Form 20-F
period 2001-03-31
DESWELL INDUSTRIES INC
filed 2001-07-10
CIK 946936

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                       ----------------------------------

For the Fiscal Year Ended:                              Commission File Number:
     March 31, 2001                                             0-26448

                       ----------------------------------

                            DESWELL INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

                                  Unit 516-517
                          Hong Leong Industrial Complex
                               # 4 Wang Kwong Road
                         Kowloon Bay, Kowloon, Hong Kong
                    (Address of principal executive offices)
                       ----------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

           Securities registered pursuant to Section 12(g) of the Act:

                    Common shares, $0.01 par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

        As of March 31, 2001, there were 5,597,931 common shares of the registrant outstanding.

        Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

        Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17     Item 18   [X]

                                TABLE OF CONTENTS


                  Financial Statements and Currency Presentation................   2
PART I
    Item 1.       Identity of Directors, Senior Management and Advisors.........   3
    Item 2.       Offer Statistics and Expected Timetable ......................   3
    Item 3.       Key Information...............................................   3
    Item 4.       Information on the Company....................................   9
    Item 5.       Operating and Financial Review and Prospects..................  20
    Item 6.       Directors, Senior Management and Employees....................  25
    Item 7.       Major Shareholders and Related Party Transactions.............  28
    Item 8.       Financial Information.........................................  31
    Item 9.       The Listing...................................................  32
    Item 10.      Additional Information........................................  33
    Item 11.      Quantitative and Qualitative Disclosure about Market Risk.....  48
    Item 12.      Description of Securities Other than Equity Securities........  48
PART II
    Item 13.      Defaults, Dividend Arrearages and Delinquencies...............  49
    Item 14.      Material Modifications to the Rights of Security Holders and
                  Use of Proceeds...............................................  49
    Item 15       [Reserved]
    Item 16.      [Reserved]
PART III
    Item 17.      Financial Statements..........................................  49
    Item 18       Financial Statements..........................................  49
    Item 19       Exhibits......................................................  50
SIGNATURES .....................................................................  52


        This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled Risk Factors under Item 3. -- Key Information.

        Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

        As used in this Report, "we," "our," "us," "Deswell" or the "Company" refers to Deswell Industries, Inc. and its subsidiaries unless the context otherwise indicates.


                 FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

        The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See "Independent Auditors' Report" included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the United States dollar, and the functional currency of the Company's subsidiaries is the Hong Kong dollar, whose exchange rate has been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. All dollar amounts ("$") set forth in this Report are in United States dollars, the references to HK$ refer to Hong Kong dollars and RMB to Chinese renminbi.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA (1)

        The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2001, and the balance sheet data as of March 31, 2000 and 2001 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the year ended March 31, 1997 and 1998, and the balance sheet data as of March 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements, which are not included in this Report.

                                                                    YEAR ENDED MARCH 31,
                                          ------------------------------------------------------------------------
        INCOME STATEMENT DATA                      (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)
                                            1997            1998            1999            2000            2001
                                          --------        --------        --------        --------        --------
Net sales                                 $ 44,540        $ 66,169        $ 53,439        $ 60,958        $ 80,847
Cost of sales                               25,465          36,246          32,179          38,262          52,596
                                          --------        --------        --------        --------        --------
Gross profit                                19,075          29,923          21,260          22,696          28,251
Selling, general and administrative
 expenses                                    7,943          14,067          10,364          11,970          15,414
                                          --------        --------        --------        --------        --------
Operating income                            11,132          15,856          10,896          10,726          12,837
Interest expense                               (49)             (2)           (306)             (3)             (6)
Other income, net                              355           1,094             939             898             915
                                          --------        --------        --------        --------        --------
Income before income taxes                  11,438          16,948          11,529          11,621          13,746
Income taxes                                   528             688             462             890             315
                                          --------        --------        --------        --------        --------
Income before minority interests            10,910          16,260          11,067          10,731          13,431
Minority interests                           2,165           3,289           1,575             433             621
                                          --------        --------        --------        --------        --------
Net income                                $  8,745        $ 12,971        $  9,492        $ 10,298        $ 12,810
                                          ========        ========        ========        ========        ========
Basic earnings per share (2)              $   1.90        $   2.59        $   1.73        $   1.90        $   2.38
                                          ========        ========        ========        ========        ========
Average number of shares
  outstanding--basic (2)                     4,610           5,006           5,478           5,412           5,376
Diluted earnings per share                $   1.85        $   2.40        $   1.72        $   1.89        $   2.36
Average number of shares
  outstanding--diluted (2)                   4,737           5,394           5,524           5,449           5,435
          STATISTICAL DATA:
Gross margin                                  42.8%           45.2%           39.8%           37.2%           34.9%
Operating margin                              25.0%           24.0%           20.4%           17.6%           15.9%
Dividends per share                       $   0.60        $   0.70        $   1.08        $   0.88        $   0.88
         BALANCE SHEET DATA

                                          ------------------------------------------------------------------------
                                            1997            1998            1999            2000            2001
                                          --------        --------        --------        --------        --------
Working capital                           $ 21,375        $ 35,968        $ 41,066        $ 44,727        $ 47,356
Total assets                                40,879          59,144          64,273          71,841          83,466
Long-term debt, less current portion             -               -               -               -               -
Total debt                                       -               -               -               -               -
Shareholders' equity                        29,467          45,211          48,767          53,031          63,877


(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," effective for financial statements issued after December 15, 1997. SFAS No. 128 requires that presentation of "Basic" and "Diluted" EPS by entities with complex capital structures, replacing "Primary" and "Fully Diluted" EPS under APB Opinion No. 15. Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares, similar to fully diluted EPS, but uses only the average stock price during the period as part of the computation. The Company adopted the new method of reporting EPS for the year ended March 31, 1998 and the financial statements for the years ended March 31, 1997 have been restated to reflect the change.

RISK FACTORS

        We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this "safe harbor" we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the following cautionary statements:

WE FACE NUMEROUS RISKS AS A RESULT OF OUR OPERATIONS IN CHINA AND HONG KONG.

        Our manufacturing facilities are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China, which are discussed in more detail below.

        The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.

        Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in that country.

        There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the tenancy agreements under which we operate our factories.

        We operate our factories under tenancy agreements with the local Chinese government. These tenancy agreements may be difficult to enforce in China, which could force us to accept terms that may not be as favorable as those provided in our tenancy agreements. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.

        If our business licenses in China are not be renewed, we would be required move our operations out of China, which would impair our profitability, competitiveness and market position and jeopardize our ability to continue operations.

        Our activities in China require business licenses. This requires a review and approval of our activities by various national and local agencies of Chinese government. The Chinese government may not continue to approve of our activities or grant or renew our licenses. Our inability to obtain needed approvals or licenses could prevent us from continuing to conduct operations in China. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we may not be able to continue operations.

        A fire, severe weather, flood, or other act of God could cause significant damage to our properties in China and disrupt our business operations.

        Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2001, we maintained fire, casualty and theft insurance aggregating approximately U.S. $25,534,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

        Possible changes and uncertainties in economic policies in the Special Economic Zones of China in which we operate could harm our operations by eliminating benefits we currently enjoy.

        As part of its economic reform, China has designated certain areas, including Shenzhen where we have certain manufacturing facilities, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could eliminate these benefits. . Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

        Uncertain applications of Chinese tax laws could subject us to greater taxes and we expect to be subject to increased taxation in China due to our recent decision not to reinvest profits in China.

        Under applicable Chinese law, we have been afforded a number of tax concessions by the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese plastic manufacturing subsidiary for at least five years. The Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain. Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We have determined that we will reinvest profits of $5,935,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2000 and thus we will only be subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2000 and quarter ended March 31, 2001. Changes in Chinese tax laws or their interpretation or application may, subject us to greater Chinese taxation in the future.

        We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky. Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. We could suffer losses from these practices if we are not successful in implementing preventative measures.

        Changes in the China's trade status with the United States could harm our operations or depress our stock price.

        China currently enjoys most favored nation trade status, which provides China with the trading privileges generally available to trading partners of the United States. In 2000, Congress voted to make China's trade status permanent when it formally entered the World Trade Organization. However, Congress may again consider China's trade status in 2001 and thereafter as a result of the delay in China's entry into the WTO. In May 2001, President Bush announced that he would renew for another year China's most favored nation trade status and recent reports indicate that the United States and China have concluded negotiations that will result in the U.S. supporting China's entry into the WTO. However, in the past, various interest groups have urged that the United States not renew most favored nation trade status for China and may do so again before China's entry in the WTO. Even after China joins the WTO, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business, by among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares.

        Changes in currency rates involving the Hong Kong dollar or Chinese yuan could increase our expenses or cause economic or political problems affecting our business.

        Our sales are predominately denominated in Hong Kong dollars. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, our results of operations and financial condition could be materially adversely affected. Any material increase in the value of the Hong Kong dollar or Chinese yuan relative to the U.S. dollar would increase our expenses. A devaluation of the Hong Kong dollar or yuan relative to the U.S. dollar would be likely to reduce our expenses. However, any benefits we receive from devaluation could be offset if the devaluation results in inflation or political unrest.

        We could be less competitive as a result of currency declines of other countries in Southeast Asia.

        As result of the Asian economic crisis a few years ago, several countries in Southeast Asia have experienced a significant devaluation of their currencies and decline in the value of their capital markets. Some analysts have predicted growth declines in 2001 for several Asian countries and currency declines have continued recently in Thailand, Taiwan, South Korea and Singapore. The decline in the currencies in these Southeast Asian countries could render our products less competitive if competitors located in these countries are able to manufacture competitive products at a lower effective cost.

        Political and economic instability of Hong Kong could harm our operations.

        Our executive and sales office, and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could have an adverse impact on our business.

WE ARE DEPENDENT ON A FEW MAJOR CUSTOMERS AND HAVE NO LONG-TERM CONTRACTS WITH THEM. OUR SALES WOULD SUBSTANTIALLY DECREASE AND WE WOULD SUFFER DECREASES IN NET INCOME OR LOSSES IF WE LOSE ANY OF OUR MAJOR CUSTOMERS, IF THEY SUBSTANTIALLY REDUCE THEIR ORDERS OR IF THEY ARE UNABLE TO PAY US.

        Historically, a substantial percentage of our sales have been to a small number of customers. Our four largest customers during the year ended March 31, 2001 were Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited, VTech Communications Limited and Epson Precision (H.K.) Limited. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2001 and accounted for an aggregate of 60.8%, 71.4% and 69.3%, respectively, of our total net sales during the years ended March 31, 1999, 2000 and 2001, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.

WE HAVE NO LONG-TERM CONTRACTS TO OBTAIN PLASTIC RESINS AND OUR PROFIT MARGINS AND NET INCOME COULD SUFFER FROM AN INCREASE IN RESIN PRICES.

        The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 1999, 2000 and 2001:

                                                          Year ended March 31,
                                                    --------------------------------
                                                     1999         2000         2001
                                                    ------       ------       ------
Resins cost as a % of plastic products sold             50%          55%          58%
Resins cost as a % of total cost of goods sold          24%          31%          32%


We have no long-term contracts with our resin suppliers. Accordingly, our financial performance is dependent to a significant extent on resin markets and the ability to pass through price increases to our customers. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations, including those arising from supply shortages. Consequently, resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. We have found that increases in resin prices are difficult to pass on to our customers. In the past increases in resin prices have increased our costs of goods sold and adversely affected our profit margins. A significant increase in resin prices in the future could likewise adversely affect our profit margins and results of operations.

WE ARE FACING INCREASING COMPETITION, WHICH HAS HAD AN ADVERSE EFFECT ON OUR GROSS PROFIT MARGINS.

        Over the last few years we have been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined

     - 6.2%, from 37.2% during the year ended March 31, 2000 to 34.9% during the year ended March 31, 2001;

     - 6.5%, from 39.8% during the year ended March 31, 1999 to 37.2% during the year ended March 31, 2000; and

     - 11.9%, from 45.2% during the year ended March 31, 1998 to 39.8% during the year ended March 31, 1999.

If we are forced to continue to lower our prices and are unable to offset this decrease by increasing our sales volumes, our net sales and gross margins will decline. If we cannot stem the decline in our gross margins, our financial position may be harmed and our stock price may decrease.

POLITICAL INSTABILITY, AND CHANGES IN IMPORT/EXPORT REGULATIONS, TARIFFS AND FREIGHT RATES IN COUNTRIES OTHER THAN CHINA WHERE WE DO BUSINESS COULD CAUSE OUR PROFIT MARGINS TO DECLINE.

        Because of the international nature of our operations and customers, our business is subject to political and economic risks beyond those involving China, including political instability, and changes in import/export regulations, tariffs and freight rates. Changes in tariff structures or other trade policies could adversely affect our suppliers or customers or decrease the cost of supplies for our competitors. Japan's trade surplus has forced a revaluation of the Japanese yen on international markets that may have the effect of making material or components that we use to manufacture our products more expensive.

OUR LOSS OF CERTAIN MEMBERS OF OUR SENIOR MANAGEMENT COULD CAUSE DISRUPTIONS IN OUR BUSINESS AND HARM OUR CUSTOMER RELATIONSHIPS THEREBY ADVERSELY AFFECTING SALES.

        We depend to a large extent on the abilities and continued participation of

        -   Richard Lau, our Chairman of the Board and Chief Executive Officer;

        - C. P. Li, our Executive Director, General Manager in charge of our day-to-day manufacturing and administrative operations for plastic products, and Chief Financial Officer;

        - C. W. Leung, Executive Director of Engineering in charge of the mold division and engineering for our plastic manufacturing operations;

        - S. K. Lee, our Director of Administration and Marketing and General Manager in charge of our day-to-day administrative and marketing operations for electronic products; and

        - M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic products.

        -   Dickson Lam, our Director of Marketing for electronic products.

Messrs. Lau, Li and Leung founded our company and have played integral roles in the management, growth and development of our company in general and our plastic injection molding business in particular. They have developed and maintain relationships with several of our key customers in our plastic injection molding business. Mr. S. K. Lee and Mr. M. C. Tam founded our electronic products manufacturing business and have developed and continue to manage it since we acquired the business from them. Mr. Dickson Lam has developed and maintains several key relationships with our key customers in our electronic and plastic injection products manufacturing business. We have no employment contracts with any of these executives and their loss would require us to find executives suitable to replace them, which could be difficult and disruptive to our business. Customers with whom they have relationships may cease to deal with us or choose to use a competitor for a greater portion of their business, resulting in our loss of sales.

SALES OF SUBSTANTIAL AMOUNTS OF OUR SHARES BY NAM TAI ELECTRONICS, INC. COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

        In a registration statement that the SEC declared effective on February 14, 2001, we have registered for resale by Nam Tai Electronics, Inc. 500,000 of our common shares. This represents approximately 9% of our outstanding shares. Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely affect the market price of our shares.

THE CONCENTRATION OF SHARE OWNERSHIP IN OUR SENIOR MANAGEMENT ALLOWS THEM TO CONTROL OR SUBSTANTIALLY INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL.

        Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own more than 40% of our shares at March 31, 2001. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

OUR BOARD'S ABILITY TO AMEND OUR CHARTER WITHOUT SHAREHOLDER APPROVAL COULD HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL.

        As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation's charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock. Our board's ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

OUR EXEMPTIONS FROM CERTAIN OF THE REPORTING REQUIREMENTS UNDER THE EXCHANGE ACT LIMITS THE PROTECTIONS AND INFORMATION AFFORDED TO INVESTORS.

        We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a foreign private issuer, we are exempt from certain provisions applicable to United States public companies including:

        - the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

        - the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

        - and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF DESWELL

        The Company was incorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company's principal executive offices are located and its business is principally administered in Hong Kong at Unit 516-517, Hong Leong Industrial Complex, No. 4, Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong, and its telephone number is
(852) 2796-6993 and its facsimile number is (852) 2796-7741.

        Deswell developed from the initial incorporation of Jetcrown Industrial Limited, a Hong Kong limited liability company ("Jetcrown"), in February 1987. Richard Lau, C. P. Li and C. W. Leung founded Jetcrown to manufacture injection-molded plastic parts for OEMs and contract manufacturers. Jetcrown is the ultimate predecessor of the Company as restructured in March 1994. In January 1990, Jetcrown Industrial (Shenzhen) Limited, a limited liability China foreign operation ("Jetcrown Shenzhen"), was organized to conduct the Company's manufacturing operations in China and Jetcrown's manufacturing operations were relocated to China in 1990. Marcon Enterprises Limited, a British Virgin Islands International Business Company ("Marcon"), was organized in July 1991 to hold the beneficial ownership of Jetcrown Shenzhen and to supervise the latter's manufacturing operations. Richtex Services Limited, a Hong Kong limited liability company, was organized in November 1991 to serve as Marcon's local agent and to discharge Marcon's duties to supervise the manufacturing operations of Jetcrown Shenzhen.

        In October 1992, the Company purchased a controlling interest of the outstanding stock of Kwanasia Electronics Company Limited, a Hong Kong limited liability company ("Kwanasia") and an independent contract manufacturer of electronic products, components and subassemblies, from two former shareholders. In December 1994, the Company increased its interest in Kwanasia to 51% of the outstanding Kwanasia shares by purchasing the requisite stock from Mr. S. K. Lee and Mr. M. C. Tam, Kwanasia's then remaining two shareholders. Messrs. Lee and Tam still own, in equal shares, 39% of the capital stock of Kwanasia's parent corporation and continue to serve as the executives in charge of administrative and manufacturing operations, respectively, for the Company's contract manufacturing operations for electronic products and subassemblies. See Item 10 Directors and Executive Officers. The total price paid by the Company in 1994 for its majority interest in Kwanasia's shares was approximately $517,000, which was paid in cash. At the time majority control of Kwanasia was acquired by the Company, Kwanasia had one active operating subsidiary, Bright Ace Limited ("Bright Ace"), a Hong Kong limited liability company.

        Kwanasia originally conducted the Company's contract electronic manufacturing operations through a joint venture enterprise (organized as a limited liability China company) called Shenzhen Kwanam Electronics, Co., Ltd. ("Shenzhen Kwanam"). Shenzhen Kwanam was initially established as a 70%-30% joint venture company pursuant to a Joint Venture Agreement (the "Joint Venture Agreement") between Kwanasia and Commercial Trading Corporation ("CTC"), an independent Chinese party. However, the parties to the Joint Venture Agreement subsequently elected to modify such arrangement. Such modification took various forms but in each case essentially provided that Kwanasia and its successor (through the subsidiaries which held the joint venture interest) would have in substance a 100% economic interest in the joint venture enterprise, subject to a RMB60,000 (approximately $7,200 at May 30, 1996) annual payment by it to CTC. In May 1996, Kwanasia and CTC agreed that Kwanasia would purchase CTC's 30% interest in Shenzhen Kwanam (the "Buy-out Agreement") for RMB180,000 (approximately $22,000 at May 30, 1996, the day the purchase price was paid). This transaction was completed during the year ended March 31, 1998 and resulted in Shenzhen Kwanam becoming a wholly owned subsidiary. Following a reorganization in electronic operations and its move-into a new manufacturing plant in Dongguan, China, the manufacturing operations of Shenzhen Kwanam were switched to another wholly owned subsidiary, Dongguan Kwan Hong Electronics Co. Ltd. ("Kwan Hong") commencing April 1, 1999. Kwan Hong was initially established as an 85%-15% joint venture company pursuant to a Joint Venture Agreement dated January 31, 1997 between Kwanasia and Dongguan Cheung On Lang Wang Electronics Development Company ("Lang Wang"), an independent Chinese party. Pursuant to a subsequent supplemental agreement signed on February 27, 1997 between Kwanasia and Lang Wang, both parties agreed that Kwanasia would have in substance a 100% economic interest in the joint venture enterprise with Lang Wang guaranteed an annual rental income for the buy out.

        The Company's incorporation in the British Virgin Islands in December 1993 was part of a restructuring in which Deswell Industries, Inc. was organized to become the ultimate parent holding company of the companies engaged in actual business operations and to the spin off to Messrs. Lau, Li and Leung other companies that hold real estate in Hong Kong. This restructuring, which was completed in March 1994 involved the following steps. First, on December 13, 1993, the Company (i) allotted a total of 2,539 common shares to provide the initial capital of the Company and (ii) acquired the entire issued share capital of Leesha Holdings Limited, the former ultimate parent company, in exchange for which it issued a total of 3,387,304 common shares. These shares were issued in equal portions to Messrs. Lau, Li and Leung, the former shareholders of Leesha Holdings Limited. Second, on March 22, 1994, the Company acquired the entire issued share capitals of Jetcrown, Marcon (including its interest in Jetcrown Shenzhen) and Richtex from Leesha Enterprises Limited, a wholly owned subsidiary of Leesha Holdings Limited and a second-tier holding company, in exchange for which the Company issued an aggregate of 7,618 common shares in equal proportions to Messrs. Lau, Li and Leung. Third, also on March 22, 1994, the Company acquired Leesha Enterprises Limited's 50.00005% interest in Kwanasia in exchange for the issue of 2,539 common shares in the Company in equal proportions to Messrs. Lau, Li and Leung and the assignment of a debt due to Jetcrown of approximately $465,000 relating to the original purchase of Kwanasia. Finally, on March 22, 1994, the Company made a distribution in specie of the entire share capital of Leesha Holdings Limited to Messrs. Lau, Li and Leung. The immediate effect of this restructuring was that the Company wholly owned Jetcrown, Marcon (which wholly owned Jetcrown Shenzhen) and Richtex and also owned 51% of the outstanding capital stock of Kwanasia (which, in turn, wholly-owned Bright Ace and had a 100% economic interest in Shenzhen Kwanam). Messrs. Lee and Tam owned the balance of Kwanasia. In 1995, this restructuring was fine-tuned for tax purposes, with the Company forming two new corporations, Union International Limited (which changed its name to Integrated International Limited on May 1, 1996) ("Integrated") and Oriental Enterprises Limited (which changed its name to Bright Oriental Enterprises Limited on May 1, 1996) ("Oriental Enterprises"), both corporations organized under the laws of Western Samoa. Integrated issued its shares proportionately to Deswell and Messrs. Lee and Tam in exchange for all outstanding capital stock of Kwanasia respectively held by them, with the result that Integrated is now 51%-owned by Deswell and 49%-owned by Messrs. Lee and Tam. Integrated in turn owns all of the outstanding capital stock of Kwanasia (which, in turn, continues to wholly own Bright Ace). As part of the fine-tuning, Oriental Enterprises was organized as a wholly-owned subsidiary of Integrated and it was assigned Kwanasia's joint venture interest in Shenzhen Kwanam and assumed Kwanasia's rights and responsibilities under the Shenzhen Kwanam joint venture. With the completion during the year ended March 31, 1998 of the purchase of CTC's 30% joint venture interest in Shenzhen Kwanam pursuant to the Buy-out Agreement, Shenzhen Kwanam became a wholly owned subsidiary of Oriental Enterprises.

        In October 1996, Integrated acquired a 64.9% interest in Kwanta Precision Metal Products Co., Ltd. ("Kwanta"), a corporation organized under the laws of Hong Kong, for $64,000, which was paid in cash. In April and July, 1999, Integrated acquired the remaining 35.1% interest in Kwanta for $6,000, which was paid in cash. Kwanta manufactures metallic molds and accessory parts for use in audio equipment, copying machines and fax machines. Kwanta supplies metallic molds for the Company's plastic and electronic operations and manufactures metal parts for OEMs and contract manufacturers, including the Company.

        In January 1999, the Company organized Star Peace Limited, a British Virgin Islands International Business Company, in order to hold securities the Company acquires for investment.

        In January, 2000, the Company organized Blue Collar Holdings Limited, a British Virgin Islands International Business Company to hold the beneficial ownership of Jetcrown Industrial (Dongguan) Limited ("Jetcrown Dongguan"). Jetcrown Dongguan, a limited liability China Foreign Enterprise registered in January 2000, was organized to conduct the Company's plastic injection molding manufacturing operations in Dongguan, China. Jetcrown Dongguan commenced production in July 2000.

        In April 2000, Integrated organized Digiwave Limited (originally named Wisetop Technology Limited), a limited liability Hong Kong Company, to carry on original design manufacturing, or ODM, in connection with our electronic manufacturing business.

        In June 2000, the Company organized Jetcrown Industrial Sdn. Bhd., a limited liability Malaysian Company, to establish a representative office in Dongguan, China to handle our overseas plastic injection product sales. On May 22, 2001, the Company's representative office had successfully obtained a registration certificate to allow it to do business from the Chinese Government and we expect it will commence business in July 2001.

CAPITAL EXPENDITURES

        Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2001 include the following:

                                                                1999             2000             2001
                                                             -----------      -----------      -----------
Purchase of property, plant and equipment                    $ 4,282,000      $ 6,019,000      $13,926,000
Proceeds from the sale of property, plant and equipment           18,000          176,000          113,000

        Principal capital expenditures currently in progress relate to improvements we are constructing on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories will consist of three to four phases. The pace of its development depends on our financial situation and future operating results. We estimate that we will spend an aggregate of approximately $11 million for the first phase of construction, which will begin in September or October 2001 and is expected to take eight months. Baring unforeseen delays, we expect that the new factory built from the Phase I portion of the project will commence operations about 12 months after construction begins.

        These capital expenditures were financed and are being financed mainly from internally generated funds.

BUSINESS OVERVIEW

        INTRODUCTION TO DESWELL

        The Company is an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or "OEMs" and contract manufacturers. The Company conducts all of its manufacturing activities at separate plastics, electronics and metallic operation factories located in the People's Republic of China.

        The Company produces a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, including

        -   cases and key tops for calculators and personal organizers;

        - cases for flashlights, telephones, paging machines, projectors and alarm clocks;

        -   grips and rods for fishing tackle; and

        -   toner cartridges and cases for photocopy machines.

        Electronic products manufactured by the Company include

        - complex printed circuit board assemblies using surface mount ("SMT") and pin-through-hole ("PTH") interconnection technologies and

        -   finished products which include

               - telecommunication products such as special purpose telephones used as a private automated branch exchange, a network terminal and an internet phone, for each of which we also manufacture the plastic parts;

               -      telephone answering machines, and

               - sophisticated professional audio equipments such as power amplifiers, mixers and digital signal processors and DVD players.

Since mid 1999, Deswell's electronics research and development team has also developed new products such as full-duplex conference speakerphones, tele-video monitoring systems and digital color cameras.

        Metal products manufactured by Deswell include metallic molds and accessory parts used in audio equipment, telephones and copying machines.

        As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers' expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell's expertise in designing and manufacturing molds for its customers and the Company's low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, as a result of increased competition, Deswell has been forced to reduce the sales prices of its products during the years ended March 31, 1999, 2000 and 2001, which has resulted in lower gross profit margins during these years.

        INDUSTRY OVERVIEW

        Management believes that the injection molding and metal molds and parts manufacturing industries have each benefited in recent years from a trend among major users of injection molded and metal products to outsource an increasing portion of the parts requirements and to select a small number of suppliers or a sole supplier to provide those products. The Company is not aware of any empirical data defining the manufacturing industry in China, however, management believes that injection molding and metal manufacturing firms which are much smaller than the Company make up the largest segment of the industry in China. The Company's experience indicates that such smaller firms are often unable to react quickly and responsively to the diverse demands of many customers and are not capable of furnishing the level of quality that high-end plastic and metal products require. Management believes that this inability on the part of these smaller manufacturers has created opportunities for the Company to increase sales by catering to the outsourcing requirements of OEMs and contract manufacturers that manufacture such high-end products.

        Similarly, as a result of the recognition by OEMs in the electronics industry of the rising costs of operating a manufacturing site and the need to add more sophisticated and expensive manufacturing processes and equipment, OEMs have turned increasingly to outside contract manufacturers. By doing so, OEMs are able to focus on research, product conception, design and development, marketing and distribution, and to rely on the production expertise of contract manufacturers. Other benefits to OEMs of using contract manufacturing include: access to manufacturers in regions with low labor and overhead costs, reduced time to market, reduced capital investment, improved inventory management, improved purchasing power and improved product quality. In addition, the use of contract manufacturers has helped OEMs manage production in view of increasingly shorter product life cycles.

        OPERATIONS

        Plastic Injection Molding.

        Plastic injection molding manufacturing accounted for 55.9%, 62.9% and 62.2% of the Company's total sales during the years ended March 31, 1999, 2000 and 2001, respectively. At March 31, 2001, the Company conducted its plastic manufacturing operations in approximately 413,600 and 114,900 square feet of factory space in its factories located in Shekou, Shenzhen, China and Dongguan, Shenzhen, China, respectively.

        The Company's plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

        Mold design and production. The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company's technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints.

        The mold-making process ranges from 30 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2001, the Company used 22 EDMs (electrical discharge machines), 23 CNC (computer numerical control) milling machines and 53 NC (numerical control) milling machines in the mold-making process. Deswell is continually adding equipment to expand its mold-making and tolling capabilities. In January 1999 the Company purchased two advanced "Makino" tooling machines, a Graphite CNC Milling Machine and a V55-A15 Vertical Machining Center, for approximately $700,000. These machines can achieve higher efficiency in mold making and are nearly four times faster than normal machines in certain applications. The machines were installed in April 1999. During July to September 1999, the Company purchased 10 sets of NC milling machines, 5 sets of EDM and 2 sets of CNC milling machines for approximately $510.000. During the period from June to November 2000, the Company purchased 6 sets of EDM, 14 sets of CNC milling machines and 11 sets of NC milling machines for approximately $995,000. Molds produced by the Company generally weigh from 220 to 12,000 pounds and generally cost between $3,000 and $500,000.

        The customer generally bears the cost of producing the molds and, as is customary in the industry, the customers own them. However, the Company maintains and stores the molds at its factory for use in production and it is the Company's policy not to make molds for customers unless the customer undertakes to store its molds at the Company's factory and uses the Company to manufacture the related parts. In this way, the Company seeks to use its mold-making expertise to create dependence on the Company for the customer's parts requirements.

        During the year ended March 31, 2001, the Company made on average about 60 different molds every month. Management believes that the Company's skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

        Plastic Injection. During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See "Raw Materials, Component Parts and Suppliers." The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2001, the Company had 252 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 80 to 100 tons. Each of the Company's machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 2-1/2 ft. x 2 ft. case for a copy machine.

        Using separate shifts, injection molding is conducted 24 hours a day, seven days per week, other than normal down time for maintenance and changing of product molds. Molding of products requiring extra concerns for appearance, such as cases for calculators, personal organizers and telephones are conducted in an isolated and dust free section of the factory. In a continuous effort to assure quality, the Company's quality control personnel inspect the products produced from each machine generally at hourly intervals during production. When defects are discovered, the Company's maintenance personnel inspect the mold and the machine to determine which is responsible. If the mold is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by one of a team of technicians employed to maintain molds. The mold will then be remounted on the machine and production will continue. If the machine is the source of the defect, the Company's technicians and engineers service the machine immediately. Through this continuous vigilance to molds and machines, the Company has experienced what it believes to be a relatively low scrap rate and has been able to maintain a high level of productivity of its injection molding machines.

        Finishing. After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

        Electronic Products and Assemblies.

        In an aggregate of approximately 300,100 square feet of factory space at March 31, 2001 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, telephones and telephone answering machines, computer peripherals such as local area network ("LAN") add-in cards, CD-ROM drives and sound cards, electronic toys, infrared remote controls and radar detectors. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 1999, 2000 and 2001, manufacturing of electronic products accounted for approximately 40.7%, 30.6% and 35.4%, respectively, of the Company's total sales. During the same periods, manufacturing of finished products accounted for 98%, 95% and 91%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.

        In assembling printed circuit boards the Company purchases packaged boards with the active components already mounted and use both PTH and SMT interconnection technologies to assemble the other components onto the PCBs.

        PTH is a method of assembling printed circuit boards in which component leads are inserted and soldered into plated holes in the board. While this technology is several decades old and is labor intensive, it still has a significant market, particularly for consumer product applications.

        SMT is the method of assembling printed circuit boards in which components are fixed directly to the surface of the board, rather than being inserted into holes. With this process, solder is accurately stenciled in paste form on pads located on the printed circuit board. The components are then placed into the solder paste and heated to the point of melting the paste (a process called "reflow") to establish a strong solder joint. The SMT process allows for more miniaturization, cost savings and shorter lead paths between components (which results in greater signal speed). Additionally, it allows components to be placed on both sides of the printed circuit board, a major factor in the miniaturization process.

        Manufacturing operations include PCB assembly and testing and, in those cases, where finished products are to be provided assembly into final product housing. While the Company has automated various aspects of the many processes, the assembly of components into electronic products remains a labor-intensive process generally requiring a high degree of precision and dexterity in the assembly stage and multiple quality control checks prior to shipment. The Company utilizes specially designed equipment and techniques to maintain its ability to assemble efficiently a wide variety of electronic products and assemblies.

        Metal Parts Manufacturing.

        In an aggregate of approximately 131,700 square feet of factory space at March 31, 2001 located at facilities in Dongguan, China near to the facilities the Company uses to manufacture and assemble electronic products and electronic assemblies, the Company manufactures metallic molds and accessory parts for use in audio equipment, telephone and copying machines. The manufacturing by the Company of metal mold products accounted for approximately 3.4%, 6.5% and 2.4% of the Company's total sales during the years ended March 31, 1999, 2000 and 2001, respectively.

        Quality Control

        The Company maintains strict quality control procedures for its products. At hourly intervals, the Company's quality control personnel monitor machines and molds to assure that plastic parts are free from defects.

        For electronic operations, the Company's quality control personnel check all incoming components. Moreover, during the production stage, the Company's quality control personnel check all work in process at several points in the production process. Finally, after the assembly stage, the Company randomly checks finished products.

        Plastic, electronic and metal products manufactured and assembled at the Company's facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 1999, 2000 and 2001.

        In 1995, the Company earned ISO 9002 certifications for both its plastic and electronic products manufacturing operations. In April 2000, the Company also received ISO 9002 for its metal manufacturing operation. The "ISO" or International Organization for Standardization is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which is the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor and to make improvements where needed. ISO 9002 is the ISO level appropriate for manufacturers like the Company. The Company's receipt of ISO 9002 certification demonstrates that the Company's manufacturing operations meet the established world standards.

        Raw Materials, Component Parts and Suppliers

        Plastic Resins. The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene), which in the years ended March 31, 1999, 2000 and 2001 averaged approximately 50%, 55% and 58%, respectively, of the Company's cost of plastic products sold and 24%, 31% and 32%, respectively, of the Company's total cost of goods sold. Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.

        The Company used in excess of 16,700,000 pounds of plastic resins during the year ended March 31, 2001. Management believes that the Company's large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company's operations.

        The primary plastic resins used by the Company are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantially cyclical price fluctuations as well as other market disturbances including shortages of supply and crises in the oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced.

        Although the plastics industry has from time to time experienced shortages of plastic resins, the Company has not experienced to date any such shortages. Management believes that there are adequate sources available to meet the Company's raw material needs.

        Component Parts and Supplies. The Company purchases over 500 different component parts from more than 100 suppliers and is not dependent upon any single supplier for any essential component. The Company purchases from suppliers in Japan, Taiwan, Korea, Hong Kong and elsewhere. At various times there have been shortages of parts in the electronics industry, and certain components, including PCBs and semiconductors, have been subject to limited allocations. Although shortages of parts and allocations have not had a material adverse effect on the Company's results of operations, there can be no assurance that any future shortages or allocations would not have such an effect.

        Raw Metal. The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company's total operations during the years ended March 31, 1999, 2000 or 2001. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

        Transportation

        Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Generally, the Company sells its products F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems and has found that the transition of Hong Kong to Chinese control in July 1997 has not had an adverse impact on the Company's ability to transport goods to and from Hong Kong and China.

        Customers and Marketing

        The Company's customers are OEMs and contract manufacturers. The Company sells its products in Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 14 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 1999, 2000 and 2001. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 1999, 2000 and 2001:

GEOGRAPHIC AREAS                  1999           2000            2001
----------------               ---------       ---------       ---------
China ...................           32.5%           42.6%           54.5%

North America ...........           24.4            27.0            22.6

Hong Kong ...............           25.9            24.1            19.2

Europe ..................           15.9             5.1             2.2

Japan ...................            1.3             1.2             1.0

Others ..................              -               -             0.5
                               ---------       ---------       ---------
         Total ..........          100.0%          100.0%          100.0%
                               =========       =========       =========

        The Company markets its products and services to existing customers through direct contact with the Company's management and direct sales personnel. The Company's sales personnel attend trade shows, advertise in trade publications such as Asian Source -- Electronics and Asian Source --Components, and use direct mail catalogues and product literature. The Company's Hong Kong-based marketing staff contacts existing and potential customers by telephone, mail, fax, e-mail via the Internet and in person.

        Major Customers

        The table below sets forth each of the Company's customers which accounted for 10% or more of net sales during the year ended March 31, 2001 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 1999, 2000 and 2001.

                                                                                        YEAR ENDED MARCH 31,
                                                                                   ------------------------------
CUSTOMER                                        PRODUCT                             1999       2000        2001
------------------------------------------      -------------------------------    -------    -------     -------
Inter-Tel Incorporated                          Telephones                           23.5%      25.3%       20.0%

Kyocera Mita Industrial Co. (H.K.) Limited      Plastic components and assembly      24.9%      24.0%       18.7%

VTech Communications Limited                    Telephones and organizers            12.4%      22.1%       17.6%

Epson Precision (H.K.) Limited                  Plastic components                       *          *       13.0%

-----------
* Less than 10%.

        The Company's success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which may be new. Many of the industry segments served by the Company's customers are subject to technological change, which can result in short product life cycles. The Company could be materially adversely affected if advances in technology or other factors reduce the marketability of essential products of its customers or if new products being developed by its customers do not attain desired levels of acceptance. If the Company was to lose any customers who account for a material portion of total net sales, or if any of these customers were to decrease substantially their purchases from the Company, the Company's revenues, earnings and financial position would be materially and adversely affected. The Company's dependence on these customers is expected to continue in the foreseeable future.

        The Company's sales transactions with all of its customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the Company has no written agreements with its customers. Sales of plastic parts and metallic products are primarily made on credit terms, with payment in Hong Kong dollars expected within 30 to 60 days of shipment. Sales of electronic products are typically based on letters of credit and are payable in United States dollars. To date the Company has not experienced any significant difficulty in collecting accounts receivable on credit sales. Management communicates regularly with credit sale customers and closely monitors the status of payment and in this way believes it has kept the default rate low. Additionally, plastic parts deliveries are made in several installments over a lengthy period of time, which permits the Company to withhold delivery in the event of any delinquency in payment for past shipments. While the Company has not experienced any difficulty in being paid by its major customers, there can be no assurance that the Company's favorable collection experience will continue in every case or at all. The Company could be adversely affected if a major customer were unable to pay for the Company's products or services.

        Competition

        Management believes that the plastic injection molding, contract electronic manufacturing and metal molds and accessories industries are each highly fragmented, although it is not aware of any empirical data defining the business segments in China. Plastic injection molding and metal molds and accessories manufacturing are characterized by a large number of relatively small operators and divisions of larger companies and contract electronic manufacturing by numerous independent manufacturers whose capabilities are evaluated by customers against each other and against the merits of in-house production. Competition in each industry is intense and many competitors in each industry are larger and have greater financial and other resources than the Company.

        The Company believes that competition for plastic injection molding, contract electronic manufacturing and metal molds and parts manufacturing businesses are based on price, quality, service and the ability to deliver products in a timely and reliable basis. The Company believes that it competes favorably in each of these areas in each business segment.

        Patents, Licenses and Trademarks

        The Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business.

SEASONALITY

        For information concerning the seasonality of the Company's business, see "Seasonality" included under Item 5 "Operating and Financial Review and Prospects."

ORGANIZATIONAL STRUCTURE

        The chart below illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2001.

                                                 ------------------------------
                                                /   Deswell Industries, Inc.   /
                                                /   A British Virgin Islands   /
                                                /International Business Company/
                                                 ------------------------------
                                                             /
                                                             /
        -----------------------------------------------------/--------------------------------------------------------------
        /                  /                /                /                    /                    /                   /
   100% /             100% /           100% /           100% /              51%   /               100% /              100% /
 --------------     -------------    ------------     ----------------    ------------------    ---------------     ------------
/ Blue Collar  /  /    Marcon    /  /  Jetcrown  /   /Richtex Services/  /   Integrated     /  /Star Peace Ltd./   /  Jetcrown  /
/Holdings Ltd. /  / Enterprises, /  / Industrial /   /    Limited     /  /International Ltd./  /  (A British   /   / Industrial /
/ (A British   /  /      Inc.    /  /   Limited  /   /  (A Hong Kong  /  /    (A Samoa      /  /Virgin Islands /   /  Sdn. Bhd  /
/Virgin Islands/  /  (A British  /  /(A Hong Kong/   /    Limited     /  /  Corporation)    /  / International /   /(A Malaysian/
/International /  /Virgin Islands/  /   Limited  /   /   Liability    /   ------------------   /  Business     /   /  Limited   /
/   Business   /  / International/  /  Liability /   /    Company)    /           /            /  Company)     /   / Liability  /
/  Company)    /  /   Business   /  /  Company)  /    ----------------            /            ---------------     /  Company)  /
 --------------   /   Company)   /   -----------                                  /                                 ------------
        /           -------------                                                 /
        /                  /                                                      /
        /                  /                          ---------------------------------------------------------------------
        /                  /                          /                      /                         /                  /
   100% /             100% /                     100% /                 100% /                    100% /             100% /
 -------------      -------------              ------------           ------------              -----------        ------------
/   Jetcrown  /    /   Jetcrown  /            /  Kwanasia  /         /   Kwanta   /            /   Bright   /     /  Digiwave  /
/  Industrial /    /  Industrial /            /Electronics /         / Precision  /            /  Oriental  /     /  Limited   /
/  (Dongguan) /    /  (Shenzhen) /            /  Company   /         /   Metal    /            /Enterprises /     /(A Hong Kong/
/   Limited   /    /   Limited   /            /  Limited   /         /  Products  /            /    Ltd.    /     /  Limited   /
/  (A limited /    /  (A limited /            /(A Hong Kong/         /Company Ltd /            /  (A Samoa  /     / Liability  /
/  liability  /    /  liability  /            /  Limited   /         /(A Hong Kong/            /Corporation)/     /  Company)  /
/China Foreign/    /China Foreign/            / Liability  /         /  Limited   /             -----------        ------------
/  Operation) /    /  Operation) /            /  Company)  /         / Liability  /                    /
 -------------      -------------              ------------          /  Company)  /                    /
                                                      /               ------------                     /
                                         --------------------------                                    /
                                         /                        /                                    /
                                  100%   /                  100%  /                             100%   /
                                --------------------      ------------------                  --------------------
                               /    Dongguan Kwan   /    /Bright Ace Limited/                /  Shenzhen Kwanam   /
                               /   Hong Electronics /    /   (A Hong Kong   /                /    Electronics     /
                               /      Co. Ltd.      /    / Limited Liability/                /  Company Limited   /
                               /(A limited liability/    /      Company)    /                /(A limited liability/
                               /    China Foreign   /     ------------------                 /   China Foreign    /
                               /     Operation)     /                                        /     Operation)     /
                                --------------------                                          --------------------



PROPERTY PLANTS AND EQUIPMENT

        HONG KONG

        The Company owns Unit 516-517, Hong Leong Industrial Complex, No. 4, Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong and uses these premises for the administration and marketing offices of its plastic injection molding operations. In addition, the Company leases from unaffiliated parties Units 514, 515 and 602, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong for use as an office and warehouse for its plastic injection molding operations. The total monthly rent under the leases is approximately $3,200. These leases expire from December 2001 to July 2002.

        The Company owns Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong and uses this space for the administration and marketing offices for both its contract electronic and metal manufacturing operations. In January 2000, the Company leased from an unaffiliated party Unit 8, 9/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong for use as an office for its contract electronic manufacturing operation. The monthly rent under the lease is approximately $1,200. The lease was terminated in March 2001.

        SOUTHERN CHINA

        In October 2000, the Company has acquired under sale and purchase agreement with third party an aggregate of approximately 112,900 square feet of manufacturing space at Block G, Wing Village Industrial Estate, Shekou, Shenzhen, China which were previously leased by the Company for the use of its plastic injection molding operations. Deswell paid approximately $1,461,000 to acquire this property.

        At March 31, 2001, the Company leased approximately 300,700 square feet of manufacturing space at Block A, 1/F-2/F, Block B, 1/F-3/F, Block C, 1/F & 2/F, Block D, 1/F-5/F, Block E, 2/F-5/F, Block F, 1/F-5/F, and Block H, 2/F-5/F Wing Village Industrial Estate, Shekou, Shenzhen, China which are used for its plastic injection molding operations. These factory premises are leased from the local Chinese government and third parties under separate leases expiring from November 2001 to December 2005. The aggregate monthly rent is approximately $63,300.

        In January 2000, the Company also leased approximately 56,800 square feet of manufacturing space and 37,100 square feet of ancillary dormitory space at Huangguan Industrial Estate, Houjie Town, Dongguan, Shenzhen, China, which are used for its plastic injection molding operations. Additionally, in May and August 2000, the Company leased approximately 58,100 square fee of manufacturing space and 22,400 square feet of ancillary dormitory space at Huangguan Industrial Estate, Houjie Town, Dongguan, Shenzhen China, which are used for its plastic injection molding operations. The new premises are adjacent to the factory leased in January 2000. These premises are leased from the local Chinese government and third party under separate leases expiring from February 2002 to July 2004. The aggregate monthly rental is approximately $16,600.

        The Company leases space at various locations near its plastics manufacturing factories in Shekou and Dongguan, Shenzhen that it uses as dormitories for factory workers. Management estimates that the space leased for dormitories approximated 96,200 square feet and 28,900 square feet at March 31, 2001 in Shekou and Dongguan, respectively. The facilities are leased for periods of one year to two years, expiring from December 2001 to March 2003. The aggregate monthly rental is approximately $21,000. The Company has acquired under purchase and sale agreements with third parties an aggregate of approximately 24,600 square feet of additional space at various locations near its plastics manufacturing operations in Shenzhen, which are also used as dormitories for factory workers.

        At March 31, 2001, the Company leased approximately

        - 264,200 square feet of manufacturing space at Kwan Hong Building, Cheung On, Dongguan, China, and

        - 2,100 square feet of office space in Nan Tau Building, Nanshan, Shenzhen, China for its contract electronic manufacturing operations;

        - 96,000 square feet of manufacturing and warehouse space in Lan Wang Building, Cheung On, Dongguan, China and

        - 133,300 square feet of ancillary dormitory space at Kwan Hong Building for both its contract electronic manufacturing and metal manufacturing operations; and

        - 69,500 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China, and

        - 38,300 square feet of ancillary dormitory space at Lan Wang Building for its contract metal manufacturing operation. These premises are leased from third parties under separate leases expiring from February 2003 to September 2008. The aggregate monthly rental is approximately $77,700.

        In addition, the Company leases approximately 150,500 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to five years and expire from April 2001 to May 2002. The aggregate monthly rental is approximately $6,500.

        The Company leases approximately 1,900 square feet of space from S. K. Lee and M.C. Tam near its office in Shenzhen that is used as staff quarters. Messrs. Lee and Tam are executive officers of the Company in charge of its contract manufacturing operations. These premises are leased for terms expiring from September 2001 to March 2002. The total monthly rental is approximately $970.

        Management believes that Deswell will be able to renew each of the leases described above as it expires for periods comparable to the current term.

        The Company believes that its existing offices and manufacturing space, together with manufacturing space in close proximity to its existing facilities which management believes will be available as needed for limited expansion, will be adequate for the operation of its business for at least the next two years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including "expect", "anticipate", "believe" "seek", "estimate". Forward looking statements are not guarantees of Deswell's future performance or results and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information -- "Risk Factors". This section should be read in conjunction with the Company's Consolidated Financial Statements included under Item 18 of this Report.

OPERATING RESULTS

        The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included later in this Report. The Company prepares its financial statements in accordance with U.S. GAAP.

        GENERAL

        The Company's revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Jetcrown (a wholly owned subsidiary) carries on the plastics operations whereas Integrated (a 51%-owned consolidated subsidiary) carries out the electronics operations. The Company acquired a controlling interest in Integrated's predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Kwanasia acquired a 64.9% interest in Kwanta in October 1996 and the Company has included the results of Kwanta in its consolidated financial statements since the date of acquisition. In April and July 1999, Integrated acquired the remaining 35.1% interest in Kwanta.

        The Company's plastics operations are the mainstay of its business and have accounted for the majority of its sales. The Company carries out all of its manufacturing operations in Southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. At the same time, the proximity of the Company's factories in Southern China to Hong Kong permits the Company to manage easily its manufacturing operations from Hong Kong, facilitates transportation of its products through Hong Kong and provides the Company's plastic manufacturing operations with access to electricity from Hong Kong and to nearby water, both of which resources are needed in abundance to manufacture plastic parts and are often inadequate elsewhere in China.

        The Company's earnings have benefited from favorable overall effective income tax rates of 4.0%, 7.7% and 2.3% for the years ended March 31, 1999, 2000 and 2001, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We have determined that we will reinvest profits of $5,935,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2000 and thus we will only be subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2000 and quarter ended March 31, 2001. Certain of the Company's income accrue in tax-free jurisdictions and are not subject to any income taxes. See Note 7 of Notes to consolidated financial statements for a further description of income taxes. The Company expects to continue to benefit from a low overall effective income tax rate in the future, barring unforeseen changes in tax laws and regulations in the various jurisdictions in which it operates. See "Uncertain applications of Chinese tax laws could subject us to greater taxes and we expect to be subject to increased taxation in China due to our recent decision not to reinvest profits in China" included under "We face numerous risks as a result of our operations in China and Hong Kong" in Item 3. Key Information -- "Risk Factors."

        The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three years in the period ended March 31, 2001.

                                                               YEAR ENDED MARCH 31,
                                                  ---------------------------------------------
                                                     1999              2000             2001
                                                  ----------        ----------       ----------
Net sales                                              100.0%            100.0%           100.0%
Cost of sales                                           60.2              62.8             65.1
                                                  ----------        ----------       ----------
Gross profit                                            39.8              37.2             34.9
Selling, general and administrative expenses            19.4              19.6             19.0
                                                  ----------        ----------       ----------
Operating income                                        20.4              17.6             15.9
Interest expense                                        (0.6)              0.0              0.0
Other income, net                                        1.8               1.5              1.1
                                                  ----------        ----------       ----------
Income before income taxes                              21.6              19.1             17.0
Income taxes                                             0.9               1.5              0.4
                                                  ----------        ----------       ----------
Income before minority interests                        20.7              17.6             16.6
Minority interests                                       2.9               0.7              0.8
                                                  ----------        ----------       ----------
Net income                                              17.8%             16.9%            15.8%
                                                  ==========        ==========       ==========

        YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

        The Company's net sales for the year ended March 31, 2001 were $80,847,000, an increase of $19,889,000 or 32.6% as compared to year ended March 31, 2000. Sales to Inter-Tel Incorporated ("Inter-Tel"), Kyocera Mita Industrial Co. (H.K.) Ltd. ("Mita"), VTech Communications Ltd. ("VTech") and Epson Precision (H.K.) Ltd. ("Epson"), The Company's four largest customers during the year ended March 31, 2001, represented approximately 69.3% of the net sales for the year. See Item 4. "Information of the Company -- Major Customers".

        The increase in sales was mainly related to increases in sales of injection-molded plastic products and electronic and metallic products of $10,996,000 and $8,893,000, respectively. This represented increases of 28.7% and 39.3%, respectively, as compared with comparable net sales in prior year. The increase in net sales in both operations was attributed to the substantial increase in orders from existing strong customer base together with the new orders from new customers.

        Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. During the year ended March 31, 2001, sales to China, North America, Hong Kong, Japan and other areas increased by $18,120,000, $1,795,000, $852,000, $14,000 and $400,000,
respectively, and sales to Europe decreased by $1,293,000, over fiscal 2000 levels.

        The overall gross profit for the year ended March 31, 2001 was $28,251,000, representing a gross profit margin of 34.9%. This compares with the overall gross profit and gross profit margin of $22,696,000 or 37.2% for the year ended March 31, 2000. The absolute and percentage decrease in the overall gross profit margin of 2.3% and 6.2%, respectively, was mainly attributable to the combined effect of an increase in resin costs and an increase in electronics component costs in the plastic and electronic divisions.

        Selling, general and administrative expenses for the year ended March 31, 2001 were $15,414,000, amounting to 19.1% of total net sales, as compared to $11,970,000 or 19.6% of total net sales for the year ended March 31, 2000. The decline in selling, general and administrative expenses as a percentage of sales over the prior year was the result of spreading such expenses over increased sales during fiscal 2001.

        As a result, operating income was $12,837,000 for the year ended March 31, 2001, an increase of $2,111,000 or 19.7% as compared with the prior year.

        The minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries. The increase in minority interest to $621,000 for the year ended March 31, 2001 from $433,000 for the year ended March 31, 2000 reflects the fact that the electronic and metallic businesses generated more profits in fiscal 2001 than fiscal 2000.

        As a result of the above factors, net income was $12,810,000 for the year ended March 31, 2001, an increase of $2,512,000 or 24.4%, as compared to the year ended March 31, 2000 and net income as a percentage of net sales decreased to 15.8% from 16.9%.

        YEAR ENDED MARCH 31, 2000 COMPARED TO YEAR ENDED MARCH 31, 1999

        The Company's net sales for the year ended March 31, 2000 were $60,958,000, an increase of $7,519,000 or 14.1% as compared to year ended March 31, 1999. Sales to Inter-Tel, Mita and VTech , the Company's three largest customers during the year ended March 31, 2000, represented approximately 71.4% of net sales for the year. See Item 4. "Information of the Company -- Major Customers".

        The increase in sales was mainly related to an increase in sales of injection-molded plastic products of $8,250,000, offset by a decrease in sales of electronic and metallic products of $731,000. This represented an increase of 27.4% and a decrease of 3.1% respectively, as compared with the net sales of such products in the year ended March 31, 1999. The increase in net sales from plastic operations was attributed to the increase in orders from its existing customer base together with the new orders from new customers. The decrease in net sales of electronic and metallic products was mainly attributed to the decrease in demand from its customers, especially customers that subcontracted for PCB product assembly, coupled with the reduction in selling prices in both OEM and subcontracted sales as compared to the year ended March 31, 1999.

        Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. During the year ended March 31, 2000, sales to China, North America, Hong Kong and Japan increased by $8,667,000, $3,415,000, $848,000 and $65,000, respectively, and sales to Europe decreased by $5,476,000, over fiscal 1999 levels.

        The overall gross profit for the year ended March 31, 2000 was $22,696,000, representing a gross profit margin of 37.2%. This compares with the overall gross profit and gross profit margin of $21,260,000 or 39.8% for the year ended March 31, 1999. The decrease in gross margin of 2.6% was mainly attributable to the reduction in selling prices on both OEM and subcontracted sales as a result of intense competition in the Company's markets.

        Selling, general and administrative expenses for the year ended March 31, 2000 were $11,970,000, amounting to 19.6% of total net sales, as compared to $10,364,000 or 19.4% of total net sales for the year ended March 31, 1999. The increase in selling, general and administrative expenses of $1,606,000 over fiscal 1999 was the increase in general and administrative expenses resulting from the improved business in fiscal 2000 over fiscal 1999.

        As a result, operating income was $10,726,000 for the year ended March 31, 2000, a decrease of $170,000 or 1.6% as compared with the prior year.

        During the year ended March 31, 2000, the Company acquired an additional 17.9% equity interest in its metal manufacturing subsidiary. As a result, minority interests represent the Company's 49% minority interest in both the electronics and metallic subsidiaries. The decrease in minority interest to $433,000 for the year ended March 31, 2000 from $1,575,000 for the year ended March 31, 1999 reflects the fact that the electronic and metallic businesses generated less profits in fiscal 2000 as compared to fiscal 1999.

        As a result of the above factors, net income was $10,298,000 for the year ended March 31, 2000, an increase of $806,000 or 8.5%, as compared to the year ended March 31, 1999 and net income as a percentage of net sales decreased to 16.9% from 17.8%.

SEASONALITY

        The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2001 (in thousands):


                                                         YEAR ENDED MARCH 31,
                      -------------------------------------------------------------------- -----------------------------
                                            1999                                                2000
                      ----------------------------------------------      ----------------------------------------------
                        Q1            Q2           Q3          Q4           Q1           Q2           Q3           Q4
                      -------      -------      -------      -------      -------      -------      -------      -------
Net sales             $15,447      $15,795      $12,612      $ 9,585       $12,08      $16,110      $17,809      $14,958
Gross profit            6,676        6,436        4,810        3,338        4,592        6,727        6,255        5,122
Operating income        3,639        3,943        2,288        1,026        1,925        3,450        3,201        2,150
Net income              3,162        3,330        2,148          852        2,113        3,336        2,944        1,905

                                             2001
                      ----------------------------------------------
                        Q1            Q2          Q3            Q4
                      -------      -------      -------      -------
Net sales             $17,786      $24,809      $21,376      $16,876
Gross profit            6,255        9,155        7,619        5,222
Operating income        2,820        5,071        3,337        1,609
Net income              2,757        4,011        3,589        2,453


        The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. This seasonality is masked, in part, by the steady growth in the Company's operations. The Company does not experience any other significant seasonal fluctuations.

IMPACT OF INFLATION

        The Company believes that inflation has not had a material effect on its business. Although the Company has found it difficult to increase the prices of its products in order to keep pace with inflation, particularly in its plastics operations, the Company believes that the location of its manufacturing operations in Southern China has resulted in a lower cost base which still provides it with a competitive advantage. Accordingly, the Company is reliant upon increasing its transaction volume in order to compensate for the effects of inflation.

EXCHANGE RATES

        The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Exchange rate fluctuations have not had a significant impact on the Company's operating results. Labor cost and overhead expenses of the Company's Hong Kong operations and China factories are paid in Hong Kong dollars and renminbi, respectively. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 and accordingly has not represented a currency exchange risk to the U.S. dollars. The Chinese government has announced its intention to maintain this fixed exchange rate, but despite such assurances there has been uncertainty reported in this regard. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism and the Company could face increased currency risks if the current exchange rate mechanism is changed. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, the Company's results of operations and financial condition could be materially adversely affected.

        Labor and overhead expenses of the Company's China operations amounted to approximately 24%, 27% and 24% of the Company's total expenses during the years ended March 31, 1999, 2000 and 2001, respectively. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Since the market and official Yuan rates were unified, the value of the Yuan against the dollar has been essentially stable, with an average rate of
8.28 Yuan per $1.00 during Deswell's fiscal years ended March 31, 1999, 2000 and 2001. The Company believes, because its Chinese operations presently are confined to manufacturing products for export or for customers in China that are controlled by foreign investors and which pay the Company in Hong Kong dollars, that the current economic climate in China should not have a direct adverse impact on the Company's business.

        The Company did not hedge its currency risk during the years ended March 31, 2000 or 2001 and at March 31, 2001, the Company had no open forward currency contracts. During the year ended March 31, 1999, the Company hedged its currency exchange risk, which primarily arose from materials purchases in currencies other than U.S. dollars in the event that the Hong Kong dollar was allowed to depreciate against the U.S. dollar. The hedge resulted in a charge of $305,000 on the write-off of a premium for the foreign currency option contract that the Company purchased. In the fiscal years prior to the year ended March 31, 1999, the Company did not engage in exchange rate-hedging activities. The Company continues to review its hedging strategy and there can be no assurance that hedging techniques implemented by the Company will be successful or will not result in charges to the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

        For the year ended March 31, 2001, net cash generated from operations totaled $13,810,000, including net income of $12,810,000 and depreciation and amortization of $5,039,000. Accounts receivable and inventories increased by $5,170,000 and $1,102,000, respectively, over levels at March 31, 2000, primarily as a result of increases in sales and the general increase in business activities. Accounts payable decreased by $1,127,000 over March 31, 2000. For the year ended March 31, 2000, net cash generated from operations totaled $11,236,000, including net income of $10,298,000 and depreciation and amortization of $4,784,000. Accounts receivable and inventories increased by $2,811,000 and $5,030,000, respectively, over levels at March 31, 1999, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $2,528,000 over March 31, 1999.

        In February 2001, Messrs. Richard Lau, C.P. Li and C.W. Leung, the Company's senior executive officers, members of its board and principal shareholders exercised options for a total 240,000 common shares of the Company. Proceeds to Deswell totaled $2,585,100.

        Net cash used in investing activities amounted to $13,672,000 and $5,602,000 for the years ended March 31, 2001 and 2000, respectively. Capital expenditures during these periods totaled $13,926,000 and $6,019,000, respectively, and were financed by cash generated from operations during each year. The capital expenditure primarily related to the acquisition of plant and machinery for the Company's production facilities in China and office equipment for the Company's administrative operations in China. Cash of $126,000 was released as security for the short-term borrowing facilities and $15,000 was released as deposit for customs duty in Dongguan, China during the year ended March 31, 2001.

        Net cash used in financing activities for the years ended March 31, 2001 and 2000 was $1,964,000 and $6,034,000, respectively. Net cash used in financing activities during the year ended March 31, 2001 was primarily to fund the Company's dividend payments to its shareholders netting off the proceeds of $2,746,000 form the exercise of stock options from directors and employee. Net cash used in financing activities during the year ended March 31, 2000 was primarily to fund the Company's dividend payments to its shareholders and the repurchase of common stock by the Company. The Company repurchased 128,200 shares for an aggregate of $1,257,000 during the year ended March 31, 2000.

        The Company generates sufficient funds from its operating activities to finance its operations and there is little need for external financing. The Company had no outstanding short-term borrowings or long-term debt at March 31, 2001 or 2000.

        As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate fluctuated during the year ended March 31, 2000, increasing from 9% at the beginning of the year to 9.5% and then decreased to 8% at March 31, 2001.

        At March 31, 2001, the Company had cash and cash equivalents of $25,330,000 and committed credit facilities of $17,097,000, none of which had been used. The Company also had restricted cash of $1,988,000 and leasehold land and buildings of $1,378,000, which were pledged as collateral for those credit facilities and $162,000 pledged as deposit for customs duty in Dongguan, China. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with the growth in the Company's business. The Company had capital commitments for plant and machinery of $375,000 as of March 31, 2001. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months.

        In June 1998, the Financial Accounting Standards Board ("FASB") has issued a new standard Statement of Financial Accounting Standards ("SFAS") No. 133 "Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, will be effective for fiscal years beginning after June 15, 2000. Management has completed the analysis of the impact and concluded that there was no significant effect on the consolidated financial statements of the Company on adoption of SFAS No. 133 on April 1, 2001.

        In June 2001, the FASB has issued two new standards SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS Nos. 141 and 142 will be effective for the Company's fiscal year ending March 31, 2003. Management has not yet completed the analysis of the impact these would have on the financial statements of the Company.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The directors and executive officers of the Company at June 30, 2001 are as follows:

          Name                      Age                    Position(s) with Company
          ----                      ---                    ------------------------
Lau Pui Hon (Richard Lau)           56     Chief Executive Officer and Chairman of the Board of
                                           Directors

Li Chin Pang (C. P.  Li)            57     Executive Director and General Manager of Manufacturing and
                                           Administration for Plastic Operations, Chief Financial
                                           Officer, Secretary and Member of the Board of Directors

Leung Chi Wai (C. W. Leung)         46     Executive Director of Engineering for Plastic Operations
                                           and Member of the Board of Directors

Lee Shu Kwan (S. K. Lee)            55     Director of Administration and Marketing for Electronic
                                           Operations

Tam Man Chi (M. C. Tam)             51     Director of Engineering and Manufacturing for Electronic
                                           Operations

Dickson Lam                         59     Director of Marketing for Electronics Operations

Eliza Y. P. Pang                    39     Financial Controller

Stephen K. Seung                    54     Member of Board of Directors and Audit Committee

Hung-Hum Leung                      55     Member of Board of Directors and Audit Committee


        RICHARD LAU. Mr. Lau has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.

        C. P. LI. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company's plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

        C. W. LEUNG. Mr. Leung has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company's plastic manufacturing operations.

        S. K. LEE. Mr. Lee has served as Director of Administration and Marketing for Electronic Operations since the Company acquired its majority interest in Kwanasia, Integrated's predecessor, in 1992 and has served as the Chief Executive Officer of Kwanasia and Integrated since Kwanasia's inception in 1986. As Director of Administration and Marketing for Electronic Operations, Mr. Lee is in charge of the Company's day-to-day administrative and marketing operations for electronic products. Mr. Lee received his Bachelor of Science degree in Electronic Engineering from National Taiwan University in 1967.

        M. C. TAM. Mr. Tam has served as Director of Engineering and Manufacturing for Electronic Operations since the Company acquired its majority interest in Kwanasia, Integrated's predecessor, in 1992 and has served in a similar capacity for Kwanasia and Integrated since Kwanasia's inception in 1986. As Director of Engineering and Manufacturing for Electronic Operations, Mr. Tam is in charge of the Company's day-to-day contract manufacturing activities for electronic products. Mr. Tam received his Bachelor of Science degree with a major in physics and minor in electronics from the Chinese University of Hong Kong in 1973.

        DICKSON LAM. Mr. Lam joined the Company as Director of Marketing in April 1990 and assumed the title of Director of Marketing for Electronic Operations in August 2001. From 1983 until joining the Company, Mr. Lam managed Heng Shing Industrial Company, his own plastics manufacturing company, located in Hong Kong.

        ELIZA Y. P. PANG. Ms. Pang, a registered fellow member of The Chartered Association of Certified Accountants, joined the Company as Financial Controller in January 1995. Prior to joining the Company, Ms. Pang worked for three and one-half years as Accounting Officer and Accountant in the Open Learning Institute and a textile manufacturing company in Hong Kong. She also worked for six years in the audit department of two multinational accounting firms, KPMG Peat Marwick and Ernst & Young in Hong Kong. Ms. Pang received her Professional Diploma in Accountancy and her MBA degree from The Hong Kong Polytechnic University in 1985 and 1996, respectively.

        STEPHEN K. SEUNG. Mr. Seung has been a director of the Company and member of the Audit Committee since July 1995. Mr. Seung is an attorney and since 1981 has been engaged in the private practice of law in New York, New York. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung also serves the Company as its authorized agent in the United States.

        HUNG-HUM LEUNG. Mr. Leung has been a director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.

        No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

COMPENSATION OF DIRECTORS AND SENIOR MANAGERS

        Executive Officers.

        The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2001 to all directors and executive officers as a group for services in all capacities was approximately $3,367,000. This excludes amounts paid by the Company to shareholders as dividends during the year ended March 31, 2001. For information concerning the Company's policy for dividends, see Item 8. Financial Information -- Dividend Policy.

        Directors

        From July 1995 to September 2000, it was the Company's policy to pay each director who was not an employee of the Company or any of its subsidiaries $500 per month. Since October 2000, it has been the Company's policy to pay each director who is not an employee of the Company or any of its subsidiaries $1,000 per month. The Company also reimburses such director all reasonable expenses incurred in connection with services as a director.

BOARD PRACTICES

        The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

        The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell's audit committee consists of Messrs. Stephen Seung and Hung-Hum Leung.

        The Company does not have a compensation or remuneration committee.

EMPLOYEES

        At March 31, 2001, the Company employed 4,089 persons on a full-time basis, of which 43 were located in Hong Kong and 4,046 in China. Of the Company's employees 2,512, 1,216 and 361 were engaged in plastic injection molding manufacturing, contract electronic manufacturing and metal molds and parts manufacturing, respectively, at March 31, 2001. The Company has not experienced significant labor stoppages. Management believes that relations with the Company's employees are satisfactory.

SHARE OWNERSHIP

        SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

        For information concerning the beneficial ownership of the Company's common shares by Directors and Senior Management and major shareholders, see
Item 7 of this Report.

        EMPLOYEE STOCK OPTION PLAN

        In 1995, the Company adopted its 1995 Stock Option Plan (the "Option Plan") permitting the Company to grant options to purchase up to 450,000 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company's Board of Directors and shareholders approved an increase of 244,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 694,000 shares the number of common shares that can be optioned and sold under the Option Plan. The Option Plan is administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Option Plan must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the Option Plan is 10 years.

        At June 30, 2001, options to purchase an aggregate of 660,000 common shares had been granted under the Option Plan, options to purchase an aggregate of 200,000 common shares were outstanding and options to purchase an aggregate of 34,000 common shares were available for future grant under the Option Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

BENEFICIAL OWNERSHIP BY MAJOR SHAREHOLDERS AND SENIOR MANAGEMENT

        Except as disclosed in the footnotes to the table below with respect to Leesha Holdings, Inc., The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2001, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of our common shares.

                                                               NUMBER OF SHARES
                                                             BENEFICIALLY OWNED(1)
                                                       --------------------------------
           NAME OF BENEFICIAL OWNER
             OR IDENTITY OF GROUP                         AMOUNT              PERCENT
------------------------------------------------       ------------         -----------
Richard Lau                                            1,813,610(2)            32.1%

C. P. Li                                               1,814,810(3)            32.1%

C. W. Leung                                            1,779,210(4)            31.4%

Leesha Holdings Ltd.                                   1,535,000(5)            27.4%

Nam Tai Electronics, Inc.                                500,000                8.9%

Micropower Enterprises Limited                           455,000                8.1%
Group consisting of Royce & Associates, Inc.             291,000(6)             5.2%
("Royce"), Royce Management Company ("RMC"), and
Charles M. Royce (6)
S. K. Lee                                                      *                  *
M. C. Tam                                                      *                  *
Dickson Lam                                                    *                  *
Eliza Y. P. Pang                                               *                  *
Stephen K. Seung                                               *                  *
Hung-Hum Leung                                                 *                  *

----------

*    Less than 1%.

(1) Based on 5,597,931 common shares outstanding on June 30, 2001. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2) Consists of 1,535,000 common shares held of record by Leesha, 218,610 common shares held of record by Mr. Lau and options to purchase 60,000 common shares granted to Mr. Lau under the Company's Stock Option Plan. . Mr. Lau's options are exercisable at a weighted average exercise price of $14.75 per share until January 21, 2008. As a director of Leesha, Mr. Lau shares the voting and investment power as to the common shares held by Leesha.

(3) Consists of 1,535,000 common shares held of record by Leesha, 219,810 common shares held of record by Mr. Li and options to purchase 60,000 common shares granted to Mr. Li under the Company's Stock Option Plan. . Mr. Li's options are exercisable at a weighted average exercise price of $14.75 per share until January 21, 2008. As a director of Leesha, Mr. Li shares the voting and investment power as to the common shares held by Leesha.

(4) Consists of 1,535,000 common shares held of record by Leesha, 184,210 common shares held of record by Mr. Leung and options to purchase 60,000 common shares granted to Mr. Leung under the Company's Stock Option Plan. Mr. Leung's options are exercisable at a weighted average exercise price of $14.75 per share until January 21, 2008. As a director of Leesha, Mr. Leung shares the voting and investment power as to the common shares held by Leesha.

(5) Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 1,535,000 common shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell's initial public offering.

(6) Based on a Schedule 13G filed with the SEC on February 8, 2001. According to this 13G: Royce owed 288,000 common shares (5.1% at June 30, 2001) and RMC owned 3,000 common shares (0.1% at June 30, 2001); Mr. Royce may be deemed to be a controlling person of Royce and RMC, and as such may be deemed to beneficially own the common shares beneficially owned by Royce and RMC; and Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC.

        Nam Tai purchased the 500,000 common shares of the Company reflected in the table from Leesha on September 26, 2000. As a result of this sale, the beneficial ownership of the Company's common shares

        -   by Mr. Lau was reduced from 48.4% to 32.1%;

        -   by Mr. Li was reduced from 48.8% to 32.1%

        -   by Mr. Leung was reduced from 48.4% to 31.4%; and

        -   by Leesha was reduced from 44.2% to 27.4%.

Similarly, the beneficial ownership of the Company's common shares by Nam Tai was increased from zero to 8.9%

        Except for this transaction between Leesha and Nam Tai, there has been no significant change in the percentage ownership held by any major shareholders of the Company during the past three years.

        All of the holders of the Company's common shares have equal voting rights with respect to the common shares held. As of June 30, 2001, approximately 36 holders of record, who, management believes, held for more than 2,600 beneficial owners, held Deswell's common shares. According to information supplied to the Company by its transfer agent, 25 holders of record with addresses in the United States held approximately 2.4 million of our outstanding common shares.

RELATED PARTY TRANSACTIONS

        During the year ended March 31, 1999, Namtai Electronic (Shenzhen) Co. Limited accounted for 11.2% of our total sales. During the years ended March 31, 2001 and 2000, sales to Nam Tai amounted to less than 10% of our total sales. Namtai Shenzhen is an indirect wholly owned subsidiary of Nam Tai Electronics, Inc., which, in September 2000, purchased an aggregate of 500,000 common shares of the Company, equal to approximately 9% of the Company's outstanding common shares.

        The Company rents staff quarters in China from Mr. S. K. Lee and Mr. M.
C. Tam, who are executive officers of the Company and minority shareholders of Integrated. The charges for these premises approximate the amount negotiable, in management's opinion, on an arms length basis. Rentals charged by these parties to the Company are summarized as follows:

                                                               YEAR ENDED MARCH 31,
                                                     ------------------------------------------
                                                        1999            2000            2001
                                                     ----------      ----------      ----------
Rent charged by Mr. S. K. Lee and Mr. M.C. Tam       $   15,000      $   12,000      $   12,000


        In June 1995, the Company's Board of Directors adopted a policy resolution prohibiting the Company from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Company, and limiting the Company's ability to make such loans, advances or guarantees to officers of the Company or its subsidiaries unless approved by a majority of independent disinterested outside directors.

        Since the Company completed its initial public offering in the United States, it has been the policy of the Company that all transactions between the Company and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

LEGAL PROCEEDINGS

        The Company is not involved in any material legal proceedings.

EXPORTS SALES

        Information regarding our export sales is provided in Item 4. "Information on the Company -- "Business Overview -- Customers and Marketing."

DIVIDEND POLICY

        Dividends paid under Hong Kong law are tax free to the recipient. While the Company had paid dividends to its shareholders prior to its IPO, it discontinued payment of dividends after the IPO until its new dividend policy was announced in July 1996. At that time, the Company announced that it planned to pay cash dividends semi-annually in the form of an interim and final dividend based on the Company's growth during the preceding year. The Company announced that dividends would be 25% to 35% of the net earnings of the preceding year limited, however, by the net cash flow available for future development. The interim dividend would be based upon the Company's first six months operating results and would be paid between November and December and the final dividend would be based upon the Company's second six months of operations and would be declared and paid between July and August. Under this dividend policy, the Company declared and paid dividends during the two-year period ended March 31:

     - 1999 aggregating $5,917,000, $4,110,000 of which was based on results for the second six months of the year ended March 31, 1998 and $1,807,000 of which was based on results for the first six months of the year ended March 31, 1999;

     - 2000 aggregating $4,777,000, $3,012,000 of which was based on results for the second six months of the year ended March 31, 1999 and $1,765,000 of which was based on results for the first six months of the year ended March 31, 2000 and

     - 2001 aggregating $4,710,000, $2,942,000 of which was based on results for the second six months of the year ended March 31, 2000 and $1,768,000 of which was based on results for the first six months of the year ended March 31, 2001.

        The Company currently plans to continue its dividend policy as announced, but such plans and policy for future dividends consist of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Whether future dividends will be declared will be depend upon the Company's future growth and earnings, of which there can be no assurance, and the Company's cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3. Key Information -- Risk Factors. Accordingly, there can be no assurance that future cash dividends on the Company's common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

ITEM 9.  THE LISTING

        The Company's common shares are traded exclusively on The Nasdaq National Market under the symbol "DSWL".

        The following table sets forth the high and low sale prices as reported by The Nasdaq National Market for each of the last five years ended March 31:

YEAR ENDED                      HIGH           LOW
----------                     -------        ------
March 31, 2001                  $18.00        $12.25
March 31, 2000                   18.50        7.9375
March 31, 1999                 21.6875          6.00
March 31, 1998                   27.75         14.50
March 31, 1997                  21.875          7.50

        The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended March 31, 2001 and the average daily trading volume during each of the quarters.

                                                           AVERAGE
                                                           DAILY
                                                           TRADING
QUARTER ENDED                    HIGH           LOW        VOLUME(1)
-------------                   -------       -------      --------
March 31, 2001                   $18.00        $12.25         5,028
December 31, 2000               17.4375         14.75         7,637
September 30, 2000                18.00         12.25         7,189
June 30, 2000                   16.1875        12.875         6,975
March 31, 2000                    17.50         14.00         9,645
December 31, 1999                 18.50         12.00         9,711
September 30, 1999               13.375       9.65625        10,456
June 30, 1999                     14.25        7.9375        21,274

---------
(1) Determined by dividing the reported daily volume by the number of trading days in the quarter.

        The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the most recent six months and the average daily trading volume during each of the months.

                                                           AVERAGE
                                                           DAILY
                                                           TRADING
QUARTER ENDED                    HIGH           LOW        VOLUME(1)
-------------                   -------       -------      --------
June 30, 2001                   $17.35        $14.60         6,940
May 31, 2001                     16.50         14.00         3,252
April 30, 2001                   14.50        13.125         2,111
March 31, 2001                   17.00         12.25         4,401
February 29, 2001                18.00        15.625         4,994
January 31, 2001                 17.00         14.75         5,715

---------
(1) Determined by dividing the reported daily volume by the number of trading days in the month.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

        Our objects and purposes are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

Directors

        British Virgin Islands law and our Articles of Association provide that no agreement or transaction between Deswell and one or more of its directors or any entity in which any director has a financial interest or to whom any director is related (including as a director of that other entity) is void or voidable for this reason only or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction or that the vote or consent of the director is counted for the purpose if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and a majority of the Company's directors (at least one whom is an "Independent Director") approve such transaction. Alternatively, the interest in the transaction may be disclosed or known to or ratified by the shareholders.* In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted. An "Independent Director" is defined in our Articles of Association as a director other than an officers or employee of Deswell or any of its subsidiaries, a person related to an officer or employee of Deswell or any of its subsidiaries, a person representing family or concentrated (more than 10%) holdings of Deswell's outstanding voting shares or any other individual having a relationship which, in the opinion of the directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Our Articles of Association provide that the directors may by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

        British Virgin Islands law and our Articles of Association provide that the management of the business and the control of Deswell shall be vested in the directors, who in addition to the powers and authorities expressly conferred by the Articles of Association, may also exercise all such powers, and do all such acts and things, as may be done by Deswell and are not by the Articles of Association or British Virgin Islands law expressly directed or required to be exercised or done by a meeting of shareholders. Our Articles of Association provide that the directors may by resolution exercise all the powers of Deswell to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of Deswell or of any third party.

        British Virgin Islands law and our Memorandum of Association and Articles of Association do not contain an age limit requirement for our directors. Under our Articles of Association, no shares are required for director's qualification.

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

        Deswell has one class and series of shares authorized or outstanding: common shares, $0.01 par value per share. Our authorized capital consists of 20,000,000 common shares, $0.01 par value per share, of which 5,597,931 common shares were outstanding on June 30, 2001.



--------
* British Virgin Islands law does not use the term "shareholder" or "stockholder" but rather refers to holders of shares of a company, like Deswell, organized under the International Business Companies Act as "members." In this Report, for the convenience of our U.S. holders, we use the term "shareholders" rather than members.

        Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.

Calling Annual General Meetings and Extraordinary General Meetings of Shareholders.

        British Virgin Islands law does not require an international business company, such as Deswell, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting.

        Under British Virgin Islands law, unless otherwise provided by a company's Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time. Our Memorandum and Articles of Association do not provide otherwise. Under British Virgin Islands law, unless otherwise provided by a company's Memorandum of Association or Articles of Association, directors are required to call meetings upon a written request from shareholders holding more than 50% of outstanding voting shares. Our Articles of Association provide that meetings of shareholders may be called only upon a written request from shareholders holding 10% or more of the outstanding voting shares.

        British Virgin Islands law and our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting.

        British Virgin Islands law and our Articles of Association provide that notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting.

Limitations on Share Ownership

        British Virgin Islands law and our Memorandum of Association and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercising voting rights to our common shares.

Potential Anti-Takeover Deterrence

        Neither our Articles of Association nor Memorandum of Association contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. However, pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our board of directors without shareholder approval may amend our Memorandum and Articles of Association (provided that a majority of our independent directors do not vote against the amendment). This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Ownership Information

        Neither our Articles of Association nor Memorandum of Association provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.

Differences from United States Law

        The laws of the BVI governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Memorandum of Association without shareholder approval. Delaware law requires shareholders to approve any amendments to a corporation's Certificate of Incorporation.

MATERIAL CONTRACTS

        The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Deswell or any subsidiary of Deswell is a party for the two years immediately preceding the filing of this report. The Reference to an Exhibit is to the exhibits appearing in Item 19 of this report.

Uncommitted Banking Facilities (Exhibit 4.1)

Date: December 27, 2000 and October 27, 2000

Parties: The Sanwa Bank Limited ("Sanwa") and Jetcrown Industrial Limited ("Jetcrown")

Nature of Contract: Renewal of Facility Letter dated December 16, 1997 whereby Sanwa made available to Jetcrown various uncommitted banking facilities.

Terms and Conditions: A (A) joint line facility of up to HK$22,000,000 consisting of the following facilities: (i) uncommitted short-term multi-currency revolving loan facility (ii) overdraft facility (iii) import facility (provided that the aggregate principal amounts outstanding under the loan facility and the overdraft facility shall not at any one time exceed HK$7,800,000); (B) Shipping guarantee facility (under the letter of credit) of up to HK$8,000,000; (C) Bills negotiation facility (under the letter of credit) of up to HK$30,000,000; (D) Forward foreign exchange facility of up to HK$16,000,000.

Consideration: The interest and commissions set forth in the agreement dated October 27, 2000.

Banking Facilities (Exhibit 4.2)

Date: March 2, 2001

Parties: Standard Chartered Bank ("Standard") and Jetcrown

Nature of Contract: Renewal of Facility Letter dated March 9, 2000 whereby Standard made available to Jetcrown various working capital facilities.

Terms and Conditions: Working Capital Facilities (1) Current Account Overdraft is HKD3,500,000; (2) Trade Finance Group 1 is HKD10,000,000; (3) Trade Finance Group 2 is HKD3,500,000; (4) Trade Finance Group 3 HKD3,500,000 (the trade finance groups are complementary and combined amounts outstanding are not to exceed HKD10,000,000; combined amounts outstanding of Trade Finance Groups 2 and 3 are not to exceed HKD3,500,000); (5) Treasury Facilities to quote rates for foreign exchange spot transactions and forward transactions; (6) Corporate Visa Cards with limits of HKD450,000. Interest rate on all sums advanced will be payable monthly at the prime rate. Default rate of prime plus 8% per annum. Letters of Credit Opening Commission and Commission in lieu of Exchange is 1/8% on the first USD100,000 and 1/32% on the balance. Commission in lieu for Negotiation of Discrepant Documents is 1/8% for the first USD100,000 and 1/32% on the balance.

Consideration: The interest and commissions set forth above.

Banking Facilities (Exhibit 4.3)

Date: March 13, 2000 and May 31, 2001

Parties: Standard and Kwanasia Electronics Co. Ltd. (Kwanasia)

Nature of Contract: Standard to provide Kwanasia with working capital facilities.

Terms and Conditions: Working Capital Facilities (1) Current Account Overdraft is HKD1,000,000 (to be increased to HKD3,000,000 upon expiry/cancellation of the standby letter of credit in favour of China Construction Bank of HKD2,000,000);
(2) Trade Finance Group 1 is HKD11,000,000; (3) Trade Finance Group 2 is HKD4,000,000; (4) Trade Finance Group 3 HKD4,0000,000 (the trade finance groups are complementary and combined amounts outstanding are not to exceed HKD11,000,000; combined amounts outstanding of Trade Finance Groups 2 and 3 are not to exceed HKD4,000,000) (5) Standby Letters of Credit is HKD4,000,000 (to be reduced to HKD2,000,000 upon expiry/cancellation of the standby letter of credit in favour of China Construction Bank of HKD2,000,000); (6) Factory Facility of HKD10,000,000 for the purchase of receivables in accordance with the Receivables Purchase Agreement (7) Treasury Facilities to quote rates for foreign exchange spot transactions and forward transactions;. Interest rate on all sums advanced will be payable monthly at the prime rate per annum. Default rate of prime plus 8% per annum will apply to amounts not paid when due or in excess of agreed facility amounts. Export bills will be discounted at Bank's standard bills finance rate minus 0.25% per annum for Hong Kong Dollar Bills and at Bank's standard bills finance rate plus 1.5% per annum for foreign currency bills. Import bills will be financed at Bank's standard bills finance rates minus 0.25% per annum for Hong Kong Dollar bills and at Bank's standard bills finance rates plus 0.75% per annum for foreign currency bills. All past due bills shall bear interest at 4% per annum above the rates charged on regular bills outstanding. Commission on Letters of Credit Opening is _% on the first USD50,000, 1/12% on USD50,001-USD100,000 and 1/24% on the balance. Commission in Lieu of Exchange is 1/8%. Commission on Import Acceptance is 1/8% per month.

Consideration: An arrangement fee of HKD1,000. A handling fee in an amount to be mutually agreed upon will be payable annually if the facilities are continuing.

Tenancy Agreement (Exhibit 4.4)

Date: February 14, 2001

Parties: Shenzhen Shekou Yu Yi Shareholding Company Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited.

Nature of Contract: Rental of property located at 1/F and 2/F, of Block A, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of the property is 1,838 square meters. Originally three-year term, commencing February 20, 1998 to February 19, 2001 but extended two more years, commencing February 20, 2001 to February 19, 2003. Rent is RMB39,556 per month. Lessor is responsible for property tax, land use fees and rental housing management fees. Lessee is to give a three-month deposit in the amount of RMB118,668. Lessee can only sublet with Lessor's approval. Lessee should inform Lessor of desire to renew lease one month before expiration.

Consideration: Rent of RMB39,556 per month.

Sale and Purchase Agreement (Exhibit 4.5)

Date: October 25, 2000

Parties: Shenzhen Shekou Real Property Co. Ltd. (Seller) and Jetcrown Industrial (Shenzhen) Limited (Purchaser).

Nature of Contract: Purchase of property located at 1-6/F., Block G, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 10,368.50 square meters total. The purchase consideration is RMB12 millions.

Consideration: Purchase consideration of RMB12 millions.

Tenancy Agreement (Exhibit 4.6)

Date: May 30, 2000

Parties: Shenzhen Shekou NanShui Enterprises Shareholding (Lessor) and Jetcrown Industrial (Shenzhen) Ltd. (Lessee)

Nature of Contract: Lease of property located at 3/F and 4/F, Block E, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of 3/F and 4/F is 2,160 total square meters. The rental period is two years, commencing May 1, 1998 to May 1, 2000 but extended one year commencing May 1, 2000 to May 1, 2001. Rent for the total property is RMB30,240 per month. The Lessor is responsible to pay for property tax, land use fees and the rental housing management fee of the property. The Lessee is responsible for the water, electricity, cleansing and management charges. A deposit of RMB60,000 is required. Lessee is not allowed to sublet the property without the Lessor's written agreement. Lessee should inform Lessor of its desire to renew the lease one month before expiration and Lessee should be given first priority to renew under the same conditions offered by any third party. The delay charge on Lessee's payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB30,240 per month.

Tenancy Agreement (Exhibit 4.7)

Date: October 13, 1999

Parties: Shenzhen Shekou NanShui Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Rental of property located at 5/F., Block E, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of 5/F is 1,080 square meters. The rental period is for three years, commencing April 25, 1999 to April 25, 2002. Rent for the total property is RMB13,500 per month. The Lessor is responsible to pay for property tax, land use fees and the rental housing management fee of the property. The Lessee is responsible for the water, electricity, cleansing and management charges. A deposit of RMB27,000 is required. Lessee is not allowed to sublet the property without the Lessor's written agreement. Lessee should inform Lessor of its desire to renew the lease one month before expiration and Lessee should be given first priority to renew under the same conditions offered by any third party. The delay charge on Lessee's payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB13,500 per month.

Tenancy Agreement (Exhibit 4.8)

Date: October 13, 1999

Parties: Shenzhen Shekou NanShui Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Rental of property located at 2/F., Block E, Wing Village Industrial Estate, Shekou, Shenzhen.

        Terms and Conditions: The construction area of 2/F is 692 square meters. The rental period is for three years, commencing September 15, 1999 to September 14, 2002. Rent for the total property is RMB8,996 per month. The Lessor is responsible to pay for property tax, land use fees and the rental housing management fee of the property. The Lessee is responsible for the water, electricity, cleansing and management charges. A deposit of RMB17,992 is required. Lessee is not allowed to sublet the property without the Lessor's written agreement. Lessee should inform Lessor of its desire to renew the lease one month before expiration and Lessee should be given first priority to renew under the same conditions offered by any third party. Lessee should inform Lessor in writing of its desire to renew the lease two months before the expiration of the lease.

Consideration: Rent of RMB8,996 per month.

Tenancy Agreement (Exhibit 4.9)

Date: October 9, 1999

Parties: Shenzhen Shekou NanShui Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Rental of factory located at 1/F., Factory C, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of 1/F is 1,040 square meters. The rental period is for one year, commencing October 1, 1999 to September 30, 2000 but extended two years from October 1, 2000 to September 30, 2002. Rent for the total property is RMB26,000 per month. A deposit of RMB68,000 is required. . The property may only be used for industrial purpose. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. Lessee may not sublet the factory without the approval of the Lessor. Lessee should inform Lessor of it desire to renew the lease one month before the expiration of the lease.

Consideration: Rent of RMB26,000 per month.

Tenancy Agreement (Exhibit 4.10)

Date: November 5, 1999

Parties: Shenzhen Shekou NanShui Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Rental of factory located at 2/F., Factory C, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of 1/F is 470 square meters. The rental period is for two years, commencing December 1, 1999 to November 30, 2001. Rent for the total property is RMB7,050 per month. A deposit of RMB14,100 is required. The factory may only be used as a processing plant. Lessee may not sublet the factory without the approval of the Lessor. Lessee should inform Lessor of its desire to renew the lease one month before the expiration of the lease. If Lessee is late on the payment of rent, a default charge calculated on a daily basis based on the Bank's interest rate at the time.

Consideration: Rent of RMB7,050 per month.

Tenancy Agreement (Exhibit 4.11)

Date: September 29, 2000

Parties: Shenzhen City Nin Fung Real Property Company Limited (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Rental of 1/F to 3/F., Block B, Wing Village Industrial Estate, NanShan District, Shekou, Shenzhen.

Terms and Conditions: The construction area is 5,226 square meters. The rental period is from January 1, 2001 until January 1, 2004. Rent for the total property is RMB3,630,000 for three years. A deposit of RMB106,262 is required. Lessor is responsible for the property tax, land use fees and the rental housing management fees. Lessee is responsible for the water, electricity, cleansing and management charges. Lessee should inform Lessor in writing of its desire to renew the lease one month before the expiration of the lease.

Consideration: Rent of RMB3,630,000 for three years rental period.

Tenancy Agreement (Exhibit 4.12)

Date: August 23, 2000

Parties: Shekou East Empire Industrial Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 2/F and 3/F, Block H, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 2,060 square meters. The rental period is one year, commencing April 10, 2000 to April 9, 2001. The total rent for the property is RMB30,900 per month. A deposit of RMB61,800 is required. The property may only be used for industrial purpose. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. Lessee may not sublet the factory without the approval of the Lessor. Lessee should inform Lessor of it desire to renew the lease one month before the expiration of the lease.

Consideration: Rent of RMB30,900 per month.

Tenancy Agreement (Exhibit 4.13)

Date: August 23, 2000

Parties: Shekou East Empire Industrial Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 5/F, Block H, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 1,030.00 square meters. The rental period is one year, commencing May 20, 2000 to May 19, 2001. The total rent for the property is RMB15,450 per month. A deposit of RMB30,900 is required. The property may only be used for industrial purpose. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. Lessee may not sublet the factory without the approval of the Lessor. Lessee should inform Lessor of it desire to renew the lease one month before the expiration of the lease.

Consideration: Rent of RMB15,450 per month.

Tenancy Agreement (Exhibit 4.14)

Date: June 3, 1999

Parties: Shekou East Empire Industrial Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 4/F, Block H, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 1,030 square meters. The rental period is two year, commencing July 15, 1999 to July 14, 2001. The total rent for the property is RMB14,420 per month. A deposit of RMB28,840 is required. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The Lessee may not sublease the property without the written approval of the Lessor. Lessee should inform Lessor in writing of its desire to renew the lease one month before the expiration of the lease. Lessee should be given first priority to rent the property under the same terms and conditions as offered by any third party.

Consideration: Rent of RMB14,420 per month.

Tenancy Agreement (Exhibit 4.15)

Date: April 9, 2001

Parties: Shenzhen Shekou East Empire Industrial Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 2/F-5/F, Block H, Wing Village Industrial Estate, Shenzhen.

Terms and Conditions: The construction area is 4,120 square meters. The rental period is two years, commencing May 1, 2001 to April 30, 2003. The total rent for the property is RMB63,860 per month. A deposit of RMB121,540 is required. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The Lessee may not sublease the property without the written approval of the Lessor. Lessee should inform Lessor in writing of its desire to renew the lease three months before the expiration of the lease. Lessee should be given first priority to rent the property under the same terms and conditions as offered by any third party. The delay charge on Lessee's payment of rent is 5% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB63,860 per month.

Tenancy Agreement (Exhibit 4.16)

Date: December 11, 2000

Parties: Shenzhen Shekou Tai Shen Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 1/F to 5/F, Block D, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 5,442 square meters. The rental period is three years, commencing January 11, 2000 to December 31, 2002. The total rent for the property is HKD108,840 per month. A deposit of HKD300,000 is required. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The Lessee may not sublease the property without the written approval of the Lessor. Lessee should inform Lessor in writing of its desire to renew the lease three months before the expiration of the lease. Lessee should be given first priority to rent the property under the same terms and conditions as offered by any third party. The delay charge on Lessee's payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB108,840 per month.

Tenancy Agreement (Exhibit 4.17)

Date: January 20, 2000

Parties: DongGuan Houjie Town Huangguan Industrial Estate Committee (Lessor) and Jetcrown Industrial (DongGuan) Limited (Lessee).

Nature of Contract: Lease of industrial building and dormitories for production of electronics, plastics and metal precision.

Terms and Conditions: The total area of the factory and dormitory is 8,620 square meters. The rental period is two years, commencing February 16, 2000 to February 15, 2002. Rent for the property is RMB73,270 per month. A deposit of RMB200,000 is required. The Lessee should pay all taxes and government fees. The Lessor will provide staff for the factory during the set-up period of the new enterprise with the Lessee paying the staff's wages and salaries. The delay charge on Lessee's payment of rent is 0.1% of the amount due multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB73,270 per month.

Tenancy Agreement (Exhibit 4.18)

Date: January 4, 2001

Parties: Shekou Wan Ha Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of Rooms 203, 205-208, 210-212, 214, 216-217, 302-305,
307, 309-310, 312-317, 401, 403-405, 407-416 of the Complex Building, Wan Ha
Village, Shekou, Shenzhen for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 1,857.89 square meters. The rental period is one year, commencing January 1, 2001 to January 1, 2002. The total rent for the property is RMB29,005.50 per month. A deposit of RMB29,005.50 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment exceeds 5 days, a late charge penalty of 2% shall be levied on the rental.

Consideration: Rent of RMB29,005.50 per month.

Tenancy Agreement (Exhibit 4.19)

Date: August 23, 2000 and May 11, 2000

Parties: DongGuan Houjie Town Chong Hing Trading Company (Lessor) and Jetcrown Industrial (DongGuan) Limited (Lessee).

Nature of Contract: Lease of industrial building and dormitories at Huangguan Industrial Estate, Ma Tsui, Dongguan, Shenzhen.

Terms and Conditions: The total area of the factory, dormitory and electricity room is 7,390 square meters. The rental period is four years, commencing August 1, 2000 to July 30, 2004. Rent for the property is RMB62,815 per month. A deposit of RMB200,000 is required. The Lessee should pay all taxes and government fees. Rental shall be paid in arrears on or before the 10th day of each month. If the rental becomes overdue, Lessor is entitled to charge a penalty of daily rate 0.1% on the amount overdue.

Consideration: Rent of RMB62,815 per month.


Tenancy Agreement of Lan Wang Building (Exhibit 4.20)

Date: January 18, 2000

Parties: Kwanasia Electronics Co. Ltd. (Lessor) and Dongguan Cheung On Lan Wang Electronics Development Co. (Lessee).

Nature of Contract: Lease of factory, office and dormitories located at Siu Pin Second Industrial Zone, Cheung On, Dongguan.

Terms and Conditions: The total area for factory is 5,861.72 square meters. The total area for the office is 2,831.34 square meters. The total area for the dormitory is 3,518.26 square meters. The total floor area of the guardroom and lobby is 126.60. The total aggregate floor area is 12,337.92 square meters. The rental period is three years, commencing February 15, 2000 to February 14, 2003. The total rent for the property is RMB 104,872.32 per month. A deposit of RMB 104,872.32 is required. The Lessor is responsible for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water and electricity charges. Upon the expiration of the rental period, Lessee has priority to renew the lease for another three-year period. The Lessee may not transfer or assign the property to a third party. If there is early termination requested by either party, the party that requested the early termination shall indemnify the other party the full rental compensation up to the expiration date.

Consideration: Rent of RMB 104,872.32 per month.

Tenancy Agreement (Exhibit 4.21)

Date: October 1, 1999

Parties: Lee Shu Kwan (Lessor) and Kwanasia Electronics Co. Limited (Lessee).

Nature of Contract: Lease of Room 402, Block A, To Fa Court, NanShan District, Shenzhen for a dormitory.

Terms and Conditions: The rental period is two years, commencing October 1, 1999 to September 30, 2001. The rent for the property is HK$2,500 per month. The Lessee is responsible for all rates, property tax, crown rent and other miscellaneous expenses related to the property. The Lessee may not transfer or assign the property to a third party. If the Lessee desires to renew the lease, the new agreement must be exercised in writing one month before the expiration of the current rental period. If there is early termination requested by either party, the party that requested the early termination shall indemnify the other party the balance of the rental payments of the rental period.

Consideration: Rent of HK$2,500 per month.

Tenancy Agreement (Exhibit 4.22)

Date: April 1, 2000

Parties: Tam Man Chi (Lessor) and Kwanasia Electronics Co. Limited (Lessee).

Nature of Contract: Lease of Flat A, 11/F, Ho Wah House, Sun Ho City, Shenzhen for a dormitory.

Terms and Conditions: The rental period is two years, commencing April 1, 2000 to March 31, 2002. The rent for the property is HK$5,000 per month. The Lessee is responsible for all rates, property tax, crown rent and other miscellaneous expenses related to the property. The Lessee may not transfer or assign the property to a third party. If the Lessee desires to renew the lease, the new agreement must be exercised in writing one month before the expiration of the current rental period. If there is early termination requested by either party, the party that requested the early termination shall indemnify the other party the balance of the rental payments of the rental period.

Consideration: Rent of HK$5,000 per month.

"Right of Land Use" Transfer Agreement and Supplementary Agreement (Exhibit
4.23)

Date: January 3, 2000 and July 18, 2000

Parties: Dongguan Houjie Town Huangguan Industrial Estate Committee (Transferor) and Jetcrown Industrial (Dongguan) Limited (Transferee).

Nature of Contract: Sale of Industrial Land located at formerly known as Kam Ngai Po Garden of Huangguan Industrial Estate Committee, Dongguan, Shenzhen for use as factory premises.

Terms and Conditions: The construction area is 117,978 square meters total. The period of right of land use is 50 years, from January 1, 2000 to December 31, 2049. The purchase consideration is RMB135.00 per square meter. The total consideration is RMB15,927,030. The right of land use certificate shall be issued before August 2000.

Consideration: Purchase consideration of RMB15,927,030 in total.

TAXATION

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

        This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes). It does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances and it does not address any aspect of United States federal tax law other than income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

     -  a dealer in securities or currencies;

     - a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

     -  a financial institution;

     -  a life insurance company;

     -  a tax-exempt organization;

     - a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

     -  a person whose functional currency for tax purposes is not the U.S.
        dollar;

     -  a person liable for alternative minimum tax; or

     - a person that owns, or is treated as owning, 10% or more of our common shares; or

     - a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Tax Consequences to U.S. Holders

        For purposes of the discussion below, you are a "U.S. holder" if you are a beneficial owner of our common shares who or which is:

     - an individual U.S. citizen or resident alien (as specifically defined for tax purposes);

     - a corporation, partnership or other business entity created or organized in or under the laws of the U.S. or any State or political subdivision thereof;

     - an estate whose income is subject to U.S. federal income tax regardless of its source;

     - a trust (x) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person;

     - any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the common shares.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

        Distributions

        Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits ("E&P"), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See "Sale or Other Disposition of Our Common Shares," below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us. Dividends paid with respect to our common shares will generally be treated as foreign source "passive income" or, in the case of certain types of financial institutions, "financial services income," for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

        Sale or Other Disposition of Our Common Shares

        Generally speaking, in connection with the sale or other taxable disposition of our common shares:

     - you will recognize gain or loss equal to the difference (if any) between:

        -   the amount realized on such sale or other taxable disposition and

        - your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

     - subject to the passive foreign investment company rules described below, any gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

     - any gain or loss will generally be treated as having United States source for United States foreign tax credit purposes; and

     -  your ability to deduct capital losses is subject to limitations.

        Passive Foreign Investment Company

        U.S. holders generally would be subject to a special, adverse tax regime (that would differ in certain respects from that described above) if we are or were to be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.

        We believe that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year, or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable tax year. We will be a PFIC if either:

     - 75 percent or more of our gross income in a taxable year is passive income (including our pro-rata share of the gross income of any company in which we own, or are treated as owning, 25 percent or more of the shares by value), which includes dividends, interests, royalties, rents, annuities, and some types of gains; or

     - the average percentage of the value of our assets in a taxable year (including our pro-rata share of the assets of any company in which we own, or are treated as owning, 25 percent or more of the shares by value) that produce or are held for the production of passive income is at least 50 percent.

        The application of the above tests could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful. If we determine that we are a PFIC, we will endeavor to notify you. . If you own common shares during any year in which we are a PFIC, you must file IRS Form 8621.

        If we were classified as a PFIC, unless you timely made one of specific available elections, a special tax regime would apply to both:

     - any "excess distribution", which would be your share of distributions in any year that are greater than 125 percent of the average annual distributions received by you in the three preceding years before the current taxable year (or during your holding period for the shares, if shorter, and

     -  any gain realized on the sale or other disposition of our common shares.

        Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax generally in the following manner:

     - the excess distribution or gain will be allocated ratably to each day that you have held our common shares,

     - the amount allocated to the taxable year in which you realize the excess distribution or gain will be taxed as ordinary income,

     - the amount allocated to the taxable years prior to the first taxable year in which we are a PFIC will be taxed as ordinary income for the taxable year in which you realize the excess distribution or gain, and

     - the amounts allocated to each of the prior taxable years for which we were a PFIC will be taxed as ordinary income at the highest applicable tax rate in effect for that year, and, in addition, an interest charge generally applicable to underpayments of tax will be imposed on you for the tax deferred.

        Subject to certain limitations, if you own common shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, for all taxable years during which you held common shares and we were a PFIC, you would not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition will be taxed as ordinary income. If we are or become a PFIC, we believe our shares will be treated as marketable stock for purposes of the mark-to-market election.

        If you own common shares in a PFIC, in lieu of making a mark-to-market election, you may make a qualifying electing fund election. If we are or become a PFIC, we may not be able or willing to satisfy the record-keeping and other requirements that would enable you to make a qualified electing fund election.

        You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of our common shares.

Tax Consequences to Non-U.S. Holders

        If you are not a U.S. holder, you are a "Non-U.S. holder."

        Distributions

        You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

     -  you conduct a trade or business in the United States and

     - the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

        If you fail the above test, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Sale or Other Disposition of Our Common Shares

        Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

     - your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

     - you are an individual Non-U.S. holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

        You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to a 31 percent U.S. federal backup withholding (under the recently enacted tax law, the 31 percent rate is reduced to 30 percent for payments made after August 6, 2001 and prior to 2004, and will be further gradually reduced to 28 percent for payments made in 2006 and thereafter). Unless we are notified by the IRS that you are subject to backup withholding you will not be subject to backup withholding provided that:

     -  you are a corporation or other exempt recipient, or

     - you provide your correct U.S. federal taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

        If you are a Non-U.S. holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-U.S. status in order to establish that you are exempt.

        Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        The discussion above is for general information only. It does not cover tax consequences that depend upon your particular tax circumstances. You should consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares

                     BRITISH VIRGIN ISLANDS TAX CONSEQUENCES

        Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares: The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

        There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EXCHANGE CONTROLS

        There are no exchange control restrictions on payments of dividends on the Company's common shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material British Virgin Islands laws, which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to nonresident holders of the Company's common shares. British Virgin Islands law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company's Securities or vote the Company's common shares.

        China's laws and regulations regulate dividend distribution and repatriation by the Company's China subsidiaries. To date these controls have not had and are not expected to have a material impact on the Company's financial results. To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Hong Kong and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements. Further, the Company intends that portions of the profits earned by Jetcrown Shenzhen will be reinvested and therefore such profits will not be available for the declaration of dividends. See Notes 1 and 7 of Notes to Consolidated Financial Statements.

FOREIGN CURRENCY RISK

        At March 31, 2000 and 2001 the Company had no open forward exchange contracts or option contracts. For information concerning the Company's currency hedging activities in 1999.

        Cash on hand at March 31, 2001 of $27,318,000 was held in the following currencies:

                                            Equivalent
                                            U.S. Dollar
                                             Holdings
----------------------------------------   ------------
United States dollars                       $14,008,000
Hong Kong dollar                              6,756,000
Euro dollar                                   5,563,000
Chinese renminbi                                991,000

See discussion of Exchange Rate Fluctuation in Item 5. Operating and Financial Review and Prospects.

INTEREST RATE RISK

        Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $22,243,000 as at March 31, 2001 was invested in short-term interest bearing investments. As such interest income will fluctuate with changes in short term interest rates. As of March 31, 2001 we had no long-term debt and $17 million outstanding on our credit facilities resulting in minimal interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

        Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Report:

                                                                               Page No.
                                                                               --------
Independent Auditors' Report...................................................  F-1

Consolidated Balance Sheets as of March 31, 2000 and March 31, 2001............  F-2

Consolidated Statements of Income for the years ended March 31, 1999,
         March 31, 2000 and March 31, 2001.....................................  F-3

Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 1999, March 31, 2000 and March 31, 2001...............  F-4

Consolidated Statements of Cash Flows for the years ended March 31, 1999,
         March 31, 2000 and March 31, 2001.....................................  F-5

Notes to Consolidated Financial Statements.....................................  F-6

        All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and the Board of Directors of Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deswell Industries, Inc. and subsidiaries at March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.





/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU
June 30, 2001

Hong Kong

                            DESWELL INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEETS
                  (U.S. DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)


                                                                          MARCH 31,
                                                                   ---------------------
                                                                      2000          2001
                                                                   -------      --------
                                     ASSETS
Current assets:
  Cash and cash equivalents                                        $27,156      $25,330
  Restricted cash (note 6)                                           2,129        1,988
  Marketable securities (note 3)                                     1,308            -
  Accounts receivable - net of allowance for doubtful
    accounts of 2000 - $87 and 2001 - nil                           10,607       15,777
  Inventories (note 4)                                              10,932       12,034
  Prepaid expenses and other current assets                          2,295        1,833
  Income taxes receivable                                              164          428
                                                                   -------      -------
        Total current assets                                        54,591       57,390
Property, plant and equipment-net (note 5)                          16,701       25,563
Goodwill - net of accumulated amortization
  of 2000 - $142 and 2001 - $177                                       549          513
                                                                   -------      -------
        Total assets                                               $71,841      $83,466
                                                                   =======      =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                 $ 5,401      $ 4,274
  Accrued payroll and employee benefits                              1,417        1,837
  Customer deposits                                                  1,745        1,850
  Other accrued liabilities                                          1,200        1,776
  Income taxes payable                                                 101          297
                                                                   -------      -------
        Total current liabilities                                    9,864       10,034
                                                                   -------      -------
Deferred income taxes (note 7)                                          15           15
                                                                   -------      -------
Commitments and contingencies (note 9)
Minority interests                                                   8,931        9,540
                                                                   -------      -------
Shareholders' equity:
  Common Shares $0.01 par value-authorized 20,000,000 shares, shares issued and outstanding March 31, 2000 - 5,347,931;
    March 31, 2001 - 5,597,931                                          53           56
  Additional paid-in capital                                        24,100       26,843
  Retained earnings                                                 28,878       36,978
                                                                   -------      -------
        Total shareholders' equity                                  53,031       63,877
                                                                   -------      -------
        Total liabilities and shareholders' equity                 $71,841      $83,466
                                                                   =======      =======



          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED MARCH 31,
                                                           --------------------------------------
                                                               1999           2000           2001
                                                           --------       --------       --------
Net sales                                                  $ 53,439       $ 60,958       $ 80,847
Cost of sales                                                32,179         38,262         52,596
                                                           --------       --------       --------
Gross profit                                                 21,260         22,696         28,251
Selling, general and administrative expenses                 10,364         11,970         15,414
                                                           --------       --------       --------
Operating income                                             10,896         10,726         12,837
Interest expense                                               (306)            (3)            (6)
Other income, net                                               939            898            915
                                                           --------       --------       --------
Income before income taxes and minority interests            11,529         11,621         13,746
Income taxes (note 7)                                           462            890            315
                                                           --------       --------       --------
Income before minority interests                             11,067         10,731         13,431
Minority interests                                            1,575            433            621
                                                           --------       --------       --------
Net income                                                 $  9,492       $ 10,298       $ 12,810
                                                           ========       ========       ========

Net income per share (note 2)

Basic:
  Net income per share                                     $   1.73       $   1.90       $   2.38
                                                           ========       ========       ========
  Weighted average common shares outstanding                  5,478          5,412          5,376
                                                           ========       ========       ========

Diluted:
  Net income per share                                     $   1.72       $   1.89       $   2.36
                                                           ========       ========       ========
  Weighted average common and potential common shares         5,524          5,449          5,435
                                                           ========       ========       ========


          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      COMMON STOCK
                                               --------------------------     ADDITIONAL
                                                 SHARES                         PAID-IN       RETAINED     SHAREHOLDERS'
                                               OUTSTANDING         AMOUNT       CAPITAL       EARNINGS        EQUITY
                                               -----------         ------     ---------       --------     -------------
Balance at April 1, 1998                        5,479,131            $55        $25,374        $19,782        $45,211
Repurchase and cancellation of common stock        (3,000)             -            (19)             -            (19)
Net income                                              -              -              -          9,492          9,492
Dividends ($1.08 per share)                             -              -              -         (5,917)        (5,917)
                                                ---------            ---        -------        -------        -------
Balance at March 31, 1999                       5,476,131             55         25,355         23,357         48,767

Repurchase and cancellation of common stock      (128,200)            (2)        (1,255)             -         (1,257)
Net income                                              -              -              -         10,298         10,298
Dividends ($0.88 per share)                             -              -              -         (4,777)        (4,777)
                                                ---------            ---        -------        -------        -------
Balance at March 31, 2000                       5,347,931             53         24,100         28,878         53,031

Exercise of stock options                         250,000              3          2,743              -          2,746
Net income                                              -              -              -         12,810         12,810
Dividends ($0.88 per share)                             -              -              -         (4,710)        (4,710)
                                                ---------            ---        -------        -------        -------
Balance at March 31, 2001                       5,597,931            $56        $26,843        $36,978        $63,877
                                                =========            ===        =======        =======        =======


The comprehensive income of the Company for the years ended March 31, 1999, 2000 and 2001 was represented by the net income of the respective year.




          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED MARCH 31,
                                                          ----------------------------------
                                                              1999         2000         2001
                                                          --------     --------     --------
Cash flows from operating activities
Net income                                                $  9,492     $ 10,298     $ 12,810
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization                              4,223        4,784        5,039
  Loss (gain) on sale of property, plant and equipment          14           35          (52)
  Minority interests                                         1,575          433          609
  Changes in operating assets and liabilities:
    Accounts receivable                                      2,283       (2,811)      (5,170)
    Marketable securities                                     (134)      (1,174)       1,308
    Inventories                                                513       (5,030)      (1,102)
    Prepaid expenses and other current assets               (2,482)       1,815          462
    Income taxes receivable                                   (179)         233         (264)
    Accounts payable                                          (890)       2,528       (1,127)
    Accrued payroll and employee benefits                      107           67          420
    Customer deposits                                          932         (420)         105
    Other accrued liabilities                                  (76)         577          576
    Income taxes payable                                       (75)         (99)         196
                                                           -------      -------     --------
Net cash provided by operating activities                   15,303       11,236       13,810
                                                           -------      -------     --------
Cash flows from investing activities
  Purchase of property, plant and equipment                 (4,282)      (6,019)     (13,926)
  Proceeds from sale of property, plant and equipment           18          176          113
  Additional interest in a subsidiary (note 2)                   -           (6)           -
  Decrease in restricted cash                                  551          247          141
                                                           -------      -------     --------
Net cash used in investing activities                       (3,713)      (5,602)     (13,672)
                                                           -------      -------     --------
Cash flows from financing activities
  Dividends paid                                            (5,917)      (4,777)      (4,710)
  Repurchase of common stock                                   (19)      (1,257)           -
  Issue of common stock                                          -            -        2,746
                                                           -------      -------     --------
Net cash used in financing activities                       (5,936)      (6,034)      (1,964)
                                                           -------      -------     --------
Net increase (decrease) in cash and cash equivalents         5,654         (400)      (1,826)
Cash and cash equivalents, beginning of year                21,902       27,556       27,156
                                                           -------      -------     --------
Cash and cash equivalents, end of year                     $27,556       27,156       25,330
                                                           =======      =======     ========

Supplementary disclosures of cash flow information:
Additional interest in a subsidiary:
  Goodwill                                                 $     -      $    224     $     -
  Minority interests                                             -          (218)          -
                                                           -------      --------     -------
Cash paid                                                  $     -      $      6     $     -
                                                           =======      ========     =======


Cash paid during the year for:
  Interest                                                 $   306      $     3      $     6
  Income taxes                                             $   717      $   756      $   383




          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1.  ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

      Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

      The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components and metallic parts and of electronic products and subassemblies. The selling and administrative activities are performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and the manufacturing activities are subcontracted to subsidiaries operating in China.

      The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ from those used in the statutory accounts of its subsidiaries. The principal adjustments made by the Company to conform the statutory accounts of the subsidiaries to U.S. GAAP relate to the recording of dividends only at the time of their declaration and the capitalization of goodwill. As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2001, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $60,297, of which $1,635 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note
7).


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of consolidation-The consolidated financial statements include the assets, liabilities, revenues and expenses of all subsidiaries. Intercompany balances and transactions are eliminated on consolidation.

      Goodwill-The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill and is amortized to expense on a straight line basis over 20 years. Amortization expense was $24 and $32 and $36 for the years ended March 31, 1999, 2000 and 2001, respectively.

      Cash and cash equivalents-Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

      Marketable securities-All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of investments sold is based on the average cost method and interest earned is included in other income.

      Inventories-Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

      Prepaid expenses and other current assets-Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

      Property, plant and equipment-Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight line method based on the estimated useful lives of the assets, as follows:

Leasehold land and buildings            40 - 50 years
Plant and machinery                      4 - 5 years
Furniture, fixtures and equipment        4 - 5 years
Motor vehicles                           3 - 4 years
Leasehold improvements                   over the term of the lease

      Valuation of long-lived assets-The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

      Revenue recognition-The Company recognizes revenue at the time the title is passed to customers upon shipment and when collectibility is reasonably assured.

        Income taxes-Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by the subsidiary during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the China tax authority that the refund will be refused. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

      Foreign currency translation-The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, whose exchange rate has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983. There is, however, no assurance that this rate will continue indefinitely.

      All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

      The Company's operations in China are integrated with the Company and the majority of their transactions are in Hong Kong dollars. Therefore, the Company's China operations use the Hong Kong dollar as their functional currency and all translation adjustments resulting from the conversion of the financial statements of the Company's China operations to Hong Kong dollars are included in income.

      Aggregate net foreign currency transaction losses included in income were $423, $465 and $644 for the years ended March 31, 1999, 2000 and 2001, respectively.

      On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company's subsidiaries, into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 1999, 2000 and 2001 were HK$7.74 to US$1.00, HK$7.74 to US$1.00 and HK$7.75 to US$1.00,
respectively.

      Post-retirement and post-employment benefits-The Company does not provide post-retirement benefits, other than pensions, and post-employment benefits are not material.

      Stock-based compensation-The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees".

      Net income per share- Basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of warrants and options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128 "Earnings Per Share" are reconciled as follows (shares in thousands):

                                                                 YEAR ENDED MARCH 31,
                                                         ----------------------------------
                                                           1999          2000          2001
                                                         ------       -------       -------
Net income                                               $9,492       $10,298       $12,810
                                                         ------       -------       -------
Basic net income per share                               $ 1.73       $  1.90       $  2.38
                                                         ------       -------       -------
Basic weighted average common shares outstanding          5,478         5,412         5,376
Effect of dilutive securities - Options                      46            37            59
                                                         ------       -------       -------
Diluted weighted average common and potential common
  shares outstanding                                      5,524         5,449         5,435
                                                         ------       -------       -------
Diluted net income per share                             $ 1.72       $  1.89       $  2.36
                                                         ======       =======       =======

      Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Recent changes in accounting standards-In June 1998, the Financial Accounting Standards Board ("FASB") has issued a new standard Statement of Financial Accounting Standards ("SFAS") No. 133 "Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, will be effective for fiscal years beginning after June 15, 2000. Management has completed the analysis of the impact and concluded that there was no significant effect on the consolidated financial statements of the Company on adoption of SFAS No. 133 on April 1, 2001.

      In March 2000, the FASB has issued an interpretation ("FIN") No. 44 "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25". FIN No. 44 is effective on July 1, 2000 and there was no significant impact on the consolidated financial statements of the Company on adoption of FIN No. 44.

      In June 2001, the FASB has issued two new standards SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS Nos. 141 and 142 will be effective for the Company's fiscal year ending March 31, 2003. Management has not yet completed the analysis of the impact these would have on the financial statements of the Company.


3.  MARKETABLE SECURITIES

      The Company acquired equity securities listed in United States of America.


                                                                             MARCH 31,
                                                                       --------------------
                                                                         2000          2001
                                                                       ------       -------
Cost                                                                   $1,072       $     -
Unrealized gain                                                           236             -
                                                                       ------       -------
Market value                                                           $1,308       $     -
                                                                       ======       =======

      Net proceeds from sale of marketable securities for the year ended March 31, 2000 and 2001 were $133 and $1,419, and realized (loss) and gain from sale of marketable securities for the year ended March 31, 2000 and 2001 were $(1) and $111, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.


4.  INVENTORIES

      Inventories by major categories are summarized as follows:


                                                                             MARCH 31,
                                                                      ---------------------
                                                                         2000          2001
                                                                      -------       -------
Raw materials                                                         $ 6,924       $ 6,130
Work in progress                                                        1,553         2,946
Finished goods                                                          2,455         2,958
                                                                      -------       -------
                                                                      $10,932       $12,034
                                                                      =======       =======

5.  PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of the following:


                                                                             MARCH 31,
                                                                      ---------------------
                                                                         2000          2001
                                                                      -------       -------
At cost:
Leasehold land and buildings                                          $ 3,475       $ 4,940
Plant and machinery                                                    17,533        21,571
Furniture, fixtures and equipment                                       7,697         9,722
Motor vehicles                                                          1,227         2,355
Leasehold improvements                                                  2,035         3,187
                                                                      -------       -------
Total                                                                  31,967        41,775
Less: accumulated depreciation and amortization                       (15,266)      (18,952)
Construction in progress                                                    -         2,740
                                                                      -------       -------
Net book value                                                        $16,701       $25,563
                                                                      =======       =======

6.  CREDIT FACILITIES AND PLEDGED ASSETS

      The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2000 and 2001 these facilities totalled $15,439, and $17,097, respectively, and none of these amounts were utilized at these dates. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2000 and 2001, cash of $1,951, and $1,826, respectively, and leasehold land and buildings of $1,409, and $1,378, respectively, have been pledged as collateral for the above facilities.

      The restricted cash at March 31, 2000 and 2001 also included $178 and $162 deposited into a bank account designated by the China customs department as a guarantee for the payment of customs duties.


7.  INCOME TAXES

      The components of income before income taxes and minority interests are as follows:

                                                                 YEAR ENDED MARCH 31,
                                                        -----------------------------------
                                                          1999          2000          2001
                                                        -------       -------       -------
Hong Kong                                               $ 3,352       $ 2,395       $ 1,462
China and others                                          8,177         9,226        12,284
                                                        -------       -------       -------
                                                        $11,529       $11,621       $13,746
                                                        =======       =======       =======

      HONG KONG

      The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax only on its taxable income arising in, or derived from, Hong Kong.

      CHINA

      The Company's subsidiaries incorporated in China are subject to Chinese income taxes at the applicable tax rate (currently 10-15%) on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempt from Chinese income tax for two years starting from the first profit-making year, followed by a 50% exemption for the next three years. The 50% exemption for Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") expired on December 31, 1995 but further extended from 1999 to 2001. The Company's other Chinese subsidiaries were either loss making or exempt from income tax in the years ended March 31, 1999, 2000 and 2001.

      However, pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries on the proportion of the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will become payable to the Chinese tax authorities.

      The Company successfully obtained tax refunds in 1999 and 2000 relating to tax paid by Jetcrown Shenzhen in the 1998 and 1999 calendar years following the capitalization by Jetcrown Shenzhen of $1,486 and $1,421 of its retained earnings, respectively. Jetcrown Shenzhen's retained earnings of $5,935 was capitalised in the year ended March 31, 2001 but the corresponding tax refund of $428 has not yet been received and is included in current assets.

      Had these tax holidays and concessions not been available, the tax charge would have been higher by $165, $487 and $866 and the basic net income per share would have been lower by $0.03, $0.09 and $0.16 for the years ended March 31, 1999, 2000 and 2001, respectively, and diluted net income per share for the years ended March 31, 1999, 2000 and 2001 would have been lower by $0.03, $0.09 and $0.16, respectively.

      OTHERS

      Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

      The provision for income taxes consists of the following:

                                                                 YEAR ENDED MARCH 31,
                                                           --------------------------------
                                                           1999          2000          2001
                                                           ----          ----          ----
Hong Kong                                                  $328          $403          $387
China                                                       134           487           (72)
                                                           ----          ----          ----
                                                           $462          $890          $315
                                                           ====          ====          ====

        Included in income taxes for China for the year ended March 31, 2001 was a credit of $325 in respect of the tax refund arising from the capitalization of 1998 and 1999 retained earnings of Jetcrown Shenzhen.

        A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

                                                                 YEAR ENDED MARCH 31,
                                                           ---------------------------------
                                                           1999          2000          2001
                                                           ----         -----          -----

Statutory tax rate in Hong Kong                            16.0%         16.0%          16.0%
Tax holidays and concessions                               (3.5)         (1.0)          (6.3)
Income not subject to taxation                             (8.3)         (8.4)          (9.3)
Increase in valuation allowances                            1.3           0.7            1.1
(Over)underprovision of income tax in previous year        (1.3)          0.6            0.3
Others                                                     (0.2)         (0.2)           0.5
                                                           ----         -----          -----
Effective rate                                              4.0%          7.7%           2.3%
                                                           ====         =====          =====

        The components of deferred income tax are as follows:

                                                                              MARCH 31,
                                                                         ------------------
                                                                         2000          2001
                                                                         ----          ----
Deferred tax asset:
  Net operating loss carryforwards                                       $303          $399
  Less: Valuation allowances                                             (170)         (310)
                                                                         ----          ----
                                                                          133            89

Deferred tax liability:
  Property, plant and equipment                                          (148)         (104)
                                                                        -----         -----
Net deferred tax liability                                              $ (15)        $ (15)
                                                                        =====         =====

      The net operating loss carryforwards principally relate to Kwanta Precision Metal Products Co., Limited ("Kwanta") and can be carried forward indefinitely and applied to reduce Kwanta's future taxable income.


8.  RELATED PARTY TRANSACTIONS

      The Company rents employee accommodations in China from Mr. S.K. Lee and Mr. M.C. Tam, executive officers of the Company and minority shareholders of Kwanasia. The charges for these premises approximate the amount negotiable, in management's opinion, on an arms length basis. Rentals charged by them to the Company are $15, $12 and $12, for the years ended March 31, 1999, 2000 and 2001, respectively.

      During the year ended March 31, 2001, the Company acquired a motor car from Unicrown Limited for $206, which approximated its fair value in which Mr. Richard Lau, a director of the Company, has a beneficial interest in that company.

9.  COMMITMENTS AND CONTINGENCIES

      The Company leases premises under various operating leases which do not contain any renewal. Rental expense under operating leases included in the statement of income was $1,647, $1,833 and $2,262 for the years ended March 31, 1999, 2000 and 2001, respectively.

      At March 31, 2001, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2002                                                                                 $2,308
2003                                                                                  1,789
2004                                                                                  1,045
2005                                                                                    914
2006                                                                                    921
2007 and after                                                                        2,344
                                                                                     ------
Total minimum lease payments                                                         $9,321
                                                                                     ======

      At March 31, 2001, the Company had capital commitments for plant and machinery totalling $375 which are expected to be disbursed during the year ending March 31, 2002.

10.  EMPLOYEE BENEFITS

      The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $75, $83 and $142 for the years ended March 31, 1999, 2000 and 2001, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan was ceased on November 30, 2000. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employees) as calculated under the MPF legislation. The expense related to the plan in the years ended March 31, 1999 and 2000 and that related to the plan and MPF in the year ended March 31, 2001 amounted to $24, $26 and $30, respectively.


11.  STOCK OPTION PLAN

      On March 15, 1995, the Company adopted a stock option plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 450,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 244,000 shares making a total of 694,000 shares of common stock available under the stock option plan. Options granted under the stock option plan will be exercisable for a period of up to 10 years, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with parenthetical weighted average prices per share) is as follows:

                                                                                    NUMBER OF STOCK OPTIONS
                                                                              -------------------------------------
                                                                               1999              2000          2001
                                                                              -------           -------    --------

Outstanding at beginning of the year ($12.59 for 1999, 2000 and 2001)         440,000           440,000     440,000
Granted during the year ($15.80 for 2001)                                           -                 -      10,000
Exercised during the year ($10.98 for 2001)                                         -                 -    (250,000)
                                                                              -------           -------    --------
Outstanding and exercisable at end of the year
  ($12.59 for 1999 and 2000 and $14.75 for 2001)                              440,000           440,000     200,000
                                                                              =======           =======     =======
Range of exercise price per share                                       $10 to $14.75     $10 to $14.75     $ 14.75


The weighted average remaining contractual life of the share options outstanding at March 31, 2001 was 6.81 years. At March 31, 2000 and March 31, 2001, there were 44,000 and 34,000 options available for future grant under the plan.

Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123, "Accounting for Stock-Based Compensation" requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method as follows:

                                                          1999          2000          2001
                                                          -----       ------        -------
Net income:
  As reported                                            $9,492       $10,298       $12,810
  Pro forma                                               9,492        10,298        12,766

Basic net income per share:
  As reported                                             $1.73         $1.90         $2.38
  Pro forma                                                1.73          1.90          2.37

Diluted net income per share:
  As reported                                             $1.72         $1.89         $2.36
  Pro forma                                                1.72          1.89          2.35

The fair value of options granted in the year ended March 31, 2001 was estimated as approximately $2.92 per share using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate - weighted average                                           4.99%
Expected life of options - weighted average                                        3 years
Expected volatility                                                                    53%
Expected dividend yield                                                              6.17%


12.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

      A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 1999, 2000 and 2001 are as follows:

                                                               PERCENTAGE OF NET SALES
                                                                 YEAR ENDED MARCH 31,
                                                          ---------------------------------
                                                          1999          2000          2001
                                                          ----          ----          -----
Inter-Tel Incorporated                                    23.5%         25.3%         20.0%
Kyocera Mita Industrial Co. (H.K.) Limited                24.9%         24.0%         18.7%
Vtech Communications Limited                              12.4%         22.1%         17.6%
Epson Precision (H.K.) Limited                                *             *         13.0%
Behringer Holdings (Pte) Ltd.                             16.0%             *             *
Namtai Electronics (Shenzhen) Company Limited             11.2%             *             *

*   Less than 10%

      Sales to Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited, Vtech Communications Limited and Epson Precision (H.K.) Limited relate to both injection-molded plastic parts and electronic products.

        Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2000 and 2001, respectively, are as follows:

                                                                            PERCENTAGE OF
                                                                              ACCOUNTS
                                                                             RECEIVABLE
                                                                        -------------------
                                                                              MARCH 31,
                                                                        -------------------
                                                                         2000          2001
                                                                        ----          -----
Largest receivable balances                                             69.9%         80.5%

      The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 1999, 2000 and 2001.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS Statement No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

      The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable and accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes.


14.  SEGMENT INFORMATION

      The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

      Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 1999, 2000 and 2001 are as follows:


                                                                 YEAR ENDED MARCH 31,
                            --------------------------------------------------------------------------------------------------
                                           1999                           2000                              2001
                            ------------------------------   -----------------------------    --------------------------------
                                       INTERSEGMENT                  INTERSEGMENT                     INTERSEGMENT
                            NET SALES    SALES     PROFIT    NET SALES   SALES     PROFIT     NET SALES    SALES       PROFIT
                            ---------  ---------  --------   ---------  -------   --------    ---------   -------     --------
SEGMENT:
Injection molded
  plastic parts              $30,080    $   203   $ 8,232     $39,272   $     -    $10,571     $ 50,531   $   270     $ 12,360
Electronic products           21,861        118     3,534      21,140       123      2,145       28,647        25        3,003
Metallic parts                 3,362      1,543      (213)      3,968     3,299     (1,063)       5,906     3,942       (1,581)
                             -------    -------   -------     -------   -------    -------     --------   -------     --------
SEGMENT TOTAL                $55,303    $ 1,864   $11,553     $64,380   $ 3,422    $11,653     $ 85,084   $ 4,237     $ 13,782


RECONCILIATION TO
  CONSOLIDATED TOTALS:
Sales eliminations           (1,864)     (1,864)        -      (3,422)   (3,422)         -       (4,237)   (4,237)           -
Goodwill amortization
  not allocated to
  segment                         -           -       (24)          -         -        (32)           -                    (36)
                            -------     -------               -------   -------                 -------   -------
CONSOLIDATED TOTALS:
  NET SALES                 $53,439     $     -               $60,958   $     -                 $80,847   $     -
                            =======     =======               =======   =======                 =======   =======
  INCOME BEFORE
    INCOME TAXES
    AND MINORITY
    INTERESTS                                      $11,529                          $11,621                             $13,746
                                                   =======                          =======                             =======


                                                                YEAR ENDED MARCH 31,
                            -------------------------------------------------------------------------------------------
                                                1999                                          2000
                            -------------------------------------------     -------------------------------------------
                                                           DEPRECIATION                                    DEPRECIATION
                            IDENTIFIABLE     CAPITAL           AND          IDENTIFIABLE     CAPITAL            AND
                               ASSETS      EXPENDITURE     AMORTIZATION        ASSETS      EXPENDITURE     AMORTIZATION
                            ------------   -----------     ------------     ------------   -----------     ------------
SEGMENT:
Injection molded plastic
  parts                       $ 44,513       $  1,468        $  2,207         $ 50,112      $  5,119          $2,535
Electronic products             19,871          2,663           1,328           23,431           600           1,361
Metallic parts                   3,462            151             664            5,037           300             856
                              --------       --------        --------         --------      --------          ------
SEGMENT TOTALS                $ 67,846       $  4,282        $  4,199         $ 78,580      $  6,019          $4,752
RECONCILIATION TO
  CONSOLIDATED TOTALS:
Elimination of receivables
  from intersegments            (3,930)             -               -           (7,288)            -               -
Goodwill not allocated to
  segments                         357              -              24              549             -              32
                              --------       --------        --------         --------      --------          ------
CONSOLIDATED TOTALS           $ 64,273       $  4,282        $  4,223         $ 71,841      $  6,019          $4,784
                              ========       ========        ========         ========      ========          ======














                                          YEAR ENDED MARCH 31,
                              ------------------------------------------
                                                  2001
                              ------------------------------------------
                                                            DEPRECIATION
                              IDENTIFIABLE     CAPITAL           AND
                                 ASSETS      EXPENDITURE    AMORTIZATION
                              ------------   -----------    ------------
SEGMENT:
Injection molded plastic
  parts                         $60,704        $11,817         $2,625
Electronic products              26,821          1,589          1,437
Metallic parts                    6,149            520            941
                                -------        -------         ------
SEGMENT TOTALS                  $93,674        $13,926         $5,003
RECONCILIATION TO
  CONSOLIDATED TOTALS:
Elimination of receivables
  from intersegments            (10,721)             -              -
Goodwill not allocated to
  segments                          513              -             36
                                -------        -------         ------
CONSOLIDATED TOTALS             $83,466        $13,926         $5,039
                                =======        =======         ======

      All of the Company's sales are coordinated through the Hong Kong subsidiaries and a breakdown of sales by destination is as follows:

                                                                 YEAR ENDED MARCH 31,
                                                        -----------------------------------
                                                           1999          2000          2001
                                                        -----------------------------------
Net sales
  Hong Kong                                             $13,857       $14,704       $15,557
  Export sales
    China                                                17,292        25,958        44,078
    U.S.A.                                               13,072        16,488        18,282
    Europe                                                8,531         3,056         1,763
    Other                                                   687           752         1,167
                                                        -------       -------       -------
Total net sales                                         $53,439       $60,958       $80,847
                                                        =======       =======       =======

        The location of the Company's identifiable assets is as follows:

                                                                     MARCH 31,
                                                        ------------------------------------
                                                           1999          2000          2001
                                                        -------       -------       -------
Hong Kong                                               $47,116       $46,982       $47,520
China                                                    16,800        24,310        35,433
Goodwill                                                    357           549           513
                                                        -------       -------       -------
Total identifiable assets                               $64,273       $71,841       $83,466
                                                        =======       =======       =======

ITEM 19.  EXHIBITS

         The following documents are filed as exhibits herewith:


EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
1.1         Certificate of Incorporation, Memorandum and Articles of Association
            (as amended through March 7, 1995) (incorporated by reference to
            Exhibit 3.1 to Deswell's Registration Statement on Form F-1 filed with the SEC on June 19, 1995).

1.2         Amendment to Memorandum and Articles of Association filed with BVI
            Registry of Companies on July 19, 1995.

2.1 Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell's Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1(a)      Facility letter dated December 27, 2000 between The Sanwa Bank
            Limited and Jetcrown Industrial Limited.

4.1(b)      Facility letter dated October 27, 2000 between The Sanwa Bank
            Limited and Jetcrown Industrial Limited.

4.2 Facility letter dated March 2, 2001 between Standard Chartered Bank and Jetcrown Industrial Limited.

4.3 Facility letter dated May 31, 2001 between Standard Chartered Bank and Kwanasia Electronics Company Limited.

4.4         Tenancy Agreement dated February 14, 2001 between Shekou Yu Yi
            Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st and 2nd Floor, Block A, Wing Village Industrial Estate,
            Shekou, Shenzhen.

4.5         Sale and Purchase Agreement dated October 25, 2000 between Shekou
            Real Property Company. and Jetcrown Industrial (Shenzhen) Limited for the 1st to 6th Floor, Block G, Wing Village Industrial Estate,
            Shekou, Shenzhen.

4.6         Tenancy Agreement dated May 30, 2000 between Shekou NanShui
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 3rd and 4th Floor, Block E, Wing Village Industrial
            Estate, Shekou, Shenzhen.

4.7         Tenancy Agreement dated October 13, 1999 between Shekou NanShui
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 5th Floor, Block E, Wing Village Industrial Estate,
            Shekou, Shenzhen.

4.8         Tenancy Agreement dated October 13, 1999 between Shekou NanShui
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 2nd Floor, Block E, Wing Village Industrial Estate,
            Shekou, Shenzhen.

4.9         Tenancy Agreement dated October 9, 1999 between Shekou NanShui
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 1st Floor, Factory C, Wing Village Industrial
            Estate, Shekou, Shenzhen.

4.10        Tenancy Agreement dated November 5, 1999 between Shekou NanShui
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 2nd Floor, Factory C, Wing Village Industrial
            Estate, Shekou, Shenzhen.

4.11        Tenancy Agreement dated September 29, 2000 between Shenzhen City Nin
            Fung Real Property Co., Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 1st to 3rd Floor, Block B, Wing Village Industrial
            Estate, Shekou, Shenzhen.

4.12        Tenancy Agreement dated August 23, 2000 between Shekou East Empire
            Industrial Company Limited and Jetcrown Industrial (Shenzhen)
            Limited for the 2nd and 3rd Floor, Block H, Wing Village Industrial
            Estate, Shekou, Shenzhen.

4.13        Tenancy Agreement dated August 23, 2000 between Shekou East Empire
            Industrial Company Limited and Jetcrown Industrial (Shenzhen)
            Limited for the 5th Floor, Block H, Wing Village Industrial Estate,
            Shekou, Shenzhen.

4.14        Tenancy Agreement dated June 3, 1999 between Shekou East Empire
            Industrial Company Limited and Jetcrown Industrial (Shenzhen)
            Limited for the 4th Floor, Block H, Wing Village Industrial Estate,
            Shekou, Shenzhen.

4.15        Tenancy Agreement dated April 9, 2001 between Shekou East Empire
            Industrial Company Limited and Jetcrown Industrial (Shenzhen)
            Limited for the 2nd Floor to 5th Floor, Block H, Wing Village
            Industrial Estate, Shekou, Shenzhen.

4.16        Tenancy Agreement dated December 11, 2000 between Shekou Tai Shen
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for the 1st Floor to 5th Floor, Block D Wing Village
            Industrial Estate, Shekou, Shenzhen.

4.17        Tenancy Agreement dated January 20, 2000 between Dongguan Houjie
            Town Huangguan Estate Committee and Jetcrown Industrial (Dongguan)
            Limited for the industrial building and dormitory building of the Huangguan Industrial Estate, Houji Town, Dongguan, Shenzhen.

4.18        Tenancy Agreement dated January 4, 2001 between Shekou Wan Ha
            Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen)
            Limited for Room 203, 205-208, 210-212, 214, 216-217, 302-305, 307,
            309, 310, 312-317, 401, 403-405, 407-416, Complex Building, Wan Sha
            Village, Shekou, Shenzhen.

4.19        Tenancy Agreement dated May 11, 2000 and August 23, 2000 between
            Dongguan Houjie Town Chong Hing Trading Company and Jetcrown
            Industrial (Dongguan) Limited for the Industrial building, dormitory building and an electricity room of the Huangguan Industrial Estate, Ma Tsui, Houjie Town, Dongguan, Shenzhen.

4.20        Tenancy Agreement dated January 18, 2000 between Dong Guan Cheung On
            Lan Wang Electronics Development Co. and Kwanasia Electronics Co.
            Ltd. for 1st to 6th Floor, factory building; 2nd to 6th Floor, office building; 1st, 2nd, 4th to 7th Floor, dormitory building;
            security guard room and lobby of Lan Wang Building, Siu Bin Second
            Industrial District, Cheung On, Dongguan (incorporated by reference to Exhibit 2.35 of Deswell's Form 20-F for the year ended March 31,
            2000 filed with the SEC on July 7, 2000).

4.21        Tenancy Agreement dated October 1, 1999 between Lee Shu Kwan and
            Kwanasia Electronics Co. Ltd. for Room 402, Block A, To Fa Court,
            Nanshan District, Shenzhen (incorporated by reference to Exhibit
            2.37 of Deswell's Form 20-F for the year ended March 31, 2000 filed with the SEC on July 7, 2000).

4.22        Tenancy Agreement dated April 1, 2000 between Tam Man Chi and
            Kwanasia Electronic Co. Ltd. for Flat A, 11th, Ho Wah House, Sun Ho
            City, Shenzhen (incorporated by reference to Exhibit 2.38 of
            Deswell's Form 20-F for the year ended March 31, 2000 filed with the SEC on July 7, 2000).

4.23 Right of Land Use Transfer Agreement and Supplementary Agreement dated January 3, 2000 and July 18, 2000 between Dongguan Houjie Town
            Huangguan Industrial Estate Committee and Jetcrown Industrial
            (Dongguan) Limited for the Industrial Land located at formerly known as Kam Ngai Po Garden of Huangguan Industrial Estate Committee,
            Dongguan, Shenzhen.

8.1         Diagram of the Company's operating subsidiaries and affiliates -
            (see page 18 of this report)

10.1 Consent of Independent Auditors' to incorporation of report on the Company's consolidated financial statements into Registrant's
            Registration Statements on Form S-8 and F-3.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      DESWELL INDUSTRIES, INC.


Date: July 9, 2001                    By:  /s/ RICHARD LAU
                                         -----------------------------
                                               Richard Lau
                                               Chairman of the Board and
                                               Chief Executive Officer