Form 20-F
period 2002-03-31
DESWELL INDUSTRIES INC
filed 2002-07-09
CIK 946936

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              ---------------------

                                    FORM 20-F

[ ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[*] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                              ---------------------

For the Fiscal Year Ended:                               Commission File Number:
    March 31, 2002                                               0-26448

                              ---------------------

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

                              ---------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

                    Common shares, $0.01 par value per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2002, there were 5,580,331 common shares of the registrant outstanding.

        Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

                                    Yes  [X]    No
                                         ---       ---

        Indicate by check mark which financial statement item the registrant has elected to follow:

                                Item 17       Item 18  [X]
                                        ---            ---

                                TABLE OF CONTENTS



               Financial Statements and Currency Presentation.............................. 2

PART I
   Item 1.     Identity of Directors, Senior Management and Advisors....................... 3
   Item 2.     Offer Statistics and Expected Timetable .................................... 3
   Item 3.     Key Information............................................................. 3
   Item 4.     Information on the Company.................................................. 9
   Item 5.     Operating and Financial Review and Prospects................................20
   Item 6.     Directors, Senior Management and Employees..................................27
   Item 7.     Major Shareholders and Related Party Transactions...........................30
   Item 8.     Financial Information.......................................................33
   Item 9.     The Listing.................................................................34
   Item 10.    Additional Information......................................................35
   Item 11.    Quantitative and Qualitative Disclosure about Market Risk...................50
   Item 12.    Description of Securities Other than Equity Securities......................50

PART II
   Item 13.    Defaults, Dividend Arrearages and Delinquencies.............................51
   Item 14.    Material Modifications to the Rights of Security Holders and
               Use of Proceeds.............................................................51
   Item 15     [Reserved]
   Item 16.    [Reserved]

PART III
   Item 17.    Financial Statements........................................................51
   Item 18     Financial Statements........................................................51
   Item 19     Exhibits....................................................................52
SIGNATURES ................................................................................54

                                  -------------

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

                                  -------------

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA(1)

        The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2002, and the balance sheet data as of March 31, 2001 and 2002 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 1998 and 1999, and the balance sheet data as of March 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements, which are not included in this Report.

                                    (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)
      INCOME STATEMENT DATA                          YEAR ENDED MARCH 31,
                                      --------------------------------------------------
                                       1998        1999     2000       2001       2002
                                      -------     -------  -------    -------    -------
Net sales                             $66,169     $53,439  $60,958    $80,847    $83,320
Cost of sales                          36,246      32,179   38,262     52,596     54,448
                                      -------     -------  -------    -------    -------
Gross profit                           29,923      21,260   22,696     28,251     28,872
Selling, general and
  administrative expenses              14,067      10,364   11,970     15,414     14,939
                                      -------     -------  -------    -------    -------
Operating income                       15,856      10,896   10,726     12,837     13,933
Interest expense                           (2)       (306)      (3)        (6)       (26)
Other income, net                       1,094         939      898        915        877
                                      -------     -------  -------    -------    -------
Income before income taxes             16,948      11,529   11,621     13,746     14,784
Income taxes                              688         462      890        315        535
                                      -------     -------  -------    -------    -------
Income before minority interests       16,260      11,067   10,731     13,431     14,249
Minority interests                      3,289       1,575      433        621        925
                                      -------     -------  -------    -------    -------
Net income                            $12,971      $9,492  $10,298    $12,810    $13,324
                                      =======      ======  =======    =======    =======
Basic earnings per share(2)(3)        $  2.59      $ 1.73  $  1.90    $  2.38    $  2.38
                                      =======      ======  =======    =======    =======
Average number of shares
  outstanding--basic(2)                 5,006       5,478    5,412      5,376      5,602
Diluted earnings per share(3)           $2.40       $1.72    $1.89      $2.36      $2.36
Average number of shares
  outstanding--diluted(2)               5,394       5,524    5,449      5,435      5,644

        STATISTICAL DATA:

Gross margin                            45.2%       39.8%    37.2%     34.9%      34.7%
Operating margin                        24.0%       20.4%    17.6%     15.9%      16.7%
Dividends per share                     $0.70       $1.08    $0.88     $0.88      $1.29


        BALANCE SHEET DATA                                 AT MARCH 31,
                                        ---------------------------------------------------
                                         1998       1999       2000       2001       2002
                                        -------    -------    -------    -------    -------
Working capital                         $35,968    $41,066    $44,727    $47,356    $54,922
Total assets                             59,144     64,273     71,841     83,466     94,744
Long-term debt, less current portion         --         --         --         --         --
Total debt                                   --         --         --         --        482
Shareholders' equity                     45,211     48,767     53,031     63,877     69,651

----------
(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3) Net income per share amounts presented above are calculated without regard to the effects of the three-for-two stock split payable on July 22, 2002 (see Note 15 of Notes to Consolidated Financial Statements). Net income per share information calculated on a post stock split basis is as follows:

Basic:
Net income per share                    $1.73       $1.16    $1.27      $1.59      $1.59
                                        =====       =====    =====      =====      =====
Weighted average common shares          7,509       8,217    8,118      8,064      8,403
                                        =====       =====    =====      =====      =====
Diluted:
Net income per share                    $1.60       $1.15    $1.26      $1.57      $1.57
                                        =====       =====    =====      =====      =====
Weighted average common shares          8,091       8,286    8,174      8,153      8,466
                                        =====       =====    =====      =====      =====

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

        If our business licenses in China are not renewed, we would be required to move our operations out of China, which would impair our profitability, competitiveness and market position and jeopardize our ability to continue operations.

        Our activities in China require business licenses. This requires a review and approval of our activities by various national and local agencies of Chinese government. The Chinese government may not continue to approve our activities or grant or renew our licenses. Our inability to obtain needed approvals or licenses could prevent us from continuing to conduct operations in China. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we may not be able to continue operations.

        A fire, severe weather, flood, or other act of God could cause significant damage to our properties in China and disrupt our business operations.

        Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2002, we maintained fire, casualty and theft insurance aggregating approximately US$33,448,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

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

        Uncertain applications of Chinese tax laws could subject us to greater taxes in China.

        Under applicable Chinese law, we have been afforded a number of tax concessions by the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese plastic manufacturing subsidiary for at least five years. The Chinese tax system is subject to substantial uncertainties and was subject to significant changes enacted on January 1, 1994, the interpretation and enforcement of which are still uncertain. Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We are considering the reinvestment of a portion of our profits of $4,000,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2001 and, if we make such reinvestment, we expect we will only be subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2001. For the tax year commencing January 1, 2002, the Company will be subject to taxes of 10% on these operations. Changes in Chinese tax laws or their interpretation or application may, subject us to greater Chinese taxation in the future.

        We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky.

        Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. We could suffer losses from these practices if we are not successful in implementing and maintaining preventative measures.

        Controversies affecting China's trade with the United States could harm our operations or depress our stock price.

        While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares.

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

        Historically, a substantial percentage of our sales have been to a small number of customers. Our four largest customers during the year ended March 31, 2002 were Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited, VTech Telecommunications Limited and Epson Precision (H.K.) Limited. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2002 and accounted for an aggregate of 71.4%, 69.3% and 58.0%, respectively, of our total net sales during the years ended March 31, 2000, 2001 and 2002, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.

WE HAVE NO LONG-TERM CONTRACTS TO OBTAIN PLASTIC RESINS AND OUR PROFIT MARGINS AND NET INCOME COULD SUFFER FROM AN INCREASE IN RESIN PRICES.

        The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2000, 2001 and 2002:

                                                    Year ended March 31,
                                                  ------------------------
                                                   2000     2001     2002
                                                  ------   ------   ------
Resins cost as a % of plastic products sold         55%      58%      52%
Resins cost as a % of total cost of goods sold      31%      32%      25%

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

WE ARE FACING INCREASING COMPETITION, WHICH HAS HAD AN ADVERSE EFFECT ON OUR GROSS PROFIT MARGINS.

        Over the last few years we have been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined

    - 0.6%, from 34.9% during the year ended March 31, 2001 to 34.7% during the year ended March 31, 2002,

    - 6.2%, from 37.2% during the year ended March 31, 2000 to 34.9% during the year ended March 31, 2001; and

    - 6.5%, from 39.8% during the year ended March 31, 1999 to 37.2% during the year ended March 31, 2000.

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

           - M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic products; and

           - Dickson Lam, our Director of Marketing for plastic and electronic products.

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

        Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own more than 45% of our shares at March 31, 2002 . As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

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

        In October 1992, the Company purchased a controlling interest of the outstanding stock of Kwanasia Electronics Company Limited, a Hong Kong limited liability company ("Kwanasia") and an independent contract manufacturer of electronic products, components and subassemblies, from two former shareholders. In December 1994, the Company increased its interest in Kwanasia to 51% of the outstanding Kwanasia shares by purchasing the requisite stock from Mr. S. K. Lee and Mr. M. C. Tam, Kwanasia's then remaining two shareholders. Messrs. Lee and Tam still own, in equal shares, 39% of the capital stock of Kwanasia's parent corporation and continue to serve as the executives in charge of administrative and manufacturing operations, respectively, for the Company's contract manufacturing operations for electronic products and subassemblies. See Item 10 Directors and Executive Officers. The total price paid by the Company in 1994 for its majority interest in Kwanasia's shares was approximately $517,000, which was paid in cash. At the time majority control of Kwanasia was acquired by the Company, Kwanasia had one active operating subsidiary, Bright Ace Limited ("Bright Ace"), a Hong Kong limited liability company. Bright Ace had been inactive since April 2001 and was struck off from the Companies Registry of Hong Kong in October 2002.

        Kwanasia originally conducted the Company's contract electronic manufacturing operations through a joint venture enterprise (organized as a limited liability China company) called Shenzhen Kwanam Electronics, Co., Ltd. ("Shenzhen Kwanam"). Shenzhen Kwanam was initially established as a 70%-30% joint venture company pursuant to a Joint Venture Agreement (the "Joint Venture Agreement") between Kwanasia and Commercial Trading Corporation ("CTC"), an independent Chinese party. However, the parties to the Joint Venture Agreement subsequently elected to modify such arrangement. Such modification took various forms but in each case essentially provided that Kwanasia and its successor (through the subsidiaries which held the joint venture interest) would have in substance a 100% economic interest in the joint venture enterprise, subject to a RMB60,000 (approximately $7,200 at May 30, 1996) annual payment by it to CTC. In May 1996, Kwanasia and CTC agreed that Kwanasia would purchase CTC's 30% interest in Shenzhen Kwanam (the "Buy-out Agreement") for RMB180,000 (approximately $22,000 at May 30, 1996, the day the purchase price was paid). This transaction was completed during the year ended March 31, 1998 and resulted in Shenzhen Kwanam becoming a wholly owned subsidiary. Following a reorganization in electronic operations and its move into a new manufacturing plant in Dongguan, China, the manufacturing operations of Shenzhen Kwanam were switched to another wholly owned subsidiary, Dongguan Kwan Hong Electronics Co. Ltd. ("Kwan Hong") commencing April 1, 1999. Kwan Hong was initially established as an 85%-15% joint venture company pursuant to a Joint Venture Agreement dated January 31, 1997 between Kwanasia and Dongguan Cheung On Lang Wang Electronics Development Company ("Lang Wang"), an independent Chinese party. Pursuant to a subsequent supplemental agreement signed on February 27, 1997 between

Kwanasia and Lang Wang, both parties agreed that Kwanasia would have in substance a 100% economic interest in the joint venture enterprise with Lang Wang guaranteed an annual rental income for the buy out.

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

        In June 2000, the Company organized Jetcrown Industrial Sdn. Bhd., a limited liability Malaysian Company, to establish a representative office in Dongguan, China to handle our overseas plastic injection product sales. On May 22, 2001, the Company's representative office successfully obtained a registration certificate to allow it to do business from the Chinese Government and it commenced business in August 2001.

        In August 2001, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited ("J&K OEM"), a limited liability Hong Kong Company, to conduct marketing for Deswell's plastic and electronic businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell's Director of Marketing for plastic and electronic products, and 10% by two other individuals, who are not otherwise related to Deswell.

CAPITAL EXPENDITURES

        Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2002 include the following:

                                                              2000          2001           2002
                                                           ----------    -----------    ----------
Purchase of property, plant and equipment                  $6,019,000    $13,926,000    $4,397,000
Proceeds from the sale of property, plant and equipment       176,000        113,000    $  276,000

        Principal capital expenditures currently in progress relate to improvements we are constructing on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories will consist of three to four phases. The pace of its development depends on our financial situation and future operating results. We estimate that we will spend an aggregate of approximately $12 million for the first phase of construction, which comprised approximately 330,000 square feet of factory space, 70,000 square feet for an amenity center and 80,000 square feet of dormitory space, and which began in October 2001 and is expected to be completed in August 2002. Completion of interior build-out is expected to take another three months, and therefore the new factory built from the Phase I portion of activity is expected to be ready for use by the end of December 2002. Following completion of space built through Phase I, we estimate spending an aggregate of approximately $4.5 million for the second phase of construction, which will comprise an additional 110,000 square feet of factory space and 70,000 square feet of dormitory space, and which will begin in August 2002 and is expected to take approximately five months. Baring unforeseen delays, we expect that the new factory from the Phase II portion of construction will commence operation in April 2003. Deswell has not yet authorized construction of additional phases of this project and will make those decisions based on its future operating results.

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

        Electronic products manufactured by the Company include

           - complex printed circuit board assemblies using surface mount ("SMT") and pin-through-hole ("PTH") interconnection technologies and

           -   finished products which include

                  > telecommunication products such as special purpose telephones used as a private automated branch exchange, a network terminal and an internet phone, for each of which we also manufacture the plastic parts;,

                  >   telephone answering machines, and

                  > sophisticated professional audio equipments such as power amplifiers, mixers and digital signal processors and DVD players.

Since mid 1999, Deswell's electronics research and development team has also developed new products such as full-duplex conference speakerphones, tele-video monitoring systems and digital color cameras.

        Metal products manufactured by Deswell include metallic molds and accessory parts used in audio equipment, telephones and copying machines.

        As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers' expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell's expertise in designing and manufacturing molds for its customers and the Company's low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, as a result of increased competition, Deswell has been forced to reduce the sales prices of its products during the years ended March 31, 2000, 2001 and 2002, which has resulted in lower gross profit margins during these years.

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

        OPERATIONS

        Plastic Injection Molding

        Plastic injection molding manufacturing accounted for 62.9%, 62.2% and 57.0% of the Company's total sales during the years ended March 31, 2000, 2001 and 2002, respectively. At March 31, 2002, the Company conducted its plastic manufacturing operations in approximately 408,500 and 114,900 square feet of factory space in its factories located in Shekou, Shenzhen, China and Dongguan, Shenzhen, China, respectively.

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

        The mold-making process ranges from 30 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2002, the Company used 22 EDMs (electrical discharge machines), 25 CNC (computer numerical control) milling machines and 63 NC (numerical control) milling machines in the mold-making process.

        Deswell is continually adding equipment to expand its mold-making and tolling capabilities. In January 1999 the Company purchased two advanced "Makino" tooling machines, a Graphite CNC Milling Machine and a V55-A15 Vertical Machining Center, for approximately $700,000. These machines can achieve higher efficiency in mold making and are nearly four times faster than normal machines in certain applications. The machines were installed in April 1999. During July to September 1999, the Company purchased 10 sets of NC milling machines, 5 sets of EDM and 2 sets of CNC milling machines for approximately $510.000. During the period from June to November 2000, the Company purchased six sets of EDM, 14 sets of CNC milling machines and 11 sets of NC milling machines for approximately $995,000. During February to April 2002, the Company purchased 12 additional injection-molding machines with clamping force of 365 to 550 tons for approximately $1.5 million. The Company expects that these new injection-molding machines will be installed in July 2002. In March 2002, the Company also upgraded its tooling software used in the mold-making process for enhanced precision and efficiency. Molds produced by the Company generally weigh from 220 to 12,000 pounds and generally cost between $3,000 and $500,000.

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

        During the year ended March 31, 2002, the Company made on average about 70 different molds every month. Management believes that the Company's skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

        Plastic Injection. During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See "Raw Materials, Component Parts and Suppliers." The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2002, the Company had 251 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 80 to 100 tons. Each of the Company's machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

        Using separate shifts, injection molding is generally conducted 24 hours a day, seven days per week, other than normal down time for maintenance and changing of product molds. Molding of products requiring extra concerns for appearance, such as cases for calculators, personal organizers and telephones are conducted in an isolated and dust free section of the factory. In a continuous effort to assure quality, the Company's quality control personnel inspect the products produced from each machine generally at hourly intervals during production. When defects are discovered, the Company's maintenance personnel inspect the mold and the machine to determine which is responsible. If the mold is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by one of a team of technicians employed to maintain molds. The mold will then be remounted on the machine and production will continue. If the machine is the source of the defect, the Company's technicians and engineers service the machine immediately. Through this continuous vigilance to molds and machines, the

Company has experienced what it believes to be a relatively low scrap rate and has been able to maintain a high level of productivity of its injection molding machines.

        Finishing. After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

        Electronic Products and Assemblies

        In an aggregate of approximately 298,000 square feet of factory space at March 31, 2002 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, telephones and telephone answering machines, computer peripherals such as local area network ("LAN") add-in cards, CD-ROM drives and sound cards, electronic toys, infrared remote controls and radar detectors. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2000, 2001 and 2002, manufacturing of electronic products accounted for approximately 30.6%, 35.4% and 40.4%, respectively, of the Company's total sales. During the same periods, manufacturing of finished products accounted for 95%, 91% and 96%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.

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

        Manufacturing operations include PCB assembly and testing and, in those cases where finished products are to be provided, assembly into final product housing. While the Company has automated various aspects of the many processes, the assembly of components into electronic products remains a labor-intensive process generally requiring a high degree of precision and dexterity in the assembly stage and multiple quality control checks prior to shipment. The Company utilizes specially designed equipment and techniques to maintain its ability to assemble efficiently a wide variety of electronic products and assemblies.

        Metal Parts Manufacturing

        In an aggregate of approximately 120,100 square feet of factory space at March 31, 2002 located at facilities in Dongguan, China near to the facilities the Company uses to manufacture and assemble electronic products and electronic assemblies, the Company manufactures metallic molds and accessory parts for use in audio equipment, telephone and copying machines. The manufacturing by the Company of metal mold products accounted for approximately 6.5%, 2.4% and 2.6% of the Company's total sales during the years ended March 31, 2000, 2001 and 2002, respectively.

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

        Plastic, electronic and metal products manufactured and assembled at the Company's facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2000, 2001 and 2002. In 1995, the Company earned ISO 9002 certifications for both its plastic and electronic products manufacturing operations. In April 2000, the Company also received ISO 9002 for its metal manufacturing operation. The "ISO" or International Organization for Standardization is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which is the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor and to make improvements where needed. ISO 9002 is the ISO level appropriate for manufacturers like the Company. The Company's receipt of ISO 9002 certification demonstrates that the Company's manufacturing operations meet the established world standards.

        Raw Materials, Component Parts and Suppliers

        Plastic Resins. The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene), which in the years ended March 31, 2000, 2001 and 2002 averaged approximately 55%, 58% and 52%, respectively, of the Company's cost of plastic products sold and 31%, 32% and 25%, respectively, of the Company's total cost of goods sold. Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.

        The Company used in excess of 17,200,000 pounds of plastic resins during the year ended March 31, 2002. Management believes that the Company's large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company's operations.

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

        Raw Metal. The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company's total operations during the years ended March 31, 2000, 2001 and 2002. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

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

        Customers and Marketing

        The Company's customers are OEMs and contract manufacturers. The Company sells its products in Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 14 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2000, 2001 and 2002. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2000, 2001 and 2002:

        GEOGRAPHIC AREAS          2000            2001            2002
        ----------------         ------          ------          ------
        China ..........          42.6%           54.5%           56.3%
        North America ..          27.0            22.6            23.2
        Hong Kong ......          24.1            19.2            14.0
        Europe .........           5.1             2.2             4.9
        Others .........           1.2             1.5             1.6
                                 ------          ------          ------
                Total ..         100.0%          100.0%          100.0%
                                 =====           =====           =====

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

        Major Customers

        The table below sets forth each of the Company's customers which accounted for 10% or more of net sales during the year ended March 31, 2002 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 2000, 2001 and 2002.

                                                                                  YEAR ENDED MARCH 31,
                                                                                -----------------------
CUSTOMER                                      PRODUCT                           2000     2001     2002
------------------------------------------    -------------------------------   -----    -----    -----
Epson Precision (H.K.) Limited                Plastic components                  *      13.0%    17.5%
VTech Telecommunications Limited              Telephones and organizers         22.1%    17.6%    15.3%
Kyocera Mita Industrial Co. (H.K.) Limited    Plastic components and assembly   24.0%    18.7%    13.6%
Inter-Tel Incorporated                        Telephones                        25.3%    20.0%    11.6%

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

ORGANIZATIONAL STRUCTURE

        The chart below illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2002.

                                                   ------------------------------
                                                  /   Deswell Industries, Inc.   /
                                                  /   A British Virgin Islands   /
                                                  /International Business Company/
                                                   ------------------------------
                                                                 /
                                                                 /
        -----------------------------------------------------------------------------------------------------------------------
        /                  /               /              /                /                    /                   /        /
   100% /             100% /          100% /         100% /          51%   /               100% /              100% /     51%/
 --------------     -------------   ------------   -------------  ----------------  ---------------     ------------    ------------
/ Blue Collar  /  /    Marcon    /  / Jetcrown /  /  Richtex   /  /  Integrated  /  /Star Peace Ltd./   /  Jetcrown  /  /Jetcrown &/
/Holdings Ltd. /  / Enterprises  /  /Industrial/  /  Services  /  /International /  /  (A British   /   / Industrial /  / Kwanasia /
/ (A British   /  /     Ltd.     /  /  Limited /  /  Limited   /  /     Ltd.     /  /Virgin Islands /   /  Sdn. Bhd  /  /  (OEM)   /
/Virgin Islands/  /  (A British  /  / (A Hong  /  /(A Hong Kong/  /   (A Samoa   /  / International /   /(A Malaysian/  /Specialist/
/International /  /Virgin Islands/  /   Kong   /  /  Limited   /  / Corporation) /  /   Business    /   /  Limited   /  /   Ltd.   /
/   Business   /  / International/  /  Limited /  / Liability  /   ---------------  /   Company)    /   / Liability  /  / (A Hong  /
/  Company)    /  /   Business   /  / Liability/  /  Company)  /           /          -------------     /  Company)  /  /   Kong   /
 --------------   /   Company)   /  / Company) /  --------------           /                             ------------   / Limited  /
        /           -------------   -----------                            /                                            /Liability /
        /                  /                                               /                                            / Company) /
        /                  /                                               /                                            -----------
        /                  /                          ---------------------------------------------------------------------
        /                  /                          /                      /                         /                  /
   100% /             100% /                     100% /                 100% /                    100% /             100% /
 -------------      -------------              ------------           ------------              -----------        ------------
/   Jetcrown  /    /   Jetcrown  /            /  Kwanasia  /         /   Kwanta   /            /   Bright   /     /  Digiwave  /
/  Industrial /    /  Industrial /            /Electronics /         / Precision  /            /  Oriental  /     /  Limited   /
/  (Dongguan) /    /  (Shenzhen) /            /  Company   /         /   Metal    /            /Enterprises /     /(A Hong Kong/
/   Limited   /    /   Limited   /            /  Limited   /         /  Products  /            /    Ltd.    /     /  Limited   /
/  (A limited /    /  (A limited /            /(A Hong Kong/         /Company Ltd /            /  (A Samoa  /     / Liability  /
/  liability  /    /  liability  /            /  Limited   /         /(A Hong Kong/            /Corporation)/     /  Company)  /
/China Foreign/    /China Foreign/            / Liability  /         /  Limited   /             -----------        ------------
/  Operation) /    /  Operation) /            /  Company)  /         / Liability  /                    /
 -------------      -------------              ------------          /  Company)  /                    /
                                                      /               ------------                     /
                                                      /                                                /
                                                      /                                                /
                                               100%   /                                         100%   /
                                             --------------------                             --------------------
                                            /    Dongguan Kwan   /                           /  Shenzhen Kwanam   /
                                            /   Hong Electronics /                           /    Electronics     /
                                            /      Co. Ltd.      /                           /  Company Limited   /
                                            /(A limited liability/                           /(A limited liability/
                                            /    China Foreign   /                           /   China Foreign    /
                                            /     Operation)     /                           /     Operation)     /
                                             --------------------                             --------------------





PROPERTY, PLANTS AND EQUIPMENT

        HONG KONG

        The Company owns Unit 516-517, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong and uses these premises for the administration and marketing offices of its plastic injection molding operations. In addition, the Company leases from unaffiliated parties Units 514, 515 and 602, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong for use as an office and warehouse for its plastic injection molding operations. The total monthly rent under the leases is approximately $3,200. These leases expire from July 2002 to February 2004.

        The Company owns Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong and uses this space for the administration and marketing offices for both its contract electronic and metal manufacturing operations.

        Moreover, the Company leases from an unaffiliated party Unit 1201, 12/F., Prosperity Center, 25 Chong Yip Street, Kwun Tong, Hong Kong for use as an office for its marketing operations. The total monthly rent under the lease is approximately $1,500. The lease expires in August 2003.

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

        At March 31, 2002, the Company leased approximately 295,600 square feet of manufacturing space at Block A, 1/F-2/F, Block B, 1/F-3/F, Block C, 1/F, Block D, 1/F-5/F, Block E, 2/F-5/F, Block F, 1/F-5/F, and Block H, G/F and 2/F-5/F Wing Village Industrial Estate, Shekou, Shenzhen, China which are used for its plastic injection molding operations. These factory premises are leased from the local Chinese government and third parties under separate leases expiring from September 2002 to May 2007. The aggregate monthly rent is approximately $63,200.

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

        The Company leases space at various locations near its plastics manufacturing factories in Shekou and Dongguan, Shenzhen that it uses as dormitories for factory workers. Management estimates that the space leased for dormitories approximated 97,200 square feet and 30,600 square feet at March 31, 2002 in Shekou and Dongguan, respectively. The facilities are leased for periods of one year to two years, expiring from August 2002 to March 2003. The aggregate monthly rental is approximately $21,300. The Company has acquired under purchase and sale agreements with third parties an aggregate of approximately 24,600 square feet of additional space at various locations near its plastics manufacturing operations in Shenzhen, which are also used as dormitories for factory workers.

        At March 31, 2002, the Company leased approximately

           - 264,200 square feet of manufacturing space at Kwan Hong Building, Cheung On, Dongguan, China,

           - 1,000 square feet of office space in Yee Ho Plaza, Nanshan, Shenzhen, China,

           - 22,200 square feet of ancillary dormitory space at Lan Wang Building, Cheung On, Dongguan, China, and

           - 1,800 square feet of office space in Intelligent Transport Research & Development Centre, Hangzhou, China

for its contract electronic manufacturing operations;

           - 84,500 square feet of manufacturing and warehouse space in Lan Wang Building, Cheung On, Dongguan, China and

           - 133,300 square feet of ancillary dormitory space at Kwan Hong Building for both its contract electronic manufacturing and metal manufacturing operations; and

           - 69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China, and

           -   44,700 square feet of ancillary dormitory space at Lan Wang
               Building

for its contract metal manufacturing operation. These premises are leased from third parties under separate leases expiring from February 2003 to May 2009. The aggregate monthly rental is approximately $75,100.

        In addition, the Company leases approximately 133,500 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from December 2002 to May 2004. The aggregate monthly rental is approximately $6,500.

        The Company leases approximately 1,900 square feet of space from S. K. Lee and M.C. Tam near its office in Shenzhen that is used as staff quarters. Messrs. Lee and Tam are executive officers of the Company in charge of its contract manufacturing operations. These premises are leased for terms expiring from March 2002 to September 2003. The total monthly rental is approximately $970.

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

        GENERAL

        The Company's revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Jetcrown (a wholly owned subsidiary) carries on the plastics operations whereas Integrated (a 51%-owned consolidated subsidiary) carries out the electronics operations. The Company acquired a controlling interest in Integrated's predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Integrated acquired a 64.9% interest in Kwanta in October 1996 and the Company has included the results of Kwanta in its consolidated financial statements since the date of acquisition. In April and July 1999, Integrated acquired the remaining 35.1% interest in Kwanta.

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

        The Company's earnings have benefited from favorable overall effective income tax rates of 7.7%, 2.3% and 3.6% for the years ended March 31, 2000, 2001 and 2002, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We are considering the reinvestment of a portion of our profits of $4,000,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2001 and, if we do so, we expect we will only be subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2001. For the tax year commencing January 1, 2002, the Company will be subject to taxes of 10% on these operations. Certain of the Company's income accrue in tax-free jurisdictions and are not subject to any income taxes. See Note 7 of Notes to consolidated financial statements for a further description of income taxes. The Company expects to continue to benefit from a low overall effective income tax rate in the future, barring unforeseen changes in tax laws and regulations in the various jurisdictions in which it operates. See "Uncertain applications of Chinese tax laws could subject us to greater taxes in China" included under "We face numerous risks as a result of our operations in China and Hong Kong" in Item 3. Key Information -- "Risk Factors."

        The following table sets forth the percentages of net sales of certain income and expense items of the Company for each of the three years in the period ended March 31, 2002.

                                                          YEAR ENDED MARCH 31,
                                                    ------------------------------
                                                     2000        2001        2002
                                                    ------      ------      ------
Net sales                                           100.0%      100.0%      100.0%
Cost of sales                                        62.8        65.1        65.3
                                                    ------      ------      ------
Gross profit                                         37.2        34.9        34.7
Selling, general and administrative expenses         19.6        19.0        18.0
                                                    ------      ------      ------
Operating income                                     17.6        15.9        16.7
Interest expense                                      0.0         0.0         0.0
Other income, net                                     1.5         1.1         1.0
                                                    ------      ------      ------
Income before income taxes                           19.1        17.0        17.7
Income taxes                                          1.5         0.4         0.6
                                                    ------      ------      ------
Income before minority interests                     17.6        16.6        17.1
Minority interests                                    0.7         0.8         1.1
                                                    ------      ------      ------
Net income                                           16.9%       15.8%       16.0%
                                                    ======      ======      ======

        YEAR ENDED MARCH 31, 2002 COMPARED TO YEAR ENDED MARCH 31, 2001

        The Company's net sales for the year ended March 31, 2002, were $83,320,000, an increase of $2,473,000 or 3.1% as compared to year ended March 31, 2001. Sales to Inter-Tel Incorporated ("Inter-Tel"), Kyocera Mita Industrial Co. (H.K.) Ltd. ("Mita"), VTech Telecommunications Ltd. ("VTech") and Epson Precision (H.K.) Ltd. ("Epson"), the Company's four largest customers during the year ended March 31, 2002, represented approximately 58.0% of the net sales for the year. See Item 4. "Information on the Company -- Major Customers".

        The increase in sales during the year ended March 31, 2002 was mainly related to increases in sales of electronic and metallic products of $4,311,000 offset by a decrease in sales of injection-molded plastic products of $1,838,000. This represented an increase of 13.7% and a decrease of 3.7%, respectively, as compared with the net sales during the year ended March 31, 2001. The increase in net sales in the electronics and metallic divisions was mainly due to an increase in orders from existing customers of these divisions, together with orders from new customers during the year.

        Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. During the year ended March 31, 2002, sales to China, North America, Europe and other areas increased by $2,797,000, $1,093,000, $2,291,000 and $599,000, respectively, and sales to Hong Kong and Japan decreased by $3,867,000 and $440,000, respectively, over levels for the year ended March 31, 2001.

        The overall gross profit for the year ended March 31, 2002 was $28,872,000, representing a gross profit margin of 34.7%. This compares with the overall gross profit and gross profit margin of $28,251,000 and 34.9%, respectively, for the year ended March 31, 2001. The absolute and percentage decrease in the overall gross profit margin was 0.2% and 0.6%, respectively, for years ended March 31, 2002 and 2001.

        Selling, general and administrative expenses for the year ended March 31, 2002 were $14,939,000, amounting to 18.0% of total net sales, as compared to $15,414,000 or 19.0% of total net sales for the year ended March 31, 2001. The decrease in selling, general and administrative expenses of $475,000 over the prior year was mainly attributed to the stricter control on these expenses.

        As a result of the increase in sales revenue and a decrease in selling, general and administrative expenses, operating income was $13,933,000 for the year ended March 31, 2002, an increase of $1,096,000 or 8.5% as compared with the year ended March 31, 2001.

        During the year ended March 31, 2002, the Company established a 51%-owned marketing subsidiary to strengthen its marketing capability. As a result, minority interests represent the 49% minority interest in the electronics and metallic subsidiaries and the marketing subsidiary. The increase in minority interest to $925,000 for the year ended March 31, 2002, from $621,000 for the year ended March 31, 2001, reflects the fact that the electronics and metallic businesses generated more net income in the year ended March 31, 2002 as compared to the prior year.

        As a result of the above factors, net income was $13,324,000 for the year ended March 31, 2002, an increase of $514,000 or 4.0%, as compared to the year ended March 31, 2001, and net income as a percentage of net sales increased slightly to 16.0% from 15.8%.

        YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

        The Company's net sales for the year ended March 31, 2001 were $80,847,000, an increase of $19,889,000 or 32.6% as compared to year ended March 31, 2000. Sales to Inter-Tel, Mita , VTech and Epson, the Company's four largest customers during the year ended March 31, 2001, represented approximately 69.3% of the net sales for the year. See Item 4. "Information on the Company -- Major Customers".

        The increase in sales was mainly related to increases in sales of injection-molded plastic products and electronic and metallic products of $10,996,000 and $8,893,000, respectively. This represented increases of 28.7% and 39.3%, respectively, as compared with comparable net sales in the prior year. The increase in net sales in both operations was attributed to the substantial increase in orders from the existing strong customer base together with orders from new customers.

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

        Selling, general and administrative expenses for the year ended March 31, 2001 were $15,414,000, amounting to 19.0% of total net sales, as compared to $11,970,000 or 19.6% of total net sales for the year ended March 31, 2000. The decline in selling, general and administrative expenses as a percentage of sales over the prior year was the result of spreading such expenses over increased sales during fiscal 2001.

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

SEASONALITY

         The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2002 (in thousands):

                                                              YEAR ENDED MARCH 31,
                  ----------------------------------------------------------------------------------------------------------
                                 2000                                2001                               2002
                  ----------------------------------  ----------------------------------  ----------------------------------
                     Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4
                  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
Net sales         $12,081  $16,110  $17,809  $14,958  $17,786  $24,809  $21,376  $16,876  $21,884  $22,189  $20,217  $19,030
Gross profit        4,592    6,727    6,255    5,122    6,255    9,155    7,619    5,222    7,523    7,564    7,225    6,560
Operating income    1,925    3,450    3,201    2,150    2,820    5,071    3,337    1,609    3,956    3,806    3,447    2,724
Net income          2,113    3,336    2,944    1,905    2,757    4,011    3,589    2,453    3,369    3,635    3,430    2,890

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

        In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Since the market and official Yuan rates were unified, the value of the Yuan against the dollar has been essentially stable, with an average rate of 8.28 Yuan per $1.00 during Deswell's fiscal years ended March 31, 2000, 2001 and 2002. The Company believes, because its Chinese operations presently are confined to manufacturing products for export or for customers in China that are controlled by foreign investors and which pay the Company in Hong Kong dollars, that the current economic climate in China should not have a direct adverse impact on the Company's business.

        The Company did not hedge its currency risk during the years ended March 31, 2000, 2001 or 2002 and at March 31, 2002, the Company had no open forward currency contracts. The Company continues to review its hedging strategy and there can be no assurance that hedging techniques implemented by the Company will be successful or will not result in charges to the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES

        For the year ended March 31, 2002, net cash generated from operations totaled $18,203,000, including net income of $13,324,000 and depreciation and amortization of $4,918,000. Accounts receivable and inventories increased by $1,111,000 and $1,191,000, respectively, over levels at March 31, 2001, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $3,309,000 over the March 31, 2001 level. For the year ended March 31, 2001, net cash generated from operations totaled $13,810,000, including net income of $12,810,000 and depreciation and amortization of $5,039,000. Accounts receivable and inventories increased by $5,170,000 and $1,102,000, respectively, over levels at March 31, 2000, primarily as a result of increases in sales and the general increase in business activities. Accounts payable decreased by $1,127,000 over the March 31, 2000 level.

        In February 2001, Messrs. Richard Lau, C.P. Li and C.W. Leung, the Company's senior executive officers, members of its board and principal shareholders exercised options for a total 240,000 common shares of the Company. Proceeds to Deswell totaled $2,588,000. Other employees exercised options for a total of 10,000 common shares of the Company in September 2000 with proceeds to Deswell of $158,000. In June 2002, Messrs. Lau and Leung exercised options totaling 45,000 common shares of the Company. Proceeds to Deswell from these option exercises totaled $700,000.

        Net cash used in investing activities amounted to $4,994,000 and $13,672,000 for the years ended March 31, 2002 and 2001, respectively. Capital expenditures during these periods totaled $4,397,000 and $13,926,000, respectively, and were financed by cash generated from operations during each year. The capital expenditure primarily related to the acquisition of plant and machinery for the Company's production facilities in China and office equipment for the Company's administrative operations in China. Cash of $936,000 was pledged as security for the short-term borrowing facilities and $63,000 was released as deposit for customs duty in Dongguan, China during the year ended March 31, 2002.

        Net cash used in financing activities for the years ended March 31, 2002 and 2001 was $7,005,000 and $1,964,000, respectively. Net cash used in financing activities during the year ended March 31, 2002 was primarily to fund the Company's dividend payments to its shareholders and to repurchase 34,100 common shares of the Company of $564,000 netting off the short-term bank borrowings of $482,000, the proceeds of $243,000 from the exercise of stock options from employees and $63,000 contribution from minority shareholders of a subsidiary. Net cash used in financing activities during the year ended March 31, 2001 was primarily to fund the Company's dividend payments to its shareholders netting off the proceeds of $2,746,000 form the exercise of stock options from directors and employee.

        To date, the Company has generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing. The Company had outstanding short-term borrowings of $482,000 and no long-term debt at March 31, 2002 and no outstanding short-term-borrowings or long-term debt at March 31, 2001. Deswell had no off balance sheet financing arrangements at March 31, 2002.

        As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate fluctuated during the year ended March 31, 2002, increasing from 8% at the beginning of the year to 9.5% and then decreased to 5.125% at March 31, 2002.

        At March 31, 2002, the Company had cash and cash equivalents of $31,534,000 and committed credit facilities of $19,515,000, of which $2,934,000 had been used. The Company also had restricted cash of $2,762,000 and leasehold land and buildings of $1,348,000, which were pledged as collateral for those credit facilities and $99,000 pledged as deposit for customs duty in Dongguan, China. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with the growth in the Company's business. The Company had capital commitments for plant and machinery of $3,363,000 as of March 31, 2002. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months.

        At March 31, 2002, the Company was obligated under operating leases requiring minimum rentals of $7,710,000 as follows:

                                              (In thousands)
                                           Year ending March 31,
                           ----------------------------------------------------
                                                                      2008 and
                            2003     2004    2005    2006     2007   thereafter
                           ------   ------   ----   ------   ------  ----------
Operating lease payments   $1,971   $1,195   $987   $1,004   $1,047    $1,506

CRITICAL ACCOUNTING POLICIES

        The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to intangible assets, inventories, income taxes and impairment of assets. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

        The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

        Intangible assets -- The Company makes assumptions regarding estimated future cash flows and other factors to determine the fair value of intangible assets. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment charge if the estimated fair value of intangible assets are less than their recorded amount. Through March 31, 2002, the Company has not recorded an impairment charge for intangible assets. Beginning April 1, 2002, the Company will be required to adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", and will be required to analyze goodwill and other intangible assets for impairment issues during the year 2003, and on a periodic basis thereafter.

        Inventories -- Inventories, consisting of raw materials, work-in-progress and finished goods, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

        Income taxes -- The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

        Impairment of assets -- The Company reviews all assets on a regular basis to ensure that there is no impairment in the carrying value. If the Company determines that there has been a permanent decline in, or the Company has become unable to recover the carrying value of the asset, an impairment charge will be recorded, which will have an adverse effect upon the Company's future operating results.

RECENT CHANGES IN ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company will adopt this statement on April 1, 2002 and the management is reviewing this statement to determine what effect they will have, if any, on its financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on April 1, 2003. The Company is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

        In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15,

2001. The FASBs new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Option No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The Company is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

        In April 2002, the FASB also issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions;
(ii) Rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, "Accounting for leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The Company adopted SFAS No. 145 during the year ended March 31, 2002 and it did not impact the Company's financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The directors and executive officers of the Company at June 28, 2002 are as follows:

           Name                  Age               Position(s) with Company
           ----                  ---               ------------------------
Lau Pui Hon (Richard Lau)        57   Chief Executive Officer and Chairman of the
                                      Board of Directors

Li Chin Pang (C. P.  Li)         56   Executive Director and General Manager of
                                      Manufacturing and Administration for Plastic
                                      Operations, Chief Financial Officer, Secretary
                                      and Member of the Board of Directors

Leung Chi Wai (C. W. Leung)      47   Executive Director of Engineering for Plastic
                                      Operations and Member of the Board of Directors

Lee Shu Kwan (S. K. Lee)         56   Director of Administration and Marketing for
                                      Electronic Operations

Tam Man Chi (M. C. Tam)          52   Director of Engineering and Manufacturing for
                                      Electronic Operations

Dickson Lam                      60   Director of Marketing for Plastic and
                                      Electronics Operations

Eliza Y. P. Pang                 40   Financial Controller

Stephen K. Seung                 55   Member of Board of Directors and Audit
                                      Committee

Hung-Hum Leung                   56   Member of Board of Directors and Audit
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

        DICKSON LAM. Mr. Lam joined the Company as Director of Marketing in April 1990 and assumed the title of Director of Marketing for Plastic and Electronic Operations in August 2001. From 1983 until joining the Company, Mr. Lam managed Heng Shing Industrial Company, his own plastics manufacturing company, located in Hong Kong.

        ELIZA Y. P. PANG. Ms. Pang, a registered fellow member of The Association of Chartered Certified Accountants, joined the Company as Financial Controller in January 1995. Prior to joining the Company, Ms. Pang worked for three and one-half years as Accounting Officer and Accountant in the Open Learning Institute and a textile manufacturing company in Hong Kong. She also worked for six years in the audit department of two multinational accounting firms, KPMG and Ernst & Young in Hong Kong. Ms. Pang received her Professional Diploma in Accountancy and her MBA degree from The Hong Kong Polytechnic University in 1985 and 1996, respectively.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGERS

        Executive Officers

        The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2002 to all directors and executive officers as a group for services in all capacities was approximately $3,104,000 and excludes amounts paid by the Company to shareholders as dividends during the year ended March 31, 2002. For information concerning the Company's policy for dividends, see Item 8. Financial Information -- Dividend Policy.

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

EMPLOYEES

        At March 31, 2002, the Company employed 3,819 persons on a full-time basis, of which 37 were located in Hong Kong and 3,782 in China. Of the Company's employees 2,324, 1,005 and 490 were engaged in plastic injection molding manufacturing, contract electronic manufacturing and metal molds and parts manufacturing, respectively, at March 31, 2002. The Company has not experienced significant labor stoppages. Management believes that relations with the Company's employees are satisfactory.

SHARE OWNERSHIP

        SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

        For information concerning the beneficial ownership of the Company's common shares by Directors and Senior Management and major shareholders, see
Item 7 of this Report.

        EMPLOYEE STOCK OPTION PLANS

        In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 450,000 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company's Board of Directors and shareholders approved an increase of 244,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 694,000 shares the number of common shares that can be optioned and sold under the Option Plan. On August 15, 2001 the Board approved the adoption of the 2001 Stock Option Plan permitting the Company to grant options to purchase up to an additional 500,000 common shares to employees, officers, directors and consultants of the Company. On January 7, 2002 shareholders approved the 2001 plan. The Company's option plans are administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the option plans must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the option plans is 10 years.

        At June 28, 2002, options to purchase an aggregate of 1,194,000 common shares had been granted under the option plans, options to purchase an aggregate of 651,000 common shares were outstanding and no options to purchase common shares were available for future grant under the option plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

BENEFICIAL OWNERSHIP BY MAJOR SHAREHOLDERS AND SENIOR MANAGEMENT

        Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited ("Leesha"), The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 28, 2002, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of our common shares.

                                                                  NUMBER OF SHARES
                                                                BENEFICIALLY OWNED(1)
                                                            ----------------------------
                    NAME OF BENEFICIAL OWNER
                      OR IDENTITY OF GROUP                     AMOUNT            PERCENT
               ---------------------------------            ------------         -------
               Richard Lau                                  1,936,210(2)          33.2%
               C. P. Li                                     1,954,810(3)          33.4%
               C. W. Leung                                  1,919,210(4)          33.0%
               Leesha Holdings Ltd.                         1,535,000(5)          27.2%
               Micropower Enterprises Limited                 455,000              8.1%
               Royce & Associates, Inc. (6)                   358,200(6)           6.3%
               S. K. Lee                                       *                     *
               M. C. Tam                                       *                     *
               Dickson Lam                                     *                     *
               Eliza Y. P. Pang                                *                     *
               Stephen K. Seung                                *                     *
               Hung-Hum Leung                                  *                     *

----------
 *  Less than 1%.

(1) Based on 5,646,831 common shares outstanding on June 28, 2002. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2) Consists of 1,535,000 common shares held of record by Leesha, 221,210 common shares held of record by Mr. Lau and options to purchase 180,000 common shares granted to Mr. Lau under the Company's Stock Option Plan. Mr. Lau's options are exercisable at a weighted average exercise price of $16.50 per share until January 9, 2012. As a director of Leesha, Mr. Lau shares the voting and investment power as to the common shares held by Leesha.

(3) Consists of 1,535,000 common shares held of record by Leesha, 219,810 common shares held of record by Mr. Li and options to purchase 200,000 common shares granted to Mr. Li under the Company's Stock Option Plan. Mr. Li's options are exercisable at a weighted average exercise price of $16.325 per share until January 9, 2012. As a director of Leesha, Mr. Li shares the voting and investment power as to the common shares held by Leesha.

(4) Consists of 1,535,000 common shares held of record by Leesha, 209,210 common shares held of record by Mr. Leung and options to purchase 175,000 common shares granted to Mr. Leung under the Company's Stock Option Plan. Mr. Leung's options are exercisable at a weighted average exercise price of $16.55 per share until January 9, 2012. As a director of Leesha, Mr. Leung shares the voting and investment power as to the common shares held by Leesha.

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

(6)     Based on a Schedule 13G/A filed with the SEC on February 13, 2002.

        The following table reflects the percentage ownership of Deswell's common shares by its major shareholders during the past three years:

                                      Percentage Ownership(1) at
                                   ---------------------------------
                                   June 30,    June 30,     June 28,
                                     2000        2001         2002
                                   --------    --------     --------
Richard Lau                          42.2%       32.1%        33.2%
C. P. Li                             41.8%       32.1%        33.4%
C. W. Leung                          41.8%       31.4%        33.0%
Leesha Holdings Ltd.                 38.1%       27.4%        27.2%
Nam Tai Electronics, Inc                -         8.9%           -
Micropower Enterprises Limited        8.5%        8.1%         8.1%
Royce & Associates, Inc.                -         5.2%         6.3%

-------------
(1) Based on 5,347,931, 5,597,931 and 5,646,831 common shares outstanding on June 30, 2000 and 2001 and on June 28, 2002, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

        All of the holders of the Company's common shares (including Deswell's major shareholders) have equal voting rights with respect to the common shares held. As of June 28, 2002, approximately 34 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell's common shares. According to information supplied to the Company by its transfer agent, 26 holders of record with addresses in the United States held approximately 3.4 million of our outstanding common shares.

RELATED PARTY TRANSACTIONS

        During the years ended March 31, 2002, 2001 and 2000, sales to Nam Tai Electronic (Shenzhen) Co. Limited ("Namtai Shenzhen") amounted to less than 10% of our total sales. Namtai Shenzhen is an indirect wholly owned subsidiary of Nam Tai Electronics, Inc. ("Nam Tai"), which, in September 2000, purchased an aggregate of 500,000 common shares of the Company, equal to approximately 9% of the Company's outstanding common shares. During the year ended March 31, 2002, Nam Tai sold its shares of the Company in the open market.

        The Company rents staff quarters in China from Mr. S. K. Lee and Mr. M.
C. Tam, who are executive officers of the Company and minority shareholders of Integrated. The charges for these premises approximate the amount negotiable, in management's opinion, on an arms length basis. Rentals charged by these parties to the Company are summarized as follows:

                                                           YEAR ENDED MARCH 31,
                                                   -----------------------------------
                                                     2000          2001          2002
                                                   -------       -------       -------
Rent charged by Mr. S. K. Lee and Mr. M.C. Tam     $12,000       $12,000       $12,000

        During the year ended March 31, 2001, the Company acquired an automobile from Unicrown Limited for $206,000, which, management believes, approximated its fair value. Mr. Richard Lau, a director of the Company, has a beneficial interest in that company.

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

EXPORTS SALES

        Information regarding our export sales is provided in Item 4. "Information on the Company -- "Business Overview -- Customers and Marketing."

DIVIDEND POLICY

        Dividends paid under Hong Kong law are tax free to the recipient. While the Company had paid dividends to its shareholders prior to its IPO, it discontinued payment of dividends after the IPO until its new dividend policy was announced in July 1996. At that time, the Company announced that it planned to pay cash dividends semi-annually in the form of an interim and final dividend based on the Company's growth during the preceding year. The Company announced that dividends would be 25% to 35% of the net earnings of the preceding year limited, however, by the net cash flow available for future development. The interim dividend would be based upon the Company's first six months operating results and would be paid between November and December and the final dividend would be based upon the Company's second six months of operations and would be declared and paid between July and August. Under this dividend policy, the Company declared and paid dividends during the two-year period ended March 31:

    - 2000 aggregating $4,777,000, $3,012,000 of which was based on results for the second six months of the year ended March 31, 1999 and $1,765,000 of which was based on results for the first six months of the year ended March 31, 2000 and

    - 2001 aggregating $4,710,000, $2,942,000 of which was based on results for the second six months of the year ended March 31, 2000 and $1,768,000 of which was based on results for the first six months of the year ended March 31, 2001;

    - 2002 aggregating $7,229,000, $3,193,000 of which was based on results for the second six months of the year ended March 31, 2001 and $4,036,000 of which was based on results for the first nine months of the year ended March 31, 2002.

        The Company currently plans to continue its dividend policy as announced, but such plans and policy for future dividends consist of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Whether future dividends will be declared will be depended upon the Company's future growth and earnings, of which there can be no assurance, and the Company's cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3. Key Information -- Risk Factors. Accordingly, there can be no assurance that future cash dividends on the Company's common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

ITEM 9.  THE LISTING

        The Company's common shares are traded exclusively on The Nasdaq National Market under the symbol "DSWL".

        The following table sets forth the high and low sale prices as reported by The Nasdaq National Market for each of the last five years ended March 31:

        YEAR ENDED                           HIGH         LOW
        ----------                         --------     -------
        March 31, 2002                     $22.12       $13.125
        March 31, 2001                      18.00        12.25
        March 31, 2000                      18.50         7.9375
        March 31, 1999                      21.6875       6.00
        March 31, 1998                      27.75        14.50

        The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended March 31, 2002 and the average daily trading volume during each of the quarters.

                                                                 AVERAGE
                                                                  DAILY
                                                                 TRADING
        QUARTER ENDED                    HIGH           LOW     VOLUME(1)
        -------------                  --------       -------   ---------
        March 31, 2002                 $22.12         $17.00     26,516
        December 31, 2001               19.62          13.80      6,262
        September 30, 2001              17.20          13.51      3,957
        June 30, 2001                   16.54          13.125     4,119
        March 31, 2001                  18.00          12.25      5,028
        December 31, 2000               17.4375        14.75      7,637
        September 30, 2000              18.00          12.25      7,189
        June 30, 2000                   16.1875        12.875     6,975

---------
(1) Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

        The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the most recent six months and the average daily trading volume during each of the months.

                                                                 AVERAGE
                                                                  DAILY
                                                                 TRADING
        MONTH ENDED                      HIGH           LOW     VOLUME(1)
        -----------                    --------       -------   ---------
        June 30, 2002                  $23.30         $18.51     13,489
        May 31, 2002                    23.50          21.361     5,034
        April 30, 2002                  23.65          21.68      7,425
        March 31, 2002                  22.12          20.00     40,910
        February 28, 2002               20.81          18.85     26,232
        January 31, 2002                21.00          17.00     13,064

---------
(1) Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

        Our objects and purposes are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

Directors

        British Virgin Islands law and our Articles of Association provide that no agreement or transaction between Deswell and one or more of its directors or any entity in which any director has a financial interest or to whom any director is related (including as a director of that other entity) is void or voidable for this reason only or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction or that the vote or consent of the director is counted for the purpose if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and a majority of the Company's directors (at least one whom is an "Independent Director") approve such transaction. Alternatively, the interest in the transaction may be disclosed or known to or ratified by the shareholders.* In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted. An "Independent Director" is defined in our Articles of Association as a director other than an officer or employee of Deswell or any of its subsidiaries, a person related to an officer or employee of Deswell or any of its subsidiaries, a person representing family or concentrated (more than 10%) holdings of Deswell's outstanding voting shares or any other individual having a relationship which, in the opinion of the directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

        Deswell has one class and series of shares authorized or outstanding: common shares, $0.01 par value per share. Our authorized capital consists of 20,000,000 common shares, $0.01 par value per share, of which 5,646,831

--------
* British Virgin Islands law does not use the term "shareholder" or "stockholder" but rather refers to holders of shares of a company, like Deswell, organized under the International Business Companies Act as "members." In this Report, for the convenience of our U.S. holders, we use the term "shareholders" rather than members.

common shares were outstanding on June 28, 2002. On June 17, 2002, we announced that we are effecting a three-for-two stock split of our outstanding shares to holders record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, we are amending our Memorandum of Association effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. We are also amending our Memorandum of Association effective on July 8, 2002 to convert the par value of our shares from $0.01 par value per share to no par value per share.

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

Banking Facilities (Exhibit 4.1)

Date: December 13, 2001

Parties: The Sanwa Bank Limited ("Sanwa") and Jetcrown Industrial Limited ("Jetcrown")

Nature of Contract: Renewal of Facility Letter dated December 27, 2000 and October 27, 2000 whereby Sanwa made available to Jetcrown various uncommitted banking facilities.

Terms and Conditions: (A) A joint line facility of up to HK$22,000,000 consisting of the following facilities: (i) uncommitted short-term multi-currency revolving loan facility (ii) overdraft facility (iii) import facility (provided that the aggregate principal amounts outstanding under the loan facility and the overdraft facility shall not at any one time exceed HK$7,800,000); (B) Shipping guarantee facility (under the letter of credit) of up to HK$8,000,000; (C) Bills negotiation facility (under the letter of credit) of up to HK$30,000,000; (D) Forward foreign exchange facility of up to HK$16,000,000.

Consideration: The interest and commissions set forth in the agreement dated December 13, 2001.

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

Banking Facilities (Exhibit 4.3)

Date: February 20, 2002

Parties: Standard and Kwanasia Electronics Co. Ltd. ("Kwanasia")

Nature of Contract: Standard to provide Kwanasia with working capital facilities.

Terms and Conditions: Working Capital Facilities (1) Current Account Overdraft is HKD1,000,000 ; (2) Trade Finance Group 1 is HKD10,000,000; (3) Trade Finance Group 2 is HKD4,000,000; (4) Trade Finance Group 3 HKD4,0000,000 (the trade finance groups are complementary and combined amounts outstanding are not to exceed HKD10,000,000; combined amounts outstanding of Trade Finance Groups 2 and 3 are not to exceed HKD4,000,000) (5) Standby Letters of Credit is HKD5,000,000;
(6) Factoring Facility of HKD10,000,000 for the purchase of receivables in accordance with the Receivables Purchase Agreement (7) Treasury Facilities to quote rates for foreign exchange spot transactions and forward transactions;. Interest rate on all sums advanced will be payable monthly at the prime rate per annum. Default rate of 8% per annum over Prime or HIBOR, whichever is higher will apply to amounts not paid when due or in excess of agreed facility amounts. Export bills will be discounted and import bills will be financed at Bank's standard bills finance rate minus 0.25% per annum for Hong Kong Dollar Bills and at Bank's standard bills finance rate for foreign currency bills. All past due bills shall bear interest at 4% per annum above the rates charged on regular bills outstanding. Commission on Letters of Credit Opening is 1/4% on the first USD50,000, 1/12% on USD50,001-USD100,000 and 1/24% on the balance. Commission in Lieu of Exchange is 1/8%. Commission on Import Acceptance is 1/8% per month.

Consideration: An arrangement fee of HKD10,000. A handling fee in an amount to be mutually agreed upon will be payable annually if the facilities are continuing.

Banking Facilities (Exhibit 4.4)

Date: November 1, 2001

Parties: Fortis Bank Asia HK ("Fortis") and Kwanasia

Nature of Contract: Fortis to provide Kwanasia with various general banking facilities.

Terms and Conditions: (1) Current Account Overdraft and/or standby letter of credit issued on Kwanasia's behalf of limit HKD5,000,000; (2) Import facilities against 100% sales contracts and/or invoice discounting facilities of limit HKD5,000,0000.

Consideration: The interest and commissions set forth in the agreement dated November 1, 2001. A set up fee of HKD5,000 and an annual facilities fee of HKD8,000 per annum.

Banking Facilities (Exhibit 4.5)

Date: November 12, 2001

Parties: CITIC Ka Wah Bank Limited ("Ka Wah") and Kwanasia

Nature of Contract: Ka Wah to provide Kwanasia with various general banking facilities.

Terms and Conditions: (1) Documentary Credit plus (90 days inclusive of usage period) Trust Receipt Facility and Invoice Discount -- Export Facility on approved buyers up to the total extent of HKD4,000,000; (2) Standby Letter of Credit of HKD8,000,000.

Consideration: The interest and commissions set forth in the agreement dated November 1, 2001. An arrangement fee of HKD8,000.

Banking Facilities (Exhibit 4.6)

Date: February 28, 2002

Parties: Dao Heng Bank Limited ("Dao Heng") and Kwanasia

Nature of Contract: Dao Heng to provide Kwanasia with various general banking facilities.

Terms and Conditions: Letters of Credit, Trust Receipts, Import Loans, Acceptance Bills plus Negotiation of Export Bills under letter of credit with discrepancies of limit HKD10,000,000.

Consideration: The interest and commissions set forth in the agreement dated February 28, 2002. An arrangement fee of HKD5,000.

Bank Loan (Exhibit 4.7)

Date: August 20, 2001

Parties: Industrial and Commercial Bank of China, Guangzhou City Branch ("ICCB") and Dongguan Kwan Hong Electronics Co. Ltd. ("Kwan Hong")

Nature of Contract: ICCB to provide Kwan Hong with working capital bank loan.

Terms and Conditions: Short term bank loan of RMB2,000,000. The loan interest is payable monthly at the rate of 4.875% per month.

Consideration: The bank loan shall be secured by standby letter of credit

Bank Loan (Exhibit 4.8)

Date: August 15, 2001

Parties: China Construction Bank, Dongguan City Branch ("CCB") and Kwan Hong

Nature of Contract: CCB to provide Kwan Hong with working capital bank loan.

Terms and Conditions: Short term bank loan of RMB2,000,000. The loan interest is payable monthly at the rate of 4.875% per month.

Consideration: The bank loan shall be secured by standby letter of credit

Tenancy Agreement (Exhibit 4.9)

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

Sale and Purchase Agreement (Exhibit 4.10)

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

Tenancy Agreement (Exhibit 4.11)

Date: April 25, 2001

Parties: Shenzhen Shekou NanShui Enterprises Shareholding (Lessor) and Jetcrown Industrial (Shenzhen) Ltd. (Lessee)

Nature of Contract: Lease of property located at 3/F and 4/F, Block E, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of 3/F and 4/F is 2,160 total square meters. The rental period is two years, commencing May 1, 2001 to May 1, 2003. Rent for the total property is RMB33,480 per month. The Lessor is responsible to pay for property tax, land use fees and the rental housing management fee of the property. The Lessee is responsible for the water, electricity, cleansing and management charges. A deposit of RMB60,000 is required. Lessee is not allowed to sublet the property without the Lessor's written agreement. Lessee should inform Lessor of its desire to renew the lease one month before expiration and Lessee should be given first priority to renew under the same conditions offered by any third party. The delay charge on Lessee's payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB33,480 per month.

Tenancy Agreement (Exhibit 4.12)

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

Tenancy Agreement (Exhibit 4.13)

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

Tenancy Agreement (Exhibit 4.14)

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

Tenancy Agreement (Exhibit 4.15)

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

Tenancy Agreement (Exhibit 4.16)

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

Tenancy Agreement (Exhibit 4.17)

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

Tenancy Agreement (Exhibit 4.18)

Date: January 1, 2002

Parties: Shekou Wan Ha Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of Rooms 203, 205-208, 210-212, 214, 216-217, 302-305,
307, 309-310, 312-317, 401, 403-405, 407-416 of the Complex Building, Wan Ha
Village, Shekou, Shenzhen and Room 201-203, 205-208, 210-211, 305, 307-310, 402,
404-405, 407, 409, 502-504, 506-507, 510, 514-516, 601, 603-607, 609-614, 616,
Block C1, New Wing Village, Shekou. for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 3,873.77 square meters. The rental period is one year, commencing January 1, 2002 to December 31, 2002. The total rent for the property is RMB61,254.10 per month. A deposit of RMB62,059.10 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment exceeds 5 days, a late charge penalty of 2% shall be levied on the rental.

Consideration: Rent of RMB61,254.10 per month.

Tenancy Agreement (Exhibit 4.19)

Date: February 15, 2002

Parties: Dongguan Houjie Town Huangguan Industrial Estate Committee (Lessor) and Jetcrown Industrial (Dongguan) Limited (Lessee).

Nature of Contract: Lease of the block of industrial building of 5,210 square meters at Huangguan Industrial Estate and the block of dormitories with an area of 3,410 square meters for running of manufacturing production of electronics, plastics and metal precision etc.

Terms and Conditions: The total area of factory and dormitories is 8,620 square meters. The tenancy period is thirteen and a half months, commencing February 16, 2001 to March 31, 2003. The total rent for the property is RMB8 per square meter per month. A deposit of RMB200,000 is required.

Consideration: Rent of RMB68,960.00 per month.

Tenancy Agreement of Lan Wang Building (Exhibit 4.20)

Date:  January 18, 2000 and December 31, 2001

Parties: Kwanasia Electronics Co. Ltd. (Lessor) and Dongguan Cheung On Lan Wang Electronics Development Co. (Lessee).

Nature of Contract: Lease of factory, office and dormitories located at Siu Pin Second Industrial Zone, Cheung On, Dongguan.

Terms and Conditions: The total area for factory is 5,961.72 square meters. The total area for the office is 2,831.34 square meters. The total area for the dormitory is 4,107.97 square meters. The total floor area of the guardroom and lobby is 106.76. The total aggregate floor area is 13,007.79 square meters. The rental period is three years, commencing February 15, 2000 to February 14, 2003. 2/F and 3/F of office of area 1,138.41 square meters are for the use of the landlord. Therefore, the new total net area under this tenancy is 11,869.38 square meters. Rental is RMB8.50 per square meter per month. The total net amount of rent for the property is RMB 100,889.73 per month. A deposit of RMB 104,872.32 is required. The Lessor is responsible for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water and electricity charges. Upon the expiration of the rental period, Lessee has priority to renew the lease for another three-year period. The Lessee may not transfer or assign the property to a third party. If there is early termination requested by either party, the party that requested the early termination shall indemnify the other party the full rental compensation up to the expiration date.

Consideration: Rent of RMB 100,889.73 per month.

Tenancy Agreement (Exhibit 4.21)

Date: October 1, 2001

Parties: Lee Shu Kwan (Lessor) and Kwanasia Electronics Co. Limited (Lessee).

Nature of Contract: Lease of Room 402, Block A, To Fa Court, NanShan District, Shenzhen for a dormitory.

Terms and Conditions: The rental period is two years, commencing October 1, 2001 to September 30, 2003. The rent for the property is HK$2,500 per month. The Lessee is responsible for all rates, property tax, crown rent and other miscellaneous expenses related to the property. The Lessee may not transfer or assign the property to a third party. If the Lessee desires to renew the lease, the new agreement must be exercised in writing one month before the expiration of the current rental period. If there is early termination requested by either party, the party that requested the early termination shall indemnify the other party the balance of the rental payments of the rental period.

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

TAXATION

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

        This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances and it does not address any aspect of U.S. federal tax law other than U.S. federal income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special U.S. federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

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

Tax Consequences to U.S. Holders

        For purposes of the discussion below, you are a "U.S. Holder" if you are a beneficial owner of our common shares who or which is:

    - an individual U.S. citizen or resident alien of the United States (as specifically defined for tax purposes);

    - a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof;

    - an estate whose income is subject to U.S. federal income tax regardless of its source;

    - a trust (x) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; or

    - any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the common shares.

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

        Sale or Other Disposition of Our Common Shares

        Subject to the passive foreign investment company rules discussed below, generally, in connection with the sale or other taxable disposition of our common shares:

    - you will recognize gain or loss equal to the difference (if any) between:

           -   the amount realized on such sale or other taxable disposition and

           - your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

    - such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

    - such gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and

    -   your ability to deduct capital losses is subject to limitations.

        Passive Foreign Investment Company

        U.S. Holders generally would be subject to a special, adverse tax regime (that would differ in certain material respects from that described above) if we are or were to be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes as to our U.S. Holders.

        An actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable tax year. The Company has not made a specific determination as to whether or not it is in fact a PFIC. We will be a PFIC if either:

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

        If we are or were classified as a PFIC during the time you hold our shares, unless you timely make one of specific available elections, a special tax regime would apply to both:

    - any "excess distribution", which would be your share of distributions in any year that are greater than 125 percent of the average annual distributions received by you in the three preceding years before the current taxable year (or during your holding period for the shares, if shorter) and

    -   any gain realized on the sale or other disposition of our common shares.

        Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax generally in the following manner:

    - the excess distribution or gain would be allocated ratably to each day that you have held our common shares,

    - the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income,

    - the amount allocated to the taxable years prior to the first taxable year in which we are a PFIC would be taxed as ordinary income for the taxable year in which you realize the excess distribution or gain, and

    - the amounts allocated to each of the prior taxable years for which we were a PFIC would be taxed as ordinary income at the highest applicable tax rate in effect for that year, and, in addition, an interest charge generally applicable to underpayments of tax would be imposed on you for the tax deferred.

        Subject to certain limitations, if you own common shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, for all taxable years during which you held common shares and we were a PFIC, you would not be subject to the PFIC rules described above. Instead, in general, you would include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over the adjusted tax basis in your shares. You would also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. Your basis in the shares would be adjusted to reflect any such income or loss amounts. Any gain realized upon disposition would be taxed as ordinary income. If we are or become a PFIC, we believe our shares would be treated as marketable stock for purposes of the mark-to-market election but we can give you no assurance that they in fact will be so treated.

        In lieu of making a mark-to-market election, you may make a qualifying electing fund election. In many situations, it would be desirable to make this election. However, even if your tax advisor determines that this election is beneficial to you, if we are or were to become a PFIC, we may not be able or willing to satisfy the record-keeping and other requirements that would enable you to make a qualified electing fund election.

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

Backup Withholding and Information Reporting

        Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding at a rate of 30 percent for payments made in 2002. You will not be subject to backup withholding provided that:

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

U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THREE-FOR-TWO STOCK SPLIT

        On June 17, 2002, Deswell announced that it is effecting a three-for-two stock split of its outstanding shares to holders record on July 8, 2002 and payable on July 22, 2002. For United States income tax purposes, the receipt of additional common shares by the shareholders in the stock split should be treated as a tax-free stock dividend. Accordingly, no gain or loss should be recognized by our shareholders on the receipt of new common shares. The aggregate tax basis in the old common shares held by a shareholder immediately before the stock split should be allocated between the old and the new common shares in proportion to the relative fair market value of the old and the new shares on the date of the distribution, reduced by the basis allocable to any fractional shares that the shareholder is treated as having redeemed for cash. See -- "Cash in Lieu of Fractional Shares" below. The holding period of the new common shares should include the holding period of the old common shares, provided such shares were held as a capital asset for United States tax purposes.

        Cash in Lieu of Fractional Shares. Subject to the PFIC rules (see -- "Passive Foreign Investment Company" above), shareholders who receive cash in lieu of fractional shares should be treated for U.S. income tax purposes as if the fractional share interest had been issued in the stock split and then had been redeemed by us for cash. The amount of any gain or loss should be equal to the difference between the portion of the tax basis allocated to such fractional share and the cash received in lieu thereof. Any such gain or loss should constitute long-term capital gain or loss provided old common shares were held for more than one year at the time of the stock split.

        If we were a PFIC as to a U.S. Holder, gain recognized by such Holder as a result of the receipt of cash in lieu of fractional share would be treated as ordinary income subject to the "excess distributions" rules (see -- "Passive Foreign Investment Company" above).

        THE DISCUSSIONS ABOVE ARE FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY STATE, LOCAL, FOREIGN TAX AND THE U.S. FEDERAL ESTATE AND GIFT TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND THE STOCK SPLIT.


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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EXCHANGE CONTROLS

        There are no exchange control restrictions on payments of dividends on the Company's common shares or on the conduct of the Company's operations either in Hong Kong, where the Company's principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material British Virgin Islands' laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's common shares. British Virgin Islands' law and the Company's Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company's Securities or vote the Company's common shares.

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

FOREIGN CURRENCY RISK

        At March 31, 2000, 2001 and 2002 the Company had no open forward exchange contracts or option contracts.

        Cash on hand at March 31, 2002 of $34,395.000 was held in the following currencies:

                                                                    Equivalent
                                                                       U.S.
                                                                      Dollar
                                                                     Holdings
                                                                   -----------
United States dollars                                              $18,552,000
Hong Kong dollar                                                     7,613,000
Euro dollar                                                          5,706,000
Chinese renminbi                                                     2,524,000

See discussion of Exchange Rate Fluctuation in Item 5. Operating and Financial Review and Prospects.

INTEREST RATE RISK

        Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $26,845,000 as at March 31, 2002 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2002 we had no long-term debt, short-term bank loans of $482,000 and $2,452,000 outstanding on our credit facilities resulting in minimal interest rate risk.

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

ITEM 17.  FINANCIAL STATEMENTS

        Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Report:

                                                                                        Page No.
                                                                                        --------
Independent Auditors' Report...............................................................F-1

Consolidated Balance Sheets as of March 31, 2001 and March 31, 2002........................F-2

Consolidated Statements of Income for the years ended March 31, 2000,
        March 31, 2001 and March 31, 2002..................................................F-3

Consolidated Statements of Shareholders' Equity for the years ended March 31, 2000, March 31, 2001 and March 31, 2002............................F-4

Consolidated Statements of Cash Flows for the years ended March 31, 2000,
        March 31, 2001 and March 31, 2002..................................................F-5

Notes to Consolidated Financial Statements.................................................F-6

        All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                     [DELOITTE TOUCHE TOHMATSU LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deswell Industries, Inc. and subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE TOUCHE TOHMATSU


June 28, 2002

Hong Kong

                            DESWELL INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEETS
                  (U.S. DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)



                                                                          MARCH 31,
                                                                   --------------------
                                                                     2001         2002
                                                                   -------      -------
                                     ASSETS

Current assets:
  Cash and cash equivalents                                        $25,330      $31,534
  Restricted cash (note 6)                                           1,988        2,861
  Marketable securities (note 3)                                        --        1,115
  Accounts receivable                                               15,777       16,888
  Inventories (note 4)                                              12,034       13,225
  Prepaid expenses and other current assets                          1,833        3,421
  Income taxes receivable (note 7)                                     428          428
                                                                   -------      -------
        Total current assets                                        57,390       69,472
Property, plant and equipment-net (notes 5 and 6)                   25,563       24,794
Goodwill - net of accumulated amortization
  of 2001 - $177 and 2002 - $212                                       513          478
                                                                   -------      -------
        Total assets                                               $83,466      $94,744
                                                                   =======      =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank loans (note 6)                                        --          482
  Accounts payable                                                 $ 4,274      $ 7,583
  Accrued payroll and employee benefits                              1,837        1,877
  Customer deposits                                                  1,850        2,694
  Other accrued liabilities                                          1,776        1,749
  Income taxes payable                                                 297          165
                                                                   -------      -------
        Total current liabilities                                   10,034       14,550
                                                                   -------      -------
Deferred income taxes (note 7)                                          15           15
                                                                   -------      -------
Commitments and contingencies (note 9)                                  --           --
Minority interests                                                   9,540       10,528
                                                                   -------      -------
Shareholders' equity:
  Common Shares $0.01 par value-authorized 20,000,000 shares, shares issued and outstanding March 31, 2001 - 5,597,931;
    March 31, 2002 - 5,580,331                                          56           56
  Additional paid-in capital                                        26,843       26,522
  Retained earnings                                                 36,978       43,073
                                                                   -------      -------
        Total shareholders' equity                                  63,877       69,651
                                                                   -------      -------
        Total liabilities and shareholders' equity                 $83,466      $94,744
                                                                   =======      =======


          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                    YEAR ENDED MARCH 31,
                                                           --------------------------------------
                                                             2000           2001           2002
                                                           --------       --------       --------
Net sales                                                  $ 60,958       $ 80,847       $ 83,320
Cost of sales                                                38,262         52,596         54,448
                                                           --------       --------       --------
Gross profit                                                 22,696         28,251         28,872
Selling, general and administrative expenses                 11,970         15,414         14,939
                                                           --------       --------       --------
Operating income                                             10,726         12,837         13,933
Interest expense                                                 (3)            (6)           (26)
Other income, net                                               898            915            877
                                                           --------       --------       --------
Income before income taxes and minority interests            11,621         13,746         14,784
Income taxes (note 7)                                           890            315            535
                                                           --------       --------       --------
Income before minority interests                             10,731         13,431         14,249
Minority interests                                              433            621            925
                                                           --------       --------       --------
Net income                                                 $ 10,298       $ 12,810       $ 13,324
                                                           ========       ========       ========

Net income per share (note 2)

Basic:
  Net income per share(1)                                  $   1.90       $   2.38       $   2.38
                                                           ========       ========       ========
  Weighted average common shares outstanding                  5,412          5,376          5,602
                                                           ========       ========       ========

Diluted:
  Net income per share(1)                                  $   1.89       $   2.36       $   2.36
                                                           ========       ========       ========
  Weighted average common and potential common shares         5,449          5,435          5,644
                                                           ========       ========       ========


(1) Net income per share amounts presented above are calculated without regard to the effects of the three-for-two stock split payable on July 22, 2002 (see note 15). Net income per share information calculated on a post split basis is as follows:

      Basic:
        Net income per share                    $1.27          $1.59          $1.59
                                                =====          =====          =====
        Weighted average common shares          8,118          8,064          8,403
                                                =====          =====          =====

      Diluted:
        Net income per share                    $1.26          $1.57          $1.57
                                                =====          =====          =====
        Weighted average common shares          8,174          8,153          8,466
                                                =====          =====          =====


          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   COMMON STOCK
                                               --------------------  ADDITIONAL
                                                  SHARES               PAID-IN      RETAINED   SHAREHOLDERS'
                                               OUTSTANDING   AMOUNT    CAPITAL      EARNINGS      EQUITY
                                               -----------   ------    --------     --------   -------------
Balance at April 1, 1999                        5,476,131     $ 55     $ 25,355     $ 23,357     $ 48,767
Repurchase and cancellation of common stock      (128,200)      (2)      (1,255)          --       (1,257)
Net income                                             --       --           --       10,298       10,298
Dividends ($0.88 per share)                            --       --           --       (4,777)      (4,777)
                                                ---------     ----     --------     --------     --------
Balance at March 31, 2000                       5,347,931       53       24,100       28,878       53,031
Exercise of stock options                         250,000        3        2,743           --        2,746
Net income                                             --       --           --       12,810       12,810
Dividends ($0.88 per share)                            --       --           --       (4,710)      (4,710)
                                                ---------     ----     --------     --------     --------
Balance at March 31, 2001                       5,597,931       56       26,843       36,978       63,877
Exercise of stock options                          16,500       --          243           --          243
Repurchase and cancellation of common stock       (34,100)      --         (564)          --         (564)
Net income                                             --       --           --       13,324       13,324
Dividends ($1.29 per share)                            --       --           --       (7,229)      (7,229)
                                                ---------     ----     --------     --------     --------
Balance at March 31, 2002                       5,580,331     $ 56     $ 26,522     $ 43,073     $ 69,651
                                                =========     ====     ========     ========     ========

The comprehensive income of the Company for the years ended March 31, 2000, 2001 and 2002 was represented by the net income of the respective years.


          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN THOUSANDS)



                                                                    YEAR ENDED MARCH 31,
                                                             ----------------------------------
                                                               2000         2001         2002
                                                             --------     --------     --------
Cash flows from operating activities
Net income                                                   $ 10,298     $ 12,810     $ 13,324
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization                                 4,784        5,039        4,918
  Loss (gain) on sale of property, plant and equipment             35          (52)           7
  Minority interests                                              433          609          925
  Changes in operating assets and liabilities:
    Accounts receivable                                        (2,811)      (5,170)      (1,111)
    Marketable securities                                      (1,174)       1,308       (1,115)
    Inventories                                                (5,030)      (1,102)      (1,191)
    Prepaid expenses and other current assets                   1,815          462       (1,588)
    Income taxes receivable                                       233         (264)          --
    Accounts payable                                            2,528       (1,127)       3,309
    Accrued payroll and employee benefits                          67          420           40
    Customer deposits                                            (420)         105          844
    Other accrued liabilities                                     577          576          (27)
    Income taxes payable                                          (99)         196         (132)
                                                             --------     --------     --------
Net cash provided by operating activities                      11,236       13,810       18,203
                                                             --------     --------     --------

Cash flows from investing activities
  Purchase of property, plant and equipment                    (6,019)     (13,926)      (4,397)
  Proceeds from sale of property, plant and equipment             176          113          276
  Additional interest in a subsidiary (note 2)                     (6)          --           --
  (Increase) decrease in restricted cash                          247          141         (873)
                                                             --------     --------     --------
Net cash used in investing activities                          (5,602)     (13,672)      (4,994)
                                                             --------     --------     --------

Cash flows from financing activities
  Dividends paid                                               (4,777)      (4,710)      (7,229)
  Repurchase of common stock                                   (1,257)          --         (564)
  Increase in bank loans                                           --           --          482
  Issue of common stock                                            --        2,746          243
  Contribution from minority shareholders of a subsidiary          --           --           63
                                                             --------     --------     --------
Net cash used in financing activities                          (6,034)      (1,964)      (7,005)
                                                             --------     --------     --------

Net (decrease) increase in cash and cash equivalents             (400)      (1,826)       6,204
Cash and cash equivalents, beginning of year                   27,556       27,156       25,330
                                                             --------     --------     --------
Cash and cash equivalents, end of year                       $ 27,156     $ 25,330     $ 31,534
                                                             ========     ========     ========

Supplementary disclosures of cash flow information:
Additional interest in a subsidiary:

  Goodwill                                                   $    224     $     --     $     --
  Minority interests                                             (218)          --           --
                                                             --------     --------     --------
Cash paid                                                    $      6     $     --     $     --
                                                             ========     ========     ========

Cash paid during the year for:
  Interest                                                   $      3     $      6     $     26
  Income taxes                                               $    756     $    383     $    669


          See accompanying notes to consolidated financial statements.

                            DESWELL INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1.  ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

        Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

        The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The selling and administrative activities are performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and the manufacturing activities are subcontracted to subsidiaries operating in China.

        The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ from those used in the statutory accounts of its subsidiaries. The principal adjustment made by the Company to conform the statutory accounts of the subsidiaries to U.S. GAAP relates to the capitalization of pre-operating expenses for the subsidiaries in China.

        As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2002, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $71,171 of which $4,940 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note
7).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of consolidation-The consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

        Goodwill-The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill and is amortized to expense on a straight line basis over 20 years. Amortization expense was $32 and $36 and $35 for the years ended March 31, 2000, 2001 and 2002, respectively.

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

        Foreign currency translation-The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983. There is, however, no assurance that this rate will continue indefinitely.

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

        Aggregate net foreign currency transaction losses included in income were $465, $644 and $306 for the years ended March 31, 2000, 2001 and 2002, respectively.

        On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company's subsidiaries, into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2000, 2001 and 2002 were HK$7.74 to US$1.00, HK$7.75 to US$1.00 and HK$7.75 to
US$1.00, respectively.

        Post-retirement and post-employment benefits-The Company does not provide post-retirement benefits other than pensions, and post-employment benefits are not material.

        Stock-based compensation-SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25 and provides additional disclosures required by SFAS No. 123 in note 11.

        Net income per share-Basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of warrants and options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

                                                              YEAR ENDED MARCH 31,
                                                        -----------------------------
                                                         2000       2001       2002
                                                        -------    -------    -------
Net income                                              $10,298    $12,810    $13,324
                                                        -------    -------    -------
Basic net income per share                              $  1.90    $  2.38    $  2.38
                                                        -------    -------    -------
Basic weighted average common shares outstanding          5,412      5,376      5,602
Effect of dilutive securities - Options                      37         59         42
                                                        -------    -------    -------
Diluted weighted average common and potential common
  shares outstanding                                      5,449      5,435      5,644
                                                        -------    -------    -------
Diluted net income per share                            $  1.89    $  2.36    $  2.36
                                                        =======    =======    =======

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

        Recent changes in accounting standards-In June 2001, the Financial Accounting Standard Board (the "FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company will adopt this statement on April 1, 2002 and the management is reviewing this statement to determine what effect they will have, if any, on its financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will be required to adopt this standard on April 1, 2003. The Company is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

        In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and portions of APB Option No. 30, "Reporting the Results for Operations". The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. The statement also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The Company is reviewing the statement to determine what effect it will have, if any, on its financial position and results of operations.

        In April 2002, the FASB also issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", an amendment of APB Opinion No. 30, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements", which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions;
(ii) Rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, "Accounting for leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. The Company adopted SFAS No. 145 during the year ended March 31, 2002 and it did not impact the Company's financial statements.

3.  MARKETABLE SECURITIES

        The Company acquired equity securities listed in Hong Kong.

                                                            MARCH 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
Cost                                                 $     --       $  1,081
Unrealized gain                                            --             34
                                                     --------       --------
Market value                                         $     --       $  1,115
                                                     ========       ========


        Net proceeds from sale of marketable securities for the year ended March 31, 2001 and 2002 were $1,419 and $578, and realized gains from sale of marketable securities for the year ended March 31, 2001 and 2002 were $111 and $85, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4.  INVENTORIES

        Inventories by major categories are summarized as follows:

                                                            MARCH 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
Raw materials                                        $  6,130       $  7,368
Work in progress                                        2,946          3,213
Finished goods                                          2,958          2,644
                                                     --------       --------
                                                     $ 12,034       $ 13,225
                                                     ========       ========

5.  PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of the following:

                                                            MARCH 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
Leasehold land and buildings                         $  4,940       $  4,957
Plant and machinery                                    21,571         21,953
Furniture, fixtures and equipment                       9,722         10,773
Motor vehicles                                          2,355          2,526
Leasehold improvements                                  3,187          3,628
                                                     --------       --------
Total                                                  41,775         43,837
Less: accumulated depreciation and amortization       (18,952)       (23,025)
Construction in progress                                2,740          3,982
                                                     --------       --------
Net book value                                       $ 25,563       $ 24,794
                                                     ========       ========

6.  CREDIT FACILITIES AND PLEDGED ASSETS

        The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2001 and 2002 these facilities totalled $17,097, and $19,515, respectively, of which short-term bank loans, interest bearing at 5.85% per annum, of $482 was utilized at March 31, 2002 while none of the amount was utilized at March 31, 2001. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2001 and 2002, cash of $1,826 and $2,762, respectively, and leasehold land and buildings of $1,378 and $1,348, respectively, have been pledged as collateral for the above facilities. At March 31, 2002, the Company also issued standby letters of credit of $516 and $1,936 as a guarantee for the short-term bank loans and a guarantee to certain non-trade creditors respectively.

        The restricted cash at March 31, 2001 and 2002 also included $162 and $99 deposited into a bank account designated by the Chinese customs department as a guarantee for the payment of customs duties.

7.  INCOME TAXES

        The components of income before income taxes and minority interests are as follows:

                                                 YEAR ENDED MARCH 31,
                                       -----------------------------------------
                                        2000             2001             2002
                                       -------          -------          -------
Hong Kong                              $ 2,395          $ 1,462          $ 1,245
China and others                         9,226           12,284           13,539
                                       -------          -------          -------
                                       $11,621          $13,746          $14,784
                                       =======          =======          =======

        HONG KONG

        The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax only on its taxable income arising in, or derived from, Hong Kong.

        CHINA

        The Company's subsidiaries incorporated in China are subject to Chinese income taxes at the applicable tax rate (currently 10-15%) on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempt from Chinese income tax for two years starting from the first profit-making year, followed by a 50% exemption for the next three years. The 50% exemption for Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) expired on December 31, 1995 but was further extended from 1999 to 2001. A special exemption was granted and Jetcrown Shenzhen was subject to Chinese income taxes at 10% on the taxable income for the year ended March 31, 2002. The Company's other Chinese subsidiaries were either loss making or exempt from income tax in the years ended March 31, 2000, 2001 and 2002.

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

        During the years ended March 31, 2000, 2001 and 2002, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $158, $428 and $nil, respectively.

        Had these tax holidays and concessions not been available, the tax charge would have been higher by $487, $866 and $272 and the basic net income per share would have been lower by $0.09, $0.16 and $0.05 and for the years ended March 31, 2000, 2001 and 2002 respectively, and diluted net income per share for the years ended March 31, 2000, 2001 and 2002 would have been lower by $0.09, $0.16 and $0.05, respectively.

        OTHERS

        Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

        The provision for income taxes consists of the following:

                                                   YEAR ENDED MARCH 31,
                                        ----------------------------------------
                                         2000             2001              2002
                                        -----            -----             -----
Hong Kong                               $ 403            $ 387             $ 251
China                                     487              (72)              284
                                        -----            -----             -----
                                        $ 890            $ 315             $ 535
                                        =====            =====             =====

        A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

                                                                    YEAR ENDED MARCH 31,
                                                           ----------------------------------
                                                            2000          2001           2002
                                                           -----         -----          -----
Statutory tax rate in Hong Kong                            16.0%         16.0%          16.0%
Tax holidays and concessions                               (1.0)         (6.3)           0.2
Income not subject to taxation                             (8.4)         (9.3)         (13.1)
Increase in valuation allowances                            0.7           1.1            0.2
Underprovision of income tax in previous year               0.6           0.3            0.1
Others                                                     (0.2)          0.5            0.2
                                                           -----         -----          -----
Effective rate                                              7.7%          2.3%           3.6%
                                                           =====         =====          =====


        The components of deferred income tax are as follows:

                                                                MARCH 31,
                                                          ---------------------
                                                           2001            2002
                                                          -----           -----
Deferred tax asset:
  Net operating loss carryforwards                        $ 399           $ 342
  Less: Valuation allowances                               (310)           (310)
                                                          -----           -----
                                                             89              32

Deferred tax liability:
  Property, plant and equipment                            (104)            (47)
                                                          -----           -----
Net deferred tax liability                                $ (15)          $ (15)
                                                          =====           =====

        At March 31, 2002, the net operating loss carryforwards principally related to Kwanta Precision Metal Products Co., Limited ("Kwanta") (a subsidiary of the Company) and can be carried forward indefinitely and applied to reduce Kwanta's future taxable income.

8.  RELATED PARTY TRANSACTIONS

        The Company rents employee accommodation in China from Mr. S.K. Lee and Mr. M.C. Tam, executive officers of the Company and minority shareholders of Kwanasia (a subsidiary of the Company). The charges for these premises approximate the amount negotiated, in management's opinion, on an arms length basis. Rentals charged by them to the Company are $12, $12 and $12, for the years ended March 31, 2000, 2001 and 2002, respectively.

        During the year ended March 31, 2001, the Company acquired a motor car from Unicrown Limited for $206, which approximated its fair value. Mr. Richard Lau, a director of the Company, has a beneficial interest in that company.

9.  COMMITMENTS AND CONTINGENCIES

        The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $1,833, $2,262 and $2,169 for the years ended March 31, 2000, 2001 and 2002, respectively.

        At March 31, 2002, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2003                                                           $1,971
2004                                                            1,195
2005                                                              987
2006                                                            1,004
2007                                                            1,047
2008 and after                                                  1,506
                                                              -------
Total minimum lease payments                                   $7,710
                                                               ======

        At March 31, 2002, the Company had capital commitments for plant and machinery totalling $3,363 which are expected to be disbursed during the year ending March 31, 2003.

10.  EMPLOYEE BENEFITS

        The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $83, $142 and $281 for the years ended March 31, 2000, 2001 and 2002, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan ceased on November 30, 2000. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employees) as calculated under the MPF legislation. The expense related to the plan in the year ended March 31, 2000, that related to the plan and MPF in the year ended March 31, 2001 and that related to MPF in the year ended March 31, 2002 amounted to $26, $30 and $66, respectively.

11.  STOCK OPTION PLAN

        On March 15, 1995, the Company adopted a stock option plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 450,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 244,000 shares making a total of 694,000 shares of common stock available under the stock option plan. On January 10, 2002, the Company adopted another stock option plan to purchase up to 500,000 shares of Common Stock. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with parenthetical weighted average prices per share) is as follows:

                                                                         NUMBER OF STOCK OPTIONS
                                                                    --------------------------------
                                                                      2000        2001         2002
                                                                    -------     -------      -------
Outstanding at beginning of the year ($12.59 for 2000, 2001
  and $14.75 for 2002)                                              440,000        440,000        200,000
Granted during the year ($15.80 for 2001 and $17.00 for 2002)            --         10,000        534,000
Exercised during the year ($10.98 for 2001 and $14.75 for 2002)          --       (250,000)       (16,500)
                                                                    -------        -------        -------
Outstanding and exercisable at end of the year
  ($12.59 for 2000, $14.75 for 2001 and $16.42 for 2002)            440,000        200,000        717,500
                                                                    =======        =======        =======
Range of exercise price per share                             $10 to $14.75  $10 to $14.75  $14.75 to $17

        The weighted average remaining contractual life of the share options outstanding at March 31, 2002 was 8.76 years. At March 31, 2001 and March 31, 2002, there were 34,000 and nil options available for future grant under the plans respectively.

        Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

                                                2000          2001          2002
                                              -------       -------       -------
Net income:
  As reported                                 $10,298       $12,810       $13,324
  Pro forma                                    10,298        12,766        11,775

Basic net income per share:
  As reported                                   $1.90         $2.38         $2.38
  Pro forma                                      1.90          2.37          2.10

Diluted net income per share:
  As reported                                   $1.89         $2.36         $2.36
  Pro forma                                      1.89          2.35          2.09

        The fair value of options granted in the year ended March 31, 2001 and 2002 was estimated to be approximately $2.92 and $2.90 per share respectively using the Black-Scholes option pricing model with the following assumptions:

                                                                        2001         2002
                                                                      -------      --------
Risk-free interest rate - weighted average                              4.99%         5.42%
Expected life of options - weighted average                           3 years      10 years
Expected volatility                                                       53%           32%
Expected dividend yield                                                 6.17%         7.57%

12.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

        A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2000, 2001 and 2002 are as follows:

                                                    PERCENTAGE OF NET SALES
                                                      YEAR ENDED MARCH 31,
                                                  ---------------------------
                                                   2000       2001       2002
                                                  -----      -----      -----
Epson Precision (H.K.) Limited                       *       13.0%      17.5%
VTech Telecommunications Limited                  22.1%      17.6%      15.3%
Kyocera Mita Industrial Co. (H.K.) Limited        24.0%      18.7%      13.6%
Inter-Tel Incorporated                            25.3%      20.0%      11.6%

* Less than 10%

        Sales to the above customers relate to both injection-molded plastic parts and electronic products.

        Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2001 and 2002, respectively, are as follows:

                                                      PERCENTAGE OF
                                                        ACCOUNTS
                                                       RECEIVABLE
                                                        MARCH 31,
                                                  -------------------
                                                   2001          2002
                                                  -----         -----
Largest receivable balances                       80.5%         67.0%

        The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 2000, 2001 and 2002 and there was no provision for bad debts at the beginning and end of the three years ended March 31, 2000, 2001 and 2002.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

        The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and short-term bank loans are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

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

        Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2000, 2001 and 2002 are as follows:

                                                                     YEAR ENDED MARCH 31,
                         --------------------------------------------------------------------------------------------------------
                                       2000                                 2001                                2002
                         --------------------------------    --------------------------------    --------------------------------
                           NET      INTERSEGMENT  PROFIT       NET     INTERSEGMENT   PROFIT       NET     INTERSEGMENT   PROFIT
                          SALES        SALES      (LOSS)      SALES       SALES       (LOSS)      SALES        SALES      (LOSS)
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
SEGMENT:
Injection molded
  plastic parts          $ 13,010    $ 39,272    $     --    $ 10,571    $ 50,531    $    270    $ 12,360    $ 47,504    $     --
Electronic products        21,140         123       2,145      28,647          25       3,003      33,672          15       2,067
Metallic parts              3,968       3,299      (1,063)      5,906       3,942      (1,581)      4,987       2,828        (258)
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
SEGMENT TOTAL            $ 64,380    $  3,422    $ 11,653    $ 85,084    $  4,237    $ 13,782    $ 86,163    $  2,843    $ 14,819

RECONCILIATION TO
  CONSOLIDATED TOTALS:

Sales eliminations         (3,422)     (3,422)         --      (4,237)     (4,237)         --      (2,843)     (2,843)         --
Goodwill amortization
  not allocated to
  segment                      --          --         (32)         --          --         (36)         --          --         (35)
                         --------    --------    --------    --------    --------    --------    --------    --------    --------
CONSOLIDATED TOTALS:
  NET SALES              $ 60,958    $     --                $ 80,847    $     --                $ 83,320    $     --
                         ========    ========                ========    ========                ========    ========
INCOME BEFORE
  INCOME TAXES
  AND MINORITY
  INTERESTS                                      $ 11,621                            $ 13,746                            $ 14,784
                                                 ========                            ========                            ========

                                                                YEAR ENDED MARCH 31,
                              --------------------------------------------------------------------------------------
                                                 2000                                     2001
                               -----------------------------------------  -------------------------------------------
                                                          DEPRECIATION                                 DEPRECIATION
                              IDENTIFIABLE      CAPITAL        AND       IDENTIFIABLE    CAPITAL          AND
                                  ASSETS      EXPENDITURE  AMORTIZATION     ASSETS      EXPENDITURE    AMORTIZATION
                              ------------    -----------  ------------  ------------   ------------   -------------
SEGMENT:
Injection molded plastic
  parts                         $ 50,112       $  5,119      $  2,535      $ 60,704       $ 11,817      $  2,625
Electronic products               23,431            600         1,361        26,821          1,589         1,437
Metallic parts                     5,037            300           856         6,149            520           941
                                --------       --------      --------      --------       --------      --------
SEGMENT TOTALS                  $ 78,580       $  6,019      $  4,752      $ 93,674       $ 13,926      $  5,003

RECONCILIATION TO
  CONSOLIDATED TOTALS:
Elimination of receivables
  from intersegments              (7,288)            --            --       (10,721)            --            --
Goodwill not allocated to
  segments                           549             --            32           513             --            36
                                --------       --------      --------      --------       --------      --------
CONSOLIDATED TOTALS             $ 71,841       $  6,019      $  4,784      $ 83,466       $ 13,926      $  5,039
                                ========       ========      ========      ========       ========      ========


                                             YEAR ENDED MARCH 31,
                                ---------------------------------------------
                                                     2002
                                ---------------------------------------------
                                                                 DEPRECIATION
                                IDENTIFIABLE       CAPITAL            AND
                                   ASSETS        EXPENDITURE     AMORTIZATION
                                ------------     -----------     ------------
SEGMENT:
Injection molded plastic
  parts                           $ 68,165         $  3,916        $  2,921
Electronic products                 24,508              335           1,444
Metallic parts                       4,477              146             518
                                  --------         --------        --------
SEGMENT TOTALS                    $ 97,150         $  4,397        $  4,883

RECONCILIATION TO
  CONSOLIDATED TOTALS:
Elimination of receivables
  from intersegments                (2,884)              --              --
Goodwill not allocated to
  segments                             478               --              35
                                  --------         --------        --------
CONSOLIDATED TOTALS               $ 94,744         $  4,397        $  4,918
                                  ========         ========        ========

        All of the Company's sales are coordinated through the Hong Kong subsidiaries and a breakdown of sales by destination is as follows:

                                                    YEAR ENDED MARCH 31,
                                         ---------------------------------------
                                           2000            2001            2002
                                         -------         -------         -------
Net sales
  China                                  $25,958         $44,078         $46,876
  North America                           16,488          18,282          19,375
  Hong Kong                               14,704          15,557          11,690
  Europe                                   3,056           1,763           4,053
  Others                                     752           1,167           1,326
                                         -------         -------         -------
Total net sales                          $60,958         $80,847         $83,320
                                         =======         =======         =======

        The location of the Company's identifiable assets is as follows:

                                                    YEAR ENDED MARCH 31,
                                         ---------------------------------------
                                           2000            2001            2002
                                         -------         -------         -------
Hong Kong                                $46,982         $47,520         $53,156
China                                     24,310          35,433          41,110
Goodwill                                     549             513             478
                                         -------         -------         -------
Total identifiable assets                $71,841         $83,466         $94,744
                                         =======         =======         =======

15.  SUBSEQUENT EVENT

        On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

ITEM 19.  EXHIBITS

        The following documents are filed as exhibits herewith:


EXHIBIT NO.                                   DESCRIPTION
-----------   ------------------------------------------------------------------
1.1           Memorandum and Articles of Association (as amended through March
              7, 1995) (incorporated by reference to Exhibit 3.1 to Deswell's
              Registration Statement on Form F-1 filed with the SEC on June 19,
              1995).

1.2           Amendment to Memorandum and Articles of Association filed with BVI
              Registry of Companies on July 19, 1995 (incorporated by reference to Exhibit 1.2 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

1.3 Form of Amendment to Memorandum of Association to be filed with BVI Registry of Companies to effect three-for-two stock split and related matters.

2.1 Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell's Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1           Facility letter dated December 13, 2001 between The Sanwa Bank
              Limited and Jetcrown Industrial Limited.

4.2           Facility letter dated March 2, 2001 between Standard Chartered
              Bank and Jetcrown Industrial Limited (incorporated by reference to
              Exhibit 4.2 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

4.3           Facility letter dated February 20, 2002 between Standard Chartered
              Bank and Kwanasia Electronics Company Limited.

4.4 Facility letter dated November 1, 2001 between Fortis Bank Asia HK and Kwanasia Electronics Company Limited.

4.5           Facility letter dated November 12, 2001 between CITIC Ka Wah Bank
              Limited and Kwanasia Electronics Company Limited.

4.6           Facility letter dated February 28, 2002 between Dao Heng Bank
              Limited and Kwanasia Electronics Company Limited.

4.7           Bank loan letter dated August 20, 2001 between Industrial and
              Commercial Bank of China and Dongguan Kwan Hong Electronics
              Company Limited.

4.8           Bank loan letter dated August 15, 2001 between China Construction
              Bank, Dongguan City Branch and Dongguan Kwan Hong Electronics
              Company Limited.

4.9           Tenancy Agreement dated February 14, 2001 between Shekou Yu Yi
              Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st and 2nd Floor, Block A, Wing Village Industrial
              Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.4 to Deswell's Annual Report on Form 20-F for the year ended March
              31, 2001 filed with the SEC on July 10, 2001).

4.10          Sale and Purchase Agreement dated October 25, 2000 between Shekou
              Real Property Company and Jetcrown Industrial (Shenzhen) Limited for the 1st to 6th Floor, Block G, Wing Village Industrial Estate,
              Shekou, Shenzhen (incorporated by reference to the Exhibit 4.5 to Deswell's Annual Report on Form 20-F for the year ended March 31,
              2001 filed with the SEC on July 10, 2001).

4.11          Tenancy Agreement dated April 25, 2001 between Shekou NanShui
              Enterprises Shareholding Co. Ltd. and Jetcrown Industrial
              (Shenzhen) Limited for the 3rd and 4th Floor, Block E, Wing
              Village Industrial Estate, Shekou, Shenzhen.

4.12          Tenancy Agreement dated October 13, 1999 between Shekou NanShui
              Enterprises Shareholding Co. Ltd. and Jetcrown Industrial
              (Shenzhen) Limited for the 2nd Floor, Block E, Wing Village
              Industrial Estate, Shekou, Shenzhen (incorporated by reference to the Exhibit 4.8 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

4.13          Tenancy Agreement dated September 29, 2000 between Shenzhen City
              Nin Fung Real Property Co., Ltd. and Jetcrown Industrial
              (Shenzhen) Limited for the 1st to 3rd Floor, Block B, Wing Village
              Industrial Estate, Shekou, Shenzhen (incorporated by reference to
              Exhibit 4.11 to

              Deswell's Annual Report on Form 20-F for the year ended March 31,
              2001 filed with the SEC on July 10, 2001).

4.14          Tenancy Agreement dated April 9, 2001 between Shekou East Empire
              Industrial Company Limited and Jetcrown Industrial (Shenzhen)
              Limited for the 2nd Floor to 5th Floor, Block H, Wing Village
              Industrial Estate, Shekou, Shenzhen (incorporated by reference to
              Exhibit 4.15 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

4.15          Tenancy Agreement dated December 11, 2000 between Shekou Tai Shen
              Enterprises Shareholding Co. Ltd. and Jetcrown Industrial
              (Shenzhen) Limited for the 1st Floor to 5th Floor, Block D Wing
              Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.16 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10,
              2001).

4.16          Tenancy Agreement dated January 20, 2000 between Dongguan Houjie
              Town Huangguan Estate Committee and Jetcrown Industrial (Dongguan)
              Limited for the industrial building and dormitory building of the Huangguan Industrial Estate, Houji Town, Dongguan (incorporated by reference to Exhibit 4.17 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10,
              2001).

4.17          Tenancy Agreement dated May 11, 2000 and August 23, 2000 between
              Dongguan Houjie Town Chong Hing Trading Company and Jetcrown
              Industrial (Dongguan) Limited for the Industrial building, dormitory building and an electricity room of the Huangguan
              Industrial Estate, Ma Tsui, Houjie Town, Dongguan, Shenzhen
              (incorporated by reference to Exhibit 4.19 to Deswell's Annual
              Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

4.18          Tenancy Agreement dated January 1, 2002 between Shekou Wan Ha
              Enterprises Shareholding Co. Ltd. and Jetcrown Industrial
              (Shenzhen) Limited for Room 203, 205-208, 210-212, 214, 216-217,
              302-305, 307, 309, 310, 312-317, 401, 403-405, 407-416, Complex
              Building, Wan Sha Village, Shekou, Shenzhen and Room 201-203,
              205-208, 210-211, 305, 307-310, 402, 404-405, 407, 409, 502-504,
              506-507, 510, 514-516, 601, 603-607, 609-614, 616, Block C1, New
              Wing Village, Shekou.

4.19          Tenancy Agreement dated February 15, 2002 between Dongguan Houjie
              Town Huangguan Industrial Estate Committee and Jetcrown Industrial
              (Dongguan) Limited for a factory building and a block of dormitory at Huangguan Industrial Estate, Houjie Town, Dongguan.

4.20 Tenancy Agreement dated January 18, 2000 and December 30, 2001 between Dong Guan Cheung On Lan Wang Electronics Development Co.
              and Kwanasia Electronics Co. Ltd. for 1st to 6th Floor, factory building; 2nd to 6th Floor, office building; 1st, 2nd, 4th to 7th
              Floor, dormitory building; security guard room and lobby of Lan
              Wang Building, Siu Bin Second Industrial District, Cheung On,
              Dongguan.

4.21          Tenancy Agreement dated October 1, 2001 between Lee Shu Kwan and
              Kwanasia Electronics Co. Ltd. for Room 402, Block A, To Fa Court,
              Nanshan District, Shenzhen.

4.22          Tenancy Agreement dated April 1, 2000 between Tam Man Chi and
              Kwanasia Electronic Co. Ltd. for Flat A, 11th Floor, Ho Wah House,
              Sun Ho City, Shenzhen (incorporated by reference to Exhibit 4.22 of Deswell's Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

4.23 Right of Land Use Transfer Agreement and Supplementary Agreement dated January 3, 2000 and July 18, 2000 between Dongguan Houjie
              Town Huangguan Industrial Estate Committee and Jetcrown Industrial
              (Dongguan) Limited for the Industrial Land located at formerly known as Kam Ngai Po Garden of Huangguan Industrial Estate
              Committee, Dongguan, Shenzhen (incorporated by reference to
              Exhibit 4.23 to Deswell's Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

4.24 2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement for its 2001 Annual Meeting of
              Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

8.1           Diagram of the Company's operating subsidiaries and affiliates -
              (see page 18 of this report)

10.1 Consent of Independent Auditors' to incorporation of report on the Company's consolidated financial statements into Registrant's
              Registration Statements on Form S-8.

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            DESWELL INDUSTRIES, INC.



Date: July 9, 2002                         By:   /s/ Richard Lau
                                               ---------------------------------
                                                 Richard Lau
                                                 Chairman of the Board and
                                                 Chief Executive Officer