Form 20-F
period 2003-03-31
DESWELL INDUSTRIES INC
filed 2003-09-15
CIK 946936

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[✓]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended:	Commission File Number:
March 31, 2003	0-26448

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

Common shares, no par value per share

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

          As of March 31, 2003, there were 9,030,835 common shares of the registrant outstanding.

          Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

Yes [✓]  No [   ]

          Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]  Item 18 [✓]

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B CODE OF ETHICS
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 4.6
EXHIBIT 4.7
EXHIBIT 4.8
EXHIBIT 4.9
EXHIBIT 4.10
EXHIBIT 4.11
EXHIBIT 4.12
EXHIBIT 4.13
EXHIBIT 4.14
EXHIBIT 11.1
EXHIBIT 11.2
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1

          This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled Risk Factors under Item 3. – Key Information.

          Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

          As used in this Report, “we,” “our,” “us,” “Deswell” or the “Company” refers to Deswell Industries, Inc. and its subsidiaries unless the context otherwise indicates.

          All share and per share information in this Report, has been adjusted to reflect the Company’s three-for-two stock split effected in July 2002.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

          The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Independent Auditors’ Report” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the United States dollar, and the functional currency of the Company’s subsidiaries is the Hong Kong dollar, whose exchange rate has been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. All dollar amounts (“$”) set forth in this Report are in United States dollars, the references to HK$ refer to Hong Kong dollars and RMB to Chinese renminbi.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data (1)

          The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2003, and the balance sheet data as of March 31, 2002 and 2003 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 1999 and 2000, and the balance sheet data as of March 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this Report.

	(In thousands, except per share and percentage data)
	Year ended March 31,

	1999	2000	2001	2002	2003

Income Statement Data
Net sales	$53,439	$60,958	$80,847	$83,320	$90,905
Cost of sales	32,179	38,262	52,596	54,448	61,006

Gross profit	21,260	22,696	28,251	28,872	29,899
Selling, general and administrative expenses	10,364	11,970	15,414	14,939	15,354

Operating income	10,896	10,726	12,837	13,933	14,545
Interest expense	(306)	(3)	(6)	(26)	(6)
Other income, net	939	898	915	877	818

Income before income taxes	11,529	11,621	13,746	14,784	15,357
Income taxes	462	890	315	535	3,826

Income before minority interests	11,067	10,731	13,431	14,249	11,531
Minority interests	1,575	433	621	925	1,288

Net income	$9,492	$10,298	$12,810	$13,324	$10,243

Basic earnings per share (2)(3)	$1.16	$1.27	$1.59	$1.59	$1.18

Average number of shares outstanding–basic (2)(3)	8,217	8,118	8,064	8,403	8,672
Diluted earnings per share (3)	$1.15	$1.26	$1.57	$1.57	$1.16
Average number of shares outstanding–diluted (2)(3)	8,286	8,174	8,153	8,466	8,852
Statistical Data:
Gross margin	39.8%	37.2%	34.9%	34.7%	32.9%
Operating margin	20.4%	17.6%	15.9%	16.7%	16.0%
Dividends per share (3)	$0.72	$0.59	$0.59	$0.86	$0.77

	At March 31,

	1999	2000	2001	2002	2003

Balance Sheet Data
Working capital	$41,066	$44,727	$47,356	$54,922	$58,223
Total assets	64,273	71,841	83,466	94,744	106,172
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	482	—
Shareholders’ equity	48,767	53,031	63,877	69,651	81,846

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in July 2002 (see Note 11 of Notes to Consolidated Financial Statements).

Risk Factors

          We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this “safe harbor” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the following cautionary statements:

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

          If our business licenses in China were not renewed, we would be required to move our operations out of China, which would impair our profitability, competitiveness and market position and jeopardize our ability to continue operations.

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

          Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2003, we maintained fire, casualty and theft insurance aggregating approximately $33,884,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

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

          Changes to Chinese tax laws and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.

          Under applicable Chinese law, we have been afforded a number of tax concessions by the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese plastic manufacturing subsidiary for at least five years. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We reinvested a portion of our profits of $4,000,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2001 and, we are subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2001. For the tax years commencing January 1, 2002 and 2003, the Company is subject to taxes of 10% on these operations and has made a provision for taxes for the 2002 tax year on its financial statements at and for the year ended March 31, 2003. Following the Chinese government’s program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds.

          We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky.

          Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. We could suffer losses from these practices if we are not successful in implementing and maintaining preventative measures.

          Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.

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

          Our sales are predominately denominated in Hong Kong dollars. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, our results of operations and financial condition could be materially adversely affected. Any material increase in the value of the Hong Kong dollar or Chinese yuan relative to the U.S. dollar would increase our expenses when translated to US dollars. A devaluation of the Hong Kong dollar or yuan relative to the U.S. dollar would be likely to reduce our expenses when translated to US dollars. However, any benefits we receive from devaluation could be offset if the devaluation results in inflation or political unrest.

          Our financial results could be adversely impacted by tax audits by the Hong Kong Inland Revenue Department on profits derived from activities of certain of our subsidiaries.

          The Hong Kong Inland Revenue Department, or IRD, which is tax authority of the Hong Kong Government, is currently engaged in aggressive and frequent field audits and close and critical scrutiny of commercial transactions. For example, during 2003 through July 2003, the Company engaged in discussions with the IRD regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Inland Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years and to limit the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company’s consolidated income statements for year ended March 31, 2003 and this adversely impacted the Company’s net income reported for the fourth quarter of, and, the year ended March 31, 2003. The Company believes, based on consultations with Hong Kong tax experts, that it has restructured the operations of its subsidiaries in order to strengthen further its tax position if audited by the IRD in the future for fiscal years after March 31, 2002. However, litigating with the IRD is inherently uncertain, lengthy, time consuming and expensive and there is no guarantee that the Company would prevail. Even if the Company believed it would prevail, Deswell might choose to settle future assessments for amounts in excess of the tax provisions it made for the years involved in order to eliminate the expense or uncertainty of challenging such assessments. In either event, Deswell’s financial results could be adversely impacted.

          Any future outbreak of severe acute respiratory syndrome may have a negative impact on our business and operating results.

          In the first calendar quarter of 2003, several economies in Asia, including Hong Kong, where our accounting and logistic support office is located, and southern China, where our factories are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to some of our offices in Hong Kong or factories in China if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our customers and suppliers based in Hong Kong or China and our business and operating results.

          Political and economic instability of Hong Kong could harm our operations.

          Our administration and logistic support office and some of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was transferred effective July 1, 1997 to China. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Hong Kong. Under the principle of “one country, two systems,” Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s recent accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could have an adverse impact on our business.

We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us.

          Historically, a substantial percentage of our sales have been to a small number of customers. Our five largest customers during the year ended March 31, 2003 were Epson Precision (H.K.) Limited, Digidesign Inc., Inter-Tel Incorporated, VTech Telecommunications Limited and Kyocera Mita Industrial Co. (H.K.) Limited. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2003 and accounted for an aggregate of 70.7%, 62.7% and 71.3%, respectively, of our total net sales during the years ended March 31, 2001, 2002 and 2003, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.

We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.

          The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2001, 2002 and 2003:

	Year ended March 31,

	2001	2002	2003

Resins cost as a % of plastic products sold	58%	52%	53%
Resins cost as a % of total cost of goods sold	32%	25%	25%

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

          Over the last few years we have been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined by:

•	5.2%, from 34.7% during the year ended March 31, 2002 to 32.9% during the year ended March 31, 2003,

•	0.6%, from 34.9% during the year ended March 31, 2001 to 34.7% during the year ended March 31, 2002, and

•	6.2%, from 37.2% during the year ended March 31, 2000 to 34.9% during the year ended March 31, 2001.

If we are forced to continue to lower our prices and are unable to offset this decrease by increasing our sales volumes, our net sales and gross margins will decline. If we cannot stem the decline in our gross margins, our financial position may be harmed and our stock price may decrease.

Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

          Generally, we sell our products F.O.B. Hong Kong or F.O.B. China and our customers are responsible for the transportation of products from Hong Kong or China to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

          We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Samoa, Malaysia and China. Our accounting and logistic support office is located in Hong Kong. We manufacture all of our products in China. As of March 31, 2003, approximately 44.4% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in China, the United States, Europe and Hong Kong. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations, and

•	limitations on the repatriation of funds because of foreign exchange controls.

          The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and decrease the profitability of our operations in that region.

Our loss of certain members of our senior management could cause disruptions in our business and harm our customer relationships thereby adversely affecting sales.

          We depend to a large extent on the abilities and continued participation of

•	Richard Lau, our Chairman of the Board and Chief Executive Officer;

•	C. P. Li, our Executive Director, General Manager in charge of our day-to-day manufacturing and administrative operations for plastic products, and Chief Financial Officer;

•	C. W. Leung, Executive Director of Engineering in charge of the mold division and engineering for our plastic manufacturing operations;

•	S. K. Lee, our Director of Administration and Marketing and General Manager in charge of our day-to-day administrative and marketing operations for electronic products;

•	M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic products; and

•	Dickson Lam, our Director of Marketing for plastic and electronic products.

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

          Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own approximately 39% of our shares at August 28, 2003. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

          As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation’s charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock. Our board’s ability to amend our charter documents without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

          We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a foreign private issuer, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

•	and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

          In addition, because the Company is a foreign private issuer, certain of the corporate governance standards of The Nasdaq Stock Market that are applied to domestic companies having securities included on The Nasdaq Stock Market may not be applied to us.

          Because of these exemptions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States or with securities included on The Nasdaq Stock Market.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of Deswell

          The Company was incorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s corporate administrative matters are conducted in the British Virgin Islands through its registered agent, HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal executive office is located in Hong Kong at Unit 516-517, Hong Leong Industrial Complex, No. 4, Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong, and its telephone number is (852) 2796-6993 and its facsimile number is (852) 2796-7741.

          Deswell developed from the initial incorporation of Jetcrown Industrial Limited, a Hong Kong limited liability company (“Jetcrown”), in February 1987. Richard Lau, C. P. Li and C. W. Leung founded Jetcrown to manufacture injection-molded plastic parts for OEMs and contract manufacturers. Jetcrown is the ultimate predecessor of the Company as restructured in March 1994. In January 1990, Jetcrown Industrial (Shenzhen) Limited, a limited liability China foreign operation (“Jetcrown Shenzhen”), was organized to conduct the Company’s manufacturing operations in China and Jetcrown’s manufacturing operations were relocated to China in 1990. Marcon Enterprises Limited, a British Virgin Islands International Business Company (“Marcon”), was organized in July 1991 to hold the beneficial ownership of Jetcrown Shenzhen and to supervise the latter’s manufacturing operations. Richtex Services Limited, a Hong Kong limited liability company, was organized in November 1991 to serve as Marcon’s local agent and to discharge Marcon’s duties to supervise the manufacturing operations of Jetcrown Shenzhen.

          In October 1992, the Company purchased a controlling interest of the outstanding stock of Kwanasia Electronics Company Limited, a Hong Kong limited liability company (“Kwanasia”) and an independent contract manufacturer of electronic products, components and subassemblies, from two former shareholders. In December 1994, the Company increased its interest in Kwanasia to 51% of the outstanding Kwanasia shares by purchasing the requisite stock from Mr. S. K. Lee and Mr. M. C. Tam, Kwanasia’s then remaining two shareholders. The total price paid by the Company in 1994 for its majority interest in Kwanasia’s shares was approximately $517,000, which was paid in cash. At the time majority control of Kwanasia was acquired by the Company, Kwanasia had one active operating subsidiary, Bright Ace Limited (“Bright Ace”), a Hong Kong limited liability company. Bright Ace had been inactive since April 2001 and was struck off from the Companies Registry of Hong Kong in October 2002.

          Kwanasia originally conducted the Company’s contract electronic manufacturing operations through a joint venture enterprise (organized as a limited liability China company) called Shenzhen Kwanam Electronics, Co., Ltd. (“Shenzhen Kwanam”). Shenzhen Kwanam was initially established as a 70%-30% joint venture company pursuant to a Joint Venture Agreement between Kwanasia and Commercial Trading Corporation (“CTC”), an independent Chinese party. However, the parties to the Joint Venture Agreement subsequently elected to modify such arrangement. Such modification took various forms but in each case essentially provided that Kwanasia and its successor (through the subsidiaries which held the joint venture interest) would have in substance a 100% economic interest in the joint venture enterprise, subject to a RMB60,000 (approximately $7,200 at May 30, 1996) annual payment by it to CTC. In May 1996, Kwanasia and CTC agreed that Kwanasia would purchase CTC’s 30% interest in Shenzhen Kwanam (the “Buy-out Agreement”) for RMB180,000 (approximately $22,000 at May 30, 1996, the day the purchase price was paid). This transaction was completed during the year ended March 31, 1998 and resulted in Shenzhen Kwanam becoming a wholly owned subsidiary. Following reorganization in electronic operations and its move into a new manufacturing plant in Dongguan, China, the manufacturing operations of Shenzhen Kwanam were switched to another wholly owned subsidiary, Dongguan Kwan Hong Electronics Co. Ltd. (“Kwan Hong”) commencing April 1, 1999. Kwan Hong was initially established as an 85%-15% joint venture company pursuant to a Joint Venture Agreement dated January 31, 1997 between Kwanasia and Dongguan Cheung On Lang Wang Electronics Development Company (“Lang Wang”), an independent Chinese party. Pursuant to a subsequent supplemental agreement signed on February 27, 1997 between Kwanasia and Lang Wang, both parties agreed that Kwanasia would have in substance a 100% economic interest in the joint venture enterprise with Lang Wang guaranteed an annual rental income for the buy out.

          The Company’s incorporation in the British Virgin Islands in December 1993 was part of a restructuring in which Deswell Industries, Inc. was organized to become the ultimate parent holding company of the companies engaged in actual business operations and to the spin off to Messrs. Lau, Li and Leung other companies that hold real estate in Hong Kong. This restructuring, which was completed in March 1994 involved the following steps. First, on December 13, 1993, the Company (i) allotted a total of 2,539 common shares to provide the initial capital of the Company and (ii) acquired the entire issued share capital of Leesha Holdings Limited, the former ultimate parent company, in exchange for which it issued a total of 3,387,304 common shares. These shares were issued in equal portions to Messrs. Lau, Li and Leung, the former shareholders of Leesha Holdings Limited. Second, on March 22, 1994, the Company acquired the entire issued share capitals of Jetcrown, Marcon (including its interest in Jetcrown Shenzhen) and Richtex from Leesha Enterprises Limited, a wholly owned subsidiary of Leesha Holdings Limited and a second-tier holding company, in exchange for which the Company issued an aggregate of 7,618 common shares in equal proportions to Messrs. Lau, Li and Leung. Third, also on March 22, 1994, the Company acquired Leesha Enterprises Limited’s 50.00005% interest in Kwanasia in exchange for the issue of 2,539 common shares in the Company in equal proportions to Messrs. Lau, Li and Leung and the assignment of a debt due to Jetcrown of approximately $465,000 relating to the original purchase of Kwanasia. Finally, on March 22, 1994, the Company made a distribution in specie of the entire share capital of Leesha Holdings Limited to Messrs. Lau, Li and Leung. The immediate effect of this restructuring was that the Company wholly owned Jetcrown, Marcon (which wholly owned Jetcrown Shenzhen) and Richtex and also owned 51% of the outstanding capital stock of Kwanasia (which, in turn had a 100% economic interest in Shenzhen Kwanam). Messrs. Lee and Tam owned the balance of Kwanasia. In 1995, this restructuring was fine-tuned for tax purposes, with the Company forming two new corporations, Union International Limited (which changed its name to Integrated International Limited on May 1, 1996) (“Integrated”) and Oriental Enterprises Limited (which changed its name to Bright Oriental Enterprises Limited on May 1, 1996) (“Oriental Enterprises”), both corporations organized under the laws of Western Samoa. Integrated issued its shares proportionately to Deswell and Messrs. Lee and Tam in exchange for all outstanding capital stock of Kwanasia respectively held by them, with the result that through February 1998, Integrated was 51%-owned by Deswell and 49%-owned by Messrs. Lee and Tam. In March 1998, Messrs. Lee and Tam together sold 5% shareholding interest in Integrated to another minority shareholder. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from Messrs. Lee and Tam in exchange for the issuance to Messrs. Lee and Tam of an aggregate of 251,880 common shares of Deswell. Integrated in turn owns all of the outstanding capital stock of Kwanasia. Messrs. Lee and Tam still own, in equal shares, 24% of the capital stock of Integrated and continue to serve as the executives in charge of administrative and manufacturing operations, respectively, for the Company’s contract manufacturing operations for electronic products and subassemblies. See Item 6 Directors, Senior Management and Employees.

          As part of the Company’s fine-tuning for tax purposes, Oriental Enterprises was organized as a wholly-owned subsidiary of Integrated and it was assigned Kwanasia’s joint venture interest in Shenzhen Kwanam and assumed Kwanasia’s rights and responsibilities under the Shenzhen Kwanam joint venture. With the completion during the year ended March 31, 1998 of the purchase of CTC’s 30% joint venture interest in Shenzhen Kwanam pursuant to the Buy-out Agreement, Shenzhen Kwanam became a wholly owned subsidiary of Oriental Enterprises.

          In October 1996, Integrated acquired a 64.9% interest in Kwanta Precision Metal Products Co., Ltd. (“Kwanta”), a corporation organized under the laws of Hong Kong, for $64,000, which was paid in cash. In April and July 1999, Integrated acquired the remaining 35.1% interest in Kwanta for $6,000, which was paid in cash. Kwanta manufactures metallic molds and accessory parts for use in audio equipment, copying machines and fax machines. Kwanta supplies metallic molds for the Company’s plastic and electronic operations and manufactures metal parts for OEMs and contract manufacturers, including the Company.

          In January 1999, the Company organized Star Peace Limited, a British Virgin Islands International Business Company, in order to hold securities the Company acquires for investment.

          In January, 2000, the Company organized Blue Collar Holdings Limited, a British Virgin Islands International Business Company to hold the beneficial ownership of Jetcrown Industrial (Dongguan) Limited (“Jetcrown Dongguan”). Jetcrown Dongguan, a limited liability China Foreign Enterprise registered in January 2000, was organized to conduct the Company’s plastic injection molding manufacturing operations in Dongguan, China. Jetcrown Dongguan commenced production in July 2000.

          In April 2000, Integrated organized Digiwave Limited (originally named Wisetop Technology Limited), a limited liability Hong Kong Company, to carry on original design manufacturing, or ODM, in connection with our electronic manufacturing business.

          In June 2000, the Company organized Jetcrown Industrial Sdn. Bhd., a limited liability Malaysian Company, to establish a representative office in Dongguan, China to handle our overseas plastic injection product sales. On May 22, 2001, the Company’s representative office successfully obtained a registration certificate to allow it to do business from the Chinese Government and it commenced business in August 2001.

          In August 2001, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronic businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s Director of Marketing for plastic and electronic products, and 10% by two other individuals, who are employees of J&K OEM.

          In March 2003, the Company organized Rainbow Hill Limited, a 100% owned British Virgin Islands International Business Company, in order to establish a new 100% owned Macao incorporated company, namely Jetcrown Industrial (Macao Commercial Offshore) Limited (“JIMCO”). In August 2003, JIMCO was incorporated and obtained business license approval to carry out offshore trading activities in Macao.

          In March 2003, the Company also organized Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, in order to establish another new 100% owned Macao incorporated company, namely J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”). The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s Director of Marketing for plastic and electronic products, and 10% by two other individuals, who are employees of J&K OEM. In August 2003, J&KMCO was incorporated and obtained business license approval to carry out offshore marketing service activities in Macao.

          For a chart showing the Company’s organizational structure at March 31, 2003, see “Organizational Structure,” below.

Capital Expenditures

          Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2003 include the following:

	2001	2002	2003

Purchase of property, plant and equipment	$13,926,000	$4,397,000	$9,731,000
Proceeds from the sale of property, plant and equipment	113,000	276,000	127,000

          Principal capital expenditures made and currently in progress relate to improvements we are constructing on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories will consist of three to four phases. The pace of its development depends on our financial situation and future operating results.

          Through March 31, 2003, Deswell spent an aggregate of approximately $12 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 440,000 square feet of factory space, an 85,000 square foot amenity center and 95,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003 with interior build-out finished in June 2003. After installation of machinery and final touch up, Phase I of the new factory is expected to be operational by the end of November 2003. During the same period, approximately $3.5 million was used to expand the Company’s injection molding capacity through the purchase of additional injection molding machinery.

          Following completion of space built through Phase I, we estimate spending an aggregate of approximately $5.5 million for the second phase of construction, which will comprise an additional two factory building units covering approximately 220,000 square feet and two additional dormitory units of approximately 195,000 square feet. Phase III of construction, with a planned cost of $4 million, will consist of an approximate 100,000 square foot office building and an additional 150,000 square feet of factory space. Phase IV of construction, which will consist of an additional two dormitory units and two other buildings, is planned for the long-term, with construction to begin following completion of Phase III, as resources become available.

          In March 2003, Deswell also committed $4.1 million to acquire 240,000 square feet of land and 400,000 square feet of factory buildings and accommodations in Cheung On, Dongguan. These premises were previously leased from a local government unit for the Company’s electronics and metallic operations.

          All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures.

Business Overview

          Introduction to Deswell

          The Company is an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs” and contract manufacturers. The Company conducts all of its manufacturing activities at separate plastics, electronics and metallic operation factories located in the People’s Republic of China.

          The Company produces a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, including

•	cases and key tops for calculators and personal organizers;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	grips and rods for fishing tackle; and

•	toner cartridges and cases for photocopy machines.

Electronic products manufactured by the Company include

•	complex printed circuit board assemblies using surface mount (“SMT”) and pin-through-hole (“PTH”) interconnection technologies and

•	finished products which include

➢	telecommunication products such as special purpose telephones used as a private automated branch exchange, a network terminal and an internet phone, for each of which we also manufacture the plastic parts,

➢	telephone answering machines, and

➢	sophisticated professional audio equipments such as power amplifiers, mixers and digital signal processors and DVD players.

Since mid 1999, Deswell’s electronics research and development team has also developed new products such as full-duplex conference speakerphones, tele-video monitoring systems and digital color cameras.

          Metal products manufactured by Deswell include metallic molds and accessory parts used in audio equipment, telephones and copying machines.

          As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, as a result of increased competition, Deswell has been forced to reduce the sales prices of its products during the years ended March 31, 2001, 2002 and 2003, which has resulted in lower gross profit margins during these years.

          Industry Overview

          Management believes that the injection molding and metal molds and parts manufacturing industries have each benefited in recent years from a trend among major users of injection molded and metal products to outsource an increasing portion of the parts requirements and to select a small number of suppliers or a sole supplier to provide those products. The Company is not aware of any empirical data defining the manufacturing industry in China, however, management believes that injection molding and metal manufacturing firms which are much smaller than the Company make up the largest segment of the industry in China. The Company’s experience indicates that such smaller firms are often unable to react quickly and responsively to the diverse demands of many customers and are not capable of furnishing the level of quality that high-end plastic and metal products require. Management believes that this inability on the part of these smaller manufacturers has created opportunities for the Company to increase sales by catering to the outsourcing requirements of OEMs and contract manufacturers that manufacture such high-end products.

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

          Operations

          Plastic Injection Molding

          Plastic injection molding manufacturing accounted for 62.2%, 57.0% and 54.9% of the Company’s total sales during the years ended March 31, 2001, 2002 and 2003, respectively. At March 31, 2003, the Company conducted its plastic manufacturing operations in approximately 412,600 and 114,900 square feet of factory space in its factories located in Shekou, Shenzhen, China and Dongguan, Guangzhou, China, respectively.

          The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

          Mold design and production. The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints.

          The mold-making process ranges from 25 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2003, the Company used 24 EDMs (electrical discharge machines), 25 CNC (computer numerical control) milling machines and 63 NC (numerical control) milling machines in the mold-making process.

          Deswell is continually adding equipment to expand its mold making and injection molding capabilities. During the period from June to November 2000, the Company purchased six sets of EDM, 14 sets of CNC milling machines and 11 sets of NC milling machines for approximately $995,000. During February to April 2002, the Company purchased 12 additional injection-molding machines with clamping force of 365 to 550 tons for approximately $1.5 million. These new injection-molding machines were installed in July 2002. In December 2002, the Company purchased five additional sets of injection-molding machines with clamping force of 368 to 650 tons for approximately $1 million. These new injection-molding machines, two of which have gas injection functionality, were installed in March 2003. In March 2003, the Company purchased four sets of precision double injection molding machines and one additional injection-molding machine with clamping force of 650 tons for an aggregate of approximately $1 million. These new injection-molding machines were installed in March and July 2003. Molds produced by the Company generally weigh from 220 to 12,000 pounds and generally cost between $3,000 and $500,000.

          The customer generally bears the cost of producing the molds and, as is customary in the industry, the customers own them. However, the Company maintains and stores the molds at its factory for use in production and it is the Company’s policy not to make molds for customers unless the customer undertakes to store its molds at the Company’s factory and uses the Company to manufacture the related parts. In this way, the Company seeks to use its mold-making expertise to create dependence on the Company for the customer’s parts requirements.

          During the year ended March 31, 2003, the Company made on average about 70 to 100 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

          Plastic Injection. During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2003, the Company had 261 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 80 to 100 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

          Using separate shifts, injection molding is generally conducted 24 hours a day, seven days per week, other than normal down time for maintenance and changing of product molds. Molding of products requiring extra concerns for appearance, such as cases for calculators, personal organizers and telephones are conducted in an isolated and dust free section of the factory. In a continuous effort to assure quality, the Company’s quality control personnel inspect the products produced from each machine generally at hourly intervals during production. When defects are discovered, the Company’s maintenance personnel inspect the mold and the machine to determine which is responsible. If the mold is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by one of a team of technicians employed to maintain molds. The mold will then be remounted on the machine and production will continue. If the machine is the source of the defect, the Company’s technicians and engineers service the machine immediately. Through this continuous vigilance to molds and machines, the Company has experienced what it believes to be a relatively low scrap rate and has been able to maintain a high level of productivity of its injection molding machines.

          Finishing. After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

          Electronic Products and Assemblies

          In an aggregate of approximately 298,000 square feet of factory space at March 31, 2003 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, telephones and telephone answering machines, computer peripherals such as local area network (“LAN”) add-in cards, CD-ROM drives and sound cards, electronic toys, infrared remote controls and radar detectors. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2001, 2002 and 2003, manufacturing of electronic products accounted for approximately 35.4%, 40.4% and 42.0%, respectively, of the Company’s total sales. During the same periods, manufacturing of finished products accounted for 91%, 96% and 97%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.

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

          SMT is the method of assembling printed circuit boards in which components are fixed directly to the surface of the board, rather than being inserted into holes. With this process, solder is accurately stenciled in paste form on pads located on the printed circuit board. The components are then placed into the solder paste and heated to the point of melting the paste (a process called “reflow”) to establish a strong solder joint. The SMT process allows for more miniaturization, cost savings and shorter lead paths between components (which results in greater signal speed). Additionally, it allows components to be placed on both sides of the printed circuit board, a major factor in the miniaturization process.

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

          Metal Parts Manufacturing

          In an aggregate of approximately 120,100 square feet of factory space at March 31, 2003 located at facilities in Dongguan, China near to the facilities the Company uses to manufacture and assemble electronic products and electronic assemblies, the Company manufactures metallic molds and accessory parts for use in audio equipment, telephone and copying machines. The manufacturing by the Company of metal mold products accounted for approximately 2.4%, 2.6% and 3.1% of the Company’s total sales during the years ended March 31, 2001, 2002 and 2003, respectively.

          Quality Control

          The Company maintains strict quality control procedures for its products. At hourly intervals, the Company’s quality control personnel monitor machines and molds to assure that plastic parts are free from defects.

          For electronic operations, the Company’s quality control personnel check all incoming components. Moreover, during the production stage, the Company’s quality control personnel check all work in process at several points in the production process. Finally, after the assembly stage, the Company randomly checks finished products.

          Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2001, 2002 and 2003.

          In 1995, the Company earned ISO 9002 certifications for both its plastic and electronic products manufacturing operations. In April 2000, the Company also received ISO 9002 for its metal manufacturing operation. The “ISO” or International Organization for Standardization is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which is the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor and to make improvements where needed. ISO 9002 is the ISO level appropriate for manufacturers like the Company. The Company’s receipt of ISO 9002 certification demonstrates that the Company’s manufacturing operations meet the established world standards.

          In August 2003, the Company’s plastic injection manufacturing plant in Shenzhen obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. ISO 14000 is a series of international standards on environmental management, ISO 14001 is the most well known of these standards and is often seen as the corner stone standard of the ISO 14000 series.

          Raw Materials, Component Parts and Suppliers

          Plastic Resins. The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene), which in the years ended March 31, 2001, 2002 and 2003 averaged approximately 58%, 52% and 53%, respectively, of the Company’s cost of plastic products sold and 32%, 25% and 25%, respectively, of the Company’s total cost of goods sold. Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.

          The Company used in excess of 14,400,000 pounds of plastic resins during the year ended March 31, 2003. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

          Although the plastics industry has from time to time experienced shortages of plastic resins, the Company has not experienced to date any such shortages. Management believes that there are adequate sources available to meet the Company’s raw material needs.

          Component Parts and Supplies. The Company purchases over 500 different component parts from more than 100 suppliers and is not dependent upon any single supplier for any essential component. The Company purchases from suppliers in Japan, Taiwan, Korea, Hong Kong and elsewhere. At various times there have been shortages of parts in the electronics industry, and certain components, including PCBs and semiconductors, have been subject to limited allocations. Although shortages of parts and allocations have not had a material adverse effect on the Company’s results of operations, there can be no assurance that any future shortages or allocations would not have such an effect.

          Raw Metal. The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2001, 2002 and 2003. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

          Transportation

          Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Generally, the Company sells its products F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems and has found that the transition of Hong Kong to Chinese control in July 1997 has not had an adverse impact on the Company’s ability to transport goods to and from Hong Kong and China.

          Customers and Marketing

          The Company’s customers are OEMs and contract manufacturers. The Company sells its products in Asia (Hong Kong, Japan and China), the United States and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2001, 2002 and 2003. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2001, 2002 and 2003:

Geographic areas	2001	2002	2003

China	54.5%	56.3%	58.9%
United States	22.6	23.2	28.5
Europe	2.2	4.9	8.2
Hong Kong	19.2	14.0	3.1
Others	1.5	1.6	1.3

Total	100.0%	100.0%	100.0%

          The Company markets its products and services to existing customers through direct contact with the Company’s management and direct sales personnel. The Company’s sales personnel attend trade shows, advertise in trade publications such as Asian Source — Electronics and Asian Source —Components, and use direct mail catalogues and product literature. The Company’s Hong Kong-based marketing staff contacts existing and potential customers by telephone, mail, fax, e-mail via the Internet and in person.

          Major Customers

          The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2003 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 2001, 2002 and 2003.

		Year ended March 31,

Customer	Product	2001	2002	2003

Epson Precision (H.K.) Limited	Plastic components	13.0%	17.5%	22.3%
Digidesign, Inc.	Professional audio equipments	*	*	13.5%
Inter-Tel Incorporated	Telephones	20.0%	11.6%	13.0%
VTech Telecommunications Limited	Telephones and organizers	17.6%	15.3%	11.6%
Kyocera Mita Industrial Co. (H.K.) Limited	Plastic components and assembly	18.7%	13.6%	10.9%

*	Less than 10%.

          The Company’s success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which may be new. Many of the industry segments served by the Company’s customers are subject to technological change, which can result in short product life cycles. The Company could be materially adversely affected if advances in technology or other factors reduce the marketability of essential products of its customers or if new products being developed by its customers do not attain desired levels of acceptance. If the Company was to lose any customers who account for a material portion of total net sales, or if any of these customers were to decrease substantially their purchases from the Company, the Company’s revenues, earnings and financial position would be materially and adversely affected. The Company’s dependence on these customers is expected to continue in the foreseeable future.

          The Company’s sales transactions with all of its customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the Company has no written agreements with its customers. Sales of plastic parts and metallic products are primarily made on credit terms, with payment in Hong Kong dollars expected within 30 to 60 days of shipment. Sales of electronic products are typically based on letters of credit and are payable in United States dollars. To date the Company has not experienced any significant difficulty in collecting accounts receivable on credit sales. Management communicates regularly with credit sale customers and closely monitors the status of payment and in this way believes it has kept the default rate low. Additionally, plastic parts deliveries are made in several installments over a lengthy period of time, which permits the Company to withhold delivery in the event of any delinquency in payment for past shipments. While the Company has not experienced any difficulty in being paid by its major customers, there can be no assurance that the Company’s favorable collection experience will continue in every case or at all. The Company could be adversely affected if a major customer were unable to pay for the Company’s products or services.

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

Seasonality

          For information concerning the seasonality of the Company’s business, see “Seasonality” included under Item 5 “Operating and Financial Review and Prospects.”

Organizational Structure

          The chart below illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2003.

Deswell Industries, Inc.
A British Virgin Islands International Business Company
100%
Blue Collar Holdings Ltd. (A British Virgin Islands International Business Company)
100%
Marcon Enterprises Ltd. (A British Virgin Islands International Business Company)
100%
Jetcrown Industrial Limited (A Hong Kong Limited Liability Company)
100%
Richtex Services Limited (A Hong Kong Limited Liability Company)
71%
Integrated International Ltd. (A Samoa Corporation)
100%
Star Peace Ltd. (A British Virgin Islands International Business Company)
100%
Jetcrown Industrial Sdn. Bhd (A Malaysian Limited Liability Company)
51%
Jetcrown & Kwanasia (OEM) Specialist Ltd. (A Hong Kong Limited Liability Company)
100%
Rainbow Hill Ltd. (A British Virgin Islands International Business Company)
51%
Triumph Wise Technology Ltd. (A British Virgin Islands International Business Company)
100%
Jetcrown Industrial (Dongguan) Limited (A limited liability China Foreign Operation)
100%
Jetcrown Industrial (Shenzhen) Limited (A limited liability China Foreign Operation)
100%
Kwanasia Electronics Company Limited (A Hong Kong Limited Liability Company)
100%
Kwanta Precision Metal Products Company Ltd (A Hong Kong Limited Liability Company)
100%
Bright Oriental Enterprises Ltd. (A Samoa Corporation)
100%
Digiwave Limited (A Hong Kong Limited Liability Company)
100%
Dongguan Kwan Hong Electronics Co. Ltd. (A limited liability China Foreign Operation)
100%
Shenzhen Kwanam Electronics Company Limited (A limited liability China Foreign Operation)

Property, Plants and Equipment

          Hong Kong

          The Company owns Unit 516-517, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong and uses these premises for accounting and logistic support of its plastic injection molding operations in China. In addition, the Company leases from unaffiliated parties Units 514, 515 and 602, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong for use as an office and warehouse for its plastic injection molding operations. The total monthly rent under the leases is approximately $3,000. These leases expire from December 2003 to July 2004.

          The Company owns Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong This property has been vacant since July 2002 when the Company contracted its operations in Hong Kong and began having more administrative and marketing staff travel between Hong Kong and China. The Company leases from an unaffiliated party Unit 605, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong, an office adjacent to its plastic injection offices in Hong Kong for use as a support office for its electronic and metal operations.

          Southern China

          In October 2000, the Company acquired under sale and purchase agreement with third party an aggregate of approximately 112,900 square feet of manufacturing space at Block G, Wing Village Industrial Estate, Shekou, Shenzhen, China which was previously leased by the Company for the use of its plastic injection molding operations. Deswell paid approximately $1,461,000 to acquire this property.

          At March 31, 2003, the Company leased approximately 295,600 square feet of manufacturing space at Block A, 1/F-2/F, Block B, 1/F-3/F, Block C, 1/F, Block D, 1/F-5/F, Block E, 2/F-5/F, Block F, 1/F-5/F, and Block H, G/F and 2/F-5/F Wing Village Industrial Estate, Shekou, Shenzhen, China which are used for its plastic injection molding operations. These factory premises are leased from the local Chinese government and third parties under separate leases expiring from September 2003 to December 2007. The aggregate monthly rent is approximately $64,900.

          In January 2000, the Company also leased approximately 56,800 square feet of manufacturing space and 37,100 square feet of ancillary dormitory space at Huangguan Industrial Estate, Houjie Town, Dongguan, Shenzhen, China, which are used for its plastic injection molding operations. Additionally, in May and August 2000, the Company leased approximately 58,100 square fee of manufacturing space and 22,400 square feet of ancillary dormitory space at Huangguan Industrial Estate, Houjie Town, Dongguan, Guangzhou, China, which are used for its plastic injection molding operations. The new premises are adjacent to the factory leased in January 2000. These premises are leased from the local Chinese government and a third party under separate leases expiring from June 2003 to July 2004. The aggregate monthly rental is approximately $16,000.

          The Company leases space at various locations near its plastics manufacturing factories in Shekou and Dongguan that it uses as dormitories for factory workers. Management estimates that the space leased for dormitories approximated 97,200 square feet and 30,600 square feet at March 31, 2003 in Shekou and Dongguan, respectively. The facilities are leased for a period of one year, expiring in December 2003. The aggregate monthly rental is approximately $23,300. The Company has acquired under purchase and sale agreements with third parties an aggregate of approximately 24,600 square feet of additional space at various locations near its plastics manufacturing operations in Shenzhen, which are also used as dormitories for factory workers.

          In March 2003, the Company committed to acquire under sale and purchase agreement with a third party an aggregate of approximately 244,000 square feet of land and approximately 420,000 square feet of buildings, including six blocks of dormitory buildings, a canteen, a factory building, a car park and a guard room, at Cheung On, Dongguan, China, which was previously named Kwan Hong Building. This property was previously leased by the Company for the use in its contract electronic and metal manufacturing operations. The land use period is for 50 years from February 1, 2003 to January 31, 2053. The Company paid approximately $4,186,000 to acquire this property.

          At March 31, 2003, the Company leased approximately

•	1,000 square feet of office space in Yee Ho Plaza, Nanshan, Shenzhen, China and

•	approximately 22,200 square feet of ancillary dormitory space at Lan Wang Building, Cheung On, Dongguan, China for its contract electronic manufacturing operations;

•	84,500 square feet of manufacturing and warehouse space in Lan Wang Building, Cheung On, Dongguan, China for both its contract electronic manufacturing and metal manufacturing operations; and

•	69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China, and

•	44,700 square feet of ancillary dormitory space at Lan Wang Building for its contract metal manufacturing operation. These premises are leased from third parties under separate leases expiring from September 2003 to May 2007. The aggregate monthly rental is approximately $22,900.

          In addition, the Company leases approximately 24,200 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from April 2003 (and are from month-to-month thereafter) to November 2004. The aggregate monthly rental is approximately $4,100

          Management believes that Deswell will be able to renew each of the leases described above as it expires for periods comparable to the current term.

          The Company believes that its existing offices and manufacturing space, together with manufacturing space in close proximity to its existing facilities which management believes will be available as needed for limited expansion, will be adequate for the operation of its business for at least the next two years.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including “expect”, “anticipate”, “believe” “seek”, “estimate”. Forward looking statements are not guarantees of Deswell’s future performance or results and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information – “Risk Factors”. This section should be read in conjunction with the Company’s Consolidated Financial Statements included under Item 18 of this Report.

Operating Results

          The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included later in this Report. The Company prepares its financial statements in accordance with U.S. GAAP.

          General

          The Company’s revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Jetcrown (a wholly owned subsidiary) carries on the plastics operations whereas Integrated carries out the electronics operations. The Company acquired a controlling interest in Integrated’s predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Integrated acquired a 64.9% interest in Kwanta in October 1996 and the Company has included the results of Kwanta in its consolidated financial statements since the date of acquisition. In April and July 1999, Integrated acquired the remaining 35.1% interest in Kwanta. Through December 2002, the Company owned a 51% interest in Integrated. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from its minority shareholders in exchange for the issuance to them of an aggregate of 251,880 common shares.

          The Company’s plastics operations are the mainstay of its business and have accounted for the majority of its sales. The Company carries out all of its manufacturing operations in Southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to manage easily its manufacturing operations from Hong Kong, facilitates transportation of its products through Hong Kong and provides the Company’s plastic manufacturing operations with access to electricity from Hong Kong and to nearby water, both of which resources are needed in abundance to manufacture plastic parts and are often inadequate elsewhere in China.

          The Company’s earnings have benefited from favorable overall effective income tax rates of 2.3% and 3.6% for the years ended March 31, 2001 and 2002, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. For information relating to the Company’s recent settlement of a tax dispute with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed additional taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, see the discussion under “Year ended March 31, 2003 Compared to Year Ended March 31, 2002,” below.

          Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We reinvested a portion of our profits of $4,000,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2001 and, we are subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2001. For the tax years commencing January 1, 2002 and 2003, the Company is subject to taxes of 10% on these operations and has made a provision for taxes for the 2002 tax year on its financial statements at and for the year ended March 31, 2003.

          Certain of the Company’s income accrue in tax-free jurisdictions and are not subject to any income taxes. See Note 8 of Notes to consolidated financial statements for a further description of income taxes. The Company expects to continue to benefit from a low overall effective income tax rate in the future, barring unforeseen changes in tax laws and regulations in the various jurisdictions in which it operates. See “Uncertain applications of Chinese tax laws could subject us to greater taxes in China” included under “We face numerous risks as a result of our operations in China and Hong Kong” in Item 3. Key Information – “Risk Factors.”

          Deswell’s material operations are generally organized in three segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic & metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2003.

	Year ended March 31, 2001			Year ended March 31, 2002			Year ended March 31, 2003

	Plastic			Plastic			Plastic
	Injection-	Electronic		Injection-	Electronic		Injection-	Electronic
	Molding	& Metallic		Molding	& Metallic		Molding	& Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	58.9%	74.7%	65.1%	55.2%	78.8%	65.3%	57.0%	79.4%	67.1%

Gross profit	41.1%	25.3%	34.9%	44.8%	21.2%	34.7%	43.0%	20.6%	32.9%
Selling, general and administrative	17.8%	21.0%	19.0%	18.8%	16.8%	18.0%	19.1%	14.1%	16.9%

Operating income	23.3%	4.3%	15.9%	26.0%	4.4%	16.7%	23.9%	6.5%	16.0%
Interest expense	0.0%	0.0%	0.0%	0.0%	- 0.1%	0.0%	0.0%	0.0%	0.0%
Other income, net	1.7%	0.2%	1.1%	1.4%	0.7%	1.1%	1.6%	0.0%	0.9%

Income before income and minority interest	25.0%	4.5%	17.0%	27.4%	5.0%	17.7%	25.5%	6.5%	16.9%
Income taxes	0.3%	0.5%	0.4%	0.9%	0.3%	0.6%	4.1%	4.3%	4.2%

Income before minority interests	24.7%	4.0%	16.6%	26.5%	4.7%	17.1%	21.4%	2.2%	12.7%
Minority interests	0.0%	2.0%	0.8%	0.2%	2.3%	1.1%	0.8%	2.1%	1.4%

Net income	24.7%	2.0%	15.8%	26.3%	2.4%	16.0%	20.6%	0.1%	11.3%

Year ended March 31, 2003 Compared to Year Ended March 31, 2002

          Net Sales. The Company’s net sales for the year ended March 31, 2003 were $90,905,000, an increase of $7,585,000 or 9.1% as compared to year ended March 31, 2002. Sales to Inter-Tel Incorporated (“Inter-Tel”), Kyocera Mita Industrial Co. (H.K.) Ltd. (“Mita”), VTech Telecommunications Ltd. (“VTech”), Epson Precision (H.K.) Ltd. (“Epson”) and Digidesign, Inc., the Company’s five largest customers during the year ended March 31, 2003, represented approximately 71.3% of net sales for the year. See Item 4. “Information on the Company – Major Customers”.

          The increase in sales during the year ended March 31, 2003 was mainly related to the increase in sales of plastic segment of $2,403,000 and the increase in sales of electronic and metallic segment of $5,182,000. This represented an increase of 5.1% and 14.5%, respectively, as compared with respective net sales from these segments in the prior year. The increase in net sales in both segments was mainly due to an increase in orders from existing customers, together with orders from new customers.

          Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. During the year ended March 31, 2003, sales to China, the United States and Europe and increased by $6,627,000, $6,574,000 and $3,382,000, respectively, and sales to Hong Kong and other areas decreased by $8,852,000 and $145,000, respectively, over levels for the year ended March 31, 2002.

          Gross Profit. The gross profit for the year ended March 31, 2003 was $29,899,000, representing a gross profit margin of 32.9%. This compares with the overall gross profit and gross profit margin of $28,872,000 or 34.7% for the year ended March 31, 2002. The slight decrease in gross profit margin primarily relates to the mix of products sold.

          Gross profit in the plastic segment increased by 0.9%, to $21,463,000 or 43.0% of net sales, for fiscal year ended March 31, 2003 compared to $21,280,000 or 44.8% of net sales, for fiscal 2002.

          Gross profit in the electronic & metallic segment increased by 11.1%, to $8,436,000 or 20.6% of net sales, for fiscal year ended March 31, 2003 compared to $7,592,000 or 21.2% of net sales, for fiscal 2002. The increase was primarily attributed to the increase in net sales, despite the slight decrease in gross profit margin in both segments.

          Selling, general and administrative expenses. SG&A expenses for the year ended March 31, 2003 were $15,354,000, amounting to 16.9% of total net sales, as compared to $14,939,000 or 17.9% of total net sales for the year ended March 31, 2002.

          SG&A expenses in the plastic segment increased by $626,000 or 7.0%, to $9,557,000 or 19.1% of net sales, for the year ended March 31, 2003 compared to $8,931,000 or 18.8% of net sales, for fiscal 2002. SG&A expenses in the electronic & metallic segment decreased by $211,000 or 3.5%, to $5,797,000 or 14.1% of net sales, for fiscal year ended March 31, 2003 compared to $6,008,000 or 16.8% of net sales, for fiscal 2002. The decrease in SG&A in electronic and metal segment was mainly attributed to the decrease in selling expenses, which were shifted to the plastic segment.

          Operating income. Operating income was $14,545,000 for the year ended March 31, 2003, an increase of $612,000 or 4.4% as compared with the prior year. On a segment basis, the operating income of plastic segment decreased $443,000 to $11,906,000, or 23.9% of net sales, in fiscal 2003 compared to $12,349,000, or 26.0% in net sales in fiscal 2002. This decrease in operating income is attributable to the increase in SG&A expenses offsetting the increase in gross profit described above. The operating income of electronic & metallic segment increased $1,055,000 to $2,639,000, or 6.4% of net sales in fiscal 2003, compared to $1,584,000 or 4.4% of net sales in fiscal 2002. This increase in operating income is attributable to the increase in gross profit and the decrease in SG&A expenses described above.

          Income Taxes. During 2003 through July 2003, the Company engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company’s consolidated income statements for year ended March 31, 2003. Of the tax provision of $3,532,000, $2,085,000 was related to the plastic segment and $1,447,000 was related to the electronic & metallic segment.

          Income tax expense was $3,826,000 for the year ended March 31, 2003, compared to $535,000 for the prior year. The increase was primarily the result of the tax provision of $3,532,000, offset by a provision for a tax refund of $322,000 resulting from the reinvestment of part of the retained earnings in one of the Company’s plastic manufacturing subsidiaries in China.

          Minority Interest. Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronics and metallic subsidiaries and a 49% minority interest in Jetcrown & Kwanasia (OEM) Specialist Limited, the subsidiary conducting marketing for Deswell’s plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell’s electronic & metallic segment, the dollar amount of minority interest increased to $1,288,000 for the year ended March 31, 2003, from $925,000 for the year ended March 31, 2002, which reflects that both the electronics and metallic subsidiaries and Deswell’s marketing subsidiary generated more net income in the fiscal 2003 as compared to fiscal 2002.

          Net Income. Net income was $10,243,000 for the year ended March 31, 2003, a decrease of $3,081,000 or 23.1%, as compared to the year ended March 31, 2002, and net income as a percentage of net sales decreased to 11.3% from 16.0%. The decrease in net income for fiscal 2003 was primarily the result of the tax provision of $3.5 million made as a result of the settlement in July 2003 of the tax dispute with the IRD.

          Net Income for the plastic segment decreased 18.0% to $10,223,000 for fiscal 2003 compared to $12,469,000 for fiscal 2002. The decrease in net income of the plastic segment was mainly the result of the increase in income taxes described above. Net Income for the electronic & metallic segment decreased 97.7% to $20,000 for fiscal 2003 compared to $855,000 for fiscal 2002. The decrease in net income of the electronic & metallic segment was mainly the result of the increase in income taxes and the increase in the dollar amount of Deswell’s minority interest in Integrated, as described above.

Year ended March 31, 2002 Compared to Year Ended March 31, 2001

          Net Sales. The Company’s net sales for the year ended March 31, 2002 were $83,320,000, an increase of $2,473,000 or 3.1% as compared to year ended March 31, 2001. Sales to Inter-Tel, Mita, VTech and Epson, the Company’s four largest customers during the year ended March 31, 2002, represented approximately 58.0% of the net sales for the year. See Item 4. “Information on the Company – Major Customers”.

          The increase in sales during the year ended March 31, 2002 was mainly related to increases in sales of electronic and metallic products of $4,311,000 offset by a decrease in sales of injection-molded plastic products of $1,838,000. This represented an increase of 13.7% and a decrease of 3.7%, respectively, as compared with the net sales during the year ended March 31, 2001. The increase in net sales in the electronics and metallic divisions was mainly due to an increase in orders from existing customers of these divisions, together with orders from new customers during the year. The decrease in orders from customers of our plastics segment was the primary factor accounting for the decrease in sales in that segment.

          During the year ended March 31, 2002, sales to China, the United States, Europe and other areas increased by $2,797,000, $1,093,000, $2,291,000 and $599,000, respectively, and sales to Hong Kong and Japan decreased by $3,867,000 and $440,000, respectively, over levels for the year ended March 31, 2001.

          Gross Profit. The overall gross profit for the year ended March 31, 2002 was $28,872,000, representing a gross profit margin of 34.7%. This compares with the overall gross profit and gross profit margin of $28,251,000 and 34.9%, respectively, for the year ended March 31, 2001. The absolute and percentage decrease in the overall gross profit margin was 0.2% and 0.6%, respectively, for years ended March 31, 2002 and 2001.

          Gross profit in the plastic segment increased by 4.9%, to $21,280,000 or 44.8% of net sales, for fiscal year ended March 31, 2002 compared to $20,290,000 or 41.1% of net sales, for fiscal 2001. The increase was mainly attributed to increased sales of higher-margin products.

          Gross profit in the electronic & metallic segment decreased by 4.6%, to $7,592,000 or 21.2% of net sales, for fiscal year ended March 31, 2002 compared to $7,961,000 or 25.3% of net sales, for fiscal 2001. The decrease was mainly attributed to a change in product mix.

          Selling, general and administrative expenses. SG&A expenses for the year ended March 31, 2002 were $14,939,000, amounting to 18.0% of total net sales, as compared to $15,414,000 or 19.0% of total net sales for the year ended March 31, 2001. The decrease in selling, general and administrative expenses of $475,000 over the prior year was mainly attributed to the stricter control on these expenses, primarily in electronic & metallic segment.

          SG&A expenses in the plastic segment increased by $143,000 or 1.6%, to $8,931,000 or 18.8% of net sales, for fiscal year ended March 31, 2002 compared to $8,788,000 or 17.8% of net sales, for fiscal 2001. SG&A expenses in the electronic & metallic segment decreased by $618,000 or 9.3%, to $6,008,000 or 16.8% of net sales, for fiscal year ended March 31, 2002 compared to $6,626,000 or 21.0% of net sales, for fiscal 2001.

          Operating income. As a result of the increase in sales revenue and a decrease in selling, general and administrative expenses, operating income was $13,933,000 for the year ended March 31, 2002, an increase of $1,096,000 or 8.5% as compared with the year ended March 31, 2001.

          On a segment basis, the operating income of plastic segment increased $847,000 to $12,349,000, or 26.0% of net sales, in fiscal 2002 compared to $11,502,000, or 23.3% in net sales in fiscal 2001. The increase in operating income is attributable to the increase in gross profit, more than offsetting the increase in SG&A expenses described above. The operating income of electronic & metallic segment increased $249,000 to $1,584,000, or 4.4% of net sales in fiscal 2002, compared to $1,335,000 or 4.2% of net sales in fiscal 2001. The increase in operating income is attributable to the decrease in SG&A expenses, more than offsetting the decrease in gross profit described above.

          Income Taxes. Income tax expense was $535,000 for the year ended March 31, 2002, compared to $315,000 for the prior year.

          Minority Interest. Minority interests represent a 49% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronics and metallic subsidiaries and a 49% minority interest in Jetcrown & Kwanasia (OEM) Specialist Limited, the subsidiary conducting marketing for Deswell’s plastic and electronic businesses, which the Company established during the year ended March 31, 2002. The increase in minority interest to $925,000 for the year ended March 31, 2002, from $621,000 for the year ended March 31, 2001, reflects the fact that the electronics and metallic businesses generated more net income in the year ended March 31, 2002 as compared to the prior year.

          Net Income. As a result of the above factors, net income was $13,324,000 for the year ended March 31, 2002, an increase of $514,000 or 4.0%, as compared to the year ended March 31, 2001, and net income as a percentage of net sales increased slightly to 16.0% from 15.8%.

          Net Income for the plastic segment increased 2.3% to $12,469,000 for fiscal 2002 compared to $12,185,000 for fiscal 2001. The increase in net income of the plastic segment was mainly the result of a higher gross profit margin described above. Net Income for the electronic & metallic segment increased 36.8% to $855,000 for fiscal 2002 compared to $625,000 for fiscal 2001. The increase in net income in the electronic & metallic segment was mainly the result of the increase in net sales and the reduction in SG&A expenses, more than offsetting the decreased in gross profit margin described above.

Seasonality

          The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2003 (in thousands):

	Year ended March 31,

	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	$17,786	$24,809	$21,376	$16,876	$21,884	$22,189	$20,217	$19,030	$23,305	$22,603	$25,272	$19,725
Gross profit	6,255	9,155	7,619	5,222	7,523	7,564	7,225	6,560	7,447	7,733	8,473	6,246
Operating income	2,820	5,071	3,337	1,609	3,956	3,806	3,447	2,724	3,532	3,665	4,583	2,765
Net income	2,757	4,011	3,589	2,453	3,369	3,635	3,430	2,890	3,691	3,672	3,787	(907)

          The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

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

Exchange Rates

          The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Exchange rate fluctuations have not had a significant impact on the Company’s operating results. Labor cost and overhead expenses of the Company’s Hong Kong operations and China factories are paid in Hong Kong dollars and renminbi, respectively. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to $1.00 and accordingly has not represented a currency exchange risk to the U.S. dollars. The Chinese government has announced its intention to maintain this fixed exchange rate, but despite such assurances there has been uncertainty reported in this regard. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism and the Company could face increased currency risks if the current exchange rate mechanism is changed. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, the Company’s results of operations and financial condition could be materially adversely affected.

          In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Since the market and official Yuan rates were unified, the value of the Yuan against the dollar has been essentially stable, with an average rate of 8.28 Yuan per $1.00 during Deswell’s fiscal years ended March 31, 2001, 2002 and 2003. The Company believes, because its Chinese operations presently are confined to manufacturing products for export or for customers in China that are controlled by foreign investors and which pay the Company in Hong Kong dollars, that the current economic climate in China should not have a direct adverse impact on the Company’s business.

          The Company did not hedge its currency risk during the years ended March 31, 2001, 2002 or 2003 and at March 31, 2003, the Company had no open forward currency contracts. The Company continues to review its hedging strategy and there can be no assurance that hedging techniques implemented by the Company will be successful or will not result in charges to the Company’s results of operations.

Liquidity and Capital Resources

          For the year ended March 31, 2003, net cash generated from operations totaled $15,781,000, including net income of $10,243,000 and depreciation and amortization of $4,692,000. Accounts receivable decreased by $161,000, and inventories increased by $1,559,000, over levels at March 31, 2002, primarily as a result of better controls over customers’ credit and the general increase in business activities. Accounts payable increased by $2,060,000 over March 31, 2002, primarily because of the increase materials purchases resulting from the increase in net sales. For the year ended March 31, 2002, net cash generated from operations totaled $18,203,000, including net income of $13,324,000 and depreciation and amortization of $4,918,000. Accounts receivable and inventories increased by $1,111,000 and $1,191,000, respectively, over levels at March 31, 2001, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $3,309,000 over the March 31, 2001 level.

          Net cash used in investing activities amounted to $9,111,000 and $4,994,000 for the years ended March 31, 2003 and 2002, respectively. Capital expenditures during these periods totaled $9,731,000 and $4,397,000, respectively, and were financed by cash generated from operations during each year. The capital expenditure primarily related to the construction of our new Dongguan manufacturing plant and acquisition of plant and machinery for the Company’s production facilities in China. Cash of $495,000 was released as security for the short-term borrowing facilities during the year ended March 31, 2003.

          Net cash used in financing activities for the years ended March 31, 2003 and 2002 was $3,804,000 and $7,005,000, respectively. Net cash used in financing activities during the year ended March 31, 2003 was primarily to fund the Company’s dividend payments to its shareholders of $6,687,000, dividend payments to minority shareholders of subsidiaries of $851,000 and repayment of short-term bank borrowings of $482,000 netting off the proceeds of $4,217,000 from the exercise of stock options from directors and employees. Net cash used in financing activities during the year ended March 31, 2002 was primarily to fund the Company’s dividend payments to its shareholders and to repurchase 51,500 common shares of the Company for $564,000, netting off the short-term bank borrowings of $482,000, the proceeds of $243,000 from the exercise of stock options from employees and $63,000 contribution from minority shareholders of a subsidiary.

          As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate fluctuated during the year ended March 31, 2003, decreasing from 5.125% at the beginning of the year to 5.0% at March 31, 2003.

          At March 31, 2003, the Company had cash and cash equivalents of $34,400,000 and committed credit facilities of $20,839,000, of which none had been used. The Company also had restricted cash of $2,366,000 and leasehold land and buildings of $1,318,000, which were pledged as collateral for those credit facilities and cash of $21,000 pledged as deposit for customs duty in Dongguan, China. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business. The Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery and purchase of our Dongguan electronic & metallic manufacturing plant of $6,099,000 as of March 31, 2003. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. The Company plans to fund the payment of its tax settlement with the IRD discussed in “Operating Results – Year ended March 31, 2003 Compared to Year Ended March 31, 2002,” above and which resulted in a provision of $3,532,000 to the Company’s consolidated income statements for the year ended March 31, 2003 with cash on hand. Deswell expects to make the payment in September 2003.

          At March 31, 2003, the Company was obligated under operating leases requiring minimum rentals of $3,259,000 as follows:

	(In thousands)
	Year ending March 31,

						2009 and
	2004	2005	2006	2007	2008	thereafter

Operating lease payments	$1,220	$662	$550	$540	$287	$ nil

          To date, the Company has generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing. The Company had no outstanding short-term borrowings or long-term debt at March 31, 2003 and outstanding short-term borrowings of $482,000 and no long-term debt at March 31, 2002.

Critical Accounting Policies

          The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to inventories and the valuation of long-lived assets. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

          The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

          Inventories – Inventories, consisting of raw materials, work-in-progress and finished goods, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

          Valuation of long-lived assets - The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Recent Changes in Accounting Standards

          In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123” (SFAS 148). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for our financial statements beginning April 1, 2002. The Company has not determined whether it will voluntarily change to the fair value based method of accounting for stock-based compensation.

          On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity’s classification of the following freestanding instruments: mandatory redeemable instruments, financial instruments to repurchase an entity’s own equity instruments and financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (a) a fixed monetary amount known at inception or (b) something other than changes in its own equity instruments. SFAS 150 is effective for periods beginning after June 15, 2003. The Company’s adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

          In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after March 31, 2003. Management does not expect the adoption of this Interpretation to have a material impact on the Company’s financial position or results of operations.

          In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company’s financial position or results of operation.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

          The directors and executive officers of the Company at August 28, 2003 are as follows:

Name	Age	Position(s) with Company

Lau Pui Hon (Richard Lau)	58	Chief Executive Officer and Chairman of the Board of Directors

Li Chin Pang (C. P. Li)	57	Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Chief Financial Officer, Secretary and Member of the Board of Directors

Leung Chi Wai (C. W. Leung)	48	Executive Director of Engineering for Plastic Operations and Member of the Board of Directors

Lee Shu Kwan (S. K. Lee)	57	Director of Administration and Marketing for Electronic Operations

Tam Man Chi (M. C. Tam)	53	Director of Engineering and Manufacturing for Electronic Operations

Dickson Lam	61	Director of Marketing for Plastic and Electronics Operations

Eliza Y. P. Pang	41	Financial Controller

Hung-Hum Leung	57	Member of Board of Directors and Audit Committee

Allen Yau-Nam Cham	56	Member of Board of Directors and Audit Committee

          Richard Lau. Mr. Lau has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.

          C. P. Li. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.

          C. W. Leung. Mr. Leung has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. As Executive Director of Engineering for Plastic Operations, Mr. Leung is in charge of the mold division and engineering for the Company’s plastic manufacturing operations.

          S. K. Lee. Mr. Lee has served as Director of Administration and Marketing for Electronic Operations since the Company acquired its majority interest in Kwanasia, Integrated’s predecessor, in 1992 and has served as the Chief Executive Officer of Kwanasia and Integrated since Kwanasia’s inception in 1986. As Director of Administration and Marketing for Electronic Operations, Mr. Lee is in charge of the Company’s day-to-day administrative and marketing operations for electronic products. Mr. Lee received his Bachelor of Science degree in Electronic Engineering from National Taiwan University in 1967.

          M. C. Tam. Mr. Tam has served as Director of Engineering and Manufacturing for Electronic Operations since the Company acquired its majority interest in Kwanasia, Integrated’s predecessor, in 1992 and has served in a similar capacity for Kwanasia and Integrated since Kwanasia’s inception in 1986. As Director of Engineering and Manufacturing for Electronic Operations, Mr. Tam is in charge of the Company’s day-to-day contract manufacturing activities for electronic products. Mr. Tam received his Bachelor of Science degree with a major in physics and minor in electronics from the Chinese University of Hong Kong in 1973.

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

          Allen Yau-Nam Cham. Mr. Cham has been a director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.

          No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Compensation of Directors and Senior Managers

          Executive Officers

          The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2003 to all directors and officers as a group for services in all capacities was approximately $2,879,000. This excludes amounts paid by the Company to shareholders as dividends during the year ended March 31, 2003.

          Directors

          Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,500 per month for services as a director, respectively, and are reimbursed for all reasonable expenses incurred in connection with services as a director.

Board Practices

          The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

          The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung and Allen Yau-Nam Cham.

          The Company does not have a compensation or remuneration committee.

Employees

          At March 31, 2003, the Company employed 4,065 persons on a full-time basis, of which 22 were located in Hong Kong and 4,043 in China. Of the Company’s employees 2,681, 903 and 481 were engaged in plastic injection molding manufacturing, contract electronic manufacturing and metal molds and parts manufacturing, respectively, at March 31, 2003. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.

Share Ownership

          Share Ownership of Directors and Senior Management

          For information concerning the beneficial ownership of the Company’s common shares by Directors and Senior Management and major shareholders, see Item 7 of this Report.

          Employee Stock Option Plans

          In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 675,000 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company’s Board of Directors and shareholders approved an increase of 366,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 1,041,000 shares the number of common shares that can be optioned and sold under the 1995 Stock Option Plan. On August 15, 2001 the Board approved the adoption of the 2001 Stock Option Plan permitting the Company to grant options to purchase up to an additional 750,000 common shares to employees, officers, directors and consultants of the Company. On January 7, 2002 shareholders approved the 2001 plan. The Company’s option plans are administered by the Board of Directors, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the option plans must be at least equal to the fair market value of such shares on the date of grant. The maximum term of options granted under the option plans is 10 years.

          At August 28, 2003, options to purchase an aggregate of 1,791,000 Common Shares had been granted under the option plans, options to purchase an aggregate of 595,500 Common Shares were outstanding and no options to purchase Common Shares were available for future grant under the option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of August 28, 2003, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
	beneficially owned (1)

Name of beneficial owner
or identity of group	Amount		Percent

Richard Lau	2,764,815	(2)	29.7%
C. P. Li	2,761,215	(3)	29.6%
C. W. Leung	2,644,565	(4)	28.5%
Leesha Holdings Ltd.	2,302,500	(5)	25.3%
Micropower Enterprises Limited	682,500		7.5%
Royce & Associates, Inc. (6)	842,150	(6)	9.3%
FMR Corp./ Edward C. Johnson 3d (7)	840,150	(7)	9.2%
S. K. Lee	125,940		1.4%
M. C. Tam	125,940		1.4%
Dickson Lam	*		*
Eliza Y. P. Pang	*		*
Hung-Hum Leung	*		*
Allen Yau-Nam Cham	*		*

*	Less than 1%.

(1)  Based on 9,103,085 Common Shares outstanding on August 28, 2003. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.

(2)  Consists of 2,302,500 Common Shares held of record by Leesha, 252,315 Common Shares held of record by Mr. Lau and options to purchase 210,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $11.33 per share until January 9, 2012. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.

(3)  Consists of 2,302,500 Common Shares held of record by Leesha, 248,715 Common Shares held of record by Mr. Li and options to purchase 210,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.33 per share until January 9, 2012. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.

(4)  Consists of 2,302,500 Common Shares held of record by Leesha, 177,065 Common Shares held of record by Mr. Leung and options to purchase 165,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $11.33 per share until January 9, 2012. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.

(5)  Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 2,302,500 Common Shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.

(6)  Based on a Schedule 13G/A filed with the SEC on February 11, 2003.

(7)  Based on a Schedule 13G filed with the SEC on August 12, 2002.

          The following table reflects the percentage ownership of Deswell’s common shares by its major shareholders during the past three years:

	Percentage Ownership (1) at

	June 30, 2001	June 28, 2002	Aug. 28, 2003

Richard Lau	32.1%	33.2%	29.7%
C. P. Li	32.1%	33.4%	29.6%
C. W. Leung	31.4%	33.0%	28.5%
Leesha Holdings Ltd.	27.4%	27.2%	25.3%
Nam Tai Electronics, Inc.	8.9%	—	—
Micropower Enterprises Limited	8.1%	8.1%	7.5%
Royce & Associates, Inc.	5.2%	6.3%	9.3%
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	—	—	9.2%

(1) Based on 8,396,896, 8,470,246 and 9,103,085 common shares outstanding on June 30, 2001, June 28, 2002 and June 30, 2003, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

          All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2003, approximately 30 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, 23 holders of record with addresses in the United States held approximately 5.2 million of our outstanding common shares.

Related Party Transactions

          During the years ended March 31, 2001 and 2002, sales to Nam Tai Electronic (Shenzhen) Co. Limited (“Namtai Shenzhen”) amounted to less than 10% of the Company’s total sales. Namtai Shenzhen is an indirect wholly owned subsidiary of Nam Tai Electronics, Inc. (“Nam Tai”), which, in September 2000, purchased an aggregate of 750,000 Common Shares of the Company, equal to approximately 9% of the Company’s then outstanding Common Shares. During the year ended March 31, 2002, Nam Tai sold its shares of the Company in the open market.

          In the past, the Company rented staff quarters in China from Mr. S. K. Lee and Mr. M. C. Tam, who are executive officers of the Company and minority shareholders of Integrated International Limited, the parent holding company of the Company’s electronic and metallic subsidiaries. The charges for these premises approximate the amount negotiable, in management’s opinion, on an arms length basis. Rentals charged by these parties to the Company are summarized as follows:

	Year ended March 31,

	2001	2002	2003

Rent charged by Mr. S. K. Lee and Mr. M. C. Tam	$12,000	$12,000	Nil

          In January 2003, the Company issued to each of Messrs. Lee and Tam 125,940 of its Common Shares, or an aggregate of 251,880 Common Shares, to acquire an additional 20% (10% from each of Messrs. Lee and Tam) shareholding interest in Integrated raising the Company’s interest in Integrated to 71% of its outstanding shares. Messrs. Lee and Tam continue as minority shareholders of Integrated each owning 12% (together 24%) of its outstanding shares and continue to serve as the executives in charge of administrative and manufacturing operations for the Company’s contract manufacturing operations for electronic products and subassemblies. At the time of the closing of this transaction on January 20, 2003, the market value of the 251,880 Deswell shares issued to Messrs. Lee and Tam was $4,423,000, based on the closing price on that date of $17.56 per share as reported on The Nasdaq Stock Market. During the years ended March 31, 2001, 2002 and 2003, Integrated made distributions to its shareholders, including Deswell, aggregating $nil, $nil and $1,609,000, respectively, with Messrs. Lee and Tam’s share of these distributions aggregating $nil, $nil and $708,000, respectively.

          During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s Director of Marketing for plastic and electronic products, and 10% by two other individuals, who are employees of J&K OEM. During the years ended March 31, 2002 and 2003, J&K OEM made distributions to its shareholders, including Deswell, aggregating $nil and $129,000, respectively, with Mr. Lam’s share of these distributions amounting to $nil and $50,000, respectively.

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

Exports Sales

          Information regarding our export sales is provided in Item 4. “Information on the Company – “Business Overview – Customers and Marketing.”

Dividend Policy

          Dividends paid under Hong Kong law are tax free to the recipient. While the Company had paid dividends to its shareholders prior to its IPO, it discontinued payment of dividends after the IPO until its new dividend policy was announced in July 1996. At that time, the Company announced that it planned to pay cash dividends semi-annually in the form of an interim and final dividend based on the Company’s growth during the preceding year. The Company announced that dividends would be 25% to 35% of the net earnings of the preceding year limited, however, by the net cash flow available for future development. The interim dividend would be based upon the Company’s first six months operating results and would be paid between November and December and the final dividend would be based upon the Company’s second six months of operations and would be declared and paid between July and August. Under this dividend policy, the Company declared and paid dividends during the two-year period ended March 31:

•	2001 aggregating $4,710,000, $2,942,000 of which was based on results for the second six months of the year ended March 31, 2000 and $1,768,000 of which was based on results for the first six months of the year ended March 31, 2001;

•	2002 aggregating $7,229,000, $3,193,000 of which was based on results for the second six months of the year ended March 31, 2001 and $4,036,000 of which was based on results for the first nine months of the year ended March 31, 2002.

          Commencing with the fiscal year ended March 31, 2003, the Company announced it would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31, 2003 aggregating $6,687,000, $1,578,000 of which was based on results for the last quarter of the year ended March 31, 2002 and $5,109,000 of which was based on results for the first three quarters of the year ended March 31, 2003.

          The Company currently plans to continue its quarterly dividend policy as announced, but such plans and policy for future dividends consist of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Whether future dividends will be declared will be depended upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3. Key Information — Risk Factors. Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

ITEM 9. THE LISTING

          The Company’s common shares are traded exclusively on The Nasdaq National Market under the symbol “DSWL”.

          The following table sets forth the high and low sale prices as reported by The Nasdaq National Market for each of the last five years ended March 31 (adjusted for the Company’s three-for-two stock split effected in July 2002):

Year Ended	High	Low

March 31, 2003	$18.15	$11.00
March 31, 2002	14.75	8.75
March 31, 2001	12.00	8.17
March 31, 2000	12.33	5.29
March 31, 1999	14.46	4.00

          The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended March 31, 2003 and the average daily trading volume during each of the quarters (adjusted for the Company’s three-for-two stock split effected in July 2002)

			Average
			Daily
			Trading
Quarter ended	High	Low	Volume(1)

March 31, 2003	$18.15	$14.40	6,905
December 31, 2002	14.75	12.65	9,882
September 30, 2002	15.00	11.00	9,686
June 30, 2002	15.77	12.34	8,498
March 31, 2002	14.75	11.33	26,516
December 31, 2001	13.08	9.20	6,262
September 30, 2001	11.47	9.01	3,957
June 30, 2001	11.57	8.75	4,119

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

          The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the most recent six months and the average daily trading volume during each of the months.

			Average
			Daily
			Trading
Month ended	High	Low	Volume(1)

August 31, 2003	$25.75	$19.50	7,626
July 31, 2003	20.68	17.89	14,142
June 30, 2003	21.52	16.62	15,401
May 31, 2003	17.80	15.90	5,739
April 30, 2003	17.80	15.64	5,929
March 31, 2003	17.49	15.18	4,899

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Objects and Purposes

          Our objects and purposes are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

Directors

          British Virgin Islands law and our Articles of Association provide that no agreement or transaction between Deswell and one or more of its directors or any entity in which any director has a financial interest or to whom any director is related (including as a director of that other entity) is void or voidable for this reason only or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction or that the vote or consent of the director is counted for the purpose if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and a majority of the Company’s directors (at least one whom is an “Independent Director”) approve such transaction. Alternatively, the interest in the transaction may be disclosed or known to or ratified by the shareholders.* In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted. An “Independent Director” is defined in our Articles of Association as a director other than an officer or employee of Deswell or any of its subsidiaries, a person related to an officer or employee of Deswell or any of its subsidiaries, a person representing family or concentrated (more than 10%) holdings of Deswell’s outstanding voting shares or any other individual having a relationship which, in the opinion of the directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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

          British Virgin Islands law and our Memorandum of Association and Articles of Association do not contain an age limit requirement for our directors. Under our Articles of Association, no shares are required for director’s qualification.

•     British Virgin Islands law does not use the term “shareholder” or “stockholder” but rather refers to holders of shares of a company, like Deswell, organized under the International Business Companies Act as “members.” In this Report, for the convenience of our U.S. holders, we use the term “shareholders” rather than members.

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

          Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 9,103,085 common shares were outstanding on August 28, 2003.

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

          Under British Virgin Islands law, unless otherwise provided by a company’s Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time. Our Memorandum and Articles of Association do not provide otherwise. Under British Virgin Islands law, unless otherwise provided by a company’s Memorandum of Association or Articles of Association, directors are required to call meetings upon a written request from shareholders holding more than 50% of outstanding voting shares. Our Articles of Association provide that meetings of shareholders may be called only upon a written request from shareholders holding 10% or more of the outstanding voting shares.

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

Differences from United States Law

          The laws of the British Virgin Islands governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Memorandum of Association without shareholder approval. Delaware law requires shareholders to approve any amendments to a corporation’s Certificate of Incorporation.

Material Contracts

          The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Deswell or any subsidiary of Deswell is a party for the two years immediately preceding the filing of this report. The Reference to an Exhibit is to the exhibits appearing in Item 19 of this report.

Banking Facilities (Exhibit 4.1)

Date: December 13, 2001

Parties: UFJ Bank Limited (previously known as The Sanwa Bank Limited) (“UFJ”) and Jetcrown Industrial Limited (“Jetcrown”)

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

Banking Facilities (Exhibit 4.2)

Date: April 16, 2002

Parties: Standard Chartered Bank (“Standard”) and Jetcrown

Nature of Contract: Standard made available to Jetcrown various working capital facilities.

Terms and Conditions: Working Capital Facilities (1) Current Account Overdraft is HK$3,500,000; (2) Trade Finance Group 1 is HK$10,000,000; (3) Trade Finance Group 2 is HK$5,000,000; (4) Trade Finance Group 3 HK$5,000,000 (the trade finance groups are complementary and combined amounts outstanding are not to exceed HK$10,000,000; combined amounts outstanding of Trade Finance Groups 2 and 3 are not to exceed HK$5,000,000); (5) Treasury Facilities to quote rates for foreign exchange spot transactions and forward transactions; (6) Corporate Visa Cards with limits of HK$450,000. The interest rate on all sums advanced will be payable monthly at the prime rate or HIBOR (the Hong Kong Inter Bank Offered Rate), whichever is higher. The default rate is 8% per annum over the prime rate or HIBOR, whichever is higher. The Letters of Credit Opening Commission, Commission in lieu of Exchange and Commission in lieu of negotiation of discrepant bills is 1/8% on the first $100,000 and 1/32% on the balance.

Consideration: The interest and commissions set forth above.

Banking Facilities (Exhibit 4.3)

Date: May 2, 2003

Parties: Standard and Kwanasia Electronics Co. Ltd. (“Kwanasia”)

Nature of Contract: Standard to provide Kwanasia with working capital facilities.

Terms and Conditions: Working Capital Facilities (1) Current Account Overdraft is HK$1,000,000 ; (2) Trade Finance Group All 9 Discrepant Credit Bills Negotiated – with recourse) is HK$5,000,000; (3) Trade Finance Group 1 is HK$5,000,000; (4) Trade Finance Group 2 is HK$4,000,000; (5) Trade Finance Group 3 HK$4,000,000 (the trade finance groups all, 1, 2 and 3 are complementary and combined amounts outstanding are not to exceed HK$5,000,000; combined amounts outstanding of Trade Finance Groups 2 and 3 are not to exceed HK$4,000,000) (6) Treasury Facilities to quote rates for foreign exchange spot transactions and forward transactions;. Interest rate on all sums advanced will be payable monthly in arrears at Prime or HIBOR, whichever is higher. Default rate of 8% per annum over Prime or HIBOR, whichever is higher will apply to amounts not paid when due or in excess of agreed facility amounts. Export bills will be discounted and import bills will be financed at Bank’s standard bills finance rate minus 0.25% per annum for Hong Kong Dollar Bills and at Bank’s standard bills finance rate for foreign currency bills. All past due bills shall bear interest at 4% per annum above the rates charged on regular bills outstanding. Commission on Letters of Credit Opening is 1/4% on the first $50,000, 1/12% on $50,001-$100,000 and 1/24% on the balance. Commission in Lieu of Exchange is 1/8%. Commission on Import Acceptance is 1/8% per month.

Consideration: An arrangement fee of HK$20,000. A handling fee in an amount to be mutually agreed upon will be payable annually if the facilities are continuing.

Banking Facilities (Exhibit 4.4)

Date: February 10, 2003

Parties: Fortis Bank Asia HK (“Fortis”) and Kwanasia

Nature of Contract: Fortis to provide Kwanasia with various general banking facilities.

Terms and Conditions: (1) Current Account Overdraft and/or standby letter of credit issued on Kwanasia’s behalf of limit HK$5,000,000; Short-term loan facilities of HK$3,000,000 with sublimit of the aforementioned OD and standby LC limit of HK$5,000,000; (2) Import facilities against 100% sales contracts and/or invoice discounting facilities of limit HK$5,000,000.

Consideration: The interest and commissions set forth in the agreement dated February 10, 2003. An annual facilities fee of HK$8,000 per annum.

Banking Facilities (Exhibit 4.5)

Date: November 29, 2002

Parties: UFJ Bank Limited (“UFJ”) and Kwanasia

Nature of Contract: UFJ to provide Kwanasia with various general banking facilities.

Terms and Conditions: (1) A joint line facility of up to HK$10,000,000 consisting of : (a) uncommitted short-term multi-currency revolving loan facility of up to HK$7,000,000; (b) overdraft facility of up to HK$3,000,000; and (c) import facility; provided the aggregate of (i) the total principal amounts outstanding under the RMB short-term revolving loan facility of RMB7,000,000 granted to Dongguan Kwan Hong Electronics Co., Ltd. by UFJ Bank Limited, Shenzhen Branch and (ii) the total principal amounts outstanding under the above joint line facility shall not at any one time exceed HK$10,000,000. (2) Shipping guarantee facility of up to HK$10,000,000; (3) Bills negotiation facility of up to HK$8,000,000; provided that house bills from the related companies of Deswell Industries, Inc. and Jetcrown Industrial Limited are not allowed. (4) Forward foreign exchange facility of up to HK$8,000,000.

Consideration: The interest and commissions set forth in the agreement dated November 29, 2002. An arrangement fee of HK$10,000.

Revolving Short-term Renminbi Loan Facility (Exhibit 4.6)

Date: November 28, 2002

Parties: UFJ Bank Limited, Shenzhen Branch (“UFJ Shenzhen”) and Dongguan Kwan Hong Electronics Co. Ltd. (“Kwan Hong”)

Nature of Contract: UFJ Shenzhen to provide Kwan Hong with short-term revolving RMB loan facility.

Terms and Conditions: Resolving short term Renminbi loan facility of RMB7,000,000 as daily operating funds to Kwan Hong

Consideration: The interest set forth in the agreement dated November 28, 2002.

Revolving Short-term Renminbi Loan Facility (Exhibit 4.7)

Date: May 6, 2003

Parties: Standard Chartered Bank, Shenzhen Branch (“Standard Shenzhen”) and Kwan Hong

Nature of Contract: Standard Shenzhen to provide Kwan Hong with short-term revolving RMB loan facility to partial finance acquisition of existing factory.

Terms and Conditions: Revolving short-term loan facility of RMB21,000,000. Tenor is up to 1 year. The loan interest is payable monthly in arrears at the interest rate permitted by the People’s Bank of China (i.e. 10% below base rate announced by PBOC, currently base rate is 5.04% for tenor up to 6 months and 5.31% for tenor from 6 months up to one year).

Consideration: The bank loan shall be secured by corporate guarantee for HK$20,000,000 issued by Deswell Industries, Inc.

Tenancy Agreement (Exhibit 4.8)

Date: May 29, 2002

Parties: Shenzhen Shekou Yu Yi Shareholding Company Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited.

Nature of Contract: Rental of property located at 1/F and 2/F, of Block A, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of the property is 2,051 square meters. Three-year term, commencing June 1, 2002 to May 30, 2005. Lessor is responsible for property tax, land use fees and rental housing management fees. A deposit in the amount of RMB118,668 is required. Lessee can only sublet with Lessor’s approval. Lessee should inform Lessor of desire to renew lease one month before expiration.

Consideration: Rent is RMB45,094 per month.

Tenancy Agreement (Exhibit 4.9)

Date: May 30, 2003

Parties: Shenzhen Shekou NanShui Enterprises Shareholding (Lessor) and Jetcrown Industrial (Shenzhen) Ltd. (Lessee)

Nature of Contract: Lease of property located at 2/F to 5/F, Block E, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of 2/F to 5/F is 4,094 square meters. The rental period is four years, commencing June 1, 2003 to May 31, 2007. Rent for the total property is RMB61,410 per month. The Lessor is responsible to pay for property tax, land use fees and the rental housing management fee of the property. The Lessee is responsible for the water, electricity, cleansing and management charges. A deposit of RMB87,000 is required. Lessee is not allowed to sublet the property without the Lessor’s written agreement. Lessee should inform Lessor of its desire to renew the lease one month before expiration and Lessee should be given first priority to renew under the same conditions offered by any third party. The delay charge on Lessee’s payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB61,410 per month.

Tenancy Agreement (Exhibit 4.10)

Date: April 9 and 11, 2001 (Extension is from May 1 2003 to April 30, 2004)

Parties: Shenzhen Shekou East Empire Industrial Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 2/F-5/F, Block H, Wing Village Industrial Estate, Shenzhen.

Terms and Conditions: The construction area is 4,120 square meters. The rental period is two years, commencing May 1, 2001 to April 30, 2003 and extended further for one year from May 1, 2003 to April 30, 2004. The total rent for the property is RMB63,860 per month. A deposit of RMB121,540 is required. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The Lessee may not sublease the property without the written approval of the Lessor. Lessee should inform Lessor in writing of its desire to renew the lease three months before the expiration of the lease. Lessee should be given first priority to rent the property under the same terms and conditions as offered by any third party. The delay charge on Lessee’s payment of rent is 5% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of RMB63,860 per month.

Tenancy Agreement (Exhibit 4.11)

Date: December 31, 2002

Parties: Shenzhen Shekou Tai Shen Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at Block D (five floors total), Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 5,442 square meters. The rental period is five years, commencing January 1, 2002 to December 31, 2007. The total rent for the property is HK$108,840 per month. A deposit of HK$300,000 is required. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The Lessee may not sublease the property without the written approval of the Lessor. Lessee should inform Lessor in writing of its desire to renew the lease three months before the expiration of the lease. Lessee should be given first priority to rent the property under the same terms and conditions as offered by any third party. The delay charge on Lessee’s payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of HK$108,840 per month.

Tenancy Agreement (Exhibit 4.12)

Date: January 2, 2003

Parties: Shekou District Yu Yee Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of property located at 1/F to 5/F, Block F, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area is 5,442 square meters. The rental period is four years, commencing January 1, 2003 to December 31, 2007. The total rent for the property is HK$108,840 per month. The Lessor is responsible to pay for the property tax, land use fees and the rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The Lessee may not sublease the property without the written approval of the Lessor. Lessee should inform Lessor in writing of its desire to renew the lease three months before the expiration of the lease. Lessee should be given first priority to rent the property under the same terms and conditions as offered by any third party. The delay charge on Lessee’s payment of rent is 3% of the monthly rent multiplied by the number of days the rent is overdue.

Consideration: Rent of HK$108,840 per month.

Tenancy Agreement (Exhibit 4.13)

Date: December 27, 2002

Parties: Shekou Wan Ha Enterprises Shareholding Co. Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of Rooms 203, 205-208, 210-212, 214, 216-217, 302-305, 307, 309-310, 312-317, 401, 403-405, 407-416 of the Complex Building, Wan Ha Village, Shekou, Shenzhen and Room 201-203, 205-208, 210-214, 305, 307-310, 402-405, 407, 409, 413-414, 416, 502-504, 506-507, 510, 513-516, 601, 603-607, 609-616, 701-716, Block C1, New Wing Village, Shekou. for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 5,126.38 square meters. The rental period is one year, commencing January 1, 2003 to December 31, 2003. The total rent for the property is RMB80,043 per month. A deposit of RMB80,848 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment exceeds 5 days, a late charge penalty of 2% shall be levied on the rental.

Consideration: Rent of RMB80,043 per month.

Sale Contract on Land and Factory and Attestation Deed (Exhibit 4.14)

Dates: February 28, 2003 and May 14, 2003, respectively

Parties: Dongguan City Cheung On Town Siu Bin Estate Committee (Transferor) and Dongguan Kwan Hong Electronics Co. Ltd. (Transferee).

Nature of Contract: Sale of Land and factory and dormitory buildings located at the area between Siu Bin Reservoir and Sai Cheong Road, the Second Industrial Zone, Siu Bin Estate, Cheung On Town, Dongguan City for use as factory premises.

Terms and Conditions: The construction area is 22,410 square meters of land and 38,538 square meters of buildings. The period of right of land use is 50 years, from February 1, 2003 to 31 January 2053. The purchase consideration is HK$650 per square meter for the building premises and HK$330 per square meter for the land. The total consideration is HK$32,445,000.

Consideration: Purchase consideration of HK$32,445,000 in total.

Taxation

United States Federal Income Tax Consequences

General

          This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances and it does not address any aspect of U.S. federal tax law other than U.S. federal income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special U.S. federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

•	a financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more of our common shares; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Tax Consequences to U.S. Holders

          For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual U.S. citizen or resident alien of the United States (as specifically defined for tax purposes);

•	a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source;

•	a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; or

•	any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of our common shares.

          If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

          Distributions

          Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Under the tax law recently enacted in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law. Our stock is traded on an established securities market in the United States; we believe that we should not be considered a “foreign personal holding company,” or a “foreign investment company”, but we have not made a specific determination as to whether or not we are in fact a passive foreign investment company.

          To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See “Sale or Other Disposition of Our Common Shares,” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

          Sale or Other Disposition of Our Common Shares

          Subject to the passive foreign investment company rules discussed below, generally, in connection with the sale or other taxable disposition of our common shares:

•		you will recognize gain or loss equal to the difference (if any) between:

	•	the amount realized on such sale or other taxable disposition and

	•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•		such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	under the new tax law described above, net long-term capital gains derived by individual U.S. Holders from sales or other taxable dispositions of our shares after May 5, 2003 and before January 1, 2009, will generally be taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket.

•	such gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

          Passive Foreign Investment Company

          U.S. Holders generally would be subject to a special, adverse tax regime (that would differ in certain material respects from that described above) if we are or were to be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes as to our U.S. Holders.

          An actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable tax year. The Company has not made a specific determination as to whether or not it is in fact a PFIC. We will be a PFIC if either:

•	75 percent or more of our gross income in a taxable year is passive income (including our pro-rata share of the gross income of any company in which we own, or are treated as owning, 25 percent or more of the shares by value), which includes dividends, interests, royalties, rents, annuities, and some types of gains; or

•	the average percentage of the value of our assets in a taxable year (including our pro-rata share of the assets of any company in which we own, or are treated as owning, 25 percent or more of the shares by value) that produce or are held for the production of passive income is at least 50 percent.

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

          If we are or were classified as a PFIC during the time you hold our shares, unless you timely make one of specific available elections, a special tax regime would apply to both:

•	any “excess distribution”, which would be your share of distributions in any year that are greater than 125 percent of the average annual distributions received by you in the three preceding years before the current taxable year (or during your holding period for the shares, if shorter), and

•	any gain realized on the sale or other disposition of our common shares.

          Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax generally in the following manner:

•	the excess distribution or gain would be allocated ratably to each day that you have held our common shares,

•	the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income,

•	the amount allocated to the taxable years prior to the first taxable year in which we are a PFIC would be taxed as ordinary income for the taxable year in which you realize the excess distribution or gain, and

•	the amounts allocated to each of the prior taxable years for which we were a PFIC would be taxed as ordinary income at the highest applicable tax rate in effect for that year, and, in addition, an interest charge generally applicable to underpayments of tax would be imposed on you for the tax deferred.

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

Tax Consequences to Non-U.S. Holders

          If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

          Distributions

          You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

•	you conduct a trade or business in the United States and

•	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

          If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

          Sale or Other Disposition of Our Common Shares

          Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

          You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

          Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding at a rate of 28%. You will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient, or

•	you provide your correct U.S. federal taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Controls

          There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material British Virgin Islands’ laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s common shares. British Virgin Islands’ law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.

          China’s laws and regulations regulate dividend distribution and repatriation by the Company’s China subsidiaries. To date these controls have not had and are not expected to have a material impact on the Company’s financial results. To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Hong Kong and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements. Further, the Company intends that portions of the profits earned by Jetcrown Shenzhen will be reinvested and therefore such profits will not be available for the declaration of dividends. See Notes 1 and 7 of Notes to Consolidated Financial Statements.

Foreign Currency Risk

          At March 31, 2001, 2002 and 2003 the Company had no open forward exchange contracts or option contracts.

          Cash on hand at March 31, 2003 of $36,766,000 held in the following currencies:

Equivalent
U.S. Dollar
Holdings

United States dollars	$24,063,000
Hong Kong dollar	9,569,000
Euro dollar	5,000
Chinese renminbi	3,129,000

See discussion of Exchange Rate Fluctuation in Item 5. Operating and Financial Review and Prospects.

Interest Rate Risk

          Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $30,220,000 as at March 31, 2003 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2003 we had no long-term debt or short-term bank loans outstanding on our credit facilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

          As of the end of the Company’s fiscal year ended March 31, 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the Company’s fiscal year ended March 31, 2003, the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the reports that the Company files or submits under the Exchange Act.

Changes in Internal Controls

          There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls during the year ended March 31, 2003, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Not Applicable until the report covering the year ending March 31, 2004.

ITEM 16B. CODE OF ETHICS

          Not Applicable until the report covering year ending March 31, 2004.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Not Applicable until the report covering year ending March 31, 2004.

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

[Letterhead of BDO International]

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheet of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2003 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ BDO International

BDO International

Hong Kong, July 25, 2003

[Letterhead of Deloitte Touche Tohmatsu]

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries as of March 31, 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2002 before the inclusion of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, included in Note 2 and the revisions to related per share and number of shares information as a result of the three-for-two stock split described in Note 11. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deswell Industries, Inc. and subsidiaries at March 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu
June 28, 2002

Hong Kong

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$31,534	$34,400
Restricted cash (note 6)	2,861	2,366
Marketable securities (note 3)	1,115	4,821
Accounts receivable	16,888	16,727
Inventories (note 4)	13,225	14,784
Prepaid expenses and other current assets	3,421	2,648
Income taxes receivable (note 8)	428	323

Total current assets	69,472	76,069
Property, plant and equipment-net (notes 5 and 6)	24,794	29,623
Other investments	—	2
Goodwill	478	478

Total assets	$94,744	$106,172

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans (note 6)	$482	$—
Accounts payable	7,583	9,643
Accrued payroll and employee benefits	1,877	1,312
Customer deposits	2,694	494
Other accrued liabilities (note 7)	1,749	2,451
Income taxes payable	165	3,946

Total current liabilities	14,550	17,846

Deferred income taxes (note 8)	15	15

Commitments and contingencies (note 10)	—	—
Minority interests	10,528	6,465

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2002 - 8,370,496; March 31, 2003 – 9,030,835 (note 11)	19,608	28,247
Additional paid-in capital	6,970	6,970
Retained earnings	43,073	46,629

Total shareholders’ equity	69,651	81,846

Total liabilities and shareholders’ equity	$94,744	$106,172

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,

	2001	2002	2003

Net sales	$80,847	$83,320	$90,905
Cost of sales	52,596	54,448	61,006

Gross profit	28,251	28,872	29,899
Selling, general and administrative expenses	15,414	14,939	15,354

Operating income	12,837	13,933	14,545
Interest expense	(6)	(26)	(6)
Other income, net	915	877	818

Income before income taxes and minority interests	13,746	14,784	15,357
Income taxes (note 8)	315	535	3,826

Income before minority interests	13,431	14,249	11,531
Minority interests	621	925	1,288

Net income	$12,810	$13,324	$10,243

Net income per share (note 2)
Basic:
Net income per share	$1.59	$1.59	$1.18

Weighted average common shares outstanding	8,064	8,403	8,672

Diluted:
Net income per share	$1.57	$1.57	$1.16

Weighted average common and potential common shares	8,153	8,466	8,852

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock
			Additional
	Shares		paid-in	Retained	Shareholders’
	outstanding	Amount	capital	earnings	equity

Balance at March 31, 2000	8,021,896	17,183	6,970	28,878	53,031
Exercise of stock options	375,000	2,746	—	—	2,746
Net income	—	—	—	12,810	12,810
Dividends ($0.59 per share)	—	—	—	(4,710)	(4,710)

Balance at March 31, 2001	8,396,896	19,929	6,970	36,978	63,877
Exercise of stock options	24,750	243	—	—	243
Repurchase and cancellation of common stock	(51,150)	(564)	—	—	(564)
Net income	—	—	—	13,324	13,324
Dividends ($0.86 per share)	—	—	—	(7,229)	(7,229)

Balance at March 31, 2002	8,370,496	19,608	6,970	43,073	69,651
Exercise of stock options	408,500	4,217	—	—	4,217
Odd share redemption upon stock split	(41)	(1)	—	—	(1)
Issuance of common stock for acquisition of additional 20% interest in a subsidiary	251,880	4,423	—	—	4,423
Net income	—	—	—	10,243	10,243
Dividends ($0.77 per share)	—	—	—	(6,687)	(6,687)

Balance at March 31, 2003	9,030,835	28,247	6,970	46,629	81,846

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,

	2001	2002	2003

Cash flows from operating activities
Net income	$12,810	$13,324	$10,243
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,039	4,918	4,692
Loss (gain) on sale of property, plant and equipment	(52)	7	6
Minority interests	609	925	1,288
Changes in operating assets and liabilities:
Accounts receivable	(5,170)	(1,111)	161
Marketable securities	1,308	(1,115)	(3,706)
Inventories	(1,102)	(1,191)	(1,559)
Prepaid expenses and other current assets	462	(1,588)	773
Income taxes receivable	(264)	—	105
Accounts payable	(1,127)	3,309	2,060
Accrued payroll and employee benefits	420	40	(565)
Customer deposits	105	844	(2,200)
Other accrued liabilities	576	(27)	702
Income taxes payable	196	(132)	3,781

Net cash provided by operating activities	13,810	18,203	15,781

Cash flows from investing activities
Purchase of property, plant and equipment	(13,926)	(4,397)	(9,731)
Proceeds from sale of property, plant and equipment	113	276	127
Acquisition of other investments	—	—	(2)
(Increase) decrease in restricted cash	141	(873)	495

Net cash used in investing activities	(13,672)	(4,994)	(9,111)

Cash flows from financing activities
Dividends paid	(4,710)	(7,229)	(6,687)
Dividends paid to minority shareholders of a subsidiary	—	—	(851)
Repurchase of common stock	—	(564)	—
Increase (decrease) in bank loans	—	482	(482)
Exercise of stock options	2,746	243	4,217
Odd shares redemption	—	—	(1)
Contribution from minority shareholders of a subsidiary	—	63	—

Net cash used in financing activities	(1,964)	(7,005)	(3,804)

Net (decrease) increase in cash and cash equivalents	(1,826)	6,204	2,866
Cash and cash equivalents, beginning of year	27,156	25,330	31,534

Cash and cash equivalents, end of year	$25,330	$31,534	$34,400

Supplementary disclosures of cash flow information:
Cash paid (refunded) during the year for:
Interest	$6	$26	$6
Income taxes	$383	$669	$(60)

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 20% shareholding in a subsidiary	$—	$—	$4,423

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

1. Organization and Basis of Financial Statements

          Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

          The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The selling and administrative activities are performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China”) and the manufacturing activities are subcontracted to subsidiaries operating in China.

          As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2003, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $75,751 of which $3,801 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note 8).

          On January 20, 2003, the Company acquired a further 20% of outstanding stock of Integrated International Limited (“Integrated”), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

2. Summary of Significant Accounting Policies

          Principles of consolidation-The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

          Goodwill-The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and other Intangible Assets”, which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

          Had goodwill amortization been discontinued effective April 1, 2000 and 2001 respectively, net income for the financial year ended March 31, 2001 and 2002 would have been increased by $36 and $35 to $12,846 and $13,359, respectively. After adjusting for the impact of discontinued goodwill amortization, net income per common share for the financial years ended March 31, 2001 and 2002 would remain the same, and diluted net income per share for the years ended March 31, 2001 and 2002 would have been higher by $0.01 and $0.01, respectively.

          In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. At March 31, 2003, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

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

2. Summary of Significant Accounting Policies - continued

          Property, plant and equipment-Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight line method based on the estimated useful lives of the assets, as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	the shorter of 5 years or the lease term

          Valuation of long-lived assets-The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

          Revenue recognition-The Company recognizes revenue at the time the title is passed to customers upon shipment and when collectibility is reasonably assured.

          Comprehensive income-The comprehensive income of the Company for the years ended March 31, 2001, 2002 and 2003 was represented by the net income of the respective years.

          Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2001, 2002 and 2003, shipping and handling costs expensed to selling expenses were $699, $638 and $653, respectively.

          Income taxes-Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the China tax authority that the refund will be refused. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

          Foreign currency translation-The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983. There is, however, no assurance that this rate will continue indefinitely.

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

          Aggregate net foreign currency transaction losses included in income were $644 and $306 for the years ended March 31, 2001 and 2002 and gain of $503 for the year ended March 31, 2003, respectively.

          On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2001, 2002 and 2003 were HK$7.75 to US$1.00.

          Post-retirement and post-employment benefits-The Company and its subsidiaries contribute to a state pension scheme in respect of its PRC employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

          Stock-based compensation-SFAS No. 123 “Accounting for Stock-Based Compensation” allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees”, but with additional financial statement disclosure.

2.     Summary of Significant Accounting Policies - continued

          The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2001	2002	2003

Net income:
As reported	$12,810	$13,324	$10,243
Pro forma	12,766	11,775	10,243

Stock-based employee compensation cost, net of tax	$44	$1,549	$—
Basic net income per share:
As reported	$1.59	$1.59	$1.18
Pro forma	1.58	1.40	1.18
Diluted net income per share:
As reported	$1.57	$1.57	$1.16
Pro forma	1.56	1.39	1.16

          The fair value of options granted in the years ended March 31, 2001 and 2002 was estimated to be approximately $1.95 and $1.93 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2001	2002

Risk-free interest rate - weighted average	4.99%	5.42%
Expected life of options - weighted average	3 years	10 years
Expected volatility	53%	32%
Expected dividend yield	6.17%	7.57%

          Net income per share-Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

          Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,

	2001	2002	2003

Net income	$12,810	$13,324	$10,243

Basic net income per share	$1.59	$1.59	$1.18

Basic weighted average common shares outstanding	8,064	8,403	8,672
Effect of dilutive securities - Options	89	63	180

Diluted weighted average common and potential common shares outstanding	8,153	8,466	8,852

Diluted net income per share	$1.57	$1.57	$1.16

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

          Recent changes in accounting standards-In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123” (SFAS 148). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for our financial statements beginning April 1, 2002. The Company has not determined whether it will voluntarily change to the fair value based method of accounting for stock-based compensation.

2. Summary of Significant Accounting Policies - continued

          On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity’s classification of the following freestanding instruments: mandatory redeemable instruments, financial instruments to repurchase an entity’s own equity instruments and financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (a) a fixed monetary amount known at inception or (b) something other than changes in its own equity instruments. SFAS 150 is effective for periods beginning after June 15, 2003. The Company’s adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

          In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after March 31, 2003. Management does not expect the adoption of this Interpretation to have a material impact on the Company’s financial position or results of operations.

          In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company’s financial position or results of operation.

3. Marketable Securities

          The Company acquired equity securities listed in Hong Kong.

	March 31,

	2002	2003

Cost	$1,081	$5,176

Market value	$1,115	$4,821

          Unrealized gain (loss) for the years ended March 31, 2001, 2002 and 2003 were $nil, $34 and $(355), respectively.

          Net proceeds from sale of marketable securities for the year ended March 31, 2002 and 2003 were $578 and $nil, and realized gains from sale of marketable securities for the year ended March 31, 2002 and 2003 were $85 and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4. Inventories

          Inventories by major categories are summarized as follows:

	March 31,

	2002	2003

Raw materials	$7,368	$7,432
Work in progress	3,213	4,454
Finished goods	2,644	2,898

	$13,225	$14,784

     5.     Property, Plant and Equipment

          Property, plant and equipment consists of the following:

	March 31,

	2002	2003

At cost:
Leasehold land and buildings	$4,957	$4,957
Plant and machinery	21,953	22,160
Furniture, fixtures and equipment	10,773	11,332
Motor vehicles	2,526	2,577
Leasehold improvements	3,628	3,942

Total	43,837	44,968
Less: accumulated depreciation and amortization	(23,025)	(26,943)
Construction in progress	3,982	11,598

Net book value	$24,794	$29,623

6. Credit facilities and pledged assets

          The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2002 and 2003 these facilities totalled $19,515, and $20,839, respectively, of which short-term bank loans, interest bearing at 5.85% per annum of $482 was utilized at March 31, 2002 and none was utilized at March 31, 2003. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks’ prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company’s facilities except that at March 31, 2002 and 2003, cash of $2,762 and $2,366, respectively, and leasehold land and buildings of net book value $1,348 and $1,318, respectively, have been pledged as collateral for the above facilities. At March 31, 2002, the Company also issued standby letters of credit of $516 and $1,936 as a guarantee for the short-term bank loans and a guarantee to certain non-trade creditors respectively. Both letters of credit were released during the year.

          The restricted cash at March 31, 2002 and 2003 also included $99 and nil deposited into a bank account designated by the Chinese customs department as a guarantee for the payment of customs duties.

7. Other Accrued liabilities

          Other accrued liabilities consist of the following:

	March 31,

	2002	2003

Value added tax payable	$804	$695
Accrued expenses	227	235
Provision for tax risks	—	801
Commission expenses	56	109
Others	662	611

	$1,749	$2,451

8. Income Taxes

          The components of income before income taxes and minority interests are as follows:

	Year ended March 31,

	2001	2002	2003

Hong Kong	$1,462	$1,245	$5
China and others	12,284	13,539	15,352

	$13,746	$14,784	$15,357

          Hong Kong

          The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

8. Income Taxes - continued

          China

          The Company’s subsidiaries incorporated in China are subject to Chinese income taxes at the applicable tax rate (currently 10-15%) on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from Chinese income tax for two years starting from the first profit-making year, followed by a 50% exemption for the next three years. The 50% exemption for Jetcrown Industrial (Shenzhen) Limited (“Jetcrown Shenzhen”) (a subsidiary of the Company) expired on December 31, 1995 but was further extended from 1999 to 2001. The Company’s other Chinese subsidiaries were either making losses or exempted from income tax in the years ended March 31, 2001, 2002 and 2003.

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

          During the years ended March 31, 2001, 2002 and 2003, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $428, $nil and $323, respectively.

          Had these tax holidays and concessions not been available, the tax charge would have been higher by $866, $272 and $611 and the basic net income per share would have been lower by $0.11, $0.03 and $0.07 for the years ended March 31, 2001, 2002 and 2003 respectively, and diluted net income per share for the years ended March 31, 2001, 2002 and 2003 would have been lower by $0.11, $0.03 and $0.07, respectively.

          Others

          Certain of the Company’s income accrues in tax free jurisdictions and is not subject to any income taxes.

          The provision for income taxes consists of the following:

	Year ended March 31,

	2001	2002	2003

Current tax
- Hong Kong	$387	$251	$3,674
- China	(72)	284	152
Deferred tax	—	—	—

	$315	$535	$3,826

          A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,

	2001	2002	2003

Statutory tax rate in Hong Kong	16.0%	16.0%	16.0%
Effective different tax rate in other jurisdictions	(9.3)	(1.4)	(1.6)
Tax holidays and concessions	0.9	3.0	(4.8)
Income not subject to taxation	(8.2)	(14.5)	(6.8)
Increase (decrease) in valuation allowances	2.1	0.2	(2.0)
Under provision of income tax in previous year	0.3	0.1	0.5
Additional assessments for previous years (a)	—	—	23.0
Others	0.5	0.2	0.6

Effective tax rate	2.3%	3.6%	24.9%

(a)  The Company is in the final stages of a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. A provision of $3,532 being the directors’ best estimate of additional income tax assessments which are likely to arise on settlement has been charged to the consolidated income statement for the year ended March 31, 2003.

8. Income Taxes- continued

          The components of deferred income tax are as follows:

	March 31,

	2002	2003

Deferred tax asset:
Net operating loss carryforwards	$342	$—
Less: Valuation allowances	(310)	—

	32	—
Deferred tax liability:
Property, plant and equipment	(47)	(15)

Net deferred tax liability	$(15)	$(15)

9. Related Party Transactions

          During the years ended March 31, 2001 and 2002, the Company rented employee accommodation in China from Mr. S.K. Lee and Mr. M.C. Tam, executive officers of the Company and minority shareholders of Kwanasia, a subsidiary of the Company. Rentals charged by them to the Company were $12 and $12, for the years ended March 31, 2001 and 2002, respectively. No such rental arrangement was made in the year ended March 31, 2003.

          During the year ended March 31, 2001, the Company acquired a motor car from Unicrown Limited for $206, which approximated its fair value. Mr. Richard Lau, a director of the Company, has a beneficial interest in that company.

10. Commitments and Contingencies

          The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $2,262, $2,169 and $1,917 for the years ended March 31, 2001, 2002 and 2003, respectively.

          At March 31, 2003, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2004	$1,220
2005	662
2006	550
2007	540
2008	287

Total minimum lease payments	$3,259

          At March 31, 2003, the Company had capital commitments for plant and machinery totalling $3,850 which is expected to be disbursed during the year ending March 31, 2004.

          The Company has contracted with some building contractors to construct the company’s new factory plant in Dongguan, the PRC. The budgeted costs of the whole project are estimated to be $13,650. At March 31, 2003, a total of $11,401 has been paid on the project and is recorded in construction in progress.

11. Shareholders’ Equity

          On July 8, 2002, the Company completed a three-for-two stock split. In conjunction with this stock split, the authorized share capital has been increased from 20,000,000 to 30,000,000 common shares. The par value of common stock has been changed to nil at the same time. No fractional shares were issued and 41 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

12. Employee Benefits

          The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $142, $281 and $260 for the years ended March 31, 2001, 2002 and 2003, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan ceased on November 30, 2000. According to the Mandatory Provident Fund (“MPF”) legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employees) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2001, 2002 and 2003 amounted to $30, $66 and $63, respectively.

13. Stock Option Plan

          On March 15, 1995, the Company adopted a stock option plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 675,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 366,000 shares making a total of 1,041,000 shares of common stock available under the stock option plan. On January 10, 2002, the Company adopted another stock option plan to purchase up to 750,000 shares of Common Stock. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with parenthetical weighted average prices per share) is as follows:

	Number of stock options

	Year ended March 31,

	2001	2002	2003

Outstanding at beginning of the year ($8.39 for 2001 and $9.83 for 2002 and $10.95 for 2003)	660,000	300,000	1,076,250
Granted during the year ($10.53 for 2001 and $11.33 for 2002)	15,000	801,000	—
Exercised during the year ($7.32 for 2001, $9.83 for 2002 and $10.32 for 2003)	(375,000)	(24,750)	(408,500)

Outstanding and exercisable at end of the year ($9.83 for 2001, $10.95 for 2002 and $11.33 for 2003)	300,000	1,076,250	667,750

Range of exercise price per share	$6.67 to $9.83	$9.83 to $11.33	$11.33

          The weighted average remaining contractual life of the share options outstanding at March 31, 2003 was 8.83 years. At March 31, 2002 and March 31, 2003, there were nil options available for future grant under the plans.

14. Concentrations of Credit Risk and Major Customers

          A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2001, 2002 and 2003 are as follows:

	Percentage of net sales
	Year ended March 31,

	2001	2002	2003

Epson Precision (H.K.) Limited	13.0%	17.5%	22.3%
Digidesign, Inc.	*	*	13.5%
Inter-Tel Incorporated	20.0%	11.6%	13.0%
VTech Telecommunications Limited	17.6%	15.3%	11.6%
Kyocera Mita Industrial Co. (H.K.) Limited	18.7%	13.6%	10.9%

•     Less than 10%

          Sales to the above customers relate to both injection-molded plastic parts and electronic products.

14. Concentrations of Credit Risk and Major Customers - Continued

          Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2002 and 2003, respectively, are as follows:

	Percentage of
	accounts
	receivable

	March 31,

	2002	2003

Largest receivable balances	67.0%	65.5%

          The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 2001, 2002 and 2003 and there was no provision for bad debts at the beginning and end of the three years ended March 31, 2001, 2002 and 2003.

15. Fair Value of Financial Instruments

          The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and short-term bank loans are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

16. Segment Information

          The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

          The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

          Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Year ended March 31,

	2001			2002			2003

		Intersegment			Intersegment			Intersegment
	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)

Segment:
Injection molded plastic parts	$50,531	$270	$12,360	$47,504	$—	$13,010	$50,975	$1,068	$12,687
Electronic products	28,647	25	3,003	33,672	15	2,067	38,221	8	3,313
Metallic parts	5,906	3,942	(1,581)	4,987	2,828	(258)	5,542	2,757	(643)

Segment total	$85,084	$4,237	$13,782	$86,163	$2,843	$14,819	$94,738	$3,833	$15,357
Reconciliation to consolidated totals:
Sales eliminations	(4,237)	(4,237)	—	(2,843)	(2,843)	—	(3,833)	(3,833)	—
Goodwill amortization not allocated to segment	—	—	(36)	—	—	(35)	—	—	—

Consolidated totals:
Net sales	$80,847	$—		$83,320	$—		$90,905	$—

Income before income taxes and minority interests			$13,746			$14,784			$15,357

16.     Segment Information - Continued

	Year ended March 31,

	2001		2002		2003

	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$1,136	$—	$719	$—	$396	$—
Electronic products	139	6	70	26	26	6
Metallic parts	17	—	14	—	4	—

Consolidated total	$1,292	$6	$803	$26	$426	$6

	Year ended March 31,

	2001			2002			2003

			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$60,704	$11,817	$2,625	$68,165	$3,916	$2,921	$80,335	$8,868	$3,082
Electronic products	26,821	1,589	1,437	24,508	335	1,444	26,400	532	1,190
Metallic parts	6,149	520	941	4,477	146	518	4,563	331	420

Segment totals	$93,674	$13,926	$5,003	$97,150	$4,397	$4,883	$111,298	$9,731	$4,692
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(10,721)	—	—	(2,884)	—	—	(5,604)	—	—
Goodwill not allocated to segments	513	—	36	478	—	35	478	—	—

Consolidated totals	$83,466	$13,926	$5,039	$94,744	$4,397	$4,918	$106,172	$9,731	$4,692

          All of the Company’s sales are coordinated through the Hong Kong subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,

	2001	2002	2003

Net sales
China	$44,078	$46,876	$53,503
United States of America	18,282	19,375	25,949
Hong Kong	15,557	11,690	2,838
Europe	1,763	4,053	7,435
Others	1,167	1,326	1,180

Total net sales	$80,847	$83,320	90,905

          The location of the Company’s identifiable assets is as follows:

	March 31,

	2001	2002	2003

Hong Kong	$47,520	$53,156	$58,579
China	35,433	41,110	47,115
Goodwill	513	478	478

Total identifiable assets	$83,466	$94,744	$106,172

17. Subsequent event

          On April 2, 2003, the Company announced the purchase of its previously leased facilities for the Company’ electronics and metallics operations in Dongguan, China. The cost of the acquisition is approximately $4,100.

ITEM 19. EXHIBITS

     The following documents are filed as exhibits herewith:

Exhibit No.	Description

1.1	Memorandum and Articles of Association (as amended through March 7, 1995) (incorporated by reference to Exhibit 3.1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on June 19, 1995).

1.2	Amendment to Memorandum and Articles of Association filed with BVI Registry of Companies on July 19, 1995 (incorporated by reference to Exhibit 1.2 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

1.3	Notice of amendment of Memorandum and Articles of Association, with Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.3 to Deswell’s Form 8A/A (Amendment No. 1) filed with the SEC on August 14, 2002).

1.4	Notice of amendment of Memorandum and Articles of Association (“Amendment No. 2”), with Notice of Increase in Authorised Capital and Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.4 to Deswell’s Form 8A/A (Amendment No. 2) filed with the SEC on August 14, 2002)

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	Facility letter dated December 13, 2001 between UFJ Bank Limited (previously named The Sanwa Bank Limited) and Jetcrown Industrial Limited (incorporated by reference to the exhibit 4.1 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2002 filed with the SEC on July 9 , 2002).

4.2	Facility letter dated April 16, 2002 between Standard Chartered Bank and Jetcrown Industrial Limited

4.3	Facility letter dated February 20, 2002 and May 2, 2003 between Standard Chartered Bank and Kwanasia Electronics Company Limited (Facility letter dated February 20, 2002 incorporated by reference to Exhibit 4.3 of registrant’s Form 20-F for the year ended March 31, 2002, filed with the SEC on July 9, 2002.

4.4	Facility letter dated February 10, 2003 between Fortis Bank Asia HK and Kwanasia Electronics Company Limited.

4.5	Facility letter dated November 29, 2002 between UFJ Bank Limited and Kwanasia Electronics Company Limited.

4.6	Revolving Short-term Renminbi Loan Facility letter dated November 28, 2002 between UFJ Bank Shenzhen Branch and Dongguan Kwan Hong Electronics Co., Limited.

4.7	Revolving Short-term Renminbi Loan Facility letter dated May 6, 2003 between Standard Chartered Bank Shenzhen Branch and Dongguan Kwan Hong Electronics Company Limited.

4.8	Tenancy Agreement dated May 29, 2002 between Shekou Yu Yi Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st and 2nd Floor, Block A, Wing Village Industrial Estate, Shekou, Shenzhen

4.9	Tenancy Agreement dated May 30, 2003 between Shekou NanShui Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 2nd to 5th Floor, Block E, Wing Village Industrial Estate, Shekou, Shenzhen.

4.10	Extension from May 1, 2003 to April 30, 2004 of and including Tenancy Agreement dated April 9 and 11, 2001 between Shekou East Empire Industrial Company Limited and Jetcrown Industrial (Shenzhen) Limited for the 2nd Floor to 5th Floor, Block H, Wing Village Industrial Estate, Shekou, Shenzhen.

4.11	Tenancy Agreement dated December 31, 2002 between Shekou Tai Shen Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for Block D (five floors

Exhibit No.	Description

total) Wing Village Industrial Estate, Shekou, Shenzhen.

4.12	Tenancy Agreement dated January 2, 2003 between Shekou District Yu Yee Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st to 5th Floor, Block F, Wing Village Industrial Estate, Shekou, Shenzhen.

4.13	Tenancy Agreement dated December 27, 2002 between Shekou Wan Ha Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for Room 203, 205-208, 210-212, 214, 216-217, 302-305, 307, 309, 310, 312-317, 401, 403-405, 407-416, Complex Building, Wan Sha Village, Shekou, Shenzhen and Room 201-203, 205-208, 210-214, 305, 307-310, 402-405, 407, 409, 413-414, 416, 502-504, 506-507, 510, 513-516, 601, 603-607, 609-616, 701-716, Block C1, New Wing Village, Shekou.

4.14	Contract on Land and Factory dated February 28, 2003 between Dongguan City Cheung On Town Siu Bin Estate Member Committee and Dongguan Kwan Hong Electronics Co. Ltd. for the land and factory and dormitory buildings on the area between Siu Bin Reservoir and Sai Cheong Road, the second Industrial Zone, Siu Bin Estate, Cheung On Town, Dongguan City and the Attestation Deed dated May 14, 2003

4.15	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.16	2003 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2003 Annual Meeting of Stockholders submitted to the SEC under cover of Form 6-K on September 15, 2003.)

8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 20 of this report)

11.1	Consent of BDO International to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

11.2	Consent of Deloitte Touche Tohmatsu to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: September 15, 2003	By:	/s/ Richard Lau

Richard Lau
Chairman of the Board and
Chief Executive Officer