Form 20-F
period 2004-03-31
DESWELL INDUSTRIES INC
filed 2004-07-16
CIK 946936

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended:	Commission File Number:
March 31, 2004	0-26448

DESWELL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

     Securities registered pursuant to Section 12(g) of the Act:

Common shares, no par value per share

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

     As of March 31, 2004, there were 9,149,085 common shares of the registrant outstanding.

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

Item 17 [  ] Item 18 [X]

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

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Independent Auditors’ Report” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the United States dollar, and the functional currency of the Company’s subsidiaries are Hong Kong dollar and Chinese renminbi. All dollar amounts (“$”) set forth in this Report are in United States dollars, the references to HK$ refer to Hong Kong dollars and RMB to Chinese renminbi.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data (1)

     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2004, and the balance sheet data as of March 31, 2003 and 2004 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2000 and 2001, and the balance sheet data as of March 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements, which are not included in this Report.

	(In thousands, except per share and percentage data)
	Year ended March 31,
	2000	2001	2002	2003	2004
Income Statement Data
Net sales	$60,958	$80,847	$83,320	$90,905	$97,195
Cost of sales	38,262	52,596	54,448	61,006	66,105

Gross profit	22,696	28,251	28,872	29,899	31,090
Selling, general and administrative expenses	11,970	15,414	14,939	15,354	14,718

Operating income	10,726	12,837	13,933	14,545	16,372
Interest expense	(3)	(6)	(26)	(6)	(16)
Other income, net	898	915	877	818	910

Income before income taxes	11,621	13,746	14,784	15,357	17,266
Income taxes	890	315	535	3,826	589

Income before minority interests	10,731	13,431	14,249	11,531	16,677
Minority interests	433	621	925	1,288	1,957

Net income	$10,298	$12,810	$13,324	$10,243	14,720

Basic earnings per share (2)(3)	$1.27	$1.59	$1.59	$1.18	$1.62

Average number of shares outstanding–basic (2)(3)	8,118	8,064	8,403	8,672	9,109
Diluted earnings per share (3)	$1.26	$1.57	$1.57	$1.16	$1.56
Average number of shares outstanding–diluted (2)(3)	8,174	8,153	8,466	8,852	9,440
Statistical Data:
Gross margin	37.2%	34.9%	34.7%	32.9%	32.0%
Operating margin	17.6%	15.9%	16.7%	16.0%	16.8%
Dividends per share (3)	$0.59	$0.59	$0.86	$0.77	$0.94

	At March 31,
	2000	2001	2002	2003	2004
Balance Sheet Data
Working capital	$44,727	$47,356	$54,922	$58,223	$52,876
Total assets	71,841	83,466	94,744	106,172	113,534
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	482	—	—
Shareholders’ equity	53,031	63,877	69,651	81,846	89,730

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in July 2002 (see Note 11 of Notes to Consolidated Financial Statements).

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

     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2004, we maintained fire, casualty and theft insurance aggregating approximately $39,576,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

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

     Under applicable Chinese law, we have been afforded a number of tax concessions by the Chinese taxing authorities and have avoided paying taxes on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese plastic manufacturing subsidiary for at least five years. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Currently, under the Chinese tax system we can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. We reinvested a portion of our profits of $4,000,000, from our Chinese plastic manufacturing subsidiary for the year ended December 31, 2001 and, we are subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2001. For the tax years commencing January 1, 2002, 2003 and 2004, the Company is subject to taxes of 10%, 10% and 15% respectively, on these operations and has made a provision for taxes for the 2002, 2003 and 2004 tax years on its financial statements at and for the years ended March 31, 2003 and 2004, respectively. Following the Chinese government’s program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds.

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

     Political and economic instability of Hong Kong and Macao could harm our operations.

     In August 2003, we set up a new administration and accounting office in Macao, formerly a Portuguese Colony and in December 2003 closed our office in Hong Kong, formerly a British Crown Colony. Some of our customers and suppliers remain in Hong Kong. Sovereignty over Hong Kong and Macao were transferred to China effective on July 1, 1997 and December 20, 1999, respectively. Since their transfers, Hong Kong and Macao have become Special Administrative Regions of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Hong Kong and Macao. Under the principle of “one country, two systems,” Hong Kong and Macao maintain legal systems that are different from that of China. Hong Kong’s legal system is based on the Basic Law of the Hong Kong Special Administrative Region and, similarly, Macao’s legal system is based on the Basic Law of the Macao Special Administrative Region. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s recent accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong and Macao remain uncertain, and any instability could have an adverse impact on our business.

We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us.

     Historically, a substantial percentage of our sales have been to a small number of customers. Our four largest customers during the year ended March 31, 2004 were Digidesign Inc., VTech Telecommunications Limited, Epson Precision (H.K.) Limited and, Inter-Tel Incorporated. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2004 and accounted for an aggregate of 49.1%, 60.4% and 61.1%, respectively, of our total net sales during the years ended March 31, 2002, 2003 and 2004, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.

We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.

     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,
	2002	2003	2004
Resins cost as a % of plastic products sold	52%	53%	52%
Resins cost as a % of total cost of goods sold	25%	25%	25%

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

     Over the last few years we have been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined by:

•	2.7%, from 32.9% during the year ended March 31, 2003, to 32.0% during the year ended March 31, 2004,

•	5.2%, from 34.7% during the year ended March 31, 2002, to 32.9% during the year ended March 31, 2003, and

•	0.6%, from 34.9% during the year ended March 31, 2001 to 34.7% during the year ended March 31, 2002.

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

     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa, Malaysia and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2004, approximately 61% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in China, the United States, Europe and Hong Kong. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

Messrs. Lau, Li and Leung founded our company and have played integral roles in the management, growth and development of our company in general and our plastic injection molding business in particular. They have developed and maintain relationships with several of our key customers in our plastic injection molding business. Mr. S. K. Lee and Mr. M. C. Tam founded our electronic products manufacturing business and have developed and continue to manage it since we acquired control of the business from them. Mr. Dickson Lam has developed and maintains several key relationships with our key customers in our electronic and plastic injection products manufacturing business. We have no employment contracts with any of these executives and their loss would require us to find executives suitable to replace them, which could be difficult and disruptive to our business. Customers with whom they have relationships may cease to deal with us or choose to use a competitor for a greater portion of their business, resulting in our loss of sales.

The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.

     Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own approximately 37.4% our shares at June 30, 2004. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

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

     In addition, because the Company is a foreign private issuer, certain of the corporate governance standards of The Nasdaq Stock Market that are applied to domestic companies having securities included on The Nasdaq Stock Market may not be applied to us or their effectiveness may be delayed beyond the effective date applicable to domestic companies.

     Because of these exemptions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States or with securities included on The Nasdaq Stock Market.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of Deswell

     The Company was incorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s registered agent in the British Virgin Islands is HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 322096 and its facsimile number is (853) 323265.

     Deswell developed from the initial incorporation of Jetcrown Industrial Limited, a Hong Kong limited liability company (“Jetcrown”), in February 1987. Richard Lau, C. P. Li and C. W. Leung founded Jetcrown to manufacture injection-molded plastic parts for OEMs and contract manufacturers. Jetcrown is the ultimate predecessor of the Company as restructured in March 1994. In January 1990, Jetcrown Industrial (Shenzhen) Limited, a limited liability China foreign operation (“Jetcrown Shenzhen”), was organized to conduct the Company’s manufacturing operations in China and Jetcrown’s manufacturing operations were relocated to China in 1990. Marcon Enterprises Limited, a British Virgin Islands International Business Company (“Marcon”), was organized in July 1991 to hold the beneficial ownership of Jetcrown Shenzhen and to supervise the latter’s manufacturing operations. Marcon has been dormant since April 2003 and was sold to a third party in October 2003. Richtex Services Limited (“Richtex”), a Hong Kong limited liability company, was organized in November 1991 to serve as Marcon’s local agent and to discharge Marcon’s duties to supervise the manufacturing operations of Jetcrown Shenzhen. Richtex was deregistered from the Company Registry in March 2004.

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

     The Company’s incorporation in the British Virgin Islands in December 1993 was part of a restructuring in which Deswell Industries, Inc. was organized to become the ultimate parent holding company of the companies engaged in actual business operations and to spin off to Messrs. Lau, Li and Leung other companies that hold real estate in Hong Kong. This restructuring, which was completed in March 1994 involved the following steps. First, on December 13, 1993, the Company (i) allotted a total of 2,539 common shares to provide the initial capital of the Company and (ii) acquired the entire issued share capital of Leesha Holdings Limited, the former ultimate parent company, in exchange for which it issued a total of 3,387,304 common shares. These shares were issued in equal portions to Messrs. Lau, Li and Leung, the former shareholders of Leesha Holdings Limited. Second, on March 22, 1994, the Company acquired the entire issued share capitals of Jetcrown, Marcon (including its interest in Jetcrown Shenzhen) and Richtex from Leesha Enterprises Limited, a wholly owned subsidiary of Leesha Holdings Limited and a second-tier holding company, in exchange for which the Company issued an aggregate of 7,618 common shares in equal proportions to Messrs. Lau, Li and Leung. Third, also on March 22, 1994, the Company acquired Leesha Enterprises Limited’s 50.00005% interest in Kwanasia in exchange for the issue of 2,539 common shares in the Company in equal proportions to Messrs. Lau, Li and Leung and the assignment of a debt due to Jetcrown of approximately $465,000 relating to the original purchase of Kwanasia. Finally, on March 22, 1994, the Company made a distribution in specie of the entire share capital of Leesha Holdings Limited to Messrs. Lau, Li and Leung. The immediate effect of this restructuring was that the Company wholly owned Jetcrown, Marcon (which wholly owned Jetcrown Shenzhen) and Richtex and also owned 51% of the outstanding capital stock of Kwanasia (which, in turn had a 100% economic interest in Shenzhen Kwanam). Messrs. Lee and Tam owned the balance of Kwanasia. In 1995, this restructuring was fine-tuned for tax purposes, with the Company forming two new corporations, Union International Limited (which changed its name to Integrated International Limited on May 1, 1996) (“Integrated”) and Oriental Enterprises Limited (which changed its name to Bright Oriental Enterprises Limited on May 1, 1996) (“Oriental Enterprises”), both corporations organized under the laws of Western Samoa. Integrated issued its shares proportionately to Deswell and Messrs. Lee and Tam in exchange for all outstanding capital stock of Kwanasia respectively held by them, with the result that through February 1998, Integrated was 51%-owned by Deswell and 49%-owned by Messrs. Lee and Tam. In March 1998, Messrs. Lee and Tam together sold 5% shareholding interest in Integrated to another minority shareholder. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from Messrs. Lee and Tam in exchange for the issuance to Messrs. Lee and Tam of an aggregate of 251,880 common shares of Deswell. Integrated in turn owns all of the outstanding capital stock of Kwanasia. Messrs. Lee and Tam still own, in equal shares, 24% of the capital stock of Integrated and continue to serve as the executives in charge of administrative and manufacturing operations, respectively, for the Company’s contract manufacturing operations for electronic products and subassemblies. See Item 6 Directors, Senior Management and Employees.

     As part of the Company’s fine-tuning for tax purposes, Oriental Enterprises was organized as a wholly-owned subsidiary of Integrated and it was assigned Kwanasia’s joint venture interest in Shenzhen Kwanam and assumed Kwanasia’s rights and responsibilities under the Shenzhen Kwanam joint venture. With the completion during the year ended March 31, 1998 of the purchase of CTC’s 30% joint venture interest in Shenzhen Kwanam pursuant to the Buy-out Agreement, Shenzhen Kwanam became a wholly owned subsidiary of Oriental Enterprises. Shenzhen Kwanam was closed on January 1, 2004 upon the expiration of its 10-year business license. Oriental Enterprises has been dormant since April 2002 and was sold to a third party in October 2003.

     In October 1996, Integrated acquired a 64.9% interest in Kwanta Precision Metal Products Co., Ltd. (“Kwanta”), a corporation organized under the laws of Hong Kong, for $64,000, which was paid in cash. In April and July 1999, Integrated acquired the remaining 35.1% interest in Kwanta for $6,000, which was paid in cash. Kwanta manufactures metallic molds and accessory parts for use in audio equipment, copying machines and fax machines. Kwanta supplies metallic molds for the Company’s plastic and electronic operations and manufactures metal parts for OEMs and contract manufacturers, including the Company. Since September 2002, the Company’s metallic manufacturing operation was shifted to Kwan Hong and Kwanta has been dormant since then.

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

     In April 2000, Integrated organized Digiwave Limited (originally named Wisetop Technology Limited), a limited liability Hong Kong Company, to carry on original design manufacturing, or ODM, in connection with our electronic manufacturing business. Digiwave was deregistered from the Company Registry in March 2004.

     In June 2000, the Company organized Jetcrown Industrial Sdn. Bhd. (“JISB”), a limited liability Malaysian Company, to establish a representative office in Dongguan, China to handle our overseas plastic injection product sales. On May 22, 2001, the Company’s representative office successfully obtained a registration certificate to allow it to do business from the Chinese Government and it commenced business in August 2001. The representative office was deregistered with the Chinese Government in January 2004 and JISB has been dormant since December 2003.

     In August 2001, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronic businesses. The capital stock of J&K OEM was owned 51% by Deswell, 39% by Dickson Lam, Deswell’s Director of Marketing for plastic and electronic products, and 10% by two other individuals, who were employees of J&K OEM. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated a new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that is wholly-owned by Triumph Wise. The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam and 10% by two other individuals, who are now employees of J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and J&K OEM has been dormant since then.

     In March 2003, the Company also organized Rainbow Hill Limited, a 100% owned British Virgin Islands International Business Company, in order to establish another new 100% owned Macao incorporated company, namely Jetcrown Industrial (Macao Commercial Offshore) Limited (“JIMCO”). In August 2003, JIMCO was incorporated and obtained business license approval to carry out offshore trading activities in Macao.

     In October 2003, the Company organized Ideatop Holdings Limited (“Ideatop”), a British Virgin Islands International Business Company to hold the beneficial ownership of Jetcrown Industrial (Shenzhen) Limited. The registration with the Chinese Government was approved in December 2003.

     In October 2003, the Company also organized Joint Harvest Industries Limited, a British Virgin Islands International Business Company and 100% owned by Integrated, in order to establish another new 100% owned Macao incorporated company, namely Kwanasia Electronics (Macao Commercial Offshore) Limited (“KEMCO”). In April 2004, KEMCO was incorporated and obtained business license approval to carry out offshore trading activities in Macao.

     In December 2003, the Company also organized Spring Fountain Investments Limited, a British Virgin Islands International Business Company and 100% owned by Integrated for investment holding purpose.

     For a chart showing the Company’s organizational structure at March 31, 2004 (which excludes companies that were dormant at, or sold prior to, that date), see “Organizational Structure,” below.

Capital Expenditures

     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2004 include the following:

	2002	2003	2004
Purchase of property, plant and equipment	$4,397,000	$9,731,000	$19,862,000
Proceeds from the sale of property, plant and equipment	276,000	127,000	430,000

     Principal capital expenditures made and currently in progress relate to improvements we are constructing and have constructed on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories is planned to occur in three to four phases. The pace of construction depends on our financial situation and future operating results.

     Through March 31, 2004, Deswell spent an aggregate of approximately $12 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 440,000 square feet of factory space, an 85,000 square foot amenity center and 95,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003 with interior build-out finished in June 2003. After installation of machinery and final touch up, Phase I of the new factory became operational at the end of November 2003. During the same period, approximately $12 million was used to expand the Company’s injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery.

     Following completion of space built through Phase I, we estimate spending an aggregate of approximately $6 million for the second phase of construction, which will comprise an additional two factory building units covering approximately 220,000 square feet and three additional dormitory units of approximately 195,000 square feet. Phase III of construction, with a planned investment of $10 million, will consist of an approximate 110,000 square foot office building, an additional 370,000 square feet of factory space and one additional dormitory unit of 95,000 square feet. Phase IV of construction, which will consist of an additional two dormitory units and two other buildings, is planned for the long-term, with construction to begin following completion of Phase III, as resources become available.

     In July 2003, Deswell’s electronic & metallic subsidiary completed the $4.1 million acquisition of 240,000 square feet of land and 400,000 square feet of factory buildings and accommodations in Cheung On, Dongguan. These premises were previously leased from a local government unit for the Company’s electronics and metallic operations.

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

     The Company produces a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include

•	cases and key tops for personal organizers;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	grips and rods for fishing tackle;

•	toner cartridges and cases for photocopy machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	double injection caps and baby products;

•	laser key caps; and

•	automobile components.

     Electronic products manufactured by the Company include

•	complex printed circuit board assemblies using surface mount (“SMT”), ball grip assembly (“BGA”) and pin-through-hole (“PTH”) interconnection technologies and

•	finished products which include

➢	telecommunication products such as special purpose telephones used as a private automated branch exchange (“IPBX”), a network terminal and an internet platform etc.,

➢	IP switches, routers, and

➢	sophisticated professional audio equipment such as power amplifiers, digital mixers, digital signal processors, etc.

     Metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, etc.

     As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, as a result of increased competition, Deswell has been forced to reduce the sales prices of its products during the years ended March 31, 2002, 2003 and 2004, which has resulted in lower gross profit margins during these years.

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

     Operations

     Plastic Injection Molding

     Plastic injection molding manufacturing accounted for 57.0%, 54.9% and 54.6% of the Company’s total sales during the years ended March 31, 2002, 2003 and 2004, respectively. At March 31, 2004, the Company conducted its plastic manufacturing operations in approximately 401,000 and 520,000 square feet of factory space in its factories located in Shekou, Shenzhen, China and Dongguan, Guangzhou, China, respectively.

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

     The mold-making process ranges from 25 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2004, the Company used 26 EDMs (electrical discharge machines), 25 CNC (computer numerical control) milling machines and 78 NC (numerical control) milling machines in the mold-making process.

     Deswell is continually adding equipment to expand its mold making and injection molding capabilities. During February to April 2002, the Company purchased 12 additional injection-molding machines with clamping force of 365 to 550 tons for approximately $1.5 million. These new injection-molding machines were installed in July 2002. In December 2002, the Company purchased five additional sets of injection-molding machines with clamping force of 368 to 650 tons for approximately $1 million. These new injection-molding machines, two of which have gas injection functionality, were installed in March 2003. In March 2003, the Company purchased four sets of precision double injection molding machines and one additional injection-molding machine with clamping force of 650 tons for an aggregate of approximately $1 million. These new injection-molding machines were installed in March and July 2003. During the year ended March 31, 2004, the Company purchased approximately $3.6 million worth of small- to medium-size machines and equipment, including 102 sets of Chen Hsong hydraulic injection machines with a clamping force of 55 tons to 218 tons; five sets of double-injection machines with a clamping force of 200 tons; nine sets of Fanuc electric precision-injection machines with a clamping force of 75 tons to 140 tons; four sets of Sumitomo high-speed precision-injection machines with a clamping force of 75 tons to 100 tons; two sets of high-precision large Makino electric discharge machines; and two sets of high-precision Mitsubishi wire-cut machines. Molds produced by the Company generally weigh from 220 to 12,000 pounds and generally cost between $3,000 and $500,000.

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

     During the year ended March 31, 2004, the Company made on average about 70 to 100 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

     Plastic Injection. During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2004, the Company had 356 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 80 to 100 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

     Electronic Products and Assemblies

     In an aggregate of approximately 216,000 square feet of factory space at March 31, 2004 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2002, 2003 and 2004, manufacturing of electronic products accounted for approximately 40.4%, 42.0% and 41.2%, respectively, of the Company’s total sales. During the same periods, manufacturing of finished products accounted for 96%, 97% and 99%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.

     In assembling printed circuit boards the Company purchases printed circuit boards, surface mounted components and chips and uses PTH, BGA and SMT interconnection technologies to assemble the other components onto the PCBs. Completed PCBs are checked by in-circuit-testers before delivery.

     PTH is a method of assembling printed circuit boards in which component leads are inserted and soldered into plated holes in the board. While this technology is several decades old and is labor intensive, it still has a significant market, particularly for consumer product applications.

     BGA is a method of mounting an integrated circuit or other component to a PCB. Rather than using pins that consume a large area of the PCB, the component is attached to the circuit board with small balls of solder at each contact. This method allows for greater component density and is used in more complex PCBs.

     SMT is the method of assembling printed circuit boards in which components are fixed directly to the surface of the board, rather than being inserted into holes. With this process, solder is accurately stenciled in paste form on pads located on the printed circuit board, the components are then placed onto the solder paste and heated to the point of melting the paste (a process called “reflow”) to establish a strong solder joint. The SMT process allows for more miniaturization, cost savings and shorter lead paths between components (which results in faster signal speed and improved reliability). Additionally, it allows components to be placed on both sides of the printed circuit board, a major factor in the miniaturization process.

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

     Metal Parts Manufacturing

     In an aggregate of approximately 117,000 square feet of factory space at March 31, 2004 located at facilities in Dongguan, China next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 2.6%, 3.1% and 4.2% of Deswell’s total sales during the years ended March 31, 2002, 2003 and 2004, respectively.

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

     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2002, 2003 and 2004.

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

     The Company is working toward having its plastic injection manufacturing plant obtain QS-9000 qualifications. QS-9000 is an internationally recognized set of quality system requirements for the automotive industry, in which industry leaders such as Chrysler, Ford and General Motors set out their fundamental quality system expectations for internal and external suppliers of production and service parts and materials. The Company is on course to achieve QS-9000 certification by mid-2005.

     Raw Materials, Component Parts and Suppliers

     Plastic Resins. The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene), which in the years ended March 31, 2002, 2003 and 2004 averaged approximately 52%, 53% and 52%, respectively, of the Company’s cost of plastic products sold and 25%, 25% and 25%, respectively, of the Company’s total cost of goods sold. Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.

     The Company used in excess of 14,720,000 pounds of plastic resins during the year ended March 31, 2004 Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

     Raw Metal. The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2002, 2003 and 2004. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

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

     Customers and Marketing

     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in Asia (Hong Kong, Japan and China), the United States and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2002, 2003 and 2004. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2002, 2003 and 2004:

Geographic areas	2002	2003	2004
China	56.3%	58.9%	51.6%
United States	23.2	28.5	38.4
Europe	4.9	8.2	5.9
Hong Kong	14.0	3.1	2.3
Others	1.6	1.3	1.8

Total	100.0%	100.0%	100.0%

     The Company markets its products and services to existing customers through direct contact with the Company’s management and direct sales personnel. The Company’s sales personnel attend trade shows advertise in trade publications such as Modern Plastics International and Injection Molding. Collecting information from trade-show, as well as websites, Deswell’s marketing staffs contacts existing and potential customers directly by telephone, mail, fax, e-mail via the Internet and in person, stressing Deswell’s capability as a complete solution provider for plastic injection mold design, tooling and molding as well as an electronics manufacturing services, or EMS, provider of advanced technology manufacturing processes and flexible logistic services.

     Major Customers

     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2004 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 2002, 2003 and 2004.

		Year ended March 31,
Customer	Product	2002	2003	2004
Digidesign, Inc.	Professional audio equipments	*	13.5%	17.8%
VTech Telecommunications Limited	Telephones and organizers	15.3%	11.6%	17.6%
Epson Precision (H.K.) Limited	Plastic components	17.5%	22.3%	15.4%
Inter-Tel Incorporated	Telephones	11.6%	13.0%	10.3%

*	Less than 10%.

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

Organizational Structure

     The chart below illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2004.

Property, Plants and Equipment

     Macao

     The Company leases Unit 17B and 17E, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party for a term of two years to July 2005. The premises are used as administrative and accounting office for the Company and for its marketing office respectively. The monthly rent is approximately $2,000.

     Hong Kong

     The Company disposed the previously owned Unit 516-517, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong to an unaffiliated party in December 2003. The premises were previously used for accounting and logistic support of its plastic injection molding operations in China.

     The Company owns Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong. This property has been vacant since July 2002 and is leased to an unaffiliated party for a term of three years to October 2006. The Company leases from an unaffiliated party Unit 605, Hong Leong Industrial Complex, No. 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong for use as a support office for its electronic and metal operations. The lease expires in July 2004.

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

     At March 31, 2004 the Company leased approximately 288,000 square feet of manufacturing space at Block A, 1/F-2/F, Block B, 1/F-3/F, Block D, 1/F-5/F, Block F, 1/F-5/F, and Block H, G/F and 2/F-5/F Wing Village Industrial Estate, Shekou, Shenzhen, China which are used for its plastic injection molding operations. These factory premises are leased from the local Chinese government and third parties under separate leases expiring from April 2004 to December 2007. The aggregate monthly rent is approximately $63,100.

     In January 2000, the Company acquired under sale and purchase agreement with the local government party an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings. As at March 31, 2004, there were 440,000 square feet of factory space, 85,000 square feet of amenity space and 95,000 square feet of dormitory built and operational. At March 31, 2004, the Company also leased approximately 58,100 square feet of manufacturing space and 22,400 square feet of ancillary dormitory space at Huangguan Industrial Estate, Houjie Town, Dongguan, Shenzhen, China, which are used for its plastic injection molding operations. The premises are leased from a third party expiring in July 2004. The aggregate monthly rental is approximately $8,100.

     The Company leases space at various locations near its plastics manufacturing factories in Shekou and Dongguan that it uses as dormitories for factory workers. Management estimates that the space leased for dormitories approximated 76,900 square feet and 27,100 square feet at March 31, 2004 in Shekou and Dongguan, respectively. The facilities are leased for period of one year, expiring from May 2004 to December 2004. The aggregate monthly rental is approximately $15,900. The Company has acquired under purchase and sale agreements with third parties an aggregate of approximately 24,600 square feet of additional space at various locations near its plastics manufacturing operations in Shenzhen, which are also used as dormitories for factory workers.

     In July 2003, the Company completed the acquisition with a third party an aggregate of approximately 244,000 square feet of land and approximately 420,000 square feet of buildings, including six blocks of dormitory buildings, a canteen, a factory building, a car park and a guard room, at Cheung On, Dongguan, China, which was previously named Kwan Hong Building. This property was previously leased by the Company for the use in its contract electronic and metal manufacturing operations. The land use period is for 50 years from February 1, 2003 to January 31, 2053. The Company paid approximately $4,186,000 to acquire this property.

     At March 31, 2004, the Company leased approximately 69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China for its contract metal manufacturing operation. These premises are leased from third party expiring in May 2007. The aggregate monthly rental is approximately $7,800.

     In addition, the Company leases approximately 28,200 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from July 2004 to December 2005. The aggregate monthly rental is approximately $5,100.

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

     The Company’s plastics operations are the mainstay of its business and have historically accounted for the majority of its sales. The Company carries out all of its manufacturing operations in Southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to manage easily its manufacturing operations from Hong Kong, facilitates transportation of its products through Hong Kong and provides the Company’s plastic manufacturing operations with access to electricity from Hong Kong and to nearby water, both of which resources are needed in abundance to manufacture plastic parts and are often inadequate elsewhere in China.

     The Company’s earnings have benefited from favorable overall effective income tax rates of 3.6%, 24.9% and 3.4 % for the years ended March 31, 2002, 2003 and 2004, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. For information relating to the Company’s settlement of a tax dispute with the Hong Kong Inland Revenue Department, or IRD, in 2003 regarding whether Deswell should be assessed additional taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, see the discussion under “Year ended March 31, 2003 Compared to Year Ended March 31, 2002,” below. For information regarding Chinese governmental economic, fiscal, monetary or political policies or factors have affected or could materially affect Deswell’s operations and investments, please see “Item 3. Key Information – Risk Factors – We Face Numerous Risks as a Result of Our Operations in China And Hong Kong.”

     Currently, under the Chinese tax system Deswell can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. Deswell reinvested a portion of our profits of $4,000,000, from its Chinese plastic manufacturing subsidiary for the year ended December 31, 2001 and was subject to taxes of 7.5% on these operations for the remaining profits for tax year ended December 31, 2001. For the tax years commencing January 1, 2002, 2003 and 2004, the Company is subject to taxes of 10%, 10% and 15% respectively, on these operations and has made provision for taxes for the 2002, 2003 and 2004 tax years on its financial statements at and for the years ended March 31, 2003 and 2004.

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

     Deswell’s material operations are generally organized in three segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic & metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2004.

	Year ended March 31, 2002			Year ended March 31, 2003			Year ended March 31, 2004
	Plastic			Plastic			Plastic
	Injection-	Electronic		Injection-	Electronic		Injection-	Electronic
	Molding	& Metallic		Molding	& Metallic		Molding	& Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.2	78.8	65.3	57.0	79.4	67.1	60.4	77.2	68.0

Gross profit	44.8	21.2	34.7	43.0	20.6	32.9	39.6	22.8	32.0
Selling, general and administrative expenses	18.8	16.8	18.0	19.1	14.1	16.9	18.5	11.1	15.2

Operating income	26.0	4.4	16.7	23.9	6.5	16.0	21.1	11.7	16.8
Interest expense	—	(0.1)	—	—	—	—	—	—	—
Other income, net	1.4	0.7	1.1	1.6	—	0.9	1.0	0.9	0.9

Income before income taxes and minority interst	27.4	5.0	17.7	25.5	6.5	16.9	22.1	12.6	17.8
Income taxes	0.9	0.3	0.6	4.1	4.3	4.2	0.5	0.8	0.6

Income before minority interests	26.5	4.7	17.1	21.4	2.2	12.7	21.6	11.8	17.2
Minority interests	0.2	2.3	1.1	0.8	2.1	1.4	0.9	3.4	2.0

Net income	26.3%	2.4%	16.0%	20.6%	0.1%	11.3%	20.7%	8.4%	15.1%

Year ended March 31, 2004 Compared to Year Ended March 31, 2003

     Net Sales - The Company’s net sales for the year ended March 31, 2004, were $97,195,000, an increase of $6,290,000 or 6.9% as compared to year ended March 31, 2003. Sales to Digidesign Inc., Vtech Telecommunications Ltd. (“VTech”), Epson Precision (H.K.) Ltd. (“Epson”), and Inter-Tel Incorporated (“Inter-Tel”), the Company’s four largest customers during the year ended March 31, 2004, represented approximately 61.1% of net sales for the year. See Item 4. “Information on the Company – Major Customers”.

     The increase in sales during the year ended March 31, 2004 was mainly related to the increase in sales of plastic segment of $3,139,000 and the increase in sales of electronic and metallic segment of $3,151,000. This represented an increase of 6.3% and 7.7%, respectively, as compared with the respective net sales from these segments in the prior year.

     The increase in net sales in the plastic segment was mainly due to an increase in orders from existing customers by $831,000, coupled with orders from new customers of $2,308,000 during the year. The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from new customers of $5,116,000 offsetting the net decrease in orders from existing customers of $1,965,000 during the year. The net increase resulted from a change in customer mix during the year. The increase in sales from new customers included $4,459,000 in sales of professional audio equipment products.

     Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. During the year ended March 31, 2004, sales to North America and other areas increased by $11,410,000 and $597,000, respectively, and sales to China, Hong Kong and Europe decreased by $3,408,000, $652,000 and $1,657,000, respectively, over levels for the year ended March 31, 2003.

     Gross Profit - The gross profit for the year ended March 31, 2004 was $31,090,000, representing a gross profit margin of 32.0%. This compares with the overall gross profit and gross profit margin of $29,899,000 or 32.9% for the year ended March 31, 2003.

     Gross profit in plastic segment decreased by $445,000, to $21,018,000 or 39.6% of net sales, for fiscal year ended March 31, 2004 compared to $21,463,000 or 43% of net sales for fiscal 2003. This was mainly attributed to an average of 20% increase in plastic resin costs, which we could not pass on to our customers, and the increase in net sales of relatively lower margin plastic injection assembly products over levels during fiscal year 2004, thereby offsetting increases in net sales for the year as described above.

     Gross profit in the electronic & metallic segment increased by $1,636,000 to $10,072,000 or 22.8% of net sales, for fiscal year ended March 31, 2004 compared to $8,436,000 or 20.6% of net sales, for fiscal 2003. This was mainly attributable to the result of focusing on higher margin sales which could be seen in the change in customer mix as described above, the reduction of factory rental expenses of $539,000 as a result of the purchase of the factory premises in July 2003, and the increase in orders from new customers over the year as described above.

     Selling, general and administrative expenses – SG&A expenses for the year ended March 31, 2004 were $14,718,000, amounting to 15.1% of total net sales, as compared to $15,354,000 or 16.9% of total net sales for the year ended March 31, 2003.

     SG&A expenses in the plastic segment increased by $247,000 or 2.6%, to $9,804,000 or 18.5% of net sales, for the year ended March 31, 2004 compared to $9,557,000 or 19.1% of net sales, for fiscal 2003. SG&A expenses in the electronic & metallic segment decreased by $883,000 or 15.2%, to $4,914,000 or 11.1% of net sales, for the year ended March 31, 2004 compared to $5,797,000 or 14.1% of net sales for fiscal 2003. The decrease was primarily related to the decrease in salary expenses as a result of the write back of a $231,000 bonus provision and the reduction in a provision for tax risk expenses of $315,000, coupled with the imposition of cost reduction controls during the year in the electronic & metallic segment.

     Operating income – Operating income was $16,372,000 for the year ended March 31, 2004, an increase of $1,827,000 or 12.6% as compared with the prior year. On a segment basis, the operating income of plastic segment decreased $692,000 to $11,214,000 or 21.1% of net sales, in fiscal 2004 compared to $11,906,000 or 23.9% of net sales in fiscal 2003. The decrease in operating income was attributable to the decrease in gross profit coupled with the increase in SG&A expenses as described above.

     The operating income of electronic & metallic segment increased $2,519,000 to $5,158,000 or 11.7% of net sales, in fiscal 2004 compared to $2,639,000 or 6.4% of net sales in fiscal 2003. The increase in operating income was attributable to the increase in gross profit and the decrease in SG&A expenses as described above.

     Other income – Other income was $910,000 for the year ended March 31, 2004, an increase of $92,000 or 11.1% as compared with the prior year. On a segment basis, other income attributable to the plastic segment decreased $279,000 to $502,000 in fiscal 2004. This decrease in other income was primarily attributable to the decrease in interest income of $166,000 and the decrease in exchange gain of $600,000, which offset the net realized gain on disposal of investment securities of $533,000 during the year.

     Other income attributable to the electronic & metallic segment increased $371,000, to $408,000 in fiscal 2004. This increase in other income was primarily attributable to the increase in compensation and rework charge of $225,000, increase in scrap sales of $40,000, the write back of a payable provision of $46,000 coupled with the decrease in exchange loss of $75,000.

     Income Taxes - During 2003, the Company engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believed that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company’s consolidated income statements for the three months and year ended March 31, 2003. Of the tax provision of $3,532,000, $2,085,000 was related to the plastic segment and $1,447,000 was related to the electronics & metallic segment. The tax payment was made in the year ended March 31, 2004.

     Income tax expense was $589,000 for the year ended March 31, 2004, compared to $3,826,000 for the prior year. The decrease was primarily the result of the above resolution.

     Minority Interest – Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell’s plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell’s electronic & metallic segment, the dollar amount of minority interest increased to $1,957,000 for the year ended March 31, 2004, from $1,288,000 for the year ended March 31, 2003, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the fiscal 2004 as compared to fiscal 2003.

     Net Income - Net income was $14,720,000 for the year ended March 31, 2004, an increase of $4,477,000 or 43.7%, as compared to the year ended March 31, 2003, and net income as a percentage of net sales increased to 15.1% from 11.3%. The increase in net income for fiscal 2004 was primarily the result of the tax provision of $3.5 million made in fiscal 2003 and settled in July 2003 of the tax dispute with the IRD.

     Net income for the plastic segment increased by 7.6% to $10,996,000 for fiscal 2004 compared to $10,223,000 for fiscal 2003. The increase in net income of the plastic segment was mainly the result of the decrease in income taxes $1,799,000, offsetting the decrease in operating profit and the decrease in other income as described above.

     Net income for the electronic & metallic segment increased substantially to $3,724,000 for fiscal 2004 compared to $20,000 for fiscal 2003. The increase in net income of the electronic & metallic segment was mainly the result of the decrease in income taxes of $1,438,000, increase in gross profit, decrease in SG&A expenses and the decrease in Deswell’s minority interest in Integrated, as described above.

Year ended March 31, 2003 Compared to Year Ended March 31, 2002

     Net Sales. The Company’s net sales for the year ended March 31, 2003 were $90,905,000, an increase of $7,585,000 or 9.1% as compared to year ended March 31, 2002. Sales to Inter-Tel , Kyocera Mita Industrial Co. (H.K.) Ltd. (“Mita”), VTech , Epson and Digidesign, Inc., the Company’s five largest customers during the year ended March 31, 2003, represented approximately 71.3% of net sales for the year.

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

Seasonality

     The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2004 (in thousands):

	Year ended March 31,
	2002				2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$21,884	$22,189	$20,217	$19,030	$23,305	$22,603	$25,272	$19,725	$26,075	$25,079	$24,784	$21,257
Gross profit	7,523	7,564	7,225	6,560	7,447	7,733	8,473	6,246	8,411	7,980	8,401	6,298
Operating income	3,956	3,806	3,447	2,724	3,532	3,665	4,583	2,765	4,646	4,511	4,403	2,812
Net income	3,369	3,635	3,430	2,890	3,691	3,672	3,787	(907)	4,354	4,121	3,535	2,710

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

     In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Since the market and official Yuan rates were unified, the value of the Yuan against the dollar has been essentially stable, with an average rate of 8.28 Yuan per $1.00 during Deswell’s fiscal years ended March 31, 2002, 2003 and 2004. The Company believes, because its Chinese operations presently are confined to manufacturing products for export or for customers in China that are controlled by foreign investors and which pay the Company in Hong Kong dollars, that the current economic climate in China should not have a direct adverse impact on the Company’s business.

     The Company did not hedge its currency risk during the years ended March 31, 2002, 2003 or 2004 and at March 31, 2004, the Company had no open forward currency contracts. The Company continues to review its hedging strategy and there can be no assurance that hedging techniques implemented by the Company will be successful or will not result in charges to the Company’s results of operations.

Liquidity and Capital Resources

     For the year ended March 31, 2004, net cash generated from operations totaled $15,225,000, including net income of $14,720,000 and depreciation and amortization of $4,402,000. Accounts receivable and inventories increased by $2,230,000 and $1,390,000, respectively, over levels at March 31, 2003, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $1,525,000 over levels at March 31, 2003, primarily because of the increase materials purchases resulting from the increase in net sales. For the year ended March 31, 2003, net cash generated from operations totaled $19,842,000, including net income of $10,243,000 and depreciation and amortization of $4,692,000. Accounts receivable decreased by $161,000, and inventories increased by $1,559,000, over levels at March 31, 2002, primarily as a result of better controls over customers’ credit and the general increase in business activities. Accounts payable increased by $2,060,000 over March 31, 2002, primarily because of the increase materials purchases resulting from the increase in net sales.

     Net cash used in investing activities amounted to $14,078,000 and $13,667,000 for the years ended March 31, 2004 and 2003, respectively. Capital expenditures during these periods totaled $19,862,000 and $9,731,000, respectively. Acquisition of marketable securities during these periods totaled $1,056,000 and $4,061,000, respectively. These were financed by cash generated from operations during each year and the proceeds from sale of marketable securities of $6,410,000 during the year ended March 31, 2004. The capital expenditure primarily related to the construction of our new Dongguan manufacturing plant and acquisition of plant and machinery for the Company’s production facilities in China.

     Net cash used in financing activities for the years ended March 31, 2004 and 2003 was $5,354,000 and $3,309,000, respectively. Net cash used in financing activities during the year ended March 31, 2004 was primarily to fund the Company’s dividend payments to its shareholders of $8,569,000, dividend payments to minority shareholders of subsidiaries of $582,000 netting off the proceeds of $1,733,000 from the exercise of stock options from directors and employees and the release of restricted cash of $1,976,000. Net cash used in financing activities during the year ended March 31, 2003 was primarily to fund the Company’s dividend payments to its shareholders of $6,687,000, dividend payments to minority shareholders of subsidiaries of $851,000 and repayment of short-term bank borrowings of $482,000 netting off the proceeds of $4,217,000 from the exercise of stock options from directors and employees. Cash of $495,000 was released as security for the short-term borrowing facilities during the year ended March 31, 2003.

     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was remained at 5.0% during the year ended March 31, 2004.

     At March 31, 2004, the Company had cash and cash equivalents of $30,193,000 and committed credit facilities of $10,118,000, of which none had been used. The Company also had restricted cash of $390,000 and leasehold land and buildings of $1,288,000, which were pledged as collateral for those credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business. The Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery and purchase of our Dongguan electronic & metallic manufacturing plant of $2,449,000 as of March 31, 2004. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. The Company funded the payment of its tax settlement with the IRD discussed in “Operating Results – Year ended March 31, 2003 Compared to Year Ended March 31, 2002,” above with cash on hand.

     A summary of our contractual obligations and commercial commitments as of March 31, 2004 is as follows:

	(In thousands)
	Year ending March 31,
						2010 and
Contractual obligation	2005	2006	2007	2008	2009	thereafter
Long-term bank borrowing	$—	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—	—
Operating lease payments	915	600	450	272	—	—
Capital expenditures	2,449	—	—	—	—	—
Purchase obligations	9,969	32	11	15	1	—
Other long-term liabilities	—	—	—	—	—	—

Total	$13,333	$632	$461	$287	$1	$—

Off Balance Sheet Arrangements

     We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

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

     Valuation of long-lived assets — The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Recent Changes in Accounting Standards

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. Management does not expect the adoption of this standard to have a material impact on the Company’s financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Management does not expect the adoption of this Interpretation to have a material impact on the Company’s financial position or results of operations.

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

     In December 2003, the FASB issued Interpretation No. 46R, a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Interpretation No. 46R clarifies some of the provisions of Interpretation No. 46 and exempts certain entities from its requirements. Interpretation No. 46R is effective at the end of the first interim period ending March 15, 2004. Management does note expect the adoption of this statement to have a material impact on the Company’s financial position or results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The directors and executive officers of the Company at June 30, 2004 are as follows:

Name	Age	Position(s) with Company
Lau Pui Hon (Richard Lau)	59	Chief Executive Officer and Chairman of the Board of Directors

Li Chin Pang (C. P. Li)	58	Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Chief Financial Officer, Secretary and Member of the Board of Directors

Leung Chi Wai (C. W. Leung)	49	Executive Director of Engineering for Plastic Operations and Member of the Board of Directors

Lee Shu Kwan (S. K. Lee)	58	Director of Administration and Marketing for Electronic Operations

Tam Man Chi (M. C. Tam)	54	Director of Engineering and Manufacturing for Electronic Operations

Dickson Lam	62	Director of Marketing for Plastic and Electronics Operations

Eliza Y. P. Pang	42	Financial Controller

Hung-Hum Leung	58	Member of Board of Directors and Audit Committee

Allen Yau-Nam Cham	57	Member of Board of Directors and Audit Committee

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

     Dickson Lam. Mr. Lam has served as the Company’s Director of Marketing since April 1990 and assumed the title of Director of Marketing for Plastic and Electronic Operations in August 2001.

     Eliza Y. P. Pang. Ms. Pang has served as the Company’s Financial Controller since January 1995. She is a registered fellow member of The Association of Chartered Certified Accountants. Ms. Pang has worked at KPMG and Ernst & Young in Hong Kong. Ms. Pang received her Professional Diploma in Accountancy and her MBA degree from The Hong Kong Polytechnic University in 1985 and 1996, respectively.

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

Compensation of Directors and Senior Managers

     Executive Officers

     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2004 to all directors and officers as a group for services in all capacities was approximately $2,605,000. This excludes amounts paid by the Company to shareholders as dividends during the year ended March 31, 2004.

     Directors

     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, respectively, and are reimbursed for all reasonable expenses incurred in connection with services as a director.

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

     Although the Company does not currently have a compensation or remuneration committee or a nominating committee, Deswell plans to create them in time to comply with the rules of the Nasdaq Stock Market that are applicable to foreign private issuers by July 31, 2005.

Employees

     At March 31, 2004, the Company employed 4,900 persons on a full-time basis, of which 16 were located in Macao and Hong Kong and 4,884 in China. Of the Company’s employees 3,500, 955 and 445 were engaged in plastic injection molding manufacturing, contract electronic manufacturing and metal molds and parts manufacturing, respectively, at March 31, 2004. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.

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

     On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 600,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan.

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

     At June 30, 2004, options to purchase an aggregate of 2,391,000 Common Shares had been granted under the option plans, options to purchase an aggregate of 1,149,500 Common Shares were outstanding and no options to purchase Common Shares were available for future grant under the option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2004, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner
or identity of group	Amount	Percent
Richard Lau	2,738,117	29.0%
C. P. Li	2,728,365	28.9%
C. W. Leung	2,559,500	27.2%
Leesha Holdings Ltd.	2,302,500	25.2%
Royce & Associates, Inc.(6)	941,650	10.3%
FMR Corp./ Edward C. Johnson 3d(7)	877,150	9.6%
Micropower Enterprises Limited	682,500	7.5%
Wellington Management Company, LLP(8)	590,032	6.4%
M. C. Tam	159,940	1.7%
S. K. Lee	155,740	1.7%
Dickson Lam	*	*
Eliza Y. P. Pang	*	*
Hung-Hum Leung	*	*
Allen Yau-Nam Cham	*	*

* Less than 1%.

(1) Based on 9,149,085 Common Shares outstanding on June 30, 2004. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.

(2) Consists of 2,302,500 Common Shares held of record by Leesha, 135,617 Common Shares held of record by Mr. Lau and options to purchase 300,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $14.28 per share until September 30, 2013. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.

(3) Consists of 2,302,500 Common Shares held of record by Leesha, 125,865 Common Shares held of record by Mr. Li and options to purchase 300,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $14.28 per share until September 30, 2013. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.

(4) Consists of 2,302,500 Common Shares held of record by Leesha, 2,000 Common Shares held of record by Mr. Leung and options to purchase 255,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $14.80 per share until September 30, 2013. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.

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

(6) Based on Amendment No. 1 to a Schedule 13G filed with the SEC on April 4, 2004.

(7) Based on Amendment No. 1 to a Schedule 13G filed with the SEC on February 17, 2004.

(8) Based on a Schedule 13G filed with the SEC on February 12, 2004.

     The following table reflects the percentage ownership of Deswell’s common shares by its major shareholders during the past three years:

	Percentage Ownership (1) at
	June 28, 2002	Aug. 28, 2003	June 30, 2004
Richard Lau	33.2%	29.7%	29.0%
C. P. Li	33.4%	29.6%	28.9%
C. W. Leung	33.0%	28.5%	27.2%
Leesha Holdings Ltd.	27.2%	25.3%	25.2%
Royce & Associates, Inc.	6.3%	9.3%	10.3%
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	—	9.2%	9.6%
Micropower Enterprises Limited	8.1%	7.5%	7.5%
Wellington Management Company, LLP	—	—	6.5%

(1) Based on 8,396,896, 8,470,246 and 9,149,085 common shares outstanding on June 28, 2002, August 28, 2003 and June 30, 2004, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

     All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2004, approximately 32 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2004, 24 holders of record with addresses in the United States held approximately 6.3 million of our outstanding common shares.

Related Party Transactions

     During the year ended March 31, 2002, sales to Nam Tai Electronic (Shenzhen) Co. Limited (“Namtai Shenzhen”) amounted to less than 10% of the Company’s total sales. Namtai Shenzhen is an indirect wholly owned subsidiary of Nam Tai Electronics, Inc. (“Nam Tai”), which, in September 2000, purchased an aggregate of 750,000 Common Shares of the Company, equal to approximately 9% of the Company’s then outstanding Common Shares. During the year ended March 31, 2002, Nam Tai sold its shares of the Company in the open market.

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

	Year ended March 31,
	2002	2003	2004
Rent charged by Mr. S. K. Lee and Mr. M. C. Tam	$12,000	Nil	Nil

     In January 2003, the Company issued to each of Messrs. Lee and Tam 125,940 of its Common Shares, or an aggregate of 251,880 Common Shares, to acquire an additional 20% (10% from each of Messrs. Lee and Tam) shareholding interest in Integrated raising the Company’s interest in Integrated to 71% of its outstanding shares. Messrs. Lee and Tam continue as minority shareholders of Integrated each owning 12% (together 24%) of its outstanding shares and continue to serve as the executives in charge of administrative and manufacturing operations for the Company’s contract manufacturing operations for electronic products and subassemblies. At the time of the closing of this transaction on January 20, 2003, the market value of the 251,880 Deswell shares issued to Messrs. Lee and Tam was $4,423,000, based on the closing price on that date of $17.56 per share as reported on The Nasdaq Stock Market. During the years ended March 31, 2002, 2003 and 2004, Integrated made distributions to its shareholders, including Deswell, aggregating $nil, $1,609,000 and $426,000, respectively, with Messrs. Lee and Tam’s share of these distributions aggregating $nil, $708,000 and $102,000, respectively.

     During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s Director of Marketing for plastic and electronic products, and 10% by two other individuals, who were employees of J&K OEM. During the years ended March 31, 2002, 2003 and 2004, J&K OEM made distributions to its shareholders, including Deswell, aggregating $nil, $129,000 and $935,000, respectively, with Mr. Lam’s share of these distributions amounting to $nil, $50,000 and $365,000, respectively. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated another new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that is wholly-owned by Triumph Wise. The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam and 10% by two other individuals, who are now employees of J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and, J&K OEM has been dormant since then. During the year ended March 31, 2004, Triumph Wise did not make any distributions to its shareholders.

     Since the Company completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18. Financial Statements.

Legal Proceedings

     The Company is not involved in any material legal proceedings.

Exports Sales

     Information regarding our export sales is provided in Item 4. “Information on the Company – “Business Overview – Customers and Marketing.”

Dividend Policy

     Dividends paid under Hong Kong law are tax free to the recipient. While the Company had paid dividends to its shareholders prior to its IPO, it discontinued payment of dividends after the IPO until its new dividend policy was announced in July 1996. At that time, the Company announced that it planned to pay cash dividends semi-annually in the form of an interim and final dividend based on the Company’s growth during the preceding year. The Company announced that dividends would be 25% to 35% of the net earnings of the preceding year limited, however, by the net cash flow available for future development. The interim dividend would be based upon the Company’s first six months operating results and would be paid between November and December and the final dividend would be based upon the Company’s second six months of operations and would be declared and paid between July and August. Under this dividend policy, the Company declared and paid dividends during the year ended March 31, 2002 aggregating $7,229,000, $3,193,000 of which was based on results for the second six months of the year ended March 31, 2001 and $4,036,000 of which was based on results for the first nine months of the year ended March 31, 2002.

     Commencing with the fiscal year ended March 31, 2003, the Company announced it would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31,

•	2003 aggregating $6,687,000, $1,578,000 of which was based on results for the last quarter of the year ended March 31, 2002 and $5,109,000 of which was based on results for the first three quarters of the year ended March 31, 2003; and

•	2004 aggregating $8,569,000, $2,002,000 of which was based on results for the last quarter of the year ended March 31, 2003 and $6,567,000 of which was based on results for the first three quarters of the year ended March 31, 2004.

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

ITEM 9. THE OFFER AND LISTING

     The Company’s common shares are traded exclusively on The Nasdaq National Market under the symbol “DSWL”.

     The following table sets forth the high and low sale prices as reported by The Nasdaq National Market for each of the last five years ended March 31 (adjusted for the Company’s three-for-two stock split effected in July 2002):

Year Ended	High	Low
March 31, 2004	$30.60	$15.64
March 31, 2003	18.15	11.00
March 31, 2002	14.75	8.75
March 31, 2001	12.00	8.17
March 31, 2000	12.33	5.29

     The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended March 31, 2003 and the average daily trading volume during each of the quarters (adjusted for the Company’s three-for-two stock split effected in July 2002)

			Average
			Daily
			Trading
Quarter ended	High	Low	Volume(1)
March 31, 2004	$29.00	$23.59	12,330
December 31, 2003	30.60	21.02	14,103
September 30, 2003	25.75	17.89	12,014
June 30, 2003	21.52	15.64	9,023
March 31, 2003	18.15	14.40	6,905
December 31, 2002	14.75	12.65	9,882
September 30, 2002	15.00	11.00	9,686
June 30, 2002	15.77	12.34	8,498

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter.

     The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the most recent six months and the average daily trading volume during each of the months.

			Average
			Daily
			Trading
Month ended	High	Low	Volume(1)
June 30, 2004	$24.75	$21.80	2,902
May 31, 2004	25.00	21.51	3,499
April 30, 2004	27.22	24.05	6,497
March 31, 2004	27.73	23.59	12,237
February 29, 2004	27.90	24.51	13,418
January 31, 2004	29.00	25.64	11,404

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

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

*	British Virgin Islands law does not use the term “shareholder” or “stockholder” but rather refers to holders of shares of a company, like Deswell, organized under the International Business Companies Act as “members.” In this Report, for the convenience of our U.S. holders, we use the term “shareholders” rather than members.

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

     Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 9,149,085 common shares were outstanding on June 30, 2004.

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

Banking Facilities (Exhibit 4.1)

Date: April 8, 2004

Parties: The Hongkong & Shanghai Banking Corporation Limited, Macao Branch (“HSBC”) and Jetcrown Industrial (Macao Commercial Offshore Limited (“JIMCO”)

Nature of Contract: HSBC provide JIMCO various general banking facilities.

Terms and Conditions: (1) Overdraft facility of HK$5,000,000 (2) import facility of HK$5,000,000. Interest on the overdraft facility is charged at 1 % per annum below bank’s best lending rate.

Consideration: HSBC time deposit for HK$5,000,000 (or other currency equivalent with interest accrual) head under lien to bank together with security over deposit & letter of set-off. Letter of awareness from Deswell Industries, Inc.

Banking Facilities (Exhibit 4.2)

Date: May 2, 2003

Parties: Standard and Kwanasia Electronics Co. Ltd. (“Kwanasia”)

Nature of Contract: Standard to provide Kwanasia with working capital facilities.

Terms and Conditions: Working Capital Facilities (1) Current Account Overdraft is HK$1,000,000 ; (2) Trade Finance Group All 9 Discrepant Credit Bills Negotiated — with recourse) is HK$5,000,000; (3) Trade Finance Group 1 is HK$5,000,000; (4) Trade Finance Group 2 is HK$4,000,000; (5) Trade Finance Group 3 HK$4,000,000 (the trade finance groups all, 1, 2 and 3 are complementary and combined amounts outstanding are not to exceed HK$5,000,000; combined amounts outstanding of Trade Finance Groups 2 and 3 are not to exceed HK$4,000,000) (6) Treasury Facilities to quote rates for foreign exchange spot transactions and forward transactions;. Interest rate on all sums advanced will be payable monthly in arrears at Prime or HIBOR, whichever is higher. Default rate of 8% per annum over Prime or HIBOR, whichever is higher will apply to amounts not paid when due or in excess of agreed facility amounts. Export bills will be discounted and import bills will be financed at Bank’s standard bills finance rate minus 0.25% per annum for Hong Kong Dollar Bills and at Bank’s standard bills finance rate for foreign currency bills. All past due bills shall bear interest at 4% per annum above the rates charged on regular bills outstanding. Commission on Letters of Credit Opening is -1/4% on the first $50,000, 1/12% on $50,001-$100,000 and 1/24% on the balance. Commission in Lieu of Exchange is 1/8%. Commission on Import Acceptance is 1/8% per month.

Consideration: An arrangement fee of HK$20,000. A handling fee in an amount to be mutually agreed upon will be payable annually if the facilities are continuing.

Banking Facilities (Exhibit 4.3)

Date: February 23, 2004

Parties: Fortis Bank Asia HK (“Fortis”) and Kwanasia

Nature of Contract: Fortis to provide Kwanasia with various general banking facilities.

Terms and Conditions: (1) Import facilities of limit HK$5,000,000; (2) Overdraft facilities of HK$2,000,000 with sub-limit of the aforementioned trade limit of HK$5,000,000; (3)Standby letter of credit issued on Kwanasia’s behalf of limit HK$1,000,000 under sub-limit of the overdraft limit of HK$2,000,000; (4) Short-term loan facilities of HK$2,000,000 with sub-limit of the over draft limit of HK$2,000,000.

Consideration: The interest and commissions set forth in the agreement dated February 23, 2004. An annual facilities fee of HK$5,000 per annum.

Revolving Short-term Renminbi Loan Facility (Exhibit 4.4)

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

Revolving Short-term Renminbi Loan Facility (Exhibit 4.5)

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

Tenancy Agreement (Exhibit 4.6)

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

Tenancy Agreement (Exhibit 4.7)

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

Tenancy Agreement (Exhibit 4.8)

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

Tenancy Agreement (Exhibit 4.9)

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

Tenancy Agreement (Exhibit 4.10)

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

Tenancy Agreement (Exhibit 4.11)

Date: December 31, 2003

Parties: Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of Rooms 201-203, 205-208, 210-214, 305, 307-310, 402-405, 407, 409, 413-414, 416, 502-504, 506-507, 510, 513-516, 601, 603-607, 609-616, 701-716, Block C1, New Wing Village, Shekou for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 3,268 square meters. The rental period is one year, commencing January 1, 2004 to December 31, 2004. The total rent for the property is RMB49,027 per month. A deposit of RMB49,027 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment exceeds 5 days, a late charge penalty of 2% shall be levied on the rental.

Consideration: Rent of RMB49,027 per month.

Tenancy Agreement (Exhibit 4.12)

Date: January 7, 2004

Parties: Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of 1/F-7/F, Block 13, Nanshui Siu Village, Room 201-204, 206, 409 of Block 9, NanShui Siu Village and Room 201 and 311 of Block C3 of New Wing Village, Shekou for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 2,152 square meters. The rental period is one year, commencing January 1, 2004 to December 31, 2004. The total rent for the property is RMB40,892 per month. A deposit of RMB81,784 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment, a late charge penalty of 3% shall be levied on the rental.

Consideration: Rent of RMB40,892 per month.

Tenancy Agreement (Exhibit 4.13)

Date: January 1, 2004

Parties: Dongguan Houjie Town Chong Hing Trading Company (Lessor) and Jetcrown Industrial (Dongguan) Limited (Lessee).

Nature of Contract: Lease of a block of industrial building, a block of dormitory, an electricity room at Huangguan Industrial Estate, Ma Tsui, Dongguan.

Terms and Conditions: The total construction area for the factory is 5,224 square meters, dormitory is 2,054 square meters and electricity room is 112 square meters (are in total is 7,390 square meters. The rental period is six months , commencing January 1, 2004 to June 30, 2004. The total rent for the property is RMB62,815 per month. A deposit of RMB200,000 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment, a late charge penalty of/1000 of the monthly rental shall be levied on the rental.

Consideration: Rent of RMB62,815 per month.

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

          Distributions

          Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Under the tax law enacted in 2003 in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 120-day period beginning on the date which is 60 days before the shares’ ex-dividend date. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law. Our stock is traded on an established securities market in the United States; we believe that we should not be considered a “foreign personal holding company,” or a “foreign investment company”, but we have not made a specific determination as to whether or not we are in fact a passive foreign investment company. In December 2003, the United States Internal Revenue Service issued a statement that for years after 2003, it intends to issue regulations providing procedures for a foreign corporation to certify that it is a qualified foreign corporation, including a certification that it is not a foreign personal holding company, foreign investment company or a “passive foreign investment company.” At June 30, 2004, no such guidance had been issued. However, if such guidance is issued in the future, we may unable to certify that we are not a passive foreign investment company. In this case, dividends received from us will be taxed at regular federal income tax rates (up to 35%).

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

     China’s laws and regulations regulate dividend distribution and repatriation by the Company’s China subsidiaries. To date these controls have not had and are not expected to have a material impact on the Company’s financial results. To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Hong Kong and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements. Further, the Company intends that portions of the profits earned by Jetcrown Shenzhen will be reinvested and therefore such profits will not be available for the declaration of dividends. See Notes 1 and 8 of Notes to Consolidated Financial Statements.

Foreign Currency Risk

     At March 31, 2002, 2003 and 2004 the Company had no open forward exchange contracts or option contracts.

     Cash on hand at March 31, 2004 of $30,583,000 held in the following currencies:

Equivalent U.S. Dollar Holdings
United States dollars	$17,103,000
Hong Kong dollars	8,382,000
Euro dollar	5,000
Chinese renminbi	3,325,000
Japanese yen	1,746,000
Macao dollars	22,000

See discussion of Exchange Rate Fluctuation in Item 5. Operating and Financial Review and Prospects.

Interest Rate Risk

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $14,642,000 as at March 31, 2004 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2004 we had no long-term debt or short-term bank loans outstanding on our credit facilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the Company’s fiscal year ended March 31, 2004, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the Company’s fiscal year ended March 31, 2004, the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the reports that the Company files or submits under the Exchange Act.

Changes in Internal Controls

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls during the year ended March 31, 2004, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

     The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is attached as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2004 was BDO International (“BDOI”)and BDO McCabe Lo & Co. (“BDOMLC”).

     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2003 and 2004.

	Year ended March 31,
	2003	2004
	(US $ (in thousands)
Audit Fees(1)	97	98
Audit-related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—

	97	98

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.

Audit Committee Pre-approval Policies and Procedures

     The Audit Committee’s policy is to pre-approve all audit and permissible non-audit related services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services. The management will periodically report to the Audit Committee regarding the extent of services provided and the fees for the services performed by the independent auditors in accordance with this pre-approval policy. The Audit Committee may also pre-approve particular services on a case-by-case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE.

     Not Applicable until the report covering the year ending March 31, 2005.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.

     Not applicable.

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

[LETTERHEAD OF BDO MCCABE LO & COMPANY]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ BDO McCabe Lo & Company BDO McCabe Lo & Company

Hong Kong, June 16, 2004

{LETTERHEAD OF DELOITTE TOUCHE TOHMATSU]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Deswell Industries, Inc.

We have audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of Deswell Industries, Inc. and its subsidiaries for the year ended March 31, 2002, before the inclusion of the disclosures required by Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” included in Note 2 and the revisions to related per share and number of shares information as a result of the three-for-two stock split described in Note 11. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Deswell Industries, Inc. and its subsidiaries for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

June 28, 2002
Hong Kong

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$34,400	$30,193
Restricted cash (note 6)	2,366	390
Marketable securities (note 3)	4,821	—
Accounts receivable	16,727	18,957
Inventories (note 4)	14,784	16,174
Prepaid expenses and other current assets	2,648	2,952
Income taxes receivable (note 8)	323	127

Total current assets	76,069	68,793
Property, plant and equipment-net (notes 5 and 6)	29,623	44,261
Other investments	2	2
Goodwill	478	478

Total assets	$106,172	$113,534

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,643	$11,168
Accrued payroll and employee benefits	1,312	2,266
Customer deposits	494	759
Other accrued liabilities (note 7)	2,451	1,594
Income taxes payable	3,946	130

Total current liabilities	17,846	15,917

Deferred income taxes (note 8)	15	15

Commitments and contingencies (note 10)	—	—
Minority interests	6,465	7,872

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2003 - 9,030,835; March 31, 2004 - 9,149,085 (note 11)	28,247	29,980
Additional paid-in capital	6,970	6,970
Retained earnings	46,629	52,780

Total shareholders’ equity	81,846	89,730

Total liabilities and shareholders’ equity	$106,172	$113,534

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2002	2003	2004
Net sales	$83,320	$90,905	$97,195
Cost of sales	54,448	61,006	66,105

Gross profit	28,872	29,899	31,090
Selling, general and administrative expenses	14,939	15,354	14,718

Operating income	13,933	14,545	16,372
Interest expense	(26)	(6)	(16)
Other income, net	877	818	910

Income before income taxes and minority interests	14,784	15,357	17,266
Income taxes (note 8)	535	3,826	589

Income before minority interests	14,249	11,531	16,677
Minority interests	925	1,288	1,957

Net income	$13,324	$10,243	$14,720

Net income per share (note 2)
Basic:
Net income per share	$1.59	$1.18	$1.62

Weighted average common shares outstanding	8,403	8,672	9,109

Diluted:
Net income per share	$1.57	$1.16	$1.56

Weighted average common and potential common shares	8,466	8,852	9,440

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share and per share data)

	Common stock		Additional
	Shares		paid-in	Retained	Shareholders’
	outstanding	Amount	capital	earnings	equity
Balance at March 31, 2001	8,396,896	19,929	6,970	36,978	63,877
Exercise of stock options	24,750	243	—	—	243
Repurchase and cancellation of common stock	(51,150)	(564)	—	—	(564)
Net income	—	—	—	13,324	13,324
Dividends ($0.86 per share)	—	—	—	(7,229)	(7,229)

Balance at March 31, 2002	8,370,496	19,608	6,970	43,073	69,651
Exercise of stock options	408,500	4,217	—	—	4,217
Odd share redemption upon stock split	(41)	(1)	—	—	(1)
Issuance of common stock for acquisition of additional 20% interest in a subsidiary	251,880	4,423	—	—	4,423
Net income	—	—	—	10,243	10,243
Dividends ($0.77 per share)	—	—	—	(6,687)	(6,687)

Balance at March 31, 2003	9,030,835	28,247	6,970	46,629	81,846
Exercise of stock options	118,250	1,733	—	—	1,733
Net income	—	—	—	14,720	14,720
Dividends ($0.94 per share)	—	—	—	(8,569)	(8,569)

Balance at March 31, 2004	9,149,085	29,980	6,970	52,780	89,730

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2002	2003	2004
Cash flows from operating activities
Net income	$13,324	$10,243	$14,720
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,918	4,692	4,402
Loss (gain) on sale of property, plant and equipment	7	6	392
Net realized (gain) and unrealized holding (gain) loss on marketable securities	(119)	355	(533)
Minority interests	925	1,288	1,901
Changes in operating assets and liabilities:
Accounts receivable	(1,111)	161	(2,230)
Inventories	(1,191)	(1,559)	(1,390)
Prepaid expenses and other current assets	(1,588)	773	(304)
Income taxes receivable	—	105	196
Accounts payable	3,309	2,060	1,525
Accrued payroll and employee benefits	40	(565)	954
Customer deposits	844	(2,200)	265
Other accrued liabilities	(27)	702	(857)
Income taxes payable	(132)	3,781	(3,816)

Net cash provided by operating activities	19,199	19,842	15,225

Cash flows from investing activities
Purchase of property, plant and equipment	(4,397)	(9,731)	(19,862)
Proceeds from sale of property, plant and equipment	276	127	430
Acquisition of marketable securities	(1,574)	(4,061)	(1,056)
Proceeds from sale of marketable securities	578	—	6,410
Acquisition of other investments	—	(2)	—

Net cash used in investing activities	(5,117)	(13,667)	(14,078)

Cash flows from financing activities
Dividends paid	(7,229)	(6,687)	(8,569)
Dividends paid to minority shareholders of a subsidiary	—	(851)	(582)
Repurchase of common stock	(564)	—	—
Increase (decrease) in bank loans	482	(482)	—
Exercise of stock options	243	4,217	1,733
Odd shares redemption	—	(1)	—
(Increase) decrease in restricted cash	(873)	495	1,976
Contribution from minority shareholders of subsidiaries	63	—	88

Net cash used in financing activities	(7,878)	(3,309)	(5,354)

Net (decrease) increase in cash and cash equivalents	6,204	2,866	(4,207)
Cash and cash equivalents, beginning of year	25,330	31,534	34,400

Cash and cash equivalents, end of year	$31,534	$34,400	$30,193

Supplementary disclosures of cash flow information:
Cash paid (refunded) during the year for:
Interest	$26	$6	$16
Income taxes	$669	$(60)	$4,210

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 20% shareholding in a subsidiary	$—	$4,423	$—

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

1.	Organization and Basis of Financial Statements

     Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

     The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The selling and administrative activities were performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China”). From August 2003, these activities have been moved to the Macau Special Administrative Region (“Macau”) of China. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China.

     As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2004, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $43,122 of which $1,637 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note 8).

     On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited (“Integrated”), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

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

     Had goodwill amortization been discontinued effective April 1, 2001, net income for the financial year ended March 31, 2002 would have been increased by $35 to $13,359. After adjusting for the impact of discontinued goodwill amortization, net income per common share for the financial years ended March 31, 2002 would remain the same, and diluted net income per share for the year ended March 31, 2002 would have been higher by $0.01.

     In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. At March 31, 2004, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

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

2.	Summary of Significant Accounting Policies - continued

     Property, plant and equipment-Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements the lease term	the shorter of 5 years or

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

     Comprehensive income-The comprehensive income of the Company for the years ended March 31, 2002, 2003 and 2004 was represented by the net income of the respective years.

     Shipping and handling cost-Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2002, 2003 and 2004, shipping and handling costs expensed to selling expenses were $638, $653 and $989, respectively.

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

     Aggregate net foreign currency transaction gains (losses) included in income were $(306), $503 and $(52) for the years ended March 31, 2002, 2003 and 2004, respectively.

     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2002, 2003 and 2004 were HK$7.75 to US$1.00.

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

2.	Summary of Significant Accounting Policies - continued

     The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2002	2003	2004
Net income:
As reported	$13,324	$10,243	$14,720
Pro forma	11,775	10,243	11,525

Stock-based employee compensation cost, net of tax	$1,549	$—	$3,195
Basic net income per share:
As reported	$1.59	$1.18	$1.62
Pro forma	1.40	1.18	1.27
Diluted net income per share:
As reported	$1.57	$1.16	$1.56
Pro forma	1.39	1.16	1.22

     The fair value of options granted in the years ended March 31, 2002 and 2004 was estimated to be approximately $1.93 and $5.33 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2002	2003	2004
Risk-free interest rate - weighted average	5.42%	n/a	3.93%
Expected life of options - weighted average	10 years	n/a	10 years
Expected volatility	32%	n/a	34.78%
Expected dividend yield	7.57%	n/a	4.60%

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

     Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2002	2003	2004
Net income	$13,324	$10,243	$14,720

Basic net income per share	$1.59	$1.18	$1.62

Basic weighted average common shares outstanding	8,403	8,672	9,109
Effect of dilutive securities - Options	63	180	331

Diluted weighted average common and potential common shares outstanding	8,466	8,852	9,440

Diluted net income per share	$1.57	$1.16	$1.56

     Use of estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Summary of Significant Accounting Policies - continued

     Recent changes in accounting standards – In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” that amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. Management does not expect the adoption of this standard to have a material impact on the Company’s financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Management does not expect the adoption of this Interpretation to have a material impact on the Company’s financial position or results of operations.

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

     In December 2003, the FASB issued Interpretation No. 46R, a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. Interpretation No. 46R clarifies some of the provisions of Interpretation No. 46 and exempts certain entities from its requirements. Interpretation No. 46R is effective at the end of the first interim period ending March 15, 2004. Management does note expect the adoption of this statement to have a material impact on the Company’s financial position or results of operations.

3.	Marketable Securities

     The Company acquired equity securities listed in Hong Kong.

	March 31,
	2003	2004
Cost	$5,176	$—

Market value	$4,821	$—

     Unrealized gain (loss) for the years ended March 31, 2002, 2003 and 2004 were $34, $(355) and $nil, respectively.

     Net proceeds from sale of marketable securities for the year ended March 31, 2002, 2003 and 2004 were $578, $nil and $6,411, and realized gains from sale of marketable securities for the year ended March 31, 2002, 2003 and 2004 were $85, $nil and $533, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4.	Inventories

     Inventories by major categories are summarized as follows:

	March 31,
	2003	2004
Raw materials	$7,432	$7,832
Work in progress	4,454	4,467
Finished goods	2,898	3,875

	$14,784	$16,174

5.	Property, Plant and Equipment

     Property, plant and equipment consists of the following:

	March 31,
	2003	2004
At cost:
Land and buildings	$4,957	$18,178
Plant and machinery	22,160	25,097
Furniture, fixtures and equipment	11,332	13,515
Motor vehicles	2,577	2,213
Leasehold improvements	3,942	4,615

Total	44,968	63,618
Less: accumulated depreciation and amortization	(26,943)	(25,702)
Construction in progress	11,598	6,345

Net book value	$29,623	$44,261

Cost of land and buildings consist of the following:
Leasehold land and buildings (a)	$2,122	$1,482
Land use right of state-owned land and buildings erected thereon (b)	9	9,684
Long term leased land and buildings erected thereon (c)	—	4,186
Other buildings (d)	2,826	2,826

	$4,957	$18,178

(a) Leasehold land and buildings are located in Hong Kong with lease terms of 50 years expiring in 2047.

(b) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2004, the Company is not aware in respect of any steps taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d) Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.

6.	Credit facilities and pledged assets

     The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2003 and 2004 these facilities totalled $20,839, and $10,118, respectively. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks’ prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company’s facilities except that at March 31, 2003 and 2004, cash of $2,366 and $390, respectively, and leasehold land and buildings of net book value $1,318 and $1,288, respectively, have been pledged as collaterals for the above facilities. As of March 31, 2003 and 2004, the Company has not borrowed against these lines.

7.	Other Accrued liabilities

     Other accrued liabilities consist of the following:

	March 31,
	2003	2004
Value added tax payable	$695	$306
Accrued expenses	235	419
Provision for tax risks	801	—
Commission expenses	109	57
Others	611	812

	$2,451	$1,594

8.	Income Taxes

     The components of income before income taxes and minority interests are as follows:

	Year ended March 31,
	2002	2003	2004
Hong Kong	$1,245	$5	$216
China and others	13,539	15,352	17,050

	$14,784	$15,357	$17,266

     Hong Kong

     The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

     China

     Enterprise income tax in China is generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company’s subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

     Jetcrown Industrial (Shenzhen) Limited (“Jetcrown Shenzhen”) (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an “Export-oriented Enterprise” by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2001, 2002 and 2003.

     Dongguan Kwan Hong Electronics Company Limited (“Dongguan Kwan Hong”) (a subsidiary of the Company) has been approved as a “High-tech Enterprise” by the local tax authority and enjoyed a lower tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption for the calendar years ended December 2002 and 2003.

     Jetcrown Industrial (Dongguan) Limited (a subsidiary of the Company) has not commenced its first tax exemption year for the years ended March 31, 2002, 2003 and 2004.

     Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries on the proportion of the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities.

     During the years ended March 31, 2002, 2003 and 2004, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $nil, $323 and $nil, respectively.

8.	Income Taxes- continued

     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $272, $611 and $1,811 and the basic net income per share would have been lower by $0.03, $0.07 and $0.18 for the years ended March 31, 2002, 2003 and 2004 respectively, and diluted net income per share for the years ended March 31, 2002, 2003 and 2004 would have been lower by $0.03, $0.07 and $0.17, respectively.

     Others

     Certain of the Company’s income accrues in tax free jurisdictions and is not subject to any income taxes.

     The provision for income taxes consists of the following:

	Year ended March 31,
	2002	2003	2004
Current tax
- Hong Kong	$251	$3,674	$132
- China	284	152	457
Deferred tax	—	—	—

	$535	$3,826	$589

     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in Hong Kong or China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2002	2003	2004
Provision for income taxes at statutory tax rate in - Hong Kong	2,365	2,457	—
- China	—	—	4,661
Effect of different tax rate in various jurisdictions	(207)	(238)	(210)
Tax holidays and concessions	443	(733)	(1,811)
Effect of income for which no income tax is payable	(2,150)	(1,047)	(1,977)
Increase (decrease) in valuation allowances	46	(310)	—
Under (over) provision of income tax in previous year	9	78	(22)
Additional assessments for previous years (a)	—	3,532	—
Others	29	87	(52)

Effective tax	535	3,826	589

(a) The Company has made a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. An amount of $3,532 has been charged to the consolidated income statement for the year ended March 31, 2003.

     The components of deferred income tax are as follows:

	March 31,
	2003	2004
Deferred tax asset:
Net operating loss carryforwards	$—	$—
Less: Valuation allowances	—	—

Deferred tax liability:
Property, plant and equipment	(15)	(15)

Net deferred tax liability	$(15)	$(15)

9.	Related Party Transactions

     During the year ended March 31, 2002, the Company rented employee accommodation in China from Mr. S.K. Lee and Mr. M.C. Tam, both are executive officers of the Company and minority shareholders of Kwanasia, a subsidiary of the Company. Rentals charged by them to the Company were $12 for the year ended March 31, 2002. No such rental arrangement was made in the years ended March 31, 2003 and March 31, 2004.

10.	Commitments and Contingencies

     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $2,169, $1,917 and $1,507 for the years ended March 31, 2002, 2003 and 2004, respectively.

     At March 31, 2004, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31 2005	$915
2006	600
2007	450
2008	272

Total minimum lease payments	$2,237

     At March 31, 2004, the Company had capital commitments for plant and machinery totalling $758 which is expected to be disbursed during the year ending March 31, 2005.

     The Company has contracted with some building contractors to construct the Company’s new factory plant in Dongguan, the PRC. The budgeted costs of the whole project are estimated to be $20,242. At March 31, 2004, a total of $18,552 has been paid on the project and are recorded in property, plant and equipment.

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

     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $281, $260 and $272 for the years ended March 31, 2002, 2003 and 2004, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan ceased on November 30, 2000. According to the Mandatory Provident Fund (“MPF”) legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2002, 2003 and 2004 amounted to $66, $63 and $31, respectively.

13.	Stock Option Plan

     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 675,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 366,000 shares making a total of 1,041,000 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 750,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 600,000 shares of Common Stock. At March 31, 2004, options to purchase an aggregate of 2,391,000 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

13.	Stock Option Plan - Continued

			Year ended March 31,
	2002		2003		2004
	Number		Number		Number
	of stock	Weighted average	of stock	Weighted average	of stock	Weighted average
	options	exercise price	options	exercise price	options	exercise price
Outstanding at beginning of the year	300,000	$9.83	1,076,250	$10.95	667,750	$11.33
Granted during the year	801,000	11.33	—	—	600,000	21.15
Exercised during the year	(24,750)	9.83	(408,500)	10.32	(118,250)	14.65

Outstanding and exercisable at the end of the year	1,076,250	10.95	667,750	11.33	1,149,500	16.11

Range of exercise price per share		$9.83 to $11.33		$11.33		$11.33 to $21.15

     The weighted average remaining contractual life of the share options outstanding at March 31, 2004 was 8.62 years. At March 31, 2003 and 2004, there were nil options available for future grant under the plans respectively.

14.	Operating Risk

     Concentrations of Credit Risk and Major Customers-A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2002, 2003 and 2004 are as follows:

	Percentage of net sales
	Year ended March 31,
	2002	2003	2004
Digidesign, Inc.	*	13.5%	17.8%
VTech Telecommunications Limited	15.3%	11.6%	17.6%
Epson Precision (H.K.) Limited	17.5%	22.3%	15.4%
Inter-Tel Incorporated	11.6%	13.0%	10.3%
Kyocera Mita Industrial Co. (H.K.) Limited	13.6%	10.9%	*

*	Less than 10%

     Sales to the above customers relate to both injection-molded plastic parts and electronic products.

     Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2003 and 2004, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2003	2004
Largest receivable balances	65.5%	58.3%

     The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 2002, 2003 and 2004 and there was no provision for bad debts at the beginning and end of the three years ended March 31, 2002, 2003 and 2004.

     Country risk-The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

15.	Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

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

     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Year ended March 31,
	2002			2003
		Intersegment			Intersegment
	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)
Segment:
Injection molded plastic parts	$47,504	$—	$13,010	$50,975	$1,068	$12,687
Electronic products	33,672	15	2,067	38,221	8	3,313
Metallic parts	4,987	2,828	(258)	5,542	2,757	(643)

Segment total	$86,163	$2,843	$14,819	$94,738	$3,833	$15,357
Reconciliation to consolidated totals:
Sales eliminations	(2,843)	(2,843)	—	(3,833)	(3,833)	—
Goodwill amortization not allocated to segment	—	—	(35)	—	—	—

Consolidated totals:
Net sales	$83,320	$—		$90,905	$—

Income before income taxes and minority interests			$14,784			$15,357

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31,
	2004
		Intersegment
	Net sales	sales	Profit (loss)
Segment:
Injection molded plastic parts	$54,745	$1,699	$11,717
Electronic products	40,083	3	5,378
Metallic parts	6,185	2,116	171

Segment total	$101,013	$3,818	$17,266
Reconciliation to consolidated totals:
Sales eliminations	(3,818)	(3,818)	—
Goodwill amortization not allocated to segment	—	—	—

Consolidated totals:
Net sales	$97,195	$—

Income before income taxes and minority interests			$17,266

	Year ended March 31,
	2002		2003		2004
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses
Segment:
Injection molded plastic parts	$719	$—	$396	$—	$230	$—
Electronic products	70	26	26	6	17	16
Metallic parts	14	—	4	—	0	—

Consolidated total	$803	$26	$426	$6	$247	$16

	Year ended March 31,
	2002			2003
			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization
Segment:
Injection molded plastic parts	$68,165	$3,916	$2,921	$80,335	$8,868	$3,082
Electronic products	24,508	335	1,444	26,400	532	1,190
Metallic parts	4,477	146	518	4,563	331	420

Segment totals	$97,150	$4,397	$4,883	$111,298	$9,731	$4,692
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(2,884)	—	—	(5,604)	—	—
Goodwill not allocated to segments	478	—	35	478	—	—

Consolidated totals	$94,744	$4,397	$4,918	$106,172	$9,731	$4,692

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year ended March 31,
	2004
			Depreciation
	Identifiable	Capital	and
	assets	expenditure	amortization
Segment:
Injection molded plastic parts	$83,391	$14,285	$2,992
Electronic products	29,182	5,162	949
Metallic parts	5,083	414	460

Segment totals	$117,656	$19,861	$4,401
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(4,600)	—	—
Goodwill not allocated to segments	478	—	—

Consolidated totals	$113,534	$19,861	$4,401

16.	Segment Information - Continued

     The Company’s sales are coordinated through the Hong Kong or Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2002	2003	2004
Net sales
China	$46,876	$53,503	$50,095
United States of America	19,375	25,949	37,359
Hong Kong	11,690	2,838	2,186
Europe	4,053	7,435	5,778
Others	1,326	1,180	1,777

Total net sales	$83,320	$90,905	97,195

     The location of the Company’s identifiable assets is as follows:

	March 31,
	2002	2003	2004
Hong Kong and Macau	$53,156	$58,579	$43,660
China	41,110	47,115	69,396
Goodwill	478	478	478

Total identifiable assets	$94,744	$106,172	$113,534

ITEM 19. EXHIBITS

     The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended through March 7, 1995) (incorporated by reference to Exhibit 3.1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on June 19, 1995).

1.2	Amendment to Memorandum and Articles of Association filed with BVI Registry of Companies on July 19, 1995 (incorporated by reference to Exhibit 1.2 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

1.3	Notice of amendment of Memorandum and Articles of Association, with Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.3 to Deswell’s Form 8A/A (Amendment No. 1) filed with the SEC on August 14, 2002).

1.4	Notice of amendment of Memorandum and Articles of Association (“Amendment No. 2”), with Notice of Increase in Authorised Capital and Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.4 to Deswell’s Form 8A/A (Amendment No. 2) filed with the SEC on August 14, 2002)

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	Facility letter dated April 8, 2004 between The Hongkong & Shanghai Banking Corporation Limited, Macao Branch (“HSBC”) and Jetcrown Industrial (Macao Commercial Offshore Limited (“JIMCO”).

4.2	Facility letter dated May 2, 2003 between Standard Chartered Bank and Kwanasia Electronics Company Limited (incorporated by reference to Exhibit 4.3 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.3	Facility letter dated February 23, 2004 between Fortis Bank Asia HK and Kwanasia Electronics Company Limited

4.4	Revolving Short-term Renminbi Loan Facility letter dated November 28, 2002 between UFJ Bank Shenzhen Branch and Dongguan Kwan Hong Electronics Co., Limited (incorporated by reference to Exhibit 4.6 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.5	Revolving Short-term Renminbi Loan Facility letter dated May 6, 2003 between Standard Chartered Bank Shenzhen Branch and Dongguan Kwan Hong Electronics Company Limited (incorporated by reference to Exhibit 4.7 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.6	Tenancy Agreement dated May 29, 2002 between Shekou Yu Yi Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st and 2nd Floor, Block A, Wing Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.8 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.7	Tenancy Agreement dated May 30, 2003 between Shekou NanShui Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 2nd to 5th Floor, Block E, Wing Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.9 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.8	Extension from May 1, 2003 to April 30, 2004 of and including Tenancy Agreement dated April 9 and 11, 2001 between Shekou East Empire Industrial Company Limited and Jetcrown Industrial (Shenzhen) Limited for the 2nd Floor to 5th Floor, Block H, Wing Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.10 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

Exhibit No.	Description
4.9	Tenancy Agreement dated December 31, 2002 between Shekou Tai Shen Enterprises Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for Block D (five floors total) Wing Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.11 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.10	Tenancy Agreement dated January 2, 2003 between Shekou District Yu Yee Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st to 5th Floor, Block F, Wing Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.12 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.11	Tenancy Agreement dated December 31, 2003 between Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee) for Room 201-203, 205-208, 210-214, 305, 307-310, 402-405, 407, 409, 413-414, 416, 502-504, 506-507, 510, 513-516, 601, 603-607, 609-616, 701-716, Block C1, New Wing Village, Shekou.

4.12	Tenancy Agreement dated January 7, 2004 between Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee) for 1/F-7/F, Block 13, Nanshui Siu Village, Room 201-204, 206, 409 of Block 9, NanShui Siu Village and Room 201 and 311 of Block C3 of New Wing Village, Shekou

4.13	Tenancy Agreement dated January 1, 2004 between Dongguan Houjie Town Chong Hing Trading Company (Lessor) and Jetcrown Industrial (Dongguan) Limited (Lessee) for Lease of a block of industrial building, a block of dormitory, and electricity room at Huangguan Industrial Estate, Ma Tsui, Dongguan.

4.14	Contract on Land and Factory dated February 28, 2003 between Dongguan City Cheung On Town Siu Bin Estate Member Committee and Dongguan Kwan Hong Electronics Co. Ltd. for the land and factory and dormitory buildings on the area between Siu Bin Reservoir and Sai Cheong Road, the second Industrial Zone, Siu Bin Estate, Cheung On Town, Dongguan City and the Attestation Deed dated May 14, 2003 (incorporated by reference to Exhibit 4.14 of registrant’s Form 20-F for the year ended March 31, 2003, filed with the SEC on September 15, 2003).

4.15	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.16	2003 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2003 Annual Meeting of Stockholders submitted to the SEC under cover of Form 6-K on September 15, 2003.)

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 20 of this report)

11.1	Code of Ethics

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO International to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

14.2	Consent of Deloitte Touche Tohmatsu to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: July 16, 2004	By:	/s/ Richard Lau

Richard Lau
Chairman of the Board and
Chief Executive Office