Form 20-F
period 2005-03-31
DESWELL INDUSTRIES INC
filed 2005-07-08
CIK 946936

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended:	Commission File Number:
March 31, 2005	0-26448

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common shares, no par value per share

As of March 31, 2005, there were 14,778,730 common shares of the registrant outstanding.

Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☑

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

     Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Report. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

     As used in this Report,” we,” “our,” “us,” “Deswell” or the “Company” refers to Deswell Industries, Inc. and its subsidiaries unless the context otherwise indicates.

     All share and per share information in this Report, has been adjusted to reflect the Company’s three-for-two stock split effected in July 2002 and the Company’s three-for-two stock split effected in March 2005.

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Report of Independent Registered Public Accounting Firm” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the United States dollar, and the functional currency of the Company’s subsidiaries are Hong Kong dollar and Chinese renminbi. All dollar amounts (“$”) set forth in this Report are in United States dollars, the references to HK$ refer to Hong Kong dollars and RMB to Chinese renminbi.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data (1)

     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2005, and the balance sheet data as of March 31, 2004 and 2005 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2001 and 2002, and the balance sheet data as of March 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this Report.

	(In thousands, except per share and percentage data)
	Year ended March 31,
	2001	2002	2003	2004	2005
Income Statement Data
Net sales	$80,847	$83,320	$90,905	$97,195	$125,590
Cost of sales	52,596	54,448	61,006	66,105	92,072

Gross profit	28,251	28,872	29,899	31,090	33,518
Selling, general and administrative expenses	15,414	14,939	15,354	14,718	15,759

Operating income	12,837	13,933	14,545	16,372	17,759
Interest expense	(6)	(26)	(6)	(16)	(12)
Other income, net	915	877	818	910	342

Income before income taxes	13,746	14,784	15,357	17,266	18,089
Income taxes	315	535	3,826	589	576

Income before minority interests	13,431	14,249	11,531	16,677	17,513
Minority interests	621	925	1,288	1,957	2,330

Net income	$12,810	$13,324	$10,243	14,720	15,183

Basic earnings per share (2)(3)	$1.06	$1.06	$0.79	$1.08	$1.04

Average number of shares outstanding—basic (2)(3)	12,096	12,605	13,008	13,664	14,656
Diluted earnings per share (3)	$1.05	$1.05	$0.77	$1.04	$1.02
Average number of shares outstanding—diluted (2)(3)	12,229	12,699	13,278	14,160	14,933

Statistical Data:
Gross margin	34.9%	34.7%	32.9%	32.0%	26.7%
Operating margin	15.9%	16.7%	16.0%	16.8%	14.1%
Dividends per share (3)	$0.39	$0.57	$0.51	$0.63	$0.65

	At March 31,
	2001	2002	2003	2004	2005
Balance Sheet Data
Working capital	$47,356	$54,922	$58,223	$52,876	$57,576
Total assets	83,466	94,744	106,172	113,534	136,976
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	482	—	—	—
Shareholders’ equity	63,877	69,651	81,846	89,730	104,767

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock splits effected in July 2002 and March 2005 (see Note 11 of Notes to Consolidated Financial Statements).

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

We face numerous risks as a result of our operations in China.

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

     There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.

     We do not own the land on which our factories in China are located. We occupy our manufacturing facilities under land use agreements or under tenancy agreements with the local Chinese government. These agreements may be difficult to enforce in China, which could force us to accept terms that may not be as favorable as those provided in our agreements. Unlike the U.S., China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination.

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

     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2005, we maintained fire, casualty and theft insurance aggregating approximately $44,371,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

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

     Under applicable Chinese law, we can obtain and have obtained tax breaks by reinvesting profits of certain of our subsidiaries in China. For information on our income taxes, rates and concessions with respect to our Chinese operations, see Note 8 of Notes to Financial Statements. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Moreover, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds.

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

     Changes in currency rates involving the Hong Kong dollar or Chinese renminbi could increase our expenses or cause economic or political problems affecting our business. Tariffs imposed as a result of China’s refusal to adjust its currency would make our products exported to the United State more expensive.

     Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese renminbi. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has cause the Chinese renminbi to trade between 8.276 and 8.280 to the United States dollar for the last several years. Over the years, and especially in the last several months, there have been reports that the Chinese Government is under economic and political pressure from countries with which it trades to permit its currency to appreciate against the United States dollar. For example, lawmakers in the United States have threatened to impose high tariffs on Chinese imports if China does not adjust its currency. If the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar is changed, our results of operations and financial condition could be materially adversely affected. Any material increase in the value of the Hong Kong dollar or Chinese renminbi relative to the U.S. dollar would increase our expenses when translated to US dollars and could make our products more expensive in global markets, such as the United States and the European Union. Tariffs imposed as a result of China’s refusal to adjust its currency would make our products exported to the United State more expensive and could place us at a severe competitive disadvantage.

     Our financial results could be adversely impacted by tax audits by the Hong Kong Inland Revenue Department on profits derived from activities of certain of our subsidiaries.

     The Hong Kong Inland Revenue Department, or IRD, which is tax authority of the Hong Kong Government, is currently engaged in aggressive and frequent field audits and close and critical scrutiny of commercial transactions. For example, during 2003 through July 2003, the Company engaged in discussions with the IRD regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Inland Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years and to limit the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company’s consolidated income statements for year ended March 31, 2003 and this adversely impacted the Company’s net income reported for the fourth quarter of, and the year ended, March 31, 2003. The Company believes, based on consultations with Hong Kong tax experts, that it has restructured the operations of its subsidiaries in order to strengthen further its tax position if audited by the IRD in the future for fiscal years after March 31, 2002. However, litigating with the IRD is inherently uncertain, lengthy, time consuming and expensive and there is no guarantee that the Company would prevail. Even if the Company believed it would prevail, Deswell might choose to settle future assessments for amounts in excess of the tax provisions it made for the years involved in order to eliminate the expense or uncertainty of challenging such assessments. In either event, Deswell’s financial results could be adversely impacted.

     Any future outbreak of severe acute respiratory syndrome or other diseases may have a negative impact on our business and operating results.

     In the first calendar quarter of 2003, several economies in Asia, including Hong Kong, where our logistic support office and some of our customers are located, and southern China, where our factories are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of an outbreak of SARS, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closure to our office in Hong Kong or factories in China if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our customers and suppliers based in Hong Kong or China and our business and operating results.

     In addition, there has recently been an outbreak of avian influenza in humans in Asian countries, including Vietnam, South Korea and Japan, which has proven fatal in some instances. As the human death toll continues to grow, many are concerned that the virus will mutate and trigger a human pandemic. If such an outbreak were to spread to southern China, it may adversely affect our business operating results.

     Political and economic instability of Hong Kong and Macao could harm our operations.

     Our administration and accounting office are located in Macao, formerly a Portuguese Colony and some of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Macao and Hong Kong was transferred to China effective on December 20, 1999 and July 1, 1997, respectively. Since their transfers, Macao and Hong Kong have become Special Administrative Regions of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Macao or Hong Kong. Under the principle of “one country, two systems,” Macao and Hong Kong maintain legal systems that are different from that of China. Macao’s legal system is based on the Basic Law of the Macao Special Administrative Region and, similarly, Hong Kong’s legal system is based on the Basic Law of the Hong Kong Special Administrative Region. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s accession to the World Trade Organization

(introducing market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Macao and Hong Kong remain uncertain, and any instability could have an adverse impact on our business.

     A recent labor shortage in southern China could adversely affect our gross margins or decrease revenue.

     The Company carries out all of its manufacturing operations in Southern China, where it has been able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. Historically, there has been an abundance of labor in southern China, but, according to a recent Chinese government survey, factories in southern China are facing a labor shortage as migrant workers seek better wages and working conditions elsewhere. If this trend continues, the Company’s operations could be adversely affected by, for example, preventing the Company from manufacturing at peak capacity or forcing the Company to increase wages to attract necessary workers. This could result in lower revenues or increased manufacturing costs, which would adversely affect gross margins.

We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us.

     Historically, a substantial percentage of our sales have been to a small number of customers. Our four largest customers during the year ended March 31, 2005 were Digidesign Inc., Epson Precision (H.K.) Limited, Line 6 Manufacturing and VTech Telecommunications Limited. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2005 and accounted for an aggregate of 47.2%, 57.6% and 64.6%, respectively, of our total net sales during the years ended March 31, 2003, 2004 and 2005, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.

We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.

     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2003, 2004 and 2005:

	Year ended March 31,
	2003	2004	2005
Resins cost as a % of plastic products sold	53%	52%	58%
Resins cost as a % of total cost of goods sold	25%	25%	24%

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

     Over the last few years we have been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined by:

•	16.6% from 32.0% during the year ended March 31, 2004, to 26.7% during the year ended March 31, 2005,

•	2.7%, from 32.9% during the year ended March 31, 2003, to 32.0% during the year ended March 31, 2004, and

•	5.2%, from 34.7% during the year ended March 31, 2002, to 32.9% during the year ended March 31, 2003,

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

     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa, Malaysia and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2005, approximately 97% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in China, the United States, Europe and Hong Kong. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

     We depend to a large extent on the abilities and continued participation of

•	Richard Lau, our Chairman of the Board and Chief Executive Officer;

•	C. P. Li, our Executive Director, General Manager in charge of manufacturing and administrative operations for plastic products, and Chief Financial Officer;

•	C. W. Leung, Executive Director of Engineering in charge of the mold division and engineering for our plastic manufacturing operations;

•	S. K. Lee, our Director of Administration and Marketing and General Manager in charge of administrative and marketing operations for electronic and metallic products; and

•	M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic and metallic products.

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

     Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own approximately 31.0% our shares at June 28, 2005. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

If we do not receive an unqualified opinion on the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (currently required for our fiscal year ending March 31, 2007 and thereafter), investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

     As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control structure and procedures over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control structure and procedures over financial reporting. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control structure and procedures over financial reporting. While we intend to conduct a rigorous review of our internal control structure and procedures over financial reporting in order to assure compliance with Section 404 requirements by the deadline applicable to us (currently March 31, 2007 and fiscal years thereafter), if our independent auditors interpret Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control structure and procedures over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management’s assessment or issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.

Legislative actions and potential new accounting pronouncements are likely to impact our future financial position and results of operations and in the case of FASB’s new pronouncement regarding the expensing of stock options will adversely impact our financial results.

     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. These regulatory changes and other legislative initiatives have increased general and administrative costs. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock options will require us to record charges to earnings for stock option grants to employees and directors and will adversely affect our financial results after we implement the new pronouncement, which we expect will be in the quarter ending June 30, 2006 unless the compliance date to implement this accounting change is again postponed by the SEC.

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

     As permitted by the law of the British Virgin Islands, our Memorandum and Articles of Association, which are the terms used in the British Virgin Islands for a corporation’s charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock or to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). Our board’s ability to amend our charter documents without shareholder approval, including its ability to create and issue preference shares, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

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

     Deswell developed from the initial incorporation of Jetcrown Industrial Limited (“JIL”), a Hong Kong limited liability company, in February 1987. Richard Lau, C. P. Li and C. W. Leung founded JIL to manufacture injection-molded plastic parts for OEMs and contract manufacturers. JIL is the ultimate predecessor of the Company as restructured in March 1994. In January 1990, Jetcrown Industrial (Shenzhen) Limited, a limited liability China foreign operation (“Jetcrown Shenzhen”), was organized to conduct the Company’s manufacturing operations in China and JIL’s manufacturing operations were relocated to China in 1990. Marcon Enterprises Limited, a British Virgin Islands International Business Company (“Marcon”), was organized in July 1991 to hold the beneficial ownership of Jetcrown Shenzhen and to supervise the latter’s manufacturing operations. Marcon has been dormant since April 2003 and was sold to a third party in October 2003. Richtex Services Limited (“Richtex”), a Hong Kong

limited liability company, was organized in November 1991 to serve as Marcon’s local agent and to discharge Marcon’s duties to supervise the manufacturing operations of Jetcrown Shenzhen. Richtex was deregistered from the Companies Registry in March 2004. JIL has been dormant since January 2004.

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

     Kwanasia originally conducted the Company’s contract electronic manufacturing operations through a joint venture enterprise (organized as a limited liability China company) called Shenzhen Kwanam Electronics, Co., Ltd. (“Shenzhen Kwanam”). Shenzhen Kwanam was initially established as a 70%-30% joint venture company pursuant to a Joint Venture Agreement between Kwanasia and Commercial Trading Corporation (“CTC”), an independent Chinese party. However, the parties to the Joint Venture Agreement subsequently elected to modify such arrangement. Such modification took various forms but in each case essentially provided that Kwanasia and its successor (through the subsidiaries which held the joint venture interest) would have in substance a 100% economic interest in the joint venture enterprise, subject to a RMB60,000 (approximately $7,200 at May 30, 1996) annual payment by it to CTC. In May 1996, Kwanasia and CTC agreed that Kwanasia would purchase CTC’s 30% interest in Shenzhen Kwanam (the “Buy-out Agreement”) for RMB180,000 (approximately $22,000 at May 30, 1996, the day the purchase price was paid). This transaction was completed during the year ended March 31, 1998 and resulted in Shenzhen Kwanam becoming a wholly owned subsidiary. Following reorganization in electronic operations and its move into a new manufacturing plant in Dongguan, China, the manufacturing operations of Shenzhen Kwanam were switched to another wholly owned subsidiary, Dongguan Kwan Hong Electronics Co. Ltd. (“Kwan Hong”) commencing April 1, 1999. Kwan Hong was initially established as an 85%-15% joint venture company pursuant to a Joint Venture Agreement dated January 31, 1997 between Kwanasia and Dongguan Cheung On Lang Wang Electronics Development Company (“Lang Wang”), an independent Chinese party. Pursuant to a subsequent supplemental agreement signed on February 27, 1997 between Kwanasia and Lang Wang, both parties agreed that Kwanasia would have in substance a 100% economic interest in the joint venture enterprise with Lang Wang guaranteed an annual rental income for the buy out. In March 2004, Kwanasia’s 85% interest in Kwan Hong was transferred to Integrated International Limited (see discussion of Integrated below) and in May 2004, Lang Wang’s 15% interest in Kwan Hong was also transferred to Hong Xin Electronics Company Limited (“Hong Xin”), a new independent Chinese party. The registrations of Integrated and Hong Xin with the Chinese Government were approved in April and July 2004, respectively. In a supplemental agreement signed on July 1, 2004, both parties agreed that Intergrated’s wholly-owned subsidiary would have in substance a 100% economic interest in the joint venture enterprise with Hong Xin guaranteed an annual rental income for the buy out.

     The Company’s incorporation in the British Virgin Islands in December 1993 was part of a restructuring in which Deswell Industries, Inc. was organized to become the ultimate parent holding company of the companies engaged in actual business operations and to spin off to Messrs. Lau, Li and Leung other companies that hold real estate in Hong Kong. This restructuring, which was completed in March 1994, involved the following steps. First, on December 13, 1993, the Company (i) allotted a total of 2,539 common shares to provide the initial capital of the Company and (ii) acquired the entire issued share capital of Leesha Holdings Limited, the former ultimate parent company, in exchange for which it issued a total of 3,387,304 common shares. These shares were issued in equal portions to Messrs. Lau, Li and Leung, the former shareholders of Leesha Holdings Limited. Second, on March 22, 1994, the Company acquired the entire issued share capitals of JIL, Marcon (including its interest in Jetcrown Shenzhen) and Richtex from Leesha Enterprises Limited, a wholly owned subsidiary of Leesha Holdings Limited and a second-tier holding company, in exchange for which the Company issued an aggregate of 7,618 common shares in equal proportions to Messrs. Lau, Li and Leung. Third, also on March 22, 1994, the Company acquired Leesha Enterprises Limited’s 50.00005% interest in Kwanasia in exchange for the issue of 2,539 common shares in the Company in equal proportions to Messrs. Lau, Li and Leung and the assignment of a debt due to JIL of approximately $465,000 relating to the original purchase of Kwanasia. Finally, on March 22, 1994, the Company made a distribution in specie of the entire share capital of Leesha Holdings Limited to Messrs. Lau, Li and Leung.

     The immediate effect of this restructuring was that the Company wholly owned JIL, Marcon (which wholly owned Jetcrown Shenzhen) and Richtex and also owned 51% of the outstanding capital stock of Kwanasia (which, in turn had a 100% economic interest in Shenzhen Kwanam). Messrs. Lee and Tam owned the balance of Kwanasia. In 1995, this restructuring was fine-tuned further, with the Company forming two new corporations, Union International Limited (which changed its name to Integrated International Limited on May 1, 1996) (“Integrated”) and Oriental Enterprises Limited (which changed its name to Bright Oriental Enterprises Limited on May 1, 1996) (“Oriental Enterprises”), both corporations organized under the laws of Samoa. Integrated issued its shares proportionately to Deswell and Messrs. Lee and Tam in exchange for all outstanding capital stock of Kwanasia respectively held by them, with the result that through February 1998, Integrated was 51%-owned by Deswell and 49%-owned by Messrs. Lee and Tam.

     In March 1998, Messrs. Lee and Tam together sold 5% shareholding interest in Integrated to Micropower Enterprises, Ltd. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from Messrs. Lee and Tam in exchange for the issuance to Messrs. Lee and Tam of an aggregate of 251,880 common shares of Deswell. In April 2005, the Company increased its interest in Integrated to 76% by purchasing the 5% interest owned by Micropower Enterprises Ltd. in exchange for the issuance to Micropower Enterprises Ltd. of 120,000 common shares of Deswell. Integrated in turn owns all of the outstanding capital stock of Kwanasia. Messrs. Lee and Tam still own, in equal shares, 24% of the capital stock of Integrated and continue to serve as the executives in charge of administrative and manufacturing operations, respectively, for the Company’s contract manufacturing operations for electronic products and subassemblies. See Item 6 Directors, Senior Management and Employees.

     As part of the Company’s restructuring, Oriental Enterprises was organized as a wholly-owned subsidiary of Integrated and it was assigned Kwanasia’s joint venture interest in Shenzhen Kwanam and assumed Kwanasia’s rights and responsibilities under the Shenzhen Kwanam joint venture. With the completion during the year ended March 31, 1998 of the purchase of CTC’s 30% joint venture interest in Shenzhen Kwanam pursuant to the Buy-out Agreement, Shenzhen Kwanam became a wholly owned subsidiary of Oriental Enterprises. Shenzhen Kwanam was closed on January 1, 2004 upon the expiration of its 10-year business license. Oriental Enterprises has been dormant since April 2002 and was sold to a third party in October 2003.

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

     In January 2000, the Company organized Blue Collar Holdings Limited (“Blue Collar”), a British Virgin Islands International Business Company to hold the beneficial ownership of Jetcrown Industrial (Dongguan) Limited (“Jetcrown Dongguan”). Jetcrown Dongguan, a limited liability China Foreign Enterprise registered in January 2000, was organized to conduct the Company’s plastic injection molding manufacturing operations in Dongguan, China. Jetcrown Dongguan commenced production in July 2000.

     In April 2000, Integrated organized Digiwave Limited (originally named Wisetop Technology Limited), a limited liability Hong Kong Company, to carry on original design manufacturing, or ODM, in connection with our electronic manufacturing business. Digiwave was deregistered from the Companies Registry in March 2004.

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

     In August 2001, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronic businesses. The capital stock of J&K OEM was owned 51% by Deswell, 39% by Dickson Lam, Deswell’s former Director of Marketing for plastic and electronic products, and 10% by two other individuals, who were employees of J&K OEM. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated a new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that is wholly-owned by Triumph Wise. The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam and 10% by two other individuals, who are now employees of J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and J&K OEM has been dormant since then. In March 2005, the Hong Kong Companies Registry approved the application to deregister J&K OEM from the Companies Registry. J&KMCO has been dormant since January 2005 following the retirement of Dickson Lam and in June 2005, the Macao Company Registry approved the application of Deswell and the minority shareholders of Triumph Wise to deregister J&KMCO from the Company Registry.

     In March 2003, Deswell also organized Rainbow Hill Limited, a 100% owned British Virgin Islands International Business Company, in order to establish another new 100% owned Macao incorporated company, namely Jetcrown Industrial (Macao Commercial Offshore) Limited (“JIMCO”). In August 2003, JIMCO was incorporated and obtained business license approval to carry out offshore trading activities in Macao.

     In October 2003, Deswell organized Ideatop Holdings Limited (“Ideatop”), a British Virgin Islands International Business Company to hold the beneficial ownership of Jetcrown Shenzhen. The registration of Ideatop with the Chinese Government was approved in December 2003. In September 2004, Ideatop reinvested retained earnings of $1,800,000 from Jetcrown Shenzhen to Jetcrown Donnguan, a sister subsidiary. At the same time, Ideatop also invested an additional cash capital of $1,800,000 in Jetcrown Dongguan, making its total investment holdings in Jetcrown Dongguan to approximately 26.1%. As a result, Blue Collar’s holdings in Jetcrown Donnguan were reduced from 100% to approximately 73.9%.

     In October 2003, the Company also organized Joint Harvest Industries Limited, a British Virgin Islands International Business Company and 100% owned by Integrated, in order to establish another new 100% owned Macao incorporated company, namely Kwanasia Electronics (Macao Commercial Offshore) Limited (“KEMCO”). In April 2004, KEMCO was incorporated and obtained business license approval to carry out offshore trading activities in Macao. Kwanasia has been dormant since June 2004 when KEMCO commenced operations.

     In December 2003, the Company also organized Spring Fountain Investments Limited, a British Virgin Islands International Business Company and 100% owned by Integrated for investment holding purpose.

Organizational Structure

     The following chart illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2005.

Jetcrown Industrial (Shenzhen) Limited
(A limited liability China Foreign Operation)
Star Peace Ltd.
(A British Virgin Islands International Business Company)
Jetcrown Industrial (Macao Commercial Offshore) Limited
(A Macao incorporated company))
100%
100%
100%
Ideatop Holdings Ltd.
(A British Virgin Islands International Business Company)
100%
Rainbow Hill Ltd.
(A British Virgin Islands International Business Company)
100%
26.1%
Deswell Industries, Inc.
A British Virgin Islands International Business Company
Jetcrown Industrial (Dongguan) Limited
(A limited liability China Foreign Operation)
73.9%
71 (1)%
Blue Collar Holdings Ltd.
(A British Virgin Islands International Business Company)
100%
Integrated International Ltd.
(A Samoa Corporation)
51%
Triumph Wise Technology Ltd.
(A British Virgin Islands International Business Company)
100%
100%
100%
Dongguan Kwan Hong Electronics Co. Ltd.
(A limited liability China Foreign Operation)
Joint Harvest Industries Ltd.
(A British Virgin Islands International Business Company)
Spring Fountain Investments Ltd.
(A British Virgin Islands International Business Company)
100%
Kwanasia Electronics (Macao Commercial Offshore) Ltd.
(A Macao incorporated company)

(1) In April 2005, Deswell increased its interest in Integrated International Ltd. to 76%.

Legend
Parent Holding Company
1st Tier Subsidiary
2nd Tier Subsidiary
3rd Tier Subsidiary

Capital Expenditures

     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2005 include the following:

	2003	2004	2005
Purchase of property, plant and equipment	$9,731,000	$19,862,000	$17,003,000
Proceeds from the sale of property, plant and equipment	127,000	430,000	36,000

     Principal capital expenditures made and currently in progress relate to improvements we are constructing and have constructed on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories is planned to occur in three to four phases. The pace of construction depends on our financial situation and future operating results.

     Through March 31, 2005, Deswell spent an aggregate of approximately $7.5 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 440,000 square feet of factory space, an 85,000 square foot amenity center and 95,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003 with interior build-out finished in June 2003. After installation of machinery and final touch up, Phase I of the new factory became operational at the end of November 2003. During the same period, approximately $14.6 million were used to expand the Company’s injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and $6.4 million were used to acquire and install furniture and fixtures for operations.

     Following completion of space built through Phase I, we spent an aggregate of approximately $6.5 million for the second phase of construction, which comprises an additional two factory building units covering approximately 220,000 square feet and three additional dormitory units of 216,000 square feet. Phase III of construction, with a planned investment of $10 million, will consist of an approximate 133,000 square foot office building, an additional 377,000 square feet of factory space and one additional dormitory unit of 120,000 square feet. Phase IV of construction, which will consist of an additional two dormitory units and two other buildings, is planned for the long-term, with construction to begin following completion of Phase III, as resources become available.

     In July 2003, Deswell’s electronic & metallic subsidiary completed the $4.1 million acquisition of 240,000 square feet of land and 400,000 square feet of factory buildings and accommodations in Cheung On, Dongguan. These premises were previously leased from a local government unit for the Company’s electronics and metallic operations.

     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phases of construction of our new factory.

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

     As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, as a result of increased competition, Deswell has been forced to reduce the sales prices of its products during the years ended March 31, 2003, 2004 and 2005, which has resulted in lower gross profit margins during these years.

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

Operations

     Plastic Injection Molding

     Plastic injection molding manufacturing accounted for 54.9%, 54.6% and 47.5% of the Company’s total sales during the years ended March 31, 2003, 2004 and 2005, respectively. At March 31, 2005, the Company conducted its plastic manufacturing operations in approximately 311,000 and 693,000 square feet of factory space in its factories located in Shekou, Shenzhen, China and Dongguan, Guangzhou, China, respectively.

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

     The mold-making process ranges from 25 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2005, the Company used 29 EDMs (electrical discharge machines), 30 CNC (computer numerical control) milling machines and 85 NC (numerical control) milling machines in the mold-making process.

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

     During the year ended March 31, 2004, the Company purchased and installed approximately $3.6 million worth of small- to medium-size machines and equipment, including 102 sets of Chen Hsong hydraulic injection machines with a clamping force of 55 tons to 218 tons; five sets of double-injection machines with a clamping force of 200 tons; nine sets of Fanuc electric precision-injection machines with a clamping force of 75 tons to 140 tons; four sets of Sumitomo high-speed precision-injection machines with a clamping force of 75 tons to 100 tons; two sets of high-precision large Makino electric discharge machines; and two sets of high-precision Mitsubishi wire-cut machines.

     During the year ended March 31, 2005, the Company continued to expand its production capabilities, purchasing and installing approximately $2.9 million of machines and equipment, including four sets of EDMs; five sets of CNC milling machines; seven sets of NC milling machines; sixteen sets of Chen Hsong hydraulic injection machines with clamping force of 128 tons to 268 tons; and six sets of injection molding machines with clamping force of 85 to 200 tons, replacing 10 sets of old injection machines and one set of EDMs.

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

     During the year ended March 31, 2005, the Company made on average about 70 to 100 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

     Plastic Injection. During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers, below.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2005, the Company had 368 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 80 to 100 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

     Using separate shifts, injection molding is generally conducted 24 hours a day, five to seven days per week, other than normal down time for maintenance and changing of product molds. Molding of products requiring extra concerns for appearance, such as cases for calculators, personal organizers and telephones are conducted in an isolated and dust free section of the factory. In a continuous effort to assure quality, the Company’s quality control personnel inspect the products produced from each machine generally at hourly intervals during production. When defects are discovered, the Company’s maintenance personnel inspect the mold and the machine to determine which is responsible. If the mold is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by one of a team of technicians employed to maintain molds. The mold will then be remounted on the machine and production will continue. If the machine is the source of the defect, the Company’s technicians and engineers service the machine immediately. Through this continuous vigilance to molds and machines, the Company has experienced what it believes to be a relatively low scrap rate and has been able to maintain a high level of productivity of its injection molding machines.

     Finishing. After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

     Electronic Products and Assemblies

     In an aggregate of approximately 216,000 square feet of factory space at March 31, 2005 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2003, 2004 and 2005, manufacturing of electronic products accounted for approximately 42.0%, 41.2% and 48.1%, respectively, of the Company’s total sales. During the same periods, manufacturing of finished products accounted for 97%, 99% and 99%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.

     In assembling printed circuit boards the Company purchases printed circuit boards, surface mounted components and chips and uses PTH, BGA and SMT interconnection technologies to assemble various components onto the PCBs. Before delivery, completed PCBs are checked by in-circuit-testers and outgoing quality assurance inspections are performed.

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

     SMT is the automatic process of printed circuit board assembly in which components are mounted directly to the surface of the board, rather than being inserted into holes. With this process, solder is accurately stenciled in paste form on pads located on the printed circuit board and the components are then placed onto the solder paste and fused to the melting point of the paste to establish a strong solder joint between components and the printed circuit board. The SMT process allows miniaturization of PCBs, cost savings and shorten lead paths between components (which results in faster signal speed and improved reliability). Additionally, it allows components to be placed on both sides of the printed circuit board, a major factor for the purpose of miniaturization.

     Manufacturing operations include PCB assembly, wiring and testing. The process is completed by assembling the PCBs into a plastic or metal housing that comprises the finished product. Quality assurance is then conducted in accordance with the customers’ requirements before the shipment.

     Metal Parts Manufacturing

     In an aggregate of approximately 117,000 square feet of factory space at March 31, 2005 located at facilities in Dongguan, China next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 3.1%, 4.2% and 4.4% of Deswell’s total sales during the years ended March 31, 2003, 2004 and 2005, respectively.

     Quality Control

     The Company maintains strict quality control procedures for its products. At hourly intervals, the Company’s quality control personnel monitor machines and molds to assure that plastic parts are free from defects.

     For electronic operations, the Company’s quality control personnel check all incoming components. Moreover, during the production stage, the Company’s quality control personnel check all work in process at several points in the production process. Finally, after the final assembly and before shipment, the Company conducts quality assurance inspections in accordance with the customers’ Acceptable Quality Level, or AQL, requirements..

     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2003, 2004 and 2005.

     In 1995, the Company earned ISO 9001 certifications for both its plastic and electronic products manufacturing operations. In April 2000, the Company also received ISO 9002 for its metal manufacturing operation. The “ISO” or International Organization for Standardization is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which is the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor and to make improvements where needed. ISO 9001 is the ISO level appropriate for manufacturers like the Company. The Company’s receipt of ISO 9001 certification demonstrates that the Company’s manufacturing operations meet the established world standards.

     In August 2003, the Company‘s plastic injection manufacturing plant in Shenzhen obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification. ISO 14000 is a series of international standards on environmental management, ISO 14001 is the most well known of these standards and is often seen as the corner stone standard of the ISO 14000 series. The Company’s electronic and metallic manufacturing plant is in the process of seeking ISO 14001 certification.

     The Company was working toward having its plastic injection manufacturing plant obtain QS 9000 Certification but before completing that process elected to seek ISO/TS 16949 Certification. ISO/TS 16949 is an ISO Technical Specification. This specification aligns existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2000, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications. The Company expects to achieve ISO/TS 16949 Certificate by the end of 2005.

     Raw Materials, Component Parts and Suppliers

     Plastic Resins. The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene), which in the years ended March 31, 2003, 2004 and 2005 averaged approximately 53%, 50% and 58%, respectively, of the Company’s cost of plastic products sold and 25%, 24% and 24%, respectively, of the Company’s total cost of goods sold. Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.

     The Company used in excess of 13,573,000 pounds of plastic resins during the year ended March 31, 2005. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

     Raw Metal. The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2003, 2004 and 2005. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

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

     Customers and Marketing

     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in Asia (Hong Kong, Japan and China), the United States and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2003, 2004 and 2005. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2003, 2004 and 2005:

Geographic areas	2003	2004	2005

China	58.9%	51.6%	44.8%
United States	28.5	38.4	40.5
Europe	8.2	5.9	10.9
Hong Kong	3.1	2.3	0.8
Others	1.3	1.8	3.0

Total	100.0%	100.0%	100.0%

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

     Major Customers

     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2005 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 2003, 2004 and 2005.

		Year ended March 31,
Customer	Product	2003	2004	2005
Digidesign, Inc.	Professional audio equipments	13.5%	17.8%	19.1%
Epson Precision (H.K.) Limited	Plastic components	22.3%	15.4%	18.5%
Line 6 Manufacturing	Professional audio equipments	0.0%	*	14.9%
VTech Telecommunications Limited	Telephones and organizers	11.6%	17.6%	12.1%

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

Property, Plants and Equipment

     Macao

     The Company leases Units 17B and 17E, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party for a term of two years to July 2005. The premises are used as trading, administrative and accounting office for the Company’s plastic injection business. The monthly rent is approximately $2,000.

     The Company also leases Unit 6B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party for a term of two years to February 2006. The premise is used as trading, administrative and accounting office for the Company’s electronic & metallic business. The monthly rent is approximately $820.

     Hong Kong

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

     At March 31, 2005 the Company leased approximately 198,000 square feet of manufacturing space at Block A, 1/F-2/F, Block B, 1/F-3/F, Block D, 1/F-5/F, and Block F, 1/F-5/F Wing Village Industrial Estate, Shekou, Shenzhen, China which are used for its plastic injection molding operations. These factory premises are leased from the local Chinese government and third parties under separate leases expiring from December 2005 to December 2007. The aggregate monthly rent is approximately $47,600.

     In January 2000, the Company acquired under sale and purchase agreement with the local government party an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. As at March 31, 2005, there were built and operational 693,000 square feet of factory space, 91,000 square feet of amenity space and 452,000 square feet of dormitory space.

     The Company leases space at various locations near its plastics manufacturing factories in Shekou and Dongguan that it uses as dormitories for factory staff and workers. Management estimates that the space leased for dormitories approximated 71,200 square feet and 4,500 square feet at March 31, 2005 in Shekou and Dongguan, respectively. The facilities are leased for periods of one to two years, expiring from April 2005 to January 2006. The aggregate monthly rental is approximately $12,500. The Company has acquired under purchase and sale agreements with third parties an aggregate of approximately 24,600 square feet of additional space at various locations near its plastics manufacturing operations in Shenzhen, which are also used as dormitories for factory staff and workers.

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

     At March 31, 2005, the Company leased approximately 69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China for its contract metal manufacturing operation. These premises are leased from third party expiring in May 2007. The aggregate monthly rental is approximately $8,600.

     In addition, the Company leases approximately 38,600 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from July 2005 to November 2006. The aggregate monthly rental is approximately $7,000.

     Management believes that Deswell will be able to renew each of the leases described above as it expires for periods comparable to the current term or find alternative space as needed.

     The Company believes that its existing offices and manufacturing space, together with the additional manufacturing space in our Dongguan plant to be completed by end of this year and manufacturing space in close proximity to its existing facilities, which management believes will be available as needed for limited expansion, will be adequate for the operation of its business for at least the next two years.

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

     General

     The Company’s revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. JIMCO, Jetcrown Shenzhen and Jetcrown Dongguan (wholly owned subsidiaries) carry on the plastics operations whereas Integrated carries out the electronics operations. The Company acquired a controlling interest in Integrated’s predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Through December 2002, the Company owned a 51% interest in Integrated. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from its minority shareholders in exchange for the issuance to them of an aggregate of 251,880 common shares. In April 2005, the Company increased its interest in Integrated to 76% by purchasing an additional 5% from a minority shareholder in exchange for the issuance to it of 120,000 common shares.

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

     The Company’s earnings have benefited from favorable overall effective income tax rates of 24.9%, 3.4% and 3.2% for the years ended March 31, 2003, 2004 and 2005, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. For information relating to the Company’s settlement of a tax dispute with the Hong Kong Inland Revenue Department, or IRD, in 2003 regarding whether Deswell should be assessed additional taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2003, see the discussion under “Year ended March 31, 2004 Compared to Year Ended March 31, 2003,” below. For information regarding Chinese governmental economic, fiscal, monetary or political policies or factors have affected or could materially affect Deswell’s operations and investments, please see “Item 3. Key Information – Risk Factors – We Face Numerous Risks as a Result of Our Operations in China And Hong Kong.”

     Currently, under the Chinese tax system Deswell can obtain tax breaks by reinvesting profits of certain of our subsidiaries in China. For information on our income taxes, rates and concessions with respect to our Chinese operations, see Note 8 of Notes to Financial Statements. The Company expects to continue to benefit from a low overall effective income tax rate in the future, barring unforeseen changes in tax laws and regulations in the various jurisdictions in which it operates. See “Uncertain applications of Chinese tax laws could subject us to greater taxes in China” included under “We face numerous risks as a result of our operations in China and Hong Kong” in Item 3. Key Information – “Risk Factors.”

     Deswell’s material operations are generally organized in three segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic and metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2005.

	Year ended March 31, 2003			Year ended March 31, 2004			Year ended March 31, 2005
	Plastic			Plastic			Plastic
	Injection-	Electronic		Injection-	Electronic		Injection-	Electronic
	Molding	& Metallic		Molding	& Metallic		Molding	& Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	57.0	79.4	67.1	60.4	77.2	68.0	65.2	80.6	73.3

Gross profit	43.0	20.6	32.9	39.6	22.8	32.0	34.8	19.4	26.7
Selling, general and administrative expenses	19.1	14.1	16.9	18.5	11.1	15.2	16.6	8.9	12.6

Operating income	23.9	6.5	16.0	21.1	11.7	16.8	18.2	10.5	14.1
Interest expense	—	—	—	—	—	—	—	—	—
Other income, net	1.6	—	0.9	1.0	0.9	0.9	0.2	0.3	0.3

Income before income taxes and minority interest	25.5	6.5	16.9	22.1	12.6	17.8	18.4	10.8	14.4
Income taxes	4.1	4.3	4.2	0.5	0.8	0.6	0.3	0.6	0.5

Income before minority interests	21.4	2.2	12.7	21.6	11.8	17.2	18.1	10.2	13.9
Minority interests	0.8	2.1	1.4	0.9	3.4	2.0	0.7	2.9	1.8

Net income	20.6%	0.1%	11.3%	20.7%	8.4%	15.1%	17.4%	7.3%	12.1%

Year ended March 31, 2005 Compared to Year Ended March 31, 2004

     Net Sales - The Company’s net sales for the year ended March 31, 2005, were $125,590,000, an increase of $28,395,000 or 29.2% as compared to year ended March 31, 2004. Sales to Digidesign Inc. (“Digidesign”), Epson Precision (H.K.) Ltd. (“Epson”), Line 6 Manufacturing and VTech Telecommunications Ltd. (“VTech”), the Company’s four largest customers during the year ended March 31, 2005, represented approximately 64.6% of net sales for the year. See Item 4 “Information on the Company – Major Customers”.

     The increase in sales was mainly related to the increase in sales of plastic segment of $6,596,000 and the increase in sales of electronic and metallic segment of $21,799,000. This represented an increase of 12.4% and 49.4%, respectively, as compared with the respective net sales from these segments in the prior year.

     The revenue increase in the plastics segment was mainly a result of increase in orders from its existing and new customers of $5,461,000 and $1,135,000, respectively, as compared to the corresponding period last year. The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from both existing and new customers of $21,041,000 and $1,950,000, respectively, offsetting the net decrease in orders from old customers of $1,192,000 during the year ended March 31, 2005. The net increase resulted from a change in the customer mix during the period as compared with last year.

     Gross Profit - The overall gross profit for the year ended March 31, 2005 was $33,518,000, representing an overall gross profit margin of 26.7%. This compares with the overall gross profit and gross profit margin of $31,090,000 or 32.0% for the year ended March 31, 2004.

     Gross profit in plastic segment decreased by $266,000, to $20,752,000 or 34.8% of net sales, for the fiscal year ended March 31, 2005, compared to $21,018,000 or 39.6% of net sales for fiscal 2004. This was mainly attributed to an average 20% to 30% increase in resin cost and the increase in net sales of relatively lower margin plastic injection assemblies over the fiscal year 2005, and therefore offsetting the increase in net sales for the year.

     Gross profit in the electronic & metallic segment increased by $2,694,000, to $12,766,000 or 19.4% of net sales, for fiscal year ended March 31, 2005 compared to $10,072,000 or 22.8% of net sales, for fiscal 2004. This was mainly attributed to the change in sales mix and the increased demand for lower margin products over the corresponding year. There was also an increase in electronic material cost which could not be added to the selling price to customers. In addition, Deswell’s electronic division was more proactive in fiscal 2005 in offering volume pricing for large orders than it was in fiscal 2004.

     Selling, general and administrative expenses – SG&A expenses for the year ended March 31, 2005 were $15,759,000, amounting to 12.5% of total net sales, as compared to $14,718,000 or 15.1% of total net sales for the year ended March 31, 2004.

     The SG&A expenses in the plastic segment increased by $86,000 or 0.9%, to $9,890,000 or 16.6% of net sales, for the year ended March 31, 2005 compared to $9,804,000 or 18.5% of net sales, for fiscal 2004.

     The SG&A expenses in the electronic and metallic segment increased by $955,000 or 19.4%, to $5,869,000 or 8.9% of net sales, for the year ended March 31, 2005, compared to $4,914,000 or 11.1% of net sales for fiscal 2004. The increase was primarily related to the increase in salary expenses of $542,000, other general administration expenses of $350,000 and selling expenses of $218,000, offsetting a decrease in depreciation expenses of $159,000 during the year ended March 31, 2005.

     Operating income – Operating income was $17,759,000 for the year ended March 31, 2005, an increase of $1,387,000 or 8.5% as compared with the prior year.

     On a segment basis, the operating income of plastic segment decreased $352,000 to $10,862,000 or 18.2% of net sales, in fiscal 2005 compared to $11,214,000 or 21.1% of net sales in fiscal 2004. The decrease in operating income was due to the decrease in gross profit together with the increase in SG&A expenses.

     The operating income of electronic and metallic segment increased $1,739,000 to $6,897,000 or 10.5% of net sales, in fiscal 2005 compared to $5,158,000 or 11.7% of net sales in fiscal 2004. The increase in operating income is attributable to the increase in net sales and gross profit, despite the increase in SG&A expenses described above.

     Other income – Other income was $342,000 for the year ended March 31, 2005, a decrease of $568,000 or 62.4% as compared with the prior year. On a segment basis, other income attributable to the plastic segment decreased $397,000 to $105,000 in fiscal 2005. This decrease in other income was primarily attributable to the decrease in interest income of $103,000 and the decrease in net realized gain on disposal of investment securities of $533,000, which offset the decrease in loss on disposal of fixed assets of $269,000 during the year.

     Other income attributable to the electronic and metallic segment decreased $171,000, to $237,000 in fiscal 2005. This decrease in other income was primarily attributable to the unrealized loss on revaluation of marketable securities of $53,000, a decrease in rental income of $102,000, a decrease in exchange gain of $92,000 and a decrease in compensation and rework charges of $209,000, which offset a realized gain on disposal of other investments of $295,000 during the year.

     Income Taxes - Income tax expense was $576,000 for the year ended March 31, 2005, compared to $589,000 for the prior year.

     On a segment basis, the income taxes of plastic segment decreased $51,000 to $202,000 for the year ended March 31, 2005 whereas the income tax expenses for the electronic and metallic segment increased $38,000 to $374,000 for the year ended March 31, 2005, respectively. The decrease in the plastic segment was primarily due to the increase in net sales in a subsidiary that still benefited from a tax exemption holiday period during the year ended March 31, 2005 whereas the increase in the electronic and metallic segment was due to the increase in net sales during the fiscal year 2005 despite the tax exemption we receive since we relocated our trading operations to Macao in June 2004.

     Minority Interest –Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell’s plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. In January 2005, the marketing subsidiary ceased operations and has been dormant since then. Despite the decrease in minority interest in Deswell’s electronic and metallic segment, the dollar amount of minority interest increased to $2,330,000 for the year ended March 31, 2005, from $1,957,000 in the prior year, which reflects that the electronics and metallic subsidiary generated more net income in the quarter ended March 31, 2005, compared with corresponding quarter in fiscal 2004.

     Net Income - Net income was $15,183,000 for the year ended March 31, 2005, an increase of $463,000 or 3.6%, as compared to the year ended March 31, 2004, and net income as a percentage of net sales decreased to 12.1% from 15.1%.

     Net income for the plastic segment decreased by 5.7% to $10,374,000 for fiscal 2005 compared to $10,996,000 for fiscal 2004. The decrease in net income of the plastic segment was mainly the result of the decrease in operating income and other income offsetting the decrease in tax expenses described above.

     Net income for the electronic and metallic segment increased $1,085,000 or 29.1% to $4,809,000 for fiscal 2005 compared to $3,724,000 for fiscal 2004. The increase in net income of the electronic and metallic segment was mainly the result of the increase in operating income offsetting the decrease in other income, the increase in income tax expenses and minority interest as described above.

Year ended March 31, 2004 Compared to Year Ended March 31, 2003

     Net Sales - The Company’s net sales for the year ended March 31, 2004, were $97,195,000, an increase of $6,290,000 or 6.9% as compared to year ended March 31, 2003. Sales to Digidesign, VTech, Epson and Inter-Tel Incorporated , the Company’s four largest customers during the year ended March 31, 2004, represented approximately 61.1% of net sales for the year.

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

     Gross profit in the electronic and metallic segment increased by $1,636,000 to $10,072,000 or 22.8% of net sales, for fiscal year ended March 31, 2004 compared to $8,436,000 or 20.6% of net sales, for fiscal 2003. This was mainly attributable to the result of focusing on higher margin sales which could be seen in the change in customer mix as described above, the reduction of factory rental expenses of $539,000 as a result of the purchase of the factory premises in July 2003, and the increase in orders from new customers over the year as described above.

     Selling, general and administrative expenses – SG&A expenses for the year ended March 31, 2004 were $14,718,000, amounting to 15.1% of total net sales, as compared to $15,354,000 or 16.9% of total net sales for the year ended March 31, 2003.

     SG&A expenses in the plastic segment increased by $247,000 or 2.6%, to $9,804,000 or 18.5% of net sales, for the year ended March 31, 2004 compared to $9,557,000 or 19.1% of net sales, for fiscal 2003. SG&A expenses in the electronic and metallic segment decreased by $883,000 or 15.2%, to $4,914,000 or 11.1% of net sales, for the year ended March 31, 2004 compared to $5,797,000 or 14.1% of net sales for fiscal 2003. The decrease was primarily related to the decrease in salary expenses as a result of the write back of a $231,000 bonus provision and the reduction in a provision for tax risk expenses of $315,000, coupled with the imposition of cost reduction controls during the year in the electronic and metallic segment.

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

     The operating income of electronic and metallic segment increased $2,519,000 to $5,158,000 or 11.7% of net sales, in fiscal 2004 compared to $2,639,000 or 6.4% of net sales in fiscal 2003. The increase in operating income was attributable to the increase in gross profit and the decrease in SG&A expenses as described above.

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

     Other income attributable to the electronic and metallic segment increased $371,000, to $408,000 in fiscal 2004. This increase in other income was primarily attributable to the increase in compensation and rework charge of $225,000, increase in scrap sales of $40,000, the write back of a payable provision of $46,000 coupled with the decrease in exchange loss of $75,000.

     Income Taxes - During 2003, the Company engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believed that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company’s consolidated income statements for the three months and year ended March 31, 2003. Of the tax provision of $3,532,000, $2,085,000 was related to the plastic segment and $1,447,000 was related to the electronics and metallic segment. The tax payment was made in the year ended March 31, 2004.

     Income tax expense was $589,000 for the year ended March 31, 2004, compared to $3,826,000 for the prior year. The decrease was primarily the result of the above resolution.

     Minority Interest – Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell’s plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell’s electronic and metallic segment, the dollar amount of minority interest increased to $1,957,000 for the year ended March 31, 2004, from $1,288,000 for the year ended March 31, 2003, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the fiscal 2004 as compared to fiscal 2003.

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

     Net income for the electronic and metallic segment increased substantially to $3,724,000 for fiscal 2004 compared to $20,000 for fiscal 2003. The increase in net income of the electronic and metallic segment was mainly the result of the decrease in income taxes of $1,438,000, increase in gross profit, decrease in SG&A expenses and the decrease in Deswell’s minority interest in Integrated, as described above.

Seasonality

     The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2005 (in thousands):

	Year ended March 31,
	2003				2004				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$23,305	$22,603	$25,272	$19,725	$26,075	$25,079	$24,784	$21,257	$28,788	$31,924	$36,185	$28,693
Gross profit	7,447	7,733	8,473	6,246	8,411	7,980	8,401	6,298	8,318	8,461	9,402	7,337
Operating income	3,532	3,665	4,583	2,765	4,646	4,511	4,403	2,812	4,812	4,499	4,837	3,611
Net income	3,691	3,672	3,787	(907)	4,354	4,121	3,535	2,710	3,995	3,628	4,207	3,353

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

     In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been essentially stable, with an average rate of 8.28 Yuan per $1.00 during Deswell’s fiscal years ended March 31, 2003, 2004 and 2005. The Company believes, because its Chinese operations presently are confined to manufacturing products for export or for customers in China that are controlled by foreign investors and which pay the Company in Hong Kong dollars, that the current economic climate in China should not have a direct adverse impact on the Company’s business. However, over the years, and especially in the last several months, there have been reports that the Chinese Government is under economic and political pressure from countries with which it trades to permit its currency to appreciate against the dollar. For example, lawmakers in the United States have threatened to impose high tariffs on Chinese imports if China does not adjust its currency. Any material increase in the value of the Hong Kong dollar or Chinese renminbi relative to the U.S. dollar would increase our expenses when translated to US dollars and could make our products more expensive in global markets, such as the United States and the European Union. Tariffs imposed as a result of China’s refusal to adjust its currency would make our products exported to the United State more expensive and could place us at a severe competitive disadvantage.

     The Company did not hedge its currency risk during the years ended March 31, 2003, 2004 or 2005 and at March 31, 2005, the Company had no open forward currency contracts. The Company continues to review its hedging strategy and there can be no assurance that hedging techniques implemented by the Company will be successful or will not result in charges to the Company’s results of operations.

Liquidity and Capital Resources

     For the year ended March 31, 2005, net cash generated from operations totaled $16,425,000, including net income of $15,183,000 and depreciation and amortization of $4,970,000. Accounts receivable and inventories increased by $6,134,000 and $4,962,000, respectively, over levels at March 31, 2004, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $5,281,000 over levels at March 31, 2004, primarily because of the increase materials purchases resulting from the increase in net sales. For the year ended March 31, 2004, net cash generated from operations totaled $15,225,000, including net income of $14,720,000 and depreciation and amortization of $4,402,000.

     Net cash used in investing activities amounted to $16,967,000 and $14,078,000 for the years ended March 31, 2005 and 2004, respectively. Capital expenditures during these periods totaled $17,003,000 and $19,862,000, respectively. Acquisition of marketable securities during these periods were nil and $1,056,000, respectively. These were financed by cash generated from operations and the proceeds from sale of marketable securities of $6,410,000 during the year ended March 31, 2004. The capital expenditure primarily related to the construction of our new Dongguan manufacturing plant and acquisition of plant and machinery for the Company’s production facilities in China.

     Net cash used in financing activities for the years ended March 31, 2005 and 2004 was $1,578,000 and $5,354,000, respectively. Net cash used in financing activities during the year ended March 31, 2005 was primarily to fund the Company’s dividend payments to its shareholders of $9,234,000, dividend payments to minority shareholders of subsidiaries of $756,000 netting off the proceeds of $9,092,000 from the exercise of stock options from directors and employees and the increase in restricted cash of $650,000. Net cash used in financing activities during the year ended March 31, 2004 was primarily to fund the Company’s dividend payments to its shareholders of $8,569,000, dividend payments to minority shareholders of subsidiaries of $582,000 netting off the proceeds of $1,733,000 from the exercise of stock options from directors and employees and the release of restricted cash of $1,976,000.

     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was increased from 5.0% to 5.25% during the year ended March 31, 2005.

     At March 31, 2005, the Company had cash and cash equivalents of $28,073,000 and committed credit facilities of $8,078,000, of which none had been used. The Company also had restricted cash of $1,040,000 and leasehold land and buildings of $1,259,000, which were pledged as collateral for those credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

     The Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery of $4,018,000 as of March 31, 2005. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phases of construction of our new factory.

     A summary of our contractual obligations and commercial commitments as of March 31, 2005 is as follows:

	(In thousands)
	Year ending March 31,
						2011 and
	2006	2007	2008	2009	2010	thereafter
Contractual obligation
Long-term bank borrowing	$—	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—	—
Operating lease payments	835	540	283	—	—	—
Capital expenditures	3,940	—	67	11	—	—
Purchase obligations	8,695	10	11	6	—	—
Other long-term liabilities	—	—	—	—	—	—

Total	$13,470	$550	$361	$17	$—	$—

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

Recent Changes in Accounting Standards

     In December 2004, the Financial Accounting Statements Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS No. 123(R) supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123 (R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective from the beginning of the first annual reporting period after June 15,2005, which, for the Company, is the fiscal year ending March 31, 2007. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

     In November 2004, the FASB issued SFAS Statement No. 151, “Inventory Costs,” an amendment of the Accounting Research Bulletin (ARB) No. 43, Chapter 4. Under FASB Statement No. 151, all abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidation financial statements, results of operations, or cash flows.

     In October 2004, the FASB issued FASB Staff Position (FSP) No. 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Job Creation Act of 2004, which provides a tax deduction of up to nine percent (when fully phased in) of the lesser of (a) “qualified production activities income” or taxable income (after the deduction for the utilization of any net operating loss carry forwards). The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidation financial statements, results of operations, or cash flows.

     In November 2003, the EITF issued EITF No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128,” which provides for a two-class method of calculating earnings per share computations that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidation financial statements, results of operations, or cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The directors and executive officers of the Company at June 30, 2005 are as follows:

Name	Age	Position(s) with Company
Lau Pui Hon (Richard Lau)	60	Chief Executive Officer and Chairman of the Board of Directors

Li Chin Pang (C. P. Li)	59	Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Chief Financial Officer, Secretary and Member of the Board of Directors

Leung Chi Wai (C. W. Leung)	50	Executive Director of Engineering for Plastic Operations and Member of the Board of Directors

Hung-Hum Leung	59	Member of Board of Directors and Audit, Compensation and Nominating Committees

Allen Yau-Nam Cham	58	Member of Board of Directors and Audit, Compensation and Nominating Committees

Wing-Ki Hui	59	Member of Board of Directors and Audit, Compensation and Nominating Committees

Lee Shu Kwan (S. K. Lee)	59	Director of Administration and Marketing for Electronic Operations

Tam Man Chi (M. C. Tam)	55	Director of Engineering and Manufacturing for Electronic Operations

Eliza Y. P. Pang	43	Financial Controller

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

     Allen Yau-Nam Cham . Mr. Cham has been a director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong

(Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.

     Wing-Ki Hui. Mr. Hui has been a director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.

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

     Eliza Y. P. Pang. Ms. Pang has served as the Company’s Financial Controller since January 1995. She is a registered fellow member of The Hong Kong Institute of Certified Public Accountants. Ms. Pang has worked at KPMG and Ernst & Young in Hong Kong. Ms. Pang received her Professional Diploma in Accountancy and her MBA degree from The Hong Kong Polytechnic University in 1985 and 1996, respectively.

     No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Compensation of Directors and Senior Managers

     Executive Officers

     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2005 to all directors and officers as a group for services in all capacities was approximately $3,472,000. This includes amounts paid to Dickson Lam, Deswell’s former Director of Marketing for Plastic and Electronics Operations who retired in January 2005 and excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2005.

     Directors

     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham, Wing-Ki Hui are “independent” within the meaning of Rule 4200 of the Nasdaq Marketplace Rules.

Board Practices

     The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     The compensation of Deswell’s Chief Executive Officer and its other executive officers is recommended to the Board for determination by a majority of the independent directors.

Audit Committee

     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.

Nominating Committee

     Deswell established a Nominating Committee on June 27, 2005, whose primary duties consist of identifying and recommending to the Board of Directors individuals qualified to become Board members.

     The Nominating Committee currently consists of three independent non-executive directors, Messrs. Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui. Mr. Hung-Hum Leung currently acts as the Chairman of the Nominating Committee.

Employees

     At March 31, 2005, the Company employed 5,014 persons on a full-time basis, of which 9 were located in Macao and 5,005 located in and traveled to and from China. Of the Company’s employees 3,396 and 1,818 were engaged in plastic injection molding manufacturing and contract electronic manufacturing, metal molds and parts manufacturing, respectively, at March 31, 2005. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.

Share Ownership

     Share Ownership of Directors and Senior Management

     For information concerning the beneficial ownership of the Company’s common shares by Directors and Senior Management and major shareholders, see Item 7 of this Report.

     Employee Stock Option Plans

     In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 1,012,500 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company’s Board of Directors and shareholders approved an increase of 549,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 1,561,500 shares the number of common shares that can be optioned and sold under the 1995 Stock Option Plan.

     On August 15, 2001 the Board approved the adoption of the 2001 Stock Option Plan permitting the Company to grant options to purchase up to an additional 1,125,000 common shares to employees, officers, directors and consultants of the Company. On January 7, 2002 shareholders approved the 2001 plan.

     On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 900,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan.

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

     At June 30, 2005, options to purchase an aggregate of 3,586,500 common shares had been granted under the option plans, options to purchase an aggregate of 659,000 common shares were outstanding and no options to purchase common shares were available for future grant under the option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 28, 2005, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner
or identity of group	Amount	Percent
Richard Lau	3,902,525	25.9%
C. P. Li	3,858,083	25.6%
C. W. Leung	3,622,617	24.1%
Leesha Holdings Ltd.	3,453,750	23.2%
Royce & Associates, Inc. (6)	1,384,099	9.3%
Wellington Management Company, LLP (7)	1,244,628	8.4%
Micropower Enterprises Limited	1,143,750	7.7%
FMR Corp./ Edward C. Johnson 3d (8)	1,136,880	7.6%
M. C. Tam	153,851	1.0%
S. K. Lee	*	*
Eliza Y. P. Pang	*	*
Hung-Hum Leung	*	*
Allen Yau-Nam Cham	*	*
Wing-Ki Hui	*	*

* Less than 1%.

(1) Based on 14,908,730 Common Shares outstanding on June 28, 2005. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.

(2) Consists of 3,453,750 Common Shares held of record by Leesha, 313,775 Common Shares held of record by Mr. Lau and options to purchase 135,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.

(3) Consists of 3,453,750 Common Shares held of record by Leesha, 269,333 Common Shares held of record by Mr. Li and options to purchase 135,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.

(4) Consists of 3,453,750 Common Shares held of record by Leesha, 33,867 Common Shares held of record by Mr. Leung and options to purchase 135,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.

(5) Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 3,453,750 Common Shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.

(6) Based on Amendment No. 5 to a Schedule 13G filed with the SEC on January 25, 2005.

(7) Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2005.

(8) Based on Amendment No. 2 to a Schedule 13G filed with the SEC on February 14, 2005.

     The following table reflects the percentage ownership of Deswell’s common shares by its major shareholders during the past three years:

	Percentage Ownership (1) at
	Aug. 28, 2003	June 30, 2004	June 28, 2005
Richard Lau	29.7%	29.0%	25.9%
C. P. Li	29.6%	28.9%	25.6%
C. W. Leung	28.5%	27.2%	24.1%
Leesha Holdings Ltd.	25.3%	25.2%	23.2%
Royce & Associates, Inc.	9.3%	10.3%	9.3%
Wellington Management Company, LLP	—	6.5%	8.4%
Micropower Enterprises Limited	7.5%	7.5%	7.7%
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	9.2%	9.6%	7.6%

(1)	Based on 12,705,369, 13,723,627 and 14,908,730 common shares outstanding on August 28, 2003, June 30, 2004 and June 28, 2005, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

     All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 28, 2005, approximately 35 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 28, 2005, 23 holders of record with addresses in the United States held approximately 9.5 million of our outstanding common shares.

Related Party Transactions

     In January 2003, the Company issued to each of Messrs. Lee and Tam 125,940 of its Common Shares, or an aggregate of 251,880 Common Shares, to acquire an additional 20% (10% from each of Messrs. Lee and Tam) shareholding interest in Integrated raising the Company’s interest in Integrated to 71% of its outstanding shares. Messrs. Lee and Tam continue as minority shareholders of Integrated each owning 12% (together 24%) of its outstanding shares and continue to serve as the executives in charge of administrative and manufacturing operations for the Company’s contract manufacturing operations for electronic products and subassemblies. At the time of the closing of this transaction on January 20, 2003, the market value of the 251,880 Deswell shares issued to Messrs. Lee and Tam was $4,423,000, based on the closing price on that date of $17.56 per share as reported on The Nasdaq Stock Market. During the years ended March 31, 2003, 2004 and 2005, Integrated made distributions to its shareholders, including Deswell, aggregating $1,609,000, $426,000 and $nil, respectively, with Messrs. Lee and Tam’s share of these distributions aggregating $708,000, $102,000 and $nil, respectively.

     During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM is owned 51% by Deswell, 39% by Dickson Lam, Deswell’s former Director of Marketing for plastic and electronic products who retired in January 2005, and 10% by two other individuals, who were employees of J&K OEM. During the years ended March 31, 2003, 2004 and 2005, J&K OEM made distributions to its shareholders, including Deswell, aggregating $129,000, $935,000 and $289,000, respectively, with Mr. Lam’s share of these distributions amounting to $50,000, $365,000 and $113,000, respectively. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated another new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that is wholly-owned by Triumph Wise. The capital stock of Triumph Wise is owned 51% by Deswell, 39% by Dickson Lam and 10% by two other individuals, who are now employees of J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and, J&K OEM has been dormant since then. During the years ended March 31, 2004 and 2005, Triumph Wise did not make any distributions to its shareholders. During the years ended March 31, 2004 and 2005, J&KMCO made distributions to its shareholders, including Deswell, aggregating $nil and $1,255,000, respectively, with Mr. Lam’s share of these distributions amounting to $nil and $489,000, respectively.

     Since the Company completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

     Our Consolidated Financial Statements are set forth under Item 18 Financial Statements.

Legal Proceedings

     The Company is not involved in any material legal proceedings.

Exports Sales

     Information regarding our export sales is provided in Item 4 “Information on the Company – “Business Overview – Customers and Marketing.”

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

•	2004 aggregating $8,569,000, $2,002,000 of which was based on results for the last quarter of the year ended March 31, 2003 and $6,567,000 of which was based on results for the first three quarters of the year ended March 31, 2004; and

•	2005 aggregating $9,234,000, $2,196,000 of which was based on results for the last quarter of the year ended March 31, 2004 and $7,038,000 of which was based on results for the first three quarters of the year ended March 31, 2005

     The Company currently plans to continue its quarterly dividend policy as announced, but such plans and policy for future dividends consist of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3. Key Information — Risk Factors. Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

ITEM 9. THE OFFER AND LISTING

     The Company’s common shares are traded exclusively on The Nasdaq National Market under the symbol “DSWL”.

     The following table sets forth the high and low sale prices as reported by The Nasdaq National Market for each of the last five years ended March 31 (adjusted for the Company’s three-for-two stock splits effected in July 2002 and March 2005):

Year Ended	High	Low
March 31, 2005	$18.167	$12.867
March 31, 2004	20.40	10.43
March 31, 2003	27.23	7.33
March 31, 2002	9.83	5.83
March 31, 2001	8.00	5.45

     The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended March 31, 2005 and the average daily trading volume during each of the quarters (adjusted for the Company’s three-for-two stock split effected in February 2005).

			Average
			Daily
			Trading
Quarter ended	High	Low	Volume(1)
March 31, 2005	$18.167	$14.213	22,529
December 31, 2004	17.327	13.007	26,420
September 30, 2004	16.313	12.867	13,692
June 30, 2004	18.147	14.340	6,469
March 31, 2004	19.33	15.73	18,495
December 31, 2003	20.40	14.01	21,155
September 30, 2003	17.17	11.93	18,201
June 30, 2003	14.35	10.43	13,535

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter (adjusted for the Company’s three-for-two stock split effected in March 2005).

     The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the most recent six months and the average daily trading volume during each of the months (adjusted for the Company’s three-for-two stock split effected in March 2005).

			Average
			Daily
			Trading
Month ended	High	Low	Volume(1)
June 30, 2005	16.480	14.380	25,211
May 31, 2005	15.970	14.700	14,191
April 30, 2005	16.360	13.670	14,355
March 31, 2005	18.160	14.740	19,182
February 29, 2005	18.167	15.167	19,790
January 31, 2005	16.533	14.213	28,814

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month (adjusted for the Company’s three-for-two stock split effected in March 2005).

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

     Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 14,919,730 common shares were outstanding on June 28, 2005.

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

Date: April 13, 2005

Parties: The Hongkong & Shanghai Banking Corporation Limited, Macao Branch (“HSBC”) and Jetcrown Industrial (Macao Commercial Offshore Limited (“JIMCO”)

Nature of Contract: HSBC provide JIMCO various general banking facilities.

Terms and Conditions: Combined facilities of HK$10,000,000 within which (1) Overdraft facility of sub-limit HK$5,000,000 (2) import facility of sub-limit HK$10,000,000. Interest on the overdraft facility is charged at 1 % per annum below bank’s best lending rate.

Consideration: HSBC time deposit for US$649,000 (or other currency equivalent HK$5,000,000 with interest accrual) held under lien to bank together with security over deposit and letter of set-off. Letter of awareness from Deswell Industries, Inc.

Banking Facilities (Exhibit 4.2)

Date: February 23, 2004

Parties: Fortis Bank Asia HK (“Fortis”) and Kwanasia

Nature of Contract: Fortis to provide Kwanasia with various general banking facilities.

Terms and Conditions: (1) Import facilities of limit HK$5,000,000; (2) Overdraft facilities of HK$2,000,000 with sub-limit of the aforementioned trade limit of HK$5,000,000; (3) Standby letter of credit issued on Kwanasia’s behalf of limit HK$1,000,000 under sub-limit of the overdraft limit of HK$2,000,000; (4) Short-term loan facilities of HK$2,000,000 with sub-limit of the over draft limit of HK$2,000,000.

Consideration: The interest and commissions set forth in the agreement dated February 23, 2004. An annual facilities fee of HK$5,000 per annum.

Tenancy Agreement (Exhibit 4.3)

Date: April 29, 2005

Parties: Shenzhen Shekou Yu Yi Shareholding Company Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited.

Nature of Contract: Rental of property located at 1/F and 2/F, of Block A, Wing Village Industrial Estate, Shekou, Shenzhen.

Terms and Conditions: The construction area of the property is 2,051 square meters. Three-year term, commencing June 1, 2005 to May 30, 2007. Lessor is responsible for property tax, land use fees and rental housing management fees. A deposit in the amount of RMB118,668 is required. Lessee can only sublet with Lessor’s approval. Lessee should inform Lessor of desire to renew lease one month before expiration.

Consideration: Rent is RMB47,145 per month.

Tenancy Agreement (Exhibit 4.4)

Date: December 30, 2004

Parties: Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of Rooms 201-203, 205-208, 210-214, 305, 307-310, 402, 403, 405, 407, 409, 414, 502-504, 506-507, 510, 513-516, 601, 604-607, 609-614, 701-716, Block C1, New Wing Village, Shekou for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 2,958 square meters. The rental period is one year, commencing January 1, 2005 to December 31, 2005. The total rent for the property is RMB44,374 per month. A deposit of RMB49,027 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment exceeds 5 days, a late charge penalty of 2% shall be levied on the rental.

Consideration: Rent of RMB44,374 per month.

Tenancy Agreement (Exhibit 4.5)

Date: December 28, 2004

Parties: Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).

Nature of Contract: Lease of 1/F-7/F, Block 13, Nanshui Siu Village and Room 201, 202,204, 206, 409 of Block 9, NanShui Siu Village, Shekou for use as a dormitory.

Terms and Conditions: The total construction area for all the rooms is 2,020 square meters. The rental period is one year, commencing January 1, 2005 to December 31, 2005. The total rent for the property is RMB38,377 per month. A deposit of RMB76,754 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment, a late charge penalty of 3% shall be levied on the rental.

Consideration: Rent of RMB38,377 per month.

Stock Purchase Agreement (Exhibit 4.6)

Date: April 20, 2005

Parties: Deswell Industries, Inc. and Micropower Enterprises Ltd.

Nature of Contract: Purchase of 5% of the outstanding shares of Integrated International Ltd.

Terms and Conditions: Deswell issued 120,000 of its common shares to Micropower Enterprises Ltd in exchange for the transfer to Deswell by Micropower Enterprises Ltd. of five percent of the outstanding shares of Integrated International Ltd.

Joint Venture Corporation Supplemental Agreement Four (Exhibit 4.7)

Date: March 10, 2004

Parties: Dongguan Cheung On Lan Hong Electronics Development Company, Integrated International Limited and Kwanasia Electronics Company Limited.

Nature of Contract: Transfer of share ownership from Kwanasia Electronics Company Limited to Integrated International Limited.

Joint Venture Corporation Supplementary Agreement Five (Exhibit 4.8)

Date: May 17, 2004

Parties: Dongguan Hong Xin Electronics Company Limited, Integrated International Limited and Dongguan Cheung On Lan Hong Electronics Development Company.

Nature of Contract: Transfer of share ownership from Dongguan Cheung On Lan Hong Electronics Development Company to Dongguan Hong Xin Electronics Company Limited.

Co-operation Agreement (Exhibit 4.9)

Date: July 1, 2004

Parties Kwan Hong Electronics Company Limited and Dongguan Hong Xin Electronics Company Limited

Nature of Contract: Supplemental Agreement providing that Integrated’s wholly owned subsidiary would in substance have a 100% economic interest in the joint venture enterprise with Hong Xin for a guaranteed an annual rental income.

Taxation

United States Federal Income Tax Consequences

General

     This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances and it does not address any aspect of U.S. federal tax law other than U.S. federal income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special U.S. federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

•	a financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10 percent or more of our common shares; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Tax Consequences to U.S. Holders

     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual U.S. citizen or resident alien of the United States (as specifically defined for tax purposes);

•	a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source;

•	a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; or

•	any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of our common shares.

     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

     Distributions

     Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Under the tax law enacted in 2003 in the United States, dividends received by individuals in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of 5 percent (zero, in 2008) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35 percent. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the United States federal income tax law. Tax laws enacted in the United States in 2004 repealed the rules relating to “foreign personal holding company” and “foreign investment company” effective for tax years of foreign corporations that begin after December 31, 2004. Our stock is traded on an established securities market in the United States; however, we have not made a specific determination as to our passive foreign investment company status. In October 2004, the IRS issued a statement that the U.S. Treasury Department and the IRS were developing detailed procedures for foreign corporations to certify, as one of the prerequisites to the application of the reduced tax rates on dividends paid, that they are qualified foreign corporations, including a certification that they are not a “passive foreign investment company.” At June 30, 2005, no such guidance was issued. However, when such guidance is issued in the future, we may be unable to certify that we are not a “passive foreign investment company”, either because we will determine, at that future time, that we are a “passive foreign investment company” or because the final certification procedures will be materially burdensome to us and it will be impractical for us to comply with them. If we are unable to comply with such future guidance and certify that we are not a “passive foreign investment company”, dividends received from us will be taxed at regular federal income tax rates (up to 35 percent).

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

     Sale or Other Disposition of Our Common Shares

     Subject to the passive foreign investment company rules discussed below, generally, in connection with the sale or other taxable disposition of our common shares:

•	you will recognize gain or loss equal to the difference (if any) between:

o	the amount realized on such sale or other taxable disposition and

o	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	net long-term capital gains derived by individual U.S. Holders from sales or other taxable dispositions of our shares after May 5, 2003 and before January 1, 2009, will generally be taxed at the rate of 5 percent (zero, in 2008) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket;

•	such gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

     Passive Foreign Investment Company

     U.S. Holders generally would be subject to a special, adverse tax regime (that would differ in certain material respects from that described above) if we are or were to be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes as to our U.S. Holders.

     An actual determination of PFIC status is factual in nature, made on a shareholder-by-shareholder basis, and generally cannot be made until the close of the applicable tax year. The Company has not made a specific determination as to whether or not it is in fact a PFIC as to any of its U.S. Holders. We are or will be a PFIC if either:

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

     The application of the above tests could result in our classification as a PFIC even in a year in which we have substantial gross revenues from product sales. If and when we determine that we are a PFIC, we will endeavor to notify you. If you own common shares during any year in which we are a PFIC, you must file IRS Form 8621.

     If we are or were classified as a PFIC during the time you hold our shares, unless you timely make one of the available elections, a special tax regime would apply to both:

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

     If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

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

     You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

     Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S. related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding at a rate of 28 percent. You will not be subject to backup withholding provided that:

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

     The discussions above are for general information only. You should consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign tax and the U.S. federal estate and gift tax consequences of the ownership and disposition of our common shares.

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

Foreign Currency Risk

     At March 31, 2003, 2004 and 2005 the Company had no open forward exchange contracts or option contracts.

     Cash on hand at March 31, 2005 of $29,113,000 was held in the following currencies:

Equivalent
U.S. Dollar
Holdings
United States dollars	$16,439,000
Hong Kong dollars	9,044,000
Euro	40,000
Chinese renminbi	3,106,000
Japanese yen	459,000
Macao dollars	25,000

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $14,386,000 as at March 31, 2005 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2005 we had no long-term debt or short-term bank loans outstanding on our credit facilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

     As of the end of the Company’s fiscal year ended March 31, 2005, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) pursuant to Rule 13a-15 of the Exchange Act. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the Company’s fiscal year ended March 31, 2005, the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the reports that the Company files or submits under the Exchange Act.

Changes in Internal Controls

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls during the year ended March 31, 2005, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2005 was BDO McCabe Lo & Company (“BDO”).

     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2004 and 2005.

	Year ended March 31,
	2004	2005
	(US $ (in thousands))
Audit Fees(1)	98	100
Audit-related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—

	98	100

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE.

     As of the date of this Report, Deswell is not availing itself of an exemption from the independence standards contained in paragraph (b)(1)(iv) of Rule 10A-3 under the Securities Exchange Act of 1934 (except paragraph (b)(1)(iv)(B) of that Rule), the general exemption contained in paragraph (c)(3) of that Rule or the last sentence of paragraph (a)(3) of that Rule.

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

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO McCabe Lo & Company
BDO McCabe Lo & Company

Hong Kong, June 15, 2005

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2004	2005

ASSETS
Current assets:
Cash and cash equivalents	$30,193	$28,073
Restricted cash (note 6)	390	1,040
Marketable securities (note 3)	—	244
Accounts receivable, less allowances for doubtful amounts of nil and $28 at March 31, 2004 and 2005, respectively	18,957	25,091
Inventories (note 4)	16,174	21,136
Prepaid expenses and other current assets	2,952	4,761
Income taxes receivable (note 8)	127	20

Total current assets	68,793	80,365
Property, plant and equipment-net (notes 5 and 6)	44,261	56,133
Other investments	2	—
Goodwill	478	478

Total assets	$113,534	$136,976

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$11,168	$16,449
Accrued payroll and employee benefits	2,266	2,020
Customer deposits	759	868
Other accrued liabilities (note 7)	1,594	3,127
Income taxes payable	130	325

Total current liabilities	15,917	22,789

Deferred income taxes (note 8)	15	—

Commitments and contingencies (note 10)	—	—
Minority interests	7,872	9,420

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2004 - 13,723,627; March 31, 2005 - 14,778,730 (note 11)	29,980	39,068
Additional paid-in capital	6,970	6,970
Retained earnings	52,780	58,729

Total shareholders’ equity	89,730	104,767

Total liabilities and shareholders’ equity	$113,534	$136,976

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2003	2004	2005

Net sales	$90,905	$97,195	$125,590
Cost of sales	61,006	66,105	92,072

Gross profit	29,899	31,090	33,518
Selling, general and administrative expenses	15,354	14,718	15,759

Operating income	14,545	16,372	17,759
Interest expense	(6)	(16)	(12)
Other income, net	818	910	342

Income before income taxes and minority interests	15,357	17,266	18,089
Income taxes (note 8)	3,826	589	576

Income before minority interests	11,531	16,677	17,513
Minority interests	1,288	1,957	2,330

Net income	$10,243	$14,720	$15,183

Net income per share (note 2)
Basic:
Net income per share	$0.79	$1.08	$1.04

Weighted average common shares outstanding	13,008	13,664	14,656

Diluted:
Net income per share	$0.77	$1.04	$1.02

Weighted average common and potential common shares	13,278	14,160	14,933

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Common stock		Additional
	Shares		paid-in	Retained	Shareholders’
	outstanding	Amount	capital	earnings	equity

Balance at March 31, 2002	12,555,744	19,608	6,970	43,073	69,651
Exercise of stock options	612,750	4,217	—	—	4,217
Odd share redemption upon stock split	(62)	(1)	—	—	(1)
Issuance of common stock for acquisition of additional 20% interest in a subsidiary	377,820	4,423	—	—	4,423
Net income	—	—	—	10,243	10,243
Dividends ($0.51 per share)	—	—	—	(6,687)	(6,687)

Balance at March 31, 2003	13,546,252	28,247	6,970	46,629	81,846
Exercise of stock options	177,375	1,733	—	—	1,733
Net income	—	—	—	14,720	14,720
Dividends ($0.63 per share)	—	—	—	(8,569)	(8,569)

Balance at March 31, 2004	13,723,627	29,980	6,970	52,780	89,730
Exercise of stock options	1,055,250	9,092	—	—	9,092
Odd share redemption upon stock split	(147)	(4)	—	—	(4)
Net income	—	—	—	15,183	15,183
Dividends ($0.65 per share)	—	—	—	(9,234)	(9,234)

Balance at March 31, 2005	14,778,730	39,068	6,970	58,729	104,767

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2003	2004	2005

Cash flows from operating activities
Net income	$10,243	$14,720	$15,183
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,692	4,402	4,970
Loss on sale of property, plant and equipment	6	392	125
Realized gain on disposal of other investments	—	—	(295)
Net realized (gain) and unrealized holding loss on marketable securities	355	(533)	53
Minority interests	1,288	1,901	2,330
Deferred tax	—	—	(15)
Changes in operating assets and liabilities:
Accounts receivable	161	(2,230)	(6,134)
Inventories	(1,559)	(1,390)	(4,962)
Prepaid expenses and other current assets	773	(304)	(1,809)
Income taxes receivable	105	196	107
Accounts payable	2,060	1,525	5,281
Accrued payroll and employee benefits	(565)	954	(246)
Customer deposits	(2,200)	265	109
Other accrued liabilities	702	(857)	1,533
Income taxes payable	3,781	(3,816)	195

Net cash provided by operating activities	19,842	15,225	16,425

Cash flows from investing activities
Purchase of property, plant and equipment	(9,731)	(19,862)	(17,003)
Proceeds from sale of property, plant and equipment	127	430	36
Acquisition of marketable securities	(4,061)	(1,056)	—
Proceeds from sale of marketable securities	—	6,410	—
Acquisition of other investments	(2)	—	—

Net cash used in investing activities	(13,667)	(14,078)	(16,967)

Cash flows from financing activities
Dividends paid	(6,687)	(8,569)	(9,234)
Dividends paid to minority shareholders of a subsidiary	(851)	(582)	(756)
Decrease in bank loans	(482)	—	—
Exercise of stock options	4,217	1,733	9,092
Odd shares redemption	(1)	—	(4)
(Increase) decrease in restricted cash	495	1,976	(650)
Contribution from (loan to) minority shareholders of subsidiaries	—	88	(26)

Net cash used in financing activities	(3,309)	(5,354)	(1,578)

Net (decrease) increase in cash and cash equivalents	2,866	(4,207)	(2,120)
Cash and cash equivalents, beginning of year	31,534	34,400	30,193

Cash and cash equivalents, end of year	$34,400	$30,193	$28,073

Supplementary disclosures of cash flow information:
Cash paid (refunded) during the year for:
Interest	$6	$16	$12
Income taxes	$(60)	$4,210	$289

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 20% shareholding in a subsidiary	$4,423	$—	$—

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

     Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

     The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China”). From August 2003, these activities were moved to the Macau Special Administrative Region (“Macau”) of China.

     As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2005, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $59,998.

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

     On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company.

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

     In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. The Company regularly conducted annual impairment evaluation and determined that there was no impairment in goodwill.

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

2. Summary of Significant Accounting Policies — continued

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

     Comprehensive income-The comprehensive income of the Company for the years ended March 31, 2003, 2004 and 2005 was represented by the net income of the respective years.

     Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2003, 2004 and 2005, shipping and handling costs expensed to selling expenses were $653, $989 and $549, respectively.

     Income taxes-Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

     Foreign currency translation-The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983, and U.S. dollars. There is, however, no assurance that this rate will continue indefinitely.

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

     Aggregate net foreign currency transaction gains (losses) included in income were $503, $(52) and $(111) for the years ended March 31, 2003, 2004 and 2005, respectively.

     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2003, 2004 and 2005 were HK$7.75 to US$1.00.

     Post-retirement and post-employment benefits-The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

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

2. Summary of Significant Accounting Policies — continued

     The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2003	2004	2005

Net income:
As reported	$10,243	$14,720	$15,183
Pro forma	10,243	11,525	15,183

Stock-based employee compensation cost, net of tax	$—	$3,195	$—

Basic net income per share:
As reported	$0.79	$1.08	$1.04
Pro forma	0.79	0.85	1.04

Diluted net income per share:
As reported	$0.77	$1.04	$1.02
Pro forma	0.77	0.81	1.02

     The fair value of options granted in the year ended March 31, 2004 was estimated to be approximately $3.55 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005

Risk-free interest rate — weighted average	n/a	3.93%	n/a
Expected life of options — weighted average	n/a	10 years	n/a
Expected volatility	n/a	34.78%	n/a
Expected dividend yield	n/a	4.60%	n/a

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

     Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2003	2004	2005

Net income	$10,243	$14,720	$15,183

Basic net income per share	$0.79	$1.08	$1.04

Basic weighted average common shares outstanding	13,008	13,664	14,656
Effect of dilutive securities — Options	270	496	277

Diluted weighted average common and potential common shares outstanding	13,278	14,160	14,933

Diluted net income per share	$0.77	$1.04	$1.02

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

2. Summary of Significant Accounting Policies — continued

     Recent changes in accounting standards — In December 2004, the Financial Accounting Statements Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS No. 123(R) supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123 (R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective from the beginning of the first annual reporting period after June 15, 2005, which is the fiscal year ending March 31, 2007 for the Company. The Company is currently assessing the impact of this statement on the Company’s consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which would be our second quarter of fiscal 2006. The adoption of SFAS No. 153 is not expected to have a material effect on our consolidated financial position or results of operations.

          In November 2004, the FASB issued SFAS Statement No. 151, “Inventory Costs,” an amendment of the Accounting Research Bulletin (ARB) No. 43, Chapter 4. Under FASB Statement No. 151, all abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidation financial statements, results of operations, or cash flows.

          In October 2004, the FASB issued FASB Staff Position (FSP) No. 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Job Creation Act of 2004, which provides a tax deduction of up to nine percent (when fully phased in) of the lesser of (a) “qualified production activities income” or taxable income (after the deduction for the utilization of any net operating loss carry forwards). The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidation financial statements, results of operations, or cash flows.

          In November 2003, the EITF issued EITF No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128,” which provides for a two-class method of calculating earnings per share computations that relate to certain securities that would be considered to be participating in conjunction with certain common stock rights. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidation financial statements, results of operations, or cash flows.

3. Marketable Securities

     The Company acquired equity securities listed in Hong Kong.

	March 31,
	2004	2005

Cost	$—	$297

Market value	$—	$244

     Unrealized loss for the years ended March 31, 2003, 2004 and 2005 were $355, $nil and $53, respectively.

     Net proceeds from sale of marketable securities for the year ended March 31, 2003, 2004 and 2005 were $nil, $6,410 and $nil, and realized gains from sale of marketable securities for the year ended March 31, 2003, 2004 and 2005 were $nil, $533 and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4. Inventories

     Inventories by major categories are summarized as follows:

	March 31,
	2004	2005

Raw materials	$7,832	$8,329
Work in progress	4,467	8,088
Finished goods	3,875	4,719

	$16,174	$21,136

5. Property, Plant and Equipment

     Property, plant and equipment consists of the following:

	March 31,
	2004	2005

At cost:
Land and buildings	$18,178	$24,638
Plant and machinery	25,097	31,386
Furniture, fixtures and equipment	13,515	17,701
Motor vehicles	2,213	2,367
Leasehold improvements	4,615	4,939

Total	63,618	81,031
Less: accumulated depreciation and amortization	(25,702)	(30,088)
Construction in progress	6,345	5,190

Net book value	$44,261	$56,133

Cost of land and buildings consist of the following:

Leasehold land and buildings (a)	$1,482	$1,482
Land use right of state-owned land and buildings erected thereon (b)	9,684	16,144
Long term leased land and buildings erected thereon (c)	4,186	4,186
Other buildings (d)	2,826	2,826

	$18,178	$24,638

(a)	Leasehold land and buildings are located in Hong Kong with lease terms of 50 years expiring in 2047.

(b)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2005, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d)	Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.

6. Credit facilities and pledged assets

     The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2004 and 2005 these facilities totalled $10,118, and $8,078, respectively. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks’ prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company’s facilities except that at March 31, 2004 and 2005, cash of $390 and $1,040, respectively, and leasehold land and buildings of net book value $1,288 and $1,259, respectively, have been pledged as collaterals for the above facilities. As of March 31, 2004 and 2005, the Company has not borrowed against these lines.

7. Other Accrued liabilities

     Other accrued liabilities consist of the following:

	March 31,
	2004	2005

Value added tax payable	$306	$972
Accrued expenses	419	1,323
Commission expenses	57	138
Others	812	694

	$1,594	$3,127

8. Income Taxes

     The components of income before income taxes and minority interests are as follows:

	Year ended March 31,
	2003	2004	2005

Hong Kong	$5	$216	$80
China and others	15,352	17,050	18,009

	$15,357	$17,266	$18,089

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

     Jetcrown Industrial (Shenzhen) Limited (“Jetcrown Shenzhen”) (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an “Export-oriented Enterprise” by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2002, 2003 and 2004.

     Dongguan Kwan Hong Electronics Company Limited (“Dongguan Kwan Hong”) (a subsidiary of the Company) has been approved as a “High-tech Enterprise” by the local tax authority and enjoyed a lower tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption for the calendar years ended December 2002, 2003 and 2004.

     Jetcrown Industrial (Dongguan) Limited (a subsidiary of the Company) has commenced its first tax exemption year for the calendar year ended December 31, 2004.

     Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries in proportion to the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will be repayable to the Chinese tax authorities.

     During the years ended March 31, 2003, 2004 and 2005, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $323, $nil and $nil, respectively.

8. Income Taxes- continued

     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $611, $1,811 and $719 and the basic net income per share would have been lower by $0.05, $0.13 and $0.05 for the years ended March 31, 2003, 2004 and 2005 respectively, and diluted net income per share for the years ended March 31, 2003, 2004 and 2005 would have been lower by $0.05, $0.13 and $0.05, respectively.

     Others

     Certain of the Company’s income accrues in tax free jurisdictions and is not subject to any income taxes.

     The provision for income taxes consists of the following:

	Year ended March 31,
	2003	2004	2005

Current tax
- Hong Kong	$3,674	$132	$51
- China	152	457	540
Deferred tax	—	—	(15)

	$3,826	$589	$576

     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in Hong Kong or China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2003	2004	2005

Provision for income taxes at statutory tax rate in — Hong Kong	$2,457	$—	$—
— China	—	4,661	4,884
Effect of different tax rate in various jurisdictions	(238)	(210)	(219)
Tax holidays and concessions	(733)	(1,811)	(666)
Effect of income for which no income tax is payable	(1,047)	(1,977)	(3,459)
Increase (decrease) in valuation allowances	(310)	—	—
Under (over) provision of income tax in previous year	78	(22)	34
Additional assessments for previous years (a)	3,532	—	—
Others	87	(52)	2

Effective tax	$3,826	$589	$576

(a)	The Company has made a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. An amount of $3,532 has been charged to the consolidated income statement for the year ended March 31, 2003.

     The components of deferred income tax are as follows:

	March 31,
	2004	2005

Deferred tax asset:
Net operating loss carryforwards	$—	$—
Less: Valuation allowances	—	—

	—	—

Deferred tax liability:
Property, plant and equipment	(15)	—

Net deferred tax liability	$(15)	$—

9. Subsequent Event

     On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company.

10. Commitments and Contingencies

     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $1,917, $1,507 and $981 for the years ended March 31, 2003, 2004 and 2005, respectively.

     At March 31, 2005, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2006	$835
2007	540
2008	283

Total minimum lease payments	$1,658

     At March 31, 2005, the Company had capital commitments for plant and machinery totalling $952 which is expected to be disbursed during the year ending March 31, 2006.

     The Company has contracted with some building contractors to construct the Company’s new factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $30,307. At March 31, 2005, a total of $27,252 has been paid on the project and are recorded in property, plant and equipment.

11. Shareholders’ Equity

     On July 8, 2002, the Company completed a three-for-two stock split. In conjunction with this stock split, the authorized share capital has been increased from 20,000,000 to 30,000,000 common shares. The par value of common stock has been changed to nil at the same time. No fractional shares were issued and 62 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

     On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

12. Employee Benefits

     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $260, $272 and $310 for the years ended March 31, 2003, 2004 and 2005, respectively. According to the Mandatory Provident Fund (“MPF”) legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of $3 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2003, 2004 and 2005 amounted to $63, $31 and $2, respectively.

13. Stock Option Plan

     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1998, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. At March 31, 2005, options to purchase an aggregate of 3,586,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

13. Stock Option Plan — Continued

	Year ended March 31,
	2003		2004		2005
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of the year	1,614,375	$7.30	1,001,625	$7.55	1,724,250	$10.74
Granted during the year	—	—	900,000	14.10	—	—
Exercised during the year	(612,750)	6.88	(177,375)	9.77	(1,055,250)	8.61

Outstanding and exercisable at the end of the year	1,001,625	7.55	1,724,250	10.74	669,000	14.10

Range of exercise price per share		$7.55		$7.55 to $14.10		$14.10

     There were nil options forfeited or expired for the years ended March 31, 2003, 2004 and 2005. The weighted average remaining contractual life of the share options outstanding at March 31, 2005 was 8.50 years. At March 31, 2003, 2004 and 2005, there were nil options available for future grant under the plans respectively.

14. Operating Risk

     Concentrations of Credit Risk and Major Customers-A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2003, 2004 and 2005 are as follows:

	Percentage of net sales
	Year ended March 31,
	2003	2004	2005

Digidesign, Inc.	13.5%	17.8%	19.1%
Epson Precision (H.K.) Limited	22.3%	15.4%	18.5%
Line 6 Manufacturing	n/a	*	14.9%
VTech Telecommunications Limited	11.6%	17.6%	12.1%
Inter-Tel Incorporated	13.0%	10.3%	*
Kyocera Mita Industrial Co. (H.K.) Limited	10.9%	*	*

*	Less than 10%

     Sales to the above customers relate to both injection-molded plastic parts and electronic products.

     Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2004 and 2005, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2004	2005

Largest receivable balances	58.3%	53.7%

     The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There were bad debt expense of $nil, $nil and $28 during the years ended March 31, 2003 and 2004 and 2005 respectively. There was no provision for bad debts at the beginning and end of the three years ended March 31, 2003, 2004 and 2005.

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

     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Year ended March 31,
	2003			2004			2005
		Intersegment			Intersegment			Intersegment
	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)

Segment:
Injection molded plastic parts	$50,975	$1,068	$12,687	$54,745	$1,699	$11,717	$61,519	$1,877	$10,967
Electronic products	38,221	8	3,313	40,083	3	5,378	60,472	—	6,660
Metallic parts	5,542	2,757	(643)	6,185	2,116	171	8,200	2,724	462

Segment total	$94,738	$3,833	$15,357	$101,013	$3,818	$17,266	$130,191	$4,601	$18,089

Reconciliation to consolidated totals:
Sales eliminations	(3,833)	(3,833)	—	(3,818)	(3,818)	—	(4,601)	(4,601)	—
Goodwill amortization not allocated to segment	—	—	—	—	—	—	—	—	—

Consolidated totals:
Net sales	$90,905	$—		$97,195	$—		$125,590	$—

Income before income taxes and minority interests			$15,357			$17,266			$18,089

	Year ended March 31,
	2003		2004		2005
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$396	$—	$230	$—	$128	$—
Electronic products	26	6	17	16	13	12
Metallic parts	4	—	0	—	0	—

Consolidated total	$426	$6	$247	$16	$141	$12

	Year ended March 31,
	2003			2004			2005
			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$80,335	$8,868	$3,082	$83,391	$14,285	$2,992	$94,707	$15,232	$3,550
Electronic products	26,400	532	1,190	29,182	5,162	949	36,072	1,479	968
Metallic parts	4,563	331	420	5,083	414	460	8,628	292	452

Segment totals	$111,298	$9,731	$4,692	$117,656	$19,861	$4,401	$139,407	$17,003	$4,970
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(5,604)	—	—	(4,600)	—	—	(2,909)	—	—
Goodwill not allocated to segments	478	—	—	478	—	—	478	—	—

Consolidated totals	$106,172	$9,731	$4,692	$113,534	$19,861	$4,401	$136,976	$17,003	$4,970

16. Segment Information — Continued

     The Company’s sales are coordinated through the Hong Kong or Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2003	2004	2005

Net sales
China	$53,503	$50,095	$56,311
United States of America	25,949	37,359	50,837
Hong Kong	2,838	2,186	1,001
Europe	7,435	5,778	13,733
Others	1,180	1,777	3,708

Total net sales	$90,905	$97,195	$125,590

     The location of the Company’s identifiable assets is as follows:

	March 31,
	2003	2004	2005

Hong Kong and Macau	$58,579	$43,660	$49,626
China	47,115	69,396	86,872

Total identifiable assets	$105,694	$113,056	$136,498
Goodwill	478	478	478

Total assets	$106,172	$113,534	$136,976

ITEM 19. EXHIBITS

     The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended through March 7, 1995) (incorporated by reference to Exhibit 3.1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on June 19, 1995).

1.2	Amendment to Memorandum and Articles of Association filed with BVI Registry of Companies on July 19, 1995 (incorporated by reference to Exhibit 1.2 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

1.3	Notice of amendment of Memorandum and Articles of Association, with Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.3 to Deswell’s Form 8A/A (Amendment No. 1) filed with the SEC on August 14, 2002).

1.4	Notice of amendment of Memorandum and Articles of Association (“Amendment No. 2”), with Notice of Increase in Authorised Capital and Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.4 to Deswell’s Form 8A/A (Amendment No. 2) filed with the SEC on August 14, 2002)

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	Facility letter dated April 13, 2005 between The Hongkong & Shanghai Banking Corporation Limited, Macao Branch (“HSBC”) and Jetcrown Industrial (Macao Commercial Offshore Limited (“JIMCO”).

4.2	Facility letter dated February 23, 2004 between Fortis Bank Asia HK and Kwanasia Electronics Company Limited (incorporated by reference to Exhibit 4.3 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004).

4.3	Tenancy Agreement dated April 29, 2005 between Shekou Yu Yi Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st and 2nd Floor, Block A, Wing Village Industrial Estate, Shekou, Shenzhen.

4.4	Tenancy Agreement dated December 30, 2004 between Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee) for Room 201-203, 205-208, 210-214, 305, 307-310, 402, 403, 405, 407, 409, 414, 502-504, 506-507, 510, 513-516, 601, 604-607, 609-614, 701-716, Block C1, New Wing Village, Shekou.

4.5	Tenancy Agreement dated December 28, 2004 between Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee) for 1/F-7/F, Block 13, Nanshui Siu Village, Room 201, 202-204, 206, 409 of Block 9, NanShui Siu Village, Shekou

4.6	Stock Purchase Agreement between the Company and Microwpower Enterprises Ltd. dated April 20, 2005

4.7	Joint Venture Corporation Supplemental Agreement Four, between Donnguan Cheung On Lan Hong Electronics Development Company, Integrated International Limited and Kwanasia Electronics Company Limited dated March 10, 2004

4.8	Joint Venture Corporation Supplemental Agreement Five between Dongguan Hong Xin Electronics Company Limited, Integrated International Limited and Dongguan Cheung On Lan Hong Electronics Development Limited dated May 17, 2004

4.9	Co-operation Agreement dated: July 1, 2004 between Kwan Hong Electronics Company Limited and Dongguan Hong Xin Electronics Company Limited

4.10	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

Exhibit No.	Description
4.11	2003 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2003 Annual Meeting of Stockholders submitted to the SEC under cover of Form 6-K on September 15, 2003.)

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 14 of this report)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO International to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: July 8, 2005	By:	/s/ Richard Lau

Richard Lau
Chairman of the Board and Chief Executive Office