Form 20-F
period 2006-03-31
DESWELL INDUSTRIES INC
filed 2006-07-14
CIK 946936

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended: March 31, 2006
Commission File Number: 0-26448

DESWELL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE
Securities registered pursuant to Section 12(g) of the Act: Common shares, no par value per share
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common shares, no par value per share
As of March 31, 2006, there were 14,923,730 common shares of the registrant outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled Risk Factors under Item 3. – Key Information.
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
FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Report of Independent Registered Public Accounting Firm” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the United States dollar, and the functional currency of the Company’s subsidiaries are Hong Kong dollar and Chinese RMB. All dollar amounts (“$”) set forth in this Report are in United States dollars, the references to HK$ refer to Hong Kong dollars and RMB to Chinese renminbi.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data (1)
     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2006, and the balance sheet data as of March 31, 2005 and 2006 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2002 and 2003, and the balance sheet data as of March 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which are not included in this Report.

	(In thousands, except per share and percentage data)
	Year ended March 31,
Income Statement Data	2002	2003	2004	2005	2006
Net sales	$83,320	$90,905	$97,195	$125,590	$115,276
Cost of sales	54,448	61,006	66,105	92,072	89,850

Gross profit	28,872	29,899	31,090	33,518	25,426
Selling, general and administrative expenses	14,939	15,354	14,718	15,759	15,052

Operating income	13,933	14,545	16,372	17,759	10,374
Interest expense	(26)	(6)	(16)	(12)	(6)
Other income (expenses), net	877	818	910	342	(376)

Income before income taxes	14,784	15,357	17,266	18,089	9,992
Income taxes	535	3,826	589	576	(27)

Income before minority interests	14,249	11,531	16,677	17,513	10,019
Minority interests	925	1,288	1,957	2,330	1,240

Net income	$13,324	$10,243	14,720	15,183	8,779

Basic earnings per share (2)(3)	$1.06	$0.79	$1.08	$1.04	$0.59

Average number of shares outstanding—basic (2)(3)	12,605	13,008	13,664	14,656	14,908
Diluted earnings per share (3)	$1.05	$0.77	$1.04	$1.02	$0.59
Average number of shares outstanding—diluted (2)(3)	12,699	13,278	14,160	14,933	14,936

Statistical Data:
Gross margin	34.7%	32.9%	32.0%	26.7%	22.1%
Operating margin	16.7%	16.0%	16.8%	14.1%	9.0%
Dividends per share (3)	$0.57	$0.51	$0.63	$0.65	$0.63

	At March 31,
Balance Sheet Data	2002	2003	2004	2005	2006
Working capital	$54,922	$58,223	$52,876	$57,576	$55,114
Total assets	94,744	106,172	113,534	136,976	130,670
Long-term debt, less current portion	—	—	—	—	—
Total debt	482	—	—	—	—
Shareholders’ equity	69,651	81,846	89,730	104,767	106,768

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock splits effected in July 2002 and March 2005 (see Note 12 of Notes to Consolidated Financial Statements).

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
     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2006, we maintained fire, casualty and theft insurance aggregating approximately $53,271,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.
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
     Under applicable Chinese law, we can obtain and have obtained tax breaks by reinvesting profits of certain of our subsidiaries in China. For information on our income taxes, rates and concessions with respect to our Chinese operations, see Note 10 of Notes to Financial Statements. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Moreover, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds.
     We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky.
     Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. For example, in the six months ended September 30, 2005, we recorded a provision of approximately $1 million for doubtful sales transactions, consisting of orders primarily from three customers for products of the metallic parts division of our electronic & metallic parts business segment that had been shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment. Documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company’s metallic parts division who, with the assistance of a Production and Materials Control Supervisor in that division (who since left Deswell), had previously concealed such documentation. We could suffer additional losses from similar or other fraudulent practices if we are not successful in implementing and maintaining preventative measures.
     Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.
     While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for increasing amounts of our global sales, culminating with our year ended March 31, 2006, when, for the first time, the United States became the largest geographic market for our products.

     Changes in currency rates involving the Hong Kong dollar could increase our expenses or cause economic or political problems affecting our business. Changes in currency rates involving the RMB implemented in July 2005 increased our expenses in the year ended March 31, 2006.
     Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.78 to each United States dollar and has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollars to the U.S. dollars. For approximately three years prior to July 2005, the exchange rate between the Chinese currency, the renminbi, and the U.S. dollars varied by less than one-tenth of one percent. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of U.S. dollars to RMB from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollar. As a result, and in addition to increases in our plastic resin and labor costs, our operating costs increased from levels in 2005. Since we were not able to pass most of these cost increases on to our customers by increasing sales prices of our products, our gross margins, operating income and net income were adversely affected in the year ended March 31, 2006. If the Chinese government allows a further and significant RMB appreciation, and there are indications that the Chinese government has accelerated the RMB’s appreciation to the dollar with it reaching 1:7.99 on July 12, 2006, our operating costs could further increase and could further adversely affect our financial results.
     Our financial results could be adversely impacted by tax audits by the Hong Kong Inland Revenue Department on profits derived from activities of certain of our subsidiaries.
     Over the last few years, the Hong Kong Inland Revenue Department, or IRD, which is tax authority of the Hong Kong Government, has been engaged in aggressive and frequent field audits and close and critical scrutiny of commercial transactions. For example, during 2003 through July 2003, the Company engaged in discussions with the IRD regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Inland Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company’s best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years and to limit the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 was charged to the Company’s consolidated income statements for year ended March 31, 2003 and this adversely impacted the Company’s net income reported for the fourth quarter of, and the year ended, March 31, 2003. The Company believes, based on consultations with Hong Kong tax experts, that it has restructured the operations of its subsidiaries in order to strengthen further its tax position if audited by the IRD in the future for fiscal years after March 31, 2002. However, litigating with the IRD is inherently uncertain, lengthy, time consuming and expensive and there is no guarantee that the Company would prevail. Even if the Company believed it would prevail, Deswell might choose to settle future assessments for amounts in excess of the tax provisions it made for the years involved in order to eliminate the expense or uncertainty of challenging such assessments. In either event, Deswell’s financial results could be adversely impacted.
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
     The Company carries out all of its manufacturing operations in Southern China, where it has been able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. Historically, there has been an abundance of labor in southern China, but factories in southern China are facing a labor shortage as migrant workers seek better wages and working conditions elsewhere. In an effort to counter this trend, minimum wages for workers in Southern China were increased during the year ended March 31, 2006, adversely impacting our gross margins, operating income and net income. If this trend continues, the Company’s operations could again be adversely affected. Independent of any regional increases imposed by the government on minimum wages, the Company’s business could also be adversely affected by, for example, having insufficient workers to permit the Company from manufacturing at peak capacity or forcing the Company to increase wages in order to recruit from a smaller pool of available workers. This could result in lower revenues and/or increased manufacturing costs, which would adversely affect gross margins, operating income and net income.
We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us.
     Historically, a substantial percentage of our sales have been to a small number of customers. Our three largest customers during the year ended March 31, 2006 were Digidesign Inc., Epson Precision (H.K.) Limited, and Line 6 Manufacturing. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2006 and accounted for an aggregate of 57.6%, 64.6% and 46.5%, respectively, of our total net sales during the years ended March 31, 2004, 2005 and 2006, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.

We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.
     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
	2004	2005	2006
Resins cost as a % of plastic products sold	52%	58%	53%
Resins cost as a % of total cost of goods sold	25%	24%	21%
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
     Over the last few years we have been forced to lower our prices as a result of increasing competition in our market segments. This has resulted in lower gross profit margins, which have declined by:
•	17.2% from 26.7% during the year ended March 31, 2005, to 22.1% during the year ended March 31, 2006,

•	16.6% from 32.0% during the year ended March 31, 2004, to 26.7% during the year ended March 31, 2005, and

•	2.7%, from 32.9% during the year ended March 31, 2003, to 32.0% during the year ended March 31, 2004,
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
     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa, Malaysia and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2006, approximately 96% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in

China, the United States, Europe and Hong Kong. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:
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
     We depend to a large extent on the abilities and continued participation of
•	Richard Lau, our Chairman of the Board and Chief Executive Officer;

•	C. P. Li, our Executive Director, General Manager in charge of manufacturing and administrative operations for plastic products;

•	C. W. Leung, Executive Director of Engineering in charge of the mold division and engineering for our plastic manufacturing operations;

•	S. K. Lee, our Director of Administration and Marketing and General Manager in charge of administrative and marketing operations for electronic and metallic products; and

•	M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic and metallic products.
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
Our results could be adversely affected if we have to comply with new environmental regulations.
     Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from Chinese national and local governments and foreign governments and agencies and has been subject to increasing regulation. Currently, relevant Chinese environmental protection laws and regulations impose fines on discharge of waste materials and empower certain environmental authorities to close any facility which causes serious environmental problems. Although it has not been alleged that we have violated any current environmental regulations by China government officials, the Chinese government could amend its current environmental protection laws and regulations. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.
Power shortages in China could affect our business.
     We consume substantial amounts of electricity in our manufacturing processes at our production facilities in China. Certain parts of China, including areas where our manufacturing facilities are located, have been subject to power shortages in recent years. We have experienced a number of power shortages at our production facilities in China to date. We are sometimes given advance notice of power shortages and in relation to this we currently have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice of it. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.
The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.
     Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, directly or indirectly through an affiliated company beneficially own approximately 30.1% our shares at June 30, 2006. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.
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
     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. These regulatory changes and other legislative initiatives have increased general and administrative costs. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock options will require us to record charges to earnings for stock option grants to employees and directors and will adversely affect our financial results after we implement the new pronouncement. As required, we implemented the new pronouncement effective on April 1, 2006 and the impact of that implementation will be reflected in our financial results beginning with for the first quarter of 2007, i.e., the quarter ended June 30, 2006

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.
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
     We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a foreign private issuer, we are exempt or excluded from certain provisions applicable to United States public companies including:
•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

•	Regulation FD, the SEC’s rules regulating disclosure of information by publicly traded companies and other issuers and requiring that when an issuer discloses material nonpublic information to certain individuals or entities such as stock analysts, or holders of the issuer’s securities who may trade on the basis of the information, the issuer must make public disclosure of that information.
     In addition, because we are a foreign private issuer, certain of the corporate governance standards of The Nasdaq Stock Market that are applied to domestic companies having securities included on The Nasdaq Stock Market are not applicable to us. For example, as a foreign private issuer organized under the law of the British Virgin Islands, we may follow our home company practice in lieu of some of the provisions of Nasdaq’s Marketplace Rule 4350. Accordingly, as the law of the British Virgin Islands does not prohibit us from doing so and since our practices are in compliance with our Memorandum and Articles of Association, we follow our home company practices with respect to the following Nasdaq Market Place rules:
•	Rule 4350(c)(1): A majority of our Board of Directors are not “independent” directors within the definition of “independent director” in Nasdaq Marketplace Rule 4200(a)(15);

•	Rule 4350(c)(2): Our “independent” directors do not meet in executive session;

•	Rule 4350(c)(3): Our board does not have a compensation committee;

•	Rule 4350(c)(4): Nominees for appointment as our directors are not selected or recommended by (i) a majority of our independent directors, or a nominating committee composed solely of independent directors.

     Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States or with securities included on The Nasdaq Stock Market.
We may not pay dividends in the future.
     Although we have declared dividends during each of the last nine fiscal years, we may not be able to declare them or may decide not to declare them in the future. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.
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
     In August 2001, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronic businesses. The capital stock of J&K OEM was owned 51% by Deswell, 39% by Dickson Lam, Deswell’s former Director of Marketing for plastic and electronic products, and 10% by two other individuals who were then employees of J&K OEM. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated a new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), as a wholly-owned subsidiary of Triumph Wise. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and J&K OEM has been dormant since then. In March 2005, the Hong Kong Companies Registry approved the application to deregister J&K OEM from the Companies Registry. J&KMCO has been dormant since January 2005 following the retirement of Dickson Lam and in June 2005, the Macao Company Registry approved the application of Deswell and the minority shareholders of Triumph Wise to deregister J&KMCO from the Company Registry. In July 2005, Deswell acquired the minority 49% interest in the capital stock of Triumph Wise from Mr. Lam and the two other individuals and since then. Triumph Wise has been dormant.
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
     In March 2006, the Company received approval to establish Shenzhen Kwan Wing Trading Company Limited (“Kwan Wing”), as a limited liability China Foreign Enterprise wholly owned by KEMCO. Kwan Wing was registered in March 2006 to engage in the distribution of audio, lightings and network visual equipments operations and import and export operations in China.
Organizational Structure
     The following chart illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2006.
Chart on following page

Capital Expenditures
     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2006 include the following:

	2004	2005	2006
Purchase of property, plant and equipment	$19,862,000	$17,003,000	$6,940,000
Proceeds from the sale of property, plant and equipment	430,000	36,000	50,000
     Principal capital expenditures made and currently in progress relate to improvements we are constructing and have constructed on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories is planned to occur in three to four phases. The pace of construction depends on our financial situation and future operating results.
     Through March 31, 2006, Deswell spent an aggregate of approximately $7.6 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 466,000 square feet of factory space, an approximately 91,000 square foot amenity center and approximately 116,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003 with the interior build-out finished in June 2003. After installation of machinery and final touch up, Phase I of the new factory became operational at the end of November 2003. During the same period, approximately $16.7 million were used to expand the Company’s injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and $6.9 million were used to acquire and install furniture and fixtures for operations.
     Following completion of space built through Phase I, we spent an aggregate of approximately $6.9 million for the second phase of construction, which comprises two additional factory building units covering approximately 227,000 square feet and three additional dormitory units of approximately 216,000 square feet. During the same period, we spent approximately $2.8 million to expand our injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and spent approximately $1.7 million to acquire and install furniture and fixtures for operations.
     Phase III of construction, with a planned investment of $10 million, of which we spent an aggregate of $4.6 million through March 31, 2006, will consist of an estimated 133,000 square foot office building, an estimated 377,000 square feet of additional factory space and one additional dormitory unit of an estimated 120,000 square feet. Phase IV of construction, to consist of planned additional two dormitory units and two other buildings, is planned for the long-term, with construction to begin following completion of Phase III, as resources become available and further capacity is needed.
     In July 2003, Deswell’s electronic & metallic subsidiary completed the $4.1 million acquisition of approximately 240,000 square feet of land and approximately 400,000 square feet of factory buildings and accommodations in Cheung On, Dongguan. These premises were previously leased from a local government unit for the Company’s electronics and metallic operations.
     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phases of construction of our facilities.

Business Overview
     Introduction to Deswell
     We are an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs” and contract manufacturers. We conduct all of our manufacturing activities at separate plastics, electronics and metallic operation factories located in the People’s Republic of China. Beginning in January 2005, we also began to engage in the business of distributing audio equipment in China.
     We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include
•	cases and key tops for personal organizers and remote controls;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	grips and rods for fishing tackle;

•	toner cartridges and cases for photocopy and printer machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	double injection caps and baby products;

•	laser key caps; and

•	automobile components.
     Electronic products manufactured by the Company include
•	complex printed circuit board assemblies using surface mount (“SMT”), ball grip assembly (“BGA”) and pin-through-hole (“PTH”) interconnection technologies and

•	finished products which include
➢	telecommunication products such as special purpose telephones used as a private automated branch exchange (“IPBX”), a network terminal and an internet platform etc.,

➢	IP switches, routers, and

➢	sophisticated professional audio equipment such as power amplifiers, digital mixers, digital signal processors, etc.
     Metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, etc.
     As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, as a result of increased competition, Deswell has been forced to reduce the sales prices of its products during the years ended March 31, 2004, 2005 and 2006, which has resulted in lower gross profit margins during these years.

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
Operations
     Plastic Injection Molding
     Plastic injection molding manufacturing accounted for 54.6%, 47.5% and 41.9% of the Company’s total sales during the years ended March 31, 2004, 2005 and 2006, respectively. At March 31, 2006, the Company conducted its plastic manufacturing operations in approximately 206,000 and 1,070,000 square feet of factory space in its factories located in Shekou, Shenzhen, China and Dongguan, Guangzhou, China, respectively.
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
     The mold-making process ranges from 25 to 75 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2006, the Company used 32 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 86 NC (numerical control) milling machines in the mold-making process.
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
     During the year ended March 31, 2005, the Company continued to expand its production capabilities, purchasing and installing approximately $2.9 million of machines and equipment, including four sets of EDMs; five sets of CNC milling machines; seven sets of NC milling machines; sixteen sets of Chen Hsong hydraulic injection machines with clamping force of 128 tons to 268 tons; and six sets of injection molding machines with clamping force of 85 to 200 tons, replacing 10 sets of old injection machines and one set of EDMs. During the year ended March 31, 2006, the Company acquired machines and equipment costing approximately $1.9 million, including three sets of EDMs, three sets of CNC milling machines and 29 sets of injection machines with clamping forces of 86 tons to 160 tons; replacing one set of CNC milling machines and 19 sets of old injection machines.
     Molds produced by the Company generally weigh from 110 to 17,600 pounds and generally cost between $1,000 and $200,000.
     The customer generally bears the cost of producing the molds and, as is customary in the industry, the customer owns them. However, the Company maintains and stores the molds at its factory for use in production and it is Deswell’s policy generally not to make molds for customers unless the customer undertakes to store its molds at the Company’s factory and uses Deswell to manufacture the related parts. In that way, the Company seeks to use its mold-making expertise to create dependence on it for the customer’s parts requirements. Beginning in 2005, however, through its then newly created Export Tooling Department, Deswell’s began producing molds for export to customers and thus does not use those molds to manufacture related parts.
     During the year ended March 31, 2006, the Company made on average about 50 to 100 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.
     Plastic Injection. During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers, below.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2006, the Company had 378 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 88 to 268 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.
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
     Electronic Products and Assemblies
     In an aggregate of approximately 223,000 square feet of factory space at March 31, 2006 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2004, 2005 and 2006 manufacturing of electronic products accounted for approximately 41.2%, 48.1% and 54.5%, respectively, of the Company’s total sales. During the same periods, manufacturing of finished products accounted for 99%, 99% and 99%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.
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
     Metal Parts Manufacturing
     In an aggregate of approximately 111,000 square feet of factory space at March 31, 2006 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 4.2%, 4.4% and 2.1% of Deswell’s total sales during the years ended March 31, 2004, 2005 and 2006, respectively.

     Quality Control
     The Company maintains strict quality control procedures for its products. At hourly intervals, the Company’s quality control personnel monitor machines and molds to assure that plastic parts are free from defects.
     For electronic operations, the Company’s quality control personnel check all incoming components. Moreover, during the production stage, the Company’s quality control personnel check all work in process at several points in the production process. Finally, after the final assembly and before shipment, the Company conducts quality assurance inspections in accordance with the customers’ Acceptable Quality Level, or AQL, requirements.
     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2004, 2005 and 2006.
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
     In August 2003, the Company’s plastic injection manufacturing plant in Shenzhen obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification. ISO 14000 is a series of international standards on environmental management, ISO 14001 is the most well known of these standards and is often seen as the corner stone standard of the ISO 14000 series. In January 2006, the Company’s electronic and metallic manufacturing plant also obtained ISO 14001 certification.
     The Company was working toward having its plastic injection manufacturing plant to obtain QS 9000 Certification but before completing that process elected to seek ISO/TS 16949 Certification. ISO/TS 16949 is an ISO Technical Specification. This specification aligns existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2000, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications. Deswell is in the process of seeking ISO/TS 16949 Certification. Initial assessment was successfully completed in January 2006 and the Company expects its plastic injection manufacturing plant to obtain QS 9000 Certification sometime later in 2006 or 2007.
     Raw Materials, Component Parts and Suppliers
     Plastic Resins. The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene), which in the years ended March 31, 2004, 2005 and 2006 averaged approximately 50%, 58% and 53%, respectively, of the Company’s cost of plastic products sold and 24%, 24% and 21%, respectively, of the Company’s total cost of goods sold. Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.
     The Company used in excess of 10,600,000 pounds of plastic resins during the year ended March 31, 2006. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.
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
     Raw Metal. The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2004, 2005 and 2006. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.
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
     Customers and Marketing
     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in the United States, Asia (Hong Kong, Japan and China) and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 17 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2004, 2005 and 2006. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2004, 2005 and 2006:

	Year ended March 31,
Geographic areas	2004	2005	2006
United States	38.4%	40.5%	49.0%
China	51.6	44.8	37.5
Europe	5.9	10.9	7.0
Hong Kong	2.3	0.8	3.0
Others	1.8	3.0	3.5

Total	100.0%	100.0%	100.0%

     The Company markets its products and services to existing customers through direct contact with the Company’s management and direct sales personnel. The Company’s sales personnel attend trade shows and the Company advertises in trade publications such as Modern Plastics International and Injection Molding. Collecting information from trade-show, as well as websites, Deswell’s marketing staffs contacts existing and potential customers directly by telephone, mail, fax, e-mail via the Internet and in person, stressing Deswell’s capability as a complete solution provider for plastic injection mold design, tooling and molding as well as an electronics manufacturing services, or EMS, provider of advanced technology manufacturing processes and flexible logistic services.
     Major Customers
     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2006 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 2004, 2005 and 2006.

		Year ended March 31,
Customer	Product	2004		2005	2006
Digidesign, Inc.	Professional audio equipments	17.8%		19.1%	17.4%
Epson Precision (H.K.) Limited	Plastic components	15.4		18.5	14.6
Line 6 Manufacturing	Professional audio equipments		*	14.9	14.5

*	Less than 10%.
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
Property, Plants and Equipment
     Macao
     The Company leases Units 17B and 17E, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party for a term of two years to July 2007. The premises are used as trading, administrative and accounting office for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $2,020.
     Hong Kong
     The Company owns Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong. Deswell leased this property to an unaffiliated party for a term of three years to October 2006.
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
     At March 31, 2006 the Company leased approximately 93,000 square feet of manufacturing space at Block A, 1/F-2/F, Block D, 1/F-5/F, and Block F, 1/F Wing Village Industrial Estate, Shekou, Shenzhen, China which are used for its plastic injection molding operations. These factory premises are leased from the local Chinese government and third parties under separate leases expiring from May 2007 to March 2008. The aggregate monthly rent is approximately $23,900.

     In January 2000, the Company acquired under sale and purchase agreement with the local government party an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. As at March 31, 2006, there were built and operational 1,070,000 square feet of factory space, 91,000 square feet of amenity space and 452,000 square feet of dormitory space.
     The Company leases space at various locations near its plastics manufacturing factories in Shekou and Dongguan that it uses as dormitories for factory staff and workers. Management estimates that the space leased for dormitories approximated 51,200 square feet and 2,200 square feet at March 31, 2006 in Shekou and Dongguan, respectively. The facilities are leased for periods of one to two years, expiring from December 2006 to January 2007. The aggregate monthly rental is approximately $9,900. The Company has acquired under purchase and sale agreements with third parties an aggregate of approximately 24,600 square feet of additional space at various locations near its plastics manufacturing operations in Shenzhen, which are also used as dormitories for factory staff and workers.
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
     At March 31, 2006, the Company leased approximately 69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China for its contract metal manufacturing operation. These premises are leased from third party expiring in May 2007. The aggregate monthly rental is approximately $8,600.
     In addition, the Company leases approximately 36,900 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from August 2006 to December 2007. The aggregate monthly rental is approximately $8,100.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
     We do not have any unresolved comments from the staff of the Securities and Exchange Commission regarding our periodic reports under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including “expect”, “anticipate”, “believe” “seek”, “estimate”. Forward looking statements are not guarantees of Deswell’s future performance or results and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3. Key Information — “Risk Factors”. This section should be read in conjunction with the Company’s Consolidated Financial Statements included under Item 18 of this Report.
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
     The Company’s earnings have benefited from favorable overall effective income tax rates of 3.4%, 3.2% and -0.27% for the years ended March 31, 2004, 2005 and 2006, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. For information regarding Chinese governmental economic, fiscal, monetary or political policies or factors have affected or could materially affect Deswell’s operations and investments, please see “Item 3. Key Information — Risk Factors — We Face Numerous Risks as a Result of Our Operations in China And Hong Kong.”
     Currently, under the Chinese tax system Deswell can obtain tax refunds by reinvesting profits of certain of our subsidiaries in China. For information on our income taxes, rates and concessions with respect to our Chinese operations, see Note 10 of Notes to Financial Statements. The Company expects to continue to benefit from a low overall effective income tax rate in the future, barring unforeseen changes in tax laws and regulations in the various jurisdictions in which it operates. See “Uncertain applications of Chinese tax laws could subject us to greater taxes in China” included under “We face numerous risks as a result of our operations in China and Hong Kong” in Item 3. Key Information — “Risk Factors.”
     Deswell’s material operations are generally organized in two segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic and metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2006.

Year ended March 31, 2004			Year ended March 31, 2005			Year ended March 31, 2006
Plastic			Plastic			Plastic
Injection-	Electronic		Injection-	Electronic		Injection-	Electronic
Molding	& Metallic		Molding	& Metallic		Molding	& Metallic
Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
60.4	77.2	68.0	65.2	80.6	73.3	72.5	81.9	77.9

39.6	22.8	32.0	34.8	19.4	26.7	27.5	18.1	22.1

18.5	11.1	15.2	16.6	8.9	12.5	17.7	9.7	13.1

21.1	11.7	16.8	18.2	10.5	14.1	9.9	8.4	9.0
—	—	—	—	—	—	—	—	—
1.0	0.9	0.9	0.2	0.3	0.3	(0.5)	(0.2)	(0.3)

22.1	12.6	17.8	18.4	10.8	14.4	9.4	8.2	8.7
0.5	0.8	0.6	0.3	0.6	0.5	(0.6)	0.4	—

21.6	11.8	17.2	18.1	10.2	13.9	10.0	7.8	8.7
0.9	3.4	2.0	0.7	2.9	1.9	—	1.9	1.1

20.7%	8.4%	15.1%	17.4%	7.3%	12.1%	10.0%	5.9%	7.6%

Year ended March 31, 2006 Compared to Year Ended March 31, 2005
     Net Sales - Deswell’s net sales for the year ended March 31, 2006 were $115,276,000, a decrease of $10,314,000 or 8.2% as compared to the year ended March 31, 2005. Sales to Digidesign Inc. (“Digidesign”), Epson Precision (H.K.) Ltd. (“Epson”), and Line 6 Manufacturing (Line 6), the Company’s three largest customers during the year ended March 31, 2006, represented approximately 46.5% of net sales for the year. See Item 4 “Information on the Company — Major Customers”.
     The decrease in sales was primarily related to a decrease in sales at our plastic segment of $11,366,000 or 19.1% offsetting an increase in sales of electronics and metallic segment of $1,052,000 or 1.6%, as compared with fiscal 2005.
     The revenue decrease at our plastic segment during fiscal 2006 was principally the result of the decrease in telecommunication product orders from VTech Telecommunications Limited, formerly one of major customers, of $5,796,000, which we chose not to accept because of the significantly lower margins from fabricating the products would produce; a decrease in orders from another major customer of $6,378,000 as a result of delays by that customer in the progress of its new model production; a decrease in orders from another telecommunication customer of $4,846,000 as a result its discontinuation of a product it had launched in Europe due to product design revisions; and the decrease in orders from other existing customers of $1,873,000. These decreases combined to offset increases in orders from both new and other existing customers aggregating $3,066,000 and $4,461,000.
     The increase in net sales in the electronic and metallic segment during fiscal 2006 was for the most part due to an increases in orders for electronic products from both existing and new customers aggregating $3,352,000 and $3,392,000, respectively, and the addition of a full-year’s sales from our audio equipment distribution business in China, which we began in January 2005, of $1,822,000. These factors together offset a net decrease in orders from existing customers of electronic products and metallic products of $3,507,000 and $4,007,000, respectively. We attribute the overall net increase in fiscal 2006 to changes in business focus to more on professional audio equipment than telecommunication products and our strategy of offering volume discount pricing in an effort to counter the intense competition in this market and to induce large orders for our electronics division and our addition of more new customers compared with fiscal 2005 as well the full year’s impact from our new business of distributing of OEM’s professional audio equipment products in China.
     Gross Profit - Our overall gross profit for the year ended March 31, 2006 was $25,426,000, representing a gross profit margin of 22.1%. This compares with and overall gross profit and gross profit margin of $33,518,000, or 26.7%, for the year ended March 31, 2005.
     Gross profit in our plastics segment decreased by $7,462,000, to $13,290,000, or 27.5% of net sales, for the year ended March 31, 2006 compared to $20,752,000, or 34.8% of net sales, for the year ended March 31, 2005. As compared to fiscal 2005, we attribute the fiscal 2006 decrease in this gross profit mainly to increased plastic resin costs resulting from the rise in oil prices that we could not pass on to customers by raising selling prices; an average of an approximate 27% increase in our labor costs resulting primarily from the increase in the minimum wage in Southern China where are factories are located, and increases aggregating approximately 2% from the appreciation, when translated to US dollars, in the RMB, the currency we use to pay substantially all of our direct overhead expenses.
     Gross profit in the electronic & metallic segment decreased by $630,000 to $12,136,000 or 18.1% of net sales, for the year ended March 31, 2006 compared to $12,766,000 or 19.4% of net sales, for the prior year. We attribute the fiscal 2006 decrease in gross profit from fiscal 2005 principally from the combined effects of our strategy of offering volume discount pricing in an effort to counter the intense competition in this market and to induce large orders for our electronics division and an increase in our labor costs due to the minimum wage increases because of the increase of an average 14% as compared with prior year. These decreases were offset slightly by savings we were able to make by improving our material sourcing strategy and improved procurement efficiency.
     Selling, General and Administrative Expenses — Selling, General and Administrative Expenses, or SG&A, expenses for the year ended March 31, 2006 were $15,052,000, amounting to 13.1% of total net sales, as compared to $15,759,000 or 12.5% of total net sales for the year ended March 31, 2005.
     SG&A expenses in the plastic segment decreased by $1,368,000, or 13.8%, to $8,522,000, or 17.7% of net sales, for the year ended March 31, 2006 compared to $9,890,000, or 15.0% of net sales, for fiscal 2005. The decrease was primarily related to savings we realized in administration expenses of $816,000 as a result of the closure of one of our marketing subsidiaries at the beginning of calendar 2005; decreases in salaries, selling and depreciation expenses of $478,000, $15,000 and $117,000, respectively; and our continuing efforts to reduce SG&A general expenses of $58,000. These savings together offset an increase in employee benefits during fiscal 2006 of approximately $115,000.
     SG&A expenses in our electronic & metallic segment increased by $661,000, or 11.3%, to $6,530,000 or 9.7% of net sales, for the year ended March 31, 2006 compared to $5,869,000, or 8.9% of net sales, for the prior year. The increase was principally related to increases in salaries and welfare expenses of $269,000, selling and logistic expenses of $185,000, traveling expenses of $54,000, rental expenses of $50,000, financial expenses of $24,000 and other general expenses of $79,000 as a result of our expansion into the distribution of audio equipment in China and a general increase in sales activities in this segment during the year.
     Operating Income - Operating income was $10,374,000 for the year ended March 31, 2006, a decrease of $7,385,000, or 41.6% as compared with the prior year.
     On a segment basis, operating income of our plastics segment decreased $6,094,000, to $4,768,000, or 9.9% of net sales, in the year ended March 31, 2006 compared to $10,862,000 or 16.5% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit offsetting the improvement in SG&A expenses described above.
     Operating income in our electronics & metallic segment decreased $1,291,000, to $5,606,000, or 8.4% of net sales, in the year ended March 31, 2006 compared to $6,897,000 or 10.5% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A expenses described above.
     Other income(expenses) - Other expenses were $376,000 for the year ended March 31, 2006, an increase of $718,000 as compared with the other income of $342,000 for the year ended March 31, 2005.
     On a segment basis, other expenses attributable to our plastic segment increased $352,000 to $247,000 in the year ended March 31, 2006, as compared to other income of $105,000 for the year ended March 31, 2005. The increase in other expenses was primarily attributable to a provision of $970,000 which we made for a doubtful account relating to one of our telecommunications customer’s discontinuation of its European product launch in order to make revisions to the product’s design This provision in the year ended March 31, 2006 offset a $173,000 tax refund we received on our reinvestment of certain retained earnings in one of our PRC subsidiaries; an increase in interest income of $279,000, an increase in exchange gain of $25,000 coupled with a decrease in loss on disposal of fixed assets of $61,000 as compared to the year ended March 31, 2005.
     Other expenses attributable to our electronic & metallic segment increased $366,000, to $129,000 in the year ended March 31, 2006, as compare to other income of $237,000 for the year ended March 31, 2005. This increase in other expenses was primarily due to the increase in bad debt write off of $135,000 during the year ended March 31, 2006 and a realized gain on disposal of investment of $295,000 during the year ended March 31, 2005 but nil in fiscal 2006, an unrealized loss on revaluation of marketable securities of $25,000 offsetting the increase in interest income of $51,000 in the year ended March 31, 2006.
     Income Taxes — Income taxes for the year ended March 31, 2006 comprised of income tax expenses of $267,000 and deferred income tax assets of $294,000, compared with income tax expenses of $576,000 in the prior year.
     On a segment basis, income taxes of the plastic segment comprised an income tax expenses of $8,000 and deferred income tax assets of $294,000 for the year ended March 31, 2006, as compared with income tax expenses of $202,000 in the prior year. The increase was a result of the recognition of such deferred income tax assets of $294,000 arising from the taxable losses incurred in one of our plastic manufacturing subsidiaries during fiscal year and the decrease in income tax expenses of $194,000 from another of our subsidiaries as a result of its operating losses incurred during the year.
     The income tax expenses for the electronic & metallic segment decreased $115,000, to $259,000 for the year ended March 31, 2006. The decrease in income tax expenses in the electronic & metallic segment was primarily due to the write off of doubtful sales of the metal division of $1,006,000 and the decrease in operating income during the year ended March 31, 2006.
     Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the marketing subsidiary in which the Company had held a 51% shareholding interest was liquidated by its stockholders. As a result of the decrease in minority interests in Deswell’s electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $1,240,000 for the year ended March 31, 2006, from $2,330,000 for the prior year. This represented a decrease in minority interest of $700,000 in the electronics and metallic subsidiaries, and a decrease in the minority interest in the company’s marketing subsidiary from $390,000 to nil.
     Net Income - Net income was $8,779,000 for the year ended March 31, 2006, a decrease of $6,404,000 or 42.2%, as compared to net income of $15,183,000 for the year March 31, 2005. Net income as a percentage of net sales decreased from 12.1% to 7.6% for the year ended March 31, 2006. The decrease in net income was mainly the result of the decrease in operating income and other income offsetting the decrease in income tax expenses and minority interest, as described above.

     Net income for the plastic segment decreased by $5,567,000 or 53.7% to $4,807,000 for the year ended March 31, 2006 compared to $10,374,000 for the prior year 2005. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits and other income, offsetting the decrease in income tax expenses and minority interest, as described above.
     Net income for the electronic & metallic segment decreased by $837,000 or 17.4% to $3,972,000 for the year ended March 31, 2006 compared to $4,809,000 for the prior year 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other income offsetting the decrease in income tax expenses and minority interest, as described above.
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
     Selling, general and administrative expenses — SG&A expenses for the year ended March 31, 2005 were $15,759,000, amounting to 12.5% of total net sales, as compared to $14,718,000 or 15.1% of total net sales for the year ended March 31, 2004.
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
     Operating income — Operating income was $17,759,000 for the year ended March 31, 2005, an increase of $1,387,000 or 8.5% as compared with the prior year.
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
     Other income — Other income was $342,000 for the year ended March 31, 2005, a decrease of $568,000 or 62.4% as compared with the prior year. On a segment basis, other income attributable to the plastic segment decreased $397,000 to $105,000 in fiscal 2005. This decrease in other income was primarily attributable to the decrease in interest income of $103,000 and the decrease in net realized gain on disposal of investment securities of $533,000, which offset the decrease in loss on disposal of fixed assets of $269,000 during the year.
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
     Minority Interest —Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell’s plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. In January 2005, the marketing subsidiary ceased operations and has been dormant since then. Despite the decrease in minority interest in Deswell’s electronic and metallic segment, the dollar amount of minority interest increased to $2,330,000 for the year ended March 31, 2005, from $1,957,000 in the prior year, which reflects that the electronics and metallic subsidiary generated more net income in the quarter ended March 31, 2005, compared with corresponding quarter in fiscal 2004.
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
Seasonality
     The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2006 (in thousands):

	Year ended March 31,
	2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$26,075	$25,079	$24,784	$21,257	$28,788	$31,924	$36,185	$28,693	$30,075	$29,046	$29,972	$26,183
Gross profit	8,411	7,980	8,401	6,298	8,318	8,461	9,402	7,337	7,640	6,209	6,561	5,016
Operating income	4,646	4,511	4,403	2,812	4,812	4,499	4,837	3,611	3,986	2,766	2,689	933
Net income	4,354	4,121	3,535	2,710	3,995	3,628	4,207	3,353	3,151	2,795	2,380	453
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
Exchange Rates
     The Company sells most of its products and pays for most components in either Hong Kong dollars or U.S. dollars. Labor cost and overhead expenses of the Company are paid primarily in Hong Kong dollars and RMB, respectively.
     Since 1983, the exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government at approximately HK$7.80 to US$1.00 and accordingly Hong Kong Dollars has not, to date, represented a currency exchange risk to U.S. dollars. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the U.S. dollar. There can be no assurance that the Chinese government will continue to maintain the present currency exchange mechanism in Hong Kong and if the currency exchange mechanism between the Hong Kong dollar and the U.S. dollar were changed, the Company’s results of operations and financial condition could be materially adversely affected.
     Until August 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company’s operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollars. As a consequence, and in addition to increases in plastic resin and labor costs, in the year ended March 31, 2006

Deswell’s operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell’s gross margins, operating income and net income were adversely affected.
     The four main currencies in the basket to which the RMB was linked in July 2005 were the US dollar, the euro, the Japanese yen and the Korean won. In the months since July 2005, a further small but steady appreciation against the US dollar continued to occur and by the middle of May 2006, the RMB had risen to 8.02 to the US dollar. If this trend continues or the Chinese government allows a further and significant RMB appreciation, Deswell’s operating costs would further increase and its financial results would be adversely affected by such increase. If Deswell determined to pass onto its customers through price increases the effect of increases in the Chinese RMB relative to the U.S. dollar, it would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those Deswell offers in lower-cost regions of the world.
     We did not hedge our currency risk during the years ended March 31, 2004, 2005 and 2006 and at March 31, 2006, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.
Liquidity and Capital Resources
     For the year ended March 31, 2006, net cash generated from operations totaled $12,322,000, including net income of $8,779,000 and depreciation and amortization of $5,299,000. Accounts receivable decreased by $6,773,000, over levels at March 31, 2005, primarily as a result of a provision of doubtful account receivable of $970,000 and the decreases in sales. Inventories increased by $709,000, over levels at March 31, 2005, primarily resulting from the shortage in supplies of some materials we use in the manufacture of electronic parts during the last quarter ended March 31, 2006 which delayed our production and delivery schedule. Accounts payable decreased by $5,563,000 over levels at March 31, 2005, primarily because of the decrease in materials purchases. For the year ended March 31, 2005, net cash generated from operations totaled $16,425,000, including net income of $15,183,000 and depreciation and amortization of $4,970,000.
     Net cash used in investing activities amounted to $6,890,000 and $16,967,000 for the years ended March 31, 2006 and 2005, respectively. Capital expenditures during these periods totaled $6,940,000 and $17,003,000, respectively. There were no acquisitions of marketable securities during either of these periods. Our capital expenditures were primarily related to the construction of our new Dongguan manufacturing plant and our acquisition of plant and machinery for our production facilities in China.
     Net cash used in financing activities for the years ended March 31, 2006 and 2005 were $7,967,000 and $1,578,000, respectively. Net cash we used in financing activities during the year ended March 31, 2006 was primarily to fund the our dividend payments to shareholders of $7,311,000, dividend payments to minority shareholders of subsidiaries of $1,229,000 netting off the proceeds of $352,000 from the exercise of stock options from directors and employees and the release of restricted cash of $391,000. Net cash we used in financing activities during the year ended March 31, 2005 was primarily to fund our dividend payments to shareholders of $9,234,000, dividend payments to minority shareholders of subsidiaries of $756,000, increase in restricted cash of $650,000 netting off the proceeds of $9,092,000 from the exercise of stock options from directors and employees.
     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was increased from 5.25% to 8.25% during the year ended March 31, 2006.
     At March 31, 2006, the Company had cash and cash equivalents of $25,369,000 and committed credit facilities of $1,285,000, of which none had been used. The Company also had restricted cash of $649,000, which was pledged as collateral for those credit facilities. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

     We had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery of $974,000 as of March 31, 2006. We expect that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phases of construction of its new factory.
     A summary of our contractual obligations and commercial commitments as of March 31, 2006 is as follows:

	Payments due by period
	(In thousands)
			Period from	Period from	Period
		Year ending	April 1, 2007	April 1, 2009	after
		March 31,	to March 31,	to March 31,	March 31,
Contractual obligations	Total	2007	2009	2011	2011
Long-term bank borrowing	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease payments	783	571	212	—	—
Capital expenditures	974	895	79	—	—
Purchase obligations	10,582	10,582	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	12,339	12,048	291	—	—

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
     Inventories — Inventories, consisting of raw materials, work-in-progress and finished goods, are stated at the lower of cost or market with cost determined using the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.
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

     Foreign currency translation- The Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar and the financial statements are in U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese Renminbi or U.S. dollars. The exchange rate of Hong Kong dollars has been fixed to the U.S. dollar at approximately HK$7.78 to $1.00 since April 2005. There is, however, no assurance that this rate will continue indefinitely.
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
     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese Renminbi, being the functional currencies of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2004, 2005 were HK$7.75 to US$1.00 and 2006 was HK$7.78 to US$1.00, respectively. The exchange rate between the Chinese Renminbi and the U.S. dollar used for the years ended March 31, 2004, 2005 were RMB 8.29 to US$1.00 and 2006 was RMB8.09 to US$1.00, respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.
     Allowance for doubtful account- The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.
Recent Changes in Accounting Standards
     In December 2004, the Financial Accounting Statements Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS No. 123(R) supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective from the beginning of the first annual reporting period after June 15, 2005, which is the fiscal year ending March 31, 2007 for the Company. The Company believes that the impact of adoption of SFAS No.123(R) on its financial position or results of operations will approximate the magnitude of the “Stock-Based Compensation” disclosed in Note 2 pursuant to the disclosure requirements of SFAS No.123.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which is the fiscal year ending March 31, 2007. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial position or results of operations.
     In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13 “Accounting for Purchase and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purpose of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company is evaluating the effect of the adoption of EITF 04-13. It is not expected to have a material impact on the Company’s financial position, results of operation or cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
          The directors and executive officers of the Company at June 30, 2006 are as follows:

Name	Age	Position(s) with Company
Lau Pui Hon (Richard Lau)	61	Chief Executive Officer and Chairman of the Board of Directors

Li Chin Pang (C. P. Li)	60	Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Secretary and Member of the Board of Directors

Leung Chi Wai (C. W. Leung)	51	Executive Director of Engineering for Plastic Operations and Member of the Board of Directors

Hung-Hum Leung	60	Member of Board of Directors and Audit Committees

Allen Yau-Nam Cham	59	Member of Board of Directors and Audit Committees

Wing-Ki Hui	60	Member of Board of Directors and Audit Committees

Eliza Y. P. Pang	44	Chief Financial Officer

Lee Shu Kwan (S. K. Lee)	60	Director of Administration and Marketing for Electronic Operations

Tam Man Chi (M. C. Tam)	56	Director of Engineering and Manufacturing for Electronic Operations
          Richard Lau. Mr. Lau has served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987.
          C. P. Li. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the day-to-day manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
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
          Eliza Y. P. Pang. Ms. Pang served as the Company’s Financial Controller from January 1995 until March 31, 2006 and was appointed as Deswell’s Chief Financial Officer effective on April 1, 2006. Ms. Pang is a registered fellow member of The Hong Kong Institute of Certified Public Accountants. Ms. Pang has worked at KPMG and Ernst & Young in Hong Kong. Ms. Pang received her Professional Diploma in Accountancy and her MBA degree from The Hong Kong Polytechnic University in 1985 and 1996, respectively.
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
          The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2006 to all directors and officers as a group for services in all capacities was approximately $2,186,000. This excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2006.
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
Other Committees; Nasdaq Compliance
          In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and its Memorandum and Articles of Association do not require it to have such committees. Although such committees, consisting of independent directors as defined by the Nasdaq Marketplace Rules, are required of domestic companies having securities included on The Nasdaq Stock Market, they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; a majority of its Board of Directors are not “independent” directors within the definition of “independent director” in the Nasdaq Marketplace Rules and Deswell’s independent directors do not meet in executive session.
Employees
          At March 31, 2006, the Company employed 5,028 persons on a full-time basis, of which 9 were located in Macao and 5,019 located in and traveled to and from China. Of the Company’s employees 3,408 and 1,620 were engaged in plastic injection molding manufacturing and contract electronic manufacturing, metal molds and parts manufacturing, respectively, at March 31, 2006. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.
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

          On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 900,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan. On August 1, 2005, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 500,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders Meeting held on September 19, 2005.
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
          At June 30, 2006, options to purchase an aggregate of 4,086,500 common shares had been granted under the option plans, options to purchase an aggregate of 1,144,000 common shares were outstanding and no options to purchase common shares were available for future grant under the option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
          Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2006, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Lau	3,942,125		26.0%
C. P. Li	3,818,901		25.2%
C. W. Leung	3,688,750		24.3%
Leesha Holdings Ltd.	3,453,750		23.1%
Royce & Associates, Inc. (6)	1,552,423		10.4%
Wellington Management Company, LLP (7)	1,436,478		9.6%
Micropower Enterprises Limited	1,143,750		7.7%
FMR Corp./ Edward C. Johnson 3d (8)	937,403		6.3%
M. C. Tam		*	*
S. K. Lee		*	*
Eliza Y. P. Pang		*	*
Hung-Hum Leung		*	*
Allen Yau-Nam Cham		*	*
Wing-Ki Hui		*	*

*	Less than 1%.
(1)  Based on 14,923,730 Common Shares outstanding on June 30, 2006. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, Common Shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding Common Shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of Common Shares owned by any of the other listed persons.
(2)  Consists of 3,453,750 Common Shares held of record by Leesha, 253,375 Common Shares held of record by Mr. Lau and options to purchase 235,000 Common Shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Lau shares the voting and investment power of the Common Shares held by Leesha.
(3)  Consists of 3,453,750 Common Shares held of record by Leesha, 130,151 Common Shares held of record by Mr. Li and options to purchase 235,000 Common Shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Li shares the voting and investment power of the Common Shares held by Leesha.
(4) Consists of 3,453,750 Common Shares held of record by Leesha, nil Common Shares held of record by Mr. Leung and options to purchase 235,000 Common Shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Leung shares the voting and investment power of the Common Shares held by Leesha.
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
(6)  Based on Amendment No. 6 to a Schedule 13G filed with the SEC on February 6, 2006.
(7)  Based on Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2006.
(8)  Based on Amendment No. 3 to a Schedule 13G filed with the SEC on February 14, 2006.
          The following table reflects the percentage ownership of Deswell’s common shares by its major shareholders during the past three years:

	Percentage Ownership (1) at
	June 30,	June 28,	June 30,
	2004	2005	2006
Richard Lau	29.0%	25.9%	26.0%
C. P. Li	28.9%	25.6%	25.2%
C. W. Leung	27.2%	24.1%	24.3%
Leesha Holdings Ltd.	25.2%	23.2%	23.1%
Royce & Associates, Inc.	10.3%	9.3%	10.4%
Wellington Management Company, LLP	6.5%	8.4%	9.6%
Micropower Enterprises Limited	7.5%	7.7%	7.7%
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	9.6%	7.6%	6.3%

(1)	Based on 13,723,627, 14,908,730 and 14,923,730 common shares outstanding on June 30, 2004, June 28, 2005 and June 30, 2006, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.
          All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2006, approximately 21 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2006, 21 holders of record with addresses in the United States held approximately 9.8 million of our outstanding common shares.
Related Party Transactions
          During the year ended March 31, 2002, the Company organized Jetcrown & Kwanasia (OEM) Specialist Limited (“J&K OEM”), a limited liability Hong Kong Company, to conduct marketing for Deswell’s plastic and electronics businesses. The capital stock of J&K OEM was owned 51% by Deswell, 39% by Dickson Lam, Deswell’s former Director of Marketing for plastic and electronic products who retired in January 2005, and 10% by two other individuals, who were then employees of J&K OEM. During the years ended March 31, 2004 and 2005, J&K OEM made distributions to its shareholders, including Deswell, aggregating $935,000 and $289,000, respectively, with Mr. Lam’s share of these distributions amounting to $365,000 and $113,000, respectively. In March 2003, the Company reorganized J&K OEM’s operations by organizing Triumph Wise Technology Limited (“Triumph Wise”), a British Virgin Islands International Business Company, and in August 2003 also incorporated another new Macao company, namely, J&K (OEM) Specialist (Macao Commercial Offshore) Limited (“J&KMCO”), that was wholly-owned by Triumph Wise. The capital stock of Triumph Wise was owned 51% by Deswell, 39% by Dickson Lam and 10% by same two other individuals who had been employees of J&K OEM, who became employees employed by J&KMCO. In August 2003, J&KMCO obtained business license approval to carry out offshore marketing service activities in Macao. J&K OEM’s operations were transferred to J&KMCO in September 2003 and, J&K OEM has been dormant and made no further distributions to shareholders since then. During the years ended March 31, 2004 and 2005, Triumph Wise did not make any distributions to its shareholders. During the years ended March 31, 2004 and 2005, J&KMCO made distributions to its shareholders, including Deswell, aggregating $nil and $1,255,000, respectively, with Mr. Lam’s share of these distributions amounting to $nil and $489,000, respectively. In March 2005, the Hong Kong Companies Registry approved the application to deregister J&K OEM from the Companies Registry. J&KMCO has been dormant since January 2005 following the retirement of Dickson Lam in January 2005 and in June 2005, the Macao Company Registry approved the application of Deswell and the minority shareholders of Triumph Wise to deregister J&KMCO from the Company Registry. In July 2005, Deswell acquired the minority 49% interest in the capital stock of Triumph Wise from Mr. Lam and the two other individuals paying them an aggregate of $3 for their interests. Since then, Triumph Wise has been dormant.
          During the years ended March 31, 2004, 2005 and 2006, Integrated made distributions to its shareholders, including Deswell, aggregating approximately $426,000, $nil and $5,122,000, respectively, with Mr. S. K. Lee’s and Mr. M. C. Tam’s share of these distributions (which were divided between them equally) amounting to $102,000, $nil and $1,229,000, respectively.
          Since Deswell completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

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
Exports Sales
          Information regarding our export sales is provided in Item 4 “Information on the Company – “Business Overview – Customers and Marketing.”
Dividend Policy
          Dividends paid under Hong Kong law are tax free to the recipient. confirm While the Company had paid dividends to its shareholders prior to its IPO, it discontinued payment of dividends after the IPO until July 1996, when Deswell announced that it planned to pay cash dividends semi-annually. Commencing with the fiscal year ended March 31, 2003, the Company announced it would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31,
•	2004 aggregating $8,569,000, $2,002,000 of which was based on results for the last quarter of the year ended March 31, 2003 and $6,567,000 of which was based on results for the first three quarters of the year ended March 31, 2004;

•	2005 aggregating $9,234,000, $2,196,000 of which was based on results for the last quarter of the year ended March 31, 2004 and $7,038,000 of which was based on results for the first three quarters of the year ended March 31, 2005; and

•	2006 aggregating $9,400,000, $2,535,000 of which was based on results for the last quarter of the year ended March 31, 2005 and $6,865,000 of which was based on results for the first three quarters of the year ended March 31, 2006.
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

ITEM 9. THE OFFER AND LISTING
          The Company’s common shares are traded exclusively on The Nasdaq Global Market (before July 4, 2006, known as the Nasdaq National Market) under the symbol “DSWL”.
          The following table sets forth the high and low sale prices as reported by The Nasdaq National Market for each of the last five years ended March 31, 2006 (adjusted for the Company’s three-for-two stock splits effected in July 2002 and March 2005):

Year Ended	High	Low
March 31, 2006	$16.48	$9.000
March 31, 2005	18.167	12.867
March 31, 2004	20.40	10.43
March 31, 2003	27.23	7.33
March 31, 2002	9.83	5.83
          The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the quarters in the two-year period ended March 31, 2006 and the average daily trading volume during each of the quarters (adjusted for the Company’s three-for-two stock split effected in March 2005).

			Average
			Daily
			Trading
Quarter ended	High	Low	Volume(1)
March 31, 2006	$12.671	$9.000	32,085
December 31, 2005	14.850	10.200	21,447
September 30, 2005	16.000	14.090	20,852
June 30, 2005	16.480	13.670	18,033
March 31, 2005	18.167	14.213	22,529
December 31, 2004	17.327	13.007	26,420
September 30, 2004	16.313	12.867	13,692
June 30, 2004	18.147	14.340	6,469

(1)	Determined by dividing the sum of the reported daily volume for the quarter by the number of trading days in the quarter (adjusted for the Company’s three-for-two stock split effected in March 2005).
          The following table sets forth the high and low sale prices as reported by The Nasdaq National Market during each of the most recent six months and the average daily trading volume during each of the months.

			Average
			Daily
			Trading
Month ended	High	Low	Volume(1)
June 30, 2006	$9.220	$8.100	23,688
May 31, 2006	9.900	8.750	12,487
April 30, 2006	9.780	9.050	18,969
March 31, 2006	10.220	9.000	25,938
February 29, 2006	11.050	10.150	28,224
January 31, 2006	12.671	10.370	42,822

(1)	Determined by dividing the sum of the reported daily volume for the month by the number of trading days in the month.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders
          Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 14,923,730 common shares were outstanding on June 30, 2006.
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
Tenancy Agreement (Exhibit 4.2)
Date: April 29, 2005
Parties: Shenzhen Shekou Yu Yi Shareholding Company Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited.
Nature of Contract: Rental of property located at 1/F and 2/F, of Block A, Wing Village Industrial Estate, Shekou, Shenzhen.
Terms and Conditions: The construction area of the property is 2,051 square meters. Two-year term, commencing June 1, 2005 to May 30, 2007. Lessor is responsible for property tax, land use fees and rental housing management fees. A deposit in the amount of RMB118,668 is required. Lessee can only sublet with Lessor’s approval. Lessee should inform Lessor of desire to renew lease one month before expiration.
Consideration: Rent is RMB47,145 per month.

Tenancy Agreement (Exhibit 4.3)
Date: February 27, 2006
Parties: Shenzhen Shekou Yu Yee Shareholding Company Ltd. (Lessor) and Jetcrown Industrial (Shenzhen) Limited.
Nature of Contract: Rental of property located at 1/F, of Block F, Wing Village Industrial Estate, Shekou, Shenzhen.
Terms and Conditions: The construction area of the property is 1,088 square meters. Two-year term, commencing April 1, 2006 to March 31, 2008. The total rent for the property is RMB30,464 per month. The lessor is responsible for property tax, land use fees and rental housing management fees. The Lessee is responsible for the water, electricity, cleansing and management charges. The lessee may not sublet the property without the written approval of the Lessor. Lessee should be given first priority to rental the property under the same terms and conditions as offered by any third party.
Consideration: Rent is RMB30,464 per month.
Tenancy Agreement (Exhibit 4.4)
Date: March 30, 2006
Parties: Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee).
Nature of Contract: Lease of 1/F-7/F, Block 13, Nanshui Siu Village and Room 201, 202,204, 409 of Block 9, NanShui Siu Village, Shekou for use as a dormitory.
Terms and Conditions: The total construction area for all the rooms is 1,974.95 square meters. The rental period is one year, commencing January 1, 2006 to December 31, 2006. The total rent for the property is RMB34,522.08 per month. A deposit of RMB75,048 is required. The Lessee is responsible for the water, electricity and garbage cleaning charges. If any delay of rental payment, a late charge penalty of 3% shall be levied on the rental.
Consideration: Rent of RMB34,522 per month.
Stock Purchase Agreement (Exhibit 4.5)
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
          Distributions
          Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in their tax years beginning on January 1, 2003 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning after December 31, 2010 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2005 or 2006; and, although we cannot provide assurances in this regard, we do not anticipate becoming a PFIC in the future The U.S Treasury announced in the past and has recently reconfirmed its intention to promulgate rules for foreign issuers to certify, as one of the prerequisites to the application of the reduced tax rates on dividends paid, that they are qualified foreign corporations, including a certification that they are not a PFIC. At June 30, 2006, no such guidance was issued, and it is unclear whether we will be able to comply with it, once it is finalized. If we are a PFIC with respect to a particular U.S. Holder (or if we are unable or it would be impractical for us to certify that we are not a PFIC under the certification guidance issued in the future), dividends received from us will be taxed at regular ordinary income tax rates, currently, up to 35 percent. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
          Sale or Other Disposition of Our Common Shares
          Subject to the PFIC rules discussed below, generally, in connection with the sale or other taxable disposition of our common shares:
•	you will recognize gain or loss equal to the difference (if any) between:

o	the amount realized on such sale or other taxable disposition and

o	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);
•	such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	net long-term capital gains derived by individual U.S. Holders from sales or other taxable dispositions of our shares after May 5, 2003 and before January 1, 2011 will generally be taxed at the rate of 5 percent (zero, in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket;

•	such gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.
          Passive Foreign Investment Company
          A U.S. Holder generally would be subject to a special tax regime (that differs in certain material respects from that described above) if we were a PFIC at any time during which such Holder held our shares.
          An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. We are a PFIC for our fiscal year if either:
•	75 percent or more of our gross income in that year is passive income (including our pro-rata share of the gross income of any company in which we own, or are treated as owning, 25 percent or more of the shares by value), which includes dividends, interests, royalties, rents, annuities, and some types of gains; or

•	the average percentage of the value of our assets in that year (including our pro-rata share of the assets of any company in which we own, or are treated as owning, 25 percent or more of the shares by value) that produce or are held for the production of passive income is at least 50 percent.
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
          If we are or were classified as a PFIC during the time you hold our shares, unless you timely make one of the available elections, a special tax regime would apply to both:
•	any “excess distribution,” which would be your share of distributions in any year that are greater than 125 percent of the average annual distributions received by you in the three preceding years before the current taxable year (or during your holding period for the shares, if shorter), and

•	any gain realized on the sale or other disposition of our common shares.
          Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax generally in the following manner:
•	the excess distribution or gain would be allocated ratably to each day that you have held our common shares,

•	the amount allocated to the taxable year in which you realize the excess distribution or gain would be taxed as ordinary income,

•	the amount allocated to the taxable years prior to the first taxable year in which we are a PFIC would be taxed as ordinary income for the taxable year in which you realize the excess distribution or gain, and

•	the amounts allocated to each of the prior taxable years for which we were a PFIC would be taxed as ordinary income at the highest applicable tax rate in effect for that year, and, in addition, an interest charge generally applicable to underpayments of tax would be imposed on you, as if the tax had been due for the tax year to which such amounts were allocated under these rules.
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
          You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of our common shares, as well as a mark-to-market and other elections that may be available to you.
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
Backup Withholding and Information Reporting
          Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding currently at a rate of 28 percent. You will not be subject to backup withholding provided that:
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Controls
     There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Macao, where the Company’s principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material British Virgin Islands’ laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s common shares. British Virgin Islands’ law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.
     China’s laws and regulations regulate dividend distribution and repatriation by the Company’s China subsidiaries. To date these controls have not had and are not expected to have a material impact on the Company’s financial results. To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Macao and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements. Further, the Company intends that portions of the profits earned by Jetcrown Shenzhen will be reinvested and therefore such profits will not be available for the declaration of dividends. See Notes 1 and 10 of Notes to Consolidated Financial Statements.
     None of our Chinese subsidiaries had any restricted net assets at, nor restricted retained earnings for the years ended March 31, 2005 or 2006.
*
Foreign Currency Risk
     At March 31, 2004, 2005 and 2006, the Company had no open forward exchange contracts or option contracts.
     Cash on hand at March 31, 2006 of $26,018,000 was held in the following currencies:

Equivalent
U.S. Dollar
Holdings
United States dollars	$13,748,000
Hong Kong dollars	6,914,000
Euro	24,000
Chinese RMB	4,815,000
Japanese yen	491,000
Macao dollars	26,000
See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.
Interest Rate Risk
     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $14,623,000 as at March 31, 2006 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2006 we had no long-term debt or short-term bank loans outstanding on our credit facilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
     As required by Rule 13a-14 under the Securities Exchange Act of 1934, as of March 31, 2006, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934). This evaluation was carried out under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s controls and procedures were designed which provided reasonable assurance of preventing errors and irregularities.
     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosures. The Company’s management have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report and have concluded that the Company’s disclosure controls and procedures were effective.
     The Company has confidence in its internal controls and procedures and has expanded its efforts to develop and improve its controls. Nevertheless, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure procedures and controls, or its internal controls, will necessarily prevent all error or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that the Company is subject to resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all internal control issues or instances of fraud, if any, within the Company be detected.
Changes in Internal Controls
     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls during the year ended March 31, 2006, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.
     However, as we previously announced, we delayed announcing our financial results for the quarter and six months ended September 30, 2005 until we could assess the impact of certain transactions on those results. The transactions, which consisted of orders primarily from three customers for products of the metallic parts division of our Electronic & Metallic parts business segment that were shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment, were discovered in October 2005. Our internal auditing staff uncovered documentation reflecting the cancellation of the orders following the departure of the General

Manager of our metallic parts division who, with the assistance of a Production and Materials Control Supervisor in that division (who has since resigned), had previously concealed such documentation. As a result of an investigation into these matters by our internal auditors, we determined to record provisions in our financial results for the quarter and six months ended September 30, 2005 of approximately $1 million for doubtful sales and of approximately $160,000 for obsolete inventory attributable to the metallic parts division. We disclosed these matters to our Audit Committee and to our independent registered public accounting firm. Based on the recommendations of our Audit Committee, we retained independent forensic accountants to continue the investigation. In accordance with the advice of the independent forensic accountants and the recommendation of our Audit Committee, we have implemented certain corrective changes to our internal control procedures to improve the effectiveness of our internal control over financial reporting in an effort to reduce the likelihood of fraudulent transactions adversely effecting our financial statements in the future. However, as we pointed out above in this Item 15 and discussed in the Risk Factor earlier in this Form 20-F (see ITEM 3. KEY INFORMATION – Risk Factors – “We face numerous risks as a result of our operations in China” – “We could suffer losses from corrupt or fraudulent business practices”), because of the inherent limitations in all internal control systems in general and the prevalence of fraudulent business practices and corruption in China in particular, no system of, or improvements in, internal controls can provide assurance that all internal control issues or instances of fraud within a company can be detected promptly or at all.
ITEM 16. [RESERVED]
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2006 was BDO McCabe Lo Limited (“BDO”).
     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2005 and 2006.

	Year ended March 31,
	2005	2006
	(US $ (in thousands))
Audit Fees(1)	100	115
Audit-related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—

	100	115

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
We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2005 and 2006, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO McCabe Lo Limited
Hong Kong, June 16, 2006

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2005	2006

ASSETS

Current assets:
Cash and cash equivalents	$28,073	$25,369
Restricted cash (note 7)	1,040	649
Marketable securities (note 3)	244	164
Accounts receivable, less allowances for doubtful amounts of $28 and $970 at March 31, 2005 and 2006, respectively	25,091	18,318
Inventories (note 4)	21,136	21,845
Prepaid expenses and other current assets (note 5)	4,761	5,035
Income taxes receivable (note 10)	20	—

Total current assets	80,365	71,380
Property, plant and equipment-net (notes 6 and 7)	56,133	58,286
Deferred income tax assets (note 10)	—	294
Goodwill (note 8)	478	710

Total assets	$136,976	$130,670

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$16,449	$10,886
Dividend payable	—	2,089
Accrued payroll and employee benefits	2,020	1,415
Customer deposits	868	674
Other accrued liabilities (note 9)	3,127	1,018
Income taxes payable	325	184

Total current liabilities	22,789	16,266

Commitments and contingencies (note 11)	—	—

Minority interests	9,420	7,636

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2005 - 14,778,730; March 31, 2006 – 14,923,730 (note 12)	39,068	41,254
Additional paid-in capital	6,970	6,970
Accumulated other comprehensive income	—	436
Retained earnings	58,729	58,108

Total shareholders’ equity	104,767	106,768

Total liabilities and shareholders’ equity	$136,976	$130,670

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2004	2005	2006

Net sales	$97,195	$125,590	$115,276
Cost of sales	66,105	92,072	89,850

Gross profit	31,090	33,518	25,426
Selling, general and administrative expenses	14,718	15,759	15,052

Operating income	16,372	17,759	10,374
Interest expense	(16)	(12)	(6)
Other income (expenses), net	910	342	(376)

Income before income taxes and minority interests	17,266	18,089	9,992
Income taxes (note 10)	589	576	(27)

Income before minority interests	16,677	17,513	10,019
Minority interests	1,957	2,330	1,240

Net income	14,720	15,183	8,779

Other comprehensive income
Foreign currency translation adjustment	—	—	436

Comprehensive income	$14,720	$15,183	$9,215

Net income per share (note 2)
Basic:
Net income per share	$1.08	$1.04	$0.59

Weighted average common shares outstanding	13,664	14,656	14,908

Diluted:
Net income per share	$1.04	$1.02	$0.59

Weighted average common and potential common shares	14,160	14,933	14,936

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Common stock		Additional	other
	Shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity

Balance at March 31, 2003	13,546,252	28,247	6,970	—	46,629	81,846
Exercise of stock options	177,375	1,733	—	—	—	1,733
Net income	—	—	—	—	14,720	14,720
Dividends ($0.63 per share)	—	—	—	—	(8,569)	(8,569)

Balance at March 31, 2004	13,723,627	29,980	6,970	—	52,780	89,730
Exercise of stock options	1,055,250	9,092	—	—	—	9,092
Odd share redemption upon stock split	(147)	(4)	—	—	—	(4)
Net income	—	—	—	—	15,183	15,183
Dividends ($0.65 per share)	—	—	—	—	(9,234)	(9,234)

Balance at March 31, 2005	14,778,730	39,068	6,970	—	58,729	104,767
Exercise of stock options	25,000	352	—	—	—	352
Issue of common stock for acquisition of additional interest in a subsidiary	120,000	1,834	—	—	—	1,834
Foreign currency translation adjustment	—	—	—	436	—	436
Net income	—	—	—	—	8,779	8,779
Dividends ($0.63 per share)	—	—	—	—	(9,400)	(9,400)

Balance at March 31, 2006	14,923,730	41,254	6,970	436	58,108	106,768

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2004	2005	2006

Cash flows from operating activities
Net income	$14,720	$15,183	$8,779
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,402	4,970	5,299
Loss on sale of property, plant and equipment	392	125	45
Realized gain on disposal of other investments	—	(295)	—
Net realized (gain) and unrealized holding loss on marketable securities	(533)	53	80
Minority interests	1,901	2,330	1,215
Deferred tax	—	(15)	(294)
Changes in operating assets and liabilities:
Accounts receivable	(2,230)	(6,134)	6,773
Inventories	(1,390)	(4,962)	(709)
Prepaid expenses and other current assets	(304)	(1,809)	(274)
Income taxes receivable	196	107	20
Accounts payable	1,525	5,281	(5,563)
Accrued payroll and employee benefits	954	(246)	(605)
Customer deposits	265	109	(194)
Other accrued liabilities	(857)	1,533	(2,109)
Income taxes payable	(3,816)	195	(141)

Net cash provided by operating activities	15,225	16,425	12,322

Cash flows from investing activities
Purchase of property, plant and equipment	(19,862)	(17,003)	(6,940)
Proceeds from sale of property, plant and equipment	430	36	50
Acquisition of marketable securities	(1,056)	—	—
Proceeds from sale of marketable securities	6,410	—	—

Net cash used in investing activities	(14,078)	(16,967)	(6,890)

Cash flows from financing activities
Dividends paid	(8,569)	(9,234)	(7,311)
Dividends paid to minority shareholders of a subsidiary	(582)	(756)	(1,229)
Exercise of stock options	1,733	9,092	352
Odd shares redemption	—	(4)	—
(Increase) decrease in restricted cash	1,976	(650)	391
Contribution from (loan to) minority shareholders of subsidiaries	88	(26)	(170)

Net cash used in financing activities	(5,354)	(1,578)	(7,967)

Cash effect of exchange rate changes	—	—	(169)

Net decrease in cash and cash equivalents	(4,207)	(2,120)	(2,704)
Cash and cash equivalents, beginning of year	34,400	30,193	28,073

Cash and cash equivalents, end of year	$30,193	$28,073	$25,369

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$16	$12	$6
Income taxes	$4,210	$289	$387

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 5% shareholding in a subsidiary	$—	$—	$1,834
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$—	$—	$234

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
     As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2006, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $52,226.
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
     On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated is 120,000 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is higher than the fair value of net assets acquired by $232. The excess purchase price has been recorded on the balance sheet as goodwill.
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
     Revenue recognition-Sales of goods are recognized when goods are shipped and title of goods sold has passed to the purchaser. Customers do not have a general right of return on products shipped. Products returns to the Company were insignificant during past years.
     Comprehensive income-The comprehensive income of the Company for the years ended March 31, 2004 and 2005 was represented by the net income of the respective years. Other comprehensive income for the year ended March 31, 2006 represents foreign currency translation adjustments and is included in the consolidated statement of shareholders’ equity.
     Allowance for doubtful account-The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts.
     Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2004, 2005 and 2006, shipping and handling costs expensed to selling expenses were $989, $549 and $658, respectively.
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
     Foreign currency translation-The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rate of Hong Kong dollars has been fixed to the U.S. dollar at approximately HK$7.78 to $1.00 since April 2005. There is, however, no assurance that this rate will continue indefinitely.
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
     Aggregate net foreign currency transaction losses included in income were $52, $111 and $86 for the years ended March 31, 2004, 2005 and 2006, respectively.
     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2004, 2005 were HK$7.75 to US$1.00 and 2006 was HK$7.78 to US$1.00, respectively. The exchange rate between the Chinese renminbi and the U.S. dollar used for the years ended March 31, 2004, 2005 were RMB 8.29 to US$1.00 and 2006 was RMB8.09 to US$1.00, respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.
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

2. Summary of Significant Accounting Policies — continued
     The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No.123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2004	2005	2006

Net income:
As reported	$14,720	$15,183	$8,779
Pro forma	11,525	15,183	8,779

Stock-based employee compensation cost, net of tax	$3,195	$—	$—

Basic net income per share:
As reported	$1.08	$1.04	$0.59
Pro forma	0.85	1.04	0.59

Diluted net income per share:
As reported	$1.04	$1.02	$0.59
Pro forma	0.81	1.02	0.59
     The fair value of options granted in the year ended March 31, 2004 was estimated to be approximately $3.55 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2004	2005	2006

Risk-free interest rate — weighted average	3.93%	n/a	n/a
Expected life of options — weighted average	10 years	n/a	n/a
Expected volatility	34.78%	n/a	n/a
Expected dividend yield	4.60%	n/a	n/a
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
     Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2004	2005	2006

Net income	$14,720	$15,183	$8,779

Basic net income per share	$1.08	$1.04	$0.59

Basic weighted average common shares outstanding	13,664	14,656	14,908
Effect of dilutive securities — Options	496	277	28

Diluted weighted average common and potential common shares outstanding	14,160	14,933	14,936

Diluted net income per share	$1.04	$1.02	$0.59

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

2. Summary of Significant Accounting Policies — continued
     Recent changes in accounting standards — In December 2004, the Financial Accounting Statements Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS No. 123(R) supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees and amends SFAS No.95, “Statement of Cash Flows”. Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No.123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123 (R) was to be effective from the beginning of the first interim or annual reporting period after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the implementation of SFAS 123(R). As a result, SFAS 123(R) will be effective from the beginning of the first annual reporting period after June 15, 2005, which is the fiscal year ending March 31, 2007 for the Company. The Company believes that the impact of adoption of SFAS No.123 (R) on its financial position or results of operations will approximate the magnitude of the “Stock-Based Compensation” disclosed in Note 2 pursuant to the disclosure requirements of SFAS No.123.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, which is the fiscal year ending March 31, 2007. The adoption of SFAS No. 153 is not expected to have a material effect on the Company’s consolidated financial position or results of operations.
     In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13 “Accounting for Purchase and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purpose of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The Company is evaluating the effect of the adoption of EITF 04-13. It is not expected to have a material impact on the Company’s financial position, results of operation or cash flows.
3. Marketable Securities
     The Company acquired equity securities listed in Hong Kong.

	March 31,
	2005	2006

Cost	$297	$297

Market value	$244	$164

     Unrealized loss for the years ended March 31, 2004, 2005 and 2006 were $nil, $53 and $78, respectively.
     Net proceeds from sale of marketable securities for the year ended March 31, 2004, 2005 and 2006 were $6,410, $nil and $nil, and realized gains from sale of marketable securities for the year ended March 31, 2004, 2005 and 2006 were $533, $nil and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.
4. Inventories
     Inventories by major categories are summarized as follows:

	March 31,
	2005	2006

Raw materials	$8,329	$8,782
Work in progress	8,088	6,932
Finished goods	4,719	6,131

	$21,136	$21,845

5. Prepaid expenses and other current assets
     Prepaid expenses and other current assets consist of the following:

	March 31,
	2005	2006

Value added tax receivable	$1,667	$1,893
Deposit for purchase of plant and equipment	460	71
Rental and utility deposit	179	169
Advance to suppliers	456	1,183
Prepayment	496	346
Others	1,503	1,373

	$4,761	$5,035

6. Property, Plant and Equipment
     Property, plant and equipment consists of the following:

	March 31,
	2005	2006

At cost:
Land and buildings	$24,638	$25,528
Plant and machinery	31,386	34,708
Furniture, fixtures and equipment	17,701	18,247
Motor vehicles	2,367	2,383
Leasehold improvements	4,939	5,237

Total	81,031	86,103
Less: accumulated depreciation and amortization	(30,088)	(35,116)
Construction in progress	5,190	7,299

Net book value	$56,133	$58,286

Cost of land and buildings consist of the following:

Leasehold land and buildings (a)	$1,482	$1,476
Land use right of state-owned land and buildings erected thereon (b)	16,144	17,067
Long term leased land and buildings erected thereon (c)	4,186	4,170
Other buildings (d)	2,826	2,815

	$24,638	$25,528

(a)	Leasehold land and buildings are located in Hong Kong with lease terms of 50 years expiring in 2047.

(b)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2006, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d)	Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.
7. Credit facilities and pledged assets
     The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2005 and 2006 these facilities totaled $8,078, and $1,285, respectively. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks’ prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company’s facilities except that at March 31, 2005 and 2006, cash of $1,040 and $649, respectively, and leasehold land and buildings of net book value $1,259 and $nil, respectively, have been pledged as collaterals for the above facilities. As of March 31, 2005 and 2006, the Company has not borrowed against these lines.

8. Goodwill
     The change in the carrying value of goodwill amounted to $232 represents the excess purchase price over the fair value of net assets acquired in relation to the acquisition of further 5% ownership in a subsidiary during the year ended March 31, 2006. There were no impairment in goodwill for the years ended March 31, 2004, 2005 and 2006, respectively.
9. Other Accrued liabilities
     Other accrued liabilities consist of the following:

	March 31,
	2005	2006

Value added tax payable	$972	$70
Accrued expenses	1,323	131
Commission expenses	138	217
Others	694	600

	$3,127	$1,018

10. Income Taxes
     The components of income before income taxes and minority interests are as follows:

	Year ended March 31,
	2004	2005	2006

Hong Kong	$216	$80	$4
China and others	17,050	18,009	9,988

	$17,266	$18,089	$9,992

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
     Jetcrown Industrial (Shenzhen) Limited (“Jetcrown Shenzhen”) (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an “Export-oriented Enterprise” by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2003, 2004 and 2005.
     Dongguan Kwan Hong Electronics Company Limited (“Dongguan Kwan Hong”) (a subsidiary of the Company) has been approved as a “High-tech Enterprise” by the local tax authority and enjoyed a lower national tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption on national tax and a full exemption of local tax for the calendar years ended December 31, 2002, 2003 and 2004. For the calendar year ended December 31, 2005, the tax rate for Dongguan Kwan Hong was 18%, in which 15% is for national tax and 3% is for the local tax.
     Jetcrown Industrial (Dongguan) Limited (“Jetcrown Dongguan”) (a subsidiary of the Company) has commenced its first and second tax exemption year for the calendar year ended December 31, 2004 and 2005 respectively.

10. Income Taxes — continued
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
     During the years ended March 31, 2004, 2005 and 2006, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, in another Chinese subsidiary, Jetcrown Dongguan totaling $nil, $nil and $173, respectively.
     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $1,811, $719 and $92 and the basic net income per share would have been lower by $0.13, $0.05 and $0.01 for the years ended March 31, 2004, 2005 and 2006 respectively, and diluted net income per share for the years ended March 31, 2004, 2005 and 2006 would have been lower by $0.13, $0.05 and $0.01, respectively.
     Others
     Certain of the Company’s income accrues in tax free jurisdictions and is not subject to any income taxes.
     The provision for income taxes consists of the following:

	Year ended March 31,
	2004	2005	2006

Current tax
— Hong Kong	$132	$51	$29
— China	457	540	238
Deferred tax	—	(15)	(294)

	$589	$576	$(27)

     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2004	2005	2006

Provision for income taxes at statutory tax rate in China	4,661	4,884	2,698
Effect of different tax rate in various jurisdictions	(210)	(219)	6
Tax holidays and concessions	(1,811)	(666)	99
Effect of income for which no income tax is payable	(1,977)	(3,459)	(2,853)
Under (over) provision of income tax in previous year	(22)	34	8
Others	(52)	2	15

Effective tax	$589	$576	$(27)

     The components of deferred income tax are as follows:

	March 31,
	2005	2006

Deferred tax asset:
Net operating loss carryforwards	$—	$294
Less: Valuation allowances	—	—

	—	294

Deferred tax liability	—	—

Net deferred tax asset	$—	$294

11. Commitments and Contingencies
     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $1,507, $981 and $868 for the years ended March 31, 2004, 2005 and 2006, respectively.
     At March 31, 2006, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2007	571
2008	212

Total minimum lease payments	$783

     At March 31, 2006, the Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery totaling $895 which is expected to be disbursed during the year ending March 31, 2007.
     The Company has contracted with some building contractors to construct the Company’s new factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $32,969. At March 31, 2006, a total of $32,121 has been paid on the project and are recorded in property, plant and equipment.
12. Shareholders’ Equity
     On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.
13. Employee Benefits
     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $272, $310 and $515 for the years ended March 31, 2004, 2005 and 2006, respectively. According to the Mandatory Provident Fund (“MPF”) legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of $3 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2004, 2005 and 2006 amounted to $31, $2 and nil, respectively.
14. Stock Option Plan
     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1998, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan.
     At March 31, 2006, options to purchase an aggregate of 3,586,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

14. Stock Option Plan — Continued

	Year ended March 31,
	2004		2005		2006
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of the year	1,001,625	$7.55	1,724,250	$10.74	669,000	$14.10
Granted during the year	900,000	14.10	—	—	—	—
Exercised during the year	(177,375)	9.77	(1,055,250)	8.61	(25,000)	14.10

Outstanding and exercisable at the end of the year	1,724,250	10.74	669,000	14.10	644,000	14.10

Range of exercise price per share	$7.55 to $14.10			$14.10		$14.10
     There were nil options forfeited or expired for the years ended March 31, 2004, 2005 and 2006. The weighted average remaining contractual life of the share options outstanding at March 31, 2006 was 7.50 years. At March 31, 2004, 2005 and 2006, there were nil , nil and 500,000 options available for future grant under the plans respectively.
15. Operating Risk
     Concentrations of Credit Risk and Major Customers-A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2004, 2005 and 2006 are as follows:

	Percentage of net sales
	Year ended March 31,
	2004	2005	2006

Digidesign, Inc.	17.8%	19.1%	17.4%
Epson Precision (H.K.) Limited	15.4%	18.5%	14.6%
Line 6 Manufacturing	*	14.9%	14.5%
VTech Telecommunications Limited	17.6%	12.1%	*
Inter-Tel Incorporated	10.3%	*	*

*	Less than 10%
     Sales to the above customers relate to both injection-molded plastic parts and electronic and metallic products.
     Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2005 and 2006, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2005	2006

Largest receivable balances	53.7%	59.4%
     There were bad debt expense of $nil, $28 and $208 during the years ended March 31, 2004 and 2005 and 2006 respectively. There were provision for bad debts expenses of $nil, $nil and $970 during the years ended March 31, 2004, 2005 and 2006 respectively.
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

16. Fair Value of Financial Instruments
     The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and are reasonable estimates of their fair value. All the financial instruments are for trade purposes.
17. Segment Information
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
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Year ended March 31,
	2004			2005			2006
		Intersegment			Intersegment			Intersegment
	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)	Net sales	sales	Profit (loss)

Segment:
Injection molded plastic parts	$54,745	$1,699	$11,717	$61,519	$1,877	$10,967	$49,429	$1,152	$4,521
Electronic products	40,083	3	5,378	60,472	—	6,660	66,563	1,926	7,282
Metallic parts	6,185	2,116	171	8,200	2,724	462	2,362	—	(1,811)

Segment total	$101,013	$3,818	$17,266	$130,191	$4,601	$18,089	$118,354	$3,078	$9,992

Reconciliation to consolidated totals:
Sales eliminations	(3,818)	(3,818)	—	(4,601)	(4,601)	—	(3,078)	(3,078)	—

Consolidated totals:
Net sales	$97,195	$—		$125,590	$—		$115,276	$—

Income before income taxes and minority interests			$17,266			$18,089			$9,992

	Year ended March 31,
	2004		2005		2006
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$230	$—	$128	$—	$407	$—
Electronic products	17	16	13	12	64	—
Metallic parts	—	—	—	—	—	6

Consolidated total	$247	$16	$141	$12	$471	$6

	Year ended March 31,
	2004			2005			2006
			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$83,391	$14,285	$2,992	$94,707	$15,232	$3,550	$89,622	$6,156	$3,844
Electronic products	29,182	5,162	949	36,072	1,479	968	33,796	555	993
Metallic parts	5,083	414	460	8,628	292	452	6,768	230	462

Segment totals	$117,656	$19,861	$4,401	$139,407	$17,003	$4,970	$130,186	$6,941	$5,299
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(4,600)	—	—	(2,909)	—	—	(226)	—	—
Goodwill not allocated to segments	478	—	—	478	—	—	710	—	—

Consolidated totals	$113,534	$19,861	$4,401	$136,976	$17,003	$4,970	$130,670	$6,941	$5,299

17. Segment Information — Continued
     The Company’s sales are coordinated through the Hong Kong or Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2004	2005	2006

Net sales
China	$50,095	$56,311	$43,220
United States of America	37,359	50,837	56,514
Hong Kong	2,186	1,001	3,409
Europe	5,778	13,733	8,098
Others	1,777	3,708	4,035

Total net sales	$97,195	$125,590	$115,276

     The location of the Company’s identifiable assets is as follows:

	March 31,
	2004	2005	2006

Hong Kong and Macau	$43,660	$49,626	$41,933
China	69,396	86,872	88,027

Total identifiable assets	$113,056	$136,498	$129,960
Goodwill	478	478	710

Total assets	$113,534	$136,976	$130,670

ITEM 19. EXHIBITS
     The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended through March 7, 1995) (incorporated by reference to Exhibit 3.1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on June 19, 1995).

1.2	Amendment to Memorandum and Articles of Association filed with BVI Registry of Companies on July 19, 1995 (incorporated by reference to Exhibit 1.2 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

1.3	Notice of amendment of Memorandum and Articles of Association, with Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.3 to Deswell’s Form 8A/A (Amendment No. 1) filed with the SEC on August 14, 2002).

1.4	Notice of amendment of Memorandum and Articles of Association (“Amendment No. 2”), with Notice of Increase in Authorised Capital and Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.4 to Deswell’s Form 8A/A (Amendment No. 2) filed with the SEC on August 14, 2002)

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	Facility letter dated April 13, 2005 between The Hongkong & Shanghai Banking Corporation Limited, Macao Branch (“HSBC”) and Jetcrown Industrial (Macao Commercial Offshore Limited (“JIMCO”) (incorporated by reference to Exhibit 4.1 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2005 filed with the SEC on July 8, 2005).

4.2	Tenancy Agreement dated April 29, 2005 between Shekou Yu Yi Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st and 2nd Floor, Block A, Wing Village Industrial Estate, Shekou, Shenzhen (incorporated by reference to Exhibit 4.3 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2005 filed with the SEC on July 8, 2005).

4.3	Tenancy Agreement dated February 27, 2006 between Shekou Yu Yee Shareholding Co. Ltd. and Jetcrown Industrial (Shenzhen) Limited for the 1st Floor, Block F, Wing Village Industrial Estate, Shekou, Shenzhen.

4.4	Tenancy Agreement dated March 30, 2006 between Shenzhen Shekou Real Property Company (Lessor) and Jetcrown Industrial (Shenzhen) Limited (Lessee) for 1/F-7/F, Block 13, Nanshui Siu Village, Room 201, 202, 204, 206, 409 of Block B9, NanShui Siu Village, Shekou, Shenzhen.

4.5	Stock Purchase Agreement between the Company and Microwpower Enterprises Ltd. dated April 20, 2005 (incorporated by reference to Exhibit 4.6 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2005 filed with the SEC on July 8, 2005).

4.6	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.7	2003 Stock Option Plan of Deswell Industries, Inc., as amended August 1, 2005 (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on August 29, 2005).

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 16 of this report)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)

Exhibit No.	Description
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO International to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: July 14, 2006
	By:	/s/ Richard Lau Richard Lau
Chairman of the Board and
Chief Executive Office