Form 20-F
period 2007-03-31
DESWELL INDUSTRIES INC
filed 2007-08-01
CIK 946936

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended: March 31, 2007
Commission File Number: 0-26448

DESWELL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, no par value
Securities registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: per share NONE
As of March 31, 2007, there were 15,038,730 common shares of the registrant outstanding.
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
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

INTRODUCTION
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
     Except where the context otherwise requires and for purposes of this Annual Report only:
•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China,

•	all references to “renminbi,” “RMB” or yuan are to the legal currency of China, of which yuan is the base unit;

•	all references to “HK dollars” or “HK$” are to the legal currency of Hong Kong.

•	all references to “U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States.
FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Report of Independent Registered Public Accounting Firm” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the U.S. dollar, and the functional currency of the Company’s subsidiaries are Hong Kong dollar and Chinese RMB.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2007, and the balance sheet data as of March 31, 2006 and 2007 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2003 and 2004, and the balance sheet data as of March 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements, which are not included in this Report.

Selected Financial Data (1)

	(in thousands except per share data)
Income Statement Data:	Year ended March 31,
	2003	2004	2005	2006	2007
Net sales	$90,905	$97,195	$125,590	$115,276	$136,779
Cost of sales	61,006	66,105	92,072	89,850	105,506

Gross profit	29,899	31,090	33,518	25,426	31,273
Selling, general and administrative expenses	15,354	14,718	15,759	15,052	18,957
Other income (expenses), net	496	90	(106)	(823)	1,376

Operating income (4)	15,041	16,462	17,653	9,551	13,692
Interest expense	(6)	(16)	(12)	(6)	—
Non-operating income (expenses), net	322	820	448	447	547

Income before income taxes	15,357	17,266	18,089	9,992	14,239
Income taxes	3,826	589	576	(27)	1,239

Income before minority interests	11,531	16,677	17,513	10,019	13,000
Minority interests	1,288	1,957	2,330	1,240	833

Net income	$10,243	$14,720	$15,183	$8,779	$12,167
Basic earnings per share (2)(3)	$0.79	$1.08	$1.04	$0.59	$0.81
Average number of shares outstanding—basic (2)(3)	13,008	13,664	14,656	14,908	14,956
Diluted earnings per share (3)	$0.77	$1.04	$1.02	$0.59	$0.81
Average number of shares outstanding—diluted (2)(3)	13,278	14,160	14,933	14,936	15,048

Statistical Data:
Gross margin	32.9%	32.0%	26.7%	22.1%	22.9%
Operating margin (4)	16.5%	16.9%	14.1%	8.3%	10.0%
Dividends per share (3)	$0.51	$0.63	$0.65	$0.63	$0.65

Balance Sheet Data:	At March 31,
	2003	2004	2005	2006	2007
Working capital	$58,223	$52,876	$57,576	$55,114	$58,672
Total assets	106,172	113,534	136,976	130,670	141,210
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	—	—
Shareholders’ equity	81,846	89,730	104,767	106,768	111,655

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock splits effected in July 2002 and March 2005 (see Note 12 of Notes to Consolidated Financial Statements).

(4)	Other operating income (expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figures for the years ended March 31, 2003 to 2006 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income the years ended March 31, 2003 to 2006.

Risk Factors
     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this “safe harbor”, we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the following cautionary statements:
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
     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2007, we maintained fire, casualty and theft insurance aggregating approximately $59,151,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, or other act of God or cause. We do not maintain any business interruption insurance.

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
We are subject to the risk of increased income and other taxes in China.
     Deswell has enjoyed preferential tax concessions in the PRC as a high-tech enterprise and has benefited from favorable overall effective income tax rates of 3.2%, 0.27% and 8.7 % for the years ended March 31, 2005, 2006 and 2007, respectively.
     In March 2007, China enacted the PRC Enterprise Income Tax Law, or EIT Law, under which, effective January 1, 2008, China will adopt a uniform income tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and cancel several tax incentives enjoyed previously by foreign-invested enterprises such as Deswell. However, for foreign-invested enterprises like Deswell that were established before the promulgation of the EIT Law, a five-year transition period is provided during which reduced income tax rates will apply but gradually be phased out. Since the PRC government has not announced implementation measures for the transitional policy concerning such preferential tax rates, we cannot at this time reasonably estimate the financial impact of the new tax law on Deswell or to us at this time.
     The EIT Law further includes provisions relating to withholding on interest, royalties, dividends or other passive income, including dividend payments from companies in the PRC like Deswell.
     We are in the process of analyzing EIT Law to determine, and whether by, and the feasibility of, changing Deswell’s corporate structure, we can reduce the impact of the new PRC enterprise tax law. However, there may be no solution, and if there is one, it may be short-lived. It currently appears that the EIT Law and its associated new income tax rates and withholding provisions will reduce Deswell’s after-tax net income for distribution to us from our China subsidiaries.
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
     While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for increasing amounts of our global sales, culminating with our year ended March 31, 2007, when, for the first time, the United States became the largest geographic market for our products.

Changes in currency rates involving the Hong Kong dollar could increase our expenses or cause economic or political problems affecting our business. Changes in currency rates involving the RMB implemented in July 2005 increased our expenses in the year ended March 31, 2007.
     Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.78 to each United States dollar and has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollars to the U.S. dollars. For approximately three years prior to July 2005, the exchange rate between the Chinese currency, the renminbi, and the U.S. dollars varied by less than one-tenth of one percent. However, on July 21, 2005, the People’s Bank of China adjusted the exchange rate of U.S. dollars to RMB from 1:8.27 to 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollar. As a result, and in addition to increases in our plastic resin and labor costs, our operating costs increased from levels in 2005 and 2006. Since we were not able to pass most of these cost increases on to our customers by increasing sales prices of our products, our gross margins, operating income and net income were adversely affected in the year ended March 31, 2007. If the Chinese government allows a further and significant RMB appreciation, and there are indications that the Chinese government has accelerated the RMB’s appreciation to the dollar with it reaching 7.5712:1 on July 20, 2007, our operating costs could further increase and could further adversely affect our financial results.
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
     The Company carries out all of its manufacturing operations in Southern China, where it has been able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. Historically, there has been an abundance of labor in southern China, but factories in southern China are facing a labor shortage as migrant workers seek better wages and working conditions elsewhere. In an effort to counter this trend, minimum wages for workers in Southern China were increased during the year ended March 31, 2007, adversely impacting our gross margins, operating income and net income. If this trend continues, the Company’s operations could again be adversely affected. Independent of any regional increases imposed by the government on minimum wages, the Company’s business could also be adversely affected by, for example, having insufficient workers to permit the Company from manufacturing at peak capacity or forcing the Company to increase wages in order to recruit from a smaller pool of available workers. This could result in lower revenues and/or increased manufacturing costs, which would adversely affect gross margins, operating income and net income.
We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us.
     Historically, a substantial percentage of our sales have been to a small number of customers. Our four largest customers during the year ended March 31, 2007 were Digidesign Inc., VTech Telecommunication Ltd., Peavey Electronics Corp. and Line 6 Manufacturing. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2007 and accounted for an aggregate of 51.0%, 48.3% and 51.5%, respectively, of our total net sales during the years ended March 31, 2005, 2006 and 2007, respectively. Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. The loss of any one of our largest customers or a substantial reduction in orders from any of them would adversely impact our sales and decrease our net income or cause us to incur losses unless and until we were able to replace the customer or order with one or more of comparable size. In addition, a substantial portion of our sales is made on credit and our results of operations would be adversely affected if a major customer were unable to pay for our products or services.
We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.
     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2005, 2006 and 2007:

	Year ended March 31,
	2005	2006	2007
Resins cost as a % of plastic products sold	58%	53%	52%
Resins cost as a % of total cost of goods sold	24%	21%	20%
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
We have no written agreements with suppliers to obtain components and our profit margins and net income could suffer from an increase in component prices.
     We have no written agreements with our component suppliers and for certain customers, we are responsible for purchasing components used in manufacturing their products. This could result in our bearing the risk of component price increases because we may unable to procure the required materials at a price level necessary to generate anticipated margins. Accordingly, our financial performance could be materially or adversely affected by any increase in component prices.
We are facing increasing competition, which has had an adverse effect on our gross profit margins.
     Over the last several years, we have been forced to lower our prices as a result of increasing competition in our market segments, resulting in lower gross profit margins. The following tables shows our gross margins for each of our last four fiscal years and percentage decline from the previous fiscal year for each of last three fiscal years:

							March 31
	Year ended March 31, 2007		Year ended March 31, 2006		Year ended March 31, 2005		2004
		Percentage		Percentage		Percentage
		increase from		decline from		decline from
	Percent	previous year	Percent	previous year	Percent	previous year	Percent
Gross margin	22.9%	3.6%	22.1%	(17.2)%	26.7%	(16.6)%	32.0%
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
     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa, Malaysia and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2007, approximately 70.3% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in China, the United States, Europe and Hong Kong. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:
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
     We depend to a large extent on the abilities and continued participation of
•	Richard Lau, our former Chief Executive Officer, who retired from this post in January 2007 , and remains Chairman of our Board of Directors;

•	Franki S.F. Tse, our Chief Executive Officer, who in February 2007 succeeded Richard Lau, who remains Chairman of our Board of Directors;

•	C. P. Li, our Executive Director, General Manager in charge of manufacturing and administrative operations for plastic products;

•	C. W. Leung, Executive Director of Engineering in charge of the mold division and engineering for our plastic manufacturing operations;

•	S. K. Lee, our Director of Administration and Marketing and General Manager in charge of administrative and marketing operations for electronic and metallic products; and

•	M. C. Tam, our Director of Engineering and Manufacturing, in charge of manufacturing and operations for electronic and metallic products.
     Mr. Richard Lau, who retired as our Chief Executive Officer in February 2007, and Messrs. Li and Leung founded our company and have each played integral roles in the management, growth and development of our company in general and our plastic injection molding business in particular. They have developed and maintain relationships with several of our key customers in our plastic injection molding business. Mr. S. K. Lee and Mr. M. C. Tam founded our electronic products manufacturing business and have developed and continue to manage it since we acquired control of the business from them. We have no employment contracts with Messrs. Li, Leung, Lee and Tam and their loss would require us to find executives suitable to replace them, which could be difficult and disruptive to our business. Customers with whom they have relationships may cease to deal with us or choose to use a competitor for a greater portion of their business, resulting in our loss of sales.
Compliance with current and future environmental regulations may be costly which could impact our future earnings. Our results could be adversely affected if we have to comply with new environmental regulations.
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
     In addition, we could face significant costs and liabilities in connection with product take-back legislation, which enables customers to return a product at the end of its useful life and charge us with financial and other responsibility for environmentally safe collection, recycling, treatment and disposal. We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our electronic products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive (RoHS). The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU countries have required their suppliers to be compliant with the new directive. Many of these customers in our electronic division have adopted this approach and have required our full compliance. Though we have devoted a significant amount of resources and effort planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such event, we could experience the loss of revenue, damaged reputation, diversion of resources, monetary penalties, and legal action. Other environmental regulations may require us to reengineer our products to utilize components that are more environmentally compatible. Such reengineering and component substitution may result in additional costs to us. Although we currently do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us. Power shortages in China could affect our business.
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
     Our senior management as a group, each of whom are also members and constitute a majority of our board of directors, and our Chairman of the Board, directly or indirectly through an affiliated company beneficially own approximately 28.2 % our shares at June 30, 2007. As a result, acting together they may be able to control, and they can substantially influence, the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.
Compliance with the first phase of Section 404 of the Sarbanes-Oxley Act of 2002 has increased our general and administrative expenses; if we do not receive an unqualified opinion on the adequacy of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.
     As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control structure and procedures over financial reporting in their annual reports on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control structure and procedures over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F for the year ended March 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.
     Our management’s assessment of the effectiveness of Deswell’s internal controls over financial reporting appears in Item 15 of this Annual Report. However, this Annual Report does not include an attestation report of Deswell’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission (“SEC”) that permit us to provide only management’s report in this annual report. Under the SEC’s current rules, beginning with our Annual Report for the year ended March 31, 2008, we will be required to have our public accounting firm that audits the company’s financial statements attest to and report on our management’s assessment of the effectiveness of the company’s internal control structure and procedures over financial reporting. If our independent auditors interpret Section 404 requirements and the related rules and regulations differently from us or if our independent auditors are not satisfied with our internal control structure and procedures over financial reporting or with the level at which it is documented, operated or reviewed, they may decline to attest to management’s assessment or issue a qualified report. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our shares to decline.
Legislative actions and potential new accounting pronouncements are likely to impact our future financial position and results of operations and in the case of FASB’s new pronouncement regarding the expensing of stock options will adversely impact our financial results.
     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. These regulatory changes and other legislative initiatives have increased general and administrative costs. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock options will require us to record charges to earnings for stock option grants to employees and directors and will adversely affect our financial results after we implement the new pronouncement. As required, we implemented the new pronouncement effective on April 1, 2006 and the impact of that implementation has been reflected in our financial results beginning with for the first quarter of 2007, i.e., the quarter ended June 30, 2006
Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.
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
     In addition, because we are a foreign private issuer, certain of the corporate governance standards of The Nasdaq Stock Market that are applied to domestic companies having securities included on The Nasdaq Stock Market are not applicable to us. For example, as a foreign private issuer organized under the law of the British Virgin Islands, we may follow our home company practice in lieu of some of the provisions of NASDAQ’s Marketplace Rule 4350. Accordingly, as the law of the British Virgin Islands does not prohibit us from doing so and since our practices are in compliance with our Memorandum and Articles of Association, we follow our home company practices with respect to the following Nasdaq Market Place rules:
•	Rule 4350(c)(1): A majority of our Board of Directors are not “independent” directors within the definition of “independent director” in Nasdaq Marketplace Rule 4200(a)(15);

•	Rule 4350(c)(2): Our independent directors do not meet in executive session;

•	Rule 4350(c)(3): Our board does not have a compensation committee;

•	Rule 4350(c)(4): Nominees for appointment as our directors are not selected or recommended by (i) a majority of our independent directors, or a nominating committee composed solely of independent directors.
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

ITEM 4. INFORMATION ON THE COMPANY
History and Development of Deswell
     The Company was incorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s registered agent in the British Virgin Islands is HWR Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 28322096 and its facsimile number is (853) 28323265.
     Deswell developed from the initial incorporation of Jetcrown Industrial Limited (“JIL”), a Hong Kong limited liability company, in February 1987. Richard Lau, C. P. Li and C. W. Leung founded JIL to manufacture injection-molded plastic parts for OEMs and contract manufacturers. JIL is the ultimate predecessor of the Company as restructured in March 1994. In January 1990, Jetcrown Industrial (Shenzhen) Limited, a limited liability China foreign operation (“Jetcrown Shenzhen”), was organized to conduct the Company’s manufacturing operations in China and JIL’s manufacturing operations were relocated to China in 1990. Marcon Enterprises Limited, a British Virgin Islands International Business Company (“Marcon”), was organized in July 1991 to hold the beneficial ownership of Jetcrown Shenzhen and to supervise the latter’s manufacturing operations. Marcon has been dormant since April 2003 and was sold to a third party in October 2003. Richtex Services Limited (“Richtex”), a Hong Kong limited liability company, was organized in November 1991 to serve as Marcon’s local agent and to discharge Marcon’s duties to supervise the manufacturing operations of Jetcrown Shenzhen. Richtex was deregistered from the Companies Registry in March 2004. JIL has been dormant since January 2004. Jetcrown Shenzhen has been dormant since January 2007. Since then, the Company’s plastic manufacturing operations in China have been conducted primarily by Jetcrown Dongguan.
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
     The Company’s incorporation in the British Virgin Islands in December 1993 was part of a restructuring in which Deswell Industries, Inc. was organized to become the ultimate parent holding company of the companies engaged in actual business operations and to spin off to Messrs. Lau, Li and Leung other companies that hold real estate in Hong Kong. This restructuring, which was completed in March 1994, involved the following steps. First, on December 13, 1993, the Company (i) allotted a total of 2,539 common shares to provide the initial capital of the Company and (ii) acquired the entire issued share capital of Leesha Holdings Limited, the former ultimate parent company, in exchange for which it issued a total of 3,387,304 common shares. These shares were issued in equal portions to Messrs. Lau, Li and Leung, the former shareholders of Leesha Holdings Limited. Second, on March 22, 1994, the Company acquired the entire issued share capitals of JIL, Marcon (including its interest in Jetcrown Shenzhen) and Richtex from Leesha Enterprises Limited, a wholly owned subsidiary of Leesha Holdings Limited and a second-tier holding company, in exchange for which the Company issued an aggregate of 7,618 common shares in equal proportions to Messrs. Lau, Li and Leung. Third, also on March 22, 1994, the Company acquired Leesha Enterprises Limited’s 50.00005 percent interest in Kwanasia in exchange for the issue of 2,539 common shares in the Company in equal proportions to Messrs. Lau, Li and Leung and the assignment of a debt due to JIL of approximately $465,000 relating to the original purchase of Kwanasia. Finally, on March 22, 1994, the Company made a distribution in specie of the entire share capital of Leesha Holdings Limited to Messrs. Lau, Li and Leung.
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
     In June 2000, the Company organized Jetcrown Industrial Sdn. Bhd. (“JISB”), a limited liability Malaysian Company, to establish a representative office in Dongguan, China to handle our overseas plastic injection product sales. On May 22, 2001, the Company’s representative office successfully obtained a registration certificate to allow it to do business from the Chinese Government and it commenced business in August 2001. The representative office was deregistered with the Chinese Government in January 2004 and JISB has been dormant since December 2003. The Company has applied for strike off from the Company Register with the Companies Commission of Malaysia in June 2006 and the approval is now in process.
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
     In October 2003, Deswell organized Ideatop Holdings Limited (“Ideatop”), a British Virgin Islands International Business Company to hold the beneficial ownership of Jetcrown Shenzhen. The registration of Ideatop with the Chinese Government was approved in December 2003. In September 2004, Ideatop reinvested retained earnings of $1,800,000 from Jetcrown Shenzhen to Jetcrown Dongguan, a sister subsidiary. At the same time, Ideatop also invested an additional cash capital of $1,800,000 in Jetcrown Dongguan, making its total investment holdings in Jetcrown Dongguan to approximately 26.1%. As a result, Blue Collar’s holdings in Jetcrown Dongguan were reduced from 100% to approximately 73.9%.
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
Organizational Structure
     The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2007.
[Organizational structure on next page]

Capital Expenditures
     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2007 include the following:

	2005	2006	2007
Purchase of property, plant and equipment	$17,003,000	$6,940,000	$7,812,000
Proceeds from the sale of property, plant and equipment	36,000	50,000	3,232,000
     Principal capital expenditures made and currently in progress relate to improvements we are constructing and have constructed on the land we purchased in Dongguan, China to build a new factory. The construction of our new Dongguan factory and dormitories is planned to occur in three to four phases. The pace of construction depends on our financial situation and future operating results.
     Through March 31, 2007, Deswell spent an aggregate of approximately $8.0 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 466,000 square feet of factory space, an approximately 91,000 square foot amenity center and approximately 116,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003 with the interior build-out finished in June 2003. After installation of machinery and final touch up, Phase I of the new factory became operational at the end of November 2003. During the same period, approximately $19.9 million were used to expand the Company’s injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and $7.4 million were used to acquire and install furniture and fixtures for operations.
     Following completion of space built through Phase I, we spent an aggregate of approximately $7.3 million for the second phase of construction, which comprises two additional factory building units covering approximately 227,000 square feet and three additional dormitory units of approximately 216,000 square feet. During the same period, we spent approximately $4.7 million to expand our injection molding and tool-making capacity through the purchase of additional injection molding and tooling machinery and spent approximately $2.1 million to acquire and install furniture and fixtures for operations.
     Phase III of construction, with a planned investment of $10 million, of which we spent an aggregate of $6.9 million through March 31, 2007, will consist of an estimated 133,000 square foot office building, an estimated 377,000 square feet of additional factory space and one additional dormitory unit of approximately 120,000 square feet. During the same period, we spent approximately $1.6 million to acquire and install furniture and fixtures for operation.
     Phase IV of construction, to consist of planned additional two dormitory units and two other buildings, is planned for the long-term, is pending for construction to begin , as resources become available and further capacity is needed.
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
•	cases and key tops for personal organizers and remote controls;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	grips and rods for fishing tackle;

•	toner cartridges and cases for photocopy and printer machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	double injection caps and baby products;

•	laser key caps; and

•	automobile components.
     Electronic products manufactured by the Company include
•	complex printed circuit board assemblies using surface mount (“SMT”), ball grip assembly (“BGA”) and pin-through-hole (“PTH”) interconnection technologies and

•	finished products which include business communication products such as digital phone systems, or digital keysets and voice over IP, or VoIP, phones, and

•	sophisticated professional audio equipment including digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers, etc.
     Metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, etc.
     As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, this advantage has been difficult to maintain as a result of increased competition and increased production overheads during the years ended March 31, 2005, 2006 and 2007.
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
Operations
Plastic Injection Molding
     Plastic injection molding manufacturing accounted for 47.5%, 41.9% and 43.5 % of the Company’s total sales during the years ended March 31, 2005, 2006 and 2007, respectively. At March 31, 2007, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China. The factory space of approximately 113,000 square feet located in Shekou, Shenzhen, China, which Deswell formerly used for contract manufacturing, was being used for clerical and offices operations at March 31, 2007 and Deswell currently intends to sell its land lease on this property.
     The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.
     Mold design and production.
     The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 25 to 75 days , depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2007, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process. Deswell is continually adding equipment to expand its mold making and injection molding capabilities.
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
     During the year ended March 31, 2007, the Company acquired machines and equipment costing approximately $2.2 million, including 83 sets of injection molding machines with clamping force of 86 tons to 1,300 tons; replacing 69 sets of old injection machines, two sets of old EDMs and three sets of old NC milling machines.
     Molds produced by the Company generally weigh from 110 to 17,600 pounds and generally cost between $2,000 and $200,000.
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
     During the year ended March 31, 2007, the Company made on average about 50 to 100 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.
     Plastic Injection.
     During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers, below.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2007, the Company had 397 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 88 to 268 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.
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
     Finishing
     After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.
Electronic Products and Assemblies
     In an aggregate of approximately 223,000 square feet of factory space at March 31, 2007 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2005, 2006 and 2007, manufacturing of electronic products accounted for approximately 48.1%, 54.5% and 53.4%, respectively, of the Company’s total sales. During the same periods, manufacturing of finished products accounted for 99%, 99% and 99%, respectively, of electronic product sales and assembling of printed circuit boards accounted for the balance of such sales during those periods.
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

Metal Parts Manufacturing
     In an aggregate of approximately 111,000 square feet of factory space at March 31, 2007 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 4.4%, 2.1% and 1.9% of Deswell’s total sales during the years ended March 31, 2005, 2006 and 2007, respectively.
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
     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2005, 2006 and 2007.
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
     In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. ISO 14000 is a series of international standards on environmental management, ISO 14001 is the most well known of these standards and is often seen as the corner stone standard of the ISO 14000 series. In January 2006, the Company’s electronic and metallic manufacturing plant also obtained ISO 14001 certification.
     The Company was working toward having its plastic injection manufacturing plant to obtain QS 9000 Certification but before completing that process elected to seek ISO/TS 16949 Certification. ISO/TS 16949 is an ISO Technical Specification. This specification aligns existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2000, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications. Deswell obtained ISO/TS 16949 Certification in July 2006.
Raw Materials, Component Parts and Suppliers
     Plastic Resins.
     The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene). The following table shows Deswell’s average cost of ABS as a percentage of the total cost of plastic products sold and as a percentage of total cost of goods sold during its last three fiscal years.

	Year ended March 31, 2007
Average cost of ABS as a percentage of the total cost of	2005	2006	2007
Plastic products sold	58%	53%	51%
Goods sold	24%	21%	20%
     Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains its plastic resins from suppliers in Hong Kong, Japan and Taiwan and normally maintains a three to four month inventory supply.
     The Company used in excess of 13,406,000 pounds of plastic resins during the year ended March 31, 2007. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.
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
     Component Parts and Supplies
     The Company purchases over 500 different component parts from more than 450 suppliers and is not dependent upon any single supplier for any essential component. The Company purchases from suppliers in Japan, Taiwan, Korea, Hong Kong and elsewhere. At various times there have been shortages of parts in the electronics industry, and certain components, including PCBs and semiconductors, have been subject to limited allocations. Although shortages of parts and allocations have not had a material adverse effect on the Company’s results of operations, there can be no assurance that any future shortages or allocations would not have such an effect.
     Raw Metal
     The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2005, 2006 and 2007. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.
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
Customers and Marketing
     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in the United States, Asia (Hong Kong, Japan and China) and Europe (Germany, United Kingdom, France and Italy). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 17 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2005, 2006 and 2007. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2005, 2006 and 2007:

	Year ended March 31,
Geographic Areas	2005	2006	2007
United States	40.5%	49.0%	42.4%
China	44.8	37.5	39.2
Europe	10.9	7.0	11.2
Hong Kong	0.8	3.0	3.4
Others	3.0	3.5	3.8

Total	100.0%	100.0%	100.0%

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
Major Customers
     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2007 the products purchased and the percentage of total Company net sales accounted for by such customers during the years ended March 31, 2005, 2006 and 2007.

		Year ended March 31,
Customer	Product	2005	2006	2007
Line 6 Manufacturing	Professional audio equipment	14.9%	14.5%	15.1%
Digidesign, Inc.	Professional audio equipment	19.1	17.4	13.3
Vtech Telecommunications Limited	Plastic component	12.1	*	12.7
Peavey Electronics Corp.	Professional audio equipment	*	*	10.4

*	Less than 10%
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
     The Company’s sales transactions with all of its customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the Company has no written agreements with its customers. Sales of plastic parts, electronic products and metallic products are primarily made on credit terms, with payment in United States dollars or Hong Kong dollars expected within 30 to 90 days of shipment. In certain cases, primarily new customers of electronic products, sales are supported by letters of credit and are payable in United States dollars. To date, the Company has not experienced any significant difficulty in collecting accounts receivable on credit sales. Management communicates regularly with credit sale customers and closely monitors the status of payment and in this way believes it has kept the default rate low. Additionally, plastic parts deliveries are made in several installments over a lengthy period of time, which permits the Company to withhold delivery in the event of any delinquency in payment for past shipments. While the Company has not experienced any difficulty in being paid by its major customers, there can be no assurance that the Company’s favorable collection experience will continue in every case or at all. The Company could be adversely affected if a major customer were unable to pay for the Company’s products or services.
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
     Hong Kong
     The Company has sold its previously owned property of Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong to an unaffiliated party for proceeds of $1,350,000 in March 2007.
     Southern China
     In October 2000, the Company acquired under sale and purchase agreement with third party an aggregate of approximately 112,900 square feet of manufacturing space at Block G, Wing Village Industrial Estate, Shekou, Shenzhen, China which was previously leased by the Company for the use of its plastic injection molding operations. Deswell paid approximately $1,461,000 to acquire this property. At March 31, 2007 the Company had closed this manufacturing facility and now holds it for sale.
     In January 2000, the Company acquired under sale and purchase agreement with the local government party an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. As at March 31, 2007, there were built and operational 1,070,000 square feet of factory space, 91,000 square feet of amenity space, 133,000 square feet of office building and 470,000 square feet of dormitory space. Deswell now uses this facility for its plastic manufacturing operations.
     The Company leases space at various locations near its plastics manufacturing factories in Dongguan that it uses as dormitories for factory staff. Management estimates that the space leased for dormitories approximated 1,200 square feet and 5,600 square feet at March 31, 2007 in Shekou and Dongguan, respectively. The facilities are leased for periods of six months to one year, expiring November 2007. The aggregate monthly rental is approximately $1,600. During the period from July 2006 to March 2007, Deswell sold its previously owned dormitory apartments to unaffiliated parties for an aggregate proceeds of $795,000.
     In July 2003, the Company completed the acquisition with a third party an aggregate of approximately 244,000 square feet of land and approximately 420,000 square feet of buildings, including six blocks of dormitory buildings, a canteen, a factory building, a car park and a guard room, at Cheung On, Dongguan, China, which was previously named Kwan Hong Building. The land use period is for 50 years from February 1, 2003 to January 31, 2053. The Company paid approximately $4,186,000 to acquire this property and uses the facilities for its electronic products manufacturing operations.
     At March 31, 2007, the Company leased approximately 69,400 square feet of manufacturing space in Kwanta Building, Cheung On, Dongguan, China for its contract metal manufacturing operations. These premises are leased from third party expired in May 2007 and is in the process of being renewed. The aggregate monthly rental is approximately $8,600.
     In addition, the Company leases approximately 36,500 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, Shenzhen, which are used as staff quarters. The facilities are leased from third parties for periods of one to two years and expire from April 2007 to November 2008. The aggregate monthly rental is approximately $8,600.
     Management believes that Deswell will be able to renew each of the leases described above as it expires for periods comparable to the current term or find alternative space as needed.
     The Company believes that its existing offices and manufacturing space, and manufacturing space in close proximity to its existing facilities, which management believes will be available as needed for limited expansion, will be adequate for the operation of its business for at least the next two years.
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
     The Company’s earnings have benefited from favorable overall effective income tax rates of 3.2%, -0.27% and 8.7 % for the years ended March 31, 2005, 2006 and 2007, respectively. The Company is subject to Hong Kong income tax on its income arising in, or derived from, Hong Kong. For information regarding Chinese governmental economic, fiscal, monetary or political policies or factors have affected or could materially affect Deswell’s operations and investments, please see “Item 3. Key Information – Risk Factors – We Face Numerous Risks as a Result of Our Operations in China And Hong Kong.”
     With the enactment of new PRC Enterprise Tax effective January 1, 2008, the Company expects the benefits it previously it enjoyed from a low overall effective income tax rate, such as receiving tax refunds as a result of its reinvestment of profits in certain of its subsidiaries in China, will be gradually reduced or phased out. Such as, the cancellation of tax refunds by reinvesting profits of certain of our subsidiaries in China under the new PRC Enterprise Tax which Deswell had previously obtained. For information on our income taxes, rates and concessions with respect to our Chinese operations, see Note 10 of Notes to Financial Statements. See “Uncertain applications of Chinese tax laws could subject us to greater taxes in China” included under “We face numerous risks as a result of our operations in China and Hong Kong” in Item 3. Key Information – “Risk Factors.”
     Deswell’s material operations are generally organized in two segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic and metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2007.

	Year ended March 31, 2005			Year ended March 31, 2006			Year ended March 31, 2007
	Plastic			Plastic			Plastic
	Injection-	Electronic		Injection-	Electronic		Injection-	Electronic
	Molding	& Metallic		Molding	& Metallic		Molding	& Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	65.2	80.6	73.3	72.5	81.9	77.9	68.1	84.1	77.1

Gross profit	34.8	19.4	26.7	27.5	18.1	22.1	31.9	15.9	22.9
Selling, general and administrative expenses	16.6	8.9	12.5	17.7	9.7	13.1	17.4	11.2	13.9
Other income, net	—	(0.1)	(0.1)	(1.4)	(0.3)	(0.7)	2.5	(0.1)	1.0

Operating income	18.2	10.3	14.1	8.5	8.1	8.3	17.0	4.6	10.0
Interest expense	—	—	—	—	—	—	—	—	—
Non-operating income, net	0.2	0.5	0.4	0.8	—	0.4	0.8	0.1	0.4

Income before income taxes and minority interst	18.4	10.8	14.4	9.4	8.2	8.7	17.8	4.8	10.4
Income taxes	0.3	0.6	0.5	(0.6)	0.4	(0.0)	1.8	0.2	0.9

Income before minority interests	18.1	10.2	13.9	10.0	7.8	8.7	15.9	4.6	9.5
Minority interests	0.7	2.9	1.9	—	1.9	1.1	—	1.1	0.6

Net income	17.4%	7.3%	12.1%	10.0%	5.9%	7.6%	15.9%	3.5%	8.9%

Year ended March 31, 2007 Compared to Year Ended March 31, 2006
     Net Sales – Deswell’s net sales for the year ended March 31, 2007 were $136,779,000, an increase of $21,503,000 or 18.7% as compared to year ended March 31, 2006. Sales to Line 6 Manufacturing (“Line 6”), Digidesign Inc. (“Digidesign”), VTech Telecommunications Limited (“VTech”), Peavey Electronics Coop. (“Peavey”), the Company’s four largest customers during the year ended March 31, 2007, represented approximately 51.5% of net sales for the year. See Item 4 “Information on the Company – Major Customers”.
     The increase in total sales was mainly related to the increase in sales at our plastic segment and electronics and metallic segment of $11,161,000 and $10,342,000 respectively. This represented increases of 23.1% and 15.4% respectively, as compared with the net sales from these segments in fiscal 2006.
     Revenue from our plastics segment during fiscal 2007 amounted to $59,737,000, including $150,000 of intersegment revenue, as compared to revenue in this segment during fiscal 2006 of $50,581,000, including $1,152,000 of intersegment revenue. The revenue increase in our plastic segment was primarily a result of the increase in orders from a telecommunications customer of $7,991,000 and from other existing customers of $3,988,000 over the corresponding period in the prior year; and from orders from new customers during fiscal 2007 of $9,125,000. Together the aggregate of these increases and additions from new customers offset the decrease in orders from existing customers of $9,943,000. Accordingly, the net increase resulted from a change in customer mix as compared with fiscal 2006.
     Revenue from our electronic and metallic segment during fiscal 2007 amounted to $83,280,000, including $2,969,000 of intersegment sales of electronic products as compared to revenue in this segment during fiscal 2006 of $70,851,000, including $1,926,000 of intersegment sales of electronic products. The revenue increase in our electronic and metallic segment was principally caused by an increase in orders for electronic products from both existing and new customers of $11,262,000 and $2,185,000, respectively, offsetting the decrease in orders from existing customers of $2,462,000 in electronic sales, $638,000 in metallic sales and $5,000 in distribution sales respectively. The net increase was the result of a change in products and customer mix during fiscal 2007 as compared with fiscal 2006. The increase in OEM product sales was mainly from sales of professional audio equipment products.
     Gross Profit - The gross profit for the year ended March 31, 2007 was $31,273,000, representing a gross profit margin of 22.9%. This compares with the overall gross profit and gross profit margin of $25,426,000 or 22.1% for the year ended March 31, 2006.
     Gross profit in the plastics segment increased by $5,647,000, to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007 compared to $13,290,000 or 27.5% of net sales, for the year ended March 31, 2006. The improved gross margin was mainly attributed to a change in customer and product mix where lower margin assembly sales decreased by approximately 36% and higher margin orders increased during the year as compared with prior year; and our continued tight control of factory overhead; despite the 40.5% increase in labor cost as a result of the approximately $1,005,000 in severance expenses paid upon the closure of our Shenzhen plastic plant during the year ended March 31, 2007 and an average 14% increase in labor rate as compared with fiscal 2006.
     Gross profit in the electronic and metallic segment increased by $200,000 to $12,336,000, or 15.9% of net sales, for the year ended March 31, 2007 compared to $12,136,000 or 18.1% of net sales, for fiscal 2006. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; an approximately 32% increase in labor rates and an average of 3.8% appreciation in Chinese renminbi currency during fiscal year 2007 where most of our direct overheads and increased local material sourcing are denominated, as compared with fiscal 2006.
     Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2007 were $18,957,000, amounting to 13.9% of total net sales, as compared to $15,052,000 or 13.1% of total net sales for the year ended March 31, 2006. The SG&A expenses in the plastic segment increased by $1,795,000 or 21.1% to $10,317,000 or 17.4% of net sales, for the year ended March 31, 2007 compared to $8,522,000 or 12.7% of net sales, for the prior year. The increase was primarily related to a stock based compensation charges of $820,000, an increase in management remuneration of $402,000 and approximately $388,000 in severance expenses paid upon the closure of one of our plastic manufacturing facilities during fiscal 2007, coupled with an increase in selling expenses of $140,000 and depreciation expense of $162,000 as a result of the increase in sales activities and our investment machinery investment during the year ended March 31, 2007 as compared with last year.
     The SG&A expenses in the electronic and metallic segment increased by $2,110,000 or 32.3% to $8,640,000 or 11.2% of net sales, for the year ended March 31, 2007 compared to $6,530,000 or 9.7% of net sales for fiscal 2006. The increase was primarily related to the increase in salary expenses and staff welfare expenses of $1,265,000 and $61,000; as a result of both increase in staff rate and headcounts in various departments. Moreover, there were an increase in selling logistic expenses of $438,000 and increase in other general expense of $338,000 during the year, as a result of the increase in sales activities as compared with last year.
     Other operating income - Other operating income was $1,376,000 for the year ended March 31, 2007, an increase of $2,199,000 as compared with the other operating expenses of $823,000 for the year ended March 31, 2006.
     On a segment basis, other operating income attributable to the plastic segment increased $2,140,000 to $1,484,000 in the year ended March 31, 2007, as compared to other expenses of $656,000 for the year ended March 31, 2006. The increase was primarily attributable to an exchange transaction adjustment of $1,166,000 of a subsidiary having non-United States dollar functional currencies and a decrease in doubtful accounts receivable provision of $766,000, of which $970,000 was related to financial issues of a telecommunication customer due stemming from a failed European product launch in the year ended March 31, 2006. This, together with the gain on disposal of fixed assets of $560,000, which mainly resulted from our disposal of premises we owned that we used to house employees, upon closure of plastic manufacturing facilities during fiscal 2007, offset a $173,000 tax refund we received on our reinvestment of certain retained earnings in one of our PRC subsidiaries and the increase in other exchange loss of $163,000 as compared with the prior year in 2006.
     Other operating income attributable to the electronic & metallic segment increased $60,000, to operating expenses of $108,000 in the year ended March 31, 2007, as compared to other expenses of $168,000 for the year ended March 31, 2006. This increase was primarily due to the increase in gain on disposal of fixed assets of $128,000 and the decrease in bad debt write off of $169,000 offsetting the increase in allowance for doubtful receivables of $206,000 during the year ended March 31, 2007.
     Operating Income - Operating income was $13,692,000 for the year ended March 31, 2007, an increase of $4,141,000, or 43.3% as compared with fiscal 2006.
     On a segment basis, the operating income of plastics segment increased $5,992,000 to $10,104,000 or 17.0% of net sales, in the year ended March 31, 2007 compared to $4,112,000 or 8.5% of net sales in fiscal 2006. The increase in operating income was attributable to the increase in gross profit and other operating income offsetting the increase in SG&A expenses as described above.
     The operating income of electronics & metallic segment decreased $1,850,000 to $3,588,000 or 4.6% of net sales, in the year ended March 31, 2007 compared to $5,438,000 or 8.1% of net sales in fiscal 2006. The decrease in operating income was attributable to the increase in SG&A expenses offsetting the increase in gross profit and decrease in other operating expenses as described above.
     Income Taxes – Income tax for the year ended March 31, 2007 comprised of income tax expenses of $945,000 and realization of deferred income tax assets of $294,000, compared with income tax expenses of $267,000 and a deferred income tax credit of $294,000 in fiscal 2006.

     On a segment basis, the income tax of the plastic segment comprised of income tax expenses of $472,000, realization of deferred income tax of $294,000 and a deferred tax provision of $321,000 for the year ended March 31, 2007, as compared with income tax expenses of $8,000 and deferred income tax credit of $294,000 in fiscal 2006. The increase was primarily related to the realization of deferred income tax assets of $294,000; an under-provision of $253,000 for taxable year 2004 and 2005 and a current year provision of $197,000 as a result of the reassessment of the first taxable year from 2004 to 2002 by the PRC Tax Bureau for a plastic manufacturing subsidiary during the year and a deferred income tax provided of $321,000. The income tax expenses for the electronic & metallic segment decreased $107,000, to $152,000 for the year ended March 31, 2007. This was mainly due to the recognition of refundable income taxes of $124,000 for the year ended March 31, 2007.
     Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic & metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the Company liquidated its marketing subsidiary in which it held a 49% minority interest. The decrease in the dollar amount of minority interest to $833,000 for the year ended March 31, 2007, from $1,240,000 for fiscal 2006, represented the decrease in operating income in the electronics and metallic subsidiaries during the year.
     Net Income - Net income was $12,167,000 for the year ended March 31, 2007, an increase of $3,388,000 or 38.6%, as compared to net income of $8,779,000 for the year March 31, 2006. Net income as a percentage of net sales increased from 7.6% to 8.9% for the year ended March 31, 2007. The increase in net income was mainly the result of the increase in operating income and the decrease in minority interest offsetting the increase in income tax expenses, as described above.
     Net income for the plastic segment increased by $4,660,000 or 96.9% to $9,467,000 for the year ended March 31, 2007 compared to $4,807,000 for fiscal 2006. The increase in net income of the plastic segment was mainly the result of the increase in operating income offsetting the increase in income tax expenses, as described above.
     Net income for the electronic & metallic segment decreased by $1,271,000 or 32.0% to $2,701,000 for the year ended March 31, 2007 compared to $3,972,000 for fiscal 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting an increase in other income, a decrease in income tax expenses and in minority interest, as described above.
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
     The increase in net sales in the electronic & metallic segment during fiscal 2006 was for the most part due to an increases in orders for electronic products from both existing and new customers aggregating $3,352,000 and $3,392,000, respectively, and the addition of a full-year’s sales from our audio equipment distribution business in China, which we began in January 2005, of $1,822,000. These factors together offset a net decrease in orders from existing customers of electronic products and metallic products of $3,507,000 and $4,007,000, respectively. We attribute the overall net increase in fiscal 2006 to changes in business focus to more on professional audio equipment than telecommunication products and our strategy of offering volume discount pricing in an effort to counter the intense competition in this market and to induce large orders for our electronics division and our addition of more new customers compared with fiscal 2005 as well the full year’s impact from our new business of distributing of OEM’s professional audio equipment products in China.
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
     Gross profit in the electronic & metallic segment decreased by $630,000 to $12,136,000 or 18.1% of net sales, for the year ended March 31, 2006 compared to $12,766,000 or 19.4% of net sales, for fiscal 2005. We attribute the fiscal 2006 decrease in gross profit from fiscal 2005 principally from the combined effects of our strategy of offering volume discount pricing in an effort to counter the intense competition in this market and to induce large orders for our electronics division and an increase in our labor costs due to the minimum wage increases because of the increase of an average 14% as compared with prior year. These decreases were offset slightly by savings we were able to make by improving our material sourcing strategy and improved procurement efficiency.
     Selling, General and Administrative Expenses – Selling, General and Administrative Expenses, or SG&A, expenses for the year ended March 31, 2006 were $15,052,000, amounting to 13.1% of total net sales, as compared to $15,759,000 or 12.5% of total net sales for the year ended March 31, 2005.
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
     SG&A expenses in our electronic & metallic segment increased by $661,000, or 11.3%, to $6,530,000 or 9.7% of net sales, for the year ended March 31, 2006 compared to $5,869,000, or 8.9% of net sales, for fiscal 2005. The increase was principally related to increases in salaries and welfare expenses of $269,000, selling and logistic expenses of $185,000, traveling expenses of $54,000, rental expenses of $50,000, financial expenses of $24,000 and other general expenses of $79,000 as a result of our expansion into the distribution of audio equipment in China and a general increase in sales activities in this segment during the year.
     Other operating income - Other operating expenses was $823,000 for the year ended March 31, 2006, an increase of $717,000 as compared with the other operating expenses of $106,000 for the year ended March 31, 2005.
     On a segment basis, other operating expenses attributable to the plastic segment increased $633,000 to $656,000 in the year ended March 31, 2006, as compared to other expenses of $23,000 for the year ended March 31, 2005. The increase was mainly attributed to an increase in doubtful account receivables provision of $1,015,000 of which $970,000 was related to a telecommunication customer’s financial issues due to a failed European product launch in the year ended March 31, 2006, offsetting the decrease in loss on disposal of fixed assets of $66,000, a $173,000 tax refund received on our reinvestment of certain retained earnings in one of our PRC subsidiaries, an increase in exchange gain of $25, 000 and gain on reversal of doubtful account payables of $95,000 during the year as compared with the prior year in 2005.
     Other operating expenses attributable to the electronic & metallic segment increased $84,000, to operating expenses of $167,000 in the year ended March 31, 2006, as compared to other expenses of $83,000 for the year ended March 31, 2005. This increase was primarily due to the increase in allowance for doubtful receivables of $136,000 during the year ended March 31, 2006.

     Operating Income - Operating income was $9,551,000 for the year ended March 31, 2006, a decrease of $8,102,000, or 45.9% as compared with the prior year.
     On a segment basis, operating income of our plastics segment decreased $6,727,000, to $4,112,000, or 8.5% of net sales, in the year ended March 31, 2006 compared to $10,839,000 or 18.2% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit offsetting the improvement in SG&A expenses described above.
     Operating income in our electronics & metallic segment decreased $1,375,000, to $5,439,000, or 8.1% of net sales, in the year ended March 31, 2006 compared to $6,814,000 or 10.3% of net sales in the prior year. The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A expenses described above.
     Income Taxes – Income taxes for the year ended March 31, 2006 comprised of income tax expenses of $267,000 and deferred income tax assets of $294,000, compared with income tax expenses of $576,000 in fiscal 2005.
     On a segment basis, income taxes of the plastic segment comprised income tax expenses of $8,000 and deferred income tax assets of $294,000 for the year ended March 31, 2006, as compared with income tax expenses of $202,000 in fiscal 2005. The increase was a result of the recognition of such deferred income tax assets of $294,000 arising from the taxable losses incurred in one of our plastic manufacturing subsidiaries during fiscal year and the decrease in income tax expenses of $194,000 from another of our subsidiaries as a result of its operating losses incurred during the year.
     The income tax expenses for the electronic & metallic segment decreased $115,000, to $259,000 for the year ended March 31, 2006. The decrease in income tax expenses in the electronic & metallic segment was primarily due to the write off of doubtful sales of the metal division of $1,006,000 and the decrease in operating income during the year ended March 31, 2006.
     Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In April 2005, the Company acquired an additional 5% interest in Integrated, increasing its ownership in that subsidiary from 71% to 76%. In June 2005, the marketing subsidiary in which the Company had held a 51% shareholding interest was liquidated by its stockholders. As a result of the decrease in minority interests in Deswell’s electronic & metallic segment and the marketing subsidiary, the dollar amount of minority interest decreased to $1,240,000 for the year ended March 31, 2006, from $2,330,000 for fiscal 2005. This represented a decrease in minority interest of $700,000 in the electronics and metallic subsidiaries, and a decrease in the minority interest in the company’s marketing subsidiary from $390,000 to nil.
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
     Net income for the plastic segment decreased by $5,567,000 or 53.7% to $4,807,000 for the year ended March 31, 2006 compared to $10,374,000 for fiscal 2005. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits and other income, offsetting the decrease in income tax expenses and minority interest, as described above.
     Net income for the electronic & metallic segment decreased by $837,000 or 17.4% to $3,972,000 for the year ended March 31, 2006 compared to $4,809,000 for fiscal 2005. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating profit and other income offsetting the decrease in income tax expenses and minority interest, as described above.
Seasonality
     The following table sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2007 (in thousands):

	Year ended March 31,
	2005				2006				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$28,788	$31,924	$36,185	$28,693	$30,075	$29,046	$29,972	$26,183	$31,689	$35,715	$39,002	$30,373
Gross profit	8,318	8,461	9,402	7,337	7,640	6,209	6,561	5,016	8,446	8,865	8,754	5,208
Operating income	4,822	4,502	4,832	3,497	3,600	3,126	2,632	193	3,866	3,973	4,016	1,837
Net income	3,995	3,628	4,207	3,353	3,151	2,795	2,380	453	3,403	3,597	3,605	1,562
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
     Until August 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company’s operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollars. The exchange rates of RMB to the U.S. dollars have further appreciated during the period since August 2005 to 1:7.61 as at June 30, 2007. As a consequence, and in addition to increases in plastic resin and labor costs, in the year ended March 31, 2006 Deswell’s operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell’s gross margins, operating income and net income were adversely affected.
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
     We did not hedge our currency risk during the years ended March 31, 2005, 2006 and 2007 and at March 31, 2007 , we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.
Liquidity and Capital Resources
     For the year ended March 31, 2007, net cash generated from operations totaled $15,807,000, including net income of $12,167,000 and depreciation and amortization of $5,274,000. Accounts receivable increased by $2,745,000, over levels at March 31, 2006, primarily as a result of the increase in sales offsetting the increase in provision of doubtful account receivable of $260,000. Inventories increased by $7,650,000, over levels at March 31, 2006, primarily resulting from the increase in sale of electronic parts and shortage in supplies of some materials we use in the manufacture of electronic parts during the last quarter ended March 31, 2007 which delayed our production and delivery schedule. Accounts payable increased by $4,979,000 over levels at March 31, 2006, primarily because of the increase in materials purchases. For the year ended March 31, 2006, net cash generated from operations totaled $12,322,000, including net income of $8,779,000 and depreciation and amortization of $5,299,000.
     Net cash used in investing activities amounted to $4,580,000 and $6,890,000 for the years ended March 31, 2007 and 2006, respectively. Capital expenditures during these periods totaled $7,812,000 and $6,940,000, respectively. There were no acquisitions of marketable securities during either of these periods. Our capital expenditures were primarily related to the construction of our new Dongguan manufacturing plant and our acquisition of plant and machinery for our production facilities in China.
     Net cash used in financing activities for the years ended March 31, 2007 and 2006 were $10,792,000 and $7,967,000, respectively. Net cash we used in financing activities during the year ended March 31, 2007 was primarily to fund the our dividend payments to shareholders of $11,809,000, dividend payments to minority shareholders of subsidiaries of $582,000 netting off the proceeds of $950,000 from the exercise of stock options from directors and employees and the release of restricted cash of $649,000. Net cash we used in financing activities during the year ended March 31, 2006 was primarily to fund our dividend payments to shareholders of $7,311,000, dividend payments to minority shareholders of subsidiaries of $1,229,000, increase in restricted cash of $391,000 netting off the proceeds of $352,000 from the exercise of stock options from directors and employees.
     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was decreased from 8.25% to 7.75% during the year ended March 31, 2007.
     At March 31, 2007, the Company had cash and cash equivalents of $24,549,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.
     We had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery and system improvement of $1,100,000 as of March 31, 2007. We expect that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the phase IV construction of its Dongguan plastic plant.
     A summary of our contractual obligations and commercial commitments as of March 31, 2007 is as follows:

	Payments due by period
			(In thousands)
			Period from	Period from	Period
		Year ending	April 1, 2008	April 1, 2010	after
		March 31,	to March 31,	to March 31,	March 31,
Contractual obligations	Total	2008	2010	2012	2012
Long-term bank borrowing	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease payments	131	112	19	—	—
Capital expenditures	1,100	1,088	12	—	—
Purchase obligations	14,595	14,593	2	—	—
Other long-term liabilities	—	—	—	—	—

Total	$15,826	$15,793	$33	$—	$—

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
     Inventories – Inventories, consisting of raw materials, work-in-progress and finished goods, are stated at the lower of market or cost, with cost determined by the first-in, first-out method. The Company makes certain obsolescence and other assumptions to adjust inventory based on historical experience and current information. The Company writes down inventory for estimated obsolete or unmarketable inventory equal to the difference between the costs of inventory and estimated market value, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.
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
     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese Renminbi, being the functional currencies of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rates between the Hong Kong dollar and the U.S. dollar were approximately 7.75, 7.78 and 7.78 as of March 31, 2005, 2006 and 2007 respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 8.29, 8.09 and 7.78 as of March 31, 2005, 2006 and 2007 respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.
     Allowance for doubtful account- The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in fact and circumstances could result in material changes in the allowance for doubtful accounts.
Recent Changes in Accounting Standards
     In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“ EITF 06-3”). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The provisions of EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006, with earlier adoption permitted. The Company’s policy to record revenue is net of sales taxes. The adoption of EITF 06-3 does not have a material impact on its consolidated financial position, results of operations or cash flows.
     In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 does not have a material impact on its consolidated financial position, results of operations or cash flows.
     In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.
     In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 is effective for fiscal years ending on or after November 15, 2006 and addresses how financial statement errors should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Historically there have been two common approaches used to quantify such errors: (i) the “rollover” approach, which quantifies the error as the amount by which the current year income statement is misstated, and (ii) the “iron curtain” approach, which quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The SEC Staff believes that companies should quantify errors using both approaches and evaluate whether either of these approaches results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The adoption of SAB 108 does not have a material impact on its consolidated financial position, results of operations or cash flows.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements and is currently not yet in a position to determine such effects.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The directors and executive officers of the Company at June 30, 2006 are as follows:

Name	Age	Position(s) with Company
Lau Pui Hon (Richard Lau)	62	Chairman of the Board of Directors
Franki S. F. Tse	43	Chief Executive Officer
Li Chin Pang (C. P. Li)	61	Executive Director and General Manager of Manufacturing and Administration for Plastic Operations, Secretary and Member of the Board of Directors
Leung Chi Wai (C. W. Leung)	52	Executive Director of Engineering for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	61	Member of Board of Directors and Audit Committees
Allen Yau-Nam Cham	60	Member of Board of Directors and Audit Committees
Wing-Ki Hui	61	Member of Board of Directors and Audit Committees
Eliza Y. P. Pang	45	Chief Financial Officer
Lee Shu Kwan (S. K. Lee)	61	Director of Administration and Marketing for Electronic Operations
Tam Man Chi (M. C. Tam)	57	Director of Engineering and Manufacturing for Electronic Operations
     Richard Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.
     Franki S. F. Tse. Mr. Tse joined Deswell in February 2007 at its Chief Executive Officer, bringing with him over 19 years experience in the tool-making, plastic injection and electronic service provider, or EPS, industry. From July 2005 until joining Deswell, he served as Vice President of Operations for Goodbaby Child Products Co. Ltd., a leading baby-products manufacturing company in Shanghai, China with approximately 15,000 workers. From May 2001 to June 2005 Mr. Tse served as Director of Marketing of Deswell’s plastic subsidiary, Jetcrown Industrial (Dongguan) Ltd. From 1988 to 2000, Mr. Tse was in charge of the China Sales Business Division of Qualidux Industrial Co., Ltd., a group of companies engaged in original design and original equipment plastics manufacturing. Mr. Tse received his MBA in Business Finance from the University of Lincoln, United Kingdom in 2002.
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
Compensation of Directors and Executive Officers
     Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2007 to all directors and executive officers as a group for services in all capacities was approximately $3,172,000. This excludes amounts paid by the Company or its subsidiaries as dividends to shareholders during the year ended March 31, 2007.
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
     Audit Committee
     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui,

each of whom is an independent director within the meaning of that term under the Nasdaq Stock Market Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.
     Other Committees; Nasdaq Compliance
     In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and Deswell’s Memorandum and Articles of Association do not require it to have such committees. Although such committees, consisting of independent directors as defined by the Nasdaq Marketplace Rules, are required of domestic companies having securities included on The Nasdaq Stock Market, they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; a majority of its Board of Directors are not “independent” directors within the definition of “independent director” in the Nasdaq Marketplace Rules and Deswell’s independent directors do not meet in executive session.
     Employees
     At March 31, 2007, the Company employed 6,351 persons on a full-time basis, of which 11 were located in Macao and 6,340 located in and travel to and from China. Of the Company’s employees 3,980 and 2,371were engaged in plastic injection molding manufacturing and contract electronic manufacturing, metal molds and parts manufacturing, respectively, at March 31, 2007. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.
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
     At June 30, 2007, options to purchase an aggregate of 4,086,500 shares had been granted under the option plans, options to purchase an aggregate of 924,000 common shares were outstanding and no options to purchase common shares were available for future grant under the option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     Except as disclosed in the footnotes to the table below with respect to Leesha Holdings Limited (“Leesha”), the Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2007, the beneficial ownership of the Company’s Common Shares by each person known by the Company to beneficially own 5% or more of the Common Shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s Common Shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount	Percent
Richard Lau	3,891,760	25.3%
C. P. Li	3,688,750	24.0%
C. W. Leung	3,688,750	24.1%
Leesha Holdings Ltd.	3,453,750	22.8%
Wellington Management Company, LLP (6)	1,602,505	10.6%
Royce & Associates, Inc. (7)	1,228,996	8.1%
Micropower Enterprises Limited	1,143,750	7.6%
FMR Corp./ Edward C. Johnson 3d (8)	907,214	6.0%
Franki S. K. Tse	*	*
M. C. Tam	*	*
S. K. Lee	*	*
Eliza Y. P. Pang	*	*
Hung-Hum Leung	*	*
Allen Yau-Nam Cham	*	*
Wing-Ki Hui	*	*

*	Less than 1%.

(1)	Based on 15,143,730 shares outstanding on June 30, 2007. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 3,453,750 shares held of record by Leesha, 203,010 shares held of record by Mr. Lau and options to purchase 235,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Lau shares the voting and investment power of the shares held by Leesha.

(3)	Consists of 3,453,750 shares held of record by Leesha, nil shares held of record by Mr. Li and options to purchase 235,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $11.61 per share until June 25, 2016. As a director of Leesha, Mr. Li shares the voting and investment power of the shares held by Leesha.

(4)	Consists of 3,453,750 shares held of record by Leesha, 100,000 shares held of record by Mr. Leung and options to purchase 135,000 shares granted to Mr. Leung under the Company’s stock option plans. Mr. Leung’s options are exercisable at a weighted average exercise price of $14.10 per share until September 30, 2013. As a director of Leesha, Mr. Leung shares the voting and investment power of the shares held by Leesha.

(5)	Leesha is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owns the 3,453,750 shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung after Deswell’s initial public offering.

(6)	Based on Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2007.

(7)	Based on Amendment No. 6 to a Schedule 13G filed with the SEC on January 19, 2007.

(8)	Based on Amendment No. 4 to a Schedule 13G filed with the SEC on February 14, 2007.
Change in the Percentage Ownership Held by Major Shareholders
     The following table reflects the percentage ownership of Deswell’s common shares by its major shareholders during the past three years:

	Percentage Ownership (1) at
	June 28,
	2005	June 30, 2006	June 30, 2007
Richard Lau	25.9%	26.0%	25.3%
C. P. Li	25.6%	25.2%	24.0%
C. W. Leung	24.1%	24.3%	24.1%
Leesha Holdings Ltd.	23.2%	23.1%	22.8%
Wellington Management Company, LLP	8.4%	9.6%	10.6%
Royce & Associates, Inc.	9.3%	10.4%	8.1%
Micropower Enterprises Limited	7.7%	7.7%	7.6%
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	7.6%	6.3%	6.0%

(1)	Based on 14,908,730, 14,923,730 and 15,143,730 and shares outstanding on June 28, 2005, June 30, 2006 and June 30, 2007, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.
     All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2007, approximately 25 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2007, 19 holders of record with addresses in the United States held approximately 10.1 million of our outstanding common shares.
Related Party Transactions
     Deswell owns 76 percent of its subsidiary, Integrated, which, through subsidiaries, conducts Deswell’s electronic manufacturing operations. The balance of Integrated is owned equally by S. K. Lee, our Director of Administration and Marketing for Electronic Operations, and M. C. Tam, our Director of Engineering and Manufacturing for Electronic Operations. During the years ended March 31, 2006 and 2007, Integrated made distributions to its shareholders, including Deswell, aggregating approximately $5,122,000 and $2,425,000 respectively, with Messrs. Tam and Lee’s share of these distributions (which were divided between them equally) amounting to $1,229,000 and 582,000 respectively.
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
•	2005 aggregating $9,234,000, $2,196,000 of which was based on results for the last quarter of the year ended March 31, 2004 and $7,038,000 of which was based on results for the first three quarters of the year ended March 31, 2005; and

•	2006 aggregating $9,400,000, $2,535,000 of which was based on results for the last quarter of the year ended March 31, 2005 and $6,865,000 of which was based on results for the first three quarters of the year ended March 31, 2006.

•	2007 aggregating $9,720,000, $2,089,000 of which was based on results for the last quarter of the year ended March 31, 2006 and $7,631,000 of which was based on results for the first three quarters of the year ended March 31, 2007.
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

ITEM 9. THE OFFER AND LISTING
     The Company’s shares are traded exclusively on the Nasdaq Global Market (before July 4, 2006, known as the Nasdaq National Market) under the symbol “DSWL”.
     The following table sets forth the high and low sale prices per share as reported by The Nasdaq Global Market (the Nasdaq National Market before July 4, 2006) for each of the years in the five-year period ended March 31, 2007 (adjusted for per share prices before April 2005, for the Company’s three-for-two stock splits effected in March 2005):

Year Ended March 31,	High	Low
2007	$12.50	$8.10
2006	16.48	9.00
2005	18.167	12.867
2004	20.40	10.43
2003	27.23	7.33
     The following table sets forth the high and low sale prices per share of Deswell’s shares as reported by the Nasdaq Global Market (the Nasdaq National Market before July 4, 2006) during each of the quarters in the two-year period ended March 31, 2007).

Quarter ended	High	Low
March 31, 2007	$12.50	$11.21
December 31, 2006	11.70	10.46
September 30, 2006	10.96	8.40
June 30, 2006	9.90	8.10
March 31, 2006	12.67	9.00
December 31, 2005	14.87	10.20
September 30, 2005	16.00	14.09
June 30, 2005	16.48	13.67
     The following table sets forth the high and low sale prices per share of Deswell shares as reported by The Nasdaq Global Market during each of the six months ended June 30, 2007.

Month ended	High	Low
June 30, 2007	$13.04	$10.92
May 31, 2007	12.62	11.25
April 30, 2007	12.32	11.40
March 31, 2007	12.22	11.40
February 29, 2007	12.50	11.21
January 31, 2007	12.49	11.30

ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Not applicable.
Memorandum and Articles of Association
     Objects and Purposes
     Our objects and purposes are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.
     Directors
     British Virgin Islands law and our Articles of Association provide that no agreement or transaction between Deswell and one or more of its directors or any entity in which any director has a financial interest or to whom any director is related (including as a director of that other entity) is void or voidable for this reason only or by reason only that the director is present at the meeting of directors, or at the meeting of the committee of directors, that approves the agreement or transaction or that the vote or consent of the director is counted for the purpose if the material facts of the interest of each director in the agreement or transaction and his or her interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and a majority of the Company’s directors (at least one whom is an “Independent Director”) approve such transaction. Alternatively, the interest in the transaction may be disclosed or known to or ratified by the shareholders. (British Virgin Islands law does not use the term “shareholder” or “stockholder” but rather refers to holders of shares of a company, like Deswell, organized under the International Business Companies Act as “members.” In this Report, for the convenience of our U.S. holders, we use the term “shareholders” rather than members.) In addition, a director who has an interest in any particular business to be considered at a meeting of directors or shareholders may be counted for the purposes of determining whether the meeting is duly constituted. An “Independent Director” is defined in our Articles of Association as a director other than an officer or employee of Deswell or any of its subsidiaries, a person related to an officer or employee of Deswell or any of its subsidiaries, a person representing family or concentrated (more than 10%) holdings of Deswell’s outstanding voting shares or any other individual having a relationship which, in the opinion of the directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
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
     Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders
     Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,143,730 common shares were outstanding on June 30, 2007.
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
     Calling Annual General Meetings and Extraordinary General Meetings of Shareholders
     British Virgin Islands law does not require an international business company, such as Deswell, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting.
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
Material Contracts
     There were no material contracts, other than contracts entered into in the ordinary course of business, to which Deswell or any subsidiary of Deswell is a party for the two years immediately preceding the filing of this report.

Taxation
     United States Federal Income Tax Consequences
     General
     This section is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common shares as of the date of this Report. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances and it does not address any aspect of U.S. federal tax law other than U.S. federal income taxation. Specifically, it does not cover any state, local or foreign law, or the possible application of U.S. federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and the U.S. federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special U.S. federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

•	a financial institution;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10 percent or more of our common shares;

•	certain former U.S. citizens and residents deemed to have expatriated to avoid U.S. taxation; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.
     Tax Consequences to U.S. Holders
     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:
•	an individual U.S. citizen or resident alien of the United States (as specifically defined for tax purposes);

•	a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source;

•	a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; or

•	any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of our common shares.
     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.
     Distributions
     Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in their tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning after December 31, 2010 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2006 or 2007; and, although we cannot provide assurances in this regard, we do not anticipate becoming a PFIC in the future. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates, currently, up to 35 percent. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
     Sale or Other Disposition of Our Shares
     Subject to the PFIC rules discussed below, generally, in connection with the sale or other taxable disposition of our common shares:
•	you will recognize gain or loss equal to the difference (if any) between:

•	the amount realized on such sale or other taxable disposition and

•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	net long-term capital gains derived by individual U.S. Holders from sales or other taxable dispositions of our shares before January 1, 2011 will generally be taxed at the rate of 5 percent (zero, in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket;

•	such gain or loss will generally be treated as having U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.
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
     Sale or Other Disposition of Our Shares
     Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:
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

     None of our Chinese subsidiaries had any restricted net assets at, nor restricted retained earnings for the years ended March 31, 2006 or 2007.
Foreign Currency Risk
     At March 31, 2005, 2006 and 2007, the Company had no open forward exchange contracts or option contracts.
     Cash on hand at March 31, 2007 of $24,549,000 was held in the following currencies:

Equivalent
U.S. Dollar
Holdings
United States dollars	$11,352,000
Hong Kong dollars	8,384,000
Euro	24,000
Chinese RMB	4,500,000
Japanese yen	246,000
Macao dollars	43,000
See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.
Interest Rate Risk
     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $14,931,000 as at March 31, 2007 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2007 we had no long-term debt or short-term bank loans outstanding on our credit facilities.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.
ITEM 15T. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this Report, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to as required by paragraph (c) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Deswell’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Report of Management on Internal Control over Financial Reporting
     Deswell’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
     Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway commission (“COSO”) in Internal Control Integrated Framework. Based on this assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, believes that the Company maintained effective internal control over financial reporting as of March 31, 2007.
     This annual report does not include an attestation report of Deswell’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.
Changes in Internal Controls
     During the period covered by this Report, and in preparation for the audit of our consolidated financial statements at and for the year ended March 31, 2007, management discovered two opportunities to improve Deswell’s internal controls over financial reporting, one relating to our plastic manufacturing operations and the other to our electronic manufacturing. The opportunity in our plastic manufacturing operations involved the method used to determine the valuation of work in process and finished goods inventories, which, following identification and evaluation by management, was improved by our implementation of more effective controls in our material resource planning system in order to more accurately record the cost of those portions of our inventory in the preparation of our financial statements. The opportunity in our electronic manufacturing operations involved perceived inadequacies in our material resource planning system relating to the aging of the inventory of electronic products. We plan to improve this by implementing a new resource planning software system that we expect will provide a more accurate aging analysis for our electronic products inventory. Except as mentioned above, there were no changes in the Company’s internal controls during the period covered by this Report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
ITEM 16. RESERVED
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2007 was BDO McCabe Lo Limited (“BDO”).
     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2006 and 2007.

	Year ended March 31,
	2006	2007
	(US $ (in thousands))
Audit Fees(1)	$115	$122
Audit-related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—

	$115	$122

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.
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
We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ BDO McCabe Lo Limited
BDO McCabe Lo Limited
Hong Kong, June 28, 2007

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2006	2007

ASSETS

Current assets:
Cash and cash equivalents	$25,369	$24,549
Restricted cash (note 7)	649	—
Marketable securities (note 3)	164	107
Accounts receivable, less allowances for doubtful amounts of $970 and $1,230 at March 31, 2006 and 2007, respectively	18,318	21,063
Inventories (note 4)	21,845	29,495
Prepaid expenses and other current assets (note 5)	5,035	4,999
Income taxes receivable	—	130

Total current assets	71,380	80,343
Property, plant and equipment-net (notes 6)	58,286	60,157
Deferred income tax assets (note 10)	294	—
Goodwill (note 8) (note 8)	710	710

Total assets	$130,670	$141,210

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$10,886	$15,865
Dividend payable	2,089	—
Accrued payroll and employee benefits	1,415	2,746
Customer deposits	674	783
Other accrued liabilities (note 9)	1,018	1,506
Income taxes payable	184	450
Deferred income tax liability (note 10)	—	321

Total current liabilities	16,266	21,671

Commitments and contingencies (note 11)	—	—

Minority interests	7,636	7,884

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2006 - 14, 923,730; March 31, 2007 – 15,038,730 (note 12)	41,254	42,393
Additional paid-in capital	6,970	7,601
Accumulated other comprehensive income	436	1,106
Retained earnings	58,108	60,555

Total shareholders’ equity	106,768	111,655

Total liabilities and shareholders’ equity	$130,670	$141,210

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2005	2006	2007

Net sales	$125,590	$115,276	$136,779
Cost of sales	92,072	89,850	105,506

Gross profit	33,518	25,426	31,273
Selling, general and administrative expenses	15,759	15,052	18,957
Other income (expenses), net	(106)	(823)	1,376

Operating income (note 2)	17,653	9,551	13,692
Interest expense	(12)	(6)	—
Non-operating income, net	448	447	547

Income before income taxes and minority interests	18,089	9,992	14,239
Income taxes (note 10)	576	(27)	1,239

Income before minority interests	17,513	10,019	13,000
Minority interests	2,330	1,240	833

Net income	15,183	8,779	12,167

Other comprehensive income
Foreign currency translation adjustment	—	436	670

Comprehensive income	$15,183	$9,215	$12,837

Net income per share (note 2)
Basic:
Net income per share	$1.04	$0.59	$0.81

Weighted average common shares outstanding (shares in thousands)	14,656	14,908	14,956

Diluted:
Net income per share	$1.02	$0.59	$0.81

Weighted average common and potential common shares (shares in thousands)	14,933	14,936	15,048

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share and per share data)

	Common stock			Accumulated
			Additional	other
	Shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity

Balance at March 31, 2004	13,723,627	29,980	6,970	—	52,780	89,730
Exercise of stock options	1,055,250	9,092	—	—	—	9,092
Odd share redemption upon stock split	(147)	(4)	—	—	—	(4)
Net income	—	—	—	—	15,183	15,183
Dividends ($0.65 per share)	—	—	—	—	(9,234)	(9,234)

Balance at March 31, 2005	14,778,730	39,068	6,970	—	58,729	104,767
Exercise of stock options	25,000	352	—	—	—	352
Issue of common stock for acquisition of additional interest in a subsidiary	120,000	1,834	—	—	—	1,834
Foreign currency translation adjustment	—	—	—	436	—	436
Net income	—	—	—	—	8,779	8,779
Dividends ($0.63 per share)	—	—	—	—	(9,400)	(9,400)

Balance at March 31, 2006	14,923,730	41,254	6,970	436	58,108	106,768
Stock-based compensation	—	—	820	—	—	820
Exercise of stock options	115,000	1,139	(189)	—	—	950
Foreign currency translation adjustment	—	—	—	670	—	670
Net income	—	—	—	—	12,167	12,167
Dividends ($0.65 per share)	—	—	—	—	(9,720)	(9,720)

Balance at March 31, 2007	15,038,730	42,393	7,601	1,106	60,555	111,655

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2005	2006	2007

Cash flows from operating activities
Net income	$15,183	$8,779	$12,167
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,970	5,299	5,274
Loss (gain) on sale of property, plant and equipment	125	45	(643)
Realized gain on disposal of other investments	(295)	—	—
Unrealized holding loss on marketable securities	53	80	57
Stock-based compensation	—	—	820
Minority interests	2,330	1,215	833
Deferred tax	(15)	(294)	615
Changes in operating assets and liabilities:
Accounts receivable	(6,134)	6,773	(2,745)
Inventories	(4,962)	(709)	(7,650)
Prepaid expenses and other current assets	(1,809)	(274)	36
Income taxes receivable	107	20	(130)
Accounts payable	5,281	(5,563)	4,979
Accrued payroll and employee benefits	(246)	(605)	1,331
Customer deposits	109	(194)	109
Other accrued liabilities	1,533	(2,109)	488
Income taxes payable	195	(141)	266

Net cash provided by operating activities	16,425	12,322	15,807

Cash flows from investing activities
Purchase of property, plant and equipment	(17,003)	(6,940)	(7,812)
Proceeds from sale of property, plant and equipment	36	50	3,232

Net cash used in investing activities	(16,967)	(6,890)	(4,580)

Cash flows from financing activities
Dividends paid	(9,234)	(7,311)	(11,809)
Dividends paid to minority shareholders of a subsidiary	(756)	(1,229)	(582)
Exercise of stock options	9,092	352	950
Odd shares redemption	(4)	—	—
(Increase) decrease in restricted cash	(650)	391	649
Loan to minority shareholders of subsidiaries	(26)	(170)	—

Net cash used in financing activities	(1,578)	(7,967)	(10,792)

Effect of exchange rate changes	—	(169)	(1,255)

Net decrease in cash and cash equivalents	(2,120)	(2,704)	(820)
Cash and cash equivalents, beginning of year	30,193	28,073	25,369

Cash and cash equivalents, end of year	$28,073	$25,369	$24,549

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$12	$6	$—
Income taxes	$289	$387	$487

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 5% shareholding in a subsidiary	$—	$1,834	$—
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$—	$234	$—

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
     As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2007, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $67,066.
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
     Marketable securities-All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.
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
     Revenue recognition-Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectibility is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.
     Comprehensive income-The comprehensive income of the Company for the year ended March 31, 2005 was represented by the net income of the year. Other comprehensive income for the years ended March 31, 2006 and 2007 represented foreign currency translation adjustments and were included in the consolidated statement of shareholders’ equity.
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
     Reclassification of financial statements- Other operating income/(expenses) are reclassified in the consolidated statement of income for the year ended March 31, 2007 for better presentation. Comparative figures for the year ended March 31, 2005 and 2006 were reclassified accordingly. The reclassification of operating income has no impact on the net income on the consolidated statement of income for the years ended March 31, 2005, 2006 and 2007.
     Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2005, 2006 and 2007, shipping and handling costs expensed to selling expenses were $549, $658 and $1,037, respectively.
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

2. Summary of Significant Accounting Policies — continued
     Aggregate net foreign currency transaction (losses) gain included in other income (expenses) were ($111), ($86) and $976 for the years ended March 31, 2005, 2006 and 2007, respectively.
     On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars and Chinese renminbi, being the functional currencies of the Company’s subsidiaries, into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2005 was HK$7.75 to US$1.00 and 2006 and 2007 was HK$7.78 to US$1.00, respectively. The exchange rate between the Chinese renminbi and the U.S. dollar used for the three years ended March 31, 2005, 2006, and 2007 was RMB 8.29 to US$1.00, RMB8.09 to US$1.00 and RMB7.78 to US$1.00, respectively. All exchange differences arising from translation of subsidiaries financial statements are recorded as a component of comprehensive income.
     Post-retirement and post-employment benefits-The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.
     Stock-based compensation- Prior to March 31, 2006, as permitted under SFAS No. 123 “Accounting for Stock-Based Compensation”, the Company accounted for its stock option plan following the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, no stock-based compensation expense was reflected in the Company’s income statement as all options granted had an exercise price equal to the market value on the underlying common share on the date of grant and the related number of shares granted was fixed at that point of time. And the pro forma effect on net income and net income per share assuming the compensation cost had been recognized in accordance with SFAS No.123 were disclosed.
     In December 2004, the Financial Accounting Statements Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. The statement revised SFAS No.123 by eliminating the option to account for employee stock options under APB No. 25 and requiring companies to recognize the cost of all stock-based payments to employees, including grants to employee stock options, in the income statement based on their fair values.
     Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No.123(R) using the modified prospective method. No pro forma financial information for the years ended March 31, 2005 and 2006 were disclosed as the Company had not granted any options to its employees during these years.
     For the year ended March 31, 2007, the Company accounts for its stock-based awards to employees under SFAS No. 123(R) and records stock-based compensation expenses amounted to $820 in the income statement. There was no tax benefit recognized in relation to the stock-based compensation expenses incurred for the year.
     The fair value of options granted in the year ended March 31, 2007 was estimated using the Binomial option pricing model with the following assumptions:

2007
Risk-free interest rate – weighted average	5.22%
Expected life of options – weighted average	10 years
Stock volatility	44.10%
Expected dividend yield	4.75%
     The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.
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

2. Summary of Significant Accounting Policies — continued
     Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2005	2006	2007

Net income	$15,183	$8,779	$12,167

Basic net income per share	$1.04	$0.59	$0.81

Basic weighted average common shares outstanding	14,656	14,908	14,956
Effect of dilutive securities — Options	277	28	92

Diluted weighted average common and potential common shares outstanding	14,933	14,936	15,048

Diluted net income per share	$1.02	$0.59	$0.81

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
     Recent changes in accounting standards – In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“ EITF 06-3”). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The provisions of EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006, with earlier adoption permitted. The Company’s policy to record revenue is net of sales taxes. The adoption of EITF 06-3 does not have a material impact on its consolidated financial position, results of operations or cash flows.
     In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The adoption of FIN 48 does not have a material impact on its consolidated financial position, results of operations or cash flows.
     In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.
     In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 is effective for fiscal years ending on or after November 15, 2006 and addresses how financial statement errors should be considered from a materiality perspective and corrected. The literature provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Historically there have been two common approaches used to quantify such errors: (i) the “rollover” approach, which quantifies the error as the amount by which the current year income statement is misstated, and (ii) the “iron curtain” approach, which quantifies the error as the cumulative amount by which the current year balance sheet is misstated. The SEC Staff believes that companies should quantify errors using both approaches and evaluate whether either of these approaches results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The adoption of SAB 108 does not have a material impact on its consolidated financial position, results of operations or cash flows.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial statements and is currently not yet in a position to determine such effects.
3. Marketable Securities
     The Company acquired equity securities listed in Hong Kong.

	March 31,
	2006	2007

Cost	$297	$297

Market value	$164	$107

     Unrealized loss for the years ended March 31, 2005, 2006 and 2007 were $53, $80 and $57, respectively.
     Net proceeds from sale of marketable securities for the year ended March 31, 2005, 2006 and 2007 were $nil, and realized gains from sale of marketable securities for the year ended March 31, 2005, 2006 and 2007 were $nil. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.
4. Inventories
     Inventories by major categories are summarized as follows:

	March 31,
	2006	2007

Raw materials	$8,782	$13,267
Work in progress	6,932	10,227
Finished goods	6,131	6,001

	$21,845	$29,495

5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consist of the following:

	March 31,
	2006	2007

Value added tax receivable	$1,893	$2,723
Deposit for purchase of plant and equipment	71	82
Rental and utility deposit	169	139
Advance to suppliers	1,183	587
Prepayment	346	353
Others	1,373	1,115

	$5,035	$4,999

6. Property, Plant and Equipment
     Property, plant and equipment consists of the following:

	March 31,
	2006	2007

At cost:
Land and buildings	$25,528	$30,553
Plant and machinery	34,708	39,488
Furniture, fixtures and equipment	18,247	18,721
Motor vehicles	2,383	2,775
Leasehold improvements	5,237	5,305

Total	86,103	96,842
Less: accumulated depreciation and amortization	(35,116)	(37,869)
Construction in progress	7,299	1,184

Net book value	$58,286	60,157

     Cost of land and buildings consist of the following:

	March 31,
	2006	2007

Leasehold land and buildings (a)	$1,476	$—
Land use right of state-owned land and buildings erected thereon (b)	17,067	24,911
Long term leased land and buildings erected thereon (c)	4,170	4,170
Other buildings (d)	2,815	1,472

	$25,528	$30,553

(a)	Leasehold land and buildings located in Hong Kong with lease terms of 50 years expiring in 2047 was disposed of in March 2007.

(b)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(c)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Cheng An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Cheng An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2007, the Company is not aware of any steps being taken by the Dongguan Cheng An Xiaobian District Co-operation for such application.

(d)	Other buildings represent factory premises and dormitory units located in China purchased by the Company with lease terms from 30 to 70 years expiring from 2018 to 2063.
7. Credit Facilities and Pledged Assets
     The Company had maintained credit lines with various banks before and up to May 2006 representing trade acceptances, loans and overdrafts. At March 31, 2006 and 2007 total facilities provided by the banks were $1,285 and $nil, respectively, however, the Company had not utilized these lines. The maturities of these facilities were generally up to 90 days. Interest rates were generally based on the banks’ prime lending rates and the credit lines were normally subject to annual review. There were no significant covenants or other financial restrictions relating to the Company’s facilities except that at March 31, 2006 and 2007, cash of $649 and $nil, respectively, had been pledged as collaterals for the above facilities.

8. Goodwill
     There were no impairment in goodwill for the years ended March 31, 2005, 2006 and 2007, respectively.
9. Other Accrued Liabilities
     Other accrued liabilities consist of the following:

	March 31,
	2006	2007

Value added tax payable	$70	$—
Accrued expenses	131	777
Commission expenses	217	254
Others	600	475

	$1,018	1,506

10. Income Taxes
     The components of income before income taxes and minority interests are as follows:

	Year ended March 31,
	2005	2006	2007

Hong Kong	$80	$4	$(1)
China and others	18,009	9,988	14,240

	$18,089	$9,992	$14,239

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
     Jetcrown Industrial (Shenzhen) Limited (“Jetcrown Shenzhen”) (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. Afterwards, Jetcrown Shenzhen has been approved as an “Export-oriented Enterprise” by the local tax authority and enjoyed a lower tax rate of 10% for the calendar years ended December 31, 2004 and 2005. For the calendar year ended December 31, 2006, Jetcrown Shenzhen has not been approved as an “Export-oriented Enterprise” as the company has tax loss for the year. The applicable tax rate is 15%.

10. Income Taxes — Continued
     China — Continued
     Dongguan Kwan Hong Electronics Company Limited (“Dongguan Kwan Hong”) (a subsidiary of the Company) has been approved as a “High-tech Enterprise” by the local tax authority and enjoyed a lower national tax rate of 15%. Dongguan Kwan Hong has its first tax exemption year in the calendar year ended December 31, 2000 and enjoyed the 50% tax exemption on national tax and a full exemption of local tax for the calendar years ended December 31, 2002, 2003 and 2004. For the calendar year ended December 31, 2005, the tax rate for Dongguan Kwan Hong was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2006, Dongguan Kwan Hong has been approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 10%.
     Jetcrown Industrial (Dongguan) Limited (“Jetcrown Dongguan”) (a subsidiary of the Company) has revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and the assessable profit amount. An amount of $450,000 additional income tax assessments which are likely to arise has been charged to the consolidation income statement for the year ended March 2007 for the taxable calendar years ended December 31, 2004, 2005 and 2006 and for the quarter ended March 31, 2007.
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
     During the years ended March 31, 2005, 2006 and 2007, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, in another Chinese subsidiary, Jetcrown Dongguan totaling $nil, $173 and $nil, respectively.
     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $719, $92 and $351 and the basic net income per share would have been lower by $0.05, $0.01 and $0.02 for the years ended March 31, 2005, 2006 and 2007 respectively, and diluted net income per share for the years ended March 31, 2005, 2006 and 2007 would have been lower by $0.05, $0.01 and $0.02, respectively.
     On March 16, 2007, the National People’s Congress of the People’s Republic of China passed the new Enterprise Income Tax Law which will effect on January 1, 2008. The new law will replace the existing Income Tax Law on Enterprises with Foreign Investment and Foreign Enterprises, which applies to foreign enterprises, and Provision Regulations on the Enterprises in China, which applies to domestic enterprises. From January 1, 2008, the standard tax rate for all companies will be reduced from the current rate of 33% to 25%. However, for foreign enterprises, like the subsidiaries of the Company, that were established before the promulgation of the new Income tax Law, a five-year transition period will apply. Since the Chinese government has not announced the implementation measures of the transitional policy, the Company is not able to make an estimate of the expected financial effect of the New Corporate Tax Law on its deferred tax assets and liabilities. However, it is not expected to have any financial effect on the amounts accrued in the balance sheet            in respect of current tax payable.
     Others
     Certain of the Company’s income accrues in tax free jurisdictions and is not subject to any income taxes.
     The provision for income taxes consists of the following:

	Year ended March 31,
	2005	2006	2007

Current tax
- Hong Kong	$51	$29	$9
- China	540	238	615
Deferred tax	(15)	(294)	615

	$576	$(27)	$1,239

10. Income Taxes — Continued
     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2005	2006	2007

Provision for income taxes at statutory tax rate in China	$4,884	$2,698	$3,837
Effect of different tax rate in various jurisdictions	(219)	6	212
Tax holidays and concessions	(666)	99	(351)
Effect of income for which no income tax is chargeable	(3,459)	(2,853)	(3,007)
Increase in valuation allowances	—	—	264
Under provision of income tax in previous year	34	8	273
Others	2	15	11

Effective tax	$576	$(27)	$1,239

     The components of deferred income tax are as follows:

	March 31,
	2006	2007

Deferred tax asset:
Net operating loss carryforwards	$294	$264
Less: Valuation allowances	—	(264)

	294	—
Deferred tax liability
Revenue recognized for financial reporting purpose before being recognized for tax purpose	—	(321)

Net deferred tax asset (liability)	$294	$(321)

11. Commitments and Contingencies
     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $981, $868 and $531 for the years ended March 31, 2005, 2006 and 2007, respectively.
     At March 31, 2007, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2008	$112
2009	19

Total minimum lease payments	$131

     At March 31, 2007, the Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant and purchase of plant and machinery totaling $770 and for purchase of plant and machinery and system upgrade project of our electronic & metallic division totaling $317 respectively, which are expected to be disbursed during the year ending March 31, 2008.
     The Company has contracted with some building contractors to construct the Company’s plastic factory plant in Dongguan, China. The budgeted costs of the whole project are estimated to be $36,443. At March 31, 2007, a total of $35,818 has been paid on the project and are recorded in property, plant and equipment.

12. Shareholders’ Equity
     On March 15, 2005, the Company completed a three-for-two stock split. No fractional shares were issued and 147 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.
13. Employee Benefits
     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was $310, $515 and $634 for the years ended March 31, 2005, 2006 and 2007, respectively. According to the Mandatory Provident Fund (“MPF”) legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of $3 for each eligible employee) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2005, 2006 and 2007 amounted to $2, $nil and nil, respectively.
14. Stock Option Plan
     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan.
     At March 31, 2007, options to purchase an aggregate of 4,086,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,
	2005		2006		2007
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of the year	1,724,250	$10.74	669,000	$14.10	644,000	$14.10
Granted during the year	—	—	—	—	500,000	8.26
Exercised during the year	(1,055,250)	8.61	(25,000)	14.10	(115,000)	8.26

Outstanding and exercisable at the end of the year	669,000	14.10	644,000	14.10	1,029,000	11.91

Range of exercise price per share		$14.10		$14.10		$8.26 to $14.10
     The weighed average fair value of options granted for the year ended March 31, 2007 was $1.64 per share. The total intrinsic value of options exercised during the years ended March 31, 2005, 2006 and 2007 was $7,838, $32 and $339, respectively. At March 31, 2007, the aggregated intrinsic value of options outstanding and exercisable was $1,305.
     There were nil options forfeited or expired for the years ended March 31, 2005, 2006 and 2007. The weighted average remaining contractual life of the share options outstanding at March 31, 2007 was 7.52 years. At March 31, 2005, 2006 and 2007, there were nil, 500,000 and nil options available for future grant under the plans respectively.

15. Operating Risk
     Concentrations of Credit Risk and Major Customers-A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2005, 2006 and 2007 are as follows:

	Percentage of net sales
	Year ended March 31,
	2005	2006	2007

Line 6 Manufacturing	14.9%	14.5%	15.1%
Digidesign, Inc.	19.1%	17.4%	13.3%
VTech Telecommunications Limited	12.1%	*	12.7%
Peavey Electronic Corp.	*	*	10.4%
Epson Precision (H.K.) Limited	18.5%	14.6%	*

*	Less than 10%
     Sales to the above customers relate to both injection-molded plastic parts and electronic and metallic products.
     Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2006 and 2007, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2006	2007
Largest receivable balances	59.4%	57.8%
     There were bad debt expense of $28, $208 and $5 during the years ended March 31, 2005 and 2006 and 2007 respectively. There were provision for bad debts expenses of $nil, $970 and $270 during the years ended March 31, 2005, 2006 and 2007 respectively.
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

17. Segment Information — Continued
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Year ended March 31,
	2005			2006				2007
	Net	Intersegment	Profit	Net	Intersegment	Profit	Net	Intersegment	Profit
	sales	Sales	(loss)	sales	Sales	(loss)	sales	Sales	(loss)

Segment:
Injection molded plastic parts	$61,519	$1,877	$10,967	$49,429	$1,152	$4,521	$59,587	$150	$10,554
Electronic products	60,472	—	6,660	66,563	1,926	7,282	77,970	2,969	3,551
Metallic parts	8,200	2,724	462	2,362	—	(1,811)	2,341	—	134

Segment total	$130,191	$4,601	$18,089	$118,354	$3,078	$9,992	$139,898	$3,119	$14,239

Reconciliation to consolidated totals:
Sales eliminations	(4,601)	(4,601)	—	(3,078)	(3,078)	—	(3,119)	(3,119)	—

Consolidated totals:
Net sales	$125,590	$—		$115,276	$—		$136,779	$—

Income before income taxes and minority interests			$18,089			$9,992			$14,239

	Year ended March 31,
	2005		2006		2007
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$128	$—	$407	$—	$436	$—
Electronic products	13	12	64	—	91	—
Metallic parts	—	—	—	6	—	—

Consolidated total	$141	$12	$471	$6	$527	$—

	Year ended March 31,
	2005			2006			2007
			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$94,707	$15,232	$3,550	$89,622	$6,156	$3,844	$93,633	$7,080	$4,064
Electronic products	36,072	1,479	968	33,796	555	993	45,108	595	903
Metallic parts	8,628	292	452	6,768	230	462	2,279	137	307

Segment totals	$139,407	$17,003	$4,970	$130,186	$6,941	$5,299	$141,020	$7,812	$5,274
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(2,909)	—	—	(226)	—	—	(520)	—	—
Goodwill not allocated to segments	478	—	—	710	—	—	710	—	—

Consolidated totals	$136,976	$17,003	$4,970	$130,670	$6,941	$5,299	$141,210	$7,812	$5,274

17. Segment Information — Continued
     The Company’s sales are coordinated through the Macau subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2005	2006	2007

Net sales
China	$56,311	$43,220	$53,573
United States of America	50,837	56,514	57,968
Hong Kong	1,001	3,409	4,670
Europe	13,733	8,098	15,350
Others	3,708	4,035	5,218

Total net sales	$125,590	$115,276	$136,779

     The location of the Company’s identifiable assets is as follows:

	March 31,
	2005	2006	2007

Hong Kong and Macau	$49,626	$41,933	$41,749
China	86,872	88,027	98,751

Total identifiable assets	136,498	$129,960	$140,500
Goodwill	478	710	710
Total assets	$136,976	$130,670	$141,210

ITEM 19. EXHIBITS
     The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended through March 7, 1995) (incorporated by reference to Exhibit 3.1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on June 19, 1995).

1.2	Amendment to Memorandum and Articles of Association filed with BVI Registry of Companies on July 19, 1995 (incorporated by reference to Exhibit 1.2 to Deswell’s Annual Report on Form 20-F for the year ended March 31, 2001 filed with the SEC on July 10, 2001).

1.3	Notice of amendment of Memorandum and Articles of Association, with Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.3 to Deswell’s Form 8A/A (Amendment No. 1) filed with the SEC on August 14, 2002).

1.4	Notice of amendment of Memorandum and Articles of Association (“Amendment No. 2”), with Notice of Increase in Authorised Capital and Certified Extract of a Resolution Adopted by the Directors Pursuant to the Articles of Association of the Company on the 8th day of July 2002 (incorporated by reference to Exhibit 1.4 to Deswell’s Form 8A/A (Amendment No. 2) filed with the SEC on August 14, 2002)

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.2	2003 Stock Option Plan of Deswell Industries, Inc., as amended August 1, 2005 (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on August 29, 2005).

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 16 of this report)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO International to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

By:	/s/ Franki S. F. Tse
Franki S. F. Tse,
Chief Executive Officer
Date: July 31, 2007