Form 20-F
period 2009-03-31
DESWELL INDUSTRIES INC
filed 2009-08-14
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934 or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended March 31, 2009; or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     ; or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                     .
Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Betty Lam, Chief Financial Officer, telephone:
	17B, Edificio Comercial Rodrigues,	853-28-322096
	599 Avenida da Praia Grande, Macao	fax: 853-28-323265
British Virgin Islands	Special Administrative Region, PRC	E-mail: bettylam@jetcrown.com.mo
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)	(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, no par value
Securities registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE
As of March 31, 2009, there were 15,790,810 common shares of the registrant outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐     No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☑ No

INTRODUCTION
     This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled Risk Factors under Item 3. — Key Information.
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
     Except where the context otherwise requires and for purposes of this Annual Report only:
•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	all references to “renminbi,” “RMB” or yuan are to the legal currency of China, of which yuan is the base unit;

•	all references to “HK dollars” or “HK$” are to the legal currency of Hong Kong; and

•	all references to “U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2009, and the balance sheet data as of March 31, 2008 and 2009 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2005 and 2006, and the balance sheet data as of March 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this Report.

Selected Financial Data (1)

	(in thousands except per share data)
	Year ended March 31,
	2005	2006	2007	2008	2009
Income Statement Data:
Net sales	$125,590	$115,276	$136,779	$143,806	$131,738
Cost of sales	92,072	89,850	105,506	117,373	111,570

Gross profit	33,518	25,426	31,273	26,433	20,168
Selling, general and administrative expenses	15,759	15,052	18,957	19,601	19,291
Other income (expenses), net	(106)	(823)	1,376	1,838	(132)

Operating income (4)	17,653	9,551	13,692	8,670	745
Interest expense	(12)	(6)	—	—	—
Non-operating income (expenses), net	448	447	547	521	168

Income before income taxes	18,089	9,992	14,239	9,191	913
Income taxes	576	(27)	1,239	104	(282)

Income before minority interests	17,513	10,019	13,000	9,087	1,195
Minority interests	2,330	1,240	833	228	—

Net income	$15,183	$8,779	$12,167	$8,859	$1,195
Basic earnings per share (2)(3)	$1.04	$0.59	$0.81	$0.57	$0.08
Average number of shares outstanding—basic (2)(3)	14,656	14,908	14,956	15,517	15,791
Diluted earnings per share (3)	$1.02	$0.59	$0.81	$0.57	$0.08
Average number of shares outstanding—diluted (2)(3)	14,933	14,936	15,048	15,566	15,805

Statistical Data:
Gross margin	26.7%	22.1%	22.9%	18.4%	15.3%
Operating margin (4)	14.1%	8.3%	10.0%	6.0%	0.6%
Dividends per share (3)	$0.65	$0.63	$0.65	$0.61	$0.24

	At March 31,
	2005	2006	2007	2008	2009
Balance Sheet Data:
Working capital	$57,576	$55,114	$58,672	$54,751	$52,605
Total assets	136,976	130,670	141,210	140,407	137,482
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	—	—
Shareholders’ equity	104,767	106,768	111,655	121,257	120,307

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3)	Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split effected in March 2005.

(4)	Other operating income (expenses) were reclassified in the consolidated statement of income for the year ended March 31, 2007 for a comparable presentation. Comparative figures for the years ended March 31, 2005 and 2006 were reclassified accordingly. The reclassification of operating income had no impact on the net income on the consolidated statements of income for the years ended March 31, 2005 and 2006.

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
We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us. These risks have become particularly acute in the current adverse economic environment.
     Historically, a substantial percentage of our sales have been to a small number of customers. Customers that individually accounted for ten percent or more of our net sales during the years ended March 31, 2007, 2008 and 2009, accounted for 51.5%, 53.3%, and 41.3%, respectively, of our total net sales during those years. Our two largest customers during the year ended March 31, 2009 accounting for ten percent or more were N&J Company Limited and Digidesign Inc. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2009.
     Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. Current economic conditions have had a negative impact on our results of operations during fiscal 2009 and are expected to continue to have a negative impact on our operations over the next several quarters and possibly beyond. We cannot assure you that present or future customers will not cease using us as the source of the injection-molded plastic parts and components we manufacture, for electronic manufacturing services of electrical products and subassemblies or for metallic molds and accessories or significantly change, reduce or delay the amount of products and services ordered from us. Substantial decreases in sales from any of our larger customers, or the loss of any major customers, would adversely impact our sales and financial performance. For example, two of our customers, which accounted for more than ten percent of our total net sales during fiscal 2008, each reduced the volume of their orders during the year ended March 31, 2009 to below ten percent of our total sales. In addition, another major customer, which accounted for 17.0% of our total net sales during fiscal 2008, reduced the volume of its orders during the year ended March 31, 2009 to 12.7% of our total sales. These reductions in sales to our major customers contributed to the decrease in our total sales during fiscal 2009 as compared to fiscal 2008.
The global economic weakness has adversely affected our earnings, liquidity and financial condition and, until global economic conditions improve, is expected to continue to do so.
     Global financial and credit markets have been, and continue to be, extremely unstable and unpredictable. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and weakness of the global economy has adversely affected, and could continue to effect adversely, the demand for our customers’ products, the amount, timing and stability of their orders to us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, and/or our suppliers’ and customers’ ability to fulfill their obligations to us and/or the ability of our customers, our suppliers or us to obtain credit. These factors have and could continue to affect our operations, earnings and financial condition adversely. This instability also could affect the prices at which we could make any such sales, which also could adversely affect our earnings and financial condition. These conditions could also negatively affect our ability to secure funds or raise capital, if needed.
Our exposure to financially troubled customers or suppliers may adversely affect our financial results.
     We manufacture and sell injection-molded plastic parts and components and provide manufacturing services for electrical products and subassemblies to companies and industries that have in the past, and may in the future, experience financial difficulty, particularly in light of conditions in the credit markets and the overall worldwide economy. Our suppliers may also experience financial difficulty in this environment. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products and services from these customers could decline. Additionally, if our suppliers experience financial difficulty we could have difficulty sourcing supply necessary to fulfill production requirements and meet scheduled shipments. The current global financial crisis is continuing to adversely affect our customers’ and suppliers’ access to capital and liquidity. If one or more of our customers were to become insolvent or otherwise were unable to pay for the products or services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: a provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and increases in working capital requirements due to increases in days in inventory and increases in days in accounts receivable. For the year ended March 31, 2009, we recognized approximately $3.0 million in charges for provisions of accounts receivable, the write-down of inventory and recognition of related obligations for certain financially distressed customers.
Our gross margins fluctuate from year to year and may be adversely affected by a number of factors.
     The following chart shows, for the years indicated, our gross margins from our two principal operating segments and for our company as a whole:
Gross Margins Percentage
     Fluctuations in our margins have been affected, often adversely, and may continue to be affected, by numerous factors, including:
•	increasing competition in our market segments, which has forced us to maintain or reduce unit prices or attempt to pass on our costs of materials and components on to customers;

•	costs of labor, particularly in recent years, which such costs have increased substantially as consequence of increasing governmental regulation directed at labor practices and policies;

•	continuing appreciation of the RMB, in which we pay our labor and manufacturing costs, against the U.S. dollar, in which we present our financial statements;

•	our cost of raw materials, especially our cost of plastic resins;

•	changes in the prices or the availability of components needed to manufacture our electronic products;

•	changes in our customer mix or the mix of higher and lower margin products, or a combination of both in any year;

•	increases in value-added taxes as result of changes in the value-added tax policy of the Chinese government for various categories of export products; and

•	increased costs of conforming our products to consumer and product safety laws and regulations of the various countries in which our products are sold.

     We expect gross margins generally and for specific products to continue to fluctuate from year to year. As a result of the confluence of above-factors, as well as the overall decline in our sales caused by the global recession, our gross margins declined substantially in the year ended March 31, 2009 from levels during fiscal 2008. Our gross margins may continue to decline. If we cannot stem the decline in our gross margins, our operating results would suffer, dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.
If OEMs stop or reduce their manufacturing outsourcing, our business could suffer.
     Our revenues depend on outsourcing by OEMs to us and to other contract manufactures for which we manufacture end-products or parts and components. Current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally. Similarly, we depend on new outsourcing opportunities to mitigate against lost revenues arising from the decline in demand for our customers’ products as a consequence of the current global economic slowdown, and our business would be adversely affected if we are not successful in gaining additional business from these opportunities or if OEMs do not outsource additional manufacturing business.
Our industry is extremely competitive, with aggressive pricing dynamics, and; if we are not able to continue to provide competitive products and services, we may lose business.
     We compete with a number of different companies in producing of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with Asian-based suppliers of injection-molded plastic parts and components, major global electronic manufacturing services, or EMS, providers, other smaller EMS companies that have a regional or product-specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers which compete in our end markets. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.
     The current global economic crisis may also increase the competitive environment in our market segments which could also impact our operating results. In addition, the EMS industry is currently experiencing excess manufacturing capacity and has seen increased competition. These factors have exerted and will continue to exert additional pressures on pricing for injection-molded plastic parts and components and for our electronic manufacturing services, thereby increasing the competitive pressures in our market segments generally. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.
We have no long-term contracts to obtain plastic resins and our profit margins and net income could suffer from an increase in resin prices.
     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2007, 2008 and 2009:

	Year ended March 31, 2009
Average cost of ABS as a percentage of the total cost of:	2007	2008	2009
Plastic products sold	52%	46%	45%
Goods sold	20%	17%	25%
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
We have no written agreements with suppliers to obtain components and our profit margins and net income could suffer from an increase in component prices and our results of operations could suffer from shortages of required electronic components.
     We have no written agreements with our component suppliers and for certain customers, we are responsible for purchasing components used in manufacturing their products. This could result in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins. Accordingly, our financial performance could be materially or adversely affected by any increase in component prices.
     From time to time, we have experienced shortages of some of the electronic components that we need and use in our electronics manufacturing market segment. These shortages can result from strong demand for those components or from problems experienced by suppliers. These unanticipated component shortages could result in curtailed production or delays in production, which may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results. Our performance depends, in part, on our ability to incorporate changes in component costs into the selling prices for our products.
The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.
     Our manufacturing facilities are located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in that country.
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
     Our activities in China require business licenses, the scope of which is limited to our present activities, and require review and approval of our activities by various national and local agencies of Chinese government. The Chinese government may not continue to approve our activities, grant or renew our licenses or grant or renew licenses to expand our existing activities. Our inability to obtain needed approvals or licenses could prevent us from continuing to conduct operations in China. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we may not be able to continue operations.
Our insurance coverage may not be adequate to cover loss related to major accidents or acts of God.
     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2009, we maintained fire, casualty and theft insurance aggregating approximately $145,509,000 covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, act of God in the future, such as the recent earthquake that has devastated areas in Sichuan province in China, the epicenter of which is about 800 to 900 miles from Dongguan, China, or other cause. We do not maintain any business interruption insurance.
We may be faced with product liability claims and have no product liability insurance.
     Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2009, we did not maintain any product liability insurance. Although we have not experienced any product quality claims from our major customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. Damages to our reputation resulting from such claim(s) could cause our customers to use other vendors which would hurt our revenues.
Payment of dividends by our subsidiaries in the PRC to us is subject to restrictions under PRC law. The new PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate them or we may decide not pay dividends in the future.
     Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP”) less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China’s tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions. PRC law requires companies, including our PRC subsidiaries, to reserve about 11% of their profits for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes to them could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends.
     Prior to the new unified enterprise income tax (“EIT”) law which became effective in China on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC, such as was the case when our PRC subsidiaries distributed portions of their earnings to our offshore subsidiaries. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC are subject to income tax at the rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries which have a tax treaty agreement with PRC and rate agreed by both parties will be applied. As a result of this new PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises have been reduced. Since we derive most of our profits from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.
Under the new EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.
     Under the PRC’s new EIT Law, an enterprise established outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and is subject to the 25% enterprise income tax rate on its worldwide income. The new EIT Law and its implementing rules are relatively new, and currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine the tax residency of enterprises established outside of China.
     All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in British Virgin Islands and our ownership of companies inside and outside of China, is set forth on page 17 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the new “resident enterprise” classification, the new EIT Law may change in the future, possibly with retroactive effect. If we are classified as a “resident enterprise” and we incur these tax liabilities, our net income would decrease accordingly.
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
Changes in currency rates involving the RMB implemented in July 2005 have increased our expenses since they were implemented. Changes in currency rates involving the Hong Kong dollar could increase our expenses or cause economic or political problems affecting our business.
     Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB. The Chinese government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately the range of 7.78 to 7.80 to each United States dollar and has not in the past presented a currency exchange risk. Although an announcement in May 2009 by the Chief Executive of the Hong Kong Monetary Authority indicated that he does not expect changes in the currency peg between the Hong Kong dollar and the U.S. dollar in the near future, if Hong Kong does change if Hong Kong follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars.
     Approximately 46.6%, 48.7% and 35.1% of our total costs and expenses were in RMB during the years ended March 31, 2007, 2008 and 2009, respectively. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximate 2.4% appreciation in the value of the RMB against the

U.S. dollars at the end of calendar 2005 from July 21, 2005. For the calendar years 2006, 2007 and 2008, there were approximately 3.3%, 6.4% and 6.6% further appreciation in each respective year. In our fiscal year ended March 31, 2009, the RMB appreciated from 1:7.01 at March 31, 2008 to 1:6.83 at March 31, 2009, a difference of 2.5%, to the U.S. dollar, resulting in an increase in our total costs and expenses of approximately 1.2% as compared to our fiscal year ended March 31, 2008.
     The following chart illustrates the appreciation of the RMB to the US dollar from July 21, 2005 by showing the exchange ratio at the end of each quarter beginning on July 21, 2005 to March 31, 2009.

(1)	RMB (yuan) to US dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.

(2)	If the end of a quarter fell on a Saturday or Sunday, datum is provided as of the previous Friday.
     At June 30, 2009, the exchange ratio of RMB to the US dollar was 1:6.831. The percentage difference between the exchange ratio of RMB to the US dollar at June 30, 2008 and at June 30, 2009 was 0.3%, slight when compared to percentage changes during various prior periods since July 25, 2005. However, because of the prevailing global economic recession, it is uncertain whether the relatively slight appreciation experienced during the twelve months ended June 30, 2009 can be expected to continue following an economic recovery. In any event, if the RMB continues its appreciation to the U.S. dollar, our operating costs would further increase and our financial results would be adversely affected.
     If we determined to pass onto our customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollars, our margins and profitability would suffer.
Restrictions on the convertibility of RMB into foreign currency may limit our ability to transfer excess funds or dividends to the company’s subsidiaries outside China.
     Our manufacturing operations are conducted by our subsidiaries located in China and funds are frequently transferred into our subsidiaries in China. Thus, any future restrictions on currency exchanges may limit our ability to transfer excess funds or dividends outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. The Chinese regulatory authorities may impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

We face risks related to health epidemics and other outbreaks that may disrupt our operations and have a material adverse effect on our business and results of operations.
     Our business could be materially and adversely affected by the effects of swine flu, avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu, a new strain of influenza virus, commonly referred to as “swine flu” by the media, first occurred in Mexico and quickly spread to other countries, including the U.S. and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of swine flu, avian flu, severe acute respiratory syndrome or other adverse public health developments in China may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.
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
Recent changes in the PRC’s labor law restrict our ability to reduce our workforce in the event of an economic downturn.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, Deswell determined to downsize its workforce in the event of an economic downturn. Under the new law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. During the year ending March 31, 2009, we reduced our workforce by about 2,000 at March 31, 2009 in response to the current global economic crisis. We may be forced to further downsize the workforce if global economic conditions do not improve or worsen and may incur much higher costs under China’s labor laws if we are forced to do so. Accordingly, this new law can be expected to exacerbate the adverse effect of the economic environment on Deswell’s results of operations and financial condition.

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
Protecting, seeking licenses for or asserting claims over, intellectual property could be costly.
     We usually rely on trade secrets, industry expertise and the sharing with us by our customers of their intellectual property. However, there can be no assurance that intellectual property that we use in our business does not violate rights in such property belonging to others. We may be notified that we are infringing patents, copyright or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing alternatives or in obtaining licenses on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and could adversely affect our business and operating results.
     Our strategy has been to evaluate trade names and trademarks, and to consider seeking patents, where we believe that such trade names, trademarks or patents would be available and adequate to protect our rights to products or processes that we consider material to our business. To the extent we do seek to obtain trade names, trademarks or patents, we may be required to institute litigation in order to enforce them or other intellectual property rights to protect our business interests. Such litigation could result in substantial costs and could adversely affect sales, profitability and growth.
We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.
     The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers’ ability to compete and succeed in their markets, which, apparently has been, and could continue to be, affected directly by the current global economic conditions. The majority of our customers’ products are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. In many instances, our customers have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during the past few years.
Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.
     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2009, approximately 71.7% of the net book value of our total identifiable fixed assets was located in China. We sell our products to customers principally in the United States, China, United Kingdom, Hong Kong, Europe and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:
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

We depend on our executive officers, senior managers and skilled personnel. We lost three of our top executives during fiscal 2009 and have not yet replaced them, which has increased the pressure and responsibilities on our remaining senior managers.
     Our success depends largely upon the continued services of our executive officers as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. During the year ended March 31, 2009, we lost three of our executive officers, two to retirement: Chi Wai Leung, our Executive Director of Engineering for Plastic Operations and Shu Kwan Lee, our Director of Administration and Marketing for Electronic Operations; and the other to an untimely death, Man Chi Tam, our Director of Engineering and Manufacturing for Electronic Operations. We have not yet replaced these executive officers but have divided their duties among other members of our management team, which has increased the responsibilities and pressures on them and made us even more dependent on our remaining managers
     Generally, our executive officers and senior managers are not bound by employment or non-competition agreements and we cannot assure you that we will be able retain them. The loss of service of any of these officers or key management personnel could have a material adverse effect on our business and operating results. We maintain no key person insurance on our executive officers. With the loss of three of our executive officers, we need to recruit and retain additional skilled management personnel. The recruitment of skilled executives and managers required to live and work nearly full time in the PRC is difficult and highly competitive. We believe that our future success will depend, in part, on our ability to attract and retain highly skilled executive, technical and management personnel and if we are not able to do so, our business and operating results could be harmed.
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
A material failure of internal control over financial reporting could materially impact the Company’s financial results.
     In designing and evaluating its internal control over financial reporting, management recognizes that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management believes that the Company’s internal control over financial reporting currently provides reasonable assurance of achieving their control objectives. However, no system of internal controls can be designed to provide absolute assurance of effectiveness. See Item 15 Controls and Procedures, below. A material failure of internal control over financial reporting could materially impact the Company’s reported financial results and the market price of its stock could significantly decline. Additionally, adverse publicity related to a material failure of internal control over financial reporting could have a negative effect on the Company’s reputation and business.
Potential new accounting pronouncements are likely to impact our future financial position and results of operations and in the case of FASB’s pronouncement regarding the expensing of stock options have adversely impacted, and will in the future, adversely impact our financial results.
     Deswell prepares its financial statements in conformity with the generally accepted accounting principles of the United States of America “US GAAP”. A change in these accounting principles and policies, especially as interpreted by the Securities and Exchange Commission and The NASDAQ Stock Market, may have an impact on our future financial position and results of operations. These regulatory changes and other legislative initiatives have increased general and administrative costs. The Financial Accounting Standards Board’s recent change to mandate the expensing of stock options requires us to record charges to earnings for stock option grants to employees and directors have adversely affected our financial results. As required, we implemented the new pronouncement effective on April 1, 2006 and the impact of that implementation has been reflected in our financial results beginning with for the first quarter of 2007, i.e., the quarter ended June 30, 2006
The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.
     On June 30, 2009, members of our senior management and Board of Directors as a group beneficially owned approximately 20.4% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.
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
Sales of our shares held by our former executive officers could cause our share price to decrease.
     During the year ended March 31, 2009, we lost three of our executive officers, two to retirement and the other to an untimely death. At the time of their retirement, one of our former executives held 1,075,000 of our shares and the other 331,040 of our shares. At the time his death, our third former executive officer held 362,225 of our shares, and these are now controlled by his estate. The 1,075,000 shares became freely transferable without restriction in early April 2009 and we have been advised that 364,000 of these shares were sold since then through July 31, 2009. We believe that the 362,225 shares held by the estate of our deceased former executive became freely transferable on February 23, 2009 and that the 331,040 shares held by the third former executive became freely transferable on August 2, 2009. If the remaining shares held by our former executives are sold at or about the same time or from time to time, or merely because their shares are eligible for sale without the restrictions otherwise imposed on a company’s affiliates by Rule 144 under the US Securities Act of 1933, the prevailing market price of our shares may decrease.
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
     In addition, because we are a foreign private issuer, certain of the corporate governance standards of The NASDAQ Stock Market that are applied to domestic companies having securities included on The NASDAQ Stock Market are not applicable to us. For example, as a foreign private issuer organized under the law of the British Virgin Islands, we may follow our home company practice in lieu of some of the corporate governance provisions of sections 5600 et. seq. of NASDAQ’s Marketplace Rules. Accordingly, as the law of the British Virgin Islands does not prohibit us from doing so and since our practices are in compliance with our Memorandum and Articles of Association, we follow our home company practices with respect to the following NASDAQ Market Place rules:
•	Rule 5605(b)(2): Our independent directors do not meet in executive session;

•	Rule 5605(d): Our board does not have a compensation committee and compensation of our Chief Executive Officer and other executive officers is neither determined nor recommended to the board by a majority of our independent directors; and

•	Rule 5605(e): Nominees for appointment as our directors are not selected or recommended by either a majority of our independent directors, or a nominating committee composed solely of independent directors.
     Until the retirement of Chi Wai Leung effective January 1, 2009, who, in addition to serving as our Executive Director of Engineering for Plastic Operations, also served on our board of directors, a majority of our Board of Directors were not “independent” directors within the definition of “independent director” in NASDAQ Marketplace Rule 4200(a)(15) (which was in effect at the time of such resignation and has since been replaced without material change by NASDAQ Marketplace Rule 5605(a)(2)) and accordingly we did not theretofore comply with then applicable NASDAQ Market place Rule 4350(c)(1). Although our Board now consists of a majority of independent directors, if we choose to fill Mr. Leung’s former position on our Board with a member of our management team or a person not otherwise deemed “independent” under NASDAQ’s Marketplace Rules, we would not then comply with NASDAQ Marketplace Rule 5605(b)(1) (which replaced NASDAQ Marketplace Rule 4350(c)(1) effective on April 13, 2009) and our corporate governance standards would again differ in this regard from those applied to US domestic issuers under NASDAQ’s Marketplace Rules.

     Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States or with securities included on The Nasdaq Stock Market.
ITEM 4. INFORMATION ON THE COMPANY
History and Development of Deswell
Corporate Information
     Deswell Industries Inc. was founded in 1987 in Hong Kong and moved its manufacturing operations to China in 1990 to take advantage of lower overhead cost, competitive labor rate and tax concessions available in Shenzhen, China as compared with Hong Kong. We were reincorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s registered agent in the British Virgin Islands is Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 28322096 and its facsimile number is (853) 28323265. Our principal manufacturing facilities and operations are currently based in Dongguan, Guangdong, China.
Important Events in Deswell’s Development that Have Occurred since April 1, 2008
     In August 2009, Deswell entered into an agreement with a third party to sell real property in Shekou, Shenzhen, China that was formerly used for its plastic injection molding operations for RMB50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net). The Company originally purchased the property, which consists of approximately 112,900 square feet of manufacturing space, in fiscal 2000 for approximately $1,461,000. In 2007, the Company completed the transition of its injection molding plastic manufacturing operations to a newly constructed and substantially larger facility in Houjie, Dongguan, China, closed the Shekou plant and since then has held it for sale.
     The sale is expected to close after required local government transfer and other approvals have been obtained and is targeted to occur by the end of November 2009. If the sale of the Shekou property closes as currently anticipated, Deswell expects to record a gain on the sale, net of transaction costs, in the Company’s financial statements during its third fiscal quarter ending December 31, 2009. If the sale is unexpectedly delayed, however, the sale will be recorded in the Company’s financial statements in the quarter in which the sale is completed.
[Continued on Page 18]

Organizational Structure
     The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2009.

Capital Expenditures
     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2009 include the following (dollar amounts in thousands):

	Year ended March 31,
	2007	2008	2009
Purchase of property, plant and equipment	$7,812	$7,288	$7,402
Proceeds from the sale of property, plant and equipment	3,232	333	345
Acquisition of minority interest in a subsidiary	—	414	—
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
     As of March 31, 2009, we had completed Phase III construction, spending through that date an aggregate of $6.9 million on an office building of approximately 133,000 square feet, additional factory space of estimated 377,000 square feet and one additional dormitory unit of about 120,000 square feet. In addition, through March 31, 2009, we had spent an aggregate of approximately $1.6 million to purchase and install furniture and fixtures for operations.
     Phase IV of construction, to consist of planned additional two dormitory units and two other buildings, is planned for the long-term. We intend to commence construction when we believe that additional production capacity may be required in the future.
     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the last phase of the construction of our facilities or for future expansion.
Business Overview
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
     We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:
•	Plastic component of electronic entertainment products;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	toner cartridges and cases for photocopy and printer machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	cases and key tops for personal organizers and remote controls;

•	double injection caps and baby products;

•	laser key caps; and

•	automobile components.
     Electronic products manufactured by the Company include
•	sophisticated professional audio equipment including digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and synthesizers, etc.

•	complex printed circuit board assemblies using surface mount technology (“SMT”), ball grip assembly (“BGA”) and pin-through-hole (“PTH”) interconnection technologies and

•	finished products which include business communication products such as digital phone systems, or digital keysets and voice over IP, or VoIP, phones, and
     Metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, vending machines, etc.
     As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metal parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, this advantage has been difficult to maintain as a result of increased competition and increased production overheads during the last three fiscal years.
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

Operations
Plastic Injection Molding
     Plastic injection molding manufacturing accounted for 43.5%, 40.9% and 55.7% of the Company’s total sales during the years ended March 31, 2007, 2008 and 2009, respectively. At March 31, 2009, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China. The factory space of approximately 113,000 square feet located in Shekou, Shenzhen, China, which Deswell formerly used for contract manufacturing, was being used for clerical and offices operations at March 31, 2009 and Deswell currently intends to sell its land lease on this property.
     The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.
Mold design and production
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
The mold-making process ranges from 30 to 110 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2009, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process. Deswell is continually adding equipment to expand its mold making and injection molding capabilities.
     During the year ended March 31, 2007, the Company acquired machines and equipment costing approximately $2.2 million, including 83 sets of injection molding machines with clamping force of 86 tons to 1,300 tons; replacing 69 sets of old injection machines, two sets of old EDMs and three sets of old NC milling machines.
     During the year ended March 31, 2008, the Company acquired machines and equipment costing approximately $1.6 million, including 22 sets of injection molding machines with clamping force of 86 tons to 250 tons; replacing 20 sets of old injection machines.
     During the year ended March 31, 2009, the Company acquired machines and equipment costing approximately $1.7 million, including 53 sets of injection molding machines with clamping force of 90 tons to 1,600 tons; replacing 25 sets of old injection machines.
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
     During the year ended March 31, 2009, the Company made on average about 50 to 60 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.
Plastic Injection
     During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers, below.” The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2009, the Company had approximately 430 injection molding machines, ranging from 22 to 1,600 tons of clamping force, with most machines in the range of from 55 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.
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
Electronic Products and Assemblies
     In an aggregate of approximately 223,000 square feet of factory space at March 31, 2009 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2007, 2008 and 2009, manufacturing of electronic products accounted for approximately 54.8%, 56.7% and 43.4%, respectively, of the Company’s total sales.
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
Metal Parts Manufacturing
     In an aggregate of approximately 111,000 square feet of factory space at March 31, 2009 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 1.9%, 2.4% and 0.9% of Deswell’s total sales during the years ended March 31, 2007, 2008 and 2009, respectively.
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
     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2007, 2008 and 2009
     In 1995, the Company earned ISO 9001 certifications for both its plastic and electronic products manufacturing operations. In April 2000, the Company also received ISO 9002 for its metal manufacturing operation. The “ISO” or International Organization for Standardization is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which is the first quality system standard to gain worldwide recognition, requires a company to gather, analyze, document and monitor and to make improvements where needed. ISO 9001 is the ISO level appropriate for manufacturers like the Company. The Company’s receipt of ISO 9001 certification demonstrates that the Company’s manufacturing operations meet the established world standards.
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

	Year ended March 31, 2009
	2007	2008	2009
Average cost of ABS as a percentage of the total cost of:
Plastic products sold	52%	46%	45%
Goods sold	20%	17%	25%
     Because plastic resins are commodity products, the Company selects its suppliers primarily based on price. The Company has no long-term supply agreements for plastic resins. The Company currently obtains majority of its plastic resins from suppliers in the United States, Malaysia, Singapore, Taiwan, Japan and Hong Kong and the remaining from suppliers in Mainland China and normally maintains a two to three month inventory supply.
     The Company used in excess of 22,100,000 pounds of plastic resins during the year ended March 31, 2009. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.
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
Component Parts and Supplies
     The Company purchases a wide variety of component parts from numerous suppliers and is not dependent upon any single supplier for any essential component. The Company purchases from suppliers in China, Hong Kong, the United States and elsewhere. At various times there have been shortages of parts in the electronics industry, and certain components, including PCBs and semiconductors, have been subject to limited allocations. Although shortages of parts and allocations have not had a material adverse effect on the Company’s results of operations, there can be no assurance that any future shortages or allocations would not have such an effect.
Raw Metal
     The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2007, 2008 and 2009. Typically the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.
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
Customers and Marketing
     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in the United States, Asia (China, Hong Kong and Thailand) and Europe (United Kingdom, Holland, Norway and Germany). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 15 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2007, 2008 and 2009. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2007, 2008 and 2009:

	Year ended March 31,
Geographic Areas	2007	2008	2009
China	39.2%	37.0%	52.8%
United States	42.4	46.8	32.0
Europe	11.2	10.7	12.4
Others	3.8	3.8	1.5
Hong Kong	3.4	1.7	1.3

Total	100.0%	100.0%	100.0%

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
Major Customers
     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2009, the category of products purchased and the percentage of total Deswell net sales from such customers during the years ended March 31, 2007, 2008 and 2009.

		Year ended March 31,
Customer	Product	2007		2008	2009
N&J Company Limited	Plastic Component	*	%	11.8%	28.6%
Digidesign, Inc.	Professional audio equipment	13.3		17.0	12.7

*	Less than 10%.
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
Competition
     We compete with a number of different companies in producing of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers who compete in our end markets.
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
Property, Plants and Equipment
Macao
     The Company leases Units 17B and 17E, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party, each being for a term of two years to July 2010. The premises are used as trading, administrative and accounting office for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $2,190.
Hong Kong
     The Company sold its previously owned property of Unit 10-14, 19/F., Kwong Sang Hong Centre, 151-153 Hoi Bun Road, Kwun Tong, Hong Kong to an unaffiliated party for proceeds of $1,350,000 in March 2007.
Southern China.
     In October 2000, the Company acquired under sale and purchase agreement with third party an aggregate of approximately 112,900 square feet of manufacturing space at Block G, Wing Village Industrial Estate, Shekou, Shenzhen, China which was previously leased by the Company for the use of its plastic injection molding operations. Deswell paid approximately $1,461,000 to acquire this property. At March 31, 2009, the Company had closed this manufacturing facility and now holds it for sale. For information regarding Deswell’s pending sale of this property to a third party, see the discussion under Item 4 Information on the Company — “Important Events in Deswell’s Development that Have Occurred since April 1, 2008” and Item 10 Additional Information — “Material Contracts” at pages 17 and 45, respectively, of this Report.
     In January 2000, the Company acquired under sale and purchase agreement with the local government party an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. As at March 31, 2009, there were built and operational 1,070,000 square feet of factory space, 91,000 square feet of amenity space, 133,000 square feet of office building space and 470,000 square feet of dormitory space. Deswell now uses this facility for its plastic manufacturing operations.
     The Company leases space at various locations near its plastics manufacturing factories in Dongguan that it uses as dormitories for factory staff. Management estimates that the space leased for dormitories approximated 2,400 square feet at March 31, 2009 in Dongguan. The facilities are leased for periods of one year, with expiration dates ranging from April 2010 to June 2010. The aggregate monthly rental is approximately $650. During the period from July 2006 to March 2007, Deswell sold its previously owned dormitory apartments to unaffiliated parties for aggregate proceeds of $795,000.
     In July 2003, the Company completed the acquisition with a third party for an aggregate of approximately 244,000 square feet of land and approximately 420,000 square feet of buildings, including six blocks of dormitory buildings, a canteen, a factory building, a car park and a guard room, at Chang An, Dongguan, China, which was previously named Kwan Hong Building. The land use period is for 50 years from February 1, 2003 to January 31,

2053. The Company paid approximately $4,186,000 to acquire this property and uses the facilities for its electronic products manufacturing operations.
     At March 31, 2009, the Company leased approximately 69,400 square feet of manufacturing space in Kwanta Building, Chang An, Dongguan, China for its contract metal manufacturing operations. These premises are leased from third party expire in May 2010. The aggregate monthly rental is approximately $8,600.
     In addition, the Company leases approximately 4,000 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, which are used as staff quarters. The facilities are leased from third parties for period of one year and expire from December 2009 to July 2010. The aggregate monthly rental is approximately $2,000.
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
     Not applicable.
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
General
     The Company’s revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Jetcrown Macao and Jetcrown Dongguan (wholly owned subsidiaries) carry on the plastics operations whereas Integrated carries out the electronics and metallic operations. The Company acquired a controlling interest in Integrated’s predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Through December 2002, the Company owned a 51% interest in Integrated. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from its minority shareholders in exchange for the issuance to them of an aggregate of 251,880 common shares. In April 2005, the Company increased its interest in Integrated to 76% by purchasing an additional 5% from a minority shareholder in exchange for the issuance to it of 120,000 common shares. In August 2007, the Company further increased its interest in Integrated to 100% by purchasing the remaining 24% from the minority shareholder in exchange for the issuance to them of 632,080 common shares and a cash payment of $414,000.
     The Company’s plastics operations are the mainstay of its business and have historically accounted for the majority of its sales. The Company carries out all of its manufacturing operations in Southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to manage easily its manufacturing operations from Macao, facilitates transportation of its products through Hong Kong and provides the Company’s plastic manufacturing operations with access to electricity from Hong Kong and to nearby water, both of which resources are needed in abundance to manufacture plastic parts and are often inadequate elsewhere in China.
     Under PRC tax law in effect before January 1, 2008, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. We have enjoyed preferential tax concessions in the PRC as a high-tech enterprise and have benefited from favorable overall effective income tax rates of 8.70 % and 1.13% for the years ended March 31, 2007 and 2008, respectively. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Under the new income tax law most domestic enterprises and foreign invested enterprises, like Deswell, would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years. Following the implementation of the Enterprise Income Tax Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the new enterprise income tax rates are:

	Rate under EIT for enterprises previously subject to tax rate of
Tax Year (Calendar)	15 percent	24 percent
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%
     Accordingly, with the enactment of new PRC Enterprise Tax effective January 1, 2008, the Company expects the benefits it previously enjoyed, such as receiving tax refunds as a result of its reinvestment of profits in certain of its subsidiaries in China and favorable concession rates, will no longer be available.
     Deswell’s material operations are generally organized in two segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic and metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2009.

	Year ended March 31, 2007			Year ended March 31, 2008			Year ended March 31, 2009
	Plastic			Plastic			Plastic
	Injection	Electronic		Injection	Electronic &		Injection	Electronic &
	Molding	& Metallic		Molding	Metallic		Molding	Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	68.1	84.1	77.1	74.4	86.6	81.6	82.4	87.6	84.7

Gross profit	31.9	15.9	22.9	25.6	13.4	18.4	17.6	12.4	15.3
Selling, general and administrative expenses	17.4	11.2	13.9	18.4	10.3	13.6	16.3	12.6	14.6
Other income, net	2.5	(0.1)	1.0	4.0	(0.6)	1.3	0.5	(0.8)	(0.1)

Operating income	17.0	4.6	10.0	11.2	2.5	6.1	1.8	(1.0)	0.6
Interest expense	—	—	—	—	—	—	—	—	—
Non-operating income, net	0.8	0.1	0.4	0.8	0.1	0.4	0.3	(0.1)	0.1

Income before income taxes and minority interest	17.8	4.8	10.4	12.0	2.6	6.5	2.1	(1.1)	0.7
Income taxes	1.8	0.2	0.9	0.5	(0.2)	0.1	(0.1)	(0.4)	(0.2)

Income before minority interests	15.9	4.6	9.5	11.5	2.8	6.4	2.2	(0.7)	0.9
Minority interests	—	1.1	0.6	—	0.3	0.2	—	—	—

Net income	15.9%	3.5%	8.9%	11.5%	2.5%	6.2%	2.2%	(0.7)%	0.9%

Year ended March 31, 2009 Compared to Year Ended March 31, 2008
     Net Sales — The Company’s net sales for the year ended March 31, 2009 were $131,738,000, a decrease of $12,068,000 or 8.4% as compared to the for year ended March 31, 2008. Sales to N&J Company Limited (“N&J”) and Digidesign Inc. (“Digidesign”), the Company’s two largest customers during the year ended March 31, 2009, represented approximately 41.3% of net sales for the year. See Item 4. Information on the Company — Major

Customers, above. The decrease was related to a decrease in sales revenue at our electronic and metallic segment of $26,637,000 offsetting the increase in sales at our plastic segment of $14,569,000. This represented a decrease of 31.3% and an increase of 24.8% respectively, as compared with the respective net sales from these segments in fiscal 2008.
     The revenue increase at the plastic segment was mainly due to the increase in orders from existing and new customers of $23,321,000 offsetting the decrease in orders from other existing customers of $8,751,000. The increase was principally due to a $20,671,000 increase in plastic component sales of electronic entertainment products. The increase in orders in our plastic segment was largely from N&J, one of our major customers during both fiscal 2008 and 2009, which accounted for 28.6% of our total net sales during the year ended March 31, 2009, up from 11.8% of our total net sales during the year ended March 31, 2008.
     The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $35,175,000 and $2,075,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $10,651,000. The increase in total orders for professional audio instrument products largely came from existing customers other than Digidesign. The overall decrease in orders of electronics and metallic products from existing customers was due to the combined factors of a decline in demand as a result of the global economic recession, persistent pressure of losing orders to competitors which provide lower-priced products, and a change in product mix from low-end to high-end products. We believe that these factors resulted in the reduction in orders from Digidesign, down to 12.7% of our total net sales the year ended March 31, 2009, from 17.0% of our total net sales during 2008, and the decline in orders from each of Line 6 Manufacturing (“Line 6”) and Inter-Tel Incorporated (“Inter-Tel”) to below 10% of our total net sales during the year ended March 31, 2009. Line 6 and Inter-Tel accounted for 14.3% and 10.2%, respectively, of our total net sales during the year ended March 31, 2008. These declines in net sales to Digidesign, Line 6 and Inter-Tel during the year ended March 31, 2009 illustrates our dependence on a few major customers and that substantial decreases in sales from any of our larger customers adversely impacts our sales and financial performance. See the discussion under “We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us. These risks have become particularly acute in the current adverse economic environment” in Item 3 Key Information — Risk Factors, above.
     Gross Profit — Our gross profit for the year ended March 31, 2009 was $20,168,000, representing a gross profit margin of 15.3%. This compared with the overall gross profit and gross profit margin of $26,433,000 or 18.4%, respectively, for the year ended March 31, 2008.
     Gross profit in the plastic segment decreased by $2,118,000 to $12,952,000, or 17.6% of net sales, for the year ended March 31, 2009, as compared to $15,070,000, or 25.6% of net sales, for the year ended March 31, 2008. The decrease in gross margin for the plastic segment was mainly due to the shift of product mix to lower margin products, as compared with the prior year. The decrease in gross margin was also driven by higher material costs as a result of a 10% rise in resin price and an approximate 9.05% appreciation of RMB, plus an increase in labor costs caused by a 17% rise in labor rates in spite of headcount reductions, when compared to fiscal 2008.
     Gross profit in the electronic and metallic segment decreased by $4,147,000 to $7,216,000, or 12.4% of net sales, for the year ended March 31, 2009 compared to $11,363,000, or 13.4% of net sales, for the year ended March 31, 2008. The decrease in gross margin was primarily attributable to relatively higher labor cost caused by a 28.4% increase in labor rates despite headcount reductions throughout the year together with a general decline in sales demand in the year ended March 31, 2009, as compared with last year.
     Selling, general and administrative expenses — SG&A expenses for the year ended March 31, 2009 were $19,291,000, amounting to 14.6% of total net sales, as compared to $19,601,000 or 13.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $310,000 or 1.6% over the corresponding period.
     The SG&A expenses in the plastic segment increased by $1,142,000 to $11,965,000, or 16.3% of net sales, for the year ended March 31, 2009 compared to $10,823,000, or 18.4% of net sales, for the year ended March 31, 2008. The increase in the SG&A expenses was primarily related to the increase in salaries and bonuses of $516,000 as a result of 17.3% increase in pay rates, and $132,000 in social insurance, and $100,000 in value-added taxes and property taxes , as compared with the year ended March 31, 2008.
     The SG&A expenses in the electronic and metallic segment decreased by $1,452,000 to $7,326,000 or 12.6% of net sales, for the year ended March 31, 2009 compared to $8,778,000 or 10.3% of net sales for the prior a year. The decrease was primarily due to the continued cost control measures resulting in a decrease of $612,000 in salaries and bonuses, $410,000 in social insurance and staff welfare expenses, $80,000 in travelling expenses and $52,000 in rental expenses as compared with the corresponding period in the prior year. There was also a decrease of $73,000 in selling expense as well as $65,000 in depreciation expense when compared to the year ended March 31, 2008.
     Other operating income — Other operating expense was $132,000 for the year ended March 31, 2009, representing a decrease of $1,970,000 as compared with last year.
     On a segment basis, other operating income attributable to our plastic segment for the year ended March 31, 2009 was $348,000, a decrease of $1,996,000 as compared with the prior year. The decrease was principally the result of a lower revaluation of monetary assets by $1,370,000 due to a less volatile exchange rate of United States Dollar to the RMB. The decrease in other operating income was also attributable to an additional provision for doubtful debt of $258,000, asset impairment for $176,000 and loss on disposal of fixed assets of $134,000 during the year ended March 31, 2009.
     Other operating expense attributable to our electronic and metallic segment for the year ended March 31, 2009 was $480,000, as compared to the other operating expense of $508,000 in fiscal 2008. The decrease was primarily the result of no impairment on the goodwill relating to the metallic division during fiscal 2009 as compared to $318,000 impairment loss recognized during fiscal 2008. During fiscal 2009, there was also a decrease in foreign exchange loss by $176,000, partially offsetting an increase of $437,000 in allowance for doubtful receivables, as compared to fiscal 2008.
     Operating Income — Operating income was $745,000 for the year ended March 31, 2009, as compared with the operating income of $8,670,000 from the corresponding year in the prior year.
     On a segment basis, operating income of the plastic division was $1,335,000, or 1.8% of net sales, in the year ended March 31, 2009, as compared to operating income of $6,593,000, or 11.2% of net sales, for the year ended March 31, 2008. Operating income in the plastic division decreased primarily from the decrease in gross margin as a result of higher material usage and cost, factory overhead, and the decrease in other operating income as described above.
     The operating loss of the electronic & metallic segment was $589,000, or 1.0% of net sales, in the year ended March 31, 2009, compared to operating income of $2,077,000, or 2.4% of net sales, in fiscal 2008. Electronic & metallic operating income decreased due to the decrease in sales revenue and gross margin as well as a relative increase in SG&A expenses as a percentage of sales as described above.
     Non-operating income — Non-operating income for the year ended March 31, 2009 decreased by $353,000 to $168,000, as compared with fiscal 2008. This is mainly attributable to the decrease in interest income of $38,000 and an unrealized gain on the revaluation of marketable securities of $25,000 in the electronic and metallic segment, as well as the decrease in interest income of $243,000 in the plastic division during fiscal 2009.
     Income Taxes — Income taxes for the year ended March 31, 2009 were comprised of income tax expenses of $234,000 and a deferred tax asset of $516,000, as compared with the income tax expenses of $654,000 and a deferred tax asset of $550,000 fiscal 2008.
     Minority Interest — There was no minority interest for the year ended March 31, 2009. In August 2007, the Company acquired the remaining 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries, thereby increasing Deswell’s interest in that company from 76% to 100%. As a result, the dollar amount of minority interest decreased to zero for the year ended in March 31, 2009 from $228,000 for fiscal 2008.
     Net Income — The Company reported net income of $1,195,000 for the year ended March 31, 2009, a decrease of $7,664,000, as compared to a net income of $8,859,000 for the year ended March 31, 2008. Net income for the year ended March 31, 2009 represented 0.9% of net sales, compared to 6.2% of net sales for the net income the prior year. The decrease in net income was mainly the result of the decrease in sales revenue, gross profit margin, and other operating income as described above.
     Net income for the plastic segment for the year ended March 31, 2009 totaled $1,620,000, as compared to net income of $6,735,000 for the prior year. The decrease in net income of the plastic segment was primarily the result of lower gross profit margin and the decrease in other operating income as described above.
     Net loss for the electronic and metallic segment for the year ended March 31, 2009 was $425,000, compared to net income of $2,124,000 for the prior year. The decrease in net income of the electronic and metallic segment was principally the result of the decrease in sales revenue, lower gross profit margin, and relatively higher SG&A expenses as a percentage of sales as described above.
Year ended March 31, 2008 Compared to Year Ended March 31, 2007
     Net Sales — The Company’s net sales for the year ended March 31, 2008 were $143,806,000, an increase of $7,027,000 or 5.1% as compared to the year ended March 31, 2007. Sales to Digidesign, Line 6, N&J and Inter-Tel, the Company’s four largest customers during the year ended March 31, 2008, represented approximately 53.3% of net sales for the year.
     The increase in sales was mainly related to the increase in sales at our electronics and metallic segment of $7,634,000 offsetting the decrease in sales at our plastic segment of $607,000. This represented an increase of 9.9% and a decrease of 1.0% respectively, as compared with the net sales from the segments in the prior year.
     Revenue from our plastics segment during fiscal 2008 amounted to $58,858,000, including $28,000 of intersegment revenue, as compared to revenue in this segment during fiscal 2007 of $59,587,000, including $150,000 of intersegment revenue. The revenue decrease at our plastic segment was mainly due to the decrease in orders from existing customers of $12,984,000 of which $4,655,000 was related to plastic component sales of printer products and $5,402,000 was related to telecommunication products, offsetting the increase in orders from other existing and new customers of $11,397,000 and $981,000 respectively. Of the increase, $8,811,000 was related to plastic component sales of electronic entertainment products.
     Revenue from our electronic and metallic segment during fiscal 2008 amounted to $88,916,000, including $3,940,000 of intersegment sales of electronic products as compared to revenue in this segment during fiscal 2007 of $80,311,000, including $2,969,000 of intersegment sales of electronic products. The revenue increase at our electronic and metallic segment was mainly due to an increase in OEM orders of electronic and metallic products from existing and new customers of $12,958,000 and $2,887,000 respectively, and an increase in distribution sales of $682,000 during the year, offsetting the decrease in orders from existing customers of $8,452,000 in electronic sales and $442,000 in metallic sales respectively. Of the increases, $9,037,000 and $5,403,000 were related to orders of professional audio equipment and telecommunication equipment, respectively.
     Gross Profit — The gross profit for the year ended March 31, 2008 was $26,433,000, representing a gross profit margin of 18.4%. This compares with the overall gross profit and gross profit margin of $31,273,000 or 22.9% for the year ended March 31, 2007.
     Gross profit in the plastics segment decreased by $3,867,000 to $15,070,000 or 25.6% of net sales, for the year ended March 31, 2008 compared to $18,937,000 or 31.9% of net sales, for the year ended March 31, 2007. The decrease in gross margin was mainly attributed to the combined effect of a change in customer and product mix and the increase in resin cost during the year and the increase in labor cost and overhead cost of 2.4% and 4.0% of net sales, respectively, as compared with prior year, as a result of the RMB appreciation and implementation of a new China Labor Ordinance commencing January 1, 2008.
     Gross profits in the electronic & metallic segment decreased by $973,000 to $11,363,000, or 13.4% of net sales, for the year ended March 31, 2008 compared to $12,336,000 or 15.9% of net sales, for the last year. This was mainly attributed to the change in customer and product mix and the increased material pricing pressure on some of our electronic materials; the increase in labor cost of 1.4% of net sales, the increase in value added tax cost as a result of the change in value added tax policy by the government of China for different categories of export products in the first quarter of fiscal 2008 and an average of 8.7% appreciation in RMB currency in the year where most of our direct overhead and increased local material souring are denominated, as compared with last year.
     Selling, General and Administrative Expenses — SG&A expenses for the year ended March 31, 2008 were $19,601,000, amounting to 13.6% of total net sales, as compared to $18,957,000 or 13.9% of total net sales for the year ended March 31, 2007.
     The SG&A expenses in the plastic segment increased by $506,000 or 4.9% to $10,823,000 or 18.4% of net sales, for the year ended March 31, 2008 compared to $10,317,000 or 17.4% of net sales, for the prior year. The increase was primarily related to an increase in staff and welfare cost of $712,000, audit and professional expenses of $170,000, depreciation expenses of $161,000 and selling expenses of 153,000 and estate duty and usage tax of $168,000. Together these offset the decrease in director remuneration of $526,000 and decrease in stock based compensation cost of $509,000 as compared with last year.
     The SG&A expenses in the electronic & metallic segment increased by $138,000 or 1.6% to $8,778,000 or 10.3% of net sales, for the year ended March 31, 2008 compared to $8,640,000 or 11.2% of net sales for the prior year. The increase was primarily related to the increase in management and staff salary and welfare expenses of $305,000 and staff commission expenses of $92,000 offsetting the decrease in selling logistic expenses of $289,000 as compared with last year.
     Other operating income — Other operating income was $1,838,000 for the year ended March 31, 2008, an increase of $462,000 as compared with the other operating income of $1,376,000 for the year ended March 31, 2007.
     On a segment basis, other operating income attributable to the plastic segment increased $861,000 to $2,346,000 in the year ended March 31, 2008, as compared to other expenses of $1,485,000 for the year ended March 31, 2007. The increase was mainly attributed to an increase in exchange translation gain of $1,193,000 relating to a subsidiary having RMB functional currency, and a decrease in allowance for doubtful receivables of $168,000, offsetting decrease in gain on disposal of fixed assets of $560,000 as compared with the prior year.
     Other operating expenses attributable to the electronic & metallic segment increased $400,000, to operating expenses of $508,000 in the year ended March 31, 2008, as compared to other operating expenses of $108,000 for the year ended March 31, 2007. This increase in other operating expenses was primarily attributable to an impairment in goodwill relating to a metallic subsidiary of $317,000 as described in Note 7 of Notes to the Consolidated Financial Statements, the increase in exchange loss of $231,000 and the decrease in gain on disposal of fixed assets of $126,000 offsetting the decrease in allowance for doubtful receivables of $204,000 during the year ended March 31, 2008.
     Operating Income — Operating income was $8,670,000 for the year ended March 31, 2008, a decrease of $5,022,000, or 36.7% as compared with the prior year.
     On a segment basis, the operating income of the plastics segment decreased $3,512,000 to $6,593,000 or 11.2% of net sales in the year ended March 31, 2008 compared to $10,105,000 or 17.0% of net sales in the prior year. The decrease in operating income in this segment was attributable to the decrease in gross profit and the increase in SG&A offsetting the increase in other operating income as described above.
     The operating income of the electronics & metallic segment decreased $1,511,000 to $2,077,000 or 2.4% of net sales, in the year ended March 31, 2008 compared to $3,588,000 or 4.6% of net sales in the prior year. The decrease in operating income in this segment was attributable to the decrease in gross profit, coupled with the increase in SG&A expenses and other operating expenses as described above.
     Non-operating income — Non-operating income for the year decreased by $26,000 to $521,000 for the year ended March 31, 2008 as compared with last year. This is mainly attributed to the decrease in interest income of $20,000 and rental income of $70,000 offsetting the decrease in impairment loss on marketable securities of $67,000 as compared with prior year.
     Income Taxes — Income tax for the year ended March 31, 2008 is comprised of income tax expenses of $654,000 and a deferred tax asset of $550,000, compared with income tax expenses of $624,000 and a deferred tax provision of $615,000 in the prior year.
     On a segment basis, the income tax of the plastic segment is comprised of income tax expenses of $637,000 and a deferred tax asset of $321,000 for the year ended March 31, 2008, as compared with income tax expenses of $472,000 and a deferred tax provision of $615,000 in the prior year. The decrease in income tax expense was mainly attributed to the additional tax provision made during the corresponding year ended March 31, 2007 as a result of an additional tax assessment in connection with the amounts of assessable profits and the date of commencement of the first profitable year for our Dongguan plastic subsidiary. As a result, we made a tax provision of approximately $154,000, $92,000 and $166,000 for taxable calendar years 2004, 2005 and 2006 respectively, at an applicable tax rate of 24% with a 50% tax exemption for the calendar years 2004 to 2006. The tax assessment and payment for calendar years 2004, 2005 and 2006 were settled during the year ended March 31, 2008. For taxable calendar year 2007, we initially provided an applicable national tax rate of 24% and 3% local tax rate but we have recently been approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 12%. Hence, an over-provision of income tax was made in the last quarter. The income tax expenses for the electronic & metallic segment is comprised of income tax expenses of $18,000 and a deferred tax asset of $230,000 as compared with income tax expenses of $152,000 in the prior year.
     Minority Interest — There was no minority interest as of March 31, 2008, whereas the minority interest for the five months ended August 31, 2007 and year ended March 31, 2008 represented a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries. In August 2007, the Company acquired an additional 24% interest in Integrated, increasing its ownership in that subsidiary from 76% to 100%. As a result of the decrease in Minority interest in Deswell’s electronic & metallic segment during the year, the dollar amount of minority interest decreased by $605,000 from $833,000 for the year ended March 31, 2007.
     Net Income — Net income was $8,859,000 for the year ended March 31, 2008, a decrease of $3,308,000 or 27.2%, as compared to net income of $12,167,000 for the year March 31, 2007. Net income as a percentage of net sales decreased from 8.9% to 6.2 % for the year ended March 31, 2008. The decrease in net income was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and decrease in minority interest, as described above.
     Net income for the plastic segment decreased by $2,732,000 or 28.9 % to $6,735,000 for the year ended March 31, 2008 compared to $9,467,000 for the prior year 2007. The decrease in net income of the plastic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses, as described above.
     Net income for the electronic & metallic segment decreased by $577,000 or 21.4% to $2,124,000 for the year ended March 31, 2008 compared to $2,701,000 for the prior year 2007. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income offsetting the decrease in income tax expenses and in minority interest, as described above.
Seasonality
     The following table sets forth certain unaudited quarterly financial information sequentially for the twelve quarters in the three-year period ended March 31, 2009 (in thousands):

	Year ended March 31,
	2007				2008				2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$31,689	$35,715	$39,002	$30,373	$38,452	$38,414	$35,416	$31,524	$35,039	$32,241	$37,101	$27,357
Gross profit	8,446	8,865	8,754	5,208	6,762	6,698	7,923	5,050	5,901	3,524	6,413	4,330
Operating income	3,866	3,973	4,016	1,837	3,304	1,681	3,033	652	1,310	(1,663)	878	220
Net income	3,403	3,597	3,605	1,562	3,111	1,755	2,955	1,038	1,293	(1,675)	987	590
     The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2009 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009
Net sales	$31,689	$38,452	$35,039	$35,715	$38,414	$32,238	$39,002	$35,416	$37,101	$30,373	$31,524	$27,357
Gross profit	8,446	6,762	5,901	8,865	6,698	3,522	8,754	7,923	6,413	5,208	5,050	4,330
Operating income (loss)	3,866	3,304	1,310	3,973	1,681	(1,663)	4,016	3,033	878	1,837	652	220
Net income (loss)	3,403	3,111	1,293	3,597	1,755	(1,675)	3,605	2,955	987	1,562	1,038	590
     The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.
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
     Until July 21, 2005, exchange rate fluctuations between the RMB and the US dollar had not had a significant impact on the Company’s operating results. In 1994, China adopted a floating currency system whereby the official exchange rate is equal to the market rate. Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the US dollar and was relatively stable. During its fiscal years ended March 31, 2004 and 2005, the average exchange rate was 8.28 Yuan per US$1.00. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11, resulting in an approximately 2% appreciation in the value of the RMB against the U.S. dollar. The four main currencies in the basket to which the RMB was linked were the US dollar, the Euro, the Japanese yen and the Korean won. In the months since July 2005, further appreciation against the US dollar continued to occur and by July 31, 2009, the RMB had risen to 6.8321 to the US dollar. As a consequence, and in addition to increases in plastic resin and labor costs, in each of the years ended March 31, 2007, 2008 and 2009, Deswell’s operating costs increased from levels existing prior to the exchange rate adjustment. Since the Company was not able to pass on to its customers most of these cost increases by price increases of its products, Deswell’s gross margins, operating income and net income were adversely affected.
     If the trend of RMB appreciation to the US dollar continues or the Chinese government allows a further and significant RMB appreciation, Deswell’s operating costs would further increase and its financial results would be adversely affected by such increase. If Deswell determined to pass onto its customers through price increases the effect of increases in the Chinese RMB relative to the U.S. dollar, it would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those Deswell offers in lower-cost regions of the world.
     For additional information regarding the appreciation of the exchange rate of the RMB to the U.S. dollar from July 21, 2005 to March 31, 2009, please see the chart on page 11 of this Report.
     We did not hedge our currency risk during the years ended March 31, 2007, 2008 and 2009 and at March 31, 2009, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.
Liquidity and Capital Resources
     For the year ended March 31, 2009, net cash generated from operations totaled $11,669,000, including net income of $1,195,000 and depreciation and amortization of $7,264,000. Accounts receivable increased by $918,000, over levels at March 31, 2008, primarily as a result of the increase in credit sales to our largest customer despite the increase in provision of doubtful accounts receivable of $275,000. Inventories decreased by $4,923,000 over levels at March 31, 2008, primarily resulting from the decrease in our inventory of electronic parts. Accounts payable decreased by $2,157,000 over levels at March 31, 2008, primarily because of the decrease in materials purchases. For the year ended March 31, 2008, net cash generated from operations totaled $16,418,000, including net income of $8,859,000 and depreciation and amortization of $6,940,000.
     Net cash used in investing activities amounted to $7,057,000 and $7,369,000 for the year ended March 31, 2009 and 2008, respectively. Capital expenditures during these periods totaled $7,402,000 and $7,288,000, respectively. There were no acquisitions of marketable securities during either of these periods. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China.
     Net cash used in financing activities for the years ended March 31, 2009 and 2008 were $3,789,000 and $8,537,000, respectively. Net cash we used in financing activities during the year ended March 31, 2009 was primarily to fund dividend payments to shareholders. Net cash we used in financing activities during the year ended March 31, 2008 was primarily to fund the dividend payments to shareholders of $9,523,000, net of the proceeds of $986,000 from the exercise of stock options from directors and employees.
     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was decreased from 5.25% to 5.0% during the year ended March 31, 2009.
     At March 31, 2009, the Company had cash and cash equivalents of $23,134,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.
     At March 31, 2009, the Company had capital commitments for purchase of plant and machinery totaling $130,000 which are expected to be disbursed during the year ending March 31, 2010. Also, the Company had capital commitments for a new enterprise resource planning software system upgrade project at March 31, 2009 totaling $216,000 of which $82,000 are expected to be disbursed by March 31, 2010 and $134,000 by March 31, 2011, respectively.
     A summary of our contractual obligations and commercial commitments as of March 31, 2009 is as follows:

	Payments due by period (in thousands)
			Period from	Period from	Period
		Year ending	April 1, 2010	April 1, 2012	after
		March 31,	to March 31,	to March 31,	March 31,
Contractual obligations	Total	2010	2012	2014	2014
Long-term bank borrowing	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease payments	154	136	18	—	—
Capital expenditures	346	212	134	—	—
Purchase obligations	5,854	5,854	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$6,354	$6,202	$152	$—	$—

Off Balance Sheet Arrangements
     We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.
Critical Accounting Policies and Recent Changes in Accounting Standards
     For a discussion of critical accounting policies and recently issued and changes in accounting standards relevant to our financial performance and financial statements, see Note 2 of Notes to Consolidated Financial Statements included in Part III, Item 18, in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The directors and executive officers of the Company at July 31, 2009 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	64	Chairman of the Board of Directors
Franki Shing Fung Tse	45	Chief Executive Officer
Chin Pang Li	63	Executive Director of Manufacturing and Administration for Plastic
		Operations and Member of the Board of Directors
Hung-Hum Leung	63	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	62	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	63	Non-Executive Director and Member of Audit Committee
Betty Ching Han Lam	47	Chief Financial Officer
      Richard PUI HON Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.
     Franki SHING FUNG Tse. Mr. Tse joined Deswell in February 2007 at its Chief Executive Officer, bringing with him over 19 years experience in the tool-making, plastic injection and electronic service provider, or EPS, industry. From July 2005 until joining Deswell, he served as Vice President of Operations for Goodbaby Child Products Co. Ltd., a leading baby-products manufacturing company in Shanghai, China with approximately 15,000 workers. From May 2001 to June 2005 Mr. Tse served as Director of Marketing of Deswell’s plastic subsidiary, Jetcrown Industrial (Dongguan) Ltd. From 1988 to 2000, Mr. Tse was in charge of the China Sales Business Division of Qualidux Industrial Co., Ltd., a group of companies engaged in original design and original equipment plastics manufacturing. Mr. Tse received his MBA in Business Finance from the University of Lincoln, United Kingdom in 2002.
     CHIN PANG Li. Mr. Li has served the Company as a Member of the Board of Directors and in various executive capacities with the Company and its predecessors since their inception in 1987. He became Secretary of the Company in February 1995 and Chief Financial Officer in May 1995, a position which he held until March 31, 2006. As Executive Director of Manufacturing and Administration for Plastic Operations, Mr. Li is in charge of the manufacturing and administrative operations for the Company’s plastic products. Mr. Li received his Bachelor of Science degree from Chun Yan Institute College, Taiwan in 1967.
     Hung-Hum Leung. Mr. Leung has been a non-executive director of the Company and member of the Audit Committee since December 1999. Mr. Leung has over 25 years of experience in the manufacture of electronic products. Mr. Leung was the founder of Sharp Brave Holdings Ltd., a Hong Kong public company listed on the Hong Kong Stock Exchange, and from 1991 to 1995 served as the Chairman of Sharp Brave Holdings Ltd. Since 1995, Mr. Leung has been an independent consultant to the electronics industry. He received his Bachelor of Science degree in Physics from the National Taiwan University in 1971.
     Allen Yau-Nam Cham. Mr. Cham has been a non-executive director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary’s University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.
     Wing-Ki Hui. Mr. Hui has been a non-executive director of the Company and member of the Audit Committee since October 2004. Since 1995 he has been the Operation Director of Tomorrow International Holdings Limited, a company listed on the Hong Kong Stock Exchange engaged in manufacturing of consumer electronics and printed circuit boards. Prior to serving in this capacity, Mr. Hui was Executive Director of Sharp Brave International Holdings Limited from 1991 to 1995 and Director of Sharp Brave Electronics Co., Ltd. from 1984 to 1995. Mr. Hui possesses over 20 years of experience in the electronic manufacturing industry, and is a graduate of South East Electronic College in Hong Kong.
     Betty CHING HAN Lam. Ms. Lam joined the Company as Chief Financial Officer effective on August 1, 2008. Ms Lam has over 20 years experience in accountancy profession in various industries. Before joining

Deswell, Ms. Lam served as Finance Director from August 2007 until July 2008, and as Financial Controller from March 2000 to July 2007, for Paxar (China) Limited, a multinational corporation manufacturing packaging items, hang tags, woven and paper labels for the garment industries. During the fifteen years preceding her tenure at Paxar, Ms. Lam served in the finance departments of other enterprises, including over three years with Deloitte Haskins & Sells, an international public accounting firm that was one of the predecessors of Deloitte & Touche (Deloitte, Touche Tohmatsu in Asia). Ms Lam received her Master of Business in Accounting and Finance from the University of Technology, Sydney in 1996 and her Professional Diploma in Accountancy from the Hong Kong Polytechnic in 1985.
     No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.
Compensation of Directors and Executive Officers
Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2009 to all directors and executive officers as a group for services in all service capacities was approximately $1,940,000, which
•	excludes amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company during the year ended March 31, 2009; and

•	includes compensation amounts paid to one former director and executive officer and two other executive officers, all of whom we lost at different dates during the year ended March 31, 2009.
See the discussion under “We depend on our executive officers, senior managers and skilled personnel. We lost three of our top executives during fiscal 2009 and have not yet replaced them, which has increased the pressure and responsibilities on our remaining senior managers” in Item 3 Key Information — Risk Factors, above.
Directors
     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui are each “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace Rules.
Board Practices
     The directors of the Company are elected at its annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.
Audit Committee
     The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.
Other Committees; NASDAQ Compliance
     In August 2005, Deswell determined to disband and no longer have either a compensation committee or a nominating committee as the law of the British Virgin Islands, Deswell’s place of organization, and Deswell’s Memorandum and Articles of Association do not require it to have such committees. Moreover, the law of the British Virgin Islands does not require that the compensation of our Chief Executive Officer and other executive officers to be determined or recommended to the board by a majority of our independent directors or require that nominees for appointment as our directors be selected or recommended by a majority of our independent directors.

Although such board practices or committees, consisting of independent directors as defined by NASDAQ’s Marketplace Rules, are required of U.S. domestic public companies with securities listed on The Nasdaq Stock Market, they are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. In addition to not having a compensation committee or a nominating committee consisting of independent directors, Deswell also follows home country practice of not having nominees to its board selected or recommended by a majority of its independent directors; not having the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of our independent directors; and Deswell’s independent directors do not meet in executive session.
     Until the retirement of Chi Wai Leung effective January 1, 2009, who, in addition to serving as our Executive Director of Engineering for Plastic Operations, also served on our board of directors, a majority of our Board of Directors were not “independent” directors within the definition of “independent director” in NASDAQ Marketplace Rule 4200(a)(15) (which was in effect at the time of such resignation and has since been replaced without material change by NASDAQ Marketplace Rule 5605(a)(2)) and accordingly we did not theretofore comply with then applicable NASDAQ Market place Rule 4350(c)(1). Although our Board now consists of a majority of independent directors, if we choose to fill Mr. Leung’s former position on our Board with a member of our management team or a person not otherwise deemed “independent” under NASDAQ’s Marketplace Rules, we would not then comply with NASDAQ Marketplace Rule 5605(b)(1) (which replaced NASDAQ Market place Rule 4350(c)(1) effective April 13, 2009) and our corporate governance standards would again differ in this regard from those applied to US domestic issuers under NASDAQ’s Marketplace Rules. See also “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 17 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to US domestic issuers and US NASDAQ-listed companies.
Employees
     At March 31, 2009, the Company employed 3,622 persons on a full-time basis, of which 10 were located in Macao and 3,612 located in and travel to and from China. Of the Company’s employees 2,703 and 909 engaged in plastic injection molding manufacturing and contract electronic manufacturing, metal molds and parts manufacturing, respectively, at March 31, 2009. The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.
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
     On August 20, 2003, the Board approved the adoption of the 2003 Stock Option Plan permitting the Company to grant options to purchase up to an additional 900,000 common shares to employees, officers, directors, consultants and advisors of the Company. On September 30, 2003 shareholders approved the 2003 plan. On August 1, 2005, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 500,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,400,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on September 19, 2005.
     On August 17, 2007, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option to increase by 400,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 1,800,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on October 9, 2007.
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
     At June 30, 2009, options to purchase an aggregate of 4,269,000 shares had been granted under the option plans, options to purchase an aggregate of 1,091,500 common shares were outstanding and options to purchase 217,500 shares were available for future grant under the option plans.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2009, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Number of shares
	beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	1,716,045	(2)	10.6
Chin Pang Li	1,520,750	(3)	9.4
Royce & Associates, Inc.	836,771	(4)	5.3
Franki Shing Fung Tse	*		*
Betty Ching Han Lam	*		*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

*	Less than 1%.

(1)	Based on 15,790,810 shares outstanding on June 30, 2009. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 1,346,545 held of record by Mr. Lau and options to purchase 369,500 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $10.39 per share until April 8, 2019.

(3)	Consists of 1,151,250 held of record by Mr. Li and options to purchase 369,500 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $10.39 per share until April 8, 2019.

(4)	Based on Amendment No. 8 to Schedule 13G filed with the SEC on January 23, 2009.
Change in the Percentage Ownership Held by Major Shareholders
     The following table reflects the percentage ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2007	2008	2009
Richard Pui Hon Lau(2)	25.3	10.2	8.5
Chin Pang Li(2)	24.0	9.0	7.3
Royce & Associates, Inc.	8.1	8.6	5.3	(3)
Chi Wai Leung(2)	24.1	8.4		(4)
Leesha Holdings Ltd.(2)	22.8	—	—
Wellington Management Company, LLP	10.6	11.4	—	(5)
FMR Corp./ Edward C. Johnson 3d/ Abigail P. Johnson	6.0	5.5		(6)
Micropower Enterprises Limited	7.6	—	—

(1)	Based on 15,143,730, 15,790,810 and 15,790,810 shares outstanding on June 30, 2007, 2008 and 2009, respectively. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)	Leesha Holding Ltd. is an investment holding company organized as an International Business Company under the laws of the British Virgin Islands. Messrs. Lau, Li and Leung, who are its directors, wholly own Leesha in equal shares. Among other investments, Leesha owned 3,453,750 common shares of Deswell, which were transferred to Leesha by Messrs. Lau, Li and Leung shortly after Deswell’s initial public offering in 1996. On September 14, 2007, Leesha declared a dividend to its shareholders of all 3,453,750 common shares of Deswell, distributing 1,151,250 shares of the Company to each of Messrs. Lau, Li and Leung. Accordingly, effective when Leesha distributed its Deswell shares, the beneficial ownership of Leesha in Deswell, and the attribution of such ownership to each of Messrs. Lau, Li and Leung, as Leesha’s directors and principal shareholders, terminated.

(3)	Based on Amendment No. 8 to Schedule 13G filed with the SEC on January 23, 2009.

(4)	Mr. Leung retired as Executive Director of Engineering for Plastic Operations and a member of Deswell’s Board of Directors effective on January 1, 2009 and Deswell has been advised that since his retirement through June 30, 2009, Mr. Leung, through open market sales, has reduced his holdings of Deswell shares to below five percent.

(5)	Based on Amendment No. 7 to Schedule 13G filed with the SEC on January 12, 2009.

(6)	Based on Amendment No. 6 to Schedule 13G filed with the SEC on February 17, 2009, which disclosed that the reporting person reduced its holdings to less than five percent.
     All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2009, approximately 26 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2009, 19 holders of record with addresses in the United States held approximately 12.6 million of our outstanding common shares.
Related Party Transactions
     Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2009 through July 31, 2009, the latest practical date prior to filing of this Report.
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
Exports Sales
     Information regarding our export sales is provided in Item 4 “Information on the Company — “Business Overview — Customers and Marketing.”
Dividend Policy
     Commencing with the fiscal year ended March 31, 2003, the Company announced it would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31,
•	2007 aggregating $9,720,000, $2,089,000 of which was based on results for the last quarter of the year ended March 31, 2006 and $7,631,000 of which was based on results for the first three quarters of the year ended March 31, 2007;

•	2008 aggregating $9,523,000, $2,574,000 of which was based on results for the last quarter of the year ended March 31, 2007 and $6,949,000 of which was based on results for the first three quarters of the year ended March 31, 2008; and

•	2009 aggregating $3,790,000, $1,895,000 of which was based on results for the last quarter of the year ended March 31, 2008 and $1,895,000of which was based on results for the first three quarters of the year ended March 31, 2009.
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
     The following table sets forth the high and low sale prices per share as reported by The NASDAQ Global Market (the NASDAQ National Market before July 4, 2006) for each of the years in the five-year period ended March 31, 2009 (adjusted for per share prices before April 2005, for the Company’s three-for-two stock split effected in March 2005):

Year Ended March 31,	High	Low
2009	$7.65	$1.12
2008	13.04	6.00
2007	12.50	8.10
2006	16.48	9.00
2005	18.167	12.867
     The following table sets forth the high and low sale prices per share of Deswell’s shares as reported by the NASDAQ Global Market during each of the quarters in the two-year period ended March 31, 2009.

Quarter ended	High	Low
March 31, 2009	$1.90	$1.27
December 31, 2008	3.82	1.12
September 30, 2008	6.05	3.00
June 30, 2008	7.65	5.60
March 31, 2008	6.96	6.07
December 31, 2007	7.47	6.00
September 30, 2007	10.13	9.24
June 30, 2007	13.04	10.92
     The following table sets forth the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market during each of the six months ended June 30, 2009.

Month ended	High	Low
June 30, 2009	$3.59	$2.66
May 31, 2009	2.65	2.36
April 30, 2009	2.49	1.75
March 31, 2009	1.80	1.32
February 29, 2009	1.80	1.51
January 31, 2009	1.90	1.27
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Not applicable.
Memorandum and Articles of Association
     In December 2007, we filed with the Registrar of Corporate Affairs of the British Virgin Islands, the jurisdiction of registrant’s organization, an amended and restated Memorandum and Articles of Associations (collectively the “2007 Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States. The 2007 Charter, which became effective on December 13, 2007, amended and restated our Memorandum and Articles of Association, as amended that were in effect prior to the 2007 Charter. The purpose of adopting the 2007 Charter was to:
     (a) make our shares eligible for a direct registration system operated by a securities depository in accordance with Nasdaq Marketplace Rule 4350(1) that became effective on January 1, 2008 (renumbered, without material change, as NASDAQ Marketplace Rule 5210(c) operative April 13, 2009) as to companies, like us, having had equity securities listed on the NASDAQ Stock Market prior to January 1, 2007;
     (b) make various consequential amendments to our Memorandum and Articles of Association in accordance with the advice from our US and BVI counsel so as to make them (a) consistent with the BVI Business Companies Act, 2004, as amended (the “Act”), the Act having come into force on January 1, 2004 superseding in certain respects the International Business Companies Act, 1984, the relevant legislation which had previously governed us and (b) make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States;
     (c) continue certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States; and
     (d) provide recognition of, and assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.
     Under our 2007 Charter, holders of our shares

•	Continue to be entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors;

•	Continue not to have cumulative voting rights in the election of directors; and

•	Continue to be entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law.

•	The 2007 Charter did not change that

•	all of common shares are equal to each other with respect to liquidation and dividend rights;

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings; or

•	holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.
Objects and Purposes
     Our objects and purposes are described in Clause 5 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.
Directors
     Our Articles of Association (Regulation 12.4) provides that except as otherwise provided in the BVI Business Companies Act, 2004 (No. 16 of 2004) — the British Virgin Islands corporate law that governs BVI companies like Deswell — no agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and such agreement or transaction has been approved by the irrevocable vote of a majority of the Company’s directors, including at least, one Independent Director. In addition, the favorable vote of a majority of the directors, including at least one Independent Director, shall be required to approve any transaction or agreement between the Company and any officer of the Company or any person or entity holding 10 percent or more of the outstanding Shares.
     Our Articles of Association (Regulation 7.11) provide that the directors may by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.
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
Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders
     Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,790,810 common shares were outstanding on June 30, 2009.
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
Calling Annual General Meetings and Extraordinary General Meetings of Shareholders
     British Virgin Islands law does not require a company, such as Deswell, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting (Regulation 6.3).
     Under British Virgin Islands law, unless otherwise provided by a company’s Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time (Regulation 6.1) and upon the written request of shareholders entitled to exercise ten percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of Shareholders (Regulation 6.2).
     British Virgin Islands law and our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting. (Regulation 6.6)
     British Virgin Islands law and our Articles of Association provide that notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting. (Regulation 6.7)
Limitations on Share Ownership
     British Virgin Islands law and our Memorandum of Association and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercising voting rights to our common shares.
Potential Anti-Takeover Deterrence
     Neither our Articles of Association nor Memorandum of Association contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. However, pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our board of directors without shareholder approval may amend our Memorandum and Articles of Association (provided that a majority of our independent directors do not vote against the amendment and provided further that our directors may not make an amendment that
     (a) to restrict the rights or powers of the shareholders to amend the Memorandum or the Articles;
     (b) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;
     (c) in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders;
     (d) change Clause 7 of our Articles of Association conferring the rights of our shareholders to one vote per share, the right to equal share in dividend paid by the company or to surplus assets on liquidation.; or
     (e) change Clause 9 of our Articles of Association which sets forth rights of our shareholders and directors to amend our Memorandum and Articles of Association.
     Our directors’ ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.
Ownership Information
     Neither our Articles of Association nor Memorandum of Association provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed.

Differences from United States Law
     The laws of the British Virgin Islands governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Memorandum of Association without shareholder approval and with respect to potential anti-takeover deterrence. Delaware law requires shareholders to approve any amendments to a corporation’s Certificate of Incorporation and contains provisions restricting a Delaware corporation’s rights to engage in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Delaware law.
Material Contracts
     The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which Deswell or any subsidiary of Deswell is a party for the two years immediately preceding the filing of this report.
     On August 17, 2007, Deswell entered into a Stock Purchase Agreement with Shu Kwan Lee and Man Chi Tam, minority shareholders of Integrated International Ltd. (“Integrated”) to acquire the remaining 24% equity interest of Integrated, agreeing to pay for such interest consideration of $6,734,378, consisting of (a) 632,080 common shares of Deswell (based on the closing price per share of Deswell’s shares on August 17, 2008) and (b) a cash payment of HK$3,234,180 (approximately US$413,578) to Messrs. Lee and Tam. A copy of this Stock Purchase Agreement is included as Exhibit 4.3 to this Report.
     On August 5, 2009, Deswell entered into a Sale and Purchase Agreement with a third party to sell real property Deswell owns in Shekou, Shenzhen, China that it formerly used for its plastic injection molding operations for RMB50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net). The sale is expected to close after required local government transfer and other approvals have been obtained. An English summary of this Sale and Purchase Agreement is included as Exhibit 4.4 to this Report.
Taxation
United States Federal Income Tax Consequences
     The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.
General
     This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.
U.S. Holders
     For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:
•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
     If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.
      Distributions
     Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning after December 31, 2010 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2008 or 2009; and, although we cannot provide assurances in this regard, we do not anticipate becoming a PFIC in the future. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
     To the extent any distribution exceeds our E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. See “Sale, Exchange or Other Disposition of Our Common Shares,” below. Because we are not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.
     For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and will generally be “passive category income”, or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends paid on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.
      Sale, Exchange or Other Disposition of Our Common Shares
     Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:
•	you will recognize capital gain or loss equal to the difference (if any) between:

•	the amount realized on such sale, exchange or other taxable disposition and

•	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.
      Passive Foreign Investment Company (PFIC)
     A U.S. Holder generally would be subject to a special tax regime (that differs in certain material respects from that described above) if we were a PFIC at any time during which such Holder held our shares.
     An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2008 or 2009; and, although we cannot provide assurances in this regard, we do not anticipate becoming a PFIC in the future. A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. As a result of the classification as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies.
     A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in their gross income. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available.
     In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC.
     An actual determination of PFIC status is factual in nature. Given the complexity of the issues regarding our classification as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our PFIC status.
Non-U.S. Holders
     If you are not a U.S. Holder, you are a “Non-U.S. Holder.”
      Distributions on Our Common Shares
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
      Sale, Exchange or Other Disposition of Our Common Shares
     Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:
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
Backup Withholding and Information Reporting
     Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:
•	you are a corporation or other exempt recipient, or

•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.
     Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Exchange Controls
     There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Macao, where the Company’s principal executive offices are located, or the British Virgin Islands, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material British Virgin Islands’ laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to non resident holders of the Company’s common shares. British Virgin Islands’ law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.
     China’s laws and regulations regulate dividend distribution and repatriation by the Company’s China subsidiaries. To date these controls, with the exception of a requirement that 11% of profits to be reserved for future developments and staff welfare, have not had and are not expected to have a material impact on the Company’s financial results. To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Macao and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements.
     None of our Chinese subsidiaries had any restricted net assets at, nor restricted retained earnings for the years ended March 31, 2007, 2008 or 2009.

Foreign Currency Risk
     At March 31, 2007, 2008 and 2009, the Company had no open forward exchange contracts or option contracts.
     Cash on hand at March 31, 2009 of $23,134,000 was held in the following currencies:

Equivalent
U.S. Dollar
Holdings
United States dollars	13,695,000
Chinese RMB	7,395,000
Hong Kong dollars	2,002,000
Macao dollars	13,000
Euro	16,000
Japanese yen	11,000
Pounds sterling	2,000
     See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.
Interest Rate Risk
     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $23,134,000 as at March 31, 2009 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2009 we had no long-term debt or short-term bank loans outstanding on our credit facilities.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (c) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of March 31, 2009.
     Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2009 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
     A deficiency in internal control over financial reporting exists, as defined under Standards of the Public Company Accounting Oversight Board, when the design or operation of a control does not allowance management or employees, in the normal course of performing their assigns functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.
     Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework.
     Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2009, the Company’s internal control over financial reporting was effective based on above described criteria.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of internal control over financial reporting as of March 31, 2009 has been audited by BDO Limited, an independent registered public accounting firm with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth immediately below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Deswell Industries, Inc.
We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Deswell Industries, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2009 and our report dated August 14, 2009 expressed an unqualified opinion thereon.

/s/ BDO Limited
BDO Limited
Hong Kong, August 14, 2009
Remediation of Material Weaknesses in Internal Control Over Financial Report Identified in Fiscal 2008
     In our annual report on Form 20-F for the year ended March 31, 2008, our management identified a material weakness in our internal control over financial reporting which related to the design in determining the valuation of work in progress and finished goods in inventories in our plastic manufacturing operations business segment. There was a change in the valuation basis in work in progress and finished goods inventories in the fourth quarter of our fiscal year ended March 31, 2008. The design of the controls in changing the process was inadequate to detect valuation errors. In order to rectify such design deficiency, we re-designed the control procedures and implemented a revised inventory valuation method in our plastic manufacturing operations to more accurately record the cost of work in process and finished goods inventories in the preparation of our financial statements. At September 17, 2008, the date we filed our annual report on Form 20-F for the year ended March 31, 2008 with the U.S. Securities and Exchange Commission that included our audited financial statements for the year ended March 31, 2008 and reported on our internal control over financial reporting for fiscal 2008, we were assessing the effectiveness of this new control design to assure our financial reporting reliability and the preparation of consolidation financial statements in accordance with U.S. GAAP.
     We believe that the foregoing corrective action resolved the material weaknesses that existed as of March 31, 2008 and that as of March 31, 2009, it was no longer reasonably possible that our financial statements will be materially misstated. Accordingly, as stated in management’s report on internal control over financial reporting included above, we have concluded that our internal control over financial reporting was effective as of March 31, 2009.
Changes in Internal Controls
     Except as mentioned above there were no changes in the Company’s internal controls during the period covered by this Report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
     We are in the process of strengthening the information technology in our corporate office by installing a new enterprise resource planning, or ERP, software system which the Company committed to acquire from SAP Hong Kong Co., Ltd. in July 2008

ITEM 16. RESERVED
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2009 was BDO Limited (“BDO”).
     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2008 and 2009.

	Year ended March 31,
	2008	2009
	(In thousands)
Audit fees (1)	$244	$226
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

	$244	$226

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.
     Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
     According to the Instructions to Item 16-F of Form 20-F, this Item is not applicable to Deswell until its Annual Report on Form 20-F for the year ending March 31, 2010.
ITEM 16G. CORPORATE GOVERNANCE.
     For information regarding whether our corporate governance standards differ from those applied to US domestic issuers, see the discussion under “Other Committees; NASDAQ Compliance” in Item 6. Directors and Senior Management of this Report.
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
We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2008 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 14, 2009 expressed an unqualified opinion thereon.

/s/ BDO Limited
BDO Limited
Hong Kong, August 14, 2009

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$22,718	$23,134
Marketable securities (note 3)	116	100
Accounts receivable, less allowances for doubtful amounts of $74 and $349 at March 31, 2008 and 2009, respectively	21,397	22,227
Inventories (note 4)	26,462	21,445
Assets held for sale (note 6)	—	987
Prepaid expenses and other current assets (note 5)	3,205	1,887
Income taxes receivable	3	—

Total current assets	73,901	69,780
Property, plant and equipment-net (note 6)	65,885	66,564
Deferred income tax assets (note 9)	230	746
Goodwill (note 7)	391	392

Total assets	$140,407	$137,482

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$12,527	$10,370
Accrued payroll and employee benefits	2,769	2,473
Customer deposits	1,125	1,460
Other accrued liabilities (note 8)	2,100	2,167
Income taxes payable	629	705

Total current liabilities	19,150	17,175

Commitments and contingencies (note 10)	—	—

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2008 — 15,790,810; March 31, 2009 — 15,790,810	49,923	49,923
Additional paid-in capital	7,709	7,771
Accumulated other comprehensive income	3,734	5,316
Retained earnings	59,891	57,297

Total shareholders’ equity	121,257	120,307

Total liabilities and shareholders’ equity	$140,407	$137,482

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2007	2008	2009
Net sales	$136,779	$143,806	$131,738
Cost of sales	105,506	117,373	111,570

Gross profit	31,273	26,433	20,168
Selling, general and administrative expenses	18,957	19,601	19,291
Other income (expenses), net	1,376	1,838	(132)

Operating income	13,692	8,670	745
Non-operating income, net	547	521	168

Income before income taxes and minority interests	14,239	9,191	913
Income taxes (note 9)	1,239	104	(282)

Income before minority interests	13,000	9,087	1,195
Minority interests	833	228	—

Net income	12,167	8,859	1,195

Other comprehensive income
Foreign currency translation adjustment	670	2,628	1,582

Comprehensive income	$12,837	$11,487	$2,777

Net income per share (note 2)
Basic:
Net income per share	$0.81	$0.57	$0.08

Weighted average common shares outstanding (shares in thousands)	14,956	15,517	15,791

Diluted:
Net income per share	$0.81	$0.57	$0.08

Weighted average common and potential common shares (shares in thousands)	15,048	15,556	15,805

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

				Accumulated
	Common stock		Additional	other
	Shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity

Balance at March 31, 2006	14,923,730	41,254	6,970	436	58,108	106,768
Stock-based compensation	—	—	820	—	—	820
Exercise of stock options	115,000	1,139	(189)	—	—	950
Foreign currency translation adjustment	—	—	—	670	—	670
Net income	—	—	—	—	12,167	12,167
Dividends ($0.65 per share)	—	—	—	—	(9,720)	(9,720)

Balance at March 31, 2007	15,038,730	42,393	7,601	1,106	60,555	111,655
Stock-based compensation	—	—	310	—	—	310
Exercise of stock options	120,000	1,188	(202)	—	—	986
Issue of common stock for acquisition of additional interest in a subsidiary	632,080	6,342	—	—	—	6,342
Foreign currency translation adjustment	—	—	—	2,628	—	2,628
Net income	—	—	—	—	8,859	8,859
Dividends ($0.61 per share)	—	—	—	—	(9,523)	(9,523)

Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257
Stock-based compensation	—	—	62	—	—	62
Foreign currency translation adjustment	—	—	—	1,582	—	1,582
Net income	—	—	—	—	1,195	1,195
Dividends ($0.24 per share)	—	—	—	—	(3,789)	(3,789)

Balance at March 31, 2009	15,790,810	49,923	7,771	5,316	57,297	120,307

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2007	2008	2009
Cash flows from operating activities
Net income	$12,167	$8,859	$1,195
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,274	6,940	7,264
Impairment of property, plant and equipment	—	—	176
Loss (gain) on sale of property, plant and equipment	(643)	43	216
Unrealized holding (gain) loss on marketable securities	57	(9)	16
Impairment loss on goodwill	—	317	—
Stock-based compensation	820	310	62
Minority interests	833	228	—
Deferred tax	615	(551)	(517)
Changes in operating assets and liabilities:
Accounts receivable	(2,745)	(334)	(918)
Inventories	(7,650)	3,033	4,923
Prepaid expenses and other current assets	36	(345)	1,306
Income taxes receivable	(130)	127	3
Accounts payable	4,979	(3,338)	(2,157)
Accrued payroll and employee benefits	1,331	23	(376)
Customer deposits	109	342	335
Other accrued liabilities	488	594	67
Income taxes payable	266	179	74

Net cash provided by operating activities	15,807	16,418	11,669

Cash flows from investing activities
Purchase of property, plant and equipment	(7,812)	(7,288)	(7,402)
Acquisition of minority interest in a subsidiary	—	(414)	—
Proceeds from sale of property, plant and equipment	3,232	333	345

Net cash used in investing activities	(4,580)	(7,369)	(7,057)

Cash flows from financing activities
Dividends paid	(11,809)	(9,523)	(3,789)
Dividends paid to minority shareholders of a subsidiary	(582)	—	—
Exercise of stock options	950	986	—
Decrease in restricted cash	649	—	—

Net cash used in financing activities	(10,792)	(8,537)	(3,789)

Effect of exchange rate changes	(1,255)	(2,343)	(407)

Net increase/ (decrease) in cash and cash equivalents	(820)	(1,831)	416
Cash and cash equivalents, beginning of year	25,369	24,549	22,718

Cash and cash equivalents, end of year	$24,549	$22,718	$23,134

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$487	$365	$79

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 24% shareholding in a subsidiary	$—	$6,342	$—
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$—	$(1,314)	$—

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
1. Organization and Basis of Financial Statements
     Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.
     The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“China”). From August 2003, these activities were moved to the Macao Special Administrative Region (“Macao”) of China.
     As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2009, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $50,467.
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
     On August 17, 2007, the Company acquired the remaining 24% of the outstanding stock from minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 100% of the outstanding stock. The aggregate purchase consideration for the 24% of the outstanding stock of Integrated is 632,080 common shares of the Company and a cash payment of $414. The value of the purchase consideration is based on the market price of the stocks issued and the cash payment, which is lower than the fair value of net assets acquired by $1,314. The excess has been allocated a pro-rata reduction of the amounts that would have been assigned to certain acquired assets.
2. Summary of Significant Accounting Policies
     Principles of consolidation — The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.
     Goodwill — The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and other Intangible Assets”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis. The Company regularly conducted annual impairment evaluation.
     Cash and cash equivalents — Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.
     Marketable securities — All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.
     Inventories — Inventories are stated at the lower of cost or market value. Prior to April 1, 2007, cost were determined on the first-in, first-out basis. On April 1, 2007, the Company changed the cost determination basis, cost are determined on the weighted average basis. The change to using a cost determination basis for the year ended March 31, 2008 had no material impact on the net income reported on the consolidated statement of income for that year and would have no material effect on net income reported on the consolidated statements of income for the year ended March 31, 2007 if the cost-determination basis had been used for that year. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Property, plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	40 – 50 years
Plant and machinery	4 – 10 years
Furniture, fixtures and equipment	4 – 5 years
Motor vehicles	3 – 4 years
Leasehold improvements	the shorter of 5 years or the lease term
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
     Revenue recognition — Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectability is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these returns as deduction from sales. Products returns to the Company were insignificant during past years.
     Comprehensive income — Other comprehensive income for the years ended March 31, 2007, 2008 and 2009 represented foreign currency translation adjustments and were included in the consolidated statement of income.
     Allowance for doubtful account — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company’s customers may require additional provisions for doubtful accounts.
     Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2007, 2008 and 2009, shipping and handling costs expensed to selling expenses were $1,037, $1,005 and $1,714, respectively.
     Income taxes — Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.
     The Company adopted the provisions of Financial Accounting Standard Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.78, 7.782 and 7.7597 as of March 31, 2007, 2008 and 2009, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 7.78, 7.1076 and 6.8417 as of March 31, 2007, 2008, and 2009, respectively.
     All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.
     Aggregate net foreign currency transaction gain included in other income were $976, $2,047 and $704 for the years ended March 31, 2007, 2008 and 2009, respectively.
     Prior to January 1, 2009, the functional currencies of the Company’s subsidiaries were Hong Kong dollars and Chinese renminbi. Effective January 1, 2009, the Company’s subsidiaries’ functional currencies were all changed to U.S. dollars. U.S. dollars are considered by management to be the most appropriate functional currencies of the Company’s subsidiaries as the customer mix of the Group has changed and a majority of the customers now contracted with the Company’s subsidiaries in U.S. dollars. On consolidation, the financial statements of subsidiaries up to December 31, 2008 were translated from Hong Kong dollars and Chinese renminbi into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. As a result of this change, as of January 1, 2009, the Company re-measured its subsidiaries’ assets and liabilities and expense items which related to non-monetary assets and liabilities to U.S. dollars. The Company recorded the net gain resulting from re-measurement in other comprehensive income.
     Post-retirement and post-employment benefits — The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.
     Stock-based compensation — The Company adopts SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.
     For the years ended March 31, 2007, 2008 and 2009, the Company records stock-based compensation expenses amounted to $820, $310 and $62 in the statement of income respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.
     The fair value of options granted in the years ended March 31, 2007, 2008 and 2009 were estimated using the Binomial option pricing model with the following assumptions:

	2007	2008	2009

Risk-free interest rate — weighted average	5.22%	3.63%	2.90%
Expected life of options — weighted average	10 years	10 years	10 years
Stock volatility	44.1%	41.28%	40.49%
Expected dividend yield	4.75%	5.04%	7.35%
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

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Net income per share — Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.
     Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31
	2007	2008	2009
Net income	$12,167	$8,859	$1,195

Basic net income per share	$0.81	$0.57	$0.08

Basic weighted average common shares outstanding	14,956	15,517	15,791
Effect of dilutive securities — Options	92	39	14

Diluted weighted average common and potential common shares outstanding	15,048	15,556	15,805

Diluted net income per share	$0.81	$0.57	$0.08

     For the years ended March 31, 2007, 2008 and 2009, potential common shares of 644,000, 644,000 and 726,000 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.
     Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Fair value of financial instruments — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. FSP SFAS 157-3 clarifies the application of SFAS in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. Effective April 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for the financial assets and financial liabilities did not have a material impact on the Company’s results of operation or the fair values of its financial assets and liabilities. FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” delayed the effective date of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis, until the fiscal year beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis on its results of operation and financial position.
     Recent changes in accounting standards — In December 2007, FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, presentational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. The impact will depend on future acquisitions. It is not expected to have material impact on the Company’s financial position, results of operations and cash flows.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     In December 2007, FASB issued SFAS No. 160 “Non-controlling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 defines “a non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company is evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have material impact on the Company’s financial position, results of operations and cash flows.
     In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities amendment of FASB Statement No. 133” (“SFAS 161”). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and its related interpretations; and how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on the Company’s disclosures.
     In April 2009, the FASB issued FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. The adoption of the provisions of FSP 157-4 is not anticipated to materially impact on the Company’s results of operations or the fair values of its assets and liabilities.
     In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“SFAS 165”), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and is required to be adopted by the Company in the first quarter of fiscal year 2010. Since SFAS 165 at most requires additional disclosures, the Company does not expect the adoption to have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets” (“SFAS 166). This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and is required to be adopted by the Company in the first quarter of fiscal year 2011. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company does not expect the adoption of SFAS 166 to have a material impact on the Company’s financial position, results of operations and cash flows.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 seeks to improve financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is applicable for annual periods after November 15, 2009 and interim periods therein and thereafter. The Company does not expect the adoption of SFAS 167 to have a material impact on the Company’s financial position, results of operations and cash flows.
     In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). The FASB approved the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative nongovernmental U.S. GAAP to be launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company in the second quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 168 to have a material impact on the Company’s financial position, results of operations and cash flows.
3. Marketable Securities
     The Company acquired equity securities listed in Hong Kong.

	March 31,
	2008	2009

Cost	$297	$297

Market value	$116	$100

     Unrealized gain (loss) for the years ended March 31, 2007, 2008 and 2009 were ($57), $9 and ($16), respectively.
     Net proceeds from sale of marketable securities for the year ended March 31, 2007, 2008 and 2009 were $nil, and realized gains from sale of marketable securities for the year ended March 31, 2007, 2008 and 2009 were $nil. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.
     The marketable securities were classified as Level 1 of the hierarchy established under SFAS 157 because the valuations were based on quoted prices for identical securities in active markets.
4. Inventories
     Inventories by major categories are summarized as follows:

	March 31,
	2008	2009

Raw materials	$14,855	$11,930
Work in progress	6,259	4,941
Finished goods	5,348	4,574

	$26,462	$21,445

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consist of the following:

	March 31,
	2008	2009

Value added tax receivable	$1,396	$886
Deposit for purchase of plant and equipment	286	249
Rental and utility deposit	43	50
Advance to suppliers	896	182
Prepayment	215	443
Others	369	77

	$3,205	$1,887

6. Property, Plant and Equipment
     Property, plant and equipment consists of the following:

	March 31,
	2008	2009

At cost:
Land and buildings	$34,236	$34,700
Plant and machinery	45,068	40,617
Furniture, fixtures and equipment	21,839	24,414
Motor vehicles	2,917	2,263
Leasehold improvements	6,357	4,767

Total	110,417	106,761
Less: accumulated depreciation and amortization	(45,488)	(41,632)
Less: impairment	—	(61)

	64,929	65,068

Construction in progress	956	1,611
Less: impairment	—	(115)

	956	1,496

Net book value	$65,885	$66,564

     Cost of land and buildings consist of the following:

	March 31,
	2008	2009

Land use right of state-owned land and buildings erected thereon (a)	$28,580	$30,532
Long term leased land and buildings erected thereon (b)	4,169	4,168
Other buildings (c)	1,487	—

	$34,236	$34,700

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
6. Property, Plant and Equipment — continued

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2009, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

(c)	Other buildings represent factory premises located in China purchased by the Company with lease term of 30 years expiring 2018. These factory premises are classified as “assets held for sale” under current assets at March 31, 2009 as the management plans to dispose them shortly.
7. Goodwill
     The impairment in goodwill for the years ended March 31, 2007, 2008 and 2009 were nil, $317 and nil respectively. Details of the goodwill are as follows:

	March 31,
Acquisitions	2008	2009

Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(2)	(1)
Impairment — metallic division	(317)	(317)

	$391	$392

8. Other Accrued Liabilities
     Other accrued liabilities consist of the following:

	March 31,
	2008	2009

Accrued expenses	$1,013	$1,164
Commission expenses	260	239
Value added tax payable	—	53
Others	827	711

	$2,100	$2,167

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
9. Income Taxes
     The components of income before income taxes and minority interests are as follows:

	Year ended March 31,
	2007	2008	2009

Hong Kong	$(1)	$(1)	$(5)
China and others	14,240	9,192	918

	$14,239	$9,191	$913

     Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2007 and 2008: 17.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.
     Prior to January 1, 2008, enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company’s subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.
     From January 1, 2008, with the effect of the new Income Tax Law, the standard tax rate for all companies has been reduced from the rate of 33% to 25%. Moreover, there is no reduction in the tax rate for foreign investment enterprise which export 70% or more of the production value to their products (known as “Export-oriented Enterprise”).
     Jetcrown Industrial (Shenzhen) Limited (“JISL”) (a subsidiary of the Company) had fully enjoyed the above tax holiday and concessions by December 31, 1995. The applicable tax rate for the calendar year ended December 31, 2006 and 2007 was 15%. Under the new Income Tax Law, the tax rate applicable to JISL is 18%, 20% 22% 24% and 25% for the year ended December 31, 2008 and the years ending December 31, 2009, 2010, 2011 and 2012 respectively.
     Dongguan Kwan Hong Electronics Company Limited (“DKHE”) (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. DKHE was approved as a “High-tech Enterprise” by the tax authority and enjoyed a national tax rate of 15%. For the calendar year ended December 31, 2006, DKHE was approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 10%. For the calendar year ended December 31, 2007, the tax rate for DKHE as “High-tech Enterprise” was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2008, DKHE does not qualify as an “Export-oriented Enterprises” under the new Income Tax Law. The tax rate for the calendar year ended December 31, 2008 and year ending December 31, 2009 is 25%.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
9. Income Taxes — continued
     Jetcrown Industrial (Dongguan) Limited (“JIDL”) (a subsidiary of the Company) had revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 was 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC Tax Bureau will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.
     For the calendar year ended December 31, 2007, JIDL was approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 12%. For the calendar year ended December 31, 2008 and the year ending December 31, 2009, the tax rate for JIDL is 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.
     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $351, $89 and $nil and the basic net income per share would have been lower by $0.02, $0.01 and $nil for the years ended March 31, 2007, 2008 and 2009 respectively, and diluted net income per share for the years ended March 31, 2007, 2008 and 2009 would have been lower by $0.02, $0.01 and $nil, respectively.
     The Company has adopted the provisions of FIN 48 on April 1, 2007. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2009, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
     The provision for income taxes consists of the following:

	Year ended March 31,
	2007	2008	2009
Current tax
— Hong Kong	$9	$—	$—
— China	615	654	234
Deferred tax	615	(550)	(516)

	$1,239	$104	($282)

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
9. Income Taxes — continued
     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2007	2008	2009
Provision for income taxes at statutory tax rate in China	$3,837	$2,988	$227
Effect of different tax rate in various jurisdictions	212	—	(1)
Tax holidays and concessions	(351)	(89)	—
Effect of income for which no income tax is chargeable	(3,007)	(3,204)	(145)
Net change in valuation allowances	264	(16)	(15)
Under (over) provision of income tax in previous year	273	477	(348)
Others	11	(52)	—

Effective tax	$1,239	$104	$(282)

     The components of deferred income tax are as follows:

	March 31
	2008	2009
Deferred tax asset
Net operating loss carry forwards	$478	$550
Provision of employee benefits	—	308
Depreciation and amortization	—	93
Others	—	28
Less: Valuation allowances	(248)	(233)

Net deferred tax asset	$230	$746

     No deferred tax asset has been recognized in respect of the unused tax losses of JISL. JISL had been dormant and no predictability of future profit streams.
10. Commitments and Contingencies
     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $531, $265 and $317 for the years ended March 31, 2007, 2008 and 2009, respectively.
     At March 31, 2009, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31
2010	$136
2011	18

Total minimum lease payments	$154

     At March 31, 2009, the Company had capital commitments for purchase of plant and machinery totaling $130, which are expected to be disbursed during the year ending March 31, 2010. Also, the Company had capital commitments for system upgrade project at March 31, 2009 totaling $216, of which $82 are expected to be disbursed by March 31, 2010 and $134 by March 31, 2011, respectively.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
11. Employee Benefits
     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was $634, $817 and $697 for the years ended March 31, 2007, 2008 and 2009, respectively.
12. Stock Option Plan
     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company approved an increased of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan.
     At March 31, 2009, options to purchase an aggregate of 4,243,500 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,
	2007		2008		2009
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of the year	644,000	$14.10	1,029,000	$11.91	1,119,000	$11.14
Granted during the year	500,000	8.26	210,000	5.71	190,000	1.34
Exercised during the year	(115,000)	8.26	(120,000)	8.26	—	—
Canceled or expired	—	—	—	—	(243,000)	12.03

Outstanding and exercisable at the end of the year	1,029,000	11.91	1,119,000	11.14	1,066,000	9.19

Range of exercise price per share	$8.26 to $14.10		$5.71 to $14.10		$1.34 to $14.10
     The weighted average fair value of options granted for the year ended March 31, 2007, 2008 and 2009 was $1.64, $1.48 and $0.33 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2007, 2008 and 2009 was $339, $433 and nil, respectively. At March 31, 2009, the aggregated intrinsic value of options outstanding and exercisable was $82.
     There were nil, nil and 243,000 options canceled for the years ended March 31, 2007, 2008 and 2009. The weighted average remaining contractual life of the share options outstanding at March 31, 2009 was 6.75 years. At March 31, 2007, 2008 and 2009, there were nil, 190,000 and 243,000 options available for future grant under the plans respectively.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
13. Operating Risk
     Concentrations of Credit Risk and Major Customers — A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2007, 2008 and 2009 are as follows:

	Percentage of net sales
	Year ended March 31,
	2007	2008	2009

N&J Company Limited	*	11.8%	28.6%
Digidesign, Inc.	13.3%	17.0%	12.7%
VTech Telecommunications Limited	12.7%	*	*
Inter-Tel Incorporated	*	10.2%	*
Peavey Electronic Corp.	10.4%	*	*
Line 6 Manufacturing	15.1%	14.3%	*

*	Less than 10%
     Sales to the above customers relate to both injection-molded plastic parts and electronic products.
     Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2008 and 2009, respectively, are as follows:

	Percentage of
	accounts receivable
	March 31,
	2008	2009

Largest receivable balances	60.0%	61.0%
     There were bad debt expense of $5, $60 and $6 during the years ended March 31, 2007 and 2008 and 2009 respectively. There were provision for bad debts expenses of $270, $17 and $275 during the years ended March 31, 2007, 2008 and 2009 respectively.
     Country risk — The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.
14. Fair Value of Financial Instruments
     The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable are reasonable estimates of their fair value. All the financial instruments are for trade purposes.
15. Segment Information
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

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
15. Segment Information — Continued
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Year ended March 31,
	2007			2008			2009
	Net	Intersegment	Profit	Net	Intersegment	Profit	Net	Intersegment	Profi
	sales	Sales	(loss)	sales	Sales	(loss)	sales	Sales	(loss)

Segment:
Injection molded plastic parts	$59,587	$150	$10,554	$58,858	$28	$7,049	$75,838	$2,437	$1,553
Electronic products	77,970	2,969	3,551	85,494	3,940	2,412	57,859	724	29
Metallic parts	2,341	—	134	3,422	—	(270)	1,202	—	(669)

Segment total	$139,898	$3,119	$14,239	$147,774	$3,968	$9,191	$134,899	$3,161	$913

Reconciliation to consolidated totals:
Sales eliminations	(3,119)	(3,119)	—	(3,968)	(3,968)	—	(3,161)	(3,161)	—

Consolidated totals:
Net sales	$136,779	$—		$143,806	$—		$131,738	$—

Income before income taxes and minority interests			$14,239			$9,191			$913

	Year ended March 31,
	2007		2008		2009
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$436	$—	$458	$—	$215	$—
Electronic products	91	—	49	—	12	—
Metallic parts	—	—	—	—	—	—

Consolidated total	$527	$—	$507	$—	$227	$—

	Year ended March 31,
	2007			2008			2009
			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$93,633	$7,080	$4,064	$96,463	$5,050	$5,613	$101,497	$6,648	$5,834
Electronic products	45,108	595	903	42,583	1,994	1,048	34,885	637	1,229
Metallic parts	2,279	137	307	1,540	244	279	1,067	117	201

Segment totals	$141,020	$7,812	$5,274	$140,586	$7,288	$6,940	$137,449	$7,402	$7,264
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(520)	—	—	(570)	—	—	(359)	—	—
Goodwill not allocated to segments	710	—	—	391	—	—	392	—	—

Consolidated totals	$141,210	$7,812	$5,274	$140,407	$7,288	$6,940	$137,482	$7,402	$7,264

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
15. Segment Information — Continued
     The Company’s sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	March 31
	2007	2008	2009
Net sales
United States of America	$57,968	$67,302	$42,100
China	53,573	53,231	69,617
United Kingdom	14,379	13,055	13,925
Hong Kong	4,670	2,486	1,762
Europe	971	2,227	2,438
Others	5,218	5,505	1,896

Total net sales	$136,779	$143,806	$131,738

     The location of the Company’s identifiable assets is as follows:

	March 31
	2007	2008	2009
Hong Kong and Macao	$41,749	$37,800	$38,745
China	98,751	102,216	98,345

Total identifiable assets	$140,500	$140,016	$137,090
Goodwill	710	391	392

Total assets	$141,210	$140,407	$137,482

16. Subsequent Event
     On August 5, 2009, the Company signed a sale and purchase agreement with a third party for sale of a property with approximately 112,900 square feet manufacturing space at a selling price of $7,308. The Company expected the transaction will be completed in the third fiscal quarter ending December 31, 2009. The gain on disposal, net of transaction cost, will be recorded when the transaction is completed.

ITEM 19. EXHIBITS
     The following documents are filed as exhibits herewith:

Exhibit
No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to Deswell’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005 and August 17, 2007) (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on September 11, 2007).

4.3	Stock Purchase Agreement dated as of August 17, 2007 by and among Lee Shu Kwan (S. K. Lee), Tam Man Chi (M. C. Tam), shareholders of Integrated International Ltd., and Deswell Industries, Inc. (incorporated by reference to Exhibit 4.3 of Deswell’s Annual Report on Form 20-F for the year ended March 31, 2008 filed with the SEC on September 17, 2008).

4.4	Sale and Purchase Agreement dated as of August 5, 2009 by and between Jetcrown Industrial (Shenzhen) Co., Ltd., as assignor, and an unrelated third party, as assignee, to sell real property in Shekou, Shenzhen, China that was formerly used for Deswell’s plastic injection molding operations for RMB50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net).*

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 19 of this report)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO Limited to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

*	The agreement is written in Chinese and an English Summary is included in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12 (d) under the Exchange Act).

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.
By:	/s/ Franki S. F. Tse
Franki S. F. Tse,
Chief Executive Officer

Date: August 14, 2009