Form 20-F
period 2010-03-31
DESWELL INDUSTRIES INC
filed 2010-07-29
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to            ;

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from ______ to ______
Commission File Number: 001-33900
DESWELL INDUSTRIES, INC.
British Virgin Islands
(Jurisdiction of incorporation or organization)

17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao Special Administrative Region, PRC	Betty Lam, Chief Financial Officer,
Telephone: 853-28-322096; fax: 853-28-323265
E-mail: bettylam@jetcrown.com.mo
17B, Edificio Comercial Rodrigues,
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, no par value
Securities registered pursuant to Section 12(g) of the Act: NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE As of March 31, 2010, there were 16,191,810 common shares of the registrant outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐ Yes   ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. ☑ Yes   ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes(1)   ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐
If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17   ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☑ No

(1)	Interactive data filing is not required of registrant until its Annual Report on Form 20-F for the year ending March 31, 2012

Certification Of Chief Executive Officer Required By Rule 13a-14(A) Or Rule 15d-14(A) Under The Securities Exchange Act Of 1934	Exhibit 12.1
Certification Of Chief Financial Officer Required By Rule 13a-14(A) Or Rule 15d-14(A) Under The Securities Exchange Act Of 1934	Exhibit 12.2
Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002	Exhibit 13.1
Consent Of Independent Registered Public Accounting Firm	Exhibit 14.1

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
     Except where the context otherwise requires and for purposes of this Annual Report only:
•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	all references to “renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;

•	all references to “HK dollars” or “HK$” are to the legal currency of Hong Kong; and

•	all references to “U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States.
FINANCIAL STATEMENTS AND CURRENCY PRESENTATION
     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and publishes such statements in United States dollars. See “Report of Independent Registered Public Accounting Firm” included elsewhere herein. The Company publishes its financial statements in United States dollars as the Company is incorporated in the British Virgin Islands, where the currency is the U.S. dollar. Moreover, the functional currency of the Company’s subsidiaries has been changed from the Hong Kong dollar or Chinese RMB to the US dollar since January 1, 2009.
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
Item 3. KEY INFORMATION
     The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2010, and the balance sheet data as of March 31, 2009 and 2010 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2006 and 2007, and the balance sheet data as of March 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements, which are not included in this Report.

Selected Financial Data (1)

	(in thousands except per share and statistical data)
	Year ended March 31,
	2006	2007	2008	2009	2010
Income Statement Data:
Net sales	$115,276	$136,779	$143,806	$131,738	$81,614
Cost of sales	89,850	105,506	117,373	111,570	68,958

Gross profit	25,426	31,273	26,433	20,168	12,656
Selling, general and administrative expenses	15,052	18,957	19,601	19,291	15,505
Other income (expenses), net	(823)	1,376	1,838	(132)	4,594

Operating income (2)	9,551	13,692	8,670	745	1,745
Interest expense	(6)	—	—	—	—
Non-operating income, net	447	547	521	168	444

Income before income taxes	9,992	14,239	9,191	913	2,189
Income taxes	(27)	1,239	104	(282)	690

Net income	10,019	13,000	9,087	1,195	1,499
Net income attributable to non-controlling interests	1,240	833	228	—	—

Net income attributable to Deswell Industries, Inc.	$8,779	$12,167	$8,859	$1,195	$1,499
Basic earnings per share (3)	$0.59	$0.81	$0.57	$0.08	$0.09
Average number of shares outstanding—basic (3)	14,908	14,956	15,517	15,791	15,965
Diluted earnings per share (3)	$0.59	$0.81	$0.57	$0.08	$0.09
Average number of shares outstanding—diluted (3)	14,936	15,048	15,566	15,805	16,039

Statistical Data:
Gross margin	22.1%	22.9%	18.4%	15.3%	15.5%
Operating margin (2)	8.3%	10.0%	6.0%	0.6%	2.1%
Dividends per share	$0.63	$0.65	$0.61	$0.24	$0.10

	At March 31,
	2006	2007	2008	2009	2010
Balance Sheet Data:
Working capital	$55,114	$58,672	$54,751	$52,605	$59,848
Total assets	130,670	141,210	140,407	137,482	134,011
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	—	—
Shareholders’ equity	106,768	111,655	121,257	120,307	121,015

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Other operating income was reclassified in the consolidated statement of income for the year ended March 31, 2007 for a comparable presentation. Comparative figures for the years ended March 31, 2006 were reclassified accordingly. The reclassification of operating income had no impact on the net income on the consolidated statements of income for the year ended March 31, 2006.

(3)	Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

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
     Historically, a substantial percentage of our sales have been to a small number of customers. Customers that individually accounted for ten percent or more of our net sales during the years ended March 31, 2008, 2009 and 2010, accounted for 53.3%, 41.3% and 42.0%, respectively, of our total net sales during those years. Our three largest customers during the year ended March 31, 2010 were N&J Company Limited, Digidesign, Inc. and VTech Telecommunications Limited. Each of these customers individually accounted for 10% or more of our total net sales during the year ended March 31, 2010.
     Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers may fluctuate from time to time. Economic conditions prevailing since 2008 have had a negative impact on our results of operations during fiscal 2009 and 2010 are expected to continue to have a negative impact on our operations over the next several quarters and possibly beyond. We cannot assure you that present or future customers will not cease using us as the source of the injection-molded plastic parts and components we manufacture, for electronic manufacturing services of electrical products and subassemblies or for metallic molds and accessories or significantly change, reduce or delay the amount of products and services ordered from us. Substantial decreases in sales from any of our larger customers, or the loss of any major customers, would adversely impact our sales and financial performance. For example, N&J Company Ltd., our largest customer in both fiscal 2009 and 2010, reduced the volume of its orders during the year ended March 31, 2010 to 19.2% of our total sales from 28.6% of our total sales in fiscal 2009. Similarly, Digidesign, Inc., our largest customer in fiscal 2008, reduced the volume of its orders during the year ended March 31, 2009 to 12.7% of our total sales from 17.0% of our total sales in fiscal 2008. These reductions in sales to our major customers contributed to the decreases in our total sales in fiscal 2009 from fiscal 2008 and in fiscal 2010 from fiscal 2009.
The global economic weakness has adversely affected our earnings, liquidity and financial condition and, until global economic conditions improve, is expected to continue to do so.
     Global financial and credit markets have been, and continue to be, extremely unstable and unpredictable. Worldwide economic conditions have been weak and may be further deteriorating. The instability of the markets and the continuing global economic weakness negatively impacted our operating results and could continue to affect adversely
•	the demand for our customers’ products,

•	the amount, timing and stability of their orders to us,

•	the financial strength of our customers and suppliers,

•	their ability or willingness to do business with us,

•	our willingness to do business with them,

•	our suppliers’ and customers’ ability to fulfill their obligations to us,

•	the ability of our customers, our suppliers or us to obtain credit, secure funds or raise capital, and

•	the prices at which we can sell our products and services.

     In the prevailing uncertain economic environment, we cannot predict with reasonable accuracy future levels of demand for our customers’ electronics products and therefore cannot predict with reasonable accuracy the future level of demand for our services in manufacturing them. If prevailing economic conditions continue to persist or worsen, our ability to manage inventory levels effectively and collect our receivables could be impaired, our need for cash could increase, and our net revenue, gross margins or results of operations could continue to suffer.
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
     In the five years prior to our year ended March 31, 2010, the appreciation of the exchange rate of the RMB, in which we pay our labor and manufacturing costs, against the U.S. dollar, in which we present our financial statements was a factor that contributed to decreases in our gross margins. In fiscal 2010, however, the RMB to US dollar exchange rate was relatively stable. See the Risk Factor entitled “Changes in currency exchange rates have and could continue to significantly affect our financial results,” below. Because of that stability, together with our implementation of vigorous cost controls, we were able to maintain our aggregate gross margins at the same level as in fiscal 2009 despite continuing adverse global economic conditions that caused our fiscal 2010 sales to decrease substantially from sales during fiscal 2009. However, our gross margins may continue to decline if global market conditions continue to affect our sales volume adversely, if our sales otherwise decrease, if the exchange rate of the RMB resumes materially appreciating to the US dollar or as consequence of other factors, including one or more of those listed above. If we cannot stem the decline in our gross margins, our operating results would suffer, dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.
If OEMs stop or reduce their manufacturing outsourcing, our business could suffer.
     Our revenues depend on outsourcing by OEMs to us and to other contract manufactures for which we manufacture end-products or parts and components. Current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally. Similarly, we depend on new outsourcing opportunities to militate against lost revenues arising from the decline in demand for our customers’ products as a consequence of the current global economic slowdown, and our business would be adversely affected if we are not successful in gaining additional business from these opportunities or if OEMs do not outsource additional manufacturing business.
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
     The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2008, 2009 and 2010:
     We have no long-term contracts with our resin suppliers. Accordingly, our financial performance is dependent to a significant extent on resin markets and the ability to pass through price increases to our customers. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations, including those arising from supply shortages. Consequently, resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. We have found that increases in resin prices are difficult to pass on to our customers. In the past, increases in resin prices have increased our costs of goods sold and adversely affected our profit margins. A significant increase in resin prices in the future could likewise adversely affect our profit margins and results of operations.
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
Our insurance coverage may not be adequate to cover losses related to major accidents, forces of nature or product liability risks.
     Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2010, we maintained fire, casualty and theft insurance aggregating approximately $103 million covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature or other causes, such as the 2008 earthquake that devastated areas in Sichuan province in China and the 2010 earthquake that killed and injured over 14,000 people and damaged many buildings in Yushu County in China’s Southern Qinghai province. The epicenters of those earthquakes were about 850 and 1,450 miles, respectively, from our factories in Dongguan, China. We do not maintain any business interruption insurance or earthquake insurance.
     Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2010, we had only limited product liability insurance. Although we have not experienced any product quality claims from our major customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. Damages to our reputation resulting from such claim(s) could cause our customers to use other vendors which would hurt our revenues.

Payment of dividends by our subsidiaries in the PRC to us is subject to restrictions under PRC law. The new PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate them or we may decide not pay dividends in the future.
     Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP”) less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China’s tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions. PRC law requires companies, including our PRC subsidiaries, to reserve about 10% of their profits for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes to them could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends.
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
Under the China’s EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.
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
     All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in British Virgin Islands and our ownership of companies inside and outside of China, is set forth on page 19 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the new “resident enterprise” classification, the new EIT Law may change in the future, possibly with retroactive effect. If we are classified as a “resident enterprise” and we incur these tax liabilities, our net income would decrease accordingly.
If the United States Internal Revenue Service does not agree with our determination regarding our PFIC status under US income tax laws and seeks to treat us as a PFIC, US holders of our shares could be subject to potentially adverse tax consequences.
     We have not made a precise determination of whether or not we may have become a “passive foreign investment company,” or PFIC. However, based on the composition of our annual gross income and the book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal year ended March 31, 2010, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2009 or 2010. No assurance can be given that the IRS may not disagree and seek to treat us as a PFIC, in which case U.S. Holders would be subject to potentially adverse tax consequences, as described under “United States Federal Income Tax Consequences — Passive Foreign Investment Company (PFIC)” in Item 10 Additional Information beginning on page 48 of this Report.
Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.
     While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for significant amounts of our global sales.
Changes in currency exchange rates have and could continue to significantly affect our financial results.
     Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.
     The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.782, 7.7597 and 7.764 at March 31, 2008, 2009 and 2010, respectively. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars, our margins and financial results could be adversely affected.
     Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations of the RMB to the US dollar from July 21, 2005 by showing, on a calendar and Deswell-fiscal year basis, the exchange ratio at the end of each quarter after July 21, 2005, the date of the RMB to US dollar adjustment to March 31, 2010.

(1)	RMB (yuan) to US dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.

(2)	If the end of a quarter fell on a Saturday or Sunday, datum is provided as of the previous Friday.
     Approximately 48.7%, 35.1% and 51.0% of our total costs and expenses were in RMB during the years ended March 31, 2008, 2009 and 2010, respectively.
     In our fiscal years following the July 21, 2005 adjustment in the exchange ratio, the exchange ratio of the RMB to the US dollar has appreciated each year through March 31, 2010, albeit to a substantially lesser degree beginning in mid-2008. The following table shows the percentage appreciation.

Exchange ratio of RMB to US$1.00 at March 31,
2006		2007		2008		2009		2010
Ratio	% change(1)	Ratio	% change(2)	Ratio	% change(2)	Ratio	% change(2)	Ratio	% change(2)
1:8.017	1.16%	1:7.730	3.58%	1:7.012	9.29%	1:6.834	2.54%	1:6.826	0.11%

(1)	From ratio at July 22, 2005.

(2)	From ratio at preceding March 31.
     In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 25, 2005 because of concerns that the stronger RMB was hurting Chinese exports at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during our year ended March 31, 2010. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing approximately 0.7% from, according to the historical currency converter available at http://forex-history.net, RMB 6.8262 on June 18, 2010 to RMB 6.78 on July 22, 2010.
     If the RMB continues its appreciation to the U.S. dollar, our operating costs will increase and the prices of our products in our markets will increase, adversely affecting our financial results unless we pass on such increases to our customers by increasing the prices of our products. If we determined to pass onto our customers through price increases the effect of increases in the RMB relative to the U.S. dollars, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollars, our margins and profitability would suffer.
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
Changes in 2007 to the PRC’s labor law restrict our ability to reduce our workforce if the economic downturn continues.
     In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, Deswell determined to downsize its workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. In response to the worldwide economic downturn, we reduced our workforce by 2000 in fiscal 2009 and another 150 in fiscal 2010. However, we may be forced to further downsize our workforce if global economic conditions do not improve or worsen and may incur much higher costs under China’s labor laws if we are forced to do so. Accordingly, this law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition.
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
     Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices are common in China. For example, in fiscal 2006, we recorded a provision of approximately $1 million for doubtful sales transactions, consisting of orders primarily from three customers for products of the metallic parts division of our electronic & metallic parts business segment that had been shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment. Documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company’s metallic parts division who, with the assistance of a former Production and Materials Control Supervisor in that division had concealed such documentation. We could suffer additional losses from similar or other fraudulent practices if we are not successful in implementing and maintaining preventative measures.
Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.
     We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2010, approximately 60.6% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in the United States, China, United Kingdom, Hong Kong, Europe and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:
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
     Our success depends largely upon the continued services of our executive officers as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. Generally, our executive officers and senior managers are not bound by employment or non-competition agreements and we cannot assure you that we will be able retain them. The loss of service of any of our officers or key management personnel could have a material adverse effect on our business and operating results. We do not have key person insurance on our executive officers. We believe that our future success will depend, in part, on our ability to attract and retain highly skilled executive, technical and management personnel and if we are not able to do so, our business and operating results could be harmed.

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
     Deswell prepares its financial statements in conformity with the generally accepted accounting principles of the United States of America “US GAAP”. A change in these accounting principles and policies, especially as interpreted by the Securities and Exchange Commission and The NASDAQ Stock Market, may have an impact on our future financial position and results of operations. Historically, regulatory changes, such as the requirement of the Financial Accounting Standards Board to expense stock options grants, and other legislative initiatives have increased our general and administrative costs and future changes could have a similar adverse impact on our financial results.
The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.
     On June 30, 2010, members of our senior management and Board of Directors as a group beneficially owned approximately 20.4% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.
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
     Although we may also follow our home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors, during the year ended March 31, 2010 to date, the composition of our Board of Director has consisted of a majority of directors deemed “independent” under that Rule.
     Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States and having securities included on The Nasdaq Stock Market.

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
Important Events in Deswell’s Development that Have Occurred since April 1, 2009
     In August 2009, Deswell entered into an agreement with a third party to sell real property in Shekou, Shenzhen, China that was formerly used for its plastic injection molding operations for RMB 50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net). The Company originally purchased the property, which consists of approximately 112,900 square feet of manufacturing space, in fiscal 2001 for approximately $1,461,000. In 2007, the Company completed the transition of its injection molding plastic manufacturing operations to a newly constructed and substantially larger facility in Houjie, Dongguan, China, closed the Shekou plant and held it for sale until the sale was consummated.
     After required local government transfer and other approvals were obtained, the sale closed during the Company’s second fiscal quarter ended September 30, 2010. Deswell recorded a gain on the sale, net of transaction costs, of $4.2 million for its year ended March 31, 2010.
     Following the sale, Deswell applied to deregister Jetcrown Industrial (Shenzhen) Limited, its subsidiary which held the real property that was sold. The PRC regulatory authority approved the deregistration of that subsidiary effective on March 24, 2010.
[Continued on Page 19]

Organizational Structure
     The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2010.

DESWELL INDUSTRIES, INC.
A British Virgin Islands International Business Company
100%
100%
100%
100%
100%
Ideatop Holdings Ltd.
(A British Virgin Islands International Business Company)
Blue Collar Holdings Ltd.
(A British Virgin Islands International Business Company)
Integrated International Ltd.
(A Samoa Corporation)
Star Peace Ltd.
(A British Virgin Islands International Business Company)
Rainbow Hill Ltd.
(A British Virgin Islands International Business Company)
26.9%
73.1%
100%
100%
100%
Jetcrown Industrial (Dongguan) Limited
(A limited liability China Foreign Operation)
Dongguan Kwan Hong Electronics Co. Ltd.
(A limited liability China Foreign Operation)
Joint Harvest Industries Ltd.
(A British Virgin Islands International Business Company)
Jetcrown Industrial (Macao Commercial Offshore) Limited
(A Macao incorporated company)
100%
Kwanasia Electronics (Macao Commercial Offshore) Ltd.
(A Macao incorporated company)
100%
Shenzhen Kwan Wing Trading (Company) Ltd.
(A limited liability China Foreign Operation)

Capital Expenditures
     Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2010 include the following (dollar amounts in thousands):

	Year ended March 31,
	2008	2009	2010
Purchase of property, plant and equipment	$7,288	$7,402	$1,606
Proceeds from the sale of property, plant and equipment, net of transaction costs	333	345	5,528
Acquisition of non-controlling interest in a subsidiary	414	—	—
     Our major capital expenditures in fiscal 2010 included:
•	$0.5 million for land and buildings, and leasehold improvements;

•	$0.6 million for furniture, fixtures and equipment;

•	$0.5 million for motor vehicles.
     Our major capital expenditures in fiscal 2009 included:
•	$1.1 million for land and buildings, and leasehold improvements;

•	$3.7 million for plant and machinery for production of plastic and electronic products;

•	$2.6 million for furniture, fixtures and equipment.
     Our major capital expenditures in fiscal 2008 included:
•	$1.3 million for land and buildings mainly used as dormitory for management;

•	$2.7 million for plant and machinery for production of plastic and electronic products;

•	$2.0 million for furniture, fixtures and equipment;

•	$0.3 million for motor vehicles;

•	$1.0 million for leasehold improvements.
     All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures.
     As of March 31, 2009, the Company had completed the first three phases to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan China with an aggregate of approximately 1.3 million square feet of land acquired from the local government in January 2000. Through March 31, 2009, we had spent an aggregate of $58 million to equip and furnish the plant and buildings for operations.
     Phase IV of construction, to consist of planned additional two dormitory units and two other buildings, is planned for the long-term. We intend to commence construction with internally generated funds when we believe that additional production capacity may be required in the future. However, we may choose to obtain debt or equity financing if we believe it appropriate to accelerate the last phase of the construction of our facilities or for future expansion.
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
     We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:
•	Plastic component of electronic entertainment products;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	toner cartridges and cases for photocopy and printer machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	cases and key tops for personal organizers and remote controls;

•	double injection caps and baby products;

•	parts for medical products such as apparatus for blood tests;

•	laser key caps; and

•	automobile components.
     Electronic products manufactured by the Company include
•	sophisticated professional audio equipment including digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and speaker enclosures;

•	high end home theatre audio products, such as 7.1-channel audio-visual Hi-Fi stereo receivers-amplifiers;

•	complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies and

•	telecommunication products, such as VoIP keysets for business communications.
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

Operations
Plastic Injection Molding
     Plastic injection molding manufacturing accounted for 40.9%, 55.7% and 57.6% of the Company’s total sales during the years ended March 31, 2008, 2009 and 2010, respectively. At March 31, 2010, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China.
     The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.
Mold design and production
     The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 110 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2010, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.
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
     During the year ended March 31, 2010, the Company made on average about 15 to 70 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.
Plastic Injection
     During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2010, the Company had approximately 420 injection molding machines, ranging from 22 to 1,600 tons of clamping force, with most machines in the range of from 55 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.
     Using separate shifts, injection molding can be conducted 24 hours a day, five to seven days per week, other than during normal down time for maintenance and changing of product molds. Molding of products requiring extra concerns for appearance, such as cases for calculators, personal organizers and telephones are conducted in an isolated and dust free section of the factory. In a continuous effort to assure quality, the Company’s quality control personnel inspect the products produced from each machine generally at hourly intervals during production. When defects are discovered, the Company’s maintenance personnel inspect the mold and the machine to determine which is responsible. If the mold is the cause of the defect, it will be immediately removed from the machine and serviced or repaired by one of a team of technicians employed to maintain molds. The mold will then be remounted on the machine and production will continue. If the machine is the source of the defect, the Company’s technicians and engineers service the machine immediately. Through this continuous vigilance to molds and machines, the Company has experienced what it believes to be a relatively low scrap rate and has been able to maintain a high level of productivity of its injection molding machines.

     During the year ended March 31, 2008, the Company acquired 22 new plastic injection molding machines for approximately $1.6 million, replacing 20 old injection molding machines. In fiscal 2009, the Company purchased 53 new plastic injection molding machines for approximately $1.7 million, replacing 25 old injection molding machines. In the year ended March 31, 2010, the Company did not acquire any new plastic injection molding machines.
Finishing
     After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.
Electronic Products and Assemblies
     In an aggregate of approximately 223,000 square feet of factory space at March 31, 2010 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2008, 2009 and 2010, manufacturing of electronic products accounted for approximately 56.7%, 43.4% and 42.4%, respectively, of the Company’s total sales.
     In assembling printed circuit boards the Company purchases printed circuit boards, surface mounted components and chips and uses automatic insertion and pin-through-hole interconnection technologies to assemble various components onto the PCBs. Before delivery, completed PCBs are checked by in-circuit-testers and outgoing quality assurance inspections are performed.
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
Metal Parts Manufacturing
     In an aggregate of approximately 111,000 square feet of factory space at March 31, 2010 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 2.4% of Deswell’s total sales during the year ended March 31, 2008 and less than one percent of Deswell’s total sales during each of the years ended March 31, 2009 and 2010.
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
     Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2008, 2009 and 2010.
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
     In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. ISO 14000 is a series of international standards on environmental management, ISO 14001 is the most well-known of these standards and is often seen as the corner stone standard of the ISO 14000 series. In January 2006, the Company’s electronic and metallic manufacturing plant also obtained ISO 14001 certification.
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
Raw Materials, Component Parts and Suppliers
Plastic Resins.
     The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene). The chart shows Deswell’s average cost of ABS as a percentage of the total cost of plastic products sold and as a percentage of total cost of goods sold during its last three fiscal years.
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
     The Company used in excess of 14,330,000 pounds of plastic resins during the year ended March 31, 2010. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.
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
Raw Metal
     The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2008, 2009 and 2010. Typically, the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.
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
Customers and Marketing
     The Company’s customers are OEMs and contract manufacturers. The Company sells its products in the United States, Asia (China, Hong Kong and Thailand) and Europe (United Kingdom, Holland, Norway and Germany). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 14 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2008, 2009 and 2010. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2008, 2009 and 2010:

	Year ended March 31,
Geographic Areas	2008	2009	2010
China	37.0%	52.8%	52.5%
United States	46.8	32.0	44.3
Europe	10.7	12.4	2.0
Hong Kong	1.7	1.3	0.7
Others	3.8	1.5	0.5

Total	100.0%	100.0%	100.0%

     We believe that our reported sales by geographic area in the above table do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 52.5% of our total net sales for the year ended March 31, 2010 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.
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
Major Customers
     The table below sets forth each of the Company’s customers which accounted for 10% or more of net sales during the year ended March 31, 2010, the category of products purchased and the percentage of total Deswell net sales from such customers during the years ended March 31, 2008, 2009 and 2010.

		Year ended March 31,
Customer	Product	2008	2009	2010
N&J Company Limited	Plastic Component	11.8%	28.6%	19.2%
Digidesign, Inc.	Professional audio equipment	17.0	12.7	12.0
Vtech Telecommunications Limited	Plastic component	*	*	10.8

*	Less than 10%.
     The Company’s success will depend to a significant extent on the success achieved by its customers in developing and marketing their products, some of which may be new. Many of the industry segments served by the Company’s customers are subject to technological change, which can result in short product life cycles. The Company could be materially adversely affected if advances in technology or other factors reduce the marketability of essential products of its customers or if new products being developed by its customers do not attain desired levels of acceptance. If the Company was to lose any customers who account for a material portion of total net sales, or if any of these customers were to decrease substantially their purchases from the Company, the Company’s revenues, earnings and financial position would be materially and adversely affected. The Company’s dependence on a limited number of customers is expected to continue in the foreseeable future. See the discussion under “We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us. These risks have become particularly acute in the current adverse economic environment” in Item 3 Key Information — Risk Factors, above.
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
Property, Plants and Equipment
Macao
     The Company leases Units 17B and 17E, EdificioComercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party, each being for a term of two years to July 2012. The premises are used as trading, administrative and accounting office for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $2,350.
Southern China
     In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2010 constructed approximately
•	1,070,000 square feet of factory space,

•	91,000 square feet of amenity space,

•	133,000 square feet of office building space, and

•	470,000 square feet of dormitory space.
     Deswell now uses this facility for its plastic manufacturing operations. For information regarding Deswell’s sale to a third party of property which Deswell previously used for its plastic injection molding operations, see the discussion under Item 4 Information on the Company — “Important Events in Deswell’s Development that Have Occurred since April 1, 2009” at page 18, and Item 10 Additional Information — “Material Contracts” page 47, of this Report.
     The Company owns 12 apartment units located near its plastic manufacturing factories that are used for housing senior management. At March 31, 2010, the Company leased one dormitory for factory staff near its plastics manufacturing factories in Dongguan. The dormitory is leased for a period of one year expiring in April 2011. The aggregate monthly rental is approximately $400.
     In July 2003, the Company acquired under a land-lease agreement with a third party an aggregate of approximately 244,000 square feet of land and approximately 420,000 square feet of buildings, including six blocks of dormitory buildings, a canteen, a factory building, a car park and a guard room, at Chang An, Dongguan, China, which was previously named Kwan Hong Building. The land use period is for 50 years from February 1, 2003 to January 31, 2053. The Company uses the facilities for its electronic products manufacturing operations.
     At March 31, 2010, the Company leased approximately 69,400 square feet of manufacturing space in Chang An, Dongguan, China for its contract metal manufacturing operations. These premises are leased from a third party and the lease expires in May 2013. The aggregate monthly rental is approximately $8,400.
     In addition, the Company leases approximately 4,000 square feet of space at various locations near its contract electronics and metal manufacturing factories in Dongguan, which are used as staff quarters. The facilities are leased from third parties for period of one year and such leases expire from June 2010 to March 2011. The aggregate monthly rental is approximately $1,800.
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
     Not applicable to Deswell.
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
Operating Results
     The following discussion should also be read in conjunction with the consolidated financial statements and notes thereto included following Item 18 of this Report. The Company prepares its financial statements in accordance with U.S. GAAP.
General
     The Company’s revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Jetcrown Macao and Jetcrown Dongguan (wholly owned subsidiaries) carry on the plastics operations whereas Integrated carries out the electronics and metallic operations. The Company acquired a controlling interest in Integrated’s predecessor in October 1992 and has included the results of the predecessor in its consolidated financial statements from the date of acquisition. Through December 2002, the Company owned a 51% interest in Integrated. In January 2003, the Company increased its interest in Integrated to 71% by purchasing an additional 20% from its minority shareholders in exchange for the issuance to them of an aggregate of 251,880 common shares. In April 2005, the Company increased its interest in Integrated to 76% by purchasing an additional 5% from a minority shareholder in exchange for the issuance to it of 120,000 common shares. In August 2007, the Company further increased its interest in Integrated to 100% by purchasing the remaining 24% from the minority shareholders in exchange for the issuance to them of 632,080 common shares and a cash payment of $414,000.
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
     Under PRC tax law in effect before January 1, 2008, we have been afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. We have enjoyed preferential tax concessions in the PRC as a high-tech enterprise and have benefited from favorable overall effective income tax rates of 8.70% and 1.13% for the years ended March 31, 2007 and 2008, respectively. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Under the new income tax law most domestic enterprises and foreign invested enterprises, like Deswell, would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years. Following the implementation of the Enterprise Income Tax Law effective January 1, 2008, the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the new enterprise income tax rates are:

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
     Deswell’s material operations are generally organized in two segments: plastic injection molding, or the plastic segment, electronic products assembling and metallic parts manufacturing. Results from Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined as the electronic and metallic segment for the table presentation and discussion below. The Company’s reportable segments are strategic business units that offer different products and services. The following table sets forth present selected consolidated financial information stated as a percentages of net sales for each of the three years in the period ended March 31, 2010.

	Year ended March 31, 2008			Year ended March 31, 2009			Year ended March 31, 2010
	Plastic	Electronic		Plastic	Electronic		Plastic	Electronic
	Injection	&		Injection	&		Injection	&
	Molding	Metallic		Molding	Metallic		Molding	Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	74.4	86.6	81.6	82.4	87.6	84.7	79.1	91.9	84.5

Gross profit	25.6	13.4	18.4	17.6	12.4	15.3	20.9	8.1	15.5
Selling, general and administrative expenses	18.4	10.3	13.6	16.3	12.6	14.6	22.5	14.2	19.0
Other income, net	4.0	(0.6)	1.3	0.5	(0.8)	(0.1)	9.0	1.0	5.6

Operating income	11.2	2.5	6.1	1.8	(1.0)	0.6	7.4	(5.1)	2.1
Interest expense	—	—	—	—	—	—	—	—	—
Non-operating income, net	0.8	0.1	0.4	0.3	(0.1)	0.1	0.5	0.6	0.6

Income before income taxes	12.0	2.6	6.5	2.1	(1.1)	0.7	7.9	(4.5)	2.7
Income taxes	0.5	(0.2)	0.1	(0.1)	(0.4)	(0.2)	0.6	1.1	0.9

Net income	11.5	2.8	6.4	2.2	(0.7)	0.9	7.3	(5.6)	1.8
Net income attributable to non-controlling interest	—	0.3	0.2	—	—	—	—	—	—

Net income attributable to Deswell Industries, Inc.	11.5%	2.5%	6.2%	2.2%	(0.7)%	0.9%	7.3%	(5.6)%	1.8%

Year ended March 31, 2010 Compared to Year Ended March 31, 2009
     Net Sales — The Company’s net sales for the year ended March 31, 2010 were $81,614,000, a decrease of $50,124,000 or 38.0% as compared to fiscal year 2009. The decrease was related to a decrease in sales revenue at our plastic segment of $26,391,000 as well as $23,733,000 at our electronic and metallic segment. This represented decreases of 36.0% and 40.7% respectively, as compared with the respective net sales from these segments in the prior fiscal year. The revenue decrease at the plastic segment was mainly due to the decrease in orders from existing customers of $30,648,000 offsetting the increase in net sales from other existing and new customers of $3,002,000 and $1,255,000, respectively, as a result of the generally weak economy. About 83% of the decrease in net sales for the year ended March 31, 2010 was accounted for by one of the segment’s major customers related to plastic component sales of electronic entertainment products. Net sales from this major customer for the year ended March 31, 2010 had dropped by about 59% due to a decrease in orders for one of their main products, as compared with the prior fiscal year.

     The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of professional audio and electronics products from existing customers of $24,470,000 and $5,292,000, respectively, and a decrease in distributions sales of $692,000, offsetting the increase in orders from existing and new customers for professional audio instrument products of $6,721,000. The decrease in orders was due to the combined effect of the global economic downturn, persistent pressure of losing orders to lower-priced competitors, as well as change of customer mix.
     Deswell’s largest customer in both fiscal 2009 and 2010, N&J Company Ltd., reduced the volume of its orders during the year ended March 31, 2010 to 19.2% of Deswell’s total sales from 28.6% of our total sales in fiscal 2009. Similarly, Digidesign, Inc. Deswell’s largest customer in fiscal 2008, reduced the volume of its orders during the year ended March 31, 2009 to 12.7% of Deswell’s total sales from 17.0% of its total sales in fiscal 2008. These reductions in sales of the Company’s major customers contributed to the decreases in Deswell’s total sales in fiscal 2009 from fiscal 2008 and in fiscal 2010 from fiscal 2009. This illustrates our dependence on a few major customers and that a substantial decrease in sales from any of our larger customers adversely impacts our sales and financial performance. See the discussion under “We are dependent on a few major customers and have no long-term contracts with them. Our sales would substantially decrease and we would suffer decreases in net income or losses if we lose any of our major customers, if they substantially reduce their orders or if they are unable to pay us. These risks have become particularly acute in the current adverse economic environment” in Item 3 Key Information — Risk Factors, above.
     Gross Profit — The gross profit for the year ended March 31, 2010 was $12,656,000, representing a gross profit margin of 15.5%. This compared with the overall gross profit and gross profit margin of $20,168,000 or 15.3% for the year ended March 31, 2009.
     Gross profit in the plastic segment decreased $3,108,000 to $9,844,000 or 20.9% of net sales for the year ended March 31, 2010, as compared to $12,952,000 or 17.6% of net sales, for the same period in the prior year. Despite the reduction of gross profits, which resulted from a 36% decrease in sales during the year ended March 31, 2010, Deswell’s gross profit margin percentage in the plastic segment increased by 3.3%. The improvement in gross profit margin as a percentage of sales in the plastic segment during the year ended March 31, 2010 primarily resulted from lower material costs as a percentage of sales stemming from a reduction of sales of lower profit margin items and from a 14% drop in the average costs of resin used in the manufacture of plastic products. These improvements were partially offset by higher factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.
     Gross profit in the electronic and metallic segment decreased by $4,403,000 to $2,813,000 or 8.1% of net sales, for the year ended March 31, 2010, as compared to $7,216,000 or 12.4% of net sales, for last year. Decrease in the gross profit as a percentage of sales was mainly attributed to higher raw materials cost and factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.
     Selling, general and administrative expenses — SG&A expenses for the year ended March 31, 2010 were $15,505,000, amounting to 19.0% of total net sales, as compared to $19,290,000 or 14.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $3,785,000 or 19.6% over the corresponding period of last year.
     The SG&A expenses for the year ended March 31, 2010 in the plastic segment decreased by $1,381,000 to $10,584,000 or 22.5% of net sales, as compared to $11,965,000 or 16.3% of net sales for fiscal 2009. The decrease was primarily related to the decrease of $442,000 in selling expenses, $295,000 in director remuneration due to resignation of a co-founder during fiscal 2009, $422,000 in traveling expenses and $149,000 in equipment maintenance, offsetting an increase of $175,000 in sundry expenses as compared with last fiscal year.
     The SG&A expenses in the electronic and metallic segment decreased by $2,405,000 to $4,921,000 or 14.2% of net sales, for the year ended March 31, 2010, as compared to $7,326,000 or 12.6% of net sales for fiscal 2009. The decrease was primarily related to the decreases of $423,000 in selling expense, $1,352,000 in staff costs related to a 30% reduction in headcount, $322,000 in officers’ remuneration due to the resignation of a co-founder of the electronic and metallic segment, $108,000 in travelling expense and $82,000 in office operating expense, as compared with the prior year.
     Other operating income — Other operating income was $4,594,000 for the year ended March 31, 2010, as compared to other operating expense of $132,000 in fiscal 2009.
     On a segment basis, other operating income attributable to the plastic segment for the year ended March 31, 2010 was $4,250,000, as compared to an operating income of $348,000 for the prior fiscal year. The increase in other operating income for the year ended March 31, 2010 was mainly attributable to a net gain of $4,198,000 that Deswell recognized from the sale of its former manufacturing plant in Shekou, Shenzhen, China, as compared to an exchange gain of $901,000, a provision for doubtful receivables of $275,000 and a loss incurred on a sale of fixed assets of $236,000 in the prior year.
     Other operating income attributable to the electronic and metallic segment for the year ended March 31, 2010 was $344,000, as compared to other operating expense of $480,000 in prior year. Fiscal 2010 other operating income was attributable to an exchange gain of $44,000, a gain of $156,000 on sales of scrap materials and $113,000 in other income for the year ended March 31, 2010, as compared to $196,000 in exchange loss and a provision of other receivables of $437,000 for fiscal 2009.
     Operating Income — Operating income was $1,745,000 for the year ended March 31, 2010, as compared with the operating income of $745,000 in the prior fiscal year.
     On a segment basis, operating income in the plastic division was $3,509,000, or 7.4% of net sales in the year ended March 31, 2010 compared to operating income of $1,335,000 or 1.8% of net sales in fiscal 2009. The increase in operating income in the plastic segment was mainly the result of an increase in other operating income offsetting the decrease in sales revenue and an increase in SG&A expenses as a percentage of sales, as discussed above.
     The operating loss of the electronic and metallic segment was $1,764,000, or a negative 5.1% of net sales in that segment in the year ended March 31, 2010 compared to operating loss of $590,000 or a negative of 1.0% of net sales in fiscal 2009. The increase in operating loss for the electronic and metallic segment primarily resulted from a decrease in sales revenue and correspondingly lower gross profit amount, as discussed above.
     Non-operating income — Non-operating income for the year ended March 31, 2010 increased by $276,000, to $444,000, as compared with fiscal 2009. This increase was mainly attributable to interest income of $166,000, an unrealized gain on the revaluation of marketable securities of $39,000 in the plastic segment, and as a realized gain of $160,000 from the sale of marketable securities in the electronic and metallic segment.
     Income Taxes — Income tax for the year ended March 31, 2010 was comprised of an income tax expense of $380,000 and a deferred tax provision of $310,000, which compares to an income tax expense of $234,000 and a deferred tax benefit of $516,000 for the fiscal 2009.
     On a segment basis, income tax of the plastic segment was comprised of income tax expense of $379,000 and a deferred tax benefit of $91,000 for the year ended March 31, 2010, as compared to the income tax expense of $207,000 and a deferred tax benefit of $275,000 in fiscal 2009. The plastic segment’s year-to-date income tax expense of $379,000 was incurred and payable by one of the Company’s subsidiaries. Such income tax was charged on the subsidiary’s current taxable profit, after recognizing the gain on the sale of its former manufacturing plant in the second fiscal quarter of 2010 net of the subsidiary’s accumulated tax loss carryforward from fiscal 2009.
     The income tax expense and deferred tax provision for the electronic and metallic segment was $1,000 and $401,000, respectively for year ended March 31, 2010, as compared to the income tax expense of $27,000 and a deferred tax benefit of $241,000 for fiscal 2009.
     Net Income — The Company had net income of $1,499,000 for the year ended March 31, 2010, an increase of $304,000, as compared to net income of $1,195,000 for the year ended March 31, 2009. Net income for the year ended March 31, 2010 represented 1.8% of net sales, compared to 0.9% of net sales for the net income in prior year. The increase in net income resulted primarily from the gain on the sale of the Company’s former manufacturing plant in Shekou, Shenzhen, China, as discussed above.
     Net income for the plastic segment for the year ended March 31, 2010 totaled $3,446,000, as compared to the net income of $1,620,000 for fiscal year 2009. The increase in net income of the plastic segment was mainly the result of an increase in other operating income offsetting a decrease in gross profit, as described above.
     Net loss for the electronic and metallic segment for the year ended March 31, 2010 was $1,947,000, compared to the net loss of $425,000 for the prior fiscal year. The decrease in net loss of the electronic and metallic segment was mainly the result of decrease in sales revenue and correspondingly lower gross profit amount as described above.
Year ended March 31, 2009 Compared to Year Ended March 31, 2008
     Net Sales — The Company’s net sales for the year ended March 31, 2009 were $131,738,000, a decrease of $12,068,000 or 8.4% as compared to the year ended March 31, 2008. Sales to N&J Company Limited and Digidesign Inc., the Company’s two largest customers during the year ended March 31, 2009, represented approximately 41.3% of net sales for the year. See Item 4. Information on the Company — Major Customers, above. The decrease was related to a decrease in sales revenue at our electronic and metallic segment of $26,637,000 offsetting the increase in sales at our plastic segment of $14,569,000. This represented a decrease of 31.3% and an increase of 24.8% respectively, as compared with the respective net sales from these segments in fiscal 2008.
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
     The SG&A expenses in the plastic segment increased by $1,142,000 to $11,965,000, or 16.3% of net sales, for the year ended March 31, 2009 compared to $10,823,000, or 18.4% of net sales, for the year ended March 31, 2008. The increase in the SG&A expenses was primarily related to the increase in salaries and bonuses of $516,000 as a result of 17.3% increase in pay rates, and$132,000 in social insurance, and $100,000 in value-added taxes and property taxes ,as compared with the year ended March 31, 2008.
     The SG&A expenses in the electronic and metallic segment decreased by $1,452,000 to $7,326,000 or 12.6% of net sales, for the year ended March 31, 2009 compared to $8,778,000 or 10.3% of net sales for the prior year. The decrease was primarily due to the continued cost control measures resulting in a decrease of $612,000 in salaries and bonuses, $410,000 in social insurance and staff welfare expenses, $80,000 in travelling expenses and $52,000 in rental expenses as compared with the corresponding period in the prior year. There was also a decrease of $73,000 in selling expense as well as $65,000 in depreciation expense when compared to the year ended March 31, 2008.
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
     Other operating expense attributable to our electronic and metallic segment for the year ended March 31, 2009 was $480,000, as compared to the other operating expense of $508,000 in fiscal 2008. The decrease was primarily the result of no impairment on the goodwill relating to the metallic division during fiscal 2009 as compared to $318,000 impairment loss recognized during fiscal 2008. During fiscal 2009, there was also a decrease in foreign exchange loss by $176,000, partially offsetting a provision of other receivables of $437,000, as compared to fiscal 2008.
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
     Income Taxes — Income taxes for the year ended March 31, 2009 were comprised of income tax expenses of $234,000 and a deferred tax benefit of $516,000, as compared with the income tax expenses of $654,000 and a deferred tax benefit of $550,000 fiscal 2008.
     Non-controlling Interest — There was no non-controlling interest for the year ended March 31, 2009. In August 2007, the Company acquired the remaining 24% non-controlling interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries, thereby increasing Deswell’s interest in that company from 76% to 100%. As a result, the dollar amount of non-controlling interest decreased to zero for the year ended in March 31, 2009 from $228,000 for fiscal 2008.
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

Seasonality
     The following table sets forth certain unaudited quarterly financial information sequentially for the twelve quarters in the three-year period ended March 31, 2010 (in thousands):

	Year ended March 31,
	2008				2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$38,452	$38,414	$35,416	$31,524	$35,039	$32,241	$37,101	$27,357	$22,738	$20,852	$21,358	$16,666
Gross profit	6,762	6,698	7,923	5,050	5,901	3,524	6,413	4,330	3,603	2,907	4,049	2,097
Operating income (loss)	3,304	1,681	3,033	652	1,310	(1,663)	878	220	(272)	2,938	296	(1,218)
Net income (loss)	3,111	1,755	2,955	1,038	1,293	(1,675)	987	590	(253)	3,124	(437)	(935)
     The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2010 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2008	2009	2010	2008	2009	2010	2008	2009	2010	2008	2009	2010
Net sales	$38,452	$35,039	$22,738	$38,414	$32,241	$20,852	$35,416	$37,101	$21,358	$31,524	$27,357	$16,666
Gross profit	6,762	5,901	3,603	6,698	3,524	2,907	7,923	6,413	4,049	5,050	4,330	2,097
Operating income (loss)	3,304	1,310	(272)	1,681	(1,663)	2,938	3,033	878	296	652	220	(1,218)
Net income (loss)	3,111	1,293	(253)	1,755	(1,675)	3,124	2,955	987	(437)	1,038	590	(935)
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
Exchange Rates
     The Company’s sales are mainly in United States dollars and Hong Kong dollars and its expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.
     The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.782, 7.7597 and 7.764 at March 31, 2008, 2009 and 2010, respectively. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars, our margins and financial results could be adversely affected.
     Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations of the RMB to the US dollar from July 21, 2005 by showing, on a calendar and Deswell-fiscal year basis, the exchange ratio at the end of each quarter after July 21, 2005, the date of the RMB to US dollar adjustment to March 31, 2010.

(1)	RMB (yuan) to US dollar data presented in this chart were derived from the historical currency converter available at http://forex-history.net.

(2)	If the end of a quarter fell on a Saturday or Sunday, datum is provided as of the previous Friday
     Approximately 48.7%, 35.1% and 51.0% of our total costs and expenses were in RMB during the years ended March 31, 2008, 2009 and 2010, respectively.
     In our fiscal years following the July 21, 2005 adjustment in the exchange ratio, the exchange ratio of the RMB to the US dollar has appreciated each year through March 31, 2010, albeit to a substantially lesser degree beginning in mid-2008. The following table shows the percentage appreciation.

Exchange ratio of RMB to US$1.00 at March 31,
2006		2007		2008		2009		2010

Ratio	% change(1)	Ratio	% change(2)	Ratio	% change(2)	Ratio	% change(2)	Ratio	% change(2)
1:8.017	1.16%	1:7.730	3.58%	1:7.012	9.29%	1:6.834	2.54%	1:6.826	0.11%

(1)	From ratio at July 22, 2005.

(2)	From ratio at preceding March 31.
     In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 25, 2005 because of concerns that the stronger RMB was hurting Chinese exports at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during our year ended March 31, 2010. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing approximately 0.7% from, according to the historical currency converter available at http://forex-history.net, RMB 6.8262 on June 18, 2010 to RMB 6.78 on July 22, 2010.
     We did not hedge our currency risk during the years ended March 31, 2008, 2009 and 2010 and at March 31, 2010, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

2009 Change in Functional Currency
     Prior to January 1, 2009, the functional currencies of our subsidiaries were Hong Kong dollars and Chinese renminbi, or RMB. Effective January 1, 2009, the functional currencies of all our subsidiaries were changed to U.S. dollars. The U.S. dollar is considered by management to be the most appropriate functional currency of Deswell’s subsidiaries because over the years, and especially in our year ended March 31, 2009 and continuing in our year ended March 31, 2010, most of our customers contracted with our subsidiaries in U.S. dollars. The following table shows the percent of our sales that were denominated in US dollars for the years ended March 31, 2008, 2009 and 2010:

	Year ended March 31, 2008			Year ended March 31, 2009			Year ended March 31, 2010
	Plastic	Electronic		Plastic	Electronic		Plastic	Electronic
	Injection	&		Injection	&		Injection	&
	Molding	Metallic		Molding	Metallic		Molding	Metallic
	Segment	Segment	Total	Segment	Segment	Total	Segment	Segment	Total
Percent of sales denominated in US$	54.5%	96.0%	79.5%	72.4%	95.0%	82.3%	62.7%	95.0%	76.2%
     Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because of the relative stability in the exchange rate of the RMB to the U.S. dollar since mid-2008 when the Chinese government halted allowing the RMB to appreciate against the dollar, the actual effect of the change in our functional currency to the U.S. dollar was immaterial to our results of operations, liquidity and cash flows for our years ended March 31, 2009 or March 31, 2010. We do not currently expect that it is reasonably likely that the change in our functional currency to the US dollar will have a material effect on our results of operations, liquidity or cash flows in future periods.
     Irrespective of our functional currency, however, if the exchange rate of the RMB to US dollar again becomes volatile, our results of operations would be affected, positively or negatively, depending on the amounts of expenses our subsidiaries pay in RMB and whether the RMB depreciates or appreciates to the US dollar. As discussed under “Exchange Rates” above, the exchange rate of the RMB has been appreciating since June 19, 2010 when China’s central bank announced that it planned to introduce more flexibility in the management of China’s currency. If the RMB continues appreciating to the U.S. dollar, our operating costs would increase and our financial results would be adversely affected. See the Risk Factor entitled “Changes in currency exchange rates have and could continue to significantly affect our financial results” on page 11 of this Report.
Liquidity and Capital Resources
     For the year ended March 31, 2010, net cash generated from operations totaled $14,351,000, including net income of $1,499,000 and depreciation and amortization of $7,011,000. Accounts receivable decreased by $7,828,000, over levels at March 31, 2009, primarily as a result of the decrease in total sales volume. Inventories decreased by $5,637,000 over levels at March 31, 2009, primarily resulting from the decreases in raw materials and work-in-progress of plastic and electronics products. Accounts payable decreased by $3,072,000 over levels at March 31, 2009, primarily because of the decrease in materials purchases. For the year ended March 31, 2009, net cash generated from operations totaled $11,669,000, including net income of $1,195,000 and depreciation and amortization of $7,264,000.
     Net cash used in investing activities amounted to $1,449,000 and $7,057,000 for the year ended March 31, 2010 and 2009, respectively. Capital expenditures during these periods totaled $1,606,000 and $7,402,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2010, we acquired marketable securities for $5,631,000 and received proceeds of $5,185,000, net of transaction costs, from the sale of our former manufacturing plant in Shekou, Shenzhen, China.
     Net cash used in financing activities for the years ended March 31, 2010 and 2009 were $916,000 and $3,789,000, respectively. Net cash we used in financing activities during the year ended March 31, 2010 was primarily to fund dividend payments to shareholders of $1,619,000 and net of the proceeds of $703,000 from the exercise of stock options from directors and employees. Net cash we used in financing activities during the year ended March 31, 2009 was primarily to fund the dividend payments to shareholders of $3,789,000.
     As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2010 remained at 5.0% from March 31, 2009.

     At March 31, 2010, the Company had cash and cash equivalents of $35,120,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.
     At March 31, 2010, the Company had capital commitments for purchase of plant and machinery, leasehold improvements, totaling $73,000 and $20,000, respectively, which are expected to be disbursed during the year ending March 31, 2011. Also, the Company had capital commitments for a new enterprise resource planning software system upgrade project at March 31, 2010 totaling $191,000, which we expect to disburse by March 31, 2011.
     A summary of our contractual obligations and commercial commitments as of March 31, 2010 is as follows:

	Payments due by period (in thousands)
			Period from	Period from	Period
		Year ending	April 1, 2011	April 1, 2013	after
		March 31,	to March 31,	to March 31,	March 31,
	Total	2011	2013	2015	2015
Contractual obligations
Long-term bank borrowing	$—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease payments	29	29	—	—	—
Capital commitment	284	284	—	—	—
Other purchase obligations	6,806	6,806	—	—	—
Other long-term liabilities reflected on	—		—	—	—
Company’s balance sheet under US GAAP	—	—	—	—	—

Total	$7,119	$7,119	$—	$—	$—

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     The directors and executive officers of the Company at June 30, 2010 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	65	Chairman of the Board of Directors
Franki Shing Fung Tse	46	Chief Executive Officer
Chin Pang Li	64	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	64	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	63	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	64	Non-Executive Director and Member of Audit Committee
Betty Ching Han Lam	48	Chief Financial Officer
     Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.
     Franki Shing Fung Tse. Mr. Tse joined Deswell in February 2007 at its Chief Executive Officer, bringing with him over 19 years’ experience in the tool-making, plastic injection and electronic service provider, or EPS, industry. From July 2005 until joining Deswell, he served as Vice President of Operations for Goodbaby Child Products Co. Ltd., a leading baby-products manufacturing company in Shanghai, China with approximately 15,000 workers. From May 2001 to June 2005 Mr. Tse served as Director of Marketing of Deswell’s plastic subsidiary, Jetcrown Industrial (Dongguan) Ltd. From 1988 to 2000, Mr. Tse was in charge of the China Sales Business Division of Qualidux Industrial Co., Ltd., a group of companies engaged in original design and original equipment plastics manufacturing. Mr. Tse received his MBA in Business Finance from the University of Lincoln, United Kingdom in 2002.
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
     Betty Ching Han Lam. Ms. Lam joined the Company as Chief Financial Officer effective on August 1, 2008. Ms. Lam has over 20 years’ experience in accountancy profession in various industries. Before joining Deswell, Ms. Lam served as Finance Director from August 2007 until July 2008, and as Financial Controller from March 2000 to July 2007, for Paxar (China) Limited, a multinational corporation manufacturing packaging items, hang tags, woven and paper labels for the garment industries. During the fifteen years preceding her tenure at Paxar,

Ms. Lam served in the finance departments of other enterprises, including over three years with Deloitte Haskins & Sells, an international public accounting firm that was one of the predecessors of Deloitte &Touche (Deloitte, Touche Tohmatsu in Asia). Ms. Lam received her Master of Business in Accounting and Finance from the University of Technology, Sydney in 1996 and her Professional Diploma in Accountancy from the Hong Kong Polytechnic in 1985.
     No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.
Compensation of Directors and Executive Officers
Executive Officers
     The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2010 to all directors and executive officers as a group for services in all service capacities was approximately $1,217,000 which
•	excludes amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company during the year ended March 31, 2010; and

•	includes compensation amounts paid to an executive who left the Company during the year ended March 31, 2010.
     See the discussion under “We depend on our executive officers, senior managers and skilled personnel.” in Item 3 Key Information — Risk Factors on page 14 of this Report.
Directors
     Effective August 1, 2003, directors who are not employees of the Company or any of its subsidiaries are paid $2,000 per month for services as a director, and are reimbursed for all reasonable expenses incurred in connection with services as a director and member of Board committees. The Board has determined that Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui are each “independent” within the meaning of Rule 5605(a) (2) of the NASDAQ Marketplace Rules.
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
     Until the retirement of Chi Wai Leung effective January 1, 2009, who, in addition to serving as our Executive Director of Engineering for Plastic Operations, also served on our board of directors, a majority of our Board of Directors were not “independent” directors within the definition of “independent director” in NASDAQ Marketplace Rule 4200(a)(15) (which was in effect at the time of such resignation and has since been replaced without material change by NASDAQ Marketplace Rule 5605(a)(2)) and accordingly we did not theretofore comply with then applicable NASDAQ Market place Rule 4350(c)(1). Although our Board now consists of a majority of independent directors, if we choose to fill Mr. Leung’s former position on our Board with a member of our management team or a person not otherwise deemed “independent” under NASDAQ’s Marketplace Rules, we would not then comply with NASDAQ Marketplace Rule 5605(b)(1) (which replaced NASDAQ Market place Rule 4350(c)(1) effective April 13, 2009) and our corporate governance standards would again differ in this regard from those applied to US domestic issuers under NASDAQ’s Marketplace Rules. See also “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 16 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to US domestic issuers and US NASDAQ-listed companies.
Employees
     At March 31, 2010, the Company employed 3,474 persons on a full-time basis, of which nine were located in Macao and 3,465 were located in or travel to and from China. Of the Company’s employees, at March 31, 2010
•	2,586 engaged in plastic injection molding manufacturing, and

•	888 engaged in contract electronic manufacturing, metal molds and parts manufacturing.
     The Company has not experienced significant labor stoppages. Management believes that relations with the Company’s employees are satisfactory.
Share and Option Ownership of Directors and Senior Management
     For information concerning the beneficial ownership of the Company’s common shares, including options, by directors and senior management and major shareholders, see Item 7 of this Report.
Employee Stock Option Plans
     In 1995, the Company adopted its 1995 Stock Option Plan permitting the Company to grant options to purchase up to 1,012,500 common shares to employees, officers, directors and consultants of the Company. On September 29, 1997, the Company’s Board of Directors and shareholders approved an increase of 549,000 shares in the number of shares that can be optioned and sold under the Option Plan bringing to a total of 1,561,500 shares the number of common shares that can be optioned and sold under the 1995 Stock Option Plan. No shares remain available for grant under the Company’s 1995 Stock Option Plan.
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
     At June 30, 2010 :
•	options to purchase an aggregate of 4,269,000 shares had been granted under all of Deswell’s option plans,

•	there were options to purchase an aggregate of 690,500 common shares outstanding, and

•	there were options to purchase 217,500 shares available for future grant under Deswell’s option plans.
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2010, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Number of shares
	beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	1,716,045	(2)	10.4
Chin Pang Li	1,520,750	(3)	9.2
FMR LLC and Edward C. Johnson 3d	991,999	(4)	6.1
Franki Shing Fung Tse	*		*
Betty Ching Han Lam	*		*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

*	Less than 1%.

(1)	Based on 16,191,810 shares outstanding on June 30, 2010. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 1,421,045 held of record by Mr. Lau and options to purchase 295,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $10.41 per share, with terms expiring from September 30, 2013 to January 20, 2018.

(3)	Consists of 1,225,750 held of record by Mr. Li and options to purchase 295,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $10.41 per share, with terms expiring from September 30, 2013 to January 20, 2018.

(4)	Based on Schedule 13G filed with the SEC on February 16, 2010.
Change in the Percentage Ownership Held by Major Shareholders
     The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years (listed in descending order based on shareholdings at June 30, 2010):

	Percentage Ownership at June 30,(1)
Name of beneficial owner or identity of group	2008		2009		2010
Richard Pui Hon Lau	10.2		10.6		10.4
Chin Pang Li	9.0		9.4		9.2
FMR LLC and Edward C. Johnson 3d	5.5	(2)		(3)	6.1	(4)
Wellington Management Company, LLP	11.4	(5)		(6)		(6)
Royce & Associates, LLC	8.6	(7)	5.3	(8)		(9)
Chi Wai Leung	8.4			(10)		(10)

(1)	Based on 15,790,810 shares outstanding on June 30, 2008 and 2009, respectively, and 16,191,810 shares outstanding on June 30, 2010. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)	Based on Amendment No. 5 to Schedule 13G filed by the listed persons with the SEC on February 14, 2008.

(3)	Less than 5 percent based on Amendment No. 6 to Schedule 13G filed by the listed persons with the SEC on February 17, 2009.

(4)	Based on Schedule 13G filed by the listed persons with the SEC on February 16, 2010.

(5)	Based on Amendment No. 5 to Schedule 13G filed by the listed persons with the SEC on February 14, 2008.

(6)	Less than 5 percent based on Amendment No. 7 to Schedule 13G filed by the listed person with the SEC on January 12, 2009 and the absence of any Schedule 13D or 13G filing by the listed person since then.

(7)	Based on Amendment No. 7 to Schedule 13G filed by the listed person with the SEC on February 1, 2008.

(8)	Based on Amendment No. 8 to Schedule 13G filed by the listed person with the SEC on January 23, 2009.

(9)	Less than 5 percent based on Amendment No. 9 to Schedule 13G filed by the listed person with the SEC on January 27, 2010.

(10)	Mr. Leung retired as Executive Director of Engineering for Plastic Operations and a member of Deswell’s Board of Directors effective on January 1, 2009. Deswell was advised in 2009 that Mr. Leung’s shareholdings at June 30, 2009 were less than 5 percent. Since there have been no Schedule 13D or 13G filings by Mr. Leung with the SEC since then that would indicate otherwise, Deswell believes that Mr. Leung’s shareholdings remained at less than 5 percent at June 30, 2010.
     All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2010, approximately 24 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2010, 16 holders of record with addresses in the United States held approximately 13.4 million of our outstanding common shares.
Related Party Transactions
     Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2009 through June 30, 2010, the latest practical date prior to filing of this Report.
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
Export Sales
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
•	2008 aggregating $9,523,000, $2,574,000 of which was based on results for the last quarter of the year ended March 31, 2007 and $6,949,000 of which was based on results for the first three quarters of the year ended March 31, 2008;

•	2009 aggregating $3,790,000, $1,895,000 of which was based on results for the last quarter of the year ended March 31, 2008 and $1,895,000 of which was based on results for the first three quarters of the year ended March 31, 2009 ; and

•	2010 aggregating $1,619,000, which was based on results for the second quarter of the year ended March 31, 2010.
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

Item 9. THE OFFER AND LISTING
     The Company’s shares are traded exclusively on the NASDAQ Global Market under the symbol “DSWL”.
     The following chart shows the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2010:
     The following chart shows the high and low sale prices per share of Deswell shares as reported by the NASDAQ Global Market during each of the quarters in the two-year period ended March 31, 2010.
     The following chart shows the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market during each of the months in the six-month period ended June 30, 2010.

Item 10. ADDITIONAL INFORMATION
Share Capital
     Not applicable to Deswell.
Memorandum and Articles of Association
     Effective December 13, 2007, we amended and restated our Memorandum and Articles of Associations (collectively the “2007 Charter”), the instruments governing a company organized under the law of the British Virgin Islands, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States.
     Effective March 26, 2010, we amended Regulation 6.15 of our Articles of Association to reduce the number of our outstanding common shares that must be present in person or by proxy in order to hold any meeting of shareholders from no less than 50 percent to no less than 33 1/3 percent.
     Under our 2007 Charter, as amended through March 26, 2010:
•	our shares are eligible for a direct registration system operated by a securities depository in accordance with Nasdaq Marketplace Rule 5210(c) (formerly Rule 4350(1)).

•	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our US and BVI counsel so as to (a) be consistent with the BVI Business Companies Act, 2004, as amended (the “Act”), the Act having come into force on January 1, 2004 superseding in certain respects the International Business Companies Act, 1984, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.

•	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.

•	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.

•	holders of our shares:
•	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.

•	do not to have cumulative voting rights in the election of directors.

•	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law.
•	all of common shares are equal to each other with respect to liquidation and dividend rights.

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.
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
Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders
     Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 16,191,810 common shares were outstanding on June 30, 2010.
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
     (d) change Clause 7 of our Articles of Association conferring the rights of our shareholders to one vote per share, the right to equal share in dividend paid by the company or to surplus assets on liquidation; or
     (e) change Clause 9 of our Articles of Association which sets forth rights of our shareholders and directors to amend our Memorandum and Articles of Association.
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
     On August 5, 2009, Deswell entered into a Sale and Purchase Agreement with a third party to sell real property Deswell owns in Shekou, Shenzhen, China that it formerly used for its plastic injection molding operations for RMB 50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net). The sale closed on September 30, 2009 after required local government transfer and other approvals have been obtained. An English summary of the Sale and Purchase Agreement is incorporated by reference as Exhibit 4.4 to this Report.

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
     Distributions
     Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers in tax years before January 1, 2011 from “qualified foreign corporations” are taxed at the rate of either 5 percent (zero, for tax years beginning in 2008, 2009 and 2010) or 15 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. Dividends received in tax years beginning after December 31, 2010 will be taxed at higher ordinary income tax rates. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividend is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2009 or 2010. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
     An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. Based on the composition of our annual gross income and the nature and book value of our assets and the total market value, or market cap, of our shares at the end of each quarter of our fiscal years ended March 31, 2009 and 2010, we believe that we were not a PFIC for U.S. federal income purposes for our fiscal years ended March 31, 2009 or 2010. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC.
     We have not conducted an appraisal of the actual fair market value of our assets to support our conclusion regarding our PFIC status. If we conducted such appraisal, it might not result in a fair market value of our assets being sufficiently greater than the aggregate value of our market cap to support our conclusion regarding our PFIC status. Even if such appraisal did so support our conclusion as to our PFIC status, such appraisal may not be enough to establish to the satisfaction of the IRS that the fair market value of our assets, which would, or we believe should, not be considered “passive, ” was sufficiently greater than the aggregate value of our market cap.
     A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.
      As a result of the classification as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your ordinary shares. Under the PFIC regime, any excess distribution and recognized gain would be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our ordinary shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations
     If we were treated as a PFIC, a U.S. Holder of our shares would generally be subject to the PFIC rules described above with respect to distributions by us, and dispositions by us of the stock of, any direct or indirect subsidiaries of ours that are classified as PFICS under either the “asset test” or the “income test,” as if such holder received directly its pro-rata share of the proceeds from such disposition.
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
     In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC. However, if we were a PFIC, such election would not be available for any of our subsidiaries that also may be classified as PFICs, and those subsidiaries would continue to be subject to the PFIC rules described above.
     If we are treated as a PFIC at any time that you hold our shares but cease to be classified as a PFIC in a later year, we will continue to be classified as a PFIC with respect to you unless you make a deemed sale election in a timely manner to be taxed as if you sold your shares on the last day of our last year during which we were treated as a PFIC. In this case, you would pay tax on the gain on the deemed sale treated as ordinary income and an interest charge, and no loss will be allowed to you. A timely deemed sale election can also be made with respect to our subsidiaries that are treated as PFICs, in which case you will be taxed on the amount of gain treated as ordinary income and pay an interest charge as if the stock of such subsidiaries had been actually sold or disposed of by us while we were a PFIC and you held our shares. If we subsequently become a PFIC, you will again be subject to the general PFIC rules discussed herein. We do not expect to monitor our status (or the status of any of our subsidiaries) as a PFIC for the current taxable year or in any future taxable year and, therefore, we may not be able to inform you as whether we have become a PFIC in any given year or whether we have subsequently ceased to be a PFIC.
     If we were treated as a PFIC, each U.S. Holder would be required to make an annual return on IRS Form 8621, reporting, among other things, distributions received and gain realized with respect to each PFIC in which such holder holds a direct or indirect interest, and may be required to provide other information as specified by the IRS. In this regard, we note, in particular, that under recently enacted legislation U.S. Holders may be subject to further reporting requirements in connection with the annual filing of their respective U.S. federal income tax returns with respect to shareholdings in foreign corporations, which may include affirming whether or not a foreign corporation in which such U.S. Holder has invested is (or is not) a PFIC irrespective of whether any distributions have been received, the U.S. Holder has disposed of any stock of the foreign corporation, or the foreign corporation has disposed of any stock of its foreign subsidiaries in the relevant taxable year.
     An actual determination of PFIC status is highly factual in nature. Given the complexity of the issues that may result if we are classified as or become a PFIC, you are urged to consult your own tax advisors with respect to the tax consequences to you in the event that this should occur, in view of your particular circumstances.
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
Documents on Display
     Deswell is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Deswell files annual reports on Form 20-F within six months of its fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.
     As a foreign private issuer, Deswell is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.
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
     To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Macao and China, which differ from U.S. GAAP. See Note 1 of Notes to Consolidated Financial Statements. China’s laws and regulations regulate dividend distribution and repatriation by the Company’s China subsidiaries. To date these controls, with the exception of a requirement that 10% of profits to be reserved for future developments and staff welfare, have not had and are not expected to have a material impact on the Company’s financial results.
Foreign Currency Risk
     At March 31, 2008, 2009 and 2010, the Company had no open forward exchange contracts or option contracts.
     Cash on hand at March 31, 2010 of $35,120,000 was held in the following currencies:

Equivalent
U.S. Dollar
Holdings
United States dollars	$18,155,000
Hong Kong dollars	13,633,000
Chinese RMB	3,199,000
Macao dollars	100,000
Euro	17,000
Japanese yen	14,000
Pounds sterling	2,000
     See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.
Interest Rate Risk
     Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $11.0 million as at March 31, 2010 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2010 we had no long-term debt or short-term bank loans outstanding on our credit facilities.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.

Item 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of March 31, 2010.
     Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2010 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
     A deficiency in internal control over financial reporting exists, as defined under Standards of the Public Company Accounting Oversight Board, when the design or operation of a control does not allow management or employees, in the normal course of performing their assigns functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.
     Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework.
     Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2010, the Company’s internal control over financial reporting was effective based on above described criteria.
Attestation Report of the Registered Public Accounting Firm
     The effectiveness of internal control over financial reporting as of March 31, 2010 has been audited by BDO Limited, an independent registered public accounting firm with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth immediately below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Deswell Industries, Inc.
We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Deswell Industries, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2010 and our report dated July 29, 2010 expressed an unqualified opinion thereon.

/s/ BDO Limited
BDO Limited
Hong Kong, July 29, 2010

Changes in Internal Controls
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2010 was BDO Limited (“BDO”).
     The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2009 and 2010.

	Year ended March 31,
	2009	2010
	(In thousands)
Audit fees (1)	$226	$206
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—

	$226	$206

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided by BDO.
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
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS
     Not applicable to Deswell.
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable to Deswell.

Item 16G. CORPORATE GOVERNANCE
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
We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2009 and 2010, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 29, 2010 expressed an unqualified opinion thereon.

/s/ BDO Limited
BDO Limited
Hong Kong, July 29, 2010

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2009	2010

ASSETS

Current assets:
Cash and cash equivalents	$23,134	$35,120
Marketable securities (note 3)	100	5,673
Accounts receivable, less allowances for doubtful amounts of $349 and $223 at March 31, 2009 and 2010, respectively	22,227	14,399
Inventories (note 4)	21,445	15,808
Assets held for sale (note 6)	987	—
Prepaid expenses and other current assets (note 5)	1,887	1,844

Total current assets	69,780	72,844
Property, plant and equipment-net (note 6)	66,564	60,705
Deferred income tax assets (note 9)	746	70
Goodwill (note 7)	392	392

Total assets	$137,482	$134,011

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$10,370	$7,298
Accrued payroll and employee benefits	2,473	2,570
Customer deposits	1,460	883
Other accrued liabilities (note 8)	2,167	1,905
Income taxes payable	705	—
Deferred income tax liabilities (note 9)	—	340

Total current liabilities	17,175	12,996

Commitments and contingencies (note 10)	—	—

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2009 — 15,790,810; March 31, 2010 — 16,191,810	49,923	50,803
Additional paid-in capital	7,771	7,719
Accumulated other comprehensive income	5,316	5,316
Retained earnings	57,297	57,177

Total shareholders’ equity	120,307	121,015

Total liabilities and shareholders’ equity	$137,482	$134,011

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2008	2009	2010

Net sales	$143,806	$131,738	$81,614
Cost of sales	117,373	111,570	68,958

Gross profit	26,433	20,168	12,656
Selling, general and administrative expenses	19,601	19,291	15,505
Other income (expenses), net	1,838	(132)	4,594

Operating income	8,670	745	1,745
Non-operating income, net	521	168	444

Income before income taxes	9,191	913	2,189
Income taxes (note 9)	104	(282)	690

Net income	9,087	1,195	1,499
Net income attributable to non-controlling interests	228	—	—

Net income attributable to Deswell Industries, Inc.	8,859	1,195	1,499

Other comprehensive income
Foreign currency translation adjustment	2,628	1,582	—

Comprehensive income attributable to Deswell Industries, Inc.	$11,487	$2,777	$1,499

Net income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income per share	$0.57	$0.08	$0.09

Weighted average common shares outstanding (shares in thousands)	15,517	15,791	15,965

Diluted:
Net income per share	$0.57	$0.08	$0.09

Weighted average common and potential common shares (shares in thousands)	15,556	15,805	16,039

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

				Accumulated
	Common stock		Additional	other
	Shares		paid-in	comprehensive	Retained	Shareholders’
	outstanding	Amount	capital	income	earnings	equity

Balance at March 31, 2007	15,038,730	42,393	7,601	1,106	60,555	111,655
Stock-based compensation	—	—	310	—	—	310
Exercise of stock options	120,000	1,188	(202)	—	—	986
Issue of common stock for acquisition of additional interest in a subsidiary	632,080	6,342	—	—	—	6,342
Foreign currency translation adjustment	—	—	—	2,628	—	2,628
Net income	—	—	—	—	8,859	8,859
Dividends ($0.61 per share)	—	—	—	—	(9,523)	(9,523)

Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257
Stock-based compensation	—	—	62	—	—	62
Foreign currency translation adjustment	—	—	—	1,582	—	1,582
Net income	—	—	—	—	1,195	1,195
Dividends ($0.24 per share)	—	—	—	—	(3,789)	(3,789)

Balance at March 31, 2009	15,790,810	49,923	7,771	5,316	57,297	120,307
Stock-based compensation	—	—	125	—	—	125
Exercise of stock options	401,000	880	(177)	—	—	703
Net income	—	—	—	—	1,499	1,499
Dividends ($0.10 per share)	—	—	—	—	(1,619)	(1,619)

Balance at March 31, 2010	16,191,810	50,803	7,719	5,316	57,177	121,015

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2008	2009	2010

Cash flows from operating activities
Net income	$8,859	$1,195	$1,499
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,940	7,264	7,011
Impairment of property, plant and equipment	—	176	8
Loss (gain) on sale of property, plant and equipment	43	216	(4,339)
Unrealized holding (gain) loss on marketable securities	(9)	16	(42)
Gain on disposal of marketable securities	—	—	(160)
Impairment loss on goodwill	317	—	—
Stock-based compensation	310	62	125
Non-controlling interests	228	—	—
Deferred tax	(551)	(517)	1,016
Changes in operating assets and liabilities:
Accounts receivable	(334)	(918)	7,828
Inventories	3,033	4,923	5,637
Prepaid expenses and other current assets	(345)	1,306	287
Income taxes receivable	127	3	—
Accounts payable	(3,338)	(2,157)	(3,072)
Accrued payroll and employee benefits	23	(376)	97
Customer deposits	342	335	(577)
Other accrued liabilities	594	67	(262)
Income taxes payable	179	74	(705)

Net cash provided by operating activities	16,418	11,669	14,351

Cash flows from investing activities
Purchase of property, plant and equipment	(7,288)	(7,402)	(1,606)
Acquisition of non-controlling interest in a subsidiary	(414)	—	—
Proceeds from sale of property, plant and equipment, net of transaction costs	333	345	5,528
Purchase of marketable securities	—	—	(5,631)
Proceeds from sale of marketable securities	—	—	260

Net cash used in investing activities	(7,369)	(7,057)	(1,449)

Cash flows from financing activities
Dividends paid	(9,523)	(3,789)	(1,619)
Exercise of stock options	986	—	703

Net cash used in financing activities	(8,537)	(3,789)	(916)

Effect of exchange rate changes	(2,343)	(407)	—

Net (decrease) increase in cash and cash equivalents	(1,831)	416	11,986
Cash and cash equivalents, beginning of year	24,549	22,718	23,134

Cash and cash equivalents, end of year	$22,718	$23,134	$35,120

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$365	$79	$380

Supplementary disclosures of significant non-cash transactions:
Issuance of common stock in connection with acquisition of additional 24% shareholding in a subsidiary	$6,342	$—	$—
Excess of acquisition cost over the fair value of acquired net assets of additional shareholding of a subsidiary	$(1,314)	$—	$—

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
     As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2010, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $54,100.
     On January 20, 2003, the Company acquired a further 20% of the outstanding stock of Integrated International Limited (“Integrated”), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of the outstanding stock of Integrated was 251,880 common shares of the Company. The value of the purchase consideration was based on the market price of the stocks issued which was lower than the fair value of net assets acquired by $115. The excess was allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.
     On April 20, 2005, the Company acquired a further 5% of the outstanding stock from one of the minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 76% of the outstanding stock. The purchase consideration for the 5% of the outstanding stock of Integrated was 120,000 common shares of the Company. The value of the purchase consideration was based on the market price of the stocks issued which was higher than the fair value of net assets acquired by $232. The excess purchase price was recorded on the balance sheet as goodwill.
     On August 17, 2007, the Company acquired the remaining 24% of the outstanding stock from minority shareholders of Integrated. After the acquisition, the Company increased its ownership in Integrated to 100% of the outstanding stock. The aggregate purchase consideration for the 24% of the outstanding stock of Integrated is 632,080 common shares of the Company and a cash payment of $414. The value of the purchase consideration was based on the market price of the shares issued and the cash payment, which was lower than the fair value of net assets acquired by $1,314. The excess was allocated as a pro-rata reduction of the amounts that would have been assigned to certain acquired assets.
     On March 24, 2010, the Company deregistered a fully owned subsidiary, Jetcrown Industrial (Shenzhen) Limited (“JISL”).
2. Summary of Significant Accounting Policies
     Principles of consolidation — The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.
     Goodwill — The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles — Goodwill and Other” (formerly the Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and other Intangible Assets”), which requires the carrying value of goodwill to be evaluated for impairment on an annual basis. The Company regularly conducted annual impairment evaluation.
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

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Inventories — Inventories are stated at the lower of cost or market value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.
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
     Leases — Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.
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
     Comprehensive income -— Other comprehensive income for the years ended March 31, 2008, 2009 and 2010 represented foreign currency translation adjustments and were included in the consolidated statement of income.
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
     Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2008, 2009 and 2010, shipping and handling costs expensed to selling expenses were $1,005, $1,714 and $985, respectively.

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
     The Company adopted the provisions of ASC No. 740 “Income Taxes” (“ASC 740”) (formerly the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.782, 7.7597 and 7.7597 as of March 31, 2008, 2009 and 2010, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 7.1076, 6.8417 and 6.8417 as of March 31, 2008, 2009, and 2010, respectively.
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
     Aggregate net foreign currency transaction gain(loss) included in other income were $2,047, $704 and ($43) for the years ended March 31, 2008, 2009 and 2010, respectively.
     Prior to January 1, 2009, the functional currencies of our subsidiaries were Hong Kong dollars and Chinese renminbi. Effective January 1, 2009, the functional currencies of all our subsidiaries were changed to U.S. dollars. The U.S. dollar is considered by management to be the most appropriate functional currency of Deswell’s subsidiaries because over the years, and especially in our year ended March 31, 2009, most of our customers contracted with our subsidiaries in U.S. dollars.
     During the years ended March 31, 2009 and 2010, 72.4% and 62.7% of our sales of plastic products were denominated in U.S. dollars, respectively. During the years ended March 31, 2009 and 2010, 95% and 95%, respectively, of sales of products in our electronics segment were denominated in U.S. dollars.
     Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because of the reversal of the trend of appreciation of the Chinese Renminbi to the U.S. dollar, beginning around July 1, 2008, and the relative stability in the exchange rate of the Chinese Renminbi to the U.S. dollar since then, the actual effect of the change in our functional currency to the U.S. dollar was immaterial to our results of operations, liquidity and cash flows for our years ended March 31, 2009 and March 31, 2010.
     Irrespective of our functional currency, however, if the exchange rate of the Chinese Renminbi to U.S. dollar again becomes volatile, our results of operations would be affected, positively or negatively, depending on the amounts of expenses our subsidiaries pay in Chinese Renminbi and whether the Chinese Renminbi depreciates or appreciates to the U.S. dollar. In view of the current global economic recession, we cannot predict whether the relative stability in the currency exchange rate of the Chinese Renminbi to the U.S. dollar experienced during 2009, and which has continued so far into 2010, can be expected to continue following an economic recovery. In any event, if the Chinese Renminbi resumes appreciating to the U.S. dollar, our operating costs would increase and our financial results would be adversely affected.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
2. Summary of Significant Accounting Policies — continued
     Post-retirement and post-employment benefits — The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.
     Stock-based compensation — The Company adopts ASC No. 718, “Compensation — Stock Compensation” (formerly the SFAS No. 123 (revised 2004) “Share-based Payment”), which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.
     For the years ended March 31, 2008, 2009 and 2010, the Company records stock-based compensation expenses amounted to $310, $62 and $125 in the statement of income respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.
     The fair value of options granted in the years ended March 31, 2008, 2009 and 2010 were estimated using the Binomial option pricing model with the following assumptions:

	2008	2009	2010
Risk-free interest rate — weighted average	3.63%	2.90%	2.88%
Expected life of options — weighted average	10 years	10 years	10 years
Stock volatility	41.28%	40.49%	47.08%
Expected dividend yield	5.04%	7.35%	6.61%
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
     Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share” (formerly the SFAS No. 128, “Earnings Per Share”), are reconciled as follows (shares in thousands):

	Year ended March 31,
	2008	2009	2010

Net income attributable to Deswell Industries, Inc.	$8,859	$1,195	$1,499

Basic net income per share	$0.57	$0.08	$0.09

Basic weighted average common shares outstanding	15,517	15,791	15,965
Effect of dilutive securities — Options	39	14	74

Diluted weighted average common and potential common shares outstanding	15,556	15,805	16,039

Diluted net income per share	$0.57	$0.08	$0.09

     For the years ended March 31, 2008, 2009 and 2010, potential common shares of 644,000, 726,000 and 668,500 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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
     Fair value of financial instruments — The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.
     Fair Value Measurements — The Company has adopted ASC Topic 820, Fair Value Measurements and Disclosures , (formerly the SFAS No.157, Fair Value Measurements ) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.
     Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.
     Recent changes in accounting standards — In June 2009, the FASB issued ASU No. 860-20, “Sale of Financial Assets” (“ASU 860-20”) (formerly the SFAS No. 166 “Accounting for Transfers of Financial Assets”). This statement is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and is required to be adopted by the Company in the first quarter of fiscal year 2011. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The adoption of ASU 860-20 is not expected to materially impact on the Company’s financial position, results of operations and cash flows.
     In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require that (1) a reporting entity must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2010-06 on the Company’s financial position, results of operations and cash flows, but does not expect it to have a material impact.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
3. Marketable Securities
     The Company acquired equity securities listed in Hong Kong.

	March 31,
	2009	2010

Cost	$297	$5,631

Market value	$100	$5,673

     Unrealized gain (loss) for the years ended March 31, 2008, 2009 and 2010 were $9, ($16) and $42, respectively.
     Net proceeds from sale of marketable securities for the years ended March 31, 2008, 2009 and 2010 were $nil, $nil and $260, respectively and realized gain from sale of marketable securities for the years ended March 31, 2008, 2009 and 2010 were $nil, $nil and $160 respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.
     The marketable securities were classified as Level 1 of the hierarchy established under ASU 2010-06 because the valuations were based on quoted prices for identical securities in active markets.
4. Inventories
     Inventories by major categories are summarized as follows:

	March 31,
	2009	2010

Raw materials	$11,930	$10,162
Work in progress	4,941	2,938
Finished goods	4,574	2,708

	$21,445	$15,808

5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consist of the following:

	March 31,
	2009	2010

Value added tax receivable	$886	$749
Deposit for purchase of plant and equipment	249	—
Rental and utility deposit	50	181
Advance to suppliers	182	458
Prepayment	443	81
Others	77	375

	$1,887	$1,844

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
6. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	March 31,
	2009	2010

At cost:
Land and buildings	$34,700	$34,895
Plant and machinery	40,617	41,726
Furniture, fixtures and equipment	24,414	24,551
Motor vehicles	2,263	1,903
Leasehold improvements	4,767	4,616

Total	106,761	107,691
Less: accumulated depreciation and amortization	(41,632)	(47,152)
Less: impairment	(61)	(69)

	65,068	60,470

Construction in progress	1,611	315
Less: impairment	(115)	(80)

	1,496	235

Net book value	$66,564	$60,705

     Cost of land and buildings consist of the following:

	March 31,
	2009	2010

Land use right of state-owned land and buildings erected thereon (a)	$30,532	$30,727
Long term leased land and buildings erected thereon (b)	4,168	4,168

	$34,700	$34,895

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2010, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.
     During the year, the Company disposed of the old plastic injection factory premises located in Shenzhen, China with a net gain of $4,198 which included in other income. These premises were classified as “assets held for sale” under current assets at March 31, 2009.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
7. Goodwill
     The impairment in goodwill for the years ended March 31, 2008, 2009 and 2010 were $317, $nil and $nil, respectively. Details of the goodwill are as follows:
Acquisitions

	March 31,
	2009	2010

Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment — metallic division	(317)	(317)

	$392	$392

8. Other Accrued Liabilities
     Other accrued liabilities consist of the following:

	March 31,
	2009	2010

Accrued expenses	$1,164	$1,242
Commission expenses	239	91
Value added tax payable	53	49
Others	711	523

	$2,167	$1,905

9. Income Taxes
     The components of income before income taxes are as follows:

	Year ended March 31,
	2008	2009	2010

Hong Kong	$(1)	$(5)	$(1)
China	9,192	918	2,190

	$9,191	$913	$2,189

     Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.
     The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2008:17.5%, 2009:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
9. Income Taxes — continued
     Prior to January 1, 2008, enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company’s subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the PRC income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.
     From January 1, 2008, with the effect of the new PRC Income Tax Law, the standard income tax rate for all companies has been reduced from the rate of 33% to 25%.
     JISL, a fully owned subsidiary deregistered on March 24, 2010, had fully enjoyed the above tax holiday and concessions by December 31, 1995. The applicable tax rate for the calendar year ended December, 2007 was 15%. Under the new Income Tax Law, the tax rate applicable to JISL is 18% and 20% for the years ended December 31, 2008 and 2009, respectively.
     Dongguan Kwan Hong Electronics Company Limited (“DKHE”) (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. DKHE was approved as a “High-tech Enterprise” by the tax authority and enjoyed a national tax rate of 15%. For the calendar year ended December 31, 2006, DKHE was approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 10%. For the calendar year ended December 31, 2007, the tax rate for DKHE as a “High-tech Enterprise” was 18%, in which 15% is for national tax and 3% is for the local tax. For the calendar year ended December 31, 2008, as there is no more reduction in the tax rate for foreign investment enterprise which exports 70% or more of the production value to their products (known as “Export-oriented Enterprise”) under the new Income Tax Law, the applicable tax rate of DKHE for the calendar years ended December 31, 2008 and 2009 is 25%.
     In September 2007, Jetcrown Industrial (Dongguan) Limited (“JIDL”) (a subsidiary of the Company) had revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC Tax Bureau during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 was 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 31, 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC Tax Bureau will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.
     For the calendar year ended December 31, 2007, JIDL was approved as an “Export-oriented Enterprises” by the local tax authority and enjoyed a lower tax rate of 12%. For the calendar year ended December 31, 2008 and 2009, the tax rate for JIDL is 25%, being the unified tax rate under the New Tax Law effective from January 1, 2008.
     Had the all above tax holidays and concessions not been available, the tax charge would have been higher by $89, $nil and $nil and the basic net income per share would have been lower by $0.01, $nil and $nil for the years ended March 31, 2008, 2009 and 2010 respectively, and diluted net income per share for the years ended March 31, 2008, 2009 and 2010 would have been lower by $0.01, $nil and $nil, respectively.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
9. Income Taxes — continued
     The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2010, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
The provision for income taxes consists of the following:

	Year ended March 31,
	2008	2009	2010

Current tax
- China	$654	$234	$380
Deferred tax	(550)	(516)	310

	$104	$(282)	$690

     A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2008	2009	2010

Provision for income taxes at statutory tax rate in China	$2,988	$227	$547
Effect of different tax rate in various jurisdictions	—	(1)	(210)
Tax holidays and concessions	(89)	—	—
Effect of income for which no income tax is chargeable	(3,435)	(1,452)	(212)
Effect of expense for which no income tax is deductible	231	1,307	847
Net change in valuation allowances	(16)	(15)	(233)
Under (over) provision of income tax in previous years	477	(348)	(69)
Others	(52)	—	20

Effective tax	$104	$(282)	$690

     The components of deferred income tax are as follows:

	March 31,
	2009	2010

Deferred tax asset (liability) :
Net operating loss carry forwards	$550	$704
Provision of employee benefits	308	242
Depreciation and amortization	93	26
Revenue recognized for financial reporting purpose before being recognized for tax purpose	—	(1,285)
Others	28	43
Less: Valuation allowances	(233)	—

Net deferred tax asset (liability)	$746	$(270)

     A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.
     The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The unused tax losses, amounted to $1,188, $118 and $1,510, will be expired in calendar year ending 2012, 2013 and 2014 respectively.

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
10. Commitments and Contingencies
     The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $265, $317 and $216 for the years ended March 31, 2008, 2009 and 2010, respectively.
     At March 31, 2010, the Company was obligated under operating leases requiring minimum rentals as follows:
Years ending March 31

2011	$29

Total minimum lease payments	$29

     At March 31, 2010, the Company had capital commitments for purchase of plant and machinery totaling $73, which are expected to be disbursed during the year ending March 31, 2011. The Company had capital commitments for system upgrade project at March 31, 2010 totaling $191, which are expected to be disbursed by March 31, 2011. The company also had capital commitments for leasehold improvements totaling $20, which are expected to be disbursed during the year ending March 31, 2011.
11. Employee Benefits
     The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense of $817, $697 and $528 related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was provided for the years ended March 31, 2008, 2009 and 2010, respectively.
12. Stock Option Plan
     On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company approved an increase of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan.
     At March 31, 2010, options to purchase an aggregate of 4,269,000 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. All the options expire 10 years from the date of grant and vest immediately or over a period of 1 to 10 years. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,
	2008		2009		2010
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of the year	1,029,000	$11.91	1,119,000	$11.14	1,066,000	$9.19
Granted during the year	210,000	5.71	190,000	1.34	233,000	2.09
Exercised during the year	(120,000)	8.26	—	—	(401,000)	1.75
Canceled or expired	—	—	(243,000)	12.03	(207,500)	12.27

Outstanding and exercisable at the end of the year	1,119,000	$11.14	1,066,000	$9.19	690,500	$10.19

Range of exercise price per share	$5.71 to $14.10		$1.34 to $14.10		$1.34 to $14.10

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
12. Stock Option Plan — continued
     The weighted average fair value of options granted for the year ended March 31, 2008, 2009 and 2010 was $1.48, $0.33 and $0.54 per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2008, 2009 and 2010 was $433, $nil and $940, respectively. At March 31, 2010, the aggregated intrinsic value of options outstanding and exercisable was $54.
     There were nil, 243,000 and 207,500 options canceled for the years ended March 31, 2008, 2009 and 2010. The weighted average remaining contractual life of the share options outstanding at March 31, 2010 was 5.40 years. At March 31, 2008, 2009 and 2010, there were 190,000, 243,000 and 217,500 options available for future grant under the plans respectively.
13. Operating Risk
     Concentrations of Credit Risk and Major Customers — A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2008, 2009 and 2010 are as follows:

	Percentage of net sales
	Year ended March 31,
	2008	2009	2010

N&J Company Limited	11.8%	28.6%	19.2%
Digidesign, Inc.	17.0%	12.7%	12.0%
VTech Telecommunications Limited	*	*	10.8%
Inter-Tel Incorporated	10.2%	*	*
Line 6 Manufacturing	14.3%	*	*

*	Less than 10%
     Sales to the above customers relate to both injection-molded plastic parts and electronic products.
     Accounts receivable from the five customers with the highest recorded receivable balances at March 31, 2009 and 2010, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2009	2010

Largest receivable balances from the five customers	61.0%	47.6%
     There were bad debt expense of $60, $6 and $7 during the years ended March 31, 2008 and 2009 and 2010 respectively. There were provision for bad debts expenses of $17, $275 and $72 during the years ended March 31, 2008, 2009 and 2010 respectively. There were allowances for doubtful receivables written off of $1,173, $nil and $199 during the years ended March 31, 2008, 2009 and 2010 respectively.
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
     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year ended March 31,
	2008			2009			2010
	Net	Intersegment	Profit	Net	Intersegment	Profit	Net	Intersegment	Profit
	sales	Sales	(loss)	sales	Sales	(loss)	sales	Sales	(loss)

Segment:
Injection molded plastic parts	$58,858	$28	$7,049	$75,838	$2,437	$1,553	$48,177	$1,168	$3,734
Electronic products	85,494	3,940	2,412	57,859	724	29	34,634	51	(1,048)
Metallic parts	3,422	—	(270)	1,202	—	(669)	36	14	(497)

Segment total	$147,774	$3,968	$9,191	$134,899	$3,161	$913	$82,847	$1,233	$2,189

Reconciliation to consolidated totals:
Sales eliminations	(3,968)	(3,968)	—	(3,161)	(3,161)	—	(1,233)	(1,233)	—

Consolidated totals:
Net sales	$143,806	$—		$131,738	$—		$81,614	$—

Income before income taxes			$9,191			$913			$2,189

	Year ended March 31,
	2008		2009		2010
	Interest	Interest	Interest	Interest	Interest	Interest
	income	expenses	income	expenses	income	expenses

Segment:
Injection molded plastic parts	$458	$—	$215	$—	$166	$—
Electronic products	49	—	12	—	13	—
Metallic parts	—	—	—	—	—	—

Consolidated total	$507	$—	$227	$—	$179	$—

	Year ended March 31,
	2008			2009			2010
			Depreciation			Depreciation			Depreciation
	Identifiable	Capital	and	Identifiable	Capital	and	Identifiable	Capital	and
	assets	expenditure	amortization	assets	expenditure	amortization	assets	expenditure	amortization

Segment:
Injection molded plastic parts	$96,463	$5,050	$5,613	$101,497	$6,648	$5,834	$105,084	$1,308	$5,838
Electronic products	42,583	1,994	1,048	34,885	637	1,229	32,569	257	1,007
Metallic parts	1,540	244	279	1,067	117	201	739	41	166

Segment totals	$140,586	$7,288	$6,940	$137,449	$7,402	$7,264	$138,392	$1,606	$7,011
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(570)	—	—	(359)	—	—	(4,773)	—	—
Goodwill not allocated to segments	391	—	—	392	—	—	392	—	—

Consolidated totals	$140,407	$7,288	$6,940	$137,482	$7,402	$7,264	$134,011	$1,606	$7,011

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)
14. Segment Information — Continued
     The Company’s sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2008	2009	2010

Net sales
United States of America	$67,302	$42,100	$36,144
China	53,231	69,617	42,848
United Kingdom	13,055	13,925	1,278
Hong Kong	2,486	1,762	597
Europe	2,227	2,438	364
Others	5,505	1,896	383

Total net sales	$143,806	$131,738	$81,614

     The location of the Company’s identifiable assets is as follows:

	March 31,
	2008	2009	2010

Hong Kong and Macao	$37,800	$38,745	$52,457
China	102,216	98,345	81,162

Total identifiable assets	$140,016	$137,090	$133,619
Goodwill	391	392	392

Total assets	$140,407	$137,482	$134,011

15. Subsequent events
On June 22, 2010, the Company declared a dividend of $810, or $0.05 per common share payable on July 28, 2010 to stockholders of record as of July 7, 2010.

Item 19. EXHIBITS
The following documents are filed as exhibits herewith:

Exhibit
No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007 and 30th March, 2010)

2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).

4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)

4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005 and August 17, 2007) (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on September 11, 2007).

4.3	Sale and Purchase Agreement dated as of August 5, 2009 by and between Jetcrown Industrial (Shenzhen) Co., Ltd., as assignor, and an unrelated third party as assignee, to sell real property in Shekou, Shenzhen, China that was formerly used for Deswell’s plastic injection molding operations for RMB 50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net)* (incorporated by reference to Exhibit 4.3 of Deswell’s Annual Report on Form 20-F for the year ended March 31, 2009 filed with the SEC on August 11, 2009)

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 19 of this report)

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934

13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

14.1	Consent of BDO Limited to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

*	The agreement is written in Chinese and an English Summary is included in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12 (d) under the Exchange Act).

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.
By:	/s/ Franki S. F. Tse
Franki S. F. Tse,
Chief Executive Officer

Date: July 29, 2010