Form 20-F
period 2011-03-31
DESWELL INDUSTRIES INC
filed 2011-08-02
CIK 946936

OMB APPROVAL
UNITED STATES	OMB Number: 3235-0288 Expires: December 31, 2012 Estimated average burden hours per response. 2645.00
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from             to

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Island	Herman Wong, Chief Financial Officer,
(Jurisdiction of incorporation or organization)	Telephone: 853-28-322096; fax: 853-28-323265
E-mail: hermanwong@jetcrown.net
17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao Special Administrative Region, PRC	17B, Edificio Comercial Rodrigues 599 Avenida da Praia Grande, Macao Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, no par value

Securities registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2011, there were 16,194,810 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to

Section 13 or 15(d) of the Securities Exchange Act of 1934	☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act. (Check one):

Large accelerated ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☑    International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐    Other  ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).    ☐ Yes   ☑ No

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

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	all references to “renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;

•	all references to “HK dollars” or “HK$” are to the legal currency of Hong Kong;

•	all references to MOP$ are to the legal currency of Macao; and

•	all references to “U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States.

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

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report. The selected income statement data for each of the three fiscal years in the period ended March 31, 2011, and the balance sheet data as of March 31, 2010 and 2011 are derived from our audited consolidated financial statements included in this Report. The selected income statement data for the years ended March 31, 2007 and 2008, and the balance sheet data as of March 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are not included in this Report.

Selected Financial Data (1)

	(in thousands except per share and statistical data)
Income Statement Data:	Year ended March 31,
	2007	2008	2009	2010	2011
Net sales	$136,779	$143,806	$131,738	$81,614	$84,022
Cost of sales	105,506	117,373	111,570	68,958	74,474

Gross profit	31,273	26,433	20,168	12,656	9,548
Selling, general and administrative expenses	18,957	19,601	19,291	15,505	13,941
Other income (expenses), net	1,376	1,838	(132)	4,594	(4,435	)(2)

Operating income (loss)	13,692	8,670	745	1,745	(8,828	)(2)
Non-operating income, net	547	521	168	444	1,096

Income (loss) before income taxes	14,239	9,191	913	2,189	(7,732)
Income taxes	1,239	104	(282)	690	382

Net income (loss)	13,000	9,087	1,195	1,499	(8,114)
Net income (loss) attributable to non-controlling interests	833	228	-	-	-

Net income (loss) attributable to Deswell Industries, Inc.	$12,167	$8,859	$1,195	$1,499	$(8,114)

Basic earnings (loss) per share (3)	$0.81	$0.57	$0.08	$0.09	$(0.50)
Average number of shares outstanding—basic (3)	14,956	15,517	15,791	15,965	16,193
Diluted earnings (loss) per share (3)	$0.81	$0.57	$0.08	$0.09	$(0.50)
Average number of shares outstanding—diluted (3)	15,048	15,566	15,805	16,039	16,193

Statistical Data:
Gross margin	22.9%	18.4%	15.3%	15.5%	11.4%
Operating margin	10.0%	6.0%	0.6%	2.1%	-10.5%
Dividends per share	$0.65	$0.61	$0.24	$0.10	$0.10

Balance Sheet Data:	At March 31,
	2007	2008	2009	2010	2011
Working capital	$58,672	$54,751	$52,605	$59,848	$59,689
Total assets	141,210	140,407	137,482	134,011	127,159
Long-term debt, less current portion	-	-	-	-	-
Total debt	-	-	-	-	-
Shareholders’ equity	111,655	121,257	120,307	121,015	111,287

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	Other expenses, net and operating loss for the year ended March 31, 2011 include a non-cash impairment charge to property, plant and equipment used in the Company’s plastic segment of $4,474,000. See Notes 2 and 6 of notes to consolidated financial statements included later in this report.
(3)	Basic earnings (loss) per share excludes dilution from potential common shares and is computed by dividing income (loss) attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution from potential common shares.

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

Historically we have been dependent on a few major customers that accounted for a substantial percentage of our sales. The significant decrease in orders from major customers materially and adversely affected our results of operations in our year ended March 31, 2011. Our sales will continue to decline and our financial results will suffer further if our major customer during fiscal 2011 ceases, or substantially reduces, its orders unless we can increase sales to new or existing customers.

Historically, and particularly before fiscal 2011, a substantial percentage of our sales were to a small number of major customers that each accounted for more than 10% of our net sales. During the years ended March 31, 2009 and 2010, our major customers together accounted for 41.3% and 42.0% of our total net sales, respectively. In the year ended March 31, 2011, however, our sales to 10% or greater customers were limited to VTech Telecommunications Limited, which accounted for 14.6% of net sales.

Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers has fluctuated in the past and may fluctuate in future. Substantial decreases in sales to, or the loss of major customers, have adversely impacted our sales and financial performance. For example, N&J Company Ltd., our largest customer in both fiscal 2009 and 2010, accounting for 19.2% and 28.6% of our total sales during the years ended March 31, 2010 and 2009, respectively, reduced the volume of its orders during the year ended March 31, 2011 to less than 10% of our total sales. Similarly, Digidesign, Inc., our largest customer in fiscal 2008, and one of our major customers in both fiscal 2009 and 2010, accounting for 12.0% and 12.7% of our total sales during the years ended March 31, 2010 and 2009, respectively, reduced the volume of its orders during the year ended March 31, 2011 to less than 10% of our total sales. These reductions in sales to our major customers were a principal contributing factor to the decreases in our total sales over the last three fiscal years and our operating and net losses during the year ended March 31, 2011 – the only year we have suffered such losses since becoming a public company in 1995.

We cannot assure you that present or future customers will not cease using us as the source of the injection-molded plastic parts and components we manufacture, for electronic manufacturing services of electrical products and subassemblies or for metallic molds and accessories or significantly change, reduce or delay the amount of products and services ordered from us. Our sales will continue to decline and our financial results will suffer further if VTech ceases, or substantially reduces, its orders unless we can increase sales to new or existing customers.

Because of the impact on our injection molded plastics business of the world-wide economic slowdown, we recorded non-cash impairment charges to property, plant and equipment used in that segment of $4.5 million during the year ended March 31, 2011, more than doubling the total operating loss we would have otherwise reported for the year. Unless our operating results improve substantially in future periods, we may be required to write down our long-lived assets further and thereby incur significant additional impairment charges.

At March 31, 2011, we had approximately $51.0 million of long-lived assets on our balance sheet after recording a provision for impairment of $4.5 million to property, plant and equipment we use in our injection molded plastics business. The valuation of our long-lived assets requires us to make assumptions about future sales prices and sales volumes for our products. Our assumptions are used to forecast future undiscounted cash flows. Given the effect economic climate we faced during fiscal 2011 and the uncertainties regarding the duration and severity of these conditions, forecasting future business is difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record additional impairment charges. Any impairment charge relating to long-lived assets would have the effect of decreasing our earnings or, as was the case in fiscal 2011, increasing our losses. If we are required to take substantial additional impairment charges, our operating results would be materially adversely affected in the periods and year in which the charge is incurred.

Continuing unstable worldwide economic conditions may adversely affect our earnings, liquidity and financial position.

Global financial and credit markets have been, and continue to be, extremely unstable and unpredictable. Even though there are signs of an overall global economic recovery, there are still concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. A return of the conditions that rendered financial markets unstable or adversely affected worldwide economic conditions could again negatively impact one or more of the following:

•	the demand for our customers’ products,

•	the amount, timing and stability of their orders to us,

•	the financial strength of our customers and suppliers,

•	our customers and suppliers ability or willingness to do business with us,

•	our willingness to do business with them,

•	our suppliers’ and customers’ ability to fulfill their obligations to us,

•	the ability of our customers, our suppliers or us to obtain credit, secure funds or raise capital, or

•	the prices at which we can sell our products and services,

which, in turn, could adversely affect

•	our ability to manage inventory levels effectively or collect receivables,

•	increase our need for cash,

•	decrease our net sales and profitability; or

•	otherwise adversely impact our results of operations, financial condition and liquidity.

Our gross margins fluctuate from year to year and may be adversely affected by a number of factors.

The following chart shows, for the years indicated, our gross margins from our two principal operating segments and for our company as a whole:

Gross Margins Percentage

We expect gross margins generally and for specific products to continue to fluctuate from year to year. Fluctuations in our margins have been affected, often adversely, and may continue to be affected, by numerous factors, including:

•	increasing competition in our market segments, which has forced us to maintain or reduce unit prices or attempt to pass on our costs of materials and components on to customers;

•	our cost of raw materials, especially our cost of plastic resins;

•	costs of labor, particularly in recent years, which such costs have increased substantially as consequence of increasing governmental regulation directed at labor practices and policies;

•	changes in the prices or the availability of components needed to manufacture our electronic products;

•	changes in our customer mix or the mix of higher and lower margin products, or a combination of both in any year;

•	increases in value-added taxes as result of changes in the value-added tax policy of the Chinese government for various categories of export products; and

•	increased costs to conform our products to consumer and product safety laws and regulations of the various countries in which our products are sold.

In the years prior to our year ended March 31, 2010, the appreciation of the exchange rate of the RMB, in which we pay our labor and manufacturing costs, against the U.S. dollar, in which we present our financial statements was a factor that contributed to decreases in our gross margins. In fiscal 2010, however, the RMB to US dollar exchange rate was relatively stable. Because of that stability, together with our implementation of vigorous cost controls, we were able to maintain our aggregate gross margins at the same level as in fiscal 2009 despite continuing adverse global economic conditions that caused our fiscal 2010 sales to decrease substantially from sales during fiscal 2009. However, the decline in our gross margins resumed in our year ended March 31, 2011 as a result of increases in our operating expenses, which occurred from rising labor costs and the resumption during fiscal 2011 of the appreciation of the exchange rate of the RMB. The risks to, and effects on, our business from increasing labor costs and the appreciation in the exchange rate of RMB to the US dollar are discussed in the two risk factors which immediately follow.

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

We believe that it unlikely that we were a “passive foreign investment company,” or PFIC No assurance can be given, however, that the IRS may not disagree with us and seek to treat us as a PFIC. If we were or are a PFIC U.S. holders of our shares would be subject to potentially adverse tax consequences, as described under “United States Federal Income Tax – Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 53 of this Report.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Increases in labor costs of workers in the PRC generally, and in the Province where our manufacturing facilities are located particularly, have had and can be expected to continue to have a material and adverse effect on our operating results.

We generate all revenues from sales of products that we manufacture at our facilities located in Dongguan, Guangdong Province, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in an increased inflation and the average cost of labor.

The consumer price index (CPI), a major gauge of China’s inflation, rose 4.9 % in January 2011 from a year earlier as food prices increased 10.3% due to rising demand and a drought in key grain-growing regions. The central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy’s reliance on exports.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. Effective May 1, 2010, China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% and effective March 1, 2011 again increased the minimum wage by another approximately 20%. The 2010 increase in minimum wages directly affected our cost of labor, increasing our overall operating expenses and adversely affecting our financial results for our year ended March 31, 2011. The 2011 minimum wage increase can be expected to increase our operating expenses during our year ending March 31, 2012 from the amount reported for fiscal 2011 and similarly adversely impact our operating results during the coming year.

Continuing material increases in our cost of labor will continue to increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and profitability would suffer.

Because most of our labor costs are incurred in China and therefore paid in RMB, the adverse effect on our business and financial results from increasing labor costs is exacerbated by the appreciation in the exchange rate to the US dollar, as is discussed in the next risk factor.

Changes in currency exchange rates have and could continue to influence our financial results significantly.

Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.750, 7.764 and 7.789 at March 31, 2009, 2010 and 2011, respectively. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The chart on the next page illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each Deswell’s fiscal years from March 31, 2006 to March 31, 2011.

(1)	RMB (yuan) to US dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Approximately 35.1%, 51.0% and 47.0% of our total costs and expenses were in RMB during the years ended March 31, 2009, 2010 and 2011, respectively

The following table shows the percentage appreciation in the exchange rate of the RMB to the US dollar at the end of each of our fiscal years in the three-year period ended March 31, 2011:

Exchange ratio of RMB to US$1.00 at March 31 (1)
2009		2010		2011

Ratio	% change (2)	Ratio	% change (2)	Ratio	% change (2)
1:6.836	2.52%	1:6.826	0.14%	1:6.560	3.90%

(1)	RMB to US dollar data presented in this table are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.
(2)	From ratio at previous March 31.

In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 25, 2005 because of concerns that the stronger RMB was hurting Chinese exports at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during our year ended March 31, 2010. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing 3.9% at March 31, 2011 from the midpoint level at March 31, 2010, and increasing to 1:6.4358 , or 1.9%, at July 29, 2011, from the midpoint level at March 31, 2011, as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which, if adopted, could result in appreciation of the exchange rate of the RMB to the U.S. dollar beyond the appreciation experienced under China’s current system.

If the RMB continues its appreciation to the U.S. dollar under China’s currency exchange system, our operating costs will continue to increase, and if China adopts a different system of currency exchange resulting in greater appreciation of the RMB to the US dollar, our operating costs could increase even more. In either event, such appreciation would adversely affect our financial results in a manner similar to the effects we have suffered, and may in the future suffer, as consequence of our increasing labor costs.

For a discussion of the risks to our business from increases in our costs of labor, please see the risk factor immediately above entitled “The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Increases in labor costs of workers in the PRC generally, and in the Province where our manufacturing facilities are located particularly, have had and can be expected to continue to have a material and adverse effect on our operating results.”

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

We could experience credit problems with our customers or suffer the effects of financial difficulties with our suppliers, which would reduce our future revenues and net income.

We manufacture and sell injection-molded plastic parts and components and provide manufacturing services for electrical products and subassemblies to companies and industries that have in the past, and may in the future, experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall worldwide economy. Our suppliers may also experience financial difficulty in this environment. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products and services from these customers could decline. Additionally, if our suppliers experience financial difficulty we could have difficulty sourcing supply necessary to fulfill production requirements and meet scheduled shipments. The recent global financial crisis adversely affected our customers’ and suppliers’ access to capital and liquidity and prevailing uncertainties in world markets may continue to limit such access. If one or more of our customers were to become insolvent or otherwise were unable to pay for the products or services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: a provision or increased provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and increases in working capital requirements because of increases in days in inventory and increases in days in accounts receivable. Financial difficulties affecting our suppliers, which result in an interruption in the supply a materials and components we use to manufacture our products and perform our services could have a significant impact on our operations and on our customers if we are unable to deliver finished products timely.

Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

At March 31, 2011, we had cash on hand of $35.6 million, which was invested in short-term interest bearing investments at banks or other financial institutions. Of that cash, approximately $7.36 million were held in banks and other financial institutions in Hong Kong, $15.45 million in Macao and $12.83 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately US$64,200 based on the midpoint exchange rate for March 31, 2011 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately US$63,200 based on the midpoint exchange rate for March 31, 2011 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. However, we are not aware of the amount or limit of deposit protection that may be provided by the PRC government. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2009, 2010 and 2011:

We have no long-term contracts with our resin suppliers. Accordingly, our financial performance is dependent to a significant extent on resin markets and the ability to pass through price increases to our customers. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations, including those arising from supply shortages. Consequently, resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. Over the past several years, oil prices have experienced significant volatility, remain extremely uncertain and have been increasing in recent months. Sustained increases in oil prices could result in higher costs for plastic resins. We have found that increases in resin prices are difficult to pass on to our customers. In the past, increases in resin prices have increased our costs of goods sold and adversely affected our operating margins. A significant increase in resin prices in the future could likewise adversely affect our operating margins and results of operations.

Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs.

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

Certain of the electronic products we manufacture, particularly those for customers whose orders are widely spaced at irregular intervals for small lots of customized products, require components from single-source or customer-designated suppliers. Shortages of specific components often result in the suppliers allocating available quantities among their customers based on volume and purchasing history. Generally, we lack sufficient bargaining power with these suppliers to assure a stable supply of needed components. Delays in our obtaining, or our inability to obtain, these materials could slow production, delay shipments to our customers, increase our costs and reduce operating income.

We face inventory risks from by providing turnkey manufacturing of electronic products.

We conduct most of the manufacturing of electronic products for our customers on a “turnkey” basis, where we purchase some or all of the components and other materials required for production. Turnkey manufacturing involves greater resource investment and inventory risk management than consignment manufacturing, where the customer provides the components and materials needed to manufacture the products it orders. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have an adverse impact on our business, financial condition and results of operations. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. An excess of components and materials would increase our costs of maintaining inventory and may increase the risk of inventory obsolescence and impairment charges, which may increase expenses and decrease operating margins and income.

Periods in which we receive rapid increases in orders with the lengthening of lead times by suppliers could cause a shortage of materials needed for us to fulfill orders received from customers expecting normal or accelerated delivery. A shortage of materials could lengthen production schedules and costs substantially, particularly for orders from our customers placed for short-term or rapid delivery and could force us to seek and purchase needed components at premium prices, which would increase our costs of goods sold and reduce our operating margins.

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

Firefighting and disaster relief or assistance in China are primitive by Western standards. At March 31, 2011, we maintained fire, casualty and theft insurance aggregating approximately $100.4 million covering certain of our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature or other causes, such as the 2010 earthquake that killed and injured over 14,000 people and damaged many buildings in Yushu County in China’s Southern Qinghai province. The epicenter of that earthquake was about 1,450 miles from our factories in Dongguan, China. We do not maintain any business interruption insurance or earthquake insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2011, we had only limited product liability insurance. Although we have not experienced any product quality claims from our major customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. Damages to our reputation resulting from such claim(s) could cause our customers to use other vendors which would hurt our revenues.

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

Under China’s EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in British Virgin Islands and our ownership of companies inside and outside of China, is set forth on page 21 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the new “resident enterprise” classification, the new EIT Law may change in the future, possibly with retroactive effect. If we are classified as a “resident enterprise” and we incur these tax liabilities, our net income would decrease accordingly.

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

The PRC’s national labor law restricts our ability to reduce our workforce if we conclude that we need to make future reductions.

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. In response to prevailing economic conditions, we reduced our workforce by 2000, 150 and 930 during the years ended March 31, 2009, 2010 and 2011, respectively.

We may need to downsize our workforce further in challenging economic environments and may incur substantial termination costs under China’s Labor Contract Law if we determine to do so. Accordingly, this law can be expected to exacerbate the adverse effect of the unfavorable economic conditions on our results of operations and financial condition.

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

Protecting, seeking licenses for, or asserting claims over, intellectual property could be costly.

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

We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Hong Kong, Macao, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2011, approximately 67.5% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in the United States, China, United Kingdom, Hong Kong, Europe and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

In addition, we could face significant costs and liabilities in connection with product take-back legislation, which enables customers to return a product at the end of its useful life and charge us with financial and other responsibility for environmentally safe collection, recycling, treatment and disposal. We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our electronic products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive (RoHS). The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU countries have required their suppliers to be compliant with the new directive. Many of these customers in our electronic division have adopted this approach and have required our full compliance. Though we have devoted a significant amount of resources and effort planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such event, we could experience the loss of revenue, damages to our reputation, diversion of resources, monetary penalties, and legal action. Other environmental regulations may require us to reengineer our products to utilize components that are more environmentally compatible. Such reengineering and component substitution may result in additional costs to us. Although we currently do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us.

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

In designing and evaluating its internal control over financial reporting, management recognizes that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management believes that the Company’s internal control over financial reporting currently provides reasonable assurance of achieving their control objectives. However, no system of internal controls can be designed to provide absolute assurance of effectiveness. See ITEM 15 Controls and Procedures later in this Report. A material failure of internal control over financial reporting could materially impact the Company’s reported financial results and the market price of its stock could significantly decline. Additionally, adverse publicity related to a material failure of internal control over financial reporting could have a negative effect on the Company’s reputation and business.

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

On June 30, 2011, members of our senior management and Board of Directors as a group beneficially owned approximately 20.3% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

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

Although we may also follow our home company practice in lieu of NASDAQ’s Marketplace Rule 5605(b)(1) requiring the independence of a majority of our directors, during the year ended March 31, 2011 to date, the composition of our Board of Director has consisted of a majority of directors deemed “independent” under that Rule.

Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States and having securities included on The Nasdaq Stock Market.

ITEM 4. INFORMATION ON THE COMPANY

Corporate Information

Deswell Industries Inc. was founded in 1987 in Hong Kong and moved its manufacturing operations to China in 1990 to take advantage of lower overhead cost, competitive labor rate and tax concessions available in Shenzhen, China as compared with Hong Kong. We were reincorporated in December 1993 as a limited liability International Business Company under the laws of the British Virgin Islands. The Company’s registered agent in the British Virgin Islands is Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 2832-2096 and its facsimile number is (853) 2832-3265. Our principal manufacturing facilities and operations are currently based in Dongguan, Guangdong, China.

Important Events in Deswell’s Development that Have Occurred since April 1, 2010

During the second quarter ended September 30, 2010, Deswell completed the sale of real property in Shekou, Shenzhen, China that was formerly used for its plastic injection molding operations. The contract of sale of this property was entered into by parties in August 2009. Deswell recorded a gain on the sale, net of transaction costs, of $4.2 million for its year ended March 31, 2010.

The Company recorded non-cash impairment charges to property, plant and equipment used in its plastics segment of $4,474,000 during the year ended March 31, 2011, more than doubling the operating loss Deswell would have otherwise reported for the year. The year ended March 31, 2011 was the first time in its history as a public company dating to the year ended March 31, 1996 that Deswell incurred a loss from operations and a net loss, reporting an operating loss of $8.8 million and a net loss of $8.1 million for the year. For a discussion of the impairment charge and Deswell’s financial performance during fiscal 2011, please see ITEM 5. Operating and Financial Review and Prospects – Impairment of Long-Lived Assets” and “— Operating Results – Year ended March 31, 2011 (Fiscal 2011) Compared to Year Ended March 31, 2010 (Fiscal 2010).”

[Continued on Page 21]

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2011

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
(A limited liability China Foreign Operation)
Joint Harvest Industries Ltd.
(A British Virgin Islands International Business Company)
Jetcrown Industrial (Macao Commercial Offshore) Limited
(A Macao incorporated company)
100%
100%
Dongguan Jetcrown Technology Limited
(A limited liability China Foreign Operation)
Kwanasia Electronics (Macao Commercial Offshore) Ltd.
(A Macao incorporated company)
100%
Shenzhen Kwan Wing Trading (Company) Ltd.
(A limited liability China Foreign Operation)

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2011 include the following (dollar amounts in thousands):

	0000000000	0000000000	0000000000
	Year ended March 31,
	2009	2010	2011
Purchase of property, plant and equipment	$7,402	$1,606	$1,034
Proceeds from the sale of property, plant and equipment, net of transaction costs	345	5,528	87

Our major capital expenditures in fiscal 2011 included:

•	$0.6 million for _plant and machinery for plastic and electronic products ;

•	$0.3 million for _furniture, fixtures and equipment; and

•	$0.1 million for _leasehold improvements.

Our major capital expenditures in fiscal 2010 included:

•	$0.5 million for land and buildings, and leasehold improvements;

•	$0.6 million for furniture, fixtures and equipment; and

•	$0.5 million for motor vehicles.

Our major capital expenditures in fiscal 2009 included:

•	$1.1 million for land and buildings, and leasehold improvements;

•	$3.7 million for plant and machinery for production of plastic and electronic products; and

•	$2.6 million for furniture, fixtures and equipment.

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

We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:

•	Plastic component of electronic entertainment products;

•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;

•	toner cartridges and cases for photocopy and printer machines;

•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;

•	cases and key tops for personal organizers and remote controls;

•	double injection caps and baby products ;

•	parts for medical products such as apparatus for blood tests;

•	laser key caps; and

•	automobile components.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 55.7%, 57.6% and 50.9% of the Company’s total sales during the years ended March 31, 2009, 2010 and 2011, respectively. At March 31, 2011, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 110 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2011, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2011, the Company made on average about 5 to 50 different molds every month. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2011, the Company had approximately 400 injection molding machines, ranging from 22 to 2,000 tons of clamping force, with most machines in the range of from 55 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2011, the Company acquired one new plastic injection molding machine for approximately $100,000 and disposed of 19 old injection molding machines. See “Impairment of Long-Lived

Assets” in ITEM 5. Operating and Financial Review and Prospects for information regarding an impairment write-down and charge totaling $4,474,000 on property, plant and equipment used in its plastics injection molding business. Of the total write-down and impairment charge, $3,885,000 was associated with plant and machinery. .

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2011 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2009, 2010 and 2011, manufacturing of electronic products accounted for approximately 43.4%, 42.4% and 49.1%, respectively, of the Company’s total sales.

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

Metal Parts Manufacturing

In an aggregate of approximately 111,000 square feet of factory space at March 31, 2011 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for less than one percent of Deswell’s total sales during each of the years ended March 31, 2009, 2010 and 2011.

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

Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2009, 2010 and 2011.

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

The Company used in excess of 10,458,000 pounds of plastic resins during the year ended March 31, 2011. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

The primary plastic resins used by the Company are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes. Natural gas and crude oil markets have in the past experienced substantially cyclical price fluctuations as well as other market disturbances including shortages of supply and crises in the oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. Over the past several years, oil prices have experienced significant volatility, remain extremely uncertain and have been increasing in recent months. Sustained increases in oil prices could result in higher costs for plastic resins.

Although the plastics industry has from time to time experienced shortages of plastic resins, the Company has not experienced to date any such shortages. Management believes that there are adequate sources available to meet the Company’s raw material needs.

Component Parts and Supplies for Electrical Products Manufacturing

The Company purchases a wide variety of component parts from numerous suppliers and is not dependent upon any single supplier for any essential component. The Company purchases from suppliers in China, Hong Kong, Taiwan, Singapore, Japan, United Kingdom, the United States and elsewhere. At various times there have been shortages of parts in the electronics industry, and certain components, including integrated circuits, diodes, transistors and other semiconductors; have been subject to allocations by their suppliers because of limited available production capacity. Although shortages of parts and allocations have not had a material adverse effect on the Company’s results of operations, there can be no assurance that any future shortages or allocations would not have such an effect.

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks from by providing turnkey manufacturing of electronic products” beginning on page 12 of the Risk Factor section of this Report.

Raw Metal

The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2009, 2010 and 2011. Typically, the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products in the United States, Asia (China and Hong Kong) and Europe (United Kingdom, Holland and Norway). Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 14 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2009, 2010 and 2011. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2009, 2010 and 2011:

	Year ended March 31,
Geographic Areas	2009	2010	2011
China	52.8%	52.5%	42.7%
United States	32.0	44.3	41.7
United Kingdom	10.6	1.6	9.0
Europe	1.9	0.4	2.5
Hong Kong	1.3	0.7	0.7
Others	1.4	0.5	3.4

Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area in the above table do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 42.7% of our total net sales for the year ended March 31, 2011 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

The Company’s sales transactions with all of its customers are based on purchase orders received by the Company from time to time. Except for these purchase orders, the Company has no written agreements with its customers. Sales of plastic parts, electronic products and metallic products are primarily made on credit terms, with payment in United States dollars or Hong Kong dollars expected within 30 to 90 days of shipment. In certain cases, primarily new customers of electronic products, sales are supported by letters of credit and are payable in United States dollars. To date, the Company has not experienced any significant difficulty in collecting accounts receivable on credit sales. Management communicates regularly with credit sale customers and closely monitors the status of payment and in this way believes it has kept the default rate low. Additionally, plastic parts deliveries are made in several installments over a lengthy period of time, which permits the Company to withhold delivery in the event of any delinquency in payment for past shipments. While the Company has not experienced any material difficulty in being paid by its customers, there can be no assurance that the Company’s favorable collection experience will continue.

Customers

The Company’s success depends to a significant extent on the success achieved by its customers in developing and marketing their products, some of which may be new. Many of the industry segments served by the Company’s customers are subject to technological change, which can result in short product life cycles. The Company could be materially adversely affected if advances in technology or other factors reduce the marketability of essential products of its customers or if new products being developed by its customers do not attain desired levels of acceptance.

Historically, and particularly before fiscal 2011, a substantial percentage of Deswell’s sales were to a small number of major customers that each accounted for more than 10% of our net sales. During the years ended March 31, 2009 and 2010, the Company’s major customers together accounted for 41.3% and 42.0% of its total net sales, respectively. In the year ended March 31, 2011, however, Deswell’s sales to 10% or greater customers were limited to VTech Telecommunications Limited, which accounted for 14.6% of net sales.

The Company’s sales are based on purchase orders and there are no long-term contracts with any of Deswell’s customers. The percentage of sales to the Company’s customers has fluctuated in the past and may fluctuate in future. Substantial decreases in sales to, or the loss of major customers, have adversely impacted Deswell’s sales and financial performance. For example, N&J Company Ltd., the Company’s largest customer in both fiscal 2009 and 2010, accounting for 19.2% and 28.6% of total sales during the years ended March 31, 2010 and 2009, respectively, reduced the volume of its orders during the year ended March 31, 2011 to less than 10% of the Company’s total sales. Similarly, Digidesign, Inc., Deswell’s largest customer in fiscal 2008, and one of its major customers in both fiscal 2009 and 2010, accounting for 12.0% and 12.7% of total sales during the years ended

March 31, 2010 and 2009, respectively, reduced the volume of its orders during the year ended March 31, 2011 to less than 10% of total sales. These reductions in sales to Deswell’s major customers were a principal contributing factor to the decreases in total sales by the Company over the last three fiscal years and the operating and net losses suffered by Deswell during the year ended March 31, 2011.

Present or future customers could cease to use Deswell as the source of the injection-molded plastic parts and components it manufactures, for electronic manufacturing services of electrical products and subassemblies or for metallic molds and accessories or significantly change, reduce or delay the amount of products and services ordered. The Company’s sales will continue to decline and its financial results will suffer further if VTech ceases, or substantially reduces, its orders unless Deswell can increase sales to new or existing customers.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2011 constructed approximately 1,070,000 square feet of factory space,

•	91,000 square feet of amenity space,

•	133,000 square feet of office building space, and

•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

The Company owns 12 apartment units located near its plastic manufacturing factories that are used for housing senior management. At March 31, 2011, the Company leased one dormitory for factory staff near its plastics manufacturing factories in Dongguan. The dormitory is leased for a period of one year expiring in August 2011. The aggregate monthly rental is approximately $400.

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

At March 31, 2011, the Company leased approximately 69,400 square feet of manufacturing space in Chang An, Dongguan, China for its contract metal manufacturing operations. These premises are leased from a third party and the lease expires in May 2013. The aggregate monthly rental is approximately $9,600.

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

General

The Company’s revenues are derived from the manufacture and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Historically, the Company’s plastics operations have been the mainstay of its business and have accounted for the majority of its sales. In fiscal 2011, however, sales decreases in the plastic segment and sales increases in the electronic & metallic segment resulted in the Company’s electronic and & metallic segment contributing to nearly half of Deswell’s total sales.

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

PRC Income Taxes

Under PRC tax law in effect before January 1, 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Under the new income tax law most domestic enterprises and foreign invested enterprises, like Deswell, would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years of the effective date. Following the implementation of the Enterprise Income Tax Law the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the new enterprise income tax rates for tax year 2010 was, and such rates for tax years 2011 and 2012 (and thereafter) are:

	0000000000000000000111111111	0000000000000000000111111111
	Rate under EIT for enterprises previously subject to tax rate of
Tax Year (Calendar)	15 percent	24 percent
2010	22%	25%
2011	24%	25%
2012 and thereafter	25%	25%

Accordingly, with the enactment of new PRC Enterprise Tax effective January 1, 2008, the Company expects the benefits it previously enjoyed, such as receiving tax refunds as a result of its reinvestment of profits in certain of its subsidiaries in China and favorable concession rates, will no longer be available.

Impairment of Long-Lived Assets

In accordance with ASC 360, Deswell reviews long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the carrying value of property, plants and equipment by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the property, plants and equipment exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses all based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge would be recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset.

Because of the decrease of the utilization rate of machines and equipment used in our plastic injection molding business and the uncertain prospects for sales of certain products in that segment, the Company determined the impairment of its property, plants and equipment by comparing the undiscounted cash flows with the carrying amounts of the assets at March 31, 2011. Accordingly, the Company recorded a write-down to the associated property, plant and equipment’s fair value on its balance sheet at, and an impairment charge of $4,474,000 on its statement of operations for the year ended, March 31, 2011. See Note 6 of notes to consolidated financial statements included later in this report.

Business Segment Information

Deswell’s operations are generally organized in three segments: plastic injection molding, which we sometimes refer to as the “plastics segment”, and electronic products assembling and metallic parts manufacturing. The Company’s reportable segments are strategic business units that offer different products and services. See Note 14 of Notes to Consolidated Financial Statements. Results from the Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined with the electronic and metallic segment for the table presentation and discussion below and elsewhere in this Report. As so combined, we refer to them as the “electronic and & metallic segment.” The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2011.

	Year ended March 31, 2009			Year ended March 31, 2010			Year ended March 31, 2011
	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	82.4	87.6	84.7	79.1	91.9	84.5	86.4	91.0	88.6

Gross profit	17.6	12.4	15.3	20.9	8.1	15.5	13.6	9.0	11.4
Selling, general and administrative expenses	16.3	12.6	14.6	22.5	14.2	19.0	21.0	12.0	16.6
Other income, net	0.5	(0.8)	(0.1)	9.0	1.0	5.6	(10.5)	0.1	(5.3)

Operating income	1.8	(1.0)	0.6	7.4	(5.1)	2.1	(17.9)	(2.9)	(10.5)
Interest expense	-	-	-	-	-	-	-	-	-
Non-operating income, net	0.3	(0.1)	0.1	0.5	0.6	0.6	2.3	0.3	1.3

Income before income taxes	2.1	(1.1)	0.7	7.9	(4.5)	2.7	(15.6)	(2.6)	(9.2)
Income taxes	(0.1)	(0.4)	(0.2)	0.6	1.1	0.9	0.7	0.2	0.5

Net income	2.2%	(0.7)%	0.9%	7.3%	(5.6)%	1.8%	(16.3)%	(2.8)%	(9.7)%

Year ended March 31, 2011 (Fiscal 2011) Compared to Year Ended March 31, 2010 (Fiscal 2010)

Net Sales - The Company’s net sales for the year ended March 31, 2011 were $84,022,000, an increase of $2,408,000 or 3.0% as compared to fiscal 2010. The increase was related to an increase in sales revenue of $6,644,000, or 19.2%, from our electronic & metallic segment, offsetting the decrease in sales revenue at our plastic segment of $4,236,000, or 9.0%, as compared with respective net sales from these segments in fiscal 2010.

The decrease in sales from the plastic segment was mainly due to a change in product and customer mix stemming from a reduction of $9,976,000 in orders for plastic components used for electronic entertainment products from N&J Company Limited, the Company’s largest customer in fiscal 2010, both in the plastic segments and as a whole, accounting for 33.3% of plastic segment sales and 19.2% of total sales during the year ended March 31, 2010. This reduction in the plastics segment, which reduced sales to N&J to less than 10% of total sales during fiscal 2011, was partially offset by an increase of $5,894,000 in sales to other customers of plastic components used for telephone and automotive products.

The increase in sales in the electronic & metallic segment was primarily attributable to an increase of $12,776,000 in orders for professional audio instrument products from existing and new customers, offsetting a decrease of $6,132,000 in orders for professional audio and telecommunication products from Digidesign, Inc. the Company’s largest customer in the electronic & metallic segment and second largest customer as a whole during fiscal 2010, accounting for 25.7% of sales in the electronic & metallic segment sales and 10.8% of total sales during the year ended March 31, 2010. The increase in sales in the electronic & metallic segment resulted from the combined effect of orders from new customers and increased orders for new product models from existing customers.

The adverse effect on our operating results from decreases in sales during fiscal 2011 to our two largest customers during fiscal 2010 illustrates our historical dependence on a few major customers and that a substantial decrease in sales from any of our larger customers adversely impacts our financial performance. See the discussion “Historically we have been dependent on a few major customers that accounted for a substantial percentage of our sales. The significant decrease in orders from major customers materially and adversely affected our results of operations in our year ended March 31, 2011. Our sales will continue to decline and our financial results will suffer further if our major customer during fiscal 2011 ceases, or substantially reduces, its orders unless we can increase sales to new or existing customers” under “ITEM 3 Key Information – Risk Factors.

Gross Profit - Gross profit for the year ended March 31, 2011 was $9,548,000, representing a gross profit margin of 11.4%. This compared with the overall gross profit and gross profit margin of $12,656,000 or 15.5% for the year ended March 31, 2010.

Gross profit in the plastic segment decreased by $4,013,000, to $5,831,000, or 13.6% of net sales for the year ended March 31, 2011, as compared to $9,844,000, or 20.9% of net sales, for fiscal 2010. The decrease in gross margin for the plastic segment was principally associated with increased labor cost related to regulatory increases in the minimum wage rates of factory workers and higher overtime allowances, offsetting a decrease in material costs as a percentage of net sales, when compared with fiscal 2010.

Gross profit in the electronic & metallic segment was $3,717,000, or 9.0% of net sales, for the year ended March 31, 2011, as compared to $2,813,000, or 8.1% of net sales, for fiscal 2010. The increase in gross margin was mainly attributed to an increase in sales volume of higher margin items and decrease in factory overhead expenses, offsetting the increase in labor costs as a result of regulatory increases in the minimum wage rates of factory workers and increases in overtime allowances and average number of workers, as compared with fiscal 2010.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2011 were $13,941,000, or 16.6% of total net sales, as compared to $15,505,000, or 19.0% of total net sales for the year ended March 31, 2010. SG&A expenses decreased by $1,564,000, or 10.1% in fiscal 2011, as compared to those expenses in fiscal 2010.

SG&A expenses in the plastic segment decreased by $1,604,000, to $8,980,000, or 21.0% of net sales, for the year ended March 31, 2011, compared to $10,584,000, or 22.5% of net sales, for fiscal 2010. The decrease was primarily related to decreases of $833,000 in staff housing and other costs associated with the headcount reduction in fiscal 2011, $352,000 in government license and registration fees, $87,000 in stock compensation expenses and $424,000 in depreciation, offsetting an increase of $246,000 in compensation to executives in this segment and $115,000 in selling expenses, as compared to fiscal 2010.

SG&A expenses in the electronic and metallic segment increased by $40,000, to $4,961,000, or 12.1% of net sales, for the year ended March 31, 2011, compared to $4,921,000, or 14.2% of net sales, for the fiscal 2010. The increase was primarily related to increases of $79,000 in selling expense and $99,000 in staff costs, offsetting decreases of $64,000 in compensation to executives in this segment, $38,000 in stock compensation expenses and $104,000 in government license and registration fees, as compared with the fiscal 2010.

Other operating expense - Other operating expense was $4,435,000 for the year ended March 31, 2011, as compared to other operating income of $4,594,000 in the prior fiscal year.

On a segment basis, other operating expense attributable to the plastic segment for the year ended March 31, 2011 was $4,498,000, as compared to other operating income of $4,250,000 for fiscal 2010. The other operating loss was mainly due to an exchange loss of $263,000, provisions of $229,000 for doubtful receivables and $4, 474,000 of charges for impairment of property, plant and equipment fixed assets during the year ended March 31, 2011, as compared to a net gain of $4,198,000, included in other operating income for fiscal 2010, realized from the sale of the former plastic injection manufacturing plant in Shekou, Shenzhen, China, offset by a provision for doubtful receivables of $71,000 and an exchange loss of $87,000 during fiscal 2010.

Other operating income attributable to the electronic & metallic segment for the year ended March 31, 2011 was $63,000, as compared with other operating income of $344,000 for fiscal 2010. The decrease in other operating income was principally because of increases of $152,000 in exchange loss and $147,000 in provision for doubtful receivables, as compared with fiscal 2010.

Operating Loss - Operating loss was $8,828,000 for the year ended March 31, 2011, which compares to operating income of $1,745,000 for fiscal 2010.

On a segment basis, the operating loss of the plastic segment was $7,647,000, or a negative 17.9% of net sales, in the year ended March 31, 2011, as compared to operating income of $3,509,000, or 7.4% of net sales in fiscal 2010. The decrease in operating income in the plastic segment primarily resulted from the decrease in gross margin caused by higher labor costs and decrease in other operating income as described above.

The electronic and metallic segment reported an operating loss of $1,182,000, or a negative 2.9% of net sales, in the year ended March 31, 2011, compared to an operating loss of $1,764,000, or a negative 5.1% of net sales in fiscal 2010. The decrease in operating loss was because of the net effect of the increase in gross margin and the decrease in SG&A expenses as described above.

Non-operating income – Non-operating income for the year ended March 31, 2011 increased by $652,000 to $1,096,000 as compared with the prior fiscal year. This is mainly accounted for by an increase of $652,000 in the realized gain on the sale of marketable securities as compared with fiscal 2010.

Income Taxes – Income tax for the year ended March 31, 2011 was comprised of income tax expense of $596,000 and a deferred tax benefit of $214,000, as compared to the income tax expense of $380,000 and a deferred tax provision of $310,000 in fiscal 2010.

The Company is subject to the applicable transfer pricing rules in PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 “Implementation Regulations of Special Tax Adjustments (Provisional)”(“Guo Shui Fa [2009] No.2”), which took effect beginning in calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external consultants have prepared transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) of its subsidiaries in PRC for the calendar years ended December 31, 2008 and 2009.

In accordance with Guo Shui Fa [2009] No.2, the PRC Tax Bureau authorities have the right to deem the Company for a tax amount based on the Contemporaneous Documentations or a basis that they considered reasonable.

The amount of current tax represents the estimated deemed profit tax imposed on the Company by the PRC Tax Bureau for the calendar years ended December 31, 2008, 2009, 2010 and three months period ended March 31, 2011. The amounts have been estimated based on the Contemporaneous Documentations. On a segment basis, there was an income tax expense of $420,000 and a deferred tax benefit of $127,000 in the plastic segment for the year ended March 31, 2011, as compared to an income tax expense of $379,000, part of which was taxable on the gain on the sale, which closed during the Company’s second fiscal quarter ended September 30, 2010, of the Company’s former manufacturing plant in Shekou, Shenzhen, China, and a deferred tax benefit of $91,000 during fiscal 2010. The components of income tax of the electronic and metallic segment were comprised of an income tax expense of $176,000 and a deferred tax benefit of $87,000 for the year ended March 31, 2011, as compared to tax expense of $1,000 and a deferred tax provision of $401,000 in fiscal 2010.

Net Loss – The Company had a net loss of $8,114,000, or a negative 9.7% of net sales, for the year ended March 31, 2011, as compared to net income of $1,499,000, or 1.8% of net sales, for the year ended March 31, 2010. The fiscal 2011 net loss was primarily attributable to decreased sales to the Company’s largest customers in the plastics and electronic & metallic segments during fiscal 2010, $4,474,000 in impairment charges of fixed assets and decreases in gross profit margin, as described above.

Net loss for the plastic segment for the year ended March 31, 2011 totaled $6,955,000, as compared to net income of $3,446,000 for fiscal 2010. The net loss in the plastic segment was mainly the result of decreased sales to the Company’s largest customer in the plastics segment during fiscal 2010, $4,474,000 in impairment charges of fixed assets and decreases in gross margin as described above.

Net loss for the electronic & metallic segment for the year ended March 31, 2011 was $1,159,000, compared to a net loss of $1,947,000 for the prior fiscal year. The decrease in net loss of the electronic and metallic segment was mainly from the increase in sales revenues despite decreased sales to the Company’s largest customer during fiscal 2010, improvement in gross margin and the deferred tax benefit resulting from fiscal 2011, as described above.

Year ended March 31, 2010 Compared to Year Ended March 31, 2009

Net Sales - The Company's net sales for the year ended March 31, 2010 were $81,614,000, a decrease of $50,124,000 or 38.0% as compared to fiscal year 2009. The decrease was related to a decrease in sales revenue at our plastic segment of $26,391,000 as well as $23,733,000 at our electronic & metallic segment. This represented decreases of 36.0% and 40.7%, respectively, as compared with the respective net sales from these segments in the prior fiscal year. The revenue decrease at the plastic segment was mainly due to the decrease in orders from existing customers of $30,648,000 offsetting the increase in net sales from other existing and new customers of $3,002,000 and $1,255,000, respectively, as a result of the generally weak economy. About 83% of the decrease in net sales for the year ended March 31, 2010 was accounted for by one of the segment’s major customers related to plastic component sales of electronic entertainment products. Net sales from this major customer for the year ended March 31, 2010 had dropped by about 59% due to a decrease in orders for one of their main products, as compared with the prior fiscal year.

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

Deswell’s largest customer in both fiscal 2009 and 2010, N&J Company Ltd., reduced the volume of its orders during the year ended March 31, 2010 to 19.2% of Deswell’s total sales from 28.6% of our total sales in fiscal 2009. Similarly, Digidesign, Inc. Deswell’s largest customer in fiscal 2008 reduced the volume of its orders during the year ended March 31, 2009 to 12.7% of Deswell’s total sales from 17.0% of its total sales in fiscal 2008. These reductions in sales of the Company’s major customers contributed to the decreases in Deswell’s total sales in fiscal 2009 from fiscal 2008 and in fiscal 2010 from fiscal 2009.

Gross Profit - The gross profit for the year ended March 31, 2010 was $12,656,000, representing a gross profit margin of 15.5%. This compared with the overall gross profit and gross profit margin of $20,168,000 or 15.3% for the year ended March 31, 2009.

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

Gross profit in the electronic & metallic segment decreased by $4,403,000 to $2,813,000 or 8.1% of net sales, for the year ended March 31, 2010, as compared to $7,216,000 or 12.4% of net sales, for last year. Decrease in the gross profit as a percentage of sales was mainly attributed to higher raw materials cost and factory overhead as a percentage of sales for the year ended March 31, 2010, when compared with fiscal 2009.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2010 were $15,505,000, amounting to 19.0% of total net sales, as compared to $19,290,000 or 14.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $3,785,000 or 19.6% over the corresponding period of last year.

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

The SG&A expenses in the electronic & metallic segment decreased by $2,405,000 to $4,921,000 or 14.2% of net sales, for the year ended March 31, 2010, as compared to $7,326,000 or 12.6% of net sales for fiscal 2009. The decrease was primarily related to the decreases of $423,000 in selling expense, $1,352,000 in staff costs related to a 30% reduction in headcount, $322,000 in officers’ remuneration due to the resignation of a co-founder of the electronic & metallic segment, $108,000 in travelling expense and $82,000 in office operating expense, as compared with the prior year.

Other operating income - Other operating income was $4,594,000 for the year ended March 31, 2010, as compared to other operating expense of $132,000 in fiscal 2009.

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

Operating Income - Operating income was $1,745,000 for the year ended March 31, 2010, as compared with the operating income of $745,000 in the prior fiscal year.

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

Non-operating income – Non-operating income for the year ended March 31, 2010 increased by $276,000, to $444,000, as compared with fiscal 2009. This increase was mainly attributable to interest income of $166,000, an unrealized gain on the revaluation of marketable securities of $39,000 in the plastic segment, and as a realized gain of $160,000 from the sale of marketable securities in the electronic and metallic segment.

Income Taxes – Income tax for the year ended March 31, 2010 was comprised of an income tax expense of $380,000 and a deferred tax provision of $310,000, which compares to an income tax expense of $234,000 and a deferred tax benefit of $516,000 for the fiscal 2009.

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

Net Income – The Company had net income of $1,499,000 for the year ended March 31, 2010, an increase of $304,000, as compared to net income of $1,195,000 for the year ended March 31, 2009. Net income for the year ended March 31, 2010 represented 1.8% of net sales, compared to 0.9% of net sales for the net income in prior year. The increase in net income resulted primarily from the gain on the sale of the Company’s former manufacturing plant in Shekou, Shenzhen, China, as discussed above.

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

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the three years in the period ended March 31, 2011 (in thousands):

	Year ended March 31,
	2009				2010				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$35,039	$32,241	$37,101	$27,357	$22,738	$20,852	$21,358	$16,666	$20,486	$24,023	$23,534	$15,978
Gross profit	5,901	3,524	6,413	4,330	3,603	2,907	4,049	2,097	901	2,894	3,314	2,440
Operating income (loss)	1,310	(1,663)	878	220	(272)	2,938	296	(1,218)	(2,678)	(1,714)	(4,031)	(405)
Net income (loss)	1,293	(1,675)	987	590	(253)	3,124	(437)	(935)	(2,279)	(1,597)	(3,585)	(653)

The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2011 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
Net sales	$35,039	$22,738	$20,486	$32,241	$20,852	$24,023	$37,101	$21,358	$23,534	$27,357	$16,666	$15,978
Gross profit	5,901	3,603	901	3,524	2,907	2,894	6,413	4,049	3,314	4,330	2,097	2,440
Operating income (loss)	1,310	(272)	(2,678)	(1,663)	2,938	(1,714)	878	296	(4,031)	220	(1,218)	(405)
Net income (loss)	1,293	(253)	(2,279)	(1,675)	3,124	(1,597)	987	(437)	(3,585)	590	(935)	(653)

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2011, the Company has not experience any other significant seasonal fluctuations.

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, in addition to the appreciation of the RMB to the US dollar, inflation in China has recently affected the Company significantly.

The consumer price index (CPI), a major gauge of China’s inflation, rose 4.9 % in January 2011 from a year earlier as food prices increased 10.3% due to rising demand and a drought in key grain-growing regions. The central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy’s reliance on exports.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different minimum wage amounts based on the situation in their area. Effective March 1, 2010, China’s Guangdong Province, where Deswell’s manufacturing facilities are located, raised minimum wages by approximately 20% and effective March 1, 2011 again increased the minimum wage by another approximately 20%. The 2010 increase in minimum wages directly affected the Company’s cost of labor, increasing our overall operating expenses and adversely affecting our financial results for its year ended March 31, 2011. The 2011 minimum wage increase can be expected to increase Deswell’s operating expenses during its year ending March 31, 2012 from the amount reported for fiscal 2011 and similarly adversely impact operating results during the coming year.

Continuing material increases in our cost of labor will continue to increase the Company’s operating costs and will adversely affect Deswell’s financial results unless it passes on such increases to customers by increasing the prices of products and services. The effect of increases in the prices of products and services would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those Deswell offers in lower-cost regions of the world. If the Company does not increase prices to pass on the effect of increases in labor costs, Deswell’s margins and profitability would suffer.

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs is exacerbated by the appreciation in the exchange rate to the US dollar, as is discussed in “Exchange Rates” immediately below.

Exchange Rates

The Company’s sales are mainly in United States dollars and Hong Kong dollars and its expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.750, 7.764 and 7.789 at March 31, 2009, 2010 and 2011, respectively. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to the U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each Deswell’s fiscal years from March 31, 2006 to March 31, 2011.

(1)	RMB (yuan) to US dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Approximately 35.1%, 51.0% and 47.0% of our total costs and expenses were in RMB during the years ended March 31, 2009, 2010 and 2011, respectively.

The following table shows the percentage appreciation in the exchange rate of the RMB to the US dollar at the end of each of our fiscal years in the three-year period ended March 31, 2011:

	00000000000	00000000000	00000000000	00000000000	00000000000
Exchange ratio of RMB to US$1.00 at March 31,(1)
2009		2010		2011
Ratio	% change(2)	Ratio	% change(2)	Ratio	% change(2)
1:6.836	2.52%	1:6.826	0.14%	1:6.560	3.90%

(1)	RMB to US dollar data presented in this table are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.
(2)	From ratio at previous March 31.

In mid-2008, the Chinese government halted allowing the RMB to appreciate against the dollar as it did during earlier periods since July 25, 2005 because of concerns that the stronger RMB was hurting Chinese exports at a time of global recession. Accordingly, as shown in the above table, there was virtually no change in the exchange ratio of the RMB to the US dollar during our year ended March 31, 2010. However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, However, on June 19, 2010 China’s central bank announced that it planned to introduce more flexibility in the management of its currency and since then the RMB has again begun to appreciate against the US dollar, increasing 3.9% at March 31, 2011 from the midpoint level at March 31, 2010, and increasing to 1:6.4358 , or 1.9%, at July 29, 2011 from the midpoint level at March 31, 2011, as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2009, 2010 and 2011 and at March 31, 2011, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

2009 Change in Functional Currency

Prior to January 1, 2009, the functional currencies of our subsidiaries were Hong Kong dollars and Chinese renminbi, or RMB. Effective January 1, 2009, the functional currencies of all our subsidiaries were changed to U.S. dollars. The U.S. dollar is considered by management to be the most appropriate functional currency of Deswell’s subsidiaries because over the years, and especially in our year ended March 31, 2009 and continuing in our years ended March 31, 2010 and 2011, most of our customers contracted with our subsidiaries in U.S. dollars. The following table shows the percent of our sales that were denominated in US dollars for the years ended March 31, 2009, 2010 and 2011:

	Year ended March 31, 2009			Year ended March 31, 2010			Year ended March 31, 2011
	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total
Percent of sales denominated in US$	72.4%	95.0%	82.3%	62.7%	95.0%	76.2%	55.1%	99.8%	73.6%

Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because of the relative stability in the exchange rate of the RMB to the U.S. dollar since mid-2008 when the Chinese government halted allowing the RMB to appreciate against the dollar, the actual effect of the change in our functional currency to the U.S. dollar was immaterial to our results of operations, liquidity and cash flows for our years ended March 31, 2009 or March 31, 2010. Similarly, and although the exchange rate of the RMB to the US dollar resumed appreciating to the US dollar during our year ended March 31, 2011, the fiscal 2009 change in our functional currency to the U.S. dollar was not material to our results of operations, liquidity and cash flows for our years ended March 31, 2011. Irrespective of our functional currency, however, the volatility of the exchange rate of the RMB to US impacts our results of operations, positively or negatively, depending on the amounts of expenses our subsidiaries pay in RMB and whether the RMB depreciates or appreciates to the US dollar. As discussed under “Exchange Rates” above, the exchange rate of the RMB resumed significant appreciation to the US dollar beginning in June, 2010 when China’s central bank announced that it planned to introduce more flexibility in the management of China’s currency and appreciated approximately 4.1% at March 31, 2011 from the exchange rate at March 31, 2010. Accordingly, our operating expenses increased, and our results of operations were negatively impacted, by the appreciation of the RMB to US dollar during the year ended March 31, 2011. If the RMB continues appreciating to the U.S. dollar, our operating costs would continue to increase and our financial results would be adversely affected. See the Risk Factor entitled “Changes in currency exchange rates have and could continue to significantly affect our financial results” on page 8 of this Report.

Liquidity and Capital Resources

For the year ended March 31, 2011, net cash used in operations totaled $3,194,000, including the net loss of $8,114,000, depreciation and amortization expenses of $6,197,000 and impairment of property, plant and equipment charges of $4,474,000. Accounts receivable increased by $3,189,000 over levels at March 31, 2010, primarily as a result of changes in customer mix with different credit terms. Inventories increased by $5,117,000 over levels at March 31, 2010, primarily resulting from the increased purchases of raw materials related to orders from certain customers that consisted of work-in-progress of plastic and electronics products at March 31, 2011. Accounts payable decreased by $434,000 over levels at March 31, 2010, primarily because of the decrease in materials purchases. For the year ended March 31, 2010, net cash generated from operations totaled $14,351,000, including net income of $1,499,000 and depreciation and amortization expenses of $7,011,000.

Net cash provided by investing activities amounted to $4,513,000 for the year ended March 31, 2011, while net cash used in investing activities in fiscal 2010 amounted to $1,449,000. Capital expenditures during these periods totaled $1,034,000 and $1,606,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2011, we acquired marketable securities for $8,049,000 and received cash proceeds from sale of the marketable securities for $13,509,000. In fiscal 2010, we acquired marketable securities for $5,631,000 and received proceeds of $5,185,000, net of transaction costs, from the sale of our former manufacturing plant in Shekou, Shenzhen, China.

Net cash used in financing activities for the years ended March 31, 2011 and 2010 were $804,000 and $916,000, respectively. Net cash we used in financing activities during the year ended March 31, 2011 was mainly to fund dividend payments to shareholders of $810,000. Net cash we used in financing activities during the year ended March 31, 2010 was primarily to fund dividend payments to shareholders of $1,619,000 and net of the proceeds of $703,000 from the exercise of stock options from directors and employees.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2011 remained at 5.0% from March 31, 2010.

At March 31, 2011, the Company had cash and cash equivalents of $35,635,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2011, the Company had capital commitments totaling $83,000 for a new enterprise resource planning software system upgrade project and other capital commitments aggregating approximately $9,000 to purchase furniture and fixtures and leasehold improvements, all of which it expects to disburse during the year ending March 31, 2012.

A summary of our contractual obligations and commercial commitments as of March 31, 2011 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2012	Period from April 1, 2012 to March 31, 2014	Period from April 1, 2014 to March 31, 2016	Period after March 31, 2016
Long-term bank borrowing	$-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease payments	14	14	-	-	-
Capital commitment	92	92	-	-	-
Other purchase obligations	6,334	6,334	-	-	-
Other long-term liabilities reflected on Company’s balance sheet under US GAAP	-	-	-	-	-

Total	$6,440	6,440	-	-	-

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2011 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	66	Chairman of the Board of Directors
Franki Shing Fung Tse	47	Chief Executive Officer
Chin Pang Li	65	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	65	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	64	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	65	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	33	Chief Financial Officer

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

Allen Yau-Nam Cham. Mr. Cham has been a non-executive director of the Company and member of the Audit Committee since August 2003. Mr. Cham has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary's University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.

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

Herman Wong Chi Wah. Mr. Wong joined the Company as Chief Financial Officer effective on April 1, 2011. During the 10 years immediately before joining Deswell, Mr. Wong worked for Deloitte Touche Tohmatsu, an international public accounting and auditing firm, where he most recently served as senior manager. During his tenure at Deloitte Touch Tohmatsu, he worked in an auditing capacity with a variety of Hong Kong listed companies and multinational corporations as well as working on several initial public offerings for Hong Kong listed companies. Mr. Wong received his Bachelor of Business Administration in Accounting from Hong Kong Polytechnic University.

No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Compensation of Directors and Executive Officers

Executive Officers

The aggregate amount of compensation (including non-cash benefits) paid by the Company and its subsidiaries during the year ended March 31, 2011 to all directors and executive officers as a group for services in all service capacities was approximately $1,480,000, which excludes amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2011.

See the discussion under “We depend on our executive officers, senior managers and skilled personnel.” in ITEM 3 Key Information – Risk Factors on page 16 of this Report.

Directors

Our policy is to pay directors who are not employees of the Company or any of its subsidiaries $2,000 per month for services as a director, and to reimburse directors for all reasonable expenses incurred in connection with their services as a director and member of Board committees.

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

Until the retirement of Chi Wai Leung effective January 1, 2009, who, in addition to serving as our Executive Director of Engineering for Plastic Operations, also served on our board of directors, a majority of our Board of Directors were not “independent” directors within the definition of “independent director” in NASDAQ Marketplace Rule 4200(a)(15) (which was in effect at the time of such resignation and has since been replaced without material change by NASDAQ Marketplace Rule 5605(a)(2)) and accordingly we did not theretofore comply with then applicable NASDAQ Market place Rule 4350(c)(1). Although our Board now consists of a majority of independent directors, if we choose to fill Mr. Leung’s former position on our Board with a member of our management team or a person not otherwise deemed “independent” under NASDAQ’s Marketplace Rules, we would not then comply with NASDAQ Marketplace Rule 5605(b)(1) (which replaced NASDAQ Market place Rule 4350(c)(1) effective April 13, 2009) and our corporate governance standards would again differ in this regard from those applied to US domestic issuers under NASDAQ’s Marketplace Rules. See also “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 18 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to US domestic issuers and US NASDAQ-listed companies.

Employees

At March 31, 2011, the Company employed 2,538 persons on a full-time basis, of which nine were located in Macao and 2,529 were located in or travel to and from China. Of the Company’s employees, at March 31, 2011

•	1,750 engaged in plastic injection molding manufacturing, and

•	779 engaged in contract electronic manufacturing, metal molds and parts manufacturing.

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

On August 13, 2010, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option Plan to increase by 800,000 shares in the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 2,600,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual shareholders’ Meeting held on September 16, 2010.

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

Through June 30, 2011, options to purchase an aggregate of 4,269,000 shares had been granted under all of Deswell’s option plans. At June 30, 2011, there were

•	options to purchase an aggregate of 685,500 common shares outstanding, and

•	options to purchase 1,017,500 shares available for future grant under Deswell’s option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2011, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	1,716,045	(2)	10.4
Chin Pang Li	1,520,750	(3)	9.2
FMR LLC	891,999	(4)	5.5
Franki Shing Fung Tse	101,000	(5)	*
Herman Wong Chi Wah	-		-
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

*	Less than 1%.
(1)	Based on 16,196,810 shares outstanding on June 30, 2011. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 1,421,045 shares held of record by Mr. Lau and options to purchase 295,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $10.41 per share, with terms expiring from September 30, 2013 to January 20, 2018.
(3)	Consists of 1,225,750 shares held of record by Mr. Li and options to purchase 295,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $10.41 per share, with terms expiring from September 30, 2013 to January 20, 2018.
(4)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2011. This filing also included Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund as reporting persons.
(5)	Consists of 71,000 shares held of record by Mr. Tse and options to purchase 30,000 shares granted to Mr. Tse under the Company’s stock option plans. Mr. Tse’s options are exercisable at a weighted average exercise price of $5.71 per share, with terms expiring on January 20, 2018.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years (listed in descending order based on shareholdings at June 30, 2011):

	000000000		000000000		000000000
	Percentage Ownership at June 30,(1)
Name of beneficial owner or identity of group	2009		2010		2011
Richard Pui Hon Lau	10.6		10.4		10.4
Chin Pang Li	9.4		9.2		9.2
FMR LLC and Edward C. Johnson 3d		(2)	6.1	(3)	5.5	(4)
Royce & Associates, LLC	5.3	(5)		(6)		(6)

(1)

Based on 15,790,810, 16,191,810 and 16,196,810 shares outstanding on June 30, 2009, 2010 and 2011, respectively. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.
(2)	Less than 5 percent based on Amendment No. 6 to Schedule 13G filed by the listed persons with the SEC on February 17, 2009.
(3)	Based on Schedule 13G filed by the listed persons with the SEC on February 16, 2010. This filing also included Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund as reporting persons.
(4)	Based on Amendment No. 1 to Schedule 13G filed by the listed persons with the SEC on February 14, 2011. This filing also included Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund as reporting persons.
(5)	Based on Amendment No. 8 to Schedule 13G filed by the listed person with the SEC on January 23, 2009.
(6)	Less than 5 percent based on Amendment No. 9 to Schedule 13G filed by the listed person with the SEC on January 27, 2010.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2011, approximately 21 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2011, 13 holders of record with addresses in the United States held approximately 13.4 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in ITEM 7.B. of Form 20-F from April 1, 2010 through June 30, 2011, the latest practical date prior to filing of this Report.

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

•	2010 aggregating $1,619,000, which was based on results for the second quarter of the year ended March 31, 2010; and.

•	2011 aggregating $810,000, which was based on results for the third quarter of the year ended March 31, 2011.

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

The following chart shows the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2011:

The following chart shows the high and low sale prices per share of Deswell shares as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2011 and for the quarter ended June 30, 2011.

The following chart shows the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market during each of the months in the six-month period ended July 31, 2011.

ITEM 10. ADDITIONAL INFORMATION

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

•	holders of our shares:

¡	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.

¡	do not to have cumulative voting rights in the election of directors.

¡	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law.

•	all of common shares are equal to each other with respect to liquidation and dividend rights.

•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Objects and Purposes

Our objects and purposes are described in Clause 5 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the British Virgin Islands.

Directors

Our Articles of Association (Regulation 12.4) provides that except as otherwise provided in the BVI Business Companies Act, 2004 (No. 16 of 2004) – the British Virgin Islands corporate law that governs BVI companies like Deswell – no agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and such agreement or transaction has been approved by the irrevocable vote of a majority of the Company’s directors, including at least, one Independent Director. In addition, the favorable vote of a majority of the directors, including at least one Independent Director, shall be required to approve any transaction or agreement between the Company and any officer of the Company or any person or entity holding 10 percent or more of the outstanding Shares.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 16,196,810 common shares were outstanding on June 30, 2011.

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

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers from “qualified foreign corporations” before 2013 generally are taxed at reduced rates as compared to ordinary income, provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date and certain other conditions are met. Under current law, dividends received in tax years beginning after December 31, 2012 will be taxed at higher ordinary income tax rates. In addition, recent legislation will impose, beginning in 2013, a new 3.8% Medicare contribution tax on net investment income, including interest, dividends and capital gains, of U.S. individuals with income exceeding $200,000 (or $250,000 if married filing jointly), estates and trusts. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our shares.

A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we were not a PFIC for U.S. federal income purposes for our fiscal year ended March 31, 2010, and that it is unlikely that we were a PFIC for our fiscal year ended March 31, 2011. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC. See “Passive Foreign Investment Company (PFIC)” below. If we are a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year. If we based our PFIC determination on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2011, we would be a PFIC. However, because the fair market value of only the land rights used in our active business, inventory and receivables (“ Partial Active Asset Value”) together with our passive assets, exceeds our Market Cap Value on each Testing Quarter, we do not believe that our Market Cap Value accurately reflects the value of our active assets. We believe that our Partial Active Asset Value is a better indication of the value of those assets and, since such value exceeds the value of our passive assets, we believe that we are not a PFIC for our fiscal year ended March 31, 2011 based on the “asset test.” We have not conducted an appraisal of the actual fair market value of all of our assets to support our conclusion regarding our PFIC status based on the “asset test,” however, we did engage a qualified third party to conduct an appraisal of our land rights. Nonetheless, since a taxpayer’s appraisal does not bind the IRS, and the latter may disagree with our approach in general, no assurances can be given that the IRS will not successfully challenge our determination as to the PFIC status based on the “asset test” and will not seek to treat us as a PFIC. With regard to the “income test,” as a foreign private issuer with no U.S. source income, we do not prepare or file income tax returns with the United States Internal Revenue Service. Accordingly we do not make, or engage advisers to advise us regarding, adjustments to our gross income, expenses and other results of operations, which we prepare under accounting principles generally accepted in the United States for financial reporting purposes, that would be necessary to prepare and file income tax returns reflecting our gross income, expenses and other results of operations under tax principles of the United States. However, we believe that if we made such adjustments to our operating results for the year ended March 31, 2011, it is highly likely that our gross income determined under United States tax principles would be sufficient to satisfy the PFIC income test, and on that basis we believe it is unlikely that we were a PFIC under that test. However, no assurance can be given that our gross income determined under US tax principles would in fact be sufficient to satisfy the PFIC income test or that, in any event, the IRS might not disagree and seek to treat us as a PFIC.

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

If we were treated as a PFIC, each U.S. Holder would be required to make an annual return on IRS Form 8621 or its successor, reporting, among other things, distributions received and gain realized with respect to each PFIC in which such holder holds a direct or indirect interest, and may be required to provide other information as specified by the IRS. In this regard, we note, in particular, that under recently enacted legislation U.S. Holders may be subject to further reporting requirements (on IRS Form 8938 or its successor) in connection with the annual filing of their respective U.S. federal income tax returns with respect to shareholdings in foreign corporations, which may include affirming whether or not a foreign corporation in which such U.S. Holder has invested is (or is not) a PFIC irrespective of whether any distributions have been received, the U.S. Holder has disposed of any stock of the foreign corporation, or the foreign corporation has disposed of any stock of its foreign subsidiaries in the relevant taxable year.

An actual determination of PFIC status is highly factual in nature. Given the complexity of the issues that may result if we are classified as or become a PFIC, you are urged to consult your own tax advisors with respect to the tax consequences to you, including any reporting obligations that may be imposed on you, in the event that this should occur, in view of your particular circumstances.

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

Foreign Currency Risk

At March 31, 2009, 2010 and 2011, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2011 of $35,635,000 was held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)

Hong Kong dollars	$15,323

Chinese RMB	10,134

United States dollars	10,088

Macao dollars	64

Japanese yen	15
Euro	9
Pounds sterling	2

$35,635

See discussion of Exchange Rate Fluctuation in ITEM 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $15.2 million as at March 31, 2011 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2011 we had no long-term debt or short-term bank loans outstanding on our credit facilities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities		Disclosures under Items 12A to 12D(2) of Form 20-F are not required when Form 20-F is used as an annual report and, in any event, are not applicable to Deswell.
B. Warrants and Rights
C. Other Securities
D. American Depositary Shares
(1)
(2)

	(3)	Disclosures under Items 12D(3) and 12D(4) of Form 20-F are required even when Form 20-F is used as an annual report. However, Deswell has no Amercian Depositary Recepts deposited or outstanding.
(4)

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of March 31, 2011.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2011 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework.

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2011, the Company’s internal control over financial reporting was effective based on above described criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2011 has been audited by BDO Limited, an independent registered public accounting firm with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Deswell Industries, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2011 and our report dated August 2, 2011 expressed an unqualified opinion thereon.

/s/ BDO Limited
BDO Limited
Hong Kong, August 2, 2011

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for each of the two years in the period ended March 31, 2011 was BDO Limited (“BDO”).

The following table presents the aggregate fees for professional services and other services rendered by the principal accountant to Deswell in the years ended March 31, 2010 and 2011.

	000000000	000000000
	Year ended March 31,
	2010	2011
	(In thousands)
Audit fees (1)	$206	$198
Audit-related fees(2)	-	-
Tax fees(3)	-	3
All other fees(4)	-	-

	$206	$201

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	Tax fees include fees billed for tax advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided .

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deswell Industries, Inc.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 2, 2011 expressed an unqualified opinion thereon.

/s/ BDO Limited
BDO Limited

Hong Kong, August 2, 2011

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2010	2011

ASSETS
Current assets:
Cash and cash equivalents	$35,120	$35,635
Marketable securities (note 3)	5,673	1,045
Accounts receivable, less allowances for doubtful accounts of $223 and $599 at March 31, 2010 and 2011, respectively	14,399	17,210
Inventories (note 4)	15,808	19,517
Prepaid expenses and other current assets (note 5)	1,844	2,154

Total current assets	72,844	75,561
Property, plant and equipment-net (note 6)	60,705	51,052
Deferred income tax assets (note 9)	70	154
Goodwill (note 7)	392	392

Total assets	$134,011	$127,159

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$7,298	$6,864
Accrued payroll and employee benefits	2,570	3,971
Customer deposits	883	1,965
Other accrued liabilities (note 8)	1,905	1,453
Income taxes payable Deferred income tax liabilities (note 9) Dividend payable	- 340 -	596 213 810

Total current liabilities	12,996	15,872

Commitments and contingencies (note 10)	-	-

Shareholders’ equity:
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2010-16,191,810; March 31, 2011 – 16,194,810	50,803	50,809
Additional paid-in capital	7,719	7,719
Accumulated other comprehensive income	5,316	5,316
Retained earnings	57,177	47,443

Total shareholders’ equity	121,015	111,287

Total liabilities and shareholders’ equity	$134,011	$127,159

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2009	2010	2011

Net sales	$131,738	$81,614	$84,022
Cost of sales	111,570	68,958	74,474

Gross profit	20,168	12,656	9,548
Selling, general and administrative expenses	19,291	15,505	13,941
Other income (expenses), net	(132)	4,594	(4,435)

Operating income (loss)	745	1,745	(8,828)
Non-operating income, net	168	444	1,096

Income (loss) before income taxes	913	2,189	(7,732)
Income taxes (note 9)	(282)	690	382

Net income (loss) attributable to Deswell Industries, Inc.	1,195	1,499	(8,114)

Other comprehensive income
Foreign currency translation adjustment	1,582	-	-

Comprehensive income (loss) attributable to Deswell Industries, Inc.	$2,777	$1,499	$(8,114)

Net income (loss) per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income (loss) per share	$0.08	$0.09	$(0.50)

Weighted average common shares outstanding (shares in thousands)	15,791	15,965	16,193

Diluted:
Net income (loss) per share	$0.08	$0.09	$(0.50)

Weighted average common and potential common shares (shares in thousands)	15,805	16,039	16,193

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock			Accumulated
	Shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity

Balance at March 31, 2008	15,790,810	49,923	7,709	3,734	59,891	121,257
Stock-based compensation	-	-	62	-	-	62
Foreign currency translation adjustment	-	-	-	1,582	-	1,582
Net income	-	-	-	-	1,195	1,195
Dividends ($0.24 per share)	-	-	-	-	(3,789)	(3,789)

Balance at March 31, 2009	15,790,810	49,923	7,771	5,316	57,297	120,307
Stock-based compensation	-	-	125	-	-	125
Exercise of stock options	401,000	880	(177)	-	-	703
Net income	-	-	-	-	1,499	1,499
Dividends ($0.10 per share)	-	-	-	-	(1,619)	(1,619)

Balance at March 31, 2010	16,191,810	50,803	7,719	5,316	57,177	121,015
Exercise of stock options	3,000	6	-	-	-	6
Net income	-	-	-	-	(8,114)	(8,114)
Dividends ($0.10 per share)	-	-	-	-	(1,620)	(1,620)

Balance at March 31, 2011	16,194,810	50,809	7,719	5,316	47,443	111,287

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

		Year ended March 31,
	2009	2010	2011

Cash flows from operating activities
Net income (loss)	$1,195	$1,499	$(8,114)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,264	7,011	6,197
Provision for doubtful accounts	275	72	378
Allowances for obsolete inventories	1,585	573	1,408
Impairment of property, plant and equipment	176	8	4,474
Loss (gain) on sale of property, plant and equipment	216	(4,339)	(71)
Unrealized holding loss (gain) on marketable securities	16	(42)	21
Gain on disposal of marketable securities	-	(160)	(853)
Stock-based compensation	62	125	-
Deferred tax	(517)	1,016	(211)
Changes in operating assets and liabilities:
Accounts receivable	(1,193)	7,756	(3,189)
Inventories	3,338	5,064	(5,117)
Prepaid expenses and other current assets	1,306	287	(310)
Income taxes receivable	3	-	-
Accounts payable	(2,157)	(3,072)	(434)
Accrued payroll and employee benefits	(376)	97	1,401
Customer deposits	335	(577)	1,082
Other accrued liabilities	67	(262)	(452)
Income taxes payable	74	(705)	596

Net cash provided by (used in) operating activities	11,669	14,351	(3,194)

Cash flows from investing activities
Purchase of property, plant and equipment	(7,402)	(1,606)	(1,034)
Proceeds from sale of property, plant and equipment, net of transaction costs	345	5,528	87
Purchase of marketable securities	-	(5,631)	(8,049)
Proceeds from sale of marketable securities	-	260	13,509

Net cash provided by (used in) investing activities	(7,057)	(1,449)	4,513

Cash flows from financing activities
Dividends paid	(3,789)	(1,619)	(810)
Exercise of stock options	-	703	6

Net cash used in financing activities	(3,789)	(916)	(804)

Effect of exchange rate changes	(407)	-	-

Net increase in cash and cash equivalents	416	11,986	515
Cash and cash equivalents, beginning of year	22,718	23,134	35,120

Cash and cash equivalents, end of year	$23,134	$35,120	$35,635

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$79	$380	$-

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

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2011, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $56,325.

2. Summary of Significant Accounting Policies

Principles of consolidation - The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill - The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles - Goodwill and Other”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducted annual impairment evaluation. The impairment test requires to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In step two of the analysis, The Company measures and records an impairment loss equal to the excess of the carrying value of the reporting unit’s goodwill over its implied fair value should such a circumstance arise.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities - All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method and interest earned is included in non-operating income.

Inventories – Inventories are stated at the lower of cost or market value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment - Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Leasehold land and buildings	30 - 50 years
Plant and machinery	5 - 15 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvements	2 - 5years

Leases - Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no capital leases for any of the periods presented.

Impairment of long-lived assets - Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360 “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that long-lived assets at March 31, 2009, 2010 and 2011 to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $176, $8 and $4,474, respectively.

Revenue recognition - Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contract, and its collectability is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these actual returns as deduction from sales. Products returns to the Company were insignificant during past years.

Comprehensive income - Other comprehensive income for the years ended March 31, 2009 represented foreign currency translation adjustments and were included in the consolidated statement of operations.

Allowance for doubtful account - The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company’s customers may require additional provisions for doubtful accounts.

Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2009, 2010 and 2011, shipping and handling costs expensed to selling expenses were $1,714, $985 and $863, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Income taxes - Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

The Company adopted the provisions of ASC No. 740 “Income Taxes” (“ASC 740”), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides accounting guidance on de-recognition, classification, interest and penalties, disclosure and transition.

Foreign currency translation - The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in Hong Kong dollars, Chinese renminbi or U.S. dollars. The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7597, 7.7597 and 7.7965 as of March 31, 2009, 2010 and 2011, respectively. The exchange rates between the Chinese renminbi and the U.S. dollar were approximately 6.8417, 6.8417 and 6.583 as of March 31, 2009, 2010, and 2011, respectively.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in the consolidated statement of operations.

Aggregate net foreign currency transaction gain (loss) included in other income were $704, $(43) and $(372) for the years ended March 31, 2009, 2010 and 2011, respectively.

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

During the years ended March 31, 2009, 2010 and 2011, 72.4%, 62.7% and 55.1% of our sales of plastic products were denominated in U.S. dollars, respectively. During the years ended March 31, 2009, 2010 and 2011, 95%, 95% and 99.8%, respectively, of sales of products in our electronics segment were denominated in U.S. dollars.

Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because steady appreciation of the Chinese Renminbi to the U.S. dollar, beginning around July 1, 2008, and the relative stability in the exchange rate of the Chinese Renminbi to the U.S. dollar since then, the actual effect of the change in the functional currency to the U.S. dollar was immaterial to the Company’s results of operations, liquidity and cash flows for the years ended March 31, 2009 and March 31, 2010.

Irrespective of our functional currency, however, if the exchange rate of the Chinese Renminbi to U.S. dollar again becomes volatile, our results of operations would be affected, positively or negatively, depending on the amounts of expenses our subsidiaries pay in Chinese Renminbi and whether the Chinese Renminbi depreciates or appreciates to the U.S. dollar. The exchange rate of the RMB resumed significant appreciation to the US dollar beginning in June 2010 when China’s central bank announced that it planned to introduce more flexibility in the management of China’s currency and appreciated approximately 4.1% at March 31, 2011 from the exchange rate at March 31, 2010. Accordingly, the Company’s operating expenses increased, and the Company’s results of operations were negatively impacted, by the appreciation of the RMB to US dollar during the year ended March 31, 2011. If the RMB continues appreciating to the U.S. dollar, our operating costs would continue to increase and our financial results would be adversely affected.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Post-retirement and post-employment benefits - The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.

Stock-based compensation - The Company adopts ASC No. 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

For the years ended March 31, 2009, 2010 and 2011, the Company records stock-based compensation expenses amounted to $62, $125 and $nil in the statement of operations respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2009 and 2010 were estimated using the Binomial option pricing model with the following assumptions:

	2009	2010

Risk-free interest rate – weighted average	2.90%	2.88%
Expected life of options – weighted average	10 years	10 years
Stock volatility	40.49%	47.08%
Expected dividend yield	7.35%	6.61%

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

Net income per share - Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2009	2010	2011
Net income (loss) attributable to Deswell Industries, Inc.	$1,195	$1,499	$(8,114)

Basic net income (loss) per share	$0.08	$0.09	$(0.50)

Basic weighted average common shares outstanding	15,791	15,965	16,193
Effect of dilutive securities – Options	14	74	-

Diluted weighted average common and potential common shares outstanding	15,805	16,039	16,193

Diluted net income (loss) per share	$0.08	$0.09	$(0.50)

For the years ended March 31, 2009, 2010 and 2011, potential common shares of 726,000, 668,500 and 668,500 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

19,000 shares related to stock options are excluded from the calculations of diluted net income per share for the year ended March 31, 2011 because their inclusion would have been anti-dilutive.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments – The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

Fair Value Measurements - The Company has adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Its establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

Recent changes in accounting standards – In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”. ASU 2010-06 requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require that (1) a reporting entity must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2010-06 on the Company’s financial position, results of operations and cash flows, but does not expect it to have a material impact.

In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. It addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB ASC Topic 718, “Compensation—Stock Compensation”, was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The amendments will be effective for fiscal years, and interim reporting periods within those fiscal years, beginning on or after December 15, 2010, with early application permitted. The Company evaluated the effect of ASU 2010-13 on its financial statements and has concluded that it would have no impact on its financial positions, results of operation and cash flows.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. This ASU amends guidance for Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years and interim periods beginning after December 15, 2010, with early adoption not permitted. The Company does not expect that the adoption of ASU 2010-28 will have a material impact on its financial position, results of operations, or cash flows.

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This pronouncement is an authoritative guidance to amend certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited, and is applicable to the Company’s fiscal quarter beginning April 1, 2012. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 “Comprehensive Income (Topic 220) Presentation of Comprehensive Income”. This pronouncement is an authoritative guidance on the presentation of comprehensive income that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. It is applicable to the Company’s fiscal year beginning October 1, 2012. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong and Singapore.

		March 31,
	2010		2011

Cost	$5,631		$1,066

Market value	$5,673		$1,045

Unrealized gain (loss) for the years ended March 31, 2009, 2010 and 2011 were $(16), $42 and $(21), respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2009, 2010 and 2011 were $nil, $260 and $13,509, respectively and realized gain from sale of marketable securities for the years ended March 31, 2009, 2010 and 2011 were $nil, $160 and $853, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASU 2010-06 because the valuations were based on quoted prices for identical securities in active markets.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

4. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2010	2011

Raw materials	$10,162	$12,280
Work in progress	2,938	4,167
Finished goods	2,708	3,070

	$15,808	$19,517

Obsolescence allowance for inventory is as follows:

		March 31
	2009	2010	2011

Balance at beginning of the year	$2,082	$3,330	$3,281
Additional charges	1,585	573	1,408
Written off	(337)	(622)	(273)

Balance at the end of the year	$3,330	$3,281	$4,416

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2010	2011

Value added tax receivable	$749	$477
Rental and utility deposit	181	13
Advance to suppliers	458	649
Prepayment	81	510
Others	375	505

	$1,844	$2,154

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2010	2011

At cost:
Land and buildings	$33,632	$33,633
Plant and machinery	55,119	55,627
Furniture, fixtures and equipment	13,722	13,728
Motor vehicles	1,924	1,549
Leasehold improvements	3,294	3,465

Total	107,691	108,002
Less: accumulated depreciation and amortization	(47,152)	(52,662)
Less: impairment	(69)	(4,501)

	60,470	50,839

Construction in progress	315	293
Less: impairment	(80)	(80)

	235	213

Net book value	$60,705	$51,052

Certain comparative figures have been reclassified among different categories of property, plant and equipment to conform the presentation of the current year to reflect the true nature of the assets and such reclassification has no impact on the Company’s profit for the year ended March 31, 2010.

Included in furniture, fixture and equipment is computer software with net values of $267 and $317 as of March 31, 2010 and 2011, respectively.

During the years end March 31, 2009, 2010 and 2011, the Company impaired its property, plant and equipment by $176, $8 and $4,474, respectively, which were charged to other income (expenses) in consolidation statements of operations and comprehensive income (loss).

During the year ended March 31, 2010, the Company disposed of the old plastic injection factory premises located in Shenzhen, China with a net gain of $4,198 which included in other income.

Cost of land and buildings consist of the following:

	March 31,
	2010	2011

Land use right of state-owned land and buildings erected thereon (a)	$29,451	$29,452
Long term leased land and buildings erected thereon (b)	4,181	4,181

	$33,632	$33,633

(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2011, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

7. Goodwill

The impairment in goodwill for the years ended March 31, 2009, 2010 and 2011 were $nil. Details of the goodwill are as follows:

Acquisitions	March 31,
	2010	2011

Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment – metallic division	(317)	(317)

	$392	$392

8. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2010	2011

Accrued expenses	$1,333	$729
Value added tax payable	49	9
Others	523	715

	$1,905	$1,453

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year ended March 31,
	2009	2010	2011

Hong Kong	$(5)	$(1)	$(3)
China	918	2,190	(7,729)

	$913	$2,189	$(7,732)

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiaries incorporated in Samoa are not subject to profit tax as they have no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2009:16.5%, 2010:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

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

Jetcrown Industrial Shenzhen Limited (“JISL”), a fully owned subsidiary deregistered on March 24, 2010, had fully enjoyed the above tax holiday and concessions by December 31, 1995. Under the new Income Tax Law, the tax rate applicable to JISL is 18% and 20% for the calendar years ended December 31, 2008 and 2009, respectively.

Dongguan Kwan Hong Electronics Company Limited (“DKHE”) (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. The applicable tax rate of DKHE for the calendar years ended December 31, 2008, 2009 and 2010 is 25%.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. Income Taxes – continued

In September 2007, Jetcrown Industrial (Dongguan) Limited (“JIDL”) (a subsidiary of the Company) had revised its first and second tax exemption year from the calendar year ended December 31, 2004 and 2005 respectively, to the calendar years ended December 31, 2002 and 2003 respectively. The revision was upon a tax reassessment by the PRC tax authorities during the year ended March 31, 2007 regarding the commencement year of exemption and inter-company sales pricing issues. The tax rate applicable for JIDL for calendar years 2002 to 2006 was 24%. JIDL was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% exemption for each of the calendar years ended December 31, 2004, 2005 and 2006. An aggregate amount of $450 additional income tax provision, which comprised approximately $154, $92, $166 and $38 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007 respectively had been charged to the consolidation income statement for the year ended March 31, 2007. The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount as provided. The assessment and payment for calendar year 2006 were settled at $101 in January 2008. However, there can be no assurance that the PRC tax authorities will not, in the future, further challenge (i) the reported revenue of JIDL for periods starting from the calendar year ended 31 December 2006; and (ii) revenues reported by JIDL for value-added tax filing purpose. There can also be no assurance that similar reassessments will not be extended to other PRC subsidiaries of the Company. The above reassessments, if conducted in the future, may cause an adverse impact to the net operating results of the Company.

For the calendar year ended December 31, 2008, 2009 and 2010, the tax rate for JIDL is 25%.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company is subject to the applicable transfer pricing rules in PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 “Implementation Regulations of Special Tax Adjustments (Provisional)”(“Guo Shui Fa [2009] No.2”), which took effect beginning in calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external consultants have prepared transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) of DKHE and JIDL for the calendar years ended December 31, 2008 and 2009.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the Contemporaneous Documentations or a basis that they considered reasonable.

The amount of current tax represents the estimated deemed profit tax imposed on the Company by the PRC tax authorities for the calendar years ended December 31, 2008, 2009, 2010 and three months period ended March 31, 2011. The amounts have been estimated based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2011, there is no interest and penalties related to uncertain tax positions.

The provision for income taxes consists of the following:

	00000000000	00000000000	00000000000
	Year ended March 31,
	2009	2010	2011
Current tax
- China	$234	$380	$596
Deferred tax	(516)	310	(214)

	$(282)	$690	$382

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. Income Taxes – continued

A reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to income before income taxes and the actual provision for income taxes is as follows:

	0000000000	0000000000	0000000000
	Year ended March 31,
	2009	2010	2011

Provision for income taxes at statutory tax rate in China	$227	$547	$(1,933)
Effect of different tax rate in various jurisdictions	(1)	(210)	(1)
Effect of income for which no income tax is chargeable	(1,452)	(212)	(295)
Effect of expense for which no income tax is deductible	1,307	847	1,629
Net change in valuation allowances	(15)	(233)	700
Under (over) provision of income tax in previous years	(348)	(69)	282
Others	-	20	-

Effective tax	$(282)	$690	$382

The components of deferred income tax are as follows:

	0000000000	0000000000
	March 31,
	2010	2011

Deferred tax asset (liability) :
Net operating loss carry forwards	$704	$434
Provision of employee benefits	242	325
Depreciation and amortization	26	4
Impairment of property, plant and equipment	-	1,114
Revenue recognized for financial reporting purpose before being recognized for tax purpose	(1,285)	(1,258)
Others	43	22
Less: Valuation allowances	-	(700)

Net deferred tax liability	$(270)	$(59)

A significant portion of the deferred tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. The unused tax losses, amounted to $1,188 and $552, will be expired in calendar year ending 2012 and 2015 respectively.

10. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statements of operations were $317, $216 and $102 for the years ended March 31, 2009, 2010 and 2011, respectively.

At March 31, 2011, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2012	$14

Total minimum lease payments	$14

At March 31, 2011, the Company had capital commitments for purchase of furniture and fixtures totaling $2, which are expected to be disbursed during the year ending March 31, 2012. The Company had capital commitments for system upgrade project at March 31, 2011 totaling $83, which are expected to be disbursed by March 31, 2012. The Company also had capital commitments for leasehold improvements totaling $7, which are expected to be disbursed during the year ending March 31, 2012.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

11. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense of $697, $528 and $492 related to this plan, which is calculated at the range of 8% to 11% of the average monthly salary, was provided for the years ended March 31, 2009, 2010 and 2011, respectively.

12. Stock Option Plan

On March 15, 1995, the Company adopted 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company’s shareholders approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company’s Board of Directors, subject to shareholders’ approval, approved an increase of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on October 9, 2007. On August 13, 2010, the Company’s Board of Directors, subject to shareholders’ approval, approved an increase of 800,000 shares making a total of 2,600,000 shares of common stock available under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on September 16, 2010.

At March 31, 2011, options to purchase an aggregate of 4,269,000 common shares had been granted under the stock option plans. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. All the options expire 10 years from the date of grant and vest immediately or over a period of 1 to 10 years. A summary of the option activity (with weighted average prices per share) is as follows:

	Year ended March 31,
	2009		2010		2011

	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price

Outstanding at beginning of the year	1,119,000	$11.14	1,066,000	$9.19	690,500	$10.19
Granted during the year	190,000	1.34	233,000	2.09	-	-
Exercised during the year	-	-	(401,000)	1.75	(3,000)	2.09
Canceled or expired	(243,000)	12.03	(207,500)	12.27	-	-

Outstanding and exercisable at the end of the year	1,066,000	$9.19	690,500	$10.19	687,500	$10.23

Range of exercise price per share	$1.34 to $14.10		$1.34 to $14.10		$1.34 to $14.10

The weighted average fair value of options granted for the years ended March 31, 2009, 2010 and 2011 was $0.33, $0.54 and $nil per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2009, 2010 and 2011 was $nil, $940 and $4, respectively. At March 31, 2011, the aggregated intrinsic value of options outstanding and exercisable was $25.

There were 243,000, 207,500 and nil options canceled for the years ended March 31, 2009, 2010 and 2011. The weighted average remaining contractual life of the share options outstanding at March 31, 2011 was 4.39 years. At March 31, 2009, 2010 and 2011, there were 243,000, 217,500 and 1,017,500 options available for future grant under the plans respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

13. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2009, 2010 and 2011 are as follows:

	Percentage of net sales
	Year ended March 31,
	2009	2010	2011

N&J Company Limited	28.6%	19.2%	*
Digidesign, Inc.	12.7%	12.0%	*
VTech Telecommunications Limited	*	10.8%	14.6%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2010 and 2011, respectively, are as follows:

	Percentage of accounts
	receivable
	March 31,
	2010	2011

VTech Telecommunications Limited	15.3%	25.0%
Peavey Electronics Corp.	12.6%	*
Digidesign, Inc.	10.9%	*

*	Less than 10%

There were accounts receivable written off of $6, $7 and $7 during the years ended March 31, 2009, 2010 and 2011 respectively. There were provision for doubtful accounts of $275, $72 and $378 during the years ended March 31, 2009, 2010 and 2011 respectively. There were charge off of $nil, $199 and $2 during the years ended March 31, 2009, 2010 and 2011 respectively. At March 31, 2009, 2010 and 2011, allowances for doubtful accounts were $349, $223 and $599 respectively.

Country risk - The Company has significant investments in China. The operating results of the Company may be adversely affected by changes in the political and social conditions in China, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

14. Segment Information - Continued

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Year ended March 31,
	2009			2010			2011
	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)

Segment:
Injection molded plastic parts	$75,838	$2,437	$1,553	$48,177	$1,168	$3,734	$44,326	$1,553	$(6,662)
Electronic products	57,859	724	29	34,634	51	(1,048)	41,231	141	(625)
Metallic parts	1,202	-	(669)	36	14	(497)	165	6	(445)

Segment total	$134,899	$3,161	$913	$82,847	$1,233	$2,189	$85,722	$1,700	$(7,732)

Reconciliation to consolidated totals:
Sales eliminations	(3,161)	(3,161)	-	(1,233)	(1,233)	-	(1,700)	(1,700)	-

Consolidated totals:
Net sales	$131,738	$-		$81,614	$-		$84,022	$-

Income (loss) before income taxes			$913			$2,189			$(7,732)

	Year ended March 31,
	2009		2010		2011
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses

Segment:
Injection molded plastic parts	$215	$-	$166	$-	$112	$-
Electronic products	12	-	13	-	29	-
Metallic parts	-	-	-	-	-	-

Consolidated total	$227	$-	$179	$-	$141	$-

	Year ended March 31,
	2009			2010			2011
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization

Segment:
Injection molded plastic parts	$101,497	$6,648	$5,834	$105,084	$1,308	$5,838	$92,922	$714	$5,300
Electronic products	34,885	637	1,229	32,569	257	1,007	39,933	280	771
Metallic parts	1,067	117	201	739	41	166	(6,093)	40	126

Segment totals	$137,449	$7,402	$7,264	$138,392	$1,606	$7,011	$126,762	$1,034	$6,197
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	(359)	-	-	(4,773)	-	-	5	-	-
Goodwill allocated to electronic products segment	392	-	-	392	-	-	392	-	-

Consolidated totals	$137,482	$7,402	$7,264	$134,011	$1,606	$7,011	$127,159	$1,034	$6,197

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

14. Segment Information - Continued

The Company’s sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2009	2010	2011

Net sales
United States of America	$42,100	$36,144	$35,044
China	69,617	42,848	35,910
United Kingdom	13,925	1,278	7,580
Hong Kong	1,762	597	571
Europe	2,438	364	2,075
Others	1,896	383	2,842

Total net sales	$131,738	$81,614	$84,022

The location of the Company’s identifiable assets is as follows:

	March 31,
	2009	2010	2011

Hong Kong and Macao	$38,745	$52,457	$40,951
China	98,345	81,162	85,816

Total identifiable assets	$137,090	$133,619	$126,767
Goodwill	392	392	392

Total assets	$137,482	$134,011	$127,159

15. Subsequent events

On June 28, 2011, the Company declared a dividend of $810, or $0.05 per common share payable on July 28, 2011 to shareholders of record as of July 8, 2011.

16. Condensed financial information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $62,371 (equivalent to RMB 427 million) and $72,714 (equivalent to RMB 479 million) as of March 31, 2010 and 2011, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. Condensed financial information of Deswell Industries, Inc. - Continued

Balance sheets

	March 31,
	2010	2011

Assets

Current assets:
Cash and cash equivalents	$664	$324
Prepaid expenses and other current assets	28	76
Amounts due from subsidiaries	60,982	58,380

Total current assets	61,674	58,780
Investments in unconsolidated subsidiaries	59,362	53,313
Property, plant and equipment	212	274

Total assets	$121,248	$112,367

Liabilities and shareholders’ equity

Current liabilities:
Accrued expenses	$-	$200
Other liabilities	233	70
Dividend payable	-	810

Total current liabilities	233	1,080
Total shareholders’ equity	121,015	111,287

Total liabilities and shareholders’ equity	$121,248	$112,367

Statements of operations and comprehensive income (loss)

	Year ended March 31,
	2009	2010	2011

Equity in earnings (loss) of unconsolidated subsidiaries	$3,274	$3,335	$(6,049)
Operating expenses	2,078	1,836	2,066
Other income (expenses), net	(1)	-	1

Income (loss) before income taxes	1,195	1,499	(8,114)
Income taxes	-	-	-

Net income (loss)	1,195	1,499	(8,114)
Foreign currency translation adjustment	1,582	-	-

Comprehensive income (loss)	$2,777	$1,499	$(8,114)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. Condensed financial information of Deswell Industries, Inc. - Continued

	Statements of cash flows
	Year ended March 31,
	2009	2010	2011

Cash flows from operating activities
Net income (loss)	$1,195	$1,499	$(8,114)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in loss (profit) of subsidiaries	(3,274)	(3,335)	6,049
Depreciation	-	-	48
Stock-based compensation	62	125	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(205)	206	(48)
Amounts due from subsidiaries	938	2,709	2,602
Accrued expenses	9	(214)	200
Other liabilities	-	233	(163)

Net cash provided by (used in) operating activities	(1,275)	1,223	574

Cash flows from investing activities
Purchase of property, plant and equipment	-	(212)	(110)
Dividend received	5,140	-	-

Net cash provided by (used in) investing activities	5,140	(212)	(110)

Cash flows from financing activities
Dividends paid	(3,789)	(1,619)	(810)
Exercise of stock options	-	703	6

Net cash used in financing activities	(3,789)	(916)	(804)

Effect of exchange rate changes	180	-	-

Net increase (decrease) in cash and cash equivalents	256	95	(340)
Cash and cash equivalents, beginning of year	313	569	664

Cash and cash equivalents, end of year	$569	$664	$324

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. Condensed financial information of Deswell Industries, Inc. - Continued

a)	Basis of presentation

In Deswell Industries, Inc - only financial statements, Deswell Industries, Inc’s investments in subsidiaries are stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. Accordingly, such financial statements should be read in conjunction with the Company’s consolidated financial statements.

Deswell Industries, Inc records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures”. Such investment is presented on the balance sheet as “Investments in unconsolidated subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in earnings (loss) of unconsolidated subsidiaries”, on the statements of operations.

The subsidiaries paid dividends of $5,140, $nil and $nil to Deswell Industries, Inc for the years ended March 2009, 2010 and 2011.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)	Related party transactions

For the years ended March 31, 2009, 2010 and 2011, related party transactions mainly composed of $120, $120 and $120, paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007 and 30th March, 2010)
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005 and August 17, 2007) (incorporated by reference to Exhibit A to the Company’s Proxy Statement filed with the Securities and Exchange Commission on Form 6-K on September 11, 2007).
4.3	Sale and Purchase Agreement dated as of August 5, 2009 by and between Jetcrown Industrial (Shenzhen) Co., Ltd., as assignor, and an unrelated third party as assignee, to sell real property in Shekou, Shenzhen, China that was formerly used for Deswell's plastic injection molding operations for RMB 50,000,000 (approximately $7.3 million, based on an exchange rate of 1:6.8309 on August 5, 2009 as reported on http://forex-history.net)* (incorporated by reference to Exhibit 4.3 of Deswell’s Annual Report on Form 20-F for the year ended March 31, 2009 filed with the SEC on August 11, 2009)
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 21 of this report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
14.1	Consent of BDO Limited to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

*The agreement is written in Chinese and an English Summary is included in accordance with Form 20-F Instructions to Exhibits and Rule 12b-12 (d) under the Exchange Act).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

By: /s/ Franki S. F. Tse
Franki S. F. Tse,
Chief Executive Officer

Date: August 2, 2011