Form 20-F
period 2013-03-31
DESWELL INDUSTRIES INC
filed 2013-07-16
CIK 946936

OMB APPROVAL
OMB Number: 3235-0288 Expires: April 30, 2015 Estimated average burden hours per response. 2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________ to _________

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

As of March 31, 2013, there were 16,387,648 common shares of the registrant outstanding.

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

2

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

Except where the context otherwise requires and for purposes of this Annual Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;
•	“shares” refer to our common shares, no par value;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
•	all references to:
o	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;
o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;
o	“MOP$” are to the legal currency of Macao;
o	“U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States; and
o	“fiscal year,” e.g., “fiscal 2013,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2013, and the Balance Sheet data as of March 31, 2012 and 2013 are derived from our audited Consolidated Financial Statements included in this Report. The selected Operations Data for the years ended March 31, 2009 and 2010, and the Balance Sheet data as of March 31, 2009, 2010, and 2011 are derived from our audited Consolidated Financial Statements, which are not included in this Report.

3

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2009	2010	2011		2012	2013
Net sales	$131,738	$81,614	$84,022		$64,783	$54,074
Cost of sales	111,570	68,958	74,474		55,318	47,264
Gross profit	20,168	12,656	9,548		9,465	6,810
Selling, general and administrative expenses	19,291	15,505	13,941		12,273	10,803
Other income (expenses), net	(132)	4,594	(4,435	)(2)	639	274
Operating income (loss)	745	1,745	(8,828	)(2)	(2,169)	(3,719)
Non-operating income, net	168	444	1,096		1,190	2,056
Income (loss) before income taxes	913	2,189	(7,732)		(979)	(1,663)
Income taxes	(282)	690	382		482	328
Net income (loss) attributable to Deswell Industries, Inc.	1,195	1,499	(8,114)		(1,461)	(1,991)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(3)	-	-	-		(746)	718
Total comprehensive income (loss) attributable
to Deswell Industries, Inc.	$1,195	$1,499	$(8,114)		$(2,207)	$(1,273)
Net income (loss) per share attributable
to Deswell Industries, Inc.(3):
Basic:
Net income (loss) per share(4)	$0.08	$0.09	$(0.50)		$(0.09)	$(0.12)
Weighted average common shares outstanding(4)
(shares in thousands)	15,791	15,965	16,193		16,197	16,468
Diluted:
Net income (loss) per share(4)	$0.08	$0.09	$(0.50)		$(0.09)	$(0.12)
Weighted average common and potential common shares
outstanding(4) (shares in thousands)	15,805	16,039	16,193		16,197	16,560
Statistical Data:
Gross margin	15.3%	15.5%	11.4%		14.6%	12.6%
Operating margin	0.6%	2.1%	-10.5%		-3.3%	-6.9%
Dividends per share	$0.24	$0.10	$0.10		$0.12	$0.30

Balance Sheet Data:	At March 31,
	2009	2010	2011		2012	2013
Working capital	$52,605	$59,848	$59,689		$60,933	$58,298
Total assets	137,482	134,011	127,159		121,959	112,565
Long-term debt, less current portion	-	-	-		-	-
Total debt	-	-	-		-	-
Shareholders’ equity	120,307	121,015	111,287		107,689	101,576

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	Other expenses, net and operating loss for the year ended March 31, 2011 included a non-cash impairment charge to property, plant and equipment used in the Company’s plastic segment of $4,474,000. See Notes 2 and 7 of Notes to Consolidated Financial Statements included later in this report.
(3)	See Note 4 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the years ended March 31, 2012 and 2013.
(4)	Basic earnings (loss) per share excludes dilution from potential common shares and is computed by dividing income (loss) attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution from potential common shares.
4

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

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2013, we had two major customers, each accounting for more than 10% of our net sales and together for 24.1% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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
5

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2013 under U.S. income tax laws and may be a PFIC for years after fiscal 2013. If we were a PFIC in fiscal 2013, or are a PFIC in later years, US investors could suffer adverse US federal income tax consequences in such years.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets, including goodwill. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”). Cash and cash equivalents, even if they are part of the working capital of a company, constitute "passive" assets for the purposes of the PFIC asset test.

We believe that we were a PFIC for our year ended on March 31, 2013 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax – Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 52 of this Report.

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

The consumer price index (CPI), a major gauge of China's inflation, increased 1.90 % in January 2013 from levels in January 2012. Historically, from 1986 until 2013, China’s inflation rate has averaged 5.86% and China has set its inflation target for 2013 at 3.5%, higher than the actual inflation rate for 2012 of 2.6%. The central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy's reliance on exports.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% May 2010 and another 20% in March 2011. Effective May 1, 2013, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were jumped by an average of 19.1%.

According to government regulations, minimum wages across various regions are required to be raised at least once every two years. From 2008 to 2012, minimum wage levels across the country have registered an average 12.6 percent annual growth rate. Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. Continuing material increases in our cost of labor will continue to increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and financial results would suffer.

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

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The midpoint exchange rates between Hong Kong dollars and the U.S. dollar were approximately 7.789, 7.764 and 7.763 at March 31, 2011, 2012 and 2013, respectively, as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2013.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2006 to March 31, 2013
8.500
8.000
7.500
7.000
6.500
6.000
5.500
RMB to US $1.00
8.025
7.731
7.012
6.836
6.826
6.560
6.319
6.274
2006
2007
2008
2009
2010
2011
2012
2013
At year ended March 31,

(1)	RMB (yuan) to US dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Approximately 47.0%, 49.0% and 33.0% of our total costs and expenses were in RMB during the years ended March 31, 2011, 2012 and 2013, respectively.

The PRC government may adopt an even more flexible currency policy, which, if adopted, could result in appreciation of the exchange rate of the RMB to the U.S. dollar beyond the appreciation experienced under China’s current system.

If the RMB continues its appreciation to the U.S. dollar under China’s currency exchange system, our operating costs will continue to increase, and if China adopts a different or more flexible system of currency exchange resulting in greater appreciation of the RMB to the U.S. dollar, our operating costs could increase even more. In either event, such appreciation would adversely affect our financial results in a manner similar to the effects we have suffered, and may in the future suffer, as a consequence of our increasing labor costs.

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

At March 31, 2013, we had cash on hand of $32.0 million and time deposits maturing over three months of $8.7 million, which were invested in short-term interest bearing investments at banks or other financial institutions. Of that amount, approximately $16.8 million was held in banks and other financial institutions in Hong Kong, $3.8 million in Macao and $11.4 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately US$64,500 based on the midpoint exchange rate for June 30, 2013 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately US$62,000 based on the midpoint exchange rate for June 30, 2013 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. However, we are not aware of the amount or limit of deposit protection that may be provided by the PRC government. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

We compete with a number of different companies in producing of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with Asian-based manufacturers and/or suppliers of injection-molded plastic parts and components, major global electronic manufacturing services, or EMS, providers, other smaller EMS companies that have a regional or product-specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers which compete in our end markets. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

Uncertainty and adverse changes in the economy and financial markets may also increase the competitive environment in our market segments which could also impact our operating results. In addition, the EMS industry is currently experiencing excess manufacturing capacity and has seen increased competition. To stay competitive, we have had retired some old machines and reinvested in some state of the art ones in order to best achieve high efficiency, precision and quality.

Nonetheless, the above factors have exerted and will continue to exert additional pressures on pricing for injection-molded plastic parts and components and for our electronic manufacturing services, thereby increasing the competitive pressures in our market segments generally. We may not be able to compete successfully against our current and future competitors, and the competitive pressures we face may have a material adverse effect on us.

We have no long-term contracts to obtain plastic resins and our profit margins and operating results could suffer from an increase in resin prices.

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2011, 2012 and 2013:

40%
35%
30%
25%
20%
15%
10%
5%
0%
35%
17%
30%
12%
25%
12%
2011
2012
2013
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

We conduct most of the manufacturing of electronic products for our customers on a “turnkey” basis, where we mainly take care of materials procurement, as well as product design and development for customers’ selection and collaboration. Turnkey manufacturing involves greater resource investment and inventory risk management than consignment manufacturing, where the customer provides the components and materials needed to manufacture the products it orders. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have an adverse impact on our business, financial condition and results of operations. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. An excess of components and materials would increase our costs of maintaining inventory and may increase the risk of inventory obsolescence and impairment charges, which may increase expenses and decrease operating margins and otherwise harm our operating results.

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2013, we maintained fire, casualty and theft insurance aggregating approximately $80.7 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2013, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

Prior to the unified enterprise income tax ("EIT") law, which became effective in China on January 1, 2008, PRC-organized companies were exempt from withholding taxes with respect to earnings distributions, or dividends, paid to shareholders of PRC companies outside the PRC, such as the case when our PRC subsidiaries distributed portions of their earnings to our offshore subsidiaries. However, under the new EIT Law, dividends payable to foreign investors which are derived from sources within the PRC are subject to income tax at the rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries which have a tax treaty agreement with PRC and the rate agreed by both parties will be applied. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises have been reduced. Since we derive the funds distributed to shareholders from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.

Under China’s EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

Under the PRC's EIT Law, an enterprise established outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and is subject to the 25% enterprise income tax rate on its worldwide income. The EIT Law and its implementing rules are relatively new, and currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine the tax residency of enterprises established outside of China.

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in British Virgin Islands and our ownership of companies inside and outside of China, is set forth on page 21 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the “resident enterprise” classification, the EIT Law may change in the future, possibly with retroactive effect. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

Transactions between our subsidiaries may be subject to scrutiny by the PRC tax authorities. A finding that any of our China subsidiaries owe additional taxes, late payment interest or other penalties could adversely affect our operating results materially.

The PRC's EIT Law emphasizes the requirement of an arm’s-length basis for transfer pricing transactions between related parties. It requires enterprises with transactions between related parties, such as transactions between our subsidiaries located inside and outside of China, to prepare transfer pricing documentation that includes the basis for determining pricing, the computation methodology and detailed explanations. We could face material and adverse consequences if the PRC tax authorities determine that transactions between our subsidiaries do not represent arm’s-length pricing and are thereby deemed tax avoidance, or determine that related documentation does not meet the requirements of the EIT Law. Such determinations could result in increased tax liabilities of the affected subsidiaries and potentially subject them to late payment interest and other penalties.

Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for significant amounts of our global sales, The United States was our number two market in our years ended March 31, 2011 and 2013 and our number one market in our year ended March 31, 2012. See Item 4 “INFORMATION ON THE COMPANY – Customers and Marketing” on page 28 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area.

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

In June 2007, the National People's Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer's rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. In response to prevailing business conditions, we reduced our workforce by 930, 650 and 248 during the years ended March 31, 2011, 2012 and 2013, respectively.

We may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers' ability to compete and succeed in their markets, which, apparently has been, and could continue to be, affected directly by prevailing global economic conditions. The majority of our customers' products are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. In many instances, our customers have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during recent years.

We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky.

Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices remain common in China. For example, in fiscal 2006, we recorded a provision of approximately $1 million for doubtful sales transactions, consisting of orders primarily from three customers for products of the metallic parts division of our electronic & metallic parts business segment that had been shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment. Documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company's metallic parts division who, with the assistance of a former Production and Materials Control Supervisor in that division had concealed such documentation. We could suffer additional losses from similar or other fraudulent practices if we are not successful in implementing and maintaining preventative measures.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, Macao, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2013, approximately 66.3% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2013, our balance sheet included approximately $42.7 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions on our business in recent periods, forecasting future business remains difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. For example, because of the impact during fiscal 2011 on our injection molded plastics business of the world-wide economic slowdown prevailing in that period, we recorded non-cash impairment charges to property, plant and equipment used in that segment of $4.5 million, more than doubling the total operating loss we would have otherwise reported for the year ended March 31, 2011. Although we took no impairment charges during the year ended March 31, 2012, we recorded an impairment charge of $197,000 on property, plant and equipment used in our plastic manufacturing operations for the year ended March 31, 2013. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

On June 30, 2013, members of our senior management and Board of Directors as a group beneficially owned approximately 23.0% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

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
18

trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and
•	Regulation FD, the SEC’s rules regulating disclosure of information by publicly traded companies and other issuers and requiring that when an issuer discloses material nonpublic information to certain individuals or entities such as stock analysts, or holders of the issuer's securities who may trade on the basis of the information, the issuer must make public disclosure of that information.

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

We were reincorporated in December 1993 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (“the IBCA Act”). Effective on January 1, 2007, the British Virgin Islands repealed the IBCA Act, and simultaneously with such repeal, we were automatically re-registered under the BVI’s corporate law replacing the IBCA Act, the BVI Business Companies Act, 2004

The Company’s registered agent in the British Virgin Islands is Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 2832-2096 and its facsimile number is (853) 2832-3265. Our principal manufacturing facilities and operations are currently based in Dongguan, Guangdong, China.

Important Events in Deswell’s Development that Have Occurred since April 1, 2012

In March 2012, the Company announced that its board of directors had unanimously approved, a share repurchase program authorizing Deswell’s management to purchase up to $4 million of Deswell’s outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. During the year ended March 31, 2013, Deswell purchased an aggregate of 414,162 of its common shares at a total cost of $1,102,000, or an average of $2.66 per share. No assurance can be given that any particular number or dollar amount of common shares will be repurchased after March 31, 2013. For information regarding share repurchases Deswell made during each month of fiscal 2013, see Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS on page 60 of this Report.

[Continued on Page 21]

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2013.

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
(A Macao incorporated company)
100%
Shenzhen Kwan Wing Trading (Company) Ltd.
(A limited liability China Foreign Operation)

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2013 included the following (dollar amounts in thousands):

	Year ended March 31,
	2011	2012	2013
Purchase of property, plant and equipment	$1,034	$282	$951
Proceeds from the sale of property, plant and
equipment, net of transaction costs	87	314	96

Our major capital expenditures in fiscal 2013 included:

•	$600,000 for plant and machinery for plastic and electronic products;
•	$280,000 for leasehold improvements; and
•	$70,000 for motor vehicles.

Our major capital expenditures in fiscal 2012 included:

•	$50,000 for plant and machinery for plastic and electronic products;
•	$140,000 for furniture, fixtures and equipment; and
•	$90,000 for leasehold improvements.

Our major capital expenditures in fiscal 2011 included:

•	$600,000 for plant and machinery for plastic and electronic products;
•	$300,000 for furniture, fixtures and equipment; and
•	$100,000 for leasehold improvements.

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

The current plant facility has reached its full capacity and management believes that it is sufficient for the Company’s existing requirements. Thus, the Company has postponed Phase IV of construction, consisting of previously planned additions of two dormitory units and two other buildings. We may choose to inaugurate this last phase of construction if additional production capacity is required in the future.

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
22

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 50.9%, 43.7% and 49.4% of the Company’s total sales during the years ended March 31, 2011, 2012 and 2013, respectively. At March 31, 2013, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 110 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2013, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

Molds produced by the Company generally weigh from 110 to 30,000 pounds and generally cost between $2,000 and $200,000.

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

During the year ended March 31, 2013, the Company made an aggregate of approximately 300 molds. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2013, the Company had approximately 360 injection molding machines, ranging from 30 to 2,000 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2013 the Company did not acquire any new nor dispose of any old injection molding machines. However, the Company had placed an order of 8 new injection molding machines in fiscal 2013. These machines have been placed in operations as of June 30, 2013.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2013 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2011, 2012 and 2013, manufacturing of electronic products accounted for approximately, 49.1%, 54.5% and 49.4%, respectively, of the Company’s total sales.

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

Metal Parts Manufacturing

In an aggregate of approximately 111,000 square feet of factory space at March 31, 2013 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. The Company’s metal molds and metal parts (products) manufacturing accounted for approximately 1.7% and 1.2% of Deswell’s total sales during the year ended March 31,2012 and 2013, respectively, and less than one percent of the Company’s total sales for fiscal year 2011.

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

Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2011, 2012 and 2013.

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

In July 2006, Deswell obtained ISO/TS 16949 Certification for plastic injection manufacturing plant. SO/TS 16949 is an ISO Technical Specification aligning existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2000, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications.

Raw Materials, Component Parts and Suppliers

Plastic Resins

The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene). The chart shows Deswell’s average cost of ABS as a percentage of the total cost of plastic products sold and as a percentage of total cost of goods sold during its last three fiscal years.

Because plastic resins are commodity products, the Company has no long-term supply agreements for plastic resins. The Company selects its suppliers based on price, lead time, the brand name or those that are appointed by its customers. Most of its plastic resins are obtained from suppliers in the United States, Malaysia, Singapore, Taiwan, Japan and Hong Kong and the remaining from suppliers in Mainland China. Deswell and normally maintains a two to three month inventory supply.

The Company used in excess of 4,358,000 pounds of plastic resins during the year ended March 31, 2013. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

Raw Metal

The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2011, 2012 and 2013. Typically, the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2011, 2012 and 2013. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2011, 2012 and 2013:

	Year ended March 31,
Geographical Area	2011	2012	2013
China	42.7%	34.0%	41.6%
United States	41.7	40.7	31.7
Europe	2.5	3.5	10.2
Hong Kong	0.7	0.4	7.1
United Kingdom	9.0	11.7	3.5
Others	3.4	9.7	5.9
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 41.6% of our total net sales for the year ended March 31, 2013 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2011, 2012 and 2013:

	Year ended March 31,
	2011	2012	2013
VTech Telecommunications Ltd.	14.6%	12.6%	13.0%
Lenbrook Industries Ltd.	*	*	11.1

*	Less than 10% in the year indicated.

If the Company’s major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to replace the customer or order with one or more of comparable size.

The Company’s sales are based on purchase orders and there are no long-term contracts with any of Deswell’s customers. The percentage of sales to the Company’s customers has fluctuated in the past and may fluctuate in future. Substantial decreases in sales to, or the loss of major customers, have adversely impacted Deswell’s sales and financial performance.

Present or future customers could cease to use Deswell as the source of the injection-molded plastic parts and components it manufactures for electronic manufacturing services of electrical products and subassemblies or for metallic molds and accessories or significantly change, reduce or delay the amount of products and services ordered. The Company’s sales will continue to decline and its financial results will suffer further if orders from its largest customers, or orders from other substantial customers, cease or are significantly reduced unless Deswell can increase sales from other existing customers or add sales from new customers.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2013 constructed approximately

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

The Company owns 12 apartment units located near its plastic manufacturing factories that are used for housing senior management. At March 31, 2013, the Company leased one dormitory for factory staff near its plastics manufacturing factories in Dongguan. The dormitory is leased for a period of six months expiring in October 2013 . The aggregate monthly rental is approximately $400.

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

At March 31, 2013, the Company leased approximately 69,400 square feet of manufacturing space in Chang An, Dongguan, China for its contract metal manufacturing operations. These premises are leased from a third party and the lease expires in May 2015 . The aggregate monthly rental is approximately $10,000.

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

PRC Income Taxes

Under PRC tax law in effect before January 1, 2008, we were afforded a number of tax concessions by, and tax refunds from, China’s tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our PRC manufacturing operations. However, on March 16, 2007, the Chinese government enacted a new unified enterprise income tax law which became effective on January 1, 2008. Under the new income tax law most domestic enterprises and foreign invested enterprises, like Deswell, would be subject to a single PRC enterprise income tax rate and gradually transfer to the new tax rate of 25% within five years of the effective date. Following the implementation of the Enterprise Income Tax Law the State Council announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the enterprise income tax rate for tax year 2012 (and thereafter) is 25%.

Accordingly, with the enactment of new PRC Enterprise Tax effective January 1, 2008, the benefits the Company previously enjoyed, such as receiving tax refunds as a result of its reinvestment of profits in certain of its subsidiaries in China and favorable concession rates, are no longer available.

The Company is subject to the applicable transfer pricing rules in PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 “Implementation Regulations of Special Tax Adjustments (Provisional)”(“Guo Shui Fa [2009] No.2”), which took effect at the beginning of calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external parties have prepared transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) of its subsidiaries in PRC for the calendar year ended December 31, 2009, 2010 and 2011.

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

As so combined, we refer to them as the “electronic & metallic segment.” The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2013.

	Year ended March 31, 2011			Year ended March 31, 2012			Year ended March 31, 2013
	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	86.4	91.0	88.6	81.7	88.3	85.4	85.9	88.8	87.4
Gross profit	13.6	9.0	11.4	18.3	11.7	14.6	14.1	11.2	12.6
Selling, general and
administrative expenses	21.0	12.0	16.6	26.8	12.8	18.9	27.0	13.2	20.0
Other income (expenses), net	(10.5)	0.1	(5.3)	1.9	0.3	1.0	(0.5)	1.5	0.5
Operating loss	(17.9)	(2.9)	(10.5)	(6.6)	(0.8)	(3.3)	(13.4)	(0.5)	(6.9)
Non-operating
income, net	2.3	0.3	1.3	3.0	0.9	1.8	6.7	1.0	3.8
Income (loss) before
income taxes	(15.6)	(2.6)	(9.2)	(3.6)	0.1	(1.5)	(6.7)	0.5	(3.1)
Income taxes	0.7	0.2	0.5	1.2	0.4	0.7	0.8	0.4	0.6
Net income (loss)	(16.3)%	(2.8)%	(9.7)%	(4.8)%	(0.3)%	(2.2)%	(7.5)%	0.1%	(3.7)%

Year ended March 31, 2013 (Fiscal 2013) Compared to Year Ended March 31, 2012 (Fiscal 2012)

Net sales - The Company's net sales for the year ended March 31, 2013 were $54,074,000, a decrease of $10,709,000, or 16.5%, as compared to fiscal 2012. The decrease was related to decreases in sales revenue of $1,614,000, or 5.7%, at our plastic segment, and $9,095,000, or 25.0%, from our electronic & metallic segment, as compared with respective net sales from these segments in fiscal 2012. The decrease in sales revenues was mainly attributed to a decrease in customer orders, evidently indicating that our customers in the United States are still feeling  the effects of the economic downtown and are recovering more slowly than the markets there generally.

The decrease in sales revenues at the plastic segment was mainly attributed to a reduction in total orders of $5,396,000, offsetting an increase of $3,783,000 in orders from existing customers.   The decrease in orders are mainly attributed by plastic sales for telephone and office equipment, representing 18.1% and 40.7% , respectively, of the decrease in total sales in fiscal 2013, as compared to fiscal 2012.

The sales revenues decrease in the electronic & metallic segment primarily resulted from a decrease of $9,364,000  in orders for professional audio instrument products from existing customers, offsetting an increase of $269,000  in orders for home entertainment products from other existing customers.

In fiscal 2013, Lenbrook Industries, Ltd. became our second largest customer, accounting for 11.1% of total net sales. Lenbrook has been a long-time customer, but for the first time in fiscal 2013 accounted for more than 10% of our net sales, increasing their orders to us by more than two fold since fiscal 2011. This increase was the first tangible evidence that management’s ongoing effort to focus on existing significant customers in order to convert them into major customers is gaining momentum. For a discussion of Deswell’s historical dependence on a few major customers, see the Risk Factor entitled “We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.” in Item 3. KEY INFORMATION.

Gross profit - Gross profit for the year ended March 31, 2013 was $6,810,000, representing a gross profit margin of 12.6%. This compared with an overall gross profit and gross profit margin of $9,465,000 and 14.6%, respectively, for the year ended March 31, 2012.

Gross profit in the plastic segment decreased by $1,417,000, to $3,772,000, or to 14.1% of net sales from that segment, for the year ended March 31, 2013, as compared to $5,189,000, or 18.3%, of comparable net sales for fiscal 2012. The decrease in gross margin for the plastic segment was principally due to increase  in labor cost as a result of increase in overtime allowances, when compared with fiscal 2012. Gross profit in the electronic & metallic segment decreased by $1,238,000, to $3,038,000, or 11.1% of net sales from that segment, for the year ended March 31, 2013, as compared to $4,276,000, or 11.7%, of comparable net sales for fiscal 2012. The decrease in gross margin was mainly attributed to higher labor costs resulting from increases in overtime allowances and factory overheads, as compared with fiscal 2012.

Selling, general and administrative expenses – SG&A expenses for the year ended March 31, 2013 were $10,803,000, or 20.0% of total net sales, as compared to $12,273,000, or 18.9% of total net sales for the year ended March 31, 2012. In absolute dollars, SG&A expenses decreased by $1,470,000, or 12.0%, in fiscal 2012, as compared to those expenses in fiscal 2012, but accounted for a greater percentage of sales in fiscal 2013 because of the overall decrease in total revenues from levels in fiscal 2012.

SG&A expenses in the plastic segment decreased by $377,000, to $7,204,000, compared to $7,581,000 for fiscal 2012. The decrease was primarily related to decreases of $384,000 in stock compensation cost and $138,000 in outsourced services, offsetting an increase of $345,000 in staff costs and welfare expenses as compared to fiscal 2012.

SG&A expenses in the electronic & metallic segment decreased by $1,093,000, to $3,599,000, or 13.2% of net sales from that segment, for the year ended March 31, 2013, compared to $4,692,000, or 12.9% of net sales in the same segment, for the fiscal 2012. The savings in fiscal 2013 were primarily related to decreases of $126,000 in selling expense and $644,000 in staff costs and welfare expenses, $165,000 in stock-based compensation expense, $42,000 in travelling expense and $38,000 in legal and professional fees, as compared with the fiscal 2012.

Other income (expenses), net - Other income was $274,000 for the year ended March 31, 2013, as compared to other income of $639,000 in the fiscal 2012.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2013 was $140,000, as compared to other income of $528,000 for fiscal 2012. Other income was mainly due to an exchange gain of $75,000 but offset by a charge of $197,000 for impairment of property, plant and equipment during the year ended March 31, 2013, as compared to an exchange gain of $309,000 and a gain of $132,000 from sales of scrap materials during fiscal 2012.

Other income attributable to the electronic & metallic segment for the year ended March 31, 2013 was $414,000, as compared with other income of $111,000 for fiscal 2012. The higher other income in fiscal 2013 was principally due to increase of other income from reversals of provisions of $113,000 for local government taxes and other receivables, and of $209,000 for write-off of long term accounts payables and other payables, gain of $200,000 from material sales and disposal of fixed assets, offsetting a provision of $214,000 for doubtful receivables, as compared with fiscal 2012.

Operating loss - Operating loss was $3,719,000 for the year ended March 31, 2013, which compares to an operating loss of $2,169,000 for fiscal 2012.

On a segment basis, the operating loss of the plastic segment was $3,572,000, or negative 13.4% of net sales from that segment, in the year ended March 31, 2013, as compared to an operating loss of $1,864,000, or negative 6.6% of net sales in the same segment, in fiscal 2012. The increase in operating loss in the plastic segment during fiscal 2012 primarily due to decrease in gross margin as well as increase in other expense as described above.

The electronic & metallic segment reported an operating loss of $147,000, or negative 0.5% of net sales from that segment, in the year ended March 31, 2013, compared to an operating loss of $305,000, or a negative 0.8% of net sales from the same segment, in fiscal 2012. The decrease in operating loss was mainly because of the segment’s increase in other income, as described above.

Non-operating income – Non-operating income for the year ended March 31, 2013 increased by $866,000, to $2,056,000, as compared with $1,190,000 of non-operating income during fiscal 2012. This was mainly attributable to increases $202,000 of income from securities investments, $100,000 of interest income, $180,000 from unrealized gain on revaluation of marketable securities and $440,000 from realized gain from sale of marketable securities, as compared with fiscal 2012.

Income taxes – Income taxes for the year ended March 31, 2013 were comprised of income tax expense of $150,000 and a deferred tax provision of $178,000, as compared to the income tax expense of $307,000 and a deferred tax provision of $175,000 in fiscal 2012.

On a segment basis, there was an income tax expense of $44,000 and a deferred tax provision of $181,000 in the plastic segment for the year ended March 31, 2013, as compared to an income tax expense of $134,000 and a deferred tax provision of $204,000 for the prior fiscal year. The income tax of the electronic & metallic segment was comprised of an income tax expense of $106,000 and a deferred tax benefit of $3,000 for the year ended March 31, 2013, as compared to an income tax expense of $173,000 and a deferred tax benefit of $29,000 for fiscal 2012.

Net loss – The Company had a net loss of $1,991,000, or a negative 3.7% of net sales, for the year ended March 31, 2013, as compared to net loss of $1,461,000, or a negative 2.3% of net sales, for the year ended March 31, 2012. The increase in net loss was mainly due to the decreases in gross margin and other income as discussed above.

Net loss for the plastic segment for the year ended March 31, 2013 totaled $2,011,000, as compared to a net loss of $1,345,000 for fiscal 2012. Increase in net loss the plastic segment resulted primarily from the decrease in gross margin, and because of other expense of $140,000 incurred in fiscal 2013 versus other income of $528,000 incurred in fiscal 2012, as described above.

Net income for the electronic & metallic segment for the year ended March 31, 2013 was $20,000, compared to a net loss of $116,000 for the prior fiscal year.  The improvement in net income of the electronic and metallic segment was mainly from the increase in other income during fiscal 2013, as described above.

Year ended March 31, 2012 (Fiscal 2012) Compared to Year Ended March 31, 2011 (Fiscal 2011)

Net sales - The Company's net sales for the year ended March 31, 2012 were $64,783,000, a decrease of $19,239,000, or 22.9%, as compared to fiscal 2011. The decrease was related to decreases in sales revenue of $14,433,000, or 33.7%, at our plastic segment, and $4,806,000, or 11.7%, from our electronic & metallic segment, as compared with respective net sales from these segments in fiscal 2011. The decrease in sales revenues was mainly attributed to a decrease in customer orders in response to the slow global economic recovery and potential economic recessions in the European countries.

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

SG&A expenses in the electronic & metallic segment decreased by $269,000, to $4,692,000, or 12.9% of net sales from that segment, for the year ended March 31, 2012, compared to $4,961,000, or 12.1% of net sales in the same segment, for the fiscal 2011. The savings in fiscal 2012 were primarily related to decreases of $82,000 in selling expense and $163,000 in staff costs and welfare expenses, offsetting increases of $165,000 in stock-based compensation expenses and $155,000 in local government taxes and subsidies, as compared with the fiscal 2011.

Other income (expenses), net - Other income was $639,000 for the year ended March 31, 2012, as compared to other expenses of $4,435,000 in the fiscal 2011.

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

Non-operating income – Non-operating income for the year ended March 31, 2012 increased by $94,000, to $1,190,000, as compared with $1,096,000 of non-operating income during fiscal 2011. This was mainly attributable to $509,000 of income from securities investments, $261,000 of interest income and $133,000 in other non-operating income, offsetting a decrease of $831,000 in realized gain from the sale of marketable securities, as compared with fiscal 2011. See Note 3 of Notes to Consolidated Financial Statements.

Income taxes – Income taxes for the year ended March 31, 2012 were comprised of income tax expense of $307,000 and a deferred tax provision of $175,000, as compared to the income tax expense of $596,000 and a deferred tax benefit of $214,000 in fiscal 2011.

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

Net loss – The Company had a net loss of $1,461,000, or a negative 2.3% of net sales, for the year ended March 31, 2012, as compared to net loss of $8,114,000, or a negative 9.7% of net sales, for the year ended March 31, 2011. The improvement in fiscal 2012 primarily resulted because the Company did not incur charges for impairment of property, plant and equipment as it did in fiscal 2011 and because of other income of $639,000 reported in fiscal 2012 versus other expenses of $4,435,000 reported in fiscal 2011, as discussed above.

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

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the three years in the period ended March 31, 2013 (in thousands):

	Year ended March 31,
	2011				2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$20,486	$24,023	$23,534	$15,978	$18,324	$18,020	$16,241	$12,198	$14,488	$16,303	$13,766	$9,517
Gross profit	901	2,894	3,314	2,440	3,161	2,528	2,367	1,409	2,238	2,625	1,616	331
Operating
income (loss)	(2,678)	(1,714)	(4,031)	(405)	114	(225)	(406)	(1,652)	(319)	(75)	(657)	(2,668)
Net income (loss)	(2,279)	(1,597)	(3,585)	(653)	75	(914)	91	(713)	40	189	(221)	(1,999)

The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2013 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
Net sales	$20,486	$18,324	$14,488	$24,023	$18,020	$16,303	$23,534	$16,241	$13,766	$15,978	$12,198	$9,517
Gross profit	901	3,161	2,238	2,894	2,528	2,625	3,314	2,367	1,616	2,440	1,409	331
Operating
income (loss)	(2,678)	114	(319)	(1,714)	(225)	(75)	(4,031)	(406)	(657)	(405)	(1,652)	(2,668)
Net income (loss)	(2,279)	75	40	(1,597)	(914)	189	(3,585)	91	(221)	(653)	(713)	(1,999)

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2013, the Company has not experience any other significant seasonal fluctuations.

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, in addition to the appreciation of the RMB to the US dollar, inflation in China has recently affected the Company significantly.

The consumer price index (CPI), a major gauge of China's inflation, increased 1.90% in January 2013 from levels in January 2012. Historically, from 1986 until 2013, China’s inflation rate has averaged 5.86% and China has set its inflation target for 2013 at 3.5%, higher than the actual inflation rate for 2012 of 2.6%. The central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy's reliance on exports.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2010 and another 20% in March 2011. Effective May 1, 2013, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are  located, were jumped by an average of 19.1%.

According to government regulations, minimum wages across various regions are required to be raised at least once every two years. From 2008 to 2012, minimum wage levels across the country have registered an average 12.6 percent annual growth rate. Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. Continuing material increases in our cost of labor will continue to increase the Company’s operating costs and will adversely affect Deswell’s financial results unless it passes on such increases to customers by increasing the prices of products and services. The effect of increases in the prices of products and services would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those Deswell offers in lower-cost regions of the world. If the Company does not increase prices to pass on the effect of increases in labor costs, Deswell’s margins and profitability would suffer.

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

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The midpoint exchange rates between Hong Kong dollars and the U.S. dollar were approximately 7.789, 7.764 and 7.764 at March 31, 2011, 2012 and 2013, respectively, as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2013.

(1)	RMB (yuan) to US dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2011, 2012 and 2013 and at March 31, 2013, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2013, net cash provided by operations totaled $8,410,000, including a net loss of $1,991,000, depreciation and amortization expenses of $4,219,000. Accounts receivable decreased by $3,971,000 as compared to balances at March 31, 2012, primarily as a result of lower sales revenues generated during the fiscal year. Inventories decreased by $4,366,000 over levels at March 31, 2012, primarily because of relatively lower demand for raw materials purchase resulting from reduced sales orders during the fiscal year. Accounts payable decreased by $2,597,000 over levels at March 31, 2012, primarily because of the decrease in materials purchases. For the year ended March 31, 2012, net cash provided by operations totaled $11,149,000, including a net loss of $1,461,000 and depreciation and amortization expenses of $4,920,000.

Net cash used in investing activities amounted to $4,289,000 for the year ended March 31, 2013, while net cash used in investing activities in fiscal 2012 amounted to $11,285,000. Capital expenditures during these periods totaled $951,000 and $282,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2013, we acquired marketable securities for $7,983,000 and received cash proceeds from sale of the marketable securities for $2,361,000 and of available-for-sale securities for $6,864,000, as well as increases in fixed deposits over three months for $4,676,000.

During the year ended March 31, 2013, there was a realized gain of $132,000 from the sale of available-for-sale securities. These available-for-sale securities are investments in corporate bonds recorded at fair value based upon quoted market prices. See Note 4 of Notes to Consolidated Financial Statements.

In fiscal 2012, we acquired marketable securities and available-for-sales securities for $3,184,000 and $8,376,000, respectively, and received proceeds of $4,251,000 from sale of the marketable securities.

Net cash used in financing activities for the years ended March 31, 2013 and 2012 were $5,164,000 and $2,426,000, respectively. Net cash we used in financing activities during the year ended March 31, 2013 was mainly to fund dividend payments to shareholders of $5,357,000 and the receipt from the exercise of stock options from employees of $1,295,000. Net cash we used in financing activities during the year ended March 31, 2012 was primarily to fund dividend payments to shareholders of $2,430,000 and the receipt from the exercise of stock options from employees of $4,000.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2013 remained at 5.0%, the same rate it was at March 31, 2012 and at March 31, 2011.

At March 31, 2013, the Company had cash and cash equivalents of $32,030,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2013, the Company had capital commitments totaling $407,000 mainly to purchase plant and machinery, which are expected to be disbursed during the year ending March 31, 2014.

A summary of our contractual obligations and commercial commitments as of March 31, 2013 is as follows:

	Payments due by period (in thousands)
			Period from	Period from	Period
		Year ending	April 1, 2014	April 1, 2016	after
		March 31,	to March 31,	to March 31,	March 31,
Contractual obligations	Total	2014	2016	2018	2018
Long-term bank borrowing	$-	-	-	-	-
Capital (finance) lease obligations	$-	-	-	-	-
Operating lease payments	$144	129	15	-	-
Capital commitment	$407	407	-	-	-
Other purchase obligations	$1,217	1,217	-	-	-
Other long-term liabilities reflected on
Company's balance sheet under US GAAP	$-	-	-	-	-
Total	$1,768	$1,753	$15	$-	$-

Off Balance Sheet Arrangements

We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. For more information on our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements included in Part III, ITEM 18, in this Report.

We have identified the following most critical accounting policies, that involved a high degree of judgments and estimates, used in the preparation of our consolidated financial statements:

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Impairment of long-lived assets

Our long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $4,474, $nil and $197 for the years ended March 31, 2011, 2012 and 2013, respectively.

Allowance for doubtful account

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2013 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	68	Chairman of the Board of Directors
Franki Shing Fung Tse	49	Chief Executive Officer
Chin Pang Li	67	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	67	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	66	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	67	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	35	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Franki Shing Fung Tse. Mr. Tse joined Deswell in February 2007 at its Chief Executive Officer, bringing with him over 19 years’ experience in the tool-making, plastic injection and electronic service provider, or EPS, industry. From July 2005 until joining Deswell, he served as Vice President of Operations for Goodbaby Child Products Co. Ltd., a leading baby-products manufacturing company located near Shanghai, China with approximately 15,000 workers at the time of his departure. From May 2001 to June 2005 Mr. Tse served as Director of Marketing of Deswell's plastic subsidiary, Jetcrown Industrial (Dongguan) Ltd. From 1988 to 2000, Mr. Tse was in charge of the China Sales Business Division of Qualidux Industrial Co., Ltd., a group of companies engaged in original design and original equipment plastics manufacturing. Mr. Tse received his MBA in Business Finance from the University of Lincoln, United Kingdom in 2002.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid and accrued by the Company and its subsidiaries was approximately $561,000 and $1,321,000, respectively, during the year ended March 31, 2013 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2013.

No options under the Company’s 2003 Stock Option Plan (or otherwise) were granted during the year ended March 31, 2013.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of U.S. domestic public companies with securities listed on The Nasdaq Stock Market, are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules of U.S. domestic public companies, Deswell follows home country practices and does not have a compensation committee or a nominating committee consisting of independent directors; does not have nominees to its board selected or recommended by a majority of its independent directors; does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors; and Deswell’s independent directors do not meet in executive session. See "Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors" on page 18 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to US domestic issuers and US NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a foreign private issuer, the Company is permitted under NASDAQ’s MarketPlace Rules to follow its home country practice, which does not require such committees, and nevertheless maintain the listing of its common shares on the Nasdaq Global Market.

Employees

At March 31, 2013, the Company employed 1,638 persons on a full-time basis, of which ten were located in Macao and 1,628 were located in or travel to and from China. Of the Company’s employees, at March 31, 2013

•	1,070 engaged in plastic injection molding manufacturing, and
•	558 engaged in contract electronic manufacturing, metal molds and parts manufacturing.

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

Through June 30, 2013, options to purchase an aggregate of 5,269,000 shares had been granted under all of Deswell’s option plans. At June 30, 2013, there were options to purchase

•	an aggregate of 1,080,500 common shares outstanding, and
•	17,500 shares available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2013, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	1,916,045	(2)	11.5
Chin Pang Li	1,720,750	(3)	10.3
Franki Shing Fung Tse	201,000	(4)	1.2
Herman Wong Chi Wah	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

*	Less than 1%.
(1)	Based on 16,228,308 shares outstanding on June 30, 2013. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 1,521,045 shares held of record by Mr. Lau and options to purchase 395,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at a weighted average exercise price of $8.32 per share, with terms expiring from September 30, 2013 to March 7, 2022.
(3)	Consists of 1,310,750 shares held of record by Mr. Li and options to purchase 410,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at a weighted average exercise price of $8.09 per share, with terms expiring from September 30, 2013 to March 7, 2022.
(4)	Consists of 171,000 shares held of record by Mr. Tse and options to purchase 30,000 shares granted to Mr. Tse under the Company’s stock option plans. Mr. Tse’s options are exercisable at a weighted average exercise price of $5.71 per share, with terms expiring from January 20, 2018 to March 7, 2022.
(5)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
44

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2011		2012		2013
Richard Pui Hon Lau	10.4		11.4		11.5
Chin Pang Li	9.2		10.2		10.3
FMR LLC and Edward C. Johnson 3d	5.5	(2)	-	(3)	-	(3)

(1)

Based on 16,194,810 shares outstanding at June 30, 2011, 16,481,810 outstanding at Jun 30, 2012 and 16,228,308 outstanding at June 30, 2013. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)	Based on Amendment No. 1 to Schedule 13G filed by the listed persons with the SEC on February 14, 2011. This filing also included Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low-Priced Stock Fund as reporting persons.
(3)	Less than 5 percent based on Amendment No. 2 to Schedule 13G filed by the listed person with the SEC on February 14, 2012.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2013, approximately 19 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2013, 12 holders of record with addresses in the United States held approximately 13.5 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2012 through June 30, 2013, the latest practical date prior to filing of this Report.

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

•	2010 aggregating $1,619,000, which was based on results for the second quarter of the year ended March 31, 2010;
•	2011 aggregating $810,000, which was based on results for the fourth quarter of the year ended March 31, 2010;
•	2012 aggregating $2,429,422, $1,619,581 of which was based on results for the last two quarters of the year ended March 31, 2011, and $809,841 of which was based on results for the first two quarters of the year ended March 31, 2012; and
•	2013 aggregating $5,357,101, $2,844,208 of which was based on results for the last two quarters of the year ended March 31, 2012, and $2,512,893 of which was based on results for the first three quarters of the year ended March 31, 2013.

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

Item 9. THE OFFER AND LISTING

The Company's shares are traded exclusively on the NASDAQ Global Market under the symbol “DSWL”.

The following chart shows the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2013:

DSWL Market Price per Share (Yearly)
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$7.65
$1.12
$4.94
$1.75
$5.33
$2.91
$3.45
$1.95
$2.93
$2.02
2009
2010
2011
2012
2013
Year ended March 31,
High
Low

The following chart shows the high and low sale prices per share of Deswell shares as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2013 and for the quarter ended June 30, 2013.

The following chart shows the high and low sale prices per share of Deswell shares as reported by The NASDAQ Global Market during each of the months in the six-month period ended June 30, 2013.

DSWL Market Price per Share (Monthly)
$3.00
$2.75
$2.50
$2.25
$2.00
$2.70
$2.41
$2.64
$2.43
$2.72
$2.45
$2.70
$2.24
$2.70
$2.51
$2.70
$2.45
High
Low
31-Jan-2013
31-Mar-2013
31-May-2013
Month ended 2013

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

Effective March 26, 2010, we amended Regulation 6.15 of our Articles of Association to reduce the number of our outstanding common shares that must be present in person or by proxy in order to hold any meeting of shareholders from no less than 50 percent to no less than 33⅓ percent.

Under our 2007 Charter, as amended through March 26, 2010 and applicable to the date of this Report (“our Charter”):

•	our shares are eligible for a direct registration system operated by a securities depository in accordance with Nasdaq Marketplace Rule 5210(c) (formerly Rule 4350(1)).
•	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our US and BVI counsel so as to (a) be consistent with the BVI Business Companies Act, 2004, as amended (the “Act”), the Act having come into force on January 1, 2004 superseding in certain respects the International Business Companies Act, 1984, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.
•	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.
48

•	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.
•	Under our Charter, holders of our shares:
•	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.
•	do not to have cumulative voting rights in the election of directors.
•	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law.
•	all of common shares are equal to each other with respect to liquidation and dividend rights.
•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 16,228,308 common shares were outstanding on June 30, 2013.

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

Differences from United States Law

The laws of the British Virgin Islands governing the provisions of our Articles of Association and Memorandum of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Memorandum of Association without shareholder approval and with respect to potential anti-takeover deterrence. Delaware law requires shareholders to approve any amendments to a corporation's Certificate of Incorporation and contains provisions restricting a Delaware corporation’s rights to engage in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Delaware law.

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
51

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

Passive Foreign Investment Company (PFIC)

A U.S. Holder generally will be subject to a special tax regime if we are a PFIC at any time during which such Holder has held our shares.

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year.

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” There are currently no rules that provide any further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities ("Market Cap Value") at the end of each quarter ("Testing Quarter") of our fiscal year ended March 31, 2013, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

As a result of the classification as a PFIC, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your common shares. Under the PFIC regime, any excess distribution and recognized gain will be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our common shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares held by such U.S. Holders. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our common shares held by them are made.

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

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Marking-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred interest charge that would otherwise be imposed on them if we were to be classified as a PFIC. However, if we are a PFIC, such election will not be available for any of our Subsidiary PFIC because they are not publicly traded, and those subsidiaries will continue to be subject to the PFIC rules described above.

If we are treated as a PFIC at any time that you hold our shares but cease to be classified as a PFIC in a later year, we will continue to be classified as a PFIC with respect to you unless you make a deemed sale election in a timely manner to be taxed as if you sold your shares on the last day of our last year during which we were treated as a PFIC. In this case, you would pay tax on the gain on the deemed sale treated as ordinary income and an interest charge, and no loss will be allowed to you. A timely deemed sale election can also be made with respect to any of our Subsidiary PFIC, in which case you will be taxed on the amount of gain treated as ordinary income and pay an interest charge as if the stock of such subsidiary had been actually sold or disposed of by us while we were a PFIC and you held our shares. If we subsequently become a PFIC, you will again be subject to the general PFIC rules discussed herein. We do not expect to monitor our status (or the status of any of our subsidiaries) as a PFIC for the current taxable year or in any future taxable year and, therefore, we may not be able to inform you as whether we (or any of our subsidiaries) have become a PFIC in any given year or whether we (or any of our subsidiaries) have subsequently ceased to be a PFIC, and, thus, as a practical matter, any such deemed sale election may not be available to you.

If we are treated as a PFIC, each U.S. Holder will be required to make an annual return on IRS Form 8621 or its successor, reporting, among other things, distributions received and gain realized with respect to each PFIC in which such holder holds a direct or indirect interest, and may be required to provide other information as specified by the IRS.

An actual determination of PFIC status is highly factual in nature. Given the complexity of the issues that may result if we are classified as or become a PFIC, you are urged to consult your own tax advisors with respect to the tax consequences to you, including any reporting obligations that may be imposed on you, in the event that this should occur, in view of your particular circumstances.

In addition, recent legislation imposes, beginning in 2013, a new 3.8% Medicare contribution tax on net investment income, including interest, dividends and capital gains, of U.S. individuals with income exceeding $200,000 (or $250,000 if married filing jointly), estates and trusts. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our shares.

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

British Virgin Islands Tax Consequences

Under the BVI Companies Act, 2004 of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares: The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the Business Companies Act, 2004.

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

Foreign Currency Risk

At March 31, 2011, 2012 and 2013, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2013 of $32,030,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$14,919
Chinese RMB	14,568
Hong Kong dollars	2,419
Macao dollars	101
Euro	9
Japanese yen	9
Pounds sterling	4
Canadian dollars	1
$32,030

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $6.9 million as at March 31, 2013 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2013, we had no long-term debt or short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of March 31, 2013.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2013 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework.

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2013, the Company’s internal control over financial reporting was effective based on above described criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 has been audited by BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audits included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended and our report dated July 16, 2013 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 16, 2013

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2012 and March 31, 2013 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2012 and 2013.

	Year ended March 31,
	2012	2013
	(In thousands)
Audit fees (1)	$193	$193
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
	$193	$193

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

The following table sets information regarding purchases by Deswell of its common shares during the year ended March 31, 2013.

Issuer Purchases of Equity Securities (1)
Period	(a) Total Number of Shares (or Units) Puchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
4/1 to 4/30/2012	0	$-	0	$4,000,000
5/1 to 5/31/2012	0	$-	0	$4,000,000
6/1 to 6/30/2012	15,738	$2.68	15,738	$3,957,822
7/1 to 7/31/2012	45,781	$2.65	45,781	$3,836,503
8/1 to 8/31/2012	45,042	$2.74	45,042	$3,713,087
9/1 to 9/30/2012	60,148	$2.79	60,148	$3,545,275
10/1 to 10/31/2012	67,880	$2.71	67,880	$3,361,320
11/1 to 11/30/2012	66,608	$2.65	66,608	$3,184,809
12/1 to 12/31/2012	67,495	$2.51	67,495	$3,015,396
1/1 to 1/31/2013	0	$-	0	$3,015,396
2/1 to 2/28/2013	0	$-	0	$3,015,396
3/1 to 3/31/2013	45,470	$2.59	45,470	$2,897,629

Total	414,162	$2.66	414,162	$2,897,629

(1)	On March 14, 2012, the Company announced that its board of directors had unanimously approved a share repurchase program authorizing Deswell’s management to purchase up to $4 million of Deswell’s outstanding common shares during the next two years. During the years ended March 31, 2012 and 2013, there was no share purchase plan or program that either expired or with respect to which Deswell determined to terminate prior to expiration, or under which Deswell does not intend to make further purchases. All shares were purchased by Deswell.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previously reported in Item 16-F of Deswell’s Form 20-F for the year ended March 31, 2012 filed with the Securities and Exchange Commission on July 20, 2012.

Item 16G. CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to US domestic issuers and the reason why we do not have an independent compensation committee, see the discussion under “Other Committees; NASDAQ Compliance” in Item 6. Directors and Senior Management of this Report.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 16, 2013 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 16, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended March 31, 2011 of Deswell Industries, Inc. and its subsidiaries (the “Company”). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Limited

BDO Limited

Hong Kong, August 2, 2011

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31
	2012	2013

ASSETS
Current assets:
Cash and cash equivalents	$33,073	$32,030
Time deposits maturing over three months	4,008	8,684
Marketable securities (note 3)	-	6,168
Available-for-sale securities (note 4)	7,630	1,586
Accounts receivable, less allowances for doubtful accounts of $447 and $574 at March 31, 2012 and 2013, respectively	12,476	8,291
Inventories (note 5)	15,852	11,376
Prepaid expenses and other current assets (note 6)	2,164	1,152
Total current assets	75,203	69,287
Property, plant and equipment-net (note 7)	46,177	42,694
Deferred income tax assets (note 10)	187	192
Goodwill (note 8)	392	392
Total assets	$121,959	$112,565

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$5,741	$3,144
Accrued payroll and employee benefits	3,778	4,133
Customer deposits	2,257	1,254
Other accrued liabilities (note 9)	1,311	1,260
Income taxes payable	438	592
Deferred income tax liabilities (note 10)	421	606
Dividend payable	324	-
Total current liabilities	$14,270	$10,989

Commitments and contingencies (note 11)

Shareholders' equity:
Common shares nil par value; authorized 30,000,000 shares; 16,196,810 and 16,801,810 shares issued as of March 31, 2012 and 2013; 16,196,810 and 16,387,648 shares outstanding as of March 31, 2012 and 2013	$50,816	$52,443
Treasury stock at cost; nil and 414,162 shares as of March 31, 2012 and 2013 (note 14)	-	(1,102)
Additional paid-in capital	8,265	7,933
Accumulated other comprehensive income	4,570	5,288
Retained earnings	44,038	37,014
Total shareholders' equity	107,689	101,576
Total liabilities and shareholders' equity	$121,959	$112,565

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2011	2012	2013
Net sales	$84,022	$64,783	$54,074
Cost of sales	74,474	55,318	47,264
Gross profit	9,548	9,465	6,810
Selling, general and administrative expenses	13,941	12,273	10,803
Other income (expenses), net	(4,435)	639	274
Operating loss	(8,828)	(2,169)	(3,719)
Non-operating income, net	1,096	1,190	2,056
Loss before income taxes	(7,732)	(979)	(1,663)
Income taxes (note 10)	382	482	328
Net loss attributable to Deswell Industries, Inc.	(8,114)	(1,461)	(1,991)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	-	(746)	718
Total comprehensive loss attributable to Deswell Industries, Inc.	$(8,114)	$(2,207)	$(1,273)

Net loss per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net loss per share	$(0.50)	$(0.09)	$(0.12)
Weighted average common shares outstanding
(shares in thousands)	16,193	16,197	16,467

Diluted:
Net loss per share	$(0.50)	$(0.09)	$(0.12)
Weighted average common and potential common shares
(shares in thousands)	16,193	16,197	16,467

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares outstanding	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity

Balance at March 31, 2010	16,191,810	50,803	-	-	7,719	5,316	57,177	121,015
Exercise of stock options	3,000	6	-	-	-	-	-	6
Net loss	-	-	-	-	-	-	(8,114)	(8,114)
Dividends ($0.10 per share)	-	-	-	-	-	-	(1,620)	(1,620)
Balance at March 31, 2011	16,194,810	50,809	-	-	7,719	5,316	47,443	111,287
Unrealized loss on available-for-sale securities	-	-	-	-	-	(746)	-	(746)
Stock-based compensation	-	-	-	-	549	-	-	549
Exercise of stock options	2,000	7	-	-	(3)	-	-	4
Net loss	-	-	-	-	-	-	(1,461)	(1,461)
Dividends ($0.12 per share)	-	-	-	-	-	-	(1,944)	(1,944)
Balance at March 31, 2012	16,196,810	50,816	-	-	8,265	4,570	44,038	107,689
Unrealized gain on available-for-sale securities	-	-	-	-	-	718	-	718
Exercise of stock options	605,000	1,627	-	-	(332)	-	-	1,295
Repurchase of common stock	-	-	(414,162)	(1,102)	-	-	-	(1,102)
Net loss	-	-	-	-	-	-	(1,991)	(1,991)
Dividends ($0.30 per share)	-	-	-	-	-	-	(5,033)	(5,033)
Balance at March 31, 2013	16,801,810	52,443	(414,162)	(1,102)	7,933	5,288	37,014	101,576

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2011	2012	2013
Cash flows from operating activities
Net loss	$(8,114)	$(1,461)	$(1,991)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,197	4,920	4,219
Provision for doubtful accounts	378	18	214
Allowances for obsolete inventories	1,408	263	110
Impairment of property, plant and equipment	4,474	-	197
Gain on sale of property, plant and equipment	(71)	(77)	(78)
Unrealized holding loss (gain) on marketable securities	21	-	(186)
Gain on disposal of marketable securities	(853)	(22)	(360)
Realized gain on sales of available-for-sale securities	-	-	(102)
Stock-based compensation expenses	-	549	-
Deferred income tax	(211)	175	180
Changes in operating assets and liabilities:
Accounts receivable	(3,189)	4,716	3,971
Inventories	(5,117)	3,402	4,366
Prepaid expenses and other current assets	(310)	(10)	1,012
Accounts payable	(434)	(1,123)	(2,597)
Accrued payroll and employee benefits	1,401	(193)	355
Customer deposits	1,082	292	(1,003)
Other accrued liabilities	(452)	(142)	(51)
Income taxes payable	596	(158)	154
Net cash provided by (used in) operating activities	(3,194)	11,149	8,410

Cash flows from investing activities
Purchase of property, plant and equipment	(1,034)	(282)	(951)
Proceeds from sale of property, plant and equipment, net of transaction costs	87	314	96
Purchase of marketable securities	(8,049)	(3,184)	(7,983)
Proceeds from sale of marketable securities	13,509	4,251	2,361
Purchase of available-for-sale securities	-	(8,376)	-
Proceeds from disposal of available-for-sale securities	-	-	6,864
Increase in fixed deposits maturing over three months	-	(4,008)	(4,676)
Net cash provided by (used in) investing activities	4,513	(11,285)	(4,289)

Cash flows from financing activities
Dividends paid	(810)	(2,430)	(5,357)
Exercise of stock options	6	4	1,295
Repurchase of common stock	-	-	(1,102)
Net cash used in financing activities	(804)	(2,426)	(5,164)

Net increase (decrease) in cash and cash equivalents	515	(2,562)	(1,043)
Cash and cash equivalents, beginning of year	35,120	35,635	33,073
Cash and cash equivalents, end of year	$35,635	$33,073	$32,030

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$-	$469	$2

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in Mainland China. The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China"). From August 2003, these activities were moved to the Macao Special Administrative Region (“Macao”) of China.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts. Such profits differ from the amounts reported under U.S. GAAP. At March 31, 2012 and 2013, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $58,606 and $60,865, respectively.

2. Summary of Significant Accounting Policies

Principles of consolidation - The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill - The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles – Goodwill and Other”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducted annual impairment evaluation. The impairment test requires the Company to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

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

Available-for-sales securities - Available-for-sale securities are investments in debt securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of operations upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the consolidated statements of operations and reported net of taxes in the accumulated other comprehensive income component of shareholders' equity until realized.

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

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $4,474, $nil and $197 for the years ended March 31, 2011, 2012 and 2013, respectively.

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

Other comprehensive income (loss) - Other comprehensive income (loss) for the years ended March 31, 2012 and 2013 represented unrealized gain (loss) on available-for-sale securities and were included in the consolidated statement of operations and comprehensive loss.

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

	Year ended March 31,
Allowance for doubtful account	2011	2012	2013

Balance at beginning of the year	$223	$599	$447
Provision for the year	378	18	214
Charge off during the year	-	(171)	(88)
Exchange difference	(2)	1	1
	$599	$447	$574

The provision for the year was charged to other income (expenses) in consolidated statements of operations and comprehensive loss.

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2011, 2012 and 2013, shipping and handling costs expensed to selling expenses were $863, $762 and $704, respectively.

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

Foreign currency translation - The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in U.S. dollars, Hong Kong dollars or Chinese Renminbi. Notwithstanding this, U.S. dollar is considered by management to be the most appropriate functional currency of the Company’s subsidiaries because most of our customers contracted with our subsidiaries in U.S. dollars.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7965, 7.7677 and 7.7502 as of March 31, 2011, 2012 and 2013, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.583, 6.316 and 6.249 as of March 31, 2011, 2012, and 2013, respectively.

Aggregate net foreign currency transaction gain (loss) included in other income were $(372), $266 and $53 for the years ended March 31, 2011, 2012 and 2013, respectively.

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

For the years ended March 31, 2011, 2012 and 2013, the Company records stock-based compensation expenses amounted to $nil, $549 and $nil in the consolidated statement of operations respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2011, 2012, and 2013 were estimated using the Binomial option pricing model with the following assumptions:

	Year ended March 31,
	2011	2012	2013
Risk-free interest rate – weighted average	N/A	2.07%	N/A
Expected life of options – weighted average	N/A	10 years	N/A
Stock volatility	N/A	43.90%	N/A
Expected dividend yield	N/A	5.83%	N/A

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

Net loss per share - Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net loss per share and diluted net loss per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2011	2012	2013

Net loss attributable to Deswell Industries, Inc.	$(8,114)	$(1,461)	$(1,991)
Basic net loss per share	$(0.50)	$(0.09)	$(0.12)
Basic weighted average common shares outstanding	16,193	16,197	16,467
Effect of dilutive securities – Options	-	-	-
Diluted weighted average common and potential common shares outstanding	16,193	16,197	16,467
Diluted net loss per share	$(0.50)	$(0.09)	$(0.12)

For the years ended March 31, 2011, 2012 and 2013, potential common shares of 668,500, 668,500 and 668,500 shares related to stock options are excluded from the computation of diluted net loss per share as their exercise prices were higher than the average market price.

As of March 31, 2011, 2012 and 2013, 19,000, 1,017,000 and 412,000 shares related to stock options are excluded from the calculations of diluted net loss per share because their inclusion would have been anti-dilutive.

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

Non-recurring fair value measurements - Long-lived assets are measured at fair value on a non-recurring basis using mostly Level 3 inputs as defined in the fair value hierarchy. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances. Assets that are written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

Fair value of long-lived assets, including real estate, are determined by estimating the amount and timing of net future cash flows (which are unobservable inputs) and discounting them using a risk-adjusted rate of interest. The Company estimates future cash flows based on its experience and knowledge of the market. Significant increases or decreases in actual cash flows may result in valuation changes. For real estate, fair values are based on discounted cash flow estimates which reflect current and projected lease profiles and available industry information about capitalization rates and expected trends in rents and occupancy and are corroborated by external appraisals.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Recent changes in accounting standards – In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): disclosures about Offsetting Assets and Liabilities, which requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The objective of the disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. Retrospective presentation for all comparative periods presented is required. Its adoption of ASU 2011-11 is not expected to have material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which makes certain technical corrections and “conforming fair value amendments” to the FASB Accounting Standards Codification. The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. These provisions of the amendment are effective upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. The Company believes that its adoption of ASU 2012-04 will not have any material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 220): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11. ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement. The effective date is the same as the effective date of ASU 2011-11. Its adoption of ASU 2013-01 is not expected to have any material impact on its consolidated financial statements.

In February 2013 the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. Its adoption of ASU 2013-02 is not expected to have any material impact on its consolidated financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong and Singapore.

	March 31,
	2012	2013

Cost	$-	$5,982

Market value	$-	$6,168

Unrealized gain (loss) for the years ended March 31, 2011, 2012 and 2013 were $(21), $nil and $186, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2011, 2012 and 2013 were $13,509, $4,251 and 2,361, respectively and realized gain from sale of marketable securities for the years ended March 31, 2011, 2012 and

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

2013 were $853, $22 and $360, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Available-for-sale Securities

The Company acquired corporate bonds issued by Hong Kong listed companies with contractual maturities after 5 years.

	March 31,
	2012	2013

Cost	$8,376	$1,614

Market value	$7,630	$1,586

Unrealized gain (loss) for the years ended March 31, 2011, 2012 and 2013 were $nil, $(746) and $718, respectively.

Net proceeds from sale of available-for-sales securities for the years ended March 31, 2011, 2012 and 2013 were $nil, $nil and $6,864, respectively. Gross realized gains from sale of available-for-sales securities for the years ended March 31, 2011, 2012 and 2013 were $nil, $nil and $132, respectively and gross realized losses from sales of available-for-sales securities for the years ended March 31, 2011, 2012 and 2013 were $nil, $nil and $30, respectively.

Other-Than-Temporary Impairment

Based on an evaluation of securities that have been in a loss position, the Company did not recognize an other-than-temporary impairment charge, for the year ended March 31, 2013. The Company considered various factors which included its intent and ability to hold the underlying securities until its estimated recovery of amortized cost. The other-than-temporary impairment charge for the years ended March 31, 2011, 2012 and 2013 was $nil, $nil and $nil, respectively.

The available-for-sale securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical corporate bonds in active markets.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

5. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2012	2013
Raw materials	$8,440	$6,565
Work-in-progress	5,262	3,080
Finished goods	2,150	1,731
	$15,852	$11,376

Obsolescence allowance for inventory is as follows:

	Year ended March 31,
	2011	2012	2013

Balance at beginning of the year	$3,281	$4,416	$3,711
Additional charges	1,408	263	110
Written off	(273)	(968)	(371)
Balance at the end of the year	$4,416	$3,711	$3,450

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2012	2013

Value added tax receivable	$416	$63
Rental and utility deposit	22	32
Advance to suppliers	566	109
Prepayment Coupon receivable	353 312	400 58
Others	495	490
	$2,164	$1,152

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2012	2013
At cost:
Leasehold land and buildings	$33,715	$33,715
Plant and machinery	54,809	54,100
Furniture, fixtures and equipment	13,369	13,248
Motor vehicles	1,428	1,421
Leasehold improvements	3,543	3,799
Construction in progress	80	535
Impairment	(4,402)	(4,592)
	102,542	102,226
Less: accumulated depreciation and amortization	(56,365)	(59,532)

Net book value	$46,177	$42,694

Included in furniture, fixtures and equipment is computer software with net values of $405 and $283 as of March 31, 2012 and 2013, respectively.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

During the years ended March 31, 2011, 2012 and 2013, the Company impaired its property, plant and equipment by $4,474, $nil and $197, respectively, which were charged to other income (expenses) in consolidation statements of operations and comprehensive loss. Depreciation of property, plant and equipment were $6,197, $4,920 and $4,219 during the years ended March 31, 2011, 2012 and 2013, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2012	2013
Land use right of state-owned land and buildings erected thereon (a)	$29,534	$29,534
Long term leased land and buildings erected thereon (b)	4,181	4,181
	$33,715	$33,715

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in China on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in China on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing China laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2013, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

8. Goodwill

The impairment in goodwill for the years ended March 31, 2011, 2012 and 2013 were $nil. Details of the goodwill are as follows:

Acquisitions	March 31,
	2012	2013
Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment – metallic division	(317)	(317)
	$392	$392

9. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2012	2013
Accrued expenses	$681	$637
Value added tax payable	11	24
Others	619	599
	$1,311	$1,260

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

10. Income Taxes

The components of loss before income taxes are as follows:

	Year ended March 31,
	2011	2012	2013
Hong Kong	$(3)	$(2)	$(2)
China	(7,729)	(977)	(1,661)
	$(7,732)	$(979)	$(1,663)

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and China are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2011:16.5%, 2012:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Prior to January 1, 2008, enterprise income tax in China was generally charged at 33%, in which 30% is for national tax and 3% is for local tax, of the assessable profit. For foreign investment enterprises established in a Special Economic Zone or Coastal Open Economic Zone, where the subsidiaries of the Company are located, and which are engaged in production-oriented activities, the national tax rate could be reduced to 15% and 24% respectively. The Company's subsidiaries incorporated in China are subject to China income taxes at the applicable tax rates on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the PRC income tax laws, the subsidiaries are fully exempted from China income tax for two years starting from the first profit-making year, followed by a 50% tax exemption for the next three years.

From January 1, 2008, with the effect of the new PRC Income Tax Law, the standard income tax rate for all companies has been reduced from the rate of 33% to 25%.

Dongguan Kwan Hong Electronics Company Limited (“DKHE”) (a subsidiary of the Company) had fully enjoyed the tax holiday and concessions by December 31, 2004. The applicable tax rate of DKHE for the calendar years ended December 31, 2010, 2011 and 2012 and three months period ended March 31, 2013 is 25%.

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

For the calendar years ended December 31, 2010, 2011 and 2012 and three months period ended March 31, 2013, the tax rate for JIDL is 25%.

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

The amount of current tax liability at March 31, 2013 includes the estimated deemed profit tax imposed on the Company by the PRC tax authorities for the calendar year 2012 and the three months ended March 31, 2013. The amounts have been estimated based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2013, there is no interest and penalties related to uncertain tax positions.

The provision for income taxes consists of the following:

	Year ended March 31,
	2011	2012	2013
Current tax
- China	$596	$307	$150
Deferred tax	(214)	175	178
	$382	$482	$328

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

10. Income Taxes - continued

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in China to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2011	2012	2013
Provision for income taxes at statutory tax rate in China	$(1,933)	$(244)	$(416)
Effect of different tax rate in various jurisdictions	(1)	-	-
Effect of income for which no income tax is chargeable	(295)	(567)	(21)
Effect of expense for which no income tax is deductible	1,629	1,271	936
Net change in valuation allowances	700	(125)	(171)
Under provision of income tax in previous years	282	147	-
Effective tax	$382	$482	$328

The net deferred income tax consists of the following:

	March 31,
	2012	2013
Deferred income tax assets	$187	$192
Deferred income tax liabilities	(421)	(606)
Net deferred income tax liabilities	$(234)	$(414)

The components of net deferred income tax are as follows:

	March 31,
	2012	2013
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$265	$116
Provision of employee benefits	350	347
Depreciation and amortization	56	77
Impairment of property, plant and equipment	897	811
Revenue recognized for financial reporting purpose before being recognized for tax purpose	(1,188)	(1,189)
Others	(39)	(20)
Less: Valuation allowances	(575)	(556)
Net deferred income tax liabilities	$(234)	$(414)

A significant portion of the deferred income tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. As at March 31, 2013, the unused tax losses, amounted to $217, $179 and $69, will be expired in calendar years ending 2015, 2016 and 2017, respectively.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in China, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2013.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

11. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of operations were $102, $38 and $160 for the years ended March 31, 2011, 2012 and 2013, respectively.

At March 31, 2013, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2014	$129
Year ending March 31, 2015	15
Total minimum lease payments	$144

At March 31, 2013, the Company had capital commitments for purchase of plant and machinery totaling $407, which are expected to be disbursed during the year ending March 31, 2014.

12. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense of $492, $331 and $306 included in the consolidated statements of operations related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2011, 2012 and 2013, respectively.

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

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

13. Stock Option Plan - continued

As of March 31, 2013, options to purchase an aggregate of 5,269,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2011		2012		2013
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	690,500	$10.19	687,500	$10.23	1,685,500	$5.44
Granted during the year	-	-	1,000,000	2.14	-	-
Exercised during the year	(3,000)	2.09	(2,000)	2.09	(605,000)	2.14
Canceled or expired	-	-	-	-	-	-
Outstanding and exercisable at the end of the year	687,500	$10.23	1,685,500	$5.44	1,080,500	$7,29
Range of exercise price per share	$1.34 to $14.10		$1.34 to $14.10		$1.34 to $14.10

The weighted average fair value of options granted for the years ended March 31, 2011, 2012 and 2013 was $nil, $0.549 and $nil per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2011, 2012 and 2013 was $4, $2 and $392, respectively. At March 31, 2013, the aggregated intrinsic value of options outstanding and exercisable was $173.

There were no options canceled for the years ended March 31, 2011, 2012 and 2013. The weighted average remaining contractual life of the share options outstanding at March 31, 2013 was 4.78 years. At March 31, 2011, 2012 and 2013, there were 1,017,500, 17,500 and 17,500 options available for future grant under the plans, respectively.

14. Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares in compliance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 during the next two years. The program does not obligate the Company to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased. During the year ended March 31, 2013, 414,162 common shares have been repurchased under the stock buyback plan for a total consideration of $1.1 million at an average price of $2.66 per share.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2011, 2012 and 2013 are as follows:

	Percentage of net sales
	Year ended March 31,
	2011	2012	2013
VTech Telecommunications Limited	14.6%	12.6%	13.0%
Lenbrook Group	*	*	11.1%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2012 and 2013, respectively, are as follows:

	Percentage of
	accounts
	receivable
	March 31,
	2012	2013
VTech Telecommunications Limited	16.9%	27.8%
Peavey Electronics Corp.	10.2%	*
Primax Electronics Limited	*	12.9%

*	Less than 10%

There were accounts receivable written off of $7, $39 and $nil during the years ended March 31, 2011, 2012 and 2013, respectively. There were provision for doubtful accounts of $378, $18 and $214 during the years ended March 31, 2011, 2012 and 2013, respectively. There were charge off of provision for doubtful accounts of $2, $170 and $87 during the years ended March 31, 2011, 2012 and 2013, respectively. At March 31, 2012 and 2013, allowances for doubtful accounts were $447 and $574, respectively.

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

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

16. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Year ended March 31,
	2011			2012			2013
	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)	Net sales	Intersegment Sales	Profit (loss)

Segment:
Injection molded plastic parts	$44,326	$1,553	$(6,662)	$29,898	$1,560	$(1,007)	$27,775	$1,050	$(1,784)
Electronic products	41,231	141	(625)	35,371	22	984	26,740	83	570
Metallic parts	165	6	(445)	1,096	-	(956)	692	-	(449)
Segment total	$85,722	$1,700	$(7,732)	$66,365	$1,582	$(979)	$55,207	$1,133	$(1,663)

Reconciliation to consolidated totals:
Sales eliminations	(1,700)	(1,700)	-	(1,582)	(1,582)	-	(1,133)	(1,133)	-
Consolidated totals:
Net sales	$84,022	$-		$64,783	$-		$54,074	$-
Loss before income taxes			$(7,732)			$(979)			$(1,663)

	Year ended March 31,
	2011		2012		2013
	Interest income	Interest expenses	Interest Income	Interest expenses	Interest income	Interest expenses
Segment:
Injection molded plastic parts	$112	$-	$332	$-	$415	$-
Electronic products	29	-	70	-	86	-
Metallic parts	-	-	-	-	-	-
Consolidated total	$141	$-	$402	$-	$501	$-

	Year ended March 31,
	2011			2012			2013
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$92,922	$714	$5,300	$86,682	$230	$4,190	$80,804	$670	$3,677
Electronic products	39,933	280	771	34,316	24	696	30,760	281	537
Metallic parts	(6,093)	40	126	565	28	34	605	-	5
Segment totals	$126,762	$1,034	$6,197	$121,563	$282	$4,920	$112,169	$951	$4,219
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	5	-	-	4	-	-	4	-	-
Goodwill allocated to electronic products segment	392	-	-	392	-	-	392	-	-
Consolidated totals	$127,159	$1,034	$6,197	$121,959	$282	$4,920	$112,565	$951	$4,219

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

16. Segment Information - continued

The Company's sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2011	2012	2013
Net sales
United States of America	$35,044	$26,372	$17,154
China	35,910	22,056	22,504
United Kingdom	7,580	7,557	1,908
Hong Kong	571	254	3,813
Europe	2,075	2,250	5,524
Others	2,842	6,294	3,171
Total net sales	$84,022	$64,783	$54,074

The location of the Company's identifiable assets is as follows:

	March 31,
	2011	2012	2013
Hong Kong and Macao	$40,951	$42,902	$37,555
China	85,816	78,665	74,618
Total identifiable assets	$126,767	121,567	112,173
Goodwill	392	392	392
Total assets	$127,159	$121,959	$112,565

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $75,787 (equivalent to RMB 479 million) and $76,601 (equivalent to RMB 479 million) as of March 31, 2012 and 2013, respectively.

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2012	2013
Assets

Current assets:
Cash and cash equivalents	$452	$393
Prepaid expenses and other current assets	28	81
Amounts due from subsidiaries	53,878	47,122
Total current assets	54,358	47,596
Investments in subsidiaries	53,491	54,603
Property, plant and equipment-net	317	230
Total assets	$108,166	$102,429

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses	$138	$853
Other liabilities	15	-
Dividend payable	324	-
Total current liabilities	477	853
Total shareholders’ equity	107,689	101,576
Total liabilities and shareholders’ equity	$108,166	$102,429

Statements of operations and comprehensive loss

	Year ended March 31,
	2011	2012	2013
Equity in earnings (loss) of subsidiaries	$(6,049)	$924	$394
Operating expenses	2,066	2,385	2,385
Other income, net	1	-	-
Loss before income taxes	(8,114)	(1,461)	(1,991)
Income taxes	-	-	-
Net loss	(8,114)	(1,461)	(1,991)
Unrealized gain (loss) on available-for-sale securities	-	(746)	718
Total comprehensive loss	$(8,114)	$(2,207)	$(1,273)
F-24

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2011	2012	2013
Cash flows from operating activities
Net loss	$(8,114)	$(1,461)	$(1,991)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in earnings (loss) of subsidiaries	6,049	(924)	(394)
Depreciation	48	71	87
Stock-based compensation expenses	-	384	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(48)	48	(53)
Amounts due from subsidiaries	2,602	4,667	6,756
Accrued expenses	200	(62)	715
Other liabilities	(163)	(55)	(15)
Net cash provided by operating activities	574	2,668	5,105

Cash flows from investing activities
Purchase of property, plant and equipment	(110)	(114)	-
Net cash used in investing activities	(110)	(114)	-

Cash flows from financing activities
Dividends paid	(810)	(2,430)	(5,357)
Exercise of stock options	6	4	1,295
Repurchase of common stock	-	-	(1,102)
Net cash used in financing activities	(804)	(2,426)	(5,164)

Net increase (decrease) in cash and cash equivalents	(340)	128	(59)
Cash and cash equivalents, beginning of year	664	324	452
Cash and cash equivalents, end of year	$324	$452	$393

DESWELL INDUSTRIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars in thousands, except per share data)

17. Condensed Financial Information of Deswell Industries, Inc. - continued

a)	Basis of presentation

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

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2011, 2012 and 2013, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)	Related party transactions

For the years ended March 31, 2011, 2012 and 2013, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 21 of this report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
15.2	Consent of BDO Limited to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
15.3	Letter of BDO Limited, registrant's former independent registered public accounting firm, dated March 13, 2012 filed pursuant to Item 16F(a)(3) of Form 20-F (incorporated by reference to Exhibit A of the Company’s Form 6-K for the month of March 2012 furnished to the SEC on March 13, 2012).
101*	Financial information from registrant for the year ended March 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of March 31,2012 and 2013; (b) Consolidated Statements of Operations and Comprehensive Loss for the Years Ended March 31, 2011, 2012 and 2013; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2011, 2012 and 2013; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2011, 2012 and 2013; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

62

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

By: /	Franki S. F. Tse
Franki S. F. Tse,
Chief Executive Officer

Date: July 16, 2013

63