Form 20-F
period 2014-03-31
DESWELL INDUSTRIES INC
filed 2014-07-11
CIK 946936

OMB APPROVAL
OMB Number: 3235-0288
Expires: April 30, 2015
Estimated average burden
hours per response. 2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Islands	Herman Wong, Chief Financial Officer,
(Jurisdiction of incorporation or organization)	Telephone: 853-28-322096; fax: 853-28-323265
E-mail: hermanwong@jetcrown.net
17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao Special Administrative Region, PRC	17B, Edificio Comercial Rodrigues 599 Avenida da Praia Grande, Macao Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934	Exhibit 12.1
CERTIFICATION OF CHIEF FINANCIAL OFFICER REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934	Exhibit 12.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002	Exhibit 13.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — BDO China Shu Lun Pan Certified Public Accountants LLP	Exhibit 15.1

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

Readers should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this Annual Report. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances. Readers should also carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	“BVI” refers to the British Virgin Islands;

•	all references to:

o	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;

o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;

o	“MOP$” are to the legal currency of Macao;

o	“U.S. dollars,” “dollars”, “$” or “US$” are to the legal currency of the United States; and

o	“fiscal year,” e.g., “fiscal 2014,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page 61 of this Annual Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2014, and the Balance Sheet data as of March 31, 2013 and 2014 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the years ended March 31, 2010 and 2011, and the Balance Sheet data as of March 31, 2010, 2011, and 2012 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2010	2011		2012	2013	2014
Net sales	$81,614	$84,022		$64,783	$54,074	$40,932
Cost of sales	68,958	74,474		55,318	47,264	37,788
Gross profit	12,656	9,548		9,465	6,810	3,144
Selling, general and administrative expenses	15,505	13,941		12,273	10,803	10,327
Other income (expenses), net	4,594	(4,435	)(2)	639	274	(62)
Operating income (loss)	1,745	(8,828	)(2)	(2,169)	(3,719)	(7,245)
Non-operating income, net	444	1,096		1,190	2,056	379
Income (loss) before income taxes	2,189	(7,732)		(979)	(1,663)	(6,866)
Income taxes	690	382		482	328	624
Net income (loss) attributable to Deswell Industries, Inc.	1,499	(8,114)		(1,461)	(1,991)	(7,490)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(3)	-	-		(746)	718	57
Total comprehensive income (loss) attributable to Deswell Industries, Inc.	$1,499	$(8,114)		$(2,207)	$(1,273)	$(7,433)
Net income (loss) per share attributable to Deswell Industries, Inc.(3):
Basic:
Net income (loss) per share(4)	$0.09	$(0.50)		$(0.09)	$(0.12)	$(0.46)
Weighted average common shares outstanding(4) (shares in thousands)	15,965	16,193		16,197	16,468	16,186
Diluted:
Net income (loss) per share(4)	$0.09	$(0.50)		$(0.09)	$(0.12)	$(0.46)
Weighted average common and potential common shares outstanding(4) (shares in thousands)	16,039	16,193		16,197	16,560	16,186
Statistical Data:
Gross margin	15.5%	11.4%		14.6%	12.6%	7.7%
Operating margin	2.1%	-10.5%		-3.3%	-6.9%	-17.7%
Dividends per share	$0.10	$0.10		$0.12	$0.30	0.22

Balance Sheet Data:
	2010	2011		2012	2013	2014
Working capital	$59,848	$59,689		$60,933	$58,298	$50,868
Total assets	134,011	127,159		121,959	112,565	100,636
Long-term debt, less current portion	-	-		-	-	-
Total debt	-	-		-	-	-
Shareholders’ equity	121,015	111,287		107,689	101,576	89,610

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	Other expenses, net and operating loss for the year ended March 31, 2011 included a non-cash impairment charge to property, plant and equipment used in the Company’s plastic segment of $4,474,000.

(3)	See Note 4 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the years ended March 31, 2012, 2013 and 2014.

(4)	Basic earnings (loss) per share excludes dilution from potential common shares and is computed by dividing income (loss) attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution from potential common shares.

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

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2014, we had three major customers, each accounting for more than 10% of our net sales and together for 43.2% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2014 under U.S. income tax laws and may be a PFIC for years after fiscal 2014. If we were a PFIC in fiscal 2014, or are a PFIC in later years, US investors could suffer adverse US federal income tax consequences in such years.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets, including goodwill. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”). Cash and cash equivalents, even if they are part of the working capital of a company, constitute “passive” assets for the purposes of the PFIC asset test.

We believe that we were a PFIC for our year ended on March 31, 2014 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

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

The consumer price index (CPI), a major gauge of China’s inflation, decreased to 2.57% in 2013 from 2.62% in 2012 on an annual average basis. Historically, from 1986 until January 2014, China’s inflation rate has averaged 5.76%. At China’s annual National People’s Congress held in early March 2014, a target rate for consumer price inflation of 3.5% was set for 2014, the same goal as in 2013. Rising labor costs and energy prices are expected to be the main contributors to inflation for 2014.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% May 2010 and another 20% in March 2011. Effective May 1, 2013, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 19.1%. There has been no increase in minimum wages for the Dongguan area since that time.

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

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The midpoint exchange rates between Hong Kong dollars and the U.S. dollar were approximately 7.764, 7.763 and 7.758 at March 31, 2012, 2013 and 2014, respectively, as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2014.

(1)	RMB (yuan) to US dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the US dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 91% of the Company total, about 49.0%, 33.0% and 51.0% were in RMB during the years ended March 31, 2012, 2013 and 2014, respectively.

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

At March 31, 2014, we had cash on hand of $23.3 million and time deposits maturing over three months of $11.3 million, which were invested in short-term interest bearing investments at banks or other financial institutions. Of that amount, approximately $13.4 million was held in banks and other financial institutions in Hong Kong, $2.0 million in Macao and $19.2 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately US$64,500 based on the midpoint exchange rate for June 30, 2014 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately US$62,000 based on the midpoint exchange rate for June 30, 2014 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. However, we are not aware of the amount or limit of deposit protection that may be provided by the PRC government. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

We compete with a number of different companies in production of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with Asian-based manufacturers and/or suppliers of injection-molded plastic parts and components, major global electronic manufacturing services (EMS) providers, other smaller EMS companies that have a regional or product-specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers which compete in our end markets. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2012, 2013 and 2014:

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

We conduct most of the manufacturing of electronic products for our customers on a “turnkey” basis, where we mainly take care of materials procurement, as well as product design and development for customers’ selection and collaboration. Turnkey manufacturing involves greater resource investment and inventory risk management than consignment manufacturing, where the customer provides the components and materials needed to manufacture the products it orders. If we fail to manage our inventory effectively, we may bear the risk of fluctuations in materials costs, scrap and excess inventory, all of which can have an adverse impact on our business, financial condition and results of operations. In addition, delays, cancellations or reductions of orders by our customers could result in an excess of materials. An excess of components and materials would increase our costs of maintaining inventory and may increase the risk of inventory obsolescence and impairment charges, which may increase our costs and decrease operating margins and otherwise harm our operating results.

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2014, we maintained fire, casualty and theft insurance aggregating approximately $84.2 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2014, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

Under the unified enterprise income tax law (“EIT Law”), dividends payable to foreign investors which are derived from sources within the PRC are subject to income tax at the rate of 10% by way of withholding unless the foreign investors are companies incorporated in countries which have a tax treaty agreement with PRC and the rate agreed by both parties will be applied. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises have been reduced. Since we derive the funds distributed to shareholders from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.

Under China’s EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

Under the PRC’s EIT Law, an enterprise established outside of China whose “de facto management bodies” are located in China is considered a “resident enterprise” and is subject to the 25% enterprise income tax rate on its worldwide income. The EIT Law and its implementing rules were effective as of January 1, 2008 and represent a milestone in the PRC tax system.

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 21 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for significant amounts of our global sales. The United States was our number one market in our year ended March 31, 2012 and our number two market in our years ended March 31, 2013 and March 31, 2014. See Item 4 “INFORMATION ON THE COMPANY – Customers and Marketing” on page 28 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area.

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

Our administration and accounting offices are located in Macao, formerly a Portuguese Colony, and some of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Macao and Hong Kong was transferred to China effective on December 20, 1999 and July 1, 1997, respectively. Since their transfers, Macao and Hong Kong have become Special Administrative Regions of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Macao or Hong Kong. Under the principle of “one country, two systems,” Macao and Hong Kong maintain legal systems that are different from that of China. Macao’s legal system is based on the Basic Law of the Macao Special Administrative Region and, similarly, Hong Kong’s legal system is based on the Basic Law of the

Hong Kong Special Administrative Region. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s accession to the World Trade Organization (introducing market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Macao and Hong Kong remain uncertain, and any instability could have an adverse impact on our business.

The PRC’s national labor law restricts our ability to reduce our workforce if we conclude that we need to make future reductions.

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. In response to prevailing business conditions, we reduced our workforce by 650, 248 and 360 during the years ended March 31, 2012, 2013 and 2014, respectively.

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

Corruption, extortion, bribery, pay-offs, theft, and other fraudulent practices remain common in China. For example, in fiscal 2006, we recorded a provision of approximately $1 million for doubtful sales transactions, consisting of orders primarily from three customers for products of the metallic parts division of our electronic & metallic parts business segment that had been shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment. Documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company’s metallic parts division who, with the assistance of a former Production and Materials Control Supervisor in that division, had concealed such documentation. We could suffer additional losses from similar or other fraudulent practices if we are not successful in implementing and maintaining preventative measures.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2014, approximately 69.1% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2014, our balance sheet included approximately $38.7 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions on our business in recent periods, forecasting future business remains difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. For example, because of the impact during fiscal 2011 on our injection molded plastics business of the world-wide economic slowdown prevailing in that period, we recorded non-cash impairment charges to property, plant and equipment used in that segment of $4.5 million, more than doubling the total operating loss we would have otherwise reported for the year ended March 31, 2011. We recorded an impairment charge of $197,000 on property, plant and equipment used in our plastic manufacturing operations for the year ended March 31, 2013 and $490,000 for the year ended March 31, 2014. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

On June 30, 2014, members of our senior management and Board of Directors as a group beneficially owned approximately 23.0% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

As permitted by the law of the BVI, our Memorandum and Articles of Association, which are the terms used in the BVI for a corporation’s charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock or to create from time to time and issue one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). Our board’s ability to amend our charter documents without shareholder approval, including its ability to create and issue preference shares, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, we are exempt or excluded from certain provisions applicable to United States public companies including:

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

In addition, because we are a foreign private issuer, certain of the corporate governance standards of The NASDAQ Stock Market that are applied to domestic companies having securities included on The NASDAQ Stock Market are not applicable to us. For example, as a foreign private issuer organized under the law of the BVI, we may follow our home company practice in lieu of some of the corporate governance provisions of sections 5600 et. seq. of NASDAQ’s Marketplace Rules. Accordingly, as the law of the BVI does not prohibit us from doing so and since our practices are in compliance with our Memorandum and Articles of Association, we follow our home company practices with respect to the following NASDAQ Market Place rules:

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

Item 4. INFORMATION ON THE COMPANY

Corporate Information

Deswell Industries, Inc. was founded in 1987 in Hong Kong and moved its manufacturing operations to China in 1990 to take advantage of lower overhead cost, competitive labor rate and tax concessions available in Shenzhen, China as compared with Hong Kong.

We were reincorporated in December 1993 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (“the IBCA Act”). Effective on January 1, 2007, the BVI repealed the IBCA Act, and simultaneously with such repeal, we were automatically re-registered under the BVI’s corporate law replacing the IBCA Act, the BVI Business Companies Act, 2004.

The Company’s registered agent in the BVI is Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, and its telephone number is (853) 2832-2096 and its facsimile number is (853) 2832-3265. Our principal manufacturing facilities and operations are currently based in Dongguan, Guangdong, China.

Important Events in Deswell’s Development that Have Occurred since April 1, 2013

In March 2012, the Company announced that its board of directors had unanimously approved, a share repurchase program authorizing Deswell’s management to purchase up to $4 million of Deswell’s outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. During the years ended March 31, 2013 and March 31, 2014, Deswell purchased an aggregate of 414,162 and 561,409 of its common shares at a total cost of $1,102,000 and $1,411,000, or an average of $2.66 and $2.51 per share, respectively. The repurchase program had been completed by March 31, 2014. For information regarding share repurchases Deswell made during each month of fiscal 2014, see Item 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS on page 60 of this Report.

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2014.

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
(A Macao incorporated company)
100%
Shenzhen Kwan Wing Trading (Company) Ltd.
(A limited liability China Foreign Operation)

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years in the period ended March 31, 2014 included the following (dollar amounts in thousands):

	Year ended March 31,
	2012	2013	2014
Purchase of property, plant and equipment	$282	$951	$853
Proceeds from the sale of property, plant and equipment, net of transaction costs	314	96	1,086

Our major capital expenditures in fiscal 2014 included:

•	$600,000 for plant and machinery for plastic and electronic products;

•	$190,000 for leasehold improvements; and

•	$60,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2013 included:

•	$600,000 for plant and machinery for plastic and electronic products;

•	$280,000 for leasehold improvements; and

•	$70,000 for motor vehicles.

Our major capital expenditures in fiscal 2012 included:

•	$50,000 for plant and machinery for plastic and electronic products;

•	$140,000 for furniture, fixtures and equipment; and

•	$90,000 for leasehold improvements.

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

Management believes that the current plant facility has sufficiently met the Company’s existing requirements. Thus, the Company has postponed Phase IV of construction, consisting of previously planned additions of two dormitory units and two other buildings. We may choose to inaugurate this last phase of construction if additional production capacity is required in the future.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 43.7%, 49.4% and 47.2% of the Company’s total sales during the years ended March 31, 2012, 2013 and 2014, respectively. At March 31, 2014, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, Guangzhou, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 25 to 90 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2014, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2014, the Company made an average of approximately 20 to 25 molds each month. The average weight of the molds produced by the Company is about 2,000 pounds costing an average of $12.00 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2014, the Company had approximately 245 injection molding machines, ranging from 30 to 2,000 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines, which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2014, the Company disposed of 124 old plastic injection molding machines and did not add any new ones.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2014 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of PCBs with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2012, 2013 and 2014, manufacturing of electronic products accounted for approximately 54.5%, 49.4% and 52.8%, respectively, of the Company’s total sales.

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

Metal Parts Manufacturing

In an aggregate of approximately 111,000 square feet of factory space at March 31, 2014 located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. While the Company’s metal molds and metal parts (products) manufacturing accounted for approximately 1.7% and 1.2% of Deswell’s total sales during the year ended March 31, 2012 and 2013, respectively, no sales revenues were recorded for the fiscal year 2014.

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

Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2012, 2013 and 2014.

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

Because plastic resins are commodity products, the Company has no long-term supply agreements for plastic resins. The Company selects its suppliers based on price, lead time, the brand name or those that are appointed by its customers. Most of its plastic resins are obtained from suppliers Mainland China and Hong Kong. Deswell normally maintains a two to three month inventory supply.

The Company used in excess of 3,927,000 pounds of plastic resins during the year ended March 31, 2014. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally has enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks from by providing turnkey manufacturing of electronic products” beginning on page 11 and 12 of the Risk Factor section of this Report, respectively.

Raw Metal

The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2012, 2013 and 2014. Typically, the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2012, 2013 and 2014. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2012, 2013 and 2014:

	Year ended March 31,
Geographical Area	2012	2013	2014
China	34.0%	41.6%	38.8%
United States	40.7	31.7	27.1
Europe	3.5	10.2	15.1
Hong Kong	0.4	7.1	8.7
United Kingdom	11.7	3.5	4.2
Others	9.7	5.9	6.1
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 38.8% of our total net sales for the year ended March 31, 2014 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2012, 2013 and 2014:

	Year ended March 31,
	2012	2013	2014
VTech Telecommunications Ltd.	12.6%	13.0%	15.8%
Lenbrook Industries Ltd.	*	11.1%	15.7%
Loud Technologies, Inc.	*	*	11.7%

*	Less than 10% in the year indicated.

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

Competition

We compete with a number of different companies in production of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who can manufacture internally and who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers who compete in our end markets.

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

Property, Plants and Equipment

Macao

The Company leases Units 17B and 17E, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao from an unaffiliated party, each being for a term of two years to July 2016. The premises are used as trading, administrative and accounting offices for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $2,900.

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2014 constructed approximately

•	1,070,000 square feet of factory space,

•	91,000 square feet of amenity space,

•	133,000 square feet of office building space, and

•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

The Company owns 12 apartment units located near its plastic manufacturing factories that are used for housing senior management. At March 31, 2014, the Company leased one dormitory for factory staff near its plastics manufacturing factories in Dongguan. The dormitory is leased for a period of six months expiring in October 2014. The aggregate monthly rental is approximately $430.

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

At March 31, 2014, the Company leased approximately 69,400 square feet of manufacturing space in Chang An, Dongguan, China for its contract metal manufacturing operations. These premises are leased from a third party and the lease expires in May 2015. The aggregate monthly rental is approximately $10,300.

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

PRC Income Taxes

From January 1, 2008, with the effect of the new PRC Income Tax Law, the standard income tax rate for all subsidiaries operating in the PRC has been reduced from the rate of 33% to 25%.

Accordingly, with the enactment of new PRC Enterprise Tax effective January 1, 2008, the benefits the Company previously enjoyed, such as receiving tax refunds as a result of its reinvestment of profits in certain of its subsidiaries in China and favorable concession rates, are no longer available.

The Company is subject to the applicable transfer pricing rules in PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 “Implementation Regulations of Special Tax Adjustments (Provisional)”(“Guo Shui Fa [2009] No.2”), which took effect at the beginning of calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external consultants have prepared transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) of its subsidiaries in PRC for every calendar year.

The amount of current tax liability at March 31, 2014 includes the deemed profit tax estimated by the management for the calendar year 2013 and the three months ended March 31, 2014. The amounts have been estimated based on the Contemporaneous Documentations.

Business Segment Information

Deswell’s operations are generally organized in three segments: plastic injection molding, which we sometimes refer to as the “plastics segment”, and electronic products assembling and metallic parts manufacturing. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. Results from the Company’s metallic parts manufacturing operations have not been material to the Company’s operations as a whole and have therefore been combined with the electronic and metallic segment for the table presentation and discussion below and elsewhere in this Report. As so combined, we refer to them as the “electronic & metallic segment.” The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2014:

	Year ended March 31, 2012			Year ended March 31, 2013			Year ended March 31, 2014
	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total	Plastic Injection Molding Segment	Electronic & Metallic Segment	Total
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	81.7	88.3	85.4	85.9	88.8	87.4	88.3	95.9	92.3
Gross profit	18.3	11.7	14.6	14.1	11.2	12.6	11.7	4.1	7.7
Selling, general and
administrative expenses	26.8	12.8	18.9	27.0	13.2	20.0	34.7	16.7	25.2
Other income (expenses), net	1.9	0.3	1.0	(0.5)	1.5	0.5	(1.9)	1.4	(0.2)
Operating loss	(6.6)	(0.8)	(3.3)	(13.4)	(0.5)	(6.9)	(24.9)	(11.2)	(17.7)
Non-operating
income, net	3.0	0.9	1.8	6.7	1.0	3.8	1.6	0.3	0.9
Income (loss) before
income taxes	(3.6)	0.1	(1.5)	(6.7)	0.5	(3.1)	(23.3)	(10.9)	(16.8)
Income taxes	1.2	0.4	0.7	0.8	0.4	0.6	0.7	2.3	1.5
Net income (loss)	(4.8)%	(0.3)%	(2.2)%	(7.5)%	0.1%	(3.7)%	(24.0)%	(13.2)%	(18.3)%

Year ended March 31, 2014 (Fiscal 2014) Compared to Year Ended March 31, 2013 (Fiscal 2013)

Net Sales - The Company’s net sales for the year ended March 31, 2014 were $40,932,000, a decrease of $13,142,000 or 24.3% as compared to $54,074,000 in the corresponding period in fiscal 2013. The decrease was related to a decrease in sales revenues of $7,387,000 in our plastic segment and $5,755,000 in our electronic and metallic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was due to a decrease in sales orders from existing customers reflecting continued unstable global economic conditions. The decrease in net sales was related to a decrease in total orders of $7,887,000 , offsetting an increase of $500,000 in orders from existing customers. The decrease in orders for printing and tooling equipment, and baby cutlery products represented 50.7% and 15.1%, respectively, of the decrease in total net sales in fiscal 2014, as compared to fiscal 2013.

The revenue decrease in the electronic and metallic segment was mainly due to a decrease of $7,819,000 in orders from existing customers for professional audio instrument and metallic products, offsetting an increase of $2,060,000 in orders for professional audio and home entertainment products from other existing customers. The decrease in sales orders was mainly attributed to sluggish demand for products resulting from the tepid economic recoveries in Europe and the United States.

In fiscal 2014, Vtech Telecommunications Limited continued to be the Company’s first largest customer, accounting for 15.8%, followed by Lenbrook Industries, Ltd. and Loud Technologies, Inc. representing 15.7% and 11.7% of total net sales. There were increases in % of sales to these customers to total net sales ranging from 2.8% to 4.6%. This increase has proved management’s continued effort to leverage existing strengths to grow existing customer sales. For a discussion of Deswell’s historical dependence on a few major customers, see the Risk Factor entitled “We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.” in Item 3. KEY INFORMATION.

Gross Profit - Gross profit for the year ended March 31, 2014 was $3,144,000, representing a gross profit margin of 7.7%. This compared with the overall gross profit and gross profit margin of $6,810,000 or 12.6% for the year ended March 31, 2013.

Gross profit in the plastic segment decreased by $1,515,000 to $2,257,000 or 11.7% of net sales for the year ended March 31, 2014, as compared to $3,772,000 or 14.1% of net sales, for the same period in the prior fiscal year. The decrease in gross margin for the plastic segment was mainly due to increases, as percentage of net sales, in labor costs resulting from a raise in minimum wage rate, and in depreciation expense, when compared with last fiscal year.

Gross profit in the electronic and metallic segment decreased by $2,151,000 to $887,000 or 4.1% of net sales for the year ended March 31, 2014, as compared to $3,038,000 or 11.1% of net sales, for last fiscal year. The decrease in gross margin was mainly attributed to an increase in labor cost due to the combined effect of an increase in allowances and a raise in minimum wage rate, as compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2014 were $10,327,000 or 25.2% of total net sales, as compared to $10,803,000 or 20.0% of total net sales for the year ended March 31, 2013. SG&A expenses decreased by $476,000 or 4.4% in fiscal 2014 compared to last fiscal year.

SG&A expenses in the plastic segment decreased by $486,000 to $6,718,000 or 34.7% of net sales for the year ended March 31, 2014, compared to $7,204,000 or 27.0% of net sales for fiscal 2013. The decrease was primarily related to decreases of $169,000 in staff cost and welfare, $201,000 in selling expenses and $160,000 in depreciation, offsetting an increase of $61,000 in director remuneration, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic and metallic segment increased by $10,000 to $3,609,000 or 16.7% of net sales for the year ended March 31, 2014, compared to $3,599,000 or 13.2% of net sales for fiscal 2013. The slight increase was primarily related to the increase of $36,000 in selling expense, offsetting decreases of $9,000 in bank charges as well as $14,000 in depreciation expense, when compared to prior fiscal year.

Other income (expenses), net - Other expenses were $62,000 for the year ended March 31, 2014, as compared to other income of $274,000 in prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2014 was $370,000, as compared to other expense of $140,000 for prior fiscal year. The increase in other expense was mainly due to charges of $490,000 for impairment of property, plant and equipment, offsetting gains of $301,000 from the sale of fixed assets and of $58,000 from the sale of materials, as compared to an exchange gain of $75,000 and charges of $197,000 for impairment of property, plant and equipment during fiscal 2013.

Other income attributable to the electronic and metallic segment for the year ended March 31, 2014 was $308,000, as compared with other income of $414,000 for the prior fiscal year. This decrease in other income was mainly due to a reversal of provisions of $54,000 for doubtful receivables, a gain of $91,000 on disposal of fixed assets, write-off of long term accounts payables for $57,000 during the year ended March 31, 2014, as compared to provisions of $153,000 for doubtful receivables, a gain of $62,000 on disposal of fixed assets, and write-off of long term accounts and other payables for $209,000 during last fiscal year.

Operating Loss - Operating loss was $7,245,000 for the year ended March 31, 2014, as compared to operating loss of $3,719,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $4,832,000, or negative 25.0% of net sales in the year ended March 31, 2014, as compared to an operating loss of $3,572,000 or negative 13.4% of net sales in fiscal 2013. The increase in operating loss in the plastic segment was mainly due to decreased sales revenues leading to a decrease in gross margin and an increase in SG&A expense as a percentage of net sales as described above.

The electronic and metallic segment reported an operating loss of $2,413,000 or negative 11.2% of net sales in the year ended March 31, 2014, compared to an operating loss of $147,000 or negative 0.5% of net sales in fiscal 2013. The increase in operating loss was due to a decrease in gross margin and an increase in SG&A expense as described above.

Non-operating income – Non-operating income for the year ended March 31, 2014 was $379,000, as compared to non-operating income of $2,056,000 in last fiscal year. This was primarily due to decrease of $577,000 in income from securities investments, and $1,041,000 in unrealized loss on the revaluation of marketable securities as compared to fiscal 2013.

Income Taxes – Income tax for the year ended March 31, 2014 represented an income tax expense of $347,000 and a deferred tax provision of $277,000, as compared to an income tax expense of $150,000 and a deferred tax provision of $178,000 in last fiscal year.

On a segment basis, there was income tax expense of $54,000 and a deferred tax provision of $84,000 in the plastic segment for the year ended March 31, 2014, as compared to income tax expense of $44,000 and a deferred tax provision of $181,000 during the last fiscal year. The income tax of the electronic and metallic segment was comprised of income tax expense of $293,000 and a deferred tax provision of $193,000 for the year ended March 31, 2014, as compared to income tax expense of $106,000 and a deferred tax benefit of $3,000 in fiscal 2013.

Net Loss – The Company had a net loss of $7,490,000 for the year ended March 31, 2014, as compared to a net loss of $1,991,000 for the year ended March 31, 2013. Net loss for the year ended March 31, 2014 represented negative 18.3% of net sales, compared to negative 3.7% in fiscal 2013. The increase in net loss was mainly the result of decreases in gross margin and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2014 totaled $4,655,000, as compared to a net loss of $2,011,000 for fiscal 2013. The increase in net loss in the plastic segment was mainly the result of decreases in gross margin and non-operating income as well as an increase in SG&A expense as a percentage of net sales as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2014 was $2,835,000, compared to net income of $20,000 for fiscal 2013. The increase in net loss of the electronic and metallic segment was mainly attributable to a decrease in gross margin and an increase in SG&A expense as described above.

Year ended March 31, 2013 (Fiscal 2013) Compared to Year Ended March 31, 2012 (Fiscal 2012)

Net sales - The Company’s net sales for the year ended March 31, 2013 were $54,074,000, a decrease of $10,709,000, or 16.5%, as compared to fiscal 2012. The decrease was related to decreases in sales revenue of $1,614,000, or 5.7%, at our plastic segment, and $9,095,000, or 25.0%, from our electronic & metallic segment, as compared with respective net sales from these segments in fiscal 2012. The decrease in sales revenues was mainly attributed to a decrease in customer orders, evidently indicating that our customers in the United States are still feeling the effects of the economic downtown and are recovering more slowly than the markets there generally.

The decrease in sales revenues at the plastic segment was mainly attributed to a reduction in total orders of $5,396,000, offsetting an increase of $3,783,000 in orders from existing customers. The decrease in orders are mainly attributed by plastic sales for telephone and office equipment, representing 18.1% and 40.7%, respectively, of the decrease in total sales in fiscal 2013, as compared to fiscal 2012.

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

Net loss for the plastic segment for the year ended March 31, 2013 totaled $2,011,000, as compared to a net loss of $1,345,000 for fiscal 2012. Increase in net loss of the plastic segment resulted primarily from the decrease in gross margin, and because of other expense of $140,000 incurred in fiscal 2013 versus other income of $528,000 incurred in fiscal 2012, as described above.

Net income for the electronic & metallic segment for the year ended March 31, 2013 was $20,000, compared to a net loss of $116,000 for the prior fiscal year. The improvement in net income of the electronic and metallic segment was mainly from the increase in other income during fiscal 2013, as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the three years in the period ended March 31, 2014 (in thousands):

	Year ended March 31,
	2012				2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$18,324	$18,020	$16,241	$12,198	$14,488	$16,303	$13,766	$9,517	$11,120	$11,869	$10,724	$7,944
Gross profit	3,161	2,528	2,367	1,409	2,238	2,625	1,616	331	773	1,045	1,127	199
Operating income (loss)	114	(225)	(406)	(1,652)	(319)	(75)	(657)	(2,668)	(1,392)	(1,519)	(1,348)	(2,986)
Net income (loss)	75	(914)	91	(713)	40	189	(221)	(1,999)	(1,720)	(1,228)	(1,421)	(3,121)

(1) The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2014 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2012	2013	2014(1)	2012	2013	2014(1)	2012	2013	2014(1)	2012	2013	2014(1)
Net sales	$18,324	$14,488	$11,120	$18,020	$16,303	$11,869	$16,241	$13,766	$10,724	$12,198	$9,517	$7,944
Gross profit	3,161	2,238	773	2,528	2,625	1,045	2,367	1,616	1,127	1,409	331	199
Operating income (loss)	114	(319)	(1,392)	(225)	(75)	(1,519)	(406)	(657)	(1,348)	(1,652)	(2,668)	(2,986)
Net income (loss)	75	40	(1,720)	(914)	189	(1,228)	91	(221)	(1,421)	(713)	(1,999)	(3,121)

(1) The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2014, the Company has not experienced any other significant seasonal fluctuations.

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, in addition to the appreciation of the RMB to the US dollar, inflation in China has recently affected the Company significantly.

The consumer price index (CPI), a major gauge of China’s inflation, increased 1.90% in January 2013 from levels in January 2012. Historically, from 1986 until 2013, China’s inflation rate has averaged 5.86% and China has set its inflation target for 2013 at 3.5%, higher than the actual inflation rate for 2013 of 2.6%. The central government of China has been encouraging wage hikes in the hope of boosting consumer spending and reducing the economy’s reliance on exports.

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

According to government regulations, the local governments should undertake an adjustment review on minimum wages at least once every two years. From 2008 to 2012, minimum wage levels across the country have registered an average 12.6 percent annual growth rate. And in 2013, 27 provinces and municipalities, including the city where our plants are located, increased their minimum wage by an average of 17 percent. Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. Continuing material increases in our cost of labor will continue to increase the Company’s operating costs and will adversely affect Deswell’s financial results unless it passes on such increases to customers by increasing the prices of products and services. The effect of increases in the prices of products and services would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those Deswell offers in lower-cost regions of the world. If the Company does not increase prices to pass on the effect of increases in labor costs, Deswell’s margins and profitability would suffer.

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

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and relatively stable. The midpoint exchange rates between Hong Kong dollars and the U.S. dollar were approximately 7.764, 7.763 and 7.758 at March 31, 2012, 2013 and 2014, respectively, as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the US dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2014.

(1)	RMB (yuan) to US dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2012, 2013 and 2014 and at March 31, 2014, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2014, net cash used in operations totaled $1,878,000, including a net loss of $7,490,000, depreciation and amortization expenses of $3,621,000. Accounts receivable decreased by $384,000 as compared to balances at March 31, 2013, primarily as a result of lower sales revenues generated during the fiscal year. Inventories decreased by $230,000 over levels at March 31, 2013, primarily because of relatively lower demand for raw materials purchase resulting from reduced sales orders during the fiscal year. Accounts payable decreased by $479,000 over levels at March 31, 2013, primarily because of the decrease in materials purchases. For the year ended March 31, 2013, net cash provided by operations totaled $8,410,000, including a net loss of $1,991,000 and depreciation and amortization expenses of $4,219,000.

Net cash used in investing activities amounted to $2,341,000 for the year ended March 31, 2014, while net cash used in investing activities in fiscal 2013 amounted to $4,289,000. Capital expenditures during these periods totaled $853,000 and $951,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2014, there was an increase in fixed deposits over three months for $2,574,000.

In fiscal 2013, we acquired marketable securities for $7,983,000 and received cash proceeds from sale of the marketable securities for $2,361,000 and of available-for-sale securities for $6,864,000, as well as increases in fixed deposits over three months for $4,676,000.

Net cash used in financing activities for the years ended March 31, 2014 and 2013 were $4,533,000 and $5,164,000, respectively. Net cash we used in financing activities during the year ended March 31, 2014 was mainly to fund dividend payments to shareholders of $3,615,000, the receipt from the exercise of stock options from employees for $493,000, as well as $1,411,000 used in purchase of treasury shares. Net cash we used in financing activities during the year ended March 31, 2013 was mainly to fund dividend payments to shareholders of $5,357,000 and the receipt from the exercise of stock options from employees of $1,295,000, as well as $1,102,000 used in repurchase of treasury shares.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2014 remained at 5.0%, the same rate it was at March 31, 2013 and at March 31, 2012.

At March 31, 2014, the Company had cash and cash equivalents of $23,278,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2014, the Company had capital commitments totaling $133,000 mainly to purchase plant and machinery, leasehold improvements and computer packages, which are expected to be disbursed during the year ending March 31, 2015.

A summary of our contractual obligations and commercial commitments as of March 31, 2014 is as follows:

	Payments due by period (in thousands)
			Period from	Period from	Period
		Year ending	April 1, 2015	April 1, 2017	after
		March 31,	to March 31,	to March 31,	March 31,
Contractual obligations	Total	2015	2017	2019	2019
Long-term bank borrowing	$-	-	-	-	-
Capital (finance) lease obligations	$-	-	-	-	-
Operating lease payments	$169	147	22	-	-
Capital commitment	$133	133	-	-	-
Other purchase obligations	$2,192	2,192	-	-	-
Other long-term liabilities reflected on Company’s balance sheet under US GAAP	$-	-	-	-	-
Total	$2,494	$2,472	$22	$-	$-

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

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $nil, $197,000 and 490,000 for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Goodwill

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

Based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392,000 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2014 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	69	Chairman of the Board of Directors
Edward So Kin Chung	41	Chief Executive Officer
Chin Pang Li	68	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	68	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	67	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	68	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	36	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 15 years and has been with Deswell for 8 years. He was recently appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or senior management was selected as a director or member of senior management.

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid and accrued by the Company and its subsidiaries was approximately $1,455,000 and $561,000, respectively, during the year ended March 31, 2014 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2014.

No options under the Company’s 2003 Stock Option Plan (or otherwise) were granted during the year ended March 31, 2014.

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

Audit Committee

The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company’s auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company’s independent accountants, consults on the adequacy of the Company’s internal controls and accounting procedures, and reviews and approves financial statements and reports. Deswell’s audit committee consists of Messrs. Hung-Hum Leung, Allen Yau-Nam Cham and Wing-Ki Hui, each of whom is an independent director within the meaning of that term under Rule 5605(a)(2) of the NASDAQ Marketplace Rules. Mr. Allen Yau-Nam Cham currently acts as the Chairman of the Audit Committee.

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

Employees

At March 31, 2014, the Company employed 1,272 persons on a full-time basis, of which ten were located in Macao and 1,262 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2014:

•	740 engaged in plastic injection molding manufacturing, and

•	522 engaged in contract electronic manufacturing, metal molds and parts manufacturing.

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

On August 7, 2013, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option Plan to increase by 900,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 3,500,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual shareholders’ Meeting held on September 11, 2013.

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

Through June 30, 2014, options to purchase an aggregate of 5,269,000 shares had been granted under all of Deswell’s option plans. At June 30, 2014, there were options to purchase an aggregate of 132,000 common shares outstanding, and 1,636,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2014, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	2,261,416	(2)	14.1
Chin Pang Li	1,425,750	(3)	8.9
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

*	Less than 1%.

(1)	Based on 16,056,239 shares outstanding on June 30, 2014. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 2,261,416 shares held of record by Mr. Lau.

(3)	Consists of 1,425,750 shares held of record by Mr. Li.

(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.

(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2012	2013	2014
Richard Pui Hon Lau	11.4	11.5	14.1
Chin Pang Li	10.2	10.3	8.9
FMR LLC and Edward C. Johnson 3d	*(2)	*(2)	*(2)

(1)	Based on 16,481,810 shares outstanding at June 30, 2012, 16,228,308 outstanding at Jun 30, 2013 and 16,056,239 outstanding at June 30, 2014. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)	Less than 5 percent based on Amendment No. 2 to Schedule 13G filed by the listed person with the SEC on February 14, 2012.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2014, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2014, 11 holders of record with addresses in the United States held approximately 12.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2013 through June 30, 2014, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

Commencing with the fiscal year ended March 31, 2003, the Company announced it would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31,

•	2011 aggregating $810,000, which was based on results for the fourth quarter of the year ended March 31, 2010;

•	2012 aggregating $2,429,422, $1,619,581 of which was based on results for the last two quarters of the year ended March 31, 2011, and $809,841 of which was based on results for the first two quarters of the year ended March 31, 2012;

•	2013 aggregating $5,357,101, $2,844,208 of which was based on results for the last two quarters of the year ended March 31, 2012, and $2,512,893 of which was based on results for the first three quarters of the year ended March 31, 2013; and

•	2014 aggregating $3,615,090, $837,881 of which was based on results for the last quarter of the year ended March 31, 2013, and $2,777,209 of which was based on results for the first three quarters of the year ended March 31, 2014.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2014:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2014 and for the quarter ended June 30, 2014:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2014:

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Effective December 13, 2007, we amended and restated our Memorandum and Articles of Associations (collectively the “2007 Charter”), the instruments governing a company organized under the law of the BVI, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States.

Effective March 26, 2010, we amended Regulation 6.15 of our Articles of Association to reduce the number of our outstanding common shares that must be present in person or by proxy in order to hold any meeting of shareholders from no less than 50 percent to no less than 33⅓ percent.

Under our 2007 Charter, as amended through March 26, 2010 and applicable to the date of this Report (“our Charter”):

•	our shares are eligible for a direct registration system operated by a securities depository in accordance with Nasdaq Marketplace Rule 5210(c) (formerly Rule 4350(1)).

•	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our US and BVI counsel so as to (a) be consistent with the BVI Business Companies Act, 2004, as amended (the “Act”), the Act having come into force on January 1, 2004 superseding in certain respects the International Business Companies Act, 1984, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.

•	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.

•	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.

•	Holders of our shares:

o	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.

o	do not to have cumulative voting rights in the election of directors.

o	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under BVI law.

o	all of common shares are equal to each other with respect to liquidation and dividend rights.

o	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Objects and Purposes

Our objects and purposes are described in Clause 5 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the BVI.

Directors

Our Articles of Association (Regulation 12.4) provides that except as otherwise provided in the BVI Business Companies Act, 2004 (No. 16 of 2004) – the BVI corporate law that governs BVI companies like Deswell – no agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and such agreement or transaction has been approved by the irrevocable vote of a majority of the Company’s directors, including at least one Independent Director. In addition, the favorable vote of a majority of the directors, including at least one Independent Director, shall be required to approve any transaction or agreement between the Company and any officer of the Company or any person or entity holding ten percent or more of the outstanding Shares.

Our Articles of Association (Regulation 7.11) provide that the directors may by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

BVI law and our Articles of Association provide that the management of the business and the control of Deswell shall be vested in the directors, who in addition to the powers and authorities expressly conferred by the Articles of Association, may also exercise all such powers, and do all such acts and things, as may be done by Deswell and are not by the Articles of Association or BVI law expressly directed or required to be exercised or done by a meeting of shareholders. Our Articles of Association provide that the directors may by resolution exercise all the powers of Deswell to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of Deswell or of any third party.

BVI law and our Memorandum of Association and Articles of Association do not contain an age limit requirement for our directors. Under our Articles of Association, no shares are required for director’s qualification.

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 16,056,239 common shares were outstanding on June 30, 2014.

Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under BVI law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares. There are no provisions of the Articles of Association or Memorandum of Association that impose conditions with respect to changes in Deswell capital that are more stringent than is required by applicable law.

Calling Annual General Meetings and Extraordinary General Meetings of Shareholders

BVI law does not require a company, such as Deswell, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting (Regulation 6.3).

Under BVI law, unless otherwise provided by a company’s Memorandum of Association or Articles of Association, the directors may call meetings of shareholders at any time (Regulation 6.1) and, upon the written request of shareholders entitled to exercise ten percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders (Regulation 6.2).

BVI law and our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting (Regulation 6.6).

BVI law and our Articles of Association provide that notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting (Regulation 6.7).

Limitations on Share Ownership

BVI law and our Memorandum of Association and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercise voting rights to our common shares.

Potential Anti-Takeover Deterrence

Neither our Articles of Association nor Memorandum of Association contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. However, pursuant to our Memorandum and Articles of Association and pursuant to the laws of the BVI, our board of directors without shareholder approval may amend our Memorandum and Articles of Association, which could have the effect of changing the rights of shareholders, provided that a majority of our independent directors do not vote against the amendment and provided further that our directors may not make an amendment:

(a) to restrict the rights or powers of the shareholders to amend the Memorandum or the Articles;

(b) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c) where the Memorandum or the Articles cannot be amended by the Shareholders;

(d) change Clause 7 of our Articles of Association conferring the rights of our shareholders to one vote per share, the right to equal share in dividend paid by the company, or to surplus assets on liquidation; or

(e) change Clause 9 of our Articles of Association which sets forth rights of our shareholders and directors to amend our Memorandum and Articles of Association.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” There are currently no rules that provide any further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2014, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

As a result of the classification as a PFIC, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your common shares. Under the PFIC regime, any excess distribution and recognized gain will be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US Holder’s holding period for our common shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ’’Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares held by such U.S. Holders. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our common shares held by them are made.

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

British Virgin Islands Tax Consequences

Under the BVI Companies Act, 2004 of the BVI as currently in effect, a holder of common equity, such as our shares, who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the BVI for income tax or capital gains tax on gains realized on sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated under the Business Companies Act, 2004.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies originally incorporated under the IBCA Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the BVI.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Controls

There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Macao, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material BVI laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company’s common shares. BVI law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.

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

Foreign Currency Risk

At March 31, 2012, 2013 and 2014, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2014 of $23,278,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings (in thousands)
United States dollars	$9,764
Chinese RMB	11,416
Hong Kong dollars	1,996
Macao dollars	65
Euro	14
Japanese yen	18
Pounds sterling	4
Canadian dollars	1
$23,278

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $5,596,000 as at March 31, 2014 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2014, we had no long-term debt or short-term bank loans outstanding on our credit facilities.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Disclosures under Items 12A to 12D(2) of Form 20-F with respect to debt securities, warrants and rights, other securities, and American depository shares are not required when Form 20-F is used as an annual report and, in any event, are not applicable to Deswell. Disclosures under Items 12D(3) and 12D(4) of Form 20-F are required even when Form 20-F is used as an annual report. Deswell has no Amercian Depositary Receipts deposited or outstanding.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2014.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2014 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (1992).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2014, the Company’s internal control over financial reporting was effective based on above described criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2014 has been audited by BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm, with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2013 and 2014, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2014 and our report dated July 11, 2014 expressed an unqualified opinion thereon.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 11, 2014

Changes in Internal Controls

There were no changes in the Company’s internal controls during the period covered by this Report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Deswell’s Board of Directors has determined that at least one person serving on the Audit Committee is an “audit committee financial expert” as defined under Item 16A(b) of Form 20-F. Mr. Allen Yau-Nam Cham is an “audit committee financial expert.” Mr. Allen Yau-Nam Cham is independent, as that term is defined in 17 CFR 240.10A-3. There have been no amendments or waivers with respect to the code of ethics during the last fiscal year.

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics for the Chief Executive Officer and Chief Financial Officer, which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is included as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2013 and March 31, 2014 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2013 and 2014.

	Year ended March 31,
	2013	2014
	(In thousands)
Audit fees (1)	$193	$191
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
	$193	$191

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR THE AUDIT COMMITTEE.

As of the date of this Report, Deswell is not availing itself of an exemption from the independence standards contained in paragraph (b)(1)(iv) of Rule 10A-3 under the Securities Exchange Act of 1934 (except paragraph (b)(1)(iv)(B) of that Rule), the general exemption contained in paragraph (c)(3) of that Rule, or the last sentence of paragraph (a)(3) of that Rule.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

The following table sets information regarding purchases by Deswell of its common shares during the year ended March 31, 2014.

Issuer Purchases of Equity Securities (1)
Period	(a) Total Number of Shares (or Units) Puchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
4/1 to 4/30/2013	106,973	$2.56	106,973	$2,623,938
5/1 to 5/31/2013	6,669	$2.67	6,669	$2,606,159
6/1 to 6/30/2013	50,698	$2.58	50,698	$2,475,561
7/1 to 7/31/2013	66,589	$2.47	66,589	$2,310,953
8/1 to 8/31/2013	56,978	$2.57	56,978	$2,164,291
9/1 to 9/30/2013	35,534	$2.50	35,534	$2,075,385
10/1 to 10/31/2013	51,926	$2.54	51,926	$1,943,389
11/1 to 11/30/2013	89,924	$2.48	89,924	$1,719,928
12/1 to 12/31/2013	89,695	$2.43	89,695	$1,502,059
1/1 to 1/31/2014	6,423	$2.25	6,423	$1,487,607
2/1 to 2/28/2014	-		-	$1,487,607
3/1 to 3/31/2014	-		-	$1,487,607

Total	561,409	$2.51	561,409	$1,487,607

(1)	On March 14, 2012, the Company announced that its board of directors had unanimously approved a share repurchase program authorizing Deswell’s management to purchase up to $4 million of Deswell’s outstanding common shares during the next two years. During the years ended March 31, 2013 and 2014, there was no share purchase plan or program that either expired or with respect to which Deswell determined to terminate prior to expiration, or under which Deswell does not intend to make further purchases. All shares were purchased by Deswell.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2013 and 2014 and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2013 and 2014 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 11, 2014 expressed an unqualified opinion thereon.

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 11, 2014

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2013	2014

ASSETS
Current assets:
Cash and cash equivalents	$32,030	$23,278
Time deposits maturing over three months	8,684	11,258
Marketable securities (note 3)	6,168	5,303
Available-for-sale securities (note 4)	1,586	1,643
Accounts receivable, less allowances for doubtful accounts of $574 and $534 at March 31, 2013 and 2014, respectively	8,291	7,926
Inventories (note 5)	11,376	11,012
Prepaid expenses and other current assets (note 6)	1,152	1,474
Total current assets	69,287	61,894
Property, plant and equipment, net (note 7)	42,694	38,742
Deferred income tax assets (note 10)	192	-
Goodwill (note 8)	392	-
Total assets	$112,565	$100,636

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$3,144	$2,665
Accrued payroll and employee benefits	4,133	4,391
Customer deposits	1,254	1,780
Other accrued liabilities (note 9)	1,260	1,237
Income taxes payable	592	262
Deferred income tax liabilities (note 10)	606	691
Total current liabilities	$10,989	$11,026

Commitments and contingencies (note 11)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares; 16,801,810 and 17,031,810 shares issued as of March 31, 2013 and 2014; 16,387,648 and 16,056,239 shares outstanding as of March 31, 2013 and 2014	$52,443	$53,063
Treasury stock at cost; 414,162 and 975,571 shares as of March 31, 2013 and 2014 (note 14)	(1,102)	(2,513)
Additional paid-in capital	7,933	7,806
Accumulated other comprehensive income	5,288	5,345
Retained earnings	37,014	25,909
Total shareholders’ equity	101,576	89,610
Total liabilities and shareholders’ equity	$112,565	$100,636

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2012	2013	2014
Net sales	$64,783	$54,074	$40,932
Cost of sales	55,318	47,264	37,788
Gross profit	9,465	6,810	3,144
Selling, general and administrative expenses	12,273	10,803	10,327
Other income (expenses), net	639	274	(62)
Operating loss	(2,169)	(3,719)	(7,245)
Non-operating income, net	1,190	2,056	379
Loss before income taxes	(979)	(1,663)	(6,866)
Income taxes (note 10)	482	328	624
Net loss attributable to Deswell Industries, Inc.	(1,461)	(1,991)	(7,490)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	(746)	718	57
Total comprehensive loss attributable to Deswell Industries, Inc.	$(2,207)	$(1,273)	$(7,433)

Net loss per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net loss per share	$(0.09)	$(0.12)	$(0.46)
Weighted average common shares outstanding (shares in thousands)	16,197	16,467	16,186

Diluted:
Net loss per share	$(0.09)	$(0.12)	$(0.46)
Weighted average common and potential common shares (shares in thousands)	16,197	16,467	16,186

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total Shareholders’ Equity

Balance at March 31, 2011	16,194,810	50,809	-	-	7,719	5,316	47,443	111,287
Unrealized loss on available-for-sale securities	-	-	-	-	-	(746)	-	(746)
Stock-based compensation	-	-	-	-	549	-	-	549
Exercise of stock options	2,000	7	-	-	(3)	-	-	4
Net loss	-	-	-	-	-	-	(1,461)	(1,461)
Dividends ($0.12 per share)	-	-	-	-	-	-	(1,944)	(1,944)
Balance at March 31, 2012	16,196,810	50,816	-	-	8,265	4,570	44,038	107,689
Unrealized gain on available-for-sale securities	-	-	-	-	-	718	-	718
Exercise of stock options	605,000	1,627	-	-	(332)	-	-	1,295
Repurchase of common stock	-	-	(414,162)	(1,102)	-	-	-	(1,102)
Net loss	-	-	-	-	-	-	(1,991)	(1,991)
Dividends ($0.30 per share)	-	-	-	-	-	-	(5,033)	(5,033)
Balance at March 31, 2013	16,801,810	52,443	(414,162)	(1,102)	7,933	5,288	37,014	101,576
Unrealized gain on available-for-sale securities	-	-	-	-	-	57	-	57
Exercise of stock options	230,000	620	-	-	(127)	-	-	493
Repurchase of common stock	-	-	(561,409)	(1,411)	-	-	-	(1,411)
Net loss	-	-	-	-	-	-	(7,490)	(7,490)
Dividends ($0.22 per share)	-	-	-	-	-	-	(3,615)	(3,615)
Balance at March 31, 2014	17,031,810	53,063	(975,571)	(2,513)	7,806	5,345	25,909	89,610

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2012	2013	2014
Cash flows from operating activities
Net loss	$(1,461)	$(1,991)	$(7,490)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,920	4,219	3,621
Provision for doubtful accounts, net	18	214	(19)
Allowances for obsolete inventories	263	110	134
Impairment of property, plant and equipment	-	197	490
Gain on sale of property, plant and equipment	(77)	(78)	(392)
Unrealized holding (gain) loss on marketable securities	-	(186)	865
Gain on sales of marketable securities	(22)	(360)	-
Gain on sales of available-for-sale securities	-	(102)	-
Stock-based compensation expenses	549	-	-
Impairment of goodwill	-	-	392
Deferred income tax	175	180	277
Changes in operating assets and liabilities:
Accounts receivable	4,716	3,971	384
Inventories	3,402	4,366	230
Prepaid expenses and other current assets	(10)	1,012	(322)
Accounts payable	(1,123)	(2,597)	(479)
Accrued payroll and employee benefits	(193)	355	258
Customer deposits	292	(1,003)	526
Other accrued liabilities	(142)	(51)	(23)
Income taxes payable	(158)	154	(330)
Net cash provided by (used in) operating activities	11,149	8,410	(1,878)

Cash flows from investing activities
Purchase of property, plant and equipment	(282)	(951)	(853)
Proceeds from sale of property, plant and equipment, net of transaction costs	314	96	1,086
Purchase of marketable securities	(3,184)	(7,983)	-
Proceeds from sale of marketable securities	4,251	2,361	-
Purchase of available-for-sale securities	(8,376)	-	-
Proceeds from sales of available-for-sale securities	-	6,864	-
Increase in fixed deposits maturing over three months	(4,008)	(4,676)	(2,574)
Net cash used in investing activities	(11,285)	(4,289)	(2,341)

Cash flows from financing activities
Dividends paid	(2,430)	(5,357)	(3,615)
Proceeds from exercise of stock options	4	1,295	493
Repurchase of common stock	-	(1,102)	(1,411)
Net cash used in financing activities	(2,426)	(5,164)	(4,533)

Net decrease in cash and cash equivalents	(2,562)	(1,043)	(8,752)
Cash and cash equivalents, beginning of year	35,635	33,073	32,030
Cash and cash equivalents, end of year	$33,073	$32,030	$23,278

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$469	$2	$685

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in the People’s Republic of China (“PRC”). The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the PRC. From August 2003, these activities were moved to the Macao Special Administrative Region (“Macao”) of the PRC.

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

Based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. Please refer to Note (8) for details.

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

Available-for-sales securities - Available-for-sale securities are investments in debt securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of comprehensive loss upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the consolidated statements of comprehensive loss and reported net of taxes in the accumulated other comprehensive income component of shareholders’ equity until realized.

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

Property, plant and equipment - Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	30 - 50 years
Plant and machinery	5 - 15 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvements	2 - 5 years

Leases - Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. For the lessor, in addition to the four criteria mentioned above, a capital lease has to meet both of the following incremental criteria: a) the collectability of the minimum lease payments under the lease has to be reasonable predictable, and b) no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

For the lessee, a capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The total rental payments made under the leases are recognized in the consolidated statement of comprehensive loss as incurred. For the lessor, a capital lease is accounted for as sale-type lease, direct financing lease or leveraged lease. All other leases are accounted for as operating leases. Revenues are recorded to statement of comprehensive loss on a straight-line basis over the term of the lease. The Company has no capital leases as a lessee or lessor for any of the periods presented.

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

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that certain of long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $nil, $197 and $490 for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Other comprehensive income (loss) - Other comprehensive income (loss) for the years ended March 31, 2012, 2013 and 2014 represented unrealized gain (loss) on available-for-sale securities and were included in the consolidated statement of comprehensive loss.

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

	Year ended March 31,
Allowance for doubtful account	2012	2013	2014

Balance at beginning of the year	$599	$447	$574
Provision for the year	18	214	34
Bad debt recovery	-	-	(53)
Written off during the year	(171)	(88)	(21)
Exchange difference	1	1	-
	$447	$574	$534

The provision and the bad debt recovery for the year were charged to other income (expenses) in consolidated statements of comprehensive loss.

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2012, 2013 and 2014, shipping and handling costs expensed to selling expenses were $762, $704 and $650, respectively.

Income taxes - Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

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

Foreign currency translation - The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company’s subsidiaries conduct substantially all of their business in U.S. dollars, Hong Kong dollars or Chinese Renminbi. Notwithstanding this, U.S. dollar is considered by management to be the most appropriate functional currency of the Company’s subsidiaries because most of our customers contracted with our subsidiaries in U.S. dollars.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in the consolidated statement of comprehensive loss.

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7677, 7.7502 and 7.7558 as of March 31, 2012, 2013 and 2014, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.316, 6.249 and 6.196 as of March 31, 2012, 2013, and 2014, respectively.

Aggregate net foreign currency transaction gain included in other income were $266, $53 and $40 for the years ended March 31, 2012, 2013 and 2014, respectively.

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

For the years ended March 31, 2012, 2013 and 2014, the Company records stock-based compensation expenses amounted to $549, $nil and $nil in the consolidated statement of comprehensive loss respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2012, 2013, and 2014 were estimated using the Binomial option pricing model with the following assumptions:

	Year ended March 31,
	2012	2013	2014
Risk-free interest rate – weighted average	2.07%	N/A	N/A
Expected life of options – weighted average	10 years	N/A	N/A
Stock volatility	43.90%	N/A	N/A
Expected dividend yield	5.83%	N/A	N/A

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

Basic net loss per share and diluted net loss per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2012	2013	2014

Net loss attributable to Deswell Industries, Inc.	$(1,461)	$(1,991)	$(7,490)
Basic net loss per share	$(0.09)	$(0.12)	$(0.46)
Basic weighted average common shares outstanding	16,197	16,467	16,186
Effect of dilutive securities – Options	-	-	-
Diluted weighted average common and potential common shares outstanding	16,197	16,467	16,186
Diluted net loss per share	$(0.09)	$(0.12)	$(0.46)

For the years ended March 31, 2012, 2013 and 2014, potential common shares of 668,500, 668,500 and nil shares related to stock options are excluded from the computation of diluted net loss per share as their exercise prices were higher than the average market price.

As of March 31, 2012, 2013 and 2014, 1,017,000, 412,000 and 132,000 shares related to stock options are excluded from the calculations of diluted net loss per share because their inclusion would have been anti-dilutive.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Recent changes in accounting standards –In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 for public entities. Early adoption and retrospective application is permitted. The adoption of ASU 2013-11 is not expected to have material impact on its consolidated financial statements.

In March 2014, the FASB issued ASU 2014-06, Technical Corrections and Improvements Related to Glossary Terms, which relates to glossary terms and cover a wide range of Topics in the Codification. These amendments are presented in four sections: 1) Deletion of Master Glossary Terms arising because of terms that were carried forward from source literature to the Codification but were not utilized in the Codification; 2) Addition of Master Glossary Term Links arising from Master Glossary terms whose links did not carry forward to the Codification; 3) Duplicate Master Glossary Terms arising from Master Glossary terms that appear multiple times in the Master Glossary with similar, but not identical, definitions; and 4) Other Technical Corrections Related to Glossary Terms arising from miscellaneous changes to update Master Glossary terms. This ASU is effective on issuance. The adoption of ASU 2014-06 does not have any material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates a Topic 606 Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company believes that its adoption of ASU 2014-09 will not have any material impact on its consolidated financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,
	2013	2014

Cost	$5,982	$5,982

Market value	$6,168	$5,303

Unrealized gain (loss) for the years ended March 31, 2012, 2013 and 2014 were $nil, $186 and $(865), respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2012, 2013 and 2014 were $4,251, $2,361 and $nil, respectively and realized gain from sale of marketable securities for the years ended March 31, 2012, 2013 and 2014 were $22, $360 and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

4. Available-for-sale Securities

The Company acquired corporate bonds issued by Hong Kong listed companies with contractual maturities after 5 years.

	March 31,
	2013	2014

Cost	$1,614	$1,614

Market value	$1,586	$1,643

Unrealized gain (loss) for the years ended March 31, 2012, 2013 and 2014 were $(746), $718 and $57, respectively.

Net proceeds from sale of available-for-sales securities for the years ended March 31, 2012, 2013 and 2014 were $nil, $6,864 and $nil, respectively. Gross realized gains from sale of available-for-sales securities for the years ended March 31, 2012, 2013 and 2014 were $nil, $132 and $nil, respectively and gross realized losses from sales of available-for-sales securities for the years ended March 31, 2012, 2013 and 2014 were $nil, $30 and $nil, respectively.

Other-Than-Temporary Impairment

Based on an evaluation of securities that have been in a gain position, the Company did not recognize an other-than-temporary impairment charge as of March 31, 2014. The Company considered various factors which included its intent and ability to hold the underlying securities until its estimated recovery of amortized cost. The other-than-temporary impairment charge for the years ended March 31, 2012, 2013 and 2014 was $nil, $nil and $nil, respectively.

The available-for-sale securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical corporate bonds in active markets.

5. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2013	2014

Raw materials	$6,565	$5,198
Work-in-progress	3,080	4,289
Finished goods	1,731	1,525
	$11,376	$11,012

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2012	2013	2014

Balance at beginning of the year	$4,416	$3,711	$3,450
Additional charges	263	110	134
Written off	(968)	(371)	(30)
Balance at the end of the year	$3,711	$3,450	$3,554

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2013	2014

Value added tax receivable	$63	$58
Rental and utility deposit	32	32
Advance to suppliers	109	123
Prepayment	400	716
Coupon receivable	58	58
Others	490	487
	$1,152	$1,474

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2013	2014
At cost:
Leasehold land and buildings	$33,715	$33,715
Plant and machinery	54,100	49,693
Furniture, fixtures and equipment	13,248	12,809
Motor vehicles	1,421	1,328
Leasehold improvements	3,799	3,800
Construction in progress	535	91
Impairment	(4,592)	(4,881)
	102,226	96,555
Less: accumulated depreciation and amortization	(59,532)	(57,813)

Net book value	$42,694	$38,742

Included in furniture, fixtures and equipment is computer software with net values of $283 and $163 as of March 31, 2013 and 2014, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2013	2014
Land use right of state-owned land and buildings erected thereon (a)	$29,534	$29,534
Long term leased land and buildings erected thereon (b)	4,181	4,181
	$33,715	$33,715

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2014, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

7. Property, Plant and Equipment - continued

Included in leasehold land and buildings is property on lease with net values of $nil and $2,434 as of March 31, 2013 and 2014, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2013	2014

Cost	$-	$2,969
Less: accumulated depreciation and amortization	-	(535)
Net book value	$-	$2,434

During the years ended March 31, 2012, 2013 and 2014, the Company impaired its property, plant and equipment by $nil, $197 and $490, respectively, which were charged to other income (expenses) in consolidation statements of comprehensive loss. Depreciation of property, plant and equipment were $4,920, $4,219 and $3,621 during the years ended March 31, 2012, 2013 and 2014, respectively.

8. Goodwill

There were no impairment in goodwill for the years ended March 31, 2012 and 2013, respectively. During the year ended March 31, 2014, the Company evaluated and identified an impairment loss of goodwill of $392 in relation to electronic division. Details of the goodwill are as follows:

Acquisitions	March 31,
	2013	2014
Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment – electronic division	-	(392)
Impairment – metallic division	(317)	(317)
	$392	$-

9. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2013	2014
Accrued expenses	$637	$571
Value added tax payable	24	2
Others	599	664
	$1,260	$1,237

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

10. Income Taxes

The components of loss before income taxes are as follows:

	Year ended March 31,
	2012	2013	2014
Hong Kong	$(2)	$(2)	$(2)
Macao	1,827	1,251	536
PRC	(2,804)	(2,912)	(7,400)
	$(979)	$(1,663)	$(6,866)

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2012: 16.5%, 2013: 16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

From January 1, 2008, with the effect of the new PRC Income Tax Law, the standard income tax rate for all subsidiaries operating in the PRC has been reduced from the rate of 33% to 25%.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company is subject to the applicable transfer pricing rules in the PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 “Implementation Regulations of Special Tax Adjustments (Provisional)”(“Guo Shui Fa [2009] No.2”), which took effect beginning in calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external consultants have prepared transfer pricing contemporaneous documentations (the “Contemporaneous Documentations” ) of DKHE and JIDL for every calendar year.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the Contemporaneous Documentations or a basis that they considered reasonable.

The amount of current tax liability at March 31, 2014 includes the deemed profit tax estimated by the management for the calendar year 2013 and the three months ended March 31, 2014. The amounts have been estimated based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2014, there is no interest and penalties related to uncertain tax positions.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

10. Income Taxes - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2012	2013	2014
Current tax
- PRC	$307	$150	$347
Deferred tax	175	178	277
	$482	$328	$624

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2012	2013	2014
Provision for income taxes at statutory tax rate in the PRC	$(244)	$(416)	$(1,717)
Effect of income for which no income tax is chargeable	(567)	(21)	(296)
Effect of expense for which no income tax is deductible	1,271	936	2,312
Net change in valuation allowances	(125)	(171)	175
Under provision of income tax in previous years	147	-	150
Effective tax	$482	$328	$624

The net deferred income tax consists of the following:

	March 31,
	2013	2014
Deferred income tax assets	$192	$-
Deferred income tax liabilities	(606)	(691)
Net deferred income tax liabilities	$(414)	$(691)

The components of net deferred income tax are as follows:

	March 31,
	2013	2014
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$116	$123
Provision of employee benefits	347	337
Depreciation and amortization	888	834
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,189)	(1,184)
Others	(20)	(41)
Less: Valuation allowances	(556)	(760)
Net deferred income tax liabilities	$(414)	$(691)

A significant portion of the deferred income tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. As at March 31, 2014, the unused tax losses, amounted to $219, $181, $69 and $23, will be expired in calendar years ending 2015, 2016, 2017 and 2018, respectively.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2014.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

11. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of comprehensive loss were $38, $160 and $175 for the years ended March 31, 2012, 2013 and 2014, respectively.

At March 31, 2014, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2015	$147
Year ending March 31, 2016	22
Total minimum lease payments	$169

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease, which provide for payments through 2016. At March 31, 2014, the minimum future rental income to be received is as follows:

Year ending March 31, 2015	$601
Year ending March 31, 2016	221
Total minimum future rental income	$822

At March 31, 2014, the Company had capital commitments for purchase of plant and machinery, leasehold improvement and computer package totaling $133, which are expected to be disbursed during the year ending March 31, 2015.

12. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in the PRC. The expense of $331, $306 and $441 included in the consolidated statements of comprehensive loss related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2012, 2013 and 2014, respectively.

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

On August 7, 2013, the Company’s Board of Directors, subject to shareholder approval, approved amendments to the 2003 Stock Option Plan to increase by 900,000 shares the number of shares that can be optioned and sold under the 2003 Stock Option Plan, bringing to a total of 3,500,000 shares the number of common shares that can be optioned and sold under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual shareholders’ Meeting held on September 11, 2013.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

13. Stock Option Plan - continued

As of March 31, 2014, options to purchase an aggregate of 5,269,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2012		2013		2014
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price

Outstanding at beginning of the year	687,500	$10.23	1,685,500	$5.44	1,080,500	$7.29
Granted during the year	1,000,000	2.14	-	-	-	-
Exercised during the year	(2,000)	2.09	(605,000)	2.14	(230,000)	2.14
Cancelled or expired	-	-	-	-	(718,500)	9.88
Outstanding and exercisable at the end of the year	1,685,500	$5.44	1,080,500	$7.29	132,000	$2.14
Range of exercise price per share	$1.34 to $14.10		$1.34 to $14.10		$2.09 to $2.14

The weighted average fair value of options granted for the years ended March 31, 2012, 2013 and 2014 was $0.549, $nil and $nil per share, respectively. The total intrinsic value of options exercised during the years ended March 31, 2012, 2013 and 2014 was $2, $392 and $81, respectively. At March 31, 2014, the aggregated intrinsic value of options outstanding and exercisable was $nil.

The number of options cancelled for the years ended March 31, 2012, 2013 and 2014 were nil, nil and 718,500. The weighted average remaining contractual life of the share options outstanding at March 31, 2014 was 7.80 years. At March 31, 2012, 2013 and 2014, there were 17,500, 17,500 and 1,636,000 options available for future grant under the plans, respectively.

14. Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4,000 of its issued and outstanding common shares in compliance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 during the next two years. The program does not obligate the Company to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased. During the years ended March 31, 2013 and 2014, 414,162 and 561,409 common shares have been repurchased under the stock buyback plan for a total consideration of $1,102 and $1,411 at an average price of $2.66 and $2.51 per share, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2012, 2013 and 2014 are as follows:

	Percentage of net sales
	Year ended March 31,
	2012	2013	2014
VTech Telecommunications Ltd.	12.6%	13.0%	15.8%
Lenbrook Industries Ltd.	*	11.1%	15.7%
Loud Technologies, Inc.	*	*	11.7%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2013 and 2014, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2013	2014
VTech Telecommunications Ltd	27.8%	23.0%
Primax Electronics Limited	12.9%	*

*	Less than 10%

There were accounts receivable written off of $39, $nil and $nil during the years ended March 31, 2012, 2013 and 2014, respectively. There were provision for (reversal of) doubtful accounts of $18, $214 and $(19) during the years ended March 31, 2012, 2013 and 2014, respectively. There were charge off of provision for doubtful accounts of $171, $88 and $21 during the years ended March 31, 2012, 2013 and 2014, respectively. At March 31, 2013 and 2014, allowances for doubtful accounts were $574 and $534, respectively.

Concentrations of Suppliers - For the years ended March 31, 2012, 2013 and 2014, the Company had no single suppliers contributed over 10% of total purchase.

Country risk - The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

Investment price risk - The Company is exposed to equity and bond price risk on marketable and available-for-sale securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong. Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Group’s liquidity needs. Listed investments held in the available-for-sale portfolio have been chosen based on their longer term growth potential and are monitored regularly for performance against expectations. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Year ended March 31,
	2012			2013			2014
	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax

Segment:
Injection molded plastic parts	$29,898	$1,560	$(1,007)	$27,775	$1,050	$(1,784)	$19,918	$580	$(4,517)
Electronic products	35,371	22	984	26,740	83	570	21,684	90	(1,938)
Metallic parts	1,096	-	(956)	692	-	(449)	-	-	(411)
Segment total	$66,365	$1,582	$(979)	$55,207	$1,133	$(1,663)	$41,602	$670	$(6,866)

Reconciliation to consolidated totals:
Sales eliminations	(1,582)	(1,582)	-	(1,133)	(1,133)	-	(670)	(670)	-
Consolidated totals:
Net sales	$64,783	$-		$54,074	$-		$40,932	$-
Loss before income taxes			$(979)			$(1,663)			$(6,866)

	Year ended March 31,
	2012		2013		2014
	Interest income	Interest expenses	Interest Income	Interest expenses	Interest income	Interest expenses
Segment:
Injection molded plastic parts	$332	$-	$415	$-	$495	$-
Electronic products	70	-	86	-	101	-
Metallic parts	-	-	-	-	-	-
Consolidated total	$402	$-	$501	$-	$596	$-

	Year ended March 31,
	2012			2013			2014
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$86,682	$230	$4,190	$80,804	$670	$3,677	$74,328	$200	$3,181
Electronic products	34,316	24	696	30,760	281	537	25,911	648	399
Metallic parts	565	28	34	605	-	5	397	5	41
Segment totals	$121,563	$282	$4,920	$112,169	$951	$4,219	$100,636	$853	$3,621
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	4	-	-	4	-	-	-	-	-
Goodwill allocated to electronic products segment	392	-	-	392	-	-	-	-	-
Consolidated totals	$121,959	$282	$4,920	$112,565	$951	$4,219	$100,636	$853	$3,621

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. Segment Information - continued

The Company’s sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2012	2013	2014
Net sales
United States of America	$26,372	$17,154	$11,081
PRC	22,056	22,504	15,862
United Kingdom	7,557	1,908	1,721
Hong Kong	254	3,813	3,550
Europe	2,250	5,524	6,197
Others	6,294	3,171	2,521
Total net sales	$64,783	$54,074	$40,932

The location of the Company’s identifiable assets is as follows:

	March 31,
	2013	2014
Hong Kong and Macao	$37,555	$31,078
PRC	74,618	69,558
Total identifiable assets	112,173	100,636
Goodwill	392	-
Total assets	$112,565	$100,636

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $76,601 (equivalent to RMB 479 million) and $77,255 (equivalent to RMB 479 million) as of March 31, 2013 and 2014, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2013	2014
Assets

Current assets:
Cash and cash equivalents	$393	$1,739
Prepaid expenses and other current assets	81	76
Amounts due from subsidiaries	47,122	39,589
Total current assets	47,596	41,404
Investments in subsidiaries	54,603	49,447
Property, plant and equipment-net	230	143
Total assets	$102,429	$90,994

Liabilities and shareholders’ equity

Current liabilities:
Accrued payroll and employee benefits	$754	$1,315
Other accrued liabilities	99	69
Total current liabilities	853	1,384
Total shareholders’ equity	101,576	89,610
Total liabilities and shareholders’ equity	$102,429	$90,994

Statements of comprehensive loss

	Year ended March 31,
	2012	2013	2014
Equity in earnings (loss) of subsidiaries	$924	$394	$(5,213)
Operating expenses	2,385	2,385	2,277
Loss before income taxes	(1,461)	(1,991)	(7,490)
Income taxes	-	-	-
Net loss	(1,461)	(1,991)	(7,490)
Share of other comprehensive income of subsidiaries	(746)	718	57
Total comprehensive loss	$(2,207)	$(1,273)	$(7,433)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2012	2013	2014
Cash flows from operating activities
Net loss	$(1,461)	$(1,991)	$(7,490)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in (earnings) loss of subsidiaries	(924)	(394)	5,213
Depreciation	71	87	87
Stock-based compensation expenses	384	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	48	(53)	5
Amounts due from subsidiaries	4,667	6,756	7,533
Accrued payroll and employee benefits	(62)	616	561
Other accrued liabilities	(55)	84	(30)
Net cash provided by operating activities	2,668	5,105	5,879

Cash flows from investing activities
Purchase of property, plant and equipment	(114)	-	-
Net cash used in investing activities	(114)	-	-

Cash flows from financing activities
Dividends paid	(2,430)	(5,357)	(3,615)
Exercise of stock options	4	1,295	493
Repurchase of common stock	-	(1,102)	(1,411)
Net cash used in financing activities	(2,426)	(5,164)	(4,533)

Net increase (decrease) in cash and cash equivalents	128	(59)	1,346
Cash and cash equivalents, beginning of year	324	452	393
Cash and cash equivalents, end of year	$452	$393	$1,739

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

Deswell Industries, Inc. records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures”. Such investment is presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in earnings (loss) of subsidiaries”, on the statements of comprehensive loss.

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2012, 2013 and 2014, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)	Related party transactions

For the years ended March 31, 2012, 2013 and 2014, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 21 of this report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of March 31,2013 and 2014; (b) Consolidated Statements of Comprehensive Loss for the Years Ended March 31, 2012, 2013 and 2014; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2012, 2013 and 2014; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2012, 2013 and 2014; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

62

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

DESWELL INDUSTRIES, INC.

By:	/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: July 11, 2014

63