Form 20-F
period 2015-03-31
DESWELL INDUSTRIES INC
filed 2015-07-28
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ______________ to _______________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2015, there were 16,056,239 common shares of the registrant outstanding.

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

TABLE OF CONTENTS

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

INTRODUCTION

This Annual Report on Form 20-F contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to those discussed in the section entitled Risk Factors under Item 3 “Key Information.”

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;
•	“shares” refer to our common shares, no par value;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
•	“BVI” refers to the British Virgin Islands;
•	all references to:
o	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;
o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;
o	“MOP$” are to the legal currency of Macao;
o	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and
o	“fiscal year,” e.g., “fiscal 2015,” are to our year ended March 31 of the year(s) indicated.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page 62 of this Annual Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2015, and the Balance Sheet data as of March 31, 2014 and 2015 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the years ended March 31, 2011 and 2012, and the Balance Sheet data as of March 31, 2011, 2012, and 2013 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2011		2012	2013	2014	2015
Net sales	$ 83,863		$ 63,687	$ 53,382	$ 40,932	$ 38,076
Cost of sales	74,119		53,435	46,171	37,295	33,852
Gross profit	9,744		10,252	7,211	3,637	4,224
Selling, general and administrative expenses	13,665		12,057	10,714	10,257	9,123
Other income (expenses), net	(4,462)	(2)	592	233	(214)	93
Operating loss	(8,383)	(2)	(1,213)	(3,270)	(6,834)	(4,806)
Non-operating income, net	1,096		1,190	2,056	379	2,553
Loss before income taxes	(7,287)		(23)	(1,214)	(6,455)	(2,253)
Income taxes	382		482	328	624	207
Loss from continuing operations, after income taxes	(7,669)		(505)	(1,542)	(7,079)	(2,460)
Loss from discontinued operations, net of tax	(445)		(956)	(449)	(411)	(348)
Net loss attributable to Deswell Industries, Inc.	(8,114)		(1,461)	(1,991)	(7,490)	(2,808)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(3)	-		(746)	718	57	33
Total comprehensive income (loss) attributable
to Deswell Industries, Inc.	$ (8,114)		$ (2,207)	$ (1,273)	$ (7,433)	$ (2,775)
Net loss per share attributable
to Deswell Industries, Inc.(3):
Basic and Diluted:
Loss from continuing operations per share(4)	$ (0.47)		$ (0.03)	$ (0.09)	$ (0.43)	$ (0.15)
Loss from discontinued operations per share(4)	(0.03)		(0.06)	(0.03)	(0.03)	(0.02)
(shares in thousands)	(0.50)		(0.09)	(0.12)	(0.46)	(0.17)
Weighted average common shares
outstanding(4) (shares in thousands)	16,193		16,197	16,467	16,186	16,056

Statistical Data:
Gross margin from continuing operations	11.6%		16.1%	13.5%	8.9%	11.1%
Operating margin from continuing operations	-10.0%		-1.9%	-6.1%	-16.7%	-12.6%

Dividends per share	$ 0.10	$ 0.12	$ 0.30	$ 0.22	$ 0.19

Balance Sheet Data:
	2011	2012	2013	2014	2015
Working capital	$ 59,689	$ 60,933	$ 58,298	$ 50,868	$ 45,864
Total assets	127,159	121,959	112,565	100,636	96,439
Long-term debt, less current portion	-	-	-	-	-
Total debt	-	-	-	-	-
Shareholders’ equity	111,287	107,689	101,576	89,610	84,063

__________

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	Other expenses, net and operating loss for the year ended March 31, 2011 included a non-cash impairment charge to property, plant and equipment used in the Company’s plastic segment of $4,474,000.
(3)	See Note 4 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the years ended March 31, 2014 and 2015.
(4)	Basic earnings (loss) per share excludes dilution from potential common shares and is computed by dividing income (loss) attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilution from potential common shares.

Risk Factors

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the following cautionary statements:

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2015, we had two major customers, each accounting for more than 10% of our net sales and together for 30.2% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

Our sales are based on purchase orders and we have no long-term contracts with any of our customers and the percentage of sales to any of our customers has fluctuated in the past and may fluctuate in future. We cannot assure you that present or future customers will not cease using us as the source of the injection-molded plastic parts and components we manufacture, for electronic manufacturing services of electrical products and subassemblies or significantly change, reduce or delay the amount of products and services ordered from us.

Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

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
6

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2015 under U.S. income tax laws and may be a PFIC for years after fiscal 2015. If we were a PFIC in fiscal 2015, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2015 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax – Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 49 of this Report.

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

The inflation rate in China was recorded at 1.50% in April of 2015. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%.

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

Because most of our labor costs are incurred in China and therefore paid in RMB, the adverse effect on our business and financial results from increasing labor costs is exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in the next risk factor.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2015.

8

_________

(1)     RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 91% of the Company total, about 33.0%, 51.0% and 52.0% were in RMB during the years ended March 31, 2013, 2014 and 2015, respectively.

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

Our revenues depend on outsourcing by OEMs to us and to other contract manufacturers for which we manufacture end-products or parts and components. Current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally. Similarly, we depend on new outsourcing opportunities to militate against lost revenues arising from the decline in demand for our customers’ products as a consequence of prevailing global economic conditions, and our business would be adversely affected if we are not successful in gaining additional business from these opportunities or if OEMs do not outsource additional manufacturing business.

We could experience credit problems with our customers, which could adversely impact our operating results and financial condition and could adversely reduce our future revenues.

We manufacture and sell injection-molded plastic parts and components and provide manufacturing services for electrical products and subassemblies to companies and industries that have in the past, and may in the future, experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall worldwide economy. For information on the concentration of our credit risk, see Note 18 of Notes to Consolidated Financial Statements included later in this Report.

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

At March 31, 2015, we had cash on hand of $14.3 million, time deposits maturing over three months of $9.9 million and time deposits maturing over twelve months of $1.6 million, which were invested in short-term interest bearing investments at banks or other financial institutions. Of that amount, approximately $5.1 million was held in banks and other financial institutions in Hong Kong, $2.5 million in Macao and $18.2 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$64,500 based on the midpoint exchange rate for June 30, 2015 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$62,000 based on the midpoint exchange rate for June 30, 2015 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2013, 2014 and 2015:

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

We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products.

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2015, we maintained fire, casualty and theft insurance aggregating approximately $81.9 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2015, we had only limited product liability insurance. Although we have not experienced any significant product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 22 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for significant amounts of our global sales. The United States was our number two market in our years ended March 31, 2013, March 31, 2014 and March 31, 2015. See Item 4 “Information on the Company – Customers and Marketing” on page 29 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2015, approximately 69.5% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2015, our balance sheet included approximately $36.6 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions on our business in recent periods, forecasting future business remains difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. For example, because of the impact during fiscal 2011 on our injection molded plastics business of the world-wide economic slowdown prevailing in that period, we recorded non-cash impairment charges to property, plant and equipment used in that segment of $4.5 million, more than doubling the total operating loss we would have otherwise reported for the year ended March 31, 2011. We recorded an impairment charge of $197,000 on property, plant and equipment used in our plastic manufacturing operations for the year ended March 31, 2013 and $490,000 for the year ended March 31, 2014. There were no such impairment charges taken for fiscal 2015. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

A material failure of internal control over financial reporting could materially impact the Company’s financial results.

In designing and evaluating its internal control over financial reporting, management recognizes that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Management believes that the Company’s internal control over financial reporting currently provides reasonable assurance of achieving their control objectives. However, no system of internal controls can be designed to provide absolute assurance of effectiveness. See Item 15 “Controls and Procedures” later in this Report. A material failure of internal control over financial reporting could materially impact the Company’s reported financial results and the market price of its stock could significantly decline. Additionally, adverse publicity related to a material failure of internal control over financial reporting could have a negative effect on the Company’s reputation and business.

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

We prepare our financial statements in conformity with the generally accepted accounting principles of the United States of America “U.S. GAAP.” A change in these accounting principles and policies, especially as interpreted by the Securities and Exchange Commission and The NASDAQ Stock Market, may have an impact on our future financial position and results of operations. Historically, regulatory changes, such as the requirement of the Financial Accounting Standards Board to expense stock options grants, and other legislative initiatives have increased our general and administrative costs and future changes could have a similar adverse impact on our financial results.

The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.

On June 30, 2015, members of our senior management and Board of Directors as a group beneficially owned approximately 33.8% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

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

Important Events in Deswell’s Development that Have Occurred since April 1, 2014

The laws and regulations related to environmental protection has been tightening in recent years, requiring production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. When an entity fails to adopt preventative measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and for payment of fines. Compliance with relevant laws and regulations can be costly and disrupt operations.

The manufacturing of the metallic components is considered to be one of the production processes which may emit pollutants. During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 9 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2015.

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
(A Macao incorporated company)
100%
Shenzhen Kwan Wing Trading (Company) Ltd.
(A limited liability China Foreign Operation)

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2013, 2014 and 2015 included the following (dollar amounts in thousands):

	Year ended March 31,
	2013	2014	2015
Purchase of property, plant and equipment	$ 951	$ 853	$ 890
Proceeds from the sale of property, plant and
equipment, net of transaction costs	96	1,086	976

Our major capital expenditures in fiscal 2015 included:

•	$320,000 for plant and machinery for plastic and electronic products;
•	$140,000 for leasehold improvements;
•	$320,000 for motor vehicles; and
•	$110,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2014 included:

•	$600,000 for plant and machinery for plastic and electronic products;
•	$190,000 for leasehold improvements; and
•	$60,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2013 included:

•	$600,000 for plant and machinery for plastic and electronic products;
•	$280,000 for leasehold improvements; and
•	$70,000 for motor vehicles.

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
23

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

Historically, metal products manufactured by the Company include metallic molds and accessory parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, vending machines, and more. As manufacturing of the metallic components is considered to be one of the production processes that may emit pollutants, during the year ended March 31, 2015 the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 49.4%, 47.2% and 51.9% of the Company’s total sales during the years ended March 31, 2013, 2014 and 2015, respectively. At March 31, 2015, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 25 to 90 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2015, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2015, the Company made an average of approximately 20 to 25 molds each month. The average weight of the molds produced by the Company is about 2,000 pounds costing an average of $12.00 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2015, the Company had approximately 245 injection molding machines, ranging from 30 to 2,000 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2015, the Company did not acquire any new nor dispose of any old injection molding machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2015 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of printed circuit boards (PCBs) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2013, 2014 and 2015, manufacturing of electronic products accounted for approximately 49.4%, 52.8% and 48.1%, respectively, of the Company’s total sales.

In assembling printed circuit boards the Company purchases printed circuit boards, surface mounted components and chips and uses automatic insertion and pin-through-hole interconnection technologies to assemble various components onto the PCBs. Before delivery, completed PCBs are checked by in-circuit testers and outgoing quality assurance inspections are performed.

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

SMT is the automatic process of printed circuit board assembly in which components are mounted directly to the surface of the board, rather than being inserted into holes. With this process, solder is accurately stenciled in paste form on pads located on the printed circuit board and the components are then placed onto the solder paste and fused to the melting point of the paste to establish a strong solder joint between components and the printed circuit board. The SMT process allows miniaturization of PCBs, cost savings and shorter lead paths between components (which results in faster signal speed and improved reliability). Additionally, it allows components to be placed on both sides of the printed circuit board, a major factor for the purpose of miniaturization.

Manufacturing operations include PCB assembly, wiring and testing. The process is completed by assembling the PCBs into a plastic or metal housing that comprises the finished product. Quality assurance is then conducted in accordance with the customers’ requirements before the shipment.

Metal Parts Manufacturing

In an aggregate of approximately 111,000 square feet of factory space located at facilities in Dongguan, China in the same complex and next to the Company’s electronic products assembly facilities, Deswell’s metal forming division manufactures metallic molds and accessory parts for use in audio equipment, routers, payphones, multimedia stations and ATMs. While the Company’s metal molds and metal parts (products) manufacturing accounted for approximately 1.2% of Deswell’s total sales during the year ended March 31, 2013, no sales revenues were recorded for the fiscal year 2014. Sales of metal molds and metal parts accounted for less than 1% of Deswell’s total sales during the year ended March 31, 2015.

During the fourth quarter of 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 9 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

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

Plastic, electronic and metal products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2013, 2014 and 2015.

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

In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification, which evidences that the Company’s environmental management standards or EMS meet established international standards. ISO 14000 is a series of international standards on environmental management. ISO 14001 is the most well-known of these standards and is often seen as the cornerstone standard of the ISO 14000 series. In January 2006, the Company’s electronic and metallic manufacturing plant also obtained ISO 14001 certification.

In July 2006, Deswell obtained ISO/TS 16949 Certification for plastic injection manufacturing plant. ISO/TS 16949 is an ISO Technical Specification aligning existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2000, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications.

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

Because plastic resins are commodity products, the Company has no long-term supply agreements for plastic resins. The Company selects its suppliers based on price, lead time, the brand name or those that are appointed by its customers. Most of its plastic resins are obtained from suppliers in Mainland China and Hong Kong. Deswell normally maintains a two to three month inventory supply.

The Company used in excess of 4,579,000 pounds of plastic resins during the year ended March 31, 2015. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” beginning on page 12 and 13 of the Risk Factor section of this Report, respectively.

Raw Metal

The primary materials used by the Company in metal molds and parts manufacturing are various metals, but purchases of raw metal were immaterial to the Company’s total operations during the years ended March 31, 2013, 2014 and 2015. Typically, the Company buys metals from a variety of suppliers in Hong Kong and China and has no long-term contracts with metal suppliers.

During the fourth quarter of 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 9 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit

Transportation

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 19 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2013, 2014 and 2015. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2013, 2014 and 2015:

	Year ended March 31,
Geographical Area	2013	2014	2015
China	41.6%	38.8%	42.3%
United States	31.7	27.1	26.0
Europe	10.2	15.1	9.2
Hong Kong	7.1	8.7	14.5
United Kingdom	3.5	4.2	2.7
Others	5.9	6.1	5.3
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 42.3% of our total net sales for the year ended March 31, 2015 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

The Company markets its products and services to existing customers through direct contact with the Company’s management and direct sales personnel. The Company’s sales personnel attend trade shows, exhibitions and conventions. Collecting information from trade shows, as well as websites, Deswell’s marketing staff contacts existing and potential customers directly by telephone, mail, fax, e-mail via the Internet and in person, stressing Deswell’s capability as a complete solution provider for plastic injection mold design, tooling and molding as well as an electronics manufacturing services, or EMS, provider of advanced technology manufacturing processes and flexible logistic services.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2013, 2014 and 2015:

	Year ended March 31,
	2013	2014	2015
Customer A	13.0%	15.8%	16.5%
Customer B	11.1%	15.7%	*
Customer C	*	11.7%	13.7%

__________

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2015 constructed approximately

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

The Company owns 12 apartment units located near its plastic manufacturing factories that are used for housing senior management. At March 31, 2015, the Company leased one dormitory for factory staff near its plastics manufacturing factories in Dongguan. The dormitory is leased for a period of six months expiring in October 2015. The aggregate monthly rental is approximately $420.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including “expect,” “anticipate,” “believe,” “seek,” and “estimate.” Forward looking statements are not guarantees of Deswell’s future performance or results and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item 3 “Key Information – Risk Factors.”

Operating Results

The following discussion should also be read in conjunction with the consolidated financial statements and notes thereto included following Item 18 of this Report. The Company prepares its financial statements in accordance with U.S. GAAP.

General

The Company’s revenues are derived from the manufacturing and sale of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. Historically, the Company’s plastics operations have been the mainstay of its business and have accounted for the majority of its sales. That changed in fiscal 2012, when the Company’s sales decreased overall and in each business segment, but the percentage of sales decline in the plastic segment was more than that in the electronic & metallic segment, resulting in the Company’s electronic & metallic segment contributing more than half of Deswell’s total sales.

The manufacturing of the metallic components is considered to be one of the production processes which may emit pollutants. During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 9 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

The Company carries out all of its manufacturing operations in Southern China, where it has been able to take advantage of the lower overhead costs and labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to manage easily its manufacturing operations from Macao, facilitates transportation of its products through Hong Kong and provides the Company’s plastic manufacturing operations with access to electricity from Hong Kong and to nearby water. These resources are needed in abundance to manufacture plastic parts and are often inadequate elsewhere in China.

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

The amount of current tax liability at March 31, 2015 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

Business Segment Information

Deswell’s operations are generally organized in three segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling and metallic parts manufacturing (which has since been discontinued as discussed above). The Company’s reportable segments are strategic business units that offer different products and services. See Note 19 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment, excluding metallic parts manufacturing segment which was discontinued during the fiscal year 2015 as discussed above, for each of the three years in the period ended March 31, 2015:

	Year ended March 31, 2013			Year ended March 31, 2014			Year ended March 31, 2015
	Plastic Injection Molding Segment	Electronic Segment	Total from continuing operations	Plastic Injection Molding Segment	Electronic Segment	Total from continuing operations	Plastic Injection Molding Segment	Electronic Segment	Total from continuing operations
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	85.9	87.1	86.5	88.3	93.6	91.1	83.1	95.1	88.9
Gross profit	14.1	12.9	13.5	11.7	6.4	8.9	16.9	4.9	11.1
Selling, general and administrative expenses	27.0	13.2	20.1	34.7	16.4	25.1	29.3	18.2	24.0
Other income (expenses), net	(0.5)	1.4	0.4	(1.9)	0.7	(0.5)	0.0	0.5	0.2
Operating loss	(13.4)	1.1	(6.2)	(24.9)	(9.3)	(16.7)	(12.4)	(12.8)	(12.7)
Non-operating income, net	6.7	1.0	3.9	1.6	0.3	0.9	10.7	2.4	6.7

Income (loss) before income taxes	(6.7)	2.1	(2.3)	(23.3)	(9.0)	(15.8)	(1.7)	(10.4)	(6.0)
Income taxes	0.8	0.4	0.6	0.7	2.3	1.5	0.8	0.2	0.5
Income (loss) from continuing operations	(7.5)%	1.7%	(2.9)%	(24.0)%	(11.3)%	(17.3)%	(2.5)%	(10.6)%	(6.5)%

Year ended March 31, 2015 (Fiscal 2015) Compared to Year Ended March 31, 2014 (Fiscal 2014)

Net Sales - The Company’s net sales from continuing operations for the year ended March 31, 2015 were $38,076,000, a decrease of $2,856,000 or 7.0% as compared to $40,932,000 in the corresponding period in fiscal 2014. The decrease was related to an increase in sales revenues of $434,000 in our plastic segment and a decrease of $3,290,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was due to a slight improvement in sales orders from existing customers. The increase in net sales was related to an increase of $2,634,000 in orders from existing customers for motor vehicle, office equipment and local sales, offsetting a decrease of $2,200,000 in orders from existing customers for motor vehicle and office equipment.

The revenue decrease in the electronic segment was mainly due to a decrease of $4,713,000 in orders from existing customers for home entertainment products and professional audio instruments, offsetting an increase of $1,423,000 in orders for professional audio equipment from new customers. The decrease in sales orders was still mainly attributed to the still slow recovery in the American and European economies.

Gross Profit - Gross profit from continuing operations for the year ended March 31, 2015 was $4,224,000, representing a gross profit margin of 11.1%. This compared with the overall gross profit and gross profit margin from continuing operations of $3,637,000 or 8.9% for the year ended March 31, 2014.

Gross profit in the plastic segment increased by $1,078,000 to $3,335,000 or 16.9% of net sales for the year ended March 31, 2015, as compared to $2,257,000 or 11.7% of net sales, for the same period in the prior fiscal year. The increase in gross margin for the plastic segment was mainly due to decreases, as percentage of net sales, in labor costs resulting from headcount reduction, and in depreciation expense, when compared with last fiscal year.

Gross profit in the electronic segment decreased by $491,000 to $889,000 or 4.9% of net sales for the year ended March 31, 2015, as compared to $1,380,000 or 6.4% of net sales, for last fiscal year. The decrease in gross margin was mainly attributed to an increase in labor cost arising from additional allowances as compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses from continuing operations for the year ended March 31, 2015 were $9,123,000 or 24.0% of net sales from continuing operations, as compared to $10,257,000 or 25.1% of net sales from continuing operations for the year ended March 31, 2014. Selling, general and administrative expenses from continuing operations decreased by $1,134,000 or 11.1% in fiscal 2015 compared to last fiscal year.

SG&A expenses in the plastic segment decreased by $918,000 to $5,800,000 or 29.3% of net sales for the year ended March 31, 2015, compared to $6,718,000 or 34.7% of net sales for fiscal 2014. The decrease was primarily related to decreases of $677,000 in administrative staff cost, $83,000 in utility cost, $75,000 in legal and professional fees, $72,000 in local government taxes and $129,000 in depreciation expense, offsetting an increase of $139,000 in stock compensation cost, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment decreased by $216,000 to $3,323,000 or 18.2% of net sales for the year ended March 31, 2015, compared to $3,539,000 or 16.4% of net sales for fiscal 2014. The decrease was mainly due to decreases of $42,000 in administrative staff costs, $91,000 in legal and professional fees, $71,000 in local government taxes, offsetting an increase of $60,000 in stock compensation cost, when compared to prior fiscal year.

Other income - Other income from continuing operations was $93,000 for the year ended March 31, 2015, as compared to other expense from continuing operations of $214,000 in prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2015 was $9,000, as compared to other expense of $370,000 for prior fiscal year. The increase in other income was mainly due to gains on disposal of fixed assets of $259,000 and of $20,000 for materials, offsetting an exchange loss of $170,000 and a provision of $98,000 for doubtful receivables, as compared to charges of $490,000 for impairment of property, plant and equipment, offsetting gains of $301,000 from the sale of fixed assets and of $58,000 from the sale of materials during fiscal 2014.

Other income attributable to the electronic segment for the year ended March 31, 2015 was $84,000, as compared with other income of $156,000 for the prior fiscal year. This decrease in other income was mainly due to a gain of $3,000 on the disposal of fixed assets and income of $75,000 from the sale of materials and others during the year ended March 31, 2015, as compared to a reversal of provisions of $54,000 for doubtful receivables, a gain of $74,000 on disposal of fixed assets, write-off of long term accounts payables of $57,000 during last fiscal year.

Operating Loss - Operating loss from continuing operations was $4,806,000 for the year ended March 31, 2015, as compared to operating loss from continuing operations of $6,834,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $2,456,000 in the year ended March 31, 2015, as compared to an operating loss of $4,831,000 in fiscal 2014. The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin and a decrease in SG&A expense as a percentage of net sales.

The electronic segment reported an operating loss of $2,350,000 in the year ended March 31, 2015, compared to an operating loss of $2,003,000 in fiscal 2014.  The increase in operating loss was largely due to a decrease in turnover as described above.

Non-operating income – Non-operating income from continuing operations for the year ended March 31, 2015 was $2,553,000, as compared to non-operating income from continuing operations of $379,000 in last fiscal year.  This was primarily due to an increase of $1,819,000 in unrealized gain on the revaluation of marketable securities as compared to fiscal 2014.

Income Taxes – Income tax from continuing operations for the year ended March 31, 2015 represented a current income tax expense of $92,000 and a deferred tax provision of $115,000, as compared to a current income tax expense of $347,000 and a deferred tax provision of $277,000 in last fiscal year.

On a segment basis, there was current income tax expense of $49,000 and a deferred tax provision of $115,000 in the plastic segment for the year ended March 31, 2015, as compared to current income tax expense of $54,000 and a deferred tax provision of $84,000 during the last fiscal year. The current income tax of the electronic segment was comprised of current income tax expense of $43,000 for the year ended March 31, 2015, as compared to current income tax expense of $293,000 and a deferred tax provision of $193,000 in fiscal 2014.

Loss from continuing operations – The Company had a net loss from continuing operations of $2,460,000 for the year ended March 31, 2015, as compared to a net loss from continuing operations of $7,079,000 for the year

ended March 31, 2014.   The decrease in net loss was mainly the result of increases in gross margin and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2015 totaled $505,000, as compared to a net loss of $4,655,000 for fiscal 2014.  The decrease in net loss in the plastic segment was mainly the result of increases in gross margin and non-operating income as well as a decrease in SG&A expense as a percentage of net sales as described above.

Net loss for the electronic segment for the year ended March 31, 2015 was $1,955,000, compared to net loss of $2,424,000 for fiscal 2014.  The decrease in net loss of the electronic segment was mainly attributable to a decrease in SG&A and an increase in non-operating income as described above.

Loss from discontinued operations - During the fourth quarter of fiscal 2015, the Company closed down its metallic part business unit and sold all of its assets. The operating results of the metallic part business unit are reported as discontinued operations for all periods presented. We had historically reported the results of the metallic part business unit as a separate segment. The continuing cash flows subsequent to its closure were not significant.

The results of the discontinued operations of metallic part for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Year ended March 31,
	2013	2014	2015
Net sales	$692	$—	$1

Loss from discontinued operations, before income taxes	$(449)	$(411)	$(348)
Income taxes	—	—	—
Loss from discontinued operations, after income taxes	$(449)	$(411)	$(348)

Year ended March 31, 2014 (Fiscal 2014) Compared to Year Ended March 31, 2013 (Fiscal 2013)

Net Sales - The Company’s net sales from continuing operations for the year ended March 31, 2014 were $40,932,000, a decrease of $12,450,000 or 23.3% as compared to $53,382,000 in the corresponding period in fiscal 2013. The decrease was related to a decrease in sales revenues of $7,387,000 in our plastic segment and $5,063,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

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

The revenue decrease in the electronic segment was mainly due to a decrease of $7,123,000 in orders from existing customers for professional audio instrument and metallic products, offsetting an increase of $2,060,000 in orders for professional audio and home entertainment products from other existing customers. The decrease in sales orders was mainly attributed to sluggish demand for products resulting from the tepid economic recoveries in Europe and the United States.

In fiscal 2014, Vtech Telecommunications Limited continued to be the Company’s largest customer, accounting for 15.8%, followed by Lenbrook Industries, Ltd. and Loud Technologies, Inc. representing 15.7% and 11.7% of total net sales. There were increases in % of sales to these customers to total net sales ranging from 2.8% to 4.6%. This increase has proved management’s continued effort to leverage existing strengths to grow existing customer sales. For a discussion of Deswell’s historical dependence on a few major customers, see the Risk Factor entitled “We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.” in Item 3 “Key Information.”

Gross Profit - Gross profit from continuing operations for the year ended March 31, 2014 was $3,637,000, representing a gross profit margin of 8.9% from continuing operations. This compared with the overall gross profit and gross profit margin from continuing operations of $7,211,000 or 13.5% for the year ended March 31, 2013.

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

Gross profit in the electronic segment decreased by $2,059,000 to $1,380,000 or 6.4% of net sales for the year ended March 31, 2014, as compared to $3,439,000 or 12.9% of net sales, for last fiscal year. The decrease in gross margin was mainly attributed to an increase in labor cost due to the combined effect of an increase in allowances and a raise in minimum wage rate, as compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses from continuing operations for the year ended March 31, 2014 were $10,257,000 or 25.1% of total net sales from continuing operations, as compared to $10,714,000 or 20.1% of total net sales from continuing operations for the year ended March 31, 2013. SG&A expenses decreased by $457,000 or 4.3% in fiscal 2014 compared to last fiscal year.

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

SG&A expenses in the electronic segment increased by $29,000 to $3,539,000 or 16.4% of net sales for the year ended March 31, 2014, compared to $3,510,000 or 13.2% of net sales for fiscal 2013. The slight increase was primarily related to the increase of $36,000 in selling expense, offsetting decreases of $14,000 in depreciation expense, when compared to prior fiscal year.

Other income (expenses), net - Other expenses from continuing operations were $214,000 for the year ended March 31, 2014, as compared to other income from continuing operations of $233,000 in prior fiscal year.

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

Other income attributable to the electronic segment for the year ended March 31, 2014 was $156,000, as compared with other income of $373,000 for the prior fiscal year. This decrease in other income was mainly due to a reversal of provisions of $54,000 for doubtful receivables, a gain of $74,000 on disposal of fixed assets, write-off of long term accounts payables for $57,000 during the year ended March 31, 2014, as compared to provisions of $153,000 for doubtful receivables, a gain of $62,000 on disposal of fixed assets, and write-off of long term accounts and other payables for $190,000 during last fiscal year.

Operating Loss - Operating loss from continuing operations was $6,834,000 for the year ended March 31, 2014, as compared to operating loss of $3,270,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $4,831,000, or negative 24.9% of net sales in the year ended March 31, 2014, as compared to an operating loss of $3,572,000 or negative 13.4% of net sales in fiscal 2013.   The increase in operating loss in the plastic segment was mainly due to decreased sales revenues leading to a decrease in gross margin and an increase in SG&A expense as a percentage of net sales as described above.

The electronic segment reported an operating loss of $2,003,000 or negative 9.3% of net sales in the year ended March 31, 2014, compared to an operating income of $302,000 or 1.1% of net sales in fiscal 2013.  The increase in operating loss was due to a decrease in gross margin and an increase in SG&A expense as described above.

Non-operating income – Non-operating income from continuing operations for the year ended March 31, 2014 was $379,000, as compared to non-operating income from continuing operations of $2,056,000 in last fiscal year.  This was primarily due to decrease of $592,000 in income from securities investments, and $1,051,000 in unrealized loss on the revaluation of marketable securities as compared to fiscal 2013.

Income Taxes – Income tax from continuing operations for the year ended March 31, 2014 represented an current income tax expense of $347,000 and a deferred tax provision of $277,000, as compared to an current income tax expense of $150,000 and a deferred tax provision of $178,000 in last fiscal year.

On a segment basis, there was current income tax expense of $54,000 and a deferred tax provision of $84,000 in the plastic segment for the year ended March 31, 2014, as compared to current income tax expense of $44,000 and a deferred tax provision of $181,000 during the last fiscal year. The income tax of the electronic segment was comprised of current income tax expense of $293,000 and a deferred tax provision of $193,000 for the year ended March 31, 2014, as compared to current income tax expense of $106,000 and a deferred tax benefit of $3,000 in fiscal 2013.

Loss from continuing operations – The Company had a net loss from continuing operations of $7,079,000 for the year ended March 31, 2014, as compared to a net loss from continuing operations of $1,542,000 for the year ended March 31, 2013.   Net loss for the year ended March 31, 2014 represented negative 17.3% of net sales, compared to negative 2.9% in fiscal 2013. The increase in net loss was mainly the result of decreases in gross margin and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2014 totaled $4,655,000, as compared to a net loss of $2,009,000 for fiscal 2013.  The increase in net loss in the plastic segment was mainly the result of decreases in gross margin and non-operating income as well as an increase in SG&A expense as a percentage of net sales as described above.

Net loss for the electronic segment for the year ended March 31, 2014 was $2,424,000, compared to net income of $467,000 for fiscal 2013.  The increase in net loss of the electronic segment was mainly attributable to a decrease in gross margin and an increase in SG&A expense as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the three years in the period ended March 31, 2015 (in thousands):

	Year ended March 31,
	2013				2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$14,488	$16,303	$13,766	$9,517	$11,120	$11,869	$10,724	$7,944	$8,924	$10,193	$10,834	$8,126
Gross profit	2,238	2,625	1,616	331	773	1,045	1,127	199	865	695	942	934
Operating
income (loss)	(319)	(75)	(657)	(2,668)	(1,392)	(1,519)	(1,348)	(2,986)	(813)	(1,873)	(1,725)	(743)
Net income (loss)	40	189	(221)	(1,999)	(1,720)	(1,228)	(1,421)	(3,121)	14	(1,702)	(1,133)	13

(1) The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the inclusion of results of metallic segments, which was reported as discontinued operations in the audited financial statements.

The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2015 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
Net sales	$14,488	$11,120	$8,924	$16,303	$11,869	$10,193	$13,766	$10,724	$10,834	$9,517	$7,944	$8,126
Gross profit	2,238	773	865	2,625	1,045	695	1,616	1,127	942	331	199	934
Operating
income (loss)	(319)	(1,392)	(813)	(75)	(1,519)	(1,873)	(657)	(1,348)	(1,725)	(2,668)	(2,986)	(743)
Net income (loss)	40	(1,720)	14	189	(1,228)	(1,702)	(221)	(1,421)	(1,133)	(1,999)	(3,121)	13

(1) The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the inclusion of results of metallic segments, which was reported as discontinued operations in the audited financial statements.

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2015, the Company has not experienced any other significant seasonal fluctuations.

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, in addition to the appreciation of the RMB to the U.S. dollar, inflation in China has recently affected the Company significantly.

The inflation rate in China was recorded at 1.50% in April of 2015. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%.

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

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs is exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in “Exchange Rates” immediately below.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2015.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2013, 2014 and 2015 and at March 31, 2015, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2015, net cash used in operations totaled $2,370,000, including a net loss of $2,808,000, depreciation and amortization expenses of $2,824,000. Accounts receivable increased by $1,724,000 as compared to balances at March 31, 2014, primarily as a result of longer collection days generated during the fiscal year. Inventories increased by $157,000 over levels at March 31, 2014, primarily because of relatively higher cost for raw materials purchased during the fiscal year. Accounts payable increased by $683,000 over levels at March 31, 2014, primarily because of the increase in materials purchases. For the year ended March 31, 2014, net cash used in operations totaled $1,878,000, including a net loss of $7,490,000 and depreciation and amortization expenses of $3,621,000.

Net cash used in investing activities amounted to $3,612,000 for the year ended March 31, 2015, while net cash used in investing activities in fiscal 2014 amounted to $2,341,000. Capital expenditures during these periods totaled $890,000 and $853,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment for our two manufacturing plants in Dongguan, China. In fiscal 2015, there was an decrease in fixed deposits over three months for $1,347,000 and an increase in fixed deposits over twelve months for $1,601,000.

In fiscal 2015, we acquired marketable securities for $4,455,000 and received cash proceeds from sale of the marketable securities for $1,011,000.

Net cash used in financing activities for the years ended March 31, 2015 and 2014 were $2,971,000 and $4,533,000, respectively. Net cash we used in financing activities during the year ended March 31, 2015 was solely to fund dividend payments to shareholders. Net cash we used in financing activities during the year ended March 31, 2014 was mainly to fund dividend payments to shareholders of $3,615,000 and the receipt from the exercise of stock options from employees of $493,000, as well as $1,411,000 used in repurchase of treasury shares.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2015 remained at 5.0%, the same rate it was at March 31, 2014 and at March 31, 2013.

At March 31, 2015, the Company had cash and cash equivalents of $14,325,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2015, the Company had capital commitments totaling approximately $30,000 mainly to purchase plant and machinery and leasehold improvements, which are expected to be disbursed during the year ending March 31, 2016.

A summary of our contractual obligations and commercial commitments as of March 31, 2015 is as follows:

	Payments due by period (in thousands)
			Period from	Period from	Period
		Year ending	April 1, 2016	April 1, 2018	after
Contractual obligations		March 31,	to March 31,	to March 31,	March 31,
	Total	2016	2018	2020	2020
Long-term bank borrowing	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-
Operating lease payments	69	60	9	-	-
Capital commitment	30	30	-	-	-
Other purchase obligations	2,897	2,897	-	-	-
Other long-term liabilities reflected on
Company's balance sheet under US GAAP	-	-	-	-	-
Total	$ 2,996	$ 2,987	$ 9	$ -	$ -

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

We have identified the following most critical accounting policies, that involved a high degree of judgments and estimates, used in the preparation of our consolidated financial statements:

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Impairment of long-lived assets

Our long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment,” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that certain of its long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $197,000, $490,000, and $nil for the years ended March 31, 2013, 2014 and 2015, respectively. In fiscal 2015, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

Allowance for doubtful accounts

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

Goodwill

The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles – Goodwill and Other,” which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducted annual impairment evaluation. The impairment test requires the Company to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392,000 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. The entire goodwill was fully impaired and, during fiscal 2015, there were no impairment charges on goodwill after management’s assessment and review.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2015 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	70	Chairman of the Board of Directors
Edward So Kin Chung	42	Chief Executive Officer
Chin Pang Li	69	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	69	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	68	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	69	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	37	Chief Financial Officer

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,337,000 during the year ended March 31, 2015 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2015.

During the year ended March 31, 2015, options to purchase an aggregate of 400,000 shares of common stock were granted to the Company’s directors under the Company’s 2003 Stock Option Plan. The options are exercisable at $2.09 per share for a term of 10 years, expiring on July 29, 2024.

See the discussion under “We depend on our executive officers, senior managers and skilled personnel.” in Item 3 “Key Information – Risk Factors” on page 17 of this Report.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of U.S. domestic public companies with securities listed on The Nasdaq Stock Market, are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules of U.S. domestic public companies, Deswell follows home country practices and does not have a compensation committee or a nominating committee consisting of independent directors; does not have nominees to its board selected or recommended by a majority of its independent directors; does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors; and Deswell’s independent directors do not meet in executive session. See “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 20 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to U.S. domestic issuers and U.S. NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a foreign private issuer, the Company is permitted under NASDAQ’s

MarketPlace Rules to follow its home country practice, which does not require such committees, and nevertheless maintain the listing of its common shares on the Nasdaq Global Market.

Employees

At March 31, 2015, the Company employed 1,280 persons on a full-time basis, of which 8 were located in Macao and 1,272 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2015:

•	720 were engaged in plastic injection molding manufacturing, and
•	552 were engaged in contract electronic manufacturing, metal molds and parts manufacturing.

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

Through June 30, 2015, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2015, there were options to purchase an aggregate of 532,000 common shares outstanding, and 1,236,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2015, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	3,836,375	(2)	23.6
Chin Pang Li	1,625,750	(3)	10.0
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-
Ulrich Bernhard Behringer	993,750	(6)	6.2

___________

* Less than 1%.

(1)	Based on 16,056,239 shares outstanding on June 30, 2015. However, in accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 3,636,375 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024. .
(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
(5)	Consists of 50,000 shares held of record by Mr. So.
(6)	Consists of 993,7500 shares held of record by Mr. Behringer according to a report as of June 30, 2015 produced by the Company’s transfer agent.
45

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2013	2014	2015
Richard Pui Hon Lau	11.5	14.1	23.6
Chin Pang Li	10.3	8.9	10.0
Ulrich Bernhard Behringer	—	—	6.2

_____________

(1)	Based on 16,228,308 outstanding at June 30, 2013, 16,056,239 outstanding at June 30, 2014, and 16,056,239 outstanding at June 30, 2015. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2015, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2015, 10 holders of record with addresses in the United States held approximately 11.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2012 through June 30, 2015, the latest practical date prior to filing of this Annual Report.

Since Deswell completed its initial public offering in the United States, it has been Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

Item 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements.”

Legal Proceedings

The Company is not involved in any material legal proceedings.

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

Based on the Company’s performance and cash flow needs, the Company would pay cash dividends on a quarterly basis based upon the Company’s quarterly results. Under this dividend policy, the Company declared and paid dividends during the year ended March 31,

•	2012 aggregating $2,429,422, $1,619,581 of which was based on results for the last two quarters of the year ended March 31, 2011, and $809,841 of which was based on results for the first two quarters of the year ended March 31, 2012;
•	2013 aggregating $5,357,101, $2,844,208 of which was based on results for the last two quarters of the year ended March 31, 2012, and $2,512,893 of which was based on results for the first three quarters of the year ended March 31, 2013;
46

•	2014 aggregating $3,615,090, $837,881 of which was based on results for the last quarter of the year ended March 31, 2013, and $2,777,209 of which was based on results for the first three quarters of the year ended March 31, 2014; and
•	2015 aggregating $2,970,404, $802,812 of which was based on results for the last quarter of the year ended March 31, 2014, and $2,167,592 of which was based on results for the first three quarters of the year ended March 31, 2015.

The Company currently plans to continue its quarterly dividend policy as announced, but such plans and policy for future dividends consist of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3 “Key Information — Risk Factors.” Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

Item 9. THE OFFER AND LISTING

The Company’s shares are traded exclusively on the NASDAQ Global Market under the symbol “DSWL.”

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2015:

47

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2015 and for the quarter ended June 30, 2015:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2015:

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

Under our 2007 Charter, as amended through March 26, 2010 and applicable to the date of this Report (“our Charter”):

•	our shares are eligible for a direct registration system operated by a securities depository in accordance with Nasdaq Marketplace Rule 5210(c) (formerly Rule 4350(1)).
•	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our U.S. and BVI counsel so as to (a) be consistent with the BVI Business Companies Act, 2004, as amended (the “Act”), the Act having come into force on January 1, 2004 superseding in certain respects the International Business Companies Act, 1984, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.
•	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.
•	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.
•	Holders of our shares:
o	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.
o	do not to have cumulative voting rights in the election of directors.
49

o	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under BVI law.
o	all of common shares are equal to each other with respect to liquidation and dividend rights.
o	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 16,056,239 common shares were outstanding on June 30, 2015.

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
52

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” There are currently no rules that provide any further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2015, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

As a result of the classification as a PFIC, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your common shares. Under the PFIC regime, any excess distribution and recognized gain will be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our common shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares held by such U.S. Holders. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our common shares held by them are made.

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
54

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Controls

There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Macao, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material BVI laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to non-resident holders of the Company’s common shares. BVI law and the Company’s Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.

To the extent that the Company may decide to pay cash dividends in the future, such dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the directors of the Company. As the Company is a holding company, the amount of its retained earnings will be limited by the amount of dividends that can be declared by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Macao and China, which differ from U.S. GAAP. To date these controls, with the exception of a requirement that 10% of profits to be reserved for future developments and staff welfare in China, have not had and are not expected to have a material impact on the Company’s financial results.

Foreign Currency Risk

At March 31, 2013, 2014 and 2015, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2015 of $14,325,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings

(in thousands)
United States dollars	$ 4,635
Chinese RMB	7,024
Hong Kong dollars	2,517
Macao dollars	122
Euro	11
Japanese yen	13
Pounds sterling	2
Canadian dollars	1
$ 14,325

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $24,236,000 as of March 31, 2015 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2015, we had no long-term debt or short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2015.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2015 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the

Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2015, the Company’s internal control over financial reporting was effective based on above described criteria.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2015 has been audited by BDO China Shu Lun Pan Certified Public Accountants LLP, an independent registered public accounting firm, with a report to the Shareholders and the Board of Directors of Deswell Industries, Inc., which is set forth on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the internal control over financial reporting of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 “Report of Management on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2014 and 2015, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2015 and our report dated July 28, 2015 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 28, 2015

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2014 and March 31, 2015 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2014 and 2015.

	Year ended March 31,
	2014	2015
	(In thousands)
Audit fees (1)	$191	$189
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$191	$189

__________

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

The following table sets information regarding purchases by Deswell of its common shares during the year ended March 31, 2014.

Issuer Purchases of Equity Securities (1)
Period	(a) Total Number of Shares (or Units) Puchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value) of Shares ( or Units) that May Yet Be Purchased Under the Plans or Programs
4/1 to 4/30/2013	106,973	$ 2.56	106,973	$ 2,623,938
5/1 to 5/31/2013	6,669	$ 2.67	6,669	$ 2,606,159
6/1 to 6/30/2013	50,698	$ 2.58	50,698	$ 2,475,561
7/1 to 7/31/2013	66,589	$ 2.47	66,589	$ 2,310,953
8/1 to 8/31/2013	56,978	$ 2.57	56,978	$ 2,164,291
9/1 to 9/30/2013	35,534	$ 2.50	35,534	$ 2,075,385
10/1 to 10/31/2013	51,926	$ 2.54	51,926	$ 1,943,389
11/1 to 11/30/2013	89,924	$ 2.48	89,924	$ 1,719,928
12/1 to 12/31/2013	89,695	$ 2.43	89,695	$ 1,502,059
1/1 to 1/31/2014	6,423	$ 2.25	6,423	$ 1,487,607
2/1 to 2/28/2014	-		-	$ 1,487,607
3/1 to 3/31/2014	-		-	$ 1,487,607

Total	561,409	$ 2.51	561,409	$ 1,487,607

(1)	On March 14, 2012, the Company announced that its board of directors had unanimously approved a share repurchase program authorizing Deswell’s management to purchase up to $4 million of Deswell’s outstanding common shares during the next two years. The share repurchase plan lasted for two years and expired in March of 2014. All shares were purchased by Deswell.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable to Deswell.

Item 16G. CORPORATE GOVERNANCE

For information regarding whether our corporate governance standards differ from those applied to U.S. domestic issuers and the reason why we do not have an independent compensation committee, see the discussion under “Other Committees; NASDAQ Compliance” in Item 6 “Directors and Senior Management” of this Report.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2014 and 2015 and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2014 and 2015 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 28, 2015 expressed an unqualified opinion thereon.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 28, 2015

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$23,278	$14,325
Time deposits maturing over three months	11,258	9,911
Marketable securities (note 3)	5,303	9,803
Available-for-sale securities (note 4)	1,643	1,676
Accounts receivable, less allowances for doubtful accounts of $534 and $607 at March 31, 2014 and 2015, respectively	7,926	9,577
Inventories (note 5)	11,012	10,828
Prepaid expenses and other current assets (note 6)	1,474	2,120
Total current assets	61,894	58,240
Property, plant and equipment, net (note 7)	38,742	36,598
Time deposits maturing over twelve months	-	1,601
Goodwill (note 8)	-	-
Total assets	$100,636	$96,439

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$2,665	$3,348
Accrued payroll and employee benefits	4,391	4,228
Customer deposits	1,780	2,450
Other accrued liabilities (note 10)	1,237	1,201
Income taxes payable	262	345
Deferred income tax liabilities (note 11)	691	804
Total current liabilities	$11,026	$12,376

Commitments and contingencies (note 12)

Shareholders' equity:
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 and 17,031,810 shares issued as of March 31, 2014 and 2015; 16,056,239 and 16,056,239 shares outstanding as of March 31, 2014 and 2015	$53,063	$53,063
Treasury stock at cost; 975,571 and 975,571 shares as of March 31, 2014 and 2015 (note 15)	(2,513)	(2,513)
Additional paid-in capital	7,806	8,005
Accumulated other comprehensive income	5,345	5,378
Retained earnings	25,909	20,130
Total shareholders' equity	89,610	84,063
Total liabilities and shareholders' equity	$100,636	$96,439

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2013	2014	2015
Net sales	$53,382	$40,932	$38,076
Cost of sales	46,171	37,295	33,852
Gross profit	7,211	3,637	4,224
Selling, general and administrative expenses	10,714	10,257	9,123
Other income (expenses), net (note 16)	233	(214)	93
Operating loss	(3,270)	(6,834)	(4,806)
Non-operating income, net (note 17)	2,056	379	2,553
Loss from continuing operations, before income taxes	(1,214)	(6,455)	(2,253)
Income taxes (note 11)	328	624	207
Loss from continuing operations, after income taxes	(1,542)	(7,079)	(2,460)
Loss from discontinued operations, net of tax	(449)	(411)	(348)
Net loss attributable to Deswell Industries, Inc.	(1,991)	(7,490)	(2,808)

Other comprehensive income
Unrealized gain on available-for-sale securities	718	57	33
Total comprehensive loss attributable to Deswell Industries, Inc.	$(1,273)	$(7,433)	$(2,775)

Net loss per share attributable to Deswell Industries, Inc. (note 2)
Basic and Diluted:
Loss from continuing operations per share	$(0.09)	$(0.43)	$(0.15)
Loss from discontinued operations per share	(0.03)	(0.03)	(0.02)
Net loss per share	$(0.12)	$(0.46)	$(0.17)
Weighted average common shares outstanding (shares in thousands)	16,467	16,186	16,056

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2012	16,196,810	$50,816	-	$-	$8,265	$4,570	$44,038	$107,689
Unrealized gain on available-for-sale securities	-	-	-	-	-	718	-	718
Exercise of stock options	605,000	1,627	-	-	(332)	-	-	1,295
Repurchase of common stock	-	-	(414,162)	(1,102)	-	-	-	(1,102)
Net loss	-	-	-	-	-	-	(1,991)	(1,991)
Dividends ($0.30 per share)	-	-	-	-	-	-	(5,033)	(5,033)
Balance at March 31, 2013	16,801,810	52,443	(414,162)	(1,102)	7,933	5,288	37,014	101,576
Unrealized gain on available-for-sale securities	-	-	-	-	-	57	-	57
Exercise of stock options	230,000	620	-	-	(127)	-	-	493
Repurchase of common stock	-	-	(561,409)	(1,411)	-	-	-	(1,411)
Net loss	-	-	-	-	-	-	(7,490)	(7,490)
Dividends ($0.22 per share)	-	-	-	-	-	-	(3,615)	(3,615)
Balance at March 31, 2014	17,031,810	53,063	(975,571)	(2,513)	7,806	5,345	25,909	89,610
Unrealized gain on available-for-sale securities	-	-	-	-	-	33	-	33
Stock-based compensation	-	-	-	-	199	-	-	199
Net loss	-	-	-	-	-	-	(2,808)	(2,808)
Dividends ($0.185 per share)	-	-	-	-	-	-	(2,971)	(2,971)
Balance at March 31, 2015	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,378	$20,130	$84,063

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2013	2014	2015
Cash flows from operating activities
Net loss	$(1,991)	$(7,490)	$(2,808)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,219	3,621	2,824
Provision for doubtful accounts, net	214	(19)	73
Allowances for obsolete inventories	110	134	341
Impairment of property, plant and equipment	197	490	-
Gain on disposal of property, plant and equipment	(78)	(392)	(766)
Unrealized holding (gain) loss on marketable securities	(186)	865	(954)
Gain on sales of marketable securities	(360)	-	(102)
Gain on sales of available-for-sale securities	(102)	-	-
Impairment of goodwill	-	392	-
Stock-based compensation expenses	-	-	199
Deferred income tax	180	277	115
Changes in operating assets and liabilities:
Accounts receivable	3,971	384	(1,724)
Inventories	4,366	230	(157)
Prepaid expenses and other current assets	1,012	(322)	(646)
Accounts payable	(2,597)	(479)	683
Accrued payroll and employee benefits	355	258	(163)
Customer deposits	(1,003)	526	670
Other accrued liabilities	(51)	(23)	(36)
Income taxes payable	154	(330)	81
Net cash provided by (used in) operating activities	8,410	(1,878)	(2,370)

Cash flows from investing activities
Purchase of property, plant and equipment	(951)	(853)	(890)
Proceeds from sale of property, plant and equipment, net of transaction costs	96	1,086	976
Purchase of marketable securities	(7,983)	-	(4,455)
Proceeds from sales of marketable securities	2,361	-	1,011
Proceeds from sales of available-for-sale securities	6,864	-	-
(Increase in) release of fixed deposits maturing over three months	(4,676)	(2,574)	1,347
Increase in fixed deposits maturing over twelve months	-	-	(1,601)
Net cash used in investing activities	(4,289)	(2,341)	(3,612)

Cash flows from financing activities
Dividends paid	(5,357)	(3,615)	(2,971)
Proceeds from exercise of stock options	1,295	493	-
Repurchase of common stock	(1,102)	(1,411)	-
Net cash used in financing activities	(5,164)	(4,533)	(2,971)

Net decrease in cash and cash equivalents	(1,043)	(8,752)	(8,953)
Cash and cash equivalents, beginning of year	33,073	32,030	23,278
Cash and cash equivalents, end of year	$32,030	$23,278	$14,325

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$2	$685	$7

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacturing and sales of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in the People's Republic of China (“PRC”). The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the PRC. From August 2003, these activities were moved to the Macao Special Administrative Region (“Macao”) of the PRC. During the fourth quarter of fiscal 2015, the Company closed down its metallic part business unit and sold all of its assets. The operating results of the metallic part business unit are reported as discontinued operations for all periods presented. See note 9 – discontinued operations for further discussion.

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

During fiscal 2014, based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. The entire goodwill was fully impaired. Please refer to note 8 - goodwill for details.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities - All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method. Interest and dividend income earned are included in non-operating income.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Inventories - Inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

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

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that certain of long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $197, $490 and $nil for the years ended March 31, 2013, 2014 and 2015, respectively.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Other comprehensive income - Other comprehensive income for the years ended March 31, 2013, 2014 and 2015 represented unrealized gain on available-for-sale securities and were included in the consolidated statement of comprehensive loss.

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

	Year ended March 31,
Allowance for doubtful account	2013	2014	2015

Balance at beginning of the year	$447	$574	$534
Provision for the year	214	34	216
Bad debt recovery	-	(53)	(143)
Written off during the year	(88)	(21)	-
Exchange difference	1	-	-
	$574	$534	$607

The provision and the bad debt recovery for the years were charged to other income (expenses) in consolidated statements of comprehensive loss.

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2013, 2014 and 2015, shipping and handling costs expensed to selling expenses were $704, $650 and $514, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7502, 7.7558 and 7.7524 as of March 31, 2013, 2014 and 2015, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.249, 6.196 and 6.2456 as of March 31, 2013, 2014 and 2015, respectively.

Aggregate net foreign currency transaction gain (loss) included in other income were $53, $40 and $(205) for the years ended March 31, 2013, 2014 and 2015, respectively.

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

For the years ended March 31, 2013, 2014 and 2015, the Company records stock-based compensation expenses amounted to $nil, $nil and $199 in the consolidated statement of comprehensive loss respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2013, 2014 and 2015 were estimated using the Binomial option pricing model with the following assumptions:

	Year ended March 31,
	2013	2014	2015

Risk-free interest rate – weighted average	N/A	N/A	2.606%
Expected life of options – weighted average	N/A	N/A	10 years
Stock volatility	N/A	N/A	44.37%
Expected dividend yield	N/A	N/A	7.8%

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

Basic net loss per share and diluted net loss per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2013	2014	2015

Net loss attributable to Deswell Industries, Inc.:
Loss from continuing operations	$(1,542)	$(7,079)	$(2,460)
Loss from discontinued operations	(449)	(411)	(348)
Net loss attributable to Deswell Industries, Inc.	$(1,991)	$(7,490)	$(2,808)

Basic weighted average common shares outstanding	16,467	16,186	16,056

Basic net loss per share:
Loss from continuing operations per share	$(0.09)	$(0.43)	$(0.15)
Loss from discontinued operations per share	(0.03)	(0.03)	(0.02)
Basic net loss per share	$(0.12)	$(0.46)	$(0.17)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2013	2014	2015

Basic weighted average common shares outstanding	16,467	16,186	16,056
Effect of dilutive securities – Options	-	-	-
Diluted weighted average common and potential common shares outstanding	16,467	16,186	16,056

Diluted net loss per share
Loss from continuing operations per share	$(0.09)	$(0.43)	$(0.15)
Loss from discontinued operations per share	(0.03)	(0.03)	(0.02)
Diluted net loss per share	$(0.12)	$(0.46)	$(0.17)

For the years ended March 31, 2013, 2014 and 2015, potential common shares of 668,500, nil and 532,000 shares related to stock options are excluded from the computation of diluted net loss per share as their exercise prices were higher than the average market price.

As of March 31, 2013, 2014 and 2015, 412,000, 132,000 and nil shares related to stock options are excluded from the calculations of diluted net loss per share because their inclusion would have been anti-dilutive.

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

The following table presents fair values for those assets measured at fair value on a non-recurring basis at March 31, 2014 and 2015:

March 31,
	2014	2015
Long-lived assets
Using Level 1	$—	$—
Using Level 2	—	—
Using Level 3	—	—
	$—	$—

During the year ended March 31, 2014, the Company impaired its property, plant and equipment by $490. The carrying value of the asset was $490 and was written down to $0. The Company used unobservable inputs based on its experience and knowledge of the market, as such, the Company classified the fair value of this asset within Level 3. No impairment charges on property, plant and equipment was made for the year ended March 31, 2015.

Discontinued Operations – For the year ended March 31, 2015, the Company sold all of the assets of metallic segment. The operating results of metallic segment are reported as discontinued operations in the consolidated statements of comprehensive loss for all periods presented. For the breakdown of the assets and liabilities of metallic segment, please see note 9 – discontinued operations. Certain prior year information for metallic segment has been reclassified to present their businesses as discontinued operations accordingly. These items had no impact on the amounts of previously reported total comprehensive loss attributable to Deswell Industries, Inc. or total equity.

Recent changes in accounting standards –In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) — Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. For public business entities, this ASU should apply prospectively to both of the followings: 1) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years; and 2) all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. The adoption of ASU 2014-08 is not expected to have material impact on its consolidated financial statements.

The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that may have a material impact on results of operations, financial condition, or cash flows, based on current information.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,
	2014	2015

Cost	$5,982	$9,539

Market value	$5,303	$9,803

Unrealized gain (loss) for the years ended March 31, 2013, 2014 and 2015 were $186, $(865) and $954, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2013, 2014 and 2015 were $2,361, $nil and $1,011 respectively and realized gain from sales of marketable securities for the years ended March 31, 2013, 2014 and 2015 were $360, $nil and $102, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

4. Available-for-sale Securities

The Company acquired corporate bonds issued by Hong Kong listed companies with contractual maturities after 5 years.

	March 31,
	2014	2015

Cost	$1,614	$1,614

Market value	$1,643	$1,676

Unrealized gain for the years ended March 31, 2013, 2014 and 2015 were $718, $57 and $33, respectively.

Net proceeds from sale of available-for-sales securities for the years ended March 31, 2013, 2014 and 2015 were $6,864, $nil and $nil, respectively. Gross realized gains from sale of available-for-sales securities for the years ended March 31, 2013, 2014 and 2015 were $132, $nil and $nil, respectively and gross realized losses from sales of available-for-sales securities for the years ended March 31, 2013, 2014 and 2015 were $30, $nil and $nil, respectively.

Other-Than-Temporary Impairment

Based on an evaluation of securities that have been in a gain position, the Company did not recognize an other-than-temporary impairment charge as of March 31, 2015. The Company considered various factors which included its intent and ability to hold the underlying securities until its estimated recovery of amortized cost. The other-than-temporary impairment charge for the years ended March 31, 2013, 2014 and 2015 was $nil, $nil and $nil, respectively.

The available-for-sale securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical corporate bonds in active markets.

5. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2014	2015

Raw materials	$5,198	$4,963
Work-in-progress	4,289	4,437
Finished goods	1,525	1,428
	$11,012	$10,828

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2013	2014	2015

Balance at beginning of the year	$3,711	$3,450	$3,554
Additional charges	110	134	341
Written off	(371)	(30)	(8)
Balance at the end of the year	$3,450	$3,554	$3,887

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2014	2015

Value added tax receivable	$58	$120
Rental and utility deposit	32	21
Advance to suppliers	123	254
Prepayment	716	728
Coupon receivable	58	58
Others	487	939
	$1,474	$2,120

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2014	2015
At cost:
Leasehold land and buildings	$33,715	$33,715
Plant and machinery	49,693	45,676
Furniture, fixtures and equipment	12,809	12,230
Motor vehicles	1,328	1,600
Leasehold improvements	3,800	2,855
Construction in progress	91	-
Impairment	(4,881)	(4,779)
	96,555	91,297
Less: accumulated depreciation and amortization	(57,813)	(54,699)
Net book value	$38,742	$36,598

Included in furniture, fixtures and equipment is computer software with net values of $163 and $106 as of March 31, 2014 and 2015, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2014	2015
Land use right of state-owned land and buildings erected thereon (a)	$29,534	$29,534
Long term leased land and buildings erected thereon (b)	4,181	4,181
	$33,715	$33,715

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2015, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

7. Property, Plant and Equipment - continued

Included in leasehold land and buildings is property on lease with net values of $2,434 and $2,033 as of March 31, 2014 and 2015, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2014	2015

Cost	$2,969	$2,513
Less: accumulated depreciation and amortization	(535)	(480)
Net book value	$2,434	$2,033

During the years ended March 31, 2013, 2014 and 2015, the Company impaired its property, plant and equipment by $197, $490 and $nil, respectively, which were charged to other income (expenses) in consolidation statements of comprehensive loss. Depreciation of property, plant and equipment were $4,219, $3,621 and $2,824 during the years ended March 31, 2013, 2014 and 2015, respectively.

8. Goodwill

There was no impairment in goodwill for the year ended March 31, 2013. During the year ended March 31, 2014, the Company evaluated and identified an impairment loss of goodwill of $392 in relation to electronic division. The entire goodwill was fully impaired. Details of the goodwill are as follows:

Acquisitions	March 31,
	2014	2015

Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment – electronic division	(392)	(392)
Impairment– metallic division	(317)	(317)
	$-	$-

9. Discontinued Operations

During the fourth quarter of fiscal 2015, the Company closed down its metallic part business unit and sold all of its assets. The operating results of the metallic part business unit are reported as discontinued operations for all periods presented. We had historically reported the results of the metallic part business unit as a separate segment. The continuing cash flows subsequent to its closure were not significant.

The results of the discontinued operations of metallic part for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Year ended March 31,
	2013	2014	2015
Net sales	$692	$-	$1

Loss from discontinued operations, before income taxes	$(449)	$(411)	$(348)
Income taxes	-	-	-
Loss from discontinued operations, after income taxes	$(449)	$(411)	$(348)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

9. Discontinued Operations - continued

The assets and liabilities of metallic parts which are reported as discontinued operations were as follows:

March 31,
2014	2015

ASSETS

Current assets:
Inventories	$321	$-
Prepaid expenses and other current assets	20	-
Total current assets	341	-
Property, plant and equipment, net	57	-
Total assets	$398	$-

LIABILITIES

Current liabilities:
Accounts payable	$136	$22
Accrued payroll and employee benefits	142	-
Other accrued liabilities	11	3
Total current liabilities	$289	$25

In the consolidated statements of cash flows, the activities of metallic part were included along with our activities from continuing operations.

10. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2014	2015

Accrued expenses	$571	$577
Value added tax payable	2	5
Others	664	619
	$1,237	$1,201

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

11. Income Taxes

The components of loss before income taxes are as follows:

	Year ended March 31,
	2013	2014	2015
Hong Kong	$(2)	$(2)	$(2)
Macao	1,251	536	292
PRC	(2,463)	(6,989)	(2,543)
Loss before income taxes from continuing operations	$(1,214)	$(6,455)	$(2,253)
Loss before income taxes from discontinued operations - PRC	(449)	(411)	(348)
Loss before incomes taxes	$(1,663)	$(6,866)	$(2,601)

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2013: 16.5%, 2014: 16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2015 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2015, there is no interest and penalties related to uncertain tax positions.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

11. Income Taxes - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2013	2014	2015
Current tax
- PRC	$150	$347	$92
Deferred tax	178	277	115
	$328	$624	$207

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2013	2014	2015
Provision for income taxes at statutory tax rate in the PRC	$(416)	$(1,717)	$(650)
Effect of income for which no income tax is chargeable	(21)	(296)	(441)
Effect of expense for which no income tax is deductible	936	2,312	1,209
Net change in valuation allowances	(171)	175	89
Under provision of income tax in previous years	—	150	—
Effective tax	$328	$624	$207

The net deferred income tax consists of the following:

	March 31,
	2014	2015
Deferred income tax assets	$-	$-
Deferred income tax liabilities	(691)	(804)
Net deferred income tax liabilities	$(691)	$(804)

The components of net deferred income tax are as follows:

	March 31,
	2014	2015
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$123	$127
Provision of employee benefits	337	320
Depreciation and amortization	834	955
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,184)	(1,225)
Others	(41)	(135)
Less: Valuation allowances	(760)	(846)
Net deferred income tax liabilities	$(691)	$(804)

A significant portion of the deferred income tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. As at March 31, 2015, the unused tax losses, amounted to $217, $179, $69, $23 and $19, will be expired in calendar years ending 2015, 2016, 2017, 2018 and 2019, respectively.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2015.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

12. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of comprehensive loss were $160, $175 and $177 for the years ended March 31, 2013, 2014 and 2015, respectively.

At March 31, 2015, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2016	$60
Year ending March 31, 2017	9
Total minimum lease payments	$69

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease, which provide for payments through 2016. At March 31, 2015, the minimum future rental income to be received is as follows:

Year ending March 31, 2016	$219
Total minimum future rental income	$219

At March 31, 2015, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $30, which are expected to be disbursed during the year ending March 31, 2016.

13. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in the PRC. The expense of $306, $441 and $370 included in the consolidated statements of comprehensive loss related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2013, 2014 and 2015, respectively.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

14. Stock Option Plan - continued

As of March 31, 2015, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2013		2014		2015
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	1,685,500	$5.44	1,080,500	$7.29	132,000	$2.14
Granted during the year	—	—	—	—	400,000	2.09
Exercised during the year	(605,000)	2.14	(230,000)	2.14	—	—
Cancelled or expired	—	—	(718,500)	9.88	—	—
Outstanding and exercisable at the end of the year	1,080,500	$7.29	132,000	$2.14	532,000	$2.10

Range of exercise price per share	$1.34 to $14.10	$2.09 to $2.14	$2.09 to $2.14

The weighted average fair value of options granted for the year ended March 31, 2015 was $0.50 per share. The total intrinsic value of options exercised during the years ended March 31, 2013, 2014 and 2015 was $392, $81 and $nil, respectively. At March 31, 2014 and 2015, the aggregated intrinsic value of options outstanding and exercisable was $nil and $nil.

The number of options cancelled for the years ended March 31, 2013, 2014 and 2015 were nil, 718,500 and nil. The weighted average remaining contractual life of the share options outstanding at March 31, 2015 was 8.7 years. At March 31, 2014 and 2015, there were 1,636,000 and 1,236,000 options available for future grant under the plans, respectively.

15. Stock Buyback Plan

On March 14, 2012, the Company’s Board of Directors authorized a stock buyback plan to repurchase up to an aggregate of $4,000 of its issued and outstanding common shares in compliance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 during the next two years. The program does not obligate the Company to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased. During the years ended March 31, 2013 and 2014, 414,162 and 561,409 common shares have been repurchased under the stock buyback plan for a total consideration of $1,102 and $1,411 at an average price of $2.66 and $2.51 per share, respectively. The Company did not make any repurchase of common stock during the year ended March 31, 2015.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

16. Other income (expenses), net

Other income (expenses), net consist of the following:

	Year ended March 31,
	2013	2014	2015
Gain on disposal of property, plant and equipment	$59	$375	$262
Exchange gain (loss)	53	40	(205)
Provision for doubtful accounts, net	(214)	19	(73)
Impairment of property, plant and equipment	(197)	(490)	—
Impairment of goodwill	—	(392)	—
Others	532	234	109
Other income (expenses), net from continuing operations	$233	$(214)	$93

17. Non-operating income, net

Non-operating income, net consist of the following:

	Year ended March 31,
	2013	2014	2015
Dividend income from marketable securities	$218	$233	$238
Interest income from available-for-sales securities	718	126	126
Interest income from bank deposits	501	596	535
Unrealized gain (loss) from marketable securities	186	(865)	954
Realized gain from sales of marketable securities	360	—	102
Realized gain from sales of available-for-sales securities, net	102	—	—
Rental income	—	260	600
Others	(29)	29	(2)
Non-operating income, net from continuing operations	$2,056	$379	$2,553

18. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2013, 2014 and 2015 are as follows:

	Percentage of net sales
	Year ended March 31,
	2013	2014	2015
VTech Telecommunications Ltd.	13.0%	15.8%	16.5%
Loud Technologies, Inc.	*	11.7%	13.7%
Lenbrook Industries Ltd.	11.1%	15.7%	*

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

18. Operating Risk - continued

Debtors accounting for 10% or more of total accounts receivable at March 31, 2014 and 2015, respectively, are as follows:

	Percentage of accounts receivable at
	Year ended March 31,
	2014	2015
VTech Telecommunications Ltd.	23.0%	26.1%

There were no accounts receivable written off during the years ended March 31, 2013, 2014 and 2015, respectively. There were provision for (reversal of) doubtful accounts of $214, $(19) and $73 during the years ended March 31, 2013, 2014 and 2015, respectively. There were charge off of provision for doubtful accounts of $88, $21 and $nil during the years ended March 31, 2013, 2014 and 2015, respectively. At March 31, 2014 and 2015, allowances for doubtful accounts were $534 and $607, respectively.

Concentrations of Suppliers - For the years ended March 31, 2013, 2014 and 2015, the Company had no single suppliers contributed over 10% of total purchase.

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

19. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. During the fourth quarter of fiscal 2015, the Company completed its exit from metallic parts business. See note 9 – discontinued operations for details.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

19. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Year ended March 31,
	2013			2014			2015
	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax

Segment:
Injection molded plastic parts	$27,775	$1,050	$(1,784)	$19,918	$580	$(4,517)	$20,206	$(434)	$(341)
Electronic products	26,740	83	570	21,684	90	(1,938)	18,409	(105)	(1,912)
Metallic parts (Discontinued in fiscal 2015)	692	—	(449)	—	—	(411)	1	—	(348)
Segment total	$55,207	$1,133	$(1,663)	$41,602	$670	$(6,866)	38,616	$(539)	(2,601)

Reconciliation to consolidated totals:
Sales eliminations	(1,133)	(1,133)	—	(670)	(670)	—	(539)	539	—
Consolidated totals:
Net sales	$54,074	$—		$40,932	$—		$38,077	$—
Loss before income taxes			$(1,663)			$(6,866)			$(2,601)

	Year ended March 31,
	2013		2014		2015
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses
Segment:
Injection molded plastic parts	$415	$—	$495	$—	$509	$—
Electronic products	86	—	101	—	26	—
Metallic parts (Discontinued in fiscal 2015)	—	—	—	—	—	—
Consolidated total	$501	$—	$596	$—	$535	$—

	Year ended March 31,
	2013			2014			2015
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$80,804	$670	$3,677	$74,328	$200	$3,181	$73,829	$550	$2,384
Electronic products	30,760	281	537	25,911	648	399	22,610	340	415
Metallic parts (Discontinued in fiscal 2015)	605	—	5	397	5	41	—	—	25
Segment totals	$112,169	$951	$4,219	$100,636	$853	$3,621	$96,439	$890	$2,824
Reconciliation to consolidated totals:
Elimination of receivables from intersegments	4	—	—	—	—	—	—	—	—
Goodwill allocated to electronic products segment	392	—	—	—	—	—	—	—	—
Consolidated totals	$112,565	$951	$4,219	$100,636	$853	$3,621	$96,439	$890	$2,824

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

19. Segment Information - continued

The Company's sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2013	2014	2015
Net sales
United States of America	$16,462	$11,081	$9,910
PRC	22,504	15,862	16,119
United Kingdom	1,908	1,721	1,023
Hong Kong	3,813	3,550	5,505
Europe	5,524	6,197	3,501
Others	3,171	2,521	2,018
Net sales from continuing operations	$53,382	$40,932	$38,076
Net sales from discontinued operations	692	—	1
Total net sales	$54,074	$40,932	$38,077

The location of the Company's identifiable assets is as follows:

	March 31,
	2014	2015
Hong Kong and Macao	$31,078	$29,444
PRC	69,558	66,995
Total identifiable assets	100,636	96,439
Goodwill	—	—
Total assets	$100,636	$96,439

20. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $77,255 (equivalent to RMB 479 million) and $76,674 (equivalent to RMB 479 million) as of March 31, 2014 and 2015, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

20. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2014	2015

Assets

Current assets:
Cash and cash equivalents	$1,739	$1,369
Prepaid expenses and other current assets	76	76
Amounts due from subsidiaries	39,589	35,633
Total current assets	41,404	37,078
Investments in subsidiaries	49,447	48,360
Property, plant and equipment-net	143	56
Total assets	$90,994	$85,494

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,315	$1,315
Other accrued liabilities	69	116
Total current liabilities	1,384	1,431
Total shareholders’ equity	89,610	84,063
Total liabilities and shareholders’ equity	$90,994	$85,494

Statements of comprehensive loss

	Year ended March 31,
	2013	2014	2015
Equity in earnings (loss) of subsidiaries	$394	$(5,213)	$(1,120)
Operating expenses	2,385	2,277	1,688
Loss before income taxes	(1,991)	(7,490)	(2,808)
Income taxes	—	—	—
Net loss	(1,991)	(7,490)	(2,808)
Share of other comprehensive income of subsidiaries	718	57	33
Total comprehensive loss	$(1,273)	$(7,433)	$(2,775)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

20. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2013	2014	2015
Cash flows from operating activities
Net loss	$(1,991)	$(7,490)	$(2,808)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in (earnings) loss of subsidiaries	(394)	5,213	1,120
Depreciation	87	87	87
Stock-based compensation expenses	—	—	199
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(53)	5	—
Amounts due from subsidiaries	6,756	7,533	3,956
Accrued payroll and employee benefits	616	561	—
Other accrued liabilities	84	(30)	47
Net cash provided by operating activities	5,105	5,879	2,601

Cash flows from investing activities
Purchase of property, plant and equipment	—	—	—
Net cash used in investing activities	—	—	—

Cash flows from financing activities
Dividends paid	(5,357)	(3,615)	(2,971)
Exercise of stock options	1,295	493	—
Repurchase of common stock	(1,102)	(1,411)	—
Net cash used in financing activities	(5,164)	(4,533)	(2,971)

Net (decrease) increase in cash and cash equivalents	(59)	1,346	(370)
Cash and cash equivalents, beginning of year	452	393	1,739
Cash and cash equivalents, end of year	$393	$1,739	$1,369

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

20. Condensed Financial Information of Deswell Industries, Inc. - continued

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

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2013, 2014 and 2015, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b) Related party transactions

For the years ended March 31, 2013, 2014 and 2015, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 22 of this report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(a) Consolidated Balance Sheets as of March 31, 2014 and 2015; (b) Consolidated Statements of Comprehensive Loss for the Years Ended March 31, 2013, 2014 and 2015; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2013, 2014 and 2015; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2013, 2014 and 2015; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

63

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By: /s/ Edward So Kin Chung_______

Edward So Kin Chung,

Chief Executive Officer

Date: July 28, 2015

64