Form 20-F
DESWELL INDUSTRIES INC
filed 2016-07-27
CIK 946936

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _________ to ___________

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Islands	Herman Wong, Chief Financial Officer,
(Jurisdiction of incorporation or organization)	Telephone: 853-28-322096; fax: 853-28-323265
E-mail: hermanwong@jetcrown.net
10B, Edificio Associacao Industrial De Macau 32 Rua do Comandante Mata e Oliveira, Macao Special Administrative Region, PRC	10B, Edificio Associacao Industrial De Macau 32 Rua do Comandante Mata e Oliveira, Macao Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Common shares, no par value

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2016, there were 16,056,239 common shares of the registrant outstanding.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter)
during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)
☑ Yes ☐ No

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;
•	“shares” refer to our common shares, no par value;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
•	“BVI” refers to the British Virgin Islands;
•	all references to:
o	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;
o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;
o	“MOP$” are to the legal currency of Macao;
o	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and
o	“fiscal year,” e.g., “fiscal 2016,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page 57 of this Annual Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2016, and the Balance Sheet data as of March 31, 2015 and 2016 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the years ended March 31, 2012, 2013, and 2014, and the Balance Sheet data as of March 31, 2012, 2013, and 2014 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2012	2013	2014	2015	2016
Net sales	$ 63,687	$ 53,382	$ 40,932	$ 38,076	$ 44,568
Cost of sales	53,435	46,171	37,295	33,852	39,775
Gross profit	10,252	7,211	3,637	4,224	4,793
Selling, general and administrative expenses	12,057	10,714	10,257	9,123	9,119
Other income (expenses), net	592	233	(214)	93	(1,021)
Operating loss	(1,213)	(3,270)	(6,834)	(4,806)	(5,347)
Non-operating income, net	1,190	2,056	379	2,553	571
Loss before income taxes	(23)	(1,214)	(6,455)	(2,253)	(4,776)
Income taxes	482	328	624	207	158
Loss from continuing operations, after income taxes	(505)	(1,542)	(7,079)	(2,460)	(4,934)
Loss from discontinued operations, net of tax	(956)	(449)	(411)	(348)	-
Net loss attributable to Deswell Industries, Inc.	(1,461)	(1,991)	(7,490)	(2,808)	(4,934)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(2)	(746)	718	57	33	(73)
Total comprehensive loss attributable
to Deswell Industries, Inc.	$ (2,207)	$ (1,273)	$ (7,433)	$ (2,775)	$ (5,007)
Net loss per share attributable
to Deswell Industries, Inc.(2):
Basic and Diluted:
Loss from continuing operations per share(3)	$ (0.03)	$ (0.09)	$ (0.43)	$ (0.15)	$ (0.31)
Loss from discontinued operations per share(3)	$ (0.06)	$ (0.03)	$ (0.03)	$ (0.02)	$ -
	$ (0.09)	$ (0.12)	$ (0.46)	$ (0.17)	$ (0.31)
Weighted average common shares
outstanding(3) (shares in thousands)	16,197	16,467	16,186	16,056	16,056

Statistical Data:
Gross margin from continuing operations	16.1%	13.5%	8.9%	11.1%	10.8%
Operating margin from continuing operations	-1.9%	-6.1%	-16.7%	-12.6%	-12.0%
Dividends per share	$ 0.12	$ 0.30	$ 0.22	$ 0.19	$ 0.14

Balance Sheet Data:
	2012	2013	2014	2015	2016
Working capital	$ 60,933	$ 58,298	$ 50,868	$ 45,864	$ 39,890
Total assets	121,959	112,565	100,636	96,439	87,571
Long-term debt, less current portion	-	-	-	-	-
Total debt	-	-	-	-	-
Shareholders’ equity	107,689	101,576	89,610	84,063	76,808

__________

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	See Note 4 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the years ended March 31, 2015 and 2016.
(3)	Basic loss per share excludes dilution from potential common shares and is computed by dividing loss attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflect the potential dilution from potential common shares.

Risk Factors

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the following cautionary statements:

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2016, we had three major customers, each accounting for more than 10% of our net sales and together for 36.7% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2016 under U.S. income tax laws and may be a PFIC for years after fiscal 2016. If we were a PFIC in fiscal 2016, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2016 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax – Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 46 of this Report.

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

The inflation rate in China was recorded at 2.0% in May of 2016. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

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

Because most of our labor costs are incurred in China and therefore paid in RMB, the adverse effect on our business and financial results from increasing labor costs has historically been exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in the next risk factor.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2016. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar. However, in fiscal 2016, the RMB depreciated relative to the U.S. dollar, with the exchange rate mitigating rather than exacerbating the increasing labor costs experienced by the Company.

_________

(1)     RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 92% of the Company total, about 51.0%, 52.0%, and 47.2% were in RMB during the years ended March 31, 2014, 2015 and 2016, respectively.

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

We manufacture and sell injection-molded plastic parts and components and provide manufacturing services for electrical products and subassemblies to companies and industries that have in the past, and may in the future, experience financial difficulty, particularly in light of recent conditions in the credit markets and the overall worldwide economy. For information on the concentration of our credit risk, see Note 19 of Notes to Consolidated Financial Statements included later in this Report.

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

At March 31, 2016, we had cash on hand of $12.0 million, time deposits maturing over three months of $5.3 million and time deposits maturing over twelve months of $4.6 million, which were invested in short-term interest bearing investments at banks or other financial institutions. Of that amount, approximately $5.0 million was held in banks and other financial institutions in Hong Kong, $4.6 million in Macao and $12.3 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$64,400 based on the midpoint exchange rate for June 30, 2016 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$64,100 based on the midpoint exchange rate for June 30, 2016 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

We compete with a number of different companies in production of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with Asian-based manufacturers and/or suppliers of injection-molded plastic parts and components, major global electronic manufacturing services (“EMS”) providers, other smaller EMS companies that have a regional or product-specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers which compete in our end markets. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2014, 2015 and 2016:

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2016, we maintained fire, casualty and theft insurance aggregating approximately $68.4 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2016, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

Payment of dividends by our subsidiaries in the PRC to us is subject to restrictions under PRC law. The new PRC tax law could force us to reduce the amount of dividends we have historically paid to our shareholders or possibly eliminate them or we may decide not pay dividends in the future.

Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in the PRC refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises (“China GAAP”) less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under U.S. GAAP. As a result, our subsidiaries in PRC may not be able to pay any dividend in a given year as determined under U.S. GAAP. The China tax authorities may require changes in determining income of the Company that would limit its ability to pay dividends and make other distributions. PRC law requires companies, including our PRC subsidiaries, to reserve about 10% of their profits for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes to them could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for significant amounts of our global sales. The United States was our number two market in our years ended March 31, 2014, March 31, 2015 and March 31, 2016. See Item 4 “Information on the Company – Customers and Marketing” on page 20 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2016, approximately 62.9% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2016, our balance sheet included approximately $32.4 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions on our business in recent periods, forecasting future business remains difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. For example, because of the impact during fiscal 2011 on our injection molded plastics business of the world-wide economic slowdown prevailing in that period, we recorded non-cash impairment charges to property, plant and equipment used in that segment of $4.5 million, more than doubling the total operating loss we would have otherwise reported for the year ended March 31, 2011. We recorded an impairment charge of $197,000 on property, plant and equipment used in our plastic manufacturing operations for the year ended March 31, 2013 and $490,000 for the year ended March 31, 2014. There were no such impairment charges taken for fiscal 2015 or 2016. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

On June 30, 2016, members of our senior management and Board of Directors as a group beneficially owned approximately 44.0% of our outstanding common shares. As a result, acting together, they may be able to control or at least substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders.

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

The Company’s registered agent in the BVI is Harneys Corporate Services Limited, P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company’s principal administrative office is located in 10B Edificio Associacao Industrial De Macau, 32 Rua do Comandante Mata e Oliveira, Macao, and its telephone number is (853) 2832-2096 and its facsimile number is (853) 2832-3265. Our principal manufacturing facilities and operations are currently based in Dongguan, Guangdong, China.

Important Events in Deswell’s Development that Have Occurred since April 1, 2015

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

The manufacturing of the metallic components is considered to be one of the production processes which may emit pollutants. During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 10 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2016.

DESWELL INDUSTRIES INC.
A British Virgin Islands International Business Company
100%
Idestop Holdings Ltd. (A British Virgin Islands International Business Company)
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
100%
Dongguan Kwan Hong Electronics Trading Co. Ltd. (A limited liability China Foreign Operation)
100%
Kwanasia Electronics (Macao Commercial Offshore) Ltd. (A Macao incorporated company)
100%
Shenzhen Kwan Wing Trading (Company) Ltd. (A limited liability China Foreign Operation)

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2014, 2015 and 2016 included the following (dollar amounts in thousands):

	Year ended March 31,
	2014	2015	2016
Purchase of property, plant and equipment	$853	$890	$591
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$1,086	$976	$1,266

Our major capital expenditures in fiscal 2016 included:

•	$295,000 for plant and machinery for plastic and electronic products;
•	$114,000 for leasehold improvements;
•	$73,000 for motor vehicles; and
•	$109,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2015 included:

•	$320,000 for plant and machinery for plastic and electronic products;
•	$140,000 for leasehold improvements;
•	$320,000 for motor vehicles; and
•	$110,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2014 included:

•	$600,000 for plant and machinery for plastic and electronic products;
•	$190,000 for leasehold improvements; and
•	$60,000 for furniture, fixtures and equipment.

All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures.

The Company has constructed its own manufacturing plant and dormitory buildings in Houjie, Dongguan China with an aggregate of approximately 1.3 million square feet of land acquired from the local government in January 2000. Management believes that the current plant facility has sufficiently met the Company’s existing requirements. Thus, the Company has postponed additional construction, consisting of previously planned additions of two dormitory units and two other buildings. We may choose to inaugurate this last phase of construction if additional production capacity is required in the future.

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

We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:

•	plastic components of electronic entertainment products;
•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;
•	toner cartridges and cases for photocopy and printer machines;
•	parts for electrical products such as air-conditioning and ventilators;
•	parts for audio equipment;

•	cases and key tops for personal organizers and remote controls;
•	double injection caps and baby products ;
•	parts for medical products such as apparatus for blood tests;
•	laser key caps; and
•	automobile components.

Electronic products manufactured by the Company include:

•	sophisticated professional audio equipment including digital audio workstation, digital or analogue mixing consoles, instrument amplifiers, signal processors, firewire/USB audio interfaces, keyboard controllers and speaker enclosures;
•	high end home theatre audio products, such as 7.1-channel audio-visual Hi-Fi stereo receivers-amplifiers;
•	complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies; and
•	telecommunication products, such as VoIP keysets for business communications.

Historically, metal products manufactured by the Company include metallic molds and necessary parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, vending machines, and more. As manufacturing of the metallic components is considered to be one of the production processes that may emit pollutants, during the year ended March, 31, 2015 the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March, 2015, all the metallic components used in assembly of the Company’s audio products were provided by third party suppliers

As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metallic accessory parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, this advantage has been difficult to maintain as a result of increased competition and increased production overheads during the last three fiscal years.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 47.2%, 51.9%, and 44.5% of the Company’s total sales during the years ended March 31, 2014, 2015 and 2016, respectively. At March 31, 2016, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 25 to 90 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2016, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2016, the Company made an average of approximately 20 to 25 molds each month. The average weight of the molds produced by the Company is about 2,000 pounds costing an average of $12.00 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2016, the Company had approximately 202 injection molding machines, ranging from 30 to 2,000 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2016, the Company disposed of 47 old plastic injection molding machines and added 4 new ones.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2016 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2014, 2015, and 2016, manufacturing of electronic products accounted for approximately 52.8%, 48.1%, and 55.5%, respectively, of the Company’s total sales.

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

Metal Parts Manufacturing

During the fourth quarter of 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 10 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

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

Plastic and electronic products manufactured and assembled at the Company’s facilities have a low level of product defects, and aggregate returns represented less than 3% of total net sales during each of the years ended March 31, 2014, 2015 and 2016.

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

In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification, which evidences that the Company’s environmental management standards meet established international standards. ISO 14000 is a series of international standards on environmental management. ISO 14001 is the most well-known of these standards and is often seen as the cornerstone standard of the ISO 14000 series. In January 2006, the Company’s electronic and metallic manufacturing plant also obtained ISO 14001 certification.

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

The Company used in excess of 5,027,000 pounds of plastic resins during the year ended March 31, 2016. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” on page 11 & 12 of the Risk Factor section of this Report.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 20 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2014, 2015 and 2016. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2014, 2015 and 2016:

	Year ended March 31,
Geographical Area	2014	2015	2016
China	38.8%	42.3%	42.1%
United States	27.1	26.0	18.2
Europe	15.1	9.2	14.4
Hong Kong	8.7	14.5	17.2
United Kingdom	4.2	2.7	2.3
Others	6.1	5.3	5.8
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 42.1% of our total net sales for the year ended March 31, 2016 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2014, 2015 and 2016:

	Year ended March 31,
	2014	2015	2016
Customer A	15.7%	*	13.6%
Customer B	15.8%	16.5%	12.7%
Customer C	11.7%	13.7%	10.4%

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

Property, Plants and Equipment

Macao

The Company leases Units 10B and 10C Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macao from an unaffiliated party, each being for a term of two years to May 2018. The premises are used as trading, administrative and accounting offices for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $3,600.

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2016 constructed approximately.

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

The Company owns 12 apartment units located near its plastic manufacturing factories that are used for housing senior management. At March 31, 2016, seven of these apartment units were to be sold to third parties. As the sale was not yet completed by the end of March 31, 2016, the properties were classified as held for sale on the Company’s Consolidated Financial Statements. It was expected that the sales will be consummated before March 31, 2017. See Note 7 of the Company’s Consolidated Financial Statements for Assets Held For Sale.

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

Material Effects of Government Regulations

See discussion of increasing minimum wage levels in Guangdong Province and corresponding increases in employer contributions for mandatory social welfare benefits for Chinese employees on page 8.

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

The manufacturing of the metallic components is considered to be one of the production processes which may emit pollutants. During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015 and March 31, 2016, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 10 of the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

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

The amount of current tax liability at March 31, 2016 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

Business Segment Information

Deswell’s operations are generally organized in three segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling and metallic parts manufacturing (which has since been discontinued as discussed above). The Company’s reportable segments are strategic business units that offer different products and services. See Note 20 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2016:

	Year ended March 31, 2014			Year ended March 31, 2015			Year ended March 31, 2016
	Plastic Injection Molding Segment	Electronic Segment	Total from Continuing operations	Plastic Injection Molding Segment	Electronic Segment	Total from Continuing operations	Plastic Injection Molding Segment	Electronic Segment	Total from Continuing operations
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	88.3	93.6	91.1	83.1	95.1	88.9	82.9	94.3	89.2
Gross profit	11.7	6.4	8.9	16.9	4.9	11.1	17.1	5.7	10.8
Selling, general and
administrative expenses	34.7	16.4	25.1	29.3	18.2	24.0	26.8	15.4	20.5
Other income (expenses), net	(1.9)	0.7	(0.5)	-	0.5	0.2	(6.6)	1.2	(2.3)
Operating loss	(24.9)	(9.3)	(16.7)	(12.4)	(12.8)	(12.7)	(16.3)	(8.5)	(12.0)
Non-operating
income, net	1.6	0.3	0.9	10.7	2.4	6.7	2.8	-	1.3
Loss before
income taxes	(23.3)	(9.0)	(15.8)	(1.7)	(10.4)	(6.0)	(13.5)	(8.5)	(10.7)
Income taxes	0.7	2.3	1.5	0.8	0.2	0.5	0.5	0.2	0.4
Net loss	(24.0)%	(11.3)%	(17.3)%	(2.5)%	(10.6)%	(6.5)%	(14.0)%	(8.7)%	(11.1)%

Year ended March 31, 2016 (Fiscal 2016) Compared to Year Ended March 31, 2015 (Fiscal 2015)

Net Sales - The Company's net sales from continuing operations for the year ended March 31, 2016 were $44,568,000, an increase of $6,492,000 or 17.1% as compared to $38,076,000 in fiscal 2015. The increase was related to an increase in sales revenues of $53,000 in our plastic segment and an increase of $6,439,000 in our electronic segment, as compared with the respective net sales from these segments in the prior fiscal year.

The revenue increase in the plastic segment was due to an increase of $2,894,000 in orders from existing customers for printing, office equipment and local sales, offsetting a decrease of $2,841,000 in sales orders from existing customers mainly for telephone, medical and other products.

The revenue increase in the electronic segment was mainly due to an increase of $8,858,000 in orders from existing customers for home entertainment products and professional audio instruments, offsetting a decrease of $2,535,000 in orders for professional audio equipment from other existing customers. The increase in sales orders was mainly attributed to the continued efforts to develop new opportunities and collaborating new products with our existing customers.

Gross Profit - Gross profit from continuing operations for the year ended March 31, 2016 was $4,793,000, representing a gross profit margin of 10.8%. This compared with the overall gross profit from continuing operations of $4,224,000 and gross profit margin of 11.1% for the year ended March 31, 2015.

Gross profit in the plastic segment increased by $46,000 to $3,381,000 or 17.1% of net sales for the year ended March 31, 2016, as compared to $3,335,000 or 16.9% of net sales, for the same period in the prior fiscal year. The increase in gross margin for the plastic segment was mainly due to a decrease in factory overheads, as a percentage of net sales, when compared with last fiscal year.

Gross profit in the electronic segment increased by $523,000 to $1,412,000 or 5.7% of net sales for the year ended March 31, 2016, as compared to $889,000 or 4.9% of net sales, for the prior fiscal year. The increase in gross margin was mainly attributed to decreases in labor cost and factory overheads, offsetting an increase in raw materials cost, as a percentage of sales, when compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses from continuing operations for the year ended March 31, 2016 were $9,119,000 or 20.5% of total net sales from continuing operations, as compared to $9,123,000 or 24.0% of total net sales from continuing operations for the year ended March 31, 2015. Selling, general and administrative expenses decreased by $4,000 in fiscal 2016 compared to fiscal 2015.

SG&A expenses in the plastic segment decreased by $493,000 to $5,307,000 or 26.8% of net sales for the year ended March 31, 2016, compared to $5,800,000 or 29.3% of net sales for fiscal 2015. The decrease was primarily related to decreases of $139,000 in stock compensation cost, $41,000 in legal and professional fees, $64,000 in local government taxes, $28,000 in traveling expense, as well as $124,000 in selling expense, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $489,000 to $3,812,000 or 15.4% of net sales for the year ended March 31, 2016, compared to $3,323,000 or 18.2% of net sales for fiscal 2015. The increase was mainly due to increases of $600,000 in staff costs, offsetting decreases of $60,000 in stock compensation cost, $49,000 in local government taxes and $15,000 in utility expense, as well as $29,000 in selling expense, when compared to prior fiscal year.

Other income/expense, net - Other expense from continuing operations was $1,021,000 for the year ended March 31, 2016, as compared to other income from continuing operations of $93,000 in prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2016 was $1,310,000, as compared to other income of $9,000 for prior fiscal year. Other expense in fiscal 2016 was mainly due to $600,000 in exchange loss, $426,000 of loss on the disposal of fixed assets and a provision of $273,000 for doubtful receivables, as compared to gains on the disposal of fixed assets of $259,000 and of $20,000 for materials, offsetting an exchange loss of $170,000 and a provision of $98,000 for doubtful receivables during fiscal 2015.

Other income attributable to the electronic segment for the year ended March 31, 2016 was $289,000, as compared with other income of $84,000 for the prior fiscal year. This decrease in other income was mainly due to gains of $49,000 from exchange, of $153,000 from sale of materials and others, and of $83,000 in other income during the year ended March 31, 2016, as compared to a gain of $3,000 on the disposal of fixed assets and income of $75,000 from the sale of materials and others in the prior fiscal year.

Operating Loss - Operating loss from continuing operations was $5,347,000 for the year ended March 31, 2016, as compared to operating loss from continuing operations of $4,806,000 in prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $3,236,000 in the year ended March 31, 2016, as compared to an operating loss of $2,456,000 in fiscal 2015. The increase in operating loss in the plastic segment was mainly due to incurring other expense (net) in fiscal 2016, compared to incurring other income in fiscal 2015.

The electronic segment reported an operating loss of $2,111,000 in the year ended March 31, 2016, compared to an operating loss of $2,350,000 in fiscal 2015. The decrease in operating loss was largely due to an increase in sales turnover and gross margin as described above.

Non-operating income – Non-operating income from continuing operations for the year ended March 31, 2016 was $571,000, as compared to non-operating income from continuing operations of $2,553,000 in last fiscal year. The decrease was primarily due to decreases of $2,814,000 on the fair value of marketable securities, and of $163,000 in interest income, offsetting increases of $358,000 in dividend income, $424,000 in realized gain on sale of marketable securities, and $192,000 in rental income as compared to fiscal 2015.

Income Taxes – Income tax from continuing operations for the year ended March 31, 2016 was comprised of an income tax expense of $103,000 and a deferred tax provision of $55,000, as compared to an income tax expense of $92,000 and a deferred tax provision of $115,000 from continuing operations in last fiscal year.

On a segment basis, there was income tax expense of $50,000 and a deferred tax provision of $54,000 in the plastic segment for the year ended March 31, 2016, as compared to income tax expense of $49,000 and a deferred tax provision of $115,000 during the last fiscal year. The income tax of the electronic segment was comprised of income tax expense of $54,000 for the year ended March 31, 2016, as compared to income tax expense of $43,000 in fiscal 2015.

Loss from continuing operations – The Company had a net loss from continuing operations of $4,934,000 for the year ended March 31, 2016, as compared to a net loss from continuing operations of $2,460,000 for the year ended March 31, 2015. The increase in net loss was mainly the result of decreases in other and non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2016 totaled $2,776,000, as compared to a net loss of $505,000 for fiscal 2015. The increase in net loss in the plastic segment was mainly due to decreases in other and non-operating income described above.

Net loss for the electronic segment for the year ended March 31, 2016 was $2,158,000, compared to net loss of $1,955,000 for fiscal 2015. The increase in net loss in the electronic segment was mainly attributable to a decrease in non-operating income as described above.

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

The results of the discontinued operations of metallic part for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	2014	2015	2016
Net sales	$—	$1	$—

Loss from discontinued operations, before income taxes	$(411)	$(348)	$—
Income taxes	—	—
Loss from discontinued operations, after income taxes	$(411)	$(348)	$—

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the three years in the period ended March 31, 2016 (in thousands):

	Year ended March 31,
	2014				2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$11,120	$11,869	$10,724	$7,944	$8,924	$10,193	$10,834	$8,126	$11,273	$12,375	$12,510	$8,410
Gross profit	773	1,045	1,127	199	865	695	942	934	765	1,337	1,418	1,273
Operating
income (loss)	(1,392)	(1,519)	(1,348)	(2,986)	(813)	(1,873)	(1,725)	(743)	(1,029)	(2,322)	(262)	(1,163)
Net income (loss)	(1,720)	(1,228)	(1,421)	(3,121)	14	(1,702)	(1,133)	13	(1,097)	(2,375)	(305)	(1,157)

(1) The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

The following table sets forth the same unaudited quarterly information presented in the above table but by quarterly comparisons by year in the three-year period ended March 31, 2016 (in thousands):

	Three months ended
	June 30,			September 30			December 31			March 31
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
Net sales	$11,120	$8,924	$11,273	$11,869	$10,193	$12,375	$10,724	$10,834	$12,510	$7,944	$8,126	$8,410
Gross profit	773	865	765	1,045	695	1,337	1,127	942	1,418	199	934	1,273
Operating
income (loss)	(1,392)	(813)	(1,029)	(1,519)	(1,873)	(2,322)	(1,348)	(1,725)	(262)	(2,986)	(743)	(1,163)
Net income (loss)	(1,720)	14	(1,097)	(1,228)	(1,702)	(2,375)	(1,421)	(1,133)	(305)	(3,121)	13	(1,157)

(1) The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in

China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2016, the Company has not experienced any other significant seasonal fluctuations.

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China was recorded at 2.3% in April of 2016. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

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

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in “Exchange Rates” immediately below. However, in fiscal 2016, the RMB depreciated relative to the U.S. dollar, with the exchange rate mitigating rather than exacerbating the increasing labor costs experienced by the Company.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2016.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2014, 2015 and 2016 and at March 31, 2016, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2016, net cash provided by operations totaled $563,000, including a net loss of $4,934,000, and depreciation and amortization expenses of $2,373,000. Accounts receivable decreased by $95,000 as compared to balances at March 31, 2015, primarily as a result of shorter collection days generated during the fiscal year. Inventories decreased by $2,966,000 over levels at March 31, 2015, primarily because of relatively lower cost of purchase and effective usage for raw materials during the fiscal year. Accounts payable decreased by $1,120,000 over levels at March 31, 2015, primarily because of the decrease in materials purchases. For the year ended March 31, 2015, net cash used in operations totaled $2,370,000, including a net loss of $2,808,000 and depreciation and amortization expenses of $2,824,000.

Net cash used in investing activities amounted to $1,206,000 for the year ended March 31, 2016, while net cash used in investing activities in fiscal 2015 amounted to $3,612,000. Capital expenditures during these periods totaled $ 591,000 and $890,000, respectively. Our capital expenditures were primarily related to the acquisition of property, plant and equipment, and leasehold improvements for our two manufacturing plants in Dongguan, China. In fiscal 2016, there was a decrease in fixed deposits over three months for $4,635,000 and an increase in fixed deposits over twelve months for $2,965,000.

In fiscal 2016, we acquired marketable securities for $10,349,000 and received cash proceeds from sale of the marketable securities for $6,798,000.

Net cash used in financing activities for the years ended March 31, 2016 and 2015 were $1,686,000 and $2,971,000, respectively. Net cash we used in financing activities during the year ended March 31, 2016 and 2015 were solely to fund dividend payments to shareholders.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2016 remained at 5.0%, the same rate it was at March 31, 2015 and at March 31, 2014.

At March 31, 2016, the Company had cash and cash equivalents of $11,996,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2016, the Company had capital commitments totaling approximately $18,000 mainly to purchase plant and machinery, and leasehold improvements, which are expected to be disbursed during the year ending March 31, 2017.

A summary of our contractual obligations and commercial commitments as of March 31, 2016 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2017	Period from April 1, 2017 to March 31, 2019	Period from April 1, 2019 to March 31, 2021	Period After March 31, 2021
Long-term bank borrowing	$—	—	—	—	—
Capital (finance) lease obligations	$—	—	—	—	—
Operating lease payments	$9	9	—	—	—
Capital commitment	$18	18	—	—	—
Other purchase obligations	$2,679	2,679	—	—	—
Other long-term liabilities reflected on Company’s balance sheet under US GAAP	$—	—	—	—	—
Total	$2,706	$2,706	$—	$—	$ —

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

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that certain of its long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of, $490,000, $0, and $0 for the years ended March 31, 2014, 2015 and 2016, respectively. In fiscal 2016, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

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

Based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392,000 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. The entire goodwill was fully impaired and, during fiscal years 2015 and 2016, there were no impairment charges on goodwill after management’s assessment and review.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2016 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	71	Chairman of the Board of Directors
Edward So Kin Chung	43	Chief Executive Officer
Chin Pang Li	70	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	70	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	69	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	70	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	38	Chief Financial Officer

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,402,000 during the year ended March 31, 2016 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2016.

During the year ended March 31, 2016, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our executive officers, senior managers and skilled personnel.” in Item 3 “Key Information – Risk Factors” on page 16 of this Report.

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

Employees

At March 31, 2016, the Company employed 1,220 persons on a full-time basis, of which ten were located in Macao and 1,210 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2016:

•	850 were engaged in plastic injection molding manufacturing, and
•	350 were engaged in contract electronic manufacturing, metal molds and parts manufacturing.

In response to prevailing business conditions, we reduced our workforce by 360, 10, and 68 during the years ended March 31, 2014, 2015 and 2016, respectively.

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

Through June 30, 2016, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2016, there were options to purchase an aggregate of 532,000 common shares outstanding, and 1,236,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2016, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	5,533,502	(2)	34.0
Chin Pang Li	1,625,750	(3)	10.0
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

___________

* Less than 1%.

(1)	Based on 16,056,239 shares outstanding on June 30, 2016. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 5,333,502 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2014	2015	2016
Richard Pui Hon Lau	14.1	23.6	34.0
Chin Pang Li	8.9	10.0	10.0
Ulrich Bernhard Behringer	—	6.2	—

_____________

(1)	Based on 16,056,239 outstanding at June 30, 2014, 16,056,239 outstanding at June 30, 2015, and 16,056,239 outstanding at June 30, 2016. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2016, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2016, 10 holders of record with addresses in the United States held approximately 11.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2013 through June 30, 2016, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•	2013 aggregating $5,357,101, $2,844,208 of which was based on results for the last two quarters of the year ended March 31, 2012, and $2,512,893 of which was based on results for the first three quarters of the year ended March 31, 2013;
•	2014 aggregating $3,615,090, $837,881 of which was based on results for the last quarter of the year ended March 31, 2013, and $2,777,209 of which was based on results for the first three quarters of the year ended March 31, 2014; and
•	2015 aggregating $2,970,404, $802,812 of which was based on results for the last quarter of the year ended March 31, 2014, and $2,167,592 of which was based on results for the first three quarters of the year ended March 31, 2015.

•	2016 aggregating $1,685,905, $561,968 of which was based on results for the last quarter of the year ended March 31, 2015, and $1,123,937 of which was based on results for the first two quarters of the year ended March 31, 2016;

The Company declared, but did not pay, a dividend of $1,123,937 in fiscal 2016, which was based on the results of the last two quarters of the year ended March 31, 2016. The dividend will be paid in fiscal 2017.

Commencing in fiscal year 2017, financial results will be released semi-annually, rather than quarterly as in previous fiscal years. Under the new practice, the Company expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3 “Key Information — Risk Factors.” Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

Item 9. THE OFFER AND LISTING

The Company’s shares are traded exclusively on the NASDAQ Global Market under the symbol “DSWL.”

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2016:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2016 and for the quarter ended June 30, 2016:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2016:

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 16,056,239 common shares were outstanding on June 30, 2016.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” There are currently no rules that provide any further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2016, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

Documents on Display

Deswell is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Deswell files annual reports on Form 20-F within four months of its fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington DC, 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2014, 2015 and 2016, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2016 of $11,996,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$5,341
Chinese RMB	2,537
Hong Kong dollars	4,010
Macao dollars	78
Euro	5
Japanese yen	25
$11,996

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $17,272,000 as of March 31, 2016 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2016, we had no long-term debt or short-term bank loans outstanding on our credit facilities.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Disclosures under Items 12A to 12D(2) of Form 20-F with respect to debt securities, warrants and rights, other securities, and American depository shares are not required when Form 20-F is used as an annual report and, in any event, are not applicable to Deswell. Disclosures under Items 12D(3) and 12D(4) of Form 20-F are required even when Form 20-F is used as an annual report. Deswell has no American Depositary Receipts deposited or outstanding.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2016.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2016 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2016, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2015 and March 31, 2016 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2015 and 2016.

	Year ended March 31,
	2015	2016
	(In thousands)
Audit fees (1)	$189	$183
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$189	$183

__________

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2015 and 2016 and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2015 and 2016 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China

July 27, 2016

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	$14,325	$11,996
Time deposits maturing over three months	9,911	5,276
Marketable securities (note 3)	9,803	12,020
Available-for-sale securities (note 4)	1,676	1,603
Accounts receivable, less allowances for doubtful accounts of $607 and $881 at March 31, 2015 and 2016, respectively	9,577	9,208
Inventories (note 5)	10,828	8,114
Prepaid expenses and other current assets (note 6)	2,120	1,658
Assets held for sale (note 7)	—	778
Total current assets	58,240	50,653
Property, plant and equipment, net (note 8)	36,598	32,352
Time deposits maturing over twelve months	1,601	4,566
Goodwill (note 9)	—	—
Total assets	$96,439	$87,571

 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$3,348	2,228
Accrued payroll and employee benefits	4,228	4,035
Customer deposits	2,450	1,423
Other accrued liabilities (note 11)	1,201	1,289
Income taxes payable	345	401
Deferred income tax liabilities (note 12)	804	825
Dividend payable	—	562
Total current liabilities	$12,376	$10,763

Commitments and contingencies (note 13)

Shareholders' equity:
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 and 17,031,810 shares issued as of March 31, 2015 and 2016; 16,056,239 and 16,056,239 shares outstanding as of March 31, 2015 and 2016	$53,063	$53,063
Treasury stock at cost; 975,571 and 975,571 shares as of March 31, 2015 and 2016 (note 16)	(2,513)	(2,513)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,378	5,305
Retained earnings	20,130	12,948
Total shareholders' equity	84,063	76,808
Total liabilities and shareholders' equity	$96,439	87,571

 See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2014	2015	2016
Net sales	$40,932	$38,076	$44,568
Cost of sales	37,295	33,852	39,775
Gross profit	3,637	4,224	4,793
Selling, general and administrative expenses	10,257	9,123	9,119
Other income (expenses), net (note 17)	(214)	93	(1,021)
Operating loss	(6,834)	(4,806)	(5,347)
Non-operating income, net (note 18)	379	2,553	571
Loss from continuing operations, before income taxes	(6,455)	(2,253)	(4,776)
Income taxes (note 12)	624	207	158
Loss from continuing operations, after income taxes	(7,079)	(2,460)	(4,934)
Loss from discontinued operations, net of tax	(411)	(348)	—
Net loss attributable to Deswell Industries, Inc.	(7,490)	(2,808)	(4,934)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	57	33	(73)
Total comprehensive loss attributable to Deswell Industries, Inc.	$(7,433)	$(2,775)	$(5,007)

Net loss per share attributable to Deswell Industries, Inc. (note 2)
Basic and Diluted:
Loss from continuing operations per share	$(0.43)	$(0.15)	$(0.31)
Loss from discontinued operations per share	(0.03)	(0.02)	—
Net loss per share	$(0.46)	$(0.17)	$(0.31)
Weighted average common shares outstanding (shares in thousands)	16,186	16,056	16,056

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2013	16,801,810	52,443	(414,162)	(1,102)	7,933	5,288	37,014	101,576
Unrealized gain on available-for-sale securities	—	—	—	—	—	57	—	57
Exercise of stock options	230,000	620	—	—	(127)	—	—	493
Repurchase of common stock	—	—	(561,409)	(1,411)	—	—	—	(1,411)
Net loss	—	—	—	—	—	—	(7,490)	(7,490)
Dividends ($0.22 per share)	—	—	—	—	—	—	(3,615)	(3,615)
Balance at March 31, 2014	17,031,810	53,063	(975,571)	(2,513)	7,806	5,345	25,909	89,610
Unrealized gain on available-for-sale securities	—	—	—	—	—	33	—	33
Stock-based compensation	—	—	—	—	199	—	—	199
Net loss	—	—	—	—	—	—	(2,808)	(2,808)
Dividends ($0.185 per share)	—	—	—	—	—	—	(2,971)	(2,971)
Balance at March 31, 2015	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,378	$20,130	$84,063
Unrealized loss on available-for-sale securities	—	—	—	—	—	(73)	—	(73)
Net loss	—	—	—	—	—	—	(4,934)	(4,934)
Dividends ($0.14 per share)	—	—	—	—	—	—	(2,248)	(2,248)
Balance at March 31, 2016	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,305	$12,948	$76,808

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2014	2015	2016
Cash flows from operating activities
Net loss	$(7,490)	$(2,808)	$(4,934)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,621	2,824	2,373
Provision for doubtful accounts, net	(19)	73	274
Allowances for obsolete inventories, net	134	341	(252)
Impairment of property, plant and equipment	490	—	—
(Gain) loss on disposal of property, plant and equipment	(392)	(766)	420
Unrealized holding (gain) loss on marketable securities	865	(954)	1,860
Gain on sales of marketable securities	—	(102)	(526)
Impairment of goodwill	392	—	—
Stock-based compensation expenses	—	199	—
Deferred income tax	277	115	21
Changes in operating assets and liabilities:
Accounts receivable	384	(1,724)	95
Inventories	230	(157)	2,966
Prepaid expenses and other current assets	(322)	(646)	462
Accounts payable	(479)	683	(1,120)
Accrued payroll and employee benefits	258	(163)	(193)
Customer deposits	526	670	(1,027)
Other accrued liabilities	(23)	(36)	88
Income taxes payable	(330)	81	56
Net cash provided by (used in) operating activities	(1,878)	(2,370)	563

Cash flows from investing activities
Purchase of property, plant and equipment	(853)	(890)	(591)
Proceeds from sale of property, plant and equipment, net of transaction costs	1,086	976	1,266
Purchase of marketable securities	—	(4,455)	(10,349)
Proceeds from sales of marketable securities	—	1,011	6,798
(Increase in) release of fixed deposits maturing over three months	(2,574)	1,347	4,635
Increase in fixed deposits maturing over twelve months	—	(1,601)	(2,965)
Net cash used in investing activities	(2,341)	(3,612)	(1,206)

Cash flows from financing activities
Dividends paid	(3,615)	(2,971)	(1,686)
Proceeds from exercise of stock options	493	—	—
Repurchase of common stock	(1,411)	—	—
Net cash used in financing activities	(4,533)	(2,971)	(1,686)

Net decrease in cash and cash equivalents	(8,752)	(8,953)	(2,329)
Cash and cash equivalents, beginning of year	32,030	23,278	14,325
Cash and cash equivalents, end of year	$23,278	$14,325	11,996

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$685	$7	$25

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacturing and sales of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The manufacturing activities are subcontracted to subsidiaries operating in the People's Republic of China (“PRC”). The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region ("Hong Kong") of the PRC. From August 2003, these activities were moved to the Macao Special Administrative Region (“Macao”) of the PRC. During the fourth quarter of fiscal 2015, the Company closed down its metallic part business unit and sold all of its assets. The operating results of the metallic part business unit are reported as discontinued operations for all periods presented. See note 10 – discontinued operations for further discussion.

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

During fiscal 2014, based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. The entire goodwill was fully impaired. Please refer to note 9 - goodwill for details.

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

Assets held for sale – When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If in management’s opinion, the estimated net sales price of the assets which have been identified as held for sale and/or disposed of are presented as Asset held for sale for all periods presented. If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the property been continuously classified as held and used, or (b) the fair value at the date of the subsequent decision not to sell.

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

In evaluation of undiscounted projected cash-flows associated with those assets, the Company assessed that certain of long-lived assets at the reporting date to be less than the fair value and the sum of undiscounted cash flows. Accordingly, the Company impaired that the carrying values of long-lived assets of $490, $nil and $nil for the years ended March 31, 2014, 2015 and 2016, respectively.

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

Other comprehensive income (loss) - Other comprehensive income for the years ended March 31, 2014, 2015 and 2016 represented unrealized gain/ (loss) on available-for-sale securities and were included in the consolidated statement of comprehensive loss.

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

	Year ended March 31,
Allowance for doubtful account	2014	2015	2016

Balance at beginning of the year	$574	$534	$607
Provision for the year	34	216	376
Bad debt recovery	(53)	(143)	(102)
Written off during the year	(21)	—	—
Exchange difference	—	—	—
	$534	$607	$881

The provision and the bad debt recovery for the years were charged to other income (expenses) in consolidated statements of comprehensive loss.

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2014, 2015 and 2016, shipping and handling costs expensed to selling expenses were $650, $514 and $458, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7558, 7.7524 and 7.7904 as of March 31, 2014, 2015 and 2016, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.196, 6.2456 and 6.5698 as of March 31, 2014, 2015 and 2016, respectively.

Aggregate net foreign currency transaction gain (loss) included in other income were $40, $(205) and $(559) for the years ended March 31, 2014, 2015 and 2016, respectively.

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

For the years ended March 31, 2014, 2015 and 2016, the Company records stock-based compensation expenses amounted to $nil, $199 and $nil in the consolidated statement of comprehensive loss respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2014, 2015 and 2016 were estimated using the Binomial option pricing model with the following assumptions:

	Year ended March 31,
	2014	2015	2016

Risk-free interest rate – weighted average	N/A	2.606%	N/A
Expected life of options – weighted average	N/A	10 years	N/A
Stock volatility	N/A	44.37%	N/A
Expected dividend yield	N/A	7.8%	N/A

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

Basic net loss per share and diluted net loss per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2014	2015	2016
Net loss attributable to Deswell Industries, Inc.:
Loss from continuing operations	$(7,079)	$(2,460)	$(4,934)
Loss from discontinued operations	(411)	(348)	—
Net loss attributable to Deswell Industries, Inc.	$(7,490)	$(2,808)	$(4,934)

Basic weighted average common shares outstanding	16,186	16,056	16,056

Basic net loss per share:
Loss from continuing operations per share	$(0.43)	$(0.15)	$(0.31)
Loss from discontinued operations per share	(0.03)	(0.02)	—
Basic net loss per share	$(0.46)	$(0.17)	$(0.31)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2014	2015	2016

Basic weighted average common shares outstanding	16,186	16,056	16,056
Effect of dilutive securities – Options	—	—	—
Diluted weighted average common and potential common shares outstanding	16,186	16,056	16,056

Diluted net loss per share
Loss from continuing operations per share	$(0.43)	$(0.15)	$(0.31)
Loss from discontinued operations per share	(0.03)	(0.02)	—
Diluted net loss per share	$(0.46)	$(0.17)	$(0.31)

For the years ended March 31, 2014, 2015 and 2016, potential common shares of nil, 532,000 and 532,000 shares related to stock options are excluded from the computation of diluted net loss per share as their exercise prices were higher than the average market price.

As of March 31, 2014, 2015 and 2016, 132,000, nil and nil shares related to stock options are excluded from the calculations of diluted net loss per share because their inclusion would have been anti-dilutive.

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

Discontinued Operations – For the year ended March 31, 2015, the Company sold all of the assets of metallic segment. The operating results of metallic segment are reported as discontinued operations in the consolidated statements of comprehensive loss for all periods presented. For the breakdown of the assets and liabilities of metallic segment, please see note 10 – discontinued operations.

Recent changes in accounting standards – In March 2016, the FASB issued ASU 2016-09 - Improvements to Employee Share-Based Payment Accounting (Topic 718). It requires excess tax benefits and tax deficiencies to be recorded in the income statement. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. The standard also allows entities to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on the cash flow statement, and provides an accounting policy election to account for forfeitures as they occur. For public business entities, this ASU should be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2016-09 will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). It requires that lessees recognize assets and liabilities for leases with lease terms greater than twelve months in the statement of financial position. ASU 2016-02 also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. For public business entities, this ASU should be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The standard must be adopted using a modified retrospective approach and early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2016-02 will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01- Financial Instruments─Overall (Subtopic 825-10). It requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables), and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. For public business entities, this ASU should be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The adoption of ASU 2016-01 is not expected to have material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 - Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of ASU 2015-17 is not expected to have material impact on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11 - Inventory (Topic 330): Simplifying the Measurement of Inventory. The amendments require an entity to measure in scope inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. The guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-11 is not expected to have material impact on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,
	2015	2016

Cost	$9,539	$13,611

Market value	$9,803	$12,020

Unrealized gain (loss) for the years ended March 31, 2014, 2015 and 2016 were $(865), $954 and $(1,860), respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2014, 2015 and 2016 were $nil, $1,011 and $6,798 respectively and realized gain from sales of marketable securities for the years ended March 31, 2014, 2015 and 2016 were $nil, $102 and $526, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

4. Available-for-sale Securities

The Company acquired corporate bonds issued by Hong Kong listed companies with contractual maturities after 5 years.

	March 31,
	2015	2016

Cost	$1,614	$1,614

Market value	$1,676	$1,603

Unrealized gain (loss) for the years ended March 31, 2014, 2015 and 2016 were $57, $33 and $(73), respectively.

There is no sale of available-for-sales securities for each of the three years in the period ended March 31, 2016

Other-Than-Temporary Impairment

Based on an evaluation of securities that have been in a loss position, the Company did not recognize an other-than-temporary impairment charge as of March 31, 2016. The Company considered various factors which included its intent and ability to hold the underlying securities until its estimated recovery of amortized cost. There is no other-than-temporary impairment charge for the each of the three years in period ended March 31, 2016.

The available-for-sale securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical corporate bonds in active markets.

5. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2015	2016

Raw materials	$4,963	$4,038
Work-in-progress	4,437	2,372
Finished goods	1,428	1,704
	$10,828	$8,114

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2014	2015	2016

Balance at beginning of the year	$3,450	$3,554	$3,887
Additional charges/(usage), net	134	341	(252)
Written off	(30)	(8)	—
Balance at the end of the year	$3,554	$3,887	$3,635

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2015	2016

Value added tax receivable	$120	$118
Rental and utility deposit	21	15
Advance to suppliers	254	123
Prepayment	728	403
Coupon and dividend receivable	58	140
Others	939	859
	$2,120	$1,658

7. Assets held for sale

As of March 31, 2016, assets held for sale under plastic injection molding business in the amount of $778 represented seven properties to be sold to third parties. As the sale was not yet completed by the end of March 31, 2016, the properties were classified as held for sale in accordance with ASC 360-10-35. It was expected that the sales will be consummated before March 31, 2017.

8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2015	2016
At cost:
Leasehold land and buildings	$33,715	$31,927
Plant and machinery	45,676	41,062
Furniture, fixtures and equipment	12,230	11,734
Motor vehicles	1,600	1,369
Leasehold improvements	2,855	2,510
Impairment	(4,779)	(3,467)
	91,297	85,135
Less: accumulated depreciation and amortization	(54,699)	(52,783)
Net book value	$36,598	$32,352

Included in furniture, fixtures and equipment is computer software with net values of $106 and $57 as of March 31, 2015 and 2016, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2015	2016
Land use right of state-owned land and buildings erected thereon (a)	$29,534	$27,771
Long term leased land and buildings erected thereon (b)	4,181	4,156
	$33,715	$31,927

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2016, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

8. Property, Plant and Equipment - continued

Included in leasehold land and buildings is property on lease with net values of $2,033 and $6,203 as of March 31, 2015 and 2016, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2015	2016

Cost	$2,513	$8,099
Less: accumulated depreciation and amortization	(480)	(1,896)
Net book value	$2,033	$6,203

During the years ended March 31, 2014, 2015 and 2016, the Company impaired its property, plant and equipment by $490, $nil and $nil, respectively, which were charged to other income (expenses) in consolidation statements of comprehensive loss. Depreciation of property, plant and equipment were $3,621, $2,824 and $2,373 during the years ended March 31, 2014, 2015 and 2016, respectively.

9. Goodwill

During the year ended March 31, 2014, the Company evaluated and identified an impairment loss of goodwill of $392 in relation to electronic division. The entire goodwill was fully impaired. Details of the goodwill are as follows:

Acquisitions	March 31,
	2015	2016

Electronic division	$393	$393
Metallic division	317	317
Foreign exchange differences	(1)	(1)
Impairment – electronic division	(392)	(392)
Impairment – metallic division	(317)	(317)
	$—	$—

10. Discontinued Operations

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

The results of the discontinued operations of metallic part for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Year ended March 31,
	2014	2015	2016
Net sales	$—	$1	$—

Loss from discontinued operations, before income taxes	$(411)	$(348)	$—
Income taxes	—	—	—
Loss from discontinued operations, after income taxes	$(411)	$(348)	$—

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

10. Discontinued Operations - continued

The assets and liabilities of metallic parts which are reported as discontinued operations were as follows:

March 31,
2015	2016

ASSETS

Total assets	$—	$—

LIABILITIES

Current liabilities:
Accounts payable	$22	$—
Accrued payroll and employee benefits	—	—
Other accrued liabilities	3	—
Total current liabilities	$25	$—

In the consolidated statements of cash flows, the activities of metallic part were included along with our activities from continuing operations.

11. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2015	2016

Accrued expenses	$577	$572
Value added tax payable	5	7
Others	619	710
	$1,201	$1,289

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

12. Income Taxes

The components of loss before income taxes are as follows:

	Year ended March 31,
	2014	2015	2016
Hong Kong	$(2)	$(2)	$(2)
Macao	536	292	840
PRC	(6,989)	(2,543)	(5,614)
Loss from continuing operations	$(6,455)	$(2,253)	(4,776)
Loss from discontinued operations - PRC	(411)	(348)	—
Net Loss	$(6,866)	$(2,601)	$(4,776)

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2014: 16.5%, 2015: 16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

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

In accordance with Guo Shui Fa [2009] No. 2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2016 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2016, there is no interest and penalties related to uncertain tax positions.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

12. Income Taxes - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2014	2015	2016
Current tax
- PRC	$347	$92	$103
Deferred tax	277	115	55
	$624	$207	$158

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to loss before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2014	2015	2016
Provision for income taxes at statutory tax rate in the PRC	$(1,717)	$(650)	$(1,194)
Effect of income for which no income tax is chargeable	(296)	(441)	(210)
Effect of expense for which no income tax is deductible	2,312	1,209	1,452
Net change in valuation allowances	175	89	110
Under provision of income tax in previous years	150	—	—
Effective tax	$624	$207	$158

The net deferred income tax consists of the following:

	March 31,
	2015	2016
Deferred income tax assets	$-	$-
Deferred income tax liabilities	(804)	(825)
Net deferred income tax liabilities	$(804)	$(825)

The components of net deferred income tax are as follows:

	March 31,
	2015	2016
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$127	$106
Provision of employee benefits	320	331
Depreciation and amortization	955	901
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,225)	(1,153)
Others	(135)	(56)
Less: Valuation allowances	(846)	(954)
Net deferred income tax liabilities	$(804)	$(825)

A significant portion of the deferred income tax assets recognized relates to net operating loss and credit carry forwards. The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. As at March 31, 2016, the unused tax losses, amounted to $170, $65, $71, $67 and $49, will be expired in calendar years ending 2016, 2017, 2018, 2019 and 2020, respectively.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2016.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

13. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of comprehensive loss were $175, $177 and $75 for the years ended March 31, 2014, 2015 and 2016, respectively.

At March 31, 2016, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2017	$9
Total minimum lease payments	$9

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease, which provide for payments through 2017. At March 31, 2016, the minimum future rental income to be received is as follows:

Year ending March 31, 2017	$253
Total minimum future rental income	$253

At March 31, 2016, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $18, which are expected to be disbursed during the year ending March 31, 2017.

14. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in the PRC. The expense of $441, $370 and $633 included in the consolidated statements of comprehensive loss related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2014, 2015 and 2016, respectively.

15. Stock Option Plan

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

15. Stock Option Plan - continued

As of March 31, 2016, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2014		2015		2016
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	1,080,500	$7.29	132,000	$2.14	$532,000	$2.1
Granted during the year	—	—	400,000	2.09	—	—
Exercised during the year	(230,000)	2.14	—	—	—	—
Cancelled or expired	(718,500)	9.88	—	—	—	—
Outstanding and exercisable at the end of the year	132,000	$2.14	532,000	$2.10	$532,000	$2.1
Range of exercise price per share	$2.09 to $2.14		$2.09 to $2.14		$2.09 to $2.14

The weighted average fair value of options granted for the year ended March 31, 2015 was $0.50 per share. The total intrinsic value of options exercised during the years ended March 31, 2014, 2015 and 2016 was $81, $nil and $nil, respectively. At March 31, 2015 and 2016, the aggregated intrinsic value of options outstanding and exercisable was $nil and $nil.

The number of options cancelled for the years ended March 31, 2014, 2015 and 2016 were 718,500, nil and nil. The weighted average remaining contractual life of the share options outstanding at March 31, 2016 was 7.7 years. At March 31, 2015 and 2016, there were 1,236,000 and 1,236,000 options available for future grant under the plans, respectively.

16. Stock Buyback Plan

On March 14, 2012, the Company’s Board of Directors authorized a stock buyback plan to repurchase up to an aggregate of $4,000 of its issued and outstanding common shares in compliance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 during the next two years. The program does not obligate the Company to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased. During the year ended March 31, 2014, 561,409 common shares have been repurchased under the stock buyback plan for a total consideration of $1,411 at an average price of $2.51 per share. The Company did not make any repurchase of common stock during the year ended March 31, 2015 and 2016.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

17. Other income (expenses), net

Other income (expenses), net consist of the following:

	Year ended March 31,
	2014	2015	2016
Gain (loss) on disposal of property, plant and equipment, net	$375	$262	(420)
Exchange gain (loss), net	40	(205)	(559)
Provision for doubtful accounts, net	19	(73)	(274)
Impairment of property, plant and equipment	(490)	—	—
Impairment of goodwill	(392)	—	—
Others	234	109	232
Other income (expenses), net from continuing operations	$(214)	$93	$(1,021)

18. Non-operating income, net

Non-operating income, net consist of the following:

	Year ended March 31,
	2014	2015	2016
Dividend income from marketable securities	$233	$238	$596
Interest income from available-for-sales securities	126	126	126
Interest income from bank deposits	596	535	372
Unrealized gain (loss) from marketable securities	(865)	954	(1,860)
Realized gain from sales of marketable securities	—	102	526
Rental income	260	600	793
Others	29	(2)	18
Non-operating income, net from continuing operations	$379	$2,553	$571

19. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2014, 2015 and 2016 are as follows:

	Percentage of net sales
	Year ended March 31,
	2014	2015	2016
Customer A	15.7%	*	13.6%
Customer B	15.8%	16.5%	12.7%
Customer C	11.7%	13.7%	10.4%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

19. Operating Risk - continued

Debtors accounting for 10% or more of total accounts receivable at March 31, 2015 and 2016, respectively, are as follows:

	Percentage of
	accounts
	receivable at
	March 31,
	2015	2016
Customer B	26.1%	23.7%

There were no accounts receivable written off during the years ended March 31, 2014, 2015 and 2016, respectively. There were provision for (reversal of) doubtful accounts of $(19), $73 and $274 during the years ended March 31, 2014, 2015 and 2016, respectively. There were charge off of provision for doubtful accounts of $21, $nil and $nil during the years ended March 31, 2014, 2015 and 2016, respectively. At March 31, 2015 and 2016, allowances for doubtful accounts were $607 and $881, respectively.

Concentrations of Suppliers - For the years ended March 31, 2014, 2015 and 2016, the Company had no single suppliers contributed over 10% of total purchase.

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

20. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. During the fourth quarter of fiscal 2015, the Company completed its exit from metallic parts business. See note 10 – discontinued operations for details.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

20. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Year ended March 31,
	2014			2015			2016
	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax
Segment:
Injection molded plastic parts	$19,918	$580	$(4,517)	$20,206	$(434)	$(341)	$20,181	$(356)	$(2,671)
Electronic products	21,684	90	(1,938)	18,409	(105)	(1,912)	24,847	(104)	(2,105)
Metallic parts (Discontinued in fiscal 2015)	—	—	(411)	1	—	(348)	—	—	—
Segment total	$41,602	$670	$(6,866)	38,616	$(539)	$(2,601)	$45,028	$(460)	$(4,776)

Reconciliation to consolidated totals:
Sales eliminations	(670)	(670)	—	(539)	539	—	(460)	460	—
Consolidated totals:
Net sales	$40,932	$—		$38,077	$—		44,568	$—
Loss before income taxes			$(6,866)			$(2,601)			$(4,776)

	Year ended March 31,
	2014		2015		2016
	Interest income	Interest expenses	Interest income	Interest expenses	Interest income	Interest expenses
Segment:
Injection molded plastic parts	$495	$—	$509	$—	$364	$—
Electronic products	101	—	26	—	8	—
Metallic parts (Discontinued in fiscal 2015)	—	—	—	—	—	—
Consolidated total	$596	$—	$535	$—	$372	$—

	Year ended March 31,
	2014			2015			2016
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$74,328	$200	$3,181	$73,829	$550	$2,384	$67,528	$424	$1,969
Electronic products	25,911	648	399	22,610	340	415	20,043	167	404
Metallic parts (Discontinued in fiscal 2015)	397	5	41	—	—	25	—	—	—
Consolidated Totals	$100,636	$853	$3,621	$96,439	$890	$2,824	$87,571	$591	$2,373

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

20. Segment Information - continued

The Company's sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2014	2015	2016
Net sales
United States of America	$11,081	$9,910	$8,116
PRC	15,862	16,119	18,785
United Kingdom	1,721	1,023	1,007
Hong Kong	3,550	5,505	7,672
Europe	6,197	3,501	6,403
Others	2,521	2,018	2,585
Net sales from continuing operations	$40,932	$38,076	$44,568
Net sales from discontinued operations	—	1	—
Total net sales	$40,932	$38,077	$44,568

The location of the Company's identifiable assets is as follows:

	March 31,
	2015	2016
Hong Kong and Macao	$29,444	$32,528
PRC	66,995	55,043
Total identifiable assets	96,439	87,571
Goodwill	—	—
Total assets	$96,439	$87,571

21. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $76,674 (equivalent to RMB 479 million) and $72,890 (equivalent to RMB 479 million) as of March 31, 2015 and 2016, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

21. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2015	2016
Assets

Current assets:
Cash and cash equivalents	$1,369	$294
Prepaid expenses and other current assets	76	76
Amounts due from subsidiaries	35,633	33,462
Total current assets	37,078	33,832
Investments in subsidiaries	48,360	44,861
Property, plant and equipment-net	56	17
Total assets	$85,494	$78,710

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,315	$1,226
Other accrued liabilities	116	114
Dividend payable	—	562
Total current liabilities	1,431	1,902
Total shareholders’ equity	84,063	76,808
Total liabilities and shareholders’ equity	$85,494	78,710

Statements of comprehensive loss

	Year ended March 31,
	2014	2015	2016
Equity in loss of subsidiaries	$(5,213)	$(1,120)	$(3,426)
Operating expenses	2,277	1,688	1,508
Loss before income taxes	(7,490)	(2,808)	(4,934)
Income taxes	—	—	—
Net loss	(7,490)	(2,808)	(4,934)
Share of other comprehensive income/(loss) of subsidiaries	57	33	(73)
Total comprehensive loss	$(7,433)	$(2,775)	$(5,007)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

21. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2014	2015	2016
Cash flows from operating activities
Net loss	$(7,490)	$(2,808)	$(4,934)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	5,213	1,120	3,426
Depreciation	87	87	39
Stock-based compensation expenses	—	199	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5	—	—
Amounts due from subsidiaries	7,533	3,956	2,171
Accrued payroll and employee benefits	561	—	(89)
Other accrued liabilities	(30)	47	(2)
Net cash provided by operating activities	5,879	2,601	611

Cash flows from investing activities
Purchase of property, plant and equipment	—	—	—
Net cash used in investing activities	—	—	—

Cash flows from financing activities
Dividends paid	(3,615)	(2,971)	(1,686)
Exercise of stock options	493	—	—
Repurchase of common stock	(1,411)	—	—
Net cash used in financing activities	(4,533)	(2,971)	(1,686)

Net (decrease) increase in cash and cash equivalents	1,346	(370)	(1,075)
Cash and cash equivalents, beginning of year	393	1,739	1,369
Cash and cash equivalents, end of year	$1,739	$1,369	$294

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except per share data)

21. Condensed Financial Information of Deswell Industries, Inc. - continued

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

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2014, 2015 and 2016, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)	Related party transactions

For the years ended March 31, 2014, 2015 and 2016, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

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

(a) Consolidated Balance Sheets as of March 31,2015 and 2016; (b) Consolidated Statements of Comprehensive Loss for the Years Ended March 31, 2014, 2015 and 2016; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2014, 2015 and 2016; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2014, 2015 and 2016; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By: /s/ Edward So Kin Chung

Edward So Kin Chung,

Chief Executive Officer

Date: July 27, 2016