Form 20-F
DESWELL INDUSTRIES INC
filed 2017-07-14
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _________ to___________

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

As of March 31, 2017, there were 15,885,239 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☑No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐Yes ☑No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer,or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated ❑	Accelerated filer ❑	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☑No

TABLE OF CONTENTS

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	“BVI” refers to the British Virgin Islands;

•	all references to:

o	renminbi,”“RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;

o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;

o	“MOP$” are to the legal currency of Macao;

o	“U.S. dollars,”“dollars,”“$” or “U.S.$” are to the legal currency of the United States; and

o	“fiscal year,” e.g., “fiscal 2017,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page 57 of this Annual Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2017, and the Balance Sheet data as of March 31, 2016 and 2017 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the years ended March 31, 2013 and 2014, and the Balance Sheet data as of March 31, 2013, 2014, and 2015 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2013	2014	2015	2016	2017
Net sales	$53,382	$40,932	$38,076	$44,568	$44,522
Cost of sales	46,171	37,295	33,852	39,775	37,073
Gross profit	7,211	3,637	4,224	4,793	7,449
Selling, general and administrative expenses	10,714	10,257	9,123	9,119	8,856
Other income (expenses), net	233	(214)	93	(1,021)	(696)
Operating loss	(3,270)	(6,834)	(4,806)	(5,347)	(2,103)
Non-operating income, net	2,056	379	2,553	571	3,688
(Loss) income before income taxes	(1,214)	(6,455)	(2,253)	(4,776)	1,585
Income taxes	328	624	207	158	209
(Loss) income from continuing operations, after income taxes	(1,542)	(7,079)	(2,460)	(4,934)	1,376
Loss from discontinued operations, net of tax	(449)	(411)	(348)	—	—
Net (loss) income attributable to Deswell Industries, Inc.	(1,991)	(7,490)	(2,808)	(4,934)	1,376
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(2)	718	57	33	(73)	(3)
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss.	—	—	—	—	14
Total comprehensive (loss) income attributable to Deswell Industries, Inc.	$(1,273)	$(7,433)	$(2,775)	$(5,007)	$1,387
Net (loss) income per share attributable to Deswell Industries, Inc.:
Basic and Diluted:
(Loss) income from continuing operations per share(3)	$(0.09)	$(0.43)	$(0.15)	$(0.31)	$0.09
Loss from discontinued operations per share(3)	$(0.03)	$(0.03)	$(0.02)	$—	$—
	$(0.12)	$(0.46)	$(0.17)	$(0.31)	$0.09
Weighted average common shares outstanding(3) (shares in thousands)	16,467	16,186	16,056	16,056	16,035
Statistical Data:
Gross margin from continuing operations	13.5%	8.9%	11.1%	10.8%	16.7%
Operating margin from continuing operations	(6.1%)	(16.7%)	(12.6%)	(12.0%)	(4.7%)

Dividends per share	$0.30	$0.22	$0.19	$0.14	$0.105

Balance Sheet Data:
	2013	2014	2015	2016	2017
Working capital	$58,298	$50,868	$45,864	$39,890	$41,307
Total assets	112,565	100,636	96,439	87,571	90,987
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	—	—
Shareholders’ equity	101,576	89,610	84,063	76,808	76,201

(1)

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	See Note 4 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the years ended March 31, 2016 and 2017.

(3)	Basic loss per share excludes dilution from potential common shares and is computed by dividing loss attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from potential common shares.

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

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales.During the year ended March 31, 2017,we had three major customers, each accounting for more than 10% of our net sales and together for 33.6% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our majorcustomers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

The following chart shows, for the years indicated, our gross margins from our two principal operating segments and for our company as a whole:

Gross Margins Percentage

25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
16.9%
4.9%
11.1%
17.1%
5.7%
10.8%
21.4%
11.6%
16.7%
2015
2016
2017
Year Ended March 31,
Plastic products
Electronic products
Total

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2017 under U.S. income tax laws and may be a PFIC for years after fiscal 2017. If we were a PFIC in fiscal 2017, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2017 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

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

The inflation rate in China rose 1.5% year-on-year in May of 2017. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% May 2011 and another 19.1% in March 2013.

Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%.Since May 1, 2015, there have been no adjustments made to the minimum wage in Guangdong Province.

In China, regional governments are authorized to set their own minimum wages according to local conditions. Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. Continuing material increases in our cost of labor will continue to increase our operating costs and will adversely affect our financial results unless we pass on such increases to our customers by increasing the prices of our products and services. The effect of increases in the prices of our products and services would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those we offer in lower-cost regions of the world. If we do not increase our prices to pass on the effect of increases in our labor costs, our margins and financial results would suffer.

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

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and has been relatively stable. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2017. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar. However, in fiscal 2017, the RMB depreciated relative to the U.S. dollar, with the exchange rate mitigating rather than exacerbating the increasing labor costs experienced by the Company.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2006 to March 31, 2017
RMB to US $1.00
8.500
8.000
7.500
7.000
6.500
6.000
5.500
8.025
7.731
7.012
6.836
6.826
6.560
6.319
6.274
6.163
6.109
6.449
6.731
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
At year ended March 31,

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” athttp://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 98.2% of the Company total, about 52.0%, 47.2%, and 48.9% were in RMB during the years ended March 31, 2015, 2016 and 2017, respectively.

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

At March 31, 2017, we had cash on hand of $8.1 million, time deposits maturing over three months of $5.4 million and time deposits maturing over twelve months of $2.9 million, which were invested in short-term interest bearing investments at banks or other financial institutions. Of that amount, approximately $1.9 million was held in banks and other financial institutions in Hong Kong, $4.7 million in Macao and $9.8 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$64,400 based on the midpoint exchange rate for June 30, 2017 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$64,100 based on the midpoint exchange rate for June 30, 2017 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/ historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, couldimpair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable tocontinue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2015, 2016 and 2017:

We have no long-term contracts with our resin suppliers. Accordingly, our financial performance is dependent to a significant extent on resin markets and the ability to pass through price increases to our customers. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are subject to cyclical price fluctuations, including those arising from supply shortages. Consequently, resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced. Over the past several years, oil prices have experienced significant volatility. In addition, we have found that increases in resin prices are difficult to pass on to our customers. In the past, increases in resin prices have increased our costs of goods sold and adversely affected our operating margins. A significant increase in resin prices in the future could likewise adversely affect our operating margins and results of operations.

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2017, we maintained fire, casualty and theft insurance aggregating approximately $117.6 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2017, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares. This risk has increased in recent years as our sales into the United States have accounted for significant amounts of our global sales. The United States was our number two market in our years ended March 31, 2015, March 31, 2016 and March 31, 2017. See Item 4 “Information on the Company – Customers and Marketing”on page 20 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. In response to prevailing business conditions, we reduced our workforce by 10 and 68 during the years ended March 31, 2015 and 2016, respectively. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2017, approximately 61.7% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

The laws and regulations related to environmental protection have been tightening in recent years, requiring production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. When an entity fails to adopt preventative measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and for payment of fines. Compliance with relevant laws and regulations can be costly and disrupt operations.

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

In the past, we have experienced a number of power shortages at our production facilities in China, though we are sometimes given advance notice of such power shortages. In relation to these power shortages we have a backup power system. However, there can be no assurance that in the future our backup power system will be completely effective in the event of a power shortage, particularly if that power shortage is over a sustained period of time and/or we are not given advance notice of it. Any power shortage, brownout or blackout for a significant period of time may disrupt our manufacturing, and as a result, may have an adverse impact on our business.

In the future, we may be required to write down long-lived assets and these impairment charges would adversely affect our future operating results.

As of March 31, 2017, our balance sheet included approximately $32.0 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions on our business in recent periods, forecasting future business remains difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. For example, because of the impact during fiscal 2011 on our injection molded plastics business of the world-wide economic slowdown prevailing in that period, we recorded non-cash impairment charges to property, plant and equipment used in that segment of $4.5 million, more than doubling the total operating loss we would have otherwise reported for the year ended March 31, 2011. We recorded an impairment charge of $197,000 on property, plant and equipment used in our plastic manufacturing operations for the year ended March 31, 2013 and $490,000 for the year ended March 31, 2014. There were no such impairment charges taken for fiscal 2015, 2016, or 2017. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

On June 30, 2017, members of our senior management and Board of Directors as a group beneficially owned approximately 51.5% of our outstanding common shares. As a result, acting together, they are able to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions.This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

As permitted by the law of the BVI, many provisions of our Memorandum and Articles of Association, which are the terms used in the BVI for a corporation’s charter and bylaws, may be amended by our board of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce our authorized capital stock. Our board’s ability to amend certain provisions of our charter documents without shareholder approval, including its ability to create and issue further common shares, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

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

•	Rule 5605(b)(2): Our independent directors do not meet in executive session;
•	Rule 5605(d): Our board does not have a compensation committee and compensation of our Chief Executive Officer and other executive officers is neither determined nor recommended to the board by a majority of our independent directors. For information regarding why we do not have an independent compensation committee, see the discussion under “Other Committees; NASDAQ Compliance” in Item 6 “Directors and Senior Management” of this Report
•	Rule 5605(e): Nominees for appointment as our directors are not selected or recommended by either a majority of our independent directors, or a nominating committee composed solely of independent directors.

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

Important Events in Deswell’s Development

During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 10 of Notes to the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

20

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2017.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2015, 2016 and 2017 included the following (dollar amounts in thousands):

	Year ended March 31,
	2015	2016	2017
Purchase of property, plant and equipment	$890	$591	$2,152
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$976	$1,266	$993

Our major capital expenditures in fiscal 2017 included:

•	$1,309,000 for plant and machinery for plastic and electronic products;
•	$718,000 for leasehold improvements;
•	$45,000 for motor vehicles; and
•	$80,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2016 included:

•	$295,000 for plant and machinery for plastic and electronic products;
•	$114,000 for leasehold improvements;
•	$73,000 for motor vehicles; and
•	$109,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2015 included:

•	$320,000 for plant and machinery for plastic and electronic products;
•	$140,000 for leasehold improvements;
•	$320,000 for motor vehicles; and
•	$110,000 for furniture, fixtures and equipment.

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
22

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

Historically, metal products manufactured by the Company include metallic molds and necessary parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, vending machines, and more. As manufacturing of the metallic components is considered to be one of the production processes that may emit pollutants, during the year ended March, 31, 2015 the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. Since March, 2015, all the metallic components used in assembly of the Company’s audio products were provided by third party suppliers

As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture high-end plastic and metallic accessory parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, this advantage has been difficult to maintain as a result of increased competition and increased production overheads during the last three fiscal years.

Industry Overview

Management believes that the injection molding and parts manufacturing industries have each benefited in recent years from a trend among major users of injection molded and metal products to outsource an increasing portion of the parts requirements and to select a small number of suppliers or a sole supplier to provide those products. The Company is not aware of any empirical data defining the manufacturing industry in China, however, management believes that injection molding firms which are much smaller than the Company make up the largest segment of the industry in China. The Company’s experience indicates that such smaller firms are often unable to react quickly and responsively to the diverse demands of many customers and are not capable of furnishing the level of quality that high-end plastic and metal products require. Management believes that this inability on the part of these smaller manufacturers has created opportunities for the Company to increase sales by catering to the outsourcing requirements of OEMs and contract manufacturers that manufacture such high-end products.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 51.9%, 44.5%, and 52.2% of the Company’s total sales during the years ended March 31, 2015, 2016, and 2017, respectively. At March 31, 2017, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 40 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2017, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2017, the Company made an average of approximately 25 to 30 molds each month. The average weight of the molds produced by the Company is about 1,800 pounds costing an average of $10,000 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2017, the Company had approximately 200 injection molding machines, ranging from 30 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2017, the Company disposed of 12 old plastic injection molding machines and added 10 new ones.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2017 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, routers etc. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2015, 2016, and 2017, manufacturing of electronic products accounted for approximately 48.1%, 55.5%, and 47.8% respectively, of the Company’s total sales.

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

Metal Parts Manufacturing

During the fourth quarter of 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 10 of Notes to the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

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

In August 2004, the Company’s plastic injection manufacturing plant in Dongguan also obtained ISO 14001 certification, which evidences that the Company’s environmental management standards meet established international standards. ISO 14000 is a series of international standards on environmental management. ISO 14001 is the most well-known of these standards and is often seen as the cornerstone standard of the ISO 14000 series. In January 2006, the Company’s electronic manufacturing plant also obtained ISO 14001 certification.

In July 2006, Deswell obtained ISO/TS 16949 Certification for plastic injection manufacturing plant.ISO/TS 16949 is an ISO Technical Specification aligning existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2008, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications.

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

The Company used in excess of 7,640,000 pounds of plastic resins during the year ended March 31, 2017. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” beginning on page 12 of the Risk Factor section of this Report.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 20 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2015, 2016 and 2017. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2015, 2016 and 2017:

	Year ended March 31,
Geographical Area	2015	2016	2017
China	42.3%	42.1%	46.4%
United States	26.0	18.2	20.0
Europe	9.2	14.4	10.7
Hong Kong	14.5	17.2	13.0
United Kingdom	2.7	2.3	3.4
Others	5.3	5.8	6.5
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 46.4% of our total net sales for the year ended March 31, 2017 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2015, 2016 and 2017:

	Year ended March 31,
	2015	2016	2017
Customer A	16.5%	12.7%	12.8%
Customer B	*	13.6%	10.6%
Customer C	13.7%	10.4%	10.2%

*	Less than 10% in the year indicated.

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

The Company believes that competition for plastic injection molding, contract electronic manufacturing and parts manufacturing businesses are based on price, quality, service and the ability to deliver products in a timely and reliable basis.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2017 constructed approximately

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income of $600,000, $793,000 and $839,000 was earned during the years ended March 31, 2015, 2016, and 2017, respectively.

See Note 7 of Notes to the Company’s Consolidated Financial Statements for Assets Held For Sale.

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

Material Effects of Government Regulations

See discussion of increasing minimum wage levels in Guangdong Province and corresponding increases in employer contributions for mandatory social welfare benefits for Chinese employees on page 7.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable to Deswell.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including “expect,” “anticipate,” “believe,” “seek,” and “estimate.” Forward looking statements are not guarantees of Deswell’s future performance or results and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled Item3 “Key Information – Risk Factors.”

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

The manufacturing of the metallic components is considered to be one of the production processes which may emit pollutants. During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant. See Note 10 of Notes to the Company’s Consolidated Financial Statements for the results of the discontinued operations of the metallic parts business unit.

The Company carries out all of its manufacturing operations in Southern China, where it has been able to take advantage of the lower overhead costs and labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to easily manage its manufacturing operations from Macao, facilitates transportation of its products through Hong Kong.

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

The Company is subject to the applicable transfer pricing rules in PRC in connection to the transactions between its subsidiaries located inside and outside PRC. In accordance to Guo Shui Fa [2009] No.2 “Implementation Regulations of Special Tax Adjustments (Provisional)”(“Guo Shui Fa [2009] No.2”), which took effect at the beginning of calendar year 2008 and set out the regulations in relation to transfer pricing, contemporaneous documentation, disclosure and compliance of intercompany transactions, the Company and external consultantshave prepared transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) of its subsidiaries in PRC for every calendar year.

The amount of current tax liability at March 31, 2017 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

Business Segment Information

Deswell’s operations are generally organized in three segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” electronic products assembling and metallic parts manufacturing (which has since been discontinued as discussed above). The Company’s reportable segments are strategic business units that offer different products and services. See Note 20 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2017:

	Year ended March 31, 2015			Year ended March 31, 2016			Year ended March 31, 2017

	Plastic Injection Molding Segment	Electronic Segment	Total from Continuing operations	Plastic Injection Molding Segment	Electronic Segment	Total from Continuing operations	Plastic Injection Molding Segment	Electronic Segment	Total from Continuing operations
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	83.1	95.1	88.9	82.9	94.3	89.2	78.6	88.4	83.3
Gross profit	16.9	4.9	11.1	17.1	5.7	10.8	21.4	11.6	16.7
Selling, general and administrative expenses	29.3	18.2	24.0	26.8	15.4	20.5	25.2	14.1	19.9
Other income, (expenses), net	—	0.5	0.2	(6.6)	1.2	(2.3)	(4.3)	1.5	(1.6)
Operating loss	(12.4)	(12.8)	(12.7)	(16.3)	(8.5)	(12.0)	(8.1)	(1.0)	(4.8)
Non-operating income, net	10.7	2.4	6.7	2.8	—	1.3	11.8	4.5	8.3
Loss before income taxes	(1.7)	(10.4)	(6.0)	(13.5)	(8.5)	(10.7)	3.7	3.5	3.5
Income taxes	0.8	0.2	0.5	0.5	0.2	0.4	0.7	0.3	0.5
Net loss	(2.5)%	(10.6)%	(6.5)%	(14.0)%	(8.7)%	(11.1)%	3.0%	3.2%	3.0%

Year ended March 31, 2017 (Fiscal 2017) Compared to Year Ended March 31, 2016 (Fiscal 2016)

Net Sales – The Company’s net sales from continuing operations for the year ended March 31, 2017 were $44,522,000, a decrease of $46,000 or 0.1% as compared to $44,568,000 in fiscal 2016. The slight decrease was related to a decrease in sales revenues of $3,465,000 in our electronic segment, offsetting an increase of $3,419,000 in our plastic segment, as compared with the respective net sales from these segments in the prior fiscal year.

The revenue increase in the plastic segment was due to an increase of $5,041,000 in orders from existing customers for printing, office equipment, and local sales, offsetting a decrease of $2,010,000 in sales orders from existing customers, mainly for tooling and audio products.

The revenue decrease in the electronic segment was mainly due to a decrease of $5,636,000 in orders from existing customers for professional audio instruments, offsetting an increase of $2,119,000 in orders for professional audio equipment from other existing customers.

Gross Profit – Gross profit for the year ended March 31, 2017 was $7,449,000, representing a gross profit margin of 16.7%. This compared with the overall gross profit of $4,793,000 and gross profit margin of 10.8% for the year ended March 31, 2016.

Gross profit in the plastic segment increased by $1,598,000 to $4,979,000 or 21.4% of net sales for the year ended March 31, 2017, as compared to $3,381,000 or 17.1% of net sales for the prior fiscal year. The increase in gross margin for the plastic segment was mainly due to a decrease in labor cost, as a percentage of net sales, when compared with the prior fiscal year.

Gross profit in the electronic segment increased by $1,058,000 to $2,470,000 or 11.6% of net sales for the year ended March 31, 2017, as compared to $1,412,000 or 5.7% of net sales for the prior fiscal year. Gross margin was twice that of fiscal year 2016, and mainly attributable to decreases in labor cost and raw materials cost, as a percentage of sales, when compared with the prior fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2017 were $8,856,000 or 19.9% of total net sales, as compared to $9,119,000 or 20.5% of total net sales for the year ended March 31, 2016. SG&A expenses decreased by $263,000 or 2.9% in fiscal year 2017 compared to the prior fiscal year.

SG&A in the plastic segment increased by $559,000 to $5,866,000 or 25.2% of net sales for the year ended March 31, 2017, compared to $5,307,000 or 26.8% of net sales for fiscal year 2016. The increase was primarily related to an increase in $482,000 in staff costs and $133,000 in selling expense, as compared with the prior fiscal year.

SG&A expenses in the electronic segment decreased by $822,000 to $2,990,000 or 14.1% of net sales for the year ended March 31, 2017, compared to $3,812,000 or 15.4% of net sales for fiscal year 2016. The decrease was mainly due to decreases of $606,000 in staff costs and of $167,000 in selling expense, when compared to the prior fiscal year.

Other Income/Expense, Net – Other expense was $696,000 for the year ended March 31, 2017, as compared to other expense of $1,021,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2017 was $1,006,000, as compared to other expense of $1,310,000 for the prior fiscal year. Other expense in fiscal year 2017 was mainly due to $412,000 in exchange loss, $198,000 of loss on disposal of fixed assets and a provision of $398,000 for doubtful receivables, as compared to disposal of fixed assets of $426,000, an exchange loss of $600,000, and a provision of $273,000 for doubtful receivables during fiscal year 2016.

Other income attributable to the electronic segment was $310,000 for the year ended March 31, 2017, as compared with other income of $289,000 for the prior fiscal year. The increase in other income was mainly due to an increase of $36,000 in gain on the disposal of fixed assets and $47,000 in other income offsetting an increase of $69,000 in loss on the sale of materials during the year ended March 31, 2017 as compared to the prior fiscal year.

Operating Loss – Operating loss was $2,103,000 for the year ended March 31, 2017, as compared to operating loss of $5,347,000 in the prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $1,893,000 in the year ended March 31, 2017, as compared to an operating loss of $3,236,000 in fiscal year 2016. The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin as well as a decrease in other expense as a percentage of net sales.

The electronic segment reported an operating loss of $210,000 in the year ended March 31, 2017, compared to an operating loss of $2,111,000 in fiscal year 2016. The significant decrease in operating loss was largely due to the significant increase in gross margin as described above.

Non-Operating Income – Non-operating income for the year ended March 31, 2017 was $3,688,000, as compared to non-operating income of $571,000 in the prior fiscal year. The increase was primarily due to unrealized gain from marketable securities of $1,999,000 in fiscal 2017 as compared to unrealized loss from marketable securities of $1,860,000 in fiscal year 2016.

Income Taxes – Income tax for the year ended March 31, 2017 represented an income tax expense of $116,000 and a deferred tax provision of $93,000, as compared to an income tax expense of $103,000 and a deferred tax provision of $55,000 in the prior fiscal year.

On a segment basis, there was income tax expense of $61,000 and a deferred tax provision of $93,000 in the plastic segment for the year ended March 31, 2017, as compared to income tax expense of $50,000 and a deferred tax provision of $54,000 for the prior fiscal year. The income tax of the electronic segment was $55,000 for the year ended March 31, 2017, as compared to $54,000 in fiscal year 2016.

Net Income- The Company had net income of $1,376,000 for the year ended March 31, 2017, as compared to a net loss of $4,934,000 for the year ended March 31, 2016. The increase in net income was mainly the result of increases in gross margin and non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2017 was $689,000, as compared to a net loss of $2,776,000 for fiscal year 2016. The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment was $687,000 for the year ended March 31, 2017, compared to a net loss of $2,158,000 in fiscal year 2016. The increase in net income in the electronic segment was mainly attributable to increases in gross margin and non-operating income as described above.

Year ended March 31, 2016 (Fiscal 2016) Compared to Year Ended March 31, 2015 (Fiscal 2015)

Net Sales – The Company’s net sales from continuing operations for the year ended March 31, 2016 were $44,568,000, an increase of $6,492,000 or 17.1% as compared to $38,076,000 in fiscal 2015. The increase was related to an increase in sales revenues of $53,000 in our plastic segment and an increase of $6,439,000 in our electronic segment, as compared with the respective net sales from these segments in the prior fiscal year.

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

Gross Profit – Gross profit from continuing operations for the year ended March 31, 2016 was $4,793,000, representing a gross profit margin of 10.8%. This compared with the overall gross profit from continuing operations of $4,224,000 and gross profit margin of 11.1% for the year ended March 31, 2015.

Gross profit in the plastic segment increased by $46,000 to $3,381,000 or 17.1% of net sales for the year ended March 31, 2016, as compared to $3,335,000 or 16.9% of net sales, for the same period in the prior fiscal year. The increase in gross margin for the plastic segment was mainly due to a decrease in factory overheads, as a percentage of net sales, when compared with the prior fiscal year.

Gross profit in the electronic segment increased by $523,000 to $1,412,000 or 5.7% of net sales for the year ended March 31, 2016, as compared to $889,000 or 4.9% of net sales, for the prior fiscal year. The increase in gross margin was mainly attributed to decreases in labor cost and factory overheads, offsetting an increase in raw materials cost, as a percentage of sales, when compared with the prior fiscal year.

Selling, general and administrative expenses – SG&A expenses from continuing operations for the year ended March 31, 2016 were $9,119,000 or 20.5% of total net sales from continuing operations, as compared to $9,123,000 or 24.0% of total net sales from continuing operations for the year ended March 31, 2015. Selling, general and administrative expenses decreased by $4,000 in fiscal 2016 compared to fiscal 2015.

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

Other income/expense, net – Other expense from continuing operations was $1,021,000 for the year ended March 31, 2016, as compared to other income from continuing operations of $93,000 in prior fiscal year.

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

Operating Loss – Operating loss from continuing operations was $5,347,000 for the year ended March 31, 2016, as compared to operating loss from continuing operations of $4,806,000 in the prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $3,236,000 in the year ended March 31, 2016, as compared to an operating loss of $2,456,000 in fiscal 2015. The increase in operating loss in the plastic segment was mainly due to incurring other expense (net) in fiscal 2016 compared to incurring other income in fiscal 2015.

The electronic segment reported an operating loss of $2,111,000 in the year ended March 31, 2016, compared to an operating loss of $2,350,000 in fiscal 2015. The decrease in operating loss was largely due to an increase in sales turnover and gross margin as described above.

Non-operating income – Non-operating income from continuing operations for the year ended March 31, 2016 was $571,000, as compared to non-operating income from continuing operations of $2,553,000 in the prior fiscal year. The decrease was primarily due to decreases of $2,814,000 on the fair value of marketable securities, and of $163,000 in interest income, offsetting increases of $358,000 in dividend income, $424,000 in realized gain on sale of marketable securities, and $192,000 in rental income as compared to fiscal 2015.

Income Taxes – Income tax from continuing operations for the year ended March 31, 2016 was comprised of an income tax expense of $103,000 and a deferred tax provision of $55,000, as compared to an income tax expense of $92,000 and a deferred tax provision of $115,000 from continuing operations in the prior fiscal year.

On a segment basis, there was income tax expense of $50,000 and a deferred tax provision of $54,000 in the plastic segment for the year ended March 31, 2016, as compared to income tax expense of $49,000 and a deferred tax provision of $115,000 during the prior fiscal year. The income tax of the electronic segment was comprised of income tax expense of $54,000 for the year ended March 31, 2016, as compared to income tax expense of $43,000 in fiscal 2015.

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

Net loss for the electronic segment for the year ended March 31, 2016 was $2,158,000, compared to net loss of $1,955,000 for fiscal 2015. The increase in net loss in the electronic segment was mainly attributable to decrease in non-operating income as described above.

Loss from discontinued operations – During the fourth quarter of fiscal 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We had historically reported the results of the metallic parts business unit as a separate segment. The continuing cash flows subsequent to its closure were not significant.

The results of the discontinued operations of metallic parts for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	(in thousands) Year ended March 31,
	2015	2016	2017

Net sales	$1	$—	$—
Loss from discontinued operations, before income taxes	$(348)	$—	$—
Income taxes	$—	$—	$—
Loss from discontinued operations, after income taxes	$(348)	$—	$—

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in each of the years ended March 31, 2015 and March 31, 2016, and on a semi-annual basis for the year ended March 31, 2017 (in thousands):

	Year Ended March 31,
	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$8,924	$10,193	$10,834	$8,126	$11,273	$12,375	$12,510	$8,410
Gross profit	865	695	942	934	765	1,337	1,418	1,273
Operating loss	(813)	(1,873)	(1,725)	(743)	(1,029)	(2,322)	(262)	(1,163)
Net income (loss)	14	(1,702)	(1,133)	13	(1,097)	(2,375)	(305)	(1,157)

(1)	The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

(2)	In fiscal year 2017, the Company adopted a semi-annual financial results reporting schedule, consistent with many other foreign issuers, in order to minimize corporate overhead. Prior to fiscal year 2017 the Company reported financial results on a quarterly basis.

	Year ended March 31,
	2017
	H1	H2
Net sales	$20,634	$23,888
Gross profit	2,947	4,502
Operating loss	(1,818)	(285)
Net income (loss)	711	665

The following table sets forth the same unaudited information presented in the above table but by quarterly comparisons by year in the two-year period ended March 31, 2016, and by semi-annual comparisons for theyear ended March 31, 2017(in thousands):

	Three months ended
	June 30,		September 30,		December 31,		March 31,
	2014	2015	2014	2015	2014	2015	2015	2016
Net sales	$8,924	$11,273	$10,193	$12,375	$10,834	$12,510	$8,126	$8,410
Gross profit	865	765	695	1,337	942	1,418	934	1,273
Operating loss	(813)	(1,029)	(1,873)	(2,322)	(1,725)	(262)	(743)	(1,163)
Net income (loss)	14	(1,097)	(1,702)	(2,375)	(1,133)	(305)	13	(1,157)

(1)	The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

(2)	In fiscal year 2017, the Company adopted a semi-annual financial results reporting schedule, consistent with many other foreign issuers, in order to minimize corporate overhead. Prior to fiscal year 2017 the Company reported financial results on a quarterly basis.

	Six months ending
	September 30,	March 31,
	2016	2017
Net sales	$20,634	$23,888
Gross profit	2,947	4,502
Operating loss	(1,818)	(285)
Net income (loss)	711	665

The first calendar quarter (the fourth fiscal quarter ending March 31 of our fiscal year) is typically the Company’s slowest sales period because, as is customary in China, the Company’s manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. Through March 31, 2017, the Company has not experienced any other significant seasonal fluctuations.

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China rose 1.5% year-on-yearas of May of 2017. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Since then, there have been no adjustments made to the minimum wage in Guangdong Province.

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

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in “Exchange Rates” immediately below. However, in fiscal 2016 and 2017, the RMB depreciated relative to the U.S. dollar, with the exchange rate mitigating rather than exacerbating the increasing labor costs experienced by the Company.

Exchange Rates

The Company’s sales are mainly in United States dollars and Hong Kong dollars and its expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and has been relatively stable. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2017.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2006 to March 31, 2017
RMB to US $1.00
8.500
8.000
7.500
7.000
6.500
6.000
5.500
8.025
7.731
7.012
6.836
6.826
6.560
6.319
6.274
6.163
6.109
6.449
6.731
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
At year ended March 31,

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2015, 2016 and 2017 and at March 31, 2017, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2017, net cash used in operating activities totaled $1,082,000, including net income of $1,376,000, and depreciation and amortization expenses of $2,135,000. Accounts receivable increased by $4,322,000 as compared to balances at March 31, 2016, primarily as a result of longer collection days generated during the fiscal year. Inventories increased by $2,509,000 over levels at March 31, 2016, mainly because of relatively higher level of raw materials and work-in-process maintained during the fiscal year to cope with increased sales turnover. Accounts payable increased by $2,924,000 over levels at March 31, 2016, primarily because of the increase in materials purchases. For the year ended March 31, 2016, net cash provided by operations totaled $563,000, including a net loss of $4,934,000 and depreciation and amortization expenses of $2,373,000.

Net cash used in investing activities amounted to $280,000 for the year ended March 31, 2017, while net cash used in investing activities in fiscal year 2016 amounted to $1,206,000. Capital expenditures during these periods totaled $2,152,000 and $591,000, respectively.

During the year ended March 31, 2017, the Company had invested over $2 million in new all-electric injection molding machines, robotic assembling equipment, upgrades to the fire sprinkler system and other manufacturing facility upgrades. These capital expenditures will maintain the Company’s plastic injection molding plant in Dongguan at a high level of capability and improve production efficiency.

In fiscal 2017, there was an increase in fixed deposits over three months of $146,000 and a decrease in fixed deposits over twelve months of $1,664,000. Also during fiscal year 2017, we acquired marketable securities for $3,159,000, received $920,000 in cash proceeds from the sale of marketable securities, and received $1,600,000 from the sale of available-for-sale securities.

Net cash used in financing activities for the years ended March 31, 2017 and 2016 were $2,556,000 and $1,686,000, respectively. Net cash used in financing activities during the years ended March 31, 2017 and 2016 were solely used to fund dividend payments to shareholders and repurchase the Company’s common stock for $308,000 in fiscal year 2017.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2017 remained at 5.0%, the same rate it was at March 31, 2016 and at March 31, 2015.

At March 31, 2017, the Company had cash and cash equivalents of $8,078,000. At that date, Deswell had no committed credit facilities and no restricted cash. Deswell expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, Deswell may choose to seek to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2017, the Company had capital commitments totaling approximately $111,909 mainly for leasehold improvements, which are expected to be disbursed during the year ending March 31, 2018.

A summary of our contractual obligations and commercial commitments as of March 31, 2017 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2018	Period from April 1, 2018 to March 31, 2020	Period from April 1, 2020 to March 31, 2022	Period After March 31, 2022
Long-term bank borrowing	$—	—	—	—	—
Capital (finance) lease obligations	$—	—	—	—	—
Operating lease payments	$49	45	4	—	—
Capital commitment	$112	112	—	—	—
Other purchase obligations	$5,538	5,538	—	—	—
Other long-term liabilities reflected on Company’s balance sheet under US GAAP	$—	—	—	—	—
Total	$5,699	$5,695	$4	$—	$—

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

We have identified the following most critical accounting policies,that involved a high degree of judgments and estimates, used in the preparation of our consolidated financial statements:

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Impairment of long-lived assets

Our long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360,“Property, Plant and Equipment,” the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

Each year, in evaluation of undiscounted cash flows associated with long-lived assets, the Company assesses whether its long-lived assets at the reporting date are less than the fair value and the sum of undiscounted cash flows. Based on its assessment, the Company did not impair the carrying values of long-lived assets for the years ended March 31, 2015, 2016 and 2017. In fiscal 2017, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

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

Based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392,000 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. The entire goodwill was fully impaired and, during fiscal years 2015, 2016 and 2017, there were no impairment charges on goodwill after management’s assessment and review.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2017 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	73	Chairman of the Board of Directors
Edward So Kin Chung	44	Chief Executive Officer
Chin Pang Li	72	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	71	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	70	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	73	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	39	Chief Financial Officer

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,390,000 during the year ended March 31, 2017 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2017.

During the year ended March 31, 2017, no options to purchase shares of common stock were granted to the Company’s directors and officers.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of U.S. domestic public companies with securities listed on The NASDAQ Stock Market are not required of foreign private issuers such as Deswell if such issuers follow their home country practice. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules of U.S. domestic public companies, Deswell follows home country practices and does not have a compensation committee or a nominating committee consisting of independent directors; does not have nominees to its board selected or recommended by a majority of its independent directors; does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors; and Deswell’s independent directors do not meet in executive session. See “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 19 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to U.S. domestic issuers and U.S. NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a foreign private issuer, the Company is permitted under NASDAQ’s MarketPlace Rules to follow its home country practice, which does not require such committees, and nevertheless maintain the listing of its common shares on the NASDAQ Global Market.

Employees

At March 31, 2017, the Company employed 1,340 persons on a full-time basis, of which ten were located in Macao and 1,330 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2017:

•	910 were engaged in plastic injection molding manufacturing, and

•	420 were engaged in contract electronic manufacturing.

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

Through June 30, 2017, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2017, there were options to purchase an aggregate of 532,000 common shares outstanding, and 1,236,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2017, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	6,659,238	(2)	41.4
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

* Less than 1%.

(1)	Based on 15,885,239 shares outstanding on June 30, 2017. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
43

(2)	Consists of 6,459,238 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2015	2016	2017
Richard Pui Hon Lau	23.6	34.0	41.4
Chin Pang Li	10.0	10.0	10.1
Ulrich Bernhard Behringer	6.2	—	—

(1)	Based on 16,056,239 shares outstanding at June 30, 2015, 16,056,239 shares outstanding at June 30, 2016, and 15,885,239 shares outstanding at June 30, 2017. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2017, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2017, 10 holders of record with addresses in the United States held approximately 12.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2014 through June 30, 2017, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•	2015 aggregating $2,970,404, $802,812 of which was based on results for the last quarter of the year ended March 31, 2014, and $2,167,592 of which was based on results for the first three quarters of the year ended March 31, 2015;
•	2016 aggregating $1,685,905, $561,968 of which was based on results for the last quarter of the year ended March 31, 2015, and $1,123,937 of which was based on results for the first two quarters of the year ended March 31, 2016; and
•	2017 aggregating $2,247,873, $1,123,937 of which was based on results for the last two quarters of the year ended March 31, 2016, and $1,123,937 of which was based on results for the first six months of the year ended March 31, 2017;

The Company declared a dividend of $1,123,937 on June 12, 2017, which was based on the results of the last six months of the year ended March 31, 2017. The dividend was paid on July 12, 2017.

The Company’s financial results are released semi-annually. The Company expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development, which growth, earning or cash flow needs may be adversely affected by one or more of the factors discussed in Item 3 “Key Information — Risk Factors.” Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.

Item 9. THE OFFER AND LISTING

The Company’s shares are traded exclusively on the NASDAQ Global Market under the symbol “DSWL.”

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2017:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2017 and for the quarter ended June 30, 2017:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2017:

Item 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Effective December 13, 2007, we amended and restated our Memorandum and Articles of Association (collectively the “2007 Charter”), the instruments governing a company organized under the law of the BVI, which are comparable in purpose and effect to certificates or articles of incorporation and bylaws of corporations organized in a state of the United States.

Effective March 26, 2010, we amended Regulation 6.15 of our Articles of Association to reduce the number of our outstanding common shares that must be present in person or by proxy in order to hold any meeting of shareholders from no less than 50 percent to no less than 33⅓ percent and on March 30, 2010 an amended and restated Memorandum and Articles of Association was registered which incorporated the March 26, 2010 amendment into a restated Memorandum and Articles of Association.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,855,239 common shares were outstanding on June 30, 2017.

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

BVI law and our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting (Regulation 6.5).

BVI law and our Articles of Association provide that notice of all meetings of shareholders, stating the time, place and purposes thereof, shall be given not fewer than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in our share register on the date of the notice and are entitled to vote at the meeting (Regulation 6.8).

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

Our directors’ ability to amend our Memorandum and Articles of Association,without shareholder approval in certain circumstances, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or non-U.S. holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
•	a financial institution or a bank;
•	an insurance company;
•	a tax-exempt organization;
•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;
•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;
•	a person liable for alternative minimum tax;
•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;
•	certain former U.S. citizens and residents who have expatriated; or
•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);
•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” There are currently no rules that provide any further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2017, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

There are no capital gains, gift or inheritance taxes levied by the BVI on companies, like the Company, which were originally incorporated under the IBCA Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the BVI.

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

To the extent that the Company may decide to pay cash dividends in the future, such dividends will be determined by resolution of the directors of the Company. The directors may authorize a distribution by way of a dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due (i.e. a balance sheet and cash flow test). As the Company is a holding company, the amount available for distribution will be limited by the amount of dividends that can be declared and paid to it by its subsidiaries. Dividends declared by subsidiaries will be based on the profits reported in their statutory accounts prepared in accordance with generally accepted accounting principles in the relevant countries, primarily Macao and China, which differ from U.S. GAAP. To date these controls, with the exception of a requirement that 10% of profits to be reserved for future developments and staff welfare in China, have not had and are not expected to have a material impact on the Company’s financial results.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2015, 2016 and 2017, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2017 of $8,078,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$5,319
Chinese RMB	1,573
Hong Kong dollars	1,031
Macao dollars	127
Euro	4
Japanese yen	24
$8,078

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $5,422,000 as of March 31, 2017 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2017, we had no long-term debt or short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2017.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2017 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2017, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2016 and March 31, 2017 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2016 and 2017.

	Year ended March 31,
	2016	2017
	(In thousands)
Audit fees (1)	$183	$178
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$183	$178

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

The following table sets information regarding purchases by Deswell of its common shares during the year ended March 31, 2017.

Issuer Purchases of Equity Securities (1)
Period	(a) Total Number of Shares (or Units) Purchased		(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
4/1 to 4/30/2016	—		—	—	—
5/1 to 5/31/2016	—		—	—	—
6/1 to 6/30/2016	—		—	—	—
7/1 to 7/31/2016	—		—	—	—
8/1 to 8/31/2016	—		—	—	—
9/1 to 9/30/2016	—		—	—	—
10/1 to 10/31/2016	—		—	—	—
11/1 to 11/30/2016	—		—	—	—
12/1 to 12/31/2016	—		—	—	—
1/1 to 1/31/2017	—		—	—	—
2/1 to 2/28/2017	171,000	(2)	$1.80	—	—
3/1 to 3/31/2017	—		—	—	—

(1)     For the year ended March 31, 2017, there was no publicly announced share purchase plan or program.

(2)     All shares were purchased by Deswell from Mr. Franki Tse Shing Fung on February 14, 2017. Mr. Fung served as the Company’s Chief Executive Officer from February 7, 2007 until November 29, 2013.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2016 and 2017 and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2016 and 2017 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

BDO China Shu Lun Pan Certified Public Accountants LLP

Shenzhen, People’s Republic of China
July 14, 2017

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$11,996	$8,078
Time deposits maturing over three months	5,276	5,422
Marketable securities (note 3)	12,020	16,327
Available-for-sale securities (note 4)	1,603	—
Accounts receivable, less allowances for doubtful accounts of $881 and $1,252 at March 31, 2016 and 2017, respectively	9,208	13,159
Inventories (note 5)	8,114	10,688
Prepaid expenses and other current assets (note 6)	1,658	2,419
Assets held for sale (note 7)	778	—
Total current assets	50,653	56,093
Property, plant and equipment, net (note 8)	32,352	31,992
Time deposits maturing over twelve months	4,566	2,902
Goodwill (note 9)	—	—
Total assets	$87,571	$90,987

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,228	$5,152
Accrued payroll and employee benefits	4,035	4,643
Customer deposits	1,423	2,152
Other accrued liabilities (note 11)	1,289	1,474
Income taxes payable	401	476
Deferred income tax liabilities (note 12)	825	889
Dividend payable	562	—
Total current liabilities	$10,763	$14,786

Commitments and contingencies (note 13)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 and 17,031,810 shares issued as of March 31, 2016 and 2017; 16,056,239 and 15,885,239 shares outstanding as of March 31, 2016 and 2017	$53,063	$53,063
Treasury stock at cost; 975,571 and 1,146,571 shares as of March 31, 2016 and 2017 (note 16)	(2,513)	(2,821)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,305	5,316
Retained earnings	12,948	12,638
Total shareholders’ equity	76,808	76,201
Total liabilities and shareholders’ equity	$87,571	90,987

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2015	2016	2017
Net sales	$38,076	$44,568	$44,522
Cost of sales	33,852	39,775	37,073
Gross profit	4,224	4,793	7,449
Selling, general and administrative expenses	9,123	9,119	8,856
Other income (expenses), net (note 17)	93	(1,021)	(696)
Operating loss	(4,806)	(5,347)	(2,103)
Non-operating income, net (note 18)	2,553	571	3,688
(Loss) income from continuing operations, before income taxes	(2,253)	(4,776)	1,585
Income taxes (note 12)	207	158	209
(Loss) income from continuing operations, after income taxes	(2,460)	(4,934)	1,376
Loss from discontinued operations, net of tax	(348)	—	—
Net (loss) income attributable to Deswell Industries, Inc.	(2,808)	(4,934)	1,376

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	33	(73)	(3)
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	—	—	14
Total comprehensive (loss) income attributable to Deswell Industries, Inc.	$(2,775)	$(5,007)	$1,387

Net (loss) income per share attributable to Deswell Industries, Inc. (note 2)
Basic and Diluted:
(Loss) income from continuing operations per share	$(0.15)	$(0.31)	$0.09
Loss from discontinued operations per share	(0.02)	—	—
Net (loss) income per share	$(0.17)	$(0.31)	$0.09
Weighted average common shares outstanding(shares in thousands)	16,056	16,056	16,035

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock		Additional	Accumulated other		Total
	Shares	Amount	Shares	Amount	paid-in capital	comprehensive income	Retained earnings	Shareholders’ Equity
Balance at March 31, 2014	17,031,810	53,063	(975,571)	(2,513)	7,806	5,345	25,909	89,610
Unrealized gain on available-for-sale securities	—	—	—	—	—	33	—	33
Stock-based compensation	—	—	—	—	199	—	—	199
Net loss	—	—	—	—	—	—	(2,808)	(2,808)
Dividends ($0.185 per share)	—	—	—	—	—	—	(2,971)	(2,971)
Balance at March 31, 2015	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,378	$20,130	$84,063
Unrealized loss on available-for-sale securities	—	—	—	—	—	(73)	—	(73)
Stock-based compensation	—	—	—	—		—	—
Net loss	—	—	—	—	—	—	(4,934)	(4,934)
Dividends ($0.14 per share)	—	—	—	—	—	—	(2,248)	(2,248)
Balance at March 31, 2016	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,305	$12,948	$76,808
Unrealized loss on available-for-sale securities	—	—	—	—	—	(3)	—	(3)
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	—	—	—	—	—	14	—	14
Repurchase of common stock	—	—	(171,000)	(308)	—	—	—	(308)
Net income	—	—	—	—	—	—	1,376	1,376
Dividends ($0.105 per share)	—	—	—	—	—	—	(1,686)	(1,686)
Balance at March 31, 2017	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$12,638	$76,201

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2015	2016	2017
Cash flows from operating activities
Net (loss) income	$(2,808)	$(4,934)	$1,376
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,824	2,373	2,135
Provision for doubtful accounts, net	73	274	371
Additional charges/(usage), net	341	(252)	(65)
(Gain) loss on disposal of property, plant and equipment	(766)	420	162
Unrealized holding (gain) loss on marketable securities	(954)	1,860	(1,999)
Gain on sales of marketable securities	(102)	(526)	(69)
Loss on disposal of available-for-sale securities	—	—	14
Stock-based compensation expenses	199	—	—
Deferred income tax	115	21	64
Changes in operating assets and liabilities:
Accounts receivable	(1,724)	95	(4,322)
Inventories	(157)	2,966	(2,509)
Prepaid expenses and other current assets	(646)	462	(761)
Accounts payable	683	(1,120)	2,924
Accrued payroll and employee benefits	(163)	(193)	608
Customer deposits	670	(1,027)	729
Other accrued liabilities	(36)	88	185
Income taxes payable	81	56	75
Net cash provided by (used in) operating activities	(2,370)	563	(1,082)

Cash flows from investing activities
Purchase of property, plant and equipment	(890)	(591)	(2,152)
Proceeds from sale of property, plant and equipment, net of transaction costs	976	1,266	993
Purchase of marketable securities	(4,455)	(10,349)	(3,159)
Proceeds from sales of marketable securities	1,011	6,798	920
Proceeds from disposal of available-for-sale securities	—	—	1,600
Release of (increase in) fixed deposits maturing over three months	1,347	4,635	(146)
(Increase in) decrease in fixed deposits maturing over twelve months	(1,601)	(2,965)	1,664
Net cash used in investing activities	(3,612)	(1,206)	(280)

Cash flows from financing activities
Dividends paid	(2,971)	(1,686)	(2,248)
Repurchase of common stock	—	—	(308)
Net cash used in financing activities	(2,971)	(1,686)	(2,556)

Net decrease in cash and cash equivalents	(8,953)	(2,329)	(3,918)
Cash and cash equivalents, beginning of year	23,278	14,325	11,996
Cash and cash equivalents, end of year	$14,325	$11,996	$8,078

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$7	$25	$21

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacturing and sales of injection-molded plastic parts and components and electronic products assembling. The manufacturing activities are subcontracted to subsidiaries operating in the People’s Republic of China (“PRC”). The selling and administrative activities were originally performed in the Hong Kong Special Administrative Region (“Hong Kong”) of the PRC. From August 2003, these activities were moved to the Macao Special Administrative Region (“Macao”) of the PRC. During the fourth quarter of fiscal 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. See note 10 – discontinued operations for further discussion.

As the Company is a holding company, the amount of any dividends to be declared by the Company will be dependent upon the amount which can be distributed from its subsidiaries. Dividends from subsidiaries are declared based on profits as reported in their statutory accounts.

2. Summary of Significant Accounting Policies

Principles of consolidation – The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill – The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles – Goodwill and Other”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducted annual impairment evaluation. The impairment test requires the Company to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The entire goodwill was fully impaired. Please refer to note 9 - goodwill for details.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities – All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income. The cost of investments sold is based on the average cost method. Interest and dividend income earned are included in non-operating income.

Available-for-sales securities – Available-for-sale securities are investments in debt securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of comprehensive income (loss) upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the consolidated statements of comprehensive income (loss) and reported net of taxes in the accumulated other comprehensive income component of shareholders’ equity until realized.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Inventories – Inventories are stated at the lower of cost or market. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

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

Property, plant and equipment – Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	30 - 50 years
Plant and machinery	5 - 15 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvements	2 - 5 years

Leases – Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. For the lessor, in addition to the four criteria mentioned above, a capital lease has to meet both of the following incremental criteria: a) the collectability of the minimum lease payments under the lease has to be reasonable predictable, and b) no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

For the lessee, a capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The total rental payments made under the leases are recognized in the consolidated statement of comprehensive income (loss) as incurred. For the lessor, a capital lease is accounted for as sale-type lease, direct financing lease or leveraged lease. All other leases are accounted for as operating leases. Revenues are recorded to statement of comprehensive income (loss) on a straight-line basis over the term of the lease. The Company has no capital leases as a lessee or lessor for any of the periods presented.

Impairment of long-lived assets – Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Revenue recognition – Sales of goods are recognized when goods are shipped, title of goods sold has passed to the purchaser, the price is fixed or determinable as stated on the sales contracts and/or orders, and its collectability is reasonably assured. Customers do not have a general right of return on products shipped. The Company permits the return of damaged or defective products and accounts for these actual returns as deduction from sales. Products returns to the Company were insignificant during past years.

Other comprehensive income (loss) – Other comprehensive income for the years ended March 31, 2015, 2016 and 2017 represented unrealized gain/(loss) on available-for-sale securities and reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss, and were included in the consolidated statement of comprehensive income (loss).

Allowance for doubtful account – The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: ongoing credit evaluations of its customers’ financial condition, an analysis of amounts current and past due along with relevant history and facts particular to the customer. Based upon the results of this analysis, the Company records an allowance for uncollectible accounts for this risk. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. Unanticipated changes in the liquidity or financial position of the Company’s customers may require additional provisions for doubtful accounts.

	Year ended March 31,
Allowance for doubtful account	2015	2016	2017
Balance at beginning of the year	$534	$607	$881
Provision for the year	216	376	420
Bad debt recovery	(143)	(102)	(49)
	$607	$881	$1,252

The provision and the bad debt recovery for the years were charged to other income (expenses) in consolidated statements of comprehensive income (loss).

Shipping and handling cost – Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2015, 2016 and 2017, shipping and handling costs expensed to selling expenses were $514, $458 and $501, respectively.

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

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in the consolidated statement of comprehensive income (loss).

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7524, 7.7904 and 7.7904 as of March 31, 2015, 2016 and 2017, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.2456, 6.5698 and 6.8915 as of March 31, 2015, 2016 and 2017, respectively.

Aggregate net foreign currency transaction loss included in other income were $(205), $(559) and $(361) for the years ended March 31, 2015, 2016 and 2017, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Post-retirement and post-employment benefits – The Company and its subsidiaries contribute to a state pension scheme in respect of its Chinese employees.

Stock-based compensation – The Company adopts ASC No. 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

For the years ended March 31, 2015, 2016 and 2017, the Company records stock-based compensation expenses amounted to $199, $nil and $nil in the consolidated statement of comprehensive income (loss) respectively. There is no tax benefit recognized in relation to the stock-based compensation expenses incurred for the three years.

The fair value of options granted in the years ended March 31, 2015, 2016 and 2017 were estimated using the Binomial option pricing model with the following assumptions:

	Year ended March 31,
	2015	2016	2017

Risk-free interest rate – weighted average	2.606%	N/A	N/A
Expected life of options – weighted average	10 years	N/A	N/A
Stock volatility	44.37%	N/A	N/A
Expected dividend yield	7.8%	N/A	N/A

The Company applied judgment in estimating key assumptions in determining the fair value of the stock options on the date of grant. The Company used historical data to estimate the expected life of options, stock volatility and expected dividend yield. The risk-free interest rate of the option was based on the 10 years U.S. Treasury yield at time of grant.

Net (loss) income per share – Basic net (loss) income per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net (loss) income per share and diluted net loss per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2015	2016	2017
Net (loss) income attributable to Deswell Industries, Inc.:
(Loss) income from continuing operations	$(2,460)	$(4,934)	$1,376
Loss from discontinued operations	(348)	—	—
Net (loss) income attributable to Deswell Industries, Inc.	$(2,808)	$(4,934)	$1,376

Basic weighted average common shares outstanding	16,056	16,056	16,035

Basic net (loss) income per share:
(Loss) income from continuing operations per share	$(0.15)	$(0.31)	$0.09
Loss from discontinued operations per share	(0.02)	—	—
Basic net (loss) income per share	$(0.17)	$(0.31)	$0.09

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2015	2016	2017
Basic weighted average common shares outstanding	16,056	16,056	16,035
Effect of dilutive securities – Options	—	—	—
Diluted weighted average common and potential common shares outstanding	16,056	16,056	16,035

Diluted net (loss) income per share
(Loss) income from continuing operations per share	$(0.15)	$(0.31)	$0.09
Loss from discontinued operations per share	(0.02)	—	—
Diluted net (loss) income per share	$(0.17)	$(0.31)	$0.09

For the years ended March 31, 2015, 2016 and 2017, potential common shares of 532,000, 532,000 and 532,000 shares related to stock options are excluded from the computation of diluted net loss per share as their exercise prices were higher than the average market price.

As of March 31, 2015, 2016 and 2017, nil shares related to stock options are excluded from the calculations of diluted net loss per share because their inclusion would have been anti-dilutive.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Fair value measurements – The Company has adopted ASC No. 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

Non-recurring fair value measurements – Long-lived assets are measured at fair value on a non-recurring basis using mostly Level 3 inputs as defined in the fair value hierarchy. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances. Assets that are written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

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

Discontinued Operations – For the year ended March 31, 2015, the Company sold all of the assets of metallic segment. The operating results of metallic segment are reported as discontinued operations in the consolidated statements of comprehensive income (loss) for all periods presented. For the breakdown of the assets and liabilities of metallic segment, please see note 10 – discontinued operations.

Recent changes in accounting standards – In May 2017, the FASB issued ASU 2017-09-Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The requirement provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. For public business entities, this ASU should be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. We are currently evaluating the impact the adoption of ASU 2017-09 will have on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05 Other Income—Gains and Losses from the De-recognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset De-recognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which clarifies the scope of the nonfinancial asset guidance in Subtopic 610-20. This ASU also clarifies that the de-recognition of all businesses and nonprofit activities (except those related to conveyances of oil and gas mineral rights or contracts with customers) should be accounted for in accordance with the de-recognition and deconsolidation guidance in Subtopic 810-10. The amendments in this ASU also provide guidance on the accounting for what often are referred to as partial sales of nonfinancial assets within the scope of Subtopic 610-20 and contributions of nonfinancial assets to a joint venture or other non-controlled investee. The amendments in this ASU are effective for annual reporting reports beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the adoption of ASU 2017-05 to have a material impact on our consolidated financial statements.

In December 2016, the FASB issued ASU 2016-20 - Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers: The requirement affect narrow aspects of the guidance including loan guarantee fees, contract costs, provisions for losses on construction-type and production-type contracts, disclosure of remaining performance obligations, disclosure of prior period performance obligations, contract modifications, contract asset vs. receivable, refund liability, advertising costs, fixed odds wagering contracts in the casino industry, and costs capitalized for advisors to private funds and public funds. This guidance is effective for financial statements issued for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). The adoption of ASU 2016-20 is not expected to have material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of the adoption of ASU No. 2016-15 on its consolidated financial statements.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

2. Summary of Significant Accounting Policies - continued

In June 2016, the FASB issued ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instrument. Financial Instruments—Credit Losses (Topic 326) amends guideline on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold incurrent GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Gross versus Net), which is effective upon adoption of ASU 2014-09. This ASU clarifies the implementation guidance in ASU 2014-09 on principal versus agent considerations. These ASUs are effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of April 1, 2018. The Company is continuing to assess the potential effects of these ASUs on its consolidated financial statements, business processes, systems and controls. While the assessment process is ongoing, the Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after April 1, 2018. For existing contracts that have remaining obligations as of April 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. The Company does not expect the adoption of these ASUs to have a material impact on our condensed consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,
	2016	2017
Cost	$13,661	$15,919

Market value	$12,020	$16,327

Unrealized gain (loss) for the years ended March 31, 2015, 2016 and 2017 were $954, $(1,860) and $1,999, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2015, 2016 and 2017 were $1,011, $6,798 and $920 respectively and realized gain from sales of marketable securities for the years ended March 31, 2015, 2016 and 2017 were $102, $526 and $69, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

4. Available-for-sale Securities

The Company acquired corporate bonds issued by Hong Kong listed companies with contractual maturities after 5 years.

	March 31,
	2016	2017
Cost	$1,614	$—

Market value	$1,603	$—

Unrealized gain (loss) for the years ended March 31, 2015, 2016 and 2017 were $33, $(73) and $(3), respectively.

During the year ended March 31, 2017, all available-for-sales securities were disposed for a consideration of $1,600.

5. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2016	2017
Raw materials	$4,038	$5,740
Work-in-progress	2,372	3,404
Finished goods	1,704	1,544
	$8,114	$10,688

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2015	2016	2017
Balance at beginning of the year	$3,554	$3,887	$3,635
Additional charges/(usage), net	341	(252)	(65)
Written off	(8)	—	—
Balance at the end of the year	$3,887	$3,635	$3,570

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2016	2017
Value added tax recoverable	$118	$328
Rental and utility deposit	15	19
Advance to suppliers	123	410
Prepayment	403	654
Coupon and dividend receivable	140	93
Others	859	915
	$1,658	$2,419

7. Assets held for sale

As of March 31, 2016, assets held for sale under plastic injection molding business in the amount of $778 represented seven properties to be sold to third parties. The sale was completed with disposal gain of $86 recognized in other income (expenses), net, during the year ended March 31, 2017.

8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2016	2017
Leasehold land and buildings	$31,927	$31,927
Plant and machinery	41,062	39,589
Furniture, fixtures and equipment	11,734	11,622
Motor vehicles	1,369	1,396
Leasehold improvements	2,510	3,228
Impairment	(3,467)	(3,218)
	85,135	84,544
Less: accumulated depreciation and amortization	(52,783)	(52,552)
Net book value	$32,352	$31,992

Included in furniture, fixtures and equipment is computer software with net values of $57 and $8 as of March 31, 2016 and 2017, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2016	2017
Land use right of state-owned land and buildings erected thereon (a)	$27,771	$27,771
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$31,927	$31,927

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2017, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

8. Property, Plant and Equipment - continued

Included in leasehold land and buildings is property on lease with net values of $6,203 and $6,594 as of March 31, 2016 and 2017, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2016	2017
Cost	$8,099	$8,831
Less: accumulated depreciation and amortization	(1,896)	(2,237)
Net book value	$6,203	$6,594

During the years ended March 31, 2015, 2016 and 2017, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $2,824, $2,373 and $2,135 during the years ended March 31, 2015, 2016 and 2017, respectively.

9. Goodwill

The entire goodwill was fully impaired since March 31, 2014. Details of the goodwill are as follows:

Acquisitions	March 31,
	2016	2017
Electronic division	$393	$393
Metallic division	317	—
Foreign exchange differences	(1)	(1)
Impairment – electronic division	(392)	(392)
Impairment – metallic division	(317)	—
	$—	$—

10. Discontinued Operations

During the fourth quarter of fiscal 2015, the Company closed down its metallic parts business unit and sold all of its assets. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We had historically reported the results of the metallic parts business unit as a separate segment. The continuing cash flows subsequent to its closure were not significant.

The results of the discontinued operations of metallic parts for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Year ended March 31,
	2015	2016	2017
Net sales	$1	$—	$—

Loss from discontinued operations, before income taxes	$(348)	$—	$—
Income taxes	—	—	—
Loss from discontinued operations, after income taxes	$(348)	$—	$—

As of March 31, 2016 and 2017, the discounted operations of metallic parts had no assets and liabilities.

In the consolidated statements of cash flows, the activities of metallic parts were included along with our activities from continuing operations.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

11. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2016	2017
Accrued expenses	$572	$595
Value added tax payable	7	—
Others	710	879
	$1,289	$1,474

12. Income Taxes

The components of (loss) income before income taxes are as follows:

	Year ended March 31,
	2015	2016	2017
Hong Kong	$(2)	$(2)	$(2)
Macao	292	840	189
PRC	(2,543)	(5,614)	1,398
(Loss) income from continuing operations	$(2,253)	$(4,776)	1,585
Loss from discontinued operations - PRC	(348)	—	—
Net Loss	$(2,601)	$(4,776)	$1,585

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2015: 16.5%, 2016: 16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

12. Income Taxes - continued

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2017 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2017, there is no interest and penalties related to uncertain tax positions.

The provision for income taxes consists of the following:

	Year ended March 31,
	2015	2016	2017
Current tax
- PRC	$92	$103	$116
Deferred tax	115	55	93
	$207	$158	$209

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to (loss) income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2015	2016	2017
Provision for income taxes at statutory tax rate in the PRC	$(650)	$(1,194)	$396
Effect of income for which no income tax is chargeable	(441)	(210)	(47)
Effect of expense for which no income tax is deductible	1,209	1,452	648
Net change in valuation allowances	89	110	(788)
Effective tax	$207	$158	209

The net deferred income tax consists of the following:

	March 31,
	2016	2017
Deferred income tax assets	$—	$—
Deferred income tax liabilities	(825)	(889)
Net deferred income tax liabilities	$(825)	(889)

The components of net deferred income tax are as follows:

	March 31,
	2016	2017
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$106	$—
Provision of employee benefits	331	392
Depreciation and amortization	901	(9)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,153)	(1,170)
Others	(56)	64
Less: Valuation allowances	(954)	(166)
Net deferred income tax liabilities	$(825)	(889)

The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

12. Income Taxes - continued

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely. As at March 31, 2017, the Company had no unused tax losses.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2017.

13. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of comprehensive income (loss) were $177, $75 and $62 for the years ended March 31, 2015, 2016 and 2017, respectively.

At March 31, 2017, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2018	$45
Year ending March 31, 2019	$4
Total minimum lease payments	$49

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease, which provide for payments through 2017. At March 31, 2017, the minimum future rental income to be received is as follows:

Year ending March 31, 2018	$641
Year ending March 31, 2019	$412
Year ending March 31, 2020	$191
Total minimum future rental income	$1,244

At March 31, 2017, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $112, which are expected to be disbursed during the year ending March 31, 2018.

14. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in the PRC. The expense of $370, $633 and $604 included in the consolidated statements of comprehensive income (loss) related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2015, 2016 and 2017, respectively.

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

As of March 31, 2017, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2015		2016		2017
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	132,000	$2.14	532,000	$2.1	532,000	$2.1
Granted during the year	400,000	2.09	—	—	—	—
Outstanding and exercisable at the end of the year	532,000	$2.10	532,000	$2.1	532,000	$2.1
Range of exercise price per share	$2.09 to $2.14		$2.09 to $2.14		$2.09 to $2.14

The weighted average fair value of options granted for the year ended March 31, 2015 was $0.50 per share. At March 31, 2016 and 2017, the aggregated intrinsic value of options outstanding and exercisable was $nil and $nil.

No options were cancelled or exercised for the years ended March 31, 2015, 2016 and 2017. The weighted average remaining contractual life of the share options outstanding at March 31, 2017 was 6.7 years. At March 31, 2016 and 2017, there were 1,236,000 and 1,236,000 options available for future grant under the plans, respectively.

16. Repurchase of stock

On March 14, 2012, the Company’s Board of Directors authorized a stock buyback plan to repurchase up to an aggregate of $4,000 of its issued and outstanding common shares in compliance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934 during the next two years. The program does not obligate the Company to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased. By the ended March 31, 2014, 975,571 common shares had been repurchased under the stock buyback plan for a total consideration of $2,513 at an average price of $2.57 per share. During the year ended March 31, 2017, the Company repurchased 171,000 shares from Mr. Franki Tse Shing Fung, the former CEO of the Company, for a total consideration of $308 at a price of $1.80 per share.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

17. Other income (expenses), net

Other income (expenses), net consist of the following:

	Year ended March 31,
	2015	2016	2017
Gain (loss) on disposal of property, plant and equipment, net	$262	$(420)	(162)
Exchange loss, net	(205)	(559)	(361)
Provision for doubtful accounts, net	(73)	(274)	(371)
Others	109	232	198
Other income (expenses), net from continuing operations	$93	$(1,021)	$(696)

18. Non-operating income, net

Non-operating income, net consist of the following:

	Year ended March 31,
	2015	2016	2017
Dividend income from marketable securities	$238	$596	$616
Interest income from available-for-sales securities	126	126	5
Interest income from bank deposits	535	372	314
Unrealized gain (loss) from marketable securities	954	(1,860)	1,999
Realized gain from sales of marketable securities	102	526	69
Rental income	600	793	839
Others	(2)	18	(154)
Non-operating income, net from continuing operations	$2,553	$571	$3,688

19. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2015, 2016 and 2017 are as follows:

	Percentage of net sales Year ended March 31,
	2015	2016	2017
Customer A	16.5%	12.7%	12.8%
Customer B	*	13.6%	10.6%
Customer C	13.7%	10.4%	10.2%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

19. Operating Risk - continued

Debtors accounting for 10% or more of total accounts receivable at March 31, 2016 and 2017, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2016	2017
Customer A	23.7%	22.2%
Customer D	*	14.8%

*	Less than 10%

There were no accounts receivable written off during the years ended March 31, 2015, 2016 and 2017, respectively. There were net provision for doubtful accounts of $73, $274 and $371 during the years ended March 31, 2015, 2016 and 2017, respectively. There were no charge off of provision for doubtful accounts during the years ended March 31, 2015, 2016 and 2017. At March 31, 2016 and 2017, allowances for doubtful accounts were $881 and $1,252, respectively.

Concentrations of Suppliers - For the years ended March 31, 2015, 2016 and 2017, the Company had no single suppliers contributed over 10% of total purchase.

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

Investment price risk - The Company is exposed to equity and bond price risk on marketable and available-for-sale securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong. Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Company’s liquidity needs. Listed investments held in the available-for-sale portfolio have been chosen based on their longer term growth potential and are monitored regularly for performance against expectations. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

20. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing (discontinued in fiscal 2015). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained. During the fourth quarter of fiscal 2015, the Company completed its exit from metallic parts business. See note 10 – discontinued operations for details.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

20. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Year ended March 31,
	2015			2016			2017
	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax
Segment:
Injection molded plastic parts	$20,206	$(434)	$(341)	$20,181	$(356)	$(2,671)	$23,594	$(350)	$843
Electronic products	18,409	(105)	(1,912)	24,847	(104)	(2,105)	21,331	(53)	742
Metallic parts (Discontinued in fiscal 2015)	1	—	(348)	—	—	—	—	—	—
Segment total	$38,616	$(539)	$(2,601)	$45,028	$(460)	$(4,776)	$44,925	$(403)	$1585

Reconciliation to consolidated totals:
Sales eliminations	(539)	539	—	(460)	460	—	(403)	403	—
Consolidated totals:
Net sales	$38,077	$—		$44,568	$—		$44,522	$—
(Loss) income before income taxes			$(2,601)			$(4,776)			$1585

	Year ended March 31,
	2015		2016		2017
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$509	$—	$364	$—	$306	$—
Electronic products	26	—	8	—	8	—
Metallic parts (Discontinued in fiscal 2015)	—	—	—	—	—	—
Consolidated total	$535	$—	$372	$—	$314	$—

	Year ended March 31,
	2015			2016			2017
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$73,829	$550	$2,384	$67,528	$424	$1,969	$67,912	$2,050	$1,750
Electronic products	22,610	340	415	20,043	167	404	23,075	102	385
Metallic parts (Discontinued in fiscal 2015)	—	—	25	—	—	—	—	—	—
Consolidated Totals	$96,439	$890	$2,824	$87,571	$591	$2,373	$90,987	$2,152	$2,135

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

20. Segment Information - continued

The Company’s sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2015	2016	2017
Net sales
United States of America	$9,910	$8,116	$8,883
PRC	16,119	18,785	20,637
United Kingdom	1,023	1,007	1,515
Hong Kong	5,505	7,672	5,801
Europe	3,501	6,403	4,750
Others	2,018	2,585	2,936
Net sales from continuing operations	$38,076	$44,568	$44,522
Net sales from discontinued operations	1	—	—
Total net sales	$38,077	$44,568	$44,522

The location of the Company’s identifiable assets is as follows:

	March 31,
	2016	2017
Hong Kong and Macao	$32,528	$34,821
PRC	55,043	56,166
Total identifiable assets	87,571	90,987
Goodwill	—	—
Total assets	$87,571	$90,987

21. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $72,890 (equivalent to RMB 479 million) and $66,099 (equivalent to RMB 456 million) as of March 31, 2016 and 2017, respectively.

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

21. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2016	2017
Assets

Current assets:
Cash and cash equivalents	$294	$174
Prepaid expenses and other current assets	76	30
Amounts due from subsidiaries	33,462	29,621
Total current assets	33,832	29,825
Investments in subsidiaries	44,861	48,083
Property, plant and equipment-net	17	—
Total assets	$78,710	$77,908

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,226	$1,588
Other accrued liabilities	114	119
Dividend payable	562	—
Total current liabilities	1,902	1,707
Total shareholders’ equity	76,808	76,201
Total liabilities and shareholders’ equity	$78,710	$77,908

Statements of comprehensive income (loss)

	Year ended March 31,
	2015	2016	2017
Equity in (loss) earnings of subsidiaries	$(1,120)	$(3,426)	$3,211
Operating expenses	1,688	1,508	1,835
(Loss) income before income taxes	(2,808)	(4,934)	1,376
Income taxes	—	—	—
Net (loss) income	(2,808)	(4,934)	1,376
Share of other comprehensive income (loss) of subsidiaries	33	(73)	11
Total comprehensive (loss) income	$(2,775)	$(5,007)	$1,387

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except per share data)

21. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2015	2016	2017
Cash flows from operating activities
Net (loss) income	$(2,808)	$(4,934)	$1,376

Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss (earnings) of subsidiaries	1,120	3,426	(3,211)
Depreciation	87	39	17
Stock-based compensation expenses	199	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	—	46
Amounts due from subsidiaries	3,956	2,171	3,841
Accrued payroll and employee benefits	—	(89)	362
Other accrued liabilities	47	(2)	5
Net cash provided by operating activities	2,601	611	2,436

Cash flows from financing activities
Dividends paid	(2,971)	(1,686)	(2,248)
Repurchase of common stock	—	—	(308)
Net cash used in financing activities	(2,971)	(1,686)	(2,556)

Net decrease in cash and cash equivalents	(370)	(1,075)	(120)
Cash and cash equivalents, beginning of year	1,739	1,369	294
Cash and cash equivalents, end of year	$1,369	$294	$174

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

Deswell Industries, Inc. records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures”. Such investment is presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in earnings (loss) of subsidiaries”, on the statements of comprehensive income (loss).

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2015, 2016 and 2017, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)	Related party transactions

For the years ended March 31, 2015, 2016 and 2017, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

DESWELL INDUSTRIES, INC.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 21 of this report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2017 formatted in eXtensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of March 31,2016 and 2017; (b) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2015, 2016 and 2017; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2015, 2016 and 2017; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2015, 2016 and 2017; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

58

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By:	/s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: July 14, 2017

59