Form 20-F
period 2018-03-31
DESWELL INDUSTRIES INC
filed 2018-07-13
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _________ to___________

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Islands (Jurisdiction of incorporation or organization) 10B, Edificio Associacao Industrial De Macau 32 Rua do Comandante Mata e Oliveira, Macao Special Administrative Region, PRC	Herman Wong, Chief Financial Officer,
Telephone: 853-28-322096; fax: 853-28-323265
E-mail: hermanwong@jetcrown.net
10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveira, Macao
Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, no par value	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2018, there were 15,885,239 common shares of the registrant outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act. (Check one):

Large accelerated ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

•	“shares” refer to our common shares, no par value;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•	“BVI” refers to the British Virgin Islands;

•	all references to:

o	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;

o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;

o	“MOP$” are to the legal currency of Macao;

o	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and

o	“fiscal year,” e.g., “fiscal 2018,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page F-1 of this Annual Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2018, and the Balance Sheet data as of March 31, 2017 and 2018 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the years ended March 31, 2014 and 2015, and the Balance Sheet data as of March 31, 2014, 2015, and 2016 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2014	2015	2016	2017	2018
Net sales	$40,932	$38,076	$44,568	$44,522	$60,667
Cost of sales	37,295	33,852	39,775	37,073	50,953
Gross profit	3,637	4,224	4,793	7,449	9,714
Selling, general and administrative expenses	10,257	9,123	9,119	8,856	8,806
Other income (expenses), net	(214)	93	(1,021)	(696)	894
Operating (loss) income	(6,834)	(4,806)	(5,347)	(2,103)	1,802
Non-operating income, net	379	2,553	571	3,688	4,395
(Loss) income before income taxes	(6,455)	(2,253)	(4,776)	1,585	6,197
Income taxes	624	207	158	209	7
(Loss) income from continuing operations, after income taxes	(7,079)	(2,460)	(4,934)	1,376	6,190
Loss from discontinued operations, net of tax	(411)	(348)	—	—	—
Net (loss) income attributable to Deswell Industries, Inc.	(7,490)	(2,808)	(4,934)	1,376	6,190
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(2)	57	33	(73)	(3)	—
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	—	—	—	14	—
Total comprehensive (loss) income attributable	$(7,433)	$(2,775)	$(5,007)	$1,387	$6,190
Net (loss) income per share attributable to Deswell Industries, Inc.:
Basic and Diluted:
(Loss) income from continuing operations per share(3)	$(0.43)	$(0.15)	$(0.31)	$0.09	$0.39
Loss from discontinued operations per share(3)	$(0.03)	$(0.02)	$—	$—	$—
	$(0.46)	$(0.17)	$(0.31)	$0.09	$0.39
Weighted average common shares outstanding (shares in thousands)	16,186	16,056	16,056	16,035	15,885

Statistical Data:
Gross margin from continuing operations	8.9%	11.1%	10.8%	16.7%	16.0%
Operating margin from continuing operations	(16.7%)	(12.6%)	(12.0%)	(4.7%)	3.0%
Dividends per share	$0.22	$0.19	$0.14	$0.105	$0.07

Balance Sheet Data:
	2014	2015	2016	2017	2018
Working capital(4)	$51,559	$46,668	$40,715	$42,196	$50,560
Total assets	100,636	96,439	87,571	90,987	100,399
Long-term debt, less current portion	—	—	—	—	—
Total debt	—	—	—	—	—
Shareholders’ equity	89,610	84,063	76,808	76,201	81,279

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”

(2)	See Note 2 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the fiscal years ended March 31, 2016 and March 31, 2017.

(3)	Basic loss per share excludes dilution from potential common shares and is computed by dividing loss attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from potential common shares.

(4)	Deferred tax liabilities of $691, $804, $825 and $889 as of March 31, 2014, 2015, 2016 and 2017 have been retrospectively classified from current liabilities to long-term liabilities. The working capital of the previous four years are adjusted accordingly.

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

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2018, we had four major customers, each accounting for more than 10% of our net sales and together for 46.3% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

The world economy has strengthened as lingering fragilities related to the global financial crisis subside. In 2017, global economic growth reached 3 percent—the highest growth rate since 2011—and growth is expected to remain steady for the coming year. However, the recent improvements in growth remain unevenly distributed across countries and regions. Economic prospects for many commodity exports remain particularly challenging. Our customers so affected, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2018 under U.S. income tax laws and may be a PFIC for years after fiscal 2018. If we were a PFIC in fiscal 2018, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2018 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

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

The inflation rate in China rose 1.8% year-on-year in May 2018. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs.

These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% May in 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Since May 1, 2015, there have been no adjustments made to the minimum wage in Guangdong Province.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2018. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar.

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 95% of the Company total, about 47.2%, 48.9%, and 42.3% were in RMB during the years ended March 31, 2016, 2017 and 2018, respectively.

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

At March 31, 2018, we had cash on hand of $15.2 million, time deposits maturing over three months of $2.2 million and time deposits maturing over twelve months of $3.1 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $3.8 million was held in banks and other financial institutions in Hong Kong, $5.3 million in Macao and $11.4 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$63,700 based on the midpoint exchange rate for June 30, 2018 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$61,850 based on the midpoint exchange rate for June 30, 2018 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2016, 2017 and 2018:

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2018, we maintained fire, casualty and theft insurance aggregating approximately $95.6 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2018, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our number two market in fiscal years ended March 31, 2016, March 31, 2017 and March 31, 2018. See Item 4 “Information on the Company – Customers and Marketing” on page 27 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Recently, political and trade friction between the United States and China has escalated. On June 15, 2018, the Office of the United States Trade Representative

(“USTR”) issued a press release announcing the imposition of tariffs of 25% on approximately $34 billion worth of Chinese goods, and proposed tariffs on an additional $16 billion worth of Chinese goods. China’s Ministry of Commerce (the “Ministry”) responded to the USTR’s action on June 17, 2018 by announcing on the Ministry website that it would impose tariffs of 25% on $34 billion of United States goods, with an additional $16 billion of proposed tariffs to follow. On June 18, 2018 the USTR issued a press release supporting the President of the United States’ direction that the USTR identify an additional $200 billion worth of Chinese goods for an additional tariff of 10%. On June 20, in a statement on the Ministry’s website, the Ministry’s spokesman indicated that China would respond with comprehensive quantitative and qualitative measures if the United States releases the additional tariff list. On July 10, 2018 the USTR issued a press release indicating that it will begin the process of imposing tariffs of 10% on $200 billion worth of Chinese goods, and issued a request for comment on the proposed list of goods, the proposed tariff rate, and the aggregate amount of goods to be covered by the tariffs. The controversy is still evolving as of the date of this Report and therefore we cannot assess the magnitude of the tariffs' effect. However, if the tariffs were implemented as announced and no further actions were taken by either nation, it would affect our operations and could adversely affect the prevailing market price of our common shares.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the new law. In response to prevailing business conditions, we decreased our workforce by 2 in the fiscal year ended March 31, 2018 after increasing our workforce by 132 in the fiscal year ended March 31, 2017. However, we may incur much higher costs under

China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

Corruption and other fraudulent practices remain a concern in China. We could suffer losses from fraudulent practices if we are not successful in implementing and maintaining preventative measures.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2018, approximately 61.1% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2018, our balance sheet included approximately $31.5 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. Given the significant uncertainty and instability of macroeconomic conditions on our business in recent periods, forecasting future business remains difficult and subject to modification. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

On June 30, 2018, members of our senior management and Board of Directors as a group beneficially owned approximately 58.5% of our outstanding common shares. As a result, acting together, they are able to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

In addition, because we are a foreign private issuer, certain of the corporate governance standards of The NASDAQ Stock Market that are applied to domestic companies having securities included on The NASDAQ Stock Market are not applicable to us. For example, as a foreign private issuer organized under the law of the BVI, we may follow our home company practice in lieu of some of the corporate governance provisions of sections 5600 et seq. of NASDAQ’s Marketplace Rules. Accordingly, as the law of the BVI does not prohibit us from doing so and since our practices are in compliance with our Memorandum and Articles of Association, we follow our home company practices with respect to the following NASDAQ Market Place rules:

•	Rule 5605(b)(2): Our independent directors do not meet in executive session.

•	Rule 5605(d): Our board does not have a compensation committee and compensation of our Chief Executive Officer and other executive officers is neither determined nor recommended to the board by a majority of our independent directors. For information regarding why we do not have an independent compensation committee, see the discussion under “Other Committees; NASDAQ Compliance” in Item 6 “Directors and Senior Management” of this Report.

•	Rule 5605(e): Nominees for appointment as our directors are not selected or recommended by either a majority of our independent directors, or a nominating committee composed solely of independent directors.

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2018.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2016, 2017 and 2018 included the following (dollar amounts in thousands):

	Year ended March 31,
	2016	2017	2018
Purchase of property, plant and equipment	$591	$2,152	$1,707
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$1,266	$993	$6

Our major capital expenditures in fiscal 2018 included:

•	$815,000 for leasehold improvements;

•	$666,000 for plant and machinery for plastic and electronic products;

•	$144,000 for motor vehicles; and

•	$82,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2017 included:

•	$1,309,000 for plant and machinery for plastic and electronic products;

•	$718,000 for leasehold improvements;

•	$45,000 for motor vehicles; and

•	$80,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2016 included:

•	$295,000 for plant and machinery for plastic and electronic products;

•	$114,000 for leasehold improvements;

•	$73,000 for motor vehicles; and

•	$109,000 for furniture, fixtures and equipment.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 44.5%, 52.2%, and 46.5% of the Company’s total sales during the years ended March 31, 2016, 2017, and 2018, respectively. At March 31, 2018, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 40 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2018, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2018, the Company made an average of approximately 25 to 30 molds each month. The average weight of the molds produced by the Company is about 1,800 pounds costing an average of $10,000 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2018, the Company had approximately 198 injection molding machines, ranging from 30 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2018, the Company disposed of 3 old plastic injection molding machines and added 1 new one.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2018 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches, and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2016, 2017, and 2018, manufacturing of electronic products accounted for approximately 55.5%, 47.8% and 53.5% respectively, of the Company’s total sales.

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

In July 2006, Deswell obtained ISO/TS 16949 Certification for its plastic injection manufacturing plant. ISO/TS 16949 is an ISO Technical Specification aligning existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality systems standards within the global automotive industry. Together with ISO 9001:2008, ISO/TS 16949 specifies the quality system requirements for the design/development, production, installation and servicing of automotive related products. ISO/TS 16949 has been accepted as an equivalent to QS-9000, VDA6.1, AVSQ, and EAQF. ISO/TS 16949 does not replace QS-9000; but is optional and eliminates the need for multiple certifications.

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

The Company used in excess of 11,037,000 pounds of plastic resins during the year ended March 31, 2018. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2016, 2017 and 2018. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2016, 2017 and 2018:

	Year ended March 31,
Geographical Area	2016	2017	2018
China	42.1%	46.4%	49.6%
United States	18.2	20.0	17.5
Europe	14.4	10.7	13.7
Hong Kong	17.2	13.0	7.6
United Kingdom	2.3	3.4	4.7
Others	5.8	6.5	6.9
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 49.6% of our total net sales for the year ended March 31, 2018 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2016, 2017 and 2018:

	Year ended March 31,
	2016	2017	2018
Customer A	12.7%	12.8%	10.8%
Customer B	13.6%	10.6%	*
Customer C	10.4%	10.2%	10.8%
Customer D	*	*	12.8%
Customer E	*	*	11.9%

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

Property, Plants and Equipment

Macao

The Company leases Units 10B and 10C Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macao from an unaffiliated party, each being for a term of two years to May 2020. The premises are used as trading, administrative and accounting offices for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $4,100.

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2018 constructed approximately

•	1,070,000 square feet of factory space,

•	91,000 square feet of amenity space,

•	133,000 square feet of office building space, and

•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income of $793,000, $839,000, and $1,111,000 was earned during the years ended March 31, 2016, 2017, and 2018, respectively.

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

The Company carries out all of its manufacturing operations in Southern China, where it has been able to take advantage of the lower overhead costs and labor rates as compared to Hong Kong. At the same time, the proximity of the Company’s factories in Southern China to Hong Kong permits the Company to easily manage its manufacturing operations from Macao, and facilitates transportation of its products through Hong Kong.

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

The amount of current tax liability at March 31, 2018 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

Business Segment Information

Deswell’s operations are generally organized in three segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2018:

	Year ended March 31, 2016			Year ended March 31, 2017			Year ended March 31, 2018
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	82.9	94.3	89.2	78.6	88.4	83.3	80.6	86.9	84.0
Gross profit	17.1	5.7	10.8	21.4	11.6	16.7	19.4	13.1	16.0
Selling, general and administrative expenses	20.2	15.4	17.6	18.0	14.1	16.1	15.5	9.8	12.4
Corporate expense	-	-	2.9	-	-	3.8	-	-	2.1
Other income (expenses), net	(6.6)	1.2	(2.3)	(4.3)	1.5	(1.6)	3.2	-	1.5
Operating (loss) income	(9.7)	(8.5)	(12.0)	(0.9)	(1.0)	(4.8)	7.1	3.3	3.0
Non-operating income, net	2.8	-	1.3	11.8	4.5	8.3	12.1	3.1	7.2
(Loss) income before income taxes	(6.9)	(8.5)	(10.7)	10.9	3.5	3.5	19.2	6.4	10.2
Income taxes (benefit)	0.5	0.2	0.4	0.7	0.3	0.5	(0.3)	0.3	-
Net (loss) income	(7.4)	(8.7)	(11.1)	10.2	3.2	3.0	19.5	6.1	10.2

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year ended March 31, 2018 (Fiscal 2018) Compared to Year Ended March 31, 2017 (Fiscal 2017)

Net Sales – The Company’s net sales for the year ended March 31, 2018 were $60,667,000, an increase of $16,145,000, or 36.3%, as compared to $44,522,000 in the corresponding period in fiscal 2017. The increase was related to increases in sales revenue of $4,971,000 in our plastic segment and $11,174,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was mainly due to an increase of $6,037,000 in orders from existing customers for telephone equipment and kitchen and gardening tools, offsetting a decrease of $1,524,000 in sales orders from existing customers mainly for printers and motor vehicles.

The revenue increase in the electronic segment was mainly due to an increase of $8,672,000 in orders from existing customers for professional audio instruments, and an increase of $1,273,000 in orders for home entertainment equipment from other existing customers.

Gross Profit – Gross profit for the year ended March 31, 2018 was $9,714,000, representing a gross profit margin of 16.0%. This compared with the overall gross profit and gross profit margin of $7,449,000 or 16.7% for the year ended March 31, 2017.

Gross profit in the plastic segment increased by $484,000 to $5,463,000 or 19.4% of net sales for the year ended March 31, 2018, as compared to $4,979,000 or 21.4% of net sales for the same period in the prior fiscal year. The decrease in gross margin for the plastic segment was mainly due to the appreciation of Renminbi and an increase in raw materials cost as a percentage of net sales when compared with last fiscal year.

Gross profit in the electronic segment increased by $1,781,000 to $4,251,000 or 13.1% of net sales for the year ended March 31, 2018, as compared to $2,470,000 or 11.6% of net sales for the same period in the prior fiscal year. The increase in gross margin was mainly attributable to the result of our control of labor costs and factory overhead, offsetting the appreciation of the Renminbi and an increase in raw materials cost as a percentage of net sales when compared with last fiscal year.

Selling, General and Administrative Expenses (Including Corporate Expenses) – SG&A expenses for the year ended March 31, 2018 decreased by $50,000 to $8,806,000 or 14.5% of total net sales, as compared to $8,856,000 or 19.9% of total net sales for the year ended March 31, 2017.

Corporate expenses decreased by $422,000 to $1,255,000 for the year ended March 31, 2018, as compared to $1,677,000 for the year ended March 31, 2017. The decrease was primarily related to the decrease of the provision of long service compensation for the year ended March 31, 2017, while no such provision was provided for the year ended March 31, 2018.

SG&A expenses in the plastic segment increased by $182,000 to $4,371,000 or 15.5% of net sales for the year ended March 31, 2018, compared to $4,189,000 or 18.0% of net sales for fiscal 2017. The increase was primarily related to an increase of $199,000 in staff costs and welfare, offsetting a decrease of $28,000 in local government taxes and registration fees as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $190,000 to $3,180,000 or 9.8% of net sales for the year ended March 31, 2018, compared to $2,990,000 or 14.1% of net sales for fiscal 2017. The increase was mainly due to an increase of $165,000 in staff costs and $67,000 in selling expense, offsetting a decrease of $26,000 in local government taxes when compared to the prior fiscal year.

Operating Income – Operating income was $1,802,000 for the fiscal year ended March 31, 2018, as compared to operating loss of $2,103,000 in the prior fiscal year.

Corporate expenses of $1,255,000 and $1,677,000 were incurred during fiscal year 2018 and fiscal year 2017, respectively.

On a segment basis, the operating income in the plastic segment was $2,002,000 in the year ending March 31, 2018, as compared to an operating loss of $216,000 in fiscal 2017. The increase in operating income in the plastic segment was mainly due to an increase in other income as well as a decrease in SG&A expenses as a percentage of net sales.

The electronic segment reported an operating income of $1,055,000 in the year ending March 31, 2018, as compared to an operating loss of $210,000 in fiscal 2017. The significant increase in operating income was largely due to the increase in gross margin and a decrease in SG&A expenses as a percentage of sales as described above.

Non-Operating Income – Non-operating income for the year ended march 31, 2018 was $4,395,000, as compared to non-operating income of $3,688,000 in last fiscal year. The increase was primarily due to an increase of $245,000 in dividend income from securities investments, $540,000 from realized gain on marketable securities and $272,000 from rental income, offsetting a decrease of $598,000 on a change of the fair value of marketable securities as compared to fiscal 2017.

Income Taxes – Income tax for the year ended March 31, 2018 represented an income tax expense of $173,000 and a deferred tax benefit of $166,000, as compared to an income tax expense of $116,000 and a deferred tax provision of $93,000 in last fiscal year.

On a segment basis, there was income tax expense of $80,000 and a deferred tax benefit of $166,000 in the plastic segment for the year ended March 31, 2018, as compared to income tax expense of $61,000 and a deferred tax provision of $93,000 during the last fiscal year. The income tax expenses of the electronic segment was $93,000 for the year ended March 31, 2018, as compared to $55,000 in fiscal 2017.

Net Income – the Company had net income of $6,190,000 for the year ended March 31, 2018, as compared to a net income of $1,376,000 for the year ended March 31, 2017. The increase in net income was mainly the result of an increase in sales, as well as increases in non-operating and other income as described above.

Corporate expenses of $1,255,000 and $1,677,000 were incurred during fiscal year 2018 and fiscal year 2017, respectively.

Net income for the plastic segment for the year ended March 31, 2018 was $5,490,000, as compared to a net income of $2,366,000 for fiscal 2017. The increase in net income in the plastic segment was mainly due to a decrease in SG&A expenses as a percentage of sales, as well as increases in non-operating and other income as described above.

Net income for the electronic segment for the year ended March 31, 2018 was $1,955,000, as compared to a net income of $687,000 for fiscal 2017. The increase in net income in the electronic segment was mainly attributable to an increase in gross margin and a decrease in SG&A expense as a percentage of sales as described above.

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

Selling, General and Administrative Expenses (Including Corporate Expenses) - SG&A expenses for the year ended March 31, 2017 were $8,856,000 or 19.9% of total net sales, as compared to $9,119,000 or 20.5% of total net sales for the year ended March 31, 2016. SG&A expenses decreased by $263,000 or 2.9% in fiscal year 2017 compared to the prior fiscal year.

Corporate expenses increased by $384,000 to $1,677,000 for the year ended March 31, 2017, as compared to $1,293,000 for the year ended March 31, 2016. The increase was primarily related to the increase of the provision of long service compensation for the year ended March 31, 2017.

SG&A expenses in the plastic segment increased by $175,000 to $4,189,000 or 18.0% of net sales for the year ended March 31, 2017, compared to $4,014,000 or 20.2% of net sales for fiscal 2016. The increase was primarily related to an increase of $122,000 in staff costs and welfare and of $132,000 in selling expense, offsetting decreases of $13,000 in office operating expense, $63,000 in local government registration fees and other expenses, as compared with the same period in the prior fiscal year.

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

On a segment basis, the operating loss in the plastic segment was $216,000 in the year ended March 31, 2017, as compared to an operating loss of $1,943,000 in fiscal year 2016. The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin as well as a decrease in other expense as a percentage of net sales.

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

Corporate expenses of $1,677,000 and $1,293,000 were incurred during fiscal year 2017 and fiscal year 2016, respectively.

Net income for the plastic segment for the year ended March 31, 2017 was $2,366,000, as compared to a net loss of $1,483,000 for fiscal year 2016. The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment was $687,000 for the year ended March 31, 2017, compared to a net loss of $2,158,000 in fiscal year 2016. The increase in net income in the electronic segment was mainly attributable to increases in gross margin and non-operating income as described above.

Seasonality

The following table sets forth certain unaudited quarterly financial information sequentially for the four quarters in the year ending March 31, 2016, and on a semi-annual basis for the each of the years ending March 31, 2017 and March 31, 2018 (in thousands):

	Year ended March 31, 2016
	Q1	Q2	Q3	Q4
Net sales	$11,273	$12,375	$12,510	$8,410
Gross profit	765	1,337	1,418	1,273
Operating loss	(1,029)	(2,322)	(262)	(1,163)
Net loss	(1,097)	(2,375)	(305)	(1,157)

(1)	The sum of the unaudited quarterly financial data may not be equal to the respective figures as stated in the audited financial statements because of the posting of reclassifications.

(2)	In fiscal year 2017, the Company adopted a semi-annual financial results reporting schedule, consistent with many other foreign issuers, in order to minimize corporate overhead. Prior to fiscal year 2017 the Company reported financial results on a quarterly basis.

	Year ended March 31,
	2017		2018
	H1	H2	H1	H2
Net sales	$20,634	$23,888	$29,759	$30,908
Gross profit	2,947	4,502	5,821	3,893
Operating income (loss)	(1,818)	(285)	1,585	217
Net income	711	665	3,669	2,521

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China rose 1.8% year-on-year in May of 2018. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

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

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in “Exchange Rates” immediately below. In fiscal 2016 and 2017, the RMB depreciated relative to the U.S. dollar, with the exchange rate mitigating rather than exacerbating the increasing labor costs experienced by the Company, but the RMB appreciated relative to the U.S. dollar in fiscal 2018.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2018.

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2016, 2017 and 2018 and at March 31, 2018, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2018, net cash provided by operating activities totaled $5,699,000, including net income of $6,190,000 and depreciation and amortization expenses of $2,138,000. For the year ended March 31, 2017, net cash used in operations totaled $1,082,00, including a net income of $1,376,000 and depreciation and amortization expenses of $2,135,000. Accounts receivable increased by $2,079,000 as compared to balances at March 31, 2017, primarily as a result of an increase in sales during the fiscal year. Inventories increased by $2,541,000 over levels at March 31, 2017, mainly because of relatively higher level of raw materials and work-in-process maintained during the fiscal year to cope with increased sales turnover. Accounts payable increased by $3,444,000 over levels at March 31, 2017, primarily because of the increase in materials purchases.

Net cash from investing activities amounted to $2,527,000 for the year ended March 31, 2018, while net cash used in investing activities in fiscal year 2017 amounted to $280,000. Capital expenditures during these periods totaled $1,707,000 and $2,152,000 respectively.

In fiscal 2018, there was a release in fixed deposits over three months of $3,232,000 and an increase in fixed deposits over twelve months of $227,000. Also during fiscal year 2018, we acquired marketable securities for $5,357,000 and received $6,580,000 in cash proceeds from the sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2018 was $1,112,000, which was solely used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2017 was $2,556,000, which was used to fund dividend payments to shareholders and repurchase certain of the Company’s common stock for $308,000.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate at March 31, 2018 remained at 5.0%, the same rate it was at March 31, 2017 and at March 31, 2016.

At March 31, 2018, the Company had cash and cash equivalents of $15,192,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2018, the Company had capital commitments totaling approximately $175,000, mainly for leasehold improvements, which are expected to be disbursed during the year ending March 31, 2019.

A summary of our contractual obligations and commercial commitments as of March 31, 2018 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2019	Period from April 1, 2019 to March 31, 2021	Period from April 1, 2021 to March 31, 2023	Period After March 31, 2023
Long-term bank borrowing	$—	—	—	—	—
Capital (finance) lease obligations	$—	—	—	—	—
Operating lease payments	$112	55	57	—	—
Capital commitment	$175	175	—	—	—
Other purchase obligations	$8,154	8,154		—	—
Other long-term liabilities reflected on Company’s balance sheet under US GAAP	$—	—	—	—	—
Total	$8,441	$8,384	$57	$—	$—

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

Each year, in evaluation of undiscounted cash flows associated with long-lived assets, the Company assesses whether its long-lived assets at the reporting date are less than the fair value and the sum of undiscounted cash flows. Based on its assessment, the Company did not impair the carrying values of long-lived assets for the years ended March 31, 2016, 2017 and 2018. In fiscal 2018, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

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

Goodwill

The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles – Goodwill and Other,” which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducts annual impairment evaluation. The impairment test requires the Company to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Based on the result of the first step of the goodwill impairment analysis, the Company determined that the fair value of electronic division was less than its carrying value as of March 31, 2014 and, as such, the Company applied the second step of the goodwill impairment test to this segment. Based on the result of the second step of the goodwill impairment test, the Company recorded a $392,000 impairment charge to reduce the carrying value of goodwill in electronic division for the year ended March 31, 2014. The entire goodwill was fully impaired and, during fiscal years 2016, 2017 and 2018, there were no impairment charges on goodwill after management’s assessment and review.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2018 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	74	Chairman of the Board of Directors
Edward So Kin Chung	45	Chief Executive Officer
Chin Pang Li	73	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	72	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	71	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	74	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	40	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 19 years and has been with Deswell for 12 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,343,000 during the year ended March 31, 2018 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2018.

During the year ended March 31, 2018, no options to purchase shares of common stock were granted to the Company’s directors and officers.

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

Employees

At March 31, 2018, the Company employed 1,338 persons on a full-time basis, of which ten were located in Macao and 1,328 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2018:

•	809 were engaged in plastic injection molding manufacturing, and

•	519 were engaged in contract electronic manufacturing.

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

Through June 30, 2018, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2018, there were options to purchase an aggregate of 506,000 common shares outstanding, and 1,262,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2018, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	7,561,283	(2)	47.0
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

* Less than 1%.

(1)	Based on 15,885,239 shares outstanding on June 30, 2018. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 7,361,283 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.

(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.

(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.

(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2016	2017	2018
Richard Pui Hon Lau	34.0	41.4	47.0
Chin Pang Li	10.0	10.1	10.1

_____________

(1)	Based on 16,056,239 outstanding at June 30, 2016, and 15,885,239 shares outstanding at June 30, 2017 and at June 30, 2018. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2018, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2018, 10 holders of record with addresses in the United States held approximately 12.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2015 through June 30, 2018, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•	2016 aggregating $1,685,905, $561,968 of which was based on results for the last quarter of the year ended March 31, 2015, and $1,123,937 of which was based on results for the first two quarters of the year ended March 31, 2016; and

•	2017 aggregating $2,247,873, $1,123,937 of which was based on results for the last two quarters of the year ended March 31, 2016, and $1,123,937 of which was based on results for the first six months of the year ended March 31, 2017;

•	2018 aggregating $1,111,967 which was based on results for the last six months of the year ended March 31, 2017;

The Company declared a dividend of $0.04 on June 12, 2018, which was based on the results of the last six months of the year ended March 31, 2018. The dividend was paid on July 12, 2018.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2018:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2018 and for the quarter ended June 30, 2018:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2018:

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,885,239 common shares were outstanding on June 30, 2018.

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

Our directors’ ability to amend our Memorandum and Articles of Association, without shareholder approval in certain circumstances, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Ownership Information

Neither our Articles of Association nor Memorandum of Association provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed publicly.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” There are currently no rules that provide any further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2018, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

In addition, individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including interest, dividends and capital gains. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our shares.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2016, 2017 and 2018, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2018 of $15,192,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$6,064
Chinese RMB	2,433
Hong Kong dollars	6,526
Macao dollars	139
Euro	4
Japanese yen	26
$15,192

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $2,190,000 as of March 31, 2018 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2018, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2018.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2018 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2018, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2017 and March 31, 2018 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2017 and 2018.

	Year ended March 31,
	2018	2017
	(In thousands)
Audit fees (1)	$193	$178
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$193	$178

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2018 and 2017, and the results of its operations, and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2012.

Shenzhen, the People’s Republic of China

July 13, 2018

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2017	2018
ASSETS

Current assets:
Cash and cash equivalents	$8,078	$15,192
Time deposits maturing over three months	5,422	2,190
Time deposits maturing over twelve months – current portion	-	3,129
Marketable securities (note 3)	16,327	17,282
Accounts receivable, less allowances for doubtful accounts of $1,252 and $270 at March 31, 2017 and 2018, respectively	13,159	15,912
Inventories (note 4)	10,688	12,933
Prepaid expenses and other current assets (note 5)	2,419	2,267
Total current assets	56,093	68,905
Property, plant and equipment, net (note 6)	31,992	31,494
Time deposits maturing over twelve months	2,902	-
Goodwill (note 2)	-	-
Total assets	$90,987	$100,399

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$5,152	$8,596
Accrued payroll and employee benefits	4,643	5,566
Customer deposits	2,152	1,707
Other accrued liabilities (note 7)	1,474	1,873
Income taxes payable	476	603
Total current liabilities	$13,897	$18,345
Deferred income tax liabilities (note 8)	889	775
Total liabilities	$14,786	$19,120

Commitments and contingencies (note 9)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 shares issued as of March 31, 2017 and 2018; 15,885,239 shares outstanding as of March 31, 2017 and 2018	$53,063	$53,063
Treasury stock at cost; 1,146,571 and 1,146,571 shares as of March 31, 2017 and 2018 (note 12)	(2,821)	(2,821)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,316	5,316
Retained earnings	12,638	17,716
Total shareholders’ equity	76,201	81,279
Total liabilities and shareholders’ equity	$90,987	100,399

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2016	2017	2018
Net sales	$44,568	$44,522	$60,667
Cost of sales	39,775	37,073	50,953
Gross profit	4,793	7,449	9,714
Selling, general and administrative expenses	9,119	8,856	8,806
Other (expenses) income, net (note 13)	(1,021)	(696)	894
Operating (loss) income	(5,347)	(2,103)	1,802
Non-operating income, net (note 14)	571	3,688	4,395
(Loss) income, before income taxes	(4,776)	1,585	6,197
Income taxes (note 8)	158	209	7
Net (loss) income attribute to Deswell Industries, Inc.	(4,934)	1,376	6,190

Other comprehensive (loss) income
Unrealized loss on available-for-sale securities	(73)	(3)	-
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	-	14	-
Total comprehensive (loss) income attributable to Deswell Industries, Inc.	$(5,007)	$1,387	$6,190

Net (loss) income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net (loss) income per share	$(0.31)	$0.09	$0.39
Weighted average common shares outstanding (shares in thousands)	16,056	16,035	15,885
Diluted:
Net (loss) income per share	$(0.31)	$0.09	$0.39
Weighted average common shares outstanding (shares in thousands)	16,056	16,035	15,985

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2015	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,378	$20,130	$84,063
Unrealized loss on available-for-sale securities	—	—	—	—	—	(73)	—	(73)
Net loss	—	—	—	—	—	—	(4,934)	(4,934)
Dividends ($0.14 per share)	—	—	—	—	—	—	(2,248)	(2,248)
Balance at March 31, 2016	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,305	$12,948	$76,808
Unrealized loss on available-for-sale securities	—	—	—	—	—	(3)	—	(3)
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	—	—	—	—	—	14	—	14
Repurchase of common stock	—	—	(171,000)	(308)	—	—	—	(308)
Net income	—	—	—	—	—	—	1,376	1,376
Dividends ($0.105 per share)	—	—	—	—	—	—	(1,686)	(1,686)
Balance at March 31, 2017	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$12,638	$76,201
Net income	—	—	—	—	—	—	6,190	6,190
Dividends ($0.07 per share)	—	—	—	—	—	—	(1,112)	(1,112)
Balance at March 31, 2018	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$17,716	$81,279

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2016	2017	2018
Cash flows from operating activities
Net (loss) income	$(4,934)	$1,376	$6,190
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,373	2,135	2,138
Provision for (reversal of) doubtful accounts, net	274	371	(674)
(Usage) additional charges for obsolescence allowance of inventories, net	(252)	(65)	296
Loss on disposal of property, plant and equipment	420	162	61
Unrealized holding loss (gain) on marketable securities	1,860	(1,999)	(1,401)
Gain on sales of marketable securities	(526)	(69)	(609)
Loss on disposal of available-for-sale securities	—	14	—
Deferred income tax	21	64	(114)
Scrip dividend received	—	—	(168)
Changes in operating assets and liabilities:
Accounts receivable	95	(4,322)	(2,079)
Inventories	2,966	(2,509)	(2,541)
Prepaid expenses and other current assets	462	(761)	152
Accounts payable	(1,120)	2,924	3,444
Accrued payroll and employee benefits	(193)	608	923
Customer deposits	(1,027)	729	(445)
Other accrued liabilities	88	185	399
Income taxes payable	56	75	127
Net cash (used in) provided by operating activities	563	(1,082)	5,699

Cash flows from investing activities
Purchase of property, plant and equipment	(591)	(2,152)	(1,707)
Proceeds from sale of property, plant and equipment, net of transaction costs	1,266	993	6
Purchase of marketable securities	(10,349)	(3,159)	(5,357)
Proceeds from sales of marketable securities	6,798	920	6,580
Proceeds from disposal of available-for-sale securities	—	1,600	—
Release of (increase in) fixed deposits maturing over three months	4,635	(146)	3,232
(Increase in) decrease in fixed deposits maturing over twelve months	(2,965)	1,664	(227)
Net cash (used in) provided by investing activities	(1,206)	(280)	2,527

Cash flows from financing activities
Dividends paid	(1,686)	(2,248)	(1,112)
Repurchase of common stock	—	(308)	—
Net cash used in financing activities	(1,686)	(2,556)	(1,112)

Net (decrease) increase in cash and cash equivalents	(2,329)	(3,918)	7,114
Cash and cash equivalents, beginning of year	14,325	11,996	8,078
Cash and cash equivalents, end of year	$11,996	$8,078	$15,192

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$25	$21	$85

See accompanying notes to consolidated financial statements.

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

Goodwill - The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. The Company adopted Accounting Standards Codification (“ASC”) No. 350, “Intangibles – Goodwill and Other”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis or more frequently if impairment indicators arise. The Company regularly conducted annual impairment evaluation. The impairment test requires the Company to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and the Company proceeds to step two of the impairment analysis. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of the second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The entire goodwill of $393 was fully impaired since March 31, 2014.

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

Available-for-sales securities - Available-for-sale securities are investments in debt securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of comprehensive income (loss) upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the consolidated statements of comprehensive income (loss) and reported net of taxes in the accumulated other comprehensive income component of shareholders’ equity until realized. During the year ended March 31, 2017, all available-for-sales securities were disposed for a consideration of $1,600. Unrealized gain (loss) for the years ended March 31, 2016 and 2017 were $(73) and $(3), respectively.

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

Other comprehensive income (loss) - Other comprehensive income for the years ended March 31, 2016 and 2017 represented unrealized loss on available-for-sale securities and reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss, and were included in the consolidated statement of comprehensive income (loss).

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

	Year ended March 31,
Allowance for doubtful account	2016	2017	2018
Balance at beginning of the year	$607	$881	$1,252
Provision for the year	376	420	34
Bad debt recovery	(102)	(49)	(708)
Written off	—	—	(308)
	$881	$1,252	$270

The provision and the bad debt recovery for the years were charged to other income (expenses) in consolidated statements of comprehensive income (loss).

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2016, 2017 and 2018, shipping and handling costs expensed to selling expenses were $458, $501 and $557, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2016, 2017 and 2018, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.5698, 6.8915 and 6.3916 as of March 31, 2016, 2017 and 2018, respectively. Aggregate net foreign currency transaction loss included in other income were, $(559), $(361) and $(56) for the years ended March 31, 2016, 2017 and 2018, respectively.

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

There were no stock options granted during the years ended March 31, 2016, 2017 and 2018.

Net (loss) income per share - Basic net (loss) income per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net (loss) income per share and diluted net loss per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2016	2017	2018
Net (loss) income attributable to Deswell Industries, Inc.	$(4,934)	$1,376	$6,190

Basic weighted average common shares outstanding	16,056	16,035	15,885

Basic net (loss) income per share	$(0.31)	$0.09	$0.39

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2016	2017	2018
Basic weighted average common shares outstanding	16,056	16,035	15,885
Effect of dilutive securities – Options	—	—	100
Diluted weighted average common and potential common shares outstanding	16,056	16,035	15,985

Diluted net (loss) income per share	$(0.31)	$0.09	$0.39

For the years ended March 31, 2016 and 2017, potential common shares of 532,000 and 532,000 shares related to stock options are excluded from the computation of diluted net loss per share as their exercise prices were higher than the average market price.

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

Recent changes in accounting standards – In May 2017, the FASB issued ASU No. 2017-09, “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under Topic 718. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We do not expect the adoption of ASU 2017-09 to have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We do not expect the adoption of ASU 2016-15 to have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

2. Summary of Significant Accounting Policies - continued

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2016-02 on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Gross versus Net), which is effective upon adoption of ASU 2014-09. This ASU clarifies the implementation guidance in ASU 2014-09 on principal versus agent considerations. These ASUs are effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of April 1, 2018. The Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after April 1, 2018. For existing contracts that have remaining obligations as of April 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. Our product revenues are generally recognized upon delivery to the customer, which is when we control transfers to the customer. The majority of the Company’s customer contracts, which may be in the form of purchase orders, contracts or purchase agreements, contain performance obligations for delivery of agreed upon products. Delivery of all performance obligations contained within a contract with a customer typically occurs at the same time. The Company has also determined that it will make accounting policy elections to 1) treat shipping and handling activities that occur after the customer obtains control of the goods as fulfillment costs and 2) exclude sales (and similar) taxes from the measurement of the transaction price. We have no open contracts as of March 31, 2018, there will be no cumulative effect of applying the new standards. We do not expect the adoption of these ASUs to have a material impact on our consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,
	2017	2018
Cost	$15,919	$15,473

Market value	$16,327	$17,282

Unrealized (loss) gain for the years ended March 31, 2016, 2017 and 2018 were $(1,860), $1,999 and $1,401, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2016, 2017 and 2018 were $6,798, $920 and $6,580 respectively and realized gain from sales of marketable securities for the years ended March 31, 2016, 2017 and 2018 were $526, $69 and $609, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2017	2018
Raw materials	$5,740	$6,961
Work-in-progress	3,404	3,698
Finished goods	1,544	2,274
	$10,688	$12,933

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2016	2017	2018
Balance at beginning of the year	$3,887	$3,635	$3,570
(Usage) additional charges, net	(252)	(65)	296
Written off	—	—	(232)
Balance at the end of the year	$3,635	$3,570	$3,634

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2017	2018
Value added tax recoverable	$328	$419
Rental and utility deposit	19	19
Advance to suppliers	410	243
Prepayment	654	520
Coupon and dividend receivable	93	176
Others	915	890
	$2,419	$2,267

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2017	2018
At cost:
Leasehold land and buildings	$31,927	$32,233
Plant and machinery	39,589	39,424
Furniture, fixtures and equipment	11,622	11,559
Motor vehicles	1,396	1,540
Leasehold improvements	3,228	3,737
Impairment	(3,218)	(3,183)
	84,544	85,310
Less: accumulated depreciation and amortization	(52,552)	(53,816)
Net book value	$31,992	$31,494

Included in furniture, fixtures and equipment is computer software with net values of $8 and $26 as of March 31, 2017 and 2018, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2017	2018
Land use right of state-owned land and buildings erected thereon (a)	$27,771	$28,077
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$31,927	$32,233

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2018, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

Included in leasehold land and buildings is property on lease with net values of $6,594 and $6,409 as of March 31, 2017 and 2018, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2017	2018
Cost	$8,831	$8,831
Less: accumulated depreciation and amortization	(2,237)	(2,422)
Net book value	$6,594	$6,409

During the years ended March 31, 2016, 2017 and 2018, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $2,373, $2,135 and $2,138 during the years ended March 31, 2016, 2017 and 2018, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2017	2018
Accrued expenses	$595	$620
Others	879	1,253
	$1,474	$1,873

8. Income Taxes

Net (loss) income before taxes of $(4,776), $1,585 and $6,197 were solely attributed by non-U.S. for the years ended March 31, 2016, 2017 and 2018, respectively.

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2016: 16.5%, 2017: 16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2017 and 2018 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. There is no material impact on the adoption of ASC 740. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2017 and 2018, there is no interest and penalties related to uncertain tax positions.

8. Income Taxes - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2016	2017	2018
Current tax
- PRC	$103	$116	$173
Deferred tax	55	93	(166)
	$158	$209	$7

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to (loss) income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2016	2017	2018
Provision for income taxes at statutory tax rate in the PRC	$(1,194)	$396	$1,549
Effect of income for which no income tax is chargeable	(210)	(47)	(2,063)
Effect of expense for which no income tax is deductible	1,452	648	716
Net change in valuation allowances	110	(788)	(195)
Effective tax	$158	$209	7

The net deferred income tax consists of the following:

	March 31,
	2017	2018
Deferred income tax assets	$—	$—
Deferred income tax liabilities	(889)	(775)
Net deferred income tax liabilities	$(889)	(775)

The components of net deferred income tax are as follows:

	March 31,
	2017	2018
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$—	$—
Provision of employee benefits	392	539
Depreciation and amortization	(9)	(128)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,170)	(1,333)
Others	64	328
Less: Valuation allowances	(166)	(181)
Net deferred income tax liabilities	$(889)	(775)

The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

8. Income Taxes - continued

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC entities can be carried forward indefinitely.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2018.

9. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of comprehensive income (loss) were $75, $62 and 68 for the years ended March 31, 2016, 2017 and 2018, respectively.

At March 31, 2018, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2019	$55
Year ending March 31, 2020	$53
Year ending March 31, 2021	$4
Total minimum lease payments	$112

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease, which provide for payments through 2018. At March 31, 2018, the minimum future rental income to be received is as follows:

Year ending March 31, 2019	$1,186
Year ending March 31, 2020	$632
Year ending March 31, 2021	$21
Total minimum future rental income	$1,839

At March 31, 2018, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $175, which are expected to be disbursed during the year ending March 31, 2019.

10. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in the PRC. The expense of $633, $604 and $800 included in the consolidated statements of comprehensive income (loss) related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2016, 2017 and 2018, respectively.

11. Stock Option Plan

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

11. Stock Option Plan - continued

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

As of March 31, 2018, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2016		2017		2018
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	532,000	$2.1	532,000	$2.1	532,000	$2.1
Cancelled during the year	—	—	—	—	(26,000)	$2.1
Outstanding and exercisable at the end of the year	532,000	$2.1	532,000	$2.1	506,000	$2.1
Range of exercise price per share	$2.09 to $2.14		$2.09 to $2.14		$2.09 to $2.14

No options were granted or exercised for the years ended March 31, 2016, 2017 and 2018. The weighted average remaining contractual life of the share options outstanding at March 31, 2018 was 5.8 years. At March 31, 2017 and 2018, there were 1,236,000 and 1,262,000 options available for future grant under the plans, respectively.

12. Repurchase of stock

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

13. Other income (expenses), net

Other income (expenses), net consist of the following:

	Year ended March 31,
	2016	2017	2018
Loss on disposal of property, plant and equipment, net	$(420)	$(162)	(61)
Exchange loss, net	(559)	(361)	(56)
(Provision for) reversal of doubtful accounts, net	(274)	(371)	674
Others	232	198	337
Other income (expenses), net	$(1,021)	$(696)	$894

14. Non-operating income, net

Non-operating income, net consist of the following:

	Year ended March 31,
	2016	2017	2018
Dividend income from marketable securities	$596	$616	$859
Interest income from available-for-sales securities	126	5	—
Interest income from bank deposits	372	314	267
Unrealized (loss) gain from marketable securities	(1,860)	1,999	1,401
Realized gain from sales of marketable securities	526	69	609
Rental income	793	839	1,111
Others	18	(154)	148
Non-operating income, net	$571	$3,688	$4,395

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2016, 2017 and 2018 are as follows:

	Percentage of net sales Year ended March 31,
	2016	2017	2018
Customer A	12.7%	12.8%	10.8%
Customer B	13.6%	10.6%	*
Customer C	10.4%	10.2%	10.8%
Customer D	*	*	12.8%
Customer E	*	*	11.9%

*       Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

15. Operating Risk - continued

Debtors accounting for 10% or more of total accounts receivable at March 31, 2016 and 2017, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2017	2018
Customer A	22.2%	15.5%
Customer D	14.8%	21.0%
Customer E	*	12.9%

*       Less than 10%

There were $nil, $nil and $308 accounts receivable written off during the years ended March 31, 2016, 2017 and 2018, respectively. There were net provision for (reversal of) doubtful accounts of $274, $371 and (674) during the years ended March 31, 2016, 2017 and 2018, respectively. There were $nil, $nil and $308 charge off of provision for doubtful accounts during the years ended March 31, 2016, 2017 and 2018, respectively. At March 31, 2017 and 2018, allowances for doubtful accounts were $1,252 and $270, respectively.

Concentrations of Suppliers - For the years ended March 31, 2016, 2017 and 2018, the Company had no single suppliers contributed over 10% of total purchase.

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

Investment price risk - The Company is exposed to equity price risk on marketable securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong. Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Company’s liquidity needs. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

16. Segment Information

The Company has two reportable segments: plastic injection molding and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The Company used to include the corporate expenses, which mainly comprised of directors’ remuneration, legal and professional expenses and corporate insurance expenses, in the segment of plastic injection. Commencing from this year, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

16. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2016, 2017 and 2018 are as follows:

	Year ended March 31,
	2016			2017			2018
	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax

Segment:
Injection molded plastic parts	$20,181	$(356)	$(1,378)	$23,594	$(350)	$2,520	$28,609	$(394)	$5,405
Electronic products	24,847	(104)	(2,105)	21,331	(53)	742	32,512	(60)	2,047

Segment total	$45,028	$(460)	$(3,483)	$44,925	$(403)	$3,262	$61,121	$(454)	$7,452

Reconciliation to consolidated totals:
Sales eliminations	(460)	460	—	(403)	403	—	(454)	454	—
Corporate expenses	—	—	$(1,293)	—	—	$(1,677)	—	—	$(1,255)
Consolidated totals:
Net sales	$44,568	$—		$44,522	$—		$60,667	$—
(Loss) income before income taxes			$(4,776)			$1,585			$6,197

	Year ended March 31,
	2016		2017		2018
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$364	$—	$306	$—	$257	$—
Electronic products	8	—	8	—	10	—
Consolidated total	$372	$—	$314	$—	$267	$—

	Year ended March 31,
	2016			2017			2018
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$67,528	$424	$1,969	$67,912	$2,050	$1,750	$72,691	$1,644	$1,802
Electronic products	20,043	167	404	23,075	102	385	27,708	63	336

Consolidated Totals	$87,571	$591	$2,373	$90,987	$2,152	$2,135	$100,399	$1,707	$2,138

16. Segment Information - continued

The Company’s sales are coordinated through the Macao subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,
	2016	2017	2018
Net sales
United States of America	$8,116	$8,883	$10,630
PRC	18,785	20,637	30,077
United Kingdom	1,007	1,515	2,878
Hong Kong	7,672	5,801	4,610
Europe	6,403	4,750	8,304
Others	2,585	2,936	4,168
Total net sales	$44,568	$44,552	$60,667

The location of the Company’s identifiable assets is as follows:

	March 31,
	2017	2018
Hong Kong and Macao	$34,821	$39,024
PRC	56,166	61,375
Total identifiable assets	90,987	100,399
Goodwill	—	—
Total assets	$90,987	$100,399

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $66,099 (equivalent to RMB 456 million) and $64,647 (equivalent to RMB 413 million) as of March 31, 2017 and 2018, respectively.

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2017	2018

Assets

Current assets:
Cash and cash equivalents	$174	$259
Prepaid expenses and other current assets	30	58
Amounts due from subsidiaries	29,621	26,996
Total current assets	29,825	27,313
Investments in subsidiaries	48,083	55,669
Total assets	$77,908	$82,982

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,588	$1,590
Other accrued liabilities	119	113
Total current liabilities	1,707	1,703
Total shareholders’ equity	76,201	81,279
Total liabilities and shareholders’ equity	$77,908	$82,982

Statements of comprehensive income (loss)

	Year ended March 31,
	2016	2017	2018
Equity in (loss) earnings of subsidiaries	$(3,426)	$3,211	$7,586
Operating expenses	1,508	1,835	1,396
(Loss) income before income taxes	(4,934)	1,376	6,190
Income taxes	—	—	—
Net (loss) income	(4,934)	1,376	6,190
Share of other comprehensive income (loss) of subsidiaries	(73)	11	—
Total comprehensive (loss) income	$(5,007)	$1,387	$6,190

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2016	2017	2018
Cash flows from operating activities
Net (loss) income	$(4,934)	$1,376	$6,190
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss (earnings) of subsidiaries	3,426	(3,211)	(7,586)
Depreciation	39	17	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	46	(28)
Amounts due from subsidiaries	2,171	3,841	2,625
Accrued payroll and employee benefits	(89)	362	2
Other accrued liabilities	(2)	5	(6)
Net cash provided by operating activities	611	2,436	1,197

Cash flows from financing activities
Dividends paid	(1,686)	(2,248)	(1,112)
Repurchase of common stock	—	(308)	—
Net cash used in financing activities	(1,686)	(2,556)	(1,112)

Net (decrease) increase in cash and cash equivalents	(1,075)	(120)	85
Cash and cash equivalents, beginning of year	1,369	294	174
Cash and cash equivalents, end of year	$294	$174	$259

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

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2016, 2017 and 2018, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)       Related party transactions

For the years ended March 31, 2016, 2017 and 2018, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

18. Subsequent Events

None.

DESWELL INDUSTRIES, INC.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 21 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2018 formatted in eXtensible Business Reporting Language (XBRL):

(a) Consolidated Balance Sheets as of March 31,2017 and 2018; (b) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2016, 2017 and 2018; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2016, 2017 and 2018; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2016, 2017 and 2018; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By:	/s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: July 13, 2018