Form 20-F
period 2019-03-31
DESWELL INDUSTRIES INC
filed 2019-07-12
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

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
Special Adminisrative Region, PRC

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	DSWL	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2019, there were 15,885,239 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐ Yes	☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934	☐ Yes	☑ No

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

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☑ No

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;
•	“shares” refer to our common shares, no par value;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
•	“BVI” refers to the British Virgin Islands;
•	all references to:
o	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;
o	“HK dollars” or “HK$” are to the legal currency of Hong Kong;
o	“MOP$” are to the legal currency of Macao;
o	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and
o	“fiscal year,” e.g., “fiscal 2019,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page F-1 of this Annual Report. The selected Operations Data for each of the three fiscal years in the period ended March 31, 2019, and the Balance Sheet data as of March 31, 2018 and 2017 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the years ended March 31, 2015 and 2016, and the Balance Sheet data as of March 31, 2015 and 2016 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Operations Data:	(in thousands except per share and statistical data) Year ended March 31,
	2015	2016	2017	2018	2019
Net sales	$38,076	$44,568	$44,522	$60,667	$66,581
Cost of sales	33,852	39,775	37,073	50,953	56,311
Gross profit	4,224	4,793	7,449	9,714	10,270
Selling, general and administrative expenses	9,123	9,119	8,856	8,806	9,459
Other income (expenses), net	93	(1,021)	(696)	894	(278)
Operating (loss) income	(4,806)	(5,347)	(2,103)	1,802	533
Non-operating income, net	2,553	571	3,688	4,395	3,884
(Loss) income before income taxes	(2,253)	(4,776)	1,585	6,197	4,417
Income taxes	207	158	209	7	144
(Loss) income from continuing operations, after income taxes	(2,460)	(4,934)	1,376	6,190	4,273
Loss from discontinued operations, net of tax	(348)	-	-	-	-
Net (loss) income attributable to Deswell Industries, Inc.	(2,808)	(4,934)	1,376	6,190	4,273
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(2)	33	(73)	(3)	-	-
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	-	-	14	-	-
Total comprehensive (loss) income attributable	$(2,775)	$(5,007)	$1,387	$6,190	$4,273
Net (loss) income per share attributable to Deswell Industries, Inc.
Basic and Diluted:
(Loss) income from continuing operations per share(3)	$(0.15)	$(0.31)	$0.09	$0.39	$0.27
Loss from discontinued operations per share(3)	$(0.02)	$-	$-	$-	$-
	$(0.17)	$(0.31)	$0.09	$0.39	$0.27
Basic weighted average common shares outstanding (shares in thousands)	16,056	16,056	16,035	15,885	15,885
Diluted weighted average common shares outstanding (shares in thousands)	16,056	16,056	16,035	15,985	16,059
Statistical Data:
Gross margin from continuing operations	11.1%	10.8%	16.7%	16.0%	15.4%

	2015	2016	2017	2018	2019
Operating margin from continuing operations	(12.6%)	(12.0%)	(4.7%)	3.0%	0.8%
Dividends per share	$0.19	$0.14	$0.105	$0.07	$0.10
Balance Sheet Data:
Working capital(4)	$46,668	$40,715	$42,196	$50,560	$54,412
Total assets	96,439	87,571	90,987	100,399	100,169
Long-term debt, less current portion	-	-	-	-	-
Total debt	-	-	-	-	-
Shareholders’ equity	84,063	76,808	76,201	81,279	83,964

__________

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	See Note 2 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the fiscal year ended March 31, 2017.
(3)	Basic loss per share excludes dilution from potential common shares and is computed by dividing loss attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from potential common shares.
(4)	Deferred tax liabilities of $804, $825 and $889 as of March 31, 2015, 2016 and 2017 have been retrospectively classified from current liabilities to long-term liabilities. The working capital of those three years are adjusted accordingly.

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

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2019, we had three major customers, each accounting for more than 10% of our net sales and together for 35.1% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

The world economy has strengthened as lingering fragilities related to the global financial crisis subside. In 2017, global economic growth reached 3 percent—the highest growth rate since 2011—and growth is expected to remain steady for the coming year. Global growth is expected to decrease from 3 percent in 2018 to 2.7 percent in 2019 and increase to 2.9 percent in 2020 based on the World Economic Situation and Prospects as of Mid-2019, published by the United Nations on May 21, 2019. However, economic progress has been highly uneven across regions. Despite an improvement in growth prospects at the global level, we believe that the global economy is facing a confluence of risks, such as an escalation of trade disputes, an abrupt tightening of global financial conditions, and intensifying climate risks. While economic activity in the commodity exporting countries, notably fuel exporters, is gradually recovering, growth remains susceptible to volatile commodity prices. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2019 under U.S. income tax laws and may be a PFIC for years after fiscal 2019. If we were a PFIC in fiscal 2019, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2019 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax – Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 51 of this Report.

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

The inflation rate in China rose to 2.7% year-on-year in May 2019. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective July 1, 2018, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB200 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage increased by 13.9%.

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

The Hong Kong dollar has been pegged to the U.S. dollar at approximately 7.80 and is relatively stable. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.80 to each United States dollar and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong does change and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2019. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 95% of the Company total, about 48.9%, 42.3% and 37.2% were in RMB during the years ended March 31, 2017, 2018 and 2019, respectively.

Since the PRC government enacted reform in its RMB exchange rate regime, the RMB has appreciated against the U.S. dollar. However, this trend has become unstable in recent years, especially amid the trade controversy between the United States and China. It is difficult to predict how the United States and China government policies may affect the exchange rate between the dollar and RMB.

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

At March 31, 2019, we had cash on hand of $14.4 million and time deposits maturing over three months of $0.4 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $2.9 million was held in banks and other financial institutions in Hong Kong, $6.2 million in Macao and $5.7 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$ 63,997 based on the midpoint exchange rate for June 30, 2019 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$ 62,133 based on the midpoint exchange rate for June 30, 2019 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2017, 2018 and 2019:

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2019, we maintained fire, casualty and theft insurance aggregating approximately $109.6 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2019, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.

Under the PRC Income Tax Law and the implementation rules, only distributable profits earned by PRC entities can be distributed. The calculation of distributable profits under accounting principles and financial regulations applicable to PRC enterprises differs in many ways from U.S. GAAP. Our subsidiaries in the PRC are also required to reserve 10% of their profits for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes to them could restrict our PRC subsidiaries from repatriating funds ultimately to us and our stockholders as dividends.

Under the unified enterprise income tax law (“EIT Law”), profits of the PRC entities earned on or after January 1, 2008 and distributed to the Company are subject to withholding tax at a rate of 10%, unless the Company is deemed a resident enterprise for tax purposes, or is incorporated in a country which has a tax treaty with PRC that provides for a different withholding arrangement. As a result of this PRC withholding tax, amounts available to us in earnings distributions from our PRC enterprises have been reduced. Since we derive the funds distributed to shareholders from our subsidiaries in the PRC, the reduction in amounts available for distribution from our PRC enterprises could, depending on the income generated by our PRC subsidiaries, force us to reduce, or possibly eliminate, the dividends we have paid to our shareholders historically. For this reason, or other factors, we may decide not to declare dividends in the future. If we do pay dividends, we will determine the amounts when they are declared and even if we do declare dividends in the future, we may not continue them in any future period.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 23 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our number two market in fiscal years ended March 31, 2017, March 31, 2018 and March 31, 2019. See Item 4 “Information on the Company – Customers and Marketing” on page 29 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Recently, political and trade friction between the United States and China has escalated.

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. In May 2019, negotiations on tariffs and other trade matters between the United States and China came to a halt, and both sides escalated the trade dispute. In June 2019, trade talks resumed between the United States and China, and the United States indicated it would not impose additional tariffs at this time. Although negotiations are to resume in the second half of 2019 between the United States and China, it is possible the United States will impose additional tariffs. Given our manufacturing in China, and our lack of manufacturing elsewhere, the imposition of tariffs by the United States presents particular risks for us. Tariffs that have already been announced and implemented have covered certain of our products. The trade controversy between the United States and China is still evolving, and we cannot predict future trade policy. However, future tariffs could cover more or all of our products, resulting in an adverse effect on our operations, including customer demand, or on the prevailing market price of our common shares.

Future relocation of certain manufacturing lines may not be successful.

The outcome of the trade controversy between the United States and China is not be predictable as of this time. In order to mitigate the uncertainties caused by the issue, we have been studying the feasibility of reallocating part of our production to Southeast Asian countries since 2018. In June 2019, we engaged an internationally-recognized professional service firm to provide advice and assistance in the completion of required statutory procedures for the incorporation of a wholly foreign invested enterprise in Vietnam (the “FIE”). The incorporation of the FIE is still in progress as of the date of this Report. We are in the stage of visiting different locations in Vietnam, planning potential employee and management relocations and negotiating the relocation with our customers.

While this may mitigate our exposure to the trade dispute between the United States and China, relocation of manufacturing lines in Vietnam may face difficulties and possibly be unsuccessful in the future. We may fail to select appropriate manufacturing plants in Vietnam. Some of our competent and experienced employees and management may not be willing to relocate and work in Vietnam. The quality of the products manufactured and assembled in Vietnam may not be accepted by our customers. A new manufacturing plant in Vietnam could require significant management attention and could result in a diversion of resources away from our existing business. We may also need to obtain approvals and licenses from relevant government authorities to comply with applicable laws and regulations, which could result in increased costs and delays.

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

Our administration and accounting offices are located in Macao, formerly a Portuguese Colony, and some of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Macao and Hong Kong was transferred to China effective on December 20, 1999 and July 1, 1997, respectively. Since their transfers, Macao and Hong Kong have become Special Administrative Regions of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Macao or Hong Kong. Under the principle of “one country, two systems,” Macao and Hong Kong maintain legal systems that are different from that of China. Macao’s legal system is based on the Basic Law of the Macao Special Administrative Region and, similarly, Hong Kong’s legal system is based on the Basic Law of the Hong Kong Special Administrative Region. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China will be diminished. The continued stability of political, economic or commercial conditions in Macao and Hong Kong remain uncertain, and any instability could have an adverse impact on our business.

The PRC’s national labor law restricts our ability to reduce our workforce if we conclude that we need to make future reductions.

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce by 135 in the fiscal year ended March 31, 2019 after decreasing our workforce by 2 in the fiscal year ended March 31, 2018. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

The end markets we serve can experience major swings in demand which, in turn, can significantly impact our operations. Our financial performance depends on our customers’ ability to compete and succeed in their markets, which have been, and could continue to be, affected directly by prevailing global economic conditions. The majority of our customers’ products are characterized by rapid changes in technologies, increased standardization of technologies and shortening of product lifecycles. In many instances, our customers have experienced severe revenue erosion, pricing and margin pressures, and excess inventories during recent years.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2019, approximately 54.0% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

The laws and regulations related to environmental protection have been tightening in recent years in China and in our end markets, requiring production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. When an entity fails to adopt preventative measures or control facilities that meet the requirements of environmental protection standards, it is subject to suspension of production or operations and for payment of fines. Compliance with relevant laws and regulations can be costly and disrupt operations.

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

In addition, we could face significant costs and liabilities in connection with product take-back legislation, which enables customers to return a product at the end of its useful life and charge us with financial and other responsibility for environmentally safe collection, recycling, treatment and disposal. We also face increasing complexity in our product design and procurement operations as we adjust to requirements relating to the materials composition of electronic products. If our products are not compatible with such requirements, we could experience the loss of revenue, damages to our reputation, diversion of resources, monetary penalties, and legal action. Other environmental regulations may require us to reengineer our products to utilize components that are more environmentally compatible. Such reengineering and component substitution may result in additional costs to us. Although we currently do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us.

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

As of March 31, 2019, our balance sheet included approximately $30.2 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

Potential new accounting pronouncements or changes in interpretation by NASDAQ may adversely impact our future financial position and results of operations in the future.

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

The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

As of June 30, 2019, the Chairman of the Board of Directors of the Company, Richard Pui Hon Lau, beneficially owned approximately 51.7% of our outstanding common shares, allowing Mr. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2019, members of our senior management and Board of Directors as a group, including Mr. Lau, beneficially owned approximately 61.6% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

In addition, because we are a “controlled company” under the NASDAQ Marketplace Rules, certain of the corporate governance standards of The NASDAQ Stock Market that are applied to domestic companies having securities included on The NASDAQ Stock Market are not applicable to us. For example, as a controlled company we are exempt from certain corporate governance provisions of sections 5600 et seq. of NASDAQ’s Marketplace Rules. We rely on exemptions from the following NASDAQ Marketplace Rules:

•	Rule 5605(b)(1): Our board is not comprised of a majority of independent directors.
•	Rule 5605(d): Our board does not have a compensation committee and compensation of our Chief Executive Officer and other executive officers is neither determined nor recommended to the board by a majority of our independent directors. For information regarding why we do not have an independent compensation committee, see the discussion under “Other Committees; NASDAQ Compliance” in Item 6 “Directors and Senior Management” of this Report.
•	Rule 5605(e): Nominees for appointment as our directors are not selected or recommended by either a majority of our independent directors, or a nominating committee composed solely of independent directors, and we do not have a formal written charter addressing the nominations process.

Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States and having securities included on The NASDAQ Stock Market.

Legislation enacted in the BVI as to Economic Substance may affect our operations

Pursuant to the Economic Substance (Companies and Limited Partnerships) Act, 2018 of the BVI (the “BVI ES Act”) that came into force on 1 January 2019, a “legal entity” carrying on a “relevant activity” is required to establish economic substance in the BVI unless it is tax resident in another jurisdiction (which is not on Annex 1 to the European Union’s list of non-cooperative jurisdictions for tax purposes). We are consulting with advisers on the extent to which we are required to comply with the BVI ES Act with respect to our operations.

Further guidance is expected from the BVI government to clarify certain definitions and requirements in the BVI ES Act and our advisers are monitoring these developments. In the event that we are required to have economic substance in the BVI according to the BVI ES Act but fail to satisfy such requirements, we may be liable to financial and other penalties in accordance with the BVI ES Act. If we are required to establish economic substance in the BVI or if we choose to reorganize ourselves so as to not be subject to the BVI ES Act, or if we fail to establish the required substance, this could result in additional costs that might adversely affect our financial condition or results.

Item 4. INFORMATION ON THE COMPANY

Corporate Information

Deswell Industries, Inc. was founded in 1987 in Hong Kong and moved its manufacturing operations to China in

1990 to take advantage of lower overhead cost, competitive labor rate and tax concessions available in Shenzhen, China as compared with Hong Kong.

We were reincorporated in December 1993 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the “IBC Act”). Effective on January 1, 2007, the BVI repealed the IBC Act, and simultaneously with such repeal, we were automatically re-registered under the BVI’s corporate law replacing the IBC Act, the BVI Business Companies Act, 2004 (the “BVI BC Act”).

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2019.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2017, 2018 and 2019 included the following (dollar amounts in thousands):

	Year ended March 31,
	2017	2018	2019
Purchase of property, plant and equipment	$2,152	$1,707	$878
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$993	$6	$25

Our major capital expenditures in fiscal 2019 included:

•	$97,000 for leasehold improvements;
•	$228,000 for plant and machinery for plastic and electronic products;
•	$446,000 for motor vehicles; and
•	$107,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2018 included:

•	$815,000 for leasehold improvements;
•	$666,000 for plant and machinery for plastic and electronic products;
•	$144,000 for motor vehicles; and
•	$82,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2017 included:

•	$1,309,000 for plant and machinery for plastic and electronic products;
•	$718,000 for leasehold improvements;
•	$45,000 for motor vehicles; and
•	$80,000 for furniture, fixtures and equipment.

All of the foregoing capital expenditures were financed principally from internally generated funds and our current plan is to continue to use internally generated funds principally to finance future capital expenditures.

The Company has constructed its own manufacturing plant and dormitory buildings in Houjie, Dongguan China with an aggregate of approximately 1.3 million square feet of land. Management believes that the current plant facility has sufficiently met the Company’s existing requirements. Thus, the Company has postponed additional construction, consisting of previously planned additions of two dormitory units and two other buildings. We may choose to inaugurate this last phase of construction if additional production capacity is required in the future.

Availability of Additional Information.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Such information is available at http://www.sec.gov. The Company’s website is http://www.deswell.com.

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

We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:

•	plastic components of electronic entertainment products;

•	plastic components for power tools, accessories and outdoor equipment;
•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;
•	toner cartridges and cases for photocopy and printer machines;
•	parts for electrical products such as air-conditioning and ventilators;
•	parts for audio equipment;
•	cases and key tops for personal organizers and remote controls;
•	double injection caps and baby products ;
•	parts for medical products such as apparatus for blood tests;
•	laser key caps; and
•	automobile components.

Electronic products manufactured by the Company include:

•	sophisticated professional audio equipment including digital and analogue mixing consoles, amplifiers, signal processors, audio interfaces, network audio equipment and speaker enclosures;
•	high performance consumer audio products, such as multi-channel receivers-amplifiers, wired and wireless audio streaming products;
•	complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies; and
•	telecommunication products, such as VoIP keysets for business communications.

Historically, metal products manufactured by the Company included metallic molds and necessary parts used in audio equipment, telephones, copying machines, pay telephones, multimedia stations, automatic teller machines, vending machines, and more. As manufacturing of metallic components is a production process that may emit pollutants, during the year ended March, 31, 2015 the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. Since March, 2015, all the metallic components used in assembly of the Company’s audio products were provided by third party suppliers.

As part of its manufacturing operations, the Company consults with its customers in the design of plastic parts and the design and production of the molds used to manufacture plastic parts, which are made by Deswell at its customers’ expense, and provides advice and assistance in the design and manufacturing of printed circuit boards. The Company believes that its ability to manufacture or assemble high-end plastic and metallic accessory parts of the quality required by OEMs and contract manufacturers which furnish products and services internationally, Deswell’s expertise in designing and manufacturing molds for its customers and the Company’s low production costs distinguish Deswell from most other manufacturers of plastic products and provide it with a competitive advantage. However, this advantage has been difficult to maintain as a result of increased competition and increased production overheads during the last three fiscal years.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 52.2%, 46.5% and 43.2% of the Company’s total sales during the years ended March 31, 2017, 2018, and 2019, respectively. At March 31, 2019, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 40 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2019, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

The customer generally bears the cost of producing the molds and, as is customary in the industry, the customer owns them. However, the Company maintains and stores the molds at its factory for use in production and it is Deswell’s policy generally not to make molds for customers unless the customer undertakes to store its molds at the Company’s factory and uses Deswell to manufacture the related parts. In that way, the Company seeks to use its mold-making expertise to create dependence on it for the customer’s parts requirements. Through its Export Tooling Department, Deswell produces molds for export to customers and thus does not use those molds to manufacture related parts.

During the year ended March 31, 2019, the Company made an average of approximately 25 to 30 molds each month. The average weight of the molds produced by the Company is about 2,300 pounds costing an average of $12,000 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2019, the Company had approximately 198 injection molding machines, ranging from 30 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2019, the Company neither disposed of any plastic injection molding machines nor purchased new machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2019 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2017, 2018, and 2019, manufacturing of electronic products accounted for approximately 47.8%, 53.5% and 56.8%, respectively, of the Company’s total sales.

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

Raw Materials, Component Parts and Suppliers

Plastic Resins

The primary raw materials used by the Company in the manufacture of its plastic parts are various plastic resins, primarily ABS (acrylonitrile-butadiene-styrene). The chart below shows Deswell’s average cost of ABS as a percentage of the total cost of plastic products sold and as a percentage of total cost of goods sold during its last three fiscal years.

Because plastic resins are commodity products, the Company has no long-term supply agreements for plastic resins. The Company selects its suppliers based on price, lead time, the brand name or those that are appointed by its customers. Most of its plastic resins are obtained from suppliers in Mainland China and Hong Kong. Deswell normally maintains a two to three month inventory supply.

The Company used in excess of 11,046,000 pounds of plastic resins during the year ended March 31, 2019. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” beginning on page 13 of the Risk Factor section of this Report.

Transportation

Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Generally, the Company sells its products F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems.

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2017, 2018 and 2019. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2017, 2018 and 2019:

	Year ended March 31,
Geographical Area	2017	2018	2019
China	46.4%	49.6%	46.2%
United States	20.0	17.5	19.3
Europe	10.7	13.7	12.3
Hong Kong	13.0	7.6	7.1
United Kingdom	3.4	4.7	5.4
Others	6.5	6.9	9.7
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 46.2% of our total net sales for the year ended March 31, 2019 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2017, 2018 and 2019:

	Year ended March 31,
	2017	2018	2019
Customer A	12.8%	10.8%	*
Customer B	10.6%	*	11.5%
Customer C	10.2%	10.8%	*
Customer D	*	12.8%	12.5%
Customer E	*	11.9%	11.1%

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

Present or future customers could cease to use Deswell as the source of the injection-molded plastic parts and components it manufactures for electronic manufacturing services of electrical products and subassemblies or for metallic molds and accessories or significantly change, reduce or delay the amount of products and services ordered. The Company’s sales may decline and its financial results will suffer if orders from its largest customers, or orders from other substantial customers, cease or are significantly reduced, unless Deswell can maintain strong relationships with longstanding customers or add sales from new customers.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2019 constructed approximately

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income of $839,000, $1,111,000, and $1,445,000 was earned during the years ended March 31, 2017, 2018, and 2019, respectively.

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

Material Effects of Government Regulations

See discussion of increasing minimum wage levels in Guangdong Province and corresponding increases in employer contributions for mandatory social welfare benefits for Chinese employees on page 9 of this Report.

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

The manufacturing of the metallic components is a production process which may emit pollutants. During the year ended March 31, 2015, the Company gradually outsourced manufacturing of the metal components used in assembly of the Company’s audio products. As of March 31, 2015, all of the metallic components used in assembly of the Company’s audio products were provided by third party suppliers. The operating results of the metallic parts business unit are reported as discontinued operations for all periods presented. We have historically reported the results of the metallic parts business as a separate segment. The continuing cash flows subsequent to the unit’s closure were not significant.

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

PRC Income Taxes

Since January 1, 2008, under the PRC Income Tax Law, the standard income tax rate for all subsidiaries operating in the PRC has been 25%.

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

The amount of current tax liability at March 31, 2019 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2019:

	Year ended March 31, 2017			Year ended March 31, 2018			Year ended March 31, 2019
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00	100.00
Cost of sales	78.6	88.4	83.3	80.6	86.9	84.0	81.2	87.1	84.6
Gross profit	21.4	11.6	16.7	19.4	13.1	16.0	18.8	12.9	15.4
Selling, general and administrative expenses	18.0	14.1	16.1	15.5	9.8	12.4	15.9	9.3	12.2
Corporate expense	-	-	3.8	-	-	2.1	-	-	2.0
Other income (expenses), net	(4.3)	1.5	(1.6)	3.2	-	1.5	(1.9)	0.7	(0.4)
Operating (loss) income	(0.9)	(1.0)	(4.8)	7.1	3.3	3.0	1.0	4.3	0.8
Non-operating income, net	11.8	4.5	8.3	12.1	3.1	7.2	11.9	1.2	5.8
Income before income taxes	10.9	3.5	3.5	19.2	6.4	10.2	12.9	5.5	6.6
Income taxes (benefit)	0.7	0.3	0.5	(0.3)	0.3	-	-	0.4	0.2
Net income	10.2	3.2	3.0	19.5	6.1	10.2	12.9	5.1	6.4

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year ended March 31, 2019 (Fiscal 2019) Compared to Year Ended March 31, 2018 (Fiscal 2018)

Net Sales - The Company's net sales for the year ended March 31, 2019 were $66,581,000, an increase of $5,914,000 or 9.7% as compared to $60,667,000 in the corresponding period in fiscal 2018. The increase was related to increases in sales revenues of $563,000 in our plastic segment and $5,351,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was mainly due to an increase of $2,436,000 in orders from existing customers for printers and tooling products offsetting a decrease of $1,936,000 in sales orders from existing customers mainly for telephone and office equipment.

The revenue increase in the electronic segment was mainly due to increase of $3,563,000 in orders from existing customers for professional audio instruments, and of $1,654,000 in orders for home entertainment equipment from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2019 was $10,270,000, representing a gross profit margin of 15.4%. This compared with the overall gross profit and gross profit margin of $9,714,000 or 16.0% for the year ended March 31, 2018.

Gross profit in the plastic segment decreased by $56,000 to $5,407,000 or 18.8% of net sales for the year ended March 31, 2019, as compared to $5,463,000 or 19.4% of net sales, for the same period in the prior fiscal year. The slight decrease in gross margin for the plastic segment was mainly due to the decrease in unit selling prices of certain products.

Gross profit in the electronic segment increased by $612,000 to $4,863,000 or 12.9% of net sales for the year ended March 31, 2019, as compared to $4,251,000 or 13.1% of net sales, for the prior fiscal year. The increase in gross profit was mainly attributed to the increase in sales revenues, though gross margin was slightly decreased due to higher raw materials and labor costs, as a percentage of sales, when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2019 increased by $653,000 to $9,459,000 or 14.2% of total net sales, as compared to $8,806,000 or 14.5% of total net sales for the year ended March 31, 2018.

Corporate expenses increased by $91,000 to $1,346,000 for the year ended March 31, 2019, as compared to $1,255,000 for the year ended March 31, 2018. The increase was primarily related to the increase of the provision of long service compensation.

SG&A expenses in the plastic segment increased by $213,000 to $4,584,000 or 15.9% of net sales for the year ended March 31, 2019, compared to $4,371,000 or 15.5% of net sales for fiscal 2018. The increase was primarily related to an increase of $225,000 in staff costs and welfare, offsetting a decrease of $7,000 in local government taxes and registration fees, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $349,000 to $3,529,000 or 9.3% of net sales for the year ended March 31, 2019, compared to $3,180,000 or 9.8% of net sales for fiscal 2018. The increase was mainly due to increase of $245,000 in staff costs and welfare, and of $53,000 in local government taxes when compared to prior fiscal year.

Other Income (Expenses), Net - Other expense was $278,000 for the year ended March 31, 2019, as compared to other income of $894,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2019 was $560,000, as compared to other income of $910,000 for prior fiscal year. Other expense in fiscal 2019 was mainly due to $249,000 in exchange loss, and a provision of $403,000 for doubtful receivables during fiscal 2019, as compared to$308,000 in exchange income, a reversal of provision of $633,000 for doubtful debts and a loss of $61,000 on disposal of fixed assets in fiscal 2018.

Other income attributable to the electronic segment for the year ended March 31, 2019 was $282,000, as compared with other expense of $16,000 for the prior fiscal year. The increase in other income was mainly due to an increase of $532,000 in exchange income, offsetting a decrease of $196,000 in other income during the year ended March 31, 2019, as compared to last fiscal year.

Operating Income - Operating income was $533,000 for the year ended March 31, 2019, as compared to operating income of $1,802,000 in the prior fiscal year.

Corporate expenses of $1,346,000 and $1,255,000 were incurred during the fiscal year of 2019 and 2018, respectively.

On a segment basis, the operating income in the plastic segment was $263,000 in the year ended March 31, 2019, as compared to operating income of $2,002,000 in fiscal 2018. The decrease in operating income in the plastic segment was mainly due to a decrease in other income as well as an increase in SG&A expense as a percentage of net sales.

The electronic segment reported an operating income of $1,616,000 in the year ended March 31, 2019, compared to an operating income of $1,055,000 in fiscal 2018. The increase in operating income was mainly due to the increases in gross profit and in other income as described above.

Non-Operating Income – Non-operating income for the year ended March 31, 2019 was $3,884,000, as compared to non-operating income of $4,395,000 in last fiscal year. The decrease was primarily due to decreases of $121,000 in dividend income from securities investments, of $510,000 on change of the fair value of marketable securities, and of $277,000 in other income, offsetting increases of $137,000 from realized gain on marketable securities and of $344,000 from rental income, as compared to fiscal 2018.

Income Taxes – Income tax for the year ended March 31, 2019 represented an income tax expense of $236,000 and a deferred tax benefit of $92,000, as compared to an income tax expense of $173,000 and a deferred tax benefit of $166,000 in last fiscal year.

On a segment basis, there was income tax expense of $81,000 and a deferred tax benefit of $92,000 in the plastic segment for the year ended March 31, 2019, as compared to income tax expense of $80,000 and a deferred tax benefit of $166,000 during the last fiscal year. The income tax expense of the electronic segment was $155,000 for the year ended March 31, 2019, as compared to $93,000 in fiscal 2018.

Net Income – The Company had net income of $4,273,000 for the year ended March 31, 2019, as compared to a net income of $6,190,000 for the year ended March 31, 2018. The decrease in net income was mainly the result of an increase in SG&A expenses as a percentage of sales, as well as decreases in other and non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2019 was $3,697,000, as compared to net income of $5,490,000 for fiscal 2018. The decrease in net income in the plastic segment was mainly due to an increase in SG&A expenses as a percentage of sales, as well as decreases in other income as described above.

Net income for the electronic segment for the year ended March 31, 2019 was $1,922,000, as compared to net income of $1,955,000 for fiscal 2018. The decrease in net income in the electronic segment was mainly attributable to decrease in non-operating income, offsetting increases in gross profit and other income as described above.

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

On a segment basis, there was income tax expense of $80,000 and a deferred tax benefit of $166,000 in the plastic segment for the year ended March 31, 2018,a s compared to income tax expense of $61,000 and a deferred tax provision of $93,000 during the last fiscal year. The income tax expenses of the electronic segment was $93,000 for the year ended March 31, 2018, as compared to $55,000 in fiscal 2017.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2017, March 31, 2018, and March 31, 2019 (in thousands):

	Year ended March 31,
	2017		2018		2019
	H1	H2	H1	H2	H1	H2
Net sales	$20,634	$23,888	$29,759	$30,908	$34,795	$31,786
Gross profit	2,947	4,502	5,821	3,893	4,790	5,480
Operating income (loss)	(1,818)	(285)	1,585	217	250	283
Net income	711	665	3,669	2,521	2,757	1,516

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China rose to 2.7% year-on-year in May of 2019. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective July 1, 2018, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB200 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage was increased by 13.9%.

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

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, as is discussed in “Exchange Rates” immediately below. In fiscal 2017, the RMB depreciated relative to the U.S. dollar, with the exchange rate mitigating rather than exacerbating the increasing labor costs experienced by the Company, but the RMB appreciated relative to the U.S. dollar in fiscal 2018. In fiscal 2019, the RMB again depreciated relative to the U.S. dollar.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2019.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

We did not hedge our currency risk during the years ended March 31, 2017, 2018 and 2019 and at March 31, 2019, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2019, net cash provided by operating activities totaled $2,166,000, including net income of $4,273,000 and depreciation and amortization expenses of $2,114,000. For the year ended March 31, 2018, net cash provided by operations totaled $5,699,000, including net income of $6,190,000 and depreciation and amortization expenses of $2,138,000. Accounts receivable increased by $225,000 as compared to balances at March 31, 2018, primarily as a result of a slight increase in sales during the fiscal year. Inventories increased by $353,000 over levels at March 31, 2018, mainly because of relatively higher level of work-in-process maintained during the fiscal year to cope with increased sales turnover. Accounts payable decreased by $2,343,000 over levels at March 31, 2018, primarily because of the decrease in materials purchases.

Net cash used in investing activities amounted to $1,399,000 for the year ended March 31, 2019, while net cash from investing activities in fiscal year 2018 amounted to $2,527,000. Capital expenditures during these periods totaled $878,000 and $1,707,000, respectively.

In fiscal year 2019, there was a release in fixed deposits over three months of $1,819,000 and a decrease in fixed deposits over twelve months of $3,129,000. Also during fiscal year 2019, we acquired marketable securities for $12,704,000 and received $7,210,000 in cash proceeds from the sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2019 was $1,588,000, which was solely used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2018 was $1,112,000, which was used to fund dividend payments to shareholders.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate was raised to 5.125% in September 2018 while it remained at 5.0% at March 31, 2018 and at March 31, 2017.

At March 31, 2019, the Company had cash and cash equivalents of $14,371,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2019, the Company had capital commitments totaling approximately $235,000, mainly for leasehold improvements and vehicles, $185,000 of which are expected to be disbursed during the year ending March 31, 2020.

A summary of our contractual obligations and commercial commitments as of March 31, 2019 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2020	Period from April 1, 2020 to March 31, 2022	Period from April 1, 2022 to March 31, 2024	Period After March 31, 2024
Long-term bank borrowing	$–	–	–	–	–
Capital (finance) lease obligations	$–	–	–	–	–
Operating lease payments	$57	53	4	–	–
Capital commitment	$235	185	50	–	–
Other purchase obligations	$6,394	6,394	–	–	–
Other long-term liabilities reflected on Company’s balance sheet under US GAAP	$–	–	–	–	–
Total	$6,686	$6,632	$54	$–	$–

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

We have identified the following most critical accounting policies, that involved a high degree of judgments and estimates, used in the preparation of our consolidated financial statements:

Revenue recognition

The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Products Sales – the Company recognizes revenue upon transfer of control of its products to the customer, which typically occurs upon delivery. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Acceptance of delivery of the products is evidenced by goods receipt notes signed by the customer. The Company has no remaining obligations after the customer’s acceptance of the products.

Under the terms of the contracts or purchase orders between the Company and the customer, the control of the products is transferred to the customer upon the signing of the goods receipt notes and the customer has no rights to return the products (other than for defective products). Some customers examine and pick up the products at our plant while some local customers instruct us to deliver the products to their plants nearby. Some overseas customers instruct us to deliver the products to the named port of shipment. Delivery of the products occurs at that point of time when the control of the products is transferred to the customer.

The selling price, which is specified in the purchase orders, is fixed. Under the terms of the purchase orders, upon the sale of the products to the customer and the signing of the good receipts notes, the Company has the legally enforceable right to receive full payment of the sales price. The customer’s obligation to pay the Company is not dependent on the customer selling the products or collecting cash from their customers (or end customers). The customer is required to pay under normal sales terms. The Company’s normal payment terms range from 30 days to 90 days and its sales arrangements do not have any material financing components. In addition, the Company’s customer arrangements do not produce contract assets or liabilities that are material to its consolidated financial statements. The Company permits the return of damaged or defective products and accounts for these actual returns as deduction from sales. Product returns to the Company were insignificant during past years.

Incremental costs to fulfill the Company’s customer arrangements are expensed as incurred, as the amortization period is less than one year.

The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales. VAT and business tax and surcharges collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Outbound Freight and Handling Costs – the Company accounts for product outbound freight and handling costs as fulfillment activities and present the associated costs in selling expenses in the period in which it sells the product.

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

Each year, in evaluation of undiscounted cash flows associated with long-lived assets, the Company assesses whether its long-lived assets at the reporting date are less than the fair value and the sum of undiscounted cash flows. Based on its assessment, the Company did not impair the carrying values of long-lived assets for the years ended March 31, 2017, 2018 and 2019. In fiscal 2019, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

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

During fiscal years 2017, 2018 and 2019, there were no impairment charges on goodwill after management’s assessment and review.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2019 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	75	Chairman of the Board of Directors
Edward So Kin Chung	46	Chief Executive Officer
Chin Pang Li	74	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	73	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	72	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	75	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	41	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the

Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 20 years and has been with Deswell for 13 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company, provided that Mr. Lau’s beneficial ownership allows him to determine who is elected as a director or executive officer of the Company.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or senior management was selected as a director or member of senior management.

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,418,000 during the year ended March 31, 2019 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2019.

During the year ended March 31, 2019, no options to purchase shares of common stock were granted to the Company’s directors and officers.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of public companies with securities listed on The NASDAQ Stock Market are not required of “controlled companies” such as Deswell. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules, Deswell does not have a compensation committee or a nominating committee consisting of independent directors; does not have a formal written charter addressing the nominations process; does not have nominees to its board selected or recommended by a majority of its independent directors; and does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors. See “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 21 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to U.S. domestic issuers and U.S. NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a “controlled company,” the Company is not required to have such committees, and nevertheless maintain the listing of its common shares on the NASDAQ Global Market.

Employees

At March 31, 2019, the Company employed 1,203 persons on a full-time basis, of which ten were located in Macao and 1,193 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2019:

•	700 were engaged in plastic injection molding manufacturing, and
•	493 were engaged in contract electronic manufacturing.

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

Through June 30, 2019, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2019, there were options to purchase an aggregate of 470,000 common shares outstanding, and 1,268,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2019, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	8,328,980	(2)	51.7
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

___________

* Less than 1%.

(1)	Based on 15,915,239 shares outstanding on June 30, 2019. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 8,128,980 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2017	2018	2019
Richard Pui Hon Lau	41.4	47.0	51.7
Chin Pang Li	10.1	10.1	10.1

_____________

(1)	Based on 15,885,239 shares outstanding at June 30, 2017 and at June 30, 2018, and 15,915,239 shares outstanding at June 30, 2019. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2019, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2019, 10 holders of record with addresses in the United States held approximately 12.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2016 through June 30, 2019, the latest practical date prior to filing of this Annual Report.

It is Deswell’s policy that all transactions between Deswell and any interested director or executive officer be approved by a majority of the disinterested directors and be on terms that are no more favorable than would be available from an independent third party.

Item 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18 “Financial Statements.”

Legal Proceedings

The Company is not involved in any material legal proceedings.

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•	2017 aggregating $2,247,873, $1,123,937 of which was based on results for the last two quarters of the year ended March 31, 2016, and $1,123,937 of which was based on results for the first six months of the year ended March 31, 2017;
•	2018 aggregating $1,111,967 which was based on results for the last six months of the year ended March 31, 2017;
•	2019 aggregating $1,588,524, $635,410 of which was based on results for the last six months of the year ended March 31, 2018; and $953,114 of which was based on results of the first six months of the year ended March 31, 2019.

The Company declared a dividend of $0.04 on June 12, 2018, which was based on the results of the last six months of the year ended March 31, 2018. The dividend was paid on July 12, 2018.

The Company declared a dividend of $0.06 on November 15, 2018, which was based on the results of the first six months of the year ended March 31, 2019. The dividend was paid on December 18, 2018.

The Company declared a dividend of $0.07 on June 10, 2019, which was based on the results of the last six months of the year ended March 31, 2019. The dividend was paid on July 12, 2019.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2019:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2019 and for the quarter ended June 30, 2019:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2019:

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

Under our 2007 Charter, as amended through March 26, 2010 and applicable to the date of this Report (“our Charter”):

•	our shares are eligible for a direct registration system operated by a securities depository in accordance with NASDAQ Marketplace Rule 5210(c) (formerly Rule 4350(1)).
•	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our U.S. and BVI counsel so as to (a) be consistent with the BVI BC Act, the BVI BC Act having come into force on January 1, 2004 superseding in certain respects the IBC Act, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.
•	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.
•	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.

•	Holders of our shares:
o	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.
o	do not have cumulative voting rights in the election of directors.
o	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under BVI law.
•	all of common shares are equal to each other with respect to liquidation and dividend rights.
•	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

Objects and Purposes

Our objects and purposes are described in Clause 5 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the BVI.

Directors

Regulation 12.4 of our Articles of Association provides that except as otherwise provided in the BVI BC Act – the BVI corporate law that governs BVI companies like Deswell – no agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and such agreement or transaction has been approved by the irrevocable vote of a majority of the Company’s directors, including at least one Independent Director. In addition, the favorable vote of a majority of the directors, including at least one Independent Director, shall be required to approve any transaction or agreement between the Company and any officer of the Company or any person or entity holding ten percent or more of the outstanding Shares.

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

BVI law and our Memorandum and Articles of Association do not contain an age limit requirement for our directors. Under our Articles of Association, no shares are required for director’s qualification.

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,915,239 common shares were outstanding on June 30, 2019.

Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under BVI law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares. There are no provisions of the Articles of Association or Memorandum that impose conditions with respect to changes in Deswell capital that are more stringent than is required by applicable law.

Calling Annual General Meetings and Extraordinary General Meetings of Shareholders

BVI law does not require a company, such as Deswell, to have an annual meeting. Our Articles of Association do, however, require an annual meeting of shareholders for the election of directors and for such other business as may come before the meeting (Regulation 6.3).

Under BVI law, unless otherwise provided by a company’s Memorandum or Articles of Association, the directors may call meetings of shareholders at any time (Regulation 6.1) and, upon the written request of shareholders entitled to exercise ten percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders (Regulation 6.2).

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

Limitations on Share Ownership

BVI law and our Memorandum and Articles of Association do not impose any limitations on the right of anyone to own, hold or exercise voting rights to our common shares.

Potential Anti-Takeover Deterrence

Neither our Memorandum nor Articles of Association contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. However, pursuant to our Memorandum and Articles of Association and pursuant to the laws of the BVI, our board of directors without shareholder approval may amend our Memorandum and Articles of Association, which could have the effect of changing the rights of shareholders, provided that a majority of our independent directors do not vote against the amendment and provided further that our directors may not make an amendment:

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

Ownership Information

Neither our Memorandum nor Articles of Association provide that information about our shareholders, even those owning significant percentages of our shares, must be disclosed publicly.

Differences from United States Law

The laws of the BVI governing the provisions of our Memorandum and Articles of Association discussed above are not significantly different than the laws governing similar provisions in the charter documents of Delaware companies, other than with respect to amending our Memorandum and Articles of Association without shareholder approval and with respect to potential anti-takeover deterrence. Delaware law requires shareholders to approve amendments to a corporation’s Certificate of Incorporation, with limited exceptions, and contains provisions restricting the rights of a Delaware corporation with a class of voting stock listed on a national exchange or held of record by more than 2,000 stockholders to engage in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Delaware law.

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

If a partnership, or other entity treated as a partnership for United States federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Passive Foreign Investment Company (PFIC)

A U.S. Holder generally will be subject to a special tax regime if we are a PFIC at any time during which such Holder has held our shares.

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year.

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2019, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Mark-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your tax adjusted basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred tax amount or interest charge that would otherwise be imposed on them if we were to be classified as a PFIC. However, if we are a PFIC, a mark-to-market election would not be available with respect to stock of a Subsidiary PFIC.

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

If we are treated as a PFIC, each U.S. Holder will be required to make an annual return on IRS Form 8621 (unless a de minimis exception applies) or its successor, reporting, among other things, distributions received and gain realized with respect to each PFIC in which such holder holds a direct or indirect interest, and may be required to provide other information as specified by the IRS.

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

If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder as described above (other than with respect to the Medicare tax described above). In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

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

You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder as described above (other than with respect to the Medicare tax described above). Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

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

British Virgin Islands Tax Consequences

Under the BVI BC Act of the BVI as currently in effect, a holder of common equity, such as our shares, who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the common equity and all holders of common equity are not liable to the BVI for income tax or capital gains tax on gains realized on sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by a company incorporated under the BVI BC Act.

There are no capital gains, gift or inheritance taxes levied by the BVI on companies, like the Company, which were originally incorporated under the IBCA Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the BVI.

Documents on Display

Deswell is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, Deswell files annual reports on Form 20-F within four months of its fiscal year end, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington DC, 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at http://www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2017, 2018 and 2019, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2019 of $14,371,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$6,461
Chinese RMB	4,523
Hong Kong dollars	3,209
Macao dollars	150
Euro	3
Japanese yen	25
$14,371

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $371,000 as of March 31, 2019 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2019, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2019.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2019 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2019, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers (the “Code of Ethics”), which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is included as Exhibit 11.1 to this Annual Report on Form 20-F. The Code of Ethics supplements the Company’s Code of Business Conduct and Ethics applicable to directors, officers and employees generally, available on its website at http://www.deswell.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2018 and March 31, 2019 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2018 and 2019.

	Year ended March 31,
	2018	2019
	(In thousands)
Audit fees (1)	$193	$200
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$193	$200

__________

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

Shareholders and Board of Directors

Deswell Industries, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company's auditor since 2012.

Shenzhen, People’s Republic of China

July 12, 2019

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$15,192	$14,371
Time deposits maturing over three months	2,190	371
Time deposits maturing over twelve months – current portion	3,129	-
Marketable securities (note 3)	17,282	24,446
Accounts receivable, less allowances for doubtful accounts of $270 and $658 at March 31, 2018 and 2019, respectively	15,912	15,734
Inventories (note 4)	12,933	13,030
Prepaid expenses and other current assets (note 5)	2,267	2,006
Total current assets	68,905	69,958
Property, plant and equipment, net (note 6)	31,494	30,211
Goodwill (note 2)	-	-
Total assets	$100,399	$100,169

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$8,596	$6,253
Accrued payroll and employee benefits	5,566	5,676
Customer deposits	1,707	1,298
Other accrued liabilities (note 7)	1,873	1,662
Income taxes payable	603	657
Total current liabilities	$18,345	$15,546
Deferred income tax liabilities (note 8)	775	659
Total liabilities	$19,120	$16,205

Commitments and contingencies (note 9)

Shareholders' equity:
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 shares issued as of March 31, 2018 and 2019; 15,885,239 shares outstanding as of March 31, 2018 and 2019	$53,063	$53,063
Treasury stock at cost; 1,146,571 and 1,146,571 shares as of March 31, 2018 and 2019 (note 12)	(2,821)	(2,821)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,316	5,316
Retained earnings	17,716	20,401
Total shareholders' equity	81,279	83,964
Total liabilities and shareholders' equity	$100,399	100,169

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2017	2018	2019
Net sales	$44,522	$60,667	$66,581
Cost of sales	37,073	50,953	56,311
Gross profit	7,449	9,714	10,270
Selling, general and administrative expenses	8,856	8,806	9,459
Other (expenses) income, net (note 13)	(696)	894	(278)
Operating (loss) income	(2,103)	1,802	533
Non-operating income, net (note 14)	3,688	4,395	3,884
Income, before income taxes	1,585	6,197	4,417
Income taxes (note 8)	209	7	144
Net income attribute to Deswell Industries, Inc.	1,376	6,190	4,273

Other comprehensive income (loss)
Unrealized loss on available-for-sale securities	(3)	-	-
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	14	-	-
Total comprehensive income attributable to Deswell Industries, Inc.	$1,387	$6,190	$4,273

Net income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income per share	$0.09	$0.39	$0.27
Weighted average common shares outstanding (shares in thousands)	16,035	15,885	15,885

Diluted:
Net income per share	$0.09	$0.39	$0.27
Weighted average common shares outstanding (shares in thousands)	16,035	15,985	16,059

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2016	17,031,810	$53,063	(975,571)	$(2,513)	$8,005	$5,305	$12,948	$76,808
Unrealized loss on available-for-sale securities	-	-	-	-	-	(3)	-	(3)
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	-	-	-	-	-	14	-	14
Repurchase of common stock	-	-	(171,000)	(308)	-	-	-	(308)
Net income	-	-	-	-	-	-	1,376	1,376
Dividends ($0.105 per share)	-	-	-	-	-	-	(1,686)	(1,686)
Balance at March 31, 2017	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$12,638	$76,201
Net income	-	-	-	-	-	-	6,190	6,190
Dividends ($0.07 per share)	-	-	-	-	-	-	(1,112)	(1,112)
Balance at March 31, 2018	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$17,716	$81,279
Unrealized loss on
Net income	-	-	-	-	-	-	4,273	4,273
Dividends ($0.1 per share)	-	-	-	-	-	-	(1,588)	(1,588)
Balance at March 31, 2019	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$20,401	$83,964

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2017	2018	2019
Cash flows from operating activities
Net income	$1,376	$6,190	$4,273
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,135	2,138	2,114
Provision for (reversal of) doubtful accounts, net	371	(674)	403
(Usage) additional charges for obsolescence allowance of inventories, net	(65)	296	256
Loss on disposal of property, plant and equipment	162	61	22
Unrealized holding gain on marketable securities	(1,999)	(1,401)	(891)
Gain on sales of marketable securities	(69)	(609)	(746)
Loss on disposal of available-for-sale securities	14	-	-
Deferred income tax	64	(114)	(116)
Scrip dividend received	-	(168)	(33)
Changes in operating assets and liabilities:
Accounts receivable	(4,322)	(2,079)	(225)
Inventories	(2,509)	(2,541)	(353)
Prepaid expenses and other current assets	(761)	152	261
Accounts payable	2,924	3,444	(2,343)
Accrued payroll and employee benefits	608	923	110
Customer deposits	729	(445)	(409)
Other accrued liabilities	185	399	(211)
Income taxes payable	75	127	54
Net cash (used in) provided by operating activities	(1,082)	5,699	2,166

Cash flows from investing activities
Purchase of property, plant and equipment	(2,152)	(1,707)	(878)
Proceeds from sale of property, plant and equipment, net of transaction costs	993	6	25
Purchase of marketable securities	(3,159)	(5,357)	(12,704)
Proceeds from sales of marketable securities	920	6,580	7,210
Proceeds from disposal of available-for-sale securities	1,600	-	-
Release of (increase in) fixed deposits maturing over three months	(146)	3,232	1,819
(Increase in) decrease in fixed deposits maturing over twelve months	1,664	(227)	3,129
Net cash (used in) provided by investing activities	(280)	2,527	(1,399)

Cash flows from financing activities
Dividends paid	(2,248)	(1,112)	(1,588)
Repurchase of common stock	(308)	-	-
Net cash used in financing activities	(2,556)	(1,112)	(1,588)

Net (decrease) increase in cash and cash equivalents	(3,918)	7,114	(821)
Cash and cash equivalents, beginning of year	11,996	8,078	15,192
Cash and cash equivalents, end of year	$8,078	$15,192	$14,371

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$21	$85	$149

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

Available-for-sales securities - Available-for-sale securities are investments in debt securities that have readily determinable fair values not classified as trading securities or as held-to-maturity securities. All available-for-sale securities are carried at fair value and represent securities that are available to meet liquidity and/or other needs of the Company. Gains and losses are recognized and reported separately in the consolidated statements of comprehensive income upon realization or when impairment of values is deemed to be other than temporary. In estimating other-than temporary impairment losses, management considers, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for anticipated recovery in fair value. Gains or losses are recognized using the specific identification method. Unrealized holding gains and losses for securities available-for-sale are excluded from the consolidated statements of comprehensive income and reported net of taxes in the accumulated other comprehensive income component of shareholders' equity until realized. During the year ended March 31, 2017, all available-for-sales securities were disposed for a consideration of $1,600. Unrealized gain (loss) for the years ended March 31, 2017 was $(3).

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

2. Summary of Significant Accounting Policies - continued

Revenue recognition –

Effective April 1, 2018, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Products sales

The Company recognizes revenue upon transfer of control of its products to the customer, which typically occurs upon delivery. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Acceptance of delivery of the products is evidenced by goods receipt notes signed by the customer. The Company has no remaining obligations after the customer’s acceptance of the products.

Under the terms of the contracts or purchase orders between the Company and the customer, the control of the products is transferred to the customer upon the signing of the goods receipt notes and the customer has no rights to return the products (other than for defective products). Some customers examine and pick up the products at our plant while some local customers instruct us to deliver the products to their plants nearby. Some overseas customers instruct us to deliver the products to the named port of shipment. Delivery of the products occurs at that point of time when the control of the products is transferred to the customer.

The selling price, which is specified in the purchase orders, is fixed. Under the terms of the purchase orders, upon the sale of the products to the customer and the signing of the good receipts notes, the Company has the legally enforceable right to receive full payment of the sales price. The customer’s obligation to pay the Company is not dependent on the customer selling the products or collecting cash from their customers (or end customers). The customer is required to pay under normal sales terms. The Company’s normal payment terms range from 30 days to 90 days and its sales arrangements do not have any material financing components. In addition, the Company’s customer arrangements do not produce contract assets or liabilities that are material to its consolidated financial statements. The Company permits the return of damaged or defective products and accounts for these actual returns as deduction from sales. Product returns to the Company were insignificant during past years.

Costs to obtain a contract and incremental costs to fulfill the Company’s customer arrangements are expensed as incurred, as the amortization period is less than one year.

The Company’s sales are net of value added tax (“VAT”) and business tax and surcharges collected on behalf of tax authorities in respect of product sales. VAT and business tax and surcharges collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

Outbound freight and Handling costs:

The company accounts for product outbound freight and handling costs as fulfillment activities and present the associated costs in selling expenses in the period in which it sells the product.

2. Summary of Significant Accounting Policies - continued

Disaggregation of Revenues:

The following table disaggregates product sales by business segment by geography which provides information as to the major source of revenue. See Note 16 for additional description of our reportable business segments.

	Year ended March 31, 2019
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,504	$11,358	$12,862
PRC	25,637	5,135	30,772
United Kingdom	255	3,331	3,586
Hong Kong	1,195	3,531	4,726
Europe	188	7,998	8,186
Others	-	6,449	6,449
Total net sales	$28,779	$37,802	$66,581

Other comprehensive income - Other comprehensive income for the year ended March 31, 2017 represented unrealized loss on available-for-sale securities and reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss, and were included in the consolidated statement of comprehensive income.

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

	Year ended March 31,
Allowance for doubtful accounts	2017	2018	2019

Balance at beginning of the year	$881	$1,252	$270
Provision for the year	420	34	419
Bad debt recovery	(49)	(708)	(16)
Written off	-	(308)	(15)
	$1,252	$270	$658

The provision and the bad debt recovery for the years were charged to other income (expenses) in consolidated statements of comprehensive income.

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2017, 2018 and 2019, shipping and handling costs expensed to selling expenses were $501, $557 and $529, respectively.

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

2. Summary of Significant Accounting Policies - continued

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2017, 2018 and 2019, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.8915, 6.3916 and 6.7472 as of March 31, 2017, 2018 and 2019, respectively. Aggregate net foreign currency transaction gain included in other income were, $(361), $(56) and $(82) for the years ended March 31, 2017, 2018 and 2019, respectively.

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

There were no stock options granted during the year ended March 31, 2017, 2018 and 2019.

Net income per share - Basic net income per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2017	2018	2019
Net income attributable to Deswell Industries, Inc.	$1,376	$6,190	$4,273

Basic weighted average common shares outstanding	16,035	15,885	15,885

Basic net income per share	$0.09	$0.39	$0.27

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2017	2018	2019

Basic weighted average common shares outstanding	16,035	15,885	15,885
Effect of dilutive securities – Options	-	100	174
Diluted weighted average common and potential common shares outstanding	16,035	15,985	16,059

Diluted net income per share	$0.09	$0.39	$0.27

For the years ended March 31, 2017, potential common shares of 532,000 shares related to stock options are excluded from the computation of diluted net income per share as their exercise prices were higher than the average market price.

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

It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

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

Recent changes in accounting standards – In June 2016, Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). Financial Instruments-Credit Losses (Topic 326) amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact of the adoption of ASU 2016-13 on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. The amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Early application of the amendments in ASU 2016-02 is permitted. We expect to adopt the new standard on April 1, 2019 using the modified retrospective method. The transition method allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The new standard provides a number of optional practical expedients in transition. We expect to elect all of the new standard and practical expedients in the transition period. While we continue to evaluate certain aspects of the new standard, including those still being revised by the FASB, we do not expect the new standard to have a material effect on our financial statements. And we do not expect a significant change in our leasing activities between now and adoption. We believe substantially all of our leases will continue to be classified as operating leases under the new standard.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year with early adoption permitted. We are currently evaluating the impact of the adoption of ASU 2018-13 on our consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong and Australian Securities Exchange.

	March 31,
	2018	2019

Cost	$15,473	$21,746

Market value	$17,282	$24,446

Unrealized gain for the years ended March 31, 2017, 2018 and 2019 were $1,999, $1,401 and $891, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2017, 2018 and 2019 were $920, $6,580 and $7,210 respectively and realized gain from sales of marketable securities for the years ended March 31, 2017, 2018 and 2019 were $69, $609 and $746, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2018	2019

Raw materials	$6,961	$7,020
Work-in-progress	3,698	3,884
Finished goods	2,274	2,126
	$12,933	$13,030

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2017	2018	2019

Balance at beginning of the year	$3,635	$3,570	$3,634
(Usage) additional charges, net	(65)	296	256
Written off	-	(232)	-
Balance at the end of the year	$3,570	$3,634	$3,890

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2018	2019

Value added tax recoverable	$419	$322
Rental and utility deposit	19	20
Advance to suppliers	243	220
Prepayment	520	526
Coupon and dividend receivable	176	109
Others	890	809
	$2,267	$2,006

6. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	March 31,
	2018	2019
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	39,424	38,839
Furniture, fixtures and equipment	11,559	11,642
Motor vehicles	1,540	1,513
Leasehold improvements	3,737	3,832
Impairment	(3,183)	(3,093)
	85,310	84,966
Less: accumulated depreciation and amortization	(53,816)	(54,755)
Net book value	$31,494	$30,211

Included in furniture, fixtures and equipment is computer software with net values of $26 and $26 as of March 31, 2018 and 2019, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2018	2019
Land use right of state-owned land and buildings erected thereon (a)	$28,077	$28,077
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$32,233	$32,233

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with lease terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2019, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

Included in leasehold land and buildings is property on lease with net values of $6,409 and $6,224 as of March 31, 2018 and 2019, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2018	2019

Cost	$8,831	$8,831
Less: accumulated depreciation and amortization	(2,422)	(2,607)
Net book value	$6,409	$6,224

During the years ended March 31, 2017, 2018 and 2019, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $2,135, $2,138 and $2,114 during the years ended March 31, 2017, 2018 and 2019, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2018	2019

Accrued expenses	$620	$541
Others	1,253	1,121
	$1,873	$1,662

8. Income Taxes

Net income before taxes of $1,585, $6,197 and $4,417 were solely attributed by non-U.S. for the years ended March 31, 2017, 2018 and 2019, respectively.

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2017: 16.5%, 2018: 16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

In accordance with the effect of the PRC Income Tax Law, the standard income tax rate for all subsidiaries operating in the PRC is 25%.

8. Income Taxes - continued

The provision for income taxes consists of the following:

	Year ended March 31,
	2017	2018	2019
Current tax
- PRC	$116	$173	$236
Deferred tax
- PRC	93	(166)	(92)
	$209	$7	$144

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2017	2018	2019
Provision for income taxes at statutory tax rate in the PRC	$396	$1,549	$1,105
Tax rate differential on entities not subject to PRC income tax	(128)	(797)	(284)
Effect of income for which no income tax is chargeable	(666)	(757)	(791)
Effect of expense for which no income tax is deductible	1,395	207	142
Net change in valuation allowances	(788)	(195)	(22)
Over provision of income tax is previous years	-	-	(6)
Effective tax	$209	$7	144

The net deferred income tax consists of the following:

	March 31,
	2018	2019
Deferred income tax assets	$-	$-
Deferred income tax liabilities	(775)	(659)
Net deferred income tax liabilities	$(775)	(659)

The components of net deferred income tax are as follows:

	March 31,
	2018	2019
Net operating loss carry forwards	$-	$-
Provision of employee benefits	539	582
Depreciation and amortization	(128)	85
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,333)	(1,277)
Others	328	110
Less: Valuation allowances	(181)	(159)
Net deferred income tax liabilities	$(775)	(659)

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2019.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2018 and 2019, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2017	2018	2019

Balance at the beginning of the year	$268	$316	$424
Increase related to current year tax positions	48	108	58
Balance at the end of the year	$316	$424	$482

At March 31, 2018 and 2019, there are $424 and $482 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2017, 2018 and 2019, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay, should the income tax rate used, taxable income and deductible expenses for tax purpose recognized in accordance with tax laws and regulations. The Company is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2018 and 2019 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the consolidated statements of comprehensive income were $62, $68 and 72 for the years ended March 31, 2017, 2018 and 2019, respectively.

At March 31, 2019, the Company was obligated under operating leases requiring minimum rentals as follows:

Year ending March 31, 2020	$53
Year ending March 31, 2021	4
Total minimum lease payments	$57

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease, which provide for payments through 2019. At March 31, 2019, the minimum future rental income to be received is as follows:

Year ending March 31, 2020	$1,291
Year ending March 31, 2021	274
Year ending March 31, 2022	6
Total minimum future rental income	$1,571

At March 31, 2019, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $235, which are expected to be disbursed during the year ending March 31, 2021.

10. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in the PRC. The expense of $604, $800 and $751 included in the consolidated statements of comprehensive income related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2017, 2018 and 2019, respectively.

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

As of March 31, 2019, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2017		2018		2019
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of the year	532,000	$2.1	532,000	$2.1	506,000	$2.1
Cancelled during the year	-	-	(26,000)	$2.1	(6,000)	$2.09
Outstanding and exercisable at the end of the year	532,000	$2.1	506,000	$2.1	500,000	$2.1
Range of exercise price per share	$2.09 to $2.14		$2.09 to $2.14		$2.09 to $2.14

No options were granted or exercised for the years ended March 31, 2017, 2018 and 2019. The weighted average remaining contractual life of the share options outstanding at March 31, 2019 was 4.8 years. At March 31, 2018 and 2019, there were 1,262,000 and 1,268,000 options available for future grant under the plans, respectively.

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

13. Other (expenses) income, net

Other (expenses) income, net consist of the following:

	Year ended March 31,
	2017	2018	2019
Loss on disposal of property, plant and equipment, net	$(162)	$(61)	$(22)
Exchange loss, net	(361)	(56)	(82)
(Provision for) reversal of doubtful accounts, net	(371)	674	(403)
Others	198	337	229
Other (expenses) income, net	$(696)	$894	$(278)

14. Non-operating income, net

Non-operating income, net consist of the following:

	Year ended March 31,
	2017	2018	2019
Dividend income from marketable securities	$616	$859	$738
Interest income from available-for-sales securities	5	-	-
Interest income from bank deposits	314	267	184
Unrealized gain from marketable securities	1,999	1,401	891
Realized gain from sales of marketable securities	69	609	746
Rental income	839	1,111	1,455
Others	(154)	148	(130)
Non-operating income, net	$3,688	$4,395	$3,884

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2017, 2018 and 2019 are as follows:

	Percentage of net sales
	Year ended March 31,
	2017	2018	2019

Customer A	12.8%	10.8%	*
Customer B	10.6%	*%	11.5%
Customer C	10.2%	10.8%	*
Customer D	*	12.8%	12.5%
Customer E	*	11.9%	11.1%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

15. Operating Risk - continued

Debtors accounting for 10% or more of total accounts receivable at March 31, 2018 and 2019, respectively, are as follows:

	Percentage of
	accounts
	receivable at
	March 31,
	2018	2019

Customer A	15.5%	14.4%
Customer C	*	10.8%
Customer D	21.0%	26.0%
Customer E	12.9%	*

*	Less than 10%

There were $nil, $308 and $15 accounts receivable written off during the years ended March 31, 2017, 2018 and 2019, respectively. There were net provision for (reversal of) doubtful accounts of $371, $(674) and 403 during the years ended March 31, 2017, 2018 and 2019, respectively. At March 31, 2018 and 2019, allowances for doubtful accounts were $270 and $658, respectively.

Concentrations of Suppliers - For the years ended March 31, 2017, 2018 and 2019, the Company had no single suppliers contributed over 10% of total purchase.

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

Investment price risk - The Company is exposed to equity price risk on marketable securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong and Australia. Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Company’s liquidity needs. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

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

16. Segment Information - continued

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2017, 2018 and 2019 are as follows:

	Year ended March 31,
	2017			2018			2019
	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax	Net sales	Intersegment Sales	Income (loss) before income tax

Segment:
Injection molded plastic parts	$23,594	$(350)	$2,520	$28,609	$(394)	$5,405	$28,956	$(178)	$3,686
Electronic products	21,331	(53)	742	32,512	(60)	2,047	37,865	(62)	2,077

Segment total	$44,925	$(403)	$3,262	$61,121	$(454)	$7,452	$66,821	$(240)	$5,763

Reconciliation to consolidated totals:
Sales eliminations	(403)	403	-	(454)	454	-	(240)	240	-
Corporate expenses			$(1,677)			$(1,255)			$(1,346)
Consolidated totals:
Net sales	$44,522	$-		$60,667	$-		$66,581	$-
Income before income taxes			$1,585			$6,197			$4,417

	Year ended March 31,
	2017		2018		2019
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$306	$-	$257	$-	$173	$-
Electronic products	8	-	10	-	11	-
Consolidated total	$314	$-	$267	$-	$184	$-

	Year ended March 31,
	2017			2018			2019
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$67,912	$2,050	$1,750	$72,691	$1,644	$1,802	$71,615	$711	$1,849
Electronic products	23,075	102	385	27,708	63	336	28,554	167	265

Consolidated Totals	$90,987	$2,152	$2,135	$100,399	$1,707	$2,138	$100,169	$878	$2,114

16. Segment Information - continued

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2017	2018	2019
Net sales
United States of America	$8,883	$10,630	$12,862
PRC	20,637	30,077	30,772
United Kingdom	1,515	2,878	3,586
Hong Kong	5,801	4,610	4,726
Europe	4,750	8,304	8,186
Others	2,936	4,168	6,449
Total net sales	$44,552	$60,667	$66,581

The location of the Company's identifiable assets is as follows:

	March 31,
	2018	2019
Hong Kong and Macao	$39,024	$46,077
PRC	61,375	54,092
Total identifiable assets	100,399	100,169
Goodwill	-	-
Total assets	$100,399	$100,169

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $64,647 (equivalent to RMB 413 million) and $61,240 (equivalent to RMB 413 million) as of March 31, 2018 and 2019, respectively.

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Balance sheets

	March 31,
	2018	2019

Assets

Current assets:
Cash and cash equivalents	$259	$566
Prepaid expenses and other current assets	58	41
Amounts due from subsidiaries	26,996	23,641
Total current assets	27,313	24,248
Investments in subsidiaries	55,669	61,447
Total assets	$82,982	$85,695

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,590	$1,588
Other accrued liabilities	113	143
Total current liabilities	1,703	1,731
Total shareholders’ equity	81,279	83,964
Total liabilities and shareholders’ equity	$82,982	$85,695

Statements of comprehensive income

	Year ended March 31,
	2017	2018	2019
Equity in earnings of subsidiaries	$3,211	$7,586	$5,778
Operating expenses	1,835	1,396	1,505
Income before income taxes	1,376	6,190	4,273
Income taxes	-	-	-
Net income	1,376	6,190	4,273
Share of other comprehensive income (loss) of subsidiaries	11	-	-
Total comprehensive income	$1,387	$6,190	$4,273

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2017	2018	2019
Cash flows from operating activities
Net income	$1,376	$6,190	$4,273
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in earnings of subsidiaries	(3,211)	(7,586)	(5,778)
Depreciation	17	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	46	(28)	17
Amounts due from subsidiaries	3,841	2,625	3,355
Accrued payroll and employee benefits	362	2	(2)
Other accrued liabilities	5	(6)	30
Net cash provided by operating activities	2,436	1,197	1,895

Cash flows from financing activities
Dividends paid	(2,248)	(1,112)	(1,588)
Repurchase of common stock	(308)	-	-
Net cash used in financing activities	(2,556)	(1,112)	(1,588)

Net (decrease) increase in cash and cash equivalents	(120)	85	307
Cash and cash equivalents, beginning of year	294	174	259
Cash and cash equivalents, end of year	$174	$259	$566

17. Condensed Financial Information of Deswell Industries, Inc. - continued

a)	Basis of presentation

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

The subsidiaries paid dividends of $nil, $nil and $nil to Deswell Industries, Inc. for the years ended March 31, 2017, 2018 and 2019, respectively.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b)	Related party transactions

For the years ended March 31, 2017, 2018 and 2019, related party transactions mainly composed of $120, $120 and $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each year.

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

(a) Consolidated Balance Sheets as of March 31,2017 and 2018; (b) Consolidated Statements of Comprehensive Income for the Years Ended March 31, 2016, 2017 and 2018; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2016, 2017 and 2018; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2016, 2017 and 2018; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By: /s/ Edward So Kin Chung

Edward So Kin Chung,

Chief Executive Officer

Date: July 12, 2019