Form 20-F
period 2020-03-31
DESWELL INDUSTRIES INC
filed 2020-07-17
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended March 31, 2020

OR

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                          to

OR

 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of March 31, 2020, there were 15,915,239 common shares of the registrant outstanding.

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our Company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;
•	“shares” refer to our common shares, no par value;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
•	“BVI” refers to the British Virgin Islands;
•	all references to:
▪	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;
▪	“HK dollars” or “HK$” are to the legal currency of Hong Kong;
▪	“MOP$” are to the legal currency of Macao;
▪	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and
▪	“fiscal year,” e.g., “fiscal 2020,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page F-1 of this Annual Report. The selected Comprehensive Income (loss) Data for each of the three fiscal years in the period ended March 31, 2020, and the Balance Sheet data as of March 31, 2018, 2019 and 2020 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Comprehensive Income (loss) Data for the years ended March 31, 2016 and 2017, and the Balance Sheet data as of March 31, 2016 and 2017 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Comprehensive Income (Loss) Data:	(in thousands except per share and statistical data) Year ended March 31,
	2016	2017	2018	2019	2020
Net sales	$ 44,568	$ 44,522	$ 60,667	$ 66,581	$65,368
Cost of sales	39,775	37,073	50,953	56,311	53,504
Gross profit	4,793	7,449	9,714	10,270	11,864
Selling, general and administrative expenses	9,119	8,856	8,806	9,459	10,026
Other income (expenses), net	(1,021)	(696)	894	(278)	(425)
Operating (loss) income	(5,347)	(2,103)	1,802	533	1,413
Non-operating income (loss), net	571	3,688	4,395	3,884	(2,360)
(Loss) income before income taxes	(4,776)	1,585	6,197	4,417	(947)
Income taxes	158	209	7	144	373
(Loss) income from continuing operations, after income taxes	(4,934)	1,376	6,190	4,273	(1,320)
Loss from discontinued operations, net of tax	-	-	-	-	-
Net (loss) income attributable to Deswell Industries, Inc.	(4,934)	1,376	6,190	4,273	(1,320)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities(2)	(73)	(3)	-	-	-
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	-	14	-	-	-
Total comprehensive (loss) income attributable	$ (5,007)	$ 1,387	$ 6,190	$ 4,273	$(1,320)
Net (loss) income per share attributable to Deswell Industries, Inc.
Basic and Diluted:
(Loss) income from continuing operations per share(3)	$ (0.31)	$ 0.09	$ 0.39	$ 0.27	$ (0.08)
Loss from discontinued operations per share(3)	$ -	$ -	$ -	$ -	$ -
	$ (0.31)	$ 0.09	$ 0.39	$ 0.27	$ (0.08)
Basic weighted average common shares outstanding (shares in thousands)	16,056	16,035	15,885	15,885	15,914
Diluted weighted average common shares outstanding (shares in thousands)	16,056	16,035	15,985	16,059	15,914

Statistical Data:
Gross margin from continuing operations	10.8%	16.7%	16.0%	15.4%	18.1%
Operating margin from continuing operations	(12.0%)	(4.7%)	3.0%	0.8%	2.2%
Dividends per share	$ 0.14	$ 0.105	$ 0.07	$ 0.10	$0.15

Balance Sheet Data:
	2016	2017	2018	2019	2020
Working capital(4)	$ 40,715	$ 42,196	$ 50,560	$ 54,412	$51,063
Total assets	87,571	90,987	100,399	100,169	95,379
Long-term debt, less current portion	-	-	-	-	-
Total debt	-	-	-	-	-
Shareholders’ equity	76,808	76,201	81,279	83,964	80,322

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	See Note 2 of Notes to Consolidated Financial Statements included later in this Report regarding unrealized gain (loss) on available-for-sale securities during the fiscal year ended March 31, 2018.
(3)	Basic loss per share excludes dilution from potential common shares and is computed by dividing loss attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution from potential common shares.
(4)	Deferred tax liabilities of $825 and $889 as of March 31, 2016 and 2017 have been retrospectively classified from current liabilities to long-term liabilities. The working capital of those three years are adjusted accordingly.

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

Our business operations may be materially and adversely affected by the outbreak of COVID-19.

Since the end of 2019, COVID-19, a disease caused by a novel strain of coronavirus, has spread in China and globally, and the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. Any such outbreak of epidemic illness or other adverse public health developments in China could materially and adversely affect our business, financial condition and results of operations as our Company’s principal operations are located in China. Further, this outbreak has impacted the entire world, and has affected the global economy as well.

The COVID-19 outbreak has led to governments and other authorities around the world, including China, to impose measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. While still evolving, the COVID-19 pandemic, as well as efforts to contain it, has caused significant economic and financial disruptions around the world, including disruption on manufacturing operations, logistics and global supply chains and significant volatility and disruption of financial markets. Although currently in China, many restrictions have been lifted and the level of business activities are being restored in response to the significant decrease of new reported cases both in China and globally, the above mentioned conditions may continue and worsen in the near or longer term.

The global spread of COVID-19 has significantly increased economic and demand uncertainty and has fueled concerns that it may lead to a global recession and a significant slowdown in the economic development in many countries including China. A recession has already been declared for certain countries such as the United States of America. Despite the Chinese government’s efforts in reviving China’s economy, China’s economy has experienced a significant slowdown since the COVID-19 outbreak, and there remains uncertainty on how soon economic activity in China will rebound to the level prior to the COVID-19 pandemic. The global economy may continue to deteriorate in the future and have an adverse impact on China’s economy, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of products in the industry, affect prices, and cause other adverse impacts on the industry we are in. An economic downturn including financial market disruption, or a market perception that this situation may occur or develop, may also cause increase of financing costs, or reduce or even diminish available sources of financing for operation or expansion.

The extent to which COVID-19 impacts raw material prices in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. All of these factors may affect our overall financial performance in 2020, although we cannot quantify the full impact at this time. We cannot foresee whether the outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact and/or if a vaccine can be developed quickly. If the outbreak of COVID-19 is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in China’s economic growth, weakened liquidity and financial condition of our customers and other factors that we cannot foresee. Any of these factors, and other factors beyond our control, could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict adversely impacting our employees and customers, and materially and adversely impact our business, financial condition and results of operations.

To date, our manufacturing facilities are under normal operations. We have been proactively following antivirus measures from provincial government agencies to protect the health and safety of our employees and such measures have helped in maintaining our steady production.

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2020, we had three major customers, each accounting for more than 10% of our net sales and together for 42.3% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment, COVID-19 or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

Before the COVID-19 outbreak hit, the world economy was strengthening as lingering fragilities related to the global financial crisis subsided. In 2017, global economic growth reached 3 percent—the highest growth rate since 2011—and growth was expected to remain steady for the coming year. Global growth is expected to decrease from 3 percent in 2018 to 2.7 percent in 2019 and increase to 2.9 percent in 2020 based on the World Economic Situation and Prospects as of Mid-2019, published by the United Nations on May 21, 2019. However, economic progress has been highly uneven across regions. Despite an improvement in growth prospects at the global level, we believe that the global economy is facing a confluence of risks, such as an escalation of trade disputes, an abrupt tightening of global financial conditions, and intensifying climate risks. While economic activity in the commodity exporting countries, notably fuel exporters, is gradually recovering, growth remains susceptible to volatile commodity prices. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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

The following chart shows, for the years indicated, our gross margins from our two principal operating segments and for our Company as a whole:

25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
19.4%
13.1%
16.0%
18.8%
12.9%
15.4%
22.0%
15.7%
18.1%
2018
2019
2020
Year Ended March 31,
Plastic products
Electronic products
Total

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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2020 under U.S. income tax laws and may be a PFIC for years after fiscal 2020. If we were a PFIC in fiscal 2020, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2020 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

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

China’s annual inflation rate fell to 2.4 percent in May 2020, the lowest since March 2019 and below market consensus of 2.7 percent, amid efforts to contain the COVID-19 outbreak. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in the past few years has in general increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2007 to March 31, 2020. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 95.0% of the Company total, about 42.3%, 37.2% and 37.0% were in RMB during the years ended March 31, 2018, 2019 and 2020, respectively.

Since the PRC government enacted reform in its RMB exchange rate regime, the RMB has appreciated against the U.S. dollar since 2007 to 2015, resulting an adverse effect on the Company’s financial results. However, this trend has become unstable since 2015 to 2018. The RMB then has become depreciated again the U.S. dollar since 2018 to early 2020. The Company’s financial results have been benefited from this depreciation trend. Nonetheless, it is difficult to predict how the situation between the United States and Chinese government will develop, which in turn affect the exchange rate between the dollar and RMB.

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

At March 31, 2020, we had cash on hand of $22.5 million and time deposits maturing over three months of $0.8 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $5.4 million was held in banks and other financial institutions in Hong Kong, $6.3 million in Macao and $11.6 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$ 64,513 based on the midpoint exchange rate for June 30, 2020 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$ 62,634 based on the midpoint exchange rate for June 30, 2020 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

We compete with a number of different companies in production of injection-molded plastic parts and components, electrical products and subassemblies and metallic molds and accessories. For example, we compete with Asian-based manufacturers and/or suppliers of injection-molded plastic parts and components, major global electronic manufacturing services (“EMS”) providers, other smaller EMS companies that have a regional or product-

specific focus, and original design manufacturers with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our market segments are extremely competitive, many of our competitors have achieved substantial market share and many have lower cost structures and greater manufacturing, financial or other resources than we do. We face particular competition from Asian-based competitors, including Taiwanese EMS providers which compete in our end markets. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2018, 2019 and 2020:

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2020, we maintained fire, casualty and theft insurance aggregating approximately $109.0 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2020, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our number two market in fiscal years ended March 31, 2018, March 31, 2019 and March 31, 2020. See Item 4 “Information on the Company – Customers and Marketing” on page 29 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Recently, political and trade friction between the United States and China has escalated.

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. Over the 18 months that have followed since, the two countries have been embroiled in countless back-and-forth negotiations, introduced foreign technology restrictions, fought several WTO cases, consequently leading US-China trade tensions to the brink of a full-blown trade war. So far, the US has slapped tariffs on US$550 billion worth of Chinese products. China, in turn, has set tariffs on US$185 billion worth of US goods. For many months, neither China nor the United States showed signs of wanting to back down. But finally, on January 15, 2020, the first signs of a truce were seen, when the two sides signed the Phase One Deal, which officially agreed to the rollback of tariffs and expansion of trade purchases. Up till mid-May, China has announced its fifth list of US products eligible to be excluded from retaliatory tariffs. This tariff waiver will take effect from May 19, 2020 through to May 18, 2021.

The trade controversy between the United States and China is still evolving, and we cannot predict future trade policy. However, future tariffs could cover more or all of our products, resulting in an adverse effect on our operations, including customer demand, or on the prevailing market price of our common shares.

Future relocation of certain manufacturing lines may not be successful.

The outcome of the trade controversy between the United States and China is not be predictable as of this time. In order to mitigate the uncertainties caused by the issue, we have been studying the feasibility of reallocating part of our production to Southeast Asian countries since 2018. Last year, we engaged an internationally-recognized professional service firm to provide advice and assistance in the completion of required statutory procedures for the incorporation of a wholly foreign invested enterprise in Vietnam (the “FIE”). However, we were advised that our proposed investment plan might not fulfill the requirement for the application of the certificate of origin in Vietnam, the incorporation procedures in Vietnam were suspended.

We are exploring the possibilities to reallocate part of our production to other Southeast Asian countries. We may face difficulties and possibly be unsuccessful in the future. We may fail to select appropriate manufacturing plants in other Southeast Asian countries. Some of our competent and experienced employees and management may not be willing to relocate and work in other Southeast Asian countries. The quality of the products manufactured and assembled in other Southeast Asian countries may not be accepted by our customers. A new manufacturing plant in other Southeast Asian countries could require significant management attention and could result in a diversion of resources away from our existing business. We may also need to obtain approvals and licenses from relevant government authorities to comply with applicable laws and regulations, which could result in increased costs and delays.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce by 100 in the fiscal year ended March 31, 2020 after decreasing our workforce by 135 in the fiscal year ended March 31, 2019. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2020, approximately 55.5% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2020, our balance sheet included approximately $28.6 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

China’s US stock market issues may raise investors’ concerns.

Since 2017, a series of Chinese companies listed on the New York Stock Exchange and NASDAQ saw their share prices substantially drop after going public, as compared to Non-Chinese companies. The difference in performance is thought to be due to heightened concerns over standards of corporate governance. The SEC made repeated mention of emerging markets, including China, in a warning to investors over the book-keeping standards of foreign companies listed in the US, that there could be substantially great risk that disclosures will be incomplete or misleading. These issues and the past performances of Chinese companies could make the US stock markets less attractive to all sorts of companies from China or could lead to possible decreases in Chinese concept share valuations. As a result, investors may suffer losses as Deswell’s main operations are located in China.

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

As part of a continued regulatory focus in the United States on access to audit and other information that may be currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (Equitable) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement, emphasizing that in many emerging markets, including China, there is a substantially greater risk that disclosures will be incomplete or misleading. The statement also pointed out that investors have limited access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. Further, on May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”). If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the SOX to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. The U.S. House of Representatives has also introduced and is considering a bill similar to the Kennedy Bill.

Concurrently, NASDAQ has proposed to codify its existing discretion in considering whether to deny initial or continued listing or to apply more stringent criteria when the auditor of a NASDAQ-listed company has not been, or cannot be, inspected by the PCAOB or the auditor does not demonstrate sufficient resources, geographic reach or experience as it relates to the audit. NASDAQ also has proposed to clarify that it may use its discretionary authority to impose additional or more stringent criteria for continued listing where the local jurisdiction restricts access by U.S. securities regulators to information.

Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirements in time. It is unclear if and when any of such proposed legislations will be enacted and, if it is, what the ultimate resolution, over which we have no control, of the PCAOB inspection issue will be.

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

As of June 30, 2020, the Chairman of the Board of Directors of the Company, Richard Pui Hon Lau, beneficially owned approximately 54.8% of our outstanding common shares, allowing Mr. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2020, members of our senior management and Board of Directors as a group, including Mr. Lau, beneficially owned approximately 64.6% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

Legislation enacted in the BVI as to Economic Substance may affect our operations

The Economic Substance (Companies and Limited Partnership) Act 2018 (the “Act”) has been enacted in the British Virgin Islands (BVI) and came into force on January 1, 2019. The Act requires certain BVI legal entities carrying on relevant activities to demonstrate adequate economic substance in the BVI.

All entities will be required to provide information to enable the International Tax Authority in the BVI to monitor whether the relevant entity is carrying on relevant activities and, if so, whether it is complying with the economic substance requirements. The information will be uploaded by the entity’s registered agent and integrated into the BVI’s existing Beneficial Ownership Secure Search (BOSS) system.

Penalties will be imposed for failure to provide required information or for operating an entity in breach of the economic substance requirements, which may include substantial fines, imprisonment and eventually the entity may be deregistered.

During the year end March 31, 2020, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

If any one of the BVI entities in our Group is subsequently considered to carry out any one of the relevant activities by the BVI registered agent or the International Tax Authority in the BVI, the BVI entity will be requested to comply with the relevant economic substance requirements.

Item 4. INFORMATION ON THE COMPANY

Corporate Information

Deswell Industries, Inc. was founded in 1987 in Hong Kong and moved its manufacturing operations to China in 1990 to take advantage of lower overhead cost, competitive labor rate and tax concessions available in Shenzhen, China as compared with Hong Kong.

We were incorporated in December 1993 as a limited liability International Business Company under the British Virgin Islands International Business Companies Act, 1984 (the “IBC Act”). Effective on January 1, 2007, the BVI repealed the IBC Act, and simultaneously with such repeal, we were automatically re-registered under the BVI’s corporate law replacing the IBC Act, the BVI Business Companies Act, 2004 (the “BVI BC Act”).

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2020.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2018, 2019 and 2020 included the following (dollar amounts in thousands):

	Year ended March 31,
	2018	2019	2020
Purchase of property, plant and equipment	$1,707	$878	$507
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$6	$25	$188

Our major capital expenditures in fiscal 2020 included:

•	$77,000 for leasehold improvements;
•	$275,000 for plant and machinery for plastic and electronic products;
•	$64,000 for motor vehicles; and
•	$91,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2019 included:

•	$97,000 for leasehold improvements;
•	$228,000 for plant and machinery for plastic and electronic products;
•	$446,000 for motor vehicles; and
•	$107,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2018 included:

•	$815,000 for leasehold improvements;
•	$666,000 for plant and machinery for plastic and electronic products;
•	$144,000 for motor vehicles; and
•	$82,000 for furniture, fixtures and equipment.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 46.5%, 43.2% and 38.8% of the Company’s total sales during the years ended March 31, 2018, 2019, and 2020, respectively. At March 31, 2020, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 40 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2020, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2020, the Company made an average of approximately 12 to 15 molds each month. The average weight of the molds produced by the Company is about 1,300 pounds costing an average of $8,800 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2020, the Company had approximately 180 injection molding machines, ranging from 30 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2020, the Company disposed of 18 plastic injection molding machines and did not add any new machine.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2020 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2018, 2019, and 2020, manufacturing of electronic products accounted for approximately 53.5%, 56.8% and 61.2%, respectively, of the Company’s total sales.

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

The Company used in excess of 8,970,000 pounds of plastic resins during the year ended March 31, 2020. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2018, 2019 and 2020. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2018, 2019 and 2020:

	Year ended March 31,
Geographical Area	2018	2019	2020
China	49.6%	46.2%	41.5%
United States	17.5	19.3	17.2
Europe	13.7	12.3	15.0
Hong Kong	7.6	7.1	9.5
United Kingdom	4.7	5.4	7.4
Others	6.9	9.7	9.4
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 41.5% of our total net sales for the year ended March 31, 2020 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2018, 2019 and 2020:

	Year ended March 31,
	2018	2019	2020
Customer A	10.8%	*	*
Customer B	*	11.5%	12.0%
Customer C	10.8%	*	*
Customer D	12.8%	12.5%	11.6%
Customer E	11.9%	11.1%	18.7%

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

In February 2020, our plants in PRC were temporarily suspended for one to two weeks according to the instruction of the local government, related to the coronavirus (“COVID-19”). In March 2020, the World Health Organization categorized the COVID-19 as a pandemic, and most of the world experienced the detrimental effects of this health crisis, including widespread economic shutdowns. As of March 31, 2020, our manufacturing facilities resumed normal operations.

We believe the economic implications related to COVID-19 may result in temporarily decreased customer demand across all our markets. We will continue to evaluate the nature and extent of the COVID-19 outbreak’s impact on our financial condition, results of operations and cash flows. For more information on discussion of risks associated with COVID-19, see Item 3. Key Information – Risk Factors – Our business operations may be materially and adversely affected by the outbreak of COVID-19.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2020 constructed approximately

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income of $1,111,000, $1,445,000 and $1,560,000 was earned during the years ended March 31, 2018, 2019, and 2020, respectively.

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

PRC Income Taxes

In accordance with the PRC Income Tax Law, the standard income tax rate for all subsidiaries operating in the PRC is 25%.

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2020:

	Year ended March 31, 2018			Year ended March 31, 2019			Year ended March 31, 2020
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	80.6	86.9	84.0	81.2	87.1	84.6	78.0	84.3	81.9
Gross profit	19.4	13.1	16.0	18.8	12.9	15.4	22.0	15.7	18.1
Selling, general and administrative expenses	15.5	9.8	12.4	15.9	9.3	12.2	18.2	10.3	13.4
Corporate expense	-	-	2.1	-	-	2.0	-	-	2.0
Other income (expenses), net	3.2	-	1.5	(1.9)	0.7	(0.4)	(2.3)	0.4	(0.7)
Operating (loss) income	7.1	3.3	3.0	1.0	4.3	0.8	1.5	5.8	2.0
Non-operating income, net	12.1	3.1	7.2	11.9	1.2	5.8	(6.1)	(2.0)	(3.6)
(Loss) income before income taxes	19.2	6.4	10.2	12.9	5.5	6.6	(4.6)	3.8	(1.6)
Income taxes (benefit)	(0.3)	0.3	-	-	0.4	0.2	0.7	0.5	0.6
Net (loss) income	19.5	6.1	10.2	12.9	5.1	6.4	(5.3)	3.3	(2.2)

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year ended March 31, 2020 (Fiscal 2020) Compared to Year Ended March 31, 2019 (Fiscal 2019)

Net Sales - The Company’s net sales for the year ended March 31, 2020 were $65,368,000, a decrease of $1,213,000 or 1.8% as compared to $66,581,000 in the corresponding period in fiscal 2019. The decrease was related to a decrease in sales revenues of $3,425,000 in our plastic segment and an increase of $2,212,000 in sales revenues in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenues decrease in the plastic segment was mainly due to a decrease in orders of $2,311,000 from existing customers for telephone, printing and office equipment, and of $744,000 for tooling products from other existing customers.

The revenues increase in the electronic segment was mainly due to increase of $4,981,000 in orders for professional audio instruments of signal processors, offsetting a decrease of $2,756,000 in orders for mixing consoles from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2020 was $11,864,000, representing a gross profit margin of 18.1%. This compared with the overall gross profit and gross profit margin of $10,270,000 or 15.4% for the year ended March 31, 2019.

Gross profit in the plastic segment increased by $158,000 to $5,565,000 or 22.0% of net sales for the year ended March 31, 2020, as compared to $5,407,000 or 18.8%% of net sales, for the same period in the prior fiscal year. The slight increase in gross margin for the plastic segment was mainly due to the decrease in raw materials cost.

Gross profit in the electronic segment increased by $1,436,000 to $6,299,000 or 15.7% of net sales for the year ended March 31, 2020, as compared to $4,863,000 or 12.9% of net sales, for the prior fiscal year. The increase in gross profit and margin was mainly attributed to the increase in sales revenues and savings in raw materials costs, as a percentage of sales, when compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2020 increased by $567,000 to $10,026,000 or 15.3% of total net sales, as compared to $9,459,000 or 14.2% of total net sales for the year ended March 31, 2019.

Corporate expenses decreased by $52,000 to $1,294,000 for the year ended March 31, 2020, as compared to $1,346,000 for the year ended March 31, 2019. The decrease was primarily related to the decrease of the provision of long service compensation.

SG&A expenses in the plastic segment increased by $40,000 to $4,624,000 or 18.2% of net sales for the year ended March 31, 2020, compared to $4,584,000 or 15.9% of net sales for fiscal 2019. The increase was primarily related to an increase of $50,000 in staff costs and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $579,000 to $4,108,000 or 10.3% of net sales for the year ended March 31, 2020, compared to $3,529,000 or 9.3%of net sales for fiscal 2019. The increase was mainly due to increase of $443,000 in staff costs and welfare, and of $32,000 in legal and professional fees when compared to prior fiscal year.

Other expenses, net - Other expense was $425,000 for the year ended March 31, 2020, as compared to other expense of $278,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2020 was $584,000, as compared to other expense of $560,000 for prior fiscal year. Other expense in fiscal 2020 was mainly due to $588,000 in exchange loss, a provision of $218,000 for doubtful debts and a gain of $219,000 on sales of materials during fiscal 2020, as compared to $249,000 in exchange loss, and a provision of $403,000 for doubtful receivables in fiscal 2019.

Other income attributable to the electronic segment for the year ended March 31, 2020 was $159,000, as compared with other income of $282,000 for the prior fiscal year. The decrease in other income was mainly due to a decrease of $85,000 in exchange income and an increase of provision of $77,000 for doubtful debts during the year ended March 31, 2020, as compared to last fiscal year.

Operating Income - Operating income was $1,413,000 for the year ended March 31, 2020, as compared to operating income of $533,000 in the prior fiscal year.

Corporate expenses of $1,294,000 and $1,346,000 were incurred during the fiscal year of 2020 and 2019, respectively.

On a segment basis, the operating income in the plastic segment was $357,000 in the year ended March 31, 2020, as compared to operating income of $263,000 in fiscal 2019. The increase in operating income in the plastic segment was mainly due to the improvement in gross profit and margin as described above.

The electronic segment reported an operating income of $2,350,000 in the year ended March 31, 2020, compared to an operating income of $1,616,000 in fiscal 2019.  The increase in operating income was mainly due to the increase in gross profit as described above.

Non-operating income (expense), net – Non-operating expense for the year ended March 31, 2020 was $2,360,000, as compared to non-operating income of $3,884,000 in last fiscal year.  The decrease in non-operating income was primarily due to decrease of $6,071,000 on change of the fair value of marketable securities, as compared to fiscal 2019.

Income Taxes – Income tax for the year ended March 31, 2020 represented an income tax expense of $264,000 and a deferred tax provision of $109,000, as compared to an income tax expense of $236,000 and a deferred tax benefit of $92,000 in last fiscal year.

On a segment basis, there was income tax expense of $73,000 and a deferred tax provision of $109,000 in the plastic segment for the year ended March 31, 2020, as compared to income tax expense of $81,000 and a deferred tax benefit of $92,000 during the last fiscal year. The income tax expense of the electronic segment was $191,000 for the year ended March 31, 2020, as compared to $155,000 in fiscal 2019.

Net income (loss) – The Company had net loss of $1,320,000 for the year ended March 31, 2020, as compared to a net income of $4,273,000 for the year ended March 31, 2019.   The decrease in net income was mainly the decrease in non-operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2020 was $1,379,000, as compared to net income of $3,697,000 for fiscal 2019.  The decrease in net income in the plastic segment was mainly due to a decrease in non-operating income, offsetting an increase in gross profit margin as described above.

Net income for the electronic segment for the year ended March 31, 2020 was $1,353,000, as compared to net income of $1,922,000 for fiscal 2019.  The decrease in net income in the electronic segment was mainly attributable to decrease in non-operating income, offsetting an increase in gross profit as described above.

Year ended March 31, 2019 (Fiscal 2019) Compared to Year Ended March 31, 2018 (Fiscal 2018)

Net Sales - The Company’s net sales for the year ended March 31, 2019 were $66,581,000, an increase of $5,914,000 or 9.7% as compared to $60,667,000 in the corresponding period in fiscal 2018. The increase was related to increases in sales revenues of $563,000 in our plastic segment and $5,351,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

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

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2019 was $560,000, as compared to other income of $910,000 for prior fiscal year. Other expense in fiscal 2019 was mainly due to $249,000 in exchange loss, and a provision of $403,000 for doubtful receivables during fiscal 2019, as compared to $308,000 in exchange income, a reversal of provision of $633,000 for doubtful debts and a loss of $61,000 on disposal of fixed assets in fiscal 2018.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2018, March 31, 2019, and March 31, 2020 (in thousands):

	Year ended March 31,
	2018		2019		2020
	H1	H2	H1	H2	H1	H2
Net sales	$ 29,759	$ 30,908	$ 34,795	$ 31,786	$ 37,713	$ 27,655
Gross profit	5,821	3,893	4,790	5,480	6,544	5,320
Operating income	1,585	217	250	283	1,156	257
Net income (loss)	3,669	2,521	2,757	1,516	1,249	(2,569)

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China fell to 2.4% year-on-year in May of 2020. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective July 1, 2018, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB200 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage remained at RMB1,720 per month since July 2018,

Increases in wages also result in increases in our and other employer’s contributions for various mandatory social welfare benefits for Chinese employees that are based on percentages of their salaries. Continuing material increases in our cost of labor will continue to increase the Company’s operating costs and will adversely affect Deswell’s financial results unless it passes on such increases to customers by increasing the prices of products and services. The effect of increases in the prices of products and services would make the Company’s products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products and services comparable to those Deswell offers in lower-cost regions of the world. If the Company does not increase prices to pass on the effect of increases in labor costs, Deswell’s margins and profitability would suffer.

Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, Deswell’s business and financial results will be affected by the exchange rate of RMB to the U.S. dollar, as is discussed in “Exchange Rates” immediately below.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2020.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

Since 2018 the RMB has become depreciated against the U.S. dollar, and the Company’s results have benefited from this depreciation rate. However, over the past 18 months to early 2020, there have been countless back-and-forth negotiations, retaliations and tariff wars between the United States and China. And, it is predicted that uncertain and unpredicted talks between the two countries will be continued throughout the rest of 2020.

We did not hedge our currency risk during the years ended March 31, 2018, 2019 and 2020 and at March 31, 2020, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

For the year ended March 31, 2020, net cash provided by operating activities totaled $13,121,000, including net loss of $1,320,000 and depreciation and amortization expenses of $1,973,000. For the year ended March 31, 2019, net cash provided by operations totaled $2,166,000, including net income of $4,273,000 and depreciation and amortization expenses of $2,114,000. Accounts receivable decreased by $3,136,000 as compared to balances at March 31, 2019, primarily as a result of a decrease in sales during the fiscal year. Inventories decreased by $4,026,000 over levels at March 31, 2019, mainly because of relatively lower level of raw materials maintained during the fiscal year relating to decreased sales turnover. Accounts payable decreased by $1,649,000 over levels at March 31, 2019, primarily because of the decrease in materials purchases.

Net cash used in investing activities amounted to $2,656,000 for the year ended March 31, 2020 while net cash used in investing activities in fiscal year 2019 amounted to $1,399,000. Capital expenditures during these periods totaled $507,000 and $878,000, respectively.

In fiscal year 2020, there was an increase in fixed deposits over three months of $412,000 and an increase in fixed deposits over twelve months of $1,424,000. Also during fiscal year 2020, we acquired marketable securities for $2,121,000 and received $1,620,000 in cash proceeds from the sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2020 was $2,322,000, which was mainly used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2019 was $1,588,000, which was used to fund dividend payments to shareholders.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The current Hong Kong Prime Rate is 5.0% when it was lowered in November 2019 from 5.125% since September 2018. The rate was remained at 5.0% at March 31, 2018.

At March 31, 2020, the Company had cash and cash equivalents of $22,514,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2020, the Company had capital commitments totaling approximately $136,000, mainly for leasehold improvements, plant and machineries, and vehicles, all of which are expected to be disbursed during the year ending March 31, 2021.

A summary of our contractual obligations and commercial commitments as of March 31, 2020 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2021	Period from April 1, 2020 to March 31, 2023	Period from April 1, 2022 to March 31, 2025	Period After March 31, 2025
Operating lease payments	$124	61	63	–	–
Capital commitment	$136	136	–	–	–
Other purchase obligations	$6,580	6,580	–	–	–
Total	$6,840	$6,777	$63	$–	$–

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

We have identified the following most critical accounting policies, that involved a high degree of judgments and estimates, used in the preparation of our consolidated financial statements:

Revenue recognition

Revenue from contracts with customers is recognized using the following five steps pursuant ASC Topic 606, Revenue from Contracts with Customers: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

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

Each year, in evaluation of undiscounted cash flows associated with long-lived assets, the Company assesses whether its long-lived assets at the reporting date are less than the fair value and the sum of undiscounted cash flows. Based on its assessment, the Company did not impair the carrying values of long-lived assets for the years ended March 31, 2018, 2019 and 2020. In fiscal 2020, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

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

During fiscal years 2018, 2019 and 2020, there were no impairment charges on goodwill after management’s assessment and review.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2020 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	76	Chairman of the Board of Directors
Edward So Kin Chung	47	Chief Executive Officer
Chin Pang Li	75	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	74	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	73	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	76	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	42	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 21 years and has been with Deswell for 14 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,490,000 during the year ended March 31, 2020 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2020.

During the year ended March 31, 2020, no options to purchase shares of common stock were granted to the Company’s directors and officers.

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

Employees

At March 31, 2020, the Company employed 1,105 persons on a full-time basis, of which ten were located in Macao and ten were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2020:

•	673 were engaged in plastic injection molding manufacturing, and
•	422 were engaged in contract electronic manufacturing.

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

Through June 30, 2020, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2020, there were options to purchase an aggregate of 470,000 common shares outstanding, and 1,268,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2020, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	8,824,526	(2)	54.8
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

___________

* Less than 1%.

(1)	Based on 15,915,239 shares outstanding on June 30, 2020. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 8,624,526 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2018	2019	2020
Richard Pui Hon Lau	47.0	51.7	54.8
Chin Pang Li	10.1	10.1	10.1

____________

(1)	Based on 15,885,239 shares outstanding at June 30, 2018, 15,915,239 shares outstanding at June 30, 2019, and 15,915,239 shares outstanding at June 30, 2020: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2020, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2020, 10 holders of record with addresses in the United States held approximately 12.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2017 through June 30, 2020, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•	2018 aggregating $1,111,967 which was based on results for the last six months of the year ended March 31, 2017;
•	2019 aggregating $1,588,524, $635,410 of which was based on results for the last six months of the year ended March 31, 2018; and $953,114 of which was based on results of the first six months of the year ended March 31, 2019.
•	2020 aggregating $2,387,386, $1,114,067 of which was based on results for the last six months of the year ended March 31, 2019; and $1,273,219 of which was based on results of the first six months of the year ended March 31, 2020.

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

The Company declared a dividend of $0.08 on November 15, 2019, which was based on the results of the first six months of the year ended March 31, 2020. The dividend was paid on December 13, 2019.

The Company declared a dividend of $0.09 on June 11, 2020, which was based on the results of the last six months of the year ended March 31, 2020. The dividend was paid on July 10, 2020.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2020:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2020 and for the quarter ended June 30, 2020:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2020:

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

Under our 2007 Charter, as amended through March 26, 2010 and applicable to the date of this Report (“our Charter”):

•	our shares are eligible for a direct registration system operated by a securities depository in accordance with NASDAQ Marketplace Rule 5210(c) (formerly Rule 4350(1)).
•	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our U.S. and BVI counsel so as to (a) be consistent with the BVI BC Act, the BVI BC Act having come into force on January 1, 2004 superseding in certain respects the IBC Act, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.
•	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.
•	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.

•	Holders of our shares:
▪	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.
▪	do not have cumulative voting rights in the election of directors.
▪	are entitled to receive dividends if and when declared by our board of directors out of funds legally available under BVI law.
▪	all of common shares are equal to each other with respect to liquidation and dividend rights.
▪	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,915,239 common shares were outstanding on June 30, 2020.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2020, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2018, 2019 and 2020, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2020 of $22,514,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$7,665
Chinese RMB	8,604
Hong Kong dollars	6,057
Macao dollars	158
Euro	2
Japanese yen	24
Pound sterling	1
Others	3
$22,514

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $783,000 as of March 31, 2020 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2020, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2020.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2020 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the financial statements.

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2020, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16B. CODE OF ETHICS

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers (the “Code of Ethics”), which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is included as Exhibit 11.1 to this Annual Report on Form 20-F. The Code of Ethics supplements the Company’s Code of Business Conduct and Ethics applicable to directors, officers and employees generally, available on the Company’s website at http://www.deswell.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2019 and March 31, 2020 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2019 and 2020.

	Year ended March 31,
	2019	2020
	(In thousands)
Audit fees (1)	$200	$192
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$200	$192

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

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of

Deswell Industries, Inc.

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2020 and 2019, and the results of its operations, and its cash flows for each of the three years in the period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Shenzhen, People’s Republic of China

July 17, 2020

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

ASSETS

	March 31,
	2019	2020

Current assets:
Cash and cash equivalents	$14,371	$22,514
Time deposits maturing over three months	371	783
Marketable securities (note 3)	24,446	19,441
Accounts receivable, less allowances for doubtful accounts of $658 and $954 at March 31, 2019 and 2020, respectively	15,734	12,301
Inventories (note 4)	13,030	8,578
Prepaid expenses and other current assets (note 5)	2,006	1,752
Total current assets	69,958	65,369
Property, plant and equipment, net (note 6)	30,211	28,586
Goodwill (note 2)	—	—
Time deposits maturing over twelve months	—	1,424
Total assets	$100,169	$95,379

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$6,253	$4,604
Accrued payroll and employee benefits	5,676	6,077
Customer deposits	1,298	1,172
Other accrued liabilities (note 7)	1,662	1,718
Income taxes payable	657	735
Total current liabilities	$15,546	$14,306
Deferred income tax liabilities (note 8)	659	751
Total liabilities	$16,205	$15,057

Commitments and contingencies (note 10)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares; 17,031,810 and 17,061,810 shares issued as of March 31, 2019 and 2020, respectively; 15,885,239 and 15,915,239 shares outstanding as of March 31, 2019 and 2020, respectively	$53,063	$53,143
Treasury stock at cost; 1,146,571 shares as of March 31, 2019 and 2020 (note 12)	(2,821)	(2,821)
Additional paid-in capital	8,005	7,989
Accumulated other comprehensive income	5,316	5,316
Retained earnings	20,401	16,695
Total shareholders’ equity	83,964	80,322
Total liabilities and shareholders’ equity	$100,169	95,379

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2018	2019	2020
Net sales	$60,667	$66,581	$65,368
Cost of sales	50,953	56,311	53,504
Gross profit	9,714	10,270	11,864
Selling, general and administrative expenses	8,806	9,459	10,026
Other income (expenses), net (note 13)	894	(278)	(425)
Operating income	1,802	533	1,413
Non-operating income (expenses), net (note 14)	4,395	3,884	(2,360)
Income (loss), before income taxes	6,197	4,417	(947)
Income taxes (note 8)	7	144	373
Net income (loss) attribute to Deswell Industries, Inc.	6,190	4,273	(1,320)

Other comprehensive income (loss)	—	—	—
Total comprehensive income (loss) attributable to Deswell Industries, Inc.	$6,190	$4,273	$(1,320)

Net income (loss) per share attributable to Deswell Industries, Inc. (note 2)
Basic: Net income (loss) per share	$0.39	$0.27	$(0.08)
Weighted average common shares outstanding (shares in thousands)	15,885	15,885	15,914

Diluted: Net income (loss) per share	$0.39	$0.27	$(0.08)
Weighted average common shares outstanding (shares in thousands)	15,985	16,059	15,914

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2017	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$12,638	$76,201
Net income	-	-	-	-	-	-	6,190	6,190
Dividends ($0.07 per share)	-	-	-	-	-	-	(1,112)	(1,112)
Balance at March 31, 2018	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$17,716	$81,279
Net income	-	-	-	-	-	-	4,273	4,273
Dividends ($0.1 per share)	-	-	-	-	-	-	(1,588)	(1,588)
Balance at March 31, 2019	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$20,401	$83,964
Exercise of stock options	30,000	80	-	-	(16)	-	-	64
Net loss	-	-	-	-	-	-	(1,320)	(1,320)
Dividends ($0.15 per share)	-	-	-	-	-	-	(2,386)	(2,386)
Balance at March 31, 2020	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$16,695	$80,322

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2018	2019	2020
Cash flows from operating activities
Net income (loss)	$6,190	$4,273	$(1,320)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,138	2,114	1,973
Reversal of (provision for) doubtful accounts, net	(674)	403	297
Additional charges for obsolescence allowance of inventories, net	296	256	426
Loss (gain) on disposal of property, plant and equipment	61	22	(29)
Unrealized holding (gain) loss on marketable securities	(1,401)	(891)	5,179
Gain on sales of marketable securities	(609)	(746)	(29)
Deferred income tax (benefit) expense	(114)	(116)	92
Scrip dividend received	(168)	(33)	(175)
Exchange loss arising from marketable securities	-	-	531
Changes in operating assets and liabilities:
Accounts receivable	(2,079)	(225)	3,136
Inventories	(2,541)	(353)	4,026
Prepaid expenses and other current assets	152	261	254
Accounts payable	3,444	(2,343)	(1,649)
Accrued payroll and employee benefits	923	110	401
Customer deposits	(445)	(409)	(126)
Other accrued liabilities	399	(211)	56
Income taxes payable	127	54	78
Net cash provided by operating activities	5,699	2,166	13,121

Cash flows from investing activities
Purchase of property, plant and equipment	(1,707)	(878)	(507)
Proceeds from sale of property, plant and equipment, net of transaction costs	6	25	188
Purchase of marketable securities	(5,357)	(12,704)	(2,121)
Proceeds from sales of marketable securities	6,580	7,210	1,620
Withdrawal (increase) of fixed deposits maturing over three months	3,232	1,819	(412)
(Increase) withdrawal of fixed deposits maturing over twelve months	(227)	3,129	(1,424)
Net cash provided by (used in) investing activities	2,527	(1,399)	(2,656)

Cash flows from financing activities
Dividends paid	(1,112)	(1,588)	(2,386)
Proceeds from exercise of stock options	-	-	64
Net cash used in financing activities	(1,112)	(1,588)	(2,322)

Net increase (decrease) in cash and cash equivalents	7,114	(821)	8,143
Cash and cash equivalents, beginning of year	8,078	15,192	14,371
Cash and cash equivalents, end of year	$15,192	$14,371	$22,514

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$85	$149	$160

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share and per share data, unless otherwise stated)

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

COVID-19 Considerations

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The coronavirus, or 2019-nCoV, currently appears to be spreading at a fast rate, indicating its highly contagious nature. The coronavirus also displayed a longer incubation period and is contagious before symptoms appear. In reaction towards the outbreak of this new contagious disease defined as COVID-19, an increasing number of countries imposed travel suspensions to/from China following the World Health Organization’s “public health emergency of international concern” (PHEIC) announcement on January 30, 2020. In March 2020, the World Health Organization categorized the COVID-19 as a pandemic, and most of the world experienced the detrimental effects of this health crisis, including widespread economic shutdowns.

For the month after the outbreak of COVID-19, domestic business activities in China had been disrupted by a series of emergency quarantine measures taken by the government. In February 2020, the Company’s plants in PRC were temporarily suspended for 1 to 2 weeks according to the instruction of the local government, related to the COVID-19. Emergency quarantine measures and travel restrictions caused business disruptions across China. The evolution of quarantine measures and travel restrictions resulted in negative consequences for our business operations including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis. The Company’s business was negatively impacted and is expected to generate lower revenue and net income during the period from April 2020. Our supply chain is subject to the business interruptions arising from these measures. If the pandemic continues in the second half of 2020, our business and financial results in the future will likely be adversely affected.

The extent to which COVID-19 negatively impacts our business results is highly uncertain and cannot be accurately predicted. We believe that COVID-19 outbreak and the measures taken to control it may have a large negative impact on economic activities in China. A majority of our business operations and our supply chain are conducted in China, which are expected to be negatively affected by COVID-19 outbreak. The magnitude of this negative effect on the continuity of our business operation and supply chains in China remains uncertain. These uncertainties impede our ability to conduct our daily operations and could materially and adversely affect our business, financial condition and results of operations. As of March 31, 2020, the Company’s manufacturing facilities resumed normal operations. The Company did not record any asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2020. However, if the customer demand is persistently weak in coming months or the operations of its plants in PRC are instructed to suspend again, the Company may require such charges.

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

Leases-The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

When the Company is the lessor, minimum contractual rental from leases is recognized on a straight-line basis over the non-cancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. If later, the billing amount exceeds the straight-line rental revenue, the variance will be credited to accrued straight-line rents receivable. Contingent rental revenue is accrued when the contingency is removed.

Impairment of long-lived assets-Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

2. Summary of Significant Accounting Policies - continued

Revenue recognition –

Revenue from contracts with customers is recognized using the following five steps pursuant ASC Topic 606, Revenue from Contracts with Customers: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

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

2. Summary of Significant Accounting Policies - continued

Disaggregation of Revenues:

The following table disaggregates product sales by business segment and by geography, which provides information as to the major source of revenue. See Note 16 for additional description of our reportable business segments.

	Year ended March 31, 2019
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,504	$11,358	$12,862
PRC	25,637	5,135	30,772
United Kingdom	255	3,331	3,586
Hong Kong	1,195	3,531	4,726
Europe	188	7,998	8,186
Others	-	6,449	6,449
Total net sales	$28,779	$37,802	$66,581

	Year ended March 31, 2020
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,265	$9,963	$11,228
PRC	22,567	4,530	27,097
United Kingdom	159	4,693	4,852
Hong Kong	1,202	4,986	6,188
Europe	153	9,674	9,827
Others	7	6,169	6,176
Total net sales	$25,353	$40,015	$65,368

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

	Year ended March 31,
Allowance for doubtful account	2018	2019	2020

Balance at beginning of the year	$1,252	$270	$658
Provision for the year	34	419	297
Bad debt recovery	(708)	(16)	-
Written off	(308)	(15)	(1)
	$270	$658	$954

The provision and the bad debt recovery for the years were charged to other income (expenses), net in consolidated statements of comprehensive income (loss).

Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2018, 2019 and 2020, shipping and handling costs expensed to selling expenses were $557, $529 and $481, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2018, 2019 and 2020, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.3916, 6.7472 and 7.0246 as of March 31, 2018, 2019 and 2020, respectively. Aggregate net foreign currency transaction (loss) gain included in other income (expenses) were, $(56), $(82) and $505 for the years ended March 31, 2018, 2019 and 2020, respectively.

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

There were no stock options granted during the year ended March 31, 2018, 2019 and 2020.

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

Basic net income (loss) per share and diluted net income (loss) per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2018	2019	2020
Net income (loss) attributable to Deswell Industries, Inc.	$6,190	$4,273	$(1,320)

Basic weighted average common shares outstanding	15,885	15,885	15,914

Basic net income (loss) per share	$0.39	$0.27	$(0.08)

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2018	2019	2020

Basic weighted average common shares outstanding	15,885	15,885	15,914
Effect of dilutive securities – Options	100	174	-
Diluted weighted average common and potential common shares outstanding	15,985	16,059	15,914

Diluted net income (loss) per share	$0.39	$0.27	$(0.08)

During the year ended March 31, 2020, 107,000 outstanding stock options were not included in the computation of diluted net loss per share, because to do so would have had an antidilutive effect due to our net loss for the year ended March 31, 2020.

Use of estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant accounting estimates and assumptions include, but are not limited to, those used for assessment for impairment of long-lived assets, allowance for doubtful accounts, inventory valuation for excess and obsolete inventories, impairment assessment of goodwill, and depreciation lives of property and equipment. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

Fair value of financial instruments -The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in this update create Topic 842, Leases, and supersede the leases requirements in Topic 840, Leases. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The main difference between Topic 842 and Topic 840 is the recognition of lease assets and lease liabilities for those leases classified as operating leases under Topic 840. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. Effective April 1, 2019, the Company adopted the ASU 2016-02, Leases, which requires the recognition of lease assets and these liabilities by leases for those leases classified as an operating lease under previous guidance. The original guidance required application on a modified retrospective basis with the earliest period presented. In August, 2018, the FASB issues ASU 2018-11, Targeted Improvements to ASC 842, which included an option to not restate comparative periods in transition and elect to use the effective date of ASC 842, Leases, as the date of initial application of transition which we elected. The adoption of ASC 842 did not have a material impact on the Company’s consolidated financial statements, as the Company’s operating lease contracts mainly had a term of one year or less as of April 1, 2019. Refer to Note 9 — Leases for additional information regarding the adoption of ASC 842 from a lessor as well as from a lessee perspective.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation—Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Some of the areas for simplification apply only to nonpublic entities. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under the new revenue recognition standard set forth in ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Effective April 1, 2019, the Company adopted ASU 2018-07, which did not have a material impact on the Company’s consolidated financial statements.

2. Summary of Significant Accounting Policies - continued

Recent Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. The Company will adopt ASU 2016-13 effective April 1, 2020. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of the adoption of ASU 2019-12, but does not expect it to have a material impact on income taxes as reported in its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong and Australian Securities Exchange.

	March 31,
	2019	2020

Cost	$21,746	$21,920

Market value	$24,446	$19,441

Included in Non-operating income (expenses), net were unrealized gain (loss) for the years ended March 31, 2018, 2019 and 2020 of $1,401, $891 and $(5,179), respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2018, 2019 and 2020 were $6,580, $7,210 and $1,620 respectively and realized gain from sales of marketable securities for the years ended March 31, 2018, 2019 and 2020 were $609, $746 and $29, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2019	2020

Raw materials	$7,020	$4,668
Work-in-progress	3,884	2,386
Finished goods	2,126	1,524
	$13,030	$8,578

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2018	2019	2020

Balance at beginning of the year	$3,570	$3,634	$3,890
Additional charges, net	296	256	426
Written off	(232)	-	-
Balance at the end of the year	$3,634	$3,890	$4,316

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2019	2020

Value added tax recoverable	$322	$330
Rental and utility deposit	20	21
Advance to suppliers	220	107
Prepayment	526	427
Coupon and dividend receivable	109	114
Others	809	753
	$2,006	$1,752

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2019	2020
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	38,839	37,559
Furniture, fixtures and equipment	11,642	11,292
Motor vehicles	1,513	1,512
Leasehold improvements	3,832	3,908
Impairment	(3,093)	(2,951)
	84,966	83,553
Less: accumulated depreciation and amortization	(54,755)	(54,967)
Net book value	$30,211	$28,586

Included in furniture, fixtures and equipment is computer software with net values of $26 and $34 as of March 31, 2019 and 2020, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2019	2020
Land use right of state-owned land and buildings erected thereon (a)	$28,077	$28,077
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$32,233	$32,233

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2020, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

Included in leasehold land and buildings is property on lease with net values of $6,224 and $7,265 as of March 31, 2019 and 2020, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2019	2020

Cost	$8,831	$10,623
Less: accumulated depreciation and amortization	(2,607)	(3,358)
Net book value	$6,224	$7,265

During the years ended March 31, 2018, 2019 and 2020, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $2,138, $2,114 and $1,973 during the years ended March 31, 2018, 2019 and 2020, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2019	2020

Accrued expenses	$541	$541
Others	1,121	1,177
	$1,662	$1,718

8. Income Taxes

Net income (loss) before taxes of $6,197, $4,417 and $(947) were solely attributed by non-U.S. for the years ended March 31, 2018, 2019 and 2020, respectively.

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2018:16.5%, 2019:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

In accordance with the PRC Income Tax Law, the standard income tax for all subsidiaries operating in the PRC is 25%.

The provision for income taxes consists of the following:

	Year ended March 31,
	2018	2019	2020
Current tax
- PRC	$173	$236	$265
Deferred tax	(166)	(92)	108
	$7	$144	$373

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2018	2019	2020
Provision for income taxes at statutory tax rate in the PRC	$1,549	$1,105	$(236)
Tax rate differential on entities not subject to PRC income tax	(797)	(284)	1,281
Effect of income for which no income tax is chargeable	(757)	(791)	(850)
Effect of expense for which no income tax is deductible	207	142	139
Net change in valuation allowances	(195)	(22)	39
Over provision of income tax in previous years	-	(6)	-
Effective tax	$7	$144	$373

8. Income Taxes - continued

The net deferred income tax consists of the following:

	March 31,
	2019	2020
Deferred income tax assets	$-	$-
Deferred income tax liabilities	(659)	(751)
Net deferred income tax liabilities	$(659)	$(751)

The components of net deferred income tax are as follows:

	March 31,
	2019	2020
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$-	$-
Provision of employee benefits	582	803
Depreciation and amortization	85	(248)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,277)	(1,016)
Others	110	(93)
Less: Valuation allowances	(159)	(197)
Net deferred income tax liabilities	$(659)	$(751)

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2020.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2019 and 2020, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2018	2019	2020

Balance at the beginning of the year	$316	$424	$482
Increase related to current year tax positions	108	58	253
Balance at end of the year	$424	$482	$735

8. Income Taxes - continued

At March 31, 2019 and 2020, there are $482 and $735 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2018, 2019 and 2020, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay, should the income tax rate used, taxable income and deductible expenses for tax purpose recognized in accordance with tax laws and regulations. The Company is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2019 and 2020 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2020, the minimum future rental income to be received is as follows:

Year ending March 31, 2021	$420
Year ending March 31, 2022	6
Total minimum future rental income	$426

The following table represents lease income recognized in the consolidated statements of comprehensive income (loss) for the year ended March 31, 2020.

Operating lease income	$1,564

Other information:

Operating cash flows from operating leases as lessor	$1,552

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of April 1, 2019, the Company had lease contracts with a term of one year or less. During the year ended March 31, 2020, the Company has entered into a renewed lease that have not yet commenced with future total lease payments of $104. The lease for office space will commence in fiscal year 2021 with lease term of 2 years. As the total lease payments was insignificant, the Company did not recognize any ROU assets and operating lease liabilities in the consolidated balance sheets. Rental expenses under operating leases included in the consolidated statements of comprehensive income (loss) were $68, $72 and $74 for the years ended March 31, 2018, 2019 and 2020, respectively.

9. Lease - continued

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income (loss) for the year ended March 31, 2020. Lease costs are included in selling, general and administrative expense on the Company’s consolidated statements of comprehensive income (loss).

Lease costs

Operating lease costs	$74
Total lease costs	$74

Supplemental cash flow information for our leases was as follows
Cash Paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	$60

10. Commitments and Contingencies

The Company leases premises offices under non-cancelable operating lease agreements. See note 9 for future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more.

At March 31, 2020, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $136, which are expected to be disbursed during the year ending March 31, 2021.

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $800, $751 and $640 included in the consolidated statements of comprehensive income (loss) related to this plan, which is calculated at the range of 8% to 14%of the average monthly salary, was provided for the years ended March 31, 2018, 2019 and 2020, respectively.

12. Stock Option Plan

On March 15, 1995, the Company adopted the 1995 Stock Option Plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 1,012,500 shares of Common Stock. On September 29, 1997, the Company approved an increase of 549,000 shares making a total of 1,561,500 shares of common stock available under the stock option plan. On January 7, 2002, the Company adopted the 2001 Stock Option Plan to purchase an additional 1,125,000 shares of Common Stock. On September 30, 2003, the Company adopted the 2003 Stock Option Plan to purchase an additional 900,000 shares of Common Stock. On September 19, 2005, the Company’s shareholders approved an increase of 500,000 shares making a total of 1,400,000 shares of common stock available under the 2003 Stock Option Plan. On August 17, 2007, the Company’s Board of Directors, subject to shareholders’ approval, approved an increase of 400,000 shares making a total of 1,800,000 shares of common stock available under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on October 9, 2007. On August 13, 2010, the Company’s Board of Directors, subject to shareholders’ approval, approved an increase of 800,000 shares making a total of 2,600,000 shares of common stock available under the 2003 Stock Option Plan. The Company’s shareholders approved this amendment at the Company’s Annual Shareholders’ Meeting held on September 16, 2010.

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

As of March 31, 2020, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

12. Stock Option Plan - continued

	Year ended March 31,
	2018			2019			2020
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	532,000	$2.1	$0.51	506,000	$2.1	$0.51	500,000	$2.1	$0.51
Exercised during the year	-	$-	$-	-	$-	$-	(30,000)	$2.14	$0.55
Cancelled during the year	(26,000)	$2.1	$0.55	(6,000)	$2.09	$0.55	-	$-	$-
Outstanding and exercisable at the end of the year	506,000	$2.1	$0.51	500,000	$2.1	$0.51	470,000	$2.1	$0.51

Range of exercise price per share	$2.09 to $2.14	$2.09 to $2.14	$2.09 to $2.14

During the years ended March 31, 2018, 2019 and 2020, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2018, 2019 and 2020. The weighted average remaining contractual life of the share options outstanding at March 31, 2020 was 4.0 years. At March 31, 2019 and 2020, there were 1,268,000 and 1,268,000 options available for future grant under the plans, respectively.

As of March 31, 2020, the Company had outstanding stock options to acquire an aggregate of 470,000 shares of common stock with an intrinsic value of $58. Of those outstanding options, 470,000 shares had vested as of March 31, 2020, representing an intrinsic value of $58. As of March 31, 2019, the Company had outstanding stock options to acquire an aggregate of 500,000 shares of common stock with an intrinsic value of $445. Of those outstanding options, 500,000 shares had vested as of March 31, 2019, representing an intrinsic value of $445.

The total intrinsic value of options exercised amounted to $26 during the year ended March 31, 2020.

13. Other income (expenses), net

Other income (expenses), net consist of the following:

	Year ended March 31,
	2018	2019	2020

(Loss) gain on disposal of property, plant and equipment, net	$(61)	$(22)	$29
Exchange loss, net	(56)	(82)	(505)
Reversal of (provision for) doubtful accounts, net	674	(403)	(297)
Others	337	229	348
Other income (expenses), net	$894	$(278)	$(425)

14. Non-operating income (expenses), net

Non-operating income (expenses), net consist of the following:

	Year ended March 31,
	2018	2019	2020
Dividend income from marketable securities	$859	$738	$1,049
Interest income from bank deposits	267	184	218
Unrealized gain (loss) from marketable securities	1,401	891	(5,179)
Realized gain from sales of marketable securities	609	746	29
Rental income	1,111	1,455	1,564
Others	148	(130)	(41)
Non-operating income (expenses), net	$4,395	$3,884	$(2,360)

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2018, 2019 and 2020 are as follows:

	Percentage of net sales Year ended March 31,
	2018	2019	2020

Customer A	10.8%	*	*
Customer B	*	11.5%	12.0%
Customer C	10.8%	*	*
Customer D	12.8%	12.5%	11.6%
Customer E	11.9%	11.1%	18.7%

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2019 and 2020, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2019	2020

Customer A	14.4%	10.2%
Customer B	10.8%	*
Customer C	26.0%	14.6%
Customer D	*	10.0%

* Less than 10%

There were $308, $15 and $1 accounts receivable written off during the years ended March 31, 2018, 2019 and 2020, respectively. There were net reversal of (provision for) doubtful accounts of $(674), $403 and $297 during the years ended March 31, 2018, 2019 and 2020, respectively. At March 31, 2019 and 2020, allowances for doubtful accounts were $658 and $954, respectively.

Concentrations of Suppliers- For the years ended March 31, 2018, 2019 and 2020, the Company had no single suppliers contributed over 10% of total purchase.

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

Investment price risk - The Company is exposed to equity price risk on marketable securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong and the Australia Securities Exchange. Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Company’s liquidity needs. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

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

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2018, 2019 and 2020 are as follows:

	Year ended March 31,
	2018			2019			2020
	Net sales	Intersegment Sales	Income (loss) Before incom tax	Net sales	Intersegment Sales	Income (loss) Before income tax	Net sales	Intersegment Sales	Income (loss) Before Income tax

Segment:
Injection molded plastic parts	$28,609	$(394)	$5,405	$28,956	$(178)	$3,686	$25,531	$(178)	$(1,197)
Electronic products	32,512	(60)	2,047	37,865	(62)	2,077	40,077	(62)	1,544

Segment total	$61,121	$(454)	$7,452	$66,821	$(240)	$5,763	$65,608	$(240)	$347

Reconciliation to consolidated totals:
Sales eliminations	(454)	454	-	(240)	240	-	(240)	240	-
Corporate expenses			$(1,255)			$(1,346)			$(1,294)
Consolidated totals:
Net sales	$60,667	$-		$66,581	$-		$65,368	$-
Income (loss) before income taxes			$6,197			$4,417			$(947)

	Year ended March 31,
	2018		2019		2020
	Interest Income From Bank deposits	Interest expenses	Interest Income From Bank deposits	Interest expenses	Interest Income From Bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$257	$-	$173	$-	$204	$-
Electronic products	10	-	11	-	14	-
Consolidated total	$267	$-	$184	$-	$218	$-

	Year ended March 31,
	2018			2019			2020
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$72,691	$1,644	$1,802	$71,615	$711	$1,849	$66,741	$251	$1,754
Electronic products	27,708	63	336	28,554	167	265	28,638	256	219

Consolidated Totals	$100,399	$1,707	$2,138	$100,169	$878	$2,114	$95,379	$507	$1,973

16. Segment Information - continued

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2018	2019	2020
Net sales
United States of America	$10,630	$12,862	$11,228
PRC	30,077	30,772	27,097
United Kingdom	2,878	3,586	4,852
Hong Kong	4,610	4,726	6,188
Europe	8,304	8,186	9,827
Others	4,168	6,449	6,176
Total net sales	$60,667	$66,581	$65,368

The location of the Company’s identifiable assets is as follows:

	March 31,
	2019	2020
Hong Kong and Macao	$46,077	$42,412
PRC	54,092	52,967
Total identifiable assets	100,169	95,379
Goodwill	-	-
Total assets	$100,169	$95,379

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $61,240 (equivalent to RMB 413 million) and $58,918 (equivalent to RMB 413 million) as of March 31, 2019 and 2020, respectively.

Balance sheets

	March 31,
	2019	2020

Assets

Current assets:
Cash and cash equivalents	$566	$902
Prepaid expenses and other current assets	41	42
Amounts due from subsidiaries	23,641	19,525
Total current assets	24,248	20,469
Investments in subsidiaries	61,447	61,563
Total assets	$85,695	$82,032

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,588	$1,588
Other accrued liabilities	143	122
Total current liabilities	1,731	1,710
Total shareholders’ equity	83,964	80,322
Total liabilities and shareholders’ equity	$85,695	$82,032

Statements of comprehensive income (loss)

	Year ended March 31,
	2018	2019	2020

Equity in earnings of subsidiaries	$7,586	$5,778	$115
Operating expenses	1,396	1,505	1,435
Income (loss) before income taxes	6,190	4,273	(1,320)
Income taxes	-	-	-
Net income (loss)	6,190	4,273	(1,320)
Share of other comprehensive income (loss) of subsidiaries	-	-	-
Total comprehensive income (loss)	$6,190	$4,273	$(1,320)

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2018	2019	2020
Cash flows from operating activities
Net income (loss)	$6,190	$4,273	$(1,320)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings of subsidiaries	(7,586)	(5,778)	(115)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(28)	17	(1)
Amounts due from subsidiaries	2,625	3,355	4,116
Accrued payroll and employee benefits	2	(2)	-
Other accrued liabilities	(6)	30	(21)
Net cash provided by operating activities	1,197	1,895	2,659

Cash flows from financing activities
Dividends paid	(1,112)	(1,588)	(2,387)
Proceeds from exercise of stock options	-	-	64
Net cash used in financing activities	(1,112)	(1,588)	(2,323)

Net increase in cash and cash equivalents	85	307	336
Cash and cash equivalents, beginning of year	174	259	566
Cash and cash equivalents, end of year	$259	$566	$902

a)	Basis of presentation

In Deswell Industries, Inc.-only financial statements, Deswell Industries, Inc.’s investments in subsidiaries are stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. Accordingly, such financial statements should be read in conjunction with the Company’s consolidated financial statements.

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

For the years ended March 31, 2018, 2019 and 2020, related party transactions were mainly composed of $120 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each of the years.

DESWELL INDUSTRIES, INC.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 23 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2020 formatted in eXtensible Business Reporting Language (XBRL):

(a) Consolidated Balance Sheets as of March 31, 2019 and 2020; (b) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2018, 2019 and 2020; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2018, 2019 and 2020; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2018, 2019 and 2020; and (e) Notes to Consolidated Financial Statements

___________

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

Date: July 17, 2020