Form 20-F
period 2021-03-31
DESWELL INDUSTRIES INC
filed 2021-07-23
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended March 31, 2021

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from                          to

OR

  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of March 31, 2021, there were 15,915,239 common shares of the registrant outstanding.

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

Except where the context otherwise requires and for purposes of this Report only:

•	“we,” “us,” “our Company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;
•	“shares” refer to our common shares, no par value;
•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;
•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
•	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
•	“BVI” refers to the British Virgin Islands;
•	all references to:
▪	renminbi,” “RMB” or yuan are to the legal currency of China, of which the yuan is the base unit;
▪	“HK dollars” or “HK$” are to the legal currency of Hong Kong;
▪	“MOP$” are to the legal currency of Macao;
▪	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and
▪	“fiscal year,” e.g., “fiscal 2021,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included at page F-1 of this Annual Report. The selected Comprehensive Income (loss) Data for each of the three fiscal years in the period ended March 31, 2021, and the Balance Sheet data as of March 31, 2020 and 2021 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Comprehensive Income (loss) Data for the years ended March 31, 2017 and 2018, and the Balance Sheet data as of March 31, 2017, 2018 and 2019 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

Selected Financial Data (1)

Consolidated Statement of Comprehensive Income (Loss) Data:	(in thousands except per share and statistical data) Year ended March 31,
	2017	2018	2019	2020	2021
Net sales	$44,522	$60,667	$66,581	$65,368	$64,886
Cost of sales	37,073	50,953	56,311	53,504	51,720
Gross profit	7,449	9,714	10,270	11,864	13,166
Selling, general and administrative expenses	8,856	8,806	9,459	10,026	10,310
Other income (expenses), net	(696)	894	(278)	(425)	405
Operating (loss) income	(2,103)	1,802	533	1,413	3,261
Non-operating income (loss), net	3,688	4,395	3,884	(2,360)	5,445
Income (loss) before income taxes	1,585	6,197	4,417	(947)	8,706
Income taxes	209	7	144	373	475
Income (loss) from continuing operations, after income taxes	1,376	6,190	4,273	(1,320)	8,231
Loss from discontinued operations, net of tax	-	-	-	-	-
Net income (loss) attributable to Deswell Industries, Inc.	1,376	6,190	4,273	(1,320)	8,231
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities	(3)	-	-	-	-
Reclassification adjustment in connection with loss on disposal of available-for-sale securities transferred to profit or loss	14	-	-	-	-
Total comprehensive income (loss) attributable	$1,387	$6,190	$4,273	$(1,320)	$8,231
Net income (loss) per share attributable to Deswell Industries, Inc.
Basic and Diluted:
Income (loss) from continuing operations per share(2)	$0.09	$0.39	$0.27	$(0.08)	$0.52
Loss from discontinued operations per share(2)	$-	$-	$-	$-	$-
	$0.09	$0.39	$0.27	$(0.08)	$0.52
Basic weighted average common shares outstanding (shares in thousands)	16,035	15,885	15,885	15,914	15,915
Diluted weighted average common shares outstanding (shares in thousands)	16,035	15,985	16,059	15,914	16,047
Statistical Data:
Gross margin from continuing operations	16.7%	16.0%	15.4%	18.1%	20.3%
Operating margin from continuing operations	(4.7%)	3.0%	0.8%	2.2%	5.0%
Dividends per share	$0.105	$0.07	$0.10	$0.15	$0.18

Balance Sheet Data:
	2017	2018	2019	2020	2021
Working capital(3)	$42,196	$50,560	$54,412	$51,063	$57,472
Total assets	90,987	100,399	100,169	95,379	107,860
Long-term debt, less current portion	-	-	-	-	-
Total debt	-	-	-	-	-
Shareholders’ equity	76,201	81,279	83,964	80,322	85,689

(1)	Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See “Financial Statements and Currency Presentation.”
(2)	Basic income (loss) per share excludes dilution from potential common shares and is computed by dividing net income (loss) attributable to Deswell shareholders by the weighted-average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution from potential common shares.
(3)	Deferred tax liabilities of $889 as of March 31, 2017 has been retrospectively classified from current liabilities to long-term liabilities. The working capital of this year is adjusted accordingly.

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

The global spread of COVID-19 continues to significantly increase economic and demand uncertainty, with certain countries such as the United States having declared a recession in 2020, but seeing significant economic growth in the first months of 2021, including China. Despite the Chinese government’s efforts in reviving China’s economy, China’s economy experienced a significant slowdown in 2020 due to the COVID-19 outbreak, and while economic activity appears to be rebounding in 2021, there remains uncertainty on how soon economic activity in China will rebound to the level prior to the COVID-19 pandemic. The global economy may continue to deteriorate in the future and have an adverse impact on China’s economy, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of products in the industry, affect prices, and cause other adverse impacts on the industry we are in. An economic downturn including financial market disruption, or a market perception that this situation may occur or develop, may also cause increase of financing costs, or reduce or even diminish available sources of financing for operation or expansion.

The extent to which COVID-19 continues to impact raw material prices in 2021 will depend on the rate of inflation and future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. All of these factors may affect our overall financial performance in 2021, although we cannot quantify the full impact at this time. We cannot foresee whether the continued outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact even with if a vaccine now available. If the continued outbreak of COVID-19, including any new strains of the virus or if a second wave of the virus hits China, is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in China’s economic growth, weakened liquidity and financial condition of our customers and other factors that we cannot foresee. Any of these factors, and other factors beyond our control, could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict adversely impacting our employees and customers, and materially and adversely impact our business, financial condition and results of operations.

       To date, our manufacturing facilities are under normal operations. We have been proactively following antivirus measures from provincial government agencies to protect the health and safety of our employees and such measures have helped in maintaining our steady production. However, we cannot assure that future closures or reductions of our operations or production may not be necessary in upcoming months as a result of business interruptions arising from protective measures being taken by governmental agencies or of other consequences of the COVID-19 outbreak and the impact of COVID-19 may exacerbate other risk factors discussed herein affecting our business, any of which could have a material effect on us.

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2021, we had four major customers, each accounting for more than 10% of our net sales and together for 51.7% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment, COVID-19 or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

Despite COVID-19 infections still on the rise and inadequate vaccination progress in many countries, the global growth outlook has improved, following a sharp contraction of 3.6 percent in 2020, the global economy is now projected to expand by 5.4 percent in 2021 based on the World Economic Situation and Prospects as of Mid-2021, published by the United Nations on May 11, 2021. However, economic progress has been highly uneven across regions. Despite an improvement in growth prospects at the global level, we believe that the global economy is facing a confluence of risks, such as an escalation of trade disputes, an abrupt tightening of global financial conditions, and intensifying climate risks. While economic activity in the commodity exporting countries, notably fuel exporters, is gradually recovering, growth remains susceptible to volatile commodity prices. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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
18.8%
12.9%
15.4%
22.0%
15.7%
18.1%
23.6%
18.8%
20.3%
2019
2020
2021
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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2021 under U.S. income tax laws and may be a PFIC for years after fiscal 2021. If we were a PFIC in fiscal 2021, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2021 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

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

China's annual inflation rate jumped to 1.3 percent in May 2021, the highest since September 2020, amid efforts to stimulate the economy since the COVID-19 outbreak. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in the past few years has in general increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2021. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2006 to March 31, 2021
8.500
8.000
7.500
7.000
6.500
6.000
5.500
8.025
7.731
7.012
6.836
6.826
6.560
6.319
6.274
6.163
6.109
6.449
6.731
6.280
6.712
6.966
6.776
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 90.5% of the Company total, about 37.2%, 37.0% and 36.9% were in RMB during the years ended March 31, 2019, 2020 and 2021, respectively.

Since the PRC government enacted reform in its RMB exchange rate regime, the RMB has appreciated against the U.S. dollar since 2007 to 2015, resulting an adverse effect on the Company’s financial results. However, this trend has become unstable since 2015 to 2018. The RMB then has become depreciated again the U.S. dollar since 2018 to early 2020. The Company’s financial results have been benefited from this depreciation trend. Nonetheless, there is no overturn in the U.S.-China relations since the inauguration of Joseph Biden as the new U.S. President. In fact, the Biden administration continues to place sanctions on Chinese telecom companies, financial sanctions on Chinese officials and challenge China’s human rights policy and administration over Hong Kong. It is difficult to predict how the situation between the United States and Chinese government will develop, which in turn affect the exchange rate between the dollar and RMB.

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

If our customers experience financial difficulty, we could have problems recovering amounts owed to us from these customers, or demand for our products and services from these customers could decline. If one or more of our customers, particularly customers to which we have extended substantial credit and which have become material account debtors on our accounts receivables, were to become insolvent or otherwise were unable to pay for the products or services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following:

•	provision or increased provision for credit losses,
•	a charge for inventory write-offs,
•	a reduction in revenue,
•	decreases in cash, and
•	increases in working capital requirements.

Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

At March 31, 2021, we had cash on hand of $20.2 million and time deposits maturing over three months of $2.7 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $10.1 million was held in banks and other financial institutions in Hong Kong, $4.5 million in Macao and $8.3 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$64,516 based on the midpoint exchange rate for June 30, 2021 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$62,657 based on the midpoint exchange rate for June 30, 2021 reported by “Historical Exchange Rates” at http:// www.oanda.com/currency/historical-rates/) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

Uncertainty and adverse changes in the economy and financial markets may also increase the competitive environment in our market segments which could also impact our operating results. In addition, the EMS industry is currently experiencing excess manufacturing capacity and has seen increased competition. To stay competitive, we have had retired some old machines and reinvested in some state of the art ones in order to best achieve high efficiency, precision and quality. In February and May 2021, the Company had acquired new state-of-the-art manufacturing equipment for a total of over $800,000 to both of the operating divisions.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2019, 2020 and 2021:

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

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and allocation of resources. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. Some of the government measures while benefiting the overall Chinese economy, may have a negative effect on and materially and adversely affect our financial conditions, results of operation and our overall competitive position.

While the PRC economy has grown significantly over the past several decades, the growth has been uneven across different periods, regions and among various economic sectors of China, and the rate of growth has been slowing. Any slowdown in the economic growth of China could lead to reduced demand, which could materially and adversely affect our business’s financial condition and results of operations.

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2021, we maintained fire, casualty and theft insurance aggregating approximately $121 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2021, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

The performance and reliability of the internet infrastructure and fixed telecommunication in China may affect our business operations.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our business operations depend on the performance and reliability of the internet infrastructure and the fixed telecommunication service provided in China. The internet infrastructure in China may not support the demands associated with continued growth in internet usage generally or for our business purposes and we may not have access to alternative networks in the event of disruptions, failures or other problems.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 24 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our number two market in fiscal years ended March 31, 2019, March 31, 2020. See Item 4 “Information on the Company – Customers and Marketing” on page 30 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. During fiscal year 2021, the U.S.-China relation during the Trump-administration had hit a low point. The United States fell out of the top three significant geographical markets of the Company’s products. Following the swearing in of Joseph Biden as the new United States President in January 2021, the United States and China held the first high-level meeting in March 2021, however the meeting ended in heated arguments.

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

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. Over the 18 months that have followed since, the two countries have been embroiled in countless back-and-forth negotiations, introduced foreign technology restrictions, fought several WTO cases, consequently leading U.S.-China trade tensions to the brink of a full-blown trade war So far, the U.S. has slapped tariffs on US$550 billion worth of Chinese products. China, in turn, has set tariffs on US$185 billion worth of U.S. goods. For many months, neither China nor the United States showed signs of wanting to back down. But finally, on January 15, 2020, the first signs of a truce were seen, when the two sides signed the Phase One Deal, which officially agreed to the rollback of tariffs and expansion of trade purchases. Up till mid-May, China has announced its fifth list of U.S. products eligible to be excluded from retaliatory tariffs. This tariff waiver will take effect from May 19, 2020 through to May 18, 2021.

Most of the elevated tariffs imposed at the height of the U.S.-China trade war have remained in place and affect over half of all trade flows between the two countries. Inside the United States, it is argued that the tariffs on China could harm the U.S. economy. Though President Joseph Biden, after taking office, has admitted that he disagreed with Donald Trump’s approach to China, he is not in a hurry to reverse his predecessor’s policies. His administration had suggested that it is open to using tariffs to fight China’s unfair trade practices.

The trade controversy between the United States and China is still evolving, and we cannot predict future trade policy. However, future tariffs could cover more or all of our products, resulting in an adverse effect on our operations, including customer demand, or on the prevailing market price of our common shares.

Future relocation of certain manufacturing lines may not be successful.

The outcome of the trade controversy between the United States and China is not predictable as of this time. In order to mitigate the uncertainties caused by the issue, we have been studying the feasibility of reallocating part of our production to Southeast Asian countries since 2018. Last year, we engaged an internationally-recognized professional service firm to provide advice and assistance in the completion of required statutory procedures for the incorporation of a wholly foreign invested enterprise in Vietnam (the “FIE”). However, we were advised that our proposed investment plan might not fulfil the requirement for the application of the certificate of origin in Vietnam, the incorporation procedures in Vietnam were suspended.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce by 25 in the fiscal year ended March 31, 2021 after decreasing our workforce by 100 in the fiscal year ended March 31, 2020. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2021, approximately 54.7% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of March 31, 2021, our balance sheet included approximately $27.3 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

China’s U.S. stock market issues may raise investors’ concerns.

Since 2017, a series of Chinese companies listed on the New York Stock Exchange and NASDAQ saw their share prices substantially drop after going public, as compared to Non-Chinese companies. The difference in performance is thought to be due to heightened concerns over standards of corporate governance. The SEC made repeated mention of emerging markets, including China, in a warning to investors over the book-keeping standards of foreign companies listed in the U.S., that there could be substantially great risk that disclosures will be incomplete or misleading. These issues and the past performances of Chinese companies could make the U.S. stock markets less attractive to all sorts of companies from China or could lead to possible decreases in Chinese concept share valuations. As a result, investors may suffer losses as Deswell’s main operations are located in China.

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

On August 6, 2020, the President’s Working Group on Financial Markets (“PWG”) released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or Non-Cooperating Jurisdictions (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. After we are listed on the NASDAQ, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NASDAQ, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ordinary shares trading in the United States.

On May 20, 2020 and December 2, 2020, the U.S. Senate and the U.S. House of Representatives, respectively, passed S. 945, the Holding Foreign Companies Accountable Act, or the “Kennedy Bill.” U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, which will require the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. See “— We could be delisted if we are unable to meet the PCAOB inspection requirements in time.” On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. These bills amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States, including ours.

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

We could be adversely affected if proposed legislation is adopted regarding improved access to audit and other information and audit inspections of accounting firms, including registered public accounting firms operating in the PRC such as our auditor, or if NASDAQ's proposals requiring additional criteria for companies operating in “restrictive markets” become effective.

It remains unclear what further actions the SEC, the PCAOB or NASDAQ will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. Any such actions could materially affect our operations and stock price, including by resulting in our being de-listed from NASDAQ or being required to engage a new audit firm, which would require significant expense and management time.

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

The enactment of the Holding Foreign Companies Accountable Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our securities could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NASDAQ and our securities will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

As of June 30, 2021, the Chairman of the Board of Directors of the Company, Richard Pui Hon Lau, beneficially owned approximately 57.9% of our outstanding common shares, allowing Mr. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2021, members of our senior management and Board of Directors as a group, including Mr. Lau, beneficially owned approximately 67.7% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

All entities are required to provide information to enable the International Tax Authority in the BVI to monitor whether the relevant entity is carrying on relevant activities and, if so, whether it is complying with the economic substance requirements. The information will be uploaded by the entity's registered agent and integrated into the BVI's existing Beneficial Ownership Secure Search (BOSS) system.

Penalties will be imposed for failure to provide required information or for operating an entity in breach of the economic substance requirements, which may include substantial fines, imprisonment and eventually the entity may be deregistered.

During the year ended March 31, 2021, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2021.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2019, 2020 and 2021 included the following (dollar amounts in thousands):

	Year ended March 31,
	2019	2020	2021
Purchase of property, plant and equipment	$878	$507	$551
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$25	$188	$81

Our major capital expenditures in fiscal 2021 included:

•	$166,000 for leasehold improvements;
•	$222,000 for plant and machinery for plastic and electronic products;
•	$97,000 for motor vehicles; and
•	$66,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2020 included:

•	$77,000 for leasehold improvements;
•	$275,000 for plant and machinery for plastic and electronic products;
•	$64,000 for motor vehicles; and
•	$91,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2019 included:

•	$97,000 for leasehold improvements;
•	$228,000 for plant and machinery for plastic and electronic products;
•	$446,000 for motor vehicles; and
•	$107,000 for furniture, fixtures and equipment.

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

We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:

•	plastic components of electronic entertainment products;
•	plastic components for power tools, accessories and outdoor equipment;
•	cases for flashlights, telephones, paging machines, projectors and alarm clocks;
•	parts for electrical products such as air-conditioning and ventilators;

•	parts for audio equipment;
•	cases and key tops for personal organizers and remote controls;
•	double injection caps;
•	parts for medical products such as apparatus for blood tests;
•	laser key caps;
•	automobile components; and
•	plastic components of automatic robot (mop & vacuum).

Electronic products manufactured by the Company include:

•	sophisticated professional audio equipment including digital and analogue mixing consoles, amplifiers, signal processors, audio interfaces, network audio equipment and speaker enclosures;
•	high performance consumer audio products, such as multi-channel receivers-amplifiers, wired and wireless audio streaming products;
•	complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies; and
•	IoT products.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 43.2%, 38.8% and 30.6% of the Company’s total sales during the years ended March 31, 2019, 2020, and 2021, respectively. At March 31, 2021, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2021, the Company used 16 EDMs (electrical discharge machines), 18 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2021, the Company made an average of approximately 6 to 8 molds each month. The average weight of the molds produced by the Company is about 1,300 pounds costing an average of $8,800 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2021, the Company had approximately 170 injection molding machines, ranging from 30 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2021, the Company disposed of 10 old plastic injection molding machines and did not add any new machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2021 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2019, 2020, and 2021, manufacturing of electronic products accounted for approximately 56.8%, 61.2% and 69.4%, respectively, of the Company’s total sales.

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

The Company used in excess of 7,524,000 pounds of plastic resins during the year ended March 31, 2021. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2019, 2020 and 2021. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
Geographical Area	2019	2020	2021
China	46.2%	41.5%	38.4%
United States	19.3	17.2	12.1
Europe	12.3	15.0	14.7
Hong Kong	7.1	9.5	12.5
United Kingdom	5.4	7.4	5.0
Others	9.7	9.4	17.3
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 38.4% of our total net sales for the year ended March 31, 2021 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2019, 2020 and 2021:

	Year ended March 31,
	2019	2020	2021
Customer A	*%	*%	*%
Customer B	11.5%	12.0%	19.3%
Customer C	*%	*%	10.0%
Customer D	12.5%	11.6%	11.2%
Customer E	11.1%	18.7%	*%
Customer F	*%	*%	11.2%

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

In February 2020, our plants in PRC were temporarily suspended for one to two weeks according to the instruction of the local government, related to the coronavirus (“COVID-19”). In March 2020, the World Health Organization categorized the COVID-19 as a pandemic, and most of the world experienced the detrimental effects of this health crisis, including widespread economic shutdowns. As of March 31, 2021, our manufacturing facilities resumed normal operations.

Since the outbreak of COVID-19 in December 2019, there are travel restrictions effected by countries worldwide. A series of quarantine measures have been taken by the PRC government between cities in Mainland and Hong Kong, and Macao (where our management team resides, and corporate offices are located).

The Company’s two principal manufacturing plants are located in the Dongguan province of the PRC. In order to mitigate the COVID-19 pandemic, people entering into Mainland from other regions (including Hong Kong and Macao) are required to be quarantined in designated hotels for 14 to 21 days.

These border entry restrictions create challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities. Travel arrangements among the Company’s management team have been well-planned and enhanced to smooth supervision over plant production and administration.

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

Property, Plants and Equipment

Macao

The Company leases Units 10B and 10C Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macao from an unaffiliated party, each being for a term of two years to May 2022. The premises are used as trading, administrative and accounting offices for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $4,500.

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2021 constructed approximately

•	1,070,000 square feet of factory space,
•	91,000 square feet of amenity space,
•	133,000 square feet of office building space, and
•	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income of $1,445,000, $1,560,000 and $2,026,000 was earned during the years ended March 31, 2019, 2020, and 2021, respectively.

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

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2021:

	Year ended March 31, 2019			Year ended March 31, 2020			Year ended March 31, 2021
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	81.2	87.1	84.6	78.0	84.3	81.9	76.4	81.2	79.7
Gross profit	18.8	12.9	15.4	22.0	15.7	18.1	23.6	18.8	20.3
Selling, general and administrative expenses	15.9	9.3	12.2	18.2	10.3	13.4	21.1	10.6	13.9
Corporate expense	-	-	2.0	-	-	2.0	-	-	2.0
Other income (expenses), net	(1.9)	0.7	(0.4)	(2.3)	0.4	(0.7)	3.0	(0.5)	0.6
Operating income	1.0	4.3	0.8	1.5	5.8	2.0	5.5	7.7	5.0
Non-operating Income (expense), net	11.9	1.2	5.8	(6.1)	(2.0)	(3.6)	24.8	1.2	8.4
Income (loss) before income taxes	12.9	5.5	6.6	(4.6)	3.8	(1.6)	30.3	8.9	13.4
Income taxes	-	0.4	0.2	0.7	0.5	0.6	1.1	0.6	0.7
Net income (loss)	12.9	5.1	6.4	(5.3)	3.3	(2.2)	29.2	8.3	12.7

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

Year ended March 31, 2021 (Fiscal 2021) Compared to Year Ended March 31, 2020 (Fiscal 2020)

Net Sales - The Company's net sales for the year ended March 31, 2021 were $64,886,000, a decrease of $482,000 or 0.7% as compared to $65,368,000 in the corresponding period in fiscal 2020. The decrease was related to a decrease in sales revenues of $5,488,000 in our plastic segment, offsetting an increase of $5,006,000 in sales revenues in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenues decrease in the plastic segment was mainly due to a decrease in orders of $3,588,000 from existing customers for printing, telephone and office equipment, and of $1,699,000 for tooling products from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase of $3,543,000 in orders for home entertainment products, and 14,426,000 in orders for professional audio instruments of signal processors, mixing consoles and other equipment from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2021 was $13,166,000, representing a gross profit margin of 20.3%. This is compared with the overall gross profit and gross profit margin of $11,864,000 or 18.1% for the year ended March 31, 2020.

Gross profit in the plastic segment decreased by $884,000 to $4,681,000 or 23.6% of net sales for the year ended March 31, 2021, as compared to $5,565,000 or 22.0% of net sales for the same period in the prior fiscal year. The decrease in gross profit for the plastic segment was mainly due to the decrease in sales revenue. However, as a percentage of sales, the slight increase in gross margin was mainly due to relatively lower raw materials costs incurred.

Gross profit in the electronic segment increased by $2,186,000 to $8,485,000 or 18.8% of net sales for the year ended March 31, 2021, as compared to $6,299,000 or 15.7% of net sales in the prior fiscal year. The increase in gross profit and margin was mainly attributed to increases in sales revenues, increased percentage of sales of ODM products and savings in raw materials costs due to less wastage as a result of newly acquired state-of-the-art machineries and better trained front-line workers when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2021 slightly increased by $284,000 to $10,310,000 or 15.9% of total net sales, as compared to $10,026,000 or 15.3% of total net sales for the year ended March 31, 2020.

Corporate expenses slightly increased by $17,000 to $1,311,000 for the year ended March 31, 2021, as compared to $1,294,000 for the year ended March 31, 2020. There was a slight increase in bank charges and insurance.

SG&A expenses in the plastic segment decreased by $425,000 to $4,199,000 or 21.1% of net sales for the year ended March 31, 2021, compared to $4,624,000 or 18.2% of net sales for fiscal 2020. The decrease was primarily related to the decrease of $324,000 in staff costs and welfare, and $117,000 in utilities cost as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $692,000 to $4,800,000 or 10.7% of net sales for the year ended March 31, 2021, compared to $4,108,000 or 10.3% of net sales for fiscal 2020. The increase was mainly due to increase of $654,000 in staff costs and welfare when compared to prior fiscal year.

Other Income (Expenses), Net - Other income was $405,000 for the year ended March 31, 2021, as compared to other expenses of $425,000 in the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2021 was $614,000, as compared to other expense of $584,000 for prior fiscal year. Other income in fiscal 2021 was mainly due to an exchange gain of $1,003,000 and a provision of $438,000 for credit losses during fiscal 2021, as compared to an exchange loss of $588,000 and a provision of $218,000 for credit losses, offsetting a gain of $219,000 on sales of materials in fiscal 2020.

Other expenses attributable to the electronic segment for the year ended March 31, 2021 were $209,000, as compared with other income of $159,000 for the prior fiscal year. The decrease in other income was mainly due to a decrease of $519,000 in exchange income and an increase of $117,000 for reversal of doubtful debts during the year ended March 31, 2021 as compared to last fiscal year.

Operating Income - Operating income was $3,261,000 for the year ended March 31, 2021, as compared to operating income of $1,413,000 in the prior fiscal year.

Corporate expenses of $1,311,000 and $1,294,000 were incurred during the fiscal year of 2021 and 2020, respectively.

On a segment basis, the operating income in the plastic segment was $1,096,000 in the year ended March 31, 2021, as compared to an operating income of $357,000 in fiscal 2020. The increase in operating income in the plastic segment was mainly due to the improvement in gross margin and other income as described above.

The electronic segment reported an operating income of $3,476,000 in the year ended March 31, 2021, compared to an operating income of $2,350,000 in fiscal 2020.  The increase in operating income was mainly due to the increase in gross profit as described above.

Non-Operating Income (Expense) – Non-operating income for the year ended March 31, 2021 was $5,445,000, as compared to a non-operating expense of $2,360,000 in last fiscal year.  The increase in non-operating income was primarily due to increases of $7,190,000 on change of the fair value of marketable securities, $303,000 from realized gain on sale of marketable securities and $462,000 from rental income as compared to fiscal 2020.

Income Taxes – Income tax for the year ended March 31, 2021 was $322,000 as well as a deferred tax provision of $153,000. This is compared to an income tax expense of $264,000 and a deferred tax benefit of $109,000 in last fiscal year.

On a segment basis, there was income tax expense of $60,000 and a deferred tax provision of $153,000 in the plastic segment for the year ended March 31, 2021, as compared to an income tax expense of $73,000 and a deferred tax benefit of $109,000 during the last fiscal year. The income tax expense of the electronic segment was $262,000 for the year ended March 31, 2021, as compared to $191,000 in fiscal 2020.

Net Income (Loss) – The Company had net income of $8,231,000 for the year ended March 31, 2021, as compared to a net loss of $1,320,000 for the year ended March 31, 2020.   The increase in net income was mainly due to the increase in non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2021 was $5,810,000, as compared to net loss of $1,379,000 for fiscal 2020.  The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2021 was $3,732,000, as compared to net income of $1,353,000 for fiscal 2020.  The increase in net income in the electronic segment was mainly attributable to increases in gross profit and in non-operating income as described above.

Year ended March 31, 2020 (Fiscal 2020) Compared to Year Ended March 31, 2019 (Fiscal 2019)

Net Sales - The Company's net sales for the year ended March 31, 2020 were $65,368,000, a decrease of $1,213,000 or 1.8% as compared to $66,581,000 in the corresponding period in fiscal 2019. The decrease was related to a decrease in sales revenues of $3,425,000 in our plastic segment and an increase of $2,212,000 in sales revenues in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

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

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2020 was $584,000, as compared to other expense of $560,000 for prior fiscal year. Other expense in fiscal 2020 was mainly due to $588,000 in exchange loss, a provision of $218,000 for credit losses and a gain of $219,000 on sales of materials during fiscal 2020, as compared to $249,000 in exchange loss, and a provision of $403,000 for credit losses in fiscal 2019.

Other income attributable to the electronic segment for the year ended March 31, 2020 was $159,000, as compared with other income of $282,000 for the prior fiscal year. The decrease in other income was mainly due to a decrease of $85,000 in exchange income and an increase of provision of $77,000 for credit losses during the year ended March 31, 2020, as compared to last fiscal year.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2019, March 31, 2020, and March 31, 2021 (in thousands):

	Year ended March 31,
	2019		2020		2021
	H1	H2	H1	H2	H1	H2
Net sales	$34,795	$31,786	$37,713	$27,655	$27,690	$37,196
Gross profit	4,790	5,480	6,544	5,320	5,595	7,571
Operating income	250	283	1,156	257	959	2,302
Net income (loss)	2,757	1,516	1,249	(2,569)	1,532	6,699

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China jumped to 1.3% in May of 2021, the highest since September 2020, amid the efforts to stimulate the economy since the COVID-19 outbreak. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 20% in May 2011 and another 19.1% in March 2013. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective July 1, 2018, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB200 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage remained at RMB1,720 per month since July 2018. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2021.

_________

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

Since 2018 the RMB has become depreciated against the U.S. dollar, and the Company’s results have benefited from this depreciation rate. However, over the past 18 months to early 2020, there have been countless back-and-forth negotiations, retaliations and tariff wars between the United States and China. After the U.S. President Joseph Biden took office in January 2021, the United States and China held the first high-level meeting in March 2021, however the meeting ended in heated arguments. And, it is forecasted that the volatility of the U.S. dollar and RMB exchange rate will continue to be the case in 2021 due to various factors, such as ongoing uncertainty from the coronavirus pandemic, a tumbling U.S. economy and an increase in USD money supply, as well as the trade imbalance between the U.S. and China.

We did not hedge our currency risk during the years ended March 31, 2019, 2020 and 2021 and at March 31, 2021, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

Capital resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of March 31, 2019, 2020 and 2021, we had cash and cash equivalents of US$14.4 million, US$22.5 million and US$20.2 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and fixed deposits. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Fiscal year 2021

For the year ended March 31, 2021, net cash provided by operating activities totaled $3,296,000, including net income of $8,231,000 and depreciation and amortization expenses of $1,755,000. For the year ended March 31, 2020, net cash provided by operations totaled $13,121,000, including net loss of $1,320,000 and depreciation and amortization expenses of $1,973,000. Accounts receivable increased by $2,804,000 as compared to balances at March 31, 2020, primarily as a result of an increase in sales during the fiscal year. Inventories increased by $7,615,000 over levels at March 31, 2020, mainly because of relatively higher level of raw materials maintained during the fiscal year relating to increased sales turnover. Accounts payable increased by $4,918,000 over levels at March 31, 2020, primarily because of the increase in materials purchases.

Net cash used in investing activities amounted to $2,723,000 for the year ended March 31, 2021 while net cash used in investing activities in fiscal year 2020 amounted to $2,656,000. Capital expenditures during these periods totaled $551,000 and $507,000, respectively.

In fiscal year 2021, there was an increase in fixed deposits over three months of $1,917,000 and an increase in fixed deposits over twelve months of $427,000. Also during fiscal year 2021, we acquired marketable securities for $6,059,000 and received $6,150,000 in cash proceeds from the sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2021 was $2,864,000, which was mainly used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2020 was $2,322,000, which was used to fund dividend payments to shareholders.

Fiscal year 2020

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

Restricted net assets

Our cash and cash equivalents at March 31, 2021 were unrestricted and held for working capital purposes. Our direct PRC subsidiaries are, however, subject to PRC restrictions on distributions to equity holders. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries amounted to US$61.2 million, US$58.9 million and US$57.9 million as of March 31, 2019, 2020 and 2021, respectively.

At March 31, 2021, the Company had cash and cash equivalents of $20,223,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2021, the Company had capital commitments totaling approximately $480,000, mainly for leasehold improvements, plant and machineries, vehicles, and computer packages, all of which are expected to be disbursed during the year ending March 31, 2022.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

A summary of our contractual obligations and commercial commitments as of March 31, 2021 is as follows:

	Payments due by period (in thousands)
Contractual obligations	Total	Year ending March 31, 2022	Period from April 1, 2020 to March 31, 2024	Period from April 1, 2022 to March 31, 2026	Period After March 31, 2026
Operating lease payments	$81	76	5	–	–
Capital commitment	$480	480	–	–	–
Other purchase obligations	$18,901	18,901	–	–	–
Total	$19,462	$19,457	$5	$–	$–

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2020 to March 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Each year, in evaluation of undiscounted cash flows associated with long-lived assets, the Company assesses whether its long-lived assets at the reporting date are less than the fair value and the sum of undiscounted cash flows. Based on its assessment, the Company did not impair the carrying values of long-lived assets for the years ended March 31, 2019, 2020 and 2021. In fiscal 2021, there were no impairment charges on the carrying values of long-lived assets based on management’s assessment and review.

Allowance for credit losses

Effective on April 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

The Company estimated the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimated its recovery period based on relevant historical accounts receivable collection information. Then it estimated the credit allowances based on the recovery period, the historical distribution of each aging bucket, and the impact of macroeconomic factors. As at April 1, 2020, the Company assessed and concluded that the adoption did not have a material impact on the opening balance of retained earnings in the consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2021 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	77	Chairman of the Board of Directors
Edward So Kin Chung	48	Chief Executive Officer
Chin Pang Li	76	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	75	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	74	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	77	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	43	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 22 years and has been with Deswell for 15 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,545,000 during the year ended March 31, 2021 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2021.

During the year ended March 31, 2021, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our executive officers, senior managers and skilled personnel.” in Item 3 “Key Information – Risk Factors” on page 18 of this Report.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of public companies with securities listed on The NASDAQ Stock Market are not required of “controlled companies” such as Deswell. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules, Deswell does not have a compensation committee or a nominating committee consisting of independent directors; does not have a formal written charter addressing the nominations process; does not have nominees to its board selected or recommended by a majority of its independent directors; and does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors. See “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 22 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to U.S. domestic issuers and U.S. NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a “controlled company,” the Company is not required to have such committees, and nevertheless maintain the listing of its common shares on the NASDAQ Global Market.

Employees

At March 31, 2021, the Company employed 1,130 persons on a full-time basis, of which nine were located in Macao and 994 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2021:

•	598 were engaged in plastic injection molding manufacturing, and
•	523 were engaged in contract electronic manufacturing.

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

Through June 30, 2021, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2021, there were options to purchase an aggregate of 470,000 common shares outstanding, and 1,268,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2021, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	9,329,325	(2)	57.9
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	50,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

___________

* Less than 1%.

(1)	Based on 15,915,239 shares outstanding on June 30, 2021. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 9,129,325 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.
(4)	Consists of 30,000 shares held of record by Mr. Wong and options to purchase 20,000 shares granted to Mr. Wong under the Company’s stock option plans. Mr. Wong’s options are exercisable at an exercise price of $2.14 per share, with a term expiring on March 7, 2022.
(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2019	2020	2021
Richard Pui Hon Lau	51.7	54.8	57.9
Chin Pang Li	10.1	10.1	10.1

____________

(1)	Based on 15,915,239 shares outstanding at June 30, 2019, 15,915,239 shares outstanding at June 30, 2020, and 15,915,239 shares outstanding at June 30, 2021: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2021, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2021, 8 holders of record with addresses in the United States held approximately 12.7 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2017 through June 30, 2021, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in Item 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•	2019 aggregating $1,588,524, $635,410 of which was based on results for the last six months of the year ended March 31, 2018; and $953,114 of which was based on results of the first six months of the year ended March 31, 2019.
•	2020 aggregating $2,387,386, $1,114,067 of which was based on results for the last six months of the year ended March 31, 2019; and $1,273,219 of which was based on results of the first six months of the year ended March 31, 2020.
•	2021 aggregating $2,864,743, $1,432,372 of which was based on results for the last six months of the year ended March 31, 2020; and $1,432,371 of which was based on results of the first six months of the year ended March 31, 2021.

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

The Company declared a dividend of $0.09 on November 10, 2020, which was based on the results of the first six months of the year ended March 31, 2021. The dividend was paid on December 10, 2020.

The Company declared a dividend of $0.10 on June 10, 2021, which was based on the results of the last six months of the year ended March 31, 2021. The dividend was paid on July 9, 2021.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2021:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2021 and for the quarter ended June 30, 2021:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2021:

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,915,239 common shares were outstanding on June 30, 2021.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test . . ..., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2021, we are a PFIC. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2019, 2020 and 2021, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2021 of $20,223,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$4,854
Chinese RMB	5,658
Hong Kong dollars	9,580
Macao dollars	101
Euro	2
Japanese yen	25
Pound sterling	1
Others	2
$20,223

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $2,700,000 as of March 31, 2021 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2021, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2021.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2021 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2021, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2020 and March 31, 2021 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2020 and 2021.

	Year ended March 31,
	2020	2021
	(In thousands)
Audit fees (1)	$192	$208
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
	$192	$208

__________

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Deswell Industries, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket of respective accounts receivable, and adjusted for the forward-looking information. The principal considerations for our determination that performing procedures relating to the accounts receivable allowances is a critical audit matter are (i) the significant judgment by management when determining the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at March 31, 2021; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate and significant assumptions related to the CECL.

The primary procedures we performed to address this critical audit matter included:

•	Obtaining an understanding and evaluating the design and implementation of controls over the Company’s valuation of accounts receivable;
•	Obtaining an understanding of management’s process and methodology used to develop the estimate of CECL;
•	Obtaining and inspecting relevant underlying documentation, including customer correspondence, historical collection trends, age of trade receivables, and realization analyses to assess the Company’s estimated allowance for credit losses;
•	Testing the mathematical accuracy of the quantitative calculations used by the Company in determining the CECL with underlying data;
•	Obtaining and inspecting the Company’s economic conditions analysis by pool compared to economic outlook market reports to evaluate the forward-looking risk factors applied by the Company; and
•	Performing a retrospective review of accounts receivable by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2012.

Shenzhen, People’s Republic of China

July 23, 2021

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	$22,514	$20,223
Time deposits maturing over three months	783	2,700
Marketable securities (note 3)	19,441	22,373
Accounts receivable, less allowances for credit losses of $954 and $1,351 at March 31, 2020 and 2021, respectively (note 2)	12,301	14,708
Inventories (note 4)	8,578	16,193
Prepaid expenses and other current assets (note 5)	1,752	2,489
Total current assets	65,369	78,686
Property, plant and equipment, net (note 6)	28,586	27,323
Goodwill (note 2)	-	-
Time deposits maturing over twelve months	1,424	1,851
Total assets	$95,379	$107,860

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,604	$9,522
Accrued payroll and employee benefits	6,077	7,107
Customer deposits	1,172	1,683
Other accrued liabilities (note 7)	1,718	2,016
Income taxes payable	735	886
Total current liabilities	$14,306	$21,214
Deferred income tax liabilities (note 8)	751	957
Total liabilities	$15,057	$22,171
Commitments and contingencies (note 10)
Shareholders' equity:
Common shares nil par value; authorized 30,000,000 shares as of March 31, 2020 and 2021; 17,061,810 shares issued as of March 31, 2020 and 2021; 15,915,239 shares outstanding as of March 31, 2020 and 2021	$53,143	$53,143
Treasury stock at cost; 1,146,571 shares as of March 31, 2020 and 2021 (note 12)	(2,821)	(2,821)
Additional paid-in capital	7,989	7,989
Accumulated other comprehensive income	5,316	5,316
Retained earnings	16,695	22,062
Total shareholders' equity	80,322	85,689
Total liabilities and shareholders' equity	95,379	107,860

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2019	2020	2021
Net sales	$66,581	$65,368	$64,886
Cost of sales	56,311	53,504	51,720
Gross profit	10,270	11,864	13,166
Selling, general and administrative expenses	9,459	10,026	10,310
Other income (expenses), net (note 13)	(278)	(425)	405
Operating income	533	1,413	3,261
Non-operating income (expenses), net (note 14)	3,884	(2,360)	5,445
Income (loss), before income taxes	4,417	(947)	8,706
Income taxes (note 8)	144	373	475
Net income (loss) attribute to Deswell Industries, Inc.	4,273	(1,320)	8,231
Other comprehensive income (loss)	-	-	-
Total comprehensive income (loss) attributable to Deswell Industries, Inc.	$4,273	$(1,320)	$8,231
Net income (loss) per share attributable to Deswell Industries, Inc. (note 2)
Basic: Net income (loss) per share	$0.27	$(0.08)	$0.52
Weighted average common shares outstanding (shares in thousands)	15,885	15,914	15,915
Diluted: Net income (loss) per share	$0.27	$(0.08)	$0.51
Weighted average common shares outstanding (shares in thousands)	16,059	15,914	16,047

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2018	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$17,716	$81,279
Net income	-	-	-	-	-	-	4,273	4,273
Dividends ($0.1 per share)	-	-	-	-	-	-	(1,588)	(1,588)
Balance at March 31, 2019	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$20,401	$83,964
Exercise of stock options	30,000	80	-	-	(16)	-	-	64
Net loss	-	-	-	-	-	-	(1,320)	(1,320)
Dividends ($0.15 per share)	-	-	-	-	-	-	(2,386)	(2,386)
Balance at March 31, 2020	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$16,695	$80,322
Net income	-	-	-	-	-	-	8,231	8,231
Dividends ($0.18 per share)	-	-	-	-	-	-	(2,864)	(2,864)
Balance at March 31, 2021	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$22,062	$85,689

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2019	2020	2021
Cash flows from operating activities
Net income (loss)	$4,273	$(1,320)	$8,231
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,114	1,973	1,755
Provision for credit losses	403	297	397
Additional charges for obsolescence allowance of inventories, net	256	426	-
Loss (gain) on disposal of property, plant and equipment	22	(29)	(22)
Unrealized holding (gain) loss on marketable securities	(891)	5,179	(2,010)
Gain on sales of marketable securities	(746)	(29)	(333)
Deferred income tax (benefit) expense	(116)	92	206
Scrip dividend received	(33)	(175)	(19)
Exchange loss (gain) arising from marketable securities	-	531	(661)
Changes in operating assets and liabilities:
Accounts receivable	(225)	3,136	(2,804)
Inventories	(353)	4,026	(7,615)
Prepaid expenses and other current assets	261	254	(737)
Accounts payable	(2,343)	(1,649)	4,918
Accrued payroll and employee benefits	110	401	1,030
Customer deposits	(409)	(126)	511
Other accrued liabilities	(211)	56	298
Income taxes payable	54	78	151
Net cash provided by operating activities	2,166	13,121	3,296

Cash flows from investing activities
Purchase of property, plant and equipment	(878)	(507)	(551)
Proceeds from sale of property, plant and equipment, net of transaction costs	25	188	81
Purchase of marketable securities	(12,704)	(2,121)	(6,059)
Proceeds from sales of marketable securities	7,210	1,620	6,150
Withdrawal (increase) of fixed deposits maturing over three months	1,819	(412)	(1,917)
Withdrawal (increase) of fixed deposits maturing over twelve months	3,129	(1,424)	(427)
Net cash used in investing activities	(1,399)	(2,656)	(2,723)

Cash flows from financing activities
Dividends paid	(1,588)	(2,386)	(2,864)
Proceeds from exercise of stock options	-	64	-
Net cash used in financing activities	(1,588)	(2,322)	(2,864)
Net (decrease) increase in cash and cash equivalents	(821)	8,143	(2,291)
Cash and cash equivalents, beginning of year	15,192	14,371	22,514
Cash and cash equivalents, end of year	$14,371	$22,514	$20,223

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$149	$160	$236

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

COVID-19 Considerations

Since the outbreak of COVID-19 in December 2019, there are travel restrictions effected by countries worldwide.  A series of quarantine measures have been taken by the PRC government between cities in Mainland and Hong Kong, and Macao (where our management team resides, and corporate offices are located). The Company’s two principal manufacturing plants are located in the Dongguan province of the PRC. In order to mitigate the COVID-19 pandemic, people entering into Mainland from other regions (including Hong Kong and Macao) are required to be quarantined in designated hotels for 14 to 21 days.

These border entry restrictions create challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities.  Travel arrangements among the Company’s management team have been well-planned and enhanced to smooth supervision over plant production and administration.

Though inoculation has been commenced in some countries, the vaccination rate is still low and the effectiveness to control the spread of the pandemic is not certain. The Company cannot assure that further closures or reductions of its operations or production may not be necessary in upcoming months as the result of business interruptions arising from protective measures being taken by the governmental agencies or of other consequences of the COVID-19 outbreak. The situation continues to develop, and it is impossible to predict the effect and ultimate impact of the COVID-19 outbreak on the global economy.

During the year ended March 31, 2021 the Company did not experience a significant negative impact of COVID-19 on its operations, capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2021. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

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

	Year ended March 31, 2019
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,504	$11,358	$12,862
PRC	25,637	5,135	30,772
United Kingdom	255	3,331	3,586
Hong Kong	1,195	3,531	4,726
Europe	188	7,998	8,186
Others	-	6,449	6,449
Total net sales	$28,779	$37,802	$66,581

	Year ended March 31, 2020
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,265	$9,963	$11,228
PRC	22,567	4,530	27,097
United Kingdom	159	4,693	4,852
Hong Kong	1,202	4,986	6,188
Europe	153	9,674	9,827
Others	7	6,169	6,176
Total net sales	$25,353	$40,015	$65,368

	Year ended March 31, 2021
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,349	$6,512	$7,861
PRC	17,081	7,824	24,905
United Kingdom	15	3,244	3,259
Hong Kong	1,248	6,890	8,138
Europe	169	9,395	9,564
Others	3	11,156	11,159
Total net sales	$19,865	$45,021	$64,886

2. Summary of Significant Accounting Policies - continued

Allowance for credit losses - Effective on April 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces an expected loss approach using macroeconomic data, referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

The Company estimated the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Company’s receivables. Additionally, macroeconomic factors are also considered. As at April 1, 2020, the Company assessed and concluded that the adoption did not have a material impact on the opening balance of retained earnings in the consolidated financial statements.

Accounts receivable, net, as of March 31, 2020 and 2021 consisted of the following:

	March 31,
	2020	2021
Accounts receivable	$13,255	$16,059
Less: Allowance for credit losses	(954)	(1,351)
Accounts receivable, net	$12,301	$14,708

The movement of allowance for credit losses for the years ended March 31, 2019, 2020 and 2021 was as follows:

	Year ended March 31,
Allowance for credit losses	2019	2020	2021

Balance at beginning of the year	$270	$658	$954
Provision for the year	419	297	397
Bad debt recovery	(16)	-	-
Written off	(15)	(1)	-
	$658	$954	$1,351

The provision and the bad debt recovery for the years were charged to other income (expenses), net in consolidated statements of comprehensive income (loss).

Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2019, 2020 and 2021, shipping and handling costs expensed to selling expenses were $529, $481 and $523, respectively.

Income taxes- Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any PRC tax paid by subsidiaries during the year is recorded. Deferred income taxes are recognized for all significant temporary differences at enacted rates and classified as non-current. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized. The Company classifies interest and/or penalties related to unrecognized tax benefits, if any, as a component of income tax provisions.

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

All transactions in currencies other than the functional currency during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in the consolidated statement of comprehensive income (loss).

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2019, 2020 and 2021, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.7472, 7.0246 and 6.4819 as of March 31, 2019, 2020 and 2021, respectively. Aggregate net foreign currency transaction (loss) gain included in other income (expenses) were, $(82), $(505) and $567 for the years ended March 31, 2019, 2020 and 2021, respectively.

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

There were no stock options granted during the year ended March 31, 2019, 2020 and 2021.

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

Basic net income (loss) per share and diluted net income (loss) per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2019	2020	2021
Net income (loss) attributable to Deswell Industries, Inc.	$4,273	$(1,320)	$8,231

Basic weighted average common shares outstanding	15,885	15,914	15,915

Basic net income (loss) per share	$0.27	$(0.08)	$0.52

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2019	2020	2021

Basic weighted average common shares outstanding	15,885	15,914	15,915
Effect of dilutive securities – Options	174	-	132
Diluted weighted average common and potential common shares outstanding	16,059	15,914	16,047

Diluted net income (loss) per share	$0.27	$(0.08)	$0.51

During the year ended March 31, 2020, 470,000 outstanding stock options were not included in the computation of diluted net loss per share, because to do so would have had an antidilutive effect due to our net loss for the year ended March 31, 2020.

Use of estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant accounting estimates and assumptions include, but are not limited to, those used for assessment for impairment of long-lived assets, allowance for credit losses, inventory valuation for excess and obsolete inventories, and depreciation lives of property and equipment. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

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

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. Effective April 1, 2020, the Company adopted ASU 2018-13, which did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. Adoption of the standard requires using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align existing credit loss methodology with the new standard. Effective April 1, 2020, the Company adopted ASU 2016-13 under a modified retrospective transition, which did not have a material impact on the Company’s consolidated financial statements. Refer to Note 2 - Allowance for credit losses for additional information regarding the adoption of ASU 2016-13.

Recent Accounting Pronouncements Not Yet Adopted

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

In October 2020, the FASB issued ASU 2020-10 "Codification Improvements", which improves consistency by amending the Accounting Standards Codification to include all disclosure guidance in the appropriate disclosure sections and clarifies the application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The amendments are effective for annual periods beginning after December 15, 2020 for public business entities. The Company is evaluating the impact of the adoption of ASU 2020-10, but does not expect it to have a material impact on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong and Australian Securities Exchange.

	March 31,
	2020	2021

Cost	$21,920	$22,842

Market value	$19,441	$22,373

Included in non-operating income (expenses), net were unrealized gain (loss) for the years ended March 31, 2019, 2020 and 2021 of $891, $(5,179) and $2,010 respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2019, 2020 and 2021 were $7,210, $1,620 and $6,150 respectively and realized gain from sales of marketable securities for the years ended March 31, 2019, 2020 and 2021 were $746, $29 and $333 respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2020	2021

Raw materials	$4,668	$11,554
Work-in-progress	2,386	2,646
Finished goods	1,524	1,993
	$8,578	$16,193

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2019	2020	2021

Balance at beginning of the year	$3,634	$3,890	$4,316
Additional charges, net	256	426	-
Written off	-	-	(9)
Balance at the end of the year	$3,890	$4,316	$4,307

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2020	2021

Value added tax recoverable	$330	$333
Rental and utility deposit	21	35
Advance to suppliers	107	266
Prepayment	427	840
Coupon and dividend receivable	114	122
Others	753	893
	$1,752	$2,489

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2020	2021
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	37,559	36,915
Furniture, fixtures and equipment	11,292	11,073
Motor vehicles	1,512	1,540
Leasehold improvements	3,908	4,074
Impairment	(2,951)	(2,846)
	83,553	82,989
Less: accumulated depreciation and amortization	(54,967)	(55,666)
Net book value	$28,586	$27,323

Included in furniture, fixtures and equipment is computer software with net values of $34 and $36 as of March 31, 2020 and 2021, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2020	2021
Land use right of state-owned land and buildings erected thereon (a)	$28,077	$28,077
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$32,233	$32,233

(a)

The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050.

(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2021, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

Included in leasehold land and buildings is property on operating lease with net values of $7,265 and $7,042 as of March 31, 2020 and 2021, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2020	2021

Cost	$10,623	$10,623
Less: accumulated depreciation and amortization	(3,358)	(3,581)
Net book value	$7,265	$7,042

During the years ended March 31, 2019, 2020 and 2021, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $2,114, $1,973 and $1,755 during the years ended March 31, 2019, 2020 and 2021, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2020	2021

Accrued expenses	$541	$574
Others	1,177	1,442
	$1,718	$2,016

8. Income Taxes

Net income (loss) before taxes of, $4,417, $(947) and $8,706 were solely attributed by non-U.S. operations for the years ended March 31, 2018, 2020 and 2021, respectively.

Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2019:16.5%, 2020:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Effective from January 1, 2021, profit in excess of Macau Patacas (“MOP$”) $600 derived from subsidiaries incorporated in Macau are subject to Macau Complementary Tax of 12%.

In accordance with the PRC Income Tax Law, the standard income tax for all subsidiaries operating in the PRC is 25%.

The provision for income taxes consists of the following:

	Year ended March 31,
	2019	2020	2021
Current tax
- PRC	$236	$265	$295
- Macau	-	-	26
Deferred tax	(92)	108	154
	$144	$373	$475

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2019	2020	2021
Provision for income taxes at statutory tax rate in the PRC	$1,105	$(236)	$2,177
Tax rate differential on entities not subject to PRC income tax	(284)	1,281	(740)
Effect of income for which no income tax is chargeable	(791)	(850)	(934)
Effect of expense for which no income tax is deductible	142	139	75
Net change in valuation allowances	(22)	39	(103)
Over provision of income tax in previous years	(6)	-	-
Effective tax	$144	$373	$475

8. Income Taxes - continued

The net deferred income tax consists of the following:

	March 31,
	2020	2021
Deferred income tax assets	$-	$-
Deferred income tax liabilities	(751)	(957)
Net deferred income tax liabilities	$(751)	$(957)

The components of net deferred income tax are as follows:

	March 31,
	2020	2021
Deferred income tax assets (liabilities) :
Provision of employee benefits	$803	$565
Depreciation and amortization	(248)	(661)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(1,016)	(811)
Others	(93)	55
Less: Valuation allowances	(197)	(105)
Net deferred income tax liabilities	$(751)	$(957)

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2021.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2020 and 2021, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2019	2020	2021
Balance at the beginning of the year	$424	$482	$735
Increase related to current year tax positions	58	253	150
Balance at end of the year	$482	$735	$886

8. Income Taxes – continued

At March 31, 2020 and 2021, there are $735 and $886 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2019, 2020 and 2021, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2020 and 2021 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2021, the minimum future rental income to be received is as follows:

Year ending March 31, 2022	$822
Year ending March 31, 2023	-
Total minimum future rental income	$822

The following table represents lease income recognized in the consolidated statements of comprehensive income (loss):

	March 31,
	2020	2021
Operating lease income	$1,564	$2,026
Other information:
Operating cash flows from operating leases as lessor	1,552	1,954

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of March 31, 2020 and March 31, 2021, the Company had 2 operating lease arrangements with lease terms over 1 year and future total lease payments of $104 and $81 respectively. The Company did not recognize any ROU assets and operating lease liabilities in the consolidated balance sheets. Rental expenses under operating leases included in the consolidated statements of comprehensive income (loss) were $72, $74 and $71 for the years ended March 31, 2019, 2020 and 2021, respectively.

9. Lease - continued

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income (loss) for the year ended March 31, 2021. Lease costs are included in selling, general and administrative expense on the Company’s consolidated statements of comprehensive income (loss).

	March 31,
	2020	2021
Operating lease costs	$74	$71
Total leases costs	74	71

	March 31,
	2020	2021
Supplemental cash flow information for our leases was as follows
Operating cash paid for operating lease
Operating cash flows from operating leases	$60	$71

10. Commitments and Contingencies

The Company leases premises and warehouses under non-cancelable operating lease agreements. See note 9 for future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more.

At March 31, 2021, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $480, which are expected to be disbursed during the year ending March 31, 2022.

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $751, $640 and $165 included in the consolidated statements of comprehensive income (loss) related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2019, 2020 and 2021, respectively.

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

As of March 31, 2021, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

12. Stock Option Plan - continued

	Year ended March 31,
	2019			2020			2021
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	506,000	$2.1	$0.51	500,000	$2.1	$0.51	470,000	$2.1	$0.51
Exercised during the year	-	$-	$-	(30,000)	$2.14	$0.55	-	$-	$-
Cancelled during the year	(6,000)	$2.09	$0.55	-	$-	$-	-	$-	$-
Outstanding and exercisable at the end of the year	500,000	$2.1	$0.51	470,000	$2.1	$0.51	470,000	$2.1	$0.51

Range of exercise price per share	$2.09 to $2.14			$2.09 to $2.14			$2.09 to 2.14

During the years ended March 31, 2019, 2020 and 2021, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2019, 2020 and 2021. The weighted average remaining contractual life of the share options outstanding at March 31, 2021 was 3.0 years. At March 31, 2020 and 2021, there were 1,268,000 and 1,268,000 options available for future grant under the plans, respectively.

As of March 31, 2021, the Company had outstanding stock options to acquire an aggregate of 470,000 shares of common stock with an intrinsic value of $673. Of those outstanding options, 470,000 shares had vested as of March 31, 2021, representing an intrinsic value of $673. As of March 31, 2020, the Company had outstanding stock options to acquire an aggregate of 470,000 shares of common stock with an intrinsic value of $58. Of those outstanding options, 470,000 shares had vested as of March 31, 2020, representing an intrinsic value of $58.

13. Other income (expenses), net

Other income (expenses), net consist of the following:

	Year ended March 31,
	2019	2020	2021

(Loss) gain on disposal of property, plant and equipment, net	$(22)	$29	$22
Foreign exchange (loss) gain, net	(82)	(505)	567
Provision for credit losses, net	(403)	(297)	(397)
Others	229	348	213
Other income (expenses), net	$(278)	$(425)	$405

14. Non-operating income (expenses), net

Non-operating income (expenses), net consist of the following:

	Year ended March 31,
	2019	2020	2021
Dividend income from marketable securities	$738	$1,049	$802
Interest income from bank deposits	184	218	235
Unrealized gain (loss) from marketable securities	891	(5,179)	2,010
Realized gain from sales of marketable securities	746	29	333
Rental income	1,455	1,564	2,026
Others	(130)	(41)	39
Non-operating income (expenses), net	$3,884	$(2,360)	$5,445

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2019, 2020 and 2021 are as follows:

	Percentage of net sales
	Year ended March 31,
	2019	2020	2021

Customer A	*%	*%	*%
Customer B	11.5%	12.0%	19.3%
Customer C	*%	*%	10.0%
Customer D	12.5%	11.6%	11.2%
Customer E	11.1%	18.7%	*%
Customer F	*%	*%	11.2%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2020 and 2021, respectively, are as follows:

	Percentage of
	accounts
	receivable at
	March 31,
	2020	2021

Customer A	10.2%	*%
Customer B	*%	10.1%
Customer C	14.6%	17.1%
Customer D	10.0%	*%
Customer E	*%	12.7%

*	Less than 10%

There were $15, $1 and $nil accounts receivable written off during the years ended March 31, 2019, 2020 and 2021, respectively. There were net provision for credit losses of $403, $297 and $397 during the years ended March 31, 2019, 2020 and 2021, respectively. At March 31, 2020 and 2021, allowances for credit losses were $954 and $1,351, respectively.

Concentrations of Suppliers - For the years ended March 31, 2019, 2020 and 2021, the Company had no single suppliers contributed over 10% of total purchase.

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

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2019, 2020 and 2021 are as follows:

	Year ended March 31,
	2019			2020			2021
	Net sales	Intersegment Sales	Income (loss) Before income tax	Net sales	Intersegment Sales	Income (loss) Before income tax	Net sales	Intersegment Sales	Income (loss) Before Income tax
Segment:
Injection molded plastic parts	$28,956	$(178)	$3,686	$25,531	$(178)	$(1,197)	$20,325	$(461)	$6,025
Electronic products	37,865	(62)	2,077	40,077	(62)	1,544	45,022	-	3,992

Segment total	$66,821	$(240)	$5,763	$65,608	$(240)	$347	$65,347	$(461)	$10,017

Reconciliation to consolidated totals:
Sales eliminations	(240)	240	-	(240)	240	-	(461)	461	-
Corporate expenses			$(1,346)			$(1,294)			$(1,311)
Consolidated totals:
Net sales	$66,581	$-		$65,368	$-		$64,886	$-
Income (loss) before income taxes			$4,417			$(947)			$8,706

	Year ended March 31,
	2019		2020		2021
	Interest Income From Bank deposits	Interest expenses	Interest Income From Bank deposits	Interest expenses	Interest Income From Bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$173	$-	$204	$-	$213	$-
Electronic products	11	-	14	-	22	-
Consolidated total	$184	$-	$218	$-	$235	$-

	Year ended March 31,
	2019			2020			2021
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$71,615	$711	$1,849	$66,741	$251	$1,754	$73,209	$269	$1,540
Electronic products	28,554	167	265	28,638	256	219	34,651	282	215

Consolidated Totals	$100,169	$878	$2,114	$95,379	$507	$1,973	$107,860	$551	$1,755

16. Segment Information - continued

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2019	2020	2021
Net sales
United States of America	$12,862	$11,228	$7,861
PRC	30,772	27,097	24,905
United Kingdom	3,586	4,852	3,259
Hong Kong	4,726	6,188	8,138
Europe	8,186	9,827	9,564
Others	6,449	6,176	11,159
Total net sales	$66,581	$65,368	$64,886

The location of the Company's identifiable assets is as follows:

	March 31,
	2020	2021
Hong Kong and Macao	$42,412	$48,887
PRC	52,967	59,973
Total identifiable assets	95,379	107,860
Goodwill	-	-
Total assets	$95,379	$107,860

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $58,918 (equivalent to RMB 413 million) and $57,864 (equivalent to RMB 375 million) as of March 31, 2020 and 2021, respectively.

Balance sheets

	March 31,
	2020	2021

Assets

Current assets:
Cash and cash equivalents	$902	$4,574
Prepaid expenses and other current assets	42	45
Amounts due from subsidiaries	19,525	11,751
Total current assets	20,469	16,370
Investments in subsidiaries	61,563	71,005
Total assets	$82,032	$87,375

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,588	$1,573
Other accrued liabilities	122	113
Total current liabilities	1,710	1,686
Total shareholders’ equity	80,322	85,689
Total liabilities and shareholders’ equity	$82,032	$87,375

Statements of comprehensive income (loss)

	Year ended March 31,
	2019	2020	2021

Equity in earnings of subsidiaries	$5,778	$115	$9,442
Operating expenses	1,505	1,435	1,211
Income (loss) before income taxes	4,273	(1,320)	8,231
Income taxes	-	-	-
Net income (loss)	4,273	(1,320)	8,231
Share of other comprehensive income (loss) of subsidiaries	-	-	-
Total comprehensive income (loss)	$4,273	$(1,320)	$8,231

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2019	2020	2021
Cash flows from operating activities
Net income (loss)	$4,273	$(1,320)	$8,231
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings of subsidiaries	(5,778)	(115)	(9,442)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	17	(1)	(3)
Amounts due from subsidiaries	3,355	4,116	7,774
Accrued payroll and employee benefits	(2)	-	-
Other accrued liabilities	30	(21)	(24)
Net cash provided by operating activities	1,895	2,659	6,536

Cash flows from financing activities
Dividends paid	(1,588)	(2,387)	(2,864)
Proceeds from exercise of stock options	-	64	-
Net cash used in financing activities	(1,588)	(2,323)	(2,864)

Net increase in cash and cash equivalents	307	336	3,672
Cash and cash equivalents, beginning of year	259	566	902
Cash and cash equivalents, end of year	$566	$902	$4,574

a)	Basis of presentation

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

For the years ended March 31, 2019, 2020 and 2021, related party transactions were mainly composed of $90 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each of the years.

DESWELL INDUSTRIES, INC.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8-A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6-K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 24 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2021 formatted in eXtensible Business Reporting Language (XBRL):

(a) Consolidated Balance Sheets as of March 31, 2020 and 2021; (b) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2019, 2020 and 2021; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2019, 2020 and 2021; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2019, 2020 and 2021; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By:/s/ Edward So Kin Chung

Edward So Kin Chung,

Chief Executive Officer

Date: July 23, 2021