Form 20-F/A
period 2021-03-31
DESWELL INDUSTRIES INC
filed 2021-07-28
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes        ☑ No

EXPLANATORY NOTE

DESWELL INDUSTRIES INC. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to the Company’s Annual Report on Form 20-F for the year ended March 31, 2021, filed with the Securities and Exchange Commission on July 23, 2021 (the “Original Filing”), solely for the purposes of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original Filing. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

Pursuant to Rule 406T of Regulation S-T, these Interactive Data Files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

DESWELL INDUSTRIES, INC.

Item 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
101*	Financial information from registrant for the year ended March 31, 2021 formatted in eXtensible Business Reporting Language (XBRL):

(a) Consolidated Balance Sheets as of March 31, 2020 and 2021; (b) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2019, 2020 and 2021; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2019, 2020 and 2021; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2019, 2020 and 2021; and (e) Notes to Consolidated Financial Statements

*Pursuant to Rule 406T of Regulation S-T, these Interactive Data Files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

DESWELL INDUSTRIES, INC.

By:/s/ Edward So Kin Chung

Edward So Kin Chung,

Chief Executive Officer

Date: July 28, 2021