Form 20-F
period 2022-03-31
DESWELL INDUSTRIES INC
filed 2022-07-28
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from __________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Date of event requiring this shell company report

  For the transition period from __________ to __________

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Islands	Herman Wong, Chief Financial Officer,
(Jurisdiction of incorporation or organization)	Telephone: 853-28-322096; fax: 853-28-323265
E-mail: hermanwong@jetcrown.net
10B, Edificio Associacao Industrial De Macau	10B, Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveira, Macao	32 Rua do Comandante Mata e Oliveira, Macao
Special Administrative Region, PRC	Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	DSWL	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2022, there were 15,935,239 common shares of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act. (Check one):

Large accelerated ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 762(b)) by the registered public accounting firm that prepared or issues its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

•

“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macao;

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

▪

“fiscal year,” e.g., “fiscal 2022,” are to our year ended March 31 of the year(s) indicated.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

Our Holding Company Structure

Deswell was incorporated in the British Virgin Islands on December 2, 1993. Deswell is not an operating company but rather a holding company conducting its operations through Deswell’s subsidiaries, primarily in Macao and mainland China. This structure involves unique risks to investors and you may never directly hold equity interests in Deswell’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a Variable Interest Entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Macao or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) enacted in 2020, provides that if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China, and identifies the registered public accounting firms in Mainland China that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. Under the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC shall prohibit our shares from being traded on Nasdaq. The threat of being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.” and “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — We could be delisted if we are unable to meet the PCAOB inspection requirements in time.”

Cash Flows through Our Organization

Deswell, the British Virgin Islands entity listed in the U.S., controls its operating subsidiaries in Macao and mainland China, through a number of British Virgin Islands subsidiaries and a Samoa subsidiary of Deswell (the “Intermediate Holding Companies”). See Item 4. “Information of the Company - Organizational Structure” for more details.

The funds of Deswell, the Intermediate Holding Companies and Macao subsidiaries are deposited in banks located in Hong Kong and Macao. The intercompany fund transfer between Deswell, the Intermediate Holding Companies and Macao subsidiaries is not limited by the laws of Hong Kong and Macao.

For the three years ended March 31, 2020, March 31, 2021 and March 31, 2022, Deswell paid dividends of $2.39 million, $2.86 million and $3.19 million respectively to its investors. Deswell expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance. See Item 8. “Dividend Policy” for more details.

The cross-border transfer of funds from the Intermediate Holding Companies to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. The Intermediate Holding Companies are permitted to provide funding to their subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on capital contributions by the Intermediate Holding Company to the subsidiaries in mainland China under the PRC regulations. Historically, cash proceeds raised from overseas financing activities by Deswell have been first transferred to the Intermediate Holding Companies. Whenever we need to make capital contributions to the PRC subsidiaries by contributing any of such net proceeds, and convert the contributed proceeds into RMB, we will need to increase the PRC subsidiary’s registered capital by registering and/or filing the increase with the Ministry of Commerce or one of its local branches, the State Administration of Foreign Exchange (“SAFE”) or one of its local branches, or an authorized bank.

Current PRC regulations permit our PRC subsidiaries to pay dividends to their holding companies only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends. For more details, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Restricted net assets” To the best of our knowledge, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

For the years ended March 31, 2020, 2021 and 2022, no dividend or distribution was made to Deswell or the Intermediate Holding Companies by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period.

For more details, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.”, “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Restrictions on the convertibility of RMB into foreign currency may limit our ability to transfer excess funds or dividends to the Company’s subsidiaries outside China.”

Risk Factors

We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in this document and other documents filed with the Securities and Exchange Commission, in press releases, in reports to shareholders, on our website, and other documents. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. In connection with this “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Any such statement is qualified by reference to the cautionary statements provided in this Item 3.

Summary of Risk Factors

•

Our business operations may be materially and adversely affected by the outbreak of COVID-19.

•

Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

•

We could suffer losses from corrupt or fraudulent business practices.

•

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

•

Our gross margins fluctuate from year to year and may be adversely affected by a number of factors.

•

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2022 under U.S. income tax laws and may be a PFIC for years after fiscal 2022. If we were a PFIC in fiscal 2022, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

•

Changes in currency exchange rates have and could continue to influence our financial results significantly.

•

If OEMs stop or reduce their manufacturing outsourcing, our business could suffer.

•

We could experience credit problems with our customers, which could adversely impact our operating results and financial condition and could adversely reduce our future revenues.

•

Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

•

Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

•

We have no long-term contracts to obtain plastic resins and our profit margins and operating results could suffer from an increase in resin prices.

•

Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs.

•

We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products.

•

Our insurance coverage may not be adequate to cover losses related to major accidents, forces of nature or product liability risks.

•

Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

•

Protecting, seeking licenses for, or asserting claims over, intellectual property could be costly.

•

We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

•

Compliance with current and future environmental regulations may be costly and could impact our future operating results adversely.

•

In the future, we may be required to write down long-lived assets and these impairment charges would adversely affect our future operating results.

•

A material failure of internal control over financial reporting could materially impact the Company’s financial results.

•

Potential new accounting pronouncements or changes in interpretation by NASDAQ may adversely impact our future financial position and results of operations in the future.

•

Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

•

The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.

•

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

•

There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against the Company, or our officers and our directors based on foreign laws.

•

If our business licenses in China were not renewed, we would be required to move our operations out of China, which would impair our financial results, competitiveness and market position and jeopardize our ability to continue operations.

•

The performance and reliability of the internet infrastructure and fixed telecommunication in China may affect our business operations.

•

Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•

Uncertainties with respect to the PRC legal system could adversely affect us.

•

Permissions required from the PRC authorities for our operations.

•

Under China’s EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

•

Transactions between our subsidiaries may be subject to scrutiny by the PRC tax authorities. A finding that any of our China subsidiaries owe additional taxes, late payment interest or other penalties could adversely affect our operating results materially.

•

Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.

•

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

•

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Increases in labor costs of workers in the PRC generally, and in the Province where our manufacturing facilities are located particularly, have had and can be expected to continue to have a material and adverse effect on our operating results.

•

Future relocation of certain manufacturing lines may not be successful.

•

Restrictions on the convertibility of RMB into foreign currency may limit our ability to transfer excess funds or dividends to the Company’s subsidiaries outside China.

•

Political and economic instability of Hong Kong and Macao could harm our operations.

•

The PRC’s national labor law restricts our ability to reduce our workforce if we conclude that we need to make future reductions.

•

Power shortages in China could affect our business.

•

China’s U.S. stock market issues may raise investors’ concerns.

•

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

•

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

•

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties

•

We depend on our executive officers, senior managers and skilled personnel.

•

The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

•

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

•

Legislation enacted in the BVI as to Economic Substance may affect our operations.

General Risk Factors

Our business operations may be materially and adversely affected by the outbreak of COVID-19.

Since the end of 2019, COVID-19, a disease caused by a novel strain of coronavirus, has spread globally, and the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. Any such outbreak of epidemic illness or other adverse public health developments in China could materially and adversely affect our business, financial condition and results of operations as our Company’s principal operations are located in China. Further, this outbreak has impacted the entire world, and has affected the global economy as well.

The COVID-19 outbreak has led to governments and other authorities around the world, including China, to impose measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. While still evolving, the COVID-19 pandemic, as well as efforts to contain it, has caused significant economic and financial disruptions around the world, including disruption on manufacturing operations, logistics and global supply chains and significant volatility and disruption of financial markets. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Omicron variant and its sub-variants. As a result, similar emergency measures may have been implemented to contain further spread of COVID-19. Although currently in China, many restrictions have been lifted and the level of business activities are being restored in response to the significant decrease of new reported cases both in China and globally, the above mentioned conditions may continue and worsen in the near or longer term.

The global spread of COVID-19 continues to significantly increase economic and demand uncertainty, with increased fears of a global recession in the near future. Despite the Chinese government’s efforts in reviving China’s economy, China’s economy experienced a significant slowdown in 2020 due to the COVID-19 outbreak, and while economic activity appeared to be rebounding in 2021, there remains uncertainty on how soon economic activity in China will rebound to the level prior to the COVID-19 pandemic. The global economy may continue to deteriorate in the future and have an adverse impact on China’s economy, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of products in the industry, affect prices, and cause other adverse impacts on the industry we are in. An economic downturn including financial market disruption, or a market perception that this situation may occur or develop, may also cause increase of financing costs, or reduce or even diminish available sources of financing for operation or expansion.

The extent to which COVID-19 continues to impact raw material prices in 2022 and into 2023 will depend on the rate of inflation and future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. We cannot foresee whether the continued outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact even with a vaccine now more widely available. If the continued outbreak of COVID-19, including any new strains of the virus or if additional waves of the virus hit China, is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in China’s economic growth, weakened liquidity and financial condition of our customers and other factors that we cannot foresee. Any of these factors, and other factors beyond our control, could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict adversely impacting our employees and customers, and materially and adversely impact our business, financial condition and results of operations.

To date, our manufacturing facilities are under normal operations. We have been proactively following antivirus measures from provincial government agencies to protect the health and safety of our employees and such measures have helped in maintaining our steady production. However, we cannot assure that future closures or reductions of our operations or production may not be necessary in upcoming months as a result of business interruptions arising from protective measures being taken by governmental agencies or of other consequences of the COVID-19 outbreak and the impact of COVID-19 may exacerbate other risk factors discussed herein affecting our business, any of which could have a material effect on us. The emergence of the COVD-19 cases caused by the Omicron variants in the Yangtze Delta region in early 2022 also negatively affected the supply of certain parts for our productions. Our supply chain potentially exposes us to multiple potential sources of delivery failure or component shortages.

Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

With COVID-19 infections still on the rise and inadequate vaccination progress in many countries and amid the war in Ukraine, causing rising energy, food and commodity prices, soaring inflation and tightening monetary policies stances by major central banks, the global growth outlook has weakened. The global economy is only projected to expand by 3.1 percent in 2022 based on the World Economic Situation and Prospects as of Mid-2022, published by the United Nations on May 18, 2022, compared to the project growth of 5.4 percent in 2021. Potential new waves of the pandemic and continued and/or intensification of the war in Ukraine have led to revised downward growth forecasts and a slowdown of the global economy may undermine a full, inclusive and sustainable recovery from the pandemic. With the global economic slowdown and the war in Ukraine, we are seeing increased prices with effects on food, energy and commodity prices, we believe that the global economy is facing a confluence of risks, such as shortages, an escalation of trade disputes, an abrupt tightening of global financial conditions, and intensifying climate risks. While economic activity in the commodity exporting countries, notably fuel exporters, was gradually recovering in 2021, the pandemic and war in Ukraine have effected this recovery and growth remains susceptible to volatile commodity prices. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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

Risks Relating to Our Business and Industry

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2022, we had two major customers, each accounting for more than 10% of our net sales and together for 31.7% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment, COVID-19 or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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
22.0%
15.7%
18.1%
23.6%
18.8%
20.3%
15.2%
16.6%
16.2%
2020
2021
2022
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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2022 under U.S. income tax laws and may be a PFIC for years after fiscal 2022. If we were a PFIC in fiscal 2022, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

The determination of whether we are a passive foreign investment company, or PFIC, in any taxable year is made on an annual basis after the close of that year and depends on the composition of our income and the nature and value of our assets. Specifically, we will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the value of our assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”).

We believe that we were a PFIC for our year ended on March 31, 2022 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax — Passive Foreign Investment Company (PFIC)” in Item 10 Additional Information beginning on page 56 of this Report.

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

The chart below illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2022. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2012 to March 31, 2022
8.500
8.000
7.500
7.000
6.500
6.000
5.500
6.319
6.274
6.163
6.109
6.449
6.731
6.280
6.712
6.966
6.776
6.343
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

_________
(1)

RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 94.5% of the Company total, about 37.0%, 36.9% and 31.9% were in RMB during the years ended March 31, 2020, 2021 and 2022, respectively.

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

At March 31, 2022, we had cash on hand of $13.5 million and time deposits with original maturity over three months of $4.4 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $2.6 million was held in banks and other financial institutions in Hong Kong, $4.5 million in Macao and $10.8 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$63,723 based on the midpoint exchange rate for June 30, 2022 reported by “Historical Exchange Rates” at http:// www.oanda.com/fx-for-business/historical-rates) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$61,867 based on the midpoint exchange rate for June 30, 2022 reported by “Historical Exchange Rates” at http:// www.oanda.com/fx-for-business/historical-rates) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

Uncertainty and adverse changes in the economy and financial markets may also increase the competitive environment in our market segments which could also impact our operating results. In addition, the EMS industry is currently experiencing excess manufacturing capacity and has seen increased competition. To stay technologically competitive, we have replaced some of our existing manufacturing machineries with up to date and advanced ones in order to enhance efficiency, precision, quality as well as productivity.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2020, 2021 and 2022:

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
40%
45%
46%
15%
13%
13%
2020
2021
2022
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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2022, we maintained fire, casualty and theft insurance aggregating approximately $141 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2022, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

As of March 31, 2022, our balance sheet included approximately $27.0 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

Risks Relating to Doing Business in China

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against the Company, or our officers and our directors based on foreign laws.

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. We conduct substantially all of our operations in China and a substantial portion of our assets are located in China. In addition, many of our executive officers and directors do not reside in the U.S. Some or all of the assets of these persons are not located in the U.S. As a result, it may not be possible for you to effect service of process within the U.S. or elsewhere outside of China upon us or our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the BVI or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. There is uncertainty as to whether the courts of the BVI or China would (i) recognize or enforce judgments of U.S. courts against us or our executive officers and directors that are predicated upon the civil liability provisions of the securities laws of the U.S. or the securities laws of any state in the U.S., or (ii) entertain original actions brought in the BVI or China against us or our executive officers and directors that are predicated upon the federal securities laws of the U.S. or the securities laws of any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the BVI and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our officers and directors if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against our management, officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our manufacturing operations are located in China through our PRC subsidiaries. If we plan to expand the operations in China, we may need to make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by the Company to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, the cross-border financing leverage ratio and the macro prudential coefficient under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system.

If we choose to finance our wholly foreign-owned subsidiaries in China by means of capital contributions, the capital contributions must through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we may not be able to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China.

Because of these restrictions and requirements, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, with respect to any regulated future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries. If we fail to complete such registrations or record-filings, our ability to use foreign currency to finance our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

Our manufacturing operations are located in China through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

When our PRC subsidiaries encounter business disputes with other parties, we may have to resort to administrative and court proceedings to enforce our legal rights. If our administrative and court proceedings in China are protracted, it may result substantial costs and diversion of management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our operations.

The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely impede our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permissions required from the PRC authorities for our operations.

We conduct our business primarily through our PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the required licenses and permits from the PRC government authorities that are material for the business operations in China, including business certificates, plants safety certificates and pollutant discharge permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for our operations in China in the future. We may be adversely affected by the complexity, uncertainties and changes in PRC regulations.

On the other hand, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, Deswell and our PRC subsidiaries (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 29 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our number four market in fiscal years ended March 31, 2021 and 2022. See Item 4 “Information on the Company — Customers and Marketing” on page 35 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. During fiscal year 2020, the U.S.-China relation during the Trump-administration had hit a low point. The United States fell out of the top three significant geographical markets of the Company’s products. Following the swearing in of Joseph Biden as the new United States President in January 2021, the United States and China held the first high-level meeting in March 2021, however the meeting ended in heated arguments. Since then, our understanding is there has been no meeting between the two countries, though several telephone conversations between high-level officials from both sides.

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

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. Over the four years that have followed since, the two countries have been embroiled in countless back-and-forth negotiations, introduced foreign technology restrictions, fought several WTO cases, consequently leading U.S.-China trade tensions to the brink of a full-blown trade war. So far, the U.S. has slapped tariffs on US$550 billion worth of Chinese products. China, in turn, has set tariffs on US$185 billion worth of U.S. goods. For many months, neither China nor the United States showed signs of wanting to back down. But finally, on January 15, 2020, the first signs of a truce were seen, when the two sides signed the Phase One Deal, which officially agreed to the rollback of tariffs and expansion of trade purchases. China agreed to expand purchases of certain U.S. goods and services by an additional US$200 billion for the two-year period from January 1, 2022, through December 31, 2021 as part of the Phase One Deal; however; China purchased only 57% of this committed amount. The two countries have provided minimal updates on extending the Phase One Deal or negotiating a Phase Two Deal and it remains uncertain if or when a new deal will be reached.

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

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions, and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have similar adverse effect. Any one or more of these events may hamper our operation adversely, affect our sales results, potentially for a prolonged period of time, which could materially and adversely affect our business, financial conditions, and results of operations.

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

China's annual inflation rate jumped to 2.1 percent in April 2022 and stayed there in May 2022. This is the highest since November 2021, amid logistics disruptions caused by strict COVID-19 measures. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in the past few years has in general increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 10% in December 2021. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective December 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage increased by 10.0%.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce further by 140 in the fiscal year ended March 31, 2022 after decreasing our workforce by 25 and 100 in the fiscal year ended March 31, 2021 and 2020, respectively. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

The HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending March 31, 2024 which is due by July 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares could be prohibited from trading in the United States in 2023.

Risks Relating to Our Corporate Structure

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2022, approximately 58.1% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of June 30, 2022, the Chairman of the Board of Directors of the Company, Richard Pui Hon Lau, beneficially owned approximately 60.0% of our outstanding common shares, allowing Mr. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2022, members of our senior management and Board of Directors as a group, including Mr. Lau, beneficially owned approximately 69.7% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

Legislation enacted in the BVI as to Economic Substance may affect our operations

The Economic Substance (Companies and Limited Partnership) Act 2018 (the “Act”) has been enacted in the BVI and came into force on January 1, 2019. The Act requires certain BVI legal entities carrying on relevant activities to demonstrate adequate economic substance in the BVI.

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

During the year ended March 31, 2022, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

If any one of the BVI entities in our Group commences activities which may be considered to be a “relevant activity” under the Act, we will take appropriate advice to ensure that such entity complies with the relevant economic substance requirements with respect to that activity.

Item 4. INFORMATION ON THE COMPANY

History and Development of the Company

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2022.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2020, 2021 and 2022 included the following (dollar amounts in thousands):

	Year ended March 31,
	2020	2021	2022
Purchase of property, plant and equipment	$507	$551	$1,504
Proceeds from the sale of property, plant and equipment, net of transaction costs.	$188	$81	$50

Our major capital expenditures in fiscal 2022 included:

•

$132,000 for leasehold improvements;

•

$1,202,000 for plant and machinery for plastic and electronic products;

•

$44,000 for motor vehicles; and

•

$126,000 for furniture, fixtures and equipment.

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

•

cases for flashlights, telephones, printers, scanners;

•

parts for industrial components;

•

parts for indoor control switches;

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 38.8%, 30.6% and 27.2% of the Company’s total sales during the years ended March 31, 2020, 2021, and 2022, respectively. At March 31, 2022, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2022, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2022, the Company made an average of approximately 6 to 8 molds each month. The average weight of the molds produced by the Company is about 1,300 pounds costing an average of $8,800 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2022, the Company had approximately 167 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2020, the Company disposed of 18 plastic injection molding machines and did not add any new machines.

During the year ended March 31, 2021, the Company disposed of 10 old plastic injection molding machines and did not add any new machines.

During the year ended March 31, 2022, the Company disposed of 5 old plastic injection molding machines and added two new machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2022 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2020, 2021, and 2022, manufacturing of electronic products accounted for approximately 61.2%, 69.4% and 72.8% respectively, of the Company’s total sales.

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

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
40%
15%
45%
13%
46%
13%
2020
2021
2022
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

The Company used in excess of 7,506,000 pounds of plastic resins during the year ended March 31, 2022. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” beginning on page 16 of the Risk Factor section of this Report.

Transportation

Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Generally, the Company sells its products F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems.

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2020, 2021 and 2022. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
Geographical Area	2020	2021	2022
China	41.5%	38.4%	40.1%
United States	17.2	12.1	12.2
Europe	15.0	14.7	15.6
Hong Kong	9.5	12.5	13.5
United Kingdom	7.4	5.0	7.8
Canada	4.1	7.3	6.4
Others	5.3	10.0	4.4
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 40.1% of our total net sales for the year ended March 31, 2022 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2020, 2021 and 2022:

	Year ended March 31,
	2020	2021	2022
Customer B	12.0%	19.3%	20.1%
Customer C	*%	10.0%	11.6%
Customer D	11.6%	11.2%	*%
Customer E	18.7%	*%	*%
Customer F	*%	11.2%	*%
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

As the global epidemic trend continues to stabilize, travelling restrictions have been lifted by some countries. However, the PRC government is still adopting a zero-COVID policy to prevent any spread of the coronavirus in its communities. As a result, some major cities in China have been put under full or partial lockdowns or district-based controls.

Though the Company’s two principal manufacturing plants are not located in the cities under lockdowns, our staff are required to be quarantined in designated hotels for 14 to 21 days when they travel from Hong Kong to the PRC cities. (Effective from June 29, 2022, the length of the quarantine was reduced to seven days and three days home health monitoring).

These border entry restrictions create challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities. The Company is complying with the health and safety protocols established by the government and has taken steps to safeguard its employees and business operations. These steps include well-planned travel arrangements among the Company’s management team, actively cleaning and sanitizing open public areas to ensure the continuity and smooth supervision over plant production and administration under pandemic conditions.

During the year ended March 31, 2022 the Company did not experience a significant negative impact from COVID-19 on its operations, or capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2022. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2022 constructed approximately

•

1,070,000 square feet of factory space,

•

91,000 square feet of amenity space,

•

133,000 square feet of office building space, and

•

470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income of $1,560,000, $2,026,000 and $2,418,000 was earned during the years ended March 31, 2020, 2021, and 2022, respectively.

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

Material Effects of Government Regulations

See discussion of increasing minimum wage levels in Guangdong Province and corresponding increases in employer contributions for mandatory social welfare benefits for Chinese employees on page 24 of this Report.

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

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2022:

	Year ended March 31, 2020			Year ended March 31, 2021			Year ended March 31, 2022
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	78.0	84.3	81.9	76.4	81.2	79.7	84.8	83.4	83.8
Gross profit	22.0	15.7	18.1	23.6	18.8	20.3	15.2	16.6	16.2
Selling, general and administrative expenses	18.2	10.3	13.4	21.1	10.6	13.9	18.4	8.9	11.5
Corporate expense	-	-	2.0	-	-	2.0	-	-	1.6
Other income (expenses), net	(2.3)	0.4	(0.7)	3.0	(0.5)	0.6	0.1	0.1	0.1
Operating income (loss)	1.5	5.8	2.0	5.5	7.7	5.0	(3.1)	7.8	3.2
Non-operating Income (expense), net	(6.1)	(2.0)	(3.6)	24.8	1.2	8.4	21.3	0.5	6.2
Income (loss) before income taxes	(4.6)	3.8	(1.6)	30.3	8.9	13.4	18.2	8.3	9.4
Income taxes (benefit)	0.7	0.5	0.6	1.1	0.6	0.7	(1.0)	0.1	(0.2)
Net income (loss)	(5.3)	3.3	(2.2)	29.2	8.3	12.7	19.2	8.2	9.6

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year ended March 31, 2022 (Fiscal 2022) Compared to Year Ended March 31, 2021 (Fiscal 2021)

Net Sales - The Company's net sales for the year ended March 31, 2022 were $85,980,000, an increase of $21,094,000 or 32.5% as compared to $64,886,000 in the corresponding period in fiscal 2021. The increase was related to increases in sales revenues of $3,480,000 in our plastic segment, and of $17,614,000 in our electronic segment, respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was mainly due to an increase in orders of $5,615,000 for robotic mops and vacuum cleaners for automatic floor cleaning stations from a new customer, and of $1,238,000 for office equipment, and tooling products, offsetting a decrease in orders of $2,050,000 for plastic and gardening tool boxes, and other gardening tool accessories, as well as a decrease of $1,138,000 for motor vehicle products and telephone equipment from other existing customers.

The revenue increase in the electronic segment was mainly due to an increase of $8,252,000 in orders for home entertainment products, and $7,752,000 in orders for professional audio instruments of mixing consoles and digital audio workstations from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2022 was $13,952,000, representing a gross profit margin of 16.2%. This is compared with the overall gross profit and gross profit margin of $13,166,000 or 20.3% for the year ended March 31, 2021.

Gross profit in the plastic segment decreased by $1,136,000 to $3,545,000 or 15.2% of net sales for the year ended March 31, 2022, as compared to $4,681,000 or 23.6% of net sales for the same period in the prior fiscal year. The decrease in gross profit and margin for the plastic segment was mainly due to the decreases in sales revenues from major clients with different product mix requiring higher raw materials consumption, as well as the relatively higher spoilage rate resulting from production of the products for the new customer.

Gross profit in the electronic segment increased by $1,922,000 to $10,407,000 or 16.6% of net sales for the year ended March 31, 2022, as compared to $8,485,000 or 18.8% of net sales in the prior fiscal year. The gross margin decrease is attributed to increases in raw materials cost as a result of the continuing scarcity of and surging demand from the automotive industry for primary materials such as semi-conductor chips, when compared with last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2022 slightly increased by $957,000 to $11,267,000 or 13.1% of total net sales, as compared to $10,310,000 or 15.9% of total net sales for the year ended March 31, 2021.

Corporate expenses slightly increased by $84,000 to $1,395,000 for the year ended March 31, 2022, as compared to $1,311,000 for the year ended March 31, 2021 related to a slight increase in professional fees.

SG&A expenses in the plastic segment increased by $103,000 to $4,302,000 or 18.4% of net sales for the year ended March 31, 2022, compared to $4,199,000 or 21.1% of net sales for fiscal 2021. The increase was primarily related to increases of $70,000 in selling expense, and of $43,000 in local government taxes and charges, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $770,000 to $5,570,000 or 8.9% of net sales for the year ended March 31, 2022, compared to $4,800,000 or 10.7% of net sales for fiscal 2021. The increase was mainly due to increases of $628,000 in staff costs and welfare, of $68,000 in audit, legal and professional fees, as well as $84,000 in local government taxes and charges, when compared to prior fiscal year. However, SG&A expense as a percentage of sales was relatively lower than fiscal 2021 as total sales revenues increased during fiscal 2022.

Other Income, Net - Other income was $74,000 for the year ended March 31, 2022, as compared to other income of $405,000 in the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2022 was $15,000, as compared to other income of $614,000 for the prior fiscal year. Other income was lower in fiscal 2022 mainly due to a reversal of provision of $148,000 for doubtful receivables, and a gain of $57,000 on sales of materials, offsetting an exchange loss of $165,000 during fiscal 2022, as compared to an exchange gain of $1,003,000 and a provision of $438,000 for doubtful debts in fiscal 2021.

Other income attributable to the electronic segment for the year ended March 31, 2022 was $59,000, as compared with other expense of $209,000 for the prior fiscal year. The increase in other income was mainly due to a decrease of $248,000 in exchange loss and a gain of $92,000 on sales of materials as compared to last fiscal year, offsetting a reversal of $40,000 of provision for doubtful debts during the year ended March 31, 2021.

Operating Income - Operating income was $2,759,000 for the year ended March 31, 2022, as compared to operating income of $3,261,000 in the prior fiscal year.

Corporate expenses of $1,395,000 and $1,311,000 were incurred during the fiscal year of 2022 and 2021, respectively.

On a segment basis, the operating loss in the plastic segment was $742,000 in the year ended March 31, 2022, as compared to operating income of $1,096,000 in fiscal 2021. The decrease in operating income in the plastic segment was mainly due to reduced gross profit and margin, as well as decrease in other income as described above.

The electronic segment reported operating income of $4,896,000 in the year ended March 31, 2022, compared to operating income of $3,476,000 in fiscal 2021. The increase in operating income was mainly due to the increase in sales, lower SG&A expense as a percentage of sales, and an increase in other income, as described above.

Non-Operating Income – Non-operating income for the year ended March 31, 2022 was $5,308,000, as compared to a non-operating income of $5,445,000 in last fiscal year. The slight decrease in non-operating income was primarily due to increases of $740,000 from realized gain on sale of marketable securities, and $183,000 from rental income, offsetting a decrease of $1,138,000 in unrealized gain on marketable securities, as compared to fiscal 2021.

Income Taxes – Current tax expense for the year ended March 31, 2022 was $402,000. The Company had a deferred tax benefit of $567,000. This is compared to a current tax expense of $322,000 and a deferred tax provision of $153,000 in last fiscal year.

On a segment basis, there was current tax expense of $69,000 and a deferred tax benefit of $308,000 in the plastic segment for the year ended March 31, 2022, as compared to a current tax expense of $60,000 and a deferred tax provision of $153,000 during the last fiscal year. In the electronic segment, there was current tax expense of $333,000 and a deferred tax benefit of $259,000 for the year ended March 31, 2022, as compared to current tax expense of $262,000 in fiscal 2021.

Net Income – The Company had net income of $8,232,000 for the year ended March 31, 2022, as compared to net income of $8,231,000 for the year ended March 31, 2021. The increase in net income was mainly due to the increase in sales, offsetting by the decrease in gross margin as described above.

Net income for the plastic segment for the year ended March 31, 2022 was $4,468,000, as compared to net income of $5,810,000 for fiscal 2021. The decrease in net income in the plastic segment was mainly due to a decrease in gross margin as described above.

Net income for the electronic segment for the year ended March 31, 2022 was $5,159,000, as compared to net income of $3,732,000 for fiscal 2021. The increase in net income in the electronic segment was mainly attributable to an increase in sales, a lower SG&A expense as percentage of sales than prior fiscal year, and an increase in other income as described above.

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

Other expenses attributable to the electronic segment for the year ended March 31, 2021 were $209,000, as compared with other income of $159,000 for the prior fiscal year. The decrease in other income was mainly due to a decrease of $519,000 in exchange income and an increase of $117,000 for reversal of doubtful debts f during the year ended March 31, 2021 as compared to last fiscal year.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2020, March 31, 2021, and March 31, 2022 (in thousands):

	Year ended March 31,
	2020		2021		2022
	H1	H2	H1	H2	H1	H2
Net sales	$37,713	$27,655	$27,690	$37,196	$39,782	$46,198
Gross profit	6,544	5,320	5,595	7,571	6,420	7,532
Operating income	1,156	257	959	2,302	1,183	1,576
Net income (loss)	1,249	(2,569)	1,532	6,699	4,298	3,934

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China jumped to 2.1% in April 2022 and stayed at that level in May of 2022. This is the highest since November 2021, amid the logistics disruptions caused by strict COVID-19 measures. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 10% in December 2021. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective December 1, 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage was raised to RMB1,900 per month from RMB1,720 per month since July 1, 2018. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations since the July 31, 2005 adjustment of the RMB to the U.S. dollar by showing the exchange ratio at the end of each of Deswell’s fiscal years from March 31, 2006 to March 31, 2022.

_________
(1)

RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

Since 2018 the RMB has become depreciated against the U.S. dollar, and the Company’s results have benefited from this depreciation rate. However, since then, the RMB has fallen against the U.S. dollar to its 18-month low of 6.7110 in May 2022 amid the COVID-19 lockdowns in key Chinese cities. Despite the global economy’s softening, the China Central Bank is running restrained monetary policies, eschewing sharp rate cuts, which may further contribute to the RMB’s weakness.

Since the U.S. President Joseph Biden took office in January 2021, the Biden administration has considered lifting some of the trade tariffs on Chinese goods to respond to domestic dissatisfaction with current inflation in the United States. However, there appears to still be hesitation by the Biden administration on the on-going tariff issue, while on the other hand, China has not changed its trade behavior due to the U.S. trade sanctions leading to a continued large trade deficit between the U.S. and China.

Further, it is forecasted that the volatility of the U.S. dollar and RMB exchange rate will continue in 2022 due to various factors, such as ongoing uncertainty from the coronavirus pandemic, the monetary policies by the U.S. Federal Reserve and the China Central Bank, the trade imbalance between the U.S. and China, and the ongoing war between Russia and Ukraine together with its impact on China’s relations with its international allies.

We did not hedge our currency risk during the years ended March 31, 2020, 2021 and 2022 and at March 31, 2022, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

Capital resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of March 31, 2020, 2021 and 2022, we had cash and cash equivalents of US$22.5 million, US$20.2 million and US$13.5 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and fixed deposits. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Fiscal year 2022

For the year ended March 31, 2022, net cash used in operating activities totaled $183,000, including net income of $8,232,000 and depreciation and amortization expenses of $1,736,000. For the year ended March 31, 2021, net cash provided by operations totaled $3,296,000, including net income of $8,231,000 and depreciation and amortization expenses of $1,755,000. Accounts receivable increased by $3,339,000 as compared to balances at March 31, 2021, primarily as a result of an increase in sales during the fiscal year. Inventories increased by $7,601,000 over levels at March 31, 2021, mainly because of relatively higher level of raw materials maintained during the fiscal year relating to increased sales turnover. Accounts payable increased by $316,000 over levels at March 31, 2021, primarily because of the increase in materials purchases.

Net cash used in investing activities amounted to $3,432,000 for the year ended March 31, 2022 while net cash used in investing activities in fiscal year 2021 amounted to $2,723,000. Capital expenditures during these periods totaled $1,504,000 and $551,000, respectively.

In fiscal year 2022, there was an increase in fixed deposits with original maturity over three months of $1,654,000 and an increase in fixed deposits over twelve months of $26,000. Also during fiscal year 2022, we acquired marketable securities for $11,543,000 and received $11,245,000 in cash proceeds from the sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2022 was $3,143,000, which was mainly used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2021 was $2,864,000, which was used to fund dividend payments to shareholders.

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

Restricted net assets

Our cash and cash equivalents at March 31, 2022 were unrestricted and held for working capital purposes. Our direct PRC subsidiaries are, however, subject to PRC restrictions on distributions to equity holders. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries amounted to US$58.9 million, US$57.9 million and US$58.9 million as of March 31, 2020, 2021 and 2022, respectively.

At March 31, 2022, the Company had cash and cash equivalents of $13,465,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2022, the Company had capital commitments totaling approximately $211,000, mainly for leasehold improvements, plant and machineries, vehicles, and computer packages, all of which are expected to be disbursed during the year ending March 31, 2023.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2021 to March 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

This discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires the Company to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. For more information on our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements included in Part III, Item 18, in this Report

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting estimates:

Inventories

Our inventories are stated at the lower of cost or the estimated market value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the market value. The market value of the inventories are estimated based on the current market situation and historical experience on similar inventories.

Any changes in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-down. The changes in the write-down would affect the Company’s profit or loss during the year.

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

Since the market value of the assets cannot be obtained reliably, we evaluate the impairment of the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition based on the historical trends and existing macroeconomic conditions.

Any changes in these estimates can have a significant impact on the assessment of fair value which could result in material impairment losses.

Allowance for credit losses

The Company estimated the expected credit losses for accounts receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimated its recovery period based on relevant historical accounts receivable collection information. Then it estimated the credit allowances based on the recovery period and the historical distribution of each aging bucket.

As of the date of this Report, COVID-19 pandemic continues to evolve. If our customers fail to manage the demand, supply and operational challenges resulted from the impact of COVID-19 pandemic, their financial performance and position may be deteriorated, which would impact our financial performance. Accordingly, the Company expects these judgments and estimates may be subject to change, which could materially impact future periods.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2022 are as follows:

Name	Age	Position(s) with Company
Richard Pui Hon Lau	78	Chairman of the Board of Directors
Edward So Kin Chung	49	Chief Executive Officer
Chin Pang Li	77	Executive Director of Manufacturing and Administration for Plastic Operations and Member of the Board of Directors
Hung-Hum Leung	76	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	75	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	78	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	44	Chief Financial Officer

Richard Pui Hon Lau. Mr. Lau served as Chief Executive Officer and Chairman of the Board of Directors of the Company and its predecessors since their inception in 1987 until February 2007, at which time he retired as Chief Executive Officer. Mr. Lau remains as Chairman of the Board.

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 23 years and has been with Deswell for 16 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,892,000 during the year ended March 31, 2022 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2022.

During the year ended March 31, 2022, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our executive officers, senior managers and skilled personnel.” in Item 3 “Key Information – Risk Factors” on page 27 of this Report.

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

Employees

At March 31, 2022, the Company employed 990 persons on a full-time basis, of which 9 were located in Macao and 981 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2022:

•

397 were engaged in plastic injection molding manufacturing, and

•

584 were engaged in contract electronic manufacturing.

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

Through June 30, 2022, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2022, there were options to purchase an aggregate of 400,000 common shares outstanding, and 1,318,000 shares were available for future grant under Deswell’s option plans.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2022, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
Richard Pui Hon Lau	9,673,556	(2)	60.0
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	30,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-
____________
* Less than 1%.
(1)

Based on 15,935,239 shares outstanding on June 30, 2022. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)

Consists of 9,473,556 shares held of record by Mr. Lau and options to purchase 200,000 shares granted to Mr. Lau under the Company’s stock option plans. Mr. Lau’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.

(3)

Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.

(4)	Consists of 30,000 shares held of record by Mr. Wong.

(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2020	2021	2022
Richard Pui Hon Lau	54.8	57.9	60.0
Chin Pang Li	10.1	10.1	10.1
____________
(1)

Based on 15,915,239 shares outstanding at June 30, 2020, 15,915,239 shares outstanding at June 30, 2021, and 15,935,239 shares outstanding at June 30, 2022: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2022, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2022, 8 holders of record with addresses in the United States held approximately 12.8 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in Item 7.B. of Form 20-F from April 1, 2017 through June 30, 2022, the latest practical date prior to filing of this Annual Report.

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

•

2022 aggregating $3,185,048, $1,591,524 of which was based on results for the last six months of the year ended March 31, 2021; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2022.

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

The Company declared a dividend of $0.10 on November 22, 2021, which was based on the results of the first six months of the year ended March 31, 2022. The dividend was paid on December 22, 2021.

The Company declared a dividend of $0.10 on June 16, 2022, which was based on the results of the last six months of the year ended March 31, 2022. The dividend was paid on July 15, 2022.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2022:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2022 and for the quarter ended June 30, 2022:

DSWL Market Price Per Share
(Quarterly)
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$2.75
$2.10
$3.25
$2.25
$3.47
$2.54
$4.00
$2.92
$5.60
$3.48
$4.87
$3.45
$5.20
$3.56
$4.08
$3.40
$3.94
$3.00
30-Jun-2020
30-Sep-2020
31-Dec-2020
31-Mar-2021
30-Jun-2021
30-Sep-2021
31-Dec-2021
31-Mar-2022
30-Jun-2022
High
Low

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2022:

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,935,239 common shares were outstanding on June 30, 2022.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this Report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of non-income tax (such as the United States federal estate or gift tax). You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and non-income tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

•

a dealer in securities or currencies;

•

a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•

a financial institution or a bank;

•

an insurance company;

•

real estate investment trust;

•

regulated investment companies;

•

a partnership or other pass-through entity for U.S. federal income tax purposes;

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

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a regulated person), annuities and gains from assets that produce passive income. An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year.

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2022, we believe that we are a PFIC for such year. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

If we are treated as a PFIC, unless one of the elections described below is made, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain recognized on the sale or other disposition of your common shares. Under the PFIC regime, any excess distribution and recognized gain will be treated as ordinary income. The U.S. federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period for our common shares; (ii) tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs; and (iv) amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income and no interest charge applies. The interest charge is non-deductible by individuals but is generally deductible by corporations.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described above, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares held by such U.S. Holders. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our common shares held by them are made.

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings, on a pro rata basis, would be currently included in their gross income for U.S. federal income tax purposes. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available.

In addition, U.S. Holders may generally avoid the PFIC regime by making the “mark-to-market” election with respect to our common shares as long as we are a PFIC and our common shares are considered to be readily tradable on an established securities market within the United States. “Mark-to-market,” in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of our common shares over your adjusted tax basis in such common shares as of the end of each year. This “mark-to-market” election generally enables a U.S. Holder to avoid the deferred tax amount or interest charge that would otherwise be imposed on them if we were to be classified as a PFIC. However, if we are a PFIC, a mark-to-market election would not be available with respect to stock of a Subsidiary PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Subsidiary PFIC.

If we are treated as a PFIC at any time that you hold our shares but cease to be classified as a PFIC in a later year, we will continue to be classified as a PFIC with respect to you unless you make a deemed sale election in a timely manner to be taxed as if you sold your shares at their fair market value. In this case, you would pay tax on the gain on the deemed sale treated as ordinary income and an interest charge, and no loss will be allowed to you. A timely deemed sale election can also be made with respect to any of our Subsidiary PFIC, in which case you will be taxed on the amount of gain treated as ordinary income and pay an interest charge as if the stock of such subsidiary had been actually sold or disposed of by us while we were a PFIC and you held our shares. If we subsequently become a PFIC, you will again be subject to the general PFIC rules discussed herein.

If we are treated as a PFIC, each U.S. Holder will be required to make an annual return on IRS Form 8621 (unless an exception applies) or its successor, reporting, among other things, distributions received and gain realized with respect to each PFIC in which such holder holds a direct or indirect interest, and may be required to provide other information as specified by the IRS.

An actual determination of PFIC status is highly factual in nature. Given the complexity of the issues that may result if we are classified as or become a PFIC, you are urged to consult your own tax advisors with respect to the tax consequences to you, including any reporting obligations that may be imposed on you, in the event that this should occur, in view of your particular circumstances.

In addition, certain U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including interest, dividends and capital gains. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our shares.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2020, 2021 and 2022, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2022 of $13,465,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$3,028
Chinese RMB	6,080
Hong Kong dollars	4,154
Macao dollars	176
Japanese yen	22
Euro	2
Pound sterling	1
Others	2
$13,465

See discussion of Exchange Rate Fluctuation in Item 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $4,354,000 as of March 31, 2022 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2022, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2022.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2022 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2022, the Company’s internal control over financial reporting was effective based on above described criteria.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2021 and March 31, 2022 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2021 and 2022.

	Year ended March 31,
	2021	2022
	(in thousands)
Audit fees (1)	$208	$217
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
	$208	$217
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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable to Deswell.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable to Deswell.

PART III

Item 17. FINANCIAL STATEMENTS

Not Applicable to Deswell.

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report:

Page
Report of Independent Registered Public Accounting Firm – BDO China Shu Lun Pan Certified Public Accountants LLP, Shenzhen, People’s Republic of China	F-1

PCAOB ID #1818

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Deswell Industries, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket of respective accounts receivable, and adjusted for the forward-looking information. The principal considerations for our determination that performing procedures relating to the accounts receivable allowances is a critical audit matter are (i) the significant judgment by management when determining the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at March 31, 2022; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate and significant assumptions related to the CECL.

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

Shenzhen, People’s Republic of China

July 28, 2022

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2021	2022

ASSETS
Current assets:
Cash and cash equivalents	$20,223	$13,465
Time deposits with original maturities over three months	2,700	4,354
Time deposit with original maturities over twelve months - current	-	1,564
Marketable securities (note 3)	22,373	24,499
Accounts receivable, less allowances for credit losses of $1,351 and $268 at March 31, 2021 and 2022, respectively (note 2)	14,708	18,195
Inventories (note 4)	16,193	23,819
Prepaid expenses and other current assets (note 5)	2,489	1,926
Total current assets	78,686	87,822
Property, plant and equipment, net (note 6)	27,323	27,017
Deferred tax assets (note 8)	-	259
Time deposits with original maturities over twelve months	1,851	313
Total assets	$107,860	$115,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,522	$9,838
Accrued payroll and employee benefits	7,107	7,611
Customer deposits	1,683	2,343
Other accrued liabilities (note 7)	2,016	2,950
Income taxes payable	886	1,232
Total current liabilities	$21,214	$23,974
Deferred income tax liabilities (note 8)	957	659
Total liabilities	$22,171	$24,633

Commitments and contingencies (note 10)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares as of March 31, 2021 and 2022; 17,061,810 and 17,081,810 shares issued as of March 31, 2021 and 2022; 15,915,239 and 15,935,239 shares outstanding as of March 31, 2021 and 2022	$53,143	$53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2021 and 2022 (note 12)	(2,821)	(2,821)
Additional paid-in capital	7,989	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	22,062	27,108
Total shareholders’ equity	85,689	90,778
Total liabilities and shareholders’ equity	107,860	115,411

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2020	2021	2022
Net sales	$65,368	$64,886	$85,980
Cost of sales	53,504	51,720	72,028
Gross profit	11,864	13,166	13,952
Selling, general and administrative expenses	10,026	10,310	11,267
Other (expenses) income, net (note 13)	(425)	405	74
Operating income	1,413	3,261	2,759
Non-operating (expenses) income, net (note 14)	(2,360)	5,445	5,308
(Loss) income, before income taxes	(947)	8,706	8,067
Income tax expense (benefit) (note 8)	373	475	(165)
Net (loss) income attribute to Deswell Industries, Inc.	(1,320)	8,231	8,232
Other comprehensive income (loss)	-	-	-
Total comprehensive (loss) income attributable to Deswell Industries, Inc.	$(1,320)	$8,231	$8,232
Net (loss) income per share attributable to Deswell Industries, Inc. (note 2)
Basic: Net (loss) income per share	$(0.08)	$0.52	$0.52
Weighted average common shares outstanding (shares in thousands)	15,914	15,915	15,929
Diluted: Net (loss) income per share	$(0.08)	$0.51	$0.51
Weighted average common shares outstanding (shares in thousands)	15,914	16,047	16,135

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock			Accumulated
	Shares	Amount	Shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total Shareholders’ Equity
Balance at March 31, 2019	17,031,810	$53,063	(1,146,571)	$(2,821)	$8,005	$5,316	$20,401	$83,964
Exercise of stock options	30,000	80	-	-	(16)	-	-	64
Net loss	-	-	-	-	-	-	(1,320)	(1,320)
Dividends ($0.15 per share)	-	-	-	-	-	-	(2,386)	(2,386)
Balance at March 31, 2020	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$16,695	$80,322
Net income	-	-	-	-	-	-	8,231	8,231
Dividends ($0.18 per share)	-	-	-	-	-	-	(2,864)	(2,864)
Balance at March 31, 2021	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$22,062	$85,689
Exercise of stock options	20,000	59	-	-	(16)	-	-	43
Net income	-	-	-	-	-	-	8,232	8,232
Dividends ($0.2 per share)	-	-	-	-	-	-	(3,186)	(3,186)
Balance at March 31, 2022	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$27,108	$90,778

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2020	2021	2022
Cash flows from operating activities
Net (loss) income	$(1,320)	$8,231	$8,232
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,973	1,755	1,736
Provision for (reversal of) credit losses, net	297	397	(148)
Allowance for obsolete inventories, net	426	-	(25)
(Gain) loss on disposal of property, plant and equipment	(29)	(22)	24
Unrealized holding loss (gain) on marketable securities	5,179	(2,010)	(872)
Gain on sales of marketable securities	(29)	(333)	(1,073)
Deferred income tax expense (benefit)	92	206	(557)
Scrip dividend received	(175)	(19)	-
Exchange loss (gain) arising from marketable securities	531	(661)	117
Changes in operating assets and liabilities:
Accounts receivable	3,136	(2,804)	(3,339)
Inventories	4,026	(7,615)	(7,601)
Prepaid expenses and other current assets	254	(737)	563
Accounts payable	(1,649)	4,918	316
Accrued payroll and employee benefits	401	1,030	504
Customer deposits	(126)	511	660
Other accrued liabilities	56	298	934
Income taxes payable	78	151	346
Net cash provided by (used in) operating activities	13,121	3,296	(183)

Cash flows from investing activities
Purchase of property, plant and equipment	(507)	(551)	(1,504)
Proceeds from sale of property, plant and equipment, net of transaction costs	188	81	50
Purchase of marketable securities	(2,121)	(6,059)	(11,543)
Proceeds from sales of marketable securities	1,620	6,150	11,245
Increase of fixed deposits with original maturities over three months	(412)	(1,917)	(1,654)
Increase of fixed deposits with original maturities over twelve months	(1,424)	(427)	(26)
Net cash used in investing activities	(2,656)	(2,723)	(3,432)

Cash flows from financing activities
Dividends paid	(2,386)	(2,864)	(3,186)
Proceeds from exercise of stock options	64	-	43
Net cash used in financing activities	(2,322)	(2,864)	(3,143)

Net increase (decrease) in cash and cash equivalents	8,143	(2,291)	(6,758)
Cash and cash equivalents, beginning of year	14,371	22,514	20,223
Cash and cash equivalents, end of year	$22,514	$20,223	$13,465

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$160	$236	$68

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

COVID-19 Considerations

As the global epidemic trend continued to be stabilized, travelling restrictions have been lifted by some countries. However, the PRC government is still adopting zero-COVID policy to prevent any spread of the coronavirus in the community. It resulted some major cities in China being under fully or partially lockdowns or district-based controls.

Though the Company’s two principal manufacturing plants are not located in the cities under lockdowns, our staff are required to be quarantined in designated hotels for 14 to 21 days when they travel from Hong Kong to the PRC cities. (Effective from June 29, 2022, the length of the quarantine was reduced to seven days and three days home health monitoring).

These border entry restrictions create challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities. The Company is complying with the health and safety protocols established by the government and have taken steps to safeguard the employees and business operations. These steps include well-planned travel arrangements among the Company’s management team, actively cleaning and sanitizing open public areas to ensure the continuity and smooth supervision over plant production and administration under pandemic conditions.

During the year ended March 31, 2022 the Company did not experience a significant negative impact of COVID-19 on its operations, capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2022. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

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

	Year ended March 31, 2020
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,265	$9,963	$11,228
PRC	22,567	4,530	27,097
United Kingdom	159	4,693	4,852
Hong Kong	1,202	4,986	6,188
Europe	153	9,674	9,827
Canada	-	2,681	2,681
Others	7	3,488	3,495
Total net sales	$25,353	$40,015	$65,368

	Year ended March 31, 2021
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,349	$6,512	$7,861
PRC	17,081	7,824	24,905
United Kingdom	15	3,244	3,259
Hong Kong	1,248	6,890	8,138
Europe	169	9,395	9,564
Canada	-	4,680	4,680
Others	3	6,476	6,479
Total net sales	$19,865	$45,021	$64,886

	Year ended March 31, 2022
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,014	$9,446	$10,460
PRC	20,430	14,018	34,448
United Kingdom	26	6,710	6,736
Hong Kong	1,666	9,927	11,593
Europe	209	13,212	13,421
Canada	-	5,503	5,503
Others	-	3,819	3,819
Total net sales	$23,345	$62,635	$85,980

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

Accounts receivable, net, as of March 31, 2021 and 2022 consisted of the following:

	March 31,
	2021	2022
Accounts receivable	$16,059	$18,463
Less: Allowance for credit losses	(1,351)	(268)
Accounts receivable, net	$14,708	$18,195

The movement of allowance for credit losses for the years ended March 31, 2020, 2021 and 2022 was as follows:

	Year ended March 31,
Allowance for credit losses	2020	2021	2022

Balance at beginning of the year	$658	$954	$1,351
Provision for (reversal of) credit losses, net	297	397	(148)
Written off	(1)	-	(935)
	$954	$1,351	$268

The provision and reversal of credit losses for the years were charged to other income (expenses), net in consolidated statements of comprehensive income (loss).

Shipping and handling cost- Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2020, 2021 and 2022, shipping and handling costs expensed to selling expenses were $481, $523 and $524, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2020, 2021 and 2022, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 7.0246, 6.4819 and 6.3924 as of March 31, 2020, 2021 and 2022, respectively. Aggregate net foreign currency transaction (loss) gain included in other income (expenses) were, $(505), $567 and $(352) for the years ended March 31, 2020, 2021 and 2022, respectively.

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

There were no stock options granted during the year ended March 31, 2020, 2021 and 2022.

Net (loss) income per share - Basic net (loss) income per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net (loss) income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net (loss) income per share and diluted net (loss) income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2020	2021	2022
Net (loss) income attributable to Deswell Industries, Inc.	$(1,320)	$8,231	$8,232

Basic weighted average common shares outstanding	15,914	15,915	15,929

Basic net (loss) income per share	$(0.08)	$0.52	$0.52

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2020	2021	2022

Basic weighted average common shares outstanding	15,914	15,915	15,929
Effect of dilutive securities – Options	-	132	206
Diluted weighted average common and potential common shares outstanding	15,914	16,047	16,135

Diluted net (loss) income per share	$(0.08)	$0.51	$0.51

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

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Effective April 1, 2021, the Company adopted ASU 2019-12, which did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10 "Codification Improvements", which improves consistency by amending the Accounting Standards Codification to include all disclosure guidance in the appropriate disclosure sections and clarifies the application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The amendments are effective for annual periods beginning after December 15, 2020 for public business entities. Effective April 1, 2021, the Company adopted ASU 2019-12, which did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In July 19, 2021, the FASB issued ASU 2021-05, Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. 'This ASU amends the lease classification requirements for lessors to align them with practice under ASC Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1. The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC paragraphs 842-10-25-2 through 25-3; and 2. The lessor would have otherwise recognized a day-one loss. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. The amendments in this update are effective for fiscal years beginning after December 15, 2021 for all entities, and interim periods within those fiscal years for public business entities. The Company is evaluating the impact of the adoption of ASU 2021-05, but does not expect it to have a material impact on its consolidated financial statements.

In March 31, 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the TDR accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, ASU 2022-02 takes effect in reporting periods beginning after Dec. 15, 2022. The Company is evaluating the impact of the adoption of ASU 2022-02, but does not expect it to have a material impact on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong and Australian Securities Exchange.

	March 31,
	2021	2022

Cost	$22,842	$24,096

Market value	$22,373	$24,499

Included in non-operating (expenses) income, net were unrealized (loss) gain for the years ended March 31, 2020, 2021 and 2022 of $(5,179), $2,010 and $872 respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2020, 2021 and 2022 were $1,620, $6,150 and $11,245 respectively and realized gain from sales of marketable securities for the years ended March 31, 2020, 2021 and 2022 were $29, $333 and $1,073 respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2021	2022

Raw materials	$11,554	$16,970
Work-in-progress	2,646	3,904
Finished goods	1,993	2,945
	$16,193	$23,819

Obsolescence allowance for inventory is as follows:

	Year ended March 31
	2020	2021	2022

Balance at beginning of the year	$3,890	$4,316	$4,307
Additional charges (written off), net	426	(9)	(25)
Balance at the end of the year	$4,316	$4,307	$4,282

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2021	2022

Value added tax recoverable	$333	$27
Rental and utility deposit	35	25
Advance to suppliers	266	260
Prepayment	840	649
Dividend receivable	122	115
Others	893	850
	$2,489	$1,926

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2021	2022
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	36,915	37,313
Furniture, fixtures and equipment	11,073	10,748
Motor vehicles	1,540	1,583
Leasehold improvements	4,074	4,201
Impairment	(2,846)	(2,781)
	82,989	83,297
Less: accumulated depreciation and amortization	(55,666)	(56,280)
Net book value	$27,323	$27,017

Included in furniture, fixtures and equipment is computer software with net values of $36 and $28 as of March 31, 2021 and 2022, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2021	2022
Land use right of state-owned land and buildings erected thereon (a)	$28,077	$28,077
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$32,233	$32,233

(a)

The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050.

(b)

Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2022, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

Included in leasehold land and buildings is property on operating lease with net values of $7,042 and $6,819 as of March 31, 2021 and 2022, respectively. Details of the property on lease are as follows:

Included in leasehold land and buildings	March 31,
	2021	2022

Cost	$10,623	$10,623
Less: accumulated depreciation and amortization	(3,581)	(3,804)
Net book value	$7,042	$6,819

During the years ended March 31, 2020, 2021 and 2022, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $1,973, $1,755 and $1,736 during the years ended March 31, 2020, 2021 and 2022, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2021	2022

Accrued expenses	$574	$1,645
Others	1,442	1,305
	$2,016	$2,950

8. Income Taxes

Net (loss) income before taxes of, $(947), $8,706 and $8,067 were solely attributed by non-U.S. operations for the years ended March 31, 2020, 2021 and 2022, respectively.

Under current BVI law, the Company’s income is not subject to taxation in the British Virgin Islands. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16.5% (2020:16.5%, 2021:16.5%) to the estimated taxable income arising in or derived from Hong Kong, if applicable.

Effective from January 1, 2021, profit in excess of Macau Patacas (“MOP$”) $600 derived from subsidiaries incorporated in Macau are subject to Macau Complementary Tax of 12%.

In accordance with the PRC Income Tax Law, the standard income tax for all subsidiaries operating in the PRC is 25%.

The provision for income taxes consists of the following:

	Year ended March 31,
	2020	2021	2022
Current tax
- PRC	$265	$295	$249
- Macau	-	26	153
Deferred tax	108	154	(567)
	$373	$475	$(165)

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2020	2021	2022
Provision for income taxes at statutory tax rate in the PRC	$(236)	$2,177	$2,017
Tax rate differential on entities not subject to PRC income tax	1,281	(740)	(602)
Effect of income for which no income tax is chargeable	(850)	(934)	(1,670)
Effect of expense for which no income tax is deductible	139	75	188
Net change in valuation allowances	39	(103)	(62)
Over provision of income tax in previous years	-	-	(36)
Effective tax	$373	$475	$(165)

8. Income Taxes - continued

The net deferred income tax consists of the following:

	March 31,
	2021	2022
Deferred income tax assets	$-	$259
Deferred income tax liabilities	(957)	(659)
Net deferred income tax liabilities	$(957)	$(400)

The components of net deferred income tax are as follows:

	March 31,
	2021	2022
Deferred income tax assets (liabilities) :
Net operating loss carry forwards	$-	$43
Provision of employee benefits	565	1,150
Depreciation and amortization	(661)	(1,172)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(811)	(382)
Others	55	4
Less: Valuation allowances	(105)	(43)
Net deferred income tax liabilities	$(957)	$(400)

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2022.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2021 and 2022, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2020	2021	2022
Balance at the beginning of the year	$482	$735	$886
Increase related to current year tax positions	253	151	346
Balance at end of the year	$735	$886	$1,232

8. Income Taxes – continued

At March 31, 2021 and 2022, there are $886 and $1,232 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2020, 2021 and 2022, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2021 and 2022 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2022, the minimum future rental income to be received is as follows:

Year ending March 31, 2023	$1,233
Year ending March 31, 2024	628
Year ending March 31, 2025	205
Total minimum future rental income	$2,066

The following table represents lease income recognized in the consolidated statements of comprehensive income (loss):

	March 31,
	2021	2022
Operating lease income	$2,026	$2,418
Other information:
Operating cash flows from operating leases as lessor	1,954	2,539

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of March 31, 2021, the Company had 2 operating lease arrangements with lease terms over 1 year and future total lease payments of $81. As of March 31, 2022, the Company had no operating lease arrangement with lease terms over 1 year. The Company did not recognize any ROU assets and operating lease liabilities in the consolidated balance sheets. Rental expenses under operating leases included in the consolidated statements of comprehensive income (loss) were $74, $71 and $77 for the years ended March 31, 2020, 2021 and 2022, respectively.

9. Lease - continued

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income (loss) for the year ended March 31, 2022. Lease costs are included in cost of sales, selling, general and administrative expense on the Company’s consolidated statements of comprehensive income (loss).

	March 31,
	2021	2022
Operating lease costs	$71	$111
Total leases costs	71	111

	March 31,
	2021	2022
Supplemental cash flow information for our leases was as follows
Operating cash paid for operating lease
Operating cash flows from operating leases	$71	$111

10. Commitments and Contingencies

The Company leases premises and warehouses under non-cancelable operating lease agreements. See note 9 for future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more.

At March 31, 2022, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $211, which are expected to be disbursed during the year ending March 31, 2023.

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $640, $165 and $784 included in the consolidated statements of comprehensive income (loss) related to this plan, which is calculated at the range of 8% to 14% of the average monthly salary, was provided for the years ended March 31, 2020, 2021 and 2022, respectively.

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

As of March 31, 2022, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

12. Stock Option Plan - continued

	Year ended March 31,
	2020			2021			2022
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	500,000	$2.1	$0.51	470,000	$2.1	$0.51	470,000	$2.1	$0.51
Exercised during the year	(30,000)	$2.14	$0.55	-	$-	$-	(20,000)	$2.14	$0.549
Cancelled during the year	-	$-	$-	-	$-	$-	(50,000)	$2.14	$0.549
Outstanding and exercisable at the end of the year	470,000	$2.1	$0.51	470,000	$2.1	$0.51	400,000	$2.09	$0.50

Range of exercise price per share	$2.09 to $2.14			$2.09 to $2.14			$2.09

During the years ended March 31, 2020, 2021 and 2022, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2020, 2021 and 2022. The weighted average remaining contractual life of the share options outstanding at March 31, 2022 was 2.3 years. At March 31, 2021 and 2022, there were 1,268,000 and 1,318,000 options available for future grant under the plans, respectively.

As of March 31, 2022, the Company had outstanding stock options to acquire an aggregate of 400,000 shares of common stock with an intrinsic value of $628. Of those outstanding options, 400,000 shares had vested as of March 31, 2022, representing an intrinsic value of $628. As of March 31, 2021, the Company had outstanding stock options to acquire an aggregate of 470,000 shares of common stock with an intrinsic value of $673. Of those outstanding options, 470,000 shares had vested as of March 31, 2021, representing an intrinsic value of $673.

13. Other (expenses) income, net

Other (expenses) income, net consist of the following:

	Year ended March 31,
	2020	2021	2022

Gain (loss) on disposal of property, plant and equipment, net	$29	$22	$(24)
Foreign exchange (loss) gain, net	(505)	567	(352)
(Provision for) reversal of credit losses, net	(297)	(397)	148
Others	348	213	302
Other (expenses) income, net	$(425)	$405	$74

14. Non-operating (expenses) income, net

Non-operating income (expenses), net consist of the following:

	Year ended March 31,
	2020	2021	2022
Dividend income from marketable securities	$1,049	$802	$974
Interest income from bank deposits	218	235	245
Unrealized (loss) gain from marketable securities	(5,179)	2,010	872
Realized gain from sales of marketable securities	29	333	1,073
Rental income, net of depreciation charges	1,564	2,026	2,209
Others	(41)	39	(65)
Non-operating (expenses) income, net	$(2,360)	$5,445	$5,308

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2020, 2021 and 2022 are as follows:

	Percentage of net sales
	Year ended March 31,
	2020	2021	2022

Customer B	12.0%	19.3%	20.1%
Customer C	*%	10.0%	11.6%
Customer D	11.6%	11.2%	*%
Customer E	18.7%	*%	*%
Customer F	*%	11.2%	*%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2021 and 2022, respectively, are as follows:

	Percentage of
	accounts
	receivable at
	March 31,
	2021	2022

Customer B	10.1%	10.5%
Customer D	17.1%	*%
Customer E	*%	17.6%
Customer F	12.7%	*%

*	Less than 10%

There were $1, $nil and $935 accounts receivable written off during the years ended March 31, 2020, 2021 and 2022, respectively. There were net provision for (reversal of) credit losses of $297, $397 and ($148) during the years ended March 31, 2020, 2021 and 2022, respectively. At March 31, 2021 and 2022, allowances for credit losses were $1,351 and $268, respectively.

Concentrations of Suppliers - For the years ended March 31, 2020, 2021 and 2022, the Company had no single suppliers contributed over 10% of total purchase.

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

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2020, 2021 and 2022 are as follows:

	Year ended March 31,
	2020			2021			2022
	Net sales	Intersegment sales	Income (loss) before income tax	Net sales	Intersegment sales	Income (loss) before income tax	Net sales	Intersegment sales	Income (loss) before income tax
Segment:
Injection molded plastic parts	$25,531	$(178)	$(1,197)	$20,325	$(461)	$6,025	$23,586	$(241)	$4,229
Electronic products	40,077	(62)	1,544	45,022	-	3,992	62,635	-	5,233

Segment total	$65,608	$(240)	$347	$65,347	$(461)	$10,017	$86,221	$(241)	$9,462

Reconciliation to consolidated totals:
Sales eliminations	(240)	240	-	(461)	461	-	(241)	241	-
Corporate expenses			$(1,294)			$(1,311)			$(1,395)
Consolidated totals:
Net sales	$65,368	$-		$64,886	$-		$85,980	$-	-
(Loss) income before income taxes			$(947)			$8,706			$8,067

	Year ended March 31,
	2020		2021		2022
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$204	$-	$213	$-	$221	$-
Electronic products	14	-	22	-	24	-
Consolidated total	$218	$-	$235	$-	$245	$-

	Year ended March 31,
	2020			2021			2022
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$66,741	$251	$1,754	$73,209	$269	$1,540	$74,373	$783	$1,402
Electronic products	28,638	256	219	34,651	282	215	41,038	721	334

Consolidated Totals	$95,379	$507	$1,973	$107,860	$551	$1,755	$115,411	$1,504	$1,736

16. Segment Information - continued

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2020	2021	2022
Net sales
United States of America	$11,228	$7,861	$10,460
PRC	27,097	24,905	34,448
United Kingdom	4,852	3,259	6,736
Hong Kong	6,188	8,138	11,593
Europe	9,827	9,564	13,421
Canada	2,681	4,680	5,503
Others	3,495	6,479	3,819
Total net sales	$65,368	$64,886	$85,980

The location of the Company's long-lived assets is as follows:

	March 31,
	2021	2022

Hong Kong and Macao	$233	$99
PRC	27,090	26,918
Total long-lived assets	27,323	27,017

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $57,864 (equivalent to RMB377 million) and $58,900 (equivalent to RMB376 million) as of March 31, 2021 and 2022, respectively.

Balance sheets

	March 31,
	2021	2022

Assets

Current assets:
Cash and cash equivalents	$4,574	$227
Prepaid expenses and other current assets	45	45
Amounts due from subsidiaries	11,751	12,533
Total current assets	16,370	12,805
Investments in subsidiaries	71,005	79,666
Total assets	$87,375	$92,471

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,573	$1,573
Other accrued liabilities	113	120
Total current liabilities	1,686	1,693
Total shareholders’ equity	85,689	90,778
Total liabilities and shareholders’ equity	$87,375	$92,471

Statements of comprehensive income (loss)

	Year ended March 31,
	2020	2021	2022

Equity in earnings of subsidiaries	$115	$9,442	$8,661
Operating expenses	1,435	1,211	429
(Loss) income before income taxes	(1,320)	8,231	8,232
Income taxes	-	-	-
Net (loss) income	(1,320)	8,231	8,232
Share of other comprehensive income (loss) of subsidiaries	-	-	-
Total comprehensive (loss) income	$(1,320)	$8,231	$8,232

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2020	2021	2022
Cash flows from operating activities
Net (loss) income	$(1,320)	$8,231	$8,232
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(115)	(9,442)	(8,661)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1)	(3)	-
Amounts due from subsidiaries	4,116	7,774	(782)
Other accrued liabilities	(21)	(24)	7
Net cash provided by operating activities	2,659	6,536	(1,204)

Cash flows from financing activities
Dividends paid	(2,387)	(2,864)	(3,186)
Proceeds from exercise of stock options	64	-	43
Net cash used in financing activities	(2,323)	(2,864)	(3,143)

Net increase in cash and cash equivalents	336	3,672	(4,347)
Cash and cash equivalents, beginning of year	566	902	4,574
Cash and cash equivalents, end of year	$902	$4,574	$227

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

b)  Related party transactions

For the years ended March 31, 2020 and 2021, related party transactions were mainly composed of $90 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee for each of the years.

No service fee was paid to Jetcrown Industrial (Macao Commercial Offshore) Limited for the year ended March 31, 2022.

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

8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 29 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2022 formatted in eXtensible Business Reporting Language (XBRL):

(a) Consolidated Balance Sheets as of March 31, 2021 and 2022; (b) Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2020, 2021 and 2022; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2020, 2021 and 2022; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2020, 2021 and 2022; and (e) Notes to Consolidated Financial Statements

_____________

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
Date: July 28, 2022