Form 20-F
period 2023-03-31
DESWELL INDUSTRIES INC
filed 2023-07-28
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Islands	Herman Wong, Chief Financial Officer,
(Jurisdiction of incorporation or organization) 10B, Edificio Associacao Industrial De Macau 32 Rua do Comandante Mata e Oliveria, Macao Special Administrative Region, PRC	Telephone: 853-28-322096; Fax: 853-28-323265 E-mail: hermanwong@jetcrown.net 10B, Edificio Associacao Industrial De macau 32 Rua do Comandante Mata e Oliveira, Macao Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange a on which registered
Common shares, no par value	DSWL	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2023, there were 15,935,239 common shares of the registrant outstanding.

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow: Item ☐ 17 Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

SIGNATURES	66

CERTIFICATION OF CHIEF EXECUTIVE OFFICER REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934	Exhibit 12.1

CERTIFICATION OF CHIEF FINANCIAL OFFICER REQUIRED BY RULE 13a-14(a) OR RULE 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934	Exhibit 12.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002	Exhibit 13.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — BDO China Shu Lun Pan Certified Public Accountants LLP	Exhibit 15.1

i

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

Except where the context otherwise requires and for purposes of this Report only:

●	“we,” “us,” “our Company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

●	“shares” refer to our common shares, no par value;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macao;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

●	“BVI” refers to the British Virgin Islands;

●	all references to:

◾	“renminbi,” “RMB” or “yuan” are to the legal currency of China, of which the yuan is the base unit;

◾	“HK dollars” or “HK$” are to the legal currency of Hong Kong;

◾	“MOP$” are to the legal currency of Macao;

◾	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and

◾	“fiscal year,” e.g., “fiscal 2023,” are to our year ended March 31 of the year(s) indicated.

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Deswell was incorporated in the British Virgin Islands on December 2, 1993. Deswell is not an operating company but rather a holding company conducting its operations through Deswell’s subsidiaries, primarily in Macao and mainland China. This structure involves unique risks to investors and you may never directly hold equity interests in Deswell’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Specifically, the PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a Variable Interest Entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Macao or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of risks relating to doing business in China, see “ITEM 3. Key Information— Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) enacted in 2020, provides that if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, U.S. Congress passed and the President of the United Stated signed into law the Consolidated Appropriations Act, 2023, which among other things, amends the HFCAA to shorten the timeframe from three consecutive “non-inspection” years to two consecutive “non-inspection” years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it is unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China, and identified the registered public accounting firms in Mainland China that are subject to such determinations. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms, and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong. Our auditor was previously identified by the PCAOB and was previously subject to the determination prior to the PCAOB vacating its prior determination. The PCAOB’s vacating of the determinations on December 15, 2022 temporarily lifts the risk of an imminent mandatory trading prohibition of our securities being traded on Nasdaq and other U.S. national securities exchanges.

If the PCAOB’s complete access to inspect and investigate public accounting firms in Mainland China is obstructed in the future and the PCAOB determines at that time that it is again unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China and if under the HFCAA, if the SEC determines at that time that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC could identify us as a “Commission-Identified Issuer” and prohibit our shares from being traded on Nasdaq. The threat of being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “ITEM 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our auditor, like other independent registered public accounting firms operating in China, is now permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors will no longer be deprived of the benefits of such inspection.” and “ITEM 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.”

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

For the three years ended March 31, 2021, March 31, 2022 and March 31, 2023, Deswell paid dividends of $2.86 million, $3.19 million and $3.19 million respectively to its investors. Deswell expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance. See ITEM 8. “Dividend Policy” for more details.

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

Current PRC regulations permit our PRC subsidiaries to pay dividends to their holding companies only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends. For more details, see “ITEM 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Restricted net assets” To the best of our knowledge, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

For the years ended March 31, 2021, 2022 and 2023, no dividend or distribution was made to Deswell or the Intermediate Holding Companies by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period.

For more details, see “ITEM 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.”, “ITEM 3. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “ITEM 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Restrictions on the convertibility of RMB into foreign currency may limit our ability to transfer excess funds or dividends to the Company’s subsidiaries outside China.”

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

Summary of Risk Factors

●	Our business operations may be materially and adversely affected by future outbreaks of COVID-19.

●	Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

●	We could suffer losses from corrupt or fraudulent business practices.

●	We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

●	Our gross margins fluctuate from year to year and may be adversely affected by a number of factors.

●	We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2023 under U.S. income tax laws and may be a PFIC for years after fiscal 2023. If we were a PFIC in fiscal 2023, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

●	Changes in currency exchange rates have and could continue to influence our financial results significantly.

●	If OEMs stop or reduce their manufacturing outsourcing, our business could suffer.

●	We could experience credit problems with our customers, which could adversely impact our operating results and financial condition and could adversely reduce our future revenues.

●	Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

●	Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

●	We have no long-term contracts to obtain plastic resins and our profit margins and operating results could suffer from an increase in resin prices.

●	Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs.

●	We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products.

●	Our insurance coverage may not be adequate to cover losses related to major accidents, forces of nature or product liability risks.

●	Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

●	Protecting, seeking licenses for, or asserting claims over, intellectual property could be costly.

●	We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

●	Compliance with current and future environmental regulations may be costly and could impact our future operating results adversely.

●	In the future, we may be required to write down long-lived assets and these impairment charges would adversely affect our future operating results.

●	A material failure of internal control over financial reporting could materially impact the Company’s financial results.

●	Potential new accounting pronouncements or changes in interpretation by NASDAQ may adversely impact our future financial position and results of operations in the future.

●	Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

●	The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

●	There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against the Company, or our officers and our directors based on foreign laws.

●	If our business licenses in China were not renewed, we would be required to move our operations out of China, which would impair our financial results, competitiveness and market position and jeopardize our ability to continue operations.

●	The performance and reliability of the internet infrastructure and fixed telecommunication in China may affect our business operations.

●	Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	Permissions required from the PRC authorities for our operations could change requiring us to obtain additional licenses or abide by new regulations.

●	Under China’s EIT Law, we may be classified as a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our Chinese subsidiaries and to PRC income tax withholding for any dividends we pay to our non-PRC stockholders.

●	Transactions between our subsidiaries may be subject to scrutiny by the PRC tax authorities. A finding that any of our China subsidiaries owe additional taxes, late payment interest or other penalties could adversely affect our operating results materially.

●	Controversies affecting China’s trade with the United States could harm our operations or depress our stock price.

●	Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

●	The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Increases in labor costs of workers in the PRC generally, and in the Province where our manufacturing facilities are located particularly, have had and can be expected to continue to have a material and adverse effect on our operating results.

●	Future relocation of certain manufacturing lines may not be successful.

●	Restrictions on the convertibility of RMB into foreign currency may limit our ability to transfer excess funds or dividends to the Company’s subsidiaries outside China.

●	Political and economic instability of Hong Kong and Macao could harm our operations.

●	The PRC’s national labor law restricts our ability to reduce our workforce if we conclude that we need to make future reductions.

●	Power shortages in China could affect our business.

●	China’s U.S. stock market issues may raise investors’ concerns.

●	Our auditor, like other independent registered public accounting firms operating in China, is now permitted to be inspected by the PCAOB, and as such, investors will no longer be deprived of the benefits of such inspection; however there was no inspection prior to 2023.

●	We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.

●	Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

●	We depend on our Board of Directors, executive officers, senior managers and skilled personnel.

●	The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

●	Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

●	Legislation enacted in the BVI as to Economic Substance may affect our operations.

General Risk Factors

Our business operations may be materially and adversely affected by future outbreaks of COVID-19.

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

The COVID-19 outbreak has led to governments and other authorities around the world, including China, to impose measures intended to control its spread, including quarantines, restrictions on travel and public gatherings, and temporary closure of certain businesses and facilities. The COVID-19 pandemic, as well as efforts to contain it, have caused significant economic and financial disruptions around the world, including disruption on manufacturing operations, logistics and global supply chains and significant volatility and disruption of financial markets. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Omicron variant and its sub-variants. As a result, similar emergency measures may have been implemented to contain further spread of COVID-19. In early 2023, after three years of a zero-COVID policy, which included closed borders to foreign travelers, foreign travel restrictions, quarantine and lockdown mandates and restrictions on gatherings, China has lifted its zero-COVID policy, reopened its borders, and decreased the required lockdown and quarantine periods. Although many restrictions have now been lifted in China and the level of business activities are being restored in response to removal of restrictions and the significant decrease of new reported cases both in China and globally, the above mentioned conditions may continue and worsen in the near or longer term.

The uncertainty of future COVID-19 outbreaks or variants continues to increase economic and demand uncertainty, with increased fears of a global recession in the near future. Despite the Chinese government’s efforts in reviving China’s economy, China’s economy experienced a significant slowdown in 2020 due to the COVID-19 outbreak, and while economic activity appeared to be rebounding in 2021 and 2022, there remains uncertainty on how soon economic activity in China will rebound to the level prior to the COVID-19 pandemic. Although the United Nations predicts that China’s economy is projected to grow at 5.3 percent in 2023 after its zero-COVID policy restrictions have been lifted, based on the World Economic Situation and Prospects as of Mid-2023, published by the United Nations on May 16, 2023, the global economy may continue to deteriorate in the future and have an adverse impact on China’s economy, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, increase total inventories of products in the industry, affect prices, and cause other adverse impacts on the industry we are in. An economic downturn including financial market disruption, or a market perception that this situation may occur or develop, may also cause increase of financing costs, or reduce or even diminish available sources of financing for operation or expansion.

The extent to which COVID-19 continues to impact raw material prices in 2023 and into 2024 will depend on the rate of inflation and future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. We cannot foresee whether the continued outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact even with a vaccine now more widely available. If the continued outbreak of COVID-19, including any new strains of the virus or if additional waves of the virus hit China, is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in China’s economic growth, weakened liquidity and financial condition of our customers and other factors that we cannot foresee. Any of these factors, and other factors beyond our control, could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict adversely impacting our employees and customers, and materially and adversely impact our business, financial condition and results of operations.

To date, our manufacturing facilities are under normal operations. We have been proactively following antivirus measures from provincial government agencies to protect the health and safety of our employees and such measures have helped in maintaining our steady production. However, the future development of the COVID-19 virus remains uncertain, specifically regarding whether a new variant with different characteristics will emerge. If the PRC government adopted the same policy (i.e. zero-COVID policy) to address this uncertain future situation, it would create the same challenges we have experienced in previous years and hence affect the effectiveness of our operations in China.

Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

With the lingering prolonged effects of the COVID-19 pandemic, inflation, rising interest rates, and the worsened impact of climate change, the global growth outlook looks weak and is well below the average growth rate in the two decades before the pandemic. The global economy is only projected to expand by 2.3 percent in 2023 based on the World Economic Situation and Prospects as of Mid-2023, published by the United Nations on May 16, 2023, compared to the projected growth of 3.1 percent in 2022. The growth rate has increased slightly by 0.4 percent since January due to increased household spending in the United States, lower gas prices in the European Union and the COVID-19 related restrictions being lifted in China, but growth prospects are still deteriorating amid tightening credit conditions and the rising costs of external financing. Global trade also remains under pressure due to geopolitical tensions, weakening global demand and tighter monetary and fiscal policies. While global inflation has dropped from 7.5 percent in 2022 to a projected 5.2% in 2023, the global economy is still experiencing local supply disruptions, high import costs, market imperfections, and domestic food inflation is still high in most developing countries, disproportionately affecting the poor. While economic activity in the commodity exporting countries, notably fuel exporters, was gradually recovering in 2021, the pandemic and war in Ukraine effected this recovery in 2022 and growth remains susceptible to volatile commodity prices. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

●	the demand for our customers’ products,

●	the amount, timing and stability of their orders to us,

●	the financial strength of our customers and suppliers,

●	our customers’ and suppliers’ ability or willingness to do business with us,

●	our suppliers’ and customers’ ability to fulfill their obligations to us,

●	the ability of our customers, our suppliers or us to obtain credit, secure funds or raise capital, or

●	the prices at which we can sell our products and services, which, in turn, could adversely affect

●	our ability to manage inventory levels effectively or collect receivables,

●	our cash flow position,

●	our net sales, gross margins and operating results; or

●	otherwise adversely impact our results of operations, financial condition and liquidity.

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

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2023, we had two major customers, each accounting for more than 10% of our net sales and together for 41.0% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment, COVID-19 or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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
23.6%
18.8%
20.3%
15.2%
16.6%
16.2%
15.6%
16.9%
16.6%
2021
2022
2023
Year Ended March 31,
Plastic products
Electronic products
Total

We expect gross margins generally and for specific products to continue to fluctuate from year to year. Fluctuations in our margins have been affected, often adversely, and may continue to be affected, by numerous factors, including:

●	our cost of raw materials, especially our cost of electronic components due to changes in the prices, availability and long lead time of components and parts needed for the manufacturing of electronic products;

●	costs of labor, particularly in recent years, when such costs have increased substantially as a consequence of increasing governmental regulation directed at labor practices and policies;

●	the appreciation of the exchange rate of the RMB, in which we pay our labor and manufacturing costs, against the U.S. dollar, in which we present our financial statements;

●	changes in our customer mix or the mix of higher and lower margin products, or a combination of both in any year;

●	price increases for products which, for competitive reasons, we choose to allow as concessions in an effort to maintain our customer base;

●	increases in value-added taxes as result of changes in the value-added tax policy of the Chinese government for various categories of export products; and

●	increased costs to conform our products to consumer and product safety laws and regulations of the various countries in which our products are sold.

If we cannot maintain stability in our gross margins, our operating results could suffer, dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2023 under U.S. income tax laws and may be a PFIC for years after fiscal 2023. If we were a PFIC in fiscal 2023, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2023 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

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

The chart below illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2013 to March 31, 2023. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2013 to March 31, 2023
8.500
8.000
7.500
7.000
6.500
6.000
5.500
6.274
6.163
6.109
6.449
6.731
6.280
6.712
6.966
6.776
6.343
6.877
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the midpoint rates on March 31 of the year indicated as reported by “Historical Exchange Rates” at http://www.oanda.com/currency/historical-rates/.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 93.9% of the Company total, about 36.9%, 31.9% and 29.6% were in RMB during the years ended March 31, 2021, 2022 and 2023, respectively.

With the PRC government’s enacted reform of its RMB exchange rate regime, the RMB appreciated against the U.S. dollar between 2007 and 2015, resulting in an adverse effect on the Company’s financial results. However, this trend became unstable between 2015 and 2018. The RMB then became depreciated against the U.S. dollar from 2018 to early 2020. The Company’s financial results have benefited from this depreciation trend. Nonetheless, there was the onset of U.S.-China trade war and the outbreak of the COVID-19 virus in 2020. As the virus spread to the rest of the world, China was able to get the situation under control. The COVID-19 outbreak led to global demand for goods, which made China the leader of global exports, resulting in a softening of the depreciation of RMB. However, with the Omicron variant and China’s three-year fight of zero-COVID tolerance policy which led to lockdowns in major Chinese cities, China’s economic activity significantly reduced. This slower growth in China will push down Chinese yields, leading to depreciation of RMB.

In addition, the war in Ukraine has increased sanctions risks on China and further deteriorated the U.S.-China relationship leading to an abrupt slowdown for foreign inflows to China, which further reduced demand for RMB. It is difficult to predict how the situation between the United States and Chinese government will develop, which in turn affect the exchange rate between the dollar and RMB.

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

If our customers experience financial difficulty, we could have problems recovering amounts owed to us from these customers, or demand for our products and services from these customers could decline. If one or more of our customers, particularly customers to which we have extended substantial credit and which have become material account debtors on our accounts receivables, were to become insolvent or otherwise were unable to pay for the products or services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following:

●	provision or increased provision for credit losses,

●	a charge for inventory write-offs,

●	a reduction in revenue,

●	decreases in cash, and

●	increases in working capital requirements.

Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

At March 31, 2023, we had cash on hand of $22.2 million and time deposits with original maturity over three months of $3.1 million, and time deposits with original maturities over twelve months of $3.9 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $3.9 million was held in banks and other financial institutions in Hong Kong, $10.9 million in Macao and $14.4 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$63,809 based on the midpoint exchange rate for June 30, 2023 reported by “Historical Exchange Rates” at http:// www.oanda.com/fx-for-business/historical-rates) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$ 61,950 based on the midpoint exchange rate for June 30, 2023 reported by “Historical Exchange Rates” at http:// www.oanda.com/fx-for-business/historical-rates) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2021, 2022 and 2023:

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
45%
13%
46%
13%
40%
8%
2021
2022
2023
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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2023, we maintained fire, casualty and theft insurance aggregating approximately $138 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2023, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

As of March 31, 2023, our balance sheet included approximately $26.1 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, we are exempt or excluded from certain provisions applicable to United States public companies including:

●	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

●	Regulation FD, the SEC’s rules regulating disclosure of information by publicly traded companies and other issuers and requiring that when an issuer discloses material nonpublic information to certain individuals or entities such as stock analysts, or holders of the issuer’s securities who may trade on the basis of the information, the issuer must make public disclosure of that information.

In addition, because we are a “controlled company” under the NASDAQ Marketplace Rules, certain of the corporate governance standards of The NASDAQ Stock Market that are applied to domestic companies having securities included on The NASDAQ Stock Market are not applicable to us. For example, as a controlled company we are exempt from certain corporate governance provisions of sections 5600 et seq. of NASDAQ’s Marketplace Rules. We rely on exemptions from the following NASDAQ Marketplace Rules:

●	Rule 5605(b)(1): Our board is not comprised of a majority of independent directors.

●	Rule 5605(d): Our board does not have a compensation committee and compensation of our Chief Executive Officer and other executive officers is neither determined nor recommended to the board by a majority of our independent directors. For information regarding why we do not have an independent compensation committee, see the discussion under “Other Committees; NASDAQ Compliance” in ITEM 6 “Directors and Senior Management” of this Report.

●	Rule 5605(e): Nominees for appointment as our directors are not selected or recommended by either a majority of our independent directors, or a nominating committee composed solely of independent directors, and we do not have a formal written charter addressing the nominations process.

Because of these exemptions or exclusions, investors are not afforded the same protections or information generally available to investors in public companies organized in the United States and having securities included on the NASDAQ Stock Market.

Risks Related to Doing Business in China

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

Permissions required from the PRC authorities for our operations could change requiring us to obtain additional licenses or abide by new regulations.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 26 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our number four and the third largest market in fiscal years ended March 31, 2022 and 2023. See ITEM 4 “Information on the Company – Customers and Marketing” on page 33 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. During fiscal year 2020, the U.S.-China relation during the Trump-administration had hit a low point. The United States fell out of the top three significant geographical markets of the Company’s products. Following the swearing in of Joseph Biden as the new United States President in January 2021, the United States and China held the first high-level meeting in March 2021, however the meeting ended in heated arguments. Between March 2021 and June 2023, our understanding is there had been no meeting between the two countries, though several telephone conversations between high-level officials from both sides took place. On June 19, 2023, U.S. Secretary of State Antony Blinken ended a high-stakes visit to Beijing with an unexpected meeting with Chinese President Xi Jinping. This meeting makes Blinken the highest-level American official to visit China since U.S. President Joe Biden assumed leadership as well as the first U.S. Secretary of State to make the trip in nearly five years. We believe that this visit has paved the way for more positive contributions to stabilizing U.S.-China relations.

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

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. Over the four years that have followed since, the two countries have been embroiled in countless back-and-forth negotiations, introduced foreign technology restrictions, fought several WTO cases, consequently leading U.S.-China trade tensions to the brink of a full-blown trade war. So far, the U.S. has slapped tariffs on U.S.$550 billion worth of Chinese products. China, in turn, has set tariffs on U.S.$185 billion worth of U.S. goods. For many months, neither China nor the United States showed signs of wanting to back down. But finally, on January 15, 2020, the first signs of a truce were seen, when the two sides signed the Phase One Deal, which officially agreed to the rollback of tariffs and expansion of trade purchases. China agreed to expand purchases of certain U.S. goods and services by an additional U.S.$200 billion for the two-year period from January 1, 2020, through December 31, 2021 as part of the Phase One Deal; however; China purchased only 57% of this committed amount. The two countries have provided minimal updates on extending the Phase One Deal or negotiating a Phase Two Deal and it remains uncertain if or when a new deal will be reached.

Most of the elevated tariffs imposed at the height of the U.S.-China trade war have remained in place and affect over half of all trade flows between the two countries. Inside the United States, it is argued that the tariffs on China are harming the U.S. economy. Though President Joseph Biden, after taking office, has admitted that he disagreed with Donald Trump’s approach to China, he is not in a hurry to reverse his predecessor’s policies. His administration had suggested that it is open to using tariffs to fight China’s unfair trade practices and the tariffs have remained in place.

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

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8% respectively despite a national inflation increase, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in the past few years has in general increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 10% in December 2021. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective December 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage as of May 2023 remained at RMB 1,900 per month since its last increase from RMB 1,720 per month in July 1, 2018. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce further by 47 in the fiscal year ended March 31, 2023 after decreasing our workforce by 140 and 25 in the fiscal year ended March 31, 2022 and 2021, respectively. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

Our auditor, like other independent registered public accounting firms operating in China, is now permitted to be inspected by the PCAOB, and as such, investors will no longer be deprived of the benefits of such inspection; however there was no inspection prior to 2023.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where prior to December 2022, the PCAOB was unable to conduct inspections without the approval of the PRC authorities. The PRC authorities granted access to the PCAOB to completely inspect and investigate registered public accounting firms operating in China, including our auditor.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China prior to 2023 makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections being previously performed prior to 2023.

We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.

The HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. However, on December 29, 2022, U.S. Congress passed and the President of the United States signed into law the Consolidated Appropriations Act, 2023, which among other things, amends the HFCAA to shorten the timeframe of non-inspection and being identified as a Commission-Identified Issuer from three years to two years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. At that time, the PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determinations and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong. Therefore, we no longer expected to be identified as a “Commission-Identified Issuer” at this time.

If the PCAOB’s complete access to inspect and investigate public accounting firms in Mainland China and Hong Kong is obstructed in the future and the PCAOB determines at that time that it is again unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China or Hong Kong and if under the HFCAA, if the SEC determines at that time that we have filed audit reports issued by a registered public accounting firm that have not been subject to inspection by the PCAOB then we could be identified as a “Commission-Identified Issuer” at that time and the two consecutive years count-down under the HFCAA would begin which could lead to our shares being prohibited from trading on Nasdaq and other U.S. securities exchanges.

Whether the PCAOB will be able to continue to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F after this filing, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Relating to Our Corporate Structure

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2023, approximately 54.1% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

●	changes in economic and political conditions and in governmental policies,

●	changes in international and domestic customs regulations,

●	wars, civil unrest, acts of terrorism and other conflicts,

●	changes in tariffs, trade restrictions, trade agreements and taxation,

●	difficulties in managing or overseeing foreign operations, and

●	limitations on the repatriation of funds because of foreign exchange controls.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and negatively impact our operations in that region, or as a whole.

We depend on our Board of Directors, executive officers, senior managers and skilled personnel.

Our success depends largely upon the continued services of our Board of Directors, executive officers as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. Generally, our executive officers and senior managers are not bound by employment or non-competition agreements and we cannot assure you that we will be able retain them. On June 12, 2023, Richard Pui Hon Lau, our chairman of the Board of Directors and majority shareholder passed away, and subsequently Chin Pang Li, a longtime member of our Board of Directors and prior executive officer of the Company, was appointed as chairman of the Board of Directors and Ben Yiu Sing Poon was appointed as interim director on the Board of Directors until the Company’s 2023 Annual General Meeting or other shareholders’ meeting called before such date. The loss of Mr. Lau or the loss of service of any of our officers or key management personnel could have a material adverse effect on our business and operating results. We do not have key person insurance on our executive officers or members of our Board of Directors. However, Mr. Lau and the Board had taken care over the years to ensure that the Company and its subsidiaries would be prepared to continue in his absence. There will be no changes in the operation of the Company, and at this time the Lau family has no plans to dispose of the shares under their ownership. We believe that our future success will depend, in part, on our ability to attract and retain highly skilled executive, technical and management personnel and if we are not able to do so, our business and operating results could be harmed.

The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

As of June 30, 2023, the family of Richard Pui Hon Lau, the Company’s prior Chairman of the Board of Directors until his passing on June 12, 2023, beneficially owned approximately 61.7% of our outstanding common shares, allowing the Lau family to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2023, members of our senior management and Board of Directors as a group, including the Lau family, beneficially owned approximately 71.5% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects that could prevent a change in control.

As permitted by the law of the BVI, many provisions of our Memorandum and Articles of Association, which are the terms used in the BVI for a corporation’s charter and bylaws, may be amended by our board of directors by resolution of directors without shareholder approval provided that a majority of our independent directors do not vote against the amendment. This includes amendments to increase or reduce the shares we are authorized to issue. Our board’s ability to amend certain provisions of our charter documents without shareholder approval, including its ability to create and issue further common shares, could have the effect of delaying, deterring or preventing a change in control of Deswell, including a tender offer to purchase our common shares at a premium over the then current market price.

Legislation enacted in the BVI as to Economic Substance may affect our operations

The Economic Substance (Companies and Limited Partnership) Act 2018, as revised (the “Act”) has been enacted in the BVI and came into force on January 1, 2019. The Act requires BVI companies and limited partnerships carrying on relevant activities to demonstrate adequate economic substance in the BVI.

BVI companies and limited partnerships are required to provide information to enable the International Tax Authority in the BVI to monitor whether the relevant entity is carrying on relevant activities and, if so, whether it is complying with the economic substance requirements. The information will be uploaded by the entity’s registered agent and integrated into the BVI’s existing Beneficial Ownership Secure Search (BOSS) system. Beginning on or after January 1, 2023, these economic substance requirements were amended and the amendments may affect reporting for companies and limited partnerships which carry on a relevant activity including an immediate parent or ultimate parent of the company.

Penalties will be imposed for failure to provide required information or for operating an entity in breach of the economic substance requirements, which may include substantial fines, imprisonment and eventually the entity may be wound up.

During the year ended March 31, 2023, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

If any one of the BVI entities in our Group commences activities which may be considered to be a “relevant activity” under the Act, we will take appropriate advice to ensure that such entity complies with the relevant economic substance requirements with respect to that relevant activity.

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2023.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2021, 2022 and 2023 included the following (dollar amounts in thousands):

	Year ended March 31,
	2021	2022	2023
Purchase of property, plant and equipment	$551	$1,504	$792
Proceeds from the sale of property, plant and equipment, net of transaction costs	$81	$50	$67

Our major capital expenditures in fiscal 2023 included:

●	$231,000 for leasehold improvements;

●	$506,000 for plant and machinery for plastic and electronic products; and

●	$55,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2022 included:

●	$132,000 for leasehold improvements;

●	$1,202,000 for plant and machinery for plastic and electronic products;

●	$44,000 for motor vehicles; and

●	$126,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2021 included:

●	$166,000 for leasehold improvements;

●	$222,000 for plant and machinery for plastic and electronic products;

●	$97,000 for motor vehicles; and

●	$66,000 for furniture, fixtures and equipment.

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

We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:

●	plastic components of electronic entertainment products;

●	plastic components for power tools, accessories and outdoor equipment;

●	cases for flashlights, telephones, printers, scanners;

●	parts for industrial components;

●	parts for indoor control switches;

●	parts for audio equipment;

●	cases and key tops for personal organizers and remote controls;

●	double injection caps;

●	parts for medical products such as apparatus for blood tests;

●	laser key caps;

●	automobile components; and

●	plastic components of automatic robot (mop & vacuum).

Electronic products manufactured by the Company include:

●	sophisticated professional audio equipment including digital and analogue mixing consoles, amplifiers, signal processors, audio interfaces, network audio equipment and speaker enclosures;

●	high performance consumer audio products, such as multi-channel receivers-amplifiers, wired and wireless audio streaming products, headphones;

●	complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies; and

●	IoT medical products.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 30.6%, 27.2% and 20.2% of the Company’s total sales during the years ended March 31, 2021, 2022, and 2023, respectively. At March 31, 2023, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2023, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2023, the Company made an average of approximately 6 to 8 molds each month. The average weight of the molds produced by the Company is about 1,300 pounds costing an average of $8,800 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2023, the Company had approximately 156 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the range of from 86 to 380 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2023, the Company disposed of 12 old plastic injection molding machines and did not add any new machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2023 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2021, 2022, and 2023, manufacturing of electronic products accounted for approximately 69.4%, 72.8% and 79.8% respectively, of the Company’s total sales.

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
45%
13%
46%
13%
40%
8%
2021
2022
2023
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

The Company used in excess of 4,731,000 pounds of plastic resins during the year ended March 31, 2023. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2021, 2022 and 2023. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
Geographical Area	2021	2022	2023
China	38.4%	40.1%	35.9%
United States	12.1	12.2	15.7%
Europe	14.7	15.6	17.2%
Hong Kong	12.5	13.5	8.4%
United Kingdom	5.0	7.8	11.8%
Canada	7.3	6.4	6.1%
Others	10.0	4.4	4.9%
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 35.9% of our total net sales for the year ended March 31, 2023 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2021, 2022 and 2023:

	Year ended March 31,
	2021	2022		2023
Customer B	19.3%	20.1%		21.4%
Customer C	10.0%	11.6%		*	%
Customer D	11.2%	*	%	*	%
Customer E	* %	*	%	19.6%
Customer F	11.2%	*	%	*	%

*	Less than 10% in the year indicated.

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

Following the global epidemic trend to remove the travelling restrictions, the PRC government has uplifted the border entry and travelling restrictions as of early 2023. Now, the Company’s management is free to travel between Hong Kong and the two principal manufacturing plants located in the city of Dongguan, in the Guangdong province.

However, it remains uncertain as to the future development of the COVID virus or if there were a new variant with different characteristics. If the PRC government adopted the same policy (i.e. zero-COVID policy) to address this uncertain future situation, it would create the same challenges we had experienced in previous years and hence affect the effectiveness of our operations in China.

The border entry restrictions created challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities. The Company is complying with the health and safety protocols established by the government and has taken steps to safeguard its employees and business operations.

During the year ended March 31, 2023 the Company did not experience a significant negative impact from COVID-19 on its operations, or capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2023. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

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

Property, Plants and Equipment

Macao

The Company leases Units 10B and 10C Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macao from an unaffiliated party, each being for a term of two years to May 2023. The premises are used as trading, administrative and accounting offices for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $4,500.

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2023 constructed approximately

●	1,070,000 square feet of factory space,

●	91,000 square feet of amenity space,

●	133,000 square feet of office building space, and

●	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income, net of depreciation charges, of $2,026,000, $2,418,000 and $1,329,000 was earned during the years ended March 31, 2021, 2022, and 2023, respectively.

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

Material Effects of Government Regulations

See discussion of increasing minimum wage levels in Guangdong Province and corresponding increases in employer contributions for mandatory social welfare benefits for Chinese employees on page 21 of this Report.

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

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2023:

	Year ended March 31, 2021			Year ended March 31, 2022			Year ended March 31, 2023
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	76.4	81.2	79.7	84.8	83.4	83.8	84.4	83.1	83.4
Gross profit	23.6	18.8	20.3	15.2	16.6	16.2	15.6	16.9	16.6
Selling, general and administrative expenses	21.1	10.6	13.9	18.4	8.9	11.5	26.0	8.9	12.4
Corporate expense	-	-	2.0	-	-	1.6	-	-	1.8
Other income (expenses), net	3.0	(0.5)	0.6	0.1	0.1	0.1	(1.8)	2.1	1.3
Operating income (loss)	5.5	7.7	5.0	(3.1)	7.8	3.2	(12.3)	10.1	3.7
Non-operating Income (expense), net	24.8	1.2	8.4	21.3	0.5	6.2	(3.2)	(0.1)	(0.7)
Income (loss) before income taxes	30.3	8.9	13.4	18.2	8.3	9.4	(15.5)	10.0	3.0
Income taxes (benefit)	1.1	0.6	0.7	(1.0)	0.1	(0.2)	(0.8)	0.6	0.3
Net income (loss)	29.2	8.3	12.7	19.2	8.2	9.6	(14.7)	9.4	2.7

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year Ended March 31, 2023 (Fiscal 2023) Compared to Year Ended March 31, 2022 (Fiscal 2022)

Net Sales – The Company’s net sales for the year ended March 31, 2023 were $77,337,000, a decrease of $8,643,000 or 10.1% as compared to $85,980,000 in the corresponding period in fiscal 2022. The decrease was related to decreases in sales revenues of $7,728,000 in our plastic segment, and of $915,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $3,639,000 for robotic mops and vacuum cleaners for automatic floor cleaning stations from an existing customer, $1,967,000 for telephone equipment, and $1,529,000 for plastic and gardening tool boxes, and other gardening tool accessories, as well as a decrease of $874,000 for tooling products from other existing customers.

The revenue decrease in the electronic segment was mainly due to a decrease in orders of $5,824,000 for home entertainment products, despite an increase in orders of $4,992,000 for professional digital audio workstations and loud speakers from other existing customers.

Gross Profit – Gross profit for the year ended March 31, 2023 was $12,839,000, representing a gross profit margin of 16.6%. This is compared with the overall gross profit and gross profit margin of $13,952,000 or 16.2% for the year ended March 31, 2022.

Gross profit in the plastic segment decreased by $1,112,000 to $2,433,000 or 15.6% of net sales for the year ended March 31, 2023, as compared to $3,545,000 or 15.2% of net sales for the same period in the prior fiscal year. The decrease in gross profit for the plastic segment was mainly due to the decreases in sales revenues from major clients as a result of the decrease in demand from customers for certain products.

Gross profit in the electronic segment decreased by $1,000 to $10,406,000 or 16.9% of net sales for the year ended March 31, 2023, as compared to $10,407,000 or 16.6% of net sales in the prior fiscal year. The slight increase in gross margin is attributable to relatively lower labor costs as a result of continuous cost control measures taken, when compared with last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2023 slightly decreased by $301,000 to $10,966,000 or 14.2% of total net sales, as compared to $11,267,000 or 13.1% of total net sales for the year ended March 31, 2022.

Corporate expenses slightly increased by $17,000 to $1,412,000 for the year ended March 31, 2023, as compared to $1,395,000 for the year ended March 31, 2022, related to a slight increase in professional fees.

SG&A expenses in the plastic segment decreased by $234,000 to $4,068,000 or 26.0% of net sales for the year ended March 31, 2023, compared to $4,302,000 or 18.4% of net sales for fiscal 2022. The decrease in total SG&A expenses was primarily related to decreases of $258,000 in administrative staff costs, $40,000 in local government taxes and charges, $19,000 in office repair and maintenance costs and $59,000 in depreciation expense, offsetting an increase of $194,000 in utility expense, as compared with the same period in the prior fiscal year. The SG&A expense as a percentage of total sales revenues was relatively higher due to lower sales revenues during fiscal 2023 as compared with fiscal 2022.

SG&A expenses in the electronic segment decreased by $84,000 to $5,486,000 or 8.9% of net sales for the year ended March 31, 2023, compared to $5,570,000 or 8.9% of net sales for fiscal 2022. The decrease in total SG&A expense was mainly due to a decrease of $123,000 in local government taxes and charges, offsetting increases of $19,000 in selling expenses and $16,000 in amortization expenses when compared to the prior fiscal year. However, SG&A expense as a percentage of total sales revenues during fiscal 2023 remained relatively consistent as compared to the same period of fiscal 2022.

Other Income, Net – Other income was $1,014,000 for the year ended March 31, 2023, as compared to other income of $74,000 in the prior fiscal year.

On a segment basis, other expenses attributable to the plastic segment for the year ended March 31, 2023 were $285,000, as compared to other income of $15,000 for the prior fiscal year. Other income was lower in fiscal 2023 mainly due to an exchange loss of $570,000, offsetting a reversal of $199,000 of provisions for doubtful receivables, and a gain of $85,000 on sales of materials during fiscal 2023, as compared to a reversal of $148,000 of provisions for doubtful receivables, and a gain of $57,000 on sales of materials, offsetting an exchange loss of $165,000 in fiscal 2022.

Other income attributable to the electronic segment for the year ended March 31, 2023 was $1,299,000, as compared with other income of $59,000 for the prior fiscal year. The increase in other income was mainly due to increases of $501,000 in exchange gain and of $764,000 in other gain during the year ended March 31, 2023, as compared to the fiscal 2022.

Operating Income – Operating income was $2,887,000 for the year ended March 31, 2023, as compared to operating income of $2,759,000 in the prior fiscal year.

Corporate expenses of $1,412,000 and $1,395,000 were incurred during the fiscal year of 2023 and 2022, respectively.

On a segment basis, the operating loss in the plastic segment was $1,920,000 in the year ended March 31, 2023, as compared to operating loss of $742,000 in fiscal 2022. The increase in operating loss in the plastic segment was mainly due to reduced sales revenues as a result of the decrease in demand from customers for certain products.

The electronic segment reported operating income of $6,219,000 in the year ended March 31, 2023, compared to operating income of $4,896,000 in fiscal 2022.  The increase in operating income was mainly due to the increase in other income, as described above.

Non-Operating Income – Non-operating expense for the year ended March 31, 2023 was $573,000, as compared to a non-operating income of $5,308,000 in last fiscal year.  The decrease in non-operating income was primarily due to decreases of $4,845,000 in unrealized gain on marketable securities held, $879,000 in rental income, and $492,000 in realized loss on sale of marketable securities, offsetting increases of $119,000 in dividend income from securities investments, and $181,000 from other income during the fiscal year ended March 31, 2023, as compared to fiscal 2022.

Income Taxes – Current tax expense for the year ended March 31, 2023 was $410,000. The Company had a deferred tax benefit of $155,000. This is compared to a current tax expense of $402,000 and a deferred tax benefit of $567,000 in the last fiscal year.

On a segment basis, there was a deferred tax benefit of $133,000 in the plastic segment for the year ended March 31, 2023, as compared to a current tax expense of $69,000 and a deferred tax benefit of $308,000 during the last fiscal year. In the electronic segment, there was a current tax expense of $409,000 and a deferred tax benefit of $22,000 for the year ended March 31, 2023, as compared to current tax expense of $333,000 and a deferred tax benefit of $259,000 in fiscal 2022.

Net Income – The Company had net income of $2,059,000 for the year ended March 31, 2023, as compared to net income of $8,232,000 for the year ended March 31, 2022.   The decrease in net income was mainly due to the decrease in non-operating income, as described above.

Net loss for the plastic segment for the year ended March 31, 2023 was $2,290,000, as compared to net income of $4,468,000 for fiscal 2022.  The decrease in net income in the plastic segment was mainly due to decreases in sales revenues and non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2023 was $5,761,000, as compared to net income of $5,159,000 for fiscal 2022.  The increase in net income in the electronic segment was mainly attributable to an increase in other income as described above.

Year Ended March 31, 2022 (Fiscal 2022) Compared to Year Ended March 31, 2021 (Fiscal 2021)

Net Sales – The Company’s net sales for the year ended March 31, 2022 were $85,980,000, an increase of $21,094,000 or 32.5% as compared to $64,886,000 in the corresponding period in fiscal 2021. The increase was related to increases in sales revenues of $3,480,000 in our plastic segment, and of $17,614,000 in our electronic segment, respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

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

Gross Profit – Gross profit for the year ended March 31, 2022 was $13,952,000, representing a gross profit margin of 16.2%. This is compared with the overall gross profit and gross profit margin of $13,166,000 or 20.3% for the year ended March 31, 2021.

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

Selling, General and Administrative Expenses – SG&A expenses for the year ended March 31, 2022 slightly increased by $957,000 to $11,267,000 or 13.1% of total net sales, as compared to $10,310,000 or 15.9% of total net sales for the year ended March 31, 2021.

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

Other Income, Net – Other income was $74,000 for the year ended March 31, 2022, as compared to other income of $405,000 in the prior fiscal year.

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

Operating Income – Operating income was $2,759,000 for the year ended March 31, 2022, as compared to operating income of $3,261,000 in the prior fiscal year.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2021, March 31, 2022, and March 31, 2023 (in thousands):

	Year ended March 31,
	2021		2022		2023
	H1	H2	H1	H2	H1	H2
Net sales	$27,690	$37,196	$39,782	$46,198	$44,438	$32,899
Gross profit	5,595	7,571	6,420	7,532	7,114	5,725
Operating income	959	2,302	1,183	1,576	2,040	847
Net income (loss)	1,532	6,699	4,298	3,934	(560)	2,619

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

The inflation rate in China fell to 0.1% in April 2023, the lowest since a deflation in February 2021 amid an uneven economic recovery after the removal of a zero-COVID policy. The rate rose to 0.2% in May 2023 but still below market expectation. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 10% in December 2021. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective December 1, 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage as of May 2023 remained at RMB1,900 per month since its last increase from RMB1,720 per month in July 1, 2018. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2013 to March 31, 2023.

Yearly RMB Fluctuation(1) to US $1.00 -- March 31, 2013 to March 31, 2023
8.500
8.000
7.500
7.000
6.500
6.000
5.500
6.274
6.163
6.109
6.449
6.731
6.280
6.712
6.966
6.776
6.343
6.877
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

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

In addition, the war in Ukraine has increased sanctions risks on China and further deteriorated the U.S.-China relationship leading to an abrupt slowdown for foreign inflows to China, which further reduced demand for RMB.

On June 19, 2023, U.S. Secretary of State Antony Blinken ended a high-stakes visit to Beijing with an unexpected meeting with Chinese President Xi Jinping.

Blinken’s trip, which had not initially confirmed a meeting with Xi on the agenda, makes him the highest-level American official to visit China since U.S. President Joe Biden assumed leadership, as well as the first U.S. Secretary of State to make the trip in nearly five years. We believe that this visit has paved way for more positive contributions to stabilizing U.S.-China relations.

In conclusion, it is difficult to predict how the situation between the United States and Chinese government will develop, which in turn affects the exchange rate between the dollar and RMB.

We did not hedge our currency risk during the years ended March 31, 2021, 2022 and 2023 and at March 31, 2023, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

Capital resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of March 31, 2021, 2022 and 2023, we had cash and cash equivalents of $20.2 million, $13.5 million and $22.2 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and time certificates of deposit with a maturity of three months or less when purchased. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Fiscal year 2023

For the year ended March 31, 2023, net cash provided by operating activities totaled $12,998,000, including net income of $2,059,000 and depreciation and amortization expenses of $1,709,000. For the year ended March 31, 2022, net cash used in operating activities totaled $183,000, including net income of $8,232,000 and depreciation and amortization expenses of $1,736,000. Accounts receivable decreased by $2,720,000 as compared to balances at March 31, 2022, primarily as a result of a decrease in sales during the fiscal year. Inventories decreased by $6,378,000 over levels at March 31, 2022, mainly because of relatively higher level of raw materials maintained during the fiscal year relating to decreased sales turnover. Accounts payable decreased by $2,889,000 over levels at March 31, 2022, primarily because of the decrease in materials purchases.

Net cash used in investing activities amounted to $1,115,000 for the year ended March 31, 2023 while net cash used in investing activities in fiscal year 2022 amounted to $3,432,000. Capital expenditures during these periods totaled $792,000 and $1,504,000, respectively.

In fiscal year 2023, there was a release in fixed deposits with original maturity over three months of $1,301,000 and an increase in fixed deposits over twelve months of $2,076,000. Also during fiscal year 2023, we acquired marketable securities for $3,469,000 and received $3,854,000 in cash proceeds from the sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2023 was $3,188,000, which was mainly used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2022 was $3,143,000, which was used to fund dividend payments to shareholders.

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

Restricted net assets

Our cash and cash equivalents at March 31, 2023 were unrestricted and held for working capital purposes. Our direct PRC subsidiaries are, however, subject to PRC restrictions on distributions to equity holders. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries amounted to U.S.$57.9 million, U.S.$58.9 million and U.S.$54.7 million as of March 31, 2021, 2022 and 2023, respectively.

At March 31, 2023, the Company had cash and cash equivalents of $22,160,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2023, the Company had capital commitments totaling approximately $129,000, mainly for leasehold improvements, plant and machineries, vehicles, and computer packages, all of which are expected to be disbursed during the year ending March 31, 2024.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2022 to March 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2023 are as follows:

Name	Age	Position(s) with Company
Edward So Kin Chung	50	Chief Executive Officer
Chin Pang Li	78	Executive Director of Manufacturing and Administration for Plastic Operations and Chairman of the Board of Directors
Hung-Hum Leung	77	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	76	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	79	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	45	Chief Financial Officer
Ben Poon Yiu Sing	44	Interim Director and General Manager of Jetcrown Industrial
		(Dongguan) Limited

Edward So Kin Chung. Mr. So has been in the electronic manufacturing industry internationally and in China for more than 24 years and has been with Deswell for 17 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

Ben Poon Yiu Sing. Mr. Poon has been working in one of the Company’s major subsidiaries since 2002. Mr. Poon received his Bachelor of Science in Mechanical Engineering and Design from Northeastern University, Massachusetts in 2002. Mr. Poon has been working in plastic injection manufacturing industrial field for 21 years. Mr. Poon has been appointed as a General Manager of a major subsidiary since 2022. Mr. Poon is the nephew of Richard Pui Hon Lau, the Company’s prior Chairman of the Board of Directors.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,627,000 during the year ended March 31, 2023 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2023.

During the year ended March 31, 2023, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our Board of Directors, executive officers, senior managers and skilled personnel.” in ITEM 3 “Key Information – Risk Factors” on page 24 of this Report.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of public companies with securities listed on The NASDAQ Stock Market are not required of “controlled companies” such as Deswell. Of the corporate governance practices required under NASDAQ’s MarketPlace Rules, Deswell does not have a compensation committee or a nominating committee consisting of independent directors; does not have a formal written charter addressing the nominations process; does not have nominees to its board selected or recommended by a majority of its independent directors; and does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors. See “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 14 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to U.S. domestic issuers and U.S. NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a “controlled company,” the Company is not required to have such committees, and nevertheless maintain the listing of its common shares on the NASDAQ Global Market.

Employees

At March 31, 2023, the Company employed 941 persons on a full-time basis, of which 9 were located in Macao and 932 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2023:

●	388 were engaged in plastic injection molding manufacturing, and

●	544 were engaged in contract electronic manufacturing.

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

Through June 30, 2023, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2023, there were options to purchase an aggregate of 400,000 common shares outstanding, and 1,318,000 shares were available for future grant under Deswell’s option plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2023, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned (1)
Name of beneficial owner or identity of group	Amount		Percent
The Family of Richard Pui Hon Lau	9,838,426	(2)	61.7
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	30,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	-		-
Allen Yau-Nam Cham	-		-
Wing-Ki Hui	-		-

*	Less than 1%.

(1)	Based on 15,935,239 shares outstanding on June 30, 2023. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Consists of 9,838,426 shares held of record by the family of Richard Pui Hon Lau.

(3)	Consists of 1,425,750 shares held of record by Mr. Li and options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plans. Mr. Li’s options are exercisable at an exercise price of $2.09 per share, with a term expiring on July 29, 2024.

(4)	Consists of 30,000 shares held of record by Mr. Wong.

(5)	Consists of 50,000 shares held of record by Mr. So.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2021	2022	2023
Richard Pui Hon Lau	57.9	60.0	61.7	(2)
Chin Pang Li	10.1	10.1	10.1

(1)	Based on 15,915,239 shares outstanding at June 30, 2021, 15,935,239 shares outstanding at June 30, 2022, and 15,935,239 shares outstanding at June 30, 2023: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)	Richard Pui Hon Lau’s shares are held by the Lau family as of June 30, 2023.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2023, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2023, 7 holders of record with addresses in the United States held approximately 12.8 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in ITEM 7.B. of Form 20-F from April 1, 2018 through June 30, 2023, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in ITEM 4 “Information on the Company – Business Overview – Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

●	2021 aggregating $2,864,743, $1,432,372 of which was based on results for the last six months of the year ended March 31, 2020; and $1,432,371 of which was based on results of the first six months of the year ended March 31, 2021.

●	2022 aggregating $3,185,048, $1,591,524 of which was based on results for the last six months of the year ended March 31, 2021; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2022.

●	2023 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2022; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2023.

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

The Company declared a dividend of $0.10 on November 17, 2022, which was based on the results of the first six months of the year ended March 31, 2023. The dividend was paid on December 22, 2022.

The Company declared a dividend of $0.10 on June 20, 2023, which was based on the results of the last six months of the year ended March 31, 2023. The dividend was paid on July 20, 2023.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2023:

DSWL Market Price Per Share (Yearly)
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$3.53
$2.79
$3.09
$2.02
$4.00
$2.10
$5.60
$3.40
$3.94
$2.56
2019
2020
2021
2022
2023
High
Low

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2023 and for the quarter ended June 30, 2023:

DSWL Market Price Per Share (Quarterly)
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$5.60
$3.48
$4.78
$3.45
$5.20
$3.64
$4.08
$3.40
$3.94
$3.00
$3.40
$3.00
$3.32
$3.00
$3.21
$2.56
$2.89
$2.60
30-Jun-2021
30-Sep-2021
31-Dec-2021
31-Mar-2022
30-Jun-2022
30-Sep-2022
31-Dec-2022
31-Mar-2023
30-Jun-2023
High
Low

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2023:

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

Under our 2007 Charter, as amended on March 26, 2010 and applicable to the date of this Report (“our Charter”):

●	our shares are eligible for a direct registration system operated by a securities depository in accordance with NASDAQ Marketplace Rule 5210(c) (formerly Rule 4350(1)).

●	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our U.S. and BVI counsel so as to (a) be consistent with the BVI BC Act, the BVI BC Act having come into force on January 1, 2004 superseding in certain respects the IBC Act, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.

●	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.

●	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.

●	Holders of our shares:

■	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.

■	do not have cumulative voting rights in the election of directors.

■	are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under BVI law.

■	all of common shares are equal to each other with respect to liquidation and dividend rights.

■	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

BVI law and our Memorandum and Articles of Association do not contain an upper age limit requirement for our directors, although a person must have reached the age of eighteen years to be eligible to become one of our directors. Under our Articles of Association, no shares are required for director’s qualification.

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,935,239 common shares were outstanding on June 30, 2023.

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

Under BVI law, unless otherwise provided by a company’s Memorandum or Articles of Association, the directors may call meetings of shareholders at any time (Regulation 6.1). Under our Articles of Association, upon the written request of shareholders entitled to exercise ten percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders (Regulation 6.2).

BVI law and our Articles of Association state that the directors may fix the date that notice is given of a meeting of shareholders, whether extraordinary or annual, as the record date for determining those shares that are entitled to vote at the meeting. Under our Articles of Association, the date fixed for an extraordinary or annual meeting of shareholders shall not precede the date upon which the resolution fixing the record date is adopted by the directors, and which shall not be more than sixty days nor less than ten days before the date of such meeting (Regulation 6.5).

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

Potential Anti-Takeover Deterrence

Neither our Memorandum nor Articles of Association contain provisions that would have an effect of delaying, deferring or preventing a change in control of Deswell and that would operate only with respect to a merger, acquisition or corporate restructuring involving Deswell or any of its subsidiaries. However, pursuant to our Memorandum and Articles of Association and pursuant to the laws of the BVI, our board of directors by resolution of directors without shareholder approval may amend our Memorandum and Articles of Association, which could have the effect of changing the rights of shareholders, provided that a majority of our independent directors do not vote against the amendment and provided further that our directors may not make an amendment:

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this Report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of non-income tax (such as the United States federal estate or gift tax). You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and non-income tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. holder of our common shares, including, without limitation, the following:

●	a dealer in securities or currencies;

●	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

●	a financial institution or a bank;

●	an insurance company;

●	real estate investment trust;

●	regulated investment companies;

●	a partnership or other pass-through entity for U.S. federal income tax purposes;

●	a tax-exempt organization;

●	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

●	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

●	a person liable for alternative minimum tax;

●	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

●	certain former U.S. citizens and residents who have expatriated; or

●	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

●	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

●	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

A Non-U.S. corporation will be treated as a PFIC for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, 75% or more of its gross income consists of certain types of passive income (the “income test”) or 50% or more of the gross value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. An actual determination of PFIC status is factual in nature and cannot be made until the close of the applicable tax year.

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2023, we believe that we are a PFIC for such year. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

Distributions on Our Common Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

●	you conduct a trade or business in the United States, and

●	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

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

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

●	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

●	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

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

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

●	you are a corporation or other exempt recipient, or

●	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

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

There are no capital gains, gift or inheritance taxes levied by the BVI on companies, like the Company, which were originally incorporated under the IBCA Act and were automatically re-registered under the BVI BC Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the BVI.

The above summary does not address all possible tax consequences relating to a holder of our common shares. As such, you are urged to consult your own tax advisors with respect to the tax consequences to you.

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

Exchange Controls

There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Macao, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. Other jurisdictions in which the Company conducts operations may have various exchange controls. There are no material BVI laws which impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to non-resident holders of the Company’s common shares. BVI law and the Company’s Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold the Company’s Securities or vote the Company’s common shares.

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

Foreign Currency Risk

At March 31, 2021, 2022 and 2023, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2023 of $22,160,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	10,329
Chinese RMB	5,124
Hong Kong dollars	6,422
Macao dollars	260
Japanese yen	21
Euro	2
Pound sterling	1
Other	1
$22,160

See discussion of Exchange Rate Fluctuation in ITEM 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $3,053,000 as of March 31, 2023 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2023, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures as required by paragraph (b) of Rule 13a-15 or 15d-15 under the Exchange Act as of March 31, 2023.

Based on this evaluation, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that as of March 31, 2023 such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with general accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the financial statements.

Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of March 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework (2013).

Based on the assessment, Deswell’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2023, the Company’s internal control over financial reporting was effective based on above described criteria.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2022 and March 31, 2023 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2022 and 2023.

	Year ended March 31, (in thousands)
	2022	2023
Audit fees (1)	$217	$206
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
	$217	$206

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.

(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

ITEM 17. FINANCIAL STATEMENTS

Not Applicable to Deswell.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report:

All other schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Deswell Industries, Inc.

Tortola, British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, the management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket of respective accounts receivable, and adjusted for the forward-looking information. The principal considerations for our determination that performing procedures relating to the accounts receivable allowances is a critical audit matter are (i) the significant judgment by management when determining the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at March 31, 2023; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate and significant assumptions related to the CECL.

The primary procedures we performed to address this critical audit matter included:

●	Obtaining an understanding and evaluating the design and implementation of controls over the Company’s valuation of accounts receivable;

●	Obtaining an understanding of management’s process and methodology used to develop the estimate of CECL;

●	Obtaining and inspecting relevant underlying documentation, including customer correspondence, historical collection trends, age of trade receivables, and realization analyses to assess the Company’s estimated allowance for credit losses;

●	Testing the mathematical accuracy of the quantitative calculations used by the Company in determining the CECL with underlying data;

●	Obtaining and inspecting the Company’s economic conditions analysis by pool compared to economic outlook market reports to evaluate the forward-looking risk factors applied by the Company; and

●	Performing a retrospective review of accounts receivable by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2012.

Shenzhen, People’s Republic of China

July 28, 2023

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	$13,465	$22,160
Time deposits with original maturities over three months	4,354	3,053
Time deposits with original maturities over twelve months - current	1,564	1,047
Marketable securities (note 3)	24,499	20,722
Accounts receivable, less allowances for credit losses of $268 and $39 at March 31, 2022 and 2023, respectively (note 2)	18,195	15,704
Inventories, net (note 4)	23,819	17,325
Prepaid expenses and other current assets (note 5)	1,926	1,149
Total current assets	87,822	81,160
Property, plant and equipment, net (note 6)	27,017	26,051
Deferred tax assets (note 8)	259	262
Time deposits with original maturities over twelve months	313	2,906
Total assets	$115,411	$110,379

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,838	$6,949
Accrued payroll and employee benefits	7,611	7,943
Customer deposits	2,343	2,216
Other accrued liabilities (note 7)	2,950	1,989
Income taxes payable	1,232	1,149
Total current liabilities	$23,974	$20,246
Deferred income tax liabilities (note 8)	659	484
Total liabilities	$24,633	$20,730

Commitments and contingencies (note 10)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares as of March 31, 2022 and 2023; 17,081,810 and 17,081,810 shares issued as of March 31, 2022 and 2023; 15,935,239 and 15,935,239 shares outstanding as of March 31, 2022 and 2023	$53,202	$53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2022 and 2023	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	27,108	25,979
Total shareholders’ equity	$90,778	$89,649
Total liabilities and shareholders’ equity	$115,411	$110,379

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2021	2022	2023
Net sales	$64,886	$85,980	$77,337
Cost of sales	51,720	72,028	64,498
Gross profit	13,166	13,952	12,839
Selling, general and administrative expenses	10,310	11,267	10,966
Other income, net (note 13)	405	74	1,014
Operating income	3,261	2,759	2,887
Non-operating (expenses) income, net (note 14)	5,445	5,308	(573)
Income before income taxes	8,706	8,067	2,314
Income tax expense (benefit) (note 8)	475	(165)	255
Net income attributable to Deswell Industries, Inc.	8,231	8,232	2,059

Other comprehensive income (loss)	-	-	-
Total comprehensive income attributable to Deswell Industries, Inc.	$8,231	$8,232	$2,059

Net income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income per share	$0.52	$0.52	$0.13
Weighted average common shares outstanding (shares in thousands)	15,915	15,929	15,935

Diluted:
Net income per share	$0.51	$0.51	$0.13
Weighted average common shares outstanding (shares in thousands)	16,047	16,135	16,072

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock		Additional paid-in	Accumulated other comprehensive	Retained	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	income	earnings	Equity
Balance at March 31, 2020	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$16,695	$80,322
Net income	-	-	-	-	-	-	8,231	8,231
Dividends ($0.18 per share)	-	-	-	-	-	-	(2,864)	(2,864)
Balance at March 31, 2021	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$22,062	$85,689
Exercise of stock options	20,000	59	-	-	(16)	-	-	43
Net income	-	-	-	-	-	-	8,232	8,232
Dividends ($0.2 per share)	-	-	-	-	-	-	(3,186)	(3,186)
Balance at March 31, 2022	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$27,108	$90,778
Net income	-	-	-	-	-	-	2,059	2,059
Dividends ($0.2 per share)	-	-	-	-	-	-	(3,188)	(3,188)
Balance at March 31, 2023	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$25,979	$89,649

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,
	2021	2022	2023
Cash flows from operating activities
Net income	$8,231	$8,232	$2,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,755	1,736	1,709
Provision for (reversal of) credit losses, net	397	(148)	(229)
Allowance for obsolete inventories, net	-	(25)	116
Loss (gain) on disposal of property, plant and equipment	(22)	24	(18)
Unrealized holding loss (gain) on marketable securities	(2,010)	(872)	3,973
Gain on sales of marketable securities	(333)	(1,073)	(581)
Deferred income tax expense (benefit)	206	(557)	(178)
Scrip dividend received	(19)	-	-
Exchange loss (gain) arising from marketable securities	(661)	117	-
Changes in operating assets and liabilities:
Accounts receivable	(2,804)	(3,339)	2,720
Inventories	(7,615)	(7,601)	6,378
Prepaid expenses and other current assets	(737)	563	777
Accounts payable	4,918	316	(2,889)
Accrued payroll and employee benefits	1,030	504	332
Customer deposits	511	660	(127)
Other accrued liabilities	298	934	(961)
Income taxes payable	151	346	(83)
Net cash provided by (used in) operating activities	3,296	(183)	12,998

Cash flows from investing activities
Purchase of property, plant and equipment	(551)	(1,504)	(792)
Proceeds from sale of property, plant and equipment, net of transaction costs	81	50	67
Purchase of marketable securities	(6,059)	(11,543)	(3,469)
Proceeds from sales of marketable securities	6,150	11,245	3,854
(Increase) decrease of fixed deposits with original maturities over three months	(1,917)	(1,654)	1,301
Increase of fixed deposits with original maturities over twelve months	(427)	(26)	(2,076)
Net cash used in investing activities	(2,723)	(3,432)	(1,115)

Cash flows from financing activities
Dividends paid	(2,864)	(3,186)	(3,188)
Proceeds from exercise of stock options	-	43	-
Net cash used in financing activities	(2,864)	(3,143)	(3,188)

Net increase (decrease) in cash and cash equivalents	(2,291)	(6,758)	8,695
Cash and cash equivalents, beginning of year	22,514	20,223	13,465
Cash and cash equivalents, end of year	$20,223	$13,465	$22,160

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$-	$-	$-
Income taxes	$236	$68	$418

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

COVID-19 Considerations

Prior to December 2022, the PRC government was still adopting zero-COVID policy to prevent the spread of the coronavirus in the community. It resulted some major cities in China being under partially lockdowns or district-based controls.

Though the Company’s two principal manufacturing plants were not located in the cities under lockdowns, our staff were required to be quarantined in designated hotels for 7-21 days when they travelled from Hong Kong to the PRC cities. These border entry restrictions created challenges for productivity and connectivity, and could affect our ability to enhance, develop, and support existing products, detect and prevent production deficiencies, as well as exploring new business opportunities. The Company complied with the health and safety protocols established by the government and had taken steps to safeguard the employees and business operations. These steps included well-planned travel arrangements among the Company’s management team, actively cleaning and sanitizing open public areas to ensure the continuity and smooth supervision over plant production and administration under pandemic conditions. During the year ended March 31, 2023 the Company did not experience a significant negative impact of COVID-19 on its operations, capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2023.

Starting from December 2022, most travel restrictions and quarantine requirements were lifted in China. Although the number of COVID-19 infections in some provinces of China increased during that month, the situation has been significantly improved and gradually normalized.

However, it remains uncertainty as to the future development of the virus or if there would be a new variant with different characteristics. If the PRC government adopted the same policy (i.e. zero-COVID policy) to address this uncertain future situation, it would create the same challenges we had experienced in previous years and hence affect the effectiveness of our operation in China.

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

2. Summary of Significant Accounting Policies - continued

Inventories - Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment - Property, plant and equipment is stated at cost including the cost of improvements and cost incurred to bring the asset at place of work. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Leasehold land and buildings	30 - 50 years
Plant and machinery	5 - 15 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 5 years
Leasehold improvements	Shorter of lease term or 2 - 5years

Leases - The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

	Year ended March 31, 2021
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,349	$6,512	$7,861
PRC	17,081	7,824	24,905
United Kingdom	15	3,244	3,259
Hong Kong	1,248	6,890	8,138
Europe	169	9,395	9,564
Canada	-	4,680	4,680
Others	3	6,476	6,479
Total net sales	$19,865	$45,021	$64,886

	Year ended March 31, 2022
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,014	$9,446	$10,460
PRC	20,430	14,018	34,448
United Kingdom	26	6,710	6,736
Hong Kong	1,666	9,927	11,593
Europe	209	13,212	13,421
Canada	-	5,503	5,503
Others	-	3,819	3,819
Total net sales	$23,345	$62,635	$85,980

	Year ended March 31, 2023
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,006	$11,163	$12,169
PRC	13,010	14,730	27,740
United Kingdom	2	9,106	9,108
Hong Kong	1,468	5,002	6,470
Europe	131	13,159	13,290
Canada	-	4,699	4,699
Others	-	3,861	3,861
Total net sales	$15,617	$61,720	$77,337

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

Accounts receivable, net, as of March 31, 2022 and 2023 consisted of the following:

	March 31,
	2022	2023
Accounts receivable	$18,463	$15,743
Less: Allowance for credit losses	(268)	(39)
Accounts receivable, net	$18,195	$15,704

The movement of allowance for credit losses for the years ended March 31, 2021, 2022 and 2023 was as follows:

	Year ended March 31,
Allowance for credit losses	2021	2022	2023
Balance at beginning of the year	$954	$1,351	$268
Provision for (reversal of) credit losses, net	397	(148)	(229)
Written off	-	(935)	-
	$1,351	$268	$39

The provision and reversal of credit losses for the years were charged to other income (expenses), net in consolidated statements of comprehensive income.

Shipping and handling cost - Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2021, 2022 and 2023, shipping and handling costs expensed to selling expenses were $523, $524 and $450, respectively.

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

All transactions in currencies other than the functional currency during the year are translated at the exchange rates prevailing on the transaction dates. Monetary items existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in the consolidated statement of comprehensive income.

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2021, 2022 and 2023, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.4819, 6.3924 and 6.8806 as of March 31, 2021, 2022 and 2023, respectively. Aggregate net foreign currency transaction (loss) gain included in other income (expenses) were, $567, $(352) and $(256) for the years ended March 31, 2021, 2022 and 2023, respectively.

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

There were no stock options granted during the year ended March 31, 2021, 2022 and 2023.

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

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2021	2022	2023
Net income attributable to Deswell Industries, Inc.	$8,231	$8,232	$2,059

Basic weighted average common shares outstanding	15,915	15,929	15,935

Basic net income per share	$0.52	$0.52	$0.13

2. Summary of Significant Accounting Policies - continued

	Year ended March 31,
	2021	2022	2023
Basic weighted average common shares outstanding	15,915	15,929	15,935
Effect of dilutive securities - Options	132	206	137
Diluted weighted average common and potential common shares outstanding	16,047	16,135	16,072

Diluted net income per share	$0.51	$0.51	$0.13

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

Fair value of financial instruments -The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

Recently Adopted Accounting Pronouncements

In July 2021, the FASB issued ASU 2021-05, Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. ‘This ASU amends the lease classification requirements for lessors to align them with practice under ASC Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met: 1. The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in ASC paragraphs 842-10-25-2 through 25-3; and 2. The lessor would have otherwise recognized a day-one loss. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. The amendments in this update are effective for fiscal years beginning after December 15, 2021 for all entities, and interim periods within those fiscal years for public business entities. Effective April 1, 2022, the Company adopted ASU 2021-05, which did not have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. Effective April 1, 2022, the Company adopted ASU 2021-10, which did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncement Not Yet Adopted

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the TDR accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, ASU 2022-02 takes effect in reporting periods beginning after December 15, 2022 including interim periods within those fiscal years. The Company is evaluating the impact of the adoption of ASU 2022-02, but does not expect it to have a material impact on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023 including interim periods within those fiscal years. The Company is evaluating the impact of the adoption of ASU 2022-03, but does not expect it to have a material impact on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong Securities Exchange.

	March 31,
	2022	2023
Cost	$24,096	$24,292

Market value	$24,499	$20,722

Included in non-operating (expenses) income, net unrealized (loss) gain for the years ended March 31, 2021, 2022 and 2023 of $2,010, $872 and $(3,973) respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2021, 2022 and 2023 were $6,150, $11,245 and $3,854 respectively and realized gain from sales of marketable securities for the years ended March 31, 2021, 2022 and 2023 were $333, $1,073 and $581 respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories, net

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2022	2023
Raw materials	$16,970	$12,987
Work-in-progress	3,904	2,723
Finished goods	2,945	1,615
	$23,819	$17,325

Obsolescence allowance for inventory is as follows:

	Year ended March 31,
	2021	2022	2023
Balance at beginning of the year	$4,316	$4,307	$4,282
(Written off) additional charges, net	(9)	(25)	116
Balance at the end of the year	$4,307	$4,282	$4,398

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2022	2023
Value added tax recoverable	$27	$-
Rental and utility deposit	25	23
Advance to suppliers	260	129
Prepayment	649	429
Dividend receivable	115	164
Others	850	404
	$1,926	$1,149

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2022	2023
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	37,313	37,293
Furniture, fixtures and equipment	10,748	10,734
Motor vehicles	1,583	1,431
Leasehold improvements	4,201	4,432
Impairment	(2,781)	(2,769)
	83,297	83,354
Less: accumulated depreciation and amortization	(56,280)	(57,303)
Net book value	$27,017	$26,051

Included in furniture, fixtures and equipment is computer software with net values of $28 and $26 as of March 31, 2022 and 2023, respectively.

Cost of leasehold land and buildings consist of the following:

	March 31,
	2022	2023

Land use right of state-owned land and buildings erected thereon (a)	$28,077	$28,077
Long term leased land and buildings erected thereon (b)	4,156	4,156
	$32,233	$32,233

(a) The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050.

(b) Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2023, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application.

Included in leasehold land and buildings is property leased to third parties for rental income under operating lease with net values of $6,819 and $2,671 as of March 31, 2022 and 2023, respectively. Details of these property on lease are as follows:

Included in leasehold land and buildings:

	March 31,
	2022	2023
Cost	$10,623	$4,273
Less: accumulated depreciation and amortization	(3,804)	(1,602)
Net book value	$6,819	$2,671

During the years ended March 31, 2021, 2022 and 2023, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $1,755, $1,736 and $1,709 during the years ended March 31, 2021, 2022 and 2023, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2022	2023

Accrued expenses	$1,645	$587
Others	1,305	1,402
	$2,950	$1,989

8. Income Taxes

Net income before taxes of, $8,706, $8,067 and $2,314 were solely attributed by non-U.S. operations for the years ended March 31, 2021, 2022 and 2023, respectively.

Under current BVI law, the Company’s income is not subject to taxation in the British Virgin Islands. Subsidiaries operating in the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are exempted from income taxes before January 1, 2021. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa.

Effective from January 1, 2021, profit in excess of Macau Patacas (“MOP$”) MOP$600 derived from subsidiaries incorporated in Macau are subject to Macau Complementary Tax of 12%.

In accordance with the PRC Income Tax Law, the standard income tax for all subsidiaries operating in the PRC is 25%.

The provision for income taxes consists of the following:

	Year ended March 31,
	2021	2022	2023
Current tax
- PRC	$295	$249	$164
- Macau	26	153	246
Deferred tax	154	(567)	(155)
	$475	$(165)	$255

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2021	2022	2023

Provision for income taxes at statutory tax rate in the PRC	$2,177	$2,017	$578
Tax rate differential on entities not subject to PRC income tax	(740)	(602)	520
Effect of income for which no income tax is chargeable	(934)	(1,670)	(1,044)
Effect of expense for which no income tax is deductible	75	188	112
Net change in valuation allowances	(103)	(62)	90
Over provision of income tax in previous years	-	(36)	(1)
Effective tax	$475	$(165)	$255

8. Income Taxes - continued

The net deferred income tax consists of the following:

	March 31,
	2022	2023

Deferred income tax assets	$259	$262
Deferred income tax liabilities	(659)	(484)
Net deferred income tax liabilities	$(400)	$(222)

The components of net deferred income tax are as follows:

	March 31,
	2022	2023
Deferred income tax assets (liabilities):
Net operating loss carry forwards	$43	$48
Provision of employee benefits	1,150	1,267
Depreciation and amortization	(1,172)	(1,280)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(382)	(240)
Others	4	116
Less: Valuation allowances	(43)	(133)
Net deferred income tax liabilities	$(400)	$(222)

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2023.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2022 and 2023, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2021	2022	2023

Balance at the beginning of the year	$735	$886	$1,232
Increase (decrease) related to current year tax positions	151	346	(426)
Balance at end of the year	$886	$1,232	$806

8. Income Taxes – continued

At March 31, 2022 and 2023, there are $1,232 and $806 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2021, 2022 and 2023, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2022 and 2023 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2023, the minimum future rental income to be received is as follows:

Year ending March 31, 2024	$584
Year ending March 31, 2025	190
Total minimum future rental income	$774

The following table represents lease income recognized in the consolidated statements of comprehensive income:

	March 31,
	2022	2023

Operating lease income	$2,418	$1,450
Other information:
Operating cash flows from operating leases as lessor	$2,539	$1,698

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of March 31, 2022 and 2023, the Company had no material operating lease arrangement with lease terms over 1 year.

9. Lease - continued

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income for the year ended March 31, 2021, 2022 and 2023. Lease costs are included in cost of sales, selling, general and administrative expense on the Company’s consolidated statements of comprehensive income.

	Year ended March 31,
	2021	2022	2023

Operating lease costs	$71	$111	$76
Total leases costs	$71	$111	$76

	Year ended March 31,
	2021	2022	2023

Supplemental cash flow information for our leases was as follows
Operating cash paid for operating lease	$71	$111	$76

10. Commitments and Contingencies

The Company leases premises and warehouses under non-cancelable operating lease agreements. See note 9 for future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more.

At March 31, 2023, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $129, which are expected to be disbursed during the year ending March 31, 2024.

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $165, $784 and $754 included in the consolidated statements of comprehensive income related to this plan, which is based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government, was provided for the years ended March 31, 2021, 2022 and 2023, respectively.

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

12. Stock Option Plan - continued

As of March 31, 2023, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2021			2022			2023
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	470,000	$2.1	$0.51	470,000	$2.1	$0.51	400,000	$2.09	$0.50
Exercised during the year	-	$-	$-	(20,000)	$2.14	$0.549	-	$-	$-
Cancelled during the year	-	$-	$-	(50,000)	$2.14	$0.549	-	$-	$-
Outstanding and exercisable at the end of the year	470,000	$2.1	$0.51	400,000	$2.09	$0.50	400,000	$2.09	$0.50

Range of exercise price per share		$2.09 to $2.14			$2.09			$2.09

During the years ended March 31, 2021, 2022 and 2023, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2021, 2022 and 2023.The weighted average remaining contractual life of the share options outstanding at March 31, 2023 was 1.3 years. At March 31, 2022 and 2023, there were 1,318,000 and 1,318,000 options available for future grant under the plans, respectively.

As of March 31, 2022 and 2023, the Company had outstanding stock options to acquire an aggregate of 400,000 shares of common stock with an intrinsic value of $628 and $224, respectively. Of those outstanding options, 400,000 shares had vested as of March 31, 2022 and 2023, representing an intrinsic value of $628 and $224, respectively.

13. Other (expenses) income, net

Other income, net consist of the following:

	Year ended March 31,
	2021	2022	2023

Gain (loss) on disposal of property, plant and equipment, net	$22	$(24)	$18
Foreign exchange gain (loss), net	567	(352)	(256)
(Provision for) reversal of credit losses, net	(397)	148	229
Others	213	302	1,023
Other income, net	$405	$74	$1,014

14. Non-operating (expenses) income, net

Non-operating income (expenses), net consist of the following:

	Year ended March 31,
	2021	2022	2023

Dividend income from marketable securities	$802	$974	$1,093
Interest income from bank deposits	235	245	282
Unrealized gain (loss) from marketable securities	2,010	872	(3,973)
Realized gain from sales of marketable securities	333	1,073	581
Rental income, net of depreciation charges	2,026	2,209	1,328
Others	39	(65)	116
Non-operating (expenses) income, net	$5,445	$5,308	$(573)

15. Operating Risk

Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2021, 2022 and 2023 are as follows:

	Percentage of net sales Year ended March 31,
	2021	2022		2023

Customer B	19.3%	20.1%		21.4%
Customer C	10.0%	11.6%		*	%
Customer D	11.2%	*	%	*	%
Customer E	* %	*	%	19.6%
Customer F	11.2%	*	%	*	%

*	Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2022 and 2023, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2022	2023

Customer B	10.5%	* %
Customer E	17.6%	24.0%
Customer G	* %	15.4%

*	Less than 10%

There were $nil, $935 and $nil accounts receivable written off during the years ended March 31, 2021, 2022 and 2023, respectively. There were net provision for (reversal of) credit losses of $397, $(148) and $(229) during the years ended March 31, 2021, 2022 and 2023, respectively. At March 31, 2022 and 2023, allowances for credit losses were $268 and $39, respectively.

Concentrations of Suppliers - For the years ended March 31, 2021, 2022 and 2023, the Company had no single suppliers contributed over 10% of total purchase.

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

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2021, 2022 and 2023 are as follows:

	Year ended March 31,
	2021			2022			2023
	Net sales	Intersegment sales	Income (loss) before income tax	Net sales	Intersegment sales	Income (loss) before income tax	Net sales	Intersegment sales	Income (loss) before income tax

Segment:
Injection molded plastic parts	$20,325	$(461)	$6,025	$23,586	$(241)	$4,229	$15,838	$(221)	$(2,421)
Electronic products	45,022	-	3,992	62,635	-	5,233	61,720	-	6,147

Segment total	$65,347	$(461)	$10,017	$86,221	$(241)	$9,462	$77,558	$(221)	$3,726

Reconciliation to consolidated totals:
Sales eliminations	(461)	461	-	(241)	241	-	(221)	221	-
Corporate expenses			$(1,311)			$(1,395)			$(1,412)
Consolidated totals:
Net sales	$64,886	$-		$85,980	$-		$77,337	$-
Income before income taxes			$8,706			$8,067			$2,314

	Year ended March 31,
	2021		2022		2023
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$213	$-	$221	$-	$255	$-
Electronic products	22	-	24	-	27	-
Consolidated total	$235	$-	$245	$-	$282	$-

	Year ended March 31,
	2021			2022			2023
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$73,209	$269	$1,540	$74,373	$783	$1,402	$68,025	$166	$1,279
Electronic products	34,651	282	215	41,038	721	334	42,354	626	430

Consolidated Totals	$107,860	$551	$1,755	$115,411	$1,504	$1,736	$110,379	$792	$1,709

16. Segment Information - continued

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2021	2022	2023

Net sales
United States of America	$7,861	$10,460	$12,169
PRC	24,905	34,448	27,740
United Kingdom	3,259	6,736	9,108
Hong Kong	8,138	11,593	6,470
Europe	9,564	13,421	13,290
Canada	4,680	5,503	4,699
Others	6,479	3,819	3,861
Total net sales	$64,886	$85,980	$77,337

The location of the Company’s long-lived assets is as follows:

	March 31,
	2022	2023

Hong Kong and Macao	$99	$1
PRC	26,918	26,050
Total long-lived assets	$27,017	$26,051

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements of Deswell Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $58,900 (equivalent to RMB376 million) and $54,722 (equivalent to RMB376 million) as of March 31, 2022 and 2023, respectively.

Balance sheets

	March 31,
	2022	2023

Assets

Current assets:
Cash and cash equivalents	$227	$918
Prepaid expenses and other current assets	45	45
Amounts due from subsidiaries	12,533	8,228
Total current assets	12,805	9,191
Investments in subsidiaries	79,666	82,154
Total assets	$92,471	$91,345

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,573	$1,573
Other accrued liabilities	120	123
Total current liabilities	1,693	1,696
Total shareholders’ equity	90,778	89,649
Total liabilities and shareholders’ equity	$92,471	$91,345

Statements of comprehensive income

	Year ended March 31,
	2021	2022	2023

Equity in earnings of subsidiaries	$9,442	$8,661	$2,488
Operating expenses	1,211	429	429
Income before income taxes	8,231	8,232	2,059
Income taxes	-	-	-
Net income	8,231	8,232	2,059
Share of other comprehensive income (loss) of subsidiaries	-	-	-
Total comprehensive income	$8,231	$8,232	$2,059

17. Condensed Financial Information of Deswell Industries, Inc. - continued

Statements of cash flows

	Year ended March 31,
	2021	2022	2023
Cash flows from operating activities
Net income	$8,231	$8,232	$2,059
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(9,442)	(8,661)	(2,488)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(3)	-	-
Amounts due from subsidiaries	7,774	(782)	4,305
Other accrued liabilities	(24)	7	3
Net cash provided by (used in) operating activities	6,536	(1,204)	3,879

Cash flows from financing activities
Dividends paid	(2,864)	(3,186)	(3,188)
Proceeds from exercise of stock options	-	43	-
Net cash used in financing activities	(2,864)	(3,143)	(3,188)

Net increase (decrease) in cash and cash equivalents	3,672	(4,347)	691
Cash and cash equivalents, beginning of year	902	4,574	227
Cash and cash equivalents, end of year	$4,574	$227	$918

a) Basis of presentation

In Deswell Industries, Inc.-only financial statements, Deswell Industries, Inc.’s investments in subsidiaries are stated at cost plus its equity interest in undistributed earnings of subsidiaries since inception. Accordingly, such financial statements should be read in conjunction with the Company’s consolidated financial statements.

Deswell Industries, Inc. records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investment-Equity Method and Joint Ventures”. Such investment is presented on the balance sheets as “Investments in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in earnings (loss) of subsidiaries”, on the statements of comprehensive income.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted.

b) Related party transactions

For the year ended March 31, 2021, related party transactions were mainly composed of $90 paid to Jetcrown Industrial (Macao Commercial Offshore) Limited as service fee.

No service fee was paid to Jetcrown Industrial (Macao Commercial Offshore) Limited for the year ended March 31, 2022 and 2023.

DESWELL INDUSTRIES, INC.

ITEM 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8 A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Deswell’s Registration Statement on Form F-1 filed with the SEC on July 13, 1995).
2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6 K on December 12, 2001.)
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6 K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates - (see page 26 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
101*	Financial information from registrant for the year ended March 31, 2023 formatted in eXtensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of March 31, 2022 and 2023; (b) Consolidated Statements of Comprehensive Income for the Years Ended March 31, 2021, 2022 and 2023; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2021, 2022 and 2023; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2021, 2022 and 2023; and (e) Notes to Consolidated Financial Statements

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

Date: July 28, 2023