Form 20-F/A
period 2023-03-31
DESWELL INDUSTRIES INC
filed 2023-09-28
CIK 946936

UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ For the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to ___________

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Exchange Act).

☐ Yes ☒ No

Auditor Name:	Auditor Location:	Auditor Firm ID:
BDO China Shu Lun Pan Certified Public Accountants LLP	People’s Republic of China	PCAOB ID #1818

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F of Deswell Industries, Inc. (“Company,” “our,” “us,” or “we”) for the fiscal year ended March 31, 2023 filed on July 28, 2023 (the “Original Filing”) is being filed solely to amend and restate in its entirety Item 16I, “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in order to provide the items required under Item 16I(a) of Form 20-F and to provide the disclosures under Item 16I(b) of Form 20-F.

Except as noted above, this Amendment does not update or modify any disclosure in the Original Filing or reflect any event occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, attached as Exhibit 99.1 to this annual report.

(b) On August 29, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the Public Account Oversight Board (“PCAOB”) in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. Our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm that the PCAOB previously determined it was unable to inspect or investigate completely, issued the audit report for us for our fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we filed the Original Filing and the filing of this Amendment.

As of the date of the Original Filing, to the best of our knowledge: (i) no governmental entity in the British Virgin Island (the jurisdiction in which we are incorporated) or China own any of the outstanding shares of our capital stock; (ii) no governmental entity in the other applicable foreign jurisdictions with respect to our consolidated foreign operating entities own any outstanding shares of capital stock of the consolidated operating entity that is incorporated or otherwise organized in that jurisdiction; (iii) no governmental entity in China (the applicable foreign jurisdiction with respect to our registered public accounting firm) has a controlling financial interest in us or any of our consolidated foreign operating entities; (iv) no member of our board of directors or the board of directors of our consolidated foreign operating entities is an official of the Chinese Communist Party; and (v) neither our currently effective Memorandum and Articles of Association, as amended, nor the articles of incorporation (or equivalent organizing document) of any of our consolidated foreign operating entities contain any charter of the Chinese Communist Party.

ITEM 19 EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
99.1	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By:	/s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: September 28, 2023

3