Form 20-F
period 2024-03-31
DESWELL INDUSTRIES INC
filed 2024-08-09
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

FORM 20-F

______________________________

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	For the transition period from ______________ to ______________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ______________ to ______________

Commission File Number: 001-33900

_______________________ DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter) _______________________
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

_______________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange a on which registered
Common shares, no par value	DSWL	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

_______________________

As of March 31, 2024, there were 15,935,239 common shares of the registrant outstanding.

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

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule12b-2 of the Exchange Act. (Check one):

Large accelerated ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•        “Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

•        “BVI” refers to the British Virgin Islands;

•        all references to:

•        “renminbi,” “RMB” or “yuan” are to the legal currency of China, of which the yuan is the base unit;

•        “HK dollars” or “HK$” are to the legal currency of Hong Kong;

•        “MOP$” are to the legal currency of Macao;

•        “U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and

•        “fiscal year,” e.g., “fiscal 2024,” are to our year ended March 31 of the year(s) indicated.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure

Deswell was incorporated in the British Virgin Islands on December 2, 1993. Deswell is not an operating company but rather a holding company conducting its operations through Deswell’s subsidiaries, primarily in Macao and mainland China. This structure involves unique risks to investors and you may never directly hold equity interests in Deswell’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a Variable Interest Entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Macao or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of risks relating to doing business in China, see “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) enacted in 2020, provides that if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, U.S. Congress passed and the President of the United Stated signed into law the Consolidated Appropriations Act, 2023, which among other things, amends the HFCAA to shorten the timeframe from three consecutive “non-inspection” years to two consecutive “non-inspection” years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determinations that it is unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China, and identified the registered public accounting firms in Mainland China that are subject to such determinations. Our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm, was identified at that time. On August 29, 2022, we were conclusively listed by the SEC as a “Commission-Identified Issuer” under the HFCAA as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms, and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong.

The PCAOB’s vacating of the determinations on December 15, 2022, temporarily lifts the risk of an imminent mandatory trading prohibition of our securities being traded on Nasdaq and other U.S. national securities exchanges. If the PCAOB’s complete access to inspect and investigate public accounting firms in Mainland China is obstructed in the future and the PCAOB determines at that time that it is again unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China and if under the HFCAA, if the SEC determines at that time that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC could prohibit our shares from being traded on Nasdaq. The threat of being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Our auditor, like other independent registered public accounting firms operating in China, is now permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors will no longer be deprived of the benefits of such inspection.” and “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China — We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.”

Cash Flows through Our Organization

Deswell, the British Virgin Islands entity listed in the U.S., controls its operating subsidiaries in Macao and mainland China, through a number of British Virgin Islands subsidiaries and a Samoa subsidiary of Deswell (the “Intermediate Holding Companies”). See ITEM 4. “Information of the Company — Organizational Structure” for more details.

The funds of Deswell, the Intermediate Holding Companies and Macao subsidiaries are deposited in banks located in Hong Kong and Macao. The intercompany fund transfer between Deswell, the Intermediate Holding Companies and Macao subsidiaries is not limited by the laws of Hong Kong and Macao.

For the three years ended March 31, 2022, March 31, 2023 and March 31, 2024, Deswell paid dividends of $3.19 million, $3.19 million and $3.19 million respectively to its investors. Deswell expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance. See ITEM 8. “Dividend Policy” for more details.

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

For the years ended March 31, 2022, 2023 and 2024, no dividend or distribution was made to Deswell or the Intermediate Holding Companies by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period.

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

•        If we were a passive foreign investment company in fiscal 2024, or are in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

•        The failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could affect our ability to continue in business.

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

•        Our insurance coverage may not adequately cover losses related to major accidents, forces of nature or product liability risks.

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

•        Compliance with environmental regulations may be costly and could impact our future operating results.

•        We may be required to write down long-lived assets, adversely affecting our future operating results.

•        Potential new accounting pronouncements or changes in interpretation by NASDAQ may adversely impact our future financial position and results of operations in the future.

•        Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

•        We have identified material weaknesses in our control over financial reporting. We are taking steps to remediate such weakness, but failure to do so, or the development of new material weaknesses in our internal control over financial reporting could result in material misstatements of our financial statements.

•        The Chinese government could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.

•        Adverse changes in political and economic policies of the PRC government could effect the overall economic growth of China, which could reduce the demand for our services and affect our competitive position.

•        There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against the Company, or our officers and our directors based on foreign laws.

•        Our financial results, competitiveness and market position could be impaired if our business licenses in China are not renewed.

•        The performance and reliability of the internet infrastructure and fixed telecommunication in China may affect our business operations.

•        Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.

•        PRC regulations may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China.

•        Permissions required from the PRC authorities for our operations could change, requiring us to obtain additional licenses or abide by new regulations.

•        If classified as a “resident enterprise” under China’s EIT Law, we may be subject to PRC enterprise income tax and income tax withholding for dividends we receive from our subsidiaries or pay to our stockholders.

•        A finding by PRC tax authorities that any of our China subsidiaries owe additional taxes, late payment interest or other penalties could adversely affect our operating results materially.

•        Heightened tensions in international relations, including trade relations between the United States and China, the Russia-Ukraine war and the Israel-Hamas conflict, may adversely impact our business, financial condition, and results of operations.

•        The PRC’s national labor law restricts our ability to reduce our workforce, and increases in labor costs of workers in the PRC, and in the Province where our manufacturing facilities are located, have and can be expected to continue to have a material and adverse effect on our operating results.

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

•        Our auditor is now permitted to be inspected by the PCAOB, and as such, investors will no longer be deprived of the benefits of such inspection.

•        We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.

•        We depend on our Board of Directors, executive officers, senior managers and skilled personnel.

•        The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

•        Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects.

•        Legislation enacted in the BVI as to Economic Substance may affect our operations.

•        Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

•        We could suffer losses from corrupt or fraudulent business practices.

•        We have established processes to safeguard our information technology systems from cybersecurity threats, but if those measures are insufficient to protect our IT systems, our IT systems and daily operations could be adversely affected.

Risks Relating to Our Business and Industry

We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2024, we had three major customers, each accounting for more than 10% of our net sales and together for 45.4% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment, COVID-19 or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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
15.2%
16.6%
16.2%
15.6%
16.9%
16.6%
23.3%
19.3%
20.0%
2022
2023
2024
Year Ended March 31
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

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2024 under U.S. income tax laws and may be a PFIC for years after fiscal 2024. If we were a PFIC in fiscal 2024, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2024 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax — Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 62 of this Report.

Changes in currency exchange rates have and could continue to influence our financial results significantly.

Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at a range between 7.75 and 7.85, and which is relatively stable. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.807 to each United States dollar (based on the average exchange rate for June 30, 2024 reported at http://www.oanda.com/currency-converter) and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong changes its policy and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

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

The chart below illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2014 to March 31, 2024. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, especially during 2013 to 2015.

____________

(1)      RMB (yuan) to U.S. dollar data presented in this chart are the average exchange rate on March 31 of the year indicated as reported at http://www.oanda.com/currency-converter.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 80.8% of the Company total, about 31.9%, 29.6% and 29.9% were in RMB during the years ended March 31, 2022, 2023 and 2024, respectively.

With the PRC government’s enacted reform of its RMB exchange rate regime, the RMB appreciated against the U.S. dollar between 2007 and 2015, resulting in an adverse effect on the Company’s financial results. However, this trend became unstable between 2015 and 2018. The RMB then became depreciated against the U.S. dollar from 2018 to early 2020. The Company’s financial results have benefited from this depreciation trend. Nonetheless, there was the onset of U.S.-China trade war and the outbreak of the COVID-19 virus in 2020. As the virus spread to the rest of the world, China was able to get the situation under control. The COVID-19 outbreak led to global demand for goods, which made China the leader of global exports, resulting in a softening of the depreciation of RMB. However, with the Omicron variant and China’s three-year fight of zero-COVID tolerance policy which led to lockdowns in major Chinese cities, China’s economic activity significantly reduced. This slower growth in China will push down Chinese yields, leading to depreciation of RMB. Additionally, even though China’s exports appear to have rebounded in early 2024, it appears that it is still experiencing weak export orders and its manufacturing sector is struggling. With the recent further depreciation of the RMB, it is suspected that authorities are deliberately engineering a further slight depreciation of the RMB to combat the decrease in China’s export competitiveness and help to restrengthen the economy.

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

At March 31, 2024, we had cash on hand of $15.8 million and time deposits with original maturity over three months of $14.0 million, and time deposits with original maturities over twelve months of $2.8 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $4.1 million was held in banks and other financial institutions in Hong Kong, $19.9 million in Macao and $8.6 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$ 64,041 based on the average exchange rate for June 30, 2024 reported at http://www.oanda.com/currency-converter) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$500,000 (approximately U.S.$62,175 based on the average exchange rate for June 30, 2024 reported at http://www.oanda.com/currency-converter) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. The “Deposit Insurance Regulations” in the PRC provide that the maximum protection is up to RMB500,000 (approximately U.S.$ 68,822 based on the average exchange rate for June 30, 2024 reported at http://www.oanda.com/currency-converter) (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2022, 2023 and 2024:

50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
46%
13%
40%
8%
40%
8%
2022
2023
2024
Year Ended March 31
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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2024, we maintained fire, casualty and theft insurance aggregating approximately $132.0 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2024, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

Some of our products are sold via F.O.B. Hong Kong or F.O.B. China and our customers are responsible for the transportation of products from Hong Kong or China to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

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

As of March 31, 2024, our balance sheet included approximately $24.6 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

We have identified a material weakness in our disclosure controls and procedures and internal control over financial reporting. If not remediated, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements or a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our common shares.

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness related to the design and maintenance of effective controls over certain information technology general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately, and (ii) user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to appropriate personnel.

The material weaknesses did not result in any misstatements to the consolidated financial statements. However, these material weaknesses could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected in the future.

The Company is committed to remediating this material weakness as promptly as possible. To do so, the Company intends to take the following measures:

•        Engage a third party to assist in designing and implementing controls related to segregation of duties and information technology general controls.

•        Design and implement controls to formalize roles and review responsibilities in order to formalize and implement controls over segregation of duties.

•        Design and implement information technology general controls, including controls over program change management, the review and update of user access rights and privileges.

There can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses may not arise in the future. Any failure to remediate the material weaknesses or the development of new material weaknesses in our internal control over financial reporting could result in material misstatements of our financial statements, which in turn could have a material adverse effect on our financial condition and the trading price of our common shares.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 31 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Controversies affecting China’s trade with the United States, including the United States’ 2024 presidential race, could harm our operations or depress our stock price.

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States was our third largest market in the fiscal year ending March 31, 2023 and our fifth largest market in the fiscal year ended March 31, 2024. See ITEM 4 “Information on the Company — Customers and Marketing” on page 38 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. During fiscal year 2020, the U.S.-China relation during the Trump-administration had hit a low point. The United States fell out of the top three significant geographical markets of the Company’s products. Following the swearing in of Joseph Biden as the new United States President in January 2021, the United States and China held the first high-level meeting in March 2021, however the meeting ended in heated arguments. Between March 2021 and June 2023, our understanding is there had been no meeting between the two countries, though several telephone conversations between high-level officials from both sides took place. On June 19, 2023, U.S. Secretary of State Antony Blinken ended a high-stakes visit to Beijing with an unexpected meeting with Chinese President Xi Jinping. This meeting makes Blinken the highest-level American official to visit China since U.S. President Joe Biden assumed leadership as well as the first U.S. Secretary of State to make the trip in nearly five years. We believe that this visit has paved the way for more positive contributions to stabilizing U.S.-China relations.

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

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. Over the six years that have followed since, the two countries have been embroiled in countless back-and-forth negotiations, introduced foreign technology restrictions, and contested several WTO cases, consequently leading U.S.-China trade tensions to the brink of a full-blown trade war. So far, the U.S. has slapped tariffs on U.S.$550 billion worth of Chinese products. China, in turn, has set tariffs on U.S.$185 billion worth of U.S. goods. For many months, neither China nor the United States showed signs of wanting to back down. But finally, on January 15, 2020, the first signs of a truce were seen, when the two sides signed the Phase One Deal, which officially agreed to the rollback of tariffs and expansion of trade purchases. China agreed to expand purchases of certain U.S. goods and services by an additional U.S.$200 billion for the two-year period from January 1, 2020, through December 31, 2021 as part of the Phase One Deal; however; China purchased only 57% of this committed amount. The two countries have provided minimal updates on extending the Phase One Deal or negotiating a Phase Two Deal and it remains uncertain if or when a new deal will be reached.

Given the upcoming 2024 presidential election where United States Vice President Kamala Harris and former United States President Donald Trump are likely to be the two candidates in the running, assuming that Vice President Harris would pursue trade policies consistent with those pursued by President Biden, both administrations seem poised to continue with trade protectionist policies, which have largely included tariffs. American political analysts predict that the topic of imports, especially from China, will play a crucial role in deciding the candidacy.

In May 2024, President Biden announced a variety of tariffs against Chinese goods that are set to be phased in over the next three years. These tariffs target a broad range of products, including electric vehicles, medical supplies, solar panels, and other critical goods. Additionally, President Biden has plans to subsidize key industries to give the United States a competitive edge in the global market, reinforcing his administration’s commitment to bolstering domestic manufacturing and technological innovation to combat issues in the United States’ economy. Former President Trump, on the other hand, has announced his intention to impose a sweeping 10% tariff on all imports, with an even steeper 60% tax on Chinese goods. Former President Trump’s aggressive stance on trade is consistent with his previous administration’s policies, which focused heavily on reducing the trade deficit and protecting American jobs from what he describes as unfair foreign competition.

Given the importance of trade to the 2024 presidential race, future tariff policies could cover more or all of our products, resulting in adverse effects on our operations, including customer demand, or on the prevailing market price of our common shares.

Most of the elevated tariffs imposed at the height of the U.S.-China trade war have remained in place and affect over half of all trade flows between the two countries. Inside the United States, it is argued that the tariffs on China are harming the U.S. economy. Though President Biden, after taking office, has admitted that he disagreed with Former President Trump’s approach to China, he is not in a hurry to reverse his predecessor’s policies. His administration had suggested that it is open to using tariffs to fight China’s unfair trade practices and the tariffs have remained in place.

The trade controversy between the United States and China is still evolving, and we cannot predict future trade policy. However, future tariffs could cover more or all of our products, resulting in an adverse effect on our operations, including customer demand, or on the prevailing market price of our common shares.

Heightened tensions in international relations, including between the United States and China, the Russia-Ukraine war and the Israel-Hamas conflict, may adversely impact our business, financial condition, and results of operations.

The United States and global markets are experiencing volatility and disruption from the escalation of geopolitical tensions. The Russia-Ukraine war, Israel-Hamas conflict, and other volatility in the Middle East and elsewhere have heightened geopolitical tensions across the world and have led to market disruptions, including significant instability in commodity prices, credit and capital markets, and supply chain disruptions, which has further fueled inflation. There have also been concerns about the relationship between China and other countries, which may have potential economic effects. Economic conditions in China are sensitive to global economic conditions, as well domestic economic and political policies and the expected or perceived overall economic growth rate in China. Sanctions imposed against third-party country suppliers and networks that materially support Russia’s war in Ukraine may further affect potential impacts of the conflict.

Additionally, any future escalation of these conflicts or other volatile situations could affect both diplomatic and economic tensions among various nations. Heightened tensions could reduce levels of trade, investment, technological exchanges, and other economic activities between major economies. Existing tensions, and any future deterioration in the relationship between the United States and China, may negatively impact the economic, political, and social conditions in both countries. Given our reliance on the Chinese market, this could adversely impact our business, financial condition, and results of operations.

Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainties could have similar adverse effects. Any one or more of these events may hinder our operations and affect our sales results, potentially for a prolonged period of time, which could materially and adversely affect our business, financial conditions, and results of operations.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. Increases in labor costs of workers in the PRC generally, and in the Province where our manufacturing facilities are located particularly, have had and can be expected to continue to have a material and adverse effect on our operating results.

We generate all revenues from sales of products that we manufacture at our facilities located in Dongguan, Guangdong Province, in the PRC. The economy in China has grown significantly over the past 20 years, which has resulted in an increased inflation and the average cost of labor. In recent years, the PRC government has raised interest rates and adjusted deposit reserve ratios for commercial banks and implemented other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 8.1% year-on-year over 2000. Should this slowdown continue or become more expansive, such slowdown could significantly reduce domestic commerce in China.

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 and 2022 were increases of 1.5% and 1.8% and in 2023 a decrease of 0.3%, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in the past few years has in general increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 15% to RMB 1,510 per month effective May 1, 2015. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage was raised to RMB 1,720 per month in July 1, 2018. Again, effective December 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month to RMB 1,900 per month. As of May 2024, the minimum wage remained at RMB 1,900 per month. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

The outcome of the trade controversy between the United States and China is not predictable as of this time. In order to mitigate the uncertainties caused by the issue, we have been studying the feasibility of reallocating part of our production to Southeast Asian countries since 2018. In 2022, we engaged an internationally-recognized professional service firm to provide advice and assistance in the completion of required statutory procedures for the incorporation of a wholly foreign invested enterprise in Vietnam (the “FIE”). However, we were advised that our proposed investment plan might not fulfil the requirement for the application of the certificate of origin in Vietnam, the incorporation procedures in Vietnam were suspended.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce further by 20 in the fiscal year ended March 31, 2024 after decreasing our workforce by 47 and 140 in the fiscal years ended March 31, 2023 and 2022, respectively. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

Our auditor, like other independent registered public accounting firms operating in China, is now permitted to be inspected by the PCAOB, and as such, investors will no longer be deprived of the benefits of such inspection; however, the PCAOB had historically been unable to inspect our auditor.

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

The HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. However, on December 29, 2022, U.S. Congress passed and the President of the United States signed into law the Consolidated Appropriations Act, 2023, which among other things, amends the HFCAA to shorten the timeframe of non-inspection and being identified as a Commission-Identified Issuer from three years to two years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. At that time, the PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On August 29, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determinations and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong. Therefore, even though we are listed as a “Commission-Identified Issuer”, we are not at risk of having our shares subject to a trading prohibition under the HFCAA at this time because the jurisdiction of our auditor is no longer considered to be a “PCAOB-identified jurisdiction.”

If the PCAOB’s complete access to inspect and investigate public accounting firms in Mainland China and Hong Kong is obstructed in the future and the PCAOB determines at that time that it is again unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China or Hong Kong and if under the HFCAA, if the SEC determines at that time that we have filed audit reports issued by a registered public accounting firm that have not been subject to inspection by the PCAOB then the two consecutive year count-down under the HFCAA would begin again and after two-years, the SEC could prohibit our shares from being traded on Nasdaq and other U.S. securities exchanges.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2024, approximately 43% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

Our success depends largely upon the continued services of our Board of Directors, executive officers, as well as upon our ability to attract and retain qualified technical, manufacturing and marketing personnel. Generally, our executive officers and senior managers are not bound by employment or non-competition agreements, and we cannot assure you that we will be able retain them. On June 12, 2023, Richard Pui Hon Lau, our former chairman of the Board of Directors and majority shareholder passed away, and Chin Pang Li, a longtime member of our Board of Directors and prior executive officer of the Company, was appointed as chairman of the Board of Directors and Ben Yiu Sing Poon was appointed as interim director on the Board of Directors until the Company’s subsequent annual meeting. At the Company’s annual meeting on February 6, 2024, Wai Ming Lau was elected to the Board of Directors to replace Mr. Poon, and the Board of Directors subsequently elected Ms. Lau as the Chairman of the Board of Directors on February 19, 2024. The loss of any of our officers or key management personnel could have a material adverse effect on our business and operating results. We do not have key person insurance on our executive officers or members of our Board of Directors. However, Mr. Lau and the Board had taken care over the years to ensure that the Company and its subsidiaries would be prepared to continue in his absence. There will be no changes in the operation of the Company, and at this time Mr. Lau’s shares have been transferred to Ms. Lau. We believe that our future success will depend, in part, on our ability to attract and retain highly skilled executive, technical and management personnel and if we are not able to do so, our business and operating results could be harmed.

The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

As of June 30, 2024, Wai Ming Lau beneficially owned approximately 61.8% of our outstanding common shares, allowing Ms. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2024, members of our senior management and Board of Directors as a group, including Ms. Lau, beneficially owned approximately 71.5% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

During the year ended March 31, 2024, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

If any one of the BVI entities in our Group commences activities which may be considered to be a “relevant activity” under the Act, we will take appropriate advice to ensure that such entity complies with the relevant economic substance requirements with respect to that relevant activity.

General Risk Factors

Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

With the lingering prolonged effects of the COVID-19 pandemic, inflation, rising interest rates, and the worsened impact of climate change, the global growth outlook looks weak and is well below the average growth rate in the two decades before the pandemic. The global economy is projected to expand at 2.7% in 2024 and 2.8% in 2025, based on the World Economic Situation and Prospects as of Mid-2024, published by the United Nations on May 16, 2024, compared to the projected growth of 3.1% in 2022 and 2.7% in 2023.

According to the National Bureau of Statistics of China, the Consumer Price Index edged up 0.3% in April 2024 from the prior year, and decreased to 0.29% increase in May 2024 from the prior year. However, the industrial manufacturing sector is still under pressure, reflecting insufficient effective demand. Economic analysts believe that China’s economic growth target of approximately 5% in 2024 will be a challenge to achieve without further policy support to promote a moderate economic recovery.

The United States is currently experiencing a period of economic instability, struggling to recover from the issues brought on by the Covid-19 pandemic. The United States economy grew at a slow annual rate of 1.3% in the first quarter of 2024, marking the weakest quarterly growth since the spring of 2022. Additionally, the inflation rate in the United States increased by 3.4% from its level in April 2023. Inflation rates appear to have reached their highest point in 2023, and have decreased in most countries since that peak. While there are fears about a possible recession, it is difficult to predict one in advance. Even though economists believe that the possibility of a recession appears less likely given the current state of the economy, the ongoing economic instability within the United States could adversely impact our operations, affecting customer demand, operational costs, and the market price of our common shares

Global trade also remains under pressure due to geopolitical tensions, weakening global demand and tighter monetary and fiscal policies. While global inflation has decreased from 5.7% in 2023 to a projected 3.9% in 2024, the global economy is still experiencing local supply disruptions, high import costs, market imperfections, and domestic food inflation is still high in most developing countries, disproportionately affecting the poor. Most commodity prices declined to pre-Ukraine-war levels in 2023, however they remained considerably higher than pre-pandemic levels. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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

Cybersecurity risks

The Company has established processes for its information technology staff to take security measures to safeguard its IT systems. The Company has implemented procedures to assess, identify and manage threats to sensitive data and unauthorized access to its IT systems. Management has overall responsibility to oversee and periodically review such processes and any risks to the Company’s IT systems, and would engage external IT professionals on an as-needed basis. There have not been any past cybersecurity events identified as threats to the Company’s IT systems. If the Company’s procedures and security measures are insufficient to protect its IT systems, the Company’s IT systems and daily operations could be effected.

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

Organizational Structure

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2024.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2022, 2023 and 2024 included the following (dollar amounts in thousands):

	Year ended March 31,
	2022	2023	2024
Purchase of property, plant and equipment	$1,504	$792	$381
Proceeds from the sale of property, plant and equipment, net of transaction costs	$50	$67	$232

Our major capital expenditures in fiscal 2024 included:

•        $111,000 for leasehold improvements;

•        $92,000 for plant and machinery for plastic and electronic products;

•        $36,000 for motor vehicles; and

•        $142,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2023 included:

•        $231,000 for leasehold improvements;

•        $506,000 for plant and machinery for plastic and electronic products; and

•        $55,000 for furniture, fixtures and equipment.

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

Electronic products manufactured by the Company include:

•        sophisticated professional audio equipment including digital and analogue audio mixers, amplifiers, signal processors, audio interfaces, network audio equipment and speaker enclosures;

•        high performance consumer audio products, such as multi-channel receivers and amplifiers, wired and wireless audio streaming products, headphones;

•        complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies; and

•        medical products.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 27.2%, 20.2% and 17.9% of the Company’s total sales during the years ended March 31, 2022, 2023, and 2024, respectively. At March 31, 2024, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2024, the Company used 30 EDMs (electrical discharge machines), 32 CNC (computer numerical control) milling machines and 83 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2024, the Company made an average of approximately 6 to 8 molds each month. The average weight of the molds produced by the Company is about 1,300 pounds costing an average of $8,800 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2024, the Company had approximately 132 injection molding machines, ranging from 86 to 380 tons of clamping force, with most machines in the range of from 50 to 1,600 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2024, the Company disposed of 25 old plastic injection molding machines and added one new machine.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2024 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2022, 2023, and 2024, manufacturing of electronic products accounted for approximately 72.8%, 79.8% and 82.1% respectively, of the Company’s total sales.

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

The Company used in excess of 3,631,000 pounds of plastic resins during the year ended March 31, 2024. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” beginning on page 14 of the Risk Factor section of this Report.

Transportation

Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Some of our products are sold via F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems.

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2022, 2023 and 2024. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2022, 2023 and 2024:

	Year ended March 31
Geographical Area	2022	2023	2024
China	40.1%	35.9%	31.9%
United States	12.2	15.7	11.4
Europe	15.6	17.2	14.4
Hong Kong	13.5	8.4	11.9
United Kingdom	7.8	11.8	17.3
Canada	6.4	6.1	4.3
Others	4.4	4.9	8.8
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 31.9% of our total net sales for the year ended March 31, 2024 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2022, 2023 and 2024:

	Year ended March 31
	2022	2023	2024
Customer B	20.1%	21.4%	14.5%
Customer C	11.6%	* %	* %
Customer E	* %	19.6%	19.5%
Customer G	* %	* %	11.4%

____________

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

Following the global trend to remove the travelling restrictions, the PRC government has uplifted the border entry and travelling restrictions as of early 2023. Now, the Company’s management is free to travel between Hong Kong and the two principal manufacturing plants located in the city of Dongguan, in the Guangdong province.

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

During the year ended March 31, 2024 the Company did not experience a significant negative impact from COVID-19 on its operations, or capital and financial position. We did not record material asset impairments, inventory charges or bad debt provision related to COVID-19 during the year ended March 31, 2024. We will continue to evaluate the nature and extent of the impact of the COVID-19 outbreak on our financial condition, results of operations and cash flows.

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

Property, Plants and Equipment

Macao

The Company leases Units 10B and 10C Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macao from an unaffiliated party, each being for a term of two years to May 2024. The premises are used as trading, administrative and accounting offices for the Company’s plastic injection business and electronic & metallic business, respectively. The monthly rent is approximately $4,500.

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2024 constructed approximately

•        1,070,000 square feet of factory space,

•        91,000 square feet of amenity space,

•        133,000 square feet of office building space, and

•        470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income, net of depreciation charges, of $2,209,000, $1,328,000 and $498,000 was earned during the years ended March 31, 2022, 2023, and 2024, respectively.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward looking words including “expect,” “anticipate,” “believe,” “seek,” and “estimate.” Forward looking statements are not guarantees of Deswell’s future performance or results and the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section of this Report entitled ITEM 3 “Key Information — Risk Factors.”

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

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2024:

	Year ended March 31, 2022			Year ended March 31, 2023			Year ended March 31, 2024
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	84.8	83.4	83.8	84.4	83.1	83.4	76.7	80.7	80.0
Gross profit	15.2	16.6	16.2	15.6	16.9	16.6	23.3	19.3	20.0
Selling, general and administrative expenses	18.4	8.9	11.5	26.0	8.9	12.4	28.8	10.0	13.3
Corporate expense	—	—	1.6	—	—	1.8	—	—	1.8
Other income (expenses), net	0.1	0.1	0.1	(1.8)	2.1	1.3	(1.5)	1.0	0.6
Operating income (loss)	(3.1)	7.8	3.2	(12.3)	10.1	3.7	(7.0)	10.3	5.5
Non-operating Income (expense), net	21.3	0.5	6.2	(3.2)	(0.1)	(0.7)	25.7	1.5	5.8
Income (loss) before income taxes	18.2	8.3	9.4	(15.5)	10.0	3.0	18.7	11.8	11.3
Income taxes (benefit)	(1.0)	0.1	(0.2)	(0.8)	0.6	0.3	(0.6)	(0.1)	(0.2)
Net income (loss)	19.2	8.2	9.6	(14.7)	9.4	2.7	18.0	11.7	11.1

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year Ended March 31, 2024 (Fiscal 2024) Compared to Year Ended March 31, 2023 (Fiscal 2023)

Net Sales — The Company’s net sales for the year ended March 31, 2024, were $69,368,000, a decrease of $7,969,000 or 10.3% as compared to $77,337,000 in the corresponding period in the fiscal year 2023. The decrease was related to decreases in sales revenues of $3,225,000 in our plastic segment, and of $4,744,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $3,304,000 from existing customers for printer, telephone and office equipment, $872,000 for plastic and gardening toolboxes, as well as $1,319,000 for robotic mops and vacuum cleaners, offsetting increases in orders of $2,192,000 for tooling and other plastic products from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $8,797,000 from existing customers for home entertainment products, offsetting increases in orders of $4,053,000 for digital audio workstations from other existing customers.

Gross Profit — Gross profit for the year ended March 31, 2024, was $13,903,000 representing a gross profit margin of 20.0%. This is compared with the overall gross profit and gross profit margin of 12,839,000 or 16.6% for the year ended March 31, 2023.

Gross profit in the plastic segment increased by $449,000 to $2,882,000 or 23.3% of net sales in the segment for the year ended March 31, 2024, as compared to $2,433,000 or 15.6% of net sales in the segment for the same period in the prior fiscal year. The increase in gross profit for the plastic segment was mainly due to the decreases in the cost of raw materials resulting from the depreciation of the RMB, despite the decrease in demand from customers for certain products, when compared with the prior fiscal year, as well as the change of product mix.

Gross profit in the electronic segment increased by $615,000 to $11,021,000 or 19.3% of net sales in the segment for the year ended March 31, 2024, as compared to $10,406,000 or 16.9% of net sales in the segment in the prior fiscal year. The increase in gross margin is attributable to relatively lower labor costs as a result of continuous cost control measures taken and the depreciation of the RMB when compared with the last fiscal year.

Selling, General and Administrative Expenses — SG&A expenses for the year ended March 31, 2024 slightly decreased by $465,000 to $10,501,000 or 15.1% of total net sales, as compared to $10,966,000 or 14.2% of total net sales for the year that ended March 31, 2023.

Corporate expenses slightly decreased by $150,000 to $1,262,000 for the year ended March 31, 2024, as compared to $1,412,000 for the year ended March 31, 2023, related to a decrease in director remunerations.

SG&A expenses in the plastic segment decreased by $505,000 to $3,563,000 or 28.8% of net sales in the segment for the year ended March 31, 2024, compared to $4,068,000 or 26.0% of net sales in the segment for the 2023 fiscal year. The decrease in total SG&A expenses was primarily related to decreases of $266,000 in staff costs, $91,000 in selling expense and $93,000 in depreciation, as compared with the same period in the prior fiscal year. The SG&A expense as a percentage of total sales revenues was relatively higher due to lower sales revenues during the 2024 fiscal year as compared with the 2023 fiscal year.

SG&A expenses in the electronic segment increased by $190,000 to $5,676,000 or 10.0% of net sales in the segment for the year ended March 31, 2024, compared to $5,486,000 or 8.9% of net sales in the segment for the 2023 fiscal year. The slight increase in total SG&A expense was mainly due to increases of $42,000 in local government taxes and charges, $140,000 in professional fees when compared to the prior fiscal year.

Other Income, Net — Other income was $383,000 for the year ended March 31, 2024, as compared to other income of $1,014,000 in the prior fiscal year.

On a segment basis, other expenses attributable to the plastic segment for the year ended March 31, 2024 were $190,000, as compared to other expense of $285,000 for the prior fiscal year. Other expense was lower in the 2024 fiscal year mainly due to an exchange loss of $178,000, and a loss of $79,000 from disposal of fixed assets, offsetting a gain of $57,000 on sales of materials during fiscal 2024, as compared to an exchange loss of $570,000, offsetting a reversal of provisions of $199,000 for doubtful receivables, and a gain of $85,000 on sales of materials in fiscal year 2023.

Other income attributable to the electronic segment for the year ended March 31, 2024, was $573,000, as compared with other income of $1,299,000 for the prior fiscal year. The decrease in other income was mainly due to decreases of $148,000 in exchange gain and of $436,000 in other income, as well as an increase in credit losses expense of $117,000, as compared to fiscal year 2023.

Operating Income — Operating income was $3,785,000 for the year ended March 31, 2024, as compared to operating income of $2,887,000 in the prior fiscal year.

Corporate expenses of $1,262,000 and $1,412,000 were incurred during the 2024 and 2023 fiscal year, respectively.

On a segment basis, the operating loss in the plastic segment was $871,000 in the year ended March 31, 2024, as compared to operating loss of $1,920,000 in the 2023 fiscal year. The decrease in operating loss in the plastic segment was mainly due to a higher gross margin and lower SG&A expenses, as a result of the depreciation of the RMB, as described above.

The electronic segment reported operating income of $5,918,000 in the year ended March 31, 2024, compared to operating income of $6,219,000 in the 2023 fiscal year. The decrease in operating income was mainly due to the decrease in other income despite the increase in gross margin, as described above.

Non-Operating Income (Expense), Net — Non-operating income for the year ended March 31, 2024 was $4,034,000, as compared to a non-operating expense of $573,000 in last fiscal year. The increase in non-operating income was primarily due to increases of $4,925,000 in fair value of marketable securities held, $413,000 in dividend income and $387,000 in interest income and $293,000 from other income, offsetting decreases of $830,000 in rental income, and $581,000 in realized gain on the sale of marketable securities during the fiscal year ended March 31, 2024, as compared to the 2023 fiscal year.

Income Taxes — Current tax expense for the year ended March 31, 2024 was $269,000. The Company had a deferred tax benefit of $159,000. This is compared to a current tax expense of $410,000 and a deferred tax benefit of $155,000 in the last fiscal year.

On a segment basis, there was a current income tax provision of $68,000 and a deferred tax provision of $7,000 in the plastic segment for the year ended March 31, 2024, as compared to a deferred tax benefit of $133,000 during the last fiscal year. In the electronic segment, there was a current tax expense of $202,000 and a deferred tax benefit of $167,000 for the year ended March 31, 2024, as compared to a current tax expense of $409,000 and a deferred tax benefit of $22,000 in the 2023 fiscal year.

Net Income — The Company had net income of $7,709,000 for the year ended March 31, 2024, as compared to net income of $2,059,000 for the year ended March 31, 2023. The increase in net income was mainly due to the increase in non-operating income, as described above.

Net income for the plastic segment for the year ended March 31, 2024 was $2,234,000, as compared to a net loss of $2,290,000 for the 2023 fiscal year. The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2024 was $6,737,000, as compared to net income of $5,761,000 for the 2023 fiscal year. The increase in net income in the electronic segment was mainly attributable to increases in gross margin as well as in non-operating income as described above.

Year Ended March 31, 2023 (Fiscal 2023) Compared to Year Ended March 31, 2022 (Fiscal 2022)

Net Sales — The Company’s net sales for the year ended March 31, 2023 were $77,337,000, a decrease of $8,643,000 or 10.1% as compared to $85,980,000 in the corresponding period in fiscal 2022. The decrease was related to decreases in sales revenues of $7,728,000 in our plastic segment, and of $915,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

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

Gross Profit — Gross profit for the year ended March 31, 2023 was $12,839,000, representing a gross profit margin of 16.6%. This is compared with the overall gross profit and gross profit margin of $13,952,000 or 16.2% for the year ended March 31, 2022.

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

Gross profit in the electronic segment decreased by $1,000 to $10,406,000 or 16.9% of net sales for the year ended March 31, 2023, as compared to $10,407,000 or 16.6% of net sales in the prior fiscal year. The slight increase in gross margin is attributable to relatively lower labor costs as a result of continuous cost control measures taken, when compared with the last fiscal year.

Selling, General and Administrative Expenses — SG&A expenses for the year ended March 31, 2023 slightly decreased by $301,000 to $10,966,000 or 14.2% of total net sales, as compared to $11,267,000 or 13.1% of total net sales for the year ended March 31, 2022.

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

Other Income, Net — Other income was $1,014,000 for the year ended March 31, 2023, as compared to other income of $74,000 in the prior fiscal year.

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

Operating Income — Operating income was $2,887,000 for the year ended March 31, 2023, as compared to operating income of $2,759,000 in the prior fiscal year.

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

Non-Operating Income — Non-operating expense for the year ended March 31, 2023 was $573,000, as compared to a non-operating income of $5,308,000 in last fiscal year. The decrease in non-operating income was primarily due to decreases of $4,845,000 in unrealized gain on marketable securities held, $879,000 in rental income, and $492,000 in realized loss on sale of marketable securities, offsetting increases of $119,000 in dividend income from securities investments, and $181,000 from other income during the fiscal year ended March 31, 2023, as compared to fiscal 2022.

Income Taxes — Current tax expense for the year ended March 31, 2023 was $410,000. The Company had a deferred tax benefit of $155,000. This is compared to a current tax expense of $402,000 and a deferred tax benefit of $567,000 in the last fiscal year.

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

Net Income — The Company had net income of $2,059,000 for the year ended March 31, 2023, as compared to net income of $8,232,000 for the year ended March 31, 2022. The decrease in net income was mainly due to the decrease in non-operating income, as described above.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2022, March 31, 2023, and March 31, 2024 (in thousands):

	Year ended March 31,
	2022		2023		2024
	H1	H2	H1	H2	H1	H2
Net sales	$39,782	$46,198	$44,438	$32,899	$37,730	$31,638
Gross profit	6,420	7,532	7,114	5,725	7,362	6,541
Operating income	1,183	1,576	2,040	847	2,302	1,483
Net income (loss)	4,298	3,934	(560)	2,619	3,557	4,152

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

In May 2024, the monthly inflation rate in China increased 0.3% compared to the same month in the previous year. The annual average inflation rate in China increased by 0.2% in 2023. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 10% in December 2021. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective December 1, 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage as of May 2024 remained at RMB1,900 per month since its last increase from RMB1,720 per month on July 1, 2018. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2014 to March 31, 2024.

____________

(1)      RMB (yuan) to U.S. dollar data presented in this chart are the average exchange rate on March 31 of the year indicated as reported at http://www.oanda.com/currency-converter.

Since 2018 the RMB has become depreciated against the U.S. dollar, the Company’s results have benefited from this depreciation rate. However, since then, the RMB has fallen against the U.S. dollar to its 18-month low of 6.7110 in May 2022 amid the COVID-19 lockdowns in key Chinese cities. Despite the global economy’s softening, the RMB has weakened more than 10% against the U.S. dollar since the Federal Reserve began raising rates in March 2022.

In early July 2024, the People’s Bank of China announced that it will take new measures to ensure “reasonable and sufficient liquidity” in the banking system. Such measures include intervening in short-term debt markets and tightening the band within which rates trade, giving the central bank greater control. However, this produces a dilemma of restraining economic growth, the latter being one of another chief directive of Mainland China.

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

We did not hedge our currency risk during the years ended March 31, 2022, 2023 and 2024 and at March 31, 2024, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

Capital resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of March 31, 2022, 2023 and 2024, we had cash and cash equivalents of, $13.5 million, $22.2 million and $15.8 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and time certificates of deposit with a maturity of three months or less when purchased. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Fiscal year 2024

For the year ended March 31, 2024, net cash provided by operating activities totaled $13,208,000, including net income of $7,709,000 and depreciation and amortization expenses of $1,523,000. For the year ended March 31, 2023, net cash provided by operating activities totaled $12,998,000, including net income of $2,059,000 and depreciation and amortization expenses of $1,709,000. Accounts receivable decreased by $3,642,000 as compared to balances at March 31, 2023, primarily as a result of a decrease in sales during the fiscal year. Inventories decreased by $5,220,000 over levels at March 31, 2023, mainly because of relatively higher levels of raw materials maintained during the fiscal year relating to decreased sales turnover. Accounts payable decreased by $1,739,000 over levels at March 31, 2023, primarily because of the decrease in materials purchases.

Net cash used in investing activities amounted to $16,430,000 for the year ended March 31, 2024 while net cash used in investing activities in fiscal year 2023 amounted to $1,115,000. Capital expenditures during these periods totaled $381,000 and $792,000, respectively.

In fiscal year 2024, there was an increase in fixed deposits with original maturity over three months of $10,926,000 and a decrease in fixed deposits over twelve months of $1,154,000. Also, during fiscal year 2024, we acquired marketable securities for $1,352,000 but there was no sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2024, was $3,188,000, which was mainly used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2023, was $3,188,000, which was used to fund dividend payments to shareholders.

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

Restricted net assets

Our cash and cash equivalents at March 31, 2024 were unrestricted and held for working capital purposes. Our direct PRC subsidiaries are, however, subject to PRC restrictions on distributions to equity holders. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries amounted to U.S.$58.9 million, U.S.$54.7 million and U.S. $52.7 million as of March 31, 2022, 2023 and 2024, respectively.

At March 31, 2024, the Company had cash and cash equivalents of $15,750,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2024, the Company had capital commitments totaling approximately $90,000, mainly for leasehold improvements, plant and machineries, vehicles, and computer packages, all of which are expected to be disbursed during the year ending March 31, 2025.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2023 to March 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

This discussion and analysis of financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these financial statements requires the Company to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. For more information on our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements included in Part III, Item 18, in this Report Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting estimates:

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

If our customers fail to manage the demand, supply and operational challenges, their financial performance and position may be deteriorated, which would impact our financial performance. Accordingly, the Company expects these judgments and estimates may be subject to change, which could materially impact future periods.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2024 are as follows:

Name	Age	Position(s) with Company
Edward So Kin Chung	51	Chief Executive Officer
Wai Ming Lau	45	Chairman of the Board of Directors
Chin Pang Li	79	Executive Director of Manufacturing and Administration for Plastic Operations
Hung-Hum Leung	78	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	77	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	80	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	46	Chief Financial Officer

Edward So Kin Chung.    Mr. So has been in the electronic manufacturing industry internationally and in China for more than 25 years and has been with Deswell for 18 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

Wai Ming Lau.    Ms. Lau has served the Company as a member of the Board of Directors and as Chair of the Board of Directors since 2024. Prior to joining the Company, Ms. Lau was an Executive Director at PAG Consulting where she headed the firm’s Global Human Capital operations. Prior to PAG Consulting, Ms. Lau worked at Goldman Sachs for over 13 years, including serving as an Executive Director in Goldman Sachs’ Finance Division. Earlier in her career, Ms. Lau worked at Deloitte Touche Tohmatsu in its Assurance and Tax Advisory Services division for seven years, including as a Manager. Ms. Lau was accredited by The American Institute of Certified Public Accountants in 2003 and received her bachelor’s degree in accountancy from The George Washington University in 2001.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $1,688,000 during the year ended March 31, 2024 to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2024.

During the year ended March 31, 2024, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our Board of Directors, executive officers, senior managers and skilled personnel.” in ITEM 3 “Key Information — Risk Factors” on page 28 of this Report.

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

Employees

At March 31, 2024, the Company employed 921 persons on a full-time basis, of which 8 were located in Macao and 913 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2024:

•        365 were engaged in plastic injection molding manufacturing, and

•        548 were engaged in contract electronic manufacturing.

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

Through June 30, 2024, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2024, there were options to purchase an aggregate of 400,000 common shares outstanding, and 1,318,000 shares were available for future grant under Deswell’s option plans.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2024, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Wai Ming Lau	9,841,851	(2)	61.8
Chin Pang Li	1,625,750	(3)	10.1
Herman Wong Chi Wah	30,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

____________

*        Less than 1%.

(1)      Based on 15,935,239 shares outstanding on June 30, 2024. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)      Consists of 9,841,851 shares held of record by Ms. Lau.

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

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2022	2023		2024
Wai Ming Lau	—	—		61.8
Richard Pui Hon Lau	60.0	61.7	(2)	—	(3)
Chin Pang Li	10.1	10.1		10.1

____________

(1)      Based on 15,935,239 shares outstanding at June 30, 2022, 15,935,239 shares outstanding at June 30, 2023, and 15,935,239 shares outstanding at June 30, 2024: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)      Mr. Lau’s shares were held by the Lau family as of June 30, 2023.

(3)      Mr. Lau passed away on June 12, 2023. Upon settlement of his estate, Ms. Lau inherited all of the Common Shares owned by Mr. Lau.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2024, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2024, 7 holders of record with addresses in the United States held approximately 12.8 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in ITEM 7.B. of Form 20-F from April 1, 2019 through June 30, 2024, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in ITEM 4 “Information on the Company — Business Overview — Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

•        2022 aggregating $3,185,048, $1,591,524 of which was based on results for the last six months of the year ended March 31, 2021; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2022.

•        2023 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2022; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2023.

•        2024 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2023; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2024.

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

The Company declared a dividend of $0.10 on November 17, 2023, which was based on the results of the first six months of the year ended March 31, 2024. The dividend was paid on December 21, 2023.

The Company declared a dividend of $0.10 on June 20, 2024, which was based on the results of the last six months of the year ended March 31, 2024. The dividend was paid on July 19, 2024.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2024:

DSWL Market Price Per Share
(Yearly)
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$3.09
$2.02
$4.00
$2.10
$5.60
$3.40
$3.94
$2.56
$2.89
$2.12
2020
2021
2022
2023
2024
High
Low

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2024 and for the quarter ended June 30, 2024:

DSWL Market Price Per Share
(Quarterly)
$3.94
$3.00
$3.40
$3.00
$3.32
$3.00
$3.21
$2.56
$2.89
$2.60
$2.74
$2.28
$2.88
$2.12
$2.69
$2.14
$2.55
$2.20
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
30-Jun-2022
30-Sep-2022
31-Dec-2022
31-Mar-2023
30-Jun-2023
30-Sep-2023
31-Dec-2023
31-Mar-2024
30-Jun-2024
High
Low

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2024:

DSWL Market Price Per Share (Monthly)
$2.69
$2.35
$2.47
$2.16
$2.32
$2.14
$2.35
$2.20
$2.55
$2.25
$2.54
$2.30
Jan 2024
Feb 2024
Mar 2024
Apr 2024
May 2024
Jun 2024
High
Low

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

•        do not have cumulative voting rights in the election of directors.

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

Directors

Regulation 12.4 of our Articles of Association provides that except as otherwise provided in the BVI BC Act — the BVI corporate law that governs BVI companies like Deswell — no agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors and such agreement or transaction has been approved by the irrevocable vote of a majority of the Company’s directors, including at least one Independent Director. In addition, the favorable vote of a majority of the directors, including at least one Independent Director, shall be required to approve any transaction or agreement between the Company and any officer of the Company or any person or entity holding ten percent or more of the outstanding Shares.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,935,239 common shares were outstanding on June 30, 2024.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2024, we believe that we are a PFIC for such year. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

A U.S. Holder may generally avoid the PFIC regime by making a “qualified electing fund” election which generally provides that, in lieu of the foregoing treatment, our earnings and net capital gains, on a pro rata basis, would be currently included in their gross income for U.S. federal income tax purposes. However, we may be unable or unwilling to provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election; thus, such election may not be available.

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

•        you conduct a trade or business in the United States, and

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

There are no capital gains, gift or inheritance taxes levied by the BVI on companies, like the Company, which were originally incorporated under the International Business Companies Act and were automatically re-registered under the BVI BC Act. In addition, our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the BVI.

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

ITEM 10J.Annual Report to Security Holders

Not Applicable to Deswell.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2022, 2023 and 2024, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2024 of $15,750,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$8,257
Chinese RMB	4,896
Hong Kong dollars	2,364
Macao dollars	210
Japanese yen	18
Euro	2
Pound sterling	1
Other	2
$15,750

See discussion of Exchange Rate Fluctuation in ITEM 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $13,979,000 as of March 31, 2024 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2024, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

ITEM 15.    CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective because our internal controls over financial reporting were not adequate due to the material weaknesses described below under “— Management’s Annual Report on Internal Control Over Financial Reporting.” Notwithstanding these material weaknesses, management concluded that the audited financial statements contained in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

B.     Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of March 31, 2024. Management’s assessment was based on the framework in “Internal Control — Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of March 31, 2024, the Company’s internal control over financial reporting was ineffective due to the material weaknesses described below.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses as of March 31, 2024

Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in internal control related to ineffective information technology general controls (“ITGCs”) in the area of user restrictions and privileged access, and program change management over key information technology (“IT”) systems that support our financial reporting processes. As a result, the related process-level IT dependent controls and application controls were also ineffective. The IT material weakness did not result in any material misstatements in our financial statements or disclosures.

We plan to take actions to remediate these material weaknesses, see “Remediation of the Material Weakness in Internal Control Over Financial Reporting” below under “— Changes in Internal Control Over Financial Reporting” for further information on the steps we are taking to remediate the material weaknesses. Until the relevant controls have been operating for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively, the material weaknesses described above will continue to exist.

C.     Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer” as of March 31, 2024.

D.     Changes in Internal Control Over Financial Reporting

Other than as described below, there were no changes in our internal control over financing reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weakness in Internal Control Over Financial Reporting

Following the identification of the material weakness described above, and with the oversight of the Audit Committee, we plan to take the following actions:

•        Engage a third party to assist in designing and implementing controls related to segregation of duties and information technology general controls.

•        Strengthen our IT compliance oversight by adding additional personnel engaged in that function;

•        Design and implement controls to formalize roles and review responsibilities in order to formalize and implement controls over segregation of duties.

•        Design and implement information technology general controls, including controls over program change management and, the review and update of user access rights and privileges.

We believe the foregoing efforts, when fully implemented and operational, will effectively remediate the material weaknesses described above and strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plans described above. We cannot assure you, however, when we will remediate such weaknesses, nor can we be certain of whether additional actions will be required.

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

ITEM 16B.  CODE OF ETHICS

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers (the “Code of Ethics”), which applies to the Company’s principal executive officer and to its principal financial and accounting officers. A copy of the Code of Ethics is included as Exhibit 11.1 to this Annual Report on Form 20-F. The Code of Ethics supplements the Company’s Code of Business Conduct and Ethics applicable to directors, officers and employees generally, which is included as Exhibit 11.2 to this Annual Report on Form 20-F.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2023 and March 31, 2024 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2023 and 2024.

	Year ended March 31, (in thousands)
	2023	2024
Audit fees(1)	$206	$420
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$206	$420

____________

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

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable to Deswell.

ITEM 16J.   INSIDER TRADING POLICIES

The Company’s Code of Business Conduct and Ethics includes, among other things, a written insider trading policy that prohibits the purchase, sale or other disposition of the Company’s securities when in the possession of material nonpublic information, and tipping others about material nonpublic information. The policy also applies to purchases and sales of securities of other publicly traded companies if a covered person learns material nonpublic information about such other companies in the course of his or her duties for the Company. The Code of Business Conduct and Ethics applies to directors, officers, employees and other representatives of the Company.

The Company has not otherwise adopted specific procedures related to compliance with insider trading. Given the existing size and structure of the Company, management believes it can effectively manage insider trading risk using the Company’s current policies and procedures under the Code of Business Conduct and Ethics, which include obligations to report violations of the Code. Each year, memoranda are distributed to remind all employees of the Code of Business Conduct and Ethics. In addition, all employees, officers and directors are required to make declarations about any potential or actual conflicts of interest. The Company’s management will evaluate the need for the adoption of formal insider trading procedures on an ongoing basis.

ITEM 16K. CYBERSECURITY

The Company’s IT staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and is responsible for: (1) monitoring threats to sensitive data and unauthorized access to our systems, (2) implementing access control measures for critical IT systems designed to prevent unauthorized users from accessing IT systems and data, and (3) cybersecurity incident investigations.

The Company’s executive officers oversee the processes to safeguard data and comply with relevant regulations, and has overall responsibility for evaluating cybersecurity risks. The Company does not currently engage any consultants, auditors or other third parties in connection with such processes, given the size and scale of the Company, the resources available, the anticipated expenditures, and the risks that it faces related to cybersecurity. The Company’s executive officers are responsible for overseeing, periodically reviewing, and identifying risks from cybersecurity threats associated with its use of any third-party service provided.

During the year ended March 31, 2024 and through the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. As noted, the Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations, and will report any material cybersecurity incidents or material cybersecurity threats to the board. Where necessary in the view of the Company’s executive officers, the Company will consult with external advisors to manage and remediate any cybersecurity incidents.

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
Tortola, British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, the management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket of respective accounts receivable, and adjusted for the forward-looking information. The principal considerations for our determination that performing procedures relating to the accounts receivable allowances is a critical audit matter are (i) the significant judgment by management when determining the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at March 31, 2024; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate and significant assumptions related to the CECL.

The primary procedures we performed to address this critical audit matter included:

•        Obtaining and inspecting relevant underlying documentation, including customer correspondence, historical collection trends, age of trade receivables, and realization analyses to assess the Company’s estimated allowance for credit losses;

•        Evaluating the reasonableness of the Company’s economic conditions analysis by pool including reasonableness of the forward-looking risk factors applied by the Company against industry data and historical performance; and

•        Performing a retrospective review of accounts receivable by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2012.

Shenzhen, People’s Republic of China
August 9, 2024

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2023	2024
ASSETS
Current assets:
Cash and cash equivalents	$22,160	$15,750
Time deposits with original maturities over three months	3,053	13,979
Time deposit with original maturities over twelve months – current	1,047	—
Marketable securities (note 3)	20,722	23,026
Held-to-maturity investment	—	5,157
Accounts receivable, less allowances for credit losses of $39 and $98 at March 31, 2023 and 2024, respectively (note 2)	15,704	11,986
Inventories, net (note 4)	17,325	12,129
Prepaid expenses and other current assets (note 5)	1,149	1,228
Total current assets	81,160	83,255
Property, plant and equipment, net (note 6)	26,051	24,603
Deferred tax assets (note 8)	262	419
Time deposits with original maturities over twelve months	2,906	2,799
Total assets	$110,379	$111,076
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,949	$5,210
Accrued payroll and employee benefits	7,943	7,159
Customer deposits	2,216	1,712
Other accrued liabilities (note 7)	1,989	1,236
Income taxes payable	1,149	1,113
Total current liabilities	$20,246	$16,430
Deferred income tax liabilities (note 8)	484	476
Total liabilities	$20,730	$16,906

Commitments and contingencies (note 10)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares as of March 31, 2023 and 2024; 17,081,810 and 17,081,810 shares issued as of March 31, 2023 and 2024; 15,935,239 and 15,935,239 shares outstanding as of March 31, 2023 and 2024	$53,202	$53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2023 and 2024	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	25,979	30,500
Total shareholders’ equity	89,649	94,170
Total liabilities and shareholders’ equity	$110,379	$111,076

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2022	2023	2024
Net sales	$85,980	$77,337	$69,368
Cost of sales	72,028	64,498	55,465
Gross profit	13,952	12,839	13,903
Selling, general and administrative expenses	11,267	10,966	10,501
Other income, net (note 13)	74	1,014	383
Operating income	2,759	2,887	3,785
Non-operating income (expenses), net (note 14)	5,308	(573)	4,034
Income before income taxes	8,067	2,314	7,819
Income tax expense (benefit) (note 8)	(165)	255	110
Net income attribute to Deswell Industries, Inc.	8,232	2,059	7,709
Other comprehensive income	—	—	—
Total comprehensive income attributable to Deswell Industries, Inc.	$8,232	$2,059	$7,709

Net income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income per share	$0.52	$0.13	$0.48
Weighted average common shares outstanding (shares in thousands)	15,929	15,935	15,935

Diluted:
Net income per share	$0.51	$0.13	$0.48
Weighted average common shares outstanding (shares in thousands)	16,135	16,072	15,999

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Balance at March 31, 2021	17,061,810	$53,143	(1,146,571)	$(2,821)	$7,989	$5,316	$22,062	$85,689
Exercise of stock options	20,000	59	—	—	(16)	—	—	43
Net income	—	—	—	—	—	—	8,232	8,232
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,186)	(3,186)
Balance at March 31, 2022	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$27,108	$90,778
Net income	—	—	—	—	—	—	2,059	2,059
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2023	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$25,979	$89,649
Net income	—	—	—	—	—	—	7,709	7,709
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2024	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$30,500	$94,170

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2022	2023	2024
Cash flows from operating activities
Net income	$8,232	$2,059	$7,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,736	1,709	1,523
(Reversal of) provision for credit losses, net	(148)	(229)	76
Allowance for obsolete inventories, net	(25)	116	(24)
Loss (gain) on disposal of property, plant and equipment	24	(18)	74
Unrealized holding loss (gain) on marketable securities	(872)	3,973	(952)
Gain on sales of marketable securities	(1,073)	(581)	—
Deferred income tax benefit	(557)	(178)	(165)
Exchange loss arising from marketable securities	117	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,339)	2,720	3,642
Inventories	(7,601)	6,378	5,220
Prepaid expenses and other current assets	563	777	(79)
Accounts payable	316	(2,889)	(1,739)
Accrued payroll and employee benefits	504	332	(784)
Customer deposits	660	(127)	(504)
Other accrued liabilities	934	(961)	(753)
Income taxes payable	346	(83)	(36)
Net cash (used in) provided by operating activities	(183)	12,998	13,208

Cash flows from investing activities
Purchase of property, plant and equipment	(1,504)	(792)	(381)
Proceeds from sale of property, plant and equipment, net of transaction costs	50	67	232
Purchase of marketable securities	(11,543)	(3,469)	(1,352)
Proceeds from sales of marketable securities	11,245	3,854	—
(Increase) decrease of fixed deposits with original maturities over three months	(1,654)	1,301	(10,926)
(Increase) decrease of fixed deposits with original maturities over twelve months	(26)	(2,076)	1,154
Increase in held-to-maturity investment	—	—	(5,157)
Net cash used in investing activities	(3,432)	(1,115)	(16,430)

Cash flows from financing activities
Dividends paid	(3,186)	(3,188)	(3,188)
Proceeds from exercise of stock options	43	—	—
Net cash used in financing activities	(3,143)	(3,188)	(3,188)

Net (decrease) increase in cash and cash equivalents	(6,758)	8,695	(6,410)
Cash and cash equivalents, beginning of year	20,223	13,465	22,160
Cash and cash equivalents, end of year	$13,465	$22,160	$15,750

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$68	$418	$227

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
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

Marketable securities — All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in non-operating income (expenses), net. The cost of investments sold is based on the average cost method. Dividend income earned are included in non-operating income (expenses), net.

Held-to-maturity investment — Our investments in U.S. Treasury Bills are classified as held-to-maturity because we have the positive intent and ability to hold the securities to maturity. We invest in U.S. Treasury Bills with maturities less than one year. Gross unrealized gains and losses are not material for any period presented. During the fiscal year 2024, we recognized interest income on the investments of $0.1 million, which is included in non-operating income (expenses), net.

Inventories — Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write down of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements and cost incurred to bring the asset at place of work. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:
Leasehold land and buildings	30 – 50 years
Plant and machinery	5 – 15 years
Furniture, fixtures and equipment	4 – 5 years
Motor vehicles	3 – 5 years
Leasehold improvements	Shorter of lease term or 2 – 5 years

Leases — The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company determines its land use rights contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

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

Impairment of long-lived assets — Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

Revenue recognition — Revenue from contracts with customers is recognized using the following five steps pursuant ASC Topic 606, Revenue from Contracts with Customers: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

Products sales

The Company recognizes revenue upon transfer of control of its products to the customer, which typically occurs upon delivery of products or when the customer accepts the injection molds. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Acceptance of delivery of the products and molds is evidenced by goods receipt notes signed by the customer or the mold acceptance form. The Company has no remaining obligations after the customer’s acceptance of the products.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

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

The selling price, which is specified in the purchase orders, is fixed. Under the terms of the purchase orders, upon the sale of the products to the customer and the signing of the good receipt notes, the Company has the legally enforceable right to receive full payment of the sales price. The customer’s obligation to pay the Company is not dependent on the customer selling the products or collecting cash from their customers (or end customers). The customer is required to pay under normal sales terms. The Company’s normal payment terms range from 30 days to 90 days and its sales arrangements do not have any material financing components. In addition, the Company’s customer arrangements do not produce contract assets or liabilities that are material to its consolidated financial statements. The Company permits the return of damaged or defective products and accounts for these actual returns as deduction from sales. Product returns to the Company were insignificant during past years.

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
	Year ended March 31, 2022
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,014	$9,446	$10,460
PRC	20,430	14,018	34,448
United Kingdom	26	6,710	6,736
Hong Kong	1,666	9,927	11,593
Europe	209	13,212	13,421
Canada	—	5,503	5,503
Others	—	3,819	3,819
Total net sales	$23,345	$62,635	$85,980

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

	Year ended March 31, 2023
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,006	$11,163	$12,169
PRC	13,010	14,730	27,740
United Kingdom	2	9,106	9,108
Hong Kong	1,468	5,002	6,470
Europe	131	13,159	13,290
Canada	—	4,699	4,699
Others	—	3,861	3,861
Total net sales	$15,617	$61,720	$77,337
	Year ended March 31, 2024
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,083	$6,842	$7,925
PRC	8,202	13,919	22,121
United Kingdom	12	11,973	11,985
Hong Kong	3,031	5,194	8,225
Europe	53	9,963	10,016
Canada	—	2,988	2,988
Others	11	6,097	6,108
Total net sales	$12,392	$56,976	$69,368

Allowance for credit losses — Effective on April 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments-Credit Losses (Topic 326): The current expected credit losses (“CECL”) methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

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

Accounts receivable, net, as of March 31, 2023 and 2024 consisted of the following:
	March 31,
	2023	2024
Accounts receivable
Less: Allowance for credit losses	$15,743	$12,084
Accounts receivable, net	(39)	(98)
	$15,704	$11,986

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

The movement of allowance for credit losses for the years ended March 31, 2022, 2023 and 2024 was as follows:
Allowance for credit losses	Year ended March 31,
	2022	2023	2024
Balance at beginning of the year	$1,351	$268	$39
(Reversal of) provision for credit losses, net	(148)	(229)	76
Written off	(935)	—	(17)
	$268	$39	$98

The provision and reversal of credit losses for the years were charged to other income, net in consolidated statements of comprehensive income.

Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2022, 2023 and 2024, shipping and handling costs expensed to selling expenses were $524, $450 and $537, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2022, 2023 and 2024, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.3924, 6.8806 and 7.1447 as of March 31, 2022, 2023 and 2024, respectively. Aggregate net foreign currency transaction loss included in other income, net was, $352, $256 and $13 for the years ended March 31, 2022, 2023 and 2024, respectively.

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

There were no stock options granted during the year ended March 31, 2022, 2023 and 2024.

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

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):
	Year ended March 31,
	2022	2023	2024
Net income attributable to Deswell Industries, Inc.	$8,232	$2,059	$7,709
Basic weighted average common shares outstanding	15,929	15,935	15,935
Basic net income per share	$0.52	$0.13	$0.48
	Year ended March 31,
	2022	2023	2024
Basic weighted average common shares outstanding	15,929	15,935	15,935
Effect of dilutive securities – Options	206	137	64
Diluted weighted average common and potential common shares outstanding	16,135	16,072	15,999
Diluted net income per share	$0.51	$0.13	$0.48

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

Fair value measurements — The Company has adopted ASC No. 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

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

Non-recurring fair value measurements — Long-lived assets are measured at fair value on a non-recurring basis using mostly Level 3 inputs as defined in the fair value hierarchy. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. Assets that are written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

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

Reclassifications — Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.

Recently Adopted Accounting Pronouncements

In March 31, 2022, the FASB issued ASU 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the TDR accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. Effective April 1, 2023, the Company adopted ASU 2022-02, which did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncement Not Yet Adopted

In June 30, 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023 including interim periods within those fiscal years. The Company is evaluating the impact of the adoption of ASU 2022-03, but does not expect it to have a material impact on its consolidated financial statements.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Retrospective application is permitted. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong Securities Exchange.

	March 31,
	2023	2024
Cost	$24,292	$25,772
Market value	$20,722	$23,026

Included in non-operating income (expenses), net unrealized gain (loss) for the years ended March 31, 2022, 2023 and 2024 of $872, $(3,973) and $952, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2022, 2023 and 2024 were $11,245, $3,854 and $nil, respectively and realized gain from sales of marketable securities for the years ended March 31, 2022, 2023 and 2024 were $1,073, $581 and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories, net

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2023	2024
Raw materials	$12,987	$8,747
Work-in-progress	2,723	2,285
Finished goods	1,615	1,097
	$17,325	$12,129

Obsolescence allowance for inventory is as follows:

	Year ended March 31,
	2022	2023	2024
Balance at beginning of the year	$4,307	$4,282	$4,398
(Written off) additional charges, net	(25)	116	(24)
Balance at the end of the year	$4,282	$4,398	$4,374

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2023	2024
Rental and utility deposit	$23	$23
Advance to suppliers	129	5
Prepayment	429	404
Dividend receivable	164	196
Others	404	600
	$1,149	$1,228

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2023	2024
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	37,293	33,536
Furniture, fixtures and equipment	10,734	10,328
Motor vehicles	1,431	1,352
Leasehold improvements	4,432	4,540
Impairment	(2,769)	(2,308)
	83,354	79,681
Less: accumulated depreciation and amortization	(57,303)	(55,078)
Net book value	$26,051	$24,603

Included in furniture, fixtures and equipment is computer software with net values of $26 and $17 as of March 31, 2023 and 2024, respectively.

Land use rights and long term leased land included in leasehold land and buildings consist of the following:

	March 31,
	2023	2024
At cost:
Land use right of state-owned land(a)	$2,233	$2,233
Long term leased land(b)	947	947
	3,180	3,180
Less: accumulated amortization	(1,708)	(1,795)
	$1,472	$1,385

Amortization expenses for land use rights were $87, $87 and $87 for the years ended March 31, 2022, 2023 and 2024, respectively.

____________

(a)      The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050. As of March 31, 2023 and 2024, the cost of land use rights of state-owned land and buildings erected were $28,077 and $28,077, respectively.

(b)      Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

6. Property, Plant and Equipment, net (cont.)

has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2024, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application. As of March 31, 2023 and 2024, the cost of land use rights of state-owned land and buildings erected were $4,156 and $4,156, respectively.

Included in leasehold land and buildings is property leased to third parties for rental income under operating lease with net values of $2,671 and $2,576 as of March 31, 2023 and 2024, respectively. Details of these property on lease are as follows:

Included in leasehold land and buildings:

	March 31,
	2023	2024
Cost	$4,273	$4,273
Less: accumulated depreciation and amortization	(1,602)	(1,697)
Net book value	$2,671	$2,576

During the years ended March 31, 2022, 2023 and 2024, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $1,736, $1,709 and $1,523 during the years ended March 31, 2022, 2023 and 2024, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2023	2024
Accrued expenses	$587	$806
Others	1,402	430
	$1,989	$1,236

8. Income Taxes

Net income before taxes of, $8,067, $2,314 and $7,819 were solely attributed by non-U.S. operations for the years ended March 31, 2022, 2023 and 2024, respectively.

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

8. Income Taxes (cont.)

The provision for income taxes consists of the following:

	Year ended March 31,
	2022	2023	2024
Current tax
– PRC	$249	$164	$143
– Macau	153	246	126
Deferred tax	(567)	(155)	(159)
	$(165)	$255	$110

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2022	2023	2024
Provision for income taxes at statutory tax rate in the PRC	$2,017	$578	$1,955
Tax rate differential on entities not subject to PRC income tax	(602)	520	(547)
Additional deduction of research and development expenses	(227)	(476)	(273)
Foreign rate differences, net	(280)	724	175
Other non-taxable income	(1,338)	(786)	(1,194)
Unrecognized tax benefits	346	(426)	119
Other non-deductible expenses	17	32	24
Net change in valuation allowances	(62)	90	(49)
Prior year true up	(36)	(1)	(100)
Effective tax	$(165)	$255	$110

The net deferred income tax consists of the following:

	March 31,
	2023	2024
Deferred income tax assets	$262	$419
Deferred income tax liabilities	(484)	(476)
Net deferred income tax liabilities	$(222)	$(57)

The components of net deferred income tax are as follows:

	March 31,
	2023	2024
Deferred income tax assets (liabilities):
Net operating loss carry forwards	$48	$81
Provision of employee benefits	1,267	1,271
Depreciation and amortization	(1,280)	(1,182)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(240)	(107)
Others	116	(39)
Less: Valuation allowances	(133)	(81)
Net deferred income tax liabilities	$(222)	$(57)

The Company operates through the PRC entities and the valuation allowance is considered on each individual basis.

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

8. Income Taxes (cont.)

The net operating loss attributable to those PRC entities can only be carried forward for a maximum period of five years. Tax losses of Macau entities can be carried forward for three years and tax losses of other non-PRC entities can be carried forward indefinitely.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2024.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2023 and 2024, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2022	2023	2024
Balance at the beginning of the year	$886	$1,232	$806
Increase (decrease) related to current year tax positions	346	(426)	119
Balance at end of the year	$1,232	$806	$925

At March 31, 2023 and 2024, there are $806 and $925 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2022, 2023 and 2024, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2023 and 2024 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2024, the minimum future rental income to be received is as follows:

Year ending March 31, 2025	$176
Total minimum future rental income	$176

The following table represents lease income recognized in the consolidated statements of comprehensive income:

	March 31,
	2023	2024
Operating lease income	$1,450	$523
Other information:
Operating cash flows from operating leases as lessor	$1,698	$550

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of March 31, 2023 and 2024, the Company had no material operating lease arrangement with lease terms over 1 year, except for the land use rights and long term leased land. See Note 6 for additional description of the arrangement.

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income for the year ended March 31, 2022, 2023 and 2024. Lease costs are included in cost of sales, selling, general and administrative expense on the Company’s consolidated statements of comprehensive income.

	Year ended March 31,
	2022	2023	2024
Operating lease costs	$111	$76	$79
Total leases costs	$111	$76	$79
	Year ended March 31,
	2022	2023	2024
Supplemental cash flow information for our leases was as follows
Operating cash paid for operating lease	$111	$76	$79

10. Commitments and Contingencies

The Company leases premises and warehouses under non-cancelable operating lease agreements. See note 9 for future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more.

At March 31, 2024, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $90, which are expected to be disbursed during the year ending March 31, 2025.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $784, $754 and $852 included in the consolidated statements of comprehensive income related to this plan, which is based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government, was provided for the years ended March 31, 2022, 2023 and 2024, respectively.

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

As of March 31, 2024, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2022			2023			2024
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	470,000	$2.1	$0.51	400,000	$2.09	$0.50	400,000	$2.09	$0.50
Exercised during the year	(20,000)	$2.14	$0.549	—	$—	$—	—	$—	$—
Cancelled during the year	(50,000)	$2.14	$0.549	—	$—	$—	—	$—	$—
Outstanding and exercisable at the end of the year	400,000	$2.09	$0.50	400,000	$2.09	$0.50	400,000	$2.09	$0.50
Range of exercise price per share		$2.09			$2.09			$2.09

During the years ended March 31, 2022, 2023 and 2024, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2022, 2023 and 2024. The weighted average remaining contractual life of the share options outstanding at March 31, 2024 was 0.3 years. At March 31, 2023 and 2024, there were 1,318,000 and 1,318,000 options available for future grant under the plans, respectively.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

12. Stock Option Plan (cont.)

As of March 31, 2023 and 2024, the Company had outstanding stock options to acquire an aggregate of 400,000 shares of common stock with an intrinsic value of $224 and $58 respectively. Of those outstanding options, 400,000 shares had vested as of March 31, 2023 and 2024, representing an intrinsic value of $224 and $58 respectively.

13. Other income, net

Other income, net consist of the following:

	Year ended March 31,
	2022	2023	2024
Gain (loss) on disposal of property, plant and equipment, net	$(24)	$18	$(74)
Foreign exchange loss, net	(352)	(256)	(13)
Reversal of (provision for) credit losses, net	148	229	(76)
Others	302	1,023	546
Other income, net	$74	$1,014	$383

14. Non-operating income (expenses), net

Non-operating income (expenses), net consist of the following:

	Year ended March 31,
	2022	2023	2024
Dividend income from marketable securities	$974	$1,093	$1,506
Interest income from bank deposits	245	282	669
Unrealized gain (loss) from marketable securities	872	(3,973)	952
Realized gain from sales of marketable securities	1,073	581	—
Rental income, net of depreciation charges	2,209	1,328	498
Others	(65)	116	409
Non-operating income (expenses), net	$5,308	$(573)	$4,034

15. Operating Risk

Concentrations of Major Customers — A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2022, 2023 and 2024 are as follows:

	Percentage of net sales Year ended March 31,
	2022	2023	2024
Customer B	20.1%	21.4%	14.5%
Customer C	11.6%	* %	* %
Customer E	* %	19.6%	19.5%
Customer G	* %	* %	11.4%

____________

*        Less than 10%

Sales to the above customers relate to electronic products.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

15. Operating Risk (cont.)

Debtors accounting for 10% or more of total accounts receivable at March 31, 2023 and 2024, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2023	2024
Customer E	24.0%	16.1%
Customer G	15.4%	19.3%

____________

*        Less than 10%

There were $935, $nil and $17 accounts receivable written off during the years ended March 31, 2022, 2023 and 2024, respectively. There were net provision for (reversal of) credit losses of $(148), $(229) and $76 during the years ended March 31, 2022, 2023 and 2024, respectively. At March 31, 2023 and 2024, allowances for credit losses were $39 and $98, respectively.

Concentration of credit risk — Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, accounts receivable, and time deposits with maturities more than one year. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2024 and 2023, majority of the Company’s cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, and time deposits with maturities more than one year were held at major financial institutions located in Dongguan, Macau and Hong Kong (collectively refer as the “China Cities”) which the management believes are of high credit quality. Failure of reputable financial institutions is not common in the China Cities and the Company believes that those financial institutions that hold the Company’s cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, and time deposits with maturities more than one year are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the United States, the PRC, United Kingdom, Hong Kong and Europe. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, Deswell performs the related credit assessment of the consumer financing receivables recorded in the Company’s consolidated balance sheets.

Concentrations of Suppliers — For the years ended March 31, 2022, 2023 and 2024, the Company had no single suppliers contributed over 10% of total purchase.

Country risk — The Company has significant investments in the PRC. The operating results of the Company may be adversely affected by changes in the political and social conditions in the PRC, and by changes in Chinese government policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods taxation, among other things. There can be no assurance, however, those changes in political and other conditions will not result in any adverse impact.

Investment price risk — The Company is exposed to equity price risk on marketable securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong. Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Company’s liquidity needs. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

16. Segment Information (cont.)

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

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Year ended March 31,
	2022			2023			2024
	Net sales	Intersegment sales	Income before income tax	Net sales	Intersegment sales	Income before income tax	Net sales	Intersegment sales	Income before income tax
Segment:
Injection molded plastic parts	$23,586	$(241)	$4,229	$15,838	$(221)	$(2,421)	$12,602	$(211)	$2,309
Electronic products	62,635	—	5,233	61,720	—	6,147	56,977	—	6,772
Segment total	$86,221	$(241)	$9,462	$77,558	$(221)	$3,726	$69,579	$(211)	$9,081

Reconciliation to consolidated totals:
Sales eliminations	(241)	241	—	(221)	221	—	(211)	211	—
Corporate expenses			$(1,395)			$(1,412)			$(1,262)
Consolidated totals:
Net sales	$85,980	$—		$77,337	$—		$69,368	$—
Income before income taxes			$8,067			$2,314			$7,819
	Year ended March 31,
	2022		2023		2024
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$221	$—	$255	$—	$423	$—
Electronic products	24	—	27	—	246	—
Consolidated total	$245	$—	$282	$—	$669	$—
	Year ended March 31,
	2022			2023			2024
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$74,373	$783	$1,402	$68,025	$166	$1,279	$62,760	$26	$1,048
Electronic products	41,038	721	334	42,354	626	430	48,316	355	475
Consolidated Totals	$115,411	$1,504	$1,736	$110,379	$792	$1,709	$111,076	$381	$1,523

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

16. Segment Information (cont.)

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2022	2023	2024
Net sales
United States of America	$10,460	$12,169	$7,925
PRC	34,448	27,740	22,121
United Kingdom	6,736	9,108	11,985
Hong Kong	11,593	6,470	8,225
Europe	13,421	13,290	10,016
Canada	5,503	4,699	2,988
Others	3,819	3,861	6,108
Total net sales	$85,980	$77,337	$69,368

The location of the Company’s long-lived assets is as follows:

	March 31,
	2023	2024
Hong Kong and Macao	$1	$4
PRC	26,050	24,599
Total long-lived assets	$26,051	$24,603

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements for parent company only, have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $54,722 (equivalent to RMB376 million) and $52,697 (equivalent to RMB376 million) as of March 31, 2023 and 2024, respectively.

Balance sheets

	March 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$918	$204
Prepaid expenses and other current assets	45	47
Amounts due from subsidiaries	8,228	7,976
Total current assets	9,191	8,227
Investments in subsidiaries	82,154	87,195
Total assets	$91,345	$95,422

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,573	$1,013
Other accrued liabilities	123	239
Total current liabilities	1,696	1,252
Total shareholders’ equity	89,649	94,170
Total liabilities and shareholders’ equity	$91,345	$95,422

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

17. Condensed Financial Information of Deswell Industries, Inc. (cont.)

Statements of comprehensive income

	Year ended March 31,
	2022	2023	2024
Equity in earnings of subsidiaries	$8,661	$2,488	$8,229
Operating expenses	429	429	520
Income before income taxes	8,232	2,059	7,709
Income taxes	—	—	—
Net income	8,232	2,059	7,709
Share of other comprehensive income of subsidiaries	—	—	—
Total comprehensive income	$8,232	$2,059	$7,709

Statements of cash flows

	Year ended March 31,
	2022	2023	2024
Cash flows from operating activities
Net income	$8,232	$2,059	$7,709
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(8,661)	(2,488)	(8,229)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	—	(2)
Amounts due from subsidiaries	(782)	4,305	252
Other accrued liabilities	7	3	(444)
Net cash (used in) provided by operating activities	(1,204)	3,879	(714)

Cash flows from investing activities
Dividends received from subsidiary	—	—	3,188
Net cash provided by investing activities	—	—	3,188

Cash flows from financing activities
Dividends paid	(3,186)	(3,188)	(3,188)
Proceeds from exercise of stock options	43	—	—
Net cash used in financing activities	(3,143)	(3,188)	(3,188)

Net (decrease) increase in cash and cash equivalents	(4,347)	691	(714)
Cash and cash equivalents, beginning of year	4,574	227	918
Cash and cash equivalents, end of year	$227	$918	$204

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

8.1	Diagram of the Company’s operating subsidiaries and affiliates — (see page 31 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
11.2	Code of Business Conduct and Ethics.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1

Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

97.1	Compensation Recovery Policy.
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

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

____________

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
Date: August 9, 2024