Form 20-F
period 2025-03-31
DESWELL INDUSTRIES INC
filed 2025-07-29
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

FORM 20-F

______________________________

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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

As of March 31, 2025, there were 15,935,239 common shares of the registrant outstanding.

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

•        “U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and

•        “fiscal year,” e.g., “fiscal 2025,” are to our year ended March 31 of the year(s) indicated.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure

Deswell was incorporated in the British Virgin Islands on December 2, 1993. Deswell is not an operating company but rather a holding company conducting its operations through Deswell’s subsidiaries, primarily in Macao and mainland China. This structure involves unique risks to investors and you may never directly hold equity interests in Deswell’s operating entities. You are specifically cautioned that there are significant legal and operational risks associated with being based in or having the majority of operations in China. The legal and operational risks associated with being based in and having operations in mainland China also apply to our operations in Macao and our holdings in Hong Kong. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a Variable Interest Entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that our subsidiaries in Macao or mainland China are directly subject to these regulatory actions or statements, as we have not carried out any monopolistic behavior and our business does not involve the collection of personal information or implicate national security. However, since these statements and regulatory actions by the PRC government are newly published and detailed official guidance and related implementation rules have not been issued or taken effect, uncertainties exist as to how soon the regulatory bodies in China will finalize implementation measures, and the impacts the modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list the Company’s securities on an U.S. or other foreign exchange. For a detailed description of risks relating to doing business in China, see “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China.”

Deswell is a holding company and its principal administrative office is located in Macao. Our primary manufacturing operations are conducted in China through our subsidiaries, Jetcrown Industrial (Dongguan) Limited, and Dongguan Kwan Hong Electronics Co. Ltd., both of which are located in Dongguan, China. We conduct trading operations in Macao through our subsidiaries, Kwanasia Electronics (Macao Commercial Offshore) Ltd. and Jetcrown Industrial (Macao Commercial Offshore) Limited. Our operating subsidiaries are directly owned by intermediate holding companies located in the BVI and Samoa. Our intermediate holding companies in the BVI include Ideatop Holdings Ltd., Blue Collar Holdings Ltd., Joint Harvest Industries Ltd., Star Peace Ltd. and Rainbow Hill Ltd. Our intermediate holding company in Samoa is Integrated International Ltd.. We do not currently have operations in Hong Kong.

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2025.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) enacted in 2020, provides that if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, U.S. Congress passed and the President of the United Stated signed into law the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to shorten the timeframe from three consecutive “non-inspection” years to two consecutive “non-inspection” years. On December 16, 2021, the PCAOB issued a report to notify the SEC that it was unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China, including our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm headquartered in Shanghai, China. On August 29, 2022, we were conclusively listed by the SEC as a “Commission-Identified Issuer”

under the HFCAA as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms, and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong. For this reason, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year and the SEC could prohibit our shares from being traded on Nasdaq. The threat of being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For more details, see “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Our auditor, like other independent registered public accounting firms operating in China, is now permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors will no longer be deprived of the benefits of such inspection.” and “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China — We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.”

Permissions and Licenses Required from the PRC government for Our Operations and Overseas Securities Offerings

We are required to obtain certain licenses and permits from relevant governmental authorities in China in order to operate our business, including business certificates, plants safety certificates and pollutant discharge permits. As of the date of this annual report, our subsidiaries in China have obtained business licenses from the PRC government authorities necessary for our business operations in China. We have not relied upon the opinion of PRC counsel in reaching these conclusions and have instead conducted our own analysis of the PRC laws as applied to our operations. We have not been asked to obtain any licenses or approvals from the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”). We may be required to obtain additional licenses, permits, registrations, or approvals for our business operations in the future. We cannot assure you that we or our subsidiaries will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or our subsidiaries may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations.

On December 28, 2021, the CAC and other PRC regulatory authorities implemented the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect China’s national security, are required to conduct a cybersecurity review. Operators, including operators of critical information infrastructure and data processors, who control more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed in a foreign country. Companies seeking to list their securities on foreign exchanges may be subject to increased scrutiny by the CAC under the Measures for Cybersecurity Review.

We do not believe that our PRC subsidiaries are engaged in the operation of critical information infrastructure and data processors, and we do not control personal information for more than 1 million users. Accordingly, we do not believe that the Measures for Cybersecurity Review apply to us or our PRC subsidiaries. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we cannot assure you that we can fully or timely comply with such legal or regulatory requirements. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, directly or indirectly, are required to comply with CSRC filing procedures.

Deswell is incorporated under the laws of the BVI, but our PRC subsidiaries are incorporated under the laws of China. The Overseas Listing Trial Measures, as currently written, will deem an offering by Deswell of its securities as an indirect offering by our PRC subsidiaries if: (1) 50% or more of our operating revenue, total profit, total assets or net assets, as documented in our audited consolidated financial statements for the most recent fiscal year, are accounted for by the PRC subsidiaries; and (2) our main business activities are conducted in China, or our main place of business is located in China, or the majority of senior management staff in charge of our business operations and management are PRC citizens or have their usual place of residence located in China.

The CSRC clarified at a press conference that existing domestic companies that have completed overseas offerings before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets may be subject to the filing requirement with the CSRC. We cannot predict whether the Overseas Listing Trial Measures will apply to any follow-on offerings that we may conduct in the future or that we will be able to obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner. If we fail to comply with the Overseas Listing Trial Measures, the CSRC may subject us to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. See “ITEM 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Permissions required from the PRC authorities for our operations could change requiring us to obtain additional licenses or abide by new regulations.”

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

For the three years ended March 31, 2023, March 31, 2024 and March 31, 2025, Deswell paid dividends of $3.19 million, $3.19 million and $3.19 million respectively to its investors. Deswell expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance. See ITEM 8. “Dividend Policy” for more details. See ITEM 10. “Additional Information — Taxation” for information regarding the tax consequences of the dividends that Deswell pays to its investors.

The dividend of $3.19 million paid in the year ended March 31, 2023 was paid by Deswell from its reserve. The dividends of $3.19 million and $3.19 million paid by Deswell for the two years ended March 31, 2024 and March 31, 2025 were funded by the subsidiary, Kwanasia Electronics (Macao Commercial Offshore) Ltd (“KEMCO”). KEMCO declared dividends to its immediate holding company, Joint Harvest Industries Ltd. (“Joint Harvest”), in the amounts of $3.19 million and $3.19 million for the two years ended March 31, 2024 and March 31, 2025, respectively. KEMCO is subject to Macao Profits Tax (currently at 12%) on its taxable income. The dividends distributed were paid out of after-tax profits, and no additional withholding tax applies under Macao law for dividends paid to non-resident entities (such as Joint Harvest).

Joint Harvest then declared dividends to its immediate holding company, Integrated International Ltd (“Integrated”), in the amounts of $3.19 million, and $3.19 million for the two years ended March 31, 2024 and March 31, 2025, respectively. Joint Harvest, as a holding company incorporated in the BVI, does not incur corporate income tax or withholding tax on dividend distributions.

Integrated then declared dividends to its holding company, Deswell, in the amounts of $3.19 million, and $3.19 million for the two years ended March 31, 2024 and March 31, 2025, respectively. Integrated is an International Company incorporated in Samoa. Under current Samoa law, Integrated is not subject to corporate income tax and withholding taxes on dividend distribution as it has no business operations in Samoa.

For operational efficiency, the physical transfer of funds was executed directly from KEMCO to Deswell, bypassing the intermediate holding companies, Joint Harvest and Integrated. However, the documentation and accounting records properly reflected the dividend declarations and approvals at each entity level, maintaining compliance with corporate governance requirements.

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

For the years ended March 31, 2023, 2024 and 2025, no dividend or distribution was made to Deswell or the Intermediate Holding Companies by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period.

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

Enforceability of Civil Liabilities

We are incorporated under the laws of the BVI. As a result, it may be difficult or impossible to effect service of process on Deswell within the United States or to recover on judgments rendered by United States courts against us. There is currently no arrangement providing for the reciprocal enforcement of judgements between the BVI and the United States. A judgment obtained in United States federal or state courts under which a definite sum of money is payable as compensatory damages may be brought as a separate cause of action to collect a debt in the BVI. The judgment for which enforcement is sought must be final and conclusive and from a foreign court of competent jurisdiction. This means enforcing a judgment rendered by United States courts in the BVI will require a separate cause of action in the BVI, which will lead to additional expenses and delays for the party seeking to enforcement a judgment against us. As a result, there is uncertainty as to the enforceability in the BVI of judgments rendered against us by United States courts.

There is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States. Judgements of United States courts, or any other foreign jurisdiction without a treaty of reciprocity, will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from United States courts) may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personam; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and enforcement would be contrary to the public policy of Hong Kong. Enforcing a judgment from United States Courts in Hong Kong will require a separate cause of action in Hong Kong, which will cause both parties to incur additional expenses and lead to additional delays in any recovery on the part of a plaintiff. As a result, there is uncertainty as to the enforceability in Hong Kong of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Likewise, there is currently no arrangement providing for the reciprocal enforcement of judgements between China and the United States. There is uncertainty as to whether Chinese courts would enforce judgements of United States Courts against us or our officers and directors located in China.

According to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or any other foreign jurisdiction without a treaty of reciprocity. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in China if they can establish sufficient connection to China for a PRC court to have jurisdiction, and meet other procedural requirements. However, it may be difficult for foreign shareholders to establish a sufficient connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

The funds of Deswell, the Intermediate Holding Companies and Macao subsidiaries are deposited in banks located in Hong Kong and Macao. The funds of the PRC subsidiaries are deposited in banks located in China. Additionally, all of our officers and directors are located in, or are citizens of, Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon or our officers and directors located in Hong Kong, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It will also be costlier and time-consuming for investors to effect service of process outside the United States.

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

•        If we were a passive foreign investment company in fiscal 2025, or are in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

•        The Chinese government could intervene in or influence our operations at any time and could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.

•        The Chinese government could intervene in or influence the conduct of our directors or officers with ties to Hong Kong at any time, which could materially impact our results of operations.

•        Recent developments in Chinese law related to overseas securities offerings by China-based issuers may hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

•        The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of those that apply or are to be applied to Hong Kong or Macao can change quickly with little or no advance notice.

•        The Chinese government may exert more oversight and/or control over our operations in China and Macao, or our holdings in Hong Kong, and in offerings conducted overseas by, and/or foreign investment in, China-based issuers like us.

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

•        PRC regulations may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which would leave our PRC subsidiaries without the necessary liquidity to continue operations.

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

•        Controversies affecting China’s trade with the United States, including the policies of the new Trump administration, could harm our operations or depress our stock price.

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

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2025, we had two major customers, each accounting for more than 10% of our net sales and together for 33.8% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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
15.6%
16.9%
16.6%
23.3%
19.3%
20.0%
21.0%
20.0%
20.2%
2023
2024
2025
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

•        costs of labor, particularly in recent years, when the costs have increased substantially as a consequence of increasing governmental regulation directed at labor practices and policies;

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

•        increased costs to conform our products to consumer and product safety laws and regulations of the various countries in which our products are sold; and

•        rising costs due to disrupted global supply resources as a result of the US-China trade tariffs will have pressures on gross margins of our plastic and electronic operations.

If we cannot maintain stability in our gross margins, our operating results could suffer, dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2025 under U.S. income tax laws and may be a PFIC for years after fiscal 2025. If we were a PFIC in fiscal 2025, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2025 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax — Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 58 of this Report.

Changes in currency exchange rates have and could continue to influence our financial results significantly.

Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at a range between 7.75 and 7.85, and which is relatively stable. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.850 to each United States dollar (based on the average exchange rate for June 30, 2025 reported at http://www.oanda.com/currency-converter) and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong changes its policy and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

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

The chart below illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2015 to March 31, 2025. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, especially during 2013 to 2015.

Yearly RMB Fluctuation(1) to US $1.00 – March 31, 2015 to March 31, 2025

8.500
8.000
7.500
7.000
6.500
6.000
5.500
6.109
6.449
6.731
6.280
6.712
6.966
6.776
6.343
6.877
7.219
7.263
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

____________

(1)      RMB (yuan) to U.S. dollar data presented in this chart are the average exchange rate on March 31 of the year indicated as reported at http://www.oanda.com/currency-converter.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 94.1% of the Company total, about 29.6%, 29.9% and 31.8% were in RMB during the years ended March 31, 2023, 2024 and 2025, respectively.

With the PRC government’s enacted reform of its RMB exchange rate regime, the RMB appreciated against the U.S. dollar between 2007 and 2015, resulting in an adverse effect on the Company’s financial results. However, this trend became unstable between 2015 and 2018. The RMB then became depreciated against the U.S. dollar from 2018 to early 2020. The Company’s financial results have benefited from this depreciation trend. Nonetheless, there was the onset of U.S.-China trade war and the outbreak of the COVID-19 virus in 2020. As the virus spread to the rest of the world, China was able to get the situation under control. The COVID-19 outbreak led to global demand for goods, which made China the leader of global exports, resulting in a softening of the depreciation of RMB. However, with the Omicron variant and China’s three-year fight of zero-COVID tolerance policy which led to lockdowns in major Chinese cities, China’s economic activity significantly reduced. This slower growth in China will push down Chinese yields, leading to depreciation of RMB. Additionally, even though China’s exports appear to have rebounded in early 2024, it appears that it is still experiencing weak export orders and its manufacturing sector is struggling. With the recent trade war imposed on Chinese goods and export control restrictions to China by the United States during President Trump’s 2nd administration, there is further depreciation of the RMB. However, China’s main policy is the stability of the Yuan currency to boost consumer confidence and local purchasing power.

In addition, the war in Ukraine has increased sanctions risks on China and further deteriorated the U.S.-China relationship leading to an abrupt slowdown for foreign inflows to China, which further reduced demand for RMB. It is difficult to predict how the situation between the United States and Chinese government will develop, especially in light of the recent escalation of trade tensions between the United States and China, which in turn affects the exchange rate between the dollar and RMB.

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

At March 31, 2025, we had cash on hand of $28.1 million and time deposits with original maturity over three months of $19.4 million, and time deposits with original maturities over twelve months of $2.8 million, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $12.6 million was held in banks and other financial institutions in Hong Kong, $18.6 million in Macao and $19.1 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$800,000 (approximately U.S. $101,915 based on the average exchange rate for June 30, 2025 reported at http://www.oanda.com/currency-converter) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$800,000 (approximately U.S. $98,947 based on the average exchange rate for June 30, 2025 reported at http://www.oanda.com/currency-converter) for each depositor with any individual bank in Macao. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. The “Deposit Insurance Regulations” in the PRC provide that the maximum protection is up to RMB500,000 (approximately U.S.$69,715 based on the average exchange rate for June 30, 2025 reported at http://www.oanda.com/currency-converter) (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a

Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2023, 2024 and 2025:

45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
40%
8%
40%
8%
29%
5%
2023
2024
2025
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

The US-China trade dispute has, in addition to trade tariffs, extended to non-tariff barriers, such as China’s export controls in critical minerals and the US’s restrictions on the export of advanced technology products. The latter has exerted pressures to our electronic operations in sourcing, purchasing and inventory management of certain critical electronic component parts.

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2025, we maintained fire, casualty and theft insurance aggregating approximately $126.0 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2025, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

As of March 31, 2025, our balance sheet included approximately $23.4 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness related to the design and maintenance of effective controls over certain information technology general controls for an information system that is relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately, and (ii) user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to appropriate personnel.

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

Risks Related to Doing Business in China

The Chinese government may intervene in or influence our operations at any time and could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country and materially and adversely affect the value of our securities.

Our manufacturing facilities are located in China. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The Chinese government may intervene or influence the operations of our PRC subsidiaries at any time with little or no advance notice to us. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect us. The nationalization or other expropriation of private enterprises by the Chinese government, including our PRC subsidiaries, could result in the total loss of our investment in that country, which could occur quickly and without advance notice to us and would materially and adversely affect our manufacturing capabilities and cause the value of our securities to significantly decline or be worthless.

All of our directors and officers have ties to Hong Kong. The Chinese government may intervene in or influence their conduct or may exert more control over them, which could result in a material adverse change in our operations.

Because all of our directors and officers have ties to Hong Kong, the Chinese government may intervene in or influence or may exert control over them and their conduct as it relates to our business. The Chinese government may interfere with our operations at any time through our directors and officers who have ties to Hong Kong, which could result in a material change in our results of operation. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate and on the value of our securities.

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

The enforcement and extent of oversight of laws and rules and regulations in China, and those that apply or are to be applied to Hong Kong or Macao, or in offerings conducted overseas by, and/or foreign investment in, China-based issuers like us, can change quickly with little or no advance notice.

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

On the other hand, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, Deswell and our PRC subsidiaries (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority.

However, in 2023, the PRC government indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with the passage of the Overseas Listing Trial Measures. The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. If we (i) do not receive or maintain such permissions or approvals or timely make such filings, (ii) inadvertently conclude that such permissions, approvals or filings are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals or make such filings in the future, then we may be subject to monetary fines and increased regulatory scrutiny, any follow-on offerings we conduct may be unexpectedly delayed and we may be able to continue to offer our securities to investors, all of which could have a materially adverse effect on our operations and the value of our securities.

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

All of our manufacturing operations are conducted and managed in the PRC. Our corporate structure, illustrating our incorporation in BVI and our ownership of companies inside and outside of China, is set forth on page 2 of this Report. If the PRC tax authorities determine that our holding company structure utilizing companies outside of China is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC stockholders if the relevant PRC authorities determine that such income is PRC-sourced income. If we are classified as a “resident enterprise” and we incur these tax liabilities, our financial results would be negatively impacted accordingly.

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

Controversies affecting China’s trade with the United States, including the policies of the new Trump administration, could harm our operations or depress our stock price.

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States remains as our fifth largest market in the fiscal year ending March 31, 2025, following the same rank for the fiscal year ended March 31, 2024. See ITEM 4 “Information on the Company — Customers and Marketing” on page 38 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. The United States fell out of the top three significant geographical markets of the Company’s products in fiscal year 2020 during the first Trump administration.

While China has been granted permanent most favored nation trade status in the United States, controversies between the United States and China have arisen that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Recently, political and trade friction between the United States and China has escalated.

On February 1, 2025, President Trump imposed a tariff of 10% on Chinese goods imported into the United States. Then, on February 4, 2025, China’s Ministry of Finance announced it would impose, effective February 10, 2025, a tariff as high as 15% on US goods imported into China.

Between February 1, 2025 and April 12, 2025, China imposed additional tariffs on US goods equal to 148%, while the United States imposed additional tariff rate on Chinese goods equal to 135%. On May 12, 2025, both countries had agreed to a temporary pause on reciprocal tariffs of starting on May 14, 2025. The effective tariff rate on Chinese imports was reduced to 30%, while the Chinese tariff rate on American goods was reduced to 10%.

The trade war has been extended to non-tariff barriers, such as export controls on critical minerals and restrictions on advance technological products or designs. This has created disruptions to global supply of resources leading to delays and higher prices. While the whole world is closely monitoring the status of the US China trade dispute. The two countries once again have come to another meeting and agreed on further pause by 90 days of higher tariffs.

A truce was reached between the United States and China on June 11, 2025. Currently, US tariffs are set at 55% on Chinese goods while China’s tariffs remain at 10%.

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

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 15% to RMB 1,510 per month effective May 1, 2015. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage was raised to RMB 1,720 per month in July 1, 2018. Again, effective December 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month to RMB 1,900 per month. Since March 1, 2025, the minimum wage in the City of Dongguan, where our manufacturing facilities are located, has been increased to RMB2,080 per month. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to prevailing business conditions, we decreased our workforce further by

127 in the fiscal year ended March 31, 2025 after decreasing our workforce by 20 and 47 in the fiscal years ended March 31, 2024 and 2023, respectively. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

The recent escalation in trade tensions between the U.S. and China, including new tariffs imposed on Chinese imports by the Trump administration, has led to increased volatility in the share prices of Chinese companies listed on the New York Stock Exchange and NASDAQ.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2025, approximately 46% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of June 30, 2025, Wai Ming Lau beneficially owned approximately 61.8% of our outstanding common shares, allowing Ms. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2025, members of our senior management and Board of Directors as a group, including Ms. Lau, beneficially owned approximately 71.2% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

During the year ended March 31, 2025, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

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

With the lingering prolonged effects of the COVID-19 pandemic, inflation, trade conflicts, rising interest rates, and the worsened impact of climate change, the global growth outlook looks weak and is well below the average growth rate in the two decades before the pandemic. The global economy is projected to expand at 2.4% in 2025 and 2.5% in 2026, based on the World Economic Situation and Prospects as of Mid-2025, published by the United Nations on May 15, 2025, compared to the projected growth of 2.9% in 2024 and 2.7% in 2023.

According to the National Bureau of Statistics of China, currently the inflation rate is low and remains subdued. Producer prices have been experiencing deflation, with a 3.3% year-on-year decline in May. This was the fourth straight month of consumer deflation, highlighting challenges from ongoing trade risks with the United States, sluggish domestic demand and concerns over job stability. Although the Chinese government agencies have implemented stimulus measures to boost domestic consumption, their effectiveness in combating deflationary pressures is still being assessed.

The inflation rate for the United States in May was 2.4%, according to the Bureau of Labor Statistics of the United States. May 2025’s inflation rate remains as positive, though with price growth increasing less than expected. With this steady inflation picture, it is expected that the United States Federal Reserve will hold interest rates steady to wait and see how the tariff rates will eventually impact consumer prices and the labor market. The outlook for U.S. inflation in 2025 remains uncertain with mixed forecasts. There are expectations that there is potential rise in inflation, peaking in the latter half of the year, while there is a possibility of a more moderate increase and subsequent slowdown. Either way, the key drivers for the impact are tariff rates and/or export control policy, labor shortages due to immigration restrictions, and the possibility of easing of supply chain disruptions.

China’s consumer price index decreased to 103.00 in May, down by 0.1% year-on-year in May, marking the fourth consecutive month of decline. The decline in CPI was affected by falling energy prices and weak domestic demand. China’s export growth slowed to a three-month low in May as US tariffs impacted shipments. Also, the producer price deflation had further deepened reaching the most significant drop in two years.

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

Cybersecurity risks

The Company has established processes for its information technology staff to take security measures to safeguard its IT systems. The Company has implemented procedures to assess, identify and manage threats to sensitive data and unauthorized access to its IT systems. Management has overall responsibility to oversee and periodically review such processes and any risks to the Company’s IT systems, and would engage external IT professionals on an as-needed basis. There have not been any past cybersecurity events identified as threats to the Company’s IT systems. If the Company’s procedures and security measures are insufficient to protect its IT systems, the Company’s IT systems and daily operations could be affected.

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

Organizational Structure

Deswell is not an operating company but rather a holding company conducting its operations through Deswell’s subsidiaries, primarily in Macao and mainland China. For a detailed description of our organizational structure, see “ITEM 3. Key Information — Our Holding Company Structure.”

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three year periods ended March 31, 2023, 2024 and 2025 included the following (dollar amounts in thousands):

	Year ended March 31,
	2023	2024	2025
Purchase of property, plant and equipment	$792	$381	$332
Proceeds from the sale of property, plant and equipment, net of transaction costs	$67	$232	$69

Our major capital expenditures in fiscal 2025 included:

•        $24,000 for leasehold improvements;

•        $225,000 for plant and machinery for plastic and electronic products;

•        $37,000 for motor vehicles; and

•        $46,000 for furniture, fixtures and equipment.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 20.2%, 17.9% and 16.6% of the Company’s total sales during the years ended March 31, 2023, 2024, and 2025, respectively. At March 31, 2025, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2025, the Company used 10 EDMs (electrical discharge machines), 14 CNC (computer numerical control) milling machines and 10 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2025, the Company made an average of approximately 5 molds each month. The average weight of the molds produced by the Company is about 250 pounds costing an average of $9,200 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2025, the Company had approximately 130 injection molding machines, ranging from 86 to 380 tons of clamping force, with most machines in the range of from 50 to 1,600 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2025, the Company disposed of 4 old plastic injection molding machines and added two new machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2025 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2023, 2024, and 2025, manufacturing of electronic products accounted for approximately 79.8%, 82.1% and 83.4% respectively, of the Company’s total sales.

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

The Company used in excess of 2,858,000 pounds of plastic resins during the year ended March 31, 2025. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

For a discussion of various risks we face associated with obtaining needed components used in our manufacture of electronic products, please see “Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs” and “We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products” beginning on page 15 of the Risk Factor section of this Report.

Transportation

Transportation of components and finished products to customers in Shenzhen and to and from Hong Kong and Shenzhen and Dongguan is by truck. Some of our products are sold via F.O.B. China or F.O.B. Hong Kong. To date, the Company has not been materially affected by any transportation problems.

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2023, 2024 and 2025. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2023, 2024 and 2025:

	Year ended March 31
Geographical Area	2023	2024	2025
China	35.9%	31.9%	33.2%
United States	15.7	11.4	9.0
Europe	17.2	14.4	18.6
Hong Kong	8.4	11.9	10.2
United Kingdom	11.8	17.3	16.2
Canada	6.1	4.3	5.7
Others	4.9	8.8	7.1
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 33.2% of our total net sales for the year ended March 31, 2025 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2023, 2024 and 2025:

	Year ended March 31
	2023	2024	2025
Customer B	21.4%	14.5%	20.0%
Customer E	19.6%	19.5%	13.8%
Customer G	* %	11.4%	* %

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2025 constructed approximately:

•        1,070,000 square feet of factory space,

•        91,000 square feet of amenity space,

•        133,000 square feet of office building space, and

•        470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income, net of depreciation charges, of $1,328,000, $498,000 and $386,000 was earned during the years ended March 31, 2023, 2024, and 2025, respectively.

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

Material Effects of Government Regulations

See discussion of increasing minimum wage levels in Guangdong Province and corresponding increases in employer contributions for mandatory social welfare benefits for Chinese employees on page 25 of this Report.

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

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2025:

	Year ended March 31, 2023			Year ended March 31, 2024			Year ended March 31, 2025
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	84.4	83.1	83.4	76.7	80.7	80.0	79.0	80.0	79.8
Gross profit	15.6	16.9	16.6	23.3	19.3	20.0	21.0	20.0	20.2
Selling, general and administrative expenses	26.0	8.9	12.4	28.8	10.0	13.3	34.0	10.8	14.7
Corporate expense	—	—	1.8	—	—	1.8	—	—	2.0
Other income (expenses), net	(1.8)	2.1	1.3	(1.5)	1.0	0.6	1.4	1.4	1.4
Operating income (loss)	(12.3)	10.1	3.7	(7.0)	10.3	5.5	(11.7)	10.6	4.9
Non-operating Income (expense), net	(3.2)	(0.1)	(0.7)	25.7	1.5	5.8	56.5	2.9	11.8
Income (loss) before income taxes	(15.5)	10.0	3.0	18.7	11.8	11.3	44.8	13.5	16.7
Income taxes expenses (benefit)	(0.8)	0.6	0.3	0.6	0.1	0.2	(1.4)	0.5	0.2
Net income (loss)	(14.7)	9.4	2.7	18.0	11.7	11.1	46.2	13.0	16.5

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year Ended March 31, 2025 (Fiscal 2025) Compared to Year Ended March 31, 2024 (Fiscal 2024)

Net Sales — The Company’s net sales for the year ended March 31, 2025, were $67,610,000, a decrease of $1,758,000 or 2.5% as compared to $69,368,000 in the corresponding period in the fiscal year 2024. The decrease was related to decreases in sales revenues of $1,185,000 in our plastic segment, and of $573,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $579,000 from existing customers for printer and telephone equipment, as well as $902,000 for robotic mops and vacuum cleaners, offsetting an increase in orders of $260,000 for plastic and gardening tool boxes from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $6,020,000 from existing customers for vending machines, offsetting increases in orders of $4,294,000 for home entertainment products, as well as $1,156,000 for digital audio equipment from other existing customers.

Gross Profit — Gross profit for the year ended March 31, 2025, was $13,643,000 representing a gross profit margin of 20.2%. This is compared with the overall gross profit and gross profit margin of 13,903,000 or 20.0% for the year ended March 31, 2024.

Gross profit in the plastic segment decreased by $529,000 to $2,353,000 or 21.0% of net sales in the segment for the year ended March 31, 2025, as compared to $2,882,000 or 23.3% of net sales in the segment for the same period in the prior fiscal year. The decrease in gross profit for the plastic segment was mainly due to the relative increase in the cost of raw materials and labor resulting from decrease in sales revenues, when compared with the prior fiscal year, as well as the change of product mix.

Gross profit in the electronic segment increased by $269,000 to $11,290,000 or 20.0% of net sales in the segment for the year ended March 31, 2025, as compared to $11,021,000 or 19.3% of net sales in the segment in the prior fiscal year. The increase in gross margin is attributable to relatively lower raw materials and labor costs, as well as a result of continuous cost control measures taken, when compared with last fiscal year.

Selling, General and Administrative Expenses — SG&A expenses for the year ended March 31, 2025 increased by $779,000 to $11,280,000 or 16.7% of total net sales, as compared to $10,501,000 or 15.1% of total net sales for the year ended March 31, 2024.

Corporate expenses slightly increased by $86,000 to $1,348,000 for the year ended March 31, 2025, as compared to $1,262,000 for the year ended March 31, 2024, related to an increase in director remunerations.

SG&A expenses in the plastic segment increased by $252,000 to $3,815,000 or 34.0% of net sales in the segment for the year ended March 31, 2025, compared to $3,563,000 or 28.8% of net sales in the segment for fiscal 2024. The increase in total SG&A expenses was primarily related to increases of $93,000 in staff costs and welfare, $89,000 in audit fees, $54,000 in local government taxes and charges, offsetting a decrease of $30,000 in sundry expense, as compared with the same period in the prior fiscal year. The SG&A expense as a percentage of total sales revenues was relatively higher due to lower sales revenues during fiscal 2025 as compared with fiscal 2024.

SG&A expenses in the electronic segment increased by $441,000 to $6,117,000 or 10.8% of net sales in the segment for the year ended March 31, 2025, compared to $5,676,000 or 10.0% of net sales in the segment for fiscal 2024. The increase in total SG&A expense was mainly due to increases of $132,000 in staff costs and welfare, $42,000 in office repair and maintenance, $21,000 in local government taxes as well as $106,000 in selling expense, when compared to the prior fiscal year.

Other Income, Net — Other income was $951,000 for the year ended March 31, 2025, as compared to other income of $383,000 in the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the year ended March 31, 2025, were $152,000, as compared to other expense of $190,000 for the prior fiscal year. Other income was higher in fiscal 2025 mainly due to increases of $190,000 in exchange gain, $114,000 from gain on disposal of fixed assets as well as $44,000 from other income for the fiscal period ended March 31, 2025, when compared with fiscal year 2024.

Other income attributable to the electronic segment for the year ended March 31, 2025 was $799,000, as compared with other income of $573,000 for the prior fiscal year. The increase in other income was mainly due to increases of $231,000 from product testing services income, of $158,000 for reversal of doubtful debts, offsetting decreases of $67,000 in exchange gain and $130,000 from other income during the year ended March 31, 2025, when compared to the same period in the prior fiscal year.

Operating Income — Operating income was $3,314,000 for the year ended March 31, 2025, as compared to operating income of $3,785,000 in the prior fiscal year.

Corporate expenses of $1,348,000 and $1,262,000 were incurred during the 2025 and 2024 fiscal year, respectively.

On a segment basis, the operating loss in the plastic segment was $1,310,000 in the year ended March 31, 2025, as compared to operating loss of $871,000 in the 2024 fiscal year. The increase operating loss in the plastic segment was mainly due to a lower gross margin and higher SG&A expenses, as described above.

The electronic segment reported operating income of $5,972,000 in the year ended March 31, 2025, compared to operating income of $5,918,000 in the 2024 fiscal year. The slight increase in operating income was mainly due to the increase in gross margin and other income, as described above.

Non-Operating Income (Expense), Net — Non-operating income for the year ended March 31, 2025 was $7,986,000, as compared to non-operating income of $4,034,000 in the last fiscal year. The increase in non-operating income was primarily due to increases of $2,211,000 in fair value of marketable securities held for sale, $316,000 in dividend income, $383,000 in interest income and $1,470,000 in realized gain on the sale of marketable securities, offsetting decreases of $112,000 from rental income and $316,000 from other income during the fiscal year ended March 31, 2025, as compared to the 2024 fiscal year.

Income Taxes — Current tax expense for the year ended March 31, 2025 was $182,000. The Company had a deferred tax benefit of $20,000. This is compared to a current tax expense of $269,000 and a deferred tax benefit of $159,000 in the last fiscal year.

On a segment basis, there was a current income tax benefit of $54,000 and a deferred tax benefit of $99,000 in the plastic segment for the year ended March 31, 2025, as compared to a current income tax provision of $68,000 and a deferred tax provision of $7,000 during the last fiscal year. In the electronic segment, there was a current tax expense of $236,000 and a deferred tax expense of $79,000 for the year ended March 31, 2025, as compared to a current tax expense of $202,000 and a deferred tax benefit of $167,000 in the 2024 fiscal year.

Net Income — The Company had net income of $11,138,000 for the year ended March 31, 2025, as compared to net income of $7,709,000 for the year ended March 31, 2024. The increase in net income was mainly due to the increase in non-operating income, as described above.

Net income for the plastic segment for the year ended March 31, 2025 was $5,177,000, as compared to net income of $2,234,000 for the 2024 fiscal year. The increase in net income in the plastic segment was mainly due to an increase in non-operating income as described above.

Net income for the electronic segment for the year ended March 31, 2025 was $7,309,000, as compared to net income of $6,737,000 for the 2024 fiscal year. The increase in net income in the electronic segment was mainly attributable to increases in gross margin as well as in non-operating income as described above.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2023, March 31, 2024, and March 31, 2025 (in thousands):

	Year ended March 31,
	2023		2024		2025
	H1	H2	H1	H2	H1	H2
Net sales	$44,438	$32,899	$37,730	$31,638	$35,176	$32,434
Gross profit	7,114	5,725	7,362	6,541	6,864	6,779
Operating income	2,040	847	2,302	1,483	1,820	1,494
Net income (loss)	(560)	2,619	3,557	4,152	6,185	4,953

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

In May 2025, the monthly inflation rate in China is low and remains subdued. The Consumer Price Index has been falling year-on-year, with a 0.1% decrease in both April and May. According to the National Bureau of Statistics in China, during the January-May period, China’s Consumer Price Index averaged a 0.1% decline compared to the same period last year. However, the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. China’s Guangdong Province, where our manufacturing facilities are located, raised minimum wages by approximately 10% in December 2021. Effective May 1, 2015, minimum wage levels across Guangdong Province, including Dongguan, where our manufacturing facilities are located, were increased by an average of 15.3%. Effective December 1, 2021, the Guangdong Provincial Government increased the Province’s statutory minimum wage by around RMB180 per month. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. In the City of Dongguan, where our manufacturing facilities are located, the minimum wage has been increased from RMB1,900 per month to RMB2,080 per month starting March 1, 2025. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2015 to March 31, 2025.

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

At the outset of the trade war during the US President Trump’s second administration in February 2025, the USD/RMB traded at 7.26 at the end of March 2025. The abrupt escalation of tariffs sent yuan depreciation pressure to a new peak, with the USD/RMB eclipsing 7.35 in mid-April 2025 when the US tariffs on Chinese goods was 135%. The People’s Bank of China realized that intentional devaluation of the RMB would have done little to offset 135%

tariffs, and would also have significant implications on purchasing power, confidence, and RMB internationalization goals. The Bank’s solution was to maintain a policy of currency stability, which has sharply lowered the depreciation pressure. The Chinese government has also continued to maintain consumer confidence and domestic purchasing power to boost domestic demand. During the three-month period ending June 30, 2025, the USD/RMB traded at 7.17.

In addition, the war in Ukraine has increased sanctions risks on China and further deteriorated the U.S.-China relationship leading to an abrupt slowdown for foreign inflows to China, which further reduced demand for RMB. With the ongoing Russia-Ukraine war, capital investment into China has evolved as a complex issue. While some investors are reducing their exposure due to increased risk aversion and geopolitical concerns, others see opportunities in China’s economic strength and potential to benefit from global shifts.

In conclusion, it is difficult to predict how the situation between the United States and Chinese government will develop, which in turn affects the exchange rate between the dollar and RMB.

We did not hedge our currency risk during the years ended March 31, 2023, 2024 and 2025 and at March 31, 2025, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

Capital resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of March 31, 2023, 2024 and 2025, we had cash and cash equivalents of, $22.2 million, $15.8 million and $28.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and time certificates of deposit with a maturity of three months or less when purchased. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Fiscal year 2025

For the year ended March 31, 2025, net cash provided by operating activities totaled $13,534,000, including net income of $11,138,000 and depreciation and amortization expenses of $1,519,000. For the year ended March 31, 2024, net cash provided by operating activities totaled $13,208,000, including net income of $7,709,000 and depreciation and amortization expenses of $1,523,000. Accounts receivable decreased by $2,139,000 as compared to balances at March 31, 2024, primarily as a result of a decrease in sales during the fiscal year. Inventories decreased by $2,488,000 over levels at March 31, 2024, mainly because of relatively lower levels of raw materials maintained during the fiscal year relating to decreased sales turnover. Accounts payable increased by $530,000 over levels at March 31, 2024, primarily because of the lengthier settlement process in the last quarter of fiscal year 2025.

Net cash provided by investing activities amounted to $2,037,000 for the year ended March 31, 2025 while net cash used in investing activities in fiscal year 2024 amounted to $16,430,000. Capital expenditures during these periods totaled $332,000 and $381,000, in fiscal year 2025 and 2024 respectively.

In fiscal year 2025, there was an increase in fixed deposits with original maturity over three months of $5,452,000 and a decrease in fixed deposits over twelve months of $38,000. Also, during fiscal year 2025, we acquired marketable securities for $3,090,000 and received $5,647,000 in cash proceeds from the sale of sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2025, was $3,188,000, which was mainly used to fund dividend payments to shareholders. Net cash used in financing activities for the year ended March 31, 2024, was $3,188,000, which was used to fund dividend payments to shareholders.

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

Restricted net assets

Our cash and cash equivalents at March 31, 2025 were unrestricted and held for working capital purposes. Our direct PRC subsidiaries are, however, subject to PRC restrictions on distributions to equity holders. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries amounted to U.S.$54.7 million, U.S. $52.7 million and U.S. $52.0 million as of March 31, 2023, 2024 and 2025, respectively.

At March 31, 2025, the Company had cash and cash equivalents of $28,133,000. At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2025, the Company had capital commitments totaling approximately $82,000, mainly for leasehold improvements, plant and machineries, and computer packages, all of which are expected to be disbursed during the year ending March 31, 2026.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2024 to March 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

This discussion and analysis of financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of these consolidated financial statements requires the Company to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. For more information on our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements included in Part III, Item 18, in this Report Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting estimates:

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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2025 are as follows:

Name	Age	Position(s) with Company
Edward So Kin Chung	52	Chief Executive Officer
Wai Ming Lau	46	Chairman of the Board of Directors
Chin Pang Li	80	Executive Director of Manufacturing and Administration for Plastic Operations
Hung-Hum Leung	79	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	78	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	81	Non-Executive Director and Member of Audit Committee
Herman Wong Chi Wah	47	Chief Financial Officer

Edward So Kin Chung.    Mr. So has been in the electronic manufacturing industry internationally and in China for more than 25 years and has been with Deswell for 19 years. He was previously appointed the Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor’s degree in Electrical and Electronic Engineering from the University of Hong Kong, and Master’s in Business Administration from Royal Holloway, University of London.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $2,078,000 during the year ended March 31, 2025, to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2025.

During the year ended March 31, 2025, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our Board of Directors, executive officers, senior managers and skilled personnel.” in ITEM 3 “Key Information — Risk Factors” on page 6 of this Report.

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

Employees

At March 31, 2025, the Company employed 794 persons on a full-time basis, of which 8 were located in Macao and 786 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2025:

•        314 were engaged in plastic injection molding manufacturing, and

•        472 were engaged in contract electronic manufacturing.

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

Through June 30, 2025, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2025, there were no outstanding options to purchase the Company’s common shares, and 1,718,000 shares were available for future grant under Deswell’s option plans.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2025, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Wai Ming Lau	9,841,851	(2)	61.8
Chin Pang Li	1,425,750	(3)	8.9
Herman Wong Chi Wah	30,000	(4)	*
Edward So Kin Chung	50,000	(5)	*
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

____________

*        Less than 1%.

(1)      Based on 15,935,239 shares outstanding on June 30, 2025. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

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

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2023		2024		2025
Wai Ming Lau	—		61.8		61.8
Richard Pui Hon Lau	61.7	(2)	—	(3)	—	(3)
Chin Pang Li	10.1		10.1		8.9

____________

(1)      Based on 15,935,239 shares outstanding at June 30, 2023, 15,935,239 shares outstanding at June 30, 2024, and 15,935,239 shares outstanding at June 30, 2025: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

(2)      Mr. Lau’s shares were held by the Lau family as of June 30, 2023.

(3)      Mr. Lau passed away on June 12, 2023. Upon settlement of his estate, Ms. Lau inherited all of the Common Shares owned by Mr. Lau.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2025, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2025, 7 holders of record with addresses in the United States held approximately 12.8 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in ITEM 7.B. of Form 20-F from April 1, 2020 through June 30, 2025, the latest practical date prior to filing of this Annual Report.

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

•        2025 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2024; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2025.

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

The Company declared a dividend of $0.10 on November 15, 2024, which was based on the results of the first six months of the year ended March 31, 2025. The dividend was paid on December 23, 2024.

The Company declared a dividend of $0.10 on June 18, 2025, which was based on the results of the last six months of the year ended March 31, 2025. The dividend was paid on July 17, 2025.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2025:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2025 and for the quarter ended June 30, 2025:

DSWL Market Price Per Share (Quarterly)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$2.89
$2.60
$2.74
$2.28
$2.88
$2.12
$2.69
$2.14
$2.55
$2.20
$2.60
$2.17
$2.74
$2.27
$2.47
$2.15
$2.69
$1.93
30-Jun-2023
30-Sep-2023
31-Dec-2023
31-Mar-2024
30-Jun-2024
30-Sep-2024
31-Dec-2024
31-Mar-2025
30-Jun-2025
High
Low

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2025:

DSWL Market Price Per Share (Monthly)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$2.47
$2.30
$2.45
$2.15
$2.40
$2.31
$2.50
$2.04
$2.49
$1.93
$2.69
$2.26
Jan-2025
Feb-2025
Mar-2025
Apr-2025
May-2025
Jun-2025
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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,935,239 common shares were outstanding on June 30, 2025.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2025, we believe that we are a PFIC for such year. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described above, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of our common shares held by such U.S. Holders. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of our common shares held by them are made.

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

ITEM 10J.ANNUAL REPORT TO SECURITY HOLDERS

Not Applicable to Deswell.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2023, 2024 and 2025, the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2025 of $28,133,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$ 7,417
Chinese RMB	11,018
Hong Kong dollars	9,496
Macao dollars	180
Japanese yen	18
Euro	2
Pound sterling	1
Other	1
$ 28,133

See discussion of Exchange Rate Fluctuation in ITEM 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $19,431,000 as of March 31, 2025 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2025, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

ITEM 15.    CONTROLS AND PROCEDURES

A.     Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective because our internal controls over financial reporting were not adequate due to the material weaknesses described below under “— Management’s Annual Report on Internal Control Over Financial Reporting.” Notwithstanding these material weaknesses, management concluded that the audited financial statements contained in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

B.     Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of March 31, 2025. Management’s assessment was based on the framework in “Internal Control — Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of March 31, 2025, the Company’s internal control over financial reporting was ineffective due to the material weaknesses described below.

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

Material Weaknesses as of March 31, 2025

Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in internal control related to ineffective information technology general controls (“ITGCs”) in the area of user restrictions and privileged access, and program change management over a key information technology (“IT”) system that supports our financial reporting processes. As a result, the related process-level IT dependent controls and application controls were also ineffective. The IT material weakness did not result in any material misstatements in our financial statements or disclosures.

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

C.     Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer” as of March 31, 2025.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2024 and March 31, 2025 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2024 and 2025.

	Year ended March 31, (in thousands)
	2024	2025
Audit fees(1)	$420	$428
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$420	$428

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

During the year ended March 31, 2025 and through the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

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
Tortola, British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, the management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket of respective accounts receivable, and adjusted for the forward-looking information. The principal considerations for our determination that performing procedures relating to the accounts receivable allowances is a critical audit matter are (i) the significant judgment by management when determining the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at March 31, 2025; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate and significant assumptions related to the CECL.

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

Shenzhen, People’s Republic of China
July 29, 2025

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2024	2025
ASSETS
Current assets:
Cash and cash equivalents	$15,750	$28,133
Time deposits with original maturities over three months	13,979	19,431
Time deposit with original maturities over twelve months – current	—	2,761
Marketable securities (note 3)	23,026	25,175
Held-to-maturity investment	5,157	—
Accounts receivable, less allowances for credit losses of $98 and $24 at March 31, 2024 and 2025, respectively (note 2)	11,986	9,914
Inventories, net (note 4)	12,129	9,462
Prepaid expenses and other current assets (note 5)	1,228	1,612
Total current assets	83,255	96,488
Property, plant and equipment, net (note 6)	24,603	23,385
Deferred tax assets (note 8)	419	335
Time deposits with original maturities over twelve months	2,799	—
Total assets	$111,076	$120,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,210	$5,740
Accrued payroll and employee benefits	7,159	7,779
Customer deposits	1,712	2,058
Other accrued liabilities (note 7)	1,236	1,014
Income taxes payable	1,113	1,126
Total current liabilities	$16,430	$17,717
Deferred income tax liabilities (note 8)	476	371
Total liabilities	$16,906	$18,088

Commitments and contingencies (note 10)

Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares as of March 31, 2024 and 2025; 17,081,810 shares issued as of March 31, 2024 and 2025; 15,935,239 shares outstanding as of March 31, 2024 and 2025	$53,202	$53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2024 and 2025	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	30,500	38,450
Total shareholders’ equity	94,170	102,120
Total liabilities and shareholders’ equity	$111,076	$120,208

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2023	2024	2025
Net sales	$77,337	$69,368	$67,610
Cost of sales	64,498	55,465	53,967
Gross profit	12,839	13,903	13,643
Selling, general and administrative expenses	10,966	10,501	11,280
Other income, net (note 13)	1,014	383	951
Operating income	2,887	3,785	3,314
Non-operating income (expenses), net (note 14)	(573)	4,034	7,986
Income before income taxes	2,314	7,819	11,300
Income tax expense (note 8)	255	110	162
Net income attribute to Deswell Industries, Inc.	2,059	7,709	11,138
Other comprehensive income	—	—	—
Total comprehensive income attributable to Deswell Industries, Inc.	$2,059	$7,709	$11,138

Net income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income per share	$0.13	$0.48	$0.70
Weighted average common shares outstanding (shares in thousands)	15,935	15,935	15,935

Diluted:
Net income per share	$0.13	$0.48	$0.70
Weighted average common shares outstanding (shares in thousands)	16,072	15,999	15,953

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Balance at March 31, 2022	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$27,108	$90,778
Net income	—	—	—	—	—	—	2,059	2,059
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2023	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$25,979	$89,649
Net income	—	—	—	—	—	—	7,709	7,709
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2024	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$30,500	$94,170
Net income	—	—	—	—	—	—	11,138	11,138
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2025	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	38,450	102,120

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2023	2024	2025
Cash flows from operating activities
Net income	$2,059	$7,709	$11,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,709	1,523	1,519
(Reversal of) provision for credit losses, net	(229)	76	(67)
Allowance for obsolete inventories, net	116	(24)	(54)
(Gain) loss on disposal of property, plant and equipment	(18)	74	(38)
Unrealized holding loss (gain) on marketable securities	3,973	(952)	(3,163)
Gain on sales of marketable securities	(581)	—	(1,470)
Deferred income tax benefit	(178)	(165)	(21)
Scrip dividend received	—	—	(73)
Changes in operating assets and liabilities:
Accounts receivable	2,720	3,642	2,139
Inventories	6,378	5,220	2,721
Prepaid expenses and other current assets	777	(79)	(384)
Accounts payable	(2,889)	(1,739)	530
Accrued payroll and employee benefits	332	(784)	620
Customer deposits	(127)	(504)	346
Other accrued liabilities	(961)	(753)	(222)
Income taxes payable	(83)	(36)	13
Net cash provided by operating activities	12,998	13,208	13,534

Cash flows from investing activities
Purchase of property, plant and equipment	(792)	(381)	(332)
Proceeds from sale of property, plant and equipment, net of transaction costs	67	232	69
Purchase of marketable securities	(3,469)	(1,352)	(3,090)
Proceeds from sales of marketable securities	3,854	—	5,647
Decrease (increase) of fixed deposits with original maturities over three months	1,301	(10,926)	(5,452)
(Increase) decrease of fixed deposits with original maturities over twelve months	(2,076)	1,154	38
(Increase) decrease in held-to-maturity investment	—	(5,157)	5,157
Net cash (used in) generated by investing activities	(1,115)	(16,430)	2,037

Cash flows from financing activities
Dividends paid	(3,188)	(3,188)	(3,188)
Net cash used in financing activities	(3,188)	(3,188)	(3,188)

Net increase (decrease) in cash and cash equivalents	8,695	(6,410)	12,383
Cash and cash equivalents, beginning of year	13,465	22,160	15,750
Cash and cash equivalents, end of year	$22,160	$15,750	$28,133

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$418	$227	$156

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

Held-to-maturity investment — Our investments in U.S. Treasury Bills are classified as held-to-maturity because we have the positive intent and ability to hold the securities to maturity. We invest in U.S. Treasury Bills with maturities less than one year. Gross unrealized gains and losses are not material for any period presented. During the years ended March 31, 2023, 2024 and 2025, we recognized interest income on the investments of $nil, $0.1 million and $0.1 million, respectively, which is included in non-operating income (expenses), net.

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

	Year ended March 31, 2024
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,083	$6,842	$7,925
PRC	8,202	13,919	22,121
United Kingdom	12	11,973	11,985
Hong Kong	3,031	5,194	8,225
Europe	53	9,963	10,016
Canada	—	2,988	2,988
Others	11	6,097	6,108
Total net sales	$12,392	$56,976	$69,368
	Year ended March 31, 2025
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$967	$5,114	$6,081
PRC	9,279	13,169	22,448
United Kingdom	24	10,893	10,917
Hong Kong	883	6,025	6,908
Europe	44	12,502	12,546
Canada	—	3,882	3,882
Others	9	4,819	4,828
Total net sales	$11,206	$56,404	$67,610

Allowance for credit losses — Effective on April 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments-Credit Losses (Topic 326): The current expected credit losses (“CECL”) methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable macroeconomic forecasts that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

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

Accounts receivable, net, as of March 31, 2024 and 2025 consisted of the following:
	March 31,
	2024	2025

Accounts receivable	$12,084	$9,938
Less: Allowance for credit losses	(98)	(24)
Accounts receivable, net	$11,986	$9,914

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

The movement of allowance for credit losses for the years ended March 31, 2023, 2024 and 2025 was as follows:
Allowance for credit losses	Year ended March 31,
	2023	2024	2025
Balance at beginning of the year	$268	$39	$98
(Reversal of) provision for credit losses, net	(229)	76	(67)
Written off	—	(17)	(7)
	$39	$98	$24

The provision and reversal of credit losses for the years were charged to other income, net in consolidated statements of comprehensive income.

Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2023, 2024 and 2025, shipping and handling costs expensed to selling expenses were $450, $537 and $554, respectively.

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

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.7904 as of March 31, 2023, 2024 and 2025, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 6.8806, 7.1447 and 7.2429 as of March 31, 2023, 2024 and 2025, respectively. Aggregate net foreign currency transaction (loss) gain included in other income, net.

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

There were no stock options granted during the year ended March 31, 2023, 2024 and 2025.

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

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):
	Year ended March 31,
	2023	2024	2025
Net income attributable to Deswell Industries, Inc.	$2,059	$7,709	$11,138
Basic weighted average common shares outstanding	15,935	15,935	15,935
Basic net income per share	$0.13	$0.48	$0.70
	Year ended March 31,
	2023	2024	2025
Basic weighted average common shares outstanding	15,935	15,935	15,935
Effect of dilutive securities – Options	137	64	18
Diluted weighted average common and potential common shares outstanding	16,072	15,999	15,953
Diluted net income per share	$0.13	$0.48	$0.70

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

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Company adopted ASU 2023-07. See Note 16 — Segment Information for additional information.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

On June 30, 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. Effective from March 31, 2024, the Company adopted ASU 2022-03, which did not have a material impact on the Company’s consolidated financial statements.

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

In November 2024, the FASB issued ASU 2024-03 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance is intended to provide investors enhanced disclosures and requires public companies to disaggregate key expense types. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2026, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong Securities Exchange.

	March 31,
	2024	2025
Cost	$25,772	$24,757
Market value	$23,026	$25,175

Included in non-operating income (expenses), net unrealized (loss) gain from marketable securities for the years ended March 31, 2023, 2024 and 2025 of $(3,973), $952 and $3,163, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2023, 2024 and 2025 were $3,854, $nil and $5,647, respectively and realized gain from sales of marketable securities for the years ended March 31, 2023, 2024 and 2025 were $581, $nil and $1,470, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

4. Inventories, net

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2024	2025
Raw materials	$8,747	$6,017
Work-in-progress	2,285	2,602
Finished goods	1,097	843
	$12,129	$9,462

Obsolescence allowance for inventory is as follows:

	Year ended March 31,
	2023	2024	2025
Balance at beginning of the year	$4,282	$4,398	$4,374
Additional charges (written off), net	116	(24)	(54)
Balance at the end of the year	$4,398	$4,374	$4,320

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2024	2025
Rental and utility deposit	$23	$23
Advance to suppliers	5	58
Prepayment	404	412
Dividend receivable	196	222
Others	600	897
	$1,228	$1,612

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2024	2025
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	33,536	33,254
Furniture, fixtures and equipment	10,328	10,180
Motor vehicles	1,352	1,365
Leasehold improvements	4,540	4,565
Impairment	(2,308)	(2,254)
	79,681	79,343
Less: accumulated depreciation and amortization	(55,078)	(55,958)
Net book value	$24,603	$23,385

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

6. Property, Plant and Equipment, net (cont.)

Included in furniture, fixtures and equipment is computer software with net values of $17 and $9 as of March 31, 2024 and 2025, respectively.

Land use rights and long term leased land included in leasehold land and buildings consist of the following:

	March 31,
	2024	2025
At cost:
Land use right of state-owned land(a)	$2,233	$2,233
Long term leased land(b)	947	947
	3,180	3,180
Less: accumulated amortization	(1,795)	(1,882)
	$1,385	$1,298

Amortization expenses for land use rights were $87, $87 and $87 for the years ended March 31, 2023, 2024 and 2025, respectively.

____________

(a)      The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050. As of March 31, 2024 and 2025, the cost of land use rights of state-owned land and buildings erected were $28,077 and $28,077, respectively.

(b)      Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2025, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application. As of March 31, 2024 and 2025, the cost of land use rights of collectively-owned land and buildings erected were $4,156 and $4,156, respectively.

Included in leasehold land and buildings is property leased to third parties for rental income under operating lease with net values of $2,576 and $2,483 as of March 31, 2024 and 2025, respectively. Details of these property on lease are as follows:

Included in leasehold land and buildings:

	March 31,
	2024	2025
Cost	$4,273	$4,273
Less: accumulated depreciation and amortization	(1,697)	(1,790)
Net book value	$2,576	$2,483

During the years ended March 31, 2023, 2024 and 2025, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $1,709, $1,523 and $1,519 during the years ended March 31, 2023, 2024 and 2025, respectively.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2024	2025
Accrued expenses	$806	$479
Others	430	535
	$1,236	$1,014

8. Income Taxes

Net income before taxes of, $2,314, $7,819 and $11,300 were solely attributed by non-U.S. operations for the years ended March 31, 2023, 2024 and 2025, respectively.

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

In accordance with the PRC Income Tax Law, the standard income tax for all subsidiaries operating in the PRC is 25%.

The provision for income taxes consists of the following:

	Year ended March 31,
	2023	2024	2025
Current tax
– PRC	$164	$143	$6
– Macau	246	126	176
Deferred tax	(155)	(159)	(20)
	$255	$110	$162

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2023	2024	2025
Provision for income taxes at statutory tax rate in the PRC	$578	$1,955	$2,824
Tax rate differential on entities not subject to PRC income tax	520	(547)	(1,642)
Additional deduction of research and development expenses	(476)	(273)	(218)
Foreign rate differences, net	724	175	125
Other non-taxable income	(786)	(1,194)	(1,040)
Unrecognized tax benefits	(426)	119	(72)
Other non-deductible expenses	32	24	161
Net change in valuation allowances	90	(49)	19
Prior year true up	(1)	(100)	5
Effective tax	$255	$110	$162

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

8. Income Taxes (cont.)

The net deferred income tax consists of the following:

	March 31,
	2024	2025
Deferred income tax assets	$419	$335
Deferred income tax liabilities	(476)	(371)
Net deferred income tax liabilities	$(57)	$(36)

The components of net deferred income tax are as follows:

	March 31,
	2024	2025
Deferred income tax assets (liabilities):
Net operating loss carry forwards	$81	$99
Provision of employee benefits	1,271	1,413
Depreciation and amortization	(1,182)	(1,100)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(107)	(291)
Others	(39)	(58)
Less: Valuation allowances	(81)	(99)
Net deferred income tax liabilities	$(57)	$(36)

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2025.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2024 and 2025, there is no interest and penalties related to uncertain tax positions.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

8. Income Taxes (cont.)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2023	2024	2025
Balance at the beginning of the year	$1,232	$806	$925
(Decrease) increase related to current year tax positions	(426)	119	(79)
Balance at end of the year	$806	$925	$846

At March 31, 2024 and 2025, there are $925 and $846 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2023, 2024 and 2025, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2024 and 2025 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2025, the minimum future rental income to be received is as follows:

Year ending March 31, 2025	$103
Total minimum future rental income	$103

The following table represents lease income recognized in the consolidated statements of comprehensive income:

	March 31,
	2024	2025
Operating lease income	$523	$386
Other information:
Operating cash flows from operating leases as lessor	$550	$405

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of March 31, 2024 and 2025, the Company had no material operating lease arrangement with lease terms over 1 year, except for the land use rights and long term leased land. See Note 6 for additional description of the arrangement.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

9. Lease (cont.)

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income for the year ended March 31, 2023, 2024 and 2025. Lease costs are included in cost of sales, selling, general and administrative expense on the Company’s consolidated statements of comprehensive income.

	Year ended March 31,
	2023	2024	2025
Operating lease costs	$76	$79	$73
Total leases costs	$76	$79	$73
	Year ended March 31,
	2023	2024	2025
Supplemental cash flow information for our leases was as follows
Operating cash paid for operating lease	$76	$79	$73

10. Commitments and Contingencies

The Company leases premises and warehouses under non-cancelable operating lease agreements. See note 9 for future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more.

At March 31, 2025, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $82, which are expected to be disbursed during the year ending March 31, 2025.

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $754, $852 and $766 included in the consolidated statements of comprehensive income related to this plan, which is based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government, was provided for the years ended March 31, 2023, 2024 and 2025, respectively.

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

As of March 31, 2025, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2023			2024			2025
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	400,000	$2.09	$0.50	400,000	$2.09	$0.50	400,000	$2.09	$0.5
Exercised during the year	—	$—	$—	—	$—	$—	—	$—	$—
Expired and cancelled during the year	—	$—	$—	—	$—	$—	(400,000)	$2.09	$0.5
Outstanding and exercisable at the end of the year	400,000	$2.09	$0.50	400,000	$2.09	$0.50	—	$—	$—
Range of exercise price per share		$2.09			$2.09			$—

During the years ended March 31, 2023, 2024 and 2025, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2023, 2024 and 2025. At March 31, 2024 and 2025, there were 1,318,000 and 1,718,000 options available for future grant under the plans, respectively.

As of March 31, 2024, the Company had outstanding stock options to acquire an aggregate of 400,000 shares of common stock with an intrinsic value of $58. Of those outstanding options, 400,000 shares had vested as of March 31, 2024, representing an intrinsic value of $58. No options were outstanding at March 31, 2025.

13. Other income, net

Other income, net consist of the following:

	Year ended March 31,
	2023	2024	2025
Gain (loss) on disposal of property, plant and equipment, net	$18	$(74)	$38
Foreign exchange (loss) gain, net	(256)	(13)	111
Reversal of (provision for) credit losses, net	229	(76)	67
Others	1,023	546	735
Other income, net	$1,014	$383	$951

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

14. Non-operating income (expenses), net

Non-operating income (expenses), net consist of the following:

	Year ended March 31,
	2023	2024	2025
Dividend income from marketable securities	$1,093	$1,506	$1,822
Interest income from bank deposits	282	669	1,052
Unrealized (loss) gain from marketable securities	(3,973)	952	3,163
Realized gain from sales of marketable securities	581	—	1,470
Rental income, net of depreciation charges	1,328	498	386
Others	116	409	93
Non-operating (expenses) income, net	$(573)	$4,034	$7,986

15. Operating Risk

Concentrations of Major Customers — A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2023, 2024 and 2025 are as follows:

	Percentage of net sales Year ended March 31,
	2023	2024	2025
Customer B	21.4%	14.5%	20.0%
Customer E	19.6%	19.5%	13.8%
Customer G	* %	11.4%	* %

____________

*        Less than 10%

Sales to the above customers relate to electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2023 and 2024, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2024	2025
Customer E	16.1%	14.2%
Customer G	19.3%	* %
Customer H	* %	11.9%
Customer B	* %	13.7%

____________

*        Less than 10%

There were $nil, $17 and $7 accounts receivable written off during the years ended March 31, 2023, 2024 and 2025, respectively. There were net provision for (reversal of) credit losses of $(229), $76 and $(67) during the years ended March 31, 2023, 2024 and 2025, respectively. At March 31, 2024 and 2025, allowances for credit losses were $98 and $24, respectively.

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

credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2025 and 2024, majority of the Company’s cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, and time deposits with maturities more than one year were held at major financial institutions located in Dongguan, Macau and Hong Kong (collectively refer as the “China Cities”) which the management believes are of high credit quality. Failure of reputable financial institutions is not common in the China Cities and the Company believes that those financial institutions that hold the Company’s cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, and time deposits with maturities more than one year are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the United States, the PRC, United Kingdom, Hong Kong and Europe. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, Deswell performs the related credit assessment of the consumer financing receivables recorded in the Company’s consolidated balance sheets.

Concentrations of Suppliers — For the years ended March 31, 2023, 2024 and 2025, the Company had no single suppliers contributed over 10% of total purchase.

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

16. Segment Information

Segment information is prepared on the same basis that our CEO, who is our Chief Operating Decision Maker (“CODM”), manages the segments, evaluates financial results, and makes key operating decisions. The CODM evaluates the performance of its operating segments based on net revenues, operating income and income before taxes. The accounting policies of the operating segments are the same as those described in Note 2, “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.”

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

16. Segment Information (cont.)

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Year ended March 31,
	2023	2024	2025
Net sales
Injection molded plastic parts	15,617	12,391	11,206
Electronic products	61,720	56,977	56,404
Total net sales	$77,337	$69,368	$67,610

Cost of sales, operating expenses and other income
Injection molded plastic parts	17,537	13,262	12,516
Electronic products	55,501	51,059	50,432
Corporate expenses	1,412	1,262	1,348
Total cost of sales, operating expenses and other income	$74,450	$65,583	$64,296

Operating income (loss)
Injection molded plastic parts	(1,920)	(871)	(1,310)
Electronic products	6,219	5,918	5,972
Corporate expenses	(1,412)	(1,262)	(1,348)
Total operating income	$2,887	$3,785	$3,314
Income (loss) before income taxes
Injection molded plastic parts	(2,423)	2,308	5,024
Electronic products	6,149	6,773	7,624
Corporate expenses	(1,412)	(1,262)	(1,348)
Total income before taxes	$2,314	$7,819	$11,300
	Year ended March 31,
	2023		2024		2025
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$255	$—	$423	$—	$584	$—
Electronic products	27	—	246	—	468	—
Consolidated total	$282	$—	$669	$—	$1,052	$—
	Year ended March 31,
	2023			2024			2025
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$68,025	$166	$1,279	$62,760	$26	$1,048	$72,144	$163	$1,009
Electronic products	42,354	626	430	48,316	355	475	48,064	169	510
Consolidated totals	$110,379	$792	$1,709	$111,076	$381	$1,523	$120,208	$332	$1,519

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

16. Segment Information (cont.)

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2023	2024	2025
Net sales
United States of America	$12,169	$7,925	$6,081
PRC	27,740	22,121	22,448
United Kingdom	9,108	11,985	10,917
Hong Kong	6,470	8,225	6,908
Europe	13,290	10,016	12,546
Canada	4,699	2,988	3,882
Others	3,861	6,108	4,828
Total net sales	$77,337	$69,368	$67,610

The location of the Company’s long-lived assets is as follows:

	March 31,
	2024	2025
Hong Kong and Macao	$4	$2
PRC	24,599	23,383
Total long-lived assets	$24,603	$23,385

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements for parent company only, have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $52,697 (equivalent to RMB376 million) and $51,984 (equivalent to RMB376 million) as of March 31, 2024 and 2025, respectively.

Balance sheets

	March 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$204	$212
Prepaid expenses and other current assets	47	50
Amounts due from subsidiaries	7,976	7,016
Total current assets	8,227	7,278
Investments in subsidiaries	87,195	95,861
Total assets	$95,422	$103,139

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,013	$1,013
Other accrued liabilities	239	6
Total current liabilities	1,252	1,019
Total shareholders’ equity	94,170	102,120
Total liabilities and shareholders’ equity	$95,422	$103,139

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

17. Condensed Financial Information of Deswell Industries, Inc. (cont.)

Statements of comprehensive income

	Year ended March 31,
	2023	2024	2025
Equity in earnings of subsidiaries	$2,488	$8,229	$11,854
Operating expenses	429	520	716
Income before income taxes	2,059	7,709	11,138
Income taxes	—	—	—
Net income	2,059	7,709	11,138
Share of other comprehensive income of subsidiaries	—	—	—
Total comprehensive income	$2,059	$7,709	$11,138

Statements of cash flows

	Year ended March 31,
	2023	2024	2025
Cash flows from operating activities
Net income	$2,059	$7,709	$11,138
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(2,488)	(8,229)	(11,854)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	(2)	(3)
Amounts due from subsidiaries	4,305	252	960
Other accrued liabilities	3	(444)	(233)
Net cash provided by (used in) operating activities	3,879	(714)	8

Cash flows from investing activities
Dividends received from subsidiary	—	3,188	3,188
Net cash provided by investing activities	—	3,188	3,188

Cash flows from financing activities
Dividends paid	(3,188)	(3,188)	(3,188)
Net cash used in financing activities	(3,188)	(3,188)	(3,188)

Net increase (decrease) in cash and cash equivalents	691	(714)	8
Cash and cash equivalents, beginning of year	227	918	204
Cash and cash equivalents, end of year	$918	$204	$212

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

8.1	Diagram of the Company’s operating subsidiaries and affiliates – (see page 2 of this Report)
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004)
11.2	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.2 of registrant’s Form 20-F for the year ended March 31, 2024, filed with the SEC on August 9, 2024)
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002
15.1

Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.

97.1	Compensation Recovery Policy.
101*

Financial information from registrant for the year ended March 31, 2025 formatted in eXtensible Business Reporting Language (XBRL): (a) Consolidated Balance Sheets as of March 31, 2024 and 2025; (b) Consolidated Statements of Comprehensive Income for the Years Ended March 31, 2023, 2024 and 2025; (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2023, 2024 and 2025; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2023, 2024 and 2025; and (e) Notes to Consolidated Financial Statements

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
Date: July 29, 2025