Form 20-F
period 2026-03-31
DESWELL INDUSTRIES INC
filed 2026-07-30
CIK 946936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ______________ to ______________

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

British Virgin Islands	Karen C.Y. Chan, Chief Financial Officer,
(Jurisdiction of incorporation or organization)	Telephone: 853-28-322096; Fax: 853-28-323265 E-mail: karen.chan@kwanasia.com
10B, Edificio Associacao Industrial De Macau 32 Rua do Comandante Mata e Oliveria, Macao Special Administrative Region, PRC	10B, Edificio Associacao Industrial De macau 32 Rua do Comandante Mata e Oliveira, Macao Special Administrative Region, PRC
(Address of Principal Executive Offices)	(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange a on which registered
Common shares, no par value	DSWL	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

As of March 31, 2026, there were 15,885,239 common shares of the registrant outstanding.

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

Except where the context otherwise requires and for purposes of this Report only:

●	“we,” “us,” “our Company,” “our,” the “Company” or “Deswell” refers to Deswell Industries, Inc. and, in the context of describing our operations, also include our operating subsidiaries;

●	“shares” refer to our common shares, no par value;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macao;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;

●	“BVI” refers to the British Virgin Islands;

●	all references to:

●	“renminbi,” “RMB” or “yuan” are to the legal currency of China, of which the yuan is the base unit;

●	“HK dollars” or “HK$” are to the legal currency of Hong Kong;

●	“MOP$” are to the legal currency of Macao;

●	“U.S. dollars,” “dollars,” “$” or “U.S.$” are to the legal currency of the United States; and

●	“fiscal year,” e.g., “fiscal 2026,” are to our year ended March 31 of the year(s) indicated.

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

Deswell is a holding company and its principal administrative office is located in Macao. Our primary manufacturing operations are conducted in China through our subsidiaries, Jetcrown Industrial (Dongguan) Limited, and Dongguan Kwan Hong Electronics Co. Ltd., both of which are located in Dongguan, China. We conduct trading operations in Macao through our subsidiaries, Kwanasia Electronics (Macao Commercial Offshore) Ltd. and Jetcrown Industrial (Macao Commercial Offshore) Limited. Our operating subsidiaries are directly owned by intermediate holding companies located in the BVI and Samoa. Our intermediate holding companies in the BVI include Ideatop Holdings Ltd., Blue Collar Holdings Ltd., Joint Harvest Industries Ltd., Star Peace Ltd. and Rainbow Hill Ltd. Our intermediate holding company in Samoa is Integrated International Ltd. We do not currently have operations in Hong Kong.

The following diagram illustrates the organizational structure of the Company and its active subsidiaries at March 31, 2026.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) enacted in 2020, provides that if the auditor of a U.S. listed company’s financial statements is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for three consecutive “non-inspection” years, the Securities and Exchange Commission (the “SEC”) is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, U.S. Congress passed and the President of the United Stated signed into law the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to shorten the timeframe from three consecutive “non-inspection” years to two consecutive “non-inspection” years. On December 16, 2021, the PCAOB issued a report to notify the SEC that it was unable to completely inspect or investigate registered public accounting firms headquartered in Mainland China, including our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm headquartered in Shanghai, China. On August 29, 2022, we were conclusively listed by the SEC as a “Commission-Identified Issuer” under the HFCAA as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report vacating its December 16, 2021 determination and removing Mainland China and Hong Kong from the list of jurisdictions where it is unable to completely inspect or investigate registered public accounting firms, and a statement released from the Chairman of the PCAOB stated that the PCAOB has secured complete access to inspect and investigate such registered public accounting firms headquartered in Mainland China and Hong Kong. For this reason, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2026.

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

For the three years ended March 31, 2024, March 31, 2025 and March 31, 2026, Deswell paid dividends of, $3.19 million, $3.19 million, and $3.19 million respectively to its investors. Deswell expects to pay cash dividends on a semi-annual basis based on the Company’s six-month results. Whether future dividends will be declared will depend upon the Company’s future growth and earnings, of which there can be no assurance. See ITEM 8. “Dividend Policy” for more details. See ITEM 10. “Additional Information — Taxation” for information regarding the tax consequences of the dividends that Deswell pays to its investors.

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

The dividends of $3.19 million paid by Deswell for the year ended March 31, 2026 were funded by the subsidiary Joint Harvest. Joint Harvest declared dividends to its immediate holding company, Integrated, in the amount of $3.19 million for the year ended March 31, 2026. Joint Harvest, as a holding company incorporated in the BVI, does not incur corporate income tax or withholding tax on dividend distributions.

Integrated then declared dividends to its holding company, Deswell, in the amount of $3.19 million for the year ended March 31, 2026. Integrated is an International Company incorporated in Samoa. Under current Samoa Law, Integrated is not subject to corporate income tax and withholdings taxes on dividend distribution as it has no business operations in Samoa.

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

For the years ended March 31, 2024, 2025 and 2026, no dividend or distribution was made to Deswell or the Intermediate Holding Companies by our PRC subsidiaries. Accordingly, no withholding tax was recorded in the corresponding period.

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

Summary of Risk Factors

●	We are, and have been, dependent on a few major customers, the loss of, or substantial reduction in orders from, which would substantially harm our business and operating results.

●	Our gross margins fluctuate from year to year and may be adversely affected by a number of factors.

●	If we were a passive foreign investment company in fiscal 2026, or are in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

●	Changes in currency exchange rates have and could continue to influence our financial results significantly.

●	If OEMs stop or reduce their manufacturing outsourcing, our business could suffer.

●	We could experience credit problems with our customers, which could adversely impact our operating results and financial condition and could adversely reduce our future revenues.

●	The failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could affect our ability to continue in business.

●	Our industry is extremely competitive, with aggressive pricing dynamics, and if we are not able to continue to provide competitive products and services, we may lose business.

●	We have no long-term contracts to obtain plastic resins and our profit margins and operating results could suffer from an increase in resin prices.

●	Shortages of components and materials used in our production of electronics products may delay or reduce our sales and increase our costs.

●	We face inventory risks of obsolescence and impairment charges by providing turnkey manufacturing of electronic products.

●	Our insurance coverage may not adequately cover losses related to major accidents, forces of nature or product liability risks.

●	Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

●	Protecting, seeking licenses for, or asserting claims over, intellectual property could be costly.

●	We are dependent on customers operating in highly competitive markets and the inability of our customers to succeed in their markets can adversely impact our business, operating results and financial condition.

●	Compliance with environmental regulations may be costly and could impact our future operating results.

●	We may be required to write down long-lived assets, adversely affecting our future operating results.

●	Potential new accounting pronouncements or changes in interpretation by NASDAQ may adversely impact our future financial position and results of operations in the future.

●	Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors.

●	We have identified material weaknesses in our control over financial reporting. We are taking steps to remediate such weakness, but failure to do so, or the development of new material weaknesses in our internal control over financial reporting could result in material misstatements of our financial statements.

●	The Chinese government could intervene in or influence our operations at any time and could change its policies toward or even nationalize private enterprise, which could result in the total loss of our investment in that country.

●	The Chinese government could intervene in or influence the conduct of our directors or officers with ties to Hong Kong at any time, which could materially impact our results of operations.

●	Recent developments in Chinese law related to overseas securities offerings by China-based issuers may hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of those that apply or are to be applied to Hong Kong or Macao can change quickly with little or no advance notice.

●	The Chinese government may exert more oversight and/or control over our operations in China and Macao, or our holdings in Hong Kong, and in offerings conducted overseas by, and/or foreign investment in, China-based issuers like us.

●	Adverse changes in political and economic policies of the PRC government could effect the overall economic growth of China, which could reduce the demand for our services and affect our competitive position.

●	There may be a lack of remedies and impartiality under the Chinese legal system that prevents us from enforcing the agreements under which we operate our factories.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against the Company, or our officers and our directors based on foreign laws.

●	Our financial results, competitiveness and market position could be impaired if our business licenses in China are not renewed.

●	The performance and reliability of the internet infrastructure and fixed telecommunication in China may affect our business operations.

●	Due to restrictions under PRC law on distributions of dividends by our subsidiaries in the PRC, we may be forced to reduce the amount of, or not be able to pay, dividends to our shareholders.

●	PRC regulations may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which would leave our PRC subsidiaries without the necessary liquidity to continue operations.

●	Permissions required from the PRC authorities for our operations could change, requiring us to obtain additional licenses or abide by new regulations.

●	If classified as a “resident enterprise” under China’s EIT Law, we may be subject to PRC enterprise income tax and income tax withholding for dividends we receive from our subsidiaries or pay to our stockholders.

●	A finding by PRC tax authorities that any of our China subsidiaries owe additional taxes, late payment interest or other penalties could adversely affect our operating results materially.

●	Controversies affecting China’s trade with the United States, including the policies of the new Trump administration, could harm our operations or depress our stock price.

●	Heightened tensions in international relations, including trade relations between the United States and China, the Russia-Ukraine war and the Israel-Hamas conflict, may adversely impact our business, financial condition, and results of operations.

●	The PRC’s national labor law restricts our ability to reduce our workforce, and increases in labor costs of workers in the PRC, and in the Province where our manufacturing facilities are located, have and can be expected to continue to have a material and adverse effect on our operating results.

●	Future relocation of certain manufacturing lines may not be successful.

●	Restrictions on the convertibility of RMB into foreign currency may limit our ability to transfer excess funds or dividends to the Company’s subsidiaries outside China.

●	Political and economic instability of Hong Kong and Macao could harm our operations.

●	Power shortages in China could affect our business.

●	China’s U.S. stock market issues may raise investors’ concerns.

●	Our auditor is now permitted to be inspected by the PCAOB, and as such, investors will no longer be deprived of the benefits of such inspection.

●	We could be delisted if the PCAOB becomes unable to completely inspect and investigate registered public accounting firms in Mainland China and Hong Kong again.

●	We depend on our Board of Directors, executive officers, senior managers and skilled personnel.

●	The concentration of share ownership in our senior management allows them to control the outcome of matters requiring shareholder approval.

●	Our board’s ability to amend our charter without shareholder approval could have anti-takeover effects.

●	Legislation enacted in the BVI as to Economic Substance may affect our operations.

●	Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

●	Uncertainty and adverse changes in the economy and financial markets have had, and could continue to have, an adverse impact on our business and operating results.

●	We could suffer losses from corrupt or fraudulent business practices.

●	We have established processes to safeguard our information technology systems from cybersecurity threats, but if those measures are insufficient to protect our IT systems, our IT systems and daily operations could be adversely affected.

Risks Relating to Our Business and Industry

We are, and have been, dependent on a few major customers, the loss of which, or substantial reduction in orders from, would substantially harm our business and operating results.

Historically, we have depended, currently depend, and expect to continue to depend, on a small number of customers for a significant percentage of our net sales. During the year ended March 31, 2026, we had 2 major customers, each accounting for more than 10% of our net sales and together for 36.5% of our net sales. If our major customers experience a decline in the demand for their products as a result of the prevailing economic environment or other factors, the products or services that we provide to them could be reduced or even terminated. The loss of any of our major customers or a substantial reduction in orders from any of them would adversely impact our sales and operating results unless and until we were able to increase sales from other existing customers or add sales from new customers.

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

The following chart shows, for the years indicated, our gross margins from our two principal operating segments and for our Company as a whole:

Gross Margins Percentage

We expect gross margins generally and for specific products to continue to fluctuate from year to year. Fluctuations in our margins have been affected, often adversely, and may continue to be affected, by numerous factors, including:

●	our cost of raw materials, especially our cost of electronic components due to changes in the prices, availability and long lead time of components and parts needed for the manufacturing of electronic products;

●	costs of labor, particularly in recent years, when the costs have increased substantially as a consequence of increasing governmental regulation directed at labor practices and policies;

●	the appreciation of the exchange rate of the RMB, in which we pay our labor and manufacturing costs, against the U.S. dollar, in which we present our financial statements;

●	changes in our customer mix or the mix of higher and lower margin products, or a combination of both in any year;

●	price increases for products which, for competitive reasons, we choose to allow as concessions in an effort to maintain our customer base;

●	increases in value-added taxes as result of changes in the value-added tax policy of the Chinese government for various categories of export products;

●	increased costs to conform our products to consumer and product safety laws and regulations of the various countries in which our products are sold; and

●	rising costs due to disrupted global supply resources as a result of the US-China trade tariffs will have pressures on gross margins of our plastic and electronic operations.

If we cannot maintain stability in our gross margins, our operating results could suffer, dividend payments to shareholders may be decreased or eliminated, our financial position may be harmed and our stock price may fall.

We believe we were a passive foreign investment company, or “PFIC,” for our fiscal year ended March 31, 2026 under U.S. income tax laws and may be a PFIC for years after fiscal 2026. If we were a PFIC in fiscal 2026, or are a PFIC in later years, U.S. investors could suffer adverse U.S. federal income tax consequences in such years.

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

We believe that we were a PFIC for our year ended on March 31, 2026 and may also be a PFIC in subsequent tax years. If we are a PFIC for any year during a U.S. Holder’s holding period of our common shares, then such U.S. Holder generally could be subject to adverse U.S. tax consequences including the requirement to treat any “excess distribution” received on our common shares, or any gain realized upon a disposition of such common shares, as ordinary income and to pay an interest charge on a portion of such distributions or gain.

Because of the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our PFIC status. For further discussion of the adverse U.S. federal income tax consequences arising from the classification as a PFIC, please see “United States Federal Income Tax — Passive Foreign Investment Company (PFIC)” in ITEM 10 Additional Information beginning on page 59 of this Report.

Changes in currency exchange rates have and could continue to influence our financial results significantly.

Our sales are mainly in United States dollars and Hong Kong dollars and our expenses are mainly in United States dollars, Hong Kong dollars and Chinese RMB.

The Hong Kong dollar has been pegged to the U.S. dollar at a range between 7.75 and 7.85, and which is relatively stable. The Hong Kong government may not continue to maintain the present currency exchange mechanism, which fixes the Hong Kong dollar at approximately 7.84 to each United States dollar (based on the average exchange rate for June 30, 2026 reported at http://www.oanda.com/currency-converter) and has not in the past presented a material currency exchange risk. Although announcements by Hong Kong’s central bank indicate its intention to maintain the currency peg between the Hong Kong dollar and the U.S. dollar, if Hong Kong changes its policy and follows China to a floating currency system or otherwise changes the exchange rate system of Hong Kong dollars to U.S. dollars, our margins and financial results could be adversely affected.

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

The chart below illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2015 to March 31, 2026. Because most of the Company’s labor costs are incurred in China and therefore paid in RMB, the adverse effect on Deswell’s business and financial results from increasing labor costs has in previous years been exacerbated by the appreciation in the exchange rate to the U.S. dollar, especially during 2013 to 2015.

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the average exchange rate on March 31 of the year indicated as reported at http://www.oanda.com/currency-converter.

The appreciation and depreciation in the exchange ratio of the RMB to the U.S. dollar increases and decreases, respectively, our costs and expenses to the extent paid in RMB. Of all of the costs and expenses for the PRC entities, which accounted for 85.8% of the Company total, about 29.9%, 31.8% and 35.2% were in RMB during the years ended March 31, 2024, 2025 and 2026 respectively.

With the PRC government’s enacted reform of its RMB exchange rate regime, the RMB appreciated against the U.S. dollar between 2007 and 2015, resulting in an adverse effect on the Company’s financial results. However, this trend became unstable between 2015 and 2018. The RMB then became depreciated against the U.S. dollar from 2018 to early 2020. The Company’s financial results have benefited from this depreciation trend. Nonetheless, there was the onset of U.S.-China trade war and the outbreak of the COVID-19 virus in 2020. As the virus spread to the rest of the world, China was able to get the situation under control. The COVID-19 outbreak led to global demand for goods, which made China the leader of global exports, resulting in a softening of the depreciation of RMB. However, with the Omicron variant and China’s three-year fight of zero-COVID tolerance policy which led to lockdowns in major Chinese cities, China’s economic activity significantly reduced. This slower growth in China pushed down Chinese yields, leading to depreciation of RMB. As of mid 2026, the COVID-19 pandemic is no longer a material factor in the valuation of the RMB.

The war in Ukraine has increased sanctions risks on China and further deteriorated the U.S.-China relationship leading to an abrupt slowdown for foreign inflows to China, which further reduced demand for RMB. However, the outbreak of the Middle East war in late February 2026 has introduced a new, complex variable. While the RMB has shown surprising resilience and even appreciation against a stronger U.S. dollar due to China’s lower energy vulnerability, the conflict is suppressing global trade and reducing China’s trade surplus. This creates a significant risk of RMB depreciation in the latter half of 2026. Furthermore, the U.S. blockade of dollar shipments to Iraq highlights a new form of financial warfare that could tighten dollar liquidity and increase transaction risks in the region. It is difficult to predict how the situation between the United States and Chinese government will develop, especially in light of the recent escalation of trade tensions between the United States and China, which in turn affects the exchange rate between the dollar and RMB.

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

At March 31, 2026, we had cash on hand of $23.1 million and time deposits with original maturity over three months of $19.6 million, and time deposits with original maturities over twelve months of $nil, which were invested in interest bearing investments at banks or other financial institutions. Of that amount, approximately $5.4 million was held in banks and other financial institutions in Hong Kong, $14.3 million in Macao and $23.0 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$800,000 (approximately U.S. $102,015 based on the average exchange rate for June 30, 2026 reported at http://www.oanda.com/currency-converter) for each depositor in any individual bank in Hong Kong, and the Macao government provides deposit protection up to a maximum amount of MOP$800,000 (approximately U.S. $99,044 based on the average exchange rate for June 30, 2026 reported at http://www.oanda.com/currency-converter) for each depositor with any individual bank in Macao. The “Deposit Insurance Regulations” in the PRC provide that the maximum protection is up to RMB500,000 (approximately U.S. $73,570 based on the average exchange rate for June 30, 2026 reported at http://www.oanda.com/currency-converter) (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong, Macao or PRC financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

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

The primary materials used by us in the manufacture of our plastic injection molded products are various plastic resins. The following table shows our cost of plastic resins as a percentage of our cost of plastic products sold and as a percentage of our total costs of goods sold for the years ended March 31, 2024, 2025, and 2026:

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

Risks associated with our business include risk of damage to our stock in trade, goods and merchandise, furniture and equipment and factory buildings in China. At March 31, 2026, we maintained fire, casualty and theft insurance aggregating approximately $118.2 million covering damages to fixed and movable assets, equipment, manufacturing facilities in China and furniture and fixtures at our facilities. The proceeds of this insurance may not be sufficient to cover material damage to, or the loss of, any of our factories due to fire, severe weather, flood, forces of nature, such as major earthquakes, which are common in China, or other natural disasters. We may experience difficulty or delays in receiving compensation from the insurance companies and may not receive insurance proceeds adequate to compensate us fully for a potential loss. Although we maintain insurance addressing damage to and destruction to our facilities and equipment, we do not have business interruption insurance.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. At March 31, 2026, we had only limited product liability insurance. Although we have not experienced any product quality claims from significant customers, if future claims do arise, costs to defend, adverse judgments or amounts we may be forced to pay in settlement would increase our expenses. If we incur losses which are not covered under our insurance, or the amount of compensation that we receive from the insurer is significantly less than the actual loss, our financial condition and results of operations could be materially and adversely affected.

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

As of March 31, 2026, our balance sheet included approximately $22.3 million in long-lived assets. Under applicable accounting rules, we review long-lived assets, such as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Valuation of our long-lived assets requires us to make various assumptions and these assumptions are used to forecast future, undiscounted cash flows. If actual market conditions differ or our forecasts change, we may be required to reassess long-lived assets and could record an impairment charge. If we are required to take substantial impairment charges in future periods, our earnings would be decreased or our losses would be increased in the period or periods in which the charges occur.

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

The Company is committed to remediating this material weakness as promptly as possible. To do so, the Company intends to take the following measures:

●	Engage a third party to assist in designing and implementing controls related to segregation of duties and information technology general controls.

●	Design and implement controls to formalize roles and review responsibilities in order to formalize and implement controls over segregation of duties.

●	Design and implement information technology general controls, including controls over program change management, the review and update of user access rights and privileges.

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

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the BVI or in China in the event that you believe that your rights have been infringed under U.S. securities laws or otherwise. There is uncertainty as to whether the courts of the BVI or China would (i) recognize or enforce judgments of U.S. courts against us or our executive officers and directors that are predicated upon the civil liability provisions of the securities laws of the U.S. or the securities laws of any state in the U.S., or (ii) entertain original actions brought in the BVI or China against us or our executive officers and directors that are predicated upon the federal securities laws of the U.S. or the securities laws of any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the BVI and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

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

When our PRC subsidiaries encounter business disputes with other parties, we may have to resort to administrative and court proceedings to enforce our legal rights. If our administrative and court proceedings in China are protracted, it may result in substantial costs and diversion of management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property and procedural rights could adversely affect our operations.

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

Historically, the United States has been the major or significant geographical area of our product sales in terms of shipping destinations. The United States became our fourth largest market in the fiscal year ending March 31, 2026, it was the fifth largest market in the fiscal year ended March 31, 2025. See ITEM 4 “Information on the Company — Customers and Marketing” on page 39 of this Report for information regarding our net sales as a percentage of total sales to customers by geographic area. The United States fell out of the top three significant geographical markets of the Company’s products in fiscal year 2020 during the first Trump administration.

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

A truce was reached between the United States and China on June 11, 2025. Currently, US tariffs are set at 55% on Chinese goods while China’s tariffs remain at 10%. A more durable truce was reached following the Trump-Xi meeting in Busan on October 30, 2025. Effective November 10, 2025, the US reduced its fentanyl-related tariff to 10% and extended the reciprocal tariff suspension until November 2026, bringing the general tariff rate on Chinese goods to approximately 45-49%. China agreed to suspend all retaliatory tariffs announced after March 4, 2025, resulting in a general tariff rate of 21.9% on US goods. Both countries agreed to a one-year truce suspending the threat of higher tariffs until at least November 10, 2026. However, on June 2, 2026, the US proposed 301 new tariffs of 10% or 12.5% on 60 economies, including China, over forced labor allegations, with public comments due July 2026.

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

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2024, 2025 and 2026 were increases of 0.1%, 0.1% and 1.0%, respectively. the Company’s actual cost of operations has significantly exceeded the overall inflation rate in China. The rapid growth of China’s economy in the past few years has in general increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

There is no fixed minimum wage which is applicable to all of China; local governments in China adopt different amounts based on the situation in their area. The minimum wage in China’s Guangdong Province, where our manufacturing facilities are located, was RMB1,750 per month as of March 31, 2026. The Provincial Government sets different tiers of minimum wages according to the developmental status of the Province’s urban clusters. The minimum wage in the City of Dongguan, where our manufacturing facilities are located, was RMB2,080 per month as of March 31, 2026. Regions may want to freeze local wages in order to maintain their economic competitiveness amid the economic slowdown.

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

In June 2007, the National People’s Congress of the PRC enacted labor legislation, called the Labor Contract Law, and that law became effective on January 1, 2008. The law formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for the employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our workforce in the event of an economic downturn. Under the 2007 law, downsizing by 20% or more may occur only under specified circumstances, such as a restructuring undertaken pursuant to China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. Also, if we lay off more than 20 employees or 10% at one time, we have to communicate with the labor union of our Company and report to the District Labor Bureau. Deswell’s entire staff, who are employed to work exclusively within the PRC, is covered by the law. In response to customers’ needs, we increased our workforce by 60 in the fiscal year ended March 31, 2026 after decreasing our workforce by 127 and 20 in the fiscal years ended March 31, 2025 and 2024, respectively. However, we may incur much higher costs under China’s Labor Contract Law if we are forced to downsize our workforce in the future. Accordingly, this law can be expected to exacerbate the adverse effect of unfavorable economic conditions on our results of operations and financial condition.

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

We are incorporated in the BVI and have subsidiaries incorporated in the BVI, Macao, Hong Kong, Samoa and China. Our administrative and accounting office is located in Macao. We manufacture all of our products in China. As of March 31, 2026, approximately 46% of the net book value of our total identifiable assets was located in China. We sell our products to customers principally in China, the United States, Hong Kong, Europe (the United Kingdom, Norway and Holland) and Canada. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

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

As of June 30, 2026, Wai Ming Lau beneficially owned approximately 62.0% of our outstanding common shares, allowing Ms. Lau to control the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Deswell, or causing a change in control of Deswell that may not be favored by our other shareholders. As of June 30, 2026, members of our senior management and Board of Directors as a group, including Ms. Lau, beneficially owned approximately 71.3% of our outstanding common shares. There are no agreements, understandings, or commitments among the members of our senior management and Board of Directors to vote their shares in any specific manner, or to vote collectively for or against any matter that may come before the shareholders.

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

During the year ended March 31, 2026, we have provided the information requested by the BVI registered agent. No further information or follow-up action is requested by BVI registered agent or the International Tax Authority in the BVI as of the date of this Report. We will continue to submit the information requested by the BVI registered agent annually.

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

With the lingering prolonged effects of the COVID-19 pandemic, inflation, trade conflicts, rising interest rates, and the worsened impact of climate change, the global growth outlook looks weak and is well below the average growth rate in the two decades before the pandemic. The global economy is projected to expand at 2.5% in 2026 and 2.8% in 2027, based on the World Economic Situation and Prospects as of Mid-2026, published by the United Nations May 19, 2026, compared to the projected growth of 2.9% in 2025.

According to data from the National Bureau of Statistics of China and related sources, as of mid-2026, the inflation situation has fundamentally reversed. The Consumer Price Index (CPI) has moved out of its previous deflationary territory and is now rising moderately, with a year-on-year increase of approximately 1.4% in May. The Producer Price Index (PPI) has performed even more strongly, ending three consecutive years of decline, with its year-on-year increase further expanding to approximately 3.7% in May, reaching a new multi-year high. This indicates that the deflationary pressures previously caused by trade risks and weak domestic demand have been substantially alleviated. Although domestic demand recovery remains uneven and employment expectations still need consolidation, driven by the transmission of international energy prices, anti-excessive competition policies in certain domestic industries, and base effects, overall prices have entered a phase of moderate recovery.

The inflation rate for the United States in May 2026 was 3.8%, according to the Bureau of Labor Statistics. Mid-2026 inflation remains elevated, with price growth running well above expectations. With this persistent inflation picture, the Federal Reserve is expected to hold interest rates steady, though a growing number of officials are signaling a potential tightening bias if pressures do not abate. The outlook for U.S. inflation in 2026 remains tilted to the upside. There are expectations that inflation could peak mid-year due to energy price shocks from the Iran conflict, while sticky services inflation and tariff pass-through keep core measures elevated. Either way, the key drivers are sustained energy price pressures, lagged tariff effects on consumer goods, labor supply constraints due to immigration restrictions, and resilient shelter costs.

According to data from the National Bureau of Statistics of China and related sources, in May 2026, China’s Consumer Price Index (CPI) rose by approximately 1.4% year-on-year, having moved out of its previous deflationary territory for several consecutive months and showing moderate recovery. Meanwhile, although export growth in May remained resilient, it slowed compared to previous months due to U.S. tariff impacts and the fading of front-loading effects. Imports remained relatively weak, weighed down by sluggish domestic demand. In addition, the Producer Price Index (PPI) increased by approximately 3.7% year-on-year, driven largely by international energy price transmission and anti-excessive competition policies in certain domestic industries, with deflationary pressures having significantly eased. Overall, despite resilient exports and external demand, weak domestic demand and unstable employment expectations remain the main challenges constraining China’s economic recovery.

Global trade also remains under pressure due to geopolitical tensions, weakening global demand and tighter monetary and fiscal policies. While global inflation has increased from 4.1% in 2025 to a projected 4.4% in 2026, the global economy is now experiencing a supply-driven inflation shock, with high energy costs, disrupted fertilizer markets, and rising shipping expenses. Based on the International Monetary Fund’s April 2026 World Economic Outlook, global inflation averaged approximately 4.1% in 2025. However, this trend has sharply reversed in 2026. Global headline inflation is now projected to increase to 4.4% for the full year, driven primarily by the Middle East conflict that began in late February 2026, which has effectively closed the Strait of Hormuz and pushed energy costs to their highest levels since the Ukraine invasion. The OECD projects G20 inflation will reach 4.0% in 2026, with risks tilted firmly to the upside under a prolonged disruption scenario. Our customers that were affected by commodity exports, in turn, were more conservative in ordering our products and services. There are continuing concerns over price instability, geopolitical issues, availability and cost of credit, stability of financial markets and sovereign nations. Uncertainty or adverse changes in the economy could negatively impact:

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

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three-year periods ended March 31, 2024, 2025, and 2026 included the following (dollar amounts in thousands):

	Year ended March 31,
	2024	2025	2026
Purchase of property, plant and equipment	$381	$332	$481
Proceeds from the sale of property, plant and equipment, net of transaction costs	$232	$69	$85

Our major capital expenditures in fiscal 2026 included:

●	$108,000 for leasehold improvements;

●	$301,000 for plant and machinery for plastic and electronic products;

●	$25,000 for motor vehicles; and

●	$47,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2025 included:

●	$24,000 for leasehold improvements;

●	$225,000 for plant and machinery for plastic and electronic products;

●	$37,000 for motor vehicles; and

●	$46,000 for furniture, fixtures and equipment.

Our major capital expenditures in fiscal 2024 included:

●	$111,000 for leasehold improvements;

●	$92,000 for plant and machinery for plastic and electronic products;

●	$36,000 for motor vehicles; and

●	$142,000 for furniture, fixtures and equipment.

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

We produce a wide variety of plastic parts and components that are used in the manufacture of consumer and industrial products, using different plastic injection technologies, such as film injection, integrated injection and insert injection. The products include:

●	plastic components of electronic entertainment products;

●	plastic components for power tools, accessories and outdoor equipment;

●	cases for flashlights, telephones, printers, scanners;

●	parts for industrial components;

●	parts for indoor control switches;

●	parts for audio equipment;

●	cases and key tops for personal organizers and remote controls;

●	double injection caps;

●	parts for medical products such as apparatus for blood tests;

●	laser key caps;

●	automobile components; and

●	plastic components of automatic robot (mop & vacuum).

Electronic products manufactured by the Company include:

●	sophisticated professional audio equipment including digital and analogue audio mixers, amplifiers, signal processors, audio interfaces, network audio equipment and speaker enclosures;

●	high performance consumer audio products, such as multi-channel receivers and amplifiers, wired and wireless audio streaming products, headphones;

●	complex printed circuit board assemblies using surface mount technology (“SMT”), automatic insertion (“AI”) and pin-through-hole (“PTH”) interconnection technologies; and

●	medical products.

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

Operations

Plastic Injection Molding

Plastic injection molding manufacturing accounted for 17.9%, 16.6%, and 14.6% of the Company’s total sales during the years ended March 31, 2024, 2025, and 2026, respectively. At March 31, 2026, the Company conducted its plastic manufacturing operations in approximately 1,070,000 square feet of factory space in its factory located in Dongguan, China.

The Company’s plastic injection molding process consists of three phases: (1) mold design and production; (2) plastic injection; and (3) finishing.

Mold design and production

The plastic injection-molding process begins when a customer provides the Company with specifications for a product or part, which specifications are often created in consultation with the Company’s technical staff. Next the Company designs and produces the mold, using great care in the design process and in the selection of materials to produce the mold in an effort to create a high quality appearance of the completed product by reducing or eliminating potential flaws such as the sinkage of materials and irregularities in the knit line of joints. The mold-making process ranges from 30 to 50 days, depending on the size and complexity of the mold. Mold making requires specialized machines and is capital intensive. At March 31, 2026, the Company used 10 EDMs (electrical discharge machines), 14 CNC (computer numerical control) milling machines and 10 NC (numerical control) milling machines in the mold-making process.

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

During the year ended March 31, 2026, the Company made an average of approximately 5 molds each month. The average weight of the molds produced by the Company is about 250 pounds costing an average of $9,200 per set. Management believes that the Company’s skills and expertise in mold-making, coupled with having its facilities and operations in China, allow the Company to produce molds at costs substantially less than molds of comparable quality made in Japan, Korea and Taiwan.

Plastic Injection

During the mold-making process, suitable plastic resin for the particular product is selected and purchased. See “Raw Materials, Component Parts and Suppliers,” below. The completed mold is mounted onto injection machines, which are classified according to the clamping force (the pressure per square inch required to hold a mold in place during the injection molding process). At March 31, 2026, the Company had approximately 121 injection molding machines, ranging from 86 to 380 tons of clamping force, with most machines in the range of from 50 to 1,600 tons. Each of the Company’s machines is capable of servicing a variety of applications and product configurations and the Company has machines which permit the Company to fabricate plastic parts as small as a button and as large as a 3 ft. x 2 ft. case for a copy machine.

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

During the year ended March 31, 2026, the Company disposed of 9 old plastic injection molding machines and added nil new machines.

Finishing

After injection molding, products are finished. Finishing consists of smoothing and polishing, imprinting letters, numbers and signs through silk screening process, pad printing or epoxy ultra violet cutting, and treating the product with an anti-fog coating for a lasting and attractive appearance. Most of these functions are conducted by hand.

Electronic Products and Assemblies

In an aggregate of approximately 223,000 square feet of factory space at March 31, 2026 located at facilities in Dongguan, China, the Company manufactures and assembles electronic products and electronic assemblies for OEMs. Finished products include consumer and sophisticated studio-quality audio equipment, IPBX and commercial telephone units, network education platforms, IP switches and routers. Assemblies consist of printed circuit boards (“PCBs”) with passive (e.g., resistors, capacitors, transformers, switches and wire) and active (e.g., semiconductors and memory chips) components mounted on them. During the years ended March 31, 2024, 2025, and 2026, manufacturing of electronic products accounted for approximately, 82.1%, 83.4%, and 85.4% respectively, of the Company’s total sales.

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

The Company used in excess of 3,224,000 pounds of plastic resins during the year ended March 31, 2026. Management believes that the Company’s large volume purchases of plastic resin have generally resulted in lower unit raw material costs and generally have enabled the Company to obtain adequate shipments of raw materials. While the Company is not generally bound by fixed price contracts with its customers, the Company has found that increases in resin prices can be difficult to pass on to its customers and, as a consequence, a significant increase in resin prices could have, and in the past has had, a material adverse effect on the Company’s operations.

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

Customers and Marketing

The Company’s customers are OEMs and contract manufacturers. The Company sells its products principally in China, the United States, Hong Kong and Europe (the United Kingdom, Norway and Holland) and Canada. Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company’s customers. For example, if the products are delivered to the customer in Hong Kong, the sales are recorded as generated in Hong Kong; if the customer directs the Company to ship its products to Europe, the sales are recorded as sold to Europe. See Note 16 of Notes to Consolidated Financial Statements for the dollar amounts of export sales by geographic area for each of the years ended March 31, 2024, 2025, and 2026. Net sales as a percentage of total sales to customers by geographic area consisted of the following for the years ended March 31, 2024, 2025, and 2026:

	Year ended March 31,
Geographical Area	2024	2025	2026
China	31.9%	33.2%	29.9%
United States	11.4	9.0	12.3
Europe	14.4	18.6	15.1
Hong Kong	11.9	10.2	10.4
United Kingdom	17.3	16.2	17.1
Canada	4.3	5.7	8.3
Others	8.8	7.1	6.9
Total	100.0%	100.0%	100.0%

We believe that our reported sales by geographic area do not necessarily reflect the final destinations of our products or the actual nationalities of our customers. For example, we have reported product sales in China amounting to 29.9% of our total net sales for the year ended March 31, 2026 because China is where our customers directed us to deliver the products. However, we believe that these sales were to offshore customers using local China shipping destinations, which in turn, transshipped our products offshore.

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

Historically, the Company has depended, currently depends, and expects to continue to depend, on a small number of customers for a significant percentage of its net sales. The following table sets forth Deswell’s major customers which accounted for 10% or more of its net sales during fiscal 2024, 2025, and 2026:

	Year ended March 31,
	2024	2025	2026
Customer B	14.5%	20.0%	22.0%
Customer E	19.5%	13.8%	14.5%
Customer G	11.4%	* %	* %

*	Less than 10% in the year indicated.

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

Southern China

In January 2000, the Company acquired under a land-lease agreement with the local government an aggregate of approximately 1.3 million square feet of land to construct its own manufacturing plant and dormitory buildings in Houjie, Dongguan, China. Under the land-lease agreement, the Company has the right to use the land for 50 years. On this land, Deswell has through March 31, 2026 constructed approximately:

●	1,070,000 square feet of factory space,

●	91,000 square feet of amenity space,

●	133,000 square feet of office building space, and

●	470,000 square feet of dormitory space.

Deswell now uses this facility for its plastic manufacturing operations.

Manufacturing facilities and warehouses identified to be idle during the year were leased to third parties for rental income. Rental income, net of depreciation charges, of $498,000, $386,000, and $376,000 was earned during the years ended March 31, 2024, 2025, and 2026 respectively.

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

Business Segment Information

Deswell’s operations are generally organized in two segments: plastic injection molding, which we sometimes refer to as the “plastics segment,” and electronic products assembling. The Company’s reportable segments are strategic business units that offer different products and services. See Note 16 of Notes to Consolidated Financial Statements. The following table sets forth selected consolidated financial information presented as a percentage of net sales by segment for each of the three years in the period ended March 31, 2026:

	Year ended March 31, 2024			Year ended March 31, 2025			Year ended March 31, 2026
	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total	Plastic Injection Molding Segment	Electronic Segment	Total
Net sales	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	76.7	80.7	80.0	79.0	80.0	79.8	83.9	76.6	77.6
Gross profit	23.3	19.3	20.0	21.0	20.0	20.2	16.1	23.4	22.4
Selling, general and administrative expenses	28.8	10.0	13.3	34.0	10.8	14.7	32.5	12.2	15.2
Corporate expense	—	—	1.8	—	—	2.0	—	—	3.7
Other income (expenses), net	(1.5)	1.0	0.6	1.4	1.4	1.4	(3.2)	0.2	(0.3)
Operating income (loss)	(7.0)	10.3	5.5	(11.7)	10.6	4.9	(19.6)	11.4	3.2
Non-operating Income (expense), net	25.7	1.5	(5.8)	56.5	2.9	11.8	70.5	3.8	13.5
Income (loss) before income taxes	18.7	11.8	11.3	44.8	13.5	16.7	50.9	15.2	16.7
Income taxes expenses (benefit)	0.6	0.1	0.2	(1.4)	0.5	0.2	(1.6)	(0.4)	(0.6)
Net income (loss)	18.0	11.7	11.1	46.2	13.0	16.5	52.5	15.6	17.3

The Company used to include corporate expenses, which mainly included directors’ remuneration, legal and professional expenses and corporate insurance, in the segment of plastic injection. Commencing from fiscal year ended March 31, 2018, the corporate expenses are separately disclosed in the segment information for a more precise presentation of the financial performance of each segment.

Year Ended March 31, 2026 (Fiscal 2026) Compared to Year Ended March 31, 2025 (Fiscal 2025)

Net Sales - The Company’s net sales for the year ended March 31, 2026 were $61,332,000, a decrease of $6,278,000 or 9.3% as compared to $67,610,000 in the corresponding period in fiscal 2025. The decrease was related to decreases in sales revenues of $2,259,000 in our plastic segment, and of $4,019,000 in our electronic segment, as compared with respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue decrease in the plastic segment was mainly due to decreases in orders of $1,816,000 from existing customers for plastic component parts of printers, telephone and office equipment, as well as $442,000 for plastic component parts for tool boxes and power tools handles from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $4,951,000 from existing customers for digital audio workstations, $2,129,000 from existing customers for audio signal processors, offsetting increases in orders of $3,253,000 for loudspeakers from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2026 was $13,719,000 representing a gross profit margin of 22.4%. This is compared with the overall gross profit and gross profit margin of $13,643,000 or 20.2% for the year ended March 31, 2025.

Gross profit in the plastic segment decreased by $917,000 to $1,436,000 or 16.1% of net sales in the segment for the year ended March 31, 2026, as compared to $2,353,000 or 21.0% of net sales in the segment for the same period in the prior fiscal year. The decrease in gross profit for the plastic segment was mainly due to the relative increase in the cost of raw materials and labor resulting from a decrease in sales revenues, when compared with the prior fiscal year, as well as the change of product mix.

Gross profit in the electronic segment increased by $993,000 to $12,283,000 or 23.4% of net sales in the segment for the year ended March 31, 2026, as compared to $11,290,000 or 20.0% of net sales in the segment in the prior fiscal year. The increase in gross margin was mainly due to higher-margin offerings, justified by enhanced value-added services delivered to customers, as well as ongoing measures taken to control labor headcount and to limit overtime allowances, as compared to the corresponding period of last fiscal year.

Selling, General and Administrative Expenses - SG&A expenses for the year ended March 31, 2026 increased by $274,000 to $11,554,000 or 18.8% of total net sales, as compared to $11,280,000 or 16.7% of total net sales for the year ended March 31, 2025.

Corporate expenses increased by $905,000 to $2,253,000 for the year ended March 31, 2026 as compared to corporate expenses of $1,348,000 in the prior fiscal year. The increase was primarily related to increases in re-allocation of audit, legal and professional fees and staff costs.

SG&A expenses in the plastic segment decreased by $911,000 to $2,904,000 or 32.5% of net sales in the segment for the year ended March 31, 2026, compared to $3,815,000 or 34.0% of net sales in the segment for fiscal 2025. The decrease in SG&A expenses was mainly due to the increase in re-allocation of audit, legal and professional fee and staff costs to corporate expenses as compared to the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $280,000 to $6,397,000 or 12.2% of net sales in the segment for the year ended March 31, 2026, compared to $6,117,000 or 10.8% of net sales in the segment for fiscal 2025. The increase in total SG&A expense was mainly due to increases of $511,000 in staff costs and welfare, when compared to the prior fiscal year.

Other (expense) income, Net - Other expense was $184,000 for the year ended March 31, 2026, as compared to other income of $951,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2026 was $284,000, as compared to other income of $152,000 for the prior fiscal year. Other expense was higher in fiscal 2026 mainly due to increases of $326,000 in exchange loss, $60,000 from sales of materials, $11,000 from loss on disposal of fixed assets as well as $42,000 from other expense for the fiscal period ended March 31, 2026, when compared with fiscal 2025.

Other income attributable to the electronic segment for the year ended March 31, 2026 was $100,000, as compared with other income of $799,000 for the prior fiscal year. The decrease in other income was mainly due to increases of $374,000 from exchange loss, $173,000 from other expense, $69,000 for provision for credit losses, and a decrease of $138,000 from products testing income, offsetting an increase of $49,000 on the sales of materials during the year ended March 31, 2026, when compared to the same period in the prior fiscal year.

Operating (expense) income - Operating income was $1,981,000 for the year ended March 31, 2026, as compared to operating income of $3,314,000 in the prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $1,750,000 in the year ended March 31, 2026, as compared to operating loss of $1,310,000 in fiscal 2025. The increase in operating loss in the plastic segment was mainly due to lower gross margin and higher other expense, as described above.

The electronic segment reported operating income of $5,984,000 in the year ended March 31, 2026, compared to operating income of $5,972,000 in fiscal 2025. The decrease in operating income in the electronic segment is due to the increase in SG&A expenses and the decrease in other income, as described above.

Non-Operating Income (Expense) – Non-operating income for the year ended March 31, 2026 was $8,283,000, as compared to a non-operating income of $7,986,000 in last fiscal year. The increase in non-operating income was primarily due to increases of $2,104,000 in realized gain from the sale of marketable securities and $390,000 from interest income, offsetting a decrease of $1,232,000 from change in fair value of marketable securities, $803,000 from dividend income and $10,000 from rental income, net of depreciation charges, during the fiscal year ended March 31, 2026, as compared to fiscal 2025.

Income Taxes – Current tax expense and deferred tax benefit for the year ended March 31, 2026 were $202,000 of $565,000, respectively. This is compared to a current tax expense of $182,000 and a deferred tax benefit of $20,000 in the prior fiscal year.

On a segment basis, there was a current income tax expense of $28,000 and a deferred tax benefit of $170,000 in the plastic segment for the year ended March 31, 2026, as compared to a current tax benefit of $54,000 and a deferred tax benefit of $99,000 during the last fiscal year. In the electronic segment, there was a current tax expense of $174,000 and a deferred tax benefit of $395,000 for the year ended March 31, 2026, as compared to a current tax expense of $236,000 and a deferred tax expense of $79,000 in fiscal 2025.

Net Income – The Company had net income of $10,627,000 for the year ended March 31, 2026, as compared to net income of $11,138,000 for the year ended March 31, 2025. The decrease in net income was mainly due to the decrease in operating income, as described above.

Net income for the plastic segment for the year ended March 31, 2026 was $4,696,000, as compared to net income of $5,177,000 for fiscal 2025. The decrease in net income in the plastic segment was mainly due to the decrease in operating income as described above.

Net income for the electronic segment for the year ended March 31, 2026 was $8,184,000, as compared to net income of $7,309,000 for fiscal 2025. The increase in net income in the electronic segment was mainly attributable to the increase in non-operating income and deferred tax benefit as described above.

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

Seasonality

The following table sets forth certain unaudited financial information sequentially on a semi-annual basis for the each of the years ending March 31, 2024, March 31, 2025, and March 31, 2026 (in thousands):

	Year ended March 31,
	2024		2025		2026
	H1	H2	H1	H2	H1	H2
Net sales	$37,730	31,638	$35,176	32,434	$33,230	$28,102
Gross profit	7,362	6,541	6,864	6,779	7,788	5,931
Operating income	2,302	1,483	1,820	1,494	2,514	(533)
Net income	3,557	4,152	6,185	4,953	7,519	3,108

Impact of Inflation

Historically, the Company focused upon increasing transaction volume in order to compensate for inflation in China, where virtually all of the Company’s assets and employees are located and inflation in China had little impact on Deswell. However, inflation in China has recently affected the Company significantly.

In June 2026, the monthly inflation rate in China has turned positive and is moderately recovering. The Consumer Price Index recorded year-on-year increases of 1.0% in March, 1.3% in February, and is projected to exceed 1.2% in May. According to the National Bureau of Statistics in China, during the January-May period, China’s Consumer Price Index has risen approximately 0.9% compared to the same period last year, reversing the decline seen in 2025. However, the Company’s actual cost of operations continues to significantly exceed the overall inflation rate in China. The rapid growth of China’s economy in general has in the past few years increased the Company’s operating costs, including energy prices and labor costs. These increased costs have adversely affected the Company’s cost of operations, caused the Company to increase its prices, and resulted in the loss of some customers.

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

Between 1994 and July 2005, the market and official RMB rates were unified and the value of the RMB was essentially pegged to the U.S. dollar and was relatively stable. On July 21, 2005, the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar by linking the RMB to a basket of currencies and simultaneously setting the exchange rate of RMB to U.S. dollars, from 1:8.27, to a narrow band of around 1:8.11. The following chart illustrates the fluctuations in the exchange ratio of the RMB to the U.S. dollar at the end of each of Deswell’s fiscal years from March 31, 2016 to March 31, 2026.

(1)	RMB (yuan) to U.S. dollar data presented in this chart are the average exchange rate on March 31 of the year indicated as reported at http://www.oanda.com/currency-converter.

Since 2018 the RMB has become depreciated against the U.S. dollar, the Company’s results have benefited from this depreciation rate. However, since then, the RMB has fallen against the U.S. dollar to its 18-month low of 6.7110 in May 2022 amid the COVID-19 lockdowns in key Chinese cities. Since the Federal Reserve began raising rates in March 2022, the RMB depreciated significantly against the U.S. dollar, benefiting the Company’s results. However, this trend has now reversed. The RMB has appreciated notably since mid-2025, driven by a weaker U.S. dollar due to the Federal Reserve easing expectations, China’s large trade surplus, and improved market confidence. This appreciation trend has likely started to adversely affect the Company’s financial results, reversing the previous benefit. Despite the global economy’s softening, the RMB has weakened more than 10% against the U.S. dollar since the Federal Reserve began raising rates in March 2022.

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

However, the outbreak of the Middle East war in late February 2026 has introduced a new, complex variable. While the RMB has shown surprising resilience and even appreciation against a stronger U.S. dollar in May 2026.

In conclusion, it is difficult to predict how the situation between the United States and Chinese government will develop, which in turn affects the exchange rate between the dollar and RMB.

We did not hedge our currency risk during the years ended March 31, 2024, 2025, and 2026, and at March 31, 2026, we had no open forward currency contracts. We continually review our hedging strategy and there can be no assurance that hedging techniques we may implement will be successful or will not result in charges to our results of operations.

Liquidity and Capital Resources

Capital resources

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of March 31, 2024, 2025, and 2026, we had cash and cash equivalents of, $15.8 million, $28.1 million, and $23.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and time certificates of deposit with a maturity of three months or less when purchased. We believe that our cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months.

Fiscal year 2026

For the year ended March 31, 2026, net cash provided by operating activities totaled $5,195,000, including net income of $10,627,000 and depreciation and amortization expenses of $1,484,000. For the year ended March 31, 2025, net cash provided by operating activities totaled $13,534,000, including net income of $11,138,000 and depreciation and amortization expenses of $1,519,000. Accounts receivable increased by $1,517,000 as compared to balances at March 31, 2025, as most sales were concentrated just before the year-end during the fiscal year. Inventories increased by $1,631,000 over levels at March 31, 2025, mainly because materials had been prepared in advance to meet customer demand during the last quarter of fiscal year 2026. Accounts payable increased by $1,102,000 over levels at March 31, 2025, primarily because of the lengthier settlement process in the last quarter of fiscal year 2026.

Net cash used in investing activities amounted to $6,909,000 for the year ended March 31, 2026 while net cash provided by investing activities in fiscal year 2025 amounted to $2,037,000. Capital expenditures during these periods totaled $481,000 and $332,000, in fiscal year 2026 and 2025 respectively.

In fiscal year 2026, there was an increase in fixed deposits with original maturity over three months of $121,000 and a decrease in fixed deposits over twelve months of $2,761,000. Also, during fiscal year 2026, we acquired marketable securities for $10,034,000 and received $12,727,000 in cash proceeds from the sale of sale of marketable securities.

Net cash used in financing activities for the year ended March 31, 2026, was $3,357,000, $3,188,000 was used to fund dividend payments to shareholders and $169,000 was used to purchase treasury stock. Net cash used in financing activities for the year ended March 31, 2025, was $3,188,000, which was used to fund dividend payments to shareholders.

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

Restricted net assets

Our cash and cash equivalents at March 31, 2026 were unrestricted and held for working capital purposes. Our direct PRC subsidiaries are, however, subject to PRC restrictions on distributions to equity holders. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade- and service-related foreign exchange transactions can be made in foreign currencies without prior the SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior the SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, it may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary reserve funds at its discretion. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and it will not be able to pay dividends until it generates accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the SAFE, its local branches and certain local banks.

The restricted net assets of our PRC subsidiaries amounted to U.S. $52.7 million, U.S. $52.0 million, and U.S. $47.8 million as of March 31, 2024, 2025, and 2026, respectively.

At March 31, 2026, the Company had cash and cash equivalents of $23,062,000 At that date, the Company had no committed credit facilities. The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. However, the Company may choose to obtain additional debt or equity financing if it believes it to be appropriate and available on reasonable terms. The Company’s working capital requirements are expected to increase in line with the growth in the Company’s business.

At March 31, 2026, the Company had capital commitments totaling approximately $68,000, mainly for leasehold improvements, plant and machineries, and computer packages, all of which are expected to be disbursed during the year ending March 31, 2026.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2025 to March 31, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The directors and executive officers of the Company at June 30, 2026 are as follows:

Name	Age	Position(s) with Company
Edward So Kin Chung	53	Chief Executive Officer
Wai Ming Lau	47	Chairman of the Board of Directors
Chin Pang Li	81	Executive Director of Manufacturing and Administration for Plastic Operations
Hung-Hum Leung	80	Non-Executive Director and Member of Audit Committee
Allen Yau-Nam Cham	79	Non-Executive Director and Chairman of Audit Committee
Wing-Ki Hui	82	Non-Executive Director and Member of Audit Committee
Karen Chan Chi Yin	48	Chief Financial Officer

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

Karen Chan Chi Yin. Ms. Chan joined the Company as Chief Financial Officer effective on February 3, 2026. Ms. Chan brings over 20 years of extensive financial experience, specializing in accounting, mergers and acquisitions, and initial public offerings for Hong Kong-listed companies. She began her career at Deloitte Touche Tohmatsu. Ms. Chan first joined Deswell in 2004, serving as Finance and Administration Manager for a key subsidiary for four years. She subsequently built her expertise in senior financial roles at other Hong Kong-listed companies, most recently holding the position of Chief Financial Officer at SIM Technology Group Ltd. Ms. Chan holds a Bachelor of Business Administration in Accountancy and a Master of Science in Finance from The Chinese University of Hong Kong. She is also a member of the Hong Kong Institute of Certified Public Accountants.

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

Compensation of Directors and Executive Officers

Executive Officers

The amount of compensation (cash benefits) paid by the Company and its subsidiaries was approximately $2,242,000 during the year ended March 31, 2026, to all directors and to executive officers as a group for services in all service capacities. These amounts exclude amounts paid by the Company or its subsidiaries as dividends to directors and executive officers in their capacity as shareholders of the Company for the year ended March 31, 2026.

During the year ended March 31, 2026, no options to purchase shares of common stock were granted to the Company’s directors and officers.

See the discussion under “We depend on our Board of Directors, executive officers, senior managers and skilled personnel.” in ITEM 3 “Key Information — Risk Factors” on page 7 of this Report.

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

Other Committees; NASDAQ Compliance

Various corporate governance practices required of public companies with securities listed on The NASDAQ Stock Market are not required of “controlled companies” such as Deswell. Of the corporate governance practices required under NASDAQ’s Market Place Rules, Deswell does not have a compensation committee or a nominating committee consisting of independent directors; does not have a formal written charter addressing the nominations process; does not have nominees to its board selected or recommended by a majority of its independent directors; and does not have the compensation of its Chief Executive Officer and other executive officers determined or recommended to the board by a majority of its independent directors. See “Our exemptions from certain of the reporting requirements under the Exchange Act limits the protections and information afforded to investors” on page 18 in the Risk Factors section of this Report for a further discussion of how our SEC reporting and corporate governance practices differ from those applicable to U.S. domestic issuers and U.S. NASDAQ-listed companies. The reason that Deswell does not have a compensation committee or a nominating committee consisting of independent directors is that, as a “controlled company,” the Company is not required to have such committees, and nevertheless maintain the listing of its common shares on the NASDAQ Global Market.

Employees

At March 31, 2026, the Company employed 854 persons on a full-time basis, of which 8 were located in Macao and 846 were located in or travel to and from China. Of the Company’s employees in China, at March 31, 2026:

●	303 were engaged in plastic injection molding manufacturing, and

●	543 were engaged in contract electronic manufacturing.

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

Through June 30, 2026, options to purchase an aggregate of 5,669,000 shares had been granted under all of Deswell’s option plans. At June 30, 2026, there were no outstanding options to purchase the Company’s common shares, and 1,718,000 shares were available for future grant under Deswell’s option plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another corporation or by any foreign government. The following table sets forth, as of June 30, 2026, the beneficial ownership of the Company’s common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the Directors and Senior Management of the Company who beneficially own in excess of one percent of the Company’s common shares.

	Shares beneficially owned(1)
Name of beneficial owner or identity of group	Amount		Percent
Wai Ming Lau	9,841,851	(2)	62.0%
Chin Pang Li	1,425,750	(3)	9.0%
Edward So Kin Chung	52,000	(4)	*
Karen Chan Chi Yin	—		—
Hung-Hum Leung	—		—
Allen Yau-Nam Cham	—		—
Wing-Ki Hui	—		—

*	Less than 1%.
(1)	Based on 15,885,239 shares outstanding on June 30, 2026. However, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of currently exercisable options have been considered outstanding for the purpose of computing the percentage of outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.
(2)	Consists of 9,841,851 shares held of record by Ms. Lau.
(3)	Consists of 1,425,750 shares held of record by Mr. Li.
(4)	Consists of 50,000 shares held of record by Mr. So and 2,000 shares held of record by his spouse.

Change in the Percentage Ownership Held by Major Shareholders

The following table reflects the percentage of beneficial ownership of Deswell’s common shares by its major (five percent or more) shareholders during the past three years:

	Percentage Ownership at June 30,(1)
	2024	2025	2026
Wai Ming Lau	61.8	61.8	62.0
Chin Pang Li	8.9	8.9	9.0

(1)	Based on 15,935,239 shares outstanding at June 30, 2024, 15,935,239 shares outstanding at June 30, 2025, and 15,885,239 shares outstanding at June 30, 2026: In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, common shares not outstanding at the specified date but which were the subject of options exercisable within 60 days of the specified date are considered outstanding for the purpose of computing the percentage of outstanding common shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of common shares owned by any of the other listed persons.

All of the holders of the Company’s common shares (including Deswell’s major shareholders) have equal voting rights with respect to the common shares held. As of June 30, 2026, approximately 10 holders of record, who, management believes, held for more than 3,000 beneficial owners, held Deswell’s common shares. According to information supplied to the Company by its transfer agent, at June 30, 2026, 7 holders of record with addresses in the United States held approximately 12.8 million of our outstanding common shares.

Related Party Transactions

Deswell had no transactions of the kind specified in ITEM 7.B. of Form 20-F from April 1, 2021 through June 30, 2026, the latest practical date prior to filing of this Annual Report.

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

Export Sales

Information regarding our export sales is provided in ITEM 4 “Information on the Company — Business Overview — Customers and Marketing.”

Dividend Policy

The Company declared and paid dividends during the year ended March 31,

●	2024 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2023; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2024.

●	2025 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2024; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2025.

●	2026 aggregating $3,187,048, $1,593,524 of which was based on results for the last six months of the year ended March 31, 2025; and $1,593,524 of which was based on results of the first six months of the year ended March 31, 2026.

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

The Company declared a dividend of $0.10 on November 13, 2025, which was based on the results of the first six months of the year ended March 31, 2026. The dividend was paid on December 23, 2025.

The Company declared a dividend of $0.30 on June 17, 2026, which was based on the results of the last six months of the year ended March 31, 2026. The dividend was paid on July 16, 2026.

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

The following chart shows the annual high and low market prices as reported by The NASDAQ Global Market for each of Deswell’s fiscal years in the five-year period ended March 31, 2026:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market for each of the quarters in the two-year period ended March 31, 2026 and for the quarter ended June 30, 2026:

The following chart shows the high and low market prices as reported by the NASDAQ Global Market during each of the months in the six-month period ended June 30, 2026.

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

Under our 2007 Charter, as amended on March 26, 2010 and applicable to the date of this Report (“our Charter”):

●	our shares are eligible for a direct registration system operated by a securities depository in accordance with NASDAQ Marketplace Rule 5210(c) (formerly Rule 4350(1)).

●	various consequential amendments were made to our Memorandum and Articles of Association in accordance with the advice from our U.S. and BVI counsel so as to (a) be consistent with the BVI BC Act, the BVI BC Act having come into force on January 1, 2004 superseding in certain respects the IBC Act, the relevant legislation which had previously governed us and (b) to make conforming changes resulting from the transition of the NASDAQ Stock Market’s operations on August 1, 2006 to that of a national securities exchange in the United States.

●	certain special provisions of our Memorandum and Articles of Association that we adopted in preparation for our initial public offering of securities in the United States.

●	provisions were added in recognition of, and to assure compliance with, certain laws, rules and regulations of the United States applicable to us, including the Sarbanes-Oxley Act of 2002, and the Marketplace Rules of the NASDAQ Stock Market.

●	Holders of our shares:

●	are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors.

●	do not have cumulative voting rights in the election of directors.

●	are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under BVI law.

●	all of common shares are equal to each other with respect to liquidation and dividend rights.

●	in the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings.

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

Rights, Preferences and Restrictions of Authorized and Outstanding Shares and Changes to Rights of Shareholders

Deswell has one class and series of shares authorized or outstanding: common shares, no par value per share. Our authorized capital consists of 30,000,000 common shares, no par value per share, of which 15,885,239 common shares were outstanding on June 30, 2026.

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

The legislative history of the PFIC provisions states that Congress intended that “[i]n applying the PFIC asset test ….., the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” We do not believe there are currently any rules that provide further guidance on this issue. Therefore, based on the average ratio of our passive assets to our market cap plus our current liabilities (“Market Cap Value”) at the end of each quarter (“Testing Quarter”) of our fiscal year ended March 31, 2026, we believe that we are a PFIC for such year. We have not conducted an appraisal of the fair market value of all of our assets, including our plant and equipment. However, in the absence of specific guidance, it is at best unclear that such an appraisal, even if it resulted in a fair market value in excess of our market cap, would satisfy the IRS as to our PFIC status.

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

ITEM 10J. ANNUAL REPORT TO SECURITY HOLDERS

Not Applicable to Deswell.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

At March 31, 2024, 2025, and 2026 the Company had no open forward exchange contracts or option contracts. Cash and cash equivalents on hand at March 31, 2026 of $23,062,000 were held in the following currencies:

Equivalent U.S. Dollar Holdings
(in thousands)
United States dollars	$16,527
Chinese RMB	$4,129
Hong Kong dollars	$2,162
Macao dollars	$222
Japanese yen	$17
Euro	$2
Pound sterling	$1
Other	$2
Total	$23,062

See discussion of Exchange Rate Fluctuation in ITEM 5 Operating and Financial Review and Prospects.

Interest Rate Risk

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and borrowings are subject to interest rate changes. Cash on hand of $19,552,000 as of March 31, 2026 was invested in short-term interest bearing investments. As such, interest income will fluctuate with changes in short term interest rates. As of March 31, 2026, we had neither long-term debt nor short-term bank loans outstanding on our credit facilities.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable to Deswell.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable to Deswell.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective because our internal controls over financial reporting were not adequate due to the material weaknesses described below under “Management’s Annual Report on Internal Control Over Financial Reporting.” Notwithstanding these material weaknesses, management concluded that the audited financial statements contained in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of March 31, 2026. Management’s assessment was based on the framework in “Internal Control — Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of March 31, 2026, the Company’s internal control over financial reporting was ineffective due to the material weaknesses described below.

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

Material Weaknesses as of March 31, 2026

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

C. Attestation Report of Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer” as of March 31, 2026.

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

Remediation of the Material Weakness in Internal Control Over Financial Reporting

Following the identification of the material weakness described above, and with the oversight of the Audit Committee, we plan to take the following actions:

●	Engage a third party to assist in designing and implementing controls related to segregation of duties and information technology general controls.

●	Strengthen our IT compliance oversight by adding additional personnel engaged in that function;

●	Design and implement controls to formalize roles and review responsibilities in order to formalize and implement controls over segregation of duties.

●	Design and implement information technology general controls, including controls over program change management and, the review and update of user access rights and privileges.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deswell’s principal accountants for the audit of its financial statements for the years ended March 31, 2025 and March 31, 2026 were BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”). The following table presents the aggregate fees for professional services and other services rendered to Deswell by BDO China for the years ended March 31, 2025 and 2026.

	Year ended March 31, (in thousands)
	2025	2026
Audit fees(1)	$428	$424
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	—	—
	$428	$424

(1)	Audit Fees consist of fees billed and expected to be billed for the annual audit of our consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.
(2)	There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.
(3)	There were no tax fees billed by the principal accountant during the last two fiscal years for advice services.
(4)	There were no other fees billed by the principal accountant during the last two fiscal years for products and services provided.

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

During the year ended March 31, 2026 and through the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

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
Tortola, British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Allowance for credit losses

As described in Note 2 to the consolidated financial statements, the management estimates the lifetime expected credit losses for accounts receivable with similar risk characteristics on a pool basis after considering the historical collection information and the historical distribution of each aging bucket of respective accounts receivable, and adjusted for the forward-looking information. The principal considerations for our determination that performing procedures relating to the accounts receivable allowances is a critical audit matter are (i) the significant judgment by management when determining the amount of current expected credit losses (“CECL”) of the Company’s accounts receivable at March 31, 2026; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s estimate and significant assumptions related to the CECL.

The primary procedures we performed to address this critical audit matter included:

●	Obtaining and inspecting relevant underlying documentation, including customer correspondence, historical collection trends, age of trade receivables, and realization analyses to assess the Company’s estimated allowance for credit losses;

●	Evaluating the reasonableness of the Company’s economic conditions analysis by pool including reasonableness of the forward-looking risk factors applied by the Company against industry data and historical performance; and

●	Performing a retrospective review of accounts receivable by comparing subsequent actual credit losses with historical estimates to evaluate management’s ability to reasonably estimate the allowance.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2012.

Shenzhen, People’s Republic of China
July 30, 2026

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,
	2025	2026
ASSETS
Current assets:
Cash and cash equivalents	$28,133	$23,062
Time deposits with original maturities over three months	19,431	19,552
Time deposit with original maturities over twelve months – current	2,761	—
Marketable securities (note 3)	25,175	27,874
Held-to-maturity investment	—	11,846
Accounts receivable, less allowances for credit losses of $24 and $22 at March 31, 2025 and 2026, respectively (note 2)	9,914	11,433
Inventories, net (note 4)	9,462	11,750
Prepaid expenses and other current assets (note 5)	1,612	1,375
Total current assets	96,488	106,892
Property, plant and equipment, net (note 6)	23,385	22,326
Deferred tax assets (note 8)	335	746
Total assets	$120,208	$129,964

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,740	$6,842
Accrued payroll and employee benefits	7,779	8,833
Customer deposits	2,058	2,643
Other accrued liabilities (note 7)	1,014	1,016
Income taxes payable	1,126	1,029
Total current liabilities	$17,717	$20,363
Deferred income tax liabilities (note 8)	371	211
Total liabilities	$18,088	$20,574

Commitments and contingencies (note 10)
Shareholders’ equity:
Common shares nil par value; authorized 30,000,000 shares as of March 31, 2025 and 2026; 17,081,810 shares issued as of March 31, 2025 and 2026; 15,935,239 shares outstanding as of March 31, 2025 and 15,885,239 shares outstanding as of March 31,2026	$53,202	$53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2025 and 1,196,571 shares as of March 31, 2026	(2,821)	(2,990)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	38,450	45,889
Total shareholders’ equity	102,120	109,390
Total liabilities and shareholders’ equity	$120,208	$129,964

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended March 31,
	2024	2025	2026
Net sales	$69,368	$67,610	$61,332
Cost of sales	55,465	53,967	47,613
Gross profit	13,903	13,643	13,719
Selling, general and administrative expenses	10,501	11,280	11,554
Other income (expense), net (note 13)	383	951	(184)
Operating income	3,785	3,314	1,981
Non-operating income, net (note 14)	4,034	7,986	8,283
Income before income taxes	7,819	11,300	10,264
Income tax expense (income) (note 8)	110	162	(363)
Net income attribute to Deswell Industries, Inc.	7,709	11,138	10,627
Other comprehensive income	—	—	—
Total comprehensive income attributable to Deswell Industries, Inc.	$7,709	$11,138	$10,627

Net income per share attributable to Deswell Industries, Inc. (note 2)
Basic:
Net income per share	$0.48	$0.70	$0.67
Weighted average common shares outstanding (shares in thousands)	15,935	15,935	15,922

Diluted:
Net income per share	$0.48	$0.70	$0.67
Weighted average common shares outstanding (shares in thousands)	15,999	15,953	15,922

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except per share data)

	Common stock		Treasury Stock		Additional paid-in	Accumulated other comprehensive	Retained	Total shareholders’
	Shares	Amount	Shares	Amount	capital	income	Earnings	equity
Balance at March 31, 2023	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$25,979	$89,649
Net income	—	—	—	—	—	—	7,709	7,709
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2024	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	$30,500	$94,170
Net income	—	—	—	—	—	—	11,138	11,138
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2025	17,081,810	$53,202	(1,146,571)	$(2,821)	$7,973	$5,316	38,450	102,120
Net income	—	—	—	—	—	—	10,627	10,627
Repurchase of treasury stock	—	—	(50,000)	(169)	—	—	—	(169)
Dividends ($0.2 per share)	—	—	—	—	—	—	(3,188)	(3,188)
Balance at March 31, 2026	17,081,810	$53,202	(1,196,571)	$(2,990)	$7,973	$5,316	45,889	109,390

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended March 31,
	2024	2025	2026
Cash flows from operating activities
Net income	$7,709	$11,138	$10,627
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,523	1,519	1,484
Provision for (reversal of) credit losses, net	76	(67)	(2)
Allowance for obsolete inventories, net	(24)	(54)	(657)
Loss (gain) on disposal of property, plant and equipment	74	(38)	(29)
Unrealized holding gain on marketable securities	(952)	(3,163)	(1,931)
Gain on sales of marketable securities	—	(1,470)	(3,574)
Deferred income tax benefit	(165)	(21)	(571)
Scrip dividend received	—	(73)	—
Exchange loss arising from marketable securities	—	—	113
Changes in operating assets and liabilities:
Accounts receivable	3,642	2,139	(1,517)
Inventories	5,220	2,721	(1,631)
Prepaid expenses and other current assets	(79)	(384)	237
Accounts payable	(1,739)	530	1,102
Accrued payroll and employee benefits	(784)	620	1,054
Customer deposits	(504)	346	585
Other accrued liabilities	(753)	(222)	2
Income taxes payable	(36)	13	(97)
Net cash provided by operating activities	13,208	13,534	5,195

Cash flows from investing activities
Purchase of property, plant and equipment	(381)	(332)	(481)
Proceeds from sale of property, plant and equipment, net of transaction costs	232	69	85
Purchase of marketable securities	(1,352)	(3,090)	(10,034)
Proceeds from sales of marketable securities	—	5,647	12,727
Increase of fixed deposits with original maturities over three months	(10,926)	(5,452)	(121)
Decrease of fixed deposits with original maturities over twelve months	1,154	38	2,761
(Increase) decrease in held-to-maturity investment	(5,157)	5,157	(11,846)
Net cash (used in) generated by investing activities	(16,430)	2,037	(6,909)

Cash flows from financing activities
Dividends paid	(3,188)	(3,188)	(3,188)
Repurchase of treasury stock	—	—	(169)
Net cash used in financing activities	(3,188)	(3,188)	(3,357)

Net (decrease) increase in cash and cash equivalents	(6,410)	12,383	(5,071)
Cash and cash equivalents, beginning of year	22,160	15,750	28,133
Cash and cash equivalents, end of year	$15,750	$28,133	$23,062

Supplementary disclosures of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$—
Income taxes	$227	$156	$339

See accompanying notes to consolidated financial statements.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacturing and sales of injection-molded plastic parts and components and electronic products assembling. The manufacturing activities are subcontracted to subsidiaries operating in the Macao Special Administrative Region (“Macao”) of the PRC.

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

Held-to-maturity investment — Our investments in U.S. Treasury Bills are classified as held-to-maturity because we have the positive intent and ability to hold the securities to maturity. We invest in U.S. Treasury Bills with maturities less than one year. Gross unrealized gains and losses are not material for any period presented. During the years ended March 31, 2024, 2025 and 2026, we recognized interest income on the investments of $0.1 million, $0.1 million and $0.1 million, respectively, which is included in non-operating income (expenses), net.

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

	Year ended March 31, 2025
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$967	$5,114	$6,081
PRC	9,279	13,169	22,448
United Kingdom	24	10,893	10,917
Hong Kong	883	6,025	6,908
Europe	44	12,502	12,546
Canada	—	3,882	3,882
Others	9	4,819	4,828
Total net sales	$11,206	$56,404	$67,610

	Year ended March 31, 2026
	Injection molded Plastic parts	Electronic Products	Total
Net sales
United States of America	$1,195	$6,359	$7,554
PRC	7,292	11,022	18,314
United Kingdom	4	10,449	10,453
Hong Kong	405	5,980	6,385
Europe	32	9,254	9,286
Canada	—	5,086	5,086
Others	19	4,235	4,254
Total net sales	$8,947	$52,385	$61,332

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

Accounts receivable, net, as of March 31, 2025 and 2026 consisted of the following:

	March 31,
	2025	2026

Accounts receivable	$9,938	$11,455
Less: Allowance for credit losses	(24)	(22)
Accounts receivable, net	$9,914	$11,433

The movement of allowance for credit losses for the years ended March 31, 2024, 2025 and 2026 was as follows:

	Year ended March 31,
Allowance for credit losses	2024	2025	2026
Balance at beginning of the year	$39	$98	$24
Provision for (reversal of) credit losses, net	76	(67)	(2)
Written off	(17)	(7)	--
	$98	$24	$22

The provision and reversal of credit losses for the years were charged to other income, net in consolidated statements of comprehensive income.

Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the years ended March 31, 2024, 2025 and 2026, shipping and handling costs expensed to selling expenses were $ $537, $554 and $573, respectively.

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

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (cont.)

The exchange rates between the Hong Kong dollars and the U.S. dollar were approximately 7.7904, 7.7904 and 7.8275 as of March 31, 2024, 2025 and 2026, respectively. The exchange rates between the Chinese Renminbi and the U.S. dollar were approximately 7.1447, 7.2429 and 6.9061 as of March 31, 2024, 2025 and 2026, respectively. Aggregate net foreign currency transaction (loss) gain included in other income, net.

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

There were no stock options granted during the year ended March 31, 2024, 2025 and 2026.

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

Basic net income per share and diluted net income per share calculated in accordance with ASC No. 260, “Earnings Per Share”, are reconciled as follows (shares in thousands):

	Year ended March 31,
	2024	2025	2026
Net income attributable to Deswell Industries, Inc.	$7,709	$11,138	$10,627
Basic weighted average common shares outstanding	15,935	15,935	15,922
Basic net income per share	$0.48	$0.70	$0.67

	Year ended March 31,
	2024	2025	2026
Basic weighted average common shares outstanding	15,935	15,935	15,922
Effect of dilutive securities – Options	64	18	--
Diluted weighted average common and potential common shares outstanding	15,999	15,953	15,922
Diluted net income per share	$0.48	$0.70	$0.67

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

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”), requiring public business entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. ASU 2023-09 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Company adopted ASU 2023-09. See Note 8 — Income Taxes for additional information.

Recent Accounting Pronouncement Not Yet Adopted

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides the option to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The ASU is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”) to establish guidance on the recognition, measurement, and presentation of government grants received by business entities. The new standard leverages the principles in the accounting framework for government assistance in International Accounting Standard 20. The ASU is effective for annual reporting periods beginning after December 15, 2028, with early adoption permitted. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong Securities Exchange.

	March 31,
	2025	2026
Cost	$24,757	$25,526
Market value	$25,175	$27,874

Included in non-operating income (expenses), net unrealized gain from marketable securities for the years ended March 31, 2024, 2025 and 2026 of $952, $3,163 and $1,931, respectively.

Net proceeds from sale of marketable securities for the years ended March 31, 2024, 2025 and 2026 were $nil, $5,647 and $12,727, respectively and realized gain from sales of marketable securities for the years ended March 31, 2024, 2025 and 2026 were $nil, $1,470 and $3,574, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

The marketable securities were classified as Level 1 of the hierarchy established under ASC No. 820 because the valuations were based on quoted prices for identical securities in active markets.

4. Inventories, net

Inventories, net of allowances, by major categories are summarized as follows:

	March 31,
	2025	2026
Raw materials	$6,017	$7,884
Work-in-progress	2,602	2,801
Finished goods	843	1,065
	$9,462	$11,750

Obsolescence allowance for inventory is as follows:

	Year ended March 31,
	2024	2025	2026
Balance at beginning of the year	$4,398	$4,374	$4,320
Written off, net	(24)	(54)	(657)
Balance at the end of the year	$4,374	$4,320	$3,663

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	March 31,
	2025	2026
Rental and utility deposit	$23	$26
Advance to suppliers	58	76
Prepayment	412	356
Dividend receivable	222	119
Others	897	798
	$1,612	$1,375

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

6. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following:

	March 31,
	2025	2026
At cost:
Leasehold land and buildings	$32,233	$32,233
Plant and machinery	33,254	32,506
Furniture, fixtures and equipment	10,180	9,501
Motor vehicles	1,365	1,390
Leasehold improvements	4,565	4,673
Impairment	(2,254)	(2,181)
	79,343	78,122
Less: accumulated depreciation and amortization	(55,958)	(55,796)
Net book value	$23,385	$22,326

Included in furniture, fixtures and equipment is computer software with net values of $9 and $13 as of March 31, 2025 and 2026, respectively.

Land use rights and long term leased land included in leasehold land and buildings consist of the following:

	March 31,
	2025	2026
At cost:
Land use right of state-owned land(a)	$2,233	$2,233
Long term leased land(b)	947	947
	3,180	3,180
Less: accumulated amortization	(1,882)	(1,969)
	$1,298	$1,211

Amortization expenses for land use rights were $87, $87 and $87 for the years ended March 31, 2024, 2025 and 2026, respectively.

(a)	The land use rights of state-owned land and buildings erected thereon represent land and buildings located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building with terms of 50 years expiring in 2050. As of March 31, 2025 and 2026, the cost of land use rights of state-owned land and buildings erected were $28,077 and $28,077, respectively.
(b)	Long term leased land and buildings erected thereon represent land and buildings on collectively-owned land located in the PRC on which an upfront lump-sum payment has been made for the right to use the land and building for a term of 50 years to 2053. Dongguan Chang An Xiaobian District Co-operation, the lessor, is the entity to whom the collectively-owned land has been granted. According to existing PRC laws and regulations, collectively-owned land is not freely transferable unless certain application and approval procedures are fulfilled by the Dongguan Chang An Xiaobian District Co-operation to change the legal form of the land from collectively-owned to state-owned. As of March 31, 2026, the Company is not aware of any steps being taken by the Dongguan Chang An Xiaobian District Co-operation for such application. As of March 31, 2025 and 2026, the cost of land use rights of collectively-owned land and buildings erected were $4,156 and $4,156, respectively.

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

6. Property, Plant and Equipment, net (cont.)

Included in leasehold land and buildings is property leased to third parties for rental income under operating lease with net values of $2,483 and $411 as of March 31, 2025 and 2026, respectively. Details of these property on lease are as follows:

Included in leasehold land and buildings:

	March 31,
	2025	2026
Cost	$4,273	$732
Less: accumulated depreciation and amortization	(1,790)	(321)
Net book value	$2,483	$411

During the years ended March 31, 2024, 2025 and 2026, the Company had no impairment on its property, plant and equipment. Depreciation of property, plant and equipment were $1,523, $1,519 and $1,484 during the years ended March 31, 2024, 2025 and 2026, respectively.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,
	2025	2026
Accrued expenses	$479	$480
Others	535	536
	$1,014	$1,016

8. Income Taxes

Net income before taxes of, $7,819, $11,300 and $10,264 were solely attributed by non-U.S. operations for the years ended March 31, 2024, 2025 and 2026, respectively.

Under current BVI law, the Company’s income is not subject to taxation in the British Virgin Islands. Under the current Samoa Law, subsidiary incorporated in Samoa is not subject to profit tax as it has no business operations in Samoa. Subsidiaries operating in Macau and the PRC are subject to income taxes as described below, and the subsidiaries operating in Macao are subject to Macao income taxes.

Effective from January 1, 2021, profit in excess of Macau Patacas (“MOP$”) MOP$600 derived from subsidiaries incorporated in Macau are subject to Macau Complementary Tax of 12%.

In accordance with the PRC Income Tax Law, the standard income tax for all subsidiaries operating in the PRC is 25%.

The provision for income taxes consists of the following:

	Year ended March 31,
	2024	2025	2026
Income before income taxes
- PRC	$5,205	$4,251	$4,118
- Other foreign jurisdictions	2,614	7,049	6,146
Total income before income tax	7,819	11,300	10,264

Current tax	$269	$182	$202
- PRC	143	6	122
- Other foreign jurisdictions	126	176	80
Deferred tax	(159)	(20)	(565)
- PRC	(159)	(20)	(565)
- Other foreign jurisdictions	-	-	-
	$110	$162	$(363)

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

8. Income Taxes (cont.)

Reconciliation between the provision for income taxes computed by applying the statutory tax rate in the PRC to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,
	2024		2025		2026
	USD	%	USD	%	USD	%
Income before income taxes	$7,819		$11,300		$10,264

Income tax expenses computed at PRC statutory income tax rate of 25%	1,955	25%	2,824	25%	2,566	25%

Foreign tax effects
Tax rate differential on entities not subject to PRC income tax
- Other foreign jurisdictions	(547)	(7)%	(1,642)	(15)%	(1,525)	(15)%

Tax credits
Additional deduction for R&D expenses	(273)	(4)%	(218)	(2)%	(220)	(2)%
Nontaxable or nondeductible Items
Non-deductible expenses	24	0%	161	1%	47	0%
Change of valuation allowance	(49)	(1)%	19	0%	216	2%
Changes in unrecognized tax benefits	119	2%	(72)	0%	45	0%
Effect of foreign rate differences	175	2%	125	1%	(143)	(1)%
Effect of other non-taxable income	(1,194)	(15)%	(1,040)	(9)%	(1,330)	(13)%
Prior years true up	(100)	(1)%	5	0%	(19)	0%
Income tax expense (income)	110	1%	162	1%	(363)	(4)%

Cash payments for tax liabilities on income tax were $227, $156 and $339 in 2024, 2025 and 2026, respectively.

	Year ended March 31,
	2024	2025	2026
Cash payment for tax liabilities
- PRC	$38	$18	$203
- Other foreign jurisdictions	189	138	136
Total income before income tax	227	156	339

The net deferred income tax consists of the following:

	March 31,
	2025	2026
Deferred income tax assets	$335	$746
Deferred income tax liabilities	(371)	(211)
Net deferred income tax (liabilities) assets	$(36)	$535

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

8. Income Taxes (cont.)

The components of net deferred income tax are as follows:

	March 31,
	2025	2026
Deferred income tax assets (liabilities):
Net operating loss carry forwards	$99	$147
Provision of employee benefits	1,413	1,637
Depreciation and amortization	(1,100)	(1,129)
Revenue and cost of sales recognized for financial reporting purpose before being recognized for tax purpose	(291)	(72)
Others	(58)	99
Less: Valuation allowances	(99)	(147)
Net deferred income tax (liabilities) assets	$(36)	$535

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC entities earned on or after January 1, 2008 and distributed by the PRC entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC entities in operations in the PRC, the PRC entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC entities has been recognized as of March 31, 2026.

The Company has adopted the provisions of ASC 740 on April 1, 2007. The evaluation of a tax position in accordance with ASC 740 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that if greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of March 31, 2025 and 2026, there is no interest and penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	Year ended March 31,
	2024	2025	2026
Balance at the beginning of the year	$806	$925	$846
Increase (decrease) related to current year tax positions	119	(79)	83
Balance at end of the year	$925	$846	$929

At March 31, 2025 and 2026, there are $846 and $929 of unrecognized tax benefits that if recognized, would affect the annual effective tax rate. For the year ended March 31, 2024, 2025 and 2026, the Company did not recognize any interest and penalties related to unrecognized tax benefits.

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

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable. The amount of income taxes payable at March 31, 2025 and 2026 includes the deemed profit tax estimated by the management based on the Contemporaneous Documentations.

9. Lease

Operating leases as lessor

We have non-cancellable agreements to lease our factory buildings to tenants under operating lease. The lease terms are between 1 month to 36 months. The leases do not contain contingent payments. At March 31, 2026, the minimum future rental income to be received is as follows:

Year ending March 31, 2027	$42
Total minimum future rental income	$42

The following table represents lease income recognized in the consolidated statements of comprehensive income:

	March 31,
	2024	2025	2026
Operating lease income	$523	$386	$376
Other information:
Operating cash flows from operating leases as lessor	$550	$405	$395

Operating leases as lessee

The Company leases premises and warehouses under various operating leases, certain of which contain escalation clauses. As of March 31, 2025 and 2026, the Company had no material operating lease arrangement with lease terms over 1 year, except for the land use rights and long term leased land. See Note 6 for additional description of the arrangement.

The following table represents lease costs recognized in the Company’s consolidated statements of comprehensive income for the year ended March 31, 2024, 2025 and 2026. Lease costs are included in cost of sales, selling, general and administrative expense on the Company’s consolidated statements of comprehensive income.

	Year ended March 31,
	2024	2025	2026
Operating lease costs	79	$73	$80
Total leases costs	79	$73	$80

	Year ended March 31,
	2024	2025	2026
Supplemental cash flow information for our leases was as follows
Operating cash paid for operating lease	$79	$73	$80

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

At March 31, 2026, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling $68, which are expected to be disbursed during the year ending March 31, 2027.

11. Employee Benefits

The Company contributes to a state pension plan run by the Chinese government in respect of its employees in the PRC. The expense of $852, $766 and $918 included in the consolidated statements of comprehensive income related to this plan, which is based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government, was provided for the years ended March 31, 2024, 2025 and 2026, respectively.

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

As of March 31, 2026, options to purchase an aggregate of 5,669,000 common shares had been granted under the stock option plans. Options granted under the stock option plans vest immediately and are exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with weighted average prices per option) is as follows:

	Year ended March 31,
	2024			2025			2026
	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value	Number of stock options	Weighted Average Exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of the year	400,000	$2.09	$0.50	400,000	$2.09	$0.50	$—	$—	$—
Exercised during the year	—	$—	$—	$—	$—	$—	$—	$—	$—
Expired and cancelled during the year	—	$—	$—	$(400,000)	$2.09	$0.50	$—	$—	$—
Outstanding and exercisable at the end of the year	400,000	$2.09	$0.50	$—	$—	$—	$—	$—	$—
Range of exercise price per share		$2.09			$—			$—

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

12. Stock Option Plan (cont.)

During the years ended March 31, 2024, 2025 and 2026, the Company recognized employee stock-based compensation expense of $nil, $nil and $nil, respectively. No options were granted for the years ended March 31, 2024, 2025 and 2026. At March 31, 2025 and 2026, there were 1,718,000 and 1,718,000 options available for future grant under the plans, respectively.

As of March 31, 2024, the Company had outstanding stock options to acquire an aggregate of 400,000 shares of common stock with an intrinsic value of $58. Of those outstanding options, 400,000 shares had vested as of March 31, 2024, representing an intrinsic value of $58. No options were outstanding at March 31, 2025 and 2026.

13. Other income, net

Other income, net consist of the following:

	Year ended March 31,
	2024	2025	2026
(Loss) gain on disposal of property, plant and equipment, net	$(74)	$38	$29
Foreign exchange (loss) gain, net	(13)	111	(590)
(Provision for) reversal of credit losses, net	(76)	67	(2)
Others	546	735	379
Other income (expense), net	$383	$951	$(184)

14. Non-operating income, net

Non-operating income, net consist of the following:

	Year ended March 31,
	2024	2025	2026
Dividend income from marketable securities	$1,506	$1,822	$1,019
Interest income from bank deposits	669	1,052	1,442
Unrealized gain from marketable securities	952	3,163	1,931
Realized gain from sales of marketable securities	—	1,470	3,574
Rental income, net of depreciation charges	498	386	376
Others	409	93	(59)
Non-operating income, net	$4,034	$7,986	$8,283

15. Operating Risk

Concentrations of Major Customers — A substantial percentage of the Company’s sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2024, 2025 and 2026 are as follows:

	Percentage of net sales Year ended March 31,
	2024	2025	2026
Customer B	14.5%	20.0%	22.0%
Customer E	19.5%	13.8%	14.5%
Customer G	11.4%	* %	* %

*	Less than 10%

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

15. Operating Risk (cont.)

Sales to the above customers relate to electronic products.

Debtors accounting for 10% or more of total accounts receivable at March 31, 2025 and 2026, respectively, are as follows:

	Percentage of accounts receivable at March 31,
	2025	2026
Customer E	14.2%	29.4%
Customer H	11.9%	13.6%
Customer B	13.7%	18.7%

*	Less than 10%

There were $17, $7 and $nil accounts receivable written off during the years ended March 31, 2024, 2025 and 2026, respectively. There were net provision for (reversal of) credit losses of $76, $(67) and $(2) during the years ended March 31, 2024, 2025 and 2026, respectively. At March 31, 2025 and 2026, allowances for credit losses were $24 and $22, respectively.

Concentration of credit risk — Assets that potentially subject the Company to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, accounts receivable, and time deposits with maturities more than one year. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2026 and 2025, majority of the Company’s cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, and time deposits with maturities more than one year were held at major financial institutions located in Dongguan, Macau and Hong Kong (collectively refer as the “China Cities”) which the management believes are of high credit quality. Failure of reputable financial institutions is not common in the China Cities and the Company believes that those financial institutions that hold the Company’s cash and cash equivalents, time deposits, marketable securities, held-to-maturity investments, and time deposits with maturities more than one year are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the United States, the PRC, United Kingdom, Hong Kong and Europe. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, Deswell performs the related credit assessment of the consumer financing receivables recorded in the Company’s consolidated balance sheets.

Concentrations of Suppliers — For the years ended March 31, 2024, 2025 and 2026, the Company had no single suppliers contributed over 10% of total purchase.

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

Investment price risk — The Company is exposed to equity price risk on marketable securities. The Company’s marketable securities are investment listed on the Stock Exchange of Hong Kong (SEHK), the New York Stock Exchange (NYSE) and the NASDAQ Stock Market (NASDAQ). Decisions to buy and sell securities are based on daily monitoring of the performance of individual securities compared to that of the Index and other industry indicators, as well as the Company’s liquidity needs. The Company believes the exposure to investment price risk from the Company’s investment activities is acceptable in the Company’s circumstances.

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

Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Year ended March 31,
	2024	2025	2026
Net sales
Injection molded plastic parts	12,391	11,206	8,947
Electronic products	56,977	56,404	52,385
Total net sales	$69,368	$67,610	$61,332

Cost of sales, operating expenses and other income
Injection molded plastic parts	13,262	12,516	10,697
Electronic products	51,059	50,432	46,401
Corporate expenses	1,262	1,348	2,253
Total cost of sales, operating expenses and other income	$65,583	$64,296	$59,351

Operating income (loss)
Injection molded plastic parts	(871)	(1,310)	(1,750)
Electronic products	5,918	5,972	5,984
Corporate expenses	(1,262)	(1,348)	(2,253)
Total operating income	$3,785	$3,314	$1,981
Income (loss) before income taxes
Injection molded plastic parts	2,308	5,024	4,554
Electronic products	6,773	7,624	7,963
Corporate expenses	(1,262)	(1,348)	(2,253)
Total income before taxes	$7,819	$11,300	$10,264

	Year ended March 31,
	2024		2025		2026
	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses	Interest income from bank deposits	Interest expenses
Segment:
Injection molded plastic parts	$423	$—	$584	$—	$844	$—
Electronic products	246	—	468	—	598	—
Consolidated total	$669	$—	$1,052	$—	$1,442	$—

	Year ended March 31,
	2024			2025			2026
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization
Segment:
Injection molded plastic parts	$62,760	$26	$1,048	$72,144	$163	$1,009	$75,244	$131	$969
Electronic products	48,316	355	475	48,064	169	510	54,720	350	515
Consolidated totals	$111,076	$381	$1,523	$120,208	$332	$1,519	$129,964	$481	$1,484

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

16. Segment Information (cont.)

The breakdown of sales by destination is analyzed as follows:

	Year ended March 31,
	2024	2025	2026
Net sales
United States of America	$7,925	$6,081	$7,554
PRC	22,121	22,448	18,314
United Kingdom	11,985	10,917	10,453
Hong Kong	8,225	6,908	6,385
Europe	10,016	12,546	9,286
Canada	2,988	3,882	5,086
Others	6,108	4,828	4,254
Total net sales	$69,368	$67,610	$61,332

The location of the Company’s long-lived assets is as follows:

	March 31,
	2025	2026
Hong Kong and Macao	$2	$2
PRC	23,383	22,324
Total long-lived assets	$23,385	$22,326

17. Condensed Financial Information of Deswell Industries, Inc.

The condensed financial statements for parent company only, have been prepared in accordance with accounting principles generally accepted in the United States of America. Under the PRC laws and regulations, Deswell Industries, Inc.’s PRC subsidiaries are restricted in their ability to transfer certain of their net assets to Deswell Industries, Inc. in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves, as determined pursuant to PRC generally accepted accounting principles, totaling $51,984 (equivalent to RMB376 million) and $47,761 (equivalent to RMB314 million) as of March 31, 2025 and 2026, respectively.

Balance sheets

	March 31,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	$212	$72
Prepaid expenses and other current assets	50	51
Amounts due from subsidiaries	7,016	6,159
Total current assets	7,278	6,282
Investments in subsidiaries	95,861	104,030
Total assets	$103,139	$110,312

Liabilities and shareholders’ equity
Current liabilities:
Accrued payroll and employee benefits	$1,013	$915
Other accrued liabilities	6	7
Total current liabilities	1,019	922
Total shareholders’ equity	102,120	109,390
Total liabilities and shareholders’ equity	$103,139	$110,312

DESWELL INDUSTRIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share and per share data, unless otherwise stated)

17. Condensed Financial Information of Deswell Industries, Inc. (cont.)

Statements of comprehensive income

	Year ended March 31,
	2024	2025	2026
Equity in earnings of subsidiaries	$8,229	$11,854	$11,357
Operating expenses	520	716	730
Income before income taxes	7,709	11,138	10,627
Income taxes	—	—	—
Net income	7,709	11,138	10,627
Share of other comprehensive income of subsidiaries	—	—	—
Total comprehensive income	$7,709	$11,138	$10,627

Statements of cash flows

	Year ended March 31,
	2024	2025	2026
Cash flows from operating activities
Net income	$7,709	$11,138	$10,627
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries	(8,229)	(11,854)	(11,357)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2)	(3)	(1)
Amounts due from subsidiaries	252	960	857
Other accrued liabilities	(444)	(233)	(97)
Net cash (used in) provided by operating activities	(714)	8	29

Cash flows from investing activities
Dividends received from subsidiary	3,188	3,188	3,188
Net cash provided by investing activities	3,188	3,188	3,188

Cash flows from financing activities
Dividends paid	(3,188)	(3,188)	(3,188)
Repurchase of treasury stock	--	--	(169)
Net cash used in financing activities	(3,188)	(3,188)	(3,357)

Net (decrease) increase in cash and cash equivalents	(714)	8	(140)
Cash and cash equivalents, beginning of year	918	204	212
Cash and cash equivalents, end of year	$204	$212	$72

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

DESWELL INDUSTRIES, INC.

ITEM 19. EXHIBITS

The following documents are filed as exhibits herewith:

Exhibit No.	Description
1.1	Memorandum and Articles of Association (as amended and restated on 13th December, 2007) (incorporated by reference to Exhibit 1.1 to registrant’s Registration Statement on Form 8-A filed with the SEC on December 31, 2007).
1.2	Amendment to Regulation 6.15 of registrant’s Articles of Association as filed with the Registrar of Corporate Affairs of the British Virgin Islands on March 26, 2010 (incorporated by reference to Exhibit 1.2 to registrant’s Amendment No. 1 to Registration Statement on Form 8 A filed with the SEC on March 31, 2010).
2.1	Form of common share certificate.
2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.
4.1	2001 Stock Option Plan (incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC under cover of Form 6 K on December 12, 2001).
4.2	2003 Stock Option Plan of Deswell Industries, Inc. (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6 K on August 16, 2010).
8.1	Diagram of the Company’s operating subsidiaries and affiliates – (see page 2 of this Report).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of registrant’s Form 20-F for the year ended March 31, 2004, filed with the SEC on July 16, 2004).
11.2	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.2 of registrant’s Form 20-F for the year ended March 31, 2024, filed with the SEC on August 9, 2024).
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
13.1	Certification Pursuant To 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.
15.1	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP to incorporation of its report on the Company’s consolidated financial statements into Registrant’s Registration Statements on Form S-8.
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of registrant’s Form 20-F for the year ended March 31, 2025, filed with the SEC on July 29, 2025.
101*	Financial information from registrant for the year ended March 31, 2026 formatted in eXtensible Business Reporting Language (XBRL): (a) Consolidated Balance Sheets as of March 31, 2025 and 2026; (b) Consolidated Statements of Comprehensive Income for the Years Ended March 31, 2024, 2025; and 2026, (c) Consolidated Statements of Shareholders Equity for the Years Ended March 31, 2024, 2025; and 2026; (d) Consolidated Statements of Cash Flows for the Years Ended March 31, 2024, 2025; and 2026; and (e) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this Annual Report on its behalf.

DESWELL INDUSTRIES, INC.

By:	/s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: July 30, 2026